Form 20-F
period 2011-12-31
PACIFIC DRILLING S.A.
filed 2012-03-27
CIK 1517342

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-35345

PACIFIC DRILLING S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Luxembourg

(Jurisdiction of incorporation or organization)

37, rue d’Anvers

L-1130 Luxembourg

(Address of principal executive offices)

Kinga E. Doris

Vice President, General Counsel and Secretary

3050 Post Oak Blvd., Suite 1500

Houston, Texas 77056

Phone (832) 255-0519

Fax (832) 201-9883

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common shares, $0.01 par value per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2011, there were 216,900,000 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☑  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☑

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. Where any forward-looking statement includes a statement about the assumptions or bases underlying the forward-looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the statement of expectation or belief will result or be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. Forward-looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this annual report. These risks include the risks that are identified in the “Risk Factors” section of this annual report, and also include, among others, risks associated with the following:

•	our limited operating history;

•	our limited number of assets and small number of customers;

•	competition within our industry;

•	oversupply of rigs comparable to ours or higher specification rigs;

•	reduced expenditures by oil and natural gas exploration and production companies;

•	restrictions on offshore drilling, including the impact of the Deepwater Horizon incident on offshore drilling;

•	strikes and work stoppages could have a material adverse effect on our operations;

•	corruption, militant activities, political instability, ethnic unrest and regionalism in Nigeria and other countries where we may operate;

•	delays and cost overruns in construction projects;

•	our substantial level of indebtedness;

•	our ability to incur additional indebtedness under and compliance with restrictions and covenants in our debt agreements;

•	our need for cash to meet our debt service obligations;

•	our levels of operating and maintenance costs;

•	availability of skilled workers and the related labor costs;

•	compliance with governmental, tax, environmental and safety regulation;

•	any non-compliance with the Foreign Corrupt Practices Act, the United Kingdom’s Anti-Bribery Act or any other anti bribery laws;

•	general economic conditions and conditions in the oil and natural gas industry;

•	effects of new products and new technology in our industry;

•	termination of our customer contracts;

•	our dependence on key personnel;

•	operating hazards in the oilfield services industry;

•	adequacy of insurance coverage in the event of a catastrophic event;

•	our ability to obtain indemnity from customers;

•	changes in tax laws, treaties or regulations;

•	the volatility of the price of our common shares;

•	our incorporation under the laws of Luxembourg and the limited rights to relief that may be available compared to other countries, including the United States; and

•	potential conflicts of interest between our controlling shareholder and our public shareholders.

Any forward-looking statements contained in this annual report should not be relied upon as predictions of future events. No assurance can be given that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is not realized. You should thoroughly read this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are, in certain instances, included with such forward-looking statements and in “Risk Factors” in this annual report. Additionally, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the forward-looking statements by these cautionary statements.

Readers are cautioned not to place undue reliance on the forward-looking statements contained in this annual report, which represent the best judgment of our management. Such statements, estimates and projections reflect various assumptions made by us concerning anticipated results, which are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and which may or may not prove to be correct. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

As used in this annual report, unless the context otherwise requires, references to “Pacific Drilling,” the “Company,” “we,” “us,” “our” and words of similar import refer to Pacific Drilling S.A. and its subsidiaries. Unless otherwise indicated, all references to “US$” and “$” in this report are to, and amounts are represented in, United States dollars.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with Item 5, “Operating Results” and our historical consolidated financial statements and unaudited pro forma financial information and related notes thereto included elsewhere in this annual report. The financial information included in this annual report may not be indicative of our future results of operations, financial condition and cash flows.

Pacific Drilling S.A. was formed as a Luxembourg corporation under the form of a société anonyme to act as an indirect holding company for its predecessor, Pacific Drilling Limited (our “Predecessor”), a company organized under the laws of Liberia, and its subsidiaries in connection with a corporate reorganization completed on March 30, 2011, referred to in this annual report as the “Restructuring.” In connection with the Restructuring, our Predecessor was contributed to a wholly owned subsidiary of the Company by a subsidiary of Quantum Pacific International Limited, a British Virgin Islands company and parent company of an investment holdings group (the “Quantum Pacific Group”). The Company did not engage in any business or other activities prior to the Restructuring except in connection with its formation and the Restructuring. The Restructuring was limited to entities that were all under the control of the Quantum Pacific Group and its affiliates, and, as such, the Restructuring was accounted for as a transaction between entities under common control. As a result, the consolidated financial statements of Pacific Drilling S.A. are presented using the historical values of the Predecessor’s financial statements on a combined basis. However, the issued share capital of Pacific Drilling S.A. is retrospectively reflected for all periods in the selected historical consolidated financial data to reflect the 150,000,000 common shares held by the Quantum Pacific Group at the completion of the Restructuring. The financial information relating to the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and are in U.S. dollars.

In 2007, our Predecessor entered into various agreements with Transocean Ltd. (“Transocean”) and its subsidiaries, which culminated in the formation of a joint venture company, Transocean Pacific Drilling Inc. (“TPDI”), which was owned 50% by our Predecessor and 50% by a subsidiary of Transocean. On March 30, 2011, in connection with the Restructuring, our Predecessor assigned its equity interest in TPDI to another subsidiary of the Quantum Pacific Group for no consideration, which is referred to in this annual report as the “TPDI Transfer,” to enable the Company to focus on the operation and marketing of the Company’s wholly-owned fleet. As a result, neither the Company nor any of its subsidiaries currently owns any interest in TPDI and, beginning in the second quarter of 2011, the results of operations of TPDI are no longer included in the financial results of the Company.

Set forth below are (i) selected historical consolidated financial data as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, which have been derived from our audited consolidated financial statements included elsewhere in this annual report, (ii) selected historical consolidated financial data as of December 31, 2009 and for the year ended December 31, 2008, which have been derived from our audited consolidated financial statements not included in this annual report, (iii) selected historical consolidated financial data as of December 31, 2008 and 2007 and for the year ended December 31, 2007, which have been derived from our unaudited consolidated financial statements not included in this annual report and (iv) pro forma consolidated financial data for the year ended December 31, 2011, which have been derived from the unaudited pro forma condensed consolidated financial statement included elsewhere in this annual report.

Pro forma financial information included in this annual report gives effect to the TPDI Transfer as if it had occurred as of January 1, 2011 for purposes of the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2011. However, the pro forma financial information may not reflect what our actual results of operations would have been if the TPDI Transfer had been completed as of such dates and if we operated on that basis during such period.

	Historical					Pro Forma
	Years Ended December 31,
	2011	2010	2009	2008	2007	2011
					(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Statement of operations data:
Contract drilling revenues	$65,431	$—	$—	$—	$—	$65,431
Contract drilling costs	(32,142)	—	—	—	—	(32,142)
General and administrative expenses	(52,614)	(19,715)	(8,824)	(1,589)	(676)	(52,614)
Gain on sale of asset under construction	—	—	—	—	50,015	—
Depreciation expense	(11,619)	(395)	(134)	—	—	(11,619)

	(96,375)	(20,110)	(8,958)	(1,589)	49,339	(96,375)
Loss of hire insurance recovery	18,500	—	—	—	—	18,500

Operating (loss) income	(12,444)	(20,110)	(8,958)	(1,589)	49,339	(12,444)
Equity in earnings (loss) of TPDI	18,955	56,307	4,291	(679)	(500)	—
Other (expense) income	(9,414)	1,102	2,384	7,759	1,710	(9,604)

Net (loss) income	$(2,903)	$37,299	$(2,283)	$5,491	$50,549	$(22,048)

(Loss) earnings per common share, basic and diluted	$(0.01)	$0.25	$(0.02)	$0.04	$0.34	$(0.11)

Weighted average number of common shares, basic and diluted (1)	195,447,944	150,000,000	150,000,000	150,000,000	150,000,000	195,447,944

	Historical
	Years Ended December 31,
	2011	2010	2009	2008	2007
				(unaudited)	(unaudited)
			(in thousands)
Balance sheet data:
Working capital (2)	$115,462	$14,482	$4,008	$(39)	$1,710
Property and equipment, net	3,436,010	1,893,425	927,556	737,751	58,880
Investment in and notes to TPDI	—	186,714	147,857	102,325	238,770
Total assets	4,184,289	2,271,949	1,087,291	841,580	299,360
Long-term debt (3)	1,675,000	450,000	—	—	—
Related-party loan	—	—	832,642	633,997	248,811
Accrued interest payable on related-party loan	—	—	39,019	—	—
Shareholders’ equity	2,274,073	1,775,207	207,749	206,040	50,549

(1)	Retrospectively adjusted for all periods to reflect the issued share capital of Pacific Drilling S.A. following the Restructuring.

(2)	Working capital is defined as current assets minus current liabilities.
(3)	Includes current maturities of long-term debt.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

An investment in our common shares involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this annual report, before making an investment in our common shares. Any of the risk factors described below could significantly and negatively affect our business, financial condition or operating results, which may reduce our ability to pay dividends and lower the trading price of our common shares. You may lose part or all of your investment.

Risks Related to Our Business

We have a limited operating history, which makes it more difficult to accurately forecast our future results and may make it difficult for investors to evaluate our business and our future prospects, both of which will increase the risk of your investment in our common shares.

We did not begin to recognize operating revenue until the Pacific Bora commenced drilling operations on August 26, 2011. The Pacific Scirocco and the Pacific Mistral commenced drilling operations on December 31, 2011 and February 6, 2012 respectively. The Pacific Santa Ana was delivered in December 2011 and is expected to enter service in the U.S. Gulf of Mexico in the second quarter of 2012. Because of our limited operating history, we lack extensive historical financial and operational data, making it more difficult for an investor to evaluate our business, forecast our future revenues and other operating results and assess the merits and risks of an investment in our common shares. This lack of information will increase the risk of your investment in our common shares. Moreover, you should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by companies with a limited operating history. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories. If we are not able to successfully meet these challenges, our financial condition, results of operations and cash flows could be materially adversely affected.

We have a limited asset base and currently rely on three customer accounts. The loss of any customer or significant downtime on any drillship could adversely affect our financial condition and results of operations.

As a result of our relatively small fleet of drillships, we anticipate revenues will depend on contracts with a limited number of customers. We currently have seven drillships, two of which are currently under contract with the same customer, subsidiaries of Chevron Corporation (“Chevron”), one of which is under contract with a subsidiary of Total S.A. (“Total”), one of which is under contract with a subsidiary of Petróleo Brasileiro S.A. (“Petrobras”), two of which are under construction with Samsung Heavy Industries (“SHI”), scheduled for delivery in the second and third quarter of 2013, respectively, and which are not yet under contract and a recently ordered seventh drillship, scheduled for delivery in the second quarter of 2014, which is also not yet under contract. Our financial condition, results of operations or cash flows could be materially adversely affected if any one of these customers was to interrupt or curtail its activities in the U.S. Gulf of Mexico, Nigeria or Brazil, fail to pay for the services that have been performed, terminate its contract with us, fail to renew its existing contract with us or refuse to award new contracts to us and we are unable to enter into contracts with new customers on comparable terms. The loss of Chevron, Total or Petrobras as a customer could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, our limited number of drillships makes us more susceptible to incremental loss in the event of downtime on any one operating unit. If any one of our drillships becomes inactive for a substantial period of time and not otherwise earning contractual revenues, it could have a material adverse impact on our operations and financial condition.

The contract drilling industry is highly competitive. Compared to companies with greater resources, we may be at a competitive disadvantage.

The offshore contract drilling industry is highly competitive with numerous industry participants, none of which has a dominant market share. Drilling contracts are traditionally awarded on a competitive bid basis. The proposed dayrate is often the primary factor in determining which qualified contractor is awarded a contract, although rig availability and the quality and technical capability of service and equipment are also important factors. Other key factors include a contractor’s reputation for service, safety record, environmental record, technical and engineering support and long-term relationships with national and international oil and natural gas companies. Our competitors in the offshore contract drilling industry generally have larger, more diverse fleets, longer operating histories with established safety and environmental records over a measurable period of time, long-term relationships with customers and appreciably greater financial and other resources and assets than we do. Similarly, some of these competitors are significantly better capitalized than we are, which may make them preferable to us to the extent the customer is concerned about our ability to cover potentially significant liabilities. As a result, our competitors have competitive advantages that may adversely affect our efforts to contract our drillships on favorable terms, if at all, and correspondingly negatively impact our financial condition, results of operations or cash flows. Additionally, we are at a competitive disadvantage to those competitors that are better capitalized because they are in a better position to withstand the effects of a downturn in our industry.

Our global operations may be adversely affected by political and economic circumstances in the countries in which we operate. A significant portion of our business is conducted in Nigeria, which exposes us to risks of war, local economic instabilities, corruption, political disruption and civil disturbance in that region.

A primary component of our business strategy is to operate in global oil and natural gas producing areas. We are subject to a number of risks inherent in any business that operates globally, including:

•	political, social and economic instability, war, piracy and acts of terrorism;

•	potential seizure, expropriation or nationalization of assets;

•	damage to our equipment or violence directed at our employees, including kidnappings;

•	increased operating costs;

•	complications associated with supplying, repairing and replacing equipment in remote locations;

•	repudiation, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk and named windstorm coverage in certain areas;

•	import-export quotas;

•	confiscatory taxation;

•	work stoppages;

•	unexpected changes in regulatory requirements;

•	wage and price controls;

•	imposition of trade barriers;

•	imposition or changes in interpretation and enforcement of local content laws, such as those we must currently comply with in Nigeria and Brazil;

•	restrictions on currency or capital repatriations;

•	solicitation by government officials for improper payments or other forms of corruption;

•	currency fluctuations and devaluations; and

•	other forms of government regulation and economic conditions that are beyond our control.

These risks may be higher in the developing countries such as Nigeria, where the Pacific Bora entered service in August 2011 under a three-year drilling contract with a wholly-owned Nigerian subsidiary of Chevron and the Pacific Scirocco entered service in December 2011 under a one-year drilling contract with a subsidiary of Total, with two one-year options and one two-year option. Countries in West Africa have experienced political and economic instability in the past and such instability may continue in the future. Additionally, Nigeria is ranked 143 out of 182 countries in Transparency International’s 2011 Corruption Perceptions Index and placed 133 out of 183 in the World Bank’s Doing Business 2011 report. Furthermore, there are significant sectarian tensions in Nigeria among the numerous different ethnic and tribal groups, which have resulted in sporadic violence. Disruptions may occur in the future, and losses caused by these disruptions may occur that will not be covered by insurance.

Our business could be affected adversely by union disputes and strikes or work stoppages by our employees. In addition, our labor costs and the operating restrictions under which we operate could increase as a result of collective bargaining negotiations and changes in labor laws and regulations.

Some of our employees working in Nigeria and Brazil are represented by unions, and some of our contracted labor work under collective bargaining agreements. Many of these represented individuals are working under agreements that are subject to annual salary negotiation. The Company cannot predict the results of any such collective bargaining negotiations or whether any such negotiations will result in a work stoppage. In addition, employees may strike for reasons unrelated to our union arrangements, such as the recent strike in Nigeria where protests over doubling fuel prices recently resulted in the longest national strike in the country’s history. Any future work stoppage could, depending on the affected operations and the length of the work stoppage, have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

These negotiations could result in higher personnel expenses, other increased costs or increased operational restrictions as the outcome of such negotiations apply to all offshore employees not just the union members. Although our U.S. employees are not covered by a collective bargaining agreement, the marine services industry has been targeted by maritime labor unions in an effort to organize U.S. Gulf of Mexico employees. In addition, legislation has been introduced in the U.S. Congress that could encourage additional unionization efforts in the United States, as well as increase the chances that such efforts succeed. A significant increase in the wages paid by competing employers or the unionization of our U.S. Gulf of Mexico employees could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. Additional unionization efforts, if successful, or new collective bargaining agreements could materially increase our labor costs.

An oversupply of comparable or higher specification rigs could depress the demand and contract prices for ultra-deepwater rigs and could adversely affect our financial condition, results of operations or cash flows.

There are numerous high-specification rigs currently under contract for construction in the industry worldwide. We estimate there are approximately 47 ultra-deepwater rigs scheduled for delivery between March 20, 2012 and the end of 2014, 32 of which are not yet contracted to customers. The entry into service of these new units will increase supply and could curtail a strengthening, or trigger a reduction, in dayrates as rigs are absorbed into the active fleet. Any increase in construction of drilling units could negatively impact utilization and dayrates. Lower utilization and dayrates could require us to enter into lower dayrate contracts or to idle one or more of our drillships, which could have a material adverse effect on our financial condition, results of operations and cash flows or result in the recognition of impairment charges on our drillships.

The demand for our services depends on the level of activity in the offshore oil and natural gas industry, which is significantly affected by oil and natural gas prices and other factors beyond our control.

The demand for our services depends on the level of activity in oil and natural gas exploration, development and production in offshore areas worldwide. Oil and natural gas prices and market expectations about potential changes in these prices significantly affect this level of activity. Higher spot market commodity prices do not necessarily or quickly translate into increased drilling activity since customers’ expectations about long-term commodity prices also drive demand for offshore drilling services. Likewise, increased competition for customers’ drilling budgets could come from markets in which we do not provide services, such as land-based energy markets in Africa, Russia, Western Asia, the Middle East, North America and elsewhere. Customers’ drilling programs are also affected by the availability of attractive drilling prospects, results of exploratory drilling, relative production costs, the stage of reservoir development, budgetary constraints and political and regulatory environments.

Historically, the markets for crude oil and natural gas have been volatile and are likely to continue to be volatile in the future. For example, since January 1, 2011, the New York Mercantile Exchange (the “NYMEX”) daily settlement price for the prompt month crude oil contract has ranged from a high of $113 per barrel to a low of $75 per barrel. Since January 1, 2011, the NYMEX daily settlement price for the prompt month natural gas contract ranged from a high of $4.68 per MMBtu to a low of $2.27 per MMBtu. As of March 20, 2012, the NYMEX daily settlement price for the prompt month crude oil contract was $106 per barrel, while the NYMEX daily settlement price for the prompt month natural gas contract was $2.32 per MMBtu. The markets and prices for crude oil and natural gas depend on factors beyond our control. These factors include:

•	worldwide demand for oil and natural gas, including economic conditions and activity in the United States, China and other energy-consuming markets;

•	the cost of exploring for, developing, producing and delivering oil and natural gas, and the relative cost of onshore production or importation of natural gas;

•	the ability of the Organization for Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing;

•	the level of production in non-OPEC countries;

•	expectations regarding future prices and levels of production of oil and natural gas;

•	the policies of various governments regarding exploration and development of their oil and natural gas reserves;

•	the development and exploitation of alternative fuels, and the competitive, regulatory and political position of hydrocarbons as a source of energy compared with other energy sources;

•	the availability and discovery rate of new oil and natural gas reserves;

•	the rate of decline of existing and new oil and natural gas reserves;

•	global economic and weather conditions;

•	advances in exploration, development and production technology;

•	domestic and international tax policies, currency controls and government regulations;

•	the ability of oil and natural gas companies to raise capital;

•

the worldwide military and political environment, including uncertainty or instability resulting from an outbreak of armed hostilities or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States or elsewhere; and

•	acts of civil disobedience or piracy that affect oil and natural gas producing regions, especially in West Africa, where armed conflict and civil unrest remain a concern.

Sustained low market prices for oil and natural gas may cause companies exploring for oil and natural gas to cancel or curtail their drilling programs, thereby reducing demand for drilling services. Any reduction in the demand for drilling services may materially erode dayrates and/or utilization rates for our drillships, which could have a material adverse effect on our financial condition, results of operations and cash flows and could have a significant negative impact on the market price of our common shares.

Because our business is focused exclusively on the offshore drilling market, adverse developments in the offshore drilling industry could have a material adverse effect on our financial condition, results of operations or cash flows.

We rely exclusively on the revenues generated from the offshore drilling business. Therefore, any adverse development in the deepwater offshore drilling market would have a significantly more negative impact on our financial condition, results of operations and cash flows than if we operated a more diversified business.

The imposition of stringent restrictions or prohibitions on offshore drilling by any governing body may have a material adverse effect on our business.

Events in recent years have heightened environmental and regulatory concerns about the oil and natural gas industry. From time to time, governing bodies may propose and have enacted legislation or regulations that may materially limit or prohibit offshore drilling in certain areas. If laws are enacted or other governmental action is taken that delay, restrict or prohibit offshore drilling in our expected areas of operation, our business could be materially adversely affected.

For example, the U.S. governmental response to the Deepwater Horizon incident in April 2010 and resulting oil spill could have a prolonged and material adverse impact on drilling operations in the U.S. Gulf of Mexico. Following the April 2010 fire and explosion aboard the Deepwater Horizon drilling platform owned by a competitor and subsequent release of oil from the Macondo well in the U.S. Gulf of Mexico, the Obama Administration and regulatory agencies with jurisdiction over oil and natural gas exploration, including the U.S. Department of the Interior (“DOI”) and the federal Bureau of Ocean Energy Management, Regulation and Enforcement (“BOEMRE,” a successor agency to the DOI’s Minerals Management Service) imposed temporary moratoria on drilling operations, required operators to reapply for exploration plans and drilling permits that had previously been approved, and adopted numerous new environmental, technological, and safety regulations and/or new interpretations of such existing regulations with respect to operations in the U.S. Gulf of Mexico that are applicable to our oil and natural gas exploration and production customers and with which their new applications for exploration plans and drilling permits must prove compliant. These new and/or newly interpreted existing regulations require operators to, among other things, submit independent third-party reports on the design and operation of blowout preventers (“BOPs”) and other well control systems, conduct tests on the functionality of well control systems, comply with new standards for certain equipment involved in the construction of offshore wells, including BOPs, and implement and enforce a safety and environmental management system, including regular third-party audits of safety procedures and drilling equipment to assure that offshore rig personnel and equipment remain in compliance with the new regulations. Moreover, prior to the resumption of drilling following the moratorium, each operator is required to demonstrate that it has in place written and enforceable procedures, pursuant to applicable regulations, that ensure containment in the event of a deepwater blowout. Since early 2011, there has been gradual improvement in the number of approved drilling permits per month, however, it is possible that this pace of improvement could slow or reverse as a result of uncertainties with respect to implementation and interpretation of the regulations and other regulatory initiatives issued by the DOI and/or the BOEMRE. Moreover, effective October 1, 2011, the BOEMRE was split into two federal bureaus, the Bureau of Ocean Energy Management (“BOEM”), which handles, among other things, review and administration of oil and gas exploration and development plans, and the Bureau of Safety and Environmental Enforcement (“BSEE”), which is responsible for, among other things, the development and enforcement of safety and environmental regulations and permitting of offshore exploration, development and production activities. Since October 1, 2011, our oil and natural gas exploration and production customers have been interacting with two newly formed federal bureaus to obtain approval of their exploration and development plans and issuance of drilling permits, which may result in added plan approval or drilling permit delays as the functions of the former BOEMRE are fully divested from the former agency and implemented in the two federal bureaus. Third party challenges to industry drilling operations in the U.S. Gulf of Mexico may also serve to further delay or restrict exploration activities. Any recovery of growth prospects in the U.S. Gulf of Mexico may stall if the current pace of drill permit issuance by the BSEE does not increase significantly. In this regulatory environment, Chevron may be unable to commence drilling operations in mid-2012 with the Pacific Santa Ana in the U.S. Gulf of Mexico according to its original plans. In such case, and pursuant to the contract, Chevron may choose either to operate the Pacific Santa Ana in the U.S. Gulf of Mexico performing operations permitted under existing regulations at that time, to operate the Pacific Santa Ana outside of the U.S. Gulf of Mexico or to pay the contractual standby dayrate. Chevron may also choose to exercise the contract’s termination clause, under which Chevron would be required to pay a standby rate to us on a monthly basis for the remaining period of the contract.

The U.S. Gulf of Mexico represents a significant portion of the industry’s existing deepwater drillship demand. BOEMRE’s temporary moratorium and the new or newly interpreted regulations and other regulatory initiatives have created significant uncertainty regarding the outlook of offshore drilling activity in the U.S. Gulf of Mexico and possible implications for regions outside of the U.S. Gulf of Mexico. If the new regulations, operating procedures and possibility of increased legal liability are viewed by our current or future customers as a significant impairment to expected profitability on drilling projects in the U.S. Gulf of Mexico, deepwater drillships and other floating rigs could depart the U.S. Gulf of Mexico, which would likely affect the global supply and demand balance for such drillships and rigs, resulting in lower dayrates and/or utilization and a more competitive and challenging business environment in the international sector. In addition to the new safety requirements issued by BOEMRE, the BSEE could issue additional safety and environmental guidelines or regulations for drilling in the U.S. Gulf of Mexico that could disrupt or delay drilling operations, increase the cost of drilling operations or reduce the area of operations for deepwater drilling rigs, and other governments could take similar actions. For example, in November 2011, the BSEE announced a change in its enforcement policies, pursuant to which the agency has extended its regulatory enforcement reach to include contractors as well as offshore lease operators. Consequently, the BSEE may elect to hold contractors, including drilling contractors, liable for alleged violations of law arising in the BSEE’s jurisdictional area. Implementation of this announced change in enforcement policy by the BSEE could subject us to added liabilities, including sanctions and penalties, as well as increased costs arising from contractual arrangements in master services agreements that failed to take into account such change in enforcement policy. Moreover, there exists the possibility of added exploration and development plan approval or drilling permit delays as the functions of the former BOEMRE are fully divested from the former agency into the two newly created federal bureaus. All of these uncertainties could result in increased future operating costs, including insurance costs, which we may not be able to pass through to our customers.

Our contract drilling operations may be adversely affected by various laws and regulations in countries in which we operate relating to the equipment and operation of drilling units, oil and natural gas exploration and development and import and export activities.

Governments in some foreign countries have been increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries, including local content requirements for participating in tenders for certain drilling contracts. Many governments favor or effectively require that drilling contracts be awarded to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may result in inefficiencies or put us at a disadvantage when we bid for contracts against local competitors.

In addition, the shipment of goods, services and technology across international borders subjects us to extensive trade laws and regulations. Our import and export activities are governed by unique customs laws and regulations in each of the countries where we operate. Moreover, many countries control the import and export of certain goods, services and technology and impose related import and export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities, and we are also subject to the U.S. anti-boycott law.

The laws and regulations concerning import and export activity, recordkeeping and reporting, import and export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. The global economic downturn may increase some foreign governments’ efforts to enact, enforce, amend or interpret laws and regulations as a method to increase revenue. Shipments can be delayed and denied import or export for a variety of reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with these applicable legal and regulatory obligations also could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.

We may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available in the country of operation, controls over currency exchange or controls over the repatriation of income or capital.

Delays or cost overruns in the construction of new drillships or the modification of existing drillships could adversely affect our business. These risks are concentrated because all of our drillships currently on order and under construction are being built by SHI in South Korea.

As of March 20, 2012, we have a total of two ultra-deepwater newbuild drillships currently under construction (the Pacific Khamsin and the Pacific Sharav) and one on order (our seventh drillship). The construction contract for the seventh drillship also includes an option for an eighth newbuild drillship on the same terms and conditions as those for the seventh drillship. We may enter into agreements to commence newbuild projects in the future. Additionally, as part of our growth strategy we may contract from time to time for the construction of drilling units. Such construction projects are subject to risks of delay or cost overruns inherent in any large construction project, including costs or delays resulting from the following:

•	shipyard availability;

•	unexpected delays in delivery times for, or shortages of, key equipment, parts and materials;

•	shortages of skilled labor and other shipyard personnel necessary to perform the work;

•	shortages or unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;

•	unforeseen design and engineering problems, including those relating to the commissioning of newly designed equipment;

•	unanticipated actual or purported change orders;

•	work stoppages and labor disputes;

•	latent damages or deterioration to hull, equipment and machinery in excess of engineering estimates and assumptions;

•	delays in, or inability to obtain, access to financing;

•	failure or delay of third-party service providers and labor disputes;

•	disputes with shipyards and suppliers;

•	our requests for changes to the original rig specifications;

•	delays and unexpected costs of incorporating parts and materials needed for the completion of projects;

•	financial or other difficulties at shipyards and suppliers;

•	adverse weather conditions or storm damage;

•	inability to obtain required permits or approvals; and

•	defective construction and the resultant need for remedial work.

These factors may contribute to cost variances and delays in the delivery of our newbuild units. Our risks are concentrated because all of our drillships currently on order and under construction are being built by SHI in South Korea.

We intend to enter into drilling contracts with respect to the Pacific Khamsin, the Pacific Sharav and our seventh drillship prior to the delivery dates if market conditions permit. If we have entered into drilling contracts with respect to these drillships prior to delivery, any delays in the delivery of our drillships would result in a loss of revenue and may subject us to penalties due to delays in contract commencement and may result in termination or shortening of the term of the drilling contract for the rig by the customer pursuant to applicable late delivery clauses. We will not receive any material increase in revenue or cash flow from new or modified drillships until they are placed in service and customers enter into binding arrangements for the use of such drillships. In the event of termination of one of these contracts, we may not be able to secure a replacement contract on as favorable terms, or at all. If we experience delays and costs overruns in the construction of our drillships due to any of the factors listed above, our financial condition, results of operations or cash flows could be materially adversely affected.

Shortages of equipment, spare parts and ancillary services could have a negative impact on our operations.

Our operations rely on the timely supply of equipment and spare parts to maintain and repair our fleet. We also rely on the supply of ancillary services, including, among others, supply boats, helicopter services, catering services and engineering and technical services. Shortages in materials, delays in the delivery of necessary spare parts, equipment or other materials, or the unavailability of ancillary services could negatively impact our operations and result in increases in rig downtime and delays in the repair and maintenance of our fleet.

Our current backlog of contract drilling revenue may not be fully realized.

As of March 20, 2012, we had a contract backlog on the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana of approximately $2.1 billion. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the contract. The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the tables provided in Item 4, “Business Overview—Contract Backlog” of this annual report due to various factors, including shipyard and maintenance projects, downtime and other factors. See Item 4, “Business Overview—Contract Backlog.”

The contractual dayrate used to calculate average estimated contract backlog per day is higher than other rates that may be in effect at certain times under the contract, including the standby rate or waiting on weather rate, the repair rate or the force majeure rate. We may not be able to realize the full amount of our contract backlog due to events beyond our control. In addition, some of our customers may experience liquidity issues, which could worsen if commodity prices declined to lower levels for an extended period of time. Liquidity issues could lead our customers to go into bankruptcy or could encourage our customers to seek to repudiate, cancel or renegotiate these agreements for various reasons, as described under “—Our drilling contracts may be terminated early in certain circumstances” below. Our inability to realize the full amount of our contract backlog could have a material adverse effect on our financial position, results of operations or cash flows.

Failure to secure drilling contracts prior to deployment of our remaining newbuild drillships or currently operating drillships after the expiration of existing contracts could have a material adverse effect on our financial condition, results of operations or cash flows.

We have not yet secured drilling contracts for the Pacific Khamsin, the Pacific Sharav or our seventh drillship, which are being built by SHI and are scheduled for delivery in the second quarter of 2013, the third quarter of 2013 and the second quarter of 2014, respectively. In addition, the drilling contract on the Pacific Scirocco will terminate on December 31, 2012, unless Total chooses to exercise its option to extend the contract for another year. Our ability to obtain drilling contracts for these drillships will depend on market conditions and our customers’ drilling programs. If the ultra-deepwater drilling market is experiencing overcapacity when the Pacific Khamsin, the Pacific Sharav and our seventh drillship are delivered or when the contracts on our currently operating drillships expire, we may not be able to contract these drillships on favorable terms, or at all. Our failure to secure a drilling contract for any of our uncontracted drillships could have a material adverse effect on our financial condition, results of operations and cash flows.

Our substantial indebtedness could adversely affect our financial condition and business prospects.

As of March 20, 2012, we and our subsidiaries, on a consolidated basis, had approximately $1,975 million of debt, comprised of $1,675 borrowed under our Project Facilities Agreement (as defined and described in further detail in Item 5, “Liquidity and Capital Resources—Description of Indebtedness”) that is secured by substantially all of our assets and $300 million aggregate principal amount of senior unsecured bonds due 2015. Our substantial level of indebtedness, and the terms of the agreements that govern such indebtedness, may have important consequences for your investment and our business such as:

•

requiring us and our subsidiaries to use a substantial portion of our cash flow from operations to pay interest and principal on the debt, which would reduce the funds available for working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other investments, which may limit our ability to execute our business strategy;

•	heighten our vulnerability to downturns in business or the general economy and restrict us from exploiting business opportunities or making acquisitions;

•	make it more difficult for us to satisfy our financial obligations;

•	place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	result in higher interest expense if interest rates increase for the portion of our indebtedness that has not been hedged.

Each of these factors may have a material and adverse effect on our financial condition and business prospects. We may also incur substantial additional indebtedness in the future. If we incur additional indebtedness, the related risks that we now face would intensify and could further exacerbate the risks associated with our substantial leverage. Our ability to service our debt depends upon, among other things, our future financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our cash flows from operations are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

The Project Facilities Agreement and our Senior Unsecured Bonds issued in the 2012 Bond Offering impose significant operating and financial restrictions on certain of our subsidiaries, which may prevent us from capitalizing on business opportunities and taking some actions.

The Project Facilities Agreement contains numerous restrictions on the activities of our subsidiary, Pacific Drilling Limited (as guarantor of borrowings under the Project Facilities Agreement) and all of its subsidiaries, including Pacific Bora Ltd., Pacific Scirocco Ltd., Pacific Mistral Ltd. and Pacific Santa Ana Ltd., each of which is a borrower under the Project Facilities Agreement. Substantially all of our current and expected near-term revenues are derived from these entities. These restrictions limit the ability of each of those entities to, among other things:

•	make certain types of loans and investments;

•	make dividends or other payments to us, redeem or repurchase stock, prepay, redeem or repurchase other debt or make other restricted payments;

•	incur or guarantee additional indebtedness;

•	use proceeds from asset sales, new indebtedness or equity issuances for general corporate purposes or investment into our current business;

•	invest in certain new joint ventures;

•	create or incur liens;

•	sell assets or consolidate or merge with or into other companies;

•	engage in transactions with affiliates; and

•	enter into new lines of business.

The Project Facilities Agreement also contains a number of financial covenants that impose significant restrictions on us, including requirements that our subsidiary, Pacific Drilling Limited, maintain certain liquidity levels and financial ratios. The restrictions and covenants contained in our debt agreements may prevent us from taking actions that we believe would be in our best interest and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that may subject us to additional restrictive covenants that could affect our financial and operational flexibility. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond our control. The breach of any of these covenants and restrictions could result in a default under the agreements governing our debt. An event of default under any of these agreements would permit some of the lenders to declare all amounts borrowed from them to be due and payable. In addition, debt under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness, and we may not be able to find alternative financing. Even if we could obtain alternative financing, such financing might not be on terms that are favorable or acceptable. If we were unable to repay amounts borrowed, the holders of the debt could initiate a bankruptcy or liquidation proceeding.

Our Senior Unsecured Bonds issued in the 2012 Bond Offering (each as defined below) contain provisions that limit, with certain exceptions, the ability of the Company and our subsidiaries to (i) merge or demerge, (ii) dispose of assets, (iii) incur financial indebtedness and (iv) pay dividends exceeding 50% of consolidated net income for the preceding fiscal year, provided, however, that such restriction does not apply for dividend payments through December 31, 2012 up to $100 million if the Company has a minimum liquidity of $50 million immediately following such dividend. The bonds also require compliance with financial covenants including (i) a minimum equity ratio of 35%, (ii) a minimum liquidity of $25 million and (iii) a leverage restriction limiting the outstanding secured and unsecured borrowings on a consolidated basis (excluding Temporary Import Bond Facilities) to an average of $475 million per drillship. The Senior Unsecured Bonds contain events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the Senior Unsecured Bonds are subject to acceleration.

See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” for a description of the restrictions and covenants applicable to our Project Facilities Agreement and the Senior Unsecured Bonds issued in the 2012 Bond Offering.

We will require a significant amount of cash to service our indebtedness and other obligations. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on, or refinance, our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. A significant reduction in our operating cash flows, including as a result of changes in general economic conditions, timing of contracts or payments, legislative or regulatory conditions, increased competition or other events beyond our control, could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our financial condition, results of operations, cash flows and ability to service our debt and other obligations. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” for more information regarding our amortization payment schedule with respect to our borrowings under the Project Facilities Agreement and the senior unsecured bonds issued in our 2012 Bond Offering. If we are unable to service our indebtedness or to fund our liquidity needs, we may be forced to adopt an alternative strategy that may include actions such as reducing capital expenditures, selling assets, restructuring or refinancing indebtedness, seeking additional equity capital or any combination of the foregoing. If we raise additional funds by issuing additional equity securities, existing shareholders may experience dilution. We cannot assure you that any of these alternative strategies could be effected on satisfactory terms, or at all, or that they would yield sufficient funds to enable us to make required payments on our indebtedness or to fund our other liquidity needs. Reducing or delaying capital expenditures or selling assets could delay future cash flows. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives.

Our failure to generate sufficient operating cash flow or to achieve any of these alternatives could significantly adversely affect the value of our securities. In addition, if we default in the payment of amounts due on any current indebtedness, such default would give rise to an event of default under the agreements governing our indebtedness and could lead to the possible acceleration of amounts due under any of our outstanding indebtedness. In the event of any acceleration, we may not have enough cash to repay our outstanding indebtedness.

Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues.

We do not expect operating and maintenance costs to fluctuate in direct proportion to changes in operating revenues. The principal components of our operating costs are, among other things, direct and indirect costs of labor and benefits, maintenance and spare parts and insurance. Operating revenues may fluctuate as a function of changes in dayrates. However, costs for operating a drillship are generally fixed or only semi-variable regardless of the dayrate being earned. In addition, should one of our drillships incur idle time between contracts, we would typically maintain the crew to prepare the drillship for its next contract and would not reduce costs to correspond with the decrease in revenue. During times of moderate activity, reductions in costs may not be immediate, as the crew may be required to prepare the drillship for stacking, after which time the crew will be reduced to a level necessary to maintain the drillship in working condition with the extra crew members assigned to active drillships or dismissed. In addition, as drillships are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. Equipment maintenance expenses fluctuate depending upon the type of activity a drillship is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are amortized.

Failure to employ a sufficient number of skilled workers or an increase in labor costs could negatively affect our operations.

We require skilled personnel to operate and provide technical services to, and support for, our drillships. In periods of increasing activity and when the number of operating units in our areas of operation increases, either because of new construction, re-activation of idle units or the mobilization of units into the region, shortages of qualified personnel could arise, creating upward pressure on wages, higher turnover and difficulty in staffing. A shortage of qualified personnel, the inability to obtain and retain qualified personnel or a reduction in the experience level of our personnel as a result of increased turnover could negatively affect the quality and timeliness of our work and lead to higher downtime and more operating incidents, which in turn could decrease revenues and increase costs. If increased competition for labor were to intensify in the future, we may experience increases in costs or limits on operations. In addition, our ability to expand operations depends in part upon our ability to increase the size of our skilled labor force.

An inability to obtain visas and work permits for our employees on a timely basis could negatively affect our operations and have an adverse effect on our business.

Our ability to operate worldwide depends on our ability to obtain the necessary visas and work permits for our personnel to travel in and out of, and to work in, the jurisdictions in which we operate. Governmental actions in some of the jurisdictions in which we operate may make it difficult for us to move our personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. If we are not able to obtain visas and work permits for the employees we need for operating our drillships on a timely basis, we might not be able to perform our obligations under our drilling contracts, which could allow our customers to cancel the contracts. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, our financial condition, results of operations or cash flows could be materially adversely affected.

Our business is subject to numerous governmental laws and regulations, including those that may impose significant costs and liability on us for environmental and natural resource damages.

Many aspects of our operations are subject to foreign, federal, regional, state and local laws and regulations that may relate directly or indirectly to the contract drilling and well servicing industries, including those requiring us to obtain and maintain specific permits or other governmental approvals to control the discharge of oil and other contaminants into the environment or otherwise relating to environmental protection. Countries where we operate have environmental laws and regulations covering the discharge of oil and other contaminants and protection of the environment in connection with our operations. Additionally, any operations and activities in the United States and its territorial waters will be subject to numerous environmental laws and regulations, including the Oil Pollution Act of 1990 (“OPA”), the Outer Continental Shelf Lands Act (“OCSLA”), the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and the International Convention for the Prevention of Pollution from Ships (“MARPOL”), as each has been amended from time to time, and analogous state laws. Failure to comply with these laws, regulations and treaties may result in the assessment of administrative, civil and even criminal penalties, the imposition of remedial obligations, the denial or revocation of permits or other authorizations and the issuance of injunctions that may limit or prohibit some or all of our operations. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these laws and regulations, the modification of existing laws or regulations or the adoption of new laws or regulations that curtail exploratory or developmental drilling for oil and natural gas could materially limit future contract drilling opportunities or materially increase our costs. In addition, we may be required to make significant capital expenditures to comply with such laws and regulations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar foreign anti-bribery laws.

The United States Foreign Corrupt Practices Act (the “FCPA”) and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making, offering or authorizing improper payments to non-U.S. government officials for the purpose of obtaining or retaining business. We operate in several countries where strict compliance with anti-bribery laws may conflict with local customs and practices. Violations of anti-bribery laws (either due to our acts or our inadvertence) may result in criminal and civil sanctions and could subject us to other liabilities in the U.S. and elsewhere. Even allegations of such violations could disrupt our business and result in a material adverse effect on our business and operations. We may be subject to competitive disadvantages to the extent that our competitors are able to secure business, licenses or other preferential treatment by making payments to government officials and others in positions of influence or using other methods that U.S. and foreign laws and regulations and our own policies prohibit us from using.

In order to effectively compete in some foreign jurisdictions, we utilize local agents and/or establish joint ventures with local operators or strategic partners. For example, in Nigeria, we have established the PIDWAL joint venture, which is 90% owned by us and 10% owned by Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. PIDWAL is party to the contract with a subsidiary of Chevron for the Pacific Bora and the contract with a subsidiary of Total for the Pacific Scirocco. Derotech is also performing marketing services for PIDWAL. In addition, we have retained a marketing agent in Brazil and have agreements with agents in both Nigeria and Brazil, pursuant to which the agents, among other activities, process visas, customs clearance of routine shipments of equipment, materials and supplies and process temporary importation permits, extensions and renewals. One of our logistics agents in Nigeria is an affiliate of Derotech. All of these activities involve interaction by our agents with non-U.S. government officials. Even though some of our agents and partners may not themselves be subject to the FCPA or other non-U.S. anti-bribery laws to which we may be subject, if our agents or partners make improper payments to non-U.S. government officials in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

We have substantial obligations to fund contracts and other arrangements related to the construction of our newbuild drillships under construction. If we fail to meet these obligations or construction of these newbuild drillships is not completed, such failure could have a material adverse effect on our financial condition, results of operations and cash flows and could adversely affect our ability to meet our obligations.

We have significant contractual commitments to SHI related to the two drillships currently under construction and the recently ordered drillship, the Pacific Khamsin, the Pacific Sharav and our seventh drillship, respectively, totaling approximately $1.4 billion as of March 20, 2012. The SHI contracts for the Pacific Khamsin, the Pacific Sharav and our seventh drillship provide for an aggregate purchase price of approximately $1.5 billion for the acquisition of these three vessels, payable in installments during the construction process, of which we have made payments of $124 million through December 31, 2011. We anticipate making payments of approximately $248 million in 2012, approximately $797 million in 2013 and approximately $330 million in 2014. We will need to secure additional financing in order to fund these payments. In addition, in the event that we exercise our option with SHI to construct an eighth drillship, we will also need to secure funding for construction of that vessel. The final terms and availability of any financing for the obligations related to the construction of the Pacific Khamsin, the Pacific Sharav and our seventh drillship will be determined by, among other factors, current financial market conditions, our creditworthiness and drilling industry conditions. The current financial market conditions are extremely unfavorable to borrowers. We may be unable to obtain or arrange the financing for these new drillships on satisfactory terms. Also, these drillships could be delayed or otherwise not delivered by the shipyard. This could have a material adverse effect on our financial condition, results of operations and cash flows.

We intend to enter into drilling contracts for the Pacific Khamsin, the Pacific Sharav and our seventh drillship prior to their delivery if market conditions permit. If one of our newbuild drillships is delayed, cancelled or not delivered as expected for any reason upon completion of construction, we will not be able to deliver the drillship to our customer under the drilling contract entered into for such drillship and for which we provide a performance guarantee. In such event, we will need to find a replacement unit that is acceptable to our customer. If we are unable to deliver an acceptable replacement, we will lose any anticipated income from the employment of such unit and may be required to pay substantial liquidated damages to our customer. Should we become liable under a performance guarantee, we could be held liable for the customer’s potential damages, including, but not limited to, any increase in rates between our current drilling contract with the customer and any substitute drilling contract such customer may obtain. If we were to lose all or a portion of our investment, including any anticipated revenue from the operation of a drillship, or become liable to a customer for liquidated damages, our financial condition, results of operations and cash flows could be materially adversely affected.

We may be required to make significant capital expenditures to maintain our competitiveness and to comply with laws and the applicable regulations and standards of governmental authorities and organizations, which would negatively affect our financial condition, result of operations and cash flows.

Changes in offshore drilling technology, customer requirements for new or upgraded equipment and competition within our industry may require us to make significant capital expenditures in order to maintain our competitiveness. Our competitors may have greater financial and other resources than we have, which may enable them to make technological improvements to existing equipment or replace equipment that becomes obsolete. In addition, changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations, may require us to make additional unforeseen capital expenditures. For example, we may be required to make significant capital expenditures for alterations or the addition of new equipment to satisfy requirements of the U.S. Coast Guard and the American Bureau of Shipping. As a result, we may be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues, in order to make such alterations or to add such equipment. In the future, market conditions may not justify these expenditures or enable us to operate our older vessels profitably during the remainder of their economic lives.

If we are unable to fund these capital expenditures with cash flow from operations, we may either incur additional borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets for future offerings may be limited by our financial condition at the time, by changes in laws and regulations (or interpretation thereof) and by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we raise additional funds by issuing additional equity securities, existing shareholders may experience dilution. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business and on our financial condition, results of operations and cash flows.

Worldwide economic and financial problems may materially reduce our revenue, profitability and cash flows.

The recent worldwide economic and financial problems reduced the availability of liquidity and credit to fund business operations worldwide and adversely affected our customers, suppliers and lenders. The recent global recession has caused a reduction in worldwide demand for energy and resulted in lower oil and natural gas prices. Demand for our services depends on activity in the oil and natural gas industry and capital expenditure levels, each of which is directly affected by trends in oil and natural gas prices. Any prolonged reduction in oil and natural gas prices would further depress the current levels of exploration, development and production activity. Perceptions of lower oil and natural gas prices by oil and natural gas companies over the long-term can similarly reduce or delay major expenditures. Lower levels of activity result in a corresponding decline in the demand for our services, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Global ultra-deepwater rig demand is heavily dependent on Petrobras’ development plan for offshore Brazil.

While disruptions in any region or country or to any major operator have the potential to adversely impact our business either directly through our operations or indirectly through a reduction in overall demand for high-specification, ultra-deepwater rigs, this risk is especially pronounced in Brazil and with respect to Petrobras as an operator. Petrobras has announced a multi-billion dollar drilling program over the next several years to develop recently discovered pre-salt oil fields. As a result, we expect Brazil to be a major source of demand growth in the industry. However, Petrobras may not spend the sums outlined in its 2011-2015 business plan within the next several years or at all. Furthermore, Petrobras may not be able to obtain the necessary financing due to budget pressures, higher interest rates, adverse credit markets and other factors. Lower oil prices or lower-than-expected production may also prompt Petrobras to curtail its drilling program. Any substantial reduction in Petrobras’ proposed drilling program for any reason would reduce demand for drilling services worldwide. Any reduction in the demand for drilling services may materially erode dayrates and/or utilization rates for our drillships, which could have a material adverse effect on our financial condition, results of operations and cash flows and could have a significant negative impact on the market price of our common shares.

New technology and/or products may cause us to become less competitive, negatively impact our operations or increase our costs.

The offshore contract drilling industry is subject to the introduction of new drilling techniques and services that utilize new technologies, some of which may be subject to patent protection. New technologies and applications are constantly being developed that improve the economics of producing oil and natural gas and allow for the production of deposits formerly considered uneconomic to develop. As our competitors and others use or develop new technologies, we may be placed at a competitive disadvantage. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors have greater financial, technical and personnel resources that may allow them to access technological advantages and implement new technologies before we can. We cannot be certain that we will be able to implement new technology or products on a timely basis or at an acceptable cost. Thus, our inability to effectively use and implement new and emerging technology could have a material adverse effect on our financial condition, results of operations or cash flows.

Technology disputes involving us, our suppliers or sub-suppliers could negatively impact our operations or increase our costs.

Drilling units and drilling rig operations use patented or otherwise proprietary technology and, consequently, involve a potential risk of infringement of third party rights. The majority of the intellectual property rights relating to our drillships and related equipment are owned by us or our suppliers or sub-suppliers.

In the event that we or one of our suppliers or sub-suppliers becomes involved in a dispute over infringement of intellectual property rights relating to equipment owned or used by us, we may lose access to repair services or replacement parts, or we could be required to cease use of some equipment. We could also be required to pay royalties for the use of equipment. Technology disputes involving us or our suppliers or sub-suppliers could adversely affect our financial results and operations.

We could be sued for patent infringement.

We could be sued for patent infringement related to certain technologies used on our drillships. Transocean sued Maersk Contractors USA Inc. (“Maersk”) for infringing two of Transocean’s U.S. patents involving dual activity on drilling assemblies. Some of our drillships can utilize technology related to the subject of this patent dispute. In April 2011, a jury determined that Maersk had not established that the asserted patent claims were invalid, that Maersk had infringed those claims, and awarded Transocean $15 million for Maersk’s infringement. On June 30, 2011, the judge presiding over the case invalidated the jury award, entered judgment in Maersk’s favor, and determined as a matter of law that the asserted patent claims were invalid for obviousness, that they were invalid for having a defective patent application and that Maersk had not infringed. However, Transocean has appealed this judgment, and if they were to prevail upon the appeal, Transocean could choose to sue us or our customers for infringing its patents if we use, offer to sell, or sell related technology in the United States, and we could be forced to discontinue the use of the technology in question, pay royalties to Transocean, or make indemnity payments to our customers.

Dual gradient drilling techniques may not result in the currently expected benefits and, as a result, adequate demand may not develop for these capabilities.

The Pacific Khamsin, the Pacific Sharav and our seventh drillship will be upgraded to have dual gradient drilling capabilities. Dual gradient drilling is a technology that allows two different pressure gradients to be maintained in the well (one in the drilling riser and one in the well below the mudline) by a process of replacing mud from the drilling riser with a seawater-density fluid. Although dual gradient drilling technology was technically proven ten years ago, the Pacific Santa Ana will be the first rig to deploy this technology for commercial application. Dual gradient drilling may not result in expected savings in cost and time per well, higher flow rates and greater access to “undrillable” reserves and, as a result, adequate demand may not develop for these capabilities. In addition, the dual gradient drilling concept that will be deployed by the Pacific Santa Ana are disclosed in patents assigned to Chevron. A court could interpret our license with Chevron to use the technical information, data, and knowledge made available by Chevron for dual gradient drilling operations in all of our drilling units to require that our drilling contract with Chevron for the use of the Pacific Santa Ana remain in effect even after the license takes effect on February 1, 2014. In the event that dual gradient drilling does not result in expected benefits, demand does not develop for these capabilities or our license with Chevron is not effective, the Pacific Santa Ana, the Pacific Khamsin, the Pacific Sharav and our seventh drillship are optimized for providing single gradient drilling services.

There may be limits to our ability to mobilize drillships between geographic areas, and the time and costs of such mobilizations may be material to our business.

The offshore contract drilling market is generally a global market as drilling units may be mobilized from one area to another. However, the ability to mobilize drilling units can be impacted by several factors including, but not limited to, governmental regulation and customs practices, the significant costs to move a drilling unit, weather, political instability, civil unrest, military actions and the technical capability of the drilling units to operate in various environments. Additionally, while a drillship is being mobilized from one geographic market to another, we may not be paid by the customer for the time that the drillship is out of service. Also, we may mobilize a drillship to another geographic market without a customer contract, which will result in costs not reimbursable by future customers.

Our drilling contracts may be terminated early in certain circumstances.

Our contracts with customers may be terminated at the option of the customer upon payment of an early termination fee, which is typically a significant percentage of the dayrate or the standby rate under the drilling contract for a specified period of time. Such payments may not, however, fully compensate us for the loss of the contract. Our contracts also provide for termination by the customer without the payment of any termination fee, under various circumstances, typically including, but not limited to, our non-performance, as a result of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events. Many of these events are beyond our control. During periods of depressed market conditions, we are subject to an increased risk of our customers seeking to terminate their contracts, including through claims of non-performance. Our customers’ ability to perform their obligations under their drilling contracts with us may also be negatively impacted by continuing global economic uncertainty. If our customers terminate some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if payments due under our contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, our financial condition, results of operations or cash flows could be materially adversely affected. In addition, if any of our drilling contracts defaults, is terminated, and is not replaced in a timely manner with an acceptable contract under our Project Facilities Agreement, our obligations to repay outstanding indebtedness under the Project Facilities Agreement can be accelerated. The bonds issued in the 2012 Bond Offering contain a cross-default provision such that if the outstanding indebtedness under the Project Facilities Agreement is accelerated, any outstanding obligations under the 2012 Bond Offering can also be accelerated.

We are a holding company and are dependent upon cash flow from subsidiaries to meet our obligations. If our operating subsidiaries experience sufficiently adverse changes in their financial position or results of operations, or we otherwise become unable to pay our debts as they become due and obtain further credit, we may become subject to Luxembourg insolvency proceedings.

As we currently conduct our operations through, and most of our assets are owned by, our subsidiaries, our operating income and cash flow are generated by our subsidiaries. As a result, cash we obtain from our subsidiaries is the principal source of funds necessary to meet our obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition, operating requirements and debt requirements, may limit our ability to obtain cash from subsidiaries that we require to pay our expenses or meet our current or future debt service obligations. Applicable tax laws may also subject such payments to us by subsidiaries to further taxation.

The inability to transfer cash from our subsidiaries may mean that, even though we may have sufficient resources on a consolidated basis to meet our obligations, we may not be permitted to make the necessary transfers from our subsidiaries to meet our debt and other obligations. Likewise, we may not be able to make necessary transfers from our subsidiaries in order to provide funds for the payment of our obligations, for which we are or may become responsible under the terms of the agreements governing our indebtedness. The terms of certain of the agreements governing our indebtedness described under Item 5, “Liquidity and Capital Resources—Description of Indebtedness” also place restrictions on our cash balance and require us to maintain reserves of cash which could inhibit our ability to meet our obligations.

If our operating subsidiaries experience sufficiently adverse changes in their financial position or results of operations, or we otherwise become unable to pay our debts as they become due and obtain further credit, we may be in a state of cessation of payments (cessation de paiements) and lose our commercial creditworthiness (ébranlement de credit), which could result in the commencement of insolvency proceedings in Luxembourg. Such proceedings would have a material adverse effect on our financial condition, results of operations or cash flows and could have a significant negative impact on the market price of our common shares.

The loss of some of our key executive officers and employees could negatively impact our business.

Our future operational performance depends to a significant degree upon the continued service of key members of our management as well as marketing, sales and operations personnel. The loss of one or more of our key personnel could have a material adverse effect on our business. We believe our future success will also depend in large part upon our ability to attract, retain and further motivate highly skilled management, marketing, sales and operations personnel. We may experience intense competition for personnel, and we may not be able to retain key employees or be successful in attracting, assimilating and retaining personnel in the future.

Our business involves numerous operating hazards, and our insurance may not be adequate to cover our losses.

Our operations are subject to the usual hazards inherent in the drilling and operation of oil and natural gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, craterings, fires, explosions and pollution. The occurrence of any of these events could result in the suspension of our drilling or production operations, claims by the operator, severe damage to, or destruction of, the property and equipment involved, injury or death to drilling unit personnel and environmental damage. Our operations could be suspended as a result of these hazards whether the fault is ours or that of a third party. In certain circumstances, governmental authorities may suspend drilling operations as a result of these hazards, and our customers may cancel or terminate their contracts. We may also be subject to personal injury and other claims of drilling unit personnel as a result of our drilling operations. Our operations also may be suspended because of machinery breakdowns, abnormal operating conditions, failure of subcontractors to perform or supply goods or services and personnel shortages.

In addition, our operations will be subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Severe weather could have a material adverse effect on our operations. Our drilling units could be damaged by high winds, turbulent seas or unstable sea bottom conditions which could potentially cause us to curtail operations for significant periods of time until such damages are repaired.

Damage to the environment could result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to property, environmental, natural resource and other damage claims by oil and natural gas companies, other businesses operating offshore and in coastal areas, environmental conservation groups, governmental entities and other third parties. Insurance policies and contractual rights to indemnity may not adequately cover losses, and we may not have insurance coverage or rights to indemnity for all risks. Moreover, pollution and environmental risks generally are not fully insurable.

As a result of the number of catastrophic events in the offshore drilling industry in recent years, such as hurricanes in the Gulf of Mexico and the Deepwater Horizon drilling rig incident, insurance underwriters have increased insurance premiums and increased restrictions on coverage. In particular, hurricane losses in recent years have impacted named windstorm insurance coverage, rates and availability for Gulf of Mexico area exposures. The Project Facilities Agreement requires us to carry named windstorm insurance in the event that two or more of our drillships operate in the Gulf of Mexico or other areas prone to the occurrence of named windstorms. Currently, we only have one drillship, the Pacific Santa Ana, contracted to operate in the Gulf of Mexico and are therefore presently not required to carry named windstorm insurance. If we were required to obtain named windstorm insurance in the future, our costs for obtaining insurance coverage could significantly increase. Furthermore, we may not be able to obtain such insurance on commercially reasonable terms.

Losses caused by the occurrence of a significant event against which we are not fully insured, or caused by a number of lesser events against which we are insured but are subject to substantial deductibles, aggregate limits and/or self-insured amounts, could materially increase our costs and impair our profitability and financial condition. Our policy limits for property, casualty, liability and business interruption insurance, including coverage for severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, may not be adequate should a catastrophic event occur related to our property, plant or equipment, or our insurers may not have adequate financial resources to sufficiently or fully pay related claims or damages. When any of our coverage expires, adequate replacement coverage may not be available, offered at reasonable prices or offered by insurers with sufficient financial resources.

Our customers may be unable or unwilling to indemnify us.

Consistent with standard industry practice, our customers generally assume, and indemnify us against, well control and subsurface risks under our dayrate contracts. These risks are associated with the loss of control of a well, such as blowout or cratering, the cost to regain control or redrill the well and associated pollution. However, our indemnification may not cover all damages, claims or losses to us or third parties, and the customer may not have sufficient resources to cover their indemnification obligations or the customer may contest their obligation to indemnify us. Also, in the interest of maintaining good relations with our key customers, we may choose not to assert certain indemnification claims. In addition, from time to time, we may be unable to negotiate contracts containing indemnity provisions that obligate our customers to indemnify us for such damages and risks.

Our financial condition may be adversely affected if we fail to successfully integrate acquired assets or businesses we acquire, or are unable to obtain financing for acquisitions on acceptable terms.

We believe that acquisition opportunities may arise from time to time, and any such acquisition could be significant. At any given time, discussions with one or more potential sellers may be at different stages. However, any such discussions may not result in the consummation of an acquisition transaction, and we may not be able to identify or complete any acquisitions. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common shares.

Any future acquisitions could present a number of risks, including:

•	the risk of using management time and resources to pursue acquisitions that are not successfully completed;

•	the risk of incorrect assumptions regarding the future results of acquired operations;

•	the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely; and

•	the risk of diversion of management’s attention from existing operations or other priorities.

In addition, if we are unsuccessful in integrating any acquisitions in a timely and cost-effective manner, our financial condition, results of operations or cash flows could be materially adversely affected.

Our potential purchase of existing vessels carries risks associated with the quality of those vessels.

In the future, we may acquire existing vessels as a way of renewing and expanding our fleet. Unlike newbuilds, existing vessels typically do not carry warranties with respect to their condition. While we generally inspect any existing vessel prior to purchase, such an inspection would normally not provide us with as much knowledge of its condition as we would possess if the vessel had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be more substantial than for vessels that we have operated since they were built. These costs could decrease our profits and reduce our liquidity.

We may enter into short-term drilling contracts, which may cause us to experience reduced profitability if customers reduce activity levels, terminate or seek to renegotiate drilling contracts, or if market conditions dictate that we enter into contracts that provide for payment based on a footage or turnkey basis, rather than on a dayrate basis.

Many drilling contracts are short-term, and oil and natural gas companies tend to reduce activity levels quickly in response to declining oil and natural gas prices. We may enter into short-term drilling contracts, which may adversely affect our business during a decline in market conditions if customers reduce their levels of operations.

During depressed market conditions, a customer may no longer need a unit that is currently under contract or may be able to obtain a comparable unit at a lower dayrate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. In addition, our customers may have the right to terminate, or may seek to renegotiate, existing contracts if we experience downtime, operational problems above the contractual limit or safety-related issues, if the drilling unit is a total loss, if the drilling unit is not delivered to the customer within the period specified in the contract or in other specified circumstances, which include events beyond the control of either party.

We may enter into contracts in the future that include terms allowing customers to terminate those contracts without cause, with little or no prior notice and without penalty or early termination payments. In addition, we could be required to pay penalties, which could be material, if those contracts are terminated due to downtime, operational problems or failure to deliver. In addition, we may enter into contracts in the future that may be cancellable at the option of the customer upon payment of a penalty, which may not fully compensate us for the loss of the contract. Early termination of a contract may result in a drilling unit being idle for an extended period of time. The likelihood that a customer may seek to terminate a contract is increased during periods of market weakness.

Currently, our drilling contracts are dayrate contracts, where we charge a fixed rate per day regardless of the number of days needed to drill the well. While we plan to continue to perform services on a dayrate basis, market conditions may dictate that we enter into contracts that provide for payment based on a footage basis, where we are paid a fixed amount for each foot drilled regardless of the time required or the problems encountered in drilling the well, or enter into turnkey contracts, whereby we agree to drill a well to a specific depth for a fixed price and bear some of the well equipment costs. These types of contracts are more risky than a dayrate contract as we would be subject to downhole geologic conditions in the well that cannot always be accurately determined and subject us to greater risks associated with equipment and downhole tool failures. Unfavorable downhole geologic conditions and equipment and downhole tool failures may result in significant cost increases or may result in a decision to abandon a well project which would result in us not being able to invoice revenues for providing services. Any such termination or renegotiation of contracts and unfavorable cost increases or loss of revenue could have a material adverse effect on our financial condition, results of operations or cash flows.

We may suffer losses as a result of foreign currency fluctuations.

A significant portion of the contract revenues of our foreign operations will be paid in U.S. Dollars; however, some payments are made in foreign currencies. As a result, we are exposed to currency fluctuations and exchange rate risks as a result of our foreign operations. To minimize the financial impact of these risks when we are paid in foreign currency, we attempt to match the currency of operating costs with the currency of contract revenue. If we are unable to substantially match the timing and amounts of these payments, any increase in the value of the U.S. Dollar in relation to the value of applicable foreign currencies could adversely affect our operating results when translated into U.S. Dollars.

We are exposed to the credit risks of our customers, and nonpayment by our customers could adversely affect our financial condition, results of operations or cash flows.

We are subject to risks of loss resulting from nonpayment or nonperformance by our customers. Any material nonpayment or nonperformance by our customers and certain other third parties could adversely affect our financial condition, results of operations or cash flows. If any of our customers or other parties default on their obligations to us, our financial condition, results of operations or cash flows could be adversely affected. Furthermore, some of our customers and other parties may be highly leveraged and subject to their own operating and regulatory risks.

Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks, piracy and the current conflicts in Egypt and Libya and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, or elsewhere, which may contribute to further economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.

In addition, oil facilities, shipyards, vessels, pipelines and oil and natural gas fields could be targets of future terrorist attacks and our vessels could be targets of pirates or hijackers. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and natural gas to or from certain locations. Terrorist attacks, war, piracy or other events beyond our control that adversely affect the production of oil could entitle our customers to terminate our drilling contracts, which would have a material adverse effect on our financial condition, results of operations and cash flows.

Risks Relating to Our Common Shares

Your rights and responsibilities as a shareholder are governed by Luxembourg law and differ in some respects from the rights and responsibilities of shareholders under other jurisdictions, including the United States, and shareholder rights under Luxembourg law may not be as clearly established as shareholder rights under the laws of other jurisdictions.

Our corporate affairs are governed by our articles of association, as amended from time to time (the “Articles”), and by the laws governing companies incorporated in Luxembourg. The rights of our shareholders and the responsibilities of members of our board of directors (the “Board of Directors”) under Luxembourg law may not be as clearly established as shareholder rights under the laws of other jurisdictions. We anticipate that all of our shareholder meetings will take place in Luxembourg.

In addition, the rights of shareholders as they relate to, for example, the exercise of shareholder rights, are governed by Luxembourg law and our Articles and differ from the rights of shareholders under other jurisdictions, including the United States. The holders of our common shares may have more difficulty in protecting their interests in the face of actions by the Board of Directors than if we were incorporated in the United States.

Because we are incorporated under the laws of Luxembourg, you may face difficulty protecting your interests, and your ability to protect your rights through other international courts, including the United States, may be limited.

We are incorporated under the laws of Luxembourg, and the majority of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within certain jurisdictions, including the United States, in a way that will permit a court in such country to have jurisdiction over us, or to enforce judgments against them obtained in the U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal and state securities laws. Please read Item 10, “Enforceability of Civil Liabilities.”

We are controlled by a single shareholder, which could result in potential conflicts of interest with our public shareholders.

An entity controlled by the Quantum Pacific Group is a beneficial owner of approximately 69.2% of our outstanding common shares and is in a position to control actions that require the consent of our shareholders, including the election of directors, amendment of our Articles and any merger or sale of substantially all of our assets. In addition, three members of our Board of Directors are also employees of Quantum Pacific Advisory Limited, an affiliate of the Quantum Pacific Group, including Mr. Ron Moskovitz, the Chairman of our Board of Directors, who is also the Chief Executive Officer of Quantum Pacific Advisory Limited. We also have certain contractual arrangements with the Quantum Pacific Group. See Item 7, “Related Party Transactions.”

There are no restrictions on the ability of the Quantum Pacific Group to compete with us. In addition, potential conflicts of interest exist or could arise in the future for our directors who are also officers of Quantum Pacific Advisory Limited with respect to a number of areas relating to the past and ongoing relationships of the Quantum Pacific Group and us. Although the affected directors may abstain from voting on matters in which our interests and those of the Quantum Pacific Group are in conflict, the presence of potential or actual conflicts could affect the process or outcome of the deliberations of our Board of Directors and may have an adverse effect on our public shareholders.

Our controlling shareholder, Quantum Pacific (Gibraltar) Limited, has pledged a significant portion of its shares in our company to secure a loan facility. A default under this loan facility could result in another person acquiring a significant voting interest in the Company and could adversely affect the market price of the Company’s shares.

Our controlling shareholder, Quantum Pacific (Gibraltar) Limited, has pledged a significant portion of its shares in the Company to secure a loan facility. This loan facility requires Quantum Pacific (Gibraltar) Limited to pledge cash collateral if the market value of the pledged shares falls below a certain threshold. As of the date of this annual report, Quantum Pacific (Gibraltar) Limited has pledged approximately 30% of our outstanding common shares to secure the loan facility. Quantum Pacific (Gibraltar) Limited may from time to time in the future obtain additional loans that are secured by a pledge of additional equity interests in the Company.

A number of factors could cause our share price to decline, including those risks described in this section, “Risk Factors”, and a decline in the market value of our common shares could trigger margin calls for these loan facilities. Failure or delay by Quantum Pacific (Gibraltar) Limited to promptly meet any margin call or other events of default under these financing arrangements could result in the sale or other disposition of some or all of the pledged shares, which could result in one or more persons other than Quantum Pacific (Gibraltar) Limited acquiring the pledged shares and thereby acquiring a significant voting interest in the Company. Furthermore, due to Quantum Pacific (Gibraltar) Limited’s significant interest in the Company, the disposition of a portion or all of its pledged shares by the lender under the loan facility or a subsequent holder of the pledged shares may adversely affect prevailing market prices of our shares. See “Risk Factors—Risks Relating to Our Common Shares—Sales of our common shares in the public market could lower our share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.”

Sales of our common shares in the public market could lower our share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional common shares in subsequent public offerings. We may also issue additional common shares or convertible securities. As of March 20, 2012, we have 216,900,000 issued and outstanding common shares.

Quantum Pacific Group owns 150,000,000 shares, or approximately 69.2% of our total outstanding common shares. On November 16, 2011, we entered into a registration rights agreement with Quantum Pacific (Gibraltar) Limited which will require us to effect the registration of its common shares in certain circumstances.

In April 2011, we issued 60,000,000 common shares in a private offering to international and U.S. investors in April 2011 (the “2011 Private Placement”). Subsequent to the 2011 Private Placement, our shares were traded on the Norwegian OTC List.

In November 2011, we completed an initial public offering of 6,000,000 common shares. In December 2011, the underwriters purchased an additional 900,000 common shares pursuant to the full exercise of an over-allotment option. The shares sold in our initial public offering and pursuant to the underwriters’ over-allotment option are listed on the New York Stock Exchange (the “NYSE”).

As of March 20, 2012, approximately 55,000,000 common shares have migrated from the Norwegian OTC List to the NYSE and are now freely trading in the U.S. public market.

As soon as practicable after this annual report, we intend to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) on Form S-8 providing for the registration of 7,200,000 common shares issued or reserved for issuance under our stock incentive plan. Subject to the satisfaction of vesting conditions, common shares registered under this registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common shares or the effect, if any, that future issuances and sales of our common shares will have on the market price of our common shares. Sales of substantial amounts of our common shares (including any common shares registered pursuant to the registration rights agreement with Quantum Pacific (Gibraltar) Limited, any shares transferred by shareholders on the Norwegian OTC to the NYSE, any common shares registered on Form S-8, any shares issued in connection with an acquisition or any other sales of common shares in the public market), or the perception that such sales could occur, may adversely affect prevailing market prices of our common shares.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2012. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common shares could decline and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new, operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer, and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our common shares, and could adversely affect our ability to access the capital markets.

We are a “foreign private issuer” and “controlled company” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements than a domestic issuer. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, Quantum Pacific Group controls a majority of our outstanding common shares. As a result, we are considered a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our bylaws and the laws of Luxembourg, we currently have a board of directors with a majority of non-independent directors, an audit committee comprised solely of three independent directors and a compensation committee with one or more non-independent directors serving as committee members. As a result, non-independent directors, may, among other things, fix the compensation of our management, make common share and option awards and resolve governance issues regarding our company. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

As a “foreign private issuer,” we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than other U.S. public companies. This may limit the information available to holders of our common shares.

As a “foreign private issuer,” we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as other U.S. public companies. Accordingly, there may be less information concerning our company publicly available than there is for other U.S. public companies.

Tax Risks

Changes in tax laws, treaties or regulations or adverse outcomes resulting from examination of our tax returns could adversely affect our financial results.

Our future effective tax rates could be adversely affected by changes in tax laws, treaties and regulations, both in the United States and internationally. Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate or are resident. Our income tax expense is based upon the interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings. If any country successfully challenges our income tax filings based on our structure, or if we otherwise lose a material tax dispute, our effective tax rate on worldwide earnings could increase substantially and our financial results could be materially adversely affected.

We may not be able to make distributions without subjecting you to Luxembourg withholding tax.

If we are not successful in our efforts to make distributions, if any, through a withholding tax free reduction of share capital or share premium (the absence of withholding on such distributions is subject to certain requirements), then any dividends paid by us will generally be subject to a Luxembourg withholding tax at a rate of 15% (17.65% if the dividend tax is not charged to the shareholder) (subject to the reductions/exceptions discussed under Item 10 “Taxation—Material Luxembourg Tax Considerations for Holders of Common Shares—Exemption from Luxembourg Withholding Tax”). The withholding tax must be withheld from the gross distribution and paid to the Luxembourg tax authorities. Under current Luxembourg tax law, a reduction of share capital or share premium is not subject to Luxembourg withholding tax provided that certain conditions are met, including, for example, the condition that we do not have distributable reserves or profits. However, there can be no assurance that our shareholders will approve such a reduction in share capital or share premium, that we will be able to meet the other legal requirements for a reduction in share capital or share premium, or that Luxembourg tax withholding rules will not be changed in the future. In addition, over the long term, the amount of share capital and share premium available for us to use for capital reductions will be limited. If we are unable to make a distribution through a withholding tax free reduction in share capital or share premium, we may not be able to make distributions without subjecting you to Luxembourg withholding taxes.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets for any taxable year produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, but does not include income derived from the performance of services. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

We believe that we will not be a PFIC for the current taxable year or for any future taxable year. Based on our operations described herein, all or a substantial portion of our income from offshore contract drilling services should be treated as services income and not as passive income, and thus all or a substantial portion of the assets that we own and operate in connection with the production of that income should not constitute passive assets, for purposes of determining whether we are a PFIC. However, this involves a facts and circumstances analysis and it is possible that the IRS would not agree with this conclusion. See Item 10, “Taxation—Material U.S. Federal Income Tax Considerations for Holders of Common Shares—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Pacific Drilling S.A. was formed on March 11, 2011, as a Luxembourg corporation in the form of a société anonyme under the Luxembourg law of 10 August 1915 on commercial companies, as amended, to act as an indirect holding company for our Predecessor. Our shares of common stock have been trading on the Norwegian OTC List since April 2011 and on the NYSE since November 2011. Our principal executive offices are located at 37, rue d’Anvers, L-1130 Luxembourg and our telephone number is +352 27 85 81 35.

Our Predecessor was formed in Liberia in 2006 as an independent operating subsidiary of a predecessor company of the Quantum Pacific Group. The principals of the Quantum Pacific Group have significant holdings in various global industries such as energy, oil refining, transportation and commodities.

Our initial investment in the ultra-deepwater drilling industry in 2006 was through the purchase of a drillship under construction by SHI and the later exercise of an option for a second drillship.

In 2007, we formed TPDI with Transocean, and the two drillships then under construction were transferred into TPDI. We initially formed a construction management team to oversee activities in SHI that was then seconded to Transocean, who assumed responsibility for management of construction and operation of the two TPDI drillships through a contract with TPDI.

In 2008, a decision was made to expand our activities in the ultra-deepwater segment to include operation and marketing of drilling services for our other drillships, the Pacific Bora and the Pacific Mistral, for which construction contracts were acquired in 2007 and were not included in TPDI. As part of this strategy, we acquired additional contracts with SHI to construct two more ultra-deepwater drillships, the Pacific Scirocco and the Pacific Santa Ana. Prior to entering into the Project Facilities Agreement, we financed all capital expenditures relating to construction of these four wholly-owned vessels through loans from Winter Finance Limited (“Winter Finance”), a subsidiary of the Quantum Pacific Group. On December 31, 2010, the Quantum Pacific Group was assigned all outstanding principal and accrued interest on the loan from Winter Finance, which was then converted into common shares. In September 2010, we entered into the Project Facilities Agreement with a group of lenders to finance the remaining capital expenditures associated with the construction, operation and other expenses relating to the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana. As of March 20, 2012, we have outstanding principal borrowings of $400 million, $450 million, $375 million and $450 million under the Bora Term Loan, the Mistral Term Loan, the Scirocco Term Loan and the Santa Ana Term Loan (as such term loans are defined in Item 5, “Liquidity and Capital Resources—Description of Indebtedness”), respectively.

In March 2011, we entered into two contracts with SHI for the construction of our fifth and sixth advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav. In March 2012, we exercised our option and entered into an additional contract with SHI for the construction of our seventh advanced-capability, ultra-deepwater drillship. The resulting fleet of seven wholly-owned drillships represents one of the youngest and most technologically advanced fleets in the world, enabling us to offer a broad range of services in deepwater markets worldwide. The construction contract for the seventh drillship also includes an option, valid until June 15, 2012, for an eighth newbuild drillship on the same terms and conditions as those for the seventh drillship. We will continue to evaluate the long-term conditions of the deepwater drilling market to determine whether to exercise this option.

In the beginning of 2011, we determined that it would benefit us to reincorporate in a better recognized and more attractive jurisdiction for potential investors with a more developed and advanced body of law. On March 30, 2011, we completed the Restructuring and in connection with the Restructuring, Quantum Pacific Group contributed our Predecessor to us. In the beginning of 2011, we also determined that it was in our best interest to focus on the operation and marketing of our wholly-owned fleet. On March 30, 2011, we completed the TPDI Transfer, pursuant to which all of our equity interest in TPDI was transferred to a wholly-owned subsidiary of the Quantum Pacific Group for no consideration. As a result, neither the Company nor any of its subsidiaries currently owns any interest in TPDI.

In April 2011, we completed the 2011 Private Placement of 60,000,000 common shares for net proceeds of approximately $575.5 million. As a result of this offering, our common shares began to be traded on the Norwegian OTC List on April 5, 2011.

In November 2011, we completed an initial public offering of 6,000,000 common shares. In December 2011, the underwriters purchased an additional 900,000 common shares pursuant to the full exercise of an over-allotment option. The initial public offering resulted in net proceeds of approximately $50.3 million. As a result of this offering, our common shares began to be traded on the NYSE on November 11, 2011 under the ticker symbol “PACD.” As of March 20, 2012, approximately 55,000,000 of our common shares had migrated from the Norwegian OTC List to the NYSE.

During 2011, we initiated drilling operations of two of our drillships. On August 26, 2011, the Pacific Bora entered service in Nigeria under a three-year contract with a subsidiary of Chevron. On December 31, 2011, the Pacific Scirocco entered service in Nigeria under a one-year contract with a subsidiary of Total. Additionally, the Pacific Mistral entered service in Brazil on February 6, 2012 under a three-year contract with a subsidiary of Petrobras. The Pacific Santa Ana was delivered in December 2011 and is expected to enter service in the U.S. Gulf of Mexico in the second quarter of 2012 under a five-year contract with Chevron.

In February 2012, we completed a private placement of $300 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due in 2015 to eligible purchasers (the “2012 Bond Offering”).

As of March 20, 2012, we have committed since our inception over $5.0 billion to establish our existing ultra-deepwater fleet of drillships, of which approximately $3.3 billion has been paid through December 31, 2011. During the most recent three fiscal years, the Company’s capital expenditures were $2.6 billion. We expect to spend approximately $1.8 billion in total project costs, excluding capitalized interest but including commissioning and testing and other costs to complete our current newbuild construction program. As of December 31, 2011, we have paid $0.1 billion of the total project costs and intend to fund the remaining balance of approximately $1.7 billion with existing cash balances, operating cash flow generation and additional indebtedness, which is uncommitted at this time. For more information on our capital requirements, see Item 5, “Liquidity and Capital Resources.”

B. BUSINESS OVERVIEW

We are an international offshore drilling company committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification drillships. Our primary business is to contract our ultra-deepwater drilling rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our customers. Led by a team of seasoned professionals with significant experience in the oil services and ultra-deepwater drilling sectors, we specialize in the technically demanding segments of the offshore drilling business.

We are primarily focused on the ultra-deepwater market. The term “ultra-deepwater,” as used in the drilling industry to denote a particular sector of the market, can vary and continues to evolve with technological improvements. We generally consider ultra-deepwater to begin at water depths of more than 7,500 feet and to extend to the maximum water depths in which rigs are capable of drilling, which is currently approximately 12,000 feet. Although we are primarily focused on the ultra-deepwater market, our drillships can also operate in water depths as shallow as 1,000 feet, giving us the ability to compete for jobs targeting shallower depths than ultra-deepwater. While not currently a core focus for our business, our drillships are also capable of operating in harsh environment areas, where there are typically rougher sea conditions.

Because our drillships are highly mobile, our fleet will operate in a single, global market for the provision of contract drilling services to the deepwater exploration and production industry. Deepwater and ultra-deepwater drillships typically compete in many of the same markets as high-specification semi-submersible rigs. However, newer ultra-deepwater drillships like those in our fleet generally have greater load capacity and are more mobile than semi-submersible rigs, making them better suited for drilling in remote locations where re-supply is more difficult and for exploration programs that require frequent rig relocation. All of our drillships are self-propelled and dynamically positioned and have large carrying capacity. We believe the long-term prospects for deepwater drilling are positive given the expected growth in oil and gas consumption from developing nations, limited growth in crude oil supplies and high depletion rates of mature oil and gas fields. Recent geologic successes in deepwater basins, improving access to promising deepwater areas and new, more efficient technologies, are expected to be catalysts for the long-term exploration and development of deepwater fields. The location of our drillships and the allocation of resources to build or upgrade rigs will be determined by the activities and needs of our customers. Currently, our four existing drillships are committed to work in the deepwater regions of the U.S. Gulf of Mexico, Brazil and West Africa, which are the three most active deepwater basins in the world. Through December 31, 2011, all of our contract drilling revenues were earned operating offshore Nigeria.

Our Business Strategies

Our principal business objective is to increase shareholder value through becoming the preferred ultra-deepwater drilling contractor. We expect to achieve this objective through the following strategies:

•

Establish position as the preferred ultra-deepwater drilling contractor with newly built high-specification units. High-specification drilling units are specifically designed to meet the requirements of customers for drilling in deepwater basins and complex geological formations and for drilling wells with challenging profiles. In addition, we believe that our new drilling units have a competitive advantage over older units because of their improved safety and environmental protection features, greater efficiency and enhanced mobility. Furthermore, it is easier to attract more experienced operating personnel to newer drilling units due to their superior working and living conditions and potential for better career opportunities.

•

Capitalize on increased exploration and development activity in deepwater basins. As demand for hydrocarbons increases and mature producing basins naturally decline, we believe there will be an increasing emphasis on exploration and development in deep waters to exploit new and attractive prospects. Recent major discoveries in deepwater basins, together with technological advances that make such exploratory and development activities more economic, have increased potential development opportunities for deepwater drilling services. We believe that the water-depth capability of our ultra-deepwater drilling units will further our ability to secure long-term ultra-deepwater contracts in the future.

•

Develop strategic relationships with high-quality customers. We expect to derive a significant portion of our future revenue from contracts with major international and national oil companies and large well capitalized independent exploration and production companies. These customers tend to take a long-term approach to the development of substantial hydrocarbon finds with multi-year development programs as well as multi-year capital expenditure commitments, which we believe will enhance the likelihood of our securing attractive long-term drilling contracts.

•

Identify and generate growth opportunities. We expect to grow through newbuilds as well as strategic transactions, with a continued focus on the ultra-deepwater market. We will concentrate exclusively on those growth opportunities that we believe will create maximum shareholder value.

Competitive Strengths

We have a number of competitive strengths that we believe will help us to successfully execute our business strategies:

•

Experienced and international management team. Our management team has extensive industry experience operating in locations worldwide. We believe that our management team’s significant experience, as well as its diverse international background, enhances our ability to effectively operate on a global basis and throughout industry cycles.

•

New and technologically advanced fleet. Our fleet is comprised of some of the newest and most technologically advanced drillships in the world. Each of our premium, high-specification drillships is designed to operate in water depths of up to 12,000 feet. Furthermore, our ultra-deepwater drillships are self-propelled, dynamically positioned and suitable for drilling in remote locations. Our high-specification units are expected to achieve faster drilling and shorter transportation times between locations relative to older units in the market. In addition, the Pacific Santa Ana, the Pacific Khamsin, the Pacific Sharav and our seventh drillship will have dual gradient drilling capabilities and also offer enhanced capabilities for well completion work.

•

Strong backlog with credit-worthy counterparties. We have and are continuing to develop a strong revenue backlog that currently consists of contracts for two of our drillships with a subsidiary of Chevron and contracts for two other drillships with subsidiaries of Total and Petrobras. As of

March 20, 2012, our contract backlog on the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana, under these contracts was approximately $2.1 billion. We believe these high-quality customer commitments will provide us with a stable cash flow for the next several years.

•

Uniformity of assets. The uniformity of our assets enables efficient and streamlined labor, maintenance, supply chain and operating support systems, which we believe will allow us to develop and maintain a competitive cost structure. The similarity of our ship designs allows for interoperability among our crews and operating systems, which should allow members of our crew to serve interchangeably on any of our drillships. Additionally, our drillships’ consistent technical specifications and equipment make spare parts interchangeable, which reduces the capital requirements associated with keeping spare parts in stock, lowering maintenance and supply chain costs.

Risk Factors

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategies. These risks relate to, among others, changes in the offshore contract drilling industry, including supply and demand, utilization rates, dayrates, customer drilling programs and commodity prices; a downturn in the global economy; hazards inherent in our industry and operations resulting in liability for personal injury or loss of life, damage to or destruction of property and equipment, pollution or environmental damage; inability to comply with covenants in our debt agreements; inability to finance capital projects; and inability to successfully employ our drillships.

You should carefully consider the following risks, those other risks described in Item 3, “Risk Factors” and the other information in this annual report:

•

We have a limited asset base and currently rely on three customer accounts. The loss of any customer or significant downtime on any drillship could adversely affect our financial condition and results of operations.

•	The contract drilling industry is highly competitive. Compared to companies with greater resources, we may be at a competitive disadvantage.

•

The demand for our services depends on the level of activity in the offshore oil and natural gas industry, which is significantly affected by oil and natural gas prices and other factors beyond our control.

•	Our current backlog of contract drilling revenue may not be fully realized.

Customers

Offshore exploration and production is a capital intensive, high-risk industry. Operating and pursuing opportunities in deepwater basins significantly increases the amount of capital required to effectively conduct such operations. As a result, a significant number of the most active participants in this segment of the offshore exploration and production industry are either national oil companies, major oil and gas companies or well-capitalized large independent oil and gas companies. Our current customers are Chevron, Total and Petrobras. During the year ended December 31, 2011, all of our revenues were earned from Chevron. During the years ended December 31, 2010 and 2009, the Company did not recognize revenue. We expect that our future customers will be well capitalized companies, including state-owned national oil and gas companies, major integrated oil and gas companies and large independent E&P companies.

Contract Backlog

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of March 20, 2012, our contract backlog was approximately $2.1 billion and was attributable to revenues we expect to generate on the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana under firm contracts with Chevron, Total and Petrobras. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the contract.

The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors, including shipyard and maintenance projects, downtime and other factors. In addition, our contracts customarily provide for termination at the election of the customer with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig, our bankruptcy, sustained unacceptable performance by us or delivery of a rig beyond certain grace and/or liquidated damages periods, no early termination payment would be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.

The firm commitments that comprise our contract backlog as of March 20, 2012, are as follows:

Rig	Contracted Location	Customer	Contract Backlog(c)	Contractual Dayrate	Average Contract Backlog Revenue Per Day(c)	Actual/Expected Contract Commencement	Expected Contract Duration
Pacific Bora	Nigeria	Chevron	$491,603,000	$474,700	$553,000	August 26, 2011	3 years	(a)
Pacific Scirocco	Nigeria	Total	$168,643,000	$470,000	$574,000	December 31, 2011	1 year	(b)
Pacific Mistral	Brazil	Petrobras	$516,018,000	$458,000	$490,000	February 6, 2012	3 years
Pacific Santa Ana	U.S. Gulf of Mexico	Chevron	$933,860,000	$467,500	$511,000	Second Quarter 2012	5 years

(a)	Contract also provides for two successive un-priced one-year options.
(b)	Contract also provides for two successive one-year options and a further two-year option, with escalating dayrates for the option periods.
(c)	Rounded to the nearest $1,000. Based on signed drilling contracts.

Although we currently do not have letters of award or a drilling contract for the Pacific Khamsin, the Pacific Sharav or our seventh drillship, we expect that the long-term demand for deepwater drilling capacity in established and emerging basins should provide us with opportunities to contract these three drillships prior to their delivery dates.

Drilling Contracts

We provide drilling services on a “dayrate” contract basis. We do not provide “turnkey” or other risk-based drilling services. Under dayrate contracts, the drilling contractor provides a drilling rig and rig crews and charges the customer a fixed amount per day regardless of the number of days needed to drill the well. The customer bears substantially all of the ancillary costs of constructing the well and supporting drilling operations, as well as the economic risk relative to the success of the well. In addition, dayrate contracts usually provide for a lump sum amount for mobilizing the rig to the well location and a reduced dayrate when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other conditions beyond the contractor’s control. A dayrate drilling contract generally covers either the drilling of a single well or group of wells or has a stated term. These contracts may generally be terminated by the customer in the event the drilling unit is damaged, destroyed or lost or if drilling operations are suspended for an extended period of time as a result of a breakdown of equipment, “force majeure” events beyond the control of either party or upon the occurrence of other specified conditions. In addition, drilling contracts with certain customers may be cancelable, without cause, with little or no prior notice but are usually subject to early termination payments. In some instances, the dayrate contract term may be extended by the customer exercising options for the drilling of additional wells or for an additional length of time at fixed or mutually agreed terms, including dayrates.

Our drilling contracts are the result of negotiations with our customers and have been awarded upon competitive bidding. Our existing drilling contracts contain, among others, the following commercial terms: (i) contract duration extending over a specific period of time; (ii) term extension options in favor of our customer, generally upon advance notice to us, at mutually agreed, indexed or fixed rates; (iii) provisions permitting early termination of the contract if the drilling unit is lost or destroyed, if operations are suspended for an extended period of time due to breakdown of major rig equipment, unsatisfactory performance or “force majeure” events beyond our control and the control of the customer; (iv) provisions allowing early termination of the contract by the customer without cause with a specified early termination fee in the form of a reduced rate for a specified period of time; (v) provisions requiring us to reimburse the customer for reasonable costs to obtain a replacement drilling unit in the event of termination for cause, subject to a cap which decreases with the duration of contract; (vi) payment of compensation to us (generally in U.S. dollars although some contracts require a portion of the compensation to be paid in local currency) on a “dayrate” basis (lower rates or no compensation generally apply during periods of equipment breakdown and repair or in the event operations are suspended or interrupted by other specified conditions, some of which may be beyond our control); (vii) payment by us of the operating expenses of the drilling unit, including crew labor and incidental rig supply costs; (viii) provisions allowing us to recover certain labor and other operating cost increases from our customers through dayrate adjustment or otherwise; (ix) provisions requiring us to provide a performance guarantee; and (x) indemnity provisions between us and our customers in respect of third party claims and risk allocations between us and our customers relating to damages, claims or losses to us, our customers or third parties. Our indemnification may not cover all damages, claims or losses to us or third parties, and the indemnifying party may not have sufficient resources to cover its indemnification obligations. See also Item 3, “Risk Factors—Risks Related to Our Business—Our customers may be unable or unwilling to indemnify us.”

Our drilling contracts provide for varying levels of indemnification from our customers and in most cases may require us to indemnify our customers. Under our drilling contracts, liability with respect to personnel and property is customarily assigned on a “knock-for-knock” basis, which means that we and our customers assume liability for our respective personnel and property. However, in certain drilling contracts we assume liability for damage to our customer’s property and other third-party property on the rig resulting from services provided under the contract, subject to negotiated caps per occurrence, and in other contracts we are not indemnified by our customers for damage to their property and, accordingly, could be liable for any such damage under applicable law. In addition, our customers typically indemnify us for damage to our equipment down-hole, and in some cases our subsea equipment, generally based on replacement cost minus some level of depreciation.

Our customers typically assume responsibility for and indemnify us from any loss or liability resulting from pollution or contamination, including clean-up and removal and third-party damages, arising from operations under the contract and originating below the surface of the land or water, including as a result of blow-outs or cratering of the well. In some drilling contracts, however, we may have liability for damages resulting from such pollution or contamination caused by our gross negligence, or, in some cases, ordinary negligence. The indemnification provisions typically found in our drilling contracts is only a summary as of the date hereof and is general in nature. The terms of our drilling contracts may change in the future. In addition, the indemnification provisions of our drilling contracts may be subject to differing interpretations, and enforcement of those provisions may be limited by public policy and other considerations.

Competition

The contract drilling industry is highly competitive. Demand for contract drilling and related services is influenced by a number of factors, including the current and expected prices of oil and natural gas and the expenditures of oil and natural gas companies for exploration and development of oil and natural gas. In addition, demand for drilling services remains dependent on a variety of political and economic factors beyond our control, including worldwide demand for oil and natural gas, the ability of OPEC to set and maintain production levels and pricing, the level of production of non-OPEC countries, local infrastructure and human resources constraints, and the policies of the various governments regarding exploration and development of their oil and natural gas reserves.

We are primarily focused on the ultra-deepwater market, but may also compete to provide services at shallower depths than ultra-deepwater. Our competition ranges from large international companies offering a wide range of drilling and other oilfield services to smaller, locally owned companies. Competition for offshore drilling rigs is usually on a global basis, as these offshore drilling rigs are highly mobile and may be moved from one region to another in response to demand.

Drilling contracts are generally awarded on a competitive bid or negotiated basis. Pricing is often the primary factor in determining which qualified contractor is awarded a job. Rig availability, capabilities, age and each contractor’s safety performance record and reputation for quality also can be key factors in the determination. Operators also may consider crew experience, technical and engineering support, rig location and efficiency, as well as long-term relationships with major international oil companies and national oil companies.

We believe that the market for drilling contracts will continue to be highly competitive for the foreseeable future. We believe that our fleet of newly constructed premium high-specification drillships provides us with a competitive advantage over competitors with older fleets, as high-specification drilling units are generally better suited to meet the requirements of customers for drilling in deepwater, complex geological formations with challenging well profiles. However, certain competitors may have greater financial resources than we do, which may enable them to better withstand periods of low utilization and compete more effectively on the basis of price.

Seasonality

In general, seasonal factors do not have a significant direct effect on our business as most of our drilling units are contracted for periods of at least 12 months.

Insurance

The contract drilling industry is subject to hazards inherent in the drilling of oil and natural gas wells, including blowouts and well fires, which could cause personal injury, suspend drilling operations, or seriously damage or destroy the equipment involved. Offshore drilling operations are also subject to hazards particular to marine operations including capsizing, grounding, collision and loss or damage from severe weather. While we maintain insurance to protect our drillships in the areas in which we operate, certain political risks and other environmental risks are not fully insurable. We maintain insurance coverage that includes coverage for hull and machinery, marine liabilities, third party liability, workers’ compensation and employer’s liability, general liability, vessel pollution and other coverages.

Our insurance coverage includes deductibles that we must pay or absorb. Our hull and machinery deductible is $5 million. The insured amounts for the drillships are determined by management and reevaluated annually. The minimum insured values are determined by the requirements of the Project Facilities Agreement and amount to the greater of 80% of fair market value and 120% of the outstanding loan amount per vessel. Currently, the combined insured values of the Pacific Bora, Pacific Scirocco, Pacific Mistral and Pacific Santa Ana is approximately $2.8 billion. We also maintain loss of hire insurance which becomes effective 45 days after an accident or major equipment failure covered by hull and machinery insurance, resulting in a downtime event and extends for 180 days. We also maintain protection and indemnity (P&I) coverage for an aggregate amount of $500 million with the Gard P&I Club for our drillships operating outside the Gulf of Mexico. The deductible for P&I-related claims are $10,000 and $100,000 per event for claims brought before foreign and U.S. jurisdictions, respectively. For the drillship that will be operating in the Gulf of Mexico, we have procured a primary maritime employers liability and general liability program. We schedule our marine liabilities (other than the P&I with the Gard P&I Club) to an excess liability program for a limit of $650 million for the drillship that will be operating in the Gulf of Mexico. In addition, we have procured insurance coverage for onshore general liability, employer’s liability, auto liability and non-owned aircraft liability, with customary deductibles and coverage. These policies renew annually and are scheduled to our Excess Liability program.

Our insurance is subject to exclusions and limitations, and our insurance coverage may not adequately protect us against liability from all potential consequences and damages. We believe that our insurance coverage is customary for the industry and adequate for our business. However, there are risks that such insurance will not adequately protect us against or may not be available to cover all of the liability from all of the consequences and hazards we may encounter in our operations.

Environmental and Other Regulatory Issues

United States

Our operations are subject to stringent and comprehensive international, federal, regional, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Applicable laws in the United States with which we must comply include the federal Oil Pollution Act of 1990 (“OPA”), the federal Outer Continental Shelf Lands Act (“OCSLA”), the Federal Water Pollution Control Act (commonly referred to as the Clean Water Act, “CWA”), the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and MARPOL, as each has been amended from time to time.

Numerous governmental agencies, which in the United States include, among others, the DOI, BOEM, BSEE, U.S. Coast Guard and U.S. Environmental Protection Agency (“EPA”), issue regulations to implement and enforce environmental laws, which often require difficult and costly compliance measures that carry substantial administrative, civil and criminal penalties or may result in injunctive relief for failure to comply.

Following the April 2010 fire and explosion aboard the Deepwater Horizon semi-submersible drilling rig owned by a competitor and subsequent release of oil from the Macondo well in the U.S. Gulf of Mexico, the BOEMRE imposed temporary moratoria on drilling operations, required operators to reapply for exploration plans and drilling permits that had previously been approved, and adopted numerous new environmental, technological, and safety regulations and/or new interpretations of such existing regulations with respect to operations in the U.S. Gulf of Mexico that are applicable to our oil and natural gas exploration and production customers and with which their new applications for exploration plans and drilling permits must prove compliant. Implementation of these new or newly interpreted existing regulations and other regulatory initiatives developed by BOEMRE or otherwise adopted and implemented by BOEM or BSEE may subject us and our customers to increased costs or delay or limit operations by us in the U.S. Gulf of Mexico.

The OPA and regulations promulgated pursuant thereto impose a variety of regulations on “responsible parties” related to the prevention and/or reporting of oil spills and liability for damages resulting from such spills in waters of the United States. Under OPA, the “responsible party” includes the owner or operator of an onshore facility, pipeline or vessel or the lessee or permittee of the area in which an offshore facility is located. OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. Under OPA, as amended by the Coast Guard and Maritime Transportation Act of 2006, “tank vessels” of over 3,000 gross tons that carry oil or other hazardous materials in bulk as cargo are subject to liability limits of (i) for a single-hulled vessel, the greater of $3,200 per gross ton or $23.5 million or (ii) for a tank vessel other than a single-hulled vessel, the greater of $2,000 per gross ton or $17.1 million. “Tank vessels” of 3,000 gross tons or less are subject to liability limits of (i) for a single-hulled vessel, the greater of $3,200 per gross ton or $6.4 million or (ii) for a tank vessel other than a single-hulled vessel, the greater of $2,000 per gross ton or $4.3 million. For any vessels, other than “tank vessels,” that are subject to OPA, the liability limits are the greater of $1,000 per gross ton or $854,400. A party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, the liability limits likewise do not apply and certain defenses may not be available. Moreover, OPA imposes on responsible parties the need for proof of financial responsibility to cover at least some costs in a potential spill.

The OPA also imposes ongoing requirements on a responsible party, including preparedness and prevention of oil spills and preparation of an oil spill response plan. We are in the process of engaging an independent contractor to provide stand-by oil spill response services in all U.S. geographical areas of our fleet operations and obtaining approval by the U.S. Coast Guard of our Oil Spill Response Plan.

The OCSLA authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the outer continental shelf. Included among these are regulations that require the preparation of spill contingency plans and establish air quality standards for certain pollutants, including particulate matter, volatile organic compounds, sulfur dioxide, carbon monoxide and nitrogen oxides. Specific design and operational standards may apply to outer continental shelf vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations related to the environment issued pursuant to the OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and canceling leases. Such enforcement liabilities can result from either governmental or citizen prosecution.

The CWA and analogous state laws prohibit the discharge of oil, hazardous substances, or other pollutants into U.S. navigable waters or analogous state waters without a permit and impose strict liability in the form of penalties for unauthorized discharges. The regulations implementing the CWA require permits to be obtained by an operator before specified exploration activities occur. Our drilling operations may require authorization (and be subject to corresponding restrictions) to discharge wastewater, drilling fluids, and other substances into the U.S. Gulf of Mexico under the National Pollutant Discharge Elimination System (“NPDES”) permit program. NPDES authorization requires advance notification to governmental authorities, monitoring and recordkeeping practices, and may restrict practices other than discharges to water. For example, NPDES authorization available to many oil and gas exploration facilities in the U.S. Gulf of Mexico under NPDES General Permit GMG290000 also includes requirements applicable to cooling water intake structures. Offshore facilities must also implement plans addressing spill prevention control and countermeasures. In addition, the CWA regulates discharges incidental to the normal operation of vessels in U.S. waters, including discharges of ballast water. Operators of regulated vessels are required to obtain “Vessel General Permits” from the EPA, which include effluent limits, specific corrective actions, inspections and monitoring, recordkeeping and reporting requirements.

The CERCLA, also known as the “Superfund” law, and analogous state law imposes liability without regard to fault or the legality of the original conduct on certain classes of persons that are considered to have contributed to the release of a “hazardous substance” into the environment. These persons include the current or past owners or operators of a site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at a particular site. Under CERCLA, such responsible parties may be subject to joint and several liabilities for the cost of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. It is not uncommon for third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We generate and handle wastes and other substances in the ordinary course of our operations that may be classified as hazardous substances.

The Resource Conservation and Recovery Act regulates the generation, transportation, storage, treatment and disposal of hazardous and nonhazardous wastes and requires states to develop programs to ensure the safe disposal of wastes. In connection with routine operations, we generate nonhazardous wastes and small quantities of hazardous wastes. We believe that all of the wastes that we generate are handled in all material respects in compliance with the Resource Conservation and Recovery Act and analogous state statutes.

The United States is one of approximately 169 member countries to the International Maritime Organization (“IMO”), a specialized agency of the United Nations that is responsible for developing measures to improve the safety and security of international shipping and to prevent marine pollution from ships. Among the various international conventions negotiated by the IMO is the International Convention for the Prevention of Pollution from Ships (“MARPOL”). MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex VI to MARPOL sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI also imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and certification requirements. Annex VI came into force in the United States on January 8, 2009. Moreover, on July 1, 2010, amendments to Annex VI to the MARPOL Convention took effect requiring the imposition of progressively stricter limitations on sulfur emissions from ships. As a result, limitations imposed on sulfur emissions will require that marine fuels of vessels in covered Emission Control Areas (“ECAs”) contain no more than 1% sulfur. In August 2012, the North American ECA will become enforceable. The North American ECA includes areas subject to the exclusive sovereignty of the United States and extends up to 200 nautical miles from the coasts of the United States, which area includes parts of the U.S. Gulf of Mexico. Consequently, beginning on January 1, 2012, limits on marine fuel used to power ships in non-ECA areas are capped at 3.5% sulfur and, on August 1, 2012, when the North American ECA becomes effective, the sulfur limit in marine fuel will be capped at 1%, which is the capped amount for all other ECA areas effective January 1, 2012. These capped amounts will then decrease progressively until they reach 0.5% by January 1, 2020 for non-ECA areas and 0.1% by January 1, 2015 for ECA areas, including the North American ECA. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. In addition, MARPOL Annex VI, Chapter 4, introduces two mandatory mechanisms intended to ensure an energy efficiency standard for ships which are the Energy Efficiency Design Index (EEDI) for new ships and the Ship Energy Efficiency Management Plan (SEEMP) for all ships. These measures are expected to enter into force on 1 January 2013. We do not anticipate that compliance with MARPOL or Annex VI to MARPOL will have a material adverse effect on our results of operations or financial position.

Greenhouse gas emissions have increasingly become the subject of international, national, regional, state and local attention. Cap and trade initiatives to limit greenhouse gas emissions have been introduced in the European Union. Similarly, numerous bills related to climate change have been introduced in the U.S. Congress, which could adversely impact most industries. In addition, future regulation of greenhouse gas could occur pursuant to future treaty obligations, statutory or regulatory changes or new climate change legislation in the jurisdictions in which we operate. It is uncertain whether any of these initiatives will be implemented. Restrictions on greenhouse gas emissions or other related legislative or regulatory enactments could have an effect in those industries that use significant amounts of petroleum products, which could potentially result in a reduction in demand for petroleum products and, consequently and indirectly, our offshore support services. We are currently unable to predict the manner or extent of any such effect. Furthermore, one of the asserted long-term physical effects of climate change may be an increase in the severity and frequency of adverse weather conditions, such as hurricanes, which may increase our insurance costs or risk retention, limit insurance availability or reduce the areas in which, or the number of days during which, our customers would contract for our vessels in general and in the U.S. Gulf of Mexico in particular. We are currently unable to predict the manner or extent of any such effect.

Nigeria

Environmental laws that affect our operations under Nigerian jurisdiction include, but are not necessarily limited to, the laws described below. While we believe that we are in substantial compliance with the current environmental laws and regulations, there is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material.

The Petroleum Act is the key Nigerian legislation which governs the oil and gas industry (the “Industry”) in Nigeria. The Act and section 44(3) of the Constitution of the Federal Republic of Nigeria provides that the ownership and control of all petroleum (which includes gas), in, under or upon any lands, including land entered by water, under the territorial waters, the continental shelf and the exclusive economic zone, is vested in the Federal Republic of Nigeria.

We, as an independent drilling contractor, are subject to Petroleum (Drilling and Production) Amendment Regulations 1988 (the “Regulations”) which requires us to be accredited with the Department of Petroleum Resources (the “DPR”). The Guidelines and Application Form for Oil & Gas Industry Service Permit issued by the DPR (the “DPR Guidelines”) require that we are accredited and issued with a permit by the DPR (the “DPR Permit”) in order to carry out the services in the Industry. We have received and must annually renew the DPR permit in accordance with the DPR Guidelines. In addition to the DPR permit, under the Local Content Act (as defined below), we are required to be registered with the Joint Qualification System (“JQS”). The Nigerian Petroleum Exchange (“NIPEX”) administers the JQS. NIPEX is required to pre-qualify companies and categorize them into its database as a prerequisite for any company intending to offer services in the Industry and forms the basis for an invitation to tender for contracts. Under the Regulations we are also required to obtain a valid license prior to operating a drilling rig (a “Drilling Rig Permit”). A Drilling Rig Permit is granted by the Minister of Petroleum Resources (“Minister”) or any other public officer in the Ministry authorized by the Minister in writing in that regard.

Our operations are also subject to the provisions of the Environmental Guidelines and Standards for the Petroleum Industry of Nigeria (“EGASPIN” or the “Guidelines”). The Guidelines were issued by the Minister to establish a uniform monitoring and control program in relation to discharges arising from oil exploration and development in Nigeria. The EGASPIN regulate and control the quality and quantity of industrial emissions associated with oil drilling operations. The EGASPIN require that the operators obtain the Environmental Permit from the DPR before the drilling operations are commenced. As part of the permitting procedure, the licensees are required to furnish an Environmental Impact Assessment (“EIA”) report. In addition to the EIA report, the application is required to be supported by an Environmental Baseline Study (“EBS”) approved by the DPR, an Offshore Drilling Hazards Assessment (“ODHA”) report and a treatment and disposal program for all effluents from the drilling operations.

The EGASPIN further provides that the operators are required to conduct an EIA for specific activities such as offshore development drilling (for which a seabed survey would be required) construction of onshore and offshore flow lines, flow stations and production stations.

In addition, the EIA Act requires that every operation in respect of which any tier of the Nigerian government has issued a permit, license or approval for the purpose of enabling the project to be carried out in whole or in part, obtains an EIA. In this regard, oil and gas fields’ development is specifically listed in the Schedule to the EIA Act as one of the activities for which an EIA is required. Consequently, any type of project related to oil and gas field development, including offshore drilling, requires an EIA.

The Nigerian Oil and Gas Industry Content Development Act, 2010 (the “Local Content Act”) was enacted to provide for the development, implementation and monitoring of Nigerian content in the oil and gas industry and places particular emphasis on the promotion of Nigerian content among companies bidding for contracts in the oil and gas industry rather than the equity distribution of the relevant companies. In this regard, “Nigerian Content” is defined in the Local Content Act as: “the quantum of composite value added to or created in the Nigerian economy by a systematic development of capacity and capabilities through the deliberate utilization of Nigerian human, material resources and services in the Nigerian oil and gas industry.” The Local Content Act applies to “all matters pertaining to Nigerian Content in respect of all operations or transactions carried out in or connected with the Nigerian Petroleum Industry.” The Local Content Act requires all operators, alliance partners and contractors within the oil and gas industry to comply with the minimum Nigerian Content specified for each particular project item, service or product specification as set out in Schedule A of the Local Content Act (the “Schedule”). The Schedule provides the parameters and minimum level/percentages to be utilized in determining and measuring Nigerian Content in the composite human, material resources and services applied by operators and contractors in any project in the Industry. The most relevant categories under the Schedule for us fall under the headings of “Well and Drilling Services/Petroleum Technology” and “Exploration, Subsurface, Petroleum Engineering and Seismic.” The activities listed therein include: “Producing Drilling Services” and “Drilling Rigs Semi-submersibles/Jack ups/others” which both apply to us. For offshore drilling services within the above referenced categories the minimum required Nigerian Content for the provision of such services provided in the Schedule is stated in terms of “Manhours” (i.e. human resources); and is 85% and 55%, respectively. In the event there is insufficient Nigerian capacity to satisfy the minimum percentages prescribed in the Schedule, the Minister may authorize the continued importation of the relevant item or personnel for a maximum period of three-years from the commencement of the Local Content Act. This implies that the Minister may grant a waiver for up to a maximum of three-years from the commencement of the Local Content Act (i.e. by 2013). Subject to any amendments to the Local Content Act, and/or guidelines issued by the Nigerian Content Monitoring Board (“NCMB”) clarifying certain provisions of the Local Content Act, all entities must comply with the provisions of the Local Content Act.

We are required to submit a proposed Nigerian Content Execution Plan and will provide a Monthly Nigerian Content Report, a document that details the amount of Nigerian content utilized in the performance of the contract.

In addition to the above Nigerian Content requirements, Nigerian subsidiaries of international companies are required to demonstrate that a minimum of 50% of the equipment deployed for execution of works is owned by the Nigerian subsidiary.

The Local Content Act also requires that our Nigerian subsidiary place 100% of its insurance policies with local Nigerian insurers and that local capacity must have been exhausted before any insurance risk is placed with foreign insurers and any offshore placement of insurance must be with prior approval of the National Insurance Commission. The local insurance must be procured via a local Nigerian broker, who has to offer the program to all eligible Nigerian insurers. The Nigerian insurers who agree to underwrite the program will each take a quota share line of the 100% placement. The Nigerian insurance broker having considered the local capacity in relation to the insurance required will, having regard to local content requirements, place a proportion of the insurance in the local market and place the balance with a foreign insurer which may be our own insurance provider. The Nigerian insurers may have retentions, but such retention may vary with each Nigerian insurer. The local Nigerian broker will charge a fee. The Nigerian insurers will charge the same premium as charged under our program plus local fees and taxes.

Brazil

Brazilian environmental law includes international treaties and conventions to which Brazil is a party, as well as federal, state and local laws, regulations and permit requirements related to the protection of health and the environment. Brazilian oil and gas business is subject to extensive regulations by several governmental agencies, including the National Agency for Oil and Gas (“ANP”), the Brazilian Navy and the Brazilian Authority for Environmental Affairs and Renewable Resources (“IBAMA”). Onshore environmental, health and safety conditions which are applicable to our onshore base are controlled by state rather than by federal authorities. Failure to comply may subject us to administrative, criminal and civil liability, with strict liability in administrative and civil cases. While we believe that we are in substantial compliance with the current environmental laws and regulations, there is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material.

Environmental license from IBAMA is a legal requirement for any activity considered hazardous, including offshore drilling. The main piece of legislation concerning environmental licensing at federal level is Law No. 6,938/1981, which deals with the Environmental National Policy and provides for licenses for the installation and operation of oil and gas platforms within the Brazilian territory. Such licenses are usually required from the oil and gas companies, however we, as a drilling contractor, are jointly and severally liable with the oil and gas companies for any environmental damage arising out of drilling activities.

Furthermore, drilling operations are subject to federal regulations of National Council for the Environment (“CONAMA”). Regulation No. 23/94 deals specifically with oil and gas operations.

Pursuant to environmental impact studies which are required from oil and gas companies as part of the licensing process, an Individual Emergency Plan (“IEP”) describing the measures to be taken in case of oil spills must be submitted to the competent authorities, as provided for in Law No. 9,966/2000, which has in fact adopted the provisions found in MARPOL and the International Convention for Preparedness, Response and Cooperation for Oil Pollution Situations (OPRC). However, Law No. 9,966/00 is much broader, and applies to oil terminals, pipelines and coastal/marine facilities. One of the main issues addressed in Law 9,966/00 is the requirement for a Risk Management and Emergency Plan. All facilities shall adopt and implement an Oil Pollution Risk Assessment, including a comprehensive manual of internal procedures dedicated to the prevention of oil pollution incidents. Law 9,966/00 also requires that an Oil Spill Emergency Plan is adopted and implemented. Such Emergency Plan is subject to formal approval of the relevant environmental agency. IBAMA approves the plans for offshore facilities, while state environmental agencies have authority over onshore activities. In case of areas that concentrate several exploration and production activities, the emergency plans of related facilities will be consolidated by the relevant environmental agency in the so-called Area Emergency Plan.

The Emergency Plan forms a required part of the environmental licensing process. Additionally, Law 9,966/00 requires an independent environmental audit to be performed every two years. In the event of environmental incidents, the Brazilian Navy as well as the IBAMA and the ANP shall be notified immediately. Legal liability for non compliance applies to the oil and gas companies, the ship owner and the charterer as well as the drilling contractor and the crew members. All may be held joint and severally liable. The penalties consist of fines ranging from R$ 7,000.00 to 50,000,000.00. The penalties arising out of Law No. 9,966/00 are in addition to other administrative and criminal penalties and civil liability.

The ANP plays an important role in the environmental regulation of oil and gas activities in Brazil. Although as a drilling contractor we are not directly under the authority of the ANP, our clients, the oil and gas companies are subject to ANP regulations. As a result, we must comply with ANP regulations as well. ANP Regulation No. 43/07 is which sets forth the regulatory framework for safety of operations concerning oil & gas exploration and production activities in the Brazilian territory. ANP Regulation No. 43/07 establishes the System of Management of Operational Safety (“SGSO”) of Oil & Gas Drilling and Production Facilities. Accordingly, our clients will require us to put in place a risk management system as well as an audit program which meets the ANP criteria. ANP is empowered to carry out any inspections at any time.

The oil and gas companies must present to the ANP the Documentation of Operational Safety (“DSO”) for all drilling facilities not later than ninety (90) days prior to the expected date of commencement of operations. The DSO approval from the ANP is required prior to commencement of operations. Any violations of the ANP regulations are subject to the penalties described in ANP Regulation No. 234/03, namely: (i) warning; (ii) fine; (iii) temporary suspension of exploration and production activities; (iv) temporary suspension of the right to take part in ANP bids; (v) interdiction; (vi) seizure; and (vii) termination of the concession contract, as the case may be. Violations of safety regulations subject oil and gas companies to fines prescribed by Law No. 9,847/99 ranging between R$ 5,000.00 to 5,000,000.00. In the event of risk to equipment and facilities as well as to the environment and to human life, operations may be suspended for a period ranging from one (1) to one hundred and eighty (180) months. The termination of the concession contract may take place in the event the situation is not rectified within the deadline set out by the ANP. In such circumstances, the oil and gas company is prevented from taking part in ANP bids for up to five (5) years, as set forth in ANP Regulation No. 243/03.

Law No. 9,605/98 is the main Brazilian legislation providing for criminal and administrative liabilities for environmental damage. We, as well as our officers, directors and employees may be subject to criminal liability and penalties which include but are not limited to imprisonment, fines of up to R$ 50,000,000.00, suspension of activities, prohibition to enter into any agreement with the Brazilian government (including Petrobras) or to receive any public subsidies or incentives for up to ten (10) years. The administrative penalties contemplated by Law No. 9,605/95 also include seizure of assets, suspension of activities, revocation of licenses, prohibition to enter into any agreement with the Government (including Petrobras) for up to three (3) years and cancellation or suspension of financing arrangements with state-owned banking institutions.

Our Brazilian operations are exposed to administrative and criminal sanctions, including warnings, fines and closure orders for non-compliance with the environmental regulations. Authorities such as IBAMA and ANP routinely inspect our facilities, and may impose fines, restrictions on operations, or other sanctions as provided in the applicable legislation.

Other Jurisdictions

Our operations outside the United States, Nigeria and Brazil are also subject to various foreign laws, regulations or other enforceable requirements including legal requirements relating to the importation of and operation of drilling rigs and equipment, currency conversions and repatriation, oil and natural gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling rigs and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain foreign jurisdictions. While we believe that we are in substantial compliance with the current environmental laws and regulations, there is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material. Moreover, governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and natural gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

C. ORGANIZATIONAL STRUCTURE

For a full listing of our subsidiaries, see Exhibit 21.1. All subsidiaries are, indirectly or directly, wholly owned by us, other than PIDWAL. See “Joint Venture, Agency and Sponsorship Relationships” below.

Quantum Pacific Group owns 150,000,000 shares, or approximately 69.2% of our total outstanding common shares. The 150,000,000 common shares owned by the Quantum Pacific Group are held by Quantum Pacific (Gibraltar) Limited, a wholly-owned subsidiary of Quantum Pacific International Limited, the indirect ultimate owner of which is a trust in which Idan Ofer and certain members of his family are the primary beneficiaries.

Joint Venture, Agency and Sponsorship Relationships

In some areas of the world, local customs and practice or governmental requirements necessitate the formation of joint ventures with local participation. Local laws or customs in some areas of the world also effectively mandate establishment of a relationship with a local agent or sponsor. When appropriate in these areas, we will enter into agency or sponsorship agreements. For more information regarding the regulations in the countries in which we currently are contracted to operate, see Item 4, “Business Overview—Environmental and Other Regulatory Issues.”

We currently are party to a Nigerian joint venture, PIDWAL, which is fully controlled and 90% owned by us with 10% owned by Derotech, a privately-held Nigerian registered limited liability company. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Derotech is also performing marketing services for PIDWAL and an affiliate of Derotech acts as one of PIDWAL’s logistics agents. After the maturity of the Project Facilities Agreement and subject to the terms of our shareholder’s agreement with Derotech, Derotech will have the right to purchase up to a 50% ownership interest in PIDWAL at a fair market value price and subject to additional mutually agreed upon terms. Additionally, the shareholder’s agreement provides that as long as Derotech is a shareholder in PIDWAL, neither we nor Derotech may compete with the business of PIDWAL without written consent. PIDWAL is a party to the Pacific Bora contract with a subsidiary of Chevron and the Pacific Scirocco contract with a subsidiary of Total. In order to comply with local content law in Nigeria, we expect to convey up to a 50% interest in Pacific Bora Limited and Pacific Scirocco Limited, to PIDWAL. In addition, we have retained a marketing agent in Brazil.

D. PROPERTY, PLANT AND EQUIPMENT

The Fleet

Our fleet consists of some of the newest and most technologically advanced drillships in the world, enabling us to offer ultra-deepwater drilling services to customers worldwide. Our fleet will initially, on the basis of our current contracts, consist of seven newly constructed sixth generation ultra-deepwater drillships based on a proven design from SHI using well-established advanced drilling systems from National Oilwell Varco (“NOV”).

Our drillships are self-propelled, dynamically positioned and suited for drilling in remote locations because of their mobility and large carrying capacity. Deepwater drillships typically compete in many of the same markets as do high-specification semi-submersible rigs. Drillships typically have greater load capacity than semi-submersible rigs and are therefore often preferred over semi-submersibles for drilling in remote locations. As drillships are highly mobile, they are also preferred for exploration programs that typically require the rig to be relocated frequently.

The following table sets forth certain information regarding our high-specification, ultra-deepwater drillships as of March 20, 2012:

Rig	Date Delivered/ Expected Delivery	Water Depth Capacity (in feet)	Drilling Depth Capacity (in feet)	Status
Pacific Bora(a)(d)	October 2010	10,000	37,500	Operating
Pacific Scirocco(b)	April 2011	12,000	40,000	Operating
Pacific Mistral(a)	June 2011	12,000	37,500	Operating
Pacific Santa Ana(b)(c)	December 2011	12,000	40,000	Mobilization
Pacific Khamsin(b)(c)	April 2013	12,000	40,000	Under construction
Pacific Sharav(b)(c)	September 2013	12,000	40,000	Under construction
Seventh drillship(b)(c)	May 2014	12,000	40,000	On order

(a)	These drillships have, or, upon completion, will have an off-line stand building system.
(b)	These drillships have, or, upon completion, will have dual load path capability.
(c)	These drillships have, or, upon completion, will have dual gradient drilling upgrades.
(d)	Maximum water depth could be extended to up to 12,000 feet with drillship modifications.

Four of our drillships will have dual gradient drilling capabilities. Dual gradient drilling is a technology that allows two different pressure gradients to be maintained in the well (one in the drilling riser and one in the well below the mudline) by a process of replacing mud from the drilling riser with a seawater-density fluid. Pursuant to our drilling contract with Chevron for the use of the Pacific Santa Ana, we have been granted a non-exclusive, world-wide, royalty-free license to use the technical information, data, and knowledge made available by Chevron for not only the Pacific Santa Ana but also our non-dual gradient drilling operations on all of our other drilling units. Provided that this drilling contract remains in effect, we will have a non-exclusive, world-wide, royalty-free license to use this information, data, and knowledge in any manner (presumably including dual gradient drilling operations) on any of our drilling units after February 1, 2014. Although dual gradient drilling technology was technically proven ten years ago, the Pacific Santa Ana will be the first rig to deploy this technology for commercial application and the dual gradient drilling concepts that will be deployed by the Pacific Santa Ana are disclosed in patents assigned to Chevron. We believe that many operators may become interested in deploying dual gradient drilling technology for deepwater wells because it enables better well control, reduces the required number of casing strings, and allows for larger wellbore at total depth and larger production liner. These technical benefits may result in savings in cost and time per well and higher flow rates, enabling the operator to drill wells that would have been considered uneconomic or “undrillable” and book reserves that would have not been otherwise booked. However, there is no certainty that we will achieve these expected benefits from our dual gradient drilling capabilities. See Item 3, “Risk Factors—Dual gradient drilling techniques may not result in the currently expected benefits and, as a result, adequate demand may not develop for these capabilities.”

On March 15, 2011, we entered into two contracts with SHI for the construction of our fifth and sixth new advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav. In March 2012, we entered into an additional contract with SHI for the construction of our seventh advanced-capability, ultra-deepwater drillship. Similar to several other vessels in our existing fleet, the Pacific Khamsin, the Pacific Sharav and our seventh drillship are also based on SHI’s proprietary hull design with many of the required enhancements to meet our operational needs and comply with recent client requirements, have dual gradient drilling capabilities and improved completion capabilities and are designed for drilling in water depths of up to 12,000 feet. Following shipyard construction, commissioning and testing, the Pacific Khamsin, the Pacific Sharav and our seventh drillship are expected to be delivered to us at the shipyard in the second quarter, the third quarter of 2013 and the second quarter of 2014, respectively. The contracts provide for an aggregate purchase price of approximately $1.5 billion for the acquisition of these three vessels, payable in installments during the construction process. We have the right to rescind the agreement for delays exceeding certain periods or, alternatively, the right to liquidated damages for delays or failures. We expect the total cost per vessel, including commissioning and testing and other costs, to be approximately $600 million, excluding capitalized interest. We intend to finance our ongoing drillship construction projects with respect to our three drillships currently under construction with cash on hand, operating cash flow generation and additional debt financing. See Item 3, “Risk Factors—Risks Related to Our Business—Our substantial indebtedness could adversely affect our financial condition and business prospects” and Item 3, “Risk Factors—Risks Related to Our Business—The Project Facilities Agreement imposes significant operating and financial restrictions on certain of our subsidiaries, which may prevent us from capitalizing on business opportunities and taking some actions.”

Our construction programs are supervised by our construction management team, including those that managed the construction of the Pacific Bora, the Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana and the two drillships that were contributed to TPDI. The Pacific Bora, the Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana and the two TPDI vessels were delivered on time and within budget.

There are risks of delay and cost overruns inherent in any major shipyard project, including those resulting from adverse weather conditions, work stoppages, disputes and financial and other difficulties encountered by the shipyard. In order to mitigate some of these risks, we have selected a high-quality shipyard with a reputation for on-time completions. In addition, each of our construction contracts is based on a fixed fee and backed by a refund guarantee if the unit is ultimately not finished or accepted by us upon completion. Deliveries by the shipyard beyond a certain point in time are subject to penalty payments to us and also give us a right of cancellation.

The indebtedness under our Project Facilities Agreement is collateralized by a first preferred mortgage over the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness.” Additionally, the utilization of our drillships may be impacted by a number of environmental and regulatory issues. See Item 4, “Business Overview—Environmental and Other Regulatory Issues.”

Properties

We maintain our principal executive office in Luxembourg and our operational headquarters in Houston, Texas. We also provide technical, operational and administrative support from our offices in Singapore, Brazil and Nigeria.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports which remain unresolved as of the date of the filing of this Form 20-F with the Commission.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with Item 3, “Selected Financial Data” and the accompanying financial statements and related notes included elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Please read “Forward-Looking Statements” and Item 3, “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

A. OPERATING RESULTS

Overview

We are an international offshore drilling company committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification drillships. Following completion of construction, our fully-deployed fleet will consist of seven newly constructed sixth generation ultra-deepwater drillships, representing one of the youngest and most technologically advanced fleets in the world. As of March 20, 2012, three of our drillships are operating under drilling contracts, one of our recently delivered drillships is mobilizing, two drillships are under construction and one drillship is on order.

Factors Affecting our Results of Operations

The primary factors which have affected our historical operating results and are expected to impact our future operating results include:

•	the number of drillships in our fleet;

•	the availability of our drillships;

•	dayrates earned by our drillships;

•	utilization rates for our drillships;

•	operating expenses of our drillships;

•	administrative expenses;

•	interest and other financial items; and

•	tax expenses.

Our revenues are derived primarily from the operation of our drillships at fixed daily rates, which depend principally upon the number and availability of our drillships, the dayrates received and the number of days utilized. We recognize revenues from drilling contracts as services are performed upon contract commencement.

Additionally, we may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to rigs. Revenues earned and incremental costs incurred directly related to contract preparation and mobilization are deferred and recognized over the primary term of the drilling contract. Upon completion of drilling contracts, any demobilization fees received and related expenses are reported in income. Amortization of deferred revenue is recorded on a straight-line basis over the primary drilling contract term, which is consistent with the general pace of activity, level of services being provided and dayrates being earned over the life of the contract. Reimbursements received for capital expenditures are deferred and recognized over the primary contract term of the drilling project. The actual cost incurred for capital expenditure is depreciated over the estimated useful life of the asset.

Our expenses consist primarily of contract drilling expenses, depreciation, administrative expenses, interest and other financial expenses and tax expenses. Contract drilling expenses include the remuneration of offshore crews and onshore supervision staff, as well as expenses for onshore support offices, repairs and sustaining maintenance.

Depreciation expenses are based on the historical cost of our drillships and other property and equipment and recorded on a straight-line basis over the estimated useful lives of each class of assets. The estimated useful lives of our drillships and their related equipment ranges from 15 to 35 years. We begin recording depreciation expenses once all activities necessary to prepare the asset for its intended use are complete, which is typically upon the date of contract commencement for our recently delivered drillships.

General and administrative expenses include the indirect costs of management and administration of the company, such as the labor costs of our corporate employees and remuneration of our directors.

Interest expenses primarily depend on our overall level of indebtedness and interest rates. Interest costs incurred on new borrowings attributable to qualifying new construction are capitalized. As such, interest expense on each of our Term Loans under the Project Facilities Agreement is capitalized until all the activities necessary to prepare the respective drillship for its intended use are complete, which is typically the date of contract commencement. Once the contract has commenced, we recognize interest expense on the drillships respective Term Loan in the statement of operations.

Our tax expenses reflect current and deferred tax expenses. In general, our income tax expenses result primarily from the taxable net income on our drillship operations.

Factors Affecting Comparability of Historical Financial Results of Operations to Future Financial Results of Operations

We have a limited operating history. Because all of our drillships have been recently completed or are currently under construction, our historical results of operations primarily reflect the impact of establishing our fleet of new ultra-deepwater drillships, our past investment in TPDI and the costs we have incurred in establishing the infrastructure needed to support the future operation of our fleet. Our future results of operations may not be comparable to the historical results of operations for the periods presented, primarily for the reasons described below:

•

Revenues earned and incremental costs incurred directly related to contract preparation and mobilization are deferred and recognized over the primary term of the drilling contract. As a result, we did not begin to recognize operating revenue or incur any material operating expenses until the Pacific Bora commenced drilling operations on August 26, 2011. With the commencement of the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana drilling operations, on December 31, 2011, February 6, 2012 and the second quarter of 2012, respectively, we expect a substantial increase in our revenues, operating expenses and operating income during 2012 and thereafter.

•

On March 30, 2011, we completed the TPDI Transfer in which we transferred our interest in TPDI to a subsidiary of the Quantum Pacific Group in connection with the Restructuring. As a result, our results of operations do not include the equity investment in TPDI after March 30, 2011.

•

We did not recognize interest expense in our statement of operations for borrowings under our Project Facilities Agreement and related party loans until all the activities necessary to prepare the qualifying asset for its intended use are complete. In addition, we completed an offering of $300 million of senior unsecured bonds in February 2012 that bear interest at 8.25% per annum. We expect a substantial increase in interest expenses in our results of operations as a result of completing construction of our vessels and placing them into service.

Developmental Activities

The following discussion provides an overview of the principal activities conducted during the periods indicated, which are material factors for changes in our financial position and results of operations.

Year ended December 31, 2009

During 2009, our principal activities consisted of the following:

•	expanded management and personnel in operations, finance, human resources, information technology and other corporate departments needed to market our drillships and conduct operations;

•	developed training programs and implemented operating systems and procedures;

•	initiated efforts to secure long-term financing for the construction of our drillships;

•	implemented an SAP global Enterprise Resource Planning system that supports many of the essential functions of our business;

•	continued to increase market exposure to major international oil companies and national oil companies; and

•	continued oversight of construction of the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana to ensure quality, timely delivery and cost management.

Year ended December 31, 2010

During 2010, we continued the principal activities related to marketing, operations, construction and finance from 2009 that resulted in several important accomplishments as follows:

•	secured contracts with Chevron for the Pacific Santa Ana and the Pacific Bora;

•	entered into the $1.8 billion Project Facilities Agreement;

•	recruited and trained staff, including rig personnel, for the Pacific Bora; and

•	accepted delivery of the Pacific Bora on October 13, 2010.

Additionally, during 2010, construction activity continued on the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana for on-time delivery. After its delivery, the Pacific Bora underwent contract specific modifications prior to starting its mobilization to commence operations.

Year ended December 31, 2011

During 2011, our principal activities consisted of the following:

•	entered into contracts with SHI in March 2011 for the construction of the Pacific Khamsin and the Pacific Sharav;

•	completed the Restructuring and the TPDI Transfer in March 2011;

•	completed the 2011 Private Placement in which we sold 60,000,000 common shares to international and U.S. investors for net proceeds of approximately $575.5 million;

•	accepted delivery in April 2011 of the Pacific Scirocco and following certain repairs and upgrades, entered service in Nigeria on December 31, 2011 under a one-year contract with Total;

•	accepted delivery in June 2011 of the Pacific Mistral, which entered service in Brazil on February 6, 2012 under a three-year contract with Petrobras;

•	entered into an agreement with SHI in June 2011 granting us an option to purchase a seventh drillship, which was exercised in March 2012;

•	hired crew for all four drillships at the senior staff level and oversaw client requested modifications and post delivery upgrades on all vessels;

•	developed and refined operating procedures, management systems and work instructions, to facilitate safe, consistent activities on our drillships;

•	placed the Pacific Bora into service in Nigeria on August 26, 2011 under a three-year contract with Chevron;

•

completed an initial public offering of 6,900,000 shares and commenced trading on the NYSE under the ticker symbol “PACD” in November and December 2011 for net proceeds of approximately $50.3 million; and

•

accepted delivery in December 2011 of the Pacific Santa Ana, which is expected to begin drilling operations in the U.S. Gulf of Mexico in the second quarter of 2012 under a five-year contract with Chevron;

Results of Operations

Year ended December 31, 2011 compared to Year ended December 31, 2010

The following table provides an analysis of our consolidated results of operations for the years ended December 31, 2011 and 2010:

	Years ended December 31,
	2011	2010	Change	% Change
	(In thousands, except percentages)
Revenues
Contract drilling	$65,431	$—	$65,431	n/m

Costs and expenses
Contract drilling	(32,142)	—	(32,142)	n/m
General and administrative expenses	(52,614)	(19,715)	(32,899)	167%
Depreciation expense	(11,619)	(395)	(11,224)	2842%

	(96,375)	(20,110)	(76,265)	379%
Loss of hire insurance recovery	18,500	—	18,500	n/m

Operating loss	(12,444)	(20,110)	7,666	(38)%
Other income (expense)
Equity in earnings of Joint Venture	18,955	56,307	(37,352)	(66)%
Interest income from Joint Venture	495	1,973	(1,478)	(75)%
Interest expense	(10,384)	(858)	(9,526)	1110%
Other income (expense)	3,675	(62)	3,737	6027%

Income before income taxes	297	37,250	(36,953)	(99)%
Income tax (expense) benefit	(3,200)	49	(3,249)	(6631)%

Net (loss) income	$(2,903)	$37,299	$(40,202)	(108)%

Revenues. Revenues were $65.4 million for the year ended December 31, 2011, compared to $0 for the year ended December 31, 2010. The increase in revenues resulted from the Pacific Bora commencing drilling operations in Nigeria on August 26, 2011 under a three-year contract with a subsidiary of Chevron. Following contract commencement, the Pacific Bora has achieved revenue efficiency of 93.2% through December 31, 2011. Revenue efficiency is defined as actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of total contractual dayrate revenue that could have been earned during such period. Contract drilling revenue included $8.6 million in amortization of deferred revenue.

Contract drilling costs. Contract drilling costs were $32.1 million for the year ended December 31, 2011, compared to $0 for the year ended December 31, 2010. Direct rig operating expenses accounted for $22.4 million of the total and shore-based and other support costs were $3.9 million. Rig operating expenses for the Pacific Bora were adversely affected by the start-up costs and inefficiencies inherent to the first few months of operations for a new drillship. In addition, during the four months of operations, the Pacific Bora alone supported all of the operating support costs intended for a larger operating fleet. Contract drilling costs also included $4.3 million in amortization of deferred mobilization costs for the Pacific Bora and the $1.5 million property damage insurance deductible incurred related to the costs of the Pacific Scirocco engine work.

General and administrative expenses. General and administrative expenses were $52.6 million for the year ended December 31, 2011, compared to $19.7 million for the year ended December 31, 2010. The increase in general and administrative expenses was primarily due to establishing the infrastructure needed to support the current and future operations of our fleet as described in more detail in Item 5, “Developmental Activities.” Additionally, the Company incurred $13.5 million and $1.4 million of field support and certain rig related expenses, such as crew training, during the years ended December 31, 2011 and 2010, respectively. Prior to contract commencement, these field support and certain rig related expenses are recognized as general and administrative expenses. Upon contract commencement, additional field support and rig related expenses are recognized as contract drilling operating costs as incurred. The Company also incurred $4.4 million in general and administrative expenses, such as legal fees, related to borrowings under the Project Facilities Agreement. During the year ended December 31, 2011, general and administrative expenses also included $2.1 million in charges related to our transition to becoming a public company.

Depreciation expense. Depreciation expense was $11.6 million for the year ended December 31, 2011, compared to $0.4 million for the year ended December 31, 2010. The increase in depreciation expenses was primarily due to placing the Pacific Bora into service, which resulted in the commencement of the depreciation of the drillship. We did not record depreciation expense related to our drillships for the year ended December 31, 2010 because our drillships had not yet been placed into service.

Loss of hire insurance recovery. Income from loss of hire insurance recovery was $18.5 million for the year ended December 31, 2011, compared to $0 for the year ended December 31, 2010. We maintain loss of hire insurance that becomes effective 45 days after an accident or major equipment failure covered by hull and machinery insurance, resulting in a downtime event and extends for 180 days. In the third quarter 2011, the Pacific Scirocco underwent repairs and upgrades to ensure engine reliability, which was a covered event under our loss of hire policy that resulted in the loss of hire insurance recovery received and recognized.

Equity in earnings of Joint Venture. Equity in earnings of Joint Venture was $19.0 million for the year ended December 31, 2011, compared to $56.3 million for the year ended December 31, 2010. The decrease in equity in earnings of TPDI was due to the TPDI Transfer on March 30, 2011. Neither the Company nor any of its subsidiaries currently owns any interest in TPDI and, following the transfer, the results of operations of TPDI are no longer included in our financial results.

Interest income from TPDI. Interest income from TPDI was $0.5 million for the year ended December 31, 2011, compared to $2.0 million for the year ended December 31, 2010. The decrease in interest income from

TPDI was due to the TPDI Transfer on March 30, 2011, which included assignment of notes receivable from TPDI. As such, no interest income from TPDI was recorded in our financial results beginning in the second quarter of 2011.

Interest expense. Interest expense was approximately $10.4 million for the year ended December 31, 2011, compared to $0.9 million for the year ended December 31, 2010. The increase in interest expense was primarily due to interest expensed on the Bora Term Loan after the Pacific Bora was placed into service. Excluding interest expensed on the Bora Term Loan in 2011, we did not recognize any interest expense for the years ended December 31, 2011 and 2010 for other borrowings under our Project Facilities Agreement and related-party loans in our statement of operations, because we capitalize interest costs incurred on new borrowings attributable to qualifying new construction until all the activities necessary to prepare the qualifying asset for its intended use are complete. The interest expense incurred during the year ended December 31, 2010 results from a letter of credit fee agreement with Transocean related to TPDI’s compliance with the terms under its bank credit facility.

Other income (expense). Other income (expense) was approximately $3.7 million for the year ended December 31, 2011, compared to $(0.1) million for the year ended December 31, 2010. The increase in other income was primarily due to income from TPDI management fees of approximately $2.2 million. In connection with the TPDI Transfer, we entered into a management agreement pursuant to which we provide day-to-day oversight and management services with respect to the Quantum Pacific Group’s equity interest in TPDI for a fee of $4,000 per drillship per day, or $8,000 per day.

Income taxes. Income tax expense was approximately $3.2 million for the year ended December 31, 2011, compared to an income tax benefit of $0.1 million for the year ended December 31, 2010. The increase in income tax expense was primarily due to the commencement of Pacific Bora drilling operations in Nigeria, where the Company is subject to income tax payable on deemed profits based on a fixed percentage of revenue.

Year ended December 31, 2010 compared to Year ended December 31, 2009

The following table provides an analysis of our consolidated results of operations for the years ended December 31, 2010 and 2009:

	Years ended December 31,
	2010	2009	Change	% Change
	(In thousands, except percentages)
Costs and expenses
General and administrative expenses	$(19,715)	$(8,824)	$(10,891)	123%
Depreciation expense	(395)	(134)	(261)	195%

Operating loss	(20,110)	(8,958)	(11,152)	124%
Other income (expense)
Equity in earnings of Joint Venture	56,307	4,291	52,016	1212%
Interest income from Joint Venture	1,973	2,141	(168)	(8)%
Interest expense	(858)	—	(858)	n/m
Other (expense) income	(62)	274	(336)	(123)%

Income (loss) before income taxes	37,250	(2,252)	39,502	1754%
Income tax benefit (expense)	49	(31)	80	258%

Net income (loss)	$37,299	$(2,283)	$39,582	1734%

Revenues and contract drilling costs. No revenues were earned or contract drilling costs were incurred during the years ended December 31, 2010 and 2009 as none of our drillships had commenced drilling operations.

General and administrative expenses. General and administrative expenses were $19.7 million for the year ended December 31, 2010, compared to $8.8 million for the year ended December 31, 2009. The increase in general and administrative expenses was primarily due to establishing the infrastructure needed to support the current and future operations of our fleet as described in more detail in Item 5, “Developmental Activities.”

Depreciation expense. Depreciation expense was $0.4 million for the year ended December 31, 2010, compared to $0.1 million for the year ended December 31, 2009. We recorded no depreciation expense related to our drillships and related equipment for 2010 and 2009 because our drillships were under construction during those periods and had not yet been placed into service.

Equity in earnings of Joint Venture. Equity in earnings of Joint Venture was $56.3 million for the year ended December 31, 2010, compared to $4.3 million for the year ended December 31, 2009. The increase in equity in earnings of TPDI in 2010 as compared to 2009 was primarily due to the start of operations of TPDI’s second drillship in March 2010.

Interest expense. Interest expense was $0.9 million for the year ended December 31, 2010, compared to $0 million for the year ended December 31, 2009. The increase in interest expense was primarily due to a letter of credit fee agreement with Transocean related to TPDI’s compliance with the terms under its bank credit facility. We did not recognize any interest expense during 2010 and 2009 for borrowings under our Project Facilities Agreement and related-party loans in our statement of operations, because we capitalize interest costs incurred on new borrowings attributable to qualifying new construction until all the activities necessary to prepare the qualifying asset for its intended use are complete.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions impact the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make difficult, subjective or complex assumptions or estimates about matters that are uncertain. We would report different amounts in our consolidated financial statements, which could be material, if we used different assumptions or estimates. We have discussed the development and selection of our critical accounting estimates with our Board of Directors and the Board of Directors has reviewed the disclosure presented below. During the past three fiscal years, we have not made any material changes in accounting methodology.

We believe that the following is a summary of the critical accounting polices used in the preparation of our consolidated financial statements.

Revenues and operating expenses. Contract drilling revenues are recognized as earned, based on contractual dayrates. In connection with drilling contracts, we may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to rigs. Revenues earned and incremental costs incurred directly related to contract preparation and mobilization along with reimbursements received for capital expenditures are deferred and recognized over the primary term of the drilling contract. The actual cost incurred for reimbursed capital expenditures are depreciated over the estimated useful life of the asset.

Amortization of deferred revenue and deferred mobilization costs are recorded on a straight-line basis over the primary drilling contract term, which is consistent with the general pace of activity, level of services being provided and dayrates being earned over the life of the contract. Upon completion of drilling contracts, any demobilization fees received and related expenses are reported in income.

Property and equipment. Deepwater drillships are recorded at cost of construction, including any major capital improvements, less accumulated depreciation and impairment. Other property and equipment are recorded at cost and consist of purchased software systems, furniture, fixtures and other equipment. Planned major maintenance, ongoing maintenance, routine repairs and minor replacements are expensed as incurred.

Interest costs incurred on new borrowings attributable to qualifying new construction are capitalized. We capitalize interest costs for qualifying new construction from the point borrowing costs are incurred for the qualifying new construction and cease when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete.

Property and equipment are depreciated to their salvage value on a straight-line basis over the estimated useful lives of each class of assets. Our estimated useful lives of property and equipment are as follows:

Years
Drillships and related equipment	15-35
Other property and equipment	2-7

Long-lived assets. We review our long-lived assets, including property and equipment, for impairment when events or changes in circumstances indicate that the carrying amounts of our assets held and used may not be recoverable. Potential impairment indicators include rapid declines in commodity prices and related market conditions, actual or expected declines in rig utilization, increases in idle time, cancellations of contracts or credit concerns of customers. We assess impairment using estimated undiscounted cash flows for the long-lived assets being evaluated by applying assumptions regarding future operations, market conditions, dayrates, utilization and idle time. An impairment loss is recorded in the period if the carrying amount of the asset is not recoverable.

Contingencies. We record liabilities for estimated loss contingencies when we believe a loss is probable and the amount of the probable loss can be reasonably estimated. Once established, we adjust the estimated contingency loss accrual for changes in facts and circumstances that alter our previous assumptions with respect to the likelihood or amount of loss.

We recognize loss of hire insurance recovery once realized or contingencies related to the realizability of the amount earned are resolved.

Income taxes. Income taxes are provided based upon the tax laws and rates in the countries in which our subsidiaries are registered and where their operations are conducted and income and expenses are earned and incurred, respectively. We recognize deferred tax assets and liabilities for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the applicable enacted tax rates in effect the year in which the asset is realized or the liability is settled. A valuation allowance for deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. Actual income taxes paid may vary from estimates depending upon changes in income tax laws, actual results of operations and the final audit of tax returns by taxing authorities. We recognize interest and penalties related to uncertain tax positions in income tax expense.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Please refer to Note 2 to the Company’s Consolidated Financial Statements in this annual report for a discussion of recent accounting pronouncements and their anticipated impact.

B. LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital intensive industry. Through March 20, 2012, our principal sources of liquidity have been provided through a combination of borrowings from Quantum Pacific Group and its affiliates, capital contributions from Quantum Pacific Group and its affiliates, proceeds from the 2011 Private Placement, proceeds from the initial public offering of our common shares and the underwriters’ full exercise of their over-allotment option, borrowings under our Project Facilities Agreement and proceeds from the 2012 Bond Offering, each as described in “—Description of Indebtedness” below. In the future, we expect that our investment in newbuild ultra-deepwater drillships will be financed through additional debt financing, equity issuances and cash flow from operations. Our liquidity requirements relate to funding investments in newbuild ultra-deepwater drillships, servicing debt, ongoing working capital requirements and maintaining adequate cash reserves to mitigate the effects of fluctuations in operating cash flows. Most of our contract drilling revenues will be received monthly in arrears and most of our operating costs will be paid on a monthly basis.

We centrally manage our funding and treasury activities in accordance with corporate policies to ensure appropriate levels of liquidity, comply with debt covenants, maintain adequate levels of insurance and balance exposures to market risks. Cash and cash equivalents are held mainly in United States Dollars, Nigerian Naira, Brazilian Real and Singapore Dollars.

Primary sources of funds for our short-term liquidity needs will be cash flow from operations and available cash balances. Our long-term sources of funds will also include other debt or equity financings. Our liquidity needs fluctuate depending on a number of factors, including, among others, demand for services, dayrates received and operating costs. To date, our principal use of funds has been expenditures to establish and expand our fleet, comply with applicable operating standards and environmental laws and regulations and fund working capital requirements. We believe that our cash on hand and cash flows from operations will provide sufficient liquidity over the next twelve months to fund the Company’s working capital needs, debt repayments, and anticipated capital expenditures, including progress payments for the Company’s ultra-deepwater drillship construction projects. Our ability to meet our long-term liquidity requirements will depend in large part on our future performance, which is subject to many factors beyond our control, as well as our ability to secure additional financing for the Pacific Khamsin, the Pacific Sharav and our seventh drillship. See Item 3, “Risk Factors—Risks Related to Our Business.”

As of December 31, 2011 and 2010, we had $107.3 million and $40.3 million, respectively, of cash and cash equivalents. Additionally, as of December 31, 2011 and 2010, we had $377.0 million and $61.7 million, respectively, of restricted cash, that primarily consisted of restricted cash accounts held with financial institutions as security for the borrowings under the Project Facilities Agreement and the Bora and Scirocco SBLC facilities (as defined below in “Description of Indebtedness”).

As the parent company of our operating subsidiaries, we are not a party to any drilling contracts directly and are therefore dependent on receiving cash distributions from our subsidiaries. Surplus cash held in our subsidiaries owning the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana, which act as borrowers under the Project Facilities Agreement, is restricted until January 1, 2014 by the Project Facilities Agreement from transfer by intercompany loans and/or dividend payments to us. After January 1, 2014, transfers from these subsidiaries to us are permitted assuming we are in compliance with the provisions of the Project Facilities Agreement. As of December 31, 2011 and 2010, our borrowing subsidiaries held $1.5 billion in restricted net assets. We do not believe these restrictions will prevent us and other non-borrowing subsidiaries from meeting our respective liquidity needs.

We may review from time to time possible expansion and acquisition opportunities relating to our business, which may include the construction or acquisition of additional rigs or acquisitions of other businesses. Any decision to construct or acquire additional rigs for our fleet will be based on our assessment of market conditions and opportunities existing at such time, including the availability of long-term contracts with attractive dayrates and the relative costs of building or acquiring new rigs with advanced capabilities compared with the costs of retrofitting or converting existing rigs to provide similar capabilities. The timing, size or success of any additional acquisition or construction efforts and the associated potential capital commitments are unpredictable. We may seek to fund all or part of any such efforts with proceeds from debt and/or equity issuances. Debt or equity financing may not, however, be available to us at that time due to a variety of factors, including, among others, general industry conditions, general macro-economic conditions, perceptions of us and credit rating agency opinions of our outstanding debt.

Capital Expenditures and Working Capital Funding

On March 1, 2011, we entered into two contracts with SHI for the construction of our fifth and sixth new advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav, which are expected to be delivered to us at the shipyard in the second quarter and third quarter of 2013, respectively. On March 16, 2012, we entered into an additional contract with SHI for the construction of our seventh advanced-capability, ultra-deepwater drillship, which is expected to be delivered to us at the shipyard in the second quarter of 2014. The contracts provide for an aggregate purchase price of approximately $1.5 billion for the acquisition of these three vessels, payable in installments during the construction process, of which we anticipate making payments of approximately $248 million in 2012, approximately $797 million in 2013 and approximately $330 million in 2014. We expect the total project cost per vessel, including commissioning and testing and other costs, to be approximately $600 million, excluding capitalized interest. As of December 31, 2011, we have paid $0.1 billion of the total project costs and intend to fund the remaining balance of approximately $1.7 billion with existing cash balances, operating cash flow generation and additional indebtedness, which is uncommitted at this time.

Sources and Uses of Cash

Year ended December 31, 2011 compared to Year ended December 31, 2010

The following table provides an analysis of our net cash used in operating activities for the years ended December 31, 2011 and 2010:

	Years ended December 31,
	2011	2010	Change
Cash flow from operating activities:
Net (loss) income	$(2,903)	$37,299	$(40,202)
Interest income from Joint Venture	(495)	(1,973)	1,478
Depreciation expense	11,619	395	11,224
Equity in earnings of Joint Venture	(18,955)	(56,307)	37,352
Amortization of deferred revenue	(8,566)	—	(8,566)
Amortization of deferred mobilization costs	4,288	—	4,288
Amortization of deferred financing costs	1,067	—	1,067
Deferred income taxes	(3,169)	(371)	(2,798)
Share-based compensation expense	4,471	65	4,406
Changes in operating assets and liabilities, net	(51,688)	(9,247)	(42,441)

Net cash used in operating activities	$(64,331)	$(30,139)	$(34,192)

The increase in cash used in operating activities primarily results from increases in general and administrative expenses, payments for materials and supplies and mobilization expenses that were partially offset from collection of accounts receivables and proceeds from our loss of hire insurance recovery.

The following table provides an analysis of our net cash used in investing activities for the years ended December 31, 2011 and 2010:

	Years ended December 31,
	2011	2010	Change
Cash flow from investing activities:
Capital expenditures	$(1,539,630)	$(883,853)	$(655,777)
Increase in restricted cash	(315,286)	(60,967)	(254,319)

Net cash used in investing activities	$(1,854,916)	$(944,820)	$(910,096)

The increase in cash used in investing activities primarily results from progress and final delivery payments for our drillships and restricted cash deposits required under the Project Facilities Agreement and the Bora and Scirocco SBLC facilities.

The following table provides an analysis of our net cash provided by financing activities for the years ended December 31, 2011 and 2010:

	Years ended December 31,
	2011	2010	Change
Cash flow from financing activities:
Proceeds from issuance of common shares, net	$625,816	$—	$625,816
Proceeds from long-term debt	1,275,000	450,000	825,000
Payments on long-term debt	(50,000)	—	(50,000)
Deferred financing costs	(6,803)	(57,995)	51,192
Proceeds from related-party loan	142,205	685,280	(543,075)
Payments on related-party loan	—	(69,444)	69,444

Net cash provided by financing activities	$1,986,218	$1,007,841	$978,377

The increase in cash provided by financing activities primarily resulted from the net proceeds of approximately $575.5 million from our 2011 Private Placement, higher proceeds from borrowings of $825.0 million under the Project Facilities Agreement and net proceeds of approximately $50.3 million from our initial public offering. These increases in cash provided by financing activities were partially offset by decreases in related-party loan borrowings of $543.1 million for the year ended December 31, 2011 compared to the year ended December 31, 2010, payments of $50.0 million on the Bora Term Loan and $51.2 million less in financing costs related to proceeds from the Project Facilities Agreement.

Year ended December 31, 2010 compared to Year ended December 31, 2009

The following table provides an analysis of our net cash used in operating activities for the years ended December 31, 2010 and 2009:

	Years ended December 31,
	2010	2009	Change
Cash flow from operating activities:
Net income (loss)	$37,299	$(2,283)	$39,582
Interest income from Joint Venture	(1,973)	(2,141)	168
Depreciation expense	395	134	261
Equity in earnings of Joint Venture	(56,307)	(4,291)	(52,016)
Deferred income taxes	(371)	—	(371)
Share-based compensation expense	65	594	(529)
Changes in operating assets and liabilities, net	(9,247)	722	(9,969)

Net cash used in operating activities	$(30,139)	$(7,265)	$(22,874)

The increase in cash used in operating activities primarily results from increases in general and administrative expenses, payments for materials and supplies and insurance expense.

The following table provides an analysis of our net cash used in investing activities for the years ended December 31, 2010 and 2009:

	Years ended December 31,
	2010	2009	Change
Cash flow from investing activities:
Capital expenditures	$(883,853)	$(146,082)	$(737,771)
Contributions to Joint Venture	—	(37,249)	37,249
Increase in restricted cash	(60,967)	(715)	(60,252)

Net cash used in investing activities	$(944,820)	$(184,046)	$(760,774)

The increase in cash used in investing activities primarily results from progress and final delivery payments for our drillship construction projects and restricted cash deposits offset partially by a decrease in contributions to TPDI.

The following table provides an analysis of our net cash provided by financing activities for the years ended December 31, 2010 and 2009:

	Years ended December 31,
	2010	2009	Change
Cash flow from financing activities:
Proceeds from long-term debt	$450,000	$—	$450,000
Deferred financing costs	(57,995)	—	(57,995)
Proceeds from related-party loan	685,280	198,645	486,635
Payments on related-party loan	(69,444)	—	(69,444)

Net cash provided by financing activities	$1,007,841	$198,645	$809,196

The increase in cash provided by financing activities primarily resulted from borrowings under the Project Facilities Agreement of $450.0 million and increases of $486.6 million in proceeds from related-party loan borrowings. These increases in cash provided by financing activities were partially offset by payments of $69.4 million on the related-party loan and financing costs related to proceeds from the Project Facilities Agreement of $58.0 million.

Description of Indebtedness

Project Facilities Agreement. In September 2010, Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., and Pacific Santa Ana Ltd. (collectively, the “Borrowers”), and Pacific Drilling Limited (as the “Guarantor,” and together with the Borrowers, the “Borrowing Group”) entered into a project facilities agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana (the “Original Project Facilities Agreement”). On March 31, 2011, in connection with the Restructuring, the Borrowing Group amended and restated the Original Project Facilities Agreement by entering into the Amended and Restated Project Facilities Agreement (the “Project Facilities Agreement”) and a Charter Waiver Request Letter (“Waiver Letter”).

The Project Facilities Agreement includes a Bora term loan, a Mistral term loan, a Scirocco term loan and a Santa Ana term loan (each, a “Term Loan” and, collectively, the “Term Loans” or the “Term Loan Facility”) with maximum aggregate amounts available of $450 million, $500 million, $500 million and $500 million, respectively, that collectively may not exceed $1.8 billion. Each Term Loan consists of three tranches: one in favor of a syndicate of nine commercial banks (the “Commercial Tranche”), one in favor of the Ministry of Trade and Industry of the Norwegian government (and guaranteed by the Norwegian Guarantee Institute for Export Credits) (the “GIEK Tranche”) and one in favor of The Export-Import Bank of Korea (the “KEXIM Tranche”), with maximum aggregate amounts available of $1.0 billion, $350 million and $450 million, respectively.

Borrowings under the Term Loans bear interest at the London Interbank Offered Rate (“LIBOR”) plus an applicable margin. Prior to the effective date of the first drilling contract in respect of a Borrower’s drillship, the applicable margin under the relevant Term Loan is 4% per annum. Subsequent to the effective date of the first drilling contract in respect of such Borrower’s drillship and until 12 months after delivery of all four drillships, the applicable margin is 3.5% per annum. Subsequent to 12 months after the delivery of all four drillships, the applicable margin is based on the Borrowing Group’s historical debt service coverage ratio. If the ratio is not greater than 125%, the applicable margin is 3.5% per annum. If the ratio is greater than 125%, the applicable margin is 3% per annum. Interest is payable every three months.

The Commercial Tranche under the Term Loan Facility matures on October 31, 2015 and the GIEK Tranche and the KEXIM Tranche each mature on October 31, 2019. The Commercial Tranche requires a residual debt payment of $200 million at maturity for each Term Loan. The GIEK Tranche and the KEXIM Tranche each contain put options exercisable if GIEK and KEXIM do not receive timely refinancing for the Commercial Tranche or if the Commercial Tranche is not refinanced on terms acceptable to GIEK and KEXIM. If the GIEK and KEXIM Tranche put options are exercised, it would require full prepayment of the relevant GIEK and KEXIM Tranche proportion of all loans outstanding without any premium, penalty or fees of any kind on the maturity date of the Commercial Tranche.

Borrowings under the Commercial Tranche may be prepaid in whole or in part with a 1% penalty on the amount prepaid if such prepayment takes place within one year after the delivery of the fourth drillship and no penalty thereafter. Borrowings under the GIEK Tranche and the KEXIM Tranche may be prepaid in whole or in part with a 0.5% penalty.

In November 2010, we borrowed $450 million under the Bora Term Loan. During 2011, we borrowed $450 million, $375 million and $450 million under the Mistral Term Loan, the Scirocco Term Loan and the Santa Ana Term Loan, respectively.

The Bora Term Loan requires us to make ten amortization payments of $25.0 million every six months commencing in April 2011, with the residual debt payment of $200 million due in October 2015. The Mistral Term Loan, Scirocco Term Loan and Santa Ana Term Loan requires us to make eight amortization payments of $31.3 million, $21.9 million and $31.3 million, respectively, every six months commencing in April 2012, with the residual debt payment of $200 million each due in October 2015.

The indebtedness under the Project Facilities Agreement is guaranteed by the Guarantor. In conjunction with entering the Project Facilities Agreement and in relation to the Guarantor’s transfer of its TPDI investment, a subsidiary of the Quantum Pacific Group has guaranteed to the lenders that any proceeds from the exercise of the put option relating to the equity interest in TPDI will be used to prepay or secure the Project Facilities Agreement. The Quantum Pacific Group is currently negotiating for the release of this guarantee and we expect that such guarantee will be released during the second quarter of 2012. On February 29, 2012, the Quantum Pacific Group irrevocably exercised the put option. The purchase price is subject to negotiation and, failing agreement, will be determined based on an appraisal of the fair value of the two TPDI drillships after taking into account outstanding Joint Venture indebtedness (as defined in the put option agreement).

The obligations of the Borrowers under the Term Loan Facility are joint and several. The Project Facilities Agreement is secured by several collateral components, which are usual and customary for facilities of this type, size and purpose. The security provided to the lenders is cross-collateralized across all Term Loans and comprises assignments of refund guarantees, shipbuilding contracts and insurances, a first preferred mortgage over each Borrower’s drillship and other types of collateral.

The Project Facilities Agreement requires compliance with certain affirmative and negative covenants that are customary for such financings. These include, but are not limited to, restrictions on (i) the ability of each of the Borrowers to pay dividends to its shareholder or to sell assets and (ii) the ability of the Borrowing Group to incur additional indebtedness or liens, make investments or transact with affiliates (except for certain specified exceptions). The Borrowers are restricted in their ability to transfer their net assets to the Guarantor whether in the form of dividends, loans or advances. As of December 31, 2011, the Borrowing Group held $1.5 billion of restricted net assets.

The Guarantor (through the Borrowing Group) is also required to (i) enter into and maintain drilling contracts for each drillship (except as permitted by the Waiver Letter), (ii) maintain cash account balances reserved for debt service payments, (iii) maintain Guarantor liquidity and (iv) maintain contributed equity above certain levels and to meet a required level of collateral maintenance whereby the aggregate appraised collateral value must not be less than a certain percentage of the total outstanding balances and commitments under the Project Facilities Agreement.

The Project Facilities Agreement also requires compliance by the Guarantor with financial covenants including (i) a projected debt service coverage ratio of the Borrowing Group, (ii) a historical debt service coverage ratio of the Borrowing Group, (iii) a maximum leverage ratio of the Guarantor and (iv) minimum liquidity requirements of the Guarantor. The Project Facilities Agreement requires that the Guarantor maintain (i) a projected (looking forward over the following twelve months) debt service coverage ratio of at least 1.1x through June 30, 2012 and 1.2x thereafter; (ii) a historical (looking back over the preceding twelve months) debt service coverage ratio of at least 1.1x through December 31, 2013 and 1.2x thereafter; (iii) a maximum leverage ratio of 65% and (iv) a minimum liquidity of $50 million after the delivery of all four drillships. We were in compliance with all covenants as of December 31, 2011.

Each Borrower is also required under the Project Facilities Agreement to hedge 75% of outstanding and available balances against floating interest rate exposure. The only other hedge arrangements that are permitted, under circumstances, are to address foreign currency exchange risks.

The Project Facilities Agreement contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the Project Facilities Agreement are subject to acceleration.

8.25% Senior Unsecured Bonds. In February 2012, we completed a private placement of $300 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due in 2015 (the “Senior Unsecured Bonds”) to eligible purchasers. The bonds bear interest at 8.25% per annum, payable semiannually on February 23 and August 23 of each year and mature on February 23, 2015. The Quantum Pacific Group purchased $40 million of the Senior Unsecured Bonds issued. We expect to use the net proceeds from the bonds for company growth, working capital and general corporate requirements.

The Senior Unsecured Bonds are general unsecured, senior obligations that rank: (i) senior in right of payment to all of the Company’s subordinated indebtedness, if any; (ii) pari passu in right of payment with any of the Company’s existing and future unsecured indebtedness that is not by its terms subordinated to the Senior Unsecured Bonds; (iii) effectively junior to the Company’s existing and future senior debt facilities (including the Project Facilities Agreement, the Temporary Import Bond Facilities (as defined below), any future customary senior secured debt facilities provided by banks and/or financial institutions and any future first priority senior secured bond financing obtained to finance our fleet, including any refinancing, amendments or replacements of the debt facilities).

The Company may acquire Senior Unsecured Bonds in the open market, or otherwise, at any time without restriction. Within 60 days after notification of a specified change in control event, each bondholder has the right to exercise an early repayment option at a price equal to 101% of par, plus accrued interest.

The Senior Unsecured Bonds contain provisions that limit, with certain exceptions, the ability of the Company and our subsidiaries to (i) merge or demerge, (ii) dispose of assets, (iii) incur financial indebtedness and (iv) pay dividends exceeding 50% of consolidated net income for the preceding fiscal year, provided, however, that such restriction does not apply for dividend payments through December 31, 2012 up to $100 million if the Company has a minimum liquidity of $50 million immediately following such dividend. The bonds also require compliance with financial covenants including (i) a minimum equity ratio of 35%, (ii) a minimum liquidity of $25 million and (iii) a leverage restriction limiting the outstanding secured and unsecured borrowings on a consolidated basis (excluding Temporary Import Bond Facilities) to an average of $475 million per drillship. The Senior Unsecured Bonds contain events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the Senior Unsecured Bonds are subject to acceleration.

Temporary Import Bond Facilities. On July 13, 2011, we entered into a temporary Standby Letter of Credit (“SBLC”) facility with Citibank, N.A. to support the Temporary Importation (“TI”) bond for the Pacific Bora required in Nigeria. On December 6, 2011, we entered into separate temporary SBLC facilities with Citibank, N.A. and Standard Charter Bank to support the TI bond for the Pacific Scirocco required in Nigeria.

As part of the standard Nigerian importation requirements for equipment, we are required to either import the vessel into Nigeria on a permanent basis and pay import duties or apply for a TI permit and put up a bond for the value of the import duties instead.

Under the Bora SBLC facility, Citibank, N.A., as issuing bank, has issued a Letter of Credit (“LC”) for the benefit of Citibank Nigeria denominated in the Nigerian currency, Naira, in the amount of approximately $99.8 million. This Bora LC provides credit support for the Bora TI bond that was issued by Citibank Nigeria in favor of the Government of Nigeria Customs Service for the Pacific Bora.

Under the Scirocco SBLC facilities, Citibank, N.A. and Standard Charter Bank, as issuing banks, have each issued a LC for the benefit of Citibank Nigeria and Standard Charter Bank Nigeria denominated in Naira in the collective amount of approximately $109.5 million. These LC’s provide credit support for the TI bonds that were issued by Citibank Nigeria and Standard Charter Bank Nigeria in favor of the Government of Nigeria Customs Service for the Pacific Scirocco.

Both the Bora and Scirocco SBLC facilities will expire after a one-year period and will be renewable for additional one-year terms based on the initial contract term of each vessel. Our obligations under the Bora and

Scirocco temporary SBLC facilities are secured by a $50 million and $99 million cash deposit, respectively, and a guaranty from Quantum Pacific International Limited. The SBLC facilities and TI bonds require the Company to pay fees calculated based on outstanding balances of the TI bond, the LC and the restricted cash deposit. As of December 31, 2011, the weighted-average rate of the fees on the Bora and Scirocco SBLC facilities and TI bonds was approximately 1.37% and 0.80%, respectively.

Related-party loans. Beginning in 2007, we received funding from Winter Finance, a subsidiary of the Quantum Pacific Group, in the form of a related-party loan. We do not expect related-party loans to be a source of funding our operations and working capital needs going forward. For more information on related-party loans, see Item 7, “Related Party Transactions.”

Letters of Credit

As of December 31, 2011, we were contingently liable under certain performance, bid and custom bonds and letters of credit totaling $229.5 million of which $209.2 million relates to our temporary import bond facilities described above in “Description of Indebtedness—Temporary Import Bond Facilities.”

Derivative Instruments and Hedging Activities

We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates and to meet our debt covenant requirements. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

During 2011, we entered into interest rate swaps to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the Term Loans. We designated the interest rate swaps as cash flow hedges for accounting purposes. The interest rate swaps pay a fixed rate of interest and receive LIBOR. The fixed interest rate swap rates are 1.83%, 1.87%, 1.6% and 2.39% under the Bora Term Loan, Scirocco Term Loan, Mistral Term Loan and Santa Ana Term Loan, respectively. As of December 31, 2011, the notional amount hedges 100%, 95%, 83% and 100% of the total outstanding borrowings under the Bora Term Loan, Scirocco Term Loan, Mistral Term Loan and Santa Ana Term Loan, respectively. The interest rate swaps expire on October 31, 2015.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development. Additionally, we have no significant interests in patents or licenses.

D. TREND INFORMATION

We are an international offshore drilling contractor committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification drillships. Our primary business is to contract our ultra-deepwater drilling rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our customers.

Although we are primarily focused on the ultra-deepwater market, which we define as greater than 7,500 feet of water depth, our drillships can operate in water depths as shallow as 1,000 feet, so we may also compete to provide services at shallower depths than ultra-deepwater.

Deepwater and ultra-deepwater drillships typically compete in many of the same markets as high-specification semi-submersible rigs. However, newer ultra-deepwater drillships generally have greater load capacity and are more mobile than semi-submersible rigs, making them better suited for drilling in remote locations where re-supply is more difficult and for exploration programs that require frequent rig relocation.

Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of drilling rigs. In 2011, there was generally a favorable supply-demand balance for ultra-deepwater rig contractors, as evidenced by numerous fixtures that surpassed $500,000 per day in the second half of the year along with continuous high utilization throughout the year. However, since factors that impact offshore exploration and development spending are beyond our control, and rig demand dynamics can shift quickly, it is difficult for us to predict future industry conditions, demand trends or operating results.

Drilling Rig Supply

Numerous drilling contractors placed shipyard orders to build additional semi-submersibles and drillships in 2011. We estimate there are approximately 47 ultra-deepwater rigs scheduled for delivery between January 2012 and the end of 2014, 32 of which are not yet contracted to customers. Rigs to be delivered in 2012 and 2013 have already been ordered, and supply of ultra-deepwater units for 2012 and 2013 can be reasonably estimated based on information about the orders placed and the time required to complete construction. Beyond this time frame, the supply is uncertain and any projections have diminished predictive value.

Drilling Rig Demand

Demand for our drillships is a function of the worldwide levels of deepwater exploration and development spending by oil and gas companies, which is influenced by a number of factors. Deepwater and ultra-deepwater projects are generally more expensive and longer lasting than shallow water programs, which reduces the exposure of dayrates and utilization to short-term oil price fluctuations. Expectations about future oil and natural gas prices have historically been a key driver for exploration and development spending. Additionally, the global economic and political climate, access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for drilling equipment, emphasis on deepwater exploration and production versus other areas and advances in drilling technology also affect our customers’ drilling programs.

The market for deepwater drilling services was characterized by uncertainty throughout much of 2010 due in part to the temporary moratorium on offshore drilling in the U.S. Gulf of Mexico and continued concerns about the extent of the global economic recovery. This uncertainty dissipated to some extent in 2011, attributable in part to expanding client demand for ultra-deepwater capable rigs in a number of locations worldwide and in part due to the BOEMRE (now BSEE) resuming the issuance of drilling permits in the U.S. Gulf of Mexico. While the factors that influence ultra-deepwater rig demand are beyond our control and subject to rapid change, making forward forecasting difficult, we note the following, generally positive impacts of these drivers in 2011 that we expect to continue into 2012.

•

Continued favorable oil prices. Brent crude ranged from $94 to $127 and averaged $111 per barrel in 2011, a level at which deepwater projects in development or under consideration by our clients generally provide favorable economic returns. As of March 20, 2012, the forward month price for Brent crude was $125 per barrel.

•

Economic growth in most regions. Despite the impact of sovereign debt concerns in Europe, economic growth surged in many key emerging markets in 2011 while North America saw some GDP growth as well. Increasing economic strength has typically resulted in an increase in the demand for oil.

•

Improved access to quality drilling prospects. The U.S. government resumed issuing drilling permits for U.S. Gulf of Mexico operations in 2011, while Petrobras and the Brazilian government continued to advance with plans for future drilling activity. There were no new major regulatory obstacles announced that would substantially impact drilling in key offshore areas.

•

Exploration success. In 2011, there were major discoveries that could drive considerable future development drilling in Angola, Brazil, the Gulf of Mexico, Mozambique, Southeast Asia, Tanzania and the Mediterranean, among other places.

•

Constrained near-term ultra-deepwater rig availability. The rising dayrates seen throughout 2011 were likely influenced by the dearth of ultra-deepwater rig availability in 2012. As of March 20, 2012, just four ultra-deepwater rigs are listed by industry sources with clear availability at some point in 2012. However, we believe that many of these rigs, especially those coming available in early 2012, are currently in advanced negotiations and are no longer available to the wider market.

•

Increased emphasis on deepwater areas by major international and national oil companies. International and national oil companies increased their deepwater exploration and production activities in 2011, in part due to the relative scarcity of large, new onshore discoveries, as well as the discovery of numerous large ultra-deepwater fields. Furthermore, the reservoirs discovered by ultra-deepwater rigs operating over the last decade are in many cases now reaching development stage, resulting in increased asset intensity and rig demand from operators.

•

Advances in drilling technology. Advances in drilling technology in recent years have enabled international and national oil companies to access reservoirs in deeper water and drill more efficiently than was previously possible.

Supply and Demand Balance

These factors resulted in a tight supply-demand balance for ultra-deepwater rigs in 2011, with rising dayrates and near 100% utilization. Furthermore, the ultra-deepwater segment continued to demonstrate asset bifurcation in 2011, with utilization levels and dayrates for newer high-specification rigs continuing to separate from those of older rigs. While we believe that these trends will continue to benefit us and that the demand for ultra-deepwater rigs will continue to meet or exceed supply, our markets may be adversely affected by industry conditions that are beyond our control. For more information on this and other risks to our business and our industry See Item  3, “Risk Factors—Risks Related to Our Business.”

E. OFF BALANCE SHEET ARRANGEMENTS

Currently, we do not have any off-balance sheet arrangements.

F. CONTRACTUAL OBLIGATIONS

The table below sets forth our contractual obligations as of December 31, 2011:

	Obligations Due in Period
Contractual Obligation	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands)
Long-term debt(a)	$218,750	$437,500	$1,018,750	$—	$1,675,000
Interest on long-term debt(b)	87,492	136,098	42,625	—	266,215
Operating leases	889	1,329	241	—	2,459
Purchase obligations(c)	31,266	—	—	—	31,266
Ultra-deepwater drillships(d)	173,950	695,800	—	—	869,750
Long-term payable(e)	—	4,002	—	—	4,002

Total contractual obligations	$512,347	$1,274,729	$1,061,616	$—	$2,848,692

(a)	Includes current maturities of long-term debt. In preparing the scheduled maturities of our debt, we assume the debt holders will exercise their options to accelerate the maturity date to October 31, 2015. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness.”
(b)

Interest payments are based on our existing outstanding borrowings. It is assumed there is not a refinancing of existing long-term debt and there are no prepayments. Interest has been calculated using the fixed interest rate swap rate of 1.83% for the Bora Term Loan, 1.87% for the Scirocco Term Loan, 1.60% for the Mistral

Term Loan and 2.39% for the Santa Ana Term Loan plus an estimated applicable margin for each of the Term Loans of 4.0% to the estimated effective date of the first drilling contract and 3.5% thereafter. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness.”
(c)	Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.
(d)	Amounts for ultra-deepwater drillships include amounts due under construction contracts.
(e)	The long-term payable is due to the customer for reimbursements of certain capital equipment upon the termination of the Pacific Bora contract with Chevron. For purposes of the contractual obligations table, we assume the contract will terminate after its initial three-year period.

Some of the figures included in the table above are based on estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the tables because the estimates and assumptions are subjective.

G. SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Items 5E and 5F. See “Forward Looking Statements” in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Senior Management

We rely on the senior management of our principal operating subsidiaries to manage our business. Our senior management team is responsible for the day-to-day management of our operations. Members of our senior management are appointed from time to time by vote of the Board of Directors and hold office until a successor is elected and qualified. The current members of our senior management are:

Name	Age	Position
Christian J. Beckett	43	Chief Executive Officer
Robert F. MacChesney	54	Chief Operating Officer
William J. Restrepo	52	Chief Financial Officer
Cees Van Diemen	58	Senior Vice President of Operations
Kinga E. Doris	42	Vice President, General Counsel and Secretary
Paul T. Reese	42	Vice President, Controller

Christian J. Beckett. Mr. Beckett has served as our Chief Executive Officer since April 2008 and as a member of our Board of Directors since March 11, 2011. Mr. Beckett has over 20 years experience in the energy industry. Prior to joining us, he led the Strategic Business Development and Planning group at Transocean Ltd. from 2004 to 2008. Mr. Beckett served at McKinsey & Company, Inc. from 2001 to 2004, where he provided strategic and operating advice to global energy companies and governments, and from 1990 to 2001 at Schlumberger Limited in a series of international management roles with increasing responsibilities. Mr. Beckett holds a Bachelor of Science in Exploration Geophysics from University College London and a Masters of Business Administration from Rice University.

Robert F. MacChesney. Mr. MacChesney has served as our Chief Operations Officer since September 2008. Mr. MacChesney has over 30 years experience in the drilling industry. Prior to joining us, he served at Transocean from 2000 to 2008 and at Schlumberger Limited, and offshore drilling subsidiary Sedco Forex

Limited, from 1979 to 2000. During his tenure with Transocean Ltd. and Schlumberger Limited, he held a variety of positions in Operations Management and Marketing, including Country Manager in Malaysia, India, Brazil and the United Kingdom, Region Manager in the Middle East and India and Corporate Director, Deepwater Marketing. Mr. MacChesney holds a Bachelor of Science in Engineering from Southampton University in the United Kingdom.

William J. Restrepo. Mr. Restrepo has served as our Chief Financial Officer since February 2011. Mr. Restrepo was the Chief Financial Officer for Smith International, Inc. from October 2009 until the date of its merger with Schlumberger Limited on August 27, 2010. From 2005 to 2009, Mr. Restrepo was the Chief Financial Officer for Seitel, Inc., a leading provider of seismic data for the North American oil and gas industry. From 1985 to 2005, Mr. Restrepo held financial and operational positions at Schlumberger Limited, including Regional General Manager for Continental Europe and for the Arabian Gulf, Corporate Treasurer, and Vice President of Finance for the pressure pumping and directional drilling business units, with international posts in Europe, South America and the Middle East. In September 2008, Mr. Restrepo was appointed to the board of directors of Probe, Inc., a manufacturer of wireline logging equipment and currently serves as the Chairman of its Finance and Audit Committee. Mr. Restrepo holds a Bachelor of Arts in Economics from Cornell University, a Bachelor of Science in Civil Engineering from the University of Miami and a Masters of Business Administration from Cornell University.

Cees Van Diemen. Mr. Van Diemen has served as our Vice President of Operations since February 2009. Mr. Van Diemen has 35 years experience in the mobile offshore drilling industry and extensive experience in deepwater drilling from the early days of 600 feet water depth activity in 1977 to recent operations in 9,200 feet water depth. Prior to joining us, he served at Noble Drilling Corporation, and its predecessor Neddrill, as Vice President & Division Manager Brazil from 2005 to October 2008 and Vice President & Division Manager Mobiles Europe from 2000 to 2005. Mr. Van Diemen’s career started offshore in the traditional drill positions from Floorman to Offshore Installation Manager, before taking on increasing responsibility in onshore management roles from rig manager in West Africa, the Mediterranean and the North Sea, to district manager in the North Sea and Vice President & Division Manager in Europe and more recently in Brazil. Mr. Van Diemen holds a Bachelor of Science in Automotive Engineering from the University of Apeldoorn in the Netherlands.

Kinga E. Doris. Ms. Doris has served as our Vice President, General Counsel and Secretary since September 2010. Ms. Doris has 15 years of experience advising global energy companies and is a frequent speaker on FCPA and anti-corruption issues. Prior to joining us, she served as Chief Counsel for Pride International Inc. from 2006 to 2010, where she was responsible for legal affairs of the global operations and strategic planning groups. From 1999 to 2006, Ms. Doris served as Associate General Counsel of Core Laboratories N.V. Prior to joining Core Laboratories, Ms. Doris was an attorney in the Houston offices of Akin Gump Strauss Hauer & Feld LLP and LeBoeuf, Lamb, Greene, and MacRae LLP. Ms. Doris holds a Bachelor of Arts and a Juris Doctorate from Texas Tech University.

Paul T. Reese. Mr. Reese has served as our Vice President, Controller since October 2008. Mr. Reese has been a finance professional in the oilfield services and E&P space for over 15 years. Prior to joining Pacific Drilling, he was Controller for the global Exploration and Development divisions at BHP Billiton Petroleum. From 1995 to 2007, Mr. Reese served in various financial management roles at Transocean, including Finance Director for the North and South America Business Unit, Assistant Vice-President for Audit and Advisory Services and Finance Manager for the Asia & Australia and South America Regions, with international posts in Asia and Central and South America. Prior to joining Transocean, Mr. Reese was an auditor in the Houston offices of Arthur Andersen LLP. Mr. Reese holds a Bachelor of Arts in Economics and Managerial Studies and a Masters of Accounting from Rice University.

Board of Directors

In accordance with Luxembourg law, our Board of Directors is responsible for administering our affairs and for ensuring that our operations are organized in a satisfactory manner.

Our Articles provide that our Board of Directors shall have no fewer than three members. The minimum number of directors that may sit on our Board of Directors may be changed by an amendment of the Articles approved by resolution passed at an extraordinary general meeting of our shareholders. Pursuant to the Articles, the directors will be elected by a general meeting of the shareholders. Resolutions adopted at a general meeting of shareholders determine the number of directors comprising our Board of Directors, the remuneration of the members of our Board of Directors and the term of each director’s mandate. Directors may not be appointed for a term of more than six years but are eligible for re-election at the end of their term. Directors may be removed at any time, with or without cause, by a resolution adopted at a general meeting of shareholders. If the office of a director becomes vacant, the other members of our Board of Directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

The current members of our Board of Directors are as follows:

Name	Age	Title
Ron Moskovitz	49	Chairman
Christian J. Beckett	43	Executive Director, Chief Executive Officer
Laurence N. Charney	64	Director
Jeremy Asher	53	Director
Paul Wolff	64	Director
Cyril Ducau	33	Director
Sarit Sagiv	43	Director

Ron Moskovitz. Mr. Moskovitz was appointed as a director of the Company in March 2011. Mr. Moskovitz is the Chief Executive Officer of Quantum Pacific Advisory Limited, a member of the Quantum Pacific Group, and serves as a board member of Israel Corp., Israel’s largest holding company with its core holdings focused on industries that meet basic human, industrial and economic needs (e.g., fertilizers and specialty chemicals, energy, shipping and transportation), which may be considered an affiliate of the Idan Ofer family. From July 2002 until November 2007, Mr. Moskovitz served as Senior Vice President and Chief Financial Officer of Amdocs Limited. From 1998 until July 2002, he served as Vice President of Finance at Amdocs, and between 1994 and 1998 he held various senior financial positions at Tower Semiconductor Ltd. Mr. Moskovitz is a CPA in Israel and holds a BA in Accounting and Economics from Haifa University and an MBA from Tel Aviv University.

Laurence N. Charney. Mr. Charney was appointed as a director of the Company in April 2011. Mr. Charney retired from Ernst & Young LLP (“Ernst & Young”) in June 2007, where, over the course of his more than 35-year career, he served as Partner, Practice Leader and Senior Advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, real estate, high-tech/software, media/entertainment, and non-profit sectors. His most recent affiliations have included board tenures with Marvel Entertainment, Inc., Pure BioFuels, Inc., Mrs. Fields Original Cookies and UJA Federation of New York. He was appointed to the board of Iconix Brand Group, Inc. in February 2011. Mr. Charney is a graduate of Hofstra University with a Bachelors Degree in Business Administration (Accounting), and he also completed an Executive Masters program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and New York State Society of Certified Public Accountants.

Jeremy Asher. Mr. Asher was appointed as a director of the Company in April 2011. Mr. Asher is currently Chairman of Agile Energy Limited, a privately held energy investment company; Chairman of Tower Resources plc, an oil & gas exploration company; a director of Better Place BV, a company promoting and enabling the mass deployment of electric cars; and an advisor to Oil Refineries Limited, an independent refiner and petrochemicals producer. Until 2010, he also served as a director of Gulf Keystone Petroleum Ltd., another oil and gas exploration company; and until 2008 he served as a director of Process Systems Enterprise Limited, a developer of process simulation software. Between 2001 and the present, Mr. Asher has also served as a director and financial investor in various other enterprises. From 1998 until 2001, Mr. Asher served as the Chief Executive Officer of PA Consulting Group, where he oversaw PA’s globalization and growth from 2,500 to nearly 4,000 employees, and negotiated and managed the integration of PA’s acquisition of Hagler Bailly, Inc. Between 1990 and 1997 he acquired, developed and sold the 275,000 bbl/d Beta oil refinery at Wilhelmshaven in Germany. Prior to that, in the late 1980’s, Mr. Asher ran the global oil products trading business of what is now Glencore AG and, prior to that, spent several years as a consultant at what is now Oliver Wyman. Mr. Asher is a graduate of the London School of Economics and holds an MBA from Harvard Business School. He is also a member of the London Business School’s Global Advisory Council and serves as a member of the Engineering Advisory Board of Imperial Innovations plc, the commercial arm of Imperial College.

Paul Wolff. Mr. Wolff was appointed as a director of the Company in April 2011. Since 2006, Mr. Wolff has served as an independent director and private investor in different financial and industrial companies. From 1971 to 2006, he worked in the banking sector in which he held various responsibilities in corporate and private banking. He served as a Managing Director of Mees Pierson, headed the Trust Business and was Head of Private Banking and Asset Management. Mr. Wolff has a degree in Commercial Engineering from University of Louvain, a Masters of Business Administration from INSEAD Fountainebleau, and Advanced Management Program from Harvard.

Cyril Ducau. Mr. Ducau was appointed as a director of the Company in April 2011. Mr. Ducau is Head of Business Development of Quantum Pacific Advisory Limited, part of the Quantum Pacific Group, a position he has held since June 2008. Prior to joining Quantum Pacific Advisory Limited, Mr. Ducau was Vice President in the investment banking division of Morgan Stanley & Co. International Ltd. in London and during his tenure there from 2000 to 2008, he held various positions in the Capital Markets, Leveraged Finance and Mergers and Acquisitions teams and worked on the execution of more than 50 financial transactions for European corporations. Prior to that, Mr. Ducau gained experience in consultancy working for Arthur D. Little in Munich and investment management with Credit Agricole UI Private Equity in Paris. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a MSc in business administration and a Diplom Kaufmann.

Sarit Sagiv. Ms. Sagiv was appointed as a director of the Company in April 2011. Ms. Sagiv recently joined Quantum Pacific Advisory Limited, part of the Quantum Pacific Group. Prior to joining Quantum Pacific Group, from September 2007 until September 2010, Ms. Sagiv served as Vice President Finance of Amdocs Limited, and from December 2006 until September 2007, she served as Finance Director of a business division of Amdocs Limited. Ms. Sagiv also held senior financial positions in public global high-tech companies including Chief Financial Officer of Orad Hi-Tec Systems Ltd., and Chief Financial Officer of Cimatron Ltd. She also served as Corporate Controller of Makhteshim-Agan Industries Ltd. Ms. Sagiv holds a Bachelor in Accounting and Economics, a Masters in Business Administration from Tel Aviv University and a MA degree in law from Bar Ilan University. She is also a Certified Public Accountant in Israel.

B. COMPENSATION

Senior Management

Members of our senior management receive compensation for the services they provide. The aggregate cash compensation paid to all members of senior management as a group was approximately $4.6 million for the fiscal year ended December 31, 2011. In addition, under the Pacific Drilling S.A. 2011 Omnibus Incentive Plan (the “2011 Plan,” as described in more detail under “Equity Compensation Plans” below), the Company granted in 2011 an aggregate of 988,601 options to purchase its common shares to members of our senior management team at an exercise price of $10 per share, with an expiration date of March 31, 2021.

The cash compensation for each member of senior management is principally comprised of base salary and bonus. The compensation that we pay to our senior management is evaluated on an annual basis considering the following primary factors: individual performance during the prior year, market rates and movements and the individual’s anticipated contribution to us and our growth. Members of our senior management team are also eligible to participate in our retirement savings plans, described below under “Benefit Plans and Programs.” In addition, members of our senior management are eligible to participate in welfare benefit programs made available to our U.S. workforce generally, including medical, dental, life insurance and disability benefits. We believe that the compensation awarded to our senior management is consistent with that of our peers and similarly situated companies in the industry in which we operate.

Directors

Since their appointment to the Board in 2011, we have paid an aggregate of approximately $0.1 million in directors’ fees to the independent members of the Board of Directors. In addition, Messrs. Asher, Charney, and Wolff each received an award of 4,000 restricted stock units under our equity compensation plan. We have also paid an aggregate of approximately $0.1 million in directors’ fees to the non-independent members of the Board of Directors affiliated with Quantum Pacific Group. We pay these directors’ fees directly to Quantum Pacific Group. Members of our Board of Directors who are also our employees or employees of our subsidiaries do not receive any additional compensation for their service on our Board of Directors. We believe that our director fee structure is customary and reasonable for companies of our kind and consistent with that of our peers and similarly situated companies in the industry in which we operate. These fees may be increased from time to time by a resolution of the general meeting of shareholders.

Equity Compensation Plans

Our Predecessor adopted the Pacific Drilling Limited 2009 Omnibus Stock Incentive Plan in 2009 (the “2009 Plan”). The 2009 Plan provided for the granting of stock options, stock appreciation rights, restricted shares, restricted share units and other equity-based or equity-related awards to directors, officers, employees and consultants. The Compensation Committee of the Board of Directors of our Predecessor approved participants and, subject to the terms and conditions of the 2009 Plan, determined the terms and conditions of awards under the 2009 Plan.

On March 31, 2011, we concurrently (i) adopted the 2011 Plan, (ii) terminated the 2009 Plan and (iii) substituted all outstanding awards (the “Substitution”) under the 2009 Plan with new awards of options to purchase common shares under the 2011 Plan, which is described below. The Substitution took into account the fair market value of the common shares at the time of the Substitution. No new awards will be granted under the 2009 Plan.

The 2011 Plan is similar to the 2009 Plan and provides for the granting of stock options, stock appreciation rights, restricted shares, restricted share units and other equity-based or equity-related awards to directors, officers, employees and consultants. Subject to adjustment as provided, 7.2 million common shares of Pacific Drilling S.A. are reserved and authorized for issuance pursuant to the terms of the 2011 Plan. The Compensation Committee of our Board of Directors approves participants and, subject to the terms and conditions of the 2011 Plan, determines the terms and conditions of awards under the 2011 Plan.

On March 31, 2011, we granted new stock options under the 2011 Plan to members of our senior management and other key employees. Under the 2011 Plan, a total of 2,801,311 options have been granted through the Substitution and new grants, of which 1,998,660 were granted to members of senior management. The exercise price of the new stock options and those granted in the Substitution was $10.00 per share, the purchase price under the 2011 Private Placement. The grants expire on March 31, 2021.

We also have granted awards of 12,000 restricted stock units under the 2011 Plan to certain members of our Board of Directors in November 2011. These restricted stock units will be settled in shares of our stock and will vest over a period of four years.

Benefit Plans and Programs

Pacific Drilling sponsors a defined contribution retirement plan covering substantially all U.S. employees (the “U.S. Savings Plan”) and an international savings plan (the “International Savings Plan”). Under the U.S. Savings Plan, the Company matches 100% of employee contributions (limited to $16,500 or, for employees age 50 or over, $22,000) up to 6% of eligible compensation per participant. Under the International Savings Plan, we contribute 6% of base income (limited to $15,000 per participant). During the years ended December 31, 2011, 2010 and 2009, our total employer contributions to both plans amounted to $2.8 million, $0.5 million and $0.1 million, respectively.

We have established an annual Bonus Plan for key employees whose decisions, activities and performance have a significant impact on business results. Target bonus levels are determined on an individual basis and take into account individual performance, competitive pay practices and external market conditions. Achievement of bonus payment is based on the achievement of the company financial target and individual goals.

C. BOARD PRACTICES

See Item 10, “Memorandum and Articles of Association—Appointment and Removal of Directors” for a detailed description regarding the appointment and removal of our Board of Directors.

On March 8, 2012, we held an extraordinary general meeting of our shareholders to re-appoint Mr. Beckett and Mr. Moskovitz, whose current terms were set to expire on March 11, 2012, as directors for a term running through the Annual General Meeting of the Company in 2013 and to re-appoint Cyril Ducau, Sarit Sagiv, Laurence N. Charney, Jeremy Asher and Paul Wolff, whose current terms are due to expire on April 5, 2012, as directors for a term running through the Annual General Meeting of the Company in 2013.

There are no service contracts between us and any of our directors providing for benefits upon termination of their service.

Committees of the Board of Directors

Our Board of Directors has an Audit Committee and a Compensation Committee, and may have such other committees as the Board of Directors shall determine from time to time. Each of the standing committees of our Board of Directors has the composition and responsibilities described below.

Audit Committee

The members of our Audit Committee are Messrs. Asher, Charney and Wolff, each of whom our Board of Directors has determined is financially literate. Mr. Charney is the Chairman of the Audit Committee. Our Board of Directors has determined that each of the members of our Audit Committee is “independent” under the standards of the NYSE and SEC regulations. In addition, our Board of Directors has determined that Mr. Charney is the Audit Committee financial expert.

The Audit Committee’s primary responsibilities are to assist the Board of Directors’ oversight of: our accounting practices; the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, selection, independence and performance of our registered public accounting firm (the “independent auditor”); and the internal audit function. We have adopted an Audit Committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE or market standards.

Compensation Committee

The members of our Compensation Committee are Messrs. Asher, Charney and Moskovitz. Mr. Asher is the Chairman of our Compensation Committee. The purpose of this committee is to oversee the discharge of the responsibilities of our Board of Directors relating to compensation of our executive officers. Our Compensation

Committee also administers our incentive compensation and benefit plans. We have adopted a Compensation Committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE or market standards.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has been at any time an employee of ours. None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our Board of Directors or Compensation Committee. No member of our Board of Directors is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Corporate Governance

Our Board of Directors is empowered to take any action necessary or desirable in view of carrying out our corporate objective, except for the powers specifically allocated to the general meeting of shareholders by law and/or by the Articles.

The Articles provide that our day-to-day management and the power to represent us in such matters may be delegated to one or more directors, officers or other agents. The day-to-day management has been delegated to our Chief Executive Officer, Christian J. Beckett, and Ron Moskovitz, the Chairman of our Board of Directors, each of whom are authorized to represent us individually in this regard. However, certain matters may not be delegated by our Board of Directors, including approval of our accounts, approval of our annual budget, approval of our policies and approval of recommendations made by any committee of our Board of Directors.

The Articles further provide that we are bound towards third parties in all matters by the joint signature of a majority of our Board of Directors. In addition, we are also bound towards third parties by the joint or single signature of any person to whom special signatory powers have been delegated pursuant to the Articles.

All decisions to be taken by our Board of Directors are subject to a quorum and vote of a majority of the directors. A Chairman of the Board is elected from the members of the Board. The Chairman has a casting vote in the event of a tie vote. Our Chairman of the Board is Ron Moskovitz, who was appointed for an initial one-year term that ended on March 12, 2012 and was re-elected for a subsequent term expiring at the Annual Meeting of Shareholders in 2013 at a special meeting of shareholders held at the Company’s principal executive offices in Luxembourg on March 8, 2012.

The Board must make all decisions in our best interests and each director must notify the Board of any possible conflicts between his/her personal interests and ours. A director must refrain from participating in any deliberation or decision involving such a conflict. A special report on the relevant conflict of interest transaction will be submitted to the shareholders at the next general meeting before any vote on the matter.

As a foreign private issuer we are exempt from certain requirements of the NYSE that are applicable to U.S. listed companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies on the NYSE, see Item 16G or visit the corporate governance section of our website at www.pacificdrilling.com.

D. EMPLOYEES

Employees

As of December 31, 2011, we and our subsidiaries had a total of 676 employees and 206 subcontractors. These employees consisted of:

•	26 employees and subcontractors in construction management;

•	718 employees and subcontractors in engineering and operations; and

•	138 employees and subcontractors in finance, strategy and business development, sales and marketing and other administrative functions.

As of December 31, 2011, approximately 101 of our employees were located in the United States, 212 were located in Korea, 375 were located in Nigeria and 189 located in Brazil. The remainder of our employees were in various other locations around the world.

As of December 31, 2010, we and our subsidiaries had a total of 276 employees and 160 subcontractors. These employees consisted of:

•	88 employees and subcontractors in construction management;

•	279 employees and subcontractors in engineering and operations; and

•	69 employees and subcontractors in finance, strategy and business development, sales and marketing and other administrative functions.

As of December 31, 2010, approximately 75 of our employees and subcontractors were located in the United States and 357 were located in Korea. The remainder of our employees and subcontractors were in various other locations around the world.

As of December 31, 2009, we and our subsidiaries had a total of 29 employees and 57 subcontractors. These employees consisted of:

•	57 employees and subcontractors in construction management;

•	7 employees and subcontractors in engineering and operations; and

•	22 employees and subcontractors in finance, strategy and business development, sales and marketing and other administrative functions.

As of December 31, 2009, 63 of our employees and subcontractors were located in Korea, 17 in the United States, 1 was located in Brazil and 5 were located in Singapore.

During 2009, we expanded management and personnel in operations, finance, human resources, information technology and other corporate departments needed to market the vessels and conduct operations.

During 2010, we continued to expand management and personnel in operations, finance, human resources, information technology and other corporate departments needed to market the vessels and conduct operations, as well as recruited and trained staff, including rig personnel, for the Pacific Bora.

During 2011, we substantially completed the manning of the Pacific Bora and the Pacific Scirocco crews and continued manning of the Pacific Mistral and the Pacific Santa Ana.

We believe that our relations with employees are good. The employees of one of our manpower providers in Nigeria are currently represented by unions and covered by a collective bargaining agreement. Our employees in Brazil are currently represented by unions and covered by a collective bargaining agreement.

E. SHARE OWNERSHIP

The table below shows the number of common shares beneficially owned and the percentage owned of our outstanding common shares for our directors, officers and key employees as of March 20, 2012, and the percentage held of the total common shares in issue. Also shown are their interests in share options awarded to them under the Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (the “2011 Stock Plan”). See Item 6, “Compensation—Equity Compensation Plans” for a description of the 2011 Stock Plan.

Beneficial Interest in Common Shares
Director or Key Employee	Number of shares	Percentage
Christian J. Beckett	*	*
Robert F. MacChesney	*	*
William J. Restrepo	*	*
Cees Van Diemen	*	*
Kinga E. Doris	*	*
Paul T. Reese	*	*
Ron Moskovitz	—	—
Laurence N. Charney	—	—
Jeremy Asher	—	—
Paul Wolff	—	—
Cyril Ducau	—	—
Sarit Sagiv	—	—
All officers and directors as a group (1)	*	*

*	Owns less than 1% based on the total number of outstanding common shares as of March 20, 2012.
(1)	Includes 335,827 of options held by our senior management that are exercisable as of March 20, 2012.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information as of March 20, 2012 for each shareholder whom we know to beneficially own more than five percent of our outstanding common shares:

	Common Shares Held
Identity of Person or Group	Number of Shares	Percentage
Quantum Pacific (Gibraltar) Limited(1)(2)	150,000,000	69.2%

(1)	Quantum Pacific (Gibraltar) Limited is a Gibraltar company and wholly owned subsidiary of Quantum Pacific International Limited, the indirect ultimate owner of which is a trust in which Idan Ofer and certain members of his family are the primary beneficiaries. The address of Quantum Pacific (Gibraltar) Limited is 57/63 Line Wall Road, Gibraltar.
(2)	Quantum Pacific (Gibraltar) Limited has pledged a total of 65,070,000 shares of common stock held by it as security for a margin loan.

Prior to our issuance of 60,000,000 common shares to private investors in the 2011 Private Placement, Quantum Pacific Group owned 100% of our common shares. Immediately after completion of the 2011 Private Placement, Quantum Pacific Group owned approximately 71.4% of our common shares. Following the completion of our initial public offering and the exercise of the underwriter over-allotment option, Quantum Pacific Group owned approximately 69.2% of our common shares. Our major shareholders do not have different voting rights than our other shareholders.

Quantum Pacific (Gibraltar) Limited has entered into a margin loan arrangement with a financial institution pursuant to which it has pledged 65,070,000 shares as collateral. In the event of a decline in the value of our shares, a margin call may be triggered. Quantum Pacific (Gibraltar) Limited’s failure to promptly meet any margin calls or default under these financing arrangements could result in the sale or other disposition of some or all of the pledged shares, which could result in one or more persons other than Quantum Pacific (Gibraltar) Limited acquiring a significant voting interest in the Company.

In December 2011, the Company issued all 7,200,000 common shares reserved for issuance under our Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (“Reserve Option Shares”) to one of its wholly owned subsidiaries. These Reserve Option Shares are treated as issued but not outstanding and are held internally for purposes of administering our Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan. The Reserve Option Shares will be issued when and if the respective option holders submit a valid and proper exercise of their legally vested options. Prior to issuance to any such option holders, the Reserve Option Shares do not have voting rights and do not participate in the earnings of the Company.

As of March 20, 2012, we had only one shareholder of record in the United States, CEDE & CO (nominee of the Depository Trust Company) in whose name all shareholdings in the United States are recorded. This single shareholder of record in the United States represented approximately 28.6% of the total outstanding common shares. The number of beneficial owners of our common shares in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

B. RELATED PARTY TRANSACTIONS

Prior to the Restructuring, we received cumulative fundings of approximately $1.8 billion in the form of a related party loan from Winter Finance, a subsidiary of the Quantum Pacific Group, none of which is currently outstanding. Effective January 1, 2009, Winter Finance and our Predecessor executed an intercompany revolving loan agreement with a maximum commitment not to exceed $1 billion in principal borrowings (the “Intercompany Loan Agreement”), and at such time all outstanding amounts borrowed from Winter Finance were converted into outstanding borrowings under the Intercompany Loan Agreement bearing interest at 6% per annum. Effective May 1, 2010, Winter Finance and our Predecessor amended the Intercompany Loan Agreement to increase the maximum amount of borrowings to $1.5 billion. In November 2010, we repaid $69.4 million of the outstanding balance on the related-party loans. On November 29, 2010, Winter Finance assigned $655 million of the loan receivable under the Intercompany Loan Agreement to Quantum Pacific International Limited, its parent and the sole parent of our Predecessor at such time. The $655.0 million receivable was then contributed by Quantum Pacific International Limited to our Predecessor, as an additional capital contribution for the common shares held by it as sole shareholder of our Predecessor. On December 31, 2010, Winter Finance assigned all then-outstanding principal and accrued interest under the Intercompany Loan Agreement, in the amount of approximately $892.6 million, to Quantum Pacific International Limited. The approximately $892.6 million receivable was then cancelled by Quantum Pacific International Limited in exchange for the issuance of 1,115,761 common shares in our Predecessor. From January 1, 2011 to March 23, 2011, the company received additional funds of $142.2 million under the Intercompany Loan Agreement. On March 23, 2011, Winter Finance assigned the receivable for all outstanding principal and accrued interest under the Intercompany Loan Agreement, in the amount of approximately $142.8 million, to Quantum Pacific International Limited. The $142.8 million receivable was then contributed by Quantum Pacific International Limited, as an additional capital contribution for the common shares held by it as sole shareholder of our Predecessor. The Intercompany Loan Agreement was terminated following such conversion and there is currently no intercompany loans between us and Winter Finance. During 2011, 2010 and 2009, we capitalized interest expense of $0.6 million, $60.1 million and $39.0 million, respectively, on the related-party loan as a cost of property and equipment. We do not expect related-party loans to be a source of funding our operations and working capital needs going forward.

During and prior to 2009, we entered into promissory note agreements with TPDI and Transocean to fund TPDI. The promissory notes accrued interest at LIBOR plus 2% per annum. As of December 31, 2011 and 2010, the note receivables balances outstanding was $0 and $139.9 million, respectively. During 2011, 2010 and 2009, we recorded interest income on the promissory notes of $0.5 million, $2.0 million and $2.1 million. As of

December 31, 2011 and 2010, the accrued interest receivable on these promissory notes was $0 and $5.5 million, respectively. For more information on the promissory note agreements, see our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

We executed a noncancelable operating lease in September 2009 for office space in Singapore for a period of 28 months with Tanker Pacific Management (Singapore) PTE Ltd. (“Tanker Pacific”), which may be considered an affiliated company. During 2011, 2010 and 2009, rent expense under this lease was $0.3 million, $0.3 million and $0.2 million, respectively. We also had an agreement with Tanker Pacific for the use of the services of certain Tanker Pacific employees on an ad hoc basis. During 2011, 2010 and 2009, expenses for the services of Tanker Pacific employees used by us under this arrangement were $0.3 million, $0.5 million and $1.1 million, respectively.

On March 30, 2011, we transferred our equity interest in TPDI, including promissory notes, to a subsidiary of the Quantum Pacific Group. We did not receive any consideration for the transfer. In connection with the TPDI Transfer, we entered into a management agreement pursuant to which we provide day-to-day oversight and management services with respect to the Quantum Pacific Group’s equity interest in TPDI for a fee of $4,000 per drillship per day, or $8,000 per day. Unless terminated earlier in accordance with its terms, the management agreement will remain in full force and effect in perpetuity. The management agreement may be terminated by the Quantum Pacific Group if (i) we commit any breach of our material obligations under the management agreement, (ii) TPDI is dissolved or (iii) the Quantum Pacific Group sells, transfers or otherwise disposes of all of its interest in TPDI. The management agreement may be terminated by us if (i) the Quantum Pacific Group fails to pay amounts due to us or (ii) the Quantum Pacific Group commits any breach of its material obligations under the management agreement. During 2011, 2010 and 2009, management fee income of $2.2 million, $0 and $0, respectively, was recorded in other income (expense) within our consolidated statements of operations. As of December 31, 2011, $0.7 million due from Quantum Pacific Group is included in accounts receivable within our consolidated balance sheets.

The joint venture agreements relating to TPDI provide Quantum Pacific Group with a put option that allows it to exchange its 50% interest in TPDI for shares of Transocean Ltd. or cash at a purchase price based on an appraisal of the fair value of the two vessels owned by TPDI, subject to various customary adjustments. In conjunction with the TPDI Transfer and a related amendment to the Original Project Facilities Agreement, a subsidiary of the Quantum Pacific Group guaranteed to the lenders that any proceeds from the exercise of the put option relating to the equity interest in TPDI will be used to prepay or secure the Project Facilities Agreement. In consideration for this guarantee, we agreed to pay the Quantum Pacific Group a fee of 0.25% per annum on the outstanding borrowings on the Project Facilities Agreement. During the years ended December 31, 2011, 2010 and 2009, guarantee fees of $1.9 million, $0 and $0, respectively, were incurred of which $1.5 million, $0 and $0, respectively, were recorded to property and equipment as capitalized interest costs. As of December 31, 2011 and 2010, $0.8 million and $0 due to Quantum Pacific Group is included in accrued interest payable. The Quantum Pacific Group is currently negotiating for the release of this guarantee and we expect that such guarantee will be released during the second quarter of 2012. On February 29, 2012, the Quantum Pacific Group irrevocably exercised the put option. The purchase price is subject to negotiation and, failing agreement, will be determined based on an appraisal of the fair value of the two TPDI drillships after taking into account outstanding Joint Venture indebtedness (as defined in the put option agreement).

We have marketing and logistic services agreements with Derotech, a Company which may be considered an affiliate due to the nature of our relationship with Derotech described at Item 4, “Organizational Structure— Joint Venture, Agency and Sponsorship Relationships.” During 2011, 2010 and 2009, we incurred fees of $3.1 million, $0.2 million and $0, respectively, under the marketing and logistic services agreements.

In connection with the Pacific Bora and Pacific Santa Ana contracts with Chevron, the Quantum Pacific Group has guaranteed, subject to certain excuses from guarantee, prompt and proper performance by us of all obligations under the drilling contract. The Quantum Pacific Group guarantee to Chevron includes any payments due to Chevron, indemnification with respect to certain intellectual property, satisfaction of any patent infringement judgment and a provision to substitute a drilling unit if one is available on substantially similar terms and the Pacific Santa Ana or the Pacific Bora is rendered unavailable.

On November 16, 2011, we entered into a registration rights agreement with regard to the 150,000,000 common shares currently owned by our controlling shareholder and affiliate, Quantum Pacific Group, as well as any shares that Quantum Pacific Group purchases in the future.

In February 2012, the Quantum Pacific Group purchased $40 million of the Senior Unsecured Bonds issued as part of our 2012 Bond Offering. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness—8.25% Senior Unsecured Bonds” for a description of the 2012 Bond Offering.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18, “Financial Statements” within this annual report.

Legal Proceedings

It is to be expected that we and our subsidiaries will be routinely involved in litigation and disputes arising in the ordinary course of our business. We do not believe that ultimate liability, if any, resulting from any such pending litigation will have a material adverse effect on our financial condition or results of operations. As of the date hereof, we are not involved in any such legal proceedings.

Dividend Policy

We have not paid a dividend on our common shares, cash or otherwise, and we do not intend to do so in the immediate future. Additionally, our Project Facilities Agreement restricts the entities that own the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana from distributing cash to us until January 2014, which may restrict our ability to make dividends to our shareholders. Under terms of our 2012 Bond Offering, we are restricted from paying dividends exceeding 50% of consolidated net income for the preceding fiscal year. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” for a more detailed description of the terms of our Project Facilities Agreement and 2012 Bond Offering.

The payment of future dividends, if any, will be determined by us in light of conditions then existing, including our earnings, financial condition, capital requirements, restrictions in existing and future financing agreements, business conditions and other factors. Pursuant to our Articles, the Board of Directors has the power to distribute interim dividends in accordance with applicable Luxembourg law. Dividends may be lawfully declared and paid if our net profits and distributable reserves are sufficient under Luxembourg law. Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution.

We intend to make a dividend to holders of our common shares as soon as we determine it is prudent to do so, taking into account capital expenditures, targeted growth and performance metrics, and restrictions imposed under our 2012 Bond Offering and on cash distributions to us by certain of our subsidiaries under the terms of our Project Facilities Agreement and any additional debt financing we enter into in connection with the construction of the Pacific Khamsin, the Pacific Sharav, our seventh drillship and any additional drillships we may construct or acquire.

B. SIGNIFICANT CHANGES

On February 6, 2012, the Pacific Mistral entered service in Brazil under a three-year contract with a subsidiary of Petrobras.

In February 2012, the company recognized an additional $23.7 million in loss of hire insurance recovery related to the Pacific Scirocco.

In February 2012, we completed a private placement of $300 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due in 2015 to eligible purchasers. The bonds bear interest at 8.25% per annum, payable semiannually on February 23 and August 23 of each year and mature on February 23, 2015. We expect to use the net proceeds from the bonds for company growth, working capital and general corporate requirements.

In March 2012, we exercised our option and entered into an agreement with SHI for the construction of our seventh drillship, which we expect to be delivered in the second quarter of 2014.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Shares of our common stock have traded on the Norwegian OTC List since April 5, 2011 under the symbol “PDSA.” Shares of our common stock commenced trading on the NYSE on November 11, 2011 under the symbol “PACD.” The NYSE listing is intended to be the Company’s primary listing and the Norwegian OTC listing is intended to be the Company’s secondary listing.

On March 20, 2012, the closing price of our common shares on the NYSE was $10.79 per share and on the Norwegian OTC was 60.00 NOK per share.

The following table sets forth the monthly high and low intraday sale prices for our common shares as reported on the NYSE and Norwegian OTC List since the day our common shares commenced trading:

	Price Per Common Share
	NYSE		NOTC
Fiscal Year Ended December 31, 2011	High (US$)	Low (US$)	High (NOK)	Low (NOK)
December	9.62	8.25	52.50	47.00
November(1)	8.89	7.69	49.50	47.00
October			51.00	45.00
September			53.00	46.50
August			47.00	35.00
July			48.00	44.50
June			50.00	42.00
May			50.50	45.85
April(2)			60.00	9.70

(1)	November 11, 2011–November 30, 2011 for NYSE
(2)	April 5, 2011–April 29, 2011 for NOTC

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our common shares currently trade on the NYSE and the Norwegian OTC under the symbol “PACD” and “PDSA,” respectively.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our Amended and Restated Articles of Association were filed as Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-177774), which was filed with the Securities and Exchange Commission on November 7, 2011, and are hereby incorporated by reference into this Annual Report.

Description of Share Capital

The following is a summary of our share capital and the rights of the holders of our common shares that are material to an investment in our common shares. These rights are set forth in our Articles or are provided by applicable Luxembourg law, and these rights may differ from those typically provided to shareholders of U.S. companies under the corporation laws of the various states of the United States. This summary does not contain all information that may be important to you.

Our share capital is comprised of common shares. As of March 20, 2012, an aggregate of 216,900,000 common shares, accounting par value $0.01 and without nominal value, were issued and outstanding. Each of our outstanding common shares entitles its holder to one vote at any general meeting of shareholders.

Quantum Pacific (Gibraltar) Limited has entered into a margin loan arrangement with a financial institution pursuant to which it has pledged 65,070,000 shares as collateral. In the event of a decline in the value of our shares, a margin call may be triggered. Quantum Pacific (Gibraltar) Limited’s failure to promptly meet any margin calls or default under these financing arrangements could result in the sale or other disposition of some or all of the pledged shares, which could result in one or more persons other than Quantum Pacific (Gibraltar) Limited acquiring a significant voting interest in the Company.

To our knowledge, as of March 20, 2012, there are no additional shareholders’ arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of us in favor of a third person other than the current controlling shareholder, an entity controlled by the Quantum Pacific Group.

Our common shares are governed by Luxembourg law and our Articles. More information concerning shareholders’ rights can be found in the Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time, and our Articles.

General

We are a Luxembourg société anonyme (a joint stock corporation). Our legal name is “Pacific Drilling S.A.” We were incorporated on March 11, 2011.

Pacific Drilling S.A. is registered with the Luxembourg Registry of Trade and Companies under the number B159658. Our registered office is located at 37, rue d’Anvers, L-1130 Luxembourg, Grand Duchy of Luxembourg.

Our corporate object, as stated in Article 3 (Corporate object) of our Articles, is the following: The Company’s object is the acquisition of participations, in Luxembourg or abroad, in any company or enterprise in any form whatsoever, and the management of those participations. The Company may in particular acquire, by subscription, purchase and exchange or in any other manner, any stock, shares and other participation securities, bonds, debentures, certificates of deposit and other debt instruments and, more generally, any securities and financial instruments issued by any public or private entity. It may participate in the creation, development, management and control of any company or enterprise. Further, it may invest in the acquisition and management of a portfolio of patents or other intellectual property rights of any nature or origin.

Under our Articles, we may borrow in any form. We may issue notes, bonds and any kind of debt and equity securities. We may lend funds, including, without limitation, the proceeds of any borrowings, to our subsidiaries, affiliated companies and any other companies. We may also give guarantees and pledge, transfer, encumber or otherwise create and grant security over some or all of our assets to guarantee our own obligations and those of any other company, and, generally, for our own benefit and that of any other company or person. We may not, however, carry out any regulated financial sector activities without having obtained the requisite authorization.

We may use techniques, legal means and instruments to manage our investment efficiently and to protect ourselves against credit risks, currency exchange exposure, interest rate risks and other risks.

We may carry out any commercial, financial or industrial operation and any transaction with respect to real estate or movable property, which directly or indirectly, favors or relates to our corporate object.

Share Capital

As of March 20, 2012, our issued share capital amounts to $2,241,000, represented by 224,100,000 common shares and 216,900,000 common shares issued and outstanding, par value $0.01 and without nominal value. We are authorized to issue $50,000,000 of share capital (such amount including the currently issued share capital of $2,241,000) and are authorized to issue up to 5,000,000,000 common shares, having an accounting par value of $0.01 and without nominal value (such number of shares including the 224,100,000 shares already issued), out of such authorized share capital.

Under Article 5 of our Articles, our share capital was set on incorporation at $50,000, represented by 50,000 shares in registered form without nominal value. On March 30, 2011, the sole shareholder, Quantum Pacific (Gibraltar) Limited, held a general meeting to approve amending the Company’s Articles to authorize the Board of Directors, for a period of five years, to issue up to $50,000,000 of share capital (inclusive of current share capital of the Company). On March 30, 2011, our Board of Directors resolved to split the outstanding 50,000 common shares into 5,000,000 common shares, without nominal value. These common shares are held by Quantum Pacific (Gibraltar) Limited. In addition, on March 30, 2011, our Board of Directors resolved for Quantum Pacific (Gibraltar) Limited to become the indirect sole shareholder of all issued common shares of our Predecessor in exchange for the issuance of 145,000,000 of our common shares. As of March 31, 2011, our common shares consisted of 150,000,000 issued and outstanding common shares, having an accounting par value $0.01, all of which are held by an entity controlled by Quantum Pacific (Gibraltar) Limited. In connection with the 2011 Private Placement, we issued 60,000,000 common shares to international and U.S. investors for gross proceeds of $600 million. Following completion of the 2011 Private Placement, our share capital consisted of 210,000,000 common shares issued and outstanding.

In November 2011, the Company completed an initial public offering of 6,000,000 common shares. In December 2011, the underwriters purchased an additional 900,000 common shares pursuant to the full exercise of an over-allotment option. The initial public offering resulted in net proceeds of approximately $50.3 million. In December 2011, the Company also issued 7,200,000 common shares to one of our wholly-owned subsidiaries, which represents 3.3% of our outstanding common shares. These common shares are held in treasury for purposes of administering our Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan.

As of December 31, 2011, the Company’s share capital consisted of 5,000,000,000 common shares authorized and 216,900,000 common shares issued and outstanding of which approximately 69.2% is held by Quantum Pacific (Gibraltar) Limited.

Form and Transfer of Shares

Our shares are issued in registered form only and are freely transferable, subject to any restrictions that may be provided for in our Articles or in any agreement entered into between shareholders. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our shares.

Issuance of Shares

Pursuant to Luxembourg law, the issuance of our common shares requires the approval by the general meeting of shareholders at the quorum and vote requirements provided for the amendment of our Articles. The general meeting of shareholders may, however, approve an authorized unissued share capital and authorize the board of directors to issue shares up to the maximum amount of such authorized unissued share capital for a maximum period of five years from the date of publication in the Luxembourg official gazette of the minutes of the relevant general meeting. The general meeting may amend, renew or extend such authorized share capital and authorization to the board of directors to issue shares.

Pursuant to Article 5.3 of our Articles, our Board of Directors is authorized, for a period of five years from the publication of our incorporation deed on March 11, 2011, to increase the current share capital once or more up to $50,000,000 by the issue of new shares having the same rights as the existing shares, or without any such issue. Accordingly, our Board of Directors may issue up to 4,775,900,000 common shares until March 11, 2016 against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as our Board of Directors or its delegates may in its or their discretion resolve while waiving, suppressing or limiting any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.

Under Luxembourg law, our Board of Directors, or a duly appointed representative of our Board of Directors, is required to go before a Luxembourg notary within one month following an increase of our share capital by our Board of Directors to record the share capital increase by notarial deed.

Under Luxembourg law, shareholders in a société anonyme have a preferential right to subscribe for shares issued on the occasion of a share capital increase, where such shares are to be subscribed for in cash. Article 5.3 of our Articles limits this right in relation to our shareholders by granting our Board of Directors authorization to increase the current share capital by the issue of new shares having the same rights as the common shares, and to limit or withdraw the shareholders’ preferential subscription rights on such increase. This authorization is valid for a period of five years from the publication of our incorporation deed on March 11, 2011; however, such authorization may be renewed by a resolution passed at an extraordinary general meeting of the shareholders. The general meeting of shareholders also has the power to limit or withdraw the shareholders’ preferential subscription rights under certain circumstances as set forth under Luxembourg law.

Our Articles provide that no fractional shares may be issued.

Our common shares have no conversion rights, and there are no redemption or sinking fund provisions applicable to our common shares.

We cannot subscribe for our own shares.

Capital Reduction

Our Articles provide that the issued share capital may be reduced, subject to the approval by the general meeting of shareholders and the quorum and vote requirements provided for the amendment of our Articles.

General Meeting of Shareholders

In accordance with Luxembourg law and our Articles, any regularly constituted general meeting of shareholders represents the entire body of shareholders of the Company. The general meeting has full power to adopt and ratify all acts and operations which are consistent with our corporate object.

The annual general meeting of shareholders is held at 10:00 a.m. (Luxembourg time) on the second Monday of May of each year in Luxembourg. If that day is a legal or banking holiday, the meeting will be held on the immediately following business day. Other general meetings of shareholders may be convened at any time.

Each of our common shares entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of our Articles. Each share entitles the holder to one vote at a general meeting of shareholders. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders.

Luxembourg law provides that our Board of Directors is obligated to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so require in writing with an indication of the agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to our registered office at least five days before the holding of the general meeting of shareholders.

Voting Rights

Each common share entitles the holder thereof to one vote at a general meeting of shareholders.

Luxembourg law distinguishes between “ordinary” general meetings of shareholders and “extraordinary” general meetings of shareholders.

Extraordinary general meetings of shareholders are convened to resolve in particular upon an amendment to our Articles and certain other limited matters described below and are subject to the quorum and vote requirements described below. All other general meetings of shareholders are ordinary general meetings of shareholders.

Ordinary General Meetings of Shareholders. At an ordinary general meeting of shareholders there is no quorum requirement, and resolutions are adopted by a simple majority of the votes validly cast, irrespective of the number of shares present or represented. Abstentions are not considered “votes.”

Extraordinary General Meetings of Shareholders. An extraordinary general meeting of shareholders convened for the purpose of (a) an increase or decrease of the authorized or issued share capital, (b) a limitation or exclusion of preemptive rights, (c) approving a legal merger or de-merger of the Company, (d) dissolution of the Company or (e) except as described immediately below, an amendment of our Articles must have a quorum of at least 50% of our issued share capital, except in limited circumstances provided for by Luxembourg law. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened, pursuant to appropriate notification procedures, at a later date with no quorum requirement applying.

Irrespective of whether the proposed actions described in the preceding paragraph will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, such actions are subject to the approval of at least two-thirds of the votes validly cast at such extraordinary general meeting of shareholders (except in limited circumstances provided for by Luxembourg law). Abstentions are not considered “votes.”

Appointment and Removal of Directors. Members of our Board of Directors may be elected by simple majority of the votes validly cast at any general meeting of shareholders. Under our Articles, all directors can be elected for a period of up to six years with such possible extension as provided therein, provided that currently each director is serving a one-year term set to expire in April 2013, as the case may be. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. If the office of a director becomes vacant, our Articles provide that the other directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

Neither Luxembourg law nor our Articles contain any restrictions as to the voting of our common shares by non-Luxembourg residents.

Amendment to Our Articles of Association

Luxembourg law requires an extraordinary general meeting of shareholders to resolve upon an amendment to our Articles. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the Articles.

An extraordinary general meeting of shareholders convened for the purpose of amending our Articles must have a quorum of at least 50% of our issued share capital. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened at a later date with no quorum according to the appropriate notification procedures. Irrespective of whether the proposed amendment will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is subject to the approval of at least two-thirds of the votes cast at such extraordinary general meeting of shareholders.

Any resolutions to amend our Articles must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and Division

A merger by absorption whereby a Luxembourg company, after its dissolution without liquidation, transfers to another company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved by an extraordinary general meeting of shareholders of the Luxembourg company to be held before a notary. Similarly the de-merger of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders.

Liquidation

In the event of our liquidation, dissolution or winding-up, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata to their respective shareholdings. The decision to voluntarily liquidate, dissolve or wind-up require the approval by an extraordinary general meeting of shareholders to be held before a notary.

No Appraisal Rights

Neither Luxembourg law nor our Articles provide for any appraisal rights of dissenting shareholders.

Distributions

Subject to Luxembourg law, each share is entitled to participate equally in distributions if and when declared by the general meeting of shareholders out of funds legally available for such purposes. Pursuant to our Articles, the general meeting of shareholders may approve distributions and our Board of Directors may declare interim distributions, to the extent permitted by Luxembourg law.

Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution has been declared.

Annual Accounts

Each year our Board of Directors must prepare annual accounts, that is, an inventory of our assets and liabilities, together with a balance sheet and a profit and loss account. Our Board of Directors must also prepare management reports each year on the annual accounts. The annual accounts, the management report and the auditor’s reports must be available for inspection by shareholders at our registered office at least 15 calendar days prior to the date of the annual general meeting of shareholders.

The annual accounts, after approval by the annual general meeting of shareholders, will need to be filed with the Luxembourg registry of trade and companies within seven months of the close of the financial year.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual general meeting of shareholders, including the annual accounts with the list of directors and auditors, the notes to the annual accounts, a list of shareholders whose shares are not fully paid-up, the management reports and the auditor’s report.

The annual accounts, the auditor’s reports and the management reports are sent to registered shareholders at the same time as the convening notice for the annual general meeting of shareholders. In addition, any registered shareholder is entitled to receive a copy of these documents free of charge 15 calendar days prior to the date of the annual general meeting of shareholders upon request.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to our interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company, LLC.

Equity Instruments and Other Arrangements Affecting Equity

Our Predecessor adopted the 2009 Plan, which provided for the granting of stock options, stock appreciation rights, restricted shares, restricted share units and other equity-based or equity-related awards to directors, officers, employees and consultants. On March 31, 2011, we substituted all outstanding awards under the 2009 Plan with new awards of options to purchase common shares under the 2011 Plan. The Substitution took into account the fair market value of the common shares at the time of the Substitution. On March 31, 2011, we also granted new stock options under the 2011 Plan to members of our senior management and other key employees. The exercise price of the new stock options and those granted in the Substitution was $10.00 per share, the purchase price under the 2011 Private Placement. The total number of stock options currently outstanding (which includes new stock options as well as those granted in the Substitution) is 2,788,596. All options expire on the earliest of (i) ten years after the date of grant, (ii) 90 days after the employee ceases to provide services to us or one of our affiliates, or (iii) 6 months following the employee’s death. Concurrent with the Substitution, we terminated the 2009 Plan and no new awards will be made under that plan. Additionally, we have granted awards of 12,000 restricted stock units under the 2011 Plan to members of our Board of Directors. These restricted stock units will be settled in shares of our stock and will vest over a period of four years. See Item 6, “Compensation—Equity Compensation Plans” for additional information regarding the 2009 and 2011 Plans.

C. MATERIAL CONTRACTS

The Company has no material contracts other than those entered in the ordinary course of business and those described in our description of indebtedness. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness.”

D. EXCHANGE CONTROLS

There are no legislative or other legal provisions currently in force in Luxembourg or arising under our Articles of Association that restrict the payment of dividends to holders of Pacific Drilling S.A. shares not resident in Luxembourg, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and European Union sanctions. There are no limitations, either under the laws of Luxembourg or in the Articles of Association, on the right of non Luxembourg nationals to hold or vote Pacific Drilling S.A. shares.

E. TAXATION

Material Luxembourg Tax Considerations for U.S. Holders of Common Shares

The following is a summary discussion of certain Luxembourg tax considerations that may be applicable to U.S. Holders as a result of owning or disposing of our Common Shares. This does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any of our Common Shares, and does not purport to include tax considerations that arise from rules of general application or that are generally assumed to be known to holders. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules.

It is not intended to be, nor should it be construed to be, legal or tax advice. The summary is not exhaustive and we strongly encourage shareholders to consult their own tax advisors as to the Luxembourg tax consequences of the ownership and disposition of our Common Shares. The summary applies only to U.S. shareholders who will own our Common Shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired their Common Shares in the capital of our Common Shares by virtue of an office or employment.

This discussion is based on the laws of the Grand-Duchy of Luxembourg, including the Income Tax Act of December 4, 1967, as amended, the Municipal Business Tax Act of December 1, 1936, as amended and the Net Wealth Tax Act of October 16, 1934, as amended, to which we jointly refer to as the Grand-Duchy of Luxembourg, including the regulations promulgated thereunder, and published judicial decisions and administrative pronouncements, each as in effect on the date of this annual report or with a known future effective date and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). However, there can be no assurance that the Luxembourg tax authorities will not challenge any of the Luxembourg tax considerations described below; in particular, changes in law and/or administrative practice, as well as changes in relevant facts and circumstances, may alter the tax considerations described below. Prospective investors are encouraged to consult their own professional advisors as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

For purposes of this summary, a “U.S. Holder” means any investor in our Common Shares who is a United States resident within the meaning of Article 4 of the double tax treaty of 3 April 1996 concluded between Luxembourg and the United States (the “Treaty”) and entitled to all the benefits of the Treaty pursuant to Article 24 of the Treaty.

Tax Regime Applicable to Realized Capital Gains

U.S. Holders

U.S. Holders will be subject to the following Luxembourg tax treatment in relation to capital gains in the cases described below (among others):

•

An individual who is a U.S. Holder of Common Shares (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which the Common Shares are attributable) will not be subject to Luxembourg taxation on capital gains arising upon disposal of such Common Shares pursuant to Article 14 (5) of the Treaty. A corporate U.S. Holder, which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which our Common Shares are attributable, will be required to recognize capital gains (or losses as the case may be) on the sale of such Common Shares, which will be subject to corporate income tax and municipal business tax. However, gains realized on the sale of the Common Shares may benefit from the exemption provided for by Article 166 of the Luxembourg Income Tax and the Grand-Ducal Decree of December 21, 2001 (as amended on March 31, 2004) provided that at the time of the disposal of the Common Shares (a) the US Holder (acting through its permanent representative or fixed place of business in Luxembourg) of Common Shares holds a stake representing at least 10% of our total share capital or a cost price of at least €6,000,000 and (b) such qualifying shareholding has been held for an uninterrupted period of at least 12 months or the US Holder (acting through its permanent representative or fixed place of business in Luxembourg) undertakes to continue to own such qualifying shareholding until such time as the U.S. Holder (acting through its permanent representative or fixed place of business in Luxembourg) has held our Common Shares for an uninterrupted period of at least 12 months. In certain circumstances, the exemption may not apply in part or in full; for example; the capital gains exemption (for gains arising on an alienation of the Common Shares) does not apply to the amount of previously tax deducted expenses and write-offs related to these Common Shares.

•

A corporate U.S. Holder, which has no permanent establishment in Luxembourg to which the Common Shares are attributable, will not be subject to Luxembourg taxation on capital gains arising upon disposal of such Common Shares pursuant to Article 14 (5) of the Treaty.

Tax Regime Applicable to Distributions

Luxembourg Withholding Tax

A Luxembourg withholding tax of 15% (17.65% if the dividend tax is not charged to the shareholder) is due on dividends and similar distributions to our holders (subject to the exceptions discussed under “—Exemption from Luxembourg Withholding Tax” below). Absent an exception, we will be required to withhold at such rate from distributions to the shareholder and pay such withheld amounts to the Luxembourg tax authorities.

Exemption from Luxembourg Withholding Tax

Dividends and similar distributions paid to U.S. Holders may be exempt from Luxembourg dividend withholding tax if: (1) the U.S. Holder is a qualifying corporate entity holding a stake representing at least 10% of our total share capital or which acquired the Common Shares for at least €1,200,000 (or its equivalent amount in a foreign currency); and (2) the U.S. Holder has either held this qualifying stake in our capital for an uninterrupted period of at least 12 months at the time of the payment of the dividend or undertakes to continue to own such qualifying shareholding until such time as it has held the Common Shares for an uninterrupted period of at least 12 months. The U.S. Holder will be a qualifying corporate entity for the exemption mentioned above if it is fully subject to a tax in the United States that corresponds to Luxembourg corporate income tax.

Under current Luxembourg tax law, payments to shareholders in relation to a reduction of share capital or share premium are not subject to Luxembourg dividend withholding tax if certain conditions are met, including, for example, the condition that we do not have distributable reserves or profits. If we have, at the time of the payment to shareholders with respect to their Common Shares, distributable reserves or profits, a distribution of share capital or share premium will be recharacterized for Luxembourg tax purposes as a distribution of such reserves or earnings subject to withholding tax. Based on the above, if certain conditions are met, it can be expected that a substantial amount of potential future payments to be made by us may not be subject to Luxembourg withholding tax.

Reduction of Luxembourg Withholding Tax

U.S. corporate Holders may claim application of a reduced Luxembourg dividend withholding tax at a rate of 5% under the conditions provided for by Article 10 (2) (a) (i) of the Treaty, i.e., shareholding of at least 10% of the voting stock of the distributing company without minimum holding period in relation to these shares.

Net Wealth Tax

U.S. Holders

Luxembourg net wealth tax will not be levied on a U.S. Holder with respect to the Common Shares unless the Common Shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg, in which case an exemption may apply based on Paragraph 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz),

Registration Tax/Stamp Duty

No registration tax or stamp duty will be payable by a U.S. Holder of Common Shares in Luxembourg solely upon the disposal of Common Shares by sale or exchange.

Estate and Gift Taxes

No estate or inheritance tax is levied on the transfer of Common Shares upon the death of a U.S. Holder of Common Shares in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes, and no gift tax is levied upon a gift of Common Shares if the gift is not passed before a Luxembourg notary or recorded in a deed registered in Luxembourg.

THE LUXEMBOURG TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH PACIFIC DRILLING S.A. SHAREHOLDER IS ENCOURAGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

Material U.S. Federal Income Tax Considerations for Holders of Common Shares

The following is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Common Shares. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations thereunder, judicial authority and administrative interpretations, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. There can be no assurance that the Internal Revenue Service (“IRS”) will take a similar view of such consequences, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Common Shares. This discussion is limited to beneficial owners that hold our Common Shares as “capital assets” (generally, property held for investment).

This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder based on its particular circumstances, and you are encouraged to consult your own independent tax advisor regarding your specific tax situation. For example, the discussion does not address the tax considerations that may be relevant to U.S. Holders in special tax situations, such as:

•	dealers in securities or currencies;

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	tax-exempt organizations;

•	brokers or dealers in securities or currencies and traders in securities that elect to mark to market;

•	certain financial institutions;

•	partnerships or other pass-through entities and holders of interests therein;

•	holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	U.S. expatriates;

•	individual retirement accounts and other tax deferred accounts;

•	holders that acquired our Common Shares in compensatory transactions;

•	holders that hold our Common Shares as part of a hedge, straddle or conversion or other integrated transaction; or

•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power of the Company.

This discussion does not address the alternative minimum tax consequences of holding Common Shares. Moreover, this discussion does not address the state, local or non-U.S. tax consequences of holding our Common Shares, or any aspect of U.S. federal tax law other than U.S. federal income taxation.

You are a “U.S. Holder” if you are a beneficial owner of our Common Shares and you are, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any State thereof, including the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (as defined in the Code) have the authority to control all of its substantial decisions or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

You are a “Non-U.S. Holder” for purposes of this discussion if you are a beneficial owner of our Common Shares that is an individual, corporation, estate or trust that is not a U.S. Holder.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership considering the purchase of our Common Shares is encouraged to consult its own independent tax advisor.

You are encouraged to consult your own independent tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of purchasing, owning and disposing of our Common Shares in your particular circumstances.

U.S. Holders

Passive Foreign Investment Company Rules

A U.S. Holder generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described below if we are, at any time during the U.S. Holder’s holding period with respect to our Common Shares, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

In general, we will be a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is “passive income” or (ii) at least 50% of the average value of all our assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. Based on our operations described herein, all or a substantial portion of our income from offshore contract drilling services should be treated as services income and not as passive income, and thus all or a substantial portion of the assets that we own and operate in connection with the production of that income should not constitute passive assets, for purposes of determining whether we are a PFIC. However, this involves a facts and circumstances analysis and it is possible that the IRS would not agree with this conclusion.

We believe that we will not be a PFIC in the current taxable year and that we will not become a PFIC in any future taxable year. The determination of whether a corporation is a PFIC is made annually and thus may be subject to change. Therefore, we can give you no assurance as to our PFIC status. U.S. Holders are encouraged to consult their own independent tax advisors about the PFIC rules, including the availability of certain elections. The remainder of this discussion assumes that we will not be a PFIC for the current taxable year or for any future taxable year.

Taxation of Dividends

Any distributions made with respect to our Common Shares (including amounts withheld on account of foreign taxes) will, to the extent made from current or accumulated earnings and profits as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. To the extent that any distribution exceeds the amount of our current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Common Shares, and thereafter as capital gain. Such dividends generally would be treated as foreign-source income for U.S. foreign tax credit purposes.

Dividends (including amounts withheld on account of foreign taxes) paid with respect to our Common Shares generally will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder. A non-corporate U.S. Holder would be entitled to the maximum 15% capital gain rate (which is scheduled to increase for taxable years beginning after December 31, 2012) with respect to any dividends paid on our Common Shares only if we are a “qualified foreign corporation.” We will be treated as a qualified foreign corporation if the Common Shares are readily tradable on an established securities market or if we are eligible for the benefits of a comprehensive income tax treaty with the United States. As our Common Shares will be traded on an established securities market we will be a qualified foreign corporation and therefore non-corporate U.S. Holders will be eligible for the preferential tax rate if the holders meet certain holding period and other requirements. This preferential tax rate will not apply to amounts that the U.S. Holder takes into account as “investment income,” which may be offset by investment expense. Dividends on our Common Shares will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, a Luxembourg withholding tax imposed on dividends described above under “—Material Luxembourg Tax Considerations for Holders of Common Shares—Tax regime applicable to distributions—Luxembourg Withholding Tax” generally would be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The rules with respect to foreign tax credits are complex and U.S. Holders are encouraged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Capital Gains

Gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of Common Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds before the deduction of any foreign tax) on the sale, exchange or other taxable disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. The capital gains of a U.S. Holder that is an individual, estate or trust currently would be subject to a reduced rate of U.S. federal income tax if the holder’s holding period for the Common Shares exceeded one year as of the time of the disposition. The deductibility of capital losses is subject to certain limitations. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a Common Share generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a share that is subject to Luxembourg or other foreign income tax imposed on the gain, the U.S. Holder may not be able to benefit from the foreign tax credit for that foreign income tax (i.e., because gain on the disposition would be U.S. source). Alternatively, the U.S. Holder may take a deduction for the foreign income tax if such holder does not take a credit for any foreign income tax during the taxable year.

Recently Enacted Reporting Requirements

Recently enacted legislation requires certain U.S. Holders to report to the IRS information with respect to their investment in certain “foreign financial assets,” including our Common Shares, not held through a custodial account with a U.S. financial institution. Investors who fail to report this required information could become subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this new legislation on their investment in our Common Shares.

Recently Enacted Legislation

For taxable years beginning after December 31, 2012, newly-enacted legislation is scheduled to impose a 3.8% tax on the “net investment income” of certain United States citizens and resident aliens and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes dividends and certain net gain from the disposition of property, less certain deductions.

Prospective holders are encouraged to consult their independent tax advisors with respect to the tax consequences of the new legislation described above.

Non-U.S. Holders

Dividends

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends received on our Common Shares, unless the dividends are effectively connected with the Holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment maintained by the Holder in the United States or unless the holder is subject to backup withholding, as discussed below. Except to the extent otherwise provided under an applicable income tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on dividends that are effectively connected with the Holder’s conduct of a trade or business in the United States. Effectively connected dividends received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate), subject to certain adjustments.

Taxation of Capital Gains

In general, a Non-U.S. Holder of Common Shares will not be subject to U.S. federal income or withholding tax with respect to any gain recognized on a sale, exchange or other taxable disposition of such Common Shares unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is also attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), in which case, the Non-U.S. Holder will generally be subject to regular graduated rates in the same manner as a U.S. Holder, and if the Non-U.S. Holder is a corporation, may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments;

•

the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition and meets certain other requirements, in which case the gain generally will be subject to a flat 30% tax that may be offset by U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States); or

•	the Non-U.S. Holder is subject to backup withholding, as discussed below.

Backup Withholding and Information Reporting

In general, dividends on Common Shares, and the proceeds of a sale, exchange or other disposition of Common Shares for cash, paid within the United States or through certain U.S. related financial intermediaries to a U.S. Holder or a Non-U.S. Holder are subject to information reporting to the IRS and may be subject to backup withholding unless the holder is an exempt recipient, is an exempt foreign person or, in the case of backup withholding, provides an accurate taxpayer identification number and certifies under penalty of perjury that the holder is a United States person and is not subject to backup withholding.

Backup withholding is not an additional tax. Generally, a holder may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a refund claim with the IRS. The amount of any backup withholding withheld from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Holders are encouraged to consult their independent tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedures for obtaining exemptions.

You are encouraged to consult with your own independent tax advisor regarding the application of the United States federal income tax laws to your particular circumstances, as well as any additional tax consequences resulting from an investment in our common shares, including the applicability and effect of the tax laws of any state, local or non-U.S. jurisdiction, including estate, gift and inheritance tax laws.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are required to file annual and special reports and other information with the SEC. You may read and copy any documents filed by the Company at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.

I. SUBSIDIARY INFORMATION

Not applicable.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a public limited liability company incorporated under the laws of Luxembourg, and as a result, it may be difficult for investors to effect service of process within the United States upon us or to enforce both in the United States and outside the United States judgments against us obtained in U.S. courts in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, a majority of our directors are residents of jurisdictions other than the United States, and all or a substantial portion of the assets of those persons are or may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on certain of our directors or to enforce against them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

There is uncertainty as to whether the courts of Luxembourg would (i) enforce judgments of U.S. courts obtained against us predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Luxembourg courts against us predicated upon the federal securities laws of the United States.

We have been advised by our Luxembourg counsel that the United States and Luxembourg are not currently bound by a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards rendered in civil and commercial matters. According to such counsel, an enforceable judgment for the payment of monies rendered by any U.S. federal or state court based on civil liability, whether or not predicated solely upon the U.S. securities laws, would not directly be enforceable in Luxembourg. However, a party who received such favorable judgment in a U.S. court may initiate enforcement proceedings in Luxembourg ( exequatur ) by requesting enforcement of the U.S. judgment by the District Court (Tribunal d’Arrondissement) pursuant to Section 678 of the New Luxembourg Code of Civil Procedure. The District Court will authorize the enforcement in Luxembourg of the U.S. judgment if it is satisfied that all of the following conditions are met:

•	the U.S. judgment is enforceable in the United States;

•

the U.S. court awarding the judgment has jurisdiction to adjudicate the respective matter under applicable U.S. federal or state jurisdictions rules, and that jurisdiction is recognized by Luxembourg private international and local law;

•	the U.S. court has applied to the dispute the substantive law which would have been applied by Luxembourg courts;

•	the principles of natural justice have been complied with;

•	the U.S. judgment does not contravene international public policy or order as understood under the laws of Luxembourg or has been given in proceedings of a criminal nature;

•	the U.S. court has acted in accordance with its own procedural laws; and

•	the U.S. judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense.

In practice, Luxembourg courts now tend not to review the merits of a foreign judgment, although there is no clear statutory prohibition of such review.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We have entered, and in the future may enter, into derivative financial instrument transactions to manage or reduce market risk, but we do not enter into derivative financial instrument transactions for speculative or trading purposes.

Interest Rate Risk. We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. As of December 31, 2011, our net exposure to floating interest rate fluctuations on our outstanding debt was $94.4 million, compared with $0 as of December 31, 2010, based on our total net interest bearing debt of $1,675.0 million less the $1,580.6 million notional principal of our floating to fixed interest rate swaps. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $1.0 million on an annual basis as of December 31, 2011, as compared to $0 in 2010. Please read Item 5, “Liquidity and Capital Resources—Derivative Instruments and Hedging Activities.”

Foreign Currency Exchange Rate Risk. We use the U.S. Dollar as our functional currency because the substantial majority of our revenues and expenses are denominated in U.S. Dollars. Accordingly, our reporting currency is also U.S. Dollars. However, there is a risk that currency fluctuations could have an adverse effect on us as we do earn revenue and incur expenses in other currencies. We utilize the payment structure of customer contracts to selectively reduce our exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. Due to various factors, including customer acceptance, local banking laws, other statutory requirements, local currency convertibility and the impact of inflation on local costs, actual local currency needs may vary from those anticipated in the customer contracts, resulting in partial exposure to foreign exchange risk. Fluctuations in foreign currencies have not had a material impact on our overall operating results or financial condition.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITORY SHARES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The effective date of the registration statement (Commission File Number 333-177774) for our initial public offering of our common shares was November 10, 2011. The offering commenced on November 7, 2011 and terminated after the sale of all the securities registered in the offering. The managing underwriters of the offering were Morgan Stanley and Deutsche Bank Securities.

We registered and sold 6,900,000 of our common shares in the offering, including shares issued pursuant to the exercise of the underwriters’ over-allotment option, at an aggregate offering price of $56.9 million ($8.25 per share). We incurred estimated expenses, including underwriting discounts and commissions, of $6.6 million in connection with the offering. None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning ten percent or more of any class of our equity securities or any of our affiliates. The net proceeds that we received as a result of the offering were approximately $50.3 million and were raised for general corporate purposes. None of the use of proceeds consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning ten percent or more of any class of our equity securities, or any of our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

In accordance with Exchange Act Rules 13a-15 and 15d-15, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report have been designed and are effective at the reasonable assurance level so that the information required to be disclosed by us in our periodic SEC filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, regulations and forms and have been accumulated and communicated to our management, including executive and financial officers, as appropriate, to allow timely decisions regarding required disclosures.

(b) Management’s Annual Report on Internal Controls over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. Under the rules of the SEC, management’s first assessment regarding internal control over financial reporting will be included in its annual report on Form 20-F for the year ended December 31, 2012.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d) Changes in Internal Control over Financial Reporting

Not applicable.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Mr. Charney, Chairman of the Audit Committee, is an independent Director and is the Audit Committee Financial Expert. See Item 6, “Directors and Senior Management” for a description of Mr. Charney’s listing of relevant experience.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics applicable to our employees, directors and officers that meets the standards of the NYSE. In addition, our Board of Directors has adopted a Financial Code of Ethics for our Chief Executive Officer, Chief Financial Officer, Controller and other senior financial officers. Any changes to, or waiver from, the Financial Code of Ethics will be made only by the Board of Directors, or a committee thereof, and appropriate disclosure will be made promptly in accordance with the rules and regulations of the SEC and the NYSE.

We have posted a copy of our Financial Code of Ethics on our website at www.pacificdrilling.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG LLP, an independent registered accounting firm and our principal external auditors, for the periods indicated.

	Years ended December 31,
	2011	2010
	(In thousands)
Audit fees(a)	$1,375	$260
Audit-related fees(b)	—	—
Tax fees(c)	—	8
All other fees(d)	—	77

Total	$1,375	$345

(a)	Audit fees represent professional services rendered for the audit of our annual consolidated financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.
(b)	Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our consolidated financial statements, which have not been reported under audit fees above.
(c)	Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
(d)	All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee’s primary responsibilities are to assist the Board of Directors’ oversight of: our accounting practices; the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, selection, independence and performance of our independent auditor; and the internal audit function. The Audit Committee has adopted in its charter a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors.

Under the policy, the Audit Committee pre-approves all audit services to be provided to the Company, whether provided by the principal auditor or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditor; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable rules and regulations. All services provided by the principal external auditor for the years ended December 31, 2011 and 2010 were approved by the Audit Committee pursuant to the pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements than a domestic issuer. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Our non-management directors have regularly held executive sessions without management.

Nominating/Corporate Governance Committee. The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Luxembourg law and our Articles, we do not currently have a nominating or corporate governance committee.

In addition, we have a shareholder that controls a majority of our outstanding common shares. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (3) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Historical Consolidated Financial Statements

Pacific Drilling S.A. was formed as a Luxembourg corporation under the form of a société anonyme to act as an indirect holding company for our Predecessor. In connection with the Restructuring, our Predecessor was contributed to a wholly owned subsidiary of the Company by the Quantum Pacific Group. The Company did not engage in any business or other activities prior to the Restructuring except in connection with its formation and the Restructuring. The Restructuring was limited to entities that were all under the control of the Quantum Pacific Group and its affiliates, and, as such, the Restructuring was accounted for as a transaction between entities under common control. As a result, the consolidated financial statements of Pacific Drilling S.A. are presented using the historical values of the Predecessor’s financial statements on a combined basis prior to the Restructuring. However, the issued share capital of Pacific Drilling S.A. is retrospectively reflected for all periods to reflect the 150,000,000 common shares held by the Quantum Pacific Group at the completion of the Restructuring. The financial information relating to the Company and its subsidiaries have been prepared in accordance with GAAP and are in U.S. dollars.

Historical Parent-Only Financial Statements

Pacific Drilling S.A. is the parent-company of subsidiaries owning the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana, which act as Borrowers under the Project Facilities Agreement. Surplus cash held by these subsidiaries is restricted by the Project Facilities Agreement from transfer by intercompany loans and/or dividend payments to us. Rule 5-04 of Regulation S-X requires separate parent-only financial statements to be presented in Schedule I, “Condensed financial information of registrant,” when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. Since the restricted net assets of the Borrowers exceeds 25 percent of Pacific Drilling S.A.’s consolidated net assets, this annual report also includes parent-only financial statements for Pacific Drilling S.A. pursuant to the requirements of Rule 5-04 of Regulation S-X. The financial statements of Pacific Drilling S.A. as of December 31, 2011 and for the period from March 11, 2011 (inception) to December 31, 2011, including the applicable notes thereto, have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars.

Pro Forma Financial Statements

In 2007, our Predecessor entered into various agreements with Transocean and its subsidiaries, which culminated in the formation of TPDI, which was owned 50% by our Predecessor and 50% by a subsidiary of Transocean. On March 30, 2011, in connection with the Restructuring, our Predecessor assigned its equity interest in TPDI to another subsidiary of the Quantum Pacific Group for no consideration. As a result, neither the Company nor any of its subsidiaries currently owns any interest in TPDI and, beginning in the second quarter of 2011, the results of operations of TPDI are no longer included in the financial results of the Company.

Pro forma financial information included in this annual report gives effect to the TPDI Transfer as if it had occurred as of January 1, 2011 for purposes of the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2011. However, the pro forma financial information may not reflect what our actual results of operations would have been if the TPDI Transfer had been completed as of such dates and if we operated on that basis during such periods.

TPDI Financial Statements

The Company determined that Transocean was the primary beneficiary of TPDI for accounting purposes, and, as a result, accounted for TPDI as an equity method investment in our consolidated financial statements. Rule 3-09 of Regulation S-X requires separate financial statements of 50% or less owned persons accounted for under the equity method by the registrant if either the income or the investment test in Rule 1-02(w) of Regulation S-X exceeds 20%. The Company’s equity income in TPDI exceeded the 20% threshold in 2009, 2010 and 2011 based on the income test. Since TPDI was significant to the Company under the income test, this annual report also includes audited financial statements for TPDI pursuant to the requirements of Rule 3-09 of Regulation S-X. The audited financial statements of TPDI as of March 31, 2011 and December 31, 2010 and for the three months ended March 31, 2011 and the years ended December 31, 2010 and 2009, including the applicable notes thereto, have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars.

The following financial statements listed below are filed as part of this annual report on Form 20-F:

Pacific Drilling S.A.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Articles of Association of Pacific Drilling S.A. (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1, File No. 333-177774).

1.2	Form of Amended and Restated Articles of Association of Pacific Drilling S.A. (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1, File No. 333-177774).

2(a)(1)*	Registration Rights Agreement between Pacific Drilling S.A. and Quantum Pacific (Gibraltar) Limited, dated November 16, 2011.

2(b)(1)*	Bond Agreement, dated February 23, 2012, between Pacific Drilling S.A. and Norsk Tillitsmann ASA

4.1	Amendment and Restatement Agreement in Respect of the Project Facilities Agreement and the Intercreditor Agreement, dated March 30, 2011, among Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd. and Pacific Santa Ana Ltd., as Borrowers, Pacific Drilling Limited, as Guarantor, and the arrangers, lenders and agents named therein (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1, File No. 333-177774).

4.2	Agreement for Standby Letter of Credit, dated as of July 7, 2011, between Pacific Drilling (Gibraltar) Limited and Citibank, N.A. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1, File No. 333-177774).

4.3	Guaranty, dated as of July 7, 2011, by Quantum Pacific International Limited, as guarantor, in favor of Citigroup Inc. and each subsidiary or affiliate thereof (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1, File No. 333-177774).

4.4	Pledge Agreement, dated as of June 27, 2011, between Pacific Drilling (Gibraltar) Limited, as pledgor, and Citibank, N.A. (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1, File No. 333-177774).

4.5	Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1, File No. 333-177774).

4.6*	Agreement for Standby Letter of Credit, dated as of November 29, 2011, between Pacific Drilling (Gibraltar) Limited and Citibank, N.A.

4.7*	Guaranty, dated as of November 29, 2011, by Pacific Drilling S.A., as guarantor, in favor of Citigroup Inc. and each subsidiary or affiliate thereof

4.8*	Pledge Agreement, dated as of November 29, 2011, between Pacific Drilling (Gibraltar) Limited, as pledgor, and Citibank, N.A., as amended by that letter agreement dated as of December 9, 2011.

4.9*	Letter of Credit Reimbursement Agreement, dated as of December 6, 2011, between Pacific International West Africa Limited and Standard Chartered Bank.

4.10*	Assignment of Cash Collateral Account, dated as of December 6, 2011, between Pacific Drilling (Gibraltar) Limited and Standard Chartered Bank.

8.1*	Subsidiaries of Pacific Drilling S.A.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1*	Certificate of Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

13.2*	Certificate of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

Exhibit Number	Description

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.
**	XBRL Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PACIFIC DRILLING S.A.

By:	/s/ CHRISTIAN J. BECKETT
Name:	Christian J. Beckett
Title:	Chief Executive Officer

Date:     March 27, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Pacific Drilling S.A.:

We have audited the accompanying consolidated balance sheets of Pacific Drilling S.A. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited Schedule I—Condensed Financial Information of Pacific Drilling S.A. (Parent Only) (Schedule I). These consolidated financial statements and Schedule I are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and Schedule I based on our audits. We did not audit the financial statements of Transocean Pacific Drilling Inc. (TPDI—a 50% owned unconsolidated investee company). The Company’s investment in TPDI at December 31, 2011 and 2010 was $0 and $46,832,000, respectively, and its equity in earnings of TPDI was $18,955,000, $56,307,000, and $4,291,000 for the years ended December 31, 2011, 2010, and 2009, respectively. The financial statements of TPDI were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TPDI, is based solely on the report of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Drilling S.A. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related Schedule I, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/KPMG LLP

Houston, Texas

March 27, 2012

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except share and per share information)

	Years Ended December 31,
	2011	2010	2009
Revenues
Contract drilling	$65,431	$—	$—

Costs and expenses
Contract drilling	(32,142)	—	—
General and administrative expenses	(52,614)	(19,715)	(8,824)
Depreciation expense	(11,619)	(395)	(134)

	(96,375)	(20,110)	(8,958)
Loss of hire insurance recovery	18,500	—	—

Operating loss	(12,444)	(20,110)	(8,958)

Other income (expense)
Equity in earnings of Joint Venture	18,955	56,307	4,291
Interest income from Joint Venture	495	1,973	2,141
Interest expense	(10,384)	(858)	—
Other income (expense)	3,675	(62)	274

Income (loss) before income taxes	297	37,250	(2,252)
Income tax (expense) benefit	(3,200)	49	(31)

Net (loss) income	$(2,903)	$37,299	$(2,283)

(Loss) earnings per common share, basic and diluted (Note 18)	$(0.01)	$0.25	$(0.02)

Weighted average number of common shares, basic and diluted (Note 18)	195,447,944	150,000,000	150,000,000

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Years Ended December 31,
	2011	2010	2009
Net (loss) income	$(2,903)	$37,299	$(2,283)
Other comprehensive income (loss):
Unrecognized gain (loss) on Joint Venture derivative instruments	720	(28,990)	(2,384)
Reclassification adjustment for loss on Joint Venture derivative instruments realized in net income	2,996	11,540	6,376

	3,716	(17,450)	3,992

Unrecognized loss on derivative instruments	(62,086)	—	—
Reclassification adjustment for loss on derivative instruments realized in net income	1,802	—	—

	(60,284)	—	—

Total other comprehensive (loss) income	(56,568)	(17,450)	3,992

Total comprehensive (loss) income	$(59,471)	$19,849	$1,709

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	December 31,
	2011	2010
Assets:
Cash and cash equivalents	$107,278	$40,307
Restricted cash	168,681	6,987
Accounts receivable	62,578	17,527
Accrued interest on promissory notes from Joint Venture	—	5,487
Materials and supplies	42,986	7,955
Deferred financing costs	15,124	12,056
Current portion of deferred mobilization costs	54,523	—
Prepaid expenses and other current assets	10,376	3,878

Total current assets	461,546	94,197

Property and equipment, net	3,436,010	1,893,425
Investment in Joint Venture	—	46,832
Notes receivable from Joint Venture	—	139,882
Restricted cash	208,287	54,695
Deferred financing costs	32,386	42,891
Other assets	46,060	27

Total assets	$4,184,289	$2,271,949

Liabilities and shareholders’ equity:
Accounts payable	$26,845	$6,772
Accrued expenses	39,095	9,424
Current portion of long-term debt	218,750	50,000
Accrued interest payable	12,099	12,510
Derivative liabilities, current	20,466	—
Current portion of deferred revenue	28,829	1,009

Total current liabilities	346,084	79,715

Long-term debt, net of current maturities	1,456,250	400,000
Deferred revenue	73,110	11,946
Other long-term liabilities	34,772	5,081

Total long-term liabilities	1,564,132	417,027

Commitments and contingencies (Note 13)
Shareholders’ equity:
Common shares, $0.01 and $0.001 par value, 5,000,000,000 and 2,000,000 shares authorized, 224,100,000 and 1,920,761 shares issued, 216,900,000 and 1,920,761 shares outstanding as of December 31, 2011 and 2010, respectively	2,169	2
Additional paid-in capital	2,344,226	1,697,608
Accumulated other comprehensive loss	(60,284)	(13,458)
(Accumulated deficit) retained earnings	(12,038)	91,055

Total shareholders’ equity	2,274,073	1,775,207

Total liabilities and shareholders’ equity	$4,184,289	$2,271,949

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

(in thousands, except share amounts)

	Common shares		Treasury	Additional paid- in capital	Accumlated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total equity
	Shares	Amount	Shares
Balance at December 31, 2008	500	$—	—	$150,000	$—	$56,040	$206,040
Common shares dividend	804,500	1	—	—	—	(1)	—
Other comprehensive income	—	—	—	—	3,992	—	3,992
Net loss	—	—	—	—	—	(2,283)	(2,283)

Balance at December 31, 2009	805,000	1	—	150,000	3,992	53,756	207,749

Contribution from shareholder	—	—	—	655,000	—	—	655,000
Issuance of shares upon conversion of related-party loan	1,115,761	1	—	892,608	—	—	892,609
Other comprehensive loss	—	—	—	—	(17,450)	—	(17,450)
Net income	—	—	—	—	—	37,299	37,299

Balance at December 31, 2010	1,920,761	2	—	1,697,608	(13,458)	91,055	1,775,207

Restructuring share issuance, net	148,079,239	1,498	—	(1,498)	—	—	—
Issuance of common shares, net	66,900,000	669	—	625,147	—	—	625,816
Issuance of common shares to treasury	—	—	7,200,000	—	—	—	—
Contribution from shareholder	—	—	—	142,759	—	—	142,759
Other comprehensive income from Joint Venture	—	—	—	—	3,716	—	3,716
Net income prior to Joint Venture interest assignment	—	—	—	—	—	9,135	9,135
Joint Venture interests assigned to shareholder	—	—	—	(124,920)	9,742	(100,190)	(215,368)
Share-based compensation liability modification	—	—	—	2,290	—	—	2,290
Share-based compensation	—	—	—	2,840	—	—	2,840
Other comprehensive loss	—	—	—	—	(60,284)	—	(60,284)
Net loss subsequent to Joint Venture interest assignment	—	—	—	—	—	(12,038)	(12,038)

Balance at December 31, 2011	216,900,000	$2,169	7,200,000	$2,344,226	$(60,284)	$(12,038)	$2,274,073

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2011	2010	2009
Cash flow from operating activities:
Net (loss) income	$(2,903)	$37,299	$(2,283)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest income from Joint Venture	(495)	(1,973)	(2,141)
Depreciation expense	11,619	395	134
Equity in earnings of Joint Venture	(18,955)	(56,307)	(4,291)
Amortization of deferred revenue	(8,566)	—	—
Amortization of deferred mobilization costs	4,288	—	—
Amortization of deferred financing costs	1,067	—	—
Deferred income taxes	(3,169)	(371)	—
Share-based compensation expense	4,471	65	594
Changes in operating assets and liabilities:
Accounts receivable	(45,051)	(17,527)	—
Materials and supplies	(35,031)	(7,955)	—
Prepaid expenses and other assets	(108,593)	(2,972)	(102)
Accounts payable and accrued expenses	39,437	6,252	824
Deferred revenue	97,550	12,955	—

Net cash used in operating activities	(64,331)	(30,139)	(7,265)

Cash flow from investing activities:
Capital expenditures	(1,539,630)	(883,853)	(146,082)
Contributions to Joint Venture	—	—	(37,249)
Increase in restricted cash	(315,286)	(60,967)	(715)

Net cash used in investing activities	(1,854,916)	(944,820)	(184,046)

Cash flow from financing activities:
Proceeds from issuance of common shares, net	625,816	—	—
Proceeds from long-term debt	1,275,000	450,000	—
Payments on long-term debt	(50,000)	—	—
Deferred financing costs	(6,803)	(57,995)	—
Proceeds from related-party loan	142,205	685,280	198,645
Payments on related-party loan	—	(69,444)	—

Net cash provided by financing activities	1,986,218	1,007,841	198,645

Increase in cash and cash equivalents	66,971	32,882	7,334
Cash and cash equivalents, beginning of period	40,307	7,425	91

Cash and cash equivalents, end of period	$107,278	$40,307	$7,425

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1—Nature of Business

Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling company committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification drillships. Our primary business is to contract our ultra-deepwater rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our customers. As of December 31, 2011, we directly owned six ultra-deepwater drillships, of which two were operating under contract, two were mobilizing and two were under construction.

Pacific Drilling S.A. was formed on March 30, 2011, as a Luxembourg corporation under the form of a société anonyme to act as an indirect holding company for its predecessor, Pacific Drilling Limited (our “Predecessor”), a company organized under the laws of Liberia, and its subsidiaries in connection with a corporate reorganization, referred to as the “Restructuring.” In connection with the Restructuring, our Predecessor was contributed to a wholly owned subsidiary of the Company by a subsidiary of Quantum Pacific International Limited, a British Virgin Islands company and parent company of an investment holdings group (the “Quantum Pacific Group”). The Company did not engage in any business or other activities prior to the Restructuring except in connection with its formation and the Restructuring.

In 2007, our Predecessor entered into various agreements with Transocean Ltd. (“Transocean”) and its subsidiaries, which culminated in the formation of a joint venture company, Transocean Pacific Drilling Inc. (“TPDI” or the “Joint Venture”), which was owned 50% by our Predecessor and 50% by a subsidiary of Transocean. On March 30, 2011, in connection with the Restructuring, our Predecessor assigned its equity interest in TPDI to another subsidiary of the Quantum Pacific Group, which is referred to as the “TPDI Transfer,” to enable the Company to focus on the operation and marketing of the Company’s wholly-owned fleet. As a result, neither the Company nor any of its subsidiaries owns any interest in TPDI as of December 31, 2011.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation—The consolidated financial statements include the accounts of Pacific Drilling S.A. and consolidated subsidiaries that we control by ownership of a majority voting interest. We apply the equity method of accounting for investments in entities when we have the ability to exercise significant influence over an entity that does not meet the variable entity criteria or meets the variable interest entity criteria, but for which we are not deemed to be the primary beneficiary. We eliminate all intercompany transactions and balances in consolidation.

The Restructuring was a business combination limited to entities that were all under the control of the Quantum Pacific Group and its affiliates, and, as such, the Restructuring was accounted for as a transaction between entities under common control. Accordingly, the consolidated financial statements of Pacific Drilling S.A. as of December 31, 2011 and 2010 and for the three-year period ended December 31, 2011 are presented using the historical values of the Predecessor’s financial statements on a combined basis prior to the Restructuring. The financial statements for each of the years in the three-year period ended December 31, 2011 present the results of the Company and its subsidiaries as if Pacific Drilling S.A. was formed and the Restructuring was completed on January 1, 2009.

We currently are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), which is fully controlled and 90% owned by us with 10% owned by Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Accordingly, we consolidate all PIDWAL interests and no portion of PIDWAL’s operating results is allocated to the noncontrolling interests.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Accounting Estimates—The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States (“GAAP”) requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Revenues and Operating Expenses—Contract drilling revenues are recognized as earned, based on contractual dayrates. In connection with drilling contracts, we may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to rigs. Revenues earned and incremental costs incurred directly related to contract preparation and mobilization along with reimbursements received for capital expenditures are deferred and recognized over the primary term of the drilling contract. The actual cost incurred for reimbursed capital expenditures are depreciated over the estimated useful life of the asset. Amortization of deferred revenue and deferred mobilization costs are recorded on a straight-line basis over the primary drilling contract term, which is consistent with the general pace of activity, level of services being provided and dayrates being earned over the life of the contract. Upon completion of drilling contracts, any demobilization fees received and related expenses are reported in income.

Cash and Cash Equivalents—Cash equivalents are highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash.

Accounts Receivable—We record trade accounts receivable at the amount we invoice our customers.

Allowance for Doubtful Accounts—We provide an allowance for doubtful accounts, as necessary, based on a review of outstanding receivables, historical collection information and existing economic conditions. We do not generally require collateral or other security for receivables. We have no allowance for doubtful accounts as of December 31, 2011 and 2010.

Promissory Notes to Joint Venture—Contributions in the form of promissory notes to the Joint Venture were recorded at cost. The accrued interest on promissory notes from our Joint Venture was recorded at the amount due. Interest income from the Joint Venture was earned on the promissory notes based on the stated loan rates as discussed in Note 4.

Materials and Supplies—Materials and supplies held for consumption are carried at the lower of average cost or market. We recorded no allowance for obsolescence on materials and supplies as of December 31, 2011 and 2010.

Property and Equipment—Deepwater drillships are recorded at cost of construction, including any major capital improvements, less accumulated depreciation and impairment. Other property and equipment is recorded at cost and consists of purchased software systems, furniture, fixtures and other equipment. Planned major maintenance, ongoing maintenance, routine repairs and minor replacements are expensed as incurred.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Interest costs incurred on new borrowings attributable to qualifying new construction are capitalized. We capitalize interest costs for qualifying new construction from the point borrowing costs are incurred for the qualifying new construction and cease when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete.

Property and equipment are depreciated to its salvage value on a straight-line basis over the estimated useful lives of each class of assets. Our estimated useful lives of property and equipment are as follows:

Years
Drillships and related equipment	15-35
Other property and equipment	2-7

Long-Lived Assets—We review our long-lived assets, including property and equipment, for impairment when events or changes in circumstances indicate that the carrying amounts of our assets held and used may not be recoverable. Potential impairment indicators include rapid declines in commodity prices and related market conditions, actual or expected declines in rig utilization, increases in idle time, cancellations of contracts or credit concerns of customers. We assess impairment using estimated undiscounted cash flows for the long-lived assets being evaluated by applying assumptions regarding future operations, market conditions, dayrates, utilization and idle time. An impairment loss is recorded in the period if the carrying amount of the asset is not recoverable. During 2011, 2010 and 2009, there were no long-lived asset impairments.

Investment Accounted for Using the Equity Method—Our 50% ownership in TPDI was accounted for using the equity method based upon the level of ownership and our ability to exercise significant influence over the operating and financial policies of the investee. The investment was adjusted periodically to recognize our proportionate share of the investee’s net income or losses after the date of investment. The Company evaluates its investment accounted for under the equity method for impairment when there was evidence or indicators that a decrease in value may be other than temporary. On March 30, 2011, our Predecessor assigned its equity interest in TPDI to a subsidiary of the Quantum Pacific Group (Note 9).

In reviewing their first quarter 2011 financial information, TPDI management identified certain misstatements in the financial statements of TPDI as of December 31, 2010 and for the years ended December 31, 2010 and 2009. As such, TPDI restated its financial statements as of December 31, 2010 and for the years ended December 31, 2010 and 2009. Within our consolidated statement of comprehensive income (loss), TPDI’s misstatements resulted in our reclassification adjustment for loss on Joint Venture derivative instruments realized in net income increasing by $23.1 million and $12.8 million and an offsetting increase in unrecognized loss of Joint Venture derivative instruments of $23.1 million and $12.8 million for the years ended December 31, 2010 and 2009, respectively. The consolidated statement of comprehensive income for the years ended December 31, 2010 and 2009 and the related footnotes have been adjusted to reflect the correction of these immaterial misstatements.

Deferred Financing Costs—Deferred financing costs associated with long-term debt are carried at cost and are amortized to expense using the effective interest rate method over the term of the applicable long-term debt.

Foreign Currency Transactions—The consolidated financial statements are stated in U.S. dollars. We have designated the U.S. dollar as the functional currency for our foreign subsidiaries in international locations because we contract with customers, purchase equipment and finance capital using the U.S. dollar. Transactions in other currencies have been translated into U.S. dollars at the rate of exchange on the transaction date. Any gain or loss arising from a change in exchange rates subsequent to the transaction date is included as an exchange gain

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

or loss. Monetary assets and liabilities denominated in currencies other than U.S. dollars are reported at the rates of exchange prevailing at the end of the reporting period. During 2011, total foreign exchange gains were $1.4 million and recorded in other income within our consolidated statements of operations. During 2010 and 2009, total foreign exchange gains (losses) were nominal.

Earnings per Share—Basic earnings (loss) per common share (“EPS”) is computed by dividing the net income available to common stockholders by the weighted average number of common shares outstanding for the period. Basic and diluted EPS are retrospectively adjusted for the effects of stock dividends or stock splits. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company. Anti-dilutive securities are excluded from diluted EPS.

Fair Value Measurements—We estimate fair value at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for the asset or liability. Our valuation techniques require inputs that are categorized using a three-level hierarchy as follows: (1) unadjusted quoted prices for identical assets or liabilities in active markets (“Level 1”), (2) direct or indirect observable inputs, including quoted prices or other market data, for similar assets or liabilities in active markets or identical assets or liabilities in less active markets (“Level 2”) and (3) unobservable inputs that require significant judgment for which there is little or no market data (“Level 3”). When multiple input levels are required for a valuation, we categorize the entire fair value measurement according to the lowest level input that is significant to the measurement even though we may have also utilized significant inputs that are more readily observable.

Share-Based Compensation—The grant date fair value of share-based awards granted to employees is recognized as an employee compensation expense over the requisite service period on a straight-line basis. To the extent the share-based awards will be settled in cash upon exercise, the awards are accounted for as a liability. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as employee compensation expense in the current period. The amount of compensation expense recognized is adjusted to reflect the number of awards for which the related vesting conditions are expected to be met. As such, the amount of compensation expense ultimately recognized is based on the number of awards that do meet the vesting conditions at the vesting date.

Derivatives—We apply cash flow hedge accounting to interest rate swaps that are designated as hedges of the variability of future cash flows. The derivative financial instruments are recorded in our consolidated balance sheet at fair value as either assets or liabilities. Changes in the fair value of derivatives designated as cash flow hedges, to the extent the hedge is effective, are recognized in accumulated other comprehensive income until the hedged item is recognized in earnings.

Hedge effectiveness is measured on an ongoing basis to ensure the validity of the hedges based on the relative cumulative changes in fair value between the derivative contract and the hedged item over time. Any change in fair value resulting from ineffectiveness is recognized immediately in earnings. Hedge accounting is discontinued prospectively if it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item.

For interest rate hedges related to interest not incurred to construct fixed assets, other comprehensive income is released to earnings as interest expense is accrued on the underlying debt. For interest rate hedges related to interest capitalized in the construction of fixed assets, other comprehensive income is released to earnings as the asset is depreciated over its useful life.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Contingencies—We record liabilities for estimated loss contingencies when we believe a loss is probable and the amount of the probable loss can be reasonably estimated. Once established, we adjust the estimated contingency loss accrual for changes in facts and circumstances that alter our previous assumptions with respect to the likelihood or amount of loss.

We recognize loss of hire insurance recovery once realized or contingencies related to the realizability of the amount earned are resolved.

Income Taxes—Income taxes are provided based upon the tax laws and rates in the countries in which our subsidiaries are registered and where their operations are conducted and income and expenses are earned and incurred, respectively. We recognize deferred tax assets and liabilities for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the applicable enacted tax rates in effect the year in which the asset is realized or the liability is settled. A valuation allowance for deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. Actual income taxes paid may vary from estimates depending upon changes in income tax laws, actual results of operations and the final audit of tax returns by taxing authorities. We recognize interest and penalties related to uncertain tax positions in income tax expense.

Subsequent Events—We have evaluated subsequent events through the date the financial statements were issued. See Note 21.

Recently Issued Accounting Standards

Fair Value Measurements and Disclosures—In May 2011, the FASB issued an accounting standards update that changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments included in this update are intended to clarify the application of existing fair value measurement requirements. This update is effective for annual periods beginning after December 15, 2011. We do not expect that our adoption will have a material effect on the disclosures contained in our notes to consolidated financial statements.

Presentation of Comprehensive Income—In June and December 2011, the FASB issued guidance on the presentation of comprehensive income. This guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity and also requires presentation of reclassification adjustments from other comprehensive income to net income on the face of the financial statements. With the exception of the requirement to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements that has been deferred pending further deliberation by the FASB, this guidance is effective for fiscal years and interim periods beginning after December 15, 2011. We do not expect these changes to impact the consolidated financial statements other than the change in presentation.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 3—Property and Equipment

Property and equipment consists of the following:

	December 31,
	2011	2010
	(In thousands)
Drillships and related equipment	$3,435,665	$1,890,448
Other property and equipment	12,441	3,506

Property and equipment, cost	3,448,106	1,893,954
Accumulated depreciation	(12,096)	(529)

Property and equipment, net	$3,436,010	$1,893,425

On March 15, 2011, the Company entered into contracts with Samsung Heavy Industries (“SHI”) for the construction of its fifth and sixth advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav, which are expected to be delivered in the second quarter and third quarter of 2013, respectively. The SHI contracts for the Pacific Khamsin and the Pacific Sharav provide for an aggregate purchase price of approximately $1.0 billion for the acquisition of these two vessels, payable in installments during the construction process, of which we have made payments of $124 million through December 31, 2011. We anticipate making payments for the Pacific Khamsin and the Pacific Sharav of approximately $174 million in 2012 and approximately $696 million in 2013.

In June 2011, we paid SHI $2.0 million for an option to construct a seventh drillship at the same price and other terms and conditions as the contracts for the Pacific Khamsin and the Pacific Sharav, subject to a price increase of not more than $12.5 million and certain adjustments to compensate for foreign exchange rate fluctuations. The option was originally valid until October 31, 2011 and was subsequently extended through February 17, 2012 at no cost. We further extended the option further until March 2, 2012 on the same commercial terms and made a down payment of $5.0 million to initiate equipment orders. On March 2, 2012, we exercised the option to construct our seventh drillship. The original $2.0 million option payment and the $5.0 million down payment will be credited against the first installment owed to SHI. The construction contract for the seventh drillship also includes an option for an eighth newbuild drillship on the same terms and conditions as those for the seventh drillship.

During the years ended December 31, 2011, 2010 and 2009, the Company deferred certain drillship payments under amendments of the original construction contracts. Per the amendments, interest accrues at a rate of six percent per annum. During the years ended December 31, 2011, 2010 and 2009, we capitalized interest costs of $71.0 million, $99.0 million and $43.8 million, respectively, on assets under construction related to interest incurred on the deferred construction payments, the related-party loan and long-term debt.

During the years ended December 31, 2011, 2010 and 2009, depreciation expense was $11.6 million, $0.4 million and $0.1 million, respectively.

Note 4—Investment In and Notes Receivable from Joint Venture

A legal entity is a variable interest entity (“VIE”) if the entity’s equity investment at risk does not provide its holders, as a group, with the power through voting or similar rights to direct the activities that most significantly impact the entity’s economic performance. We are required to consolidate VIEs if we have the

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

power to direct the activities of a VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the VIE that could potentially be significant to the VIE. If these conditions are met, we have a controlling financial interest and are the primary beneficiary of the VIE.

Once an entity is identified as a VIE, we perform a qualitative assessment to determine whether we are the primary beneficiary. A qualitative assessment begins with an understanding of nature of the risks in the entity as well as the nature of the entity’s activities, including terms of the contracts entered into by the entity, ownership interests issued by the entity, how they were marketed and the parties involved in the design of the entity. We then identify all of the variable interests held by parties involved with the VIE including, among other things, equity investments, debt financing, any financial and performance guarantees and significant contracted service providers. Once we identify the variable interests, we determine those activities that are most significant to the economic performance of the entity and which variable interest holder has the power to direct those activities.

The Company owned a 50% interest in TPDI that is recorded in our consolidated financial statements through the date of assignment to a subsidiary of the Quantum Pacific Group on March 30, 2011. The TPDI Joint Venture was formed with Transocean Offshore International Ventures Limited (“TOIVL”) to construct, own, and operate or charter two deepwater drillships, named the Dhirubai Deepwater KG1 (“KG1”) and Dhirubai Deepwater KG2 (“KG2”). Until the formation of the Joint Venture in 2007, both drillships under construction were owned by Pacific Drilling. KG1 started operating in July 2009 and KG2 started operating in March 2010.

The Joint Venture Shareholder Agreement defined the rights and restrictions with respect to the governance and management of TPDI. Among other things, the Joint Venture Shareholder Agreement provided that TOIVL may provide certain incidental general and administrative functions on behalf of TPDI, including procurement and payables, treasury and cash management, personnel and payroll and accounting. At inception, the Joint Venture Shareholders also entered into construction management agreements that provided TOIVL would design, construct, equip and test the TPDI deepwater drillships.

The Joint Venture Shareholders entered into a marketing agreement with TOIVL that granted TOIVL an exclusive right to market the TPDI deepwater drillships for use in any territory or region. The Joint Venture Shareholders also entered into an operating agreement with TOIVL that appointed TOIVL to act as the operator of the TPDI deepwater drillships, including day-to-day management and supervision and operating, maintenance, administrative and related services.

The Joint Venture Shareholder Agreement required Joint Venture Shareholders each provide capital or loans to the Company, to the extent expenditures were not funded by third-party indebtedness, in proportion to their respective ownership percentages to fund (1) all expenditures required to be made under various management service agreements, (2) any performance guarantees, surety bonds, or letters of credit, (3) an adequate level of working capital for the Company and (4) additional requirements agreed to by the Joint Venture Shareholders.

The Joint Venture Shareholders entered into an agreement under which Pacific Drilling, beginning on October 18, 2010, had the right to exchange its interest in the Joint Venture for shares of Transocean Ltd. or cash at a purchase price based on an appraisal of the fair value of the KG1 and KG2, subject to various customary adjustments.

We determined that the Joint Venture met the criteria of a VIE as TPDI’s equity investment at risk was not sufficient for the entity to finance its activities without additional subordinated financial support. We also determined that Transocean was the primary beneficiary for accounting purposes since Transocean a) had the

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

power to direct the marketing and operating activities, which were the activities that most significantly impact TPDI’s economic performance and b) had the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As a result, we accounted for TPDI as an equity method investment in our consolidated financial statements.

At inception, the Joint Venture Shareholders entered into promissory note agreements with TPDI to fund the formation of the Joint Venture. The promissory notes accrued interest at LIBOR plus 2% per annum with semi-annual interest payments. The Joint Venture, upon providing written notice, was permitted to defer payment of interest (including any prior deferred interest) to the following interest payment date.

On September 4, 2009 and October 23, 2009, Pacific Drilling provided additional promissory notes of $10.0 million and $27.3 million, respectively, to the Joint Venture. During 2011 and 2010, the Joint Venture elected to defer interest payments due under the promissory notes.

The loans were scheduled to mature ten years after the date of the respective notes. The Joint Venture, upon providing written notice, was permitted to defer the maturity date for a period of up to ten years. The Joint Venture was not required to make any payments of principal or interest prior to the maturity date. The Joint Venture capitalized interest expense on the Shareholder promissory notes as a cost of property and equipment through the date the deepwater drillships were placed in service.

During 2009, the Joint Venture entered into interest rate swaps, which are designated as cash flow hedges of the future interest payments on variable rate borrowings under its bank credit facilities to reduce the variability of cash interest payments. As of December 31, 2010, the Joint Venture recorded $(34.9) million of accumulated other comprehensive (loss) income representing the effective portion of the cash flow hedges. Pacific Drilling recorded its 50% share of $(17.5) million as of December 31, 2010 in our consolidated financial statements. During the years ended December 31, 2011, 2010 and 2009, Pacific Drilling reclassified $3.0 million, $11.5 million and $6.4 million, respectively, of losses previously recognized as accumulated other comprehensive income to equity in earnings of Joint Venture. The Joint Venture recognizes gains and losses associated with the ineffective portion of the cash flow hedges in interest expense in the period in which they are realized. During the years ended December 31, 2011, 2010 and 2009, the Joint Venture recorded ineffectiveness gains (losses) of $0.6 million, $(0.3) million and $0.8 million, respectively, to interest expense.

In April 2010, Transocean Inc. (“Transocean”) and Pacific Drilling entered into a letter of credit fee agreement whereby Transocean agreed to provide a letter of credit as needed for purposes of TPDI’s compliance with terms under its bank credit facility. In return, Pacific Drilling agreed to pay Transocean its 50% share of a 4.2% per annum fee on the required letter of credit amount. During the years ended December 31, 2011 and 2010, Pacific Drilling incurred $0.3 million and $0.9 million, respectively, of fees related to this agreement that is recorded as interest expense in our consolidated statement of operations.

On March 30, 2011, the Company assigned its interests in TPDI’s equity, promissory notes to Joint Venture and accrued interest on promissory notes from Joint Venture to a subsidiary of the Quantum Pacific Group. The TPDI interests have been assigned on March 31, 2011, which date was used for convenience after our conclusion that there were no material intervening transactions between March 30, 2011 and March 31, 2011. The assignment was recorded and presented as a dividend in-kind within our consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Summarized TPDI consolidated balance sheets are as follows:

	March 31, 2011	December 31, 2010
	(In thousands)
Balance sheet:
Current assets	$193,479	$203,957
Property and equipment, net	1,421,215	1,430,961
Other assets	8,957	11,064

Total assets	$1,623,651	$1,645,982

Current liabilities	$275,022	$282,969
Long-term liabilities	1,216,010	1,274,523
Shareholders’ equity	132,619	88,490

Total liabilities and shareholders’ equity	$1,623,651	$1,645,982

Summarized TPDI consolidated results of operations are as follows:

	For the three months ended March 31, 2011	Years ended December 31,
		2010	2009
	(In thousands)
Income statement:
Operating revenues	$90,414	$304,092	$57,025
Operating expenses	35,492	129,214	35,677

Operating income	54,922	174,878	21,348
Interest expense, net	(13,958)	(52,762)	(10,706)
Other expense	(99)	(138)	(448)

Income before income taxes	40,865	121,978	10,194
Income tax expense	4,166	13,715	2,437

Net income	$36,699	$108,263	$7,757

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 5—Debt

Project Facilities Agreement

A summary of debt is as follows:

	December 31,
	2011	2010
	(In thousands)
Due within one year:
Bora Term Loan	$50,000	$50,000
Mistral Term Loan	62,500	—
Scirocco Term Loan	43,750	—
Santa Ana Term Loan	62,500	—

Total current debt	218,750	50,000

Long-term debt:
Bora Term Loan	$350,000	$400,000
Mistral Term Loan	387,500	—
Scirocco Term Loan	331,250	—
Santa Ana Term Loan	387,500	—

Total long-term debt	1,456,250	400,000

Total debt	$1,675,000	$450,000

In September 2010, Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., and Pacific Santa Ana Ltd. (collectively, the “Borrowers”), and Pacific Drilling Limited (as the “Guarantor,” and together with the Borrowers, the “Borrowing Group”) entered into a project facilities agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana (the “Original Project Facilities Agreement”). On March 31, 2011, in connection with the Restructuring, the Borrowing Group amended and restated the Original Project Facilities Agreement by entering into the Amended and Restated Project Facilities Agreement (the “Project Facilities Agreement”) and a Charter Waiver Request Letter (“Waiver Letter”).

The Project Facilities Agreement includes a Bora term loan, a Mistral term loan, a Scirocco term loan and a Santa Ana term loan (each, a “Term Loan” and, collectively, the “Term Loans” or the “Term Loan Facility”) with maximum aggregate amounts available of $450 million, $500 million, $500 million and $500 million, respectively, that collectively may not exceed $1.8 billion. Each Term Loan consists of three tranches: one in favor of a syndicate of nine commercial banks (the “Commercial Tranche”), one in favor of the Ministry of Trade and Industry of the Norwegian government (and guaranteed by the Norwegian Guarantee Institute for Export Credits) (the “GIEK Tranche”) and one in favor of The Export-Import Bank of Korea (the “KEXIM Tranche”), with maximum aggregate amounts available of $1.0 billion, $350 million and $450 million, respectively.

Borrowings under the Term Loans bear interest at the London Interbank Offered Rate (“LIBOR”) plus an applicable margin. Prior to the effective date of the first drilling contract in respect of a Borrower’s drillship, the applicable margin under the relevant Term Loan is 4% per annum. Subsequent to the effective date of the first drilling contract in respect of such Borrower’s drillship and until 12 months after delivery of all four drillships, the applicable margin is 3.5% per annum. Subsequent to 12 months after the delivery of all four drillships, the

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

applicable margin is based on the Borrowing Group’s historical debt service coverage ratio. If the ratio is not greater than 125%, the applicable margin is 3.5% per annum. If the ratio is greater than 125%, the applicable margin is 3% per annum. Interest is payable every three months.

The Commercial Tranche under the Term Loan Facility matures on October 31, 2015 and the GIEK Tranche and the KEXIM Tranche each mature on October 31, 2019. The Commercial Tranche requires a residual debt payment of $200 million at maturity for each Term Loan. The GIEK Tranche and the KEXIM Tranche each contain put options exercisable if GIEK and KEXIM do not receive timely refinancing for the Commercial Tranche or if the Commercial Tranche is not refinanced on terms acceptable to GIEK and KEXIM. If the GIEK and KEXIM Tranche put options are exercised, it would require full prepayment of the relevant GIEK and KEXIM Tranche proportion of all loans outstanding without any premium, penalty or fees of any kind on the maturity date of the Commercial Tranche.

Borrowings under the Commercial Tranche may be prepaid in whole or in part with a 1% penalty on the amount prepaid if such prepayment takes place within one year after the delivery of the fourth drillship and no penalty thereafter. Borrowings under the GIEK Tranche and the KEXIM Tranche may be prepaid in whole or in part with a 0.5% penalty.

In November 2010, we borrowed $450 million under the Bora Term Loan. During 2011, we borrowed $450 million, $375 million and $450 million under the Mistral Term Loan, the Scirocco Term Loan and the Santa Ana Term Loan, respectively.

The Bora Term Loan requires us to make ten amortization payments of $25.0 million every six months commencing in April 2011, with the residual debt payment of $200 million due in October 2015. The Mistral Term Loan, Scirocco Term Loan and Santa Ana Term Loan requires us to make eight amortization payments of $31.3 million, $21.9 million and $31.3 million, respectively, every six months commencing in April 2012, with the residual debt payment of $200 million each due in October 2015.

During the years ended December 31, 2011 and 2010, Pacific Drilling incurred and capitalized interest expense of $51.5 million and $12.6 million, respectively, on the Term Loans. No amounts were incurred and capitalized during the year ended December 31, 2009.

The indebtedness under the Project Facilities Agreement is guaranteed by the Guarantor. In conjunction with entering the Project Facilities Agreement and in relation to the Guarantor’s transfer of its TPDI investment, a subsidiary of the Quantum Pacific Group has guaranteed to the lenders that any proceeds from the exercise of the put option relating to the equity interest in TPDI will be used to prepay or secure the Project Facilities Agreement. The obligations of the Borrowers under the Term Loan Facility are joint and several. The Project Facilities Agreement is secured by several collateral components, which are usual and customary for facilities of this type, size and purpose. The security provided to the lenders is cross-collateralized across all Term Loans and comprises assignments of refund guarantees, shipbuilding contracts and insurances, a first preferred mortgage over each Borrower’s drillship and other types of collateral.

The Project Facilities Agreement requires compliance with certain affirmative and negative covenants that are customary for such financings. These include, but are not limited to, restrictions on (i) the ability of each of the Borrowers to pay dividends to its shareholder or to sell assets and (ii) the ability of the Borrowing Group to incur additional indebtedness or liens, make investments or transact with affiliates (except for certain specified exceptions). The Borrowers are restricted in their ability to transfer their net assets to the Guarantor whether in the form of dividends, loans or advances. As of December 31, 2011, the Borrowing Group held $1.5 billion of restricted net assets.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The Guarantor (through the Borrowing Group) is also required to (i) enter into and maintain drilling contracts for each drillship (except as permitted by the Waiver Letter), (ii) maintain cash account balances reserved for debt service payments, (iii) maintain Guarantor liquidity and (iv) maintain contributed equity above certain levels and to meet a required level of collateral maintenance whereby the aggregate appraised collateral value must not be less than a certain percentage of the total outstanding balances and commitments under the Project Facilities Agreement.

The Project Facilities Agreement also requires compliance by the Guarantor with financial covenants including (i) a projected debt service coverage ratio of the Borrowing Group, (ii) a historical debt service coverage ratio of the Borrowing Group, (iii) a maximum leverage ratio of the Guarantor and (iv) minimum liquidity requirements of the Guarantor. The Project Facilities Agreement requires that the Guarantor maintain (i) a projected (looking forward over the following twelve months) debt service coverage ratio of at least 1.1x through June 30, 2012 and 1.2x thereafter; (ii) a historical (looking back over the preceding twelve months) debt service coverage ratio of at least 1.1x through December 31, 2013 and 1.2x thereafter; (iii) a maximum leverage ratio of 65% and (iv) a minimum liquidity of $50 million after the delivery of all four drillships. We were in compliance with all covenants as of December 31, 2011.

Each Borrower is also required under the Project Facilities Agreement to hedge 75% of outstanding and available balances against floating interest rate exposure.

The Project Facilities Agreement contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the Project Facilities Agreement are subject to acceleration.

For purposes of preparing our scheduled maturities of debt, borrowings under the GIEK Tranche and the KEXIM Tranche are presented assuming an exercise of the option to accelerate the maturity date to October 31, 2015. Maturities of long-term debt for each of the five years ending after December 31, 2011 are as follows:

(In thousands)
Year ended 2012	$218,750
Year ended 2013	218,750
Year ended 2014	218,750
Year ended 2015	1,018,750
Year ended 2016	—

Temporary Import Bond Facilities

On July 13, 2011, we entered into a temporary Standby Letter of Credit (“SBLC”) facility with Citibank, N.A. to support the Temporary Importation (“TI”) bond for the Pacific Bora required in Nigeria. On December 6, 2011, we entered into separate temporary SBLC facilities with Citibank, N.A. and Standard Charter Bank to support the TI bond for the Pacific Scirocco required in Nigeria.

As part of the standard Nigerian importation requirements for equipment, we are required to either import the vessel into Nigeria on a permanent basis and pay import duties or apply for a TI permit and put up a bond for the value of the import duties instead.

Under the Bora SBLC facility, Citibank, N.A., as issuing bank, has issued a Letter of Credit (“LC”) for the benefit of Citibank Nigeria denominated in the Nigerian currency, Naira, in the amount of approximately $99.8 million. This Bora LC provides credit support for the Bora TI bond that was issued by Citibank Nigeria in favor of the Government of Nigeria Customs Service for the Pacific Bora.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Under the Scirocco SBLC facilities, Citibank, N.A. and Standard Charter Bank, as issuing banks, have each issued a LC for the benefit of Citibank Nigeria and Standard Charter Bank Nigeria denominated in Naira in the collective amount of approximately $109.5 million. These LC’s provide credit support for the TI bonds that were issued by Citibank Nigeria and Standard Charter Bank Nigeria in favor of the Government of Nigeria Customs Service for the Pacific Scirocco.

Both the Bora and Scirocco SBLC facilities will expire after a one-year period and will be renewable for additional one-year terms based on the initial contract term of each vessel. Our obligations under the Bora and Scirocco temporary SBLC facilities are secured by a $50 million and $99 million cash deposit, respectively, which is recorded as current restricted cash in our consolidated balance sheets. The SBLC facilities and TI bonds require the Company to pay fees calculated based on outstanding balances of the TI bond, the LC and the restricted cash deposit. As of December 31, 2011, the weighted-average rate of the fees on the Bora and Scirocco SBLC facilities and TI bonds was approximately 1.37% and 0.80%, respectively. During the year ended December 31, 2011, $0.7 million in interest expense on the Bora and Scirocco SBLC facilities and TI bonds was incurred of which $0.1 million was recorded to property and equipment as capitalized interest costs.

Note 6—Restricted Cash

Restricted cash consists primarily of bank accounts held with financial institutions as security for the Project Facilities Agreement and the Bora and Scirocco SBLC facilities.

Note 7—Income Taxes

Pacific Drilling S.A., a holding company and Luxembourg resident, is subject to Luxembourg corporate income tax and municipal business tax at a combined rate of 28.8 percent. Qualifying dividend income and capital gains on the sale of qualifying investments in subsidiaries are exempt from Luxembourg corporate income tax and municipal business tax. Consequently, Pacific Drilling S.A. expects dividends from its subsidiaries and capital gains from sales of investments in its subsidiaries to be exempt from Luxembourg corporate income tax and municipal business tax.

Pacific Drilling S.A. was formed to act as an indirect holding company for our Predecessor, a company organized under the laws of Liberia, and its subsidiaries in connection with the Restructuring. Our Predecessor is a non-resident domestic Liberian corporation. As such, our Predecessor is exempt from tax on income derived outside of Liberia.

Income taxes have been provided based on the laws and rates in effect in the countries in which our operations are conducted or in which our subsidiaries are considered residents for income tax purposes. Our income tax expense or benefit arises from our mix of pretax earnings or losses, respectively, in the international tax jurisdictions in which we operate. Because the countries in which we operate have different statutory tax rates and tax regimes with respect to one another, there is no expected relationship between the provision for income taxes and our income or loss before income taxes.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Income / (loss) before income taxes consisted of the following:

	Years ended December 31,
	2011	2010	2009
	(In thousands)
Liberia	$15,345	$37,878	$(1,879)
Luxembourg	(1,281)	—	—
United States	(2,753)	498	(584)
Other Jurisdictions	(11,014)	(1,126)	211

Total	$297	$37,250	$(2,252)

The components of income tax (provision) / benefit consisted of the following:

	Years ended December 31,
	2011	2010	2009
	(In thousands)
Current income tax expense:
Liberia	$—	$—	$—
Luxembourg	—	—	—
United States	(164)	(301)	(25)
Other Foreign	(6,205)	(21)	(6)

Total current	$(6,369)	$(322)	$(31)
Deferred tax benefit:
Liberia	$—	$—	$—
Luxembourg	—	—	—
United States	782	344	—
Other Foreign	2,387	27	—

Total deferred	$3,169	$371	$—
Income tax (expense) benefit	$(3,200)	$49	$(31)

A reconciliation between the Luxembourg statutory rate of 28.8 percent and Liberian statutory rate of zero percent and our effective tax rate is as follows:

	Years ended December 31,
	2011	2010	2009
Statutory rate	28.8%	0.0%	0.0%
Effect of tax rates different than the Luxembourg and Liberian statutory tax rates	108.5%	-0.1%	-1.4%
Change in valuation allowance	934.1%	0.0%	0.0%
Adjustments related to prior years	6.0%	0.0%	0.0%
Other	0.0%	0.0%	0.0%

Effective tax rate	1077.4%	-0.1%	-1.4%

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The components of deferred tax assets and liabilities consist of the following:

	December 31,
	2011	2010
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$2,547	$—
Accrued payroll expenses	2,175	934
Deferred revenue	2,410	—
Other	18	21

Deferred tax assets	7,150	955
Less: valuation allowance	(2,547)	—

Total deferred tax assets	$4,603	$955
Deferred tax liabilities:
Depreciation and amortization	$(1,063)	$(584)
Other	—	—

Total deferred tax liabilities	$(1,063)	$(584)

Net deferred tax assets	$3,540	$371

As of December 31, 2011, the Company had gross deferred tax assets of $2.5 million related to loss carry forwards in Nigeria and Brazil. The loss carry forwards have no expiration.

A valuation allowance for deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2011 and 2010, the valuation allowance for deferred tax assets was $2.5 million and $0, respectively. The increase in our valuation allowance primarily resulted from losses incurred in Nigeria and Brazil during the current year for which we believe it is more likely than not that a tax benefit will not be realized.

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. As of December 31, 2011 we have not accrued any liabilities with respect to uncertain tax positions. We will recognize interest and penalties related to uncertain tax positions in income tax expense.

Pacific Drilling is subject to taxation in various foreign and state jurisdictions in which it conducts business. As of December 31, 2011, Pacific Drilling is not under audit in any of the jurisdictions in which we operate. Pacific Drilling is open to tax audits for the 2008 to 2011 tax years in the United States and the 2009 to 2011 tax years in Singapore. There are no known pending tax audits.

Note 8—Related-Party Loan

The related-party loan was provided by Winter Finance Limited (“Winter Finance”), a subsidiary of the Quantum Pacific Group. Effective January 1, 2009, Winter Finance and Pacific Drilling executed an intercompany revolving loan agreement with a maximum commitment not to exceed $1 billion in principal borrowings. All outstanding amounts under the unsecured loan with Winter Finance were converted into outstanding borrowings under the intercompany revolving loan agreement on January 1, 2009.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Effective May 1, 2010, Pacific Drilling and Winter Finance amended the intercompany revolving loan agreement to increase the maximum amount of borrowings under the intercompany revolving loan agreement to $1.5 billion. In November 2010, the Company made a $69.4 million related-party loan payment in conjunction and compliance with the first utilization under the Bora Term Loan and $655 million of the related-party loan was converted into equity. On December 31, 2010, all outstanding related–party loan principal and accrued interest, in the amount of $892.6 million, was converted into equity in Pacific Drilling Limited. During the year ended December 31, 2011, Pacific Drilling borrowed $142.2 million. On March 23, 2011, all outstanding related–party loan principal and accrued interest, in the amount of $142.8 million, was converted into equity of Pacific Drilling Limited. Following the conversion, the Intercompany Loan Agreement was terminated.

Borrowings under the intercompany revolving loan agreement accrued interest at the rate of six percent per annum. Outstanding principal and accrued interest balance were due on the termination date of the agreement, January 1, 2016. During the years ended December 31, 2011, 2010 and 2009, Pacific Drilling capitalized interest expense of $0.6 million, $60.1 million and $39.0 million, respectively, on the related-party loan as a cost of property and equipment.

Note 9—Shareholder’s Equity

As of December 31, 2008, the common stock of Pacific Drilling Limited consisted of 500 shares of authorized and issued common stock with no par value.

On March 13, 2009, the Board of Pacific Drilling Limited authorized and approved an amendment and restatement of its Articles of Incorporation, to increase the authorized number of shares of common stock, no par value per share, to 820,000 shares.

On March 27, 2009, the Board of Pacific Drilling Limited authorized, approved and declared a dividend payable in shares of common stock of Pacific Drilling on March 30, 2009 to the holder of record of the existing issued shares in the amount of 1,609 shares of common stock for each share of common stock then outstanding, resulting in 805,000 shares of Pacific Drilling common stock being issued and outstanding. In connection with the dividend, the Board of Pacific Drilling Limited also assigned a $0.001 par value to each share of common stock.

On May 26, 2009, Pacific Drilling underwent a change in shareholder, whereby Quantum became the sole shareholder of the Company. To accomplish the shareholder change, Pacific Drilling canceled the common stock certificates previously issued to Gladebrooke and issued a new common stock certificate for 805,000 common shares to Quantum.

On November 29, 2010, $655 million of the related-party loan from Winter Finance was assigned to Quantum. The related-party loan was then converted to equity in Pacific Drilling, in the form of additional paid in capital by means of it being contributed, by Quantum, as an additional capital contribution for the common stock held by it as sole shareholder of the Company.

On December 10, 2010, the Board of Pacific Drilling Limited authorized and approved an amendment and restatement of its Articles of Incorporation, to increase the authorized number of shares of common stock, no par value per share, to 2,000,000 shares of common stock.

On December 31, 2010, Quantum was assigned all outstanding principal and accrued interest of the related-party loan from Winter Finance, which was then converted to equity, in the amount of $892.6 million, in Pacific Drilling in exchange for the issuance of 1,115,761 shares of common stock.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

On March 11, 2011, Pacific Drilling S.A. was incorporated under the form of a société anonyme governed by the laws of the Grand Duchy of Luxembourg with a share capital of $50,000 represented by 50,000 common shares, no par value.

On March 23, 2011, Quantum Pacific Group was assigned all outstanding principal and accrued interest of the related-party loan in the amount of $142.8 million, which was then converted to equity in the Company by means of it being contributed as additional consideration for the existing shares held by it as sole shareholder of the Company.

On March 30, 2011, the Company assigned its interests in TPDI’s equity, promissory notes to Joint Venture and accrued interest on promissory notes from Joint Venture to a subsidiary of the Quantum Pacific Group. The assignment was recorded and presented as a dividend in-kind within our consolidated financial statements.

Additionally, on March 30, 2011, the Board of Pacific Drilling S.A. resolved to split the 50,000 incorporation common shares into 5,000,000 common shares, no par value. The Board also resolved for Quantum Pacific (Gibraltar) Limited to become the indirect sole shareholder of all issued Pacific Drilling Limited common shares in exchange for the issuance of 145,000,000 common shares of Pacific Drilling S.A. Further, on March 30, 2011, the shareholder held a general meeting to approve amending the Company’s Articles to authorize the Board of Directors, for a period of five years, to issue up to $50,000,000 of share capital (inclusive of current share capital of the Company).

On April 5, 2011, Pacific Drilling completed a private placement of 60,000,000 common shares for net proceeds of approximately $575.5 million, $0.01 par value.

In November 2011, the Company completed an initial public offering of 6,000,000 common shares. In December 2011, the underwriters purchased an additional 900,000 common shares pursuant to the full exercise of an over-allotment option. The initial public offering resulted in net proceeds of approximately $50.3 million.

In December 2011, the Company also issued 7,200,000 common shares to one of our wholly-owned subsidiaries, which represents 3.3% of our outstanding common shares. These common shares are held in treasury for purposes of administering our Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan.

As of December 31, 2011, the Company’s share capital consisted of 5,000,000,000 common shares authorized, 224,100,000 common shares issued and 216,900,000 common shares outstanding of which approximately 69.2% is held by Quantum Pacific (Gibraltar) Limited.

Note 10—Share-Based Compensation

2009 Stock Plan

On April 24, 2009, the Board of our Predecessor approved the creation of the Pacific Drilling Limited 2009 Omnibus Stock Incentive Plan (the “2009 Stock Plan”), which provided for issuance of common stock options, as well as share appreciation rights, restricted shares, restricted share units, and other equity based or equity related awards to directors, officers, employees and consultants of Pacific Drilling. Further, the Board resolved that 15,000 shares of our Predecessor’s common stock be reserved and authorized for issuance pursuant to the terms of the 2009 Stock Plan.

On April 24, 2009, the Board also authorized the issuance of 6,684 common stock options to certain executives and employees at a per share exercise price of $1,000, which the Board determined at issuance to be

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

the fair market value of a share of our Predecessor’s common stock. The options issued in 2009 had a contractual term of 10 years and were scheduled to vest 50%, 25% and 25% on March 31, 2011, 2012 and 2013, respectively. On December 21, 2010, the Board resolved that the number of shares reserved and authorized for issuance pursuant to the terms of the 2009 Stock Plan be increased by 25,000 to a total of 40,000 shares of our Predecessor’s common stock. Additionally, the Board authorized the issuance of 12,577 common stock options to certain executives and employees at a per share exercise price of $800, which the Board determined at issuance to be the fair market value of a share of our Predecessor’s common stock. The options issued in 2010 had a contractual term of 10 years and were scheduled to vest 25% annually on March 31, 2011, 2012, 2013 and 2014.

Pursuant to the terms of the options granted, our Predecessor could elect to settle the stock options upon exercise in cash instead of issuing shares of our common stock. The Company anticipated settling any of the 2010 and 2009 stock options in cash. As such, the stock options were accounted for as liability awards at fair value. As of December 31, 2010, the long-term liability for the stock options was $0.7 million.

For the 2010 and 2009 grants, the fair value of each option award was estimated using a Black-Scholes option valuation model. Expected volatility was based on implied volatilities from the expected volatility of a representative group of our publicly listed industry peer group as the historical volatility of the Company did not provide a reasonable basis for estimating volatility. The expected terms of the options was calculated using the simplified method as the historical option exercise experience of the Company did not provide a reasonable basis for estimating expected term. The risk free interest rates were determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options.

The fair value of options as of December 31, 2009 was $500 for the 2009 stock options, using the following assumptions:

2009 stock options
Expected volatility	35%
Expected term (in years)	6.00
Expected dividends	—
Risk-free interest rate	3.00%

The fair value of options as of December 31, 2010 was $268 and $217 for the 2010 and 2009 stock options, respectively, using the following assumptions:

	2010 stock options	2009 stock options
Expected volatility	51.7%	53.0%
Expected term (in years)	6.25	5.50
Expected dividends	—	—
Risk-free interest rate	2.39%	2.12%

2011 Stock Plan

On March 31, 2011, as part of the Restructuring, the Company cancelled the “2009 Stock Plan.” Further, the Board approved the creation of the Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (the “2011 Stock Plan”), which provides for issuance of common stock options, as well as share appreciation rights, restricted shares, restricted share units and other equity based or equity related awards to directors, officers, employees and consultants. The Board also resolved that 7.2 million common shares of Pacific Drilling S.A. be reserved and authorized for issuance pursuant to the terms of the 2011 Stock Plan.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In conjunction with the Restructuring and cancellation of stock option grants under the 2009 Stock Plan, the Company issued 1,471,601 common stock options in Pacific Drilling S.A. as a replacement of the 2010 and 2009 stock options. The replacement awards were recorded as a modification of an existing award. As exercises of replacement awards will be settled in common shares, the $2.3 million liability for stock options issued under the 2009 Stock Plan on the date of modification was extinguished and the balance reclassified to additional paid-in capital. Additionally, on March 31, 2011, the Company granted 1,329,710 common stock options to certain executives and employees pursuant to the 2011 Stock Plan.

The 2009 replacement option grants vest 50%, 25% and 25% on March 31, 2011, 2012, and 2013, respectively. The 2010 replacement option grants and the 2011 option grants vest 25% annually over four years commencing on March 31, 2011 and March 31, 2012, respectively. The 2009 replacement option grants, 2010 replacement option grants and the 2011 option grants were issued at an exercise price of $10.00 and have a 10 year contractual term.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model utilizing the assumptions noted in the table below. Expected volatility is based on implied volatilities from the expected volatility of a representative group of our publicly listed industry peer group as the historical volatility of the Company does not provide a reasonable basis for estimating volatility. The expected terms of the options is calculated using the simplified method as the historical option exercise experience of the Company does not provide a reasonable basis for estimating expected term. The risk free interest rates are determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options.

The fair value of the 2011, 2010 and 2009 stock option grants as of March 31, 2011, the date of modification and grant, was calculated using the following assumptions:

	2011 stock options	2010 stock options	2009 stock options
Expected volatility	52%	53%	53%
Expected term (in years)	6.25	6.00	5.75
Expected dividends	—	—	—
Risk-free interest rate	2.65%	2.57%	2.49%

A summary of option activity under the 2011 Stock Plan as of and for the year ended December 31, 2011 is as follows:

	Options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic value
Outstanding—January 1, 2011	—	$—
Granted	2,801,311	10
Exercised	—	—
Cancelled	—	—
Forfeited or expired	(12,715)	10

Outstanding—December 31, 2011	2,788,596	$10	9.2	—
Exercisable—December 31, 2011	471,312	$10	9.2	—

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The weighted-average grant-date fair value of options granted during the year ended December 31, 2011 was $5.24. There were no options exercised during the years ended December 31, 2011, 2010 and 2009. As of December 31, 2011, total compensation costs related to nonvested option awards not yet recognized is $9.6 million and is expected to be recognized over 3.25 years.

On November 2, 2011, we also granted awards of 12,000 restricted stock units with a grant date fair value of $8.54 under the 2011 Plan to certain members of our Board of Directors in November 2011. These restricted stock units will be settled in shares of our stock and will vest over a period of four years. As of December 31, 2011, total compensation costs related to nonvested restricted stock units not yet recognized is $0.1 million.

During the years ended December 31, 2011, 2010 and 2009, compensation expense recognized related to share-based arrangement grants totaled $4.5 million, $0.1 million and $0.6 million, respectively, and is recorded in general and administrative expenses in our consolidated statements of operations.

Note 11—Derivatives

Pacific Drilling is currently exposed to market risk from changes in interest rates. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in interest rates and to meet our debt covenant requirements. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

During 2011, we entered into an interest rate swaps to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the Project Facilities Agreement. We designated the interest rate swaps as a cash flow hedges for accounting purposes. The interest rate swaps pay a fixed rate of interest and receive LIBOR. The fixed interest rate swap rates are 1.83%, 1.87%, 1.6% and 2.39% under the Bora Term Loan, Scirocco Term Loan, Mistral Term Loan and Santa Ana Term Loan, respectively. As of December 31, 2011, the notional amount hedges 100%, 95%, 83% and 100% of the total outstanding borrowings under the Bora Term Loan, Scirocco Term Loan, Mistral Term Loan and Santa Ana Term Loan, respectively. The interest rate swaps expire on October 31, 2015.

The table below provides data about the fair values of derivatives that are designated as hedge instruments as of December 31, 2011 and 2010:

Derivatives designated as hedging instruments	Derivative Liabilities Balance sheet location	December 31,
		2011	2010
		(In thousands)
Short-term—Interest rate swaps	Derivative liabilities, current	$20,466	$—
Long-term—Interest rate swaps	Other long-term liabilities	$30,769	$—

Total		$51,235	$—

As of December 31, 2011, the Company expects to reclassify a net loss of $15.7 million into earnings within the next twelve months.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the cash flow hedge gains and losses and their locations on the consolidated balance sheet as of December 31, 2011 and 2010 and consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009:

Derivatives in cash flow hedging relationships	Amount of loss recognized in equity for the years ended December 31,		Amount of loss reclassified from accumulated OCI into income for the years ended December 31,			Amount recognized in income (ineffective portion and amount excluded from effectiveness testing) for the years ended December 31,
	2011	2010	2011	2010	2009	2011	2010	2009
	(In thousands)
Interest rate swaps	$(60,284)	$—	$1,802	$—	$—	$—	$—	$—

For the years ended December 31, 2011, there have been no ineffective amounts recognized in income resulting from our hedge effective measurements. There were no undesignated hedging derivative instruments as of December 31, 2011 and for the year ended December 31, 2011. The Company did not enter into or have outstanding derivative hedge instruments in 2010 and 2009.

Note 12—Fair Value Measurements

We have estimated fair value by using appropriate valuation methodologies and information available to management as of December 31, 2011 and 2010. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

The estimated fair value of accounts receivable, accounts payable and accrued expenses approximates their carrying value due to their short-term nature. Additionally, the estimated fair value of current and noncurrent restricted cash approximates its carrying value as it consists of cash and cash equivalent balances. The estimated fair value of our Project Facilities Agreement debt approximates carrying value because the variable rates approximate current market rates.

The following table presents the carrying value and estimated fair value of our financial instruments recognized at fair value on a recurring basis:

	December 31, 2011
	Carrying value	Fair value measurements using
		Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Interest rate swaps	$51,235	—	51,235	—

No instruments were recognized at fair value on a recurring basis as of December 31, 2010. We use an income approach to value assets and liabilities for outstanding interest rate swaps. These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates. The determination of the fair values above incorporates various factors, including the impact of the counterparty’s non-performance risk with respect to the Company’s financial assets and the Company’s non-performance risk with respect to the Company’s financial liabilities. The Company has not elected to offset the fair value amounts recognized for multiple derivative instruments executed with the same counterparty, but report them gross on its consolidated balance sheets.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Refer to Note 11 for further discussion of the Company’s use of derivative instruments and their fair values.

Note 13—Commitments and Contingencies

Operating Leases—The Company leases office space in countries it operates. The future minimum lease payments under the noncancelable operating leases with lease terms in excess of one year are as follows:

(In thousands)
Years ending December 31,
2012	$889
2013	658
2014	671
2015	241
2016	—
Thereafter	—

Total future minimum lease payments	$2,459

During the years ended December 31, 2011, 2010 and 2009, rent expense was $1.1 million, $0.6 million and $0.3 million, respectively.

Commitments—As of December 31, 2011 and 2010, Pacific Drilling had no material commitments other than commitments related to deepwater drillship construction purchase commitments discussed in Note 3.

Contingencies—The Company may be the subject of certain claims and lawsuits occurring in the normal course of business. No pending or known threatened claims, actions or proceedings against us are expected to have a material adverse effect on our consolidated financial position, results of operations and cash flows.

On November 9, 2010, Pacific Drilling entered into a drilling contract for the Pacific Bora with a wholly-owned Nigerian subsidiary of Chevron, Star Deepwater Petroleum Ltd. (“SDWPL”). Under the contract terms, SDWPL will reimburse Pacific Drilling for up to $30 million in capital upgrades. At the end of the contract, Pacific Drilling is obligated to refund a portion of these costs. The amount of refund is dependent upon the timing of the expiration of the drilling contract. If the contract ends on the initial primary term of three years, Pacific Drilling will refund SDWPL 50% of the capital upgrades cost. For each year the contract is extended beyond the initial primary term, the amount refunded is reduced by 10%. As of December 31, 2011 and 2010, Pacific Drilling has recorded a $4.0 million liability for costs of upgrades incurred and billed to SDWPL through those dates. If the contract is extended, Pacific Drilling will record the resulting gain contingency to reimbursable revenues in future periods.

We maintain loss of hire insurance that becomes effective 45 days after an accident or major equipment failure covered by hull and machinery insurance, resulting in a downtime event and extends for 180 days. In the third quarter 2011, the Pacific Scirocco underwent repairs and upgrades to ensure engine reliability, which was a covered event under our loss of hire policy that resulted in the $18.5 million of loss of hire insurance recovery recognized for the year ended December 31, 2011.

Note 14—Retirement Plan

Pacific Drilling sponsors a defined contribution retirement plan covering substantially all U.S. employees (the “U.S. Savings Plan”) and an international savings plan (the “International Savings Plan”). Under the U.S.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Savings Plan, the Company matches 100% of employee contributions (limited to $16,500 or, for employees age 50 or over, $22,000) up to 6% of eligible compensation per participant. Under the International Savings Plan, we contribute 6% of base income (limited to $15,000 per participant). During the years ended December 31, 2011, 2010 and 2009, our total employer contributions to both plans amounted to $2.8 million, $0.5 million and $0.1 million, respectively.

Note 15—Concentrations of Credit and Market Risk

Pacific Drilling has a concentration of customers in the offshore drilling industry, which exposes us to a concentration of credit risk within a single industry. Financial instruments that potentially subject Pacific Drilling to credit risk are primarily cash equivalents and restricted cash. At times, cash equivalents may be in excess of FDIC insurance limits. Management assesses the exposure to credit risk on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. Pacific Drilling currently does not require collateral in respect of financial assets. Our current customers are Chevron, Total and Petrobras. During the year ended December 31, 2011, all of our revenues were earned from Chevron. During the years ended December 31, 2010 and 2009, the Company did not recognize revenue.

Note 16—Related-Party Transactions

As presented in our consolidated financial statements and described in Note 4, the Company entered into promissory note agreements with TPDI and Transocean to fund TPDI. The promissory notes accrued interest at LIBOR plus 2% per annum. During the years ended December 31, 2011, 2010 and 2009, the Company recorded related-party interest income from the Joint Venture of $0.5 million, $2.0 million and $2.1 million on the promissory notes, respectively. As of December 31, 2011 and 2010, promissory notes to the Joint Venture were $0 and $139.9 million, respectively. As of December 31, 2011 and 2010, the accrued interest receivable on these promissory notes was $0 and $5.5 million, respectively.

As presented on our consolidated financial statements and described in notes 8 and 9, Pacific Drilling had a related-party loan payable. On December 31, 2010, the Quantum Pacific Group was assigned all outstanding principal and accrued interest of the loan from Winter Finance, which was then converted into 1,115,761 shares of Pacific Drilling. During the year ended December 31, 2011, Pacific Drilling borrowed $142.2 million. On March 23, 2011, all outstanding related–party loan principal and accrued interest, in the amount of $142.8 million, was converted into equity of Pacific Drilling Limited.

The Company executed a noncancelable operating lease in September 2009 for office space in Singapore for a period of 28 months with Tanker Pacific Management (Singapore) PTE Ltd. (“Tanker Pacific”), which may be considered an affiliated company. During the years ended December 31, 2011, 2010 and 2009, rent expense under this lease was $0.3 million, $0.3 million and $0.2 million, respectively. The Company also has an agreement with Tanker Pacific for the use of the services of certain Tanker Pacific employees on an ad hoc basis. During the years ended December 31, 2011, 2010 and 2009, expenses for the services of Tanker Pacific employees used by the Company under this arrangement were $0.3 million, $0.5 million and $1.1 million, respectively.

On March 30, 2011, we transferred our equity interest in TPDI, including promissory notes, to a subsidiary of the Quantum Pacific Group. We did not receive any consideration for the transfer. In connection with the TPDI Transfer, we entered into a management agreement pursuant to which we provide day-to-day oversight and management services with respect to the Quantum Pacific Group’s equity interest in TPDI for a fee of $4,000 per drillship per day, or $8,000 per day. Unless terminated earlier in accordance with its terms, the management

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

agreement will remain in full force and effect in perpetuity. During the years ended December 31, 2011, 2010 and 2009, management fee income of $2.2 million, $0 and $0, respectively, was recorded in other income (expense) within our consolidated statements of operations. As of December 31, 2011 and 2010, $0.7 million and $0 due from Quantum Pacific Group is included in accounts receivable.

The joint venture agreements relating to TPDI provide Quantum Pacific Group with a put option that allows it to exchange its 50% interest in TPDI for shares of Transocean Ltd. or cash at a purchase price based on an appraisal of the fair value of the two vessels owned by TPDI, subject to various customary adjustments. In conjunction with the TPDI Transfer and a related amendment to the Original Project Facilities Agreement, a subsidiary of the Quantum Pacific Group guaranteed to the lenders that any proceeds from the exercise of the put option relating to the equity interest in TPDI will be used to prepay or secure the Project Facilities Agreement. In consideration for this guarantee, we agreed to pay the Quantum Pacific Group a fee of 0.25% per annum on the outstanding borrowings on the Project Facilities Agreement. During the years ended December 31, 2011, 2010 and 2009, guarantee fees of $1.9 million, $0 and $0, respectively, were incurred of which $1.5 million, $0 and $0, respectively, were recorded to property and equipment as capitalized interest costs. As of December 31, 2011 and 2010, $0.8 million and $0 due to Quantum Pacific Group is included in accrued interest payable.

We have marketing and logistic services agreements with Derotech, a Company which may be considered an affiliate. During the years ended December 31, 2011, 2010 and 2009, we incurred fees of $3.1 million, $0.2 million and $0 under the marketing and logistic services agreements, respectively.

In connection with the Pacific Bora and Pacific Santa Ana contracts with Chevron, the Quantum Pacific Group has guaranteed, subject to certain excuses from guarantee, prompt and proper performance by us of all obligations under the drilling contract. The Quantum Pacific Group guarantee to Chevron includes any payments due to Chevron, indemnification with respect to certain intellectual property, satisfaction of any patent infringement judgment and a provision to substitute a drilling unit if one is available on substantially similar terms and the Pacific Santa Ana or the Pacific Bora is rendered unavailable.

On November 16, 2011, we entered into a registration rights agreement with regard to the 150,000,000 common shares currently owned by our controlling shareholder and affiliate, Quantum Pacific Group, as well as any shares that Quantum Pacific Group purchases in the future.

Note 17—Segments and Geographic Areas

Pacific Drilling is engaged in offshore contract drilling operations in international locations, with the operation and management of our ultra-deepwater drillships. Our primary business is to contract our drillships, related equipment and work crews primarily on a dayrate basis. We specialize in technically demanding segments of the offshore drilling business with a focus on deepwater drilling services.

Although we operate in many geographic locations, there is a similarity of economic characteristics among all of our locations, including the nature of services provided and the type of customers. Our drillships are part of a single, global market for contract drilling services and can be redeployed globally due to changing demands. We intend to evaluate the performance of our operating segments based on revenues from external customers and operating profit by rig. The consolidation of our operating segments into one reportable segment is attributable to how we manage our business. The accounting policies of our operating segments are the same as those described in the summary of significant accounting policies (Note 2).

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

At December 31, 2011, the Pacific Bora and the Pacific Scirocco were located offshore Nigeria, the Pacific Mistral was located offshore Brazil and the Pacific Santa Ana was located offshore South Korea. During the year ended December 31, 2011, all of our revenues were earned in Nigeria.

Note 18—Earnings per Share

On March 11, 2011 Pacific Drilling S.A. was formed by Quantum as a Luxembourg company with a share capital of 50,000 common shares. On March 30, 2011 the Board of Pacific Drilling S.A. resolved to split the 50,000 incorporation common shares into 5,000,000 common shares. Further, Pacific Drilling S.A. issued 145,000,000 common shares to Quantum Pacific (Gibraltar) Limited, a wholly owned subsidiary of Quantum, to become the indirect shareholder of all issued Pacific Drilling Limited common shares.

In computing earnings per common share, the reported share and per share amounts for the year ended December 31, 2010 and 2009 has been retrospectively restated to reflect the Restructuring that occurred on March 30, 2011. The following reflects the income and the share data used in the basic and diluted earnings per share computations:

	Years Ended December 31,
	2011	2010	2009
	(in thousands, except share data)
Net (loss) income	$(2,903)	$37,299	$(2,283)
Weighted average number of common shares outstanding, basic and diluted	195,447,944	150,000,000	150,000,000

(Loss) earnings per common share, basic and diluted	$(0.01)	$0.25	$(0.02)

For the year ended December 31, 2011, the computation of diluted earnings per common share excludes shares of potentially dilutive common shares related to stock options and restricted stock units because their effects are anti-dilutive. For the years ended December 31, 2010 and 2009, the computation of diluted earnings per common share excludes shares of potentially dilutive common shares related to stock options because the Company anticipated settling those stock options in cash.

Note 19—Supplemental Cash Flow Information

During the year ended December 31, 2011 we paid $3.0 million of interest, net of amounts capitalized, on the Bora Term Loan. During the years ended December 31, 2010 and 2009, all amounts paid for interest were capitalized. During the years ended December 31, 2011, 2010 and 2009, we paid income taxes of $0.5 million, $0 and $0, respectively.

Capital expenditures in our consolidated statements of cash flows include the effect of changes in accrued capital expenditures, which are capital expenditures that were accrued but unpaid at period end. We have included these amounts in accounts payable and accrued expenses in our consolidated balance sheets as of December 31, 2011 and 2010. During the years ended December 31, 2011, 2010 and 2009, capital expenditures excludes the effects of changes in accrued capital expenditures of $7.6 million, $11.6 million, and $0 in our consolidated statements of cash flows.

During the years ended December 31, 2011, 2010 and 2009, unpaid interest expense and non-cash amortization of deferred financing costs totaling $7.0 million, $70.8 million and $43.9 million, respectively, were capitalized to property and equipment. Accordingly, these amounts are excluded from capital expenditures in our consolidated statements of cash flows for the years ended December 31, 2011, 2010 and 2009.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Note 20—Liquidity

The Company’s liquidity requirements relate to ongoing significant funding investments in the newbuild ultra-deepwater drillships, servicing debt, funding working capital requirements and maintaining adequate cash reserves to mitigate the effects of fluctuations in operating cash flows.

As of December 31, 2011, the Company has taken delivery of four of its ultra-deepwater drillships. For each of those four ultra-deepwater drillships, the Company has secured drilling contracts. Additionally, the Pacific Bora, the Pacific Scirocco and the Pacific Mistral commenced drilling operations on August 26, 2011, December 31, 2011 and February 6, 2012 and we expect the Pacific Santa Ana to commence drilling operations in the second quarter of 2012.

Primary sources of funds for the Company’s short-term liquidity needs will be cash flow from operations and available cash balances. The Company’s liquidity needs fluctuate depending on a number of factors, including, among others, demand for services, dayrates received and operating costs.

The Company believes that our cash on hand, including proceeds from the Senior Unsecured Bonds disclosed in Note 21, and cash flows from operations will provide sufficient liquidity over the next twelve months to fund the Company’s working capital needs, debt repayments and anticipated capital expenditures, including progress payments for the Company’s ultra-deepwater drillship construction projects.

The Company’s ability to meet long-term liquidity requirements will depend in large part on our future performance that is subject to many factors beyond our control, as well as our ability to secure additional financing for our ultra-deepwater construction projects, which is uncommitted at this time.

Note 21—Subsequent Events

On February 6, 2012, the Pacific Mistral entered service in Brazil under a three-year contract with a subsidiary of Petrobras.

In February 2012, the company recognized an additional $23.7 million in loss of hire insurance recovery related to the Pacific Scirocco.

In February 2012, we completed a private placement of $300 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds (the “Senior Unsecured Bonds”) due in 2015 to eligible purchasers. The bonds bear interest at 8.25% per annum, payable semiannually on February 23 and August 23 of each year and mature on February 23, 2015.

In March 2012, we exercised our option and entered into an agreement with SHI for the construction of our seventh drillship, which we expect to be delivered in the second quarter of 2014.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF PACIFIC DRILLING S.A.

(PARENT ONLY)

Statement of Operations

(in thousands, except share and per share information)

For the period March 11, 2011 (inception) to December 31, 2011
General and administrative expenses	$(1,295)

Operating loss	(1,295)
Equity in losses of subsidiaries	(10,757)
Other income	14

Net loss	$(12,038)

Loss per common share attributable to common stockholders, basic and diluted	$(0.06)

Weighted average number of common shares, basic and diluted	210,321,818

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF PACIFIC DRILLING S.A.

(PARENT ONLY)

Statement of Comprehensive Income (Loss)

(in thousands)

For the period March 11, 2011 (inception) to December 31, 2011
Net loss	$(12,038)
Other comprehensive income (loss):
Unrecognized loss on derivative instruments	(62,086)
Reclassification adjustment for loss on derivative instruments realized in net income	1,802

Total other comprehensive loss	(60,284)

Total comprehensive loss	$(72,322)

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF PACIFIC DRILLING S.A.

(PARENT ONLY)

Balance Sheet

(in thousands, except share amounts)

December 31, 2011
Assets:
Cash and cash equivalents	$7,226
Prepaid expenses and other current assets	61

Total current assets	7,287

Investment in subsidiary	2,277,787
Other assets	76

Total assets	$2,285,150

Liabilities and shareholders’ equity:
Amount due to subsidiary	$10,509
Accounts payable	259
Accrued expenses	309

Total current liabilities	11,077

Shareholders’ equity:

Common shares, $0.01 par value, 5,000,000,000 shares authorized, 224,100,000 shares issued and 216,900,000 outstanding as of December 31, 2011	2,169
Additional paid-in capital	2,344,226
Accumulated other comprehensive loss	(60,284)
Accumulated deficit	(12,038)

Total shareholders’ equity	2,274,073

Total liabilities and shareholders’ equity	$2,285,150

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF PACIFIC DRILLING S.A.

(PARENT ONLY)

Statement of Cash Flows

(in thousands)

For the period March 11, 2011 (inception) to December 31, 2011
Cash flow from operating activities:
Net loss	$(12,038)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in losses of subsidiaries	(10,757)
Share-based compensation expense	10
Changes in operating assets and liabilities:
Other assets	(76)
Prepaid expenses and other current assets	(61)
Accounts payable and accrued expenses	568
Amount due to subsidiary	10,509

Net cash used in operating activities	(11,845)

Cash flow from investing activities:
Capital contributions to consolidated subsidiaries	(606,745)

Net cash used in investing activities	(606,745)

Cash flow from financing activities:
Issuance of common shares	625,816

Net cash provided by financing activities	625,816

Increase in cash and cash equivalents	7,226
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$7,226

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENT

Unaudited Pro Forma Condensed Consolidated Financial Statement

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2011 have been derived from the audited historical consolidated financial statements of Pacific Drilling S.A. (“Pacific Drilling,” “the Company,” “we,” “us,” or “our”) included elsewhere in this annual report, as if the Company’s equity interest in Transocean Pacific Drilling Inc. (“TPDI”) was assigned to a subsidiary of the Quantum Pacific Group as of January 1, 2011.

The pro forma adjustments are based on available information and include assumptions that we believe are reasonable, which are described in the accompanying notes.

These unaudited pro forma condensed consolidated financial statement is not necessarily indicative of the operating results that would have been achieved had the assignment of TPDI been completed as of the date indicated or of the operating results that may be obtained in the future. This unaudited pro forma condensed consolidated financial statement and the accompanying notes should be read together with our audited consolidated financial statements as of and for the year ended December 31, 2011.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

(in thousands, except share and per share amounts)

Year Ended December 31, 2011

	As Reported	Pro Forma Adjustments		Pro Forma
Revenues
Contract drilling	$65,431	$—		$65,431
Costs and expenses
Contract drilling	(32,142)	—		(32,142)
General and administrative expenses	(52,614)	—		(52,614)
Depreciation expense	(11,619)	—		(11,619)

	(96,375)	—		(96,375)

Loss of hire insurance recovery	18,500	—		18,500

Operating loss	(12,444)	—		(12,444)
Other income (expense)
Equity in earnings of Joint Venture	18,955	(18,955	)(a)	—
Interest income from Joint Venture	495	(495	)(b)	—
Interest expense	(10,384)	305	(c)	(10,079)
Other income	3,675	—		3,675

Income (loss) before income taxes	297	(19,145)		(18,848)
Income tax expense	(3,200)	—		(3,200)

Net loss	$(2,903)	$(19,145)		$(22,048)

Loss per common share, basic and diluted	$(0.01)	$(0.10)		$(0.11)

Weighted average number of common shares, basic and diluted	195,447,944	195,447,944		195,447,944

See accompanying notes to the unaudited pro forma condensed consolidated financial statement.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statement

(a)	Reflects the pro forma elimination of our equity method share of earnings from Joint Venture.

(b)	Reflects the pro forma elimination of interest income on notes receivable from Joint Venture.

(c)	Reflects the pro forma elimination of interest expense incurred on a letter of credit agreement with Transocean directly related to the Joint Venture.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Transocean Pacific Drilling Inc.

We have audited the accompanying consolidated balance sheets of Transocean Pacific Drilling Inc. (the “Company”) as of March 31, 2011 and December 31, 2010 and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity (deficit), and cash flows for the three months ended March 31, 2011 and for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transocean Pacific Drilling Inc. at March 31, 2011 and December 31, 2010, and the consolidated results of its operations and its cash flows for the three months ended March 31, 2011 and for the years ended December 31, 2010 and 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the December 31, 2010 and 2009 financial statements have been restated to correct the presentation of restricted cash in the balance sheet and statement of cash flows and the classification of amounts within other comprehensive income (loss).

/s/ Ernst & Young LLP

Houston, Texas

March 5, 2012

TRANSOCEAN PACIFIC DRILLING INC.

Consolidated Statements of Operations

(In thousands)

	Three months ended March 31, 2011	Years ended December 31,
		2010	2009
Operating revenues
Contract drilling revenues	$90,414	$304,092	$57,025

Cost and expenses
Operating and maintenance	22,157	79,405	22,730
Operating and maintenance—affiliates	3,299	12,213	2,896
Depreciation	9,917	35,688	8,571
General and administrative	121	226	1,480
(Gain) loss on disposal of assets	(2)	1,682	—

	35,492	129,214	35,677

Operating income	54,922	174,878	21,348

Other income (expense)
Interest expense, net	(13,958)	(52,762)	(10,706)
Other	(99)	(138)	(448)

	(14,057)	(52,900)	(11,154)

Income before income taxes	40,865	121,978	10,194

Income tax expense	4,166	13,715	2,437

Net income	$36,699	$108,263	$7,757

See accompanying notes.

TRANSOCEAN PACIFIC DRILLING INC.

Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Three months ended March 31, 2011	Years ended December 31,
		2010	2009
		(Restated)	(Restated)
Net income	$36,699	$108,263	$7,757

Other comprehensive income (loss)
Unrecognized gain (loss) on derivative instruments	1,439	(57,979)	(4,768)
Reclassification adjustment for loss on derivative instruments realized in net income	5,991	23,079	12,753

Other comprehensive income (loss), net of income taxes	7,430	(34,900)	7,985

Total comprehensive income	$44,129	$73,363	$15,742

See accompanying notes.

TRANSOCEAN PACIFIC DRILLING INC.

Consolidated Balance Sheets

(In thousands, except share data)

	March 31, 2011	December 31, 2010
		(Restated)
Assets
Cash and cash equivalents	$26,227	$70,457
Short-term restricted cash	24,508	23,333
Accounts receivable
Trade and other	117,093	85,703
Affiliates	1,006	290
Materials and supplies, net	21,948	20,071
Prepayments and other current assets	2,697	4,103

Total current assets	193,479	203,957

Property and equipment	1,475,160	1,474,988
Less accumulated depreciation	53,945	44,027

Property and equipment, net	1,421,215	1,430,961

Other assets	8,957	11,064

Total assets	$1,623,651	$1,645,982

Liabilities and shareholders’ equity (deficit)
Accounts payable
Trade	$10,069	$10,640
Affiliates	67,182	74,789
Debt due to affiliate within one year	70,000	70,000
Debt due to third parties within one year	70,000	70,000
Interest payable	24,025	22,137
Other current liabilities	33,746	35,403

Total current liabilities	275,022	282,969

Long-term debt to affiliates	750,959	768,459
Long-term debt to third party	455,000	490,195
Deferred income taxes	183	163
Other long-term liabilities	9,868	15,706

Total long-term liabilities	1,216,010	1,274,523

Common stock, $0.01 par value, 50,000 shares authorized, issued, fully paid and outstanding at March 31, 2011 and December 31, 2010	1	1
Additional paid-in capital	1,743	1,743
Accumulated other comprehensive loss	(19,485)	(26,915)
Retained earnings	150,360	113,661

Total shareholders’ equity	132,619	88,490

Total liabilities and shareholders’ equity	$1,623,651	$1,645,982

See accompanying notes.

TRANSOCEAN PACIFIC DRILLING INC.

Consolidated Statements of Shareholders’ Equity (Deficit)

(In thousands, except for shares)

	Common stock		Additional paid-in capital	Accumulated other comprehensive income/(loss)	Retained earnings (accumulated deficit)	Total shareholders’ equity (deficit)
	Shares	Amount
Balance at December 31, 2008	50,000	$1	$1,743	$—	$(2,359)	$(615)

Net income		—	—	—	7,757	7,757
Other comprehensive income		—	—	7,985	—	7,985

Balance at December 31, 2009	50,000	$1	$1,743	$7,985	$5,398	$15,127

Net income		—	—	—	108,263	108,263
Other comprehensive loss		—	—	(34,900)	—	(34,900)

Balance at December 31, 2010	50,000	$1	$1,743	$(26,915)	$113,661	$88,490

Net income		—	—	—	36,699	36,699
Other comprehensive income		—	—	7,430	—	7,430

Balance at March 31, 2011	50,000	$1	$1,743	$(19,485)	$150,360	$132,619

See accompanying notes.

TRANSOCEAN PACIFIC DRILLING INC.

Consolidated Statements of Cash Flows

(In thousands)

	Three months ended March 31, 2011	Years ended December 31,
		2010	2009
		(Restated)
Operating activities
Net income	$36,699	$108,263	$7,757
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	9,917	35,688	8,571
Deferred income tax	20	373	(210)
(Gain) loss from disposals of assets, net	(2)	1,682	—
Other, net	1,498	3,189	(254)
Changes in operating assets and liabilities:
Restricted cash—interest	(1,175)	—	—
Account receivable and other current assets	(32,574)	(22,447)	(82,158)
Other assets	11	214	(532)
Accounts payable and accrued liabilities	1,523	19,186	9,320
Income tax receivable / payable	1,614	(4,881)	2,648
Other long-term liabilities	(203)	2,296	5,286
Receivable from / payable to affiliates, net	3,407	43,055	8,772

Net cash provided by (used in) operating activities	20,735	186,618	(40,800)

Investing activities
Capital expenditures	(12,270)	(64,913)	(591,132)

Net cash used in investing activities	(12,270)	(64,913)	(591,132)

Financing activities
Proceeds from restricted cash investments	52,695	105,000	—
Deposits to restricted cash investments	(52,695)	(128,333)	—
Proceeds from short-term affiliate debt	—	—	—
Repayment of short-term affiliate debt	(17,500)	(52,500)	—
Repayment of short-term third-party debt	(35,195)	(52,500)	—
Proceeds from long-term affiliate debt	—	31,478	350,573
Proceeds from long-term third-party debt	—	31,479	292,768

Net cash (used in) provided by financing activities	(52,695)	(65,376)	643,341

Net (decrease) increase in cash and cash equivalents	(44,230)	56,329	11,409
Cash and cash equivalents at beginning of period	70,457	14,128	2,719

Cash and cash equivalents at end of period	$26,227	$70,457	$14,128

See accompanying notes.

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements

Note 1—Nature of Operations

Transocean Pacific Drilling Inc. (and together with its consolidated subsidiaries, the “Company”, “we”, “us”, or “our”), a British Virgin Islands joint venture company having its registered office at Walkers Chambers, P.O. Box 92, Road Town, Tortola, British Virgin Islands, was incorporated on October 5, 2007 by Pacific Drilling Limited, a Liberian corporation (“PDL”), whose ultimate parent is Gladebrooke Holdings Limited. On October 18, 2007 (“Inception”), Transocean Offshore International Ventures Limited (“TOIVL”) acquired a 50 percent interest in the Company from PDL to form a joint venture for the purpose of, either directly or through its subsidiaries, constructing, owning, operating and chartering two ultra-deepwater drillships (together, the “Drilling Rigs”) named Dhirubhai Deepwater KG1 (“KG1”) and Dhirubhai Deepwater KG2 (“KG2”). In January 2008, TOIVL approved the transfer of its equity in the joint venture to a wholly-owned subsidiary, Transocean Pacific Drilling Holdings Limited (“TPDHL”), a Cayman Islands company whose ultimate parent is Transocean Ltd. (together with PDL, the “Shareholders”). Beginning on October 18, 2010, PDL had the right to exchange its interest in the Company for Transocean Ltd. shares or cash at a purchase price based on an appraisal of the fair value of the Drilling Rigs subject to certain adjustments. On March 30, 2011, PDL transferred all of its interest in the Company to Quantum Pacific Management Limited (“Quantum”), an affiliate of PDL and a Cyprus corporation, whose ultimate parent is Gladebrooke Holdings Limited. See Note 6—Related Party Transactions.

Since its inception, the Company has devoted substantial efforts to designing, engineering and contracting with shipyards and vendors and has entered into various construction management agreements with TOIVL and its affiliates, in connection with the construction of the Drilling Rigs (see Note 6—Related Party Transactions). The KG1 started operating in July 2009 and the KG2 started operating in March 2010.

Funding for the Company, as provided for in the Shareholders’ Agreement (see Note 6—Related Party Transactions), requires that the Shareholders each provide capital or loans to the Company. To the extent expenditures are not funded by third-party indebtedness, the shareholders are to fund in proportion to their respective ownership (1) all expenditures required to be made under various management services agreements (see Note 6—Related Party Transactions), (2) any performance guarantees, surety bonds or letters of credit, (3) an adequate level of working capital for the Company, and (4) additional requirements as agreed to by the Shareholders. Prior to Inception, capital expenditure commitments were funded by PDL. At Inception, the Shareholders issued promissory notes to the Company for the funding of capital expenditures (see Note 4—Interest-bearing Loans and Borrowings and Note 6—Related Party Transactions). As of March 31, 2011, the amounts required to fund capital expenditures have been provided through a combination of loans made in accordance with the Shareholders’ Agreement and third-party indebtedness.

Note 2—Summary of Significant Accounting Policies

Accounting estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States (“U.S.”) requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and assumptions, including those related to our allowance for doubtful accounts, materials and supplies obsolescence, property and equipment, income taxes, and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Fair value measurements—We estimate fair value at a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for the asset or

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

liability. Our valuation techniques require inputs that we categorize using a three-level hierarchy, from highest to lowest level of observable inputs, as follows: (1) unadjusted quoted prices for identical assets or liabilities in active markets (“Level 1”), (2) direct or indirect observable inputs, including quoted prices or other market data, for similar assets or liabilities in active markets or identical assets or liabilities in less active markets (“Level 2”) and (3) unobservable inputs that require significant judgment for which there is little or no market data (“Level 3”). When multiple input levels are required for a valuation, we categorize the entire fair value measurement according to the lowest level of input that is significant to the measurement even though we may have also utilized significant inputs that are more readily observable.

Principles of consolidation—We consolidate entities in which we have a majority voting interest and entities that meet the criteria for variable interest entities for which we are deemed to be the primary beneficiary for accounting purposes. We eliminate intercompany transactions and accounts in consolidation. We apply the equity method of accounting for investments in entities when we have the ability to exercise significant influence over an entity that (a) does not meet the variable interest entity criteria or (b) meets the variable interest entity criteria, but for which we are not deemed to be the primary beneficiary. We apply the cost method of accounting for investments in other entities if we do not have the ability to exercise significant influence over the unconsolidated affiliate.

Cash and cash equivalents—Cash equivalents are highly liquid debt instruments with original maturities of three months or less that may include time deposits with commercial banks that have high credit ratings, U.S. Treasury and government securities, Eurodollar time deposits, certificates of deposit and commercial paper. We may also invest excess funds in no-load, open-end, management investment trusts (“management trusts”). The management trusts invest exclusively in high-quality money market instruments.

Restricted cash—Restricted cash is a cash item which is restricted as to withdrawal or usage.

Accounts receivable—Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts.

Allowance for doubtful accounts—We establish an allowance for doubtful accounts on a case-by-case basis, considering changes in the financial position of a major customer, when we believe the required payment of specific amounts owed is unlikely to occur. We derive a majority of our revenues from services to international oil companies and government-owned or government-controlled oil companies. We evaluate the credit quality of our customers on an ongoing basis, and we do not generally require collateral or other security to support customer receivables. This allowance was zero at March 31, 2011 and December 31, 2010.

Materials and supplies—Materials and supplies are carried at average cost less an allowance for obsolescence. Such allowance was $121 thousand and $218 thousand at March 31, 2011 and December 31, 2010, respectively.

Property and equipment—Property and equipment, consisting primarily of offshore drilling rigs and related equipment, represented approximately 88 percent of our total assets at March 31, 2011. The carrying amounts of these assets are based on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values of our rigs. These estimates, assumptions and judgments reflect both historical experience and expectations regarding future industry conditions and operations. We compute depreciation using the straight-line method after allowing for salvage values. We capitalize expenditures for renewals, replacements and improvements, and we expense maintenance and repair costs as incurred. Upon sale or other disposition of an asset, we recognize a net gain or loss on disposal of the asset, which is measured as the difference between the net carrying amount of the asset and the net proceeds received.

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

Estimated original useful lives for the Drilling Rigs are 35 years and machinery and equipment from five to 12 years. From time to time, we may review the estimated remaining useful lives of our drilling units, and we may extend the useful life when events and circumstances indicate a drilling unit can operate beyond its remaining useful life.

Long-lived assets—We review the carrying amounts of long-lived assets for potential impairment when events occur or circumstances change that indicate that the carrying value of such assets may not be recoverable.

Operating revenues and expenses—We recognize operating revenues as they are earned, based on average daily rates over the primary contract term or based on a fixed-price. In connection with drilling contracts, we may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to rigs. In connection with new drilling contracts, revenues earned and incremental costs incurred directly related to contract preparation and mobilization are deferred and recognized over the primary contract term of the drilling project using the straight-line method. Our policy to amortize the fees related to contract preparation, mobilization and capital upgrades on a straight-line basis over the estimated firm period of drilling is consistent with the general pace of activity, level of services being provided and dayrates being earned over the life of the contract. For contractual daily rate contracts, we account for loss contracts as the losses are incurred. Costs of relocating drilling units without contracts to more promising market areas are expensed as incurred. Upon completion of drilling contracts, any demobilization fees received are reported in income, as are any related expenses. Capital upgrade revenues received are deferred and recognized over the primary contract term of the drilling project. The actual cost incurred for the capital upgrade is depreciated over the estimated remaining useful life of the asset. We incur periodic survey and drydock costs in connection with obtaining regulatory certification to operate our rigs on an ongoing basis. Costs associated with these certifications are deferred and amortized on a straight-line basis over the period until the next survey.

Capitalized interest—We capitalize interest costs for qualifying construction and upgrade projects. We capitalized interest costs on construction work in progress of zero, $5 million and $34 million for the three months ended March 31, 2011 and for the years ended December 31, 2010 and 2009, respectively.

Derivative instruments and hedging activities—From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to variability in foreign exchange rates and interest rates. We record derivatives on our consolidated balance sheet, measured at fair value. For derivatives that do not qualify for hedge accounting, we recognize the gains and losses associated with changes in the fair value in current period earnings. See Note 5—Derivatives and Hedging and Note 8—Financial Instruments and Risk Concentration.

We may enter into cash flow hedges to manage our exposure to variability of the expected future cash flows of recognized assets or liabilities or of unrecognized forecasted transactions. For a derivative that is designated and qualifies as a cash flow hedge, we initially recognize the effective portion of the gains or losses in other comprehensive income (loss) and subsequently recognize the gains and losses in earnings in the period in which the hedged forecasted transaction affects earnings. We recognize the gains and losses associated with the ineffective portion of the hedges in interest expense in the period in which they are realized.

We may enter into fair value hedges to manage our exposure to changes in fair value of recognized assets or liabilities, such as fixed-rate debt, or of unrecognized firm commitments. For a derivative that is designated and qualifies as a fair value hedge, we simultaneously recognize in current period earnings the gains or losses on the derivative along with the offsetting losses or gains on the hedged item attributable to the hedged risk. The resulting ineffective portion, which is measured as the difference between the change in fair value of the derivative and the hedged item, is recognized in current period earnings. See Note 5—Derivatives and Hedging and Note 8—Financial Instruments and Risk Concentration.

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

Foreign currency—The majority of our revenues and expenditures are denominated in U.S. dollars to limit our exposure to foreign currency fluctuations, resulting in the use of the U.S. dollar as the functional currency for all of our operations. Foreign currency exchange gains and losses are primarily included in other income (expense) as incurred. We had net foreign currency exchange losses of $105 thousand, $145 thousand and $452 thousand for the three months ended March 31, 2011 and for the years ended December 31, 2010 and 2009, respectively.

Income taxes—The Company is a British Virgin Islands (“BVI”) company and our earnings are not subject to income tax in BVI because the country does not levy tax on corporate income. Currently business is conducted through our subsidiaries with offices based in India. We have provided for income taxes based upon the tax laws and rates in the countries in which operations are conducted and income is earned.

Taxes Collected from Customers and Remitted to Governmental Authorities—The Company reports service taxes collected from customers and remitted to governmental authorities on a net basis. Certain operating activities are subject to service taxes of 10.3 percent on revenues earned from our customers. The amount of service tax incurred is excluded from contract drilling revenues and operating and maintenance expenses on our consolidated statements of operations. Unremitted service tax collected from our customers is reported in other current liabilities on our consolidated balance sheets.

Fair value of derivative financial instruments—To determine the fair value of derivative financial instruments, the Company discounts projected cash flows as of the measurement date using significant observable market data, including mid-market rates for the forward USD-LIBOR curve consisting of short-term cash rates, Eurodollar futures, treasury yields, and swap spreads. In addition, for fair value adjusted credit risk, the Company applies credit spreads to the discount factors, applying a weighted-average credit spread prevailing on the third party debt if the derivative is a liability. If the derivative is an asset, the credit risk adjustment is based on the credit quality of each respective counterparty. To determine the credit adjustment necessary for its affiliate, TOIVL, the Company applies the credit spreads prevailing on third-party debt agreements with this entity.

Subsequent events— We evaluate subsequent events through the date our financial statements are available to be issued. For the three months ended March 31, 2011, we have evaluated subsequent events through March 5, 2012. See Note 11—Subsequent Events.

Recently adopted accounting pronouncements

Fair value measurements and disclosures—Effective January 1, 2011, we adopted the remaining provisions of the accounting standards update that clarified existing disclosure requirements and introduced additional disclosure requirements for fair value measurements. The update required entities to separately disclose information about purchase, sales, issuances, and settlements in the reconciliation of recurring Level 3 measurements on a gross basis. Our adoption did not have a material effect on the disclosures contained in our notes to condensed consolidated financial statements.

Note 3—Restatement of the Consolidated Financial Statements

We identified errors in the Consolidated Balance Sheet at December 31, 2010 due to the inclusion of restricted cash in the cash and cash equivalents balance. The error resulted in an overstatement of cash and cash equivalents of $23 million at December 31, 2010, an understatement of short-term restricted cash of $23 million, and an understatement of net cash used in financing activities of $23 million for the year ended December 31, 2010. The correction of this error resulted in the restatement of our previously reported Consolidated Financial Statements for year ended December 31, 2010.

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

In addition, we identified classification errors within two components of other comprehensive income (loss) before income taxes in the Consolidated Statements of Comprehensive Income for the years ended December 31, 2010 and 2009. We are restating the Consolidated Financial Statements for the years ended December 31, 2010 and 2009 to correct the classifications within other comprehensive income (loss) in the Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2010 and 2009 between unrecognized gain (loss) on derivative instruments and the reclassification adjustment for loss on derivative instruments realized in net income.

The effects of the restatements on our consolidated statement of comprehensive income for the year ended December 31, 2010 follow:

	Year ended December 31, 2010
(In thousands)	Previously Reported	Adjustments	Restated
Net income	$108,263	$—	$108,263

Other comprehensive income
Unrecognized loss on derivative instruments	(11,821)	(46,158)	(57,979)
Reclassification adjustment for loss on derivative instruments realized in net income	(23,079)	46,158	23,079

Other comprehensive loss, net of income taxes	(34,900)	—	(34,900)

Total comprehensive income	$73,363	$—	$73,363

The effects of the restatements on our consolidated statement of comprehensive income for the year ended December 31, 2009 follows:

	Year ended December 31, 2009
(In thousands)	Previously Reported	Adjustments	Restated
Net income	$7,757	$—	$7,757

Other comprehensive income
Unrecognized gain (loss) on derivative instruments	20,738	(25,506)	(4,768)
Reclassification adjustment for loss on derivative instruments realized in net income	(12,753)	25,506	12,753

Other comprehensive income, net of income taxes	7,985	—	7,985

Total comprehensive income	$15,742	$—	$15,742

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

The effects of the restatements on our asset section of consolidated balance sheet as of December 31, 2010 follows:

	December 31, 2010
(In thousands)	Previously Reported	Adjustments	Restated
Assets
Cash and cash equivalents	$93,790	$(23,333)	$70,457
Short-term restricted cash	—	23,333	23,333
Accounts receivable
Trade and other	85,703	—	85,703
Affiliates	290	—	290
Materials and supplies, net	20,071	—	20,071
Prepayments and other current assets	4,103	—	4,103

Total current assets	203,957	—	203,957

Property and equipment	1,474,988	—	1,474,988
Less accumulated depreciation	44,027	—	44,027

Property and equipment, net	1,430,961	—	1,430,961

Other assets	11,064	—	11,064

Total assets	$1,645,982	$—	$1,645,982

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

The effects of the restatements on our consolidated statement of cash flows for the year ended December 31, 2010 follows:

	Year ended December 31, 2010
(In thousands)	Previously Reported	Adjustments	Restated
Operating activities
Net income	$108,263	$—	$108,263
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	35,688	—	35,688
Deferred income tax	373	—	373
(Gain) loss from disposals of assets, net	1,682	—	1,682
Other, net	3,189	—	3,189
Changes in operating assets and liabilities:
Restricted cash—interest	—	—	—
Account receivable and other current assets	(22,447)	—	(22,447)
Other assets	214	—	214
Accounts payable and accrued liabilities	19,186	—	19,186
Income tax receivable / payable	(4,881)	—	(4,881)
Other long-term liabilities	2,296	—	2,296
Receivable from / payable to affiliates, net	43,055	—	43,055

Net cash provided by (used in) operating activities	186,618	—	186,618

Investing activities

Capital expenditures	(64,913)	—	(64,913)

Net cash used in investing activities	(64,913)	—	(64,913)

Financing activities

Proceeds from restricted cash investments	—	105,000	105,000
Deposits to restricted cash investments	—	(128,333)	(128,333)
Proceeds from short-term affiliate debt	—	—	—
Repayment of short-term affiliate debt	(52,500)	—	(52,500)
Repayment of short-term third-party debt	(52,500)	—	(52,500)
Proceeds from long-term affiliate debt	31,478	—	31,478
Proceeds from long-term third-party debt	31,479	—	31,479

Net cash (used in) provided by financing activities	(42,043)	(23,333)	(65,376)

Net increase (decrease) in cash and cash equivalents	79,662	(23,333)	56,329
Cash and cash equivalents at beginning of period	14,128	—	14,128

Cash and cash equivalents at end of period	$93,790	$(23,333)	$70,457

Note 4—Interest-bearing Loans and Borrowings

$1.265 billion Credit Facility—In October 2008, the Company entered into a credit agreement for a $1.265 billion secured credit facility, comprised of a $1.0 billion senior tranche and a $190 million junior tranche (the “Term Loan Facility”) as well as a $75 million revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility and the Revolving Credit Facility (together, the “Credit Facilities”) financed the construction of the Drilling Rigs which serve as security against outstanding debt. The Term Loan Facility senior

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

and junior tranches are both comprised of two equal tranches for the KG1 and KG2. TOIVL participates as a lender in the senior and junior tranches with a 50 percent commitment totaling $595 million in the aggregate. The Credit Facilities bore interest at LIBOR plus the margin of 1.60 percent until each drilling rig was accepted. Subsequent to the acceptance of the respective rig, the related tranches of the Term Loan Facility bear interest at a margin of 1.45 percent for the senior tranche and 2.25 percent for the junior tranche. Subsequent to acceptance of the KG2, the Revolving Credit Facility bears interest at a margin of 1.45 percent. The availability of any commitment amounts not borrowed under the Term Loan Facility ceased upon completion of construction of the Drilling Rigs. The Revolving Credit Facility remains available for the financing of general working capital needs throughout the term of the facility. The maximum amount available under the Revolving Credit Facility reduces to $35 million at December 2013 and to $15 million at December 2014, and at each commitment reduction date, the Company is required to repay any outstanding borrowings in excess of the reduced commitment amount. The senior tranche requires quarterly payments beginning in April 2010 and is due in full in March 2015. The junior tranche and the Revolving Credit Facility are due in full in March 2015. We are required to maintain certain cash balances, as defined in the loan agreement, to service the debt. At March 31, 2011 and December 31, 2010, the Company had $24.5 million and $23.3 million, respectively, of restricted cash classified as a current asset. The Credit Facilities have covenants that contain minimum liquidity requirements, a minimum debt service ratio and a maximum leverage ratio. The Credit Facilities may be prepaid in whole or in part without premium or penalty. At March 31, 2011, $1,050 million was outstanding under the Credit Facilities, of which $525 million was due to TOIVL, at a weighted-average interest rate of 1.90 percent, not including the effects of the cash flow hedges. At December 31, 2010, $1,103 million was outstanding under the Credit Facilities, of which $542 million was due to TOIVL, at a weighted-average interest rate of 1.89 percent, not including the effects of the cash flow hedges.

Promissory Notes—At Inception the Company entered into unsecured promissory note agreements (the “Promissory Notes”) with TOIVL and PDL for the purpose of funding the joint venture formation (see Note 6—Related Party Transactions). In October 2008, using borrowings under the Credit Facilities, the Company prepaid $441 million of outstanding Promissory Notes. In September 2009 and October 2009, additional promissory notes of $20 million and $54.5 million, respectively were issued to the Company. As of March 31, 2011 and December 31, 2010, $296 million in Promissory Notes were outstanding, $148 million of which was due to each of Quantum and TOIVL. As of March 31, 2011 and December 31, 2010, the Company deferred interest payments totaling $21.6 million and $18.6 million, respectively, and is classified as interest payable in our consolidated balance sheet. The weighted-average interest rate was 2.5 percent and 2.6 percent for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively. The components of the Company’s debt balances were as follows:

(In thousands)	March 31, 2011	December 31, 2010
Related party debt
Term loan facility due within one year—due to TOIVL	$70,000	$70,000

Total current debt to affiliates	70,000	70,000

Long-term term loan—due to TOIVL	454,999	472,499
Long-term promissory note—due to TOIVL	147,980	147,980

Total long-term due to TOIVL	602,979	620,479
Long-term promissory note—due to Quantum	147,980	147,980

Total long-term debt to affiliates	750,959	768,459

Third party debt
Term loan facility due within one year	70,000	70,000

Total current debt to third party	70,000	70,000

Long-term debt	455,000	490,195

Total long-term debt to third party	455,000	490,195

Total debt	$1,345,959	$1,398,654

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

The following table presents the carrying amounts of the Company’s debt along with the key terms and balances presented at face value of its debt agreements:

(In thousands)	Effective Interest Rate (%) at March 31, 2011	Final maturity	March 31, 2011	December 31, 2010
Current

$1.265 billion Credit Facility
$1 billion senior tranche—KG1	LIBOR + 1.45%	March 9, 2015	$35,000	$35,000
$1 billion senior tranche—KG2	LIBOR + 1.45%	March 9, 2015	35,000	35,000
$1 billion senior tranche—KG1 due to TOIVL	LIBOR + 1.45%	March 9, 2015	35,000	35,000
$1 billion senior tranche—KG2 due to TOIVL	LIBOR + 1.45%	March 9, 2015	35,000	35,000

Total current debt—$1.265 billion Credit Facility			$140,000	$140,000

Long-term

$1.265 billion Credit Facility
$1 billion senior tranche—KG1	LIBOR + 1.45%	March 9, 2015	$180,000	$188,750
$1 billion senior tranche—KG2	LIBOR + 1.45%	March 9, 2015	180,000	188,750
$1 billion senior tranche—KG1 due to TOIVL	LIBOR + 1.45%	March 9, 2015	180,000	188,750
$1 billion senior tranche—KG2 due to TOIVL	LIBOR + 1.45%	March 9, 2015	180,000	188,750
$190 million junior tranche—KG1	LIBOR + 2.25%	March 9, 2015	47,500	47,500
$190 million junior tranche—KG2	LIBOR + 2.25%	March 9, 2015	47,500	47,500
$190 million junior tranche—KG1 due to TOIVL	LIBOR + 2.25%	March 9, 2015	47,499	47,500
$190 million junior tranche—KG2 due to TOIVL	LIBOR + 2.25%	March 9, 2015	47,500	47,499
$75 million revolving credit facility	LIBOR + 1.45%	March 9, 2015	—	17,695

Total $1.265 billion Credit Facility			909,999	962,694

Promissory Notes
Promissory Note—due to Quantum	LIBOR + 2.00%	October 18, 2017	18,110	18,110
Promissory Note—due to Quantum	LIBOR + 2.00%	January 22, 2018	51,100	51,100
Promissory Note—due to Quantum	LIBOR + 2.00%	July 1, 2018	41,520	41,520
Promissory Note—due to Quantum	LIBOR + 2.00%	September 4, 2019	10,000	10,000
Promissory Note—due to Quantum	LIBOR + 2.00%	October 23, 2019	27,250	27,250

Total Promissory Notes—due to Quantum			147,980	147,980

Promissory Note—due to TOIVL	LIBOR + 2.00%	October 18, 2017	18,110	18,110
Promissory Note—due to TOIVL	LIBOR + 2.00%	January 22, 2018	51,100	51,100
Promissory Note—due to TOIVL	LIBOR + 2.00%	July 1, 2018	41,520	41,520
Promissory Note—due to TOIVL	LIBOR + 2.00%	September 4, 2019	10,000	10,000
Promissory Note—due to TOIVL	LIBOR + 2.00%	October 23, 2019	27,250	27,250

Total Promissory Notes—due to TOIVL			147,980	147,980

Total Promissory Notes			295,960	295,960

Total long-term debt			$1,205,959	$1,258,654

Total debt			$1,345,959	$1,398,654

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

Scheduled maturities—At March 31, 2011, the scheduled maturities of our debt were as follows (in thousands):

Within one year	$140,000
2012 (Nine months ended December 31, 2012)	105,000
2013	140,000
2014	140,000
2015	524,999
Thereafter	295,960

$1,345,959

Note 5—Derivatives and Hedging

Cash flow hedges—In January 2009, the Company entered into interest rate swaps with an aggregate maximum notional value of $892.8 million which are designated as a cash flow hedge of the future interest payments on variable rate borrowings under the Credit Facilities to reduce the variability of cash interest payments. Under the interest rate swaps, the Company will receive interest at three-month LIBOR and pay interest at a fixed rate of 2.24 percent over the expected term of the Credit Facilities. TOIVL, acting as a swap counter-party with the Company, provided $446.4 million of the $892.8 million in aggregate maximum notional value.

In May 2009, the Company entered into interest rate swaps with an aggregate maximum notional value of $297.2 million which are designated as a cash flow hedge of the future interest payments on variable rate borrowings under the Credit Facilities to reduce the variability of cash interest payments. Under the interest rate swaps, the Company will receive interest at three-month LIBOR and pay interest at a fixed rate of 2.65 percent over the expected term of the Credit Facilities. TOIVL, acting as a swap counter-party with the Company, provided $148.8 million of the $297.5 million in aggregate maximum notional value.

The Company recognizes the gains and losses associated with the ineffective portion of the hedges in interest expense in the period in which they are realized. During construction of the Drilling Rigs, the notional value increases proportionately with the forecasted borrowings under the Credit Facilities to a maximum amount of $1,190 million, of which $595 million is attributable to TOIVL. Upon completion of construction of Drilling Rigs, the notional value decreases proportionately with the repayment of borrowings under the Credit Facilities. As of March 31, 2011 and December 31, 2010, the aggregate notional value had decreased to $1,015 million and $1,050 million, respectively.

At March 31, 2011, the fair market value of the cash flow hedges was $19.6 million, of which $18.3 million was recorded in other current liabilities and $1.3 million was recorded in other long-term liabilities. Other comprehensive gain of $7.4 million was recorded in the first three months of 2011. At March 31, 2011, the ineffective portion was recorded as a decrease to interest expense of $640 thousand. In the first three months of 2011, the Company reclassified $5.4 million of amounts previously recognized as other comprehensive income to interest expense. As of March 31, 2011, we estimate that we will reclassify interest expense of $18.4 million from the amount recorded in Accumulated Other Comprehensive Income into earnings during the next 12 months.

At December 31, 2010, the fair market value of the cash flow hedges was $26.4 million, of which $19.1 million was recorded in other current liabilities and $7.3 million was recorded in other long-term liabilities. Other comprehensive loss of $34.9 million was recorded in 2010. At December 31, 2010, the ineffective portion was recorded as an increase to interest expense of $254 thousand. In 2010, the Company reclassified $23 million of amounts previously recognized as other comprehensive income to interest expense.

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

Note 6—Related Party Transactions

Shareholder Agreement—The Shareholders have entered into an agreement (the “Shareholders’ Agreement”) under which the rights and restrictions with respect to the governance and management of the Company are defined. Among other things, the Shareholders’ Agreement states that the Shareholders will provide future funding of capital expenditures and other liquidity needs as required in the form of additional loans or capital contributions. Additionally, TOIVL may, during the course of its ongoing operations, provide certain incidental general and administrative functions on behalf of the Company, including procurement and payables, treasury and cash management, personnel and payroll and accounting at cost to the Company.

Put Option and Registration Rights Agreement—The Shareholders and Transocean Ltd. have entered into an agreement under which Quantum, beginning on October 18, 2010, had the unilateral right to exchange its interest in the Company for shares of Transocean Ltd. or cash at a purchase price based on an appraisal of the fair value of the Drilling Rigs, subject to certain adjustments.

Promissory Note Agreements—At Inception, the Company entered into unsecured promissory note agreements with TOIVL and PDL for the purpose of funding the formation of the Company. The Promissory Notes bear an interest rate of LIBOR plus 2 percent per annum with semi-annual interest payments commencing April 30, 2008. The Company may, upon written notice to Quantum and TOIVL, elect to defer the payment of accrued interest (including any prior deferred interest) to the next succeeding interest payment date. At April 30, 2008, the Company elected to defer the interest payments due under the Promissory Notes. In October 2008, in connection with borrowings under the Credit Facilities, the Company paid approximately $32 million to satisfy interest accrued and deferred through September 30, 2008. Through March 31, 2011, no further interest payments had been made, and all interest due was deferred. The Promissory Notes are scheduled to mature ten years after the date of the respective note and the Company may, upon written notice to Quantum and TOIVL, elect to defer the maturity date for a period up to ten years. The Company is not required to make any payments of principal or interest prior to the maturity date. As of March 31, 2011 and December 31, 2010, $296 million in Promissory Notes remained outstanding, $148 million of which was due to each of Quantum and TOIVL.

Construction Management Agreements—At Inception, the Shareholders entered into construction management agreements with TOIVL in connection with the construction of the Drilling Rigs. Pursuant to these agreements, TOIVL will design, construct, equip and test the Drilling Rigs in accordance with the terms, conditions and requirements of their respective construction and equipments contracts. The Company has agreed to reimburse TOIVL for all documented costs incurred by TOIVL in performing its duties under these agreements. The terms of this agreement allow TOIVL to delegate certain of its duties and obligations under the agreement (see Construction Support Agreements). This agreement was terminated upon customer acceptance of the KG2.

Construction Support Agreements—TOIVL has elected to delegate certain duties and obligations under the Construction Management Agreements to an affiliate, Transocean Construction Management Ltd.—Korea Branch (“TCML”). In connection with this delegation, in January 2008 the Company entered into construction support agreements with TCML under which TCML will design, construct, equip and test the Drilling Rigs in accordance with the terms, conditions and requirements of their respective construction and equipments contracts. The Company has agreed to reimburse TCML for all documented costs incurred by TCML in performing its duties under these agreements. This agreement was terminated upon customer acceptance of the KG2. The costs incurred under the Construction Support Agreement were zero, $286 thousand and $10 million for the three months ended March 31, 2011 and the years ended December 31, 2010 and 2009, respectively.

Marketing Agreement—The Shareholders entered into a marketing agreement with TOIVL. Under the terms of the marketing agreement, the Company granted TOIVL and its affiliates, on an exclusive basis, all rights

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

to market each of the Drilling Rigs worldwide for use in any territory or region. Commencing upon the date of the completion and delivery of the Drilling Rigs through perpetuity unless otherwise terminated by the party in accordance with the agreement, the Company will pay TOIVL a marketing fee of $7,000 per day in respect of each Drilling Rig. The marketing fee is subject to adjustment annually based on the consumer pricing index published by the U.S. Department of Labor. Expense related to this agreement recorded in Operating and maintenance—affiliates on the statement of operations was $1 million, $5 million and $1 million for the three months ended March 31, 2011 and the years ended December 31, 2010 and 2009, respectively.

Operating Agreement—The Shareholders entered into an operating agreement with TOIVL. Under the terms of the operating agreement, the Company appoints TOIVL and its affiliates to act as the operator of the Drilling Rigs. Commencing upon the date of the completion and delivery of the Drilling Rigs, TOIVL is providing services to include day to day management supervision and operating, maintenance, administrative and related services in respect of each Drilling Rig. The Company has agreed to reimburse TOIVL for all documented costs incurred by TOIVL in performing its duties under this agreement. In addition to the documented costs incurred, TOIVL allocated local overhead costs of $2 million, $7 million and $1 million for the three months ended March 31, 2011 and the years ended December 31, 2010 and 2009, respectively.

Term Loan Facility—As described in Note 4—Interest-bearing Loans and Borrowings, the Company entered into a Term Loan Facility in which TOIVL participates in the senior and junior tranches with a commitment totaling $595 million in the aggregate.

Guarantees from TOIVL—In connection with the Credit Facilities, TOIVL has provided a guarantee in the amount of $160 million backing the obligations of the Company under the Credit Facilities.

Cash flow hedges—As described in Note 5—Derivatives and Hedging, the Company entered into an interest rate swap agreement in which TOIVL acts as a swap counterparty providing a maximum notional value of $595 million.

Contract labor expenses—TOIVL and its affiliates incur certain payroll costs on the Company’s behalf. Through the operating agreement TOIVL and its affiliates provide work crews to perform day to day operations. These expenses were $13 million, $42 million and $11 million for the three months ended March 31, 2011 and the years ended December 31, 2010 and 2009, respectively and are a component of operating and maintenance expense on the statement of operations.

Letter of credit—In connection with the minimum liquidity requirements under the Credit Facilities, the Company funded the minimum balance of $60 million required for the Debt Service Reserve Account (the “DSRA”). This was funded by a letter of credit issued by an affiliate of TOIVL, Transocean Inc., in April 2010.

Note 7—Fair Value of Financial Instruments

We estimate the fair value of each class of financial instruments, for which estimating fair value is practicable, by applying the following methods and assumptions:

Cash and cash equivalents, Restricted cash, Accounts receivable–Affiliates and Accounts receivable—Trade and other, Interest receivable from affiliates—The carrying amounts approximate fair value because of the short maturity of these instruments.

Short-term and long-term debt due to affiliates—The determination of the fair value of short-term debt due to affiliates with carrying amounts of $70.0 million at March 31, 2011 and December 31, 2010, respectively, and the fair value of long-term debt due to affiliates with carrying amounts of $751 million and $768 million at March 31, 2011 and December 31, 2010, respectively, is not practicable due to the related party nature of such debt. See Note 6–Related Party Transactions.

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

Short-term and long-term debt to third parties—The face value of interest-bearing loans and borrowings approximates the fair value of the loans and borrowings since they have effective interest rates that are based on floating rates.

Derivative instruments—The carrying amount of our derivative instruments represents the estimated fair value, measured using direct or indirect observable inputs, including quoted prices or other market data for similar assets or liabilities in active markets or identical assets or liabilities in less active markets. At March 31, 2011, the fair market value of the cash flow hedges was $19.6 million, of which $18.3 million was recorded in other current liabilities and $1.3 million was recorded in other long-term liabilities. At December 31, 2010, the fair market value of the cash flow hedges was $26.4 million, of which $19.1 million was recorded in other current liabilities and $7.3 million was recorded in other long-term liabilities.

Note 8—Financial Instruments and Risk Concentration

Foreign exchange risk—We operate internationally, resulting in exposure to foreign exchange risk. This risk is primarily associated with compensation costs and with purchases from foreign suppliers denominated in currencies other than the U.S. dollar.

We do not enter into derivative transactions for speculative purposes. At March 31, 2011 and December 31, 2010, we had no outstanding foreign exchange derivative instruments.

Interest rate risk— Financial instruments that potentially subject us to concentrations of interest rate risk include our cash equivalents and debt obligations. We are exposed to interest rate risk related to our cash equivalents, as the interest income earned on these investments changes with market interest rates. Floating rate debt, where the interest rate can be adjusted every year or less over the life of the instrument, exposes us to short-term changes in market interest rates.

From time to time, we may use interest rate swap agreements to manage the effect of interest rate changes on future income. These derivatives are used as hedges and are not used for speculative or trading purposes. Interest rate swaps are designated as a hedge of underlying future interest payments. These agreements involve the exchange of amounts based on variable interest rates and amounts based on a fixed interest rate over the life of the agreement without an exchange of the notional amount upon which the payments are based. The interest rate differential to be received or paid on the swaps is recognized over the lives of the swaps as an adjustment to interest expense. Gains and losses on terminations of interest rate swap agreements are deferred and recognized as an adjustment to interest expense over the remaining life of the underlying debt. In the event of the early retirement of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income. At March 31, 2011, the Company had approximately $1,346 million of outstanding variable rate debt at face value, of which $1,050 million was in an effective hedging relationship. At December 31, 2010, the Company had approximately $1,399 million of outstanding variable rate debt at face value, of which $1,085 million was in an effective hedging relationship.

Credit risk—Financial instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents, trade receivables, and obligations owed to the Company by its counterparties under the cash flow hedges. It is our practice to place our cash and cash equivalents in time deposits at commercial banks with high credit ratings or mutual funds, which invest exclusively in high quality money market instruments.

In its initial drilling contracts, the Company expected to derive revenue from contract drilling services to Reliance Industries Limited (RIL”), a large, independent energy company. The Company has a five-year drilling

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

contract with RIL for each of the Drilling Rigs that commenced upon completion of shipyard construction, sea trials, mobilization to India and customer acceptance of each rig. In November 2009, the Company entered into an agreement (the “Assignment Agreement”) with RIL and Oil and Natural Gas Company Limited (“ONGC”), where RIL assigned its interest in the first four years of the drilling contract for the KG1 to ONGC, a national oil company in India. Under the terms of the Assignment Agreement, the Company will derive revenue directly from ONGC during the first four years of the operations phase of the contract, and jointly from RIL and ONGC during the mobilization and demobilization phases of the contract.

For the three months ended March 31, 2011 and the years ended December 31, 2010 and 2009, RIL and/or ONGC accounted for 100 percent of total operating revenues.

Note 9—Supplementary Cash Flow Information

Additional cash flow information is as follows (in thousands):

	Three months ended March 31, 2011	Years ended December 31,
		2010	2009
Certain cash operating activities
Cash payments for interest	$10,572	$46,060	$35,361
Cash payments for taxes	2,533	18,194	—
Non-cash investing activities
Capital expenditures—third party, accrued at end of period	$399	$1,483	$8,729
Capital expenditures—affiliates, accrued at end of period	$11,903	$22,784	$40,940

Note 10—Income Taxes

Tax provision—The components of the Company’s provision (benefit) for income taxes are as follows (in thousands):

	Three Months Ended March 31, 2011	Years ended December 31,
		2010	2009
Current tax expense	$4,146	$13,342	$2,647
Deferred tax (benefit) expense	20	373	(210)

Income tax expense	$4,166	$13,715	$2,437

Effective tax rate	10%	11%	24%

The Company is a BVI company and its earnings are not subject to income tax in BVI because the country does not levy tax on corporate income. As a result, the Company has not presented a reconciliation of the differences between the income tax provision computed at the statutory rate and the reported provision for income taxes for these periods.

The Company is subject to changes in tax laws, treaties and regulations in and between the countries in which the Company conducts business, or in which the Company is incorporated or resident. A material change in these tax laws, treaties or regulations could result in a higher or lower effective tax rate on the Company’s earnings.

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements—(Continued)

The Company recognizes deferred tax assets and liabilities for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of its assets and liabilities at the applicable tax rates in effect. As of March 31, 2011 and December 31, 2010, the Company’s net deferred tax liability balance of $183 thousand and $163 thousand, respectively, relates to the net effects of deferred revenue and straight line revenue recognition.

Tax returns—The Company’s income tax returns are subject to review and examination in the jurisdictions in which the Company conducts business. The Company is not currently undergoing audits or contesting tax assessments.

The following is a reconciliation of our unrecognized tax benefits, excluding interest and penalties (in thousands):

	Three Months Ended March 31, 2011	Year Ended December 31, 2010
Balance, beginning of the period	$1,047	$—
Additions for current year tax position	375	1,047

Balance, end of the period	$1,422	$1,047

We recognize interest and penalties related to our unrecognized tax benefits, recorded as a component of income tax expense. For the year ended December 31, 2010, there was no interest or penalties recorded on our unrecognized tax positions. For the three months ended March 31, 2011, there was no interest or penalties recorded on our unrecognized tax positions. If recognized, the entire amount of our unrecognized tax benefits, as of March 31, 2011, would favorably impact our effective tax rate. We expect our existing liabilities for unrecognized tax benefits to increase approximately $1 million to $2 million during the next twelve months.

Note 11—Subsequent Events

On February 29, 2012, Quantum irrevocably exercised its right to exchange its interest in the Company for Transocean Ltd. shares or cash. The purchase price is subject to negotiation and, failing agreement, will be determined based on an appraisal of the fair value of the Drilling Rigs after taking into account outstanding indebtedness. Quantum must elect on or before March 29, 2012 to receive the purchase price in either shares or cash.