Form 20-F
period 2012-12-31
PACIFIC DRILLING S.A.
filed 2013-02-28
CIK 1517342

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2012, there were 216,902,000 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐  No  ☒

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. Where any forward-looking statement includes a statement about the assumptions or bases underlying the forward-looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the statement of expectation or belief will result or be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. Forward-looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this annual report. These risks include the risks that are identified in the “Risk Factors” section of this annual report, and also include, among others, risks associated with the following:

•	oil and gas market and its impact on demand for our services, including supply and demand for oil and gas and expectations regarding future energy prices;

•	our substantial level of indebtedness;

•	our need for cash to meet our debt service obligations;

•	our limited number of assets and small number of customers;

•	downtime of our drillships;

•	competition within our industry;

•	oversupply of rigs competing with our rigs;

•	termination of our customer contracts;

•	restrictions on offshore drilling, including the impact of the Deepwater Horizon incident on offshore drilling;

•	strikes and work stoppages;

•	corruption, militant activities, political instability, ethnic unrest and regionalism in Nigeria and other countries where we may operate;

•	delays and cost overruns in construction projects;

•	our limited operating history;

•	our ability to incur additional indebtedness and compliance with restrictions and covenants in our debt agreements;

•	our levels of operating and maintenance costs;

•	availability of skilled workers and the related labor costs;

•	compliance with governmental, tax, environmental and safety regulation;

•	any non-compliance with the Foreign Corrupt Practices Act, the United Kingdom’s Anti-Bribery Act or any other anti bribery laws;

•	reduced expenditures by oil and natural gas exploration and production companies;

•	general economic conditions and conditions in the oil and natural gas industry;

•	our dependence on key personnel;

•	operating hazards in the oilfield services industry;

•	adequacy of insurance coverage in the event of a catastrophic event;

•	our ability to obtain indemnity from customers;

•	the volatility of the price of our common shares;

•	changes in tax laws, treaties or regulations;

•	effects of new products and new technology in our industry;

•	our incorporation under the laws of Luxembourg and the limited rights to relief that may be available compared to other countries, including the United States; and

•	potential conflicts of interest between our controlling shareholder and our public shareholders.

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

PART I

As used in this annual report, unless the context otherwise requires, references to “Pacific Drilling,” the “Company,” “we,” “us,” “our” and words of similar import refer to Pacific Drilling S.A. and its subsidiaries. Unless otherwise indicated, all references to “U.S.$” and “$” in this report are to, and amounts are represented in, United States dollars.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with Item 5, “Operating Results” and our historical consolidated financial statements and related notes thereto included elsewhere in this annual report. The financial information included in this annual report may not be indicative of our future results of operations, financial condition and cash flows.

Pacific Drilling S.A. was formed as a Luxembourg corporation under the form of a société anonyme to act as an indirect holding company for its predecessor, Pacific Drilling Limited (our “Predecessor”), a company organized under the laws of Liberia, and its subsidiaries in connection with a corporate reorganization completed on March 30, 2011, referred to in this annual report as the “Restructuring.” In connection with the Restructuring, our Predecessor was contributed to a wholly-owned subsidiary of the Company by a subsidiary of Quantum Pacific International Limited, a British Virgin Islands company and parent company of an investment holdings group (the “Quantum Pacific Group”). The Company did not engage in any business or other activities prior to the Restructuring except in connection with its formation and the Restructuring. The Restructuring was limited to entities that were all under the control of the Quantum Pacific Group and its affiliates, and, as such, the Restructuring was accounted for as a transaction between entities under common control. As a result, the consolidated financial statements of Pacific Drilling S.A. are presented using the historical values of the Predecessor’s financial statements on a combined basis. However, the issued share capital of Pacific Drilling S.A. is retrospectively reflected for all periods in the selected historical consolidated financial data to reflect the 150,000,000 common shares held by the Quantum Pacific Group at the completion of the Restructuring. The financial information relating to the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and are in U.S. dollars.

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

Set forth below are (i) selected historical consolidated financial data as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, which have been derived from our audited consolidated financial statements included elsewhere in this annual report, (ii) selected historical consolidated financial data as of December 31, 2010 and 2009 and for the years ended December 31, 2009 and 2008, which have been derived from our audited consolidated financial statements not included in this annual report and (iii) selected historical consolidated financial data as of December 31, 2008, which have been derived from our unaudited consolidated financial statements not included in this annual report.

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except share and per share data)
Statement of operations data:
Revenues
Contract drilling	$638,050	$65,431	$—	$—	$—
Costs and expenses
Contract drilling	(331,495)	(32,142)	—	—	—
General and administrative expenses	(45,386)	(52,614)	(19,715)	(8,824)	(1,589)
Depreciation expense	(127,698)	(11,619)	(395)	(134)	—

	(504,579)	(96,375)	(20,110)	(8,958)	(1,589)
Loss of hire insurance recovery	23,671	18,500	—	—	—

Operating income (loss)	157,142	(12,444)	(20,110)	(8,958)	(1,589)
Other income (expense)
Equity in earnings of Joint Venture	—	18,955	56,307	4,291	(679)
Interest income from Joint Venture	—	495	1,973	2,141	7,763
Interest expense	(104,685)	(10,384)	(858)	—	—
Other income	3,245	3,675	(62)	274	—

Income (loss) before income taxes	55,702	297	37,250	(2,252)	5,495
Income tax expense	(21,713)	(3,200)	49	(31)	(4)

Net income (loss)	$33,989	$(2,903)	$37,299	$(2,283)	$5,491

Earnings (loss) per common share, basic	$0.16	$(0.01)	$0.25	$(0.02)	$0.04

Weighted average number of common shares, basic(1)	216,901,000	195,447,944	150,000,000	150,000,000	150,000,000

Earnings (loss) per common share, diluted	$0.16	$(0.01)	$0.25	$(0.02)	$0.04

Weighted average number of common shares, diluted(1)	216,903,159	195,447,944	150,000,000	150,000,000	150,000,000

	Years Ended December 31,
	2012	2011	2010	2009	2008
			(in thousands)		(unaudited)
Balance sheet data:
Working capital(2)	$522,390	$115,462	$14,482	$4,008	$(39)
Property and equipment, net	3,760,421	3,436,010	1,893,425	927,556	737,751
Investment in and notes to TPDI	—	—	186,714	147,857	102,325
Total assets	4,893,928	4,184,289	2,271,949	1,087,291	841,580
Long-term debt(3)	2,253,708	1,675,000	450,000	—	—
Related-party loan	—	—	—	832,642	633,997
Accrued interest payable on related-party loan	—	—	—	39,019	—
Shareholders’ equity	2,315,248	2,274,073	1,775,207	207,749	206,040

(1)	Retrospectively adjusted for all periods to reflect the issued share capital of Pacific Drilling S.A. following the Restructuring.
(2)	Working capital is defined as current assets minus current liabilities.
(3)	Includes current maturities of long-term debt.

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

Risks Related to Our Business

The demand for our services depends on the level of activity in the offshore oil and natural gas industry, which is significantly affected by, among other things, volatile oil and natural gas prices and may be materially and adversely affected by a decline in the offshore oil and gas industry.

The offshore contract drilling industry is cyclical and volatile. The demand for our services depends on the level of activity in oil and natural gas exploration, development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers’ drilling programs. Oil and natural gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for drilling units.

Oil and natural gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

•	worldwide production and demand for oil and natural gas and any geographical dislocations in supply and demand;

•	the cost of exploring for, developing, producing and delivering oil and natural gas, and the relative cost of onshore production or importation of natural gas;

•	expectations regarding future production and prices of oil and natural gas;

•	advances in exploration, development and production technology;

•	the ability of the Organization of the Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and affect pricing;

•	the level of production in non-OPEC countries;

•	government regulations;

•	local and international political and economic conditions;

•	domestic and foreign tax policies;

•	development and exploitation of alternative fuels;

•	the policies of various governments regarding exploration and development of their oil and natural gas reserves; and

•

the worldwide social and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, insurrection or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our business in the offshore drilling sector. Sustained periods of low oil prices typically result in reduced exploration and drilling. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling units, particularly older and lower technical specification drilling units, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and materially harm our business and results of operations.

In addition to oil and natural gas prices, the offshore drilling industry is influenced by additional factors, including:

•	the availability of competing offshore drilling vessels and the level of newbuilding activity for drilling vessels;

•	the level of costs for associated offshore oilfield and construction services;

•	the discovery of new oil and gas reserves and their relative production costs;

•	the relative cost of non-conventional energy sources; and

•	regulatory restrictions on offshore drilling.

Any of these factors could reduce demand for our services and adversely affect our business and results of operations.

Our substantial indebtedness could adversely affect our financial condition and business prospects.

As of February 15, 2013, we and our subsidiaries, on a consolidated basis, had approximately (i) $2,202 million of debt, comprised of $1,402 million borrowed under our Project Facilities Agreement that is secured by the equity interests in and substantially all of the assets of Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd. and Pacific Santa Ana S.à r.l., (ii) $500 million aggregate principal amount of 2017 Senior Secured Notes to be secured by a first-priority security interest (subject to exceptions) in the Pacific Khamsin upon delivery, and substantially all the other assets of Pacific Drilling V Limited, including an assignment of earnings and insurance proceeds related to the Pacific Khamsin and (iii) $300 million aggregate principal amount of 8.25% Senior Unsecured Bonds due 2015 (each as defined and described in further detail in Item 5, “Liquidity and Capital Resources—Description of Indebtedness”). Additionally, in February 2013 we entered into a $1.0 billion Senior Secured Credit Facility Agreement that will be secured by the equity interests in and substantially all of the assets of Pacific Sharav S.à r.l. and Pacific Drilling VII Limited (as defined and described in further detail in Item 5, “Liquidity and Capital Resources—Description of Indebtedness”). As of February 15, 2013, no amounts were borrowed under the Senior Secured Credit Facility Agreement. Our substantial level of indebtedness, and the terms of the agreements that govern such indebtedness, may have important consequences on our business such as:

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

Our ability to make payments on, or refinance, our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. A significant reduction in our operating cash flows, including as a result of changes in general economic conditions, timing of contracts or payments, legislative or regulatory conditions, increased competition or other events beyond our control, could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our financial condition, results of operations, cash flows and ability to service our debt and other obligations. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” for more information regarding our amortization payment schedule with respect to our borrowings under the Project Facilities Agreement, 2017 Senior Secured Notes and the 2015 Senior Unsecured Bonds. If we are unable to service our indebtedness or to fund our liquidity needs, we may be forced to adopt an alternative strategy that may include actions such as reducing capital expenditures, selling assets, restructuring or refinancing indebtedness, seeking additional equity capital or any combination of the foregoing. If we raise additional funds by issuing additional equity securities, existing shareholders may experience dilution. We cannot assure you that any of these alternative strategies could be effected on satisfactory terms, or at all, or that they would yield sufficient funds to enable us to make required payments on our indebtedness or to fund our other liquidity needs. Reducing or delaying capital expenditures or selling assets could delay future cash flows. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives.

We have a limited asset base and currently rely on three customer accounts. The loss of any customer or significant downtime on any drillship attributable to unplanned maintenance, repairs or other factors could adversely affect our financial condition and results of operations.

As a result of our relatively small fleet of drillships, we anticipate revenues will depend on contracts with a limited number of customers. We currently have eight drillships, four of which are operating under customer contract. Two of our operating drillships, the Pacific Bora and the Pacific Santa Ana, are working for subsidiaries of Chevron Corporation (“Chevron”). In addition, two of our drillships under construction, the Pacific Khamsin and the Pacific Sharav, are also under contract with subsidiaries of Chevron. The Pacific Scirocco is operating with a subsidiary of Total S.A. (“Total”) and the Pacific Mistral is operating with a subsidiary of Petróleo Brasileiro S.A. (“Petrobras”).

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

As of February 15, 2013, we had a contract backlog on the Pacific Bora, the Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav of approximately $3.3 billion. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the contract. The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the tables provided in Item 4, “Business Overview—Contract Backlog” of this annual report due to various factors, including shipyard and maintenance projects, downtime and other factors. The contractual dayrate used to calculate average estimated contract backlog per day is higher than other rates that may be in effect at certain times under the contract, including the standby rate or waiting on weather rate, the repair rate or the force majeure rate. We may not be able to realize the full amount of our contract backlog due to events beyond our control. In addition, some of our customers may experience liquidity issues, which could worsen if commodity prices declined to lower levels for an extended period of time. Liquidity issues could lead our customers to go into bankruptcy or could encourage our customers to seek to repudiate, cancel or renegotiate these agreements for various reasons, as described under “—Our drilling contracts may be terminated early in certain circumstances” below. Our inability to realize the full amount of our contract backlog could have a material adverse effect on our financial position, results of operations or cash flows.

We may experience downtime as a result of unscheduled repairs or maintenance, defective or failed equipment or delays waiting for replacement parts.

Unscheduled repairs or maintenance or defective or failed equipment on our drillships may cause us to experience unanticipated operational downtime, which may have an adverse effect on our results of operations.

In addition, we rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including, but not limited to, drilling equipment, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services potentially inhibiting the ability of suppliers to deliver on time, or at all. These delays may have a material adverse effect on our results of operations and result in downtime, and delays in the repair and maintenance of our drillships.

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

We have significant contractual commitments to Samsung Heavy Industries (“SHI”) related to the drillships currently under construction, the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and our recently ordered eighth drillship, totaling approximately $1.6 billion as of February 15, 2013. The SHI contracts for the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and our eighth drillship provide for an aggregate purchase price of approximately $2.0 billion, payable in installments during the construction process, of which we have made payments of $449.9 million through February 15, 2013. We anticipate making payments of approximately $875 million in 2013, approximately $433 million in 2014 and approximately $336 million in 2015.

We will need to secure additional financing in order to fund construction of our eighth drillship. In addition, in the event that we order additional drillships, we will also need to secure funding for construction of such vessels. The final terms and availability of any financing for the obligations related to the construction of our eighth drillship will be determined by, among other factors, current financial market conditions, our creditworthiness and drilling industry conditions. We may be unable to obtain or arrange the financing for these new drillships on satisfactory terms. Also, these drillships could be delayed or otherwise not delivered by the shipyard. This could have a material adverse effect on our financial condition, results of operations and cash flows.

We intend to enter into drilling contracts for the Pacific Meltem and our eighth drillship prior to their delivery if market conditions permit. If one of our newbuild drillships is delayed, cancelled or not delivered as expected for any reason upon completion of construction, we will not be able to deliver the drillship to our customer under the drilling contract entered into for such drillship and for which we provide a performance guarantee. In such event, we will need to find a replacement unit that is acceptable to our customer. If we are unable to deliver an acceptable replacement, we will lose any anticipated income from the employment of such unit and may be held liable for the customer’s potential damages, including, but not limited to, any increase in rates between our current drilling contract with the customer and any substitute drilling contract such customer may obtain. If we were to lose all or a portion of our investment, including any anticipated revenue from the operation of a drillship, or become liable to a customer for such damages, our financial condition, results of operations and cash flows could be materially adversely affected.

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

An oversupply of rigs competing with our rigs could depress the demand and contract prices for ultra-deepwater rigs and could adversely affect our financial condition, results of operations or cash flows.

There are numerous rigs currently under contract for construction in the industry worldwide. We estimate there are approximately 50 ultra-deepwater rigs scheduled for delivery between January 1, 2013 and the end of 2015, 29 of which are not yet contracted to customers. The entry into service of these new units will increase supply and could curtail a strengthening, or trigger a reduction, in dayrates as rigs are absorbed into the active fleet. Any increase in construction of drilling units could negatively impact utilization and dayrates. Lower utilization and dayrates could require us to enter into lower dayrate contracts or to idle one or more of our drillships, which could have a material adverse effect on our financial condition, results of operations and cash flows or result in the recognition of impairment charges on our drillships.

Failure to secure drilling contracts prior to deployment of our remaining newbuild drillships or currently operating drillships after the expiration of existing contracts could have a material adverse effect on our financial condition, results of operations or cash flows.

We have not yet secured drilling contracts for the Pacific Meltem or our eighth drillship, which are being built by SHI and are scheduled for delivery in the second quarter of 2014 and the first quarter of 2015, respectively. In addition, the drilling contract on the Pacific Scirocco will terminate on January 7, 2014, unless Total chooses to exercise its option to extend the contract for another year. Our ability to obtain drilling contracts for these drillships will depend on market conditions and our customers’ drilling programs. If the ultra-deepwater drilling market is experiencing overcapacity when the Pacific Meltem and our eighth drillship are delivered or when the contracts on our currently operating drillships expire, we may not be able to contract these drillships on favorable terms, or at all. Our failure to secure drilling contracts for our uncontracted drillships or currently operating drillships after the expiration of existing contracts could have a material adverse effect on our financial condition, results of operations and cash flows.

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

For example, the U.S. governmental response to the Deepwater Horizon incident in April 2010 and resulting oil spill could have a prolonged and material adverse impact on drilling operations in the U.S. Gulf of Mexico. Following the April 2010 fire and explosion aboard the Deepwater Horizon drilling platform owned by a competitor and subsequent release of oil from the Macondo well in ultra-deep water of the U.S. Gulf of Mexico, the federal government, acting through the U.S. Department of the Interior (“DOI”) and its implementing agencies that have since evolved into the present day Bureau of Ocean Energy Management (“BOEM”) and Bureau of Safety and Environmental Enforcement (“BSEE”), have issued a variety of regulatory initiatives including regulations and Notices to Lessees and Operators (“NTLs”) intended to impose additional safety, operational, permitting and certification requirements that are applicable to our oil and natural gas exploration, development and production customers in the U.S. Gulf of Mexico. These regulatory initiatives effectively temporarily slowed down the pace of drilling and production operations in the U.S. Gulf of Mexico as adjustments were being made in operating procedures, certification requirements and lead times for inspections, drilling applications and permits, and exploration and production plan reviews, and as the federal agencies evolved into their present day bureaus. Compliance with these requirements may prevent our customers from obtaining new drilling permits and approvals in a timely manner, which could materially adversely affect our business, financial position or results of operations. Third party challenges to industry drilling operations in the U.S. Gulf of Mexico may also serve to further delay or restrict exploration activities. In this regulatory environment, Chevron may be unable to conduct drilling operations with the Pacific Santa Ana or commence drilling operations with the Pacific Sharav in the U.S. Gulf of Mexico in as efficient or as profitable of a manner. Under those circumstances, Chevron may have an opportunity under its contract to operate the Pacific Santa Ana or the Pacific Sharav outside of the U.S. Gulf of Mexico or to pay the contractual standby dayrate. Chevron may also choose to exercise the contract’s termination clause, under which Chevron would be required to pay a standby rate to us on a monthly basis for the remaining period of the contract.

The U.S. Gulf of Mexico represents a significant portion of the industry’s existing deepwater drillship demand. The new or newly interpreted regulations and other regulatory initiatives effected by DOI, BOEM and BSEE have created significant uncertainty regarding the requirements to perform offshore drilling activity in the U.S. Gulf of Mexico and possible implications for regions outside of the U.S. Gulf of Mexico. If the new regulations, operating procedures and possibility of increased legal liability are viewed by our current or future customers as a significant impairment to expected profitability on drilling projects in the U.S. Gulf of Mexico, deepwater drillships and other floating rigs could depart the U.S. Gulf of Mexico, which would likely affect the global supply and demand balance for such drillships and rigs, resulting in lower dayrates and/or utilization and a more competitive and challenging business environment in the international sector. In addition to the new safety requirements issued thus far by the federal government, the BSEE could issue additional safety and environmental guidelines or regulations for drilling in the U.S. Gulf of Mexico that could disrupt or delay drilling operations, increase the cost of drilling operations or reduce the area of operations for deepwater drilling rigs, and other governments could take similar actions. For example, in November 2011, the BSEE announced a change in its enforcement policies, pursuant to which the agency has extended its regulatory enforcement reach to include contractors as well as offshore lease operators. Consequently, the BSEE may elect to hold contractors, including drilling contractors, liable for alleged violations of law arising in the BSEE’s jurisdictional area. Implementation of this announced change in enforcement policy by the BSEE could subject us to added liabilities, including sanctions and penalties, as well as increased costs arising from contractual arrangements that failed to take into account such change in enforcement policy. All of these uncertainties could result in increased future operating costs, including insurance costs, which we may not be able to pass through to our customers.

Our business could be affected adversely by union disputes and strikes or work stoppages by our employees. In addition, our labor costs and the operating restrictions under which we operate could increase as a result of collective bargaining negotiations and changes in labor laws and regulations.

Some of our employees working in Nigeria and Brazil are represented by unions, and some of our contracted labor work under collective bargaining agreements. Many of these represented individuals are working under agreements that are subject to annual salary negotiation. The Company cannot guarantee the results of any such collective bargaining negotiations or whether any such negotiations will result in a work stoppage. In addition, employees may strike for reasons unrelated to our union arrangements. Any future work stoppage could, depending on the affected operations and the length of the work stoppage, have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

These negotiations could result in higher personnel expenses, other increased costs or increased operational restrictions. Although our U.S. employees are not covered by a collective bargaining agreement, the marine services industry has been targeted by maritime labor unions in an effort to organize U.S. Gulf of Mexico employees. In addition, legislation has been introduced in the U.S. Congress that could encourage additional unionization efforts in the United States, as well as increase the chances that such efforts succeed. A significant increase in the wages paid by competing employers or the unionization of our U.S. Gulf of Mexico employees could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. Additional unionization efforts, if successful, or new collective bargaining agreements could materially increase our labor costs.

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

These risks may be higher in developing countries such as Nigeria, where the Pacific Bora entered service in August 2011 under a three-year drilling contract with a wholly-owned Nigerian subsidiary of Chevron and the Pacific Scirocco entered service in December 2011 under a one-year drilling contract with a subsidiary of Total, with two one-year options, one of which was exercised on April 6, 2012, and one two-year option. Countries in West Africa have experienced political and economic instability in the past and such instability may continue in the future. Additionally, Nigeria is ranked 139 out of 176 countries and territories in Transparency International’s 2012 Corruption Perceptions Index. Furthermore, there are significant sectarian tensions in Nigeria among the numerous different ethnic and tribal groups, which have resulted in sporadic violence. Disruptions may occur in the future, and losses caused by these disruptions may occur that will not be covered by insurance.

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

The laws and regulations concerning import and export activity, recordkeeping and reporting, import and export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. A global economic downturn may increase some foreign governments’ efforts to enact, enforce, amend or interpret laws and regulations as a method to increase revenue. Shipments can be delayed and denied import or export for a variety of reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with these applicable legal and regulatory obligations also could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.

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

As of February 15, 2013, we have a total of four ultra-deepwater newbuild drillships currently under construction (the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and our eighth drillship). We also currently have an option with SHI to construct a ninth newbuild drillship on the same terms and conditions as those for our eighth drillship. We may enter into agreements to commence newbuild projects in the future. Additionally, as part of our growth strategy we may contract from time to time for the construction of drilling units. Such construction projects are subject to risks of delay or cost overruns inherent in any large construction project, including costs or delays resulting from the following:

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

We have entered into drilling contracts with respect to the Pacific Khamsin and the Pacific Sharav and we intend to enter into drilling contracts for the Pacific Meltem and our eighth drillship prior to delivery if market conditions permit. With respect to the contracts we have or may enter into with respect to these drillships prior to delivery, any delays in the delivery of our drillships would result in a loss of revenue and may subject us to penalties due to delays in contract commencement and may result in termination or shortening of the term of the drilling contract for the rig by the customer pursuant to applicable late delivery clauses. We will not receive any material increase in revenue or cash flow from new or modified drillships until they are placed in service and customers enter into binding arrangements for the use of such drillships. In the event of termination of one of these contracts, we may not be able to secure a replacement contract on as favorable terms, or at all. If we experience delays and costs overruns in the construction of our drillships due to any of the factors listed above, our financial condition, results of operations or cash flows could be materially adversely affected.

We have a limited operating history, which makes it more difficult to accurately forecast our future results and may make it difficult for investors to evaluate our business and our future prospects, both of which will increase the risk of your investment in our common shares.

We did not begin to recognize operating revenue until the Pacific Bora commenced drilling operations on August 26, 2011. The Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana commenced drilling operations on December 31, 2011, February 6, 2012 and May 4, 2012, respectively. Following shipyard construction, commissioning and testing, the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and our eighth drillship are expected to be delivered to us at the shipyard in June 2013, the fourth quarter of 2013, the second quarter of 2014 and the first quarter of 2015, respectively. Upon delivery, the Pacific Khamsin is expected to enter service in one of several countries globally, including Nigeria, Liberia and certain Asian countries, in the fourth quarter of 2013 under a two-year contract with a subsidiary of Chevron and the Pacific Sharav is expected to enter service in the U.S. Gulf of Mexico in the second quarter of 2014 under a five-year contract with a subsidiary of Chevron.

Because of our limited operating history, we lack extensive historical financial and operational data, making it more difficult for an investor to evaluate our business, forecast our future revenues and other operating results and assess the merits and risks of an investment in our common shares. This lack of information will increase the risk of your investment in our common shares. Moreover, investors should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by companies with a limited operating history. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories. If we are not able to successfully meet these challenges, our financial condition, results of operations and cash flows could be materially adversely affected.

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

The Project Facilities Agreement, our 2015 Senior Unsecured Bonds, our 2017 Senior Secured Notes and the Senior Secured Credit Facility Agreement impose significant operating and financial restrictions on certain of our subsidiaries, which may prevent us from capitalizing on business opportunities and taking some actions.

The Project Facilities Agreement contains several restrictions on the activities of our subsidiary, Pacific Drilling Limited (as guarantor of borrowings under the Project Facilities Agreement) and all of its subsidiaries, including Pacific Bora Ltd., Pacific Scirocco Ltd., Pacific Mistral Ltd. and Pacific Santa Ana S.à.r.l., each of which is a borrower under the Project Facilities Agreement. Substantially all of our current and expected near-term revenues are derived from these entities. These restrictions limit the ability of each of those entities to, among other things:

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

Our 2015 Senior Unsecured Bonds (as defined below) contain provisions that limit, with certain exceptions, the ability of the Company and our subsidiaries to (i) merge or demerge, (ii) dispose of assets, (iii) incur financial indebtedness and (iv) pay dividends exceeding 50% of consolidated net income for the preceding fiscal year. The bonds also require compliance with financial covenants including (i) a minimum equity ratio of 35%, (ii) a minimum liquidity of $25 million and (iii) a leverage restriction limiting the outstanding secured and unsecured borrowings on a consolidated basis (excluding Temporary Import Bond Facilities) to an average of $475 million per drillship. The 2015 Senior Unsecured Bonds contain events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the 2015 Senior Unsecured Bonds are subject to acceleration.

The 2017 Senior Secured Notes contain provisions that limit, with certain exceptions, the ability of Pacific Drilling S.A., the Issuer (as defined below) and Pacific Drilling S.A.’s other restricted subsidiaries to (i) pay dividends, purchase or redeem Pacific Drilling S.A.’s capital stock or subordinated indebtedness of the Issuer or any guarantor or make other restricted payments, (ii) incur or guarantee additional indebtedness or issue preferred stock, (iii) create or incur liens and (iv) create unrestricted subsidiaries, (v) enter into transactions with affiliates, (vi) enter into new lines of business, (vii) transfer or sell the Pacific Khamsin and other related assets and (viii) merge or demerge.

The Senior Secured Credit Facility Agreement contains certain restrictions on our activities (as guarantor thereunder), including our ability to make dividends and transact with affiliates. The Senior Secured Credit Facility Agreement also contains several restrictions on the activities of our subsidiaries, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, (each of which is a borrower under the Senior Secured Credit Facility Agreement), including, among other things, restrictions on their ability to:

•	make certain types of loans and investments;

•	incur or guarantee additional indebtedness;

•	create or incur liens;

•	sell assets or consolidate or merge with or into other companies;

•	engage in transactions with affiliates; and

•	enter into new lines of business.

The Senior Secured Credit Facility Agreement also contains a number of financial covenants that impose significant restrictions on us, including requirements that we maintain certain liquidity levels and financial ratios.

See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” for a description of the restrictions and covenants applicable to our Project Facilities Agreement, the 2015 Senior Unsecured Bonds, the 2017 Senior Secured Notes and the Senior Secured Credit Facility Agreement.

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

In order to effectively compete in some foreign jurisdictions, we utilize local agents and/or establish joint ventures with local operators or strategic partners. For example, in Nigeria, we have established the PIDWAL joint venture, which is 90% owned by us and 10% owned by Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. PIDWAL is party to the contract with a subsidiary of Chevron for the Pacific Bora and the contract with a subsidiary of Total for the Pacific Scirocco. Derotech is also performing marketing services for PIDWAL. In addition, we entered into an agreement with a marketing agent in Brazil and have agreements with agents in both Nigeria and Brazil, pursuant to which the agents, among other activities, process visas, customs clearance of routine shipments of equipment, materials and supplies and process temporary importation permits, extensions and renewals. One of our logistics and supply-chain agents in Nigeria is an affiliate of Derotech. All of these activities involve interaction by our agents with non-U.S. government officials. Even though some of our agents and partners may not themselves be subject to the FCPA or other non-U.S. anti-bribery laws to which we may be subject, if our agents or partners make improper payments to non-U.S. government officials in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

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

Worldwide economic and financial problems may reduce the availability of liquidity and credit to fund business operations worldwide and could adversely affect our customers, suppliers and lenders. The global recession caused a reduction in worldwide demand for energy. Demand for our services depends on activity in the oil and natural gas industry and capital expenditure levels, each of which is directly affected by trends in oil and natural gas demand. Any prolonged reduction in oil and natural gas demand would further depress the current levels of exploration, development and production activity. Perceptions of lower oil and natural gas prices by oil and natural gas companies over the long-term can similarly reduce or delay major expenditures. Lower levels of activity result in a corresponding decline in the demand for our services, which could have a material adverse effect on our financial condition, results of operations and cash flows.

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

We could be sued for patent infringement related to certain technologies used on our drillships. Transocean sued Maersk Contractors USA Inc. (“Maersk”) for infringing two of Transocean’s U.S. patents involving dual activity on drilling assemblies. Some of our drillships can utilize technology related to the subject of this patent dispute. In April 2011, a jury determined that Maersk had not established that the asserted patent claims were invalid, that Maersk had infringed those claims, and awarded Transocean $15 million for Maersk’s infringement. On June 30, 2011, the judge presiding over the case invalidated the jury award, entered judgment in Maersk’s favor, and determined as a matter of law that the asserted patent claims were invalid for obviousness, that they were invalid for having a defective patent application and that Maersk had not infringed. Transocean appealed this judgment and in November 2012 prevailed on appeal. In January 2013, Maersk filed a petition for panel rehearing and rehearing en banc. The motion was denied on February 21, 2013 and Maersk has 90 days to file a petition for certification with the U.S. Supreme Court. Transocean could choose to sue us or our customers for infringing its patents if we use, offer to sell, or sell related technology in the United States, and we could be forced to discontinue the use of the technology in question, pay royalties to Transocean, or make indemnity payments to our customers.

Dual gradient drilling techniques may not result in the currently expected benefits and, as a result, demand may not develop for these capabilities.

The Pacific Santa Ana, the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and our eighth drillship have, or upon completion will have, dual gradient drilling upgrades. Dual gradient drilling is a technology that allows two different pressure gradients to be maintained in the well (one in the drilling riser and one in the well below the mudline) by a process of replacing mud from the drilling riser with a seawater-density fluid. Although dual gradient drilling technology was technically proven ten years ago, the Pacific Santa Ana will be the first rig to deploy this technology for commercial application. Dual gradient drilling may not result in expected savings in cost and time per well, higher flow rates and greater access to “undrillable” reserves and, as a result, demand may not develop for these capabilities. In addition, the dual gradient drilling concept that will be deployed by the Pacific Santa Ana is disclosed in patents assigned to Chevron. A court could interpret our license with Chevron to require that our drilling contract with Chevron for the use of the Pacific Santa Ana or the Pacific Sharav (or any subsequent dual gradient capable rig) remain in effect for the license to use the technical information, data, and knowledge made available by Chevron for dual gradient drilling operations in all of our drilling units even after the license takes effect on February 1, 2014. In the event that dual gradient drilling does not result in expected benefits to our customers, demand does not develop for these capabilities or our license with Chevron is found to be invalid, this technology may not result in the currently expected benefits.

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

Our contracts with customers may be terminated at the option of the customer upon payment of an early termination fee, which is typically a significant percentage of the dayrate or the standby rate under the drilling contract for a specified period of time. Such payments may not, however, fully compensate us for the loss of the contract. Our contracts also provide for termination by the customer without the payment of any termination fee, under various circumstances, typically including, but not limited to, our non-performance, as a result of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events. Many of these events are beyond our control. During periods of depressed market conditions, we are subject to an increased risk of our customers seeking to terminate their contracts, including through claims of non-performance. Our customers’ ability to perform their obligations under their drilling contracts with us may also be negatively impacted by continuing global economic uncertainty. If our customers terminate some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if payments due under our contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, our financial condition, results of operations or cash flows could be materially adversely affected. In addition, if any of our drilling contracts for the Pacific Bora, the Pacific Scirocco, the Pacific Mistral or the Pacific Santa Ana defaults, is terminated, and is not replaced in a timely manner with an acceptable contract under our Project Facilities Agreement, our obligations to repay outstanding indebtedness under the Project Facilities Agreement can be accelerated.

An event of default may be triggered by the occurrence of events in connection with our other indebtedness.

Our indebtedness consists of a number of different obligations, each governed by separate agreements. Pursuant to the terms of the agreements governing our indebtedness, an event of default may be triggered by the occurrence of some or all of the following events in connection with our other indebtedness: (i) failure to make payments when due or upon maturity, (ii) acceleration of such other indebtedness and (iii) events of default due to breaches of covenants or otherwise under the agreements governing other indebtedness. The occurrence of an event of default under any of the agreements governing our indebtedness as a result of such events would allow the relevant creditors to accelerate such indebtedness. In the event of any acceleration, we may not have enough cash to repay our outstanding indebtedness.

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

As a result of the number of catastrophic events in the offshore drilling industry in recent years, such as hurricanes in the Gulf of Mexico and the Deepwater Horizon drilling rig incident, insurance underwriters have increased insurance premiums and increased restrictions on coverage. In particular, hurricane losses in recent years have impacted named windstorm insurance coverage, rates and availability for Gulf of Mexico area exposures. The Project Facilities Agreement requires us to carry named windstorm insurance in the event that two or more of our drillships secured under the Project Facilities Agreement operate in the Gulf of Mexico or other areas prone to the occurrence of named windstorms. Currently, we only have one drillship secured under the Project Facilities Agreement, the Pacific Santa Ana, contracted to operate in the Gulf of Mexico and are therefore presently not required to carry named windstorm insurance. If we were required to obtain named windstorm insurance in the future, our costs for obtaining insurance coverage could significantly increase. Furthermore, we may not be able to obtain such insurance on commercially reasonable terms.

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

Terrorist attacks, piracy and other current or future international conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, or elsewhere, which may contribute to further economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.

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

Risks Relating to Our Common Shares

The rights and responsibilities of our shareholders are governed by Luxembourg law and differ in some respects from the rights and responsibilities of shareholders under other jurisdictions, including the United States, and shareholder rights under Luxembourg law may not be as clearly established as shareholder rights under the laws of other jurisdictions.

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

Because we are incorporated under the laws of Luxembourg, shareholders may face difficulty protecting their interests, and their ability to protect their rights through other international courts, including the United States, may be limited.

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

An entity controlled by the Quantum Pacific Group is a beneficial owner of approximately 69.2% of our outstanding common shares as of February 15, 2013 and is in a position to control actions that require the consent of our shareholders, including the election of directors, amendment of our Articles and any merger or sale of substantially all of our assets. In addition, three members of our Board of Directors are also employees of affiliates of the Quantum Pacific Group, including Mr. Ron Moskovitz, the Chairman of our Board of Directors.

There are no restrictions on the ability of the Quantum Pacific Group to compete with us. In addition, potential conflicts of interest exist or could arise in the future for our directors who are also officers of Quantum Pacific (UK) LLP with respect to a number of areas relating to the past and ongoing relationships of the Quantum Pacific Group and us. Although the affected directors may abstain from voting on matters in which our interests and those of the Quantum Pacific Group are in conflict, the presence of potential or actual conflicts could affect the process or outcome of the deliberations of our Board of Directors and may have an adverse effect on our public shareholders.

Our controlling shareholder, Quantum Pacific (Gibraltar) Limited, has pledged a significant portion of its shares in our company to secure a loan facility. A default under this loan facility could result in another person acquiring a significant voting interest in the Company and could adversely affect the market price of the Company’s shares.

Our controlling shareholder, Quantum Pacific (Gibraltar) Limited, has pledged a significant portion of its shares in the Company to secure a loan facility. This loan facility requires Quantum Pacific (Gibraltar) Limited to pledge cash collateral if the market value of the pledged shares falls below a certain threshold. As of February 15, 2013, Quantum Pacific (Gibraltar) Limited has pledged approximately 30% of our outstanding common shares to secure the loan facility. Quantum Pacific (Gibraltar) Limited may from time to time in the future obtain additional loans that are secured by a pledge of additional equity interests in the Company.

A number of factors could cause our share price to decline, including those risks described in this section, “Risk Factors,” and a decline in the market value of our common shares could trigger margin calls for these loan facilities. Failure or delay by Quantum Pacific (Gibraltar) Limited to promptly meet any margin call or other events of default under these financing arrangements could result in the sale or other disposition of some or all of the pledged shares, which could result in one or more persons other than Quantum Pacific (Gibraltar) Limited acquiring the pledged shares and thereby acquiring a significant voting interest in the Company. Furthermore, due to Quantum Pacific (Gibraltar) Limited’s significant interest in the Company, the disposition of a portion or all of its pledged shares by the lender under the loan facility or a subsequent holder of the pledged shares may adversely affect prevailing market prices of our shares. See “Risk Factors—Risks Relating to Our Common Shares—Sales of our common shares in the public market could lower our share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute our investor’s ownership interest in us.”

Sales of our common shares in the public market could lower our share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute our investor’s ownership interest in us.

We may sell additional common shares in subsequent public offerings. We may also issue additional common shares or convertible securities. As of February 15, 2013, we have 216,902,000 issued and outstanding common shares.

As of February 15, 2013, Quantum Pacific Group owns 150,000,000 shares, or approximately 69.2% of our total outstanding common shares. On November 16, 2011, we entered into a registration rights agreement with Quantum Pacific (Gibraltar) Limited which will require us to effect the registration of its common shares in certain circumstances.

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

As of February 15, 2013, approximately 57,000,000 common shares have migrated from the Norwegian OTC List to the NYSE and are now freely trading in the U.S. public market.

In March 2012, we filed a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) on Form S-8 providing for the registration of 7,200,000 common shares issued or reserved for issuance under our stock incentive plan. Subject to the satisfaction of vesting conditions, common shares registered under this registration statement on Form S-8 are available for resale immediately in the public market without restriction.

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

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common shares could decline and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which would require additional financial and management resources.

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

We are a “foreign private issuer” and “controlled company” under the NYSE rules, and as such, we are entitled to exemption from certain NYSE corporate governance standards, and investors may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements than a domestic issuer. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, Quantum Pacific Group controls a majority of our outstanding common shares. As a result, we are considered a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our bylaws and the laws of Luxembourg, we currently have a board of directors with a majority of non-independent directors, an audit committee comprised solely of three independent directors and a compensation committee with one or more non-independent directors serving as committee members. As a result, non-independent directors, may, among other things, fix the compensation of our management, make common share and option awards and resolve governance issues regarding our company. Accordingly, in the future, investors may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

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

We may not be able to make distributions without subjecting our shareholders to Luxembourg withholding tax.

If we are not successful in our efforts to make distributions, if any, through a withholding tax free reduction of share capital or share premium (the absence of withholding on such distributions is subject to certain requirements), then any dividends paid by us will generally be subject to a Luxembourg withholding tax at a rate of 15% (17.65% if the dividend tax is not withheld from the shareholder) (subject to the reductions/exceptions discussed under Item 10 “Taxation—Material Luxembourg Tax Considerations for Holders of Common Shares—Exemption from Luxembourg Withholding Tax”). The withholding tax must be withheld from the gross distribution and paid to the Luxembourg tax authorities. Under current Luxembourg tax law, a reduction of share capital or share premium is not subject to Luxembourg withholding tax provided that certain conditions are met, including, for example, the condition that we do not have distributable reserves or profits. However, there can be no assurance that our shareholders will approve such a reduction in share capital or share premium, that we will be able to meet the other legal requirements for a reduction in share capital or share premium, or that Luxembourg tax withholding rules will not be changed in the future. In addition, over the long term, the amount of share capital and share premium available for us to use for capital reductions will be limited. If we are unable to make a distribution through a withholding tax free reduction in share capital or share premium, we may not be able to make distributions without subjecting our shareholders to Luxembourg withholding taxes.

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Pacific Drilling S.A. was formed on March 11, 2011, as a Luxembourg corporation in the form of a société anonyme under the Luxembourg law of 10 August 1915 on commercial companies, as amended, to act as an indirect holding company for our Predecessor. Our shares of common stock have been trading on the Norwegian OTC List since April 2011 and on the NYSE since November 2011. Our principal executive offices are located at 37, rue d’Anvers, L-1130 Luxembourg and our telephone number is +352 27 85 81 35. Our agent in Luxembourg is Centralis S.A.

History

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

Debt and Equity Financings

In September 2010, we entered into the Project Facilities Agreement with a group of lenders to finance the remaining capital expenditures associated with the construction, operation and other expenses relating to the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana. As of February 15, 2013, we

have outstanding principal borrowings of $337.5 million, $371.9 million, $320.3 million and $371.9 million under the Bora Term Loan, the Mistral Term Loan, the Scirocco Term Loan and the Santa Ana Term Loan (as such term loans are defined in Item 5, “Liquidity and Capital Resources—Description of Indebtedness”), respectively.

In April 2011, we completed the 2011 Private Placement of 60,000,000 common shares for net proceeds of approximately $575.5 million. As a result of this offering, our common shares began to be traded on the Norwegian OTC List on April 5, 2011.

In November 2011, we completed an initial public offering of 6,000,000 common shares. In December 2011, the underwriters purchased an additional 900,000 common shares pursuant to the full exercise of an over-allotment option. The initial public offering resulted in net proceeds of approximately $50.3 million. As a result of this offering, our common shares began to be traded on the NYSE on November 11, 2011 under the ticker symbol “PACD.” As of February 15, 2013, approximately 57,000,000 of our common shares had migrated from the Norwegian OTC List to the NYSE.

In February 2012, we completed a private placement of $300 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due in 2015 (the “2015 Senior Unsecured Bonds”).

In November 2012, we completed a private placement of $500 million in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due in 2017 (the “2017 Senior Secured Notes”). In connection with this private placement, we listed the 2017 Senior Secured Notes on the Global Exchange Market of the Irish Stock Exchange.

On February 19, 2013, we signed the Senior Secured Credit Facility Agreement with a group of lenders to finance the remaining capital expenditures associated with the construction, operation and other expenses relating to the Pacific Sharav and the Pacific Meltem. As of February 19, 2013, we have no borrowings outstanding under the Senior Secured Credit Facility Agreement and have not yet satisfied the conditions to make the initial borrowings under the Senior Secured Credit Facility Agreement.

Capital Expenditures

As of December 31, 2012, we have committed approximately $5.1 billion since our inception to establish our ultra-deepwater fleet of which we have paid approximately $3.6 billion. In January 2013, we committed an additional $634 million for the construction of our eighth drillship. During the most recent three fiscal years, the Company’s capital expenditures were $2.9 billion. We funded our capital expenditures through December 31, 2012 with net proceeds of our $500 million senior secured note offering in November 2012, net proceeds of our $300 million senior unsecured bond offering in February 2012, net proceeds of approximately $50.3 million from our initial public offering in November 2011, net proceeds of approximately $575.5 million from our private offering of 60,000,000 common shares to international and U.S. investors in the 2011 Private Placement, borrowings under our $1.8 billion Project Facilities Agreement and related party loans from an affiliate of Quantum Pacific Group, which were subsequently converted into equity. We expect the project cost for the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and our eighth drillship under construction to be approximately $608.3 million, $662.9 million, $627.8 million and $634.1 million. The estimate of the project costs includes commissioning and testing and other costs for the drillships, but excludes capitalized interest. As of December 31, 2012, there are approximately $1.5 billion remaining project costs for the Pacific Khamsin, the Pacific Sharav and the Pacific Meltem of which approximately $1.1 billion is remaining contractual commitments to SHI. The remaining project costs of $390 million for the Pacific Khamsin will be financed with existing cash balances primarily from proceeds under the 2017 Senior Secured Notes. We intend to finance the approximately $1.1 billion remaining project costs for the Pacific Sharav and the Pacific Meltem with our Senior Secured Credit Facility and existing cash balances. Additionally, we intend to finance the $634.1 million in project costs for our eighth drillship with our existing cash balances, operating cash flow generation and additional future indebtedness, which is uncommitted at this time. For more information on our capital requirements, see Item 5, “Liquidity and Capital Resources.”

B. BUSINESS OVERVIEW

We are an international offshore drilling contractor committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification drilling rigs. Our primary business is to contract our ultra-deepwater drilling rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our customers. Led by a team of seasoned professionals with significant experience in the oil services and ultra-deepwater drilling sectors, we specialize in the technically demanding segments of the offshore drilling business.

We are primarily focused on the ultra-deepwater market. The term “ultra-deepwater,” as used in the drilling industry to denote a particular sector of the market, can vary and continues to evolve with technological improvements. We generally consider ultra-deepwater to begin at water depths of more than 7,500 feet and to extend to the maximum water depths in which rigs are capable of drilling, which is currently approximately 12,000 feet. Although we are primarily focused on the ultra-deepwater market, our drillships can operate effectively in water depths as shallow as 2,000 feet, so we may also compete to provide services at shallower depths than ultra-deepwater. While not currently a core focus for our business, our drillships are also capable of operating in harsh environment areas, where there are typically rougher sea conditions.

Drilling Contracts for our Fleet

We currently operate four drillships and have four drillships under construction, two of which are under customer contract. The current status of our contracted drillships is as follows:

•	The Pacific Bora entered service in Nigeria on August 26, 2011 under a three-year contract with a subsidiary of Chevron.

•

The Pacific Scirocco entered service in Nigeria on December 31, 2011 under a one-year contract with a subsidiary of Total. On April 6, 2012, Total exercised its option to extend the Pacific Scirocco contract period to two years.

•	The Pacific Mistral entered service in Brazil on February 6, 2012 under a three-year contract with a subsidiary Petrobras.

•	The Pacific Santa Ana entered service in the U.S. Gulf of Mexico on May 4, 2012 under a five-year contract with Chevron.

•

Upon delivery, the Pacific Khamsin is expected to enter service in one of several countries globally, including Nigeria, Liberia and certain Asian countries, in the fourth quarter of 2013 under a two-year contract with a subsidiary of Chevron. In November 2012, we entered into International Master Service Agreement (“IMA”) with Chevron. Contemporaneously with the IMA we have executed a Service Order (“SO”) for the Pacific Khamsin. The IMA and the SO jointly constitute a drilling contract for the Pacific Khamsin. The IMA allows us to enter into subsequent SO’s with Chevron for the Pacific Khamsin and other rigs. The IMA will greatly simplify the process of entering into new contracts with Chevron.

•	Upon delivery, the Pacific Sharav is expected to enter service in the U.S. Gulf of Mexico in the second quarter of 2014 under a five-year contract with a subsidiary of Chevron.

Newbuild Drillships and Options to Purchase Newbuilds

The Pacific Khamsin and the Pacific Sharav are currently under construction by SHI, and are scheduled for delivery in the second and fourth quarters of 2013, respectively. In March 2012, we entered into a contract with SHI for the construction of the Pacific Meltem, which is expected to be delivered in the second quarter of 2014.

In January 2013, we exercised our option and entered into an additional contract with SHI for the construction of our eighth drillship, which is expected to be delivered in the first quarter of 2015.

The construction contract we entered into for our eighth drillship includes an option for a ninth newbuild drillship on the same terms and conditions as those for our eighth drillship. The option is valid until April 30, 2013. We will continue to evaluate the long-term conditions of the deepwater and ultra-deepwater drilling markets among other factors in determining whether to exercise this option.

Offshore Drilling Industry

Because our drillships are highly mobile, our fleet will operate in a single, global market segment for the provision of contract drilling services to the deepwater and ultra-deepwater exploration and production industry. Deepwater and ultra-deepwater drillships typically compete in many of the same geographies as high-specification semi-submersible rigs. However, newer ultra-deepwater drillships like those in our fleet generally have greater load capacity and are more mobile than semi-submersible rigs, making them better suited for drilling in remote locations where re-supply is more difficult and for exploration programs that require frequent rig relocation. All of our drillships are self-propelled and dynamically positioned and have large carrying capacity. We believe the long-term prospects for deepwater drilling are positive given the expected growth in oil and gas consumption from developing nations, limited growth in crude oil supplies and high depletion rates of mature oil and gas fields. Recent exploration successes in deepwater basins, improving access to promising deepwater areas and new, more efficient technologies, are expected to be catalysts for the long-term exploration and development of deepwater fields. The location of our drillships and the allocation of resources to build or upgrade rigs will be determined by the activities and needs of our customers. Currently, our four completed drillships are operating in the deepwater regions of the U.S. Gulf of Mexico, Brazil and West Africa, which are the three most active deepwater basins in the world.

As of December 31, 2012, the Pacific Bora and the Pacific Scirocco were located offshore Nigeria, the Pacific Mistral was located offshore Brazil, the Pacific Santa Ana was located offshore the United States and the Pacific Khamsin, the Pacific Sharav and the Pacific Meltem were located offshore South Korea, where they are under construction by SHI.

During the years ended December 31, 2012, 2011 and 2010, the percentage revenues earned by geographic area as follows is based on drilling location:

	Years ended December 31,
	2012	2011	2010
Nigeria	63.6%	100.0%	—
Brazil	22.1%	—	—
Gulf of Mexico	14.3%	—	—

Our Business Strategies

Our principal business objective is to increase shareholder value through becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry. We expect to achieve this objective through the following strategies:

•

Establish position as the preferred ultra-deepwater drilling contractor with newly built high-specification units. High-specification drilling units are specifically designed to meet the requirements of our customers for drilling wells in deepwater basins and complex geological formations and for drilling wells with challenging profiles. In addition, we believe that our new drilling units have a competitive advantage over older units due to their improved safety and environmental protection features, greater efficiency and enhanced mobility. Furthermore, it is easier to attract more experienced operating personnel to newer drilling units due to their superior working and living conditions and potential for better career opportunities. We believe that we can develop an enduring competitive advantage through the combination of high-quality assets and industry leading operating systems focused on deepwater operations, excellence in functional support and a strong performance management focus.

•

Capitalize on increased exploration and development activity in select deepwater basins. As demand for hydrocarbons increases and mature producing basins naturally decline, we believe there will be an increasing emphasis on exploration and development in deeper waters to exploit new and attractive prospects. Recent major discoveries in deepwater basins, together with technological advances that make such exploratory and development activities more economic, have increased potential development opportunities for deepwater drilling services. We believe that the water-depth and advanced drilling capabilities of our ultra-deepwater drilling units will further our ability to secure long-term ultra-deepwater contracts in the future. Our strategic approach to the market includes focusing our activities in select basins to enjoy the benefits resulting from sharing local support resources in targeted geographies.

•

Develop strategic relationships with high-quality customers. We expect to derive a significant portion of our future revenue from contracts with major international and national oil companies and large well-capitalized independent exploration and production companies. These customers tend to take a long-term approach to the development of substantial hydrocarbon finds with multi-year development programs as well as multi-year capital expenditure commitments, which we believe will enhance the likelihood of our securing attractive long-term drilling contracts. In November 2012, we entered into an International Master Service Agreement (“IMA”) with Chevron. The IMA governs the relationship with our largest customer for the Pacific Khamsin and other future requirements and simplifies the process of entering into new drilling contracts with Chevron, which thus increases the likelihood of securing future drilling contracts with Chevron.

Company Strengths

We have a number of strengths that we believe will help us to successfully execute our business strategies:

•

New and technologically advanced fleet. Our fleet is comprised of some of the newest and most technologically advanced drillships in the world. Each of our premium, high-specification drillships is designed to operate in water depths of up to 12,000 feet. Furthermore, our ultra-deepwater drillships are self-propelled, dynamically positioned and suitable for drilling in remote locations. Our high-specification units are expected to achieve faster drilling and shorter transportation times between locations relative to older units in the market. In addition, the Pacific Santa Ana, the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and our eighth drillship will have dual gradient drilling capabilities and also offer enhanced capabilities for well completion work.

•

Strong backlog with credit-worthy counterparties. We have and are continuing to develop a strong revenue backlog that currently consists of contracts for four of our drillships with a subsidiary of Chevron and contracts for two other drillships with subsidiaries of Total and Petrobras. As of February 15, 2013, our contract backlog on the Pacific Bora, the Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav under these contracts was approximately $3.3 billion. We believe these high-quality customer commitments will provide us with a stable cash flow for the next several years.

•

Uniformity of assets supports competitive cost structure and optimal revenue capture. The uniformity of our assets enables efficient and streamlined labor, maintenance, supply chain and operating support systems, which we believe will allow us to develop and maintain a competitive cost structure and maximize our revenue capture. The similarity of our ship designs allows for interoperability among our crews and operating systems, which should allow members of our crew to serve interchangeably on any of our drillships. Additionally, our drillships’ consistent technical specifications and equipment make spare parts interchangeable, which reduces the capital requirements associated with keeping spare parts in stock, lowering maintenance and supply chain costs.

•

Demonstrated ability to maintain relationships with blue chip customers. We have continued to maintain strong relationships with our customers, as demonstrated by the four separate drilling contracts we have entered into over the past three years with subsidiaries of Chevron, the IMA and the exercise by Total in April of this year of its option to extend the Pacific Scirocco contract period to two years. We believe that our ability to maintain relationships with blue chip customers and the long-term demand for deepwater drilling capacity in established and emerging basins will provide us with opportunities to contract our drillships under construction and maintain the utilization of our drillships in the future.

•

Solid track record of delivery on time and on budget. Each of our eight drillships were or are being built by SHI, which is one of the world’s largest shipbuilders in the high-tech and high-value shipbuilding sectors. Each of our four operating drillships was delivered from SHI substantially on time and on budget. To date, the manufacture of each of our four newbuilds has progressed substantially on time and on budget. We believe that our strong relationship with a premier shipbuilder coupled with the oversight of our experienced staff managing construction of our newbuilds has allowed us to develop a solid track record of on time and on budget deliveries.

•

Experienced and international management team. Our management team has extensive industry experience operating in locations worldwide and an average of more than 25 years of experience in the offshore drilling industry. Prior to joining us, certain members of our senior management team have worked at Transocean Ltd., Schlumberger Limited, Noble Corporation, Ensco plc and Pride International Inc. In addition to the members of the management team, we have an experienced staff overseeing construction of the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and our eighth drillship and highly trained personnel operating our four drillships that have commenced operations. We believe that our management team’s significant experience, technical expertise and strong client relationships, and the functional depth throughout our organization, enhance our ability to deliver superior service to our customers and effectively operate on a global basis.

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

Readers should carefully consider the following risks, those other risks described in Item 3, “Risk Factors” and the other information in this annual report:

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

During the years ended December 31, 2012, 2011 and 2010, the percentage revenues earned from our customers was as follows:

	Years ended December 31,
	2012	2011	2010
Chevron	45.0%	100.0%	—
Total	32.9%	—	—
Petrobras	22.1%	—	—

Contract Backlog

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of February 15, 2013, our contract backlog was approximately $3.3 billion and was attributable to revenues we expect to generate on the Pacific Bora, the Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav under firm contracts with Chevron, Total and Petrobras. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the contract.

Although we currently do not have a letter of award or a drilling contract for the Pacific Meltem or our eighth drillship, we expect that the long-term demand for deepwater drilling capacity in established and emerging basins should provide us with opportunities to contract both drillships prior to their respective delivery dates.

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

The firm commitments that comprise our $3.3 billion contract backlog as of February 15, 2013, are as follows:

Rig	Contracted Location	Customer	Contract Backlog(c)	Contractual Dayrate	Average Contract Backlog Revenue Per Day(c)		Actual/Expected Contract Commencement	Expected Contract Duration
Pacific Bora	Nigeria	Chevron	$307,947,000	$474,700	$554,000		August 26, 2011	3 years(a)
Pacific Scirocco	Nigeria	Total	$155,242,000	$474,750	$475,000		December 31, 2011	2 years and 7 days(b)
Pacific Mistral	Brazil	Petrobras	$367,969,000	$458,000	$511,000		February 6, 2012	3 years
Pacific Santa Ana	U.S. Gulf of Mexico	Chevron	$830,856,000	$488,900	$542,000		March 21, 2012(d)	5 years and 38 days
Pacific Khamsin	Footnote(f)	Chevron	$526,140,000	$660,000	$722,000	(e)	Fourth quarter 2013	2 years(g)
Pacific Sharav	U.S. Gulf of Mexico	Chevron	$1,075,875,000	$555,000	$590,000		Second quarter 2014	5 years

(a)	Contract also provides for two successive un-priced one-year options.
(b)	The initial primary term of the Pacific Scirocco was one year. On April 6, 2012, Total exercised its option to extend the Pacific Scirocco contract period to two years. The contract also provides for one successive one-year option and a further two-year option, with escalating dayrates for the option periods.
(c)	Rounded to the nearest $1,000. Based on signed drilling contracts.
(d)	On March 21, 2012, the Pacific Santa Ana was accepted and commenced its five-year contract with Chevron while mobilizing to the United States Gulf of Mexico. On May 4, 2012, the Pacific Santa Ana completed all necessary activities for commencement of revenue recognition and placing the Pacific Santa Ana into service in the United States Gulf of Mexico.
(e)	Revenues earned and incremental costs incurred directly related to contract preparation and mobilization are deferred and recognized over the primary term of the drilling contract. Average contract backlog revenue per day for the Pacific Khamsin is calculated by dividing the contract backlog revenue which is recognized over the primary term of the drilling contract by the remaining number of days committed under the two-year contract. The drilling contract also includes $10 million in demobilization fees that are deferred and will be recognized as revenue in a lump sum upon conclusion of the drilling contract; accordingly, this $10 million is not included in the average contract backlog revenue per day for the Pacific Khamsin.
(f)	Customer has the right to deploy the rig in one of several countries, including Nigeria, Liberia and certain countries in Asia. The indicated contractual dayrate is based on deployment in Nigeria. The contract provides for a make-whole adjustment to the contractual dayrate for change in drilling locale.
(g)	Contract also provides for a one-year option to be exercised at the client’s discretion prior to shipyard delivery of the drillship. The contractual dayrate of the one-year option period is $680,000.

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

Our insurance coverage includes deductibles that we must pay or absorb. Our hull and machinery deductible is $5 million, except as may be required by our drilling contracts. The insured amounts for the drillships are determined by management and reevaluated annually. The minimum insured values are determined by the requirements of the Project Facilities Agreement and amount to the greater of 80% of fair market value and 120% of the outstanding loan amount per vessel. As of February 15, 2013, the combined insured values of the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana is approximately $2.8 billion. We also maintain loss of hire insurance which carries a 45-day waiting period and an annual aggregate limit of 180 days. We also maintain protection and indemnity (P&I) coverage for an aggregate amount of $500 million with the Gard P&I Club for our drillships operating outside the Gulf of Mexico. The deductible for P&I-related claims are $10,000 and $100,000 per event for claims brought before foreign and U.S. jurisdictions, respectively. For the Pacific Santa Ana operating in the Gulf of Mexico, we have procured a primary maritime employers liability and general liability program. We schedule our marine liabilities (other than the P&I and the General Liability with the Gard P&I Club) to an excess liability program for a limit of $650 million for the Pacific Santa Ana. In addition, we have procured insurance coverage for onshore general liability, employer’s liability, auto liability and non-owned aircraft liability, with customary deductibles and coverage. These policies renew annually and are scheduled to our Excess Liability program.

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

Environmental and Other Regulatory Issues

Our operations are subject to stringent and comprehensive international, federal, regional, state and local laws and regulations including those governing the discharge of materials into the environment or otherwise relating to environmental protection.

United States

Applicable laws in the United States with which we must comply include the federal OPA, the OCSLA, the Federal Water Pollution Control Act (commonly referred to as the Clean Water Act, “CWA”) and MARPOL, as each has been amended from time to time.

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

Following the April 2010 fire and explosion aboard the Deepwater Horizon semi-submersible drilling rig owned by a competitor and subsequent release of oil from the Macondo well in ultra-deep water of the U.S. Gulf of Mexico, the federal government, acting through the DOI and its implementing agencies that have since evolved into the present day BOEM and BSEE, have issued a variety of regulatory initiatives including regulations and NTLs intended to impose additional safety, operational, permitting and certification requirements that are applicable to our oil and natural gas exploration, development and production customers in the U.S. Gulf of Mexico. These regulatory initiatives effectively slowed down the pace of drilling and production operations in the U.S. Gulf of Mexico as adjustments were being made in operating procedures, certification requirements and lead times for inspections, drilling applications and permits, and exploration and production plan reviews, and as the federal agencies evolved into their present day bureaus. Implementation of these new or newly interpreted existing regulations and other regulatory initiatives developed by the DOI or otherwise adopted and implemented by BOEM or BSEE may subject us and our customers to increased costs or delay or limit operations by us in the U.S. Gulf of Mexico.

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

The CWA and analogous state laws prohibit the discharge of oil, hazardous substances, or other pollutants into water of the United States and analogous state waters without a permit and impose strict liability in the form of penalties for unauthorized discharges. The regulations implementing the CWA require permits to be obtained by an operator before specified exploration activities occur. Our drilling operations may require authorization (and be subject to corresponding restrictions) to discharge wastewater, drilling fluids, and other substances into the U.S. Gulf of Mexico under the National Pollutant Discharge Elimination System (“NPDES”) permit program. NPDES authorization requires advance notification to governmental authorities, monitoring and recordkeeping practices, and may restrict practices other than discharges to water. For example, NPDES authorization available to many oil and gas exploration facilities in the U.S. Gulf of Mexico under NPDES General Permit GMG290000 also includes requirements applicable to cooling water intake structures. Offshore facilities must also implement plans addressing spill prevention control and countermeasures. In addition, the CWA regulates discharges incidental to the normal operation of vessels in U.S. waters, including discharges of ballast water. Operators of regulated vessels are required to obtain “Vessel General Permits” from the EPA, which include effluent limits, specific corrective actions, inspections and monitoring, recordkeeping and reporting requirements.

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

The Resource Conservation and Recovery Act regulates the generation, transportation, storage, treatment and disposal of hazardous and nonhazardous wastes and requires states to develop programs to ensure the safe disposal of wastes. In connection with routine operations, we generate nonhazardous wastes and small quantities of hazardous wastes. We believe that all of the wastes that we generate are handled in substantial compliance with the Resource Conservation and Recovery Act and analogous state statutes.

The United States is one of approximately 170 member countries to the International Maritime Organization (“IMO”), a specialized agency of the United Nations that is responsible for developing measures to improve the safety and security of international shipping and to prevent marine pollution from ships. Among the various international conventions negotiated by the IMO is MARPOL. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex VI to MARPOL sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI also imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and certification requirements. Annex VI came into force in the United States on January 8, 2009. Moreover, on July 1, 2010, amendments to Annex VI to the MARPOL Convention took effect requiring the imposition of progressively stricter limitations on sulfur emissions from ships. As a result, limitations imposed on sulfur emissions will require that marine fuels of vessels in covered Emission Control Areas (“ECAs”) contain no more than 1% sulfur. In August 2012, the North American ECA became enforceable. The North American ECA includes areas subject to the exclusive sovereignty of the United States and extends up to 200 nautical miles from the coasts of the United States, which area includes parts of the U.S. Gulf of Mexico. Consequently, beginning on January 1, 2012, limits on marine fuel used to power ships in non-ECA areas were capped at 3.5% sulfur and, on August 1, 2012, when the North American ECA became effective, the sulfur limit in marine fuel was capped at 1%, which is the capped amount for all other ECA areas effective January 1, 2012. These capped amounts will then decrease progressively until they reach 0.5% by January 1, 2020 for non-ECA areas and 0.1% by January 1, 2015 for ECA areas, including the North American ECA. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. In addition, MARPOL Annex VI, Chapter 4, introduces two mandatory mechanisms intended to ensure an energy efficiency standard for ships which are the Energy Efficiency Design Index (EEDI) for new ships and the Ship Energy Efficiency Management Plan (SEEMP) for all ships. These measures entered into force on 1 January 2013. We do not anticipate that compliance with MARPOL or Annex VI to MARPOL will have a material adverse effect on our results of operations or financial position.

Greenhouse gas emissions have increasingly become the subject of international, national, regional, state and local attention. Cap and trade initiatives to limit greenhouse gas emissions have been introduced in the European Union. Similarly, numerous bills related to climate change have been introduced in the U.S. Congress, which could adversely impact most industries. In addition, future regulation of greenhouse gas could occur pursuant to future treaty obligations, statutory or regulatory changes or new climate change legislation in the jurisdictions in which we operate. It is uncertain whether any of these initiatives will be implemented. Restrictions on greenhouse gas emissions or other related legislative or regulatory enactments could have an effect in those industries that use significant amounts of petroleum products, which could potentially result in a reduction in demand for petroleum products and, consequently and indirectly, our offshore support services. While we are currently unable to predict how legislation or new regulations that may be adopted to address greenhouse gas emissions would impact the Company’s or our customers’ business, any such future laws and regulations that require reporting of greenhouse gases or otherwise limit emissions of greenhouse gases from our or our Customers’ equipment and operations could require us and our Customers to incur costs to monitor and report on greenhouse gas emissions or reduce emissions of greenhouse gases associated with our respective operations, and the effect of such requirements also could adversely affect demand for the oil and natural gas that our customers produce, which adverse effect on demand could, in turn, significantly decrease demand for our services. Furthermore, one of the asserted long-term physical effects of climate change may be an increase in the severity and frequency of adverse weather conditions, such as hurricanes, which may damage our drillship and other facilities, increase our insurance costs or risk retention, limit insurance availability or reduce the areas in which, or the number of days during which, our customers would contract for our vessels in general and in the U.S. Gulf of Mexico in particular. We are currently unable to predict the manner or extent of any such effect.

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

Our operations are also subject to the provisions of the Environmental Guidelines and Standards for the Petroleum Industry of Nigeria (“EGASPIN” or the “Guidelines”) which establish a uniform monitoring and control program in relation to discharges arising from oil exploration and development in Nigeria.

The Nigerian Oil and Gas Industry Content Development Act, 2010 (the “Local Content Act”) was enacted to provide for the development, implementation and monitoring of Nigerian content in the oil and gas industry and places particular emphasis on the promotion of Nigerian content among companies bidding for contracts in the oil and gas industry rather than the equity distribution of the relevant companies. The Local Content Act requires contractors within the oil and gas industry to comply with the minimum Nigerian Content specified for each particular project item, service or product specification as set out in Schedule A of the Local Content Act (the “Schedule”). The Schedule provides the parameters and minimum level/percentages to be utilized in determining and measuring Nigerian Content in the composite human, material resources and services applied by operators and contractors in any project in the Industry. The most relevant categories under the Schedule for us fall under the headings of “Well and Drilling Services/Petroleum Technology” and “Exploration, Subsurface, Petroleum Engineering and Seismic.” The activities listed therein include: “Producing Drilling Services” and “Drilling Rigs Semi-submersibles/Jack ups/others” which both apply to us. For offshore drilling services within the above referenced categories the minimum required Nigerian Content for the provision of such services provided in the Schedule is stated in terms of “Manhours” (i.e. human resources); and is 85% and 55%, respectively. In the event there is insufficient Nigerian capacity to satisfy the minimum percentages prescribed in the Schedule, the Minister may authorize the continued importation of the relevant item or personnel for a maximum period of three-years from the commencement of the Local Content Act. This implies that the Minister may grant a waiver for up to a maximum of three-years from the commencement of the Local Content Act (i.e. by 2013). Subject to any amendments to the Local Content Act, and/or guidelines issued by the Nigerian Content Monitoring Board (“NCMB”) clarifying certain provisions of the Local Content Act, all entities must comply with the provisions of the Local Content Act.

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

Brazil

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

An environmental license from IBAMA is a legal requirement for any activity considered hazardous, including offshore drilling. The main piece of legislation concerning environmental licensing at federal level is Law No. 6,938/1981, which deals with the Environmental National Policy and provides for licenses for the installation and operation of oil and gas platforms within the Brazilian territory. Such licenses are usually required from the oil and gas companies, however we, as a drilling contractor, are jointly and severally liable with the oil and gas companies for any environmental damage arising out of drilling activities.

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

Other Jurisdictions

Our operations outside the United States, Nigeria and Brazil are also subject to various foreign laws, regulations or other enforceable requirements including legal requirements relating to the importation of and operation of drilling rigs and equipment, currency conversions and repatriation, oil and natural gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling rigs and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain foreign jurisdictions. While we believe that we are in substantial compliance with the current environmental laws and regulations, there is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations or other governmental regulatory initiative can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material. Moreover, governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and natural gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

C. ORGANIZATIONAL STRUCTURE

For a full listing of our subsidiaries, see Exhibit 21.1. All subsidiaries are, indirectly or directly, wholly-owned by us, other than PIDWAL. See “Joint Venture, Agency and Sponsorship Relationships” below.

As of February 15, 2013, Quantum Pacific Group owns 150,000,000 shares, or approximately 69.2% of our total outstanding common shares. The 150,000,000 common shares owned by the Quantum Pacific Group are held by Quantum Pacific (Gibraltar) Limited, a wholly-owned subsidiary of Quantum Pacific International Limited, the indirect ultimate owner of which is a trust in which Idan Ofer and certain members of his family are the primary beneficiaries.

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

We currently are party to a Nigerian joint venture, PIDWAL, which is fully controlled and 90% owned by us with 10% owned by Derotech, a privately-held Nigerian registered limited liability company. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Derotech is also performing marketing services for PIDWAL and an affiliate of Derotech acts as one of PIDWAL’s logistics agents. After the maturity of the Project Facilities Agreement and subject to the terms of our shareholder’s agreement with Derotech, Derotech will have the right to purchase up to a 50% ownership interest in PIDWAL at a fair market value price and subject to additional mutually agreed upon terms. Additionally, the shareholder’s agreement provides that as long as Derotech is a shareholder in PIDWAL, neither we nor Derotech may compete with the business of PIDWAL without written consent. PIDWAL is a party to the Pacific Bora contract with a subsidiary of Chevron and the Pacific Scirocco contract with a subsidiary of Total. In order to satisfy certain commitments made to the Nigerian Content Development and Monitoring Board, we expect to convey up to a 50% interest in Pacific Bora Ltd. and Pacific Scirocco Ltd. to PIDWAL. In August 2012, we transferred 10% of the ownership of Pacific Scirocco Ltd. to PIDWAL as an initial step towards satisfying our prior commitment.

In addition, we have retained a marketing agent in Brazil and have agreements with agents in Brazil pursuant to which the agents, among other activities, process visas, customs clearance of routine shipments of equipment, materials and supplies and process temporary importation permits, extensions and renewals.

D. PROPERTY, PLANT AND EQUIPMENT

The Fleet

Our fleet consists of some of the newest and most technologically advanced drillships in the world, enabling us to offer ultra-deepwater drilling services to customers worldwide. Our fleet will, on the basis of our current contracts, consist of eight newly constructed sixth and seventh generation ultra-deepwater drillships based on a proven design from SHI using well-established advanced drilling systems from National Oilwell Varco (“NOV”).

The following table sets forth certain information regarding our high-specification, ultra-deepwater drillships as of February 15, 2013:

Rig	Date Delivered/ Expected Delivery	Water Depth Capacity (in feet)	Drilling Depth Capacity (in feet)	Status
Pacific Bora(a)(d)	October 2010	10,000	37,500	Operating
Pacific Scirocco(b)	April 2011	12,000	40,000	Operating
Pacific Mistral(a)	June 2011	12,000	37,500	Operating
Pacific Santa Ana(b)(c)	December 2011	12,000	40,000	Operating
Pacific Khamsin(b)(c)	June 2013	12,000	40,000	Under construction
Pacific Sharav(b)(c)	4th Quarter 2013	12,000	40,000	Under construction
Pacific Meltem (b)(c)	2nd Quarter 2014	12,000	40,000	Under construction
Pacific TBN #8 (b)(c)	1st Quarter 2015	12,000	40,000	Under construction

(a)	These drillships have an off-line stand building system, which permits sections (stands) of the drill string and casing to be assembled and racked for future use while drilling operations are in progress on the main well center without interruption or delay.
(b)	These drillships have, or upon completion will have, dual load path capability, which allows two drilling stations under a single derrick to simultaneously conduct lifting operations.
(c)	These drillships have, or upon completion will have, dual gradient drilling upgrades. Dual gradient drilling is a technology that allows two different pressure gradients to be maintained in the well (one in the drilling riser and one in the well below the mudline) by a process of replacing mud from the drilling riser with a seawater-density fluid.
(d)	Maximum water depth could be extended to up to 12,000 feet with drillship modifications.

Five of our drillships will have dual gradient drilling capabilities. Dual gradient drilling is a technology that allows two different pressure gradients to be maintained in the well (one in the drilling riser and one in the well below the mudline) by a process of replacing mud from the drilling riser with a seawater-density fluid. Pursuant to our drilling contract with Chevron for the use of the Pacific Santa Ana, we have been granted a non-exclusive, world-wide, royalty-free license to use the technical information, data, and knowledge made available by Chevron for not only the Pacific Santa Ana but also our non-dual gradient drilling operations on all of our other drilling units. Provided that this drilling contract remains in effect, we will have a non-exclusive, world-wide, royalty-free license to use this information, data and knowledge in any manner (presumably including dual gradient drilling operations) on any of our drilling units after February 1, 2014. Although dual gradient drilling technology was technically proven ten years ago, the Pacific Santa Ana will be the first rig to deploy this technology for commercial application and the dual gradient drilling concepts that will be deployed by the Pacific Santa Ana are disclosed in patents assigned to Chevron. We believe that many operators may become interested in deploying dual gradient drilling technology for deepwater wells because it enables better well control, reduces the required number of casing strings, and allows for larger wellbore at total depth and larger production liner. These technical benefits may result in savings in cost and time per well and higher flow rates, enabling the operator to drill wells that would have been considered uneconomic or “undrillable” and book reserves that would have not been otherwise booked. However, there is no certainty that we will achieve these expected benefits from our dual gradient drilling capabilities. See Item 3, “Risk Factors—Dual gradient drilling techniques may not result in the currently expected benefits and, as a result, adequate demand may not develop for these capabilities.”

In March 2011, we entered into two contracts with SHI for the construction of our fifth and sixth advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav. In March 2012, we entered into a contract with SHI for the construction of the Pacific Meltem. In January 2013, we exercised our option and entered into an additional contract with SHI for the construction of our eighth drillship. Similar to several other vessels in our existing fleet, the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and our eighth drillship are also based on SHI’s proprietary hull design with many of the required enhancements to meet our operational needs and comply with recent client requirements, have dual gradient drilling capabilities and improved completion capabilities and are designed for drilling in water depths of up to 12,000 feet. Following shipyard construction, commissioning and testing, the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and our eighth drillship are expected to be delivered to us at the shipyard in June 2013, the fourth quarter of 2013, the second quarter of 2014 and the first quarter of 2015, respectively. The contracts provide for an aggregate purchase price of approximately $2.0 billion for the acquisition of these four vessels, payable in installments during the construction process. We have the right to rescind the agreement for delays exceeding certain periods or, alternatively, the right to liquidated damages for delays or failures. We expect the project cost for the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and our eighth drillship under construction to be approximately $608.3 million, $662.9 million, $627.8 million and $634.1 million. The estimate of the project costs includes commissioning and testing and other costs for the drillships, but excludes capitalized interest. As of December 31, 2012, there are approximately $1.5 billion remaining project costs for the Pacific Khamsin, the Pacific Sharav and the Pacific Meltem of which approximately $1.1 billion is remaining contractual commitments to SHI. We intend to finance the remaining project costs of $390 million for the Pacific Khamsin with cash on hand primarily from proceeds under the 2017 Senior Secured Notes. The remaining project costs of $390 million for the Pacific Khamsin will be financed with existing cash balances primarily from proceeds under the 2017 Senior Secured Notes. We intend to finance the approximately $1.1 billion remaining project costs for the Pacific Sharav and the Pacific Meltem with our Senior Secured Credit Facility and existing cash balances. Additionally, we intend to finance the $634.1 million in project costs for our eighth drillship with our existing cash balances, operating cash flow generation and additional future indebtedness, which is uncommitted at this time. See Item 3, “Risk Factors—Risks Related to Our Business—Our substantial indebtedness could adversely affect our financial condition and business prospects” and Item 3, “Risk Factors—Risks Related to Our Business—The Project Facilities Agreement, our 2015 Senior Unsecured Bonds, our 2017 Senior Secured Notes and the Senior Secured Credit Facility Agreement imposes significant operating and financial restrictions on certain of our subsidiaries, which may prevent us from capitalizing on business opportunities and taking some actions.”

The construction programs for the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and our eighth drillship are supervised by our construction management team, including those that managed the construction of the Pacific Bora, the Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana and the two drillships that were contributed to TPDI. The Pacific Bora, the Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana and the two TPDI vessels were delivered substantially on time and within budget.

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

The indebtedness under our Project Facilities Agreement is collateralized by a first preferred mortgage over the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana. The indebtedness under our 2017 Senior Secured Notes will, upon delivery, be secured by a first-priority security interest (subject to exceptions) in the Pacific Khamsin. The indebtedness under our Senior Secured Credit Facility Agreement will, upon delivery, be secured by a first-priority security interest (subject to exceptions) in the Pacific Sharav and the Pacific Meltem. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness.” Additionally, the utilization of our drillships may be impacted by a number of environmental and regulatory issues. See Item 4, “Business Overview—Environmental and Other Regulatory Issues.”

Properties

We maintain our principal executive office and our registered office in Luxembourg and our operational headquarters in Houston, Texas. We also provide technical, operational and administrative support from our offices in Singapore, Brazil and Nigeria.

ITEM 4A. UNRESOLVED	STAFF COMMENTS

There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports which remain unresolved as of the date of the filing of this Form 20-F with the SEC.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with Item 3, “Selected Financial Data” and the accompanying financial statements and related notes included elsewhere in this annual report. In addition, please read the introduction to the financial statements in item 18, “Financial Statements” for important information relating to our presentation of financial information in this annual report and concerning the financial statements and related notes included elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Please read “Forward-Looking Statements” and Item 3, “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

A. OPERATING RESULTS

Overview

We are an international offshore drilling contractor committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification rigs. Our primary business is to contract our ultra-deepwater drilling rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our customers.

Following completion of construction, our fully-deployed fleet will consist of eight newly constructed sixth and seventh generation ultra-deepwater drillships, representing one of the youngest and most technologically advanced fleets in the world. As of February 15, 2013, we currently operate four drillships and have four drillships under construction at SHI, two of which are under customer contract.

Factors Affecting Comparability of Historical Financial Results of Operations to Future Financial Results of Operations

We have a limited operating history. Because all of our drillships have been recently completed or are currently under construction, our historical results of operations primarily reflect the impact of establishing our fleet of new ultra-deepwater drillships, our past investment in TPDI and the costs we have incurred in establishing the infrastructure needed to support the future operation of our fleet. Our future results of operations may not be comparable to the historical results of operations for the periods presented, primarily for the reasons described below:

•

Revenues earned and incremental costs incurred directly related to contract preparation and mobilization are deferred and recognized over the primary term of the drilling contract. As a result, we did not begin to recognize operating revenue or incur any material operating expenses until the Pacific Bora commenced drilling operations on August 26, 2011. With the commencement of the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana drilling operations, on December 31, 2011, February 6, 2012 and May 4, 2012, respectively, we have seen a substantial increase in our revenues, operating expenses and operating income during 2012 and expect these to continue to increase as a result of completing construction of the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem, and our eighth drillship and placing them into service.

•

On March 30, 2011, we completed the TPDI Transfer in which we transferred our interest in TPDI to a subsidiary of the Quantum Pacific Group in connection with the Restructuring. As a result, our results of operations do not include the equity investment in TPDI after March 30, 2011.

•

We did not recognize interest expense in our statement of operations until all the activities necessary to prepare the qualifying asset for its intended use are complete. We had and continue to expect a substantial increase in interest expenses in our results of operations as a result of completing construction of our vessels and placing them into service.

Factors Affecting our Results of Operations

The primary factors which have affected our historical operating results and are expected to impact our future operating results include:

•	the number of drillships in our fleet;

•	dayrates earned by our drillships;

•	utilization rates of our drillships;

•	operating expenses of our drillships;

•	administrative expenses;

•	interest and other financial items; and

•	tax expenses.

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

Interest expenses primarily depend on our overall level of indebtedness and interest rates. Interest is capitalized based on the costs of new borrowings attributable to qualifying new construction or at the weighted average cost of debt outstanding during the period of construction. We capitalize interest costs for qualifying new construction from the point borrowing costs are incurred for the qualifying new construction and cease when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete, which is typically the date of contract commencement. Once the contract has commenced, we recognize interest expense in the statement of operations.

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

Year ended December 31, 2010

During 2010, our principal activities consisted of the following:

•	secured contracts with Chevron for the Pacific Santa Ana and the Pacific Bora;

•	entered into the $1.8 billion Project Facilities Agreement;

•	recruited and trained staff, including rig personnel, for the Pacific Bora; and

•	accepted delivery of the Pacific Bora in October 2010.

Additionally, during 2010, construction activity continued on the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana for on-time delivery. After its delivery, the Pacific Bora underwent contract specific modifications prior to starting its mobilization to commence operations.

Year ended December 31, 2011

During 2011, our principal activities consisted of the following:

•	entered into contracts with SHI in March 2011 for the construction of the Pacific Khamsin and the Pacific Sharav;

•	completed the Restructuring and the TPDI Transfer in March 2011;

•	completed the 2011 Private Placement in which we sold 60,000,000 common shares to international and U.S. investors for net proceeds of approximately $575.5 million;

•	accepted delivery in April 2011 of the Pacific Scirocco and following certain repairs and upgrades, entered service in Nigeria on December 31, 2011 under a one-year contract with Total;

•	accepted delivery in June 2011 of the Pacific Mistral;

•	entered into an agreement with SHI in June 2011 granting us an option to purchase a seventh drillship;

•	hired crew for all four drillships at the senior staff level and oversaw client requested modifications and post delivery upgrades on all vessels;

•	developed and refined operating procedures, management systems and work instructions, to facilitate safe, consistent activities on our drillships;

•	placed the Pacific Bora into service in Nigeria on August 26, 2011 under a three-year contract with Chevron;

•

completed an initial public offering of 6,900,000 shares and commenced trading on the NYSE under the ticker symbol “PACD” in November and December 2011 for net proceeds of approximately $50.3 million; and

•	accepted delivery in December 2011 of the Pacific Santa Ana.

Year ended December 31, 2012

During 2012, our principal activities consisted of the following:

•	placed the Pacific Mistral into service in Brazil on February 6, 2012 under a three-year contract with Petrobras;

•	completed a Norwegian private placement of $300 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due in 2015 to eligible purchasers in February 2012;

•	entered into contract with SHI in March 2012 for the construction of the Pacific Meltem and an option to construct an additional drillship;

•

replaced, the temporary SBLC facilities for the Pacific Bora and the Pacific Scirocco in April 2012 with a Letter of Credit Facility and Guaranty Agreement resulting in the release of approximately $126 million of restricted cash collateral to cash and cash equivalents;

•	secured on April 6, 2012 an exercise by Total for its option to extend the Pacific Scirocco contract period to two years;

•	placed the Pacific Santa Ana into service in the U.S. Gulf of Mexico on May 4, 2012 under a five-year contract with Chevron;

•	entered into a five-year contract with Chevron in June 2012 for operations in the United States Gulf of Mexico for the Pacific Sharav;

•

entered into an International Master Agreement and two–year contract with Chevron in November 2012 for operations in several countries, including Nigeria, Liberia and certain countries in Asia for the Pacific Khamsin;

•	completed a private placement of $500 million in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due in 2017 to eligible purchasers in November 2012; and

•

entered into the Second Amendment Agreement in respect of the Project Facilities Agreement in December 2012, which changed the frequency of amortization payments from every six months to every three months and resulted in the release of approximately $77.7 million in restricted cash.

Results of Operations

Year ended December 31, 2012 compared to Year ended December 31, 2011

The following table provides an analysis of our consolidated results of operations for the years ended December 31, 2012 and 2011:

	Years Ended December 31,
	2012	2011	Change	% Change
	(In thousands, except percentages)
Revenues
Contract drilling	$638,050	$65,431	$572,619	875%
Costs and expenses
Contract drilling	(331,495)	(32,142)	(299,353)	931%
General and administrative expenses	(45,386)	(52,614)	7,228	(14)%
Depreciation expense	(127,698)	(11,619)	(116,079)	990%

	(504,579)	(96,375)	(408,204)	424%
Loss of hire insurance recovery.	23,671	18,500	5,171	28%

Operating income (loss)	157,142	(12,444)	169,586	1,363%
Other income (expense)
Equity in earnings of Joint Venture	—	18,955	(18,955)	(100)%
Interest income from Joint Venture	—	495	(495)	(100)%
Interest expense	(104,685)	(10,384)	(94,301)	908%
Other income	3,245	3,675	(430)	(12)%

Income (loss) before income taxes	55,702	297	55,405	(18,655)%
Income tax expense	(21,713)	(3,200)	(18,513)	579%

Net income (loss)	$33,989	$(2,903)	$36,892	1,271%

Revenues. Revenues were $638.1 million for the year ended December 31, 2012, compared to $65.4 million for the year ended December 31, 2011. Contract drilling revenue for the year ended December 31, 2012 and 2011 included $95.8 million and $8.6 million, respectively, in amortization of deferred revenue. The revenue for year ended December 31, 2011 only included drilling operations for the Pacific Bora, which commenced on August 26, 2011. The increase in revenues during the year ended December 31, 2012 reflects a full year of operations for the Pacific Bora and the Pacific Scirocco, which entered service on December 31, 2011. Additionally, the year ended December 31, 2012 saw an increase in revenues from the start of operations of the Pacific Mistral and the Pacific Santa Ana on February 6, 2012 and May 4, 2012, respectively.

During the year ended December 31, 2012, our operating fleet of four drillships achieved an average revenue efficiency of 88.0%. Revenues for the year ended December 31, 2012 were adversely impacted by downtime during the first and second quarters of 2012 primarily due to subsea equipment design issues experienced throughout the fleet. All of our BOPs have now been upgraded to fully address this design weakness. Additionally, revenue efficiency for the year ended December 31, 2012 was negatively impacted by the Pacific Santa Ana being on downtime in the third quarter to perform repairs to remove some roughness in the seal face of one of the BOP doors that could have prevented a consistent seal. The BOP repairs and inspections resulted in a total of 45 days of downtime before the Pacific Santa Ana restarted operations on August 15, 2012. For the period from May 4, 2012 through September 30, 2012, these and subsequent problems with the BOP on the Pacific Santa Ana resulted in average revenue efficiency of 57.6%. During the fourth quarter of 2012, the Pacific Santa Ana delivered average revenue efficiency of 87.3%.

The Pacific Bora and the Pacific Scirocco achieved average revenue efficiency of 94.3% and 97.6% during the year ended December 31, 2012, respectively. For the period from February 6, 2012 through December 31, 2012, the Pacific Mistral realized an average revenue efficiency of 83.9%.

Contract drilling costs. Contract drilling costs were $331.5 million for the year ended December 31, 2012, compared to $32.1 million for the year ended December 31, 2011. The increase in contract drilling costs during the year ended December 31, 2012 compared to the year ended December 31, 2011 is due to a full year of operations for the Pacific Bora and the Pacific Scirocco and the start of operations of the Pacific Mistral and the Pacific Santa Ana on February 6, 2012 and May 4, 2012, respectively.

During the year ended December 31, 2012, direct rig related operating expenses were approximately $238.6 million and shore-based and other support costs were approximately $22.2 million. Additionally, contract drilling costs included $70.7 million in amortization of deferred mobilization costs.

During the year ended December 31, 2012, rig operating expenses were adversely affected primarily by equipment and maintenance costs for the fleet during rig startup.

General and administrative expenses. General and administrative expenses were $45.4 million for the year ended December 31, 2012, compared to $52.6 million for the year ended December 31, 2011. The decrease in general and administrative expenses was primarily due to the accounting for field support and certain rig related expenses, such as crew training, during the year ended December 31, 2011. Prior to contract commencement, these costs were recognized as general and administrative expenses during the year ended December 31, 2011. Upon contract commencement, the related field support and rig related expenses have been recognized as contract drilling costs during the year ended December 31, 2012.

Depreciation expense. Depreciation expense was $127.7 million for the year ended December 31, 2012, compared to $11.6 million for the year ended December 31, 2011. The increase in depreciation expense was primarily due to placing the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana into service, which resulted in the commencement of the depreciation of the drillships.

Loss of hire insurance recovery. Income from loss of hire insurance recovery was $23.7 million for the year ended December 31, 2012, compared to $18.5 million for the year ended December 31, 2011. As part of our hull and machinery policy, we maintain loss of hire insurance which carries a 45-day waiting period and an annual aggregate limit of 180 days. In the third quarter of 2011, the Pacific Scirocco underwent repairs and upgrades to ensure engine reliability, which was a covered event under our loss of hire policy and resulted in loss of hire recoveries of $18.5 million during the year ended December 31, 2011. During the year ended December 31, 2012, we received further proceeds under the policy in an amount of $23.7 million that resulted in total cumulative loss of hire insurance recoveries of $42.2 million.

Equity in earnings of Joint Venture. Equity in earnings of the Joint Venture was $0 for the year ended December 31, 2012, compared to $19.0 million for the year ended December 31, 2011. The decrease in equity in earnings of TPDI was due to the TPDI Transfer on March 30, 2011. Neither the Company nor any of its subsidiaries currently owns any interest in TPDI and, following the transfer, the results of operations of TPDI are no longer included in our financial results.

Interest income from TPDI. Interest income from TPDI was $0 for the year ended December 31, 2012, compared to $0.5 million for the year ended December 31, 2011. The decrease in interest income from TPDI was due to the TPDI Transfer on March 30, 2011, which included assignment of notes receivable from TPDI. As such, no interest income from TPDI was recorded in our financial results beginning in the second quarter of 2011.

Interest expense. Interest expense was approximately $104.7 million for the year ended December 31, 2012, compared to $10.4 million for the year ended December 31, 2011. The increase in interest expense was primarily due to interest expense on borrowings under our Project Facilities Agreement after the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana were placed into service.

Other income (expense). Other income was approximately $3.2 million for the year ended December 31, 2012, compared to $3.7 million for the year ended December 31, 2011. The decrease in other income during the year ended December 31, 2012 was primarily due to a decrease in management income. Other income included management income from day-to-day oversight and management services with respect to the Quantum Pacific Group’s equity interest in TPDI for a fee of $4,000 per drillship per day, or $8,000 per day. During the year ended December 31, 2012 and 2011, management fee income of $1.2 million and $2.2 million, respectively, was recorded in other income. As a result of Quantum Pacific Group’s divestiture of their equity position in TPDI, the management agreement was terminated on May 31, 2012.

Income taxes. Income tax expense was approximately $21.7 million for the year ended December 31, 2012, compared to $3.2 million for the year ended December 31, 2011. The increase in income tax expense was primarily due to a full year of operations for the Pacific Bora and the Pacific Scirocco in Nigeria, as well as the commencement of operations of the Pacific Mistral and the Pacific Santa Ana in Brazil and the United States, respectively in 2012. In 2011, our only operations consisted of a partial year of operations by the Pacific Bora in Nigeria.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues versus pre-tax book income, and (c) our rig operating structures. Consequently, our income tax expense does not change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. Our effective tax rate was 39.0% for the year ended December 31, 2012 as compared to 1077.4% for the year ended December 31, 2011. The decrease in 2012 is the result of a significant increase in pre-tax book income without a proportional increase in income tax expense. With respect to our effective tax rate for the year ended December 31, 2012, a significant amount of our income tax expense was generated in Nigeria where income taxes are imposed on deemed profits, which effectively are a proportion of gross revenues, rather than actual profits. Conversely, our operations in the United States and Brazil, which impose tax on a net profits basis, yielded losses for which a relatively insignificant tax benefit is reflected in our tax provision as a result of our operating structures in those jurisdictions. For the year ended December 31, 2011, our only operations were in Nigeria where, as discussed above, we are taxed on a deemed profits basis. Consequently, our 2011 income tax expense had no relationship to pre-tax book income.

Year ended December 31, 2011 compared to Year ended December 31, 2010

The following table provides an analysis of our consolidated results of operations for the years ended December 31, 2011 and 2010:

	Years ended December 31,
	2011	2010	Change	% Change
	(In thousands, except percentages)
Revenues
Contract drilling	$65,431	$—	$65,431	100%
Costs and expenses
Contract drilling	(32,142)	—	(32,142)	100%
General and administrative expenses	(52,614)	(19,715)	(32,899)	167%
Depreciation expense	(11,619)	(395)	(11,224)	2,842%

	(96,375)	(20,110)	(76,265)	379%
Loss of hire insurance recovery	18,500	—	18,500	100%

Operating loss	(12,444)	(20,110)	7,666	(38)%
Other income (expense)
Equity in earnings of Joint Venture	18,955	56,307	(37,352)	(66)%
Interest income from Joint Venture	495	1,973	(1,478)	(75)%
Interest expense	(10,384)	(858)	(9,526)	1110%
Other income (expense)	3,675	(62)	3,737	6,027%

Income before income taxes	297	37,250	(36,953)	(99)%
Income tax (expense) benefit	(3,200)	49	(3,249)	(6,631)%

Net (loss) income	$(2,903)	$37,299	$(40,202)	(108)%

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

Interest is capitalized based on the costs of new borrowings attributable to qualifying new construction or at the weighted average cost of debt outstanding during the period of construction. We capitalize interest costs for qualifying new construction from the point borrowing costs are incurred for the qualifying new construction and cease when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete.

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

B. LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital intensive industry. Through February 15, 2013, our principal sources of liquidity have been provided through a combination of borrowings from Quantum Pacific Group and its affiliates, capital contributions from Quantum Pacific Group and its affiliates, proceeds from the 2011 Private Placement, proceeds from the initial public offering of our common shares including the underwriters’ full exercise of their over-allotment option, borrowings under our Project Facilities Agreement and proceeds from the sale of the 2015 Senior Unsecured Bonds and the 2017 Senior Secured Notes, each as described in “—Description of Indebtedness” below. In the future, we expect that our investment in newbuild ultra-deepwater drillships will be financed through additional debt financing, equity issuances and cash flow from operations. Our liquidity requirements relate to funding investments in newbuild ultra-deepwater drillships, servicing debt, ongoing working capital requirements and maintaining adequate cash reserves to mitigate the effects of fluctuations in operating cash flows. Most of our contract drilling revenues will be received monthly in arrears and most of our operating costs will be paid on a monthly basis.

We centrally manage our funding and treasury activities in accordance with corporate policies to ensure appropriate levels of liquidity, comply with debt covenants, maintain adequate levels of insurance and balance exposures to market risks. Cash and cash equivalents are held mainly in United States Dollars, Nigerian Naira, Brazilian Real and Singapore Dollars.

As of December 31, 2012 and 2011, we had $605.9 million and $107.3 million, respectively, of cash and cash equivalents. Additionally, as of December 31, 2012 and 2011, we had $172.2 million and $377.0 million, respectively, of restricted cash that primarily consisted of restricted cash accounts held with financial institutions as security for the borrowings under the Project Facilities Agreement and Temporary Import Bond Facilities (as described in “—Description of Indebtedness” below).

Our liquidity requirements include funding ongoing working capital needs, repaying our outstanding indebtedness and anticipated capital expenditures, which largely comprise our progress payments for our ultra-deepwater drillship construction projects, and maintaining adequate cash reserves to compensate the effects of fluctuations in operating cash flows. Our ability to meet these liquidity requirements will depend in large part on our future operating and financial performance. Primary sources of funds for our short-term liquidity needs will be cash flow generated from operating and financing activities and available cash balances. Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of collecting accounts receivable as well as amounts paid for operating costs. We believe that our cash on hand and cash flows generated from operating and financing activities will provide sufficient liquidity over the next twelve months to fund our working capital needs, amortization payments on our long-term debt and anticipated capital expenditures for the Company’s ultra-deepwater drillship construction projects. Our ability to meet our long-term liquidity requirements will depend in part on our ability to secure additional financing in order to fund construction of our eighth drillship, which is uncommitted at this time. See Item 3, “Risk Factors—Risks Related to Our Business.”

We currently have an option with SHI to purchase a ninth drillship, which expires on April 30, 2013. At this point, we have not decided whether we will exercise our option. If we were to exercise the option or otherwise order a ninth drillship, we would incur additional payment obligations for which we have not yet arranged financing.

As the parent company of our operating subsidiaries, we are not a party to any drilling contracts directly and are therefore dependent on receiving cash distributions from our subsidiaries. Surplus cash held in our subsidiaries owning the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana, which act as borrowers under the Project Facilities Agreement, is restricted until January 1, 2014 by the Project Facilities Agreement from transfer by intercompany loans and/or dividend payments to us. After January 1, 2014, transfers from these subsidiaries to us are permitted assuming we are in compliance with the provisions of the Project Facilities Agreement. Under the terms of the 2017 Senior Secured Notes and our Senior Secured Credit Facility Agreement, subject to certain exceptions, we are limited in our ability to pay dividends, purchase or redeem our capital stock or make other restricted payments. As of December 31, 2012 and 2011, our borrowing subsidiaries held $1.7 billion and $1.5 billion of restricted net assets, respectively. We do not believe these restrictions will prevent us and other non-borrowing subsidiaries from meeting our respective liquidity needs.

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

Capital Expenditures and Working Capital Funding

In March 2011, we entered into two contracts with SHI for the construction of our fifth and sixth advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav. In March 2012, we entered into a contract with SHI for the construction of the Pacific Meltem. In January 2013, we exercised our option and entered into an additional contract with SHI for the construction of our eighth drillship on the same terms and conditions as those for the Pacific Meltem. The construction contract for our eighth drillship also includes an option for a ninth newbuild drillship on the same terms and conditions as those for our eighth drillship. The option is valid until April 30, 2013.

The SHI contracts for the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and our eighth drillship provide for an aggregate purchase price of approximately $2.0 billion for the acquisition of these four vessels, payable in installments during the construction process, of which we have made payments of $449.9 million through February 15, 2013. We anticipate making payments of approximately $875 million in 2013, approximately $433 million in 2014 and approximately $336 million in 2015. We expect the project cost for the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and our eighth drillship under construction to be approximately $608.3 million, $662.9 million, $627.8 million and $634.1 million. The estimate of the project costs includes commissioning and testing and other costs for the drillships, but excludes capitalized interest. As of December 31, 2012, there are approximately $1.5 billion remaining project costs for the Pacific Khamsin, the Pacific Sharav and the Pacific Meltem of which approximately $1.1 billion is remaining contractual commitments to SHI. The remaining project costs of $390 million for the Pacific Khamsin will be financed with existing cash balances primarily from proceeds under the 2017 Senior Secured Notes. We intend to finance the approximately $1.1 billion remaining project costs for the Pacific Sharav and the Pacific Meltem with our Senior Secured Credit Facility and existing cash balances. Additionally, we intend to finance the $634.1 million in project costs for our eighth drillship with our existing cash balances, operating cash flow generation and additional future indebtedness, which is uncommitted at this time.

Sources and Uses of Cash

Year ended December 31, 2012 compared to Year ended December 31, 2011

The following table provides an analysis of our net cash used in operating activities for the years ended December 31, 2012 and 2011:

	Years Ended December 31,
	2012	2011	Change
	(in thousands)
Cash flow from operating activities:
Net income (loss)	$33,989	$(2,903)	$36,892
Interest income from Joint Venture.	—	(495)	495
Depreciation expense	127,698	11,619	116,079
Equity in earnings of Joint Venture	—	(18,955)	18,955
Amortization of deferred revenue.	(95,750)	(8,566)	(87,184)
Amortization of deferred mobilization costs.	70,660	4,288	66,372
Amortization of deferred financing costs	13,926	1,067	12,859
Deferred income taxes.	(3,766)	(3,169)	(597)
Share-based compensation expense	5,318	4,471	847
Changes in operating assets and liabilities, net.	32,923	(51,688)	84,611

Net cash provided by (used in) operating activities.	$184,998	$(64,331)	$249,329

The increase in net cash provided by operating activities primarily resulted from the continued ramp up of drillship operations as the year ended December 31, 2012 reflects a full year of operations for the Pacific Bora and the Pacific Scirocco, which entered service on December 31, 2011. Additionally, the year ended December 31, 2012 saw an increase in net cash provided by operating activities from the start of operations of the Pacific Mistral and the Pacific Santa Ana on February 6, 2012 and May 4, 2012, respectively.

The following table provides an analysis of our net cash used in investing activities for the years ended December 31, 2012 and 2011:

	Years Ended December 31,
	2012	2011	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(449,951)	$(1,539,630)	$1,089,679
Decrease (increase) in restricted cash	204,784	(315,286)	520,070

Net cash used in investing activities	$(245,167)	$(1,854,916)	$1,609,749

The decrease in cash used in investing activities primarily resulted from lower amounts of progress payments for our drillships under construction and less spent in capital equipment upgrades during the year ended December 31, 2012 as compared to the year ended December 31, 2011. The decrease in restricted cash during the year ended December 31, 2012 resulted from the temporary SBLC facilities for the Pacific Bora and the Pacific Scirocco each being replaced by a Letters of Credit Facility and Guaranty Agreement on April 19, 2012. As a result of securing these facilities, the Company was able to release approximately $126 million of restricted cash collateral to cash and cash equivalents. Additionally, the decrease in restricted cash resulted from the Second Amendment Agreement in respect of the Project Facilities Agreement in December 2012, which changed the frequency of amortization payments from every six months to every three months and resulted in the release of approximately $77.7 million in restricted cash. The increase in restricted cash during the year ended December 31, 2011 resulted from the funding of restricted cash collateral accounts required under the Project Facilities Agreement and Temporary Import Bond Facilities.

The following table provides an analysis of our net cash provided by financing activities for the years ended December 31, 2012 and 2011:

	Years Ended December 31,
	2012	2011	Change
	(in thousands)
Cash flow from financing activities:
Proceeds from issuance of common shares, net	$—	$625,816	$(625,816)
Proceeds from long-term debt	797,415	1,275,000	(477,585)
Payments on long-term debt	(218,750)	(50,000)	(168,750)
Deferred financing costs	(19,853)	(6,803)	(13,050)
Proceeds from related-party loan	—	142,205	(142,205)

Net cash provided by financing activities	$558,812	$1,986,218	$(1,427,406)

The decrease in cash provided by financing activities primarily results from no proceeds from issuance of common shares during the year ended December 31, 2012 compared to net proceeds of approximately $575.5 million from the issuance of 60,000,000 common shares in a private offering to international and U.S. investors in April 2011 and approximately $50.3 million from the issuance of 6,900,000 in connection with our initial public offering in November 2011. Additionally, cash provided by financing activities decreased by approximately $477.6 million due to lower proceeds from long-term debt. During the year ended December 31, 2012, borrowings consisted of $300 million under the 2015 Senior Unsecured Bonds and $500 million under the 2017 Senior Secured Notes. Proceeds from long-term debt for the year ended December 31, 2011 resulted from borrowings under the Mistral Term Loan, Scirocco Term Loan and Santa Ana Term Loan. Payments on long-term debt increased due to increased amortization payments under the terms of the Project Facility Agreement. During the year ended December 31, 2011, we also borrowed $142.2 million under a related-party loan agreement. On March 23, 2011, all outstanding related–party loan principal and accrued interest, in the amount of $142.8 million, was converted into equity of our Predecessor.

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

Description of Indebtedness

Project Facilities Agreement. The Project Facilities Agreement includes a Bora Term Loan, a Mistral Term Loan, a Scirocco Term Loan and a Santa Ana Term Loan. See Note 5 to the consolidated financial statements.

8.25% Senior Unsecured Bonds due 2015. In February 2012, we completed a private placement of $300 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due 2015 to eligible purchasers. The 2015 Senior Unsecured Bonds bear interest at 8.25% per annum, payable semiannually on February 23 and August 23 and mature on February 23, 2015. See Note 5 to the consolidated financial statements.

7.25% Senior Secured Notes due 2017. In November 2012, Pacific Drilling V Limited (the “Issuer”), an indirect, wholly-owned subsidiary of Pacific Drilling S.A., completed a private placement of $500 million in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due 2017 to eligible purchasers. The notes were sold at 99.483% of par. The 2017 Senior Secured Notes bear interest at 7.25% per annum, payable semiannually on June 1 and December 1, commencing on June 1, 2013, and mature on December 1, 2017. See Note 5 to the consolidated financial statements.

Senior Secured Credit Facility Agreement. On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited (collectively, the “Borrowers”), and Pacific Drilling S.A. (the “Guarantor”) (collectively, the “Borrowing Group”) entered into a senior secured credit facility agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem (the “Senior Secured Credit Facility Agreement” or “SSCF”).

The SSCF includes a term loan (the “SSCF Term Loan”) which consists of two tranches: (i) a tranche of $500.0 million provided by a syndicate of nine commercial banks (the “Commercial Tranche”) and (ii) a tranche of $500.0 million provided by Eksportkreditt Norge AS (and guaranteed by the Norwegian Guarantee Institute for Export Credits) (the “GIEK Tranche”). The SSCF Term Loan will become available upon the satisfaction of customary conditions precedent, as described therein.

Borrowings under the Commercial Tranche bear interest at the London Interbank Offered Rate (“LIBOR”) plus a margin of 3.5%. Borrowings under the GIEK Tranche bear interest, at the Borrower’s option, at (i) LIBOR plus a margin of 1.50% (which margin may be reset 60 months after the first borrowing under the SSCF Term Loan) or (ii) at a Commercial Interest Reference Rate (“CIRR”) of (a) 3.96% for borrowings relating to the Pacific Sharav and (b) 2.37% for borrowings relating to the Pacific Meltem. Borrowings under the GIEK Tranche will also be subject to a guarantee fee of 2.00% per annum (the “GIEK Premium”). Undrawn commitments for the SSCF Term Loan shall bear a fee equal to (i) in the case of the Commercial Tranche, 40% of the margin for such tranche and (ii) in the case of the GIEK Tranche, 40% of the applicable margin for such tranche and 40% of the GIEK Premium.

The Commercial Tranche matures on the earlier of (i) five years following the delivery of the second vessel under the SSCF and (ii) May 31, 2019. The GIEK Tranche matures (for each vessel) twelve years following the delivery of the applicable vessel. The GIEK Tranche contains a put option exercisable if the Commercial Tranche is not refinanced on terms acceptable to GIEK. If the GIEK Tranche put option is exercised, each Borrower must prepay, in full, the portion of all outstanding loans that relate to the GIEK Tranche, on the maturity date of the Commercial Tranche, without any premium, penalty or fees of any kind. Amortization payments under the SSCF Term Loan are calculated on a 12 year repayment schedule and must be made every six months following the delivery of the relevant vessel.

Borrowings under the SSCF Term Loan may be prepaid in whole or in part at any time, without any premium or penalty other than LIBOR or CIRR breakage payments, as applicable.

The indebtedness under the SSCF is guaranteed by the Guarantor. The obligations of the Borrowers under the SSCF Term Loan are joint and several. The SSCF will be secured by several collateral components, which are usual and customary for such financing. The security provided to the lenders will be cross-collateralized across all borrowings under the SSCF and will comprise assignments of refund guarantees, shipbuilding contracts and insurances, a first preferred mortgage over each of the Pacific Sharav and the Pacific Meltem and other types of collateral.

The SSCF requires compliance with certain affirmative and negative covenants that are customary for such financings. These include, but are not limited to, restrictions on (i) the ability of the Guarantor to pay dividends to its shareholders or transact with affiliates (except for certain specified exceptions) and (ii) the ability of the Borrowers to incur additional indebtedness or liens, sell assets, make investments or transact with affiliates (except for certain specified exceptions).

The SSCF also requires (i) maintenance by the Guarantor of a $1.0 billion consolidated tangible net worth, (ii) maintenance by the Guarantor of a net debt to EBITDA (as defined in the SSCF) ratio of 5.5x beginning on December 31, 2013 and stepping down incrementally until 4x on December 31, 2015, (iii) maintenance by the Guarantor of a projected debt service coverage ratio for the next twelve months of at least 1.125x beginning on December 31, 2013 and stepping up to 1.25x on March 31, 2014 and 1.5x on March 31, 2015, (iv) maintenance by the Guarantor of a total debt to total capitalization ratio of 3.0 to 5.0, (v) maintenance by the Guarantor of total debt of less than $3.0 billion through September 30, 2013, (vi) maintenance by the Guarantor and its subsidiaries of minimum liquidity of $50 million and (vii) maintain a required level of collateral maintenance whereby the aggregate appraised collateral value must not be less than a certain percentage of the total outstanding balances under the SSCF. Net debt (as defined in the SSCF) excludes (i) temporary importation bond indebtedness and (ii) prior to December 31, 2014, SSCF indebtedness.

The SSCF contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the SSCF are subject to acceleration.

Temporary Import Bond Facilities. As part of the standard Nigerian importation requirements for equipment, we are required to either import the vessel into Nigeria on a permanent basis and pay import duties or apply for a TI permit and put up a bond for the value of the import duties instead. We have entered into Letter of Credit Facility and Guaranty Agreements that provide credit support for the TI Bonds issued in favor of the Government of Nigeria Customs Service for the Pacific Bora and the Pacific Scirocco. See Note 5 to the consolidated financial statements.

As of December 31, 2012, we were in compliance with all covenants related to our Project Facilities Agreement, 2015 Senior Unsecured Bonds, 2017 Senior Secured Notes and our Temporary Import Bond Facilities.

Related-party loans. Beginning in 2007, we received funding from Winter Finance, a subsidiary of the Quantum Pacific Group, in the form of a related-party loan. We do not expect related-party loans to be a source of funding our operations and working capital needs going forward. For more information on related-party loans, see Item 7, “Related Party Transactions.”

Letters of Credit

As of December 31, 2012, we were contingently liable under certain performance, bid and custom bonds and letters of credit totaling $204.9 million primarily related to our Temporary Import Bond Facilities.

Derivative Instruments and Hedging Activities

We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates and to meet our debt covenant requirements. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

During 2011, we entered into four interest rate swaps to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the Project Facilities Agreement. We designated the interest rate swaps as cash flow hedges for accounting purposes. The interest rate swaps pay a fixed rate of interest and receive LIBOR. The fixed interest rate swap rates are 1.83%, 1.87%, 1.6% and 2.39% for the Bora Term Loan, Scirocco Term Loan, Mistral Term Loan and Santa Ana Term Loan, respectively. As of December 31, 2012, the notional amounts of the Bora, Scirocco, Mistral and Santa Ana interest rate swaps were $350.0 million, $316.7 million, $331.3 million and $387.5 million, respectively. The notional amounts of the interest rate swaps amortize quarterly and will expire on October 31, 2015.

On December 28, 2012, management de-designated a portion of the Bora, Scirocco, Mistral and Santa Ana interest rate swaps from hedge accounting due to the change in payment frequency of principal payments resulting from the Second Amendment Agreement to the Project Facilities Agreement. Subsequent to de-designation, we account for the de-designated portion of the interest rate swaps on a mark-to-market basis, with both realized and unrealized gains and losses on the de-designated portion recorded currently in earnings in interest expense in the Consolidated Statements of Operations. As a result of the de-designation, $2.8 million of accumulated other comprehensive income associated with the de-designated portion of the interest rate swap was reclassified into interest expense.

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

Drilling Rig Supply

During the year ended December 31, 2012, offshore drilling contractors placed 36 shipyard orders to build additional ultra-deepwater semi-submersibles and drillships. We estimate there are approximately 55 ultra-deepwater rigs scheduled for delivery from January 1, 2013 until the end of 2015, 29 of which have not yet been announced as contracted to customers. Due to the long lead times involved in rig construction, rigs to be delivered in 2013 and 2014 would need to have been ordered already and therefore supply of ultra-deepwater units through the end of 2014 can be calculated at 154 with some certainty at this time. Our estimate of 12 additions to the fleet in 2015 is more speculative and beyond this time frame, the supply is uncertain and any projections have diminished predictive value.

Drilling Rig Demand

Demand for our drillships is a function of the worldwide levels of deepwater exploration and development spending by oil and gas companies, which is influenced by a number of factors. Deepwater and ultra-deepwater projects are generally more capital intensive and longer lasting than shallow water programs, which makes these projects less sensitive to short-term oil price fluctuations than shallow water projects. Therefore, deepwater and ultra-deepwater rig dayrates and utilization are also typically less sensitive to short-term oil price variances than shallow water rig rates. Long-term expectations about future oil and natural gas prices, on the other hand, have historically been a key driver for deepwater and ultra-deepwater exploration and development spending. Our customers’ drilling programs have also been affected by the global economic and political climate, access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for drilling equipment, emphasis on deepwater exploration and production versus other areas and advances in drilling technology.

The year ended December 31, 2012 saw oil and global non-U.S. natural gas prices, as well as future price expectations, exhibit considerable volatility while continuing above the levels needed for sufficient return on investment for our clients. While questions remain regarding global economic stability, GDP growth continued to be positive in key emerging markets and North America. Both tendering activity and deepwater exploratory success continued, most notably in Angola, and there were no material adverse changes to access or regulations worldwide.

Supply and Demand Balance

These factors resulted in a tight supply-demand balance for ultra-deepwater rigs throughout 2012, with rising dayrates and near 100% utilization. While we believe that these trends will continue to benefit us and that the demand for ultra-deepwater rigs will continue to meet or exceed supply, our markets may be adversely affected by industry conditions that are beyond our control. For more information on this and other risks to our business and our industry See Item 3, “Risk Factors—Risks Related to Our Business.”

E. OFF BALANCE SHEET ARRANGEMENTS

Currently, we do not have any off-balance sheet arrangements.

F. CONTRACTUAL OBLIGATIONS

The table below sets forth our contractual obligations as of December 31, 2012:

Contractual Obligations	2013	2014-2015	2016-2017	Thereafter	Total
	(in thousands)
Long-term debt(a)	$218,750	$1,537,500	$500,000	$—	$2,256,250
Interest on long-term debt(b)	134,950	205,743	70,470	—	411,163
Operating leases	1,041	1,808	1,495	2,375	6,719
Purchase obligations(c)	161,471	35,699	—	—	197,170
Ultra-deepwater drillships(d)	797,273	329,787	—	—	1,127,060
Long-term payable(e)	—	15,641	—	—	15,641

Total contractual obligations	$1,313,485	$2,126,178	$571,965	$2,375	$4,014,003

(a)	Includes current maturities of long-term debt. In preparing the scheduled maturities of our debt, we assume certain holders of debt under the Project Facilities Agreement will exercise their options to accelerate the maturity date to October 31, 2015.
(b)	Interest payments are based on our existing outstanding borrowings. It is assumed there is not a refinancing of existing long-term debt and there are no prepayments. Interest has been calculated using the interest rate of 1.83% for the Bora Term Loan, 1.87% for the Scirocco Term Loan, 1.60% for the Mistral Term Loan and 2.39% for the Santa Ana Term Loan based on the interest rate swap notional values for each respective Term Loan plus an estimated applicable margin for each of the Term Loans of 3.5%. Interest on the 2015 Senior Unsecured Bonds is calculated at the fixed rate of 8.25%. Interest on the 2017 Senior Secured Notes is calculated at the fixed rate of 7.25% and amortization of the debt discount.
(c)	Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.
(d)	Amounts for ultra-deepwater drillships include amounts due under construction contracts. In January 2013, we exercised our option and entered into an additional contract with SHI for the construction of our eighth drillship, which increased the amount due under construction contracts by $517.5 million.
(e)	The long-term payable is due to the customer for reimbursements of certain capital equipment upon the termination of the drilling contract with Chevron for the Pacific Bora. For purposes of the contractual obligations table, we assume the contract will terminate after its initial three-year period.

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

Name	Age	Position
Christian J. Beckett	44	Chief Executive Officer
Robert F. MacChesney	55	Chief Operating Officer
William J. Restrepo	53	Chief Financial Officer
Cees Van Diemen	59	Senior Vice President of Operations
Kinga E. Doris	43	Vice President, General Counsel and Secretary
Paul T. Reese	43	Vice President, Controller

Christian J. Beckett. Mr. Beckett has served as our Chief Executive Officer since April 2008 and as a member of our Board of Directors since March 11, 2011. Mr. Beckett has over 20 years of experience in the energy industry. Prior to joining us, he led the Strategic Business Development and Planning group at Transocean Ltd. from 2004 to 2008. Mr. Beckett served at McKinsey & Company, Inc. from 2001 to 2004, where he provided strategic and operating advice to global energy companies and governments, and from 1990 to 2001 at Schlumberger Limited in a series of international management roles with increasing responsibilities. Mr. Beckett was appointed to the board of directors of Tellus Oilfield Inc. in October 2012. Mr. Beckett holds a Bachelor of Science in Exploration Geophysics from University College London and a Masters of Business Administration from Rice University.

Robert F. MacChesney. Mr. MacChesney has served as our Chief Operations Officer since September 2008. Mr. MacChesney has over 30 years of experience in the drilling industry. Prior to joining us, he served at Transocean from 2000 to 2008 and at Schlumberger Limited, and offshore drilling subsidiary Sedco Forex Limited, from 1979 to 2000. During his tenure with Transocean Ltd. and Schlumberger Limited, he held a variety of positions in Operations Management and Marketing, including Country Manager in Malaysia, India, Brazil and the United Kingdom, Region Manager in the Middle East and India and Corporate Director, Deepwater Marketing. Mr. MacChesney holds a Bachelor of Science in Engineering from Southampton University in the United Kingdom.

William J. Restrepo. Mr. Restrepo has served as our Chief Financial Officer since February 2011. Mr. Restrepo was the Chief Financial Officer for Smith International, Inc. from October 2009 until the date of its merger with Schlumberger Limited on August 27, 2010. From 2005 to 2009, Mr. Restrepo was the Chief Financial Officer for Seitel, Inc., a leading provider of seismic data for the North American oil and gas industry. From 1985 to 2005, Mr. Restrepo held financial and operational positions at Schlumberger Limited, including Regional General Manager for Continental Europe and for the Arabian Gulf, Corporate Treasurer, and Vice President of Finance for the pressure pumping and directional drilling business units, with international posts in Europe, South America and the Middle East. In March 2012, Mr. Restrepo was appointed to the board of directors of Platinum Energy Solutions Inc., an oilfield services provider and currently serves as the Chairman of its Audit Committee. In September 2008, Mr. Restrepo was appointed to the board of directors of Probe, Inc., a manufacturer of wireline logging equipment and currently serves as the Chairman of its Finance and Audit Committee. Mr. Restrepo holds a Bachelor of Arts in Economics from Cornell University, a Bachelor of Science in Civil Engineering from the University of Miami and a Masters of Business Administration from Cornell University.

Cees Van Diemen. Mr. Van Diemen has served as our Vice President of Operations since February 2009. Mr. Van Diemen has over 35 years of experience in the mobile offshore drilling industry and extensive experience in deepwater drilling from the early days of 600 feet water depth activity in 1977 to recent operations in 9,200 feet water depth. Prior to joining us, he served at Noble Drilling Corporation, and its predecessor Neddrill, as Vice President & Division Manager Brazil from 2005 to October 2008 and Vice President & Division Manager Mobiles Europe from 2000 to 2005. Mr. Van Diemen’s career started offshore in the traditional drill positions from Floorman to Offshore Installation Manager, before taking on increasing responsibility in onshore management roles from rig manager in West Africa, the Mediterranean and the North

Sea, to district manager in the North Sea and Vice President & Division Manager in Europe and more recently in Brazil. Mr. Van Diemen holds a Bachelor of Science in Automotive Engineering from the University of Apeldoorn in the Netherlands.

Kinga E. Doris. Ms. Doris has served as our Vice President, General Counsel and Secretary since September 2010. Ms. Doris has over 15 years of experience advising global energy companies and is a frequent speaker on FCPA and anti-corruption issues. Prior to joining us, she served as Chief Counsel for Pride International Inc. from 2006 to 2010, where she was responsible for legal affairs of the global operations and strategic planning groups. From 1999 to 2006, Ms. Doris served as Associate General Counsel of Core Laboratories N.V. Prior to joining Core Laboratories, Ms. Doris was an attorney in the Houston offices of Akin Gump Strauss Hauer & Feld LLP and LeBoeuf, Lamb, Greene, and MacRae LLP. Ms. Doris holds a Bachelor of Arts and a Juris Doctorate from Texas Tech University.

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

Our Articles and Luxembourg law provide that our Board of Directors shall have no fewer than three members. The minimum number of directors that may sit on our Board of Directors may be changed by an amendment of the Articles approved by resolution passed at an extraordinary general meeting of our shareholders subject to a minimum of three members. Pursuant to the Articles, the directors will be elected by a general meeting of the shareholders. Resolutions adopted at a general meeting of shareholders determine the number of directors comprising our Board of Directors, the remuneration of the members of our Board of Directors and the term of each director’s mandate. Directors may not be appointed for a term of more than six years but are eligible for re-election at the end of their term. Directors may be removed at any time, with or without cause, by a resolution adopted at a general meeting of shareholders. If the office of a director becomes vacant, the other members of our Board of Directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

The current members of our Board of Directors are as follows:

Name	Age	Position
Ron Moskovitz	50	Chairman
Christian J. Beckett	44	Executive Director, Chief Executive Officer
Laurence N. Charney	65	Director
Jeremy Asher	54	Director
Paul Wolff	65	Director
Cyril Ducau	34	Director
Elias Sakellis	36	Director

Ron Moskovitz. Mr. Moskovitz was appointed as a director of the Company in March 2011. Mr. Moskovitz is the Chief Executive Officer of Quantum Pacific (UK) LLP, a member of the Quantum Pacific Group, and serves as a board member of Israel Corp., Israel’s largest holding company with its core holdings focused on industries that meet basic human, industrial and economic needs (e.g., fertilizers and specialty chemicals, energy, shipping and transportation), which may be considered an affiliate of the Idan Ofer family. From July 2008 until December 2012, Mr. Moskovitz served as Chief Executive Officer of Quantum Pacific Advisory Limited. From July 2002 until November 2007, Mr. Moskovitz served as Senior Vice President and Chief Financial Officer of Amdocs Limited. From 1998 until July 2002, he served as Vice President of Finance at Amdocs. Between 1994 and 1998, Mr. Moskovitz held various senior financial positions at Tower Semiconductor Ltd. and served on its board of directors from 2007 to September 2011. Mr. Moskovitz is a CPA in Israel and holds a BA in Accounting and Economics from Haifa University and an Master of Business Administration from Tel Aviv University.

Laurence N. Charney. Mr. Charney was appointed as a director of the Company in April 2011. Mr. Charney retired from Ernst & Young LLP (“Ernst & Young”) in June 2007, where, over the course of his more than 35-year career, he served as Partner, Practice Leader and Senior Advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, real estate, high-tech/software, media/entertainment, and non-profit sectors. His most recent affiliations have included board tenures with Marvel Entertainment, Inc., Pure BioFuels, Inc. and Mrs. Fields Original Cookies. He was appointed to the board of TG Therapeutics, Inc. in April 2012 and the board of Iconix Brand Group, Inc. in February 2011. Mr. Charney is a graduate of Hofstra University with a Bachelors Degree in Business Administration (Accounting), and he also completed an Executive Masters program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and New York State Society of Certified Public Accountants.

Jeremy Asher. Mr. Asher was appointed as a director of the Company in April 2011. Mr. Asher is currently Chairman of Agile Energy Limited, a privately held energy investment company; Chairman of Tower Resources plc, an oil & gas exploration company; a director of Better Place BV, a company promoting and enabling the mass deployment of electric cars; and an advisor to Oil Refineries Limited, an independent refiner and petrochemicals producer. Until 2010, he also served as a director of Gulf Keystone Petroleum Ltd., another oil and gas exploration company; and until 2008 he served as a director of Process Systems Enterprise Limited, a developer of process simulation software. Between 2001 and the present, Mr. Asher has also served as a director and financial investor in various other enterprises. From 1998 until 2001, Mr. Asher served as the Chief Executive Officer of PA Consulting Group, where he oversaw PA’s globalization and growth from 2,500 to nearly 4,000 employees, and negotiated and managed the integration of PA’s acquisition of Hagler Bailly, Inc. Between 1990 and 1997 he acquired, developed and sold the 275,000 bbl/d Beta oil refinery at Wilhelmshaven in Germany. Prior to that, in the late 1980’s, Mr. Asher ran the global oil products trading business of what is now Glencore AG and, prior to that, spent several years as a consultant at what is now Oliver Wyman. Mr. Asher is a graduate of the London School of Economics and holds an Master of Business Administration from Harvard Business School. He is also a member of the London Business School’s Global Advisory Council and serves as a member of the Engineering Advisory Board of Imperial Innovations plc, the commercial arm of Imperial College.

Paul Wolff. Mr. Wolff was appointed as a director of the Company in April 2011. Since 2006, Mr. Wolff has served as an independent director and private investor in different financial and industrial companies. From 1971 to 2006, he worked in the banking sector in which he held various responsibilities in corporate and private banking. He served as a Managing Director of Mees Pierson, headed the Trust Business and was Head of Private Banking and Asset Management. Mr. Wolff has a degree in Commercial Engineering from University of Louvain, a Masters of Business Administration from INSEAD Fontainebleau, and Advanced Management Program from Harvard.

Cyril Ducau. Mr. Ducau was appointed as a director of the Company in April 2011. Mr. Ducau joined the Quantum Pacific Group in 2008 and is currently a Managing Director Finance and Business Development of

Quantum Pacific Ventures Limited. Mr. Ducau was appointed to the board of directors of Quantum Pacific Shipping Services Pte. Ltd. in December 2012. He was previously Head of Business Development of Quantum Pacific Advisory Limited in London. Prior to joining the Quantum Pacific Group, Mr. Ducau was Vice President in the investment banking division of Morgan Stanley & Co. International Ltd. in London and during his tenure there from 2000 to 2008, he held various positions in the Capital Markets, Leveraged Finance and Mergers and Acquisitions teams. Prior to that, Mr. Ducau gained experience in consultancy working for Arthur D. Little in Munich and investment management with Credit Agricole UI Private Equity in Paris. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.

Elias Sakellis. Mr. Sakellis was appointed as a director of the Company in June 2012. Mr. Sakellis joined Quantum Pacific Advisory Limited in May 2012 as Managing Director. He was appointed Managing Director of Business Development of Quantum Pacific (UK) LLP in January 2013. Prior to joining Quantum Pacific (UK) LLP, Mr. Sakellis worked at Goldman, Sachs & Co. in London from 2000 to 2012. During his tenure at Goldman, Sachs & Co., he held various positions, including Executive Director of Leveraged Finance & Restructuring in the Investment Banking Division, Executive Director and Business Unit Manager in the Investment Banking Division, and Financial Analyst and Associate in the Equities Division. Prior to joining Goldman, Sachs & Co., Mr. Sakellis gained experience in the banking sector by working as an analyst for Lehman Brothers in London from 1999 to 2000. Mr. Sakellis is a graduate of Imperial College London with a Master of Science in Finance and a Master of Engineering in Mechanical Engineering. He also holds a Master of Business Administration from INSEAD.

B. COMPENSATION

Senior Management

Members of our senior management receive compensation for the services they provide. The aggregate cash compensation paid to all members of senior management as a group was approximately $4.5 million for the fiscal year ended December 31, 2012. In addition, under the Pacific Drilling S.A. 2011 Omnibus Incentive Plan (the “2011 Plan,” as described in more detail under “Equity Compensation Plans” below), the Company granted in 2012 an aggregate of 1,049,008 options to purchase its common shares to members of our senior management team at an exercise price of $10.12 per share that expire after 10 years and 62,256 restricted share units with a grant date value of $10.12 per share that vest 25% annually over four years.

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

Directors

During the year ended December 31, 2012, we paid an aggregate of approximately $0.2 million in directors’ fees to the independent members of the Board of Directors. In addition, Messrs. Asher, Charney and Wolff each received an award of 20,000 options and 4,000 restricted stock units under our equity compensation plan. We have also paid an aggregate of approximately $0.1 million in directors’ fees to the non-independent members of the Board of Directors affiliated with Quantum Pacific Group. We pay these directors’ fees directly to Quantum Pacific Group. Members of our Board of Directors who are also our employees or employees of our subsidiaries do not receive any additional compensation for their service on our Board of Directors. We believe that our director fee structure is customary and reasonable for companies of our kind and consistent with that of our peers and similarly situated companies in the industry in which we operate. These fees may be increased from time to time by a resolution of the general meeting of shareholders.

Equity Compensation Plans

The 2011 Plan provides for the granting of stock options, stock appreciation rights, restricted shares, restricted share units and other equity-based or equity-related awards to directors, officers, employees and consultants. Subject to adjustment as provided, 7.2 million common shares of Pacific Drilling S.A. are reserved and authorized for issuance pursuant to the terms of the 2011 Plan. The Compensation Committee of our Board of Directors approves participants and, subject to the terms and conditions of the 2011 Plan, determines the terms and conditions of awards under the 2011 Plan.

Under the 2011 Plan, a total of 3,975,638 options and 289,688 restricted share units are outstanding, of which 3,047,668 options and 62,256 restricted share units were granted to members of senior management. The exercise price of the stock options range from $10.00 to $10.12 per share. The options expire no earlier than March 31, 2021. The restricted share units were granted at a value of $10.12 per share that vest 25% annually over four years from the date of grant.

We also have granted awards of 60,000 options and 24,000 restricted stock units under the 2011 Plan to certain members of our Board of Directors. The exercise price of the stock options are $10.12 per share. The options expire approximately 10 years after March 31, 2012. The restricted share units were granted at a range of $8.54 to $10.12 per share that vest 25% annually over four years from the date of grant.

Benefit Plans and Programs

Pacific Drilling sponsors a defined contribution retirement plan covering substantially all U.S. employees (the “U.S. Savings Plan”) and an international savings plan (the “International Savings Plan”). Under the U.S. Savings Plan, the Company matches 100% of employee contributions (limited to $17,000 or, for employees age 50 or over, $22,500) up to 6% of eligible compensation per participant. Under the International Savings Plan, we contribute 6% of base income (limited to $15,000 per participant). During the years ended December 31, 2012, 2011 and 2010, our total employer contributions to both plans amounted to $3.7 million, $2.8 million and $0.5 million, respectively.

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

On March 8, 2012, we held an extraordinary general meeting of our shareholders to re-appoint Mr. Beckett and Mr. Moskovitz, whose current terms were set to expire on March 11, 2012, as directors for a term running through the Annual General Meeting of the Company in 2013 to be held on May 13, 2013 and to re-appoint Cyril Ducau, Sarit Sagiv, Laurence N. Charney, Jeremy Asher and Paul Wolff, whose current terms were due to expire on April 5, 2012, as directors for a term running through the Annual General Meeting of the Company in 2013 to be held on May 13, 2013.

On March 31, 2012, Sarit Sagiv resigned from the Board and on June 11, 2012, the Board appointed Elias Sakellis as a Director for a term running through the Annual General Meeting of the Company in 2013 to be held on May 13, 2013 to fill the vacancy created by Ms. Sagiv’s resignation.

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

The Audit Committee’s primary responsibilities are to assist the Board of Directors’ oversight of: our accounting practices; the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, selection, independence and performance of our independent registered public accounting firm (the “independent auditor”); and the internal audit function. We have adopted an Audit Committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE or market standards.

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

All decisions to be taken by our Board of Directors are subject to a quorum and vote of a majority of the directors. A Chairman of the Board is elected from the members of the Board. The Chairman has a casting vote in the event of a tie vote. Our Chairman of the Board is Ron Moskovitz, who was appointed for an initial one-year term that ended on March 12, 2012 and was re-elected for a subsequent term expiring on May 13, 2013 at the Annual Meeting of Shareholders in 2013 at a special meeting of shareholders held at the Company’s principal executive offices in Luxembourg on March 8, 2012.

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

D. EMPLOYEES

Employees

As of December 31, 2012, we and our subsidiaries had a total of 603 employees and 403 subcontractors. These employees consisted of:

•	92 employees and subcontractors in construction management;

•	809 employees and subcontractors in engineering and operations; and

•	105 employees and subcontractors in finance, strategy and business development, sales and marketing and other administrative functions.

As of December 31, 2012, approximately 291 of our employees were located in the United States, 91 were located in Korea, 393 were located in Nigeria and 210 located in Brazil. The remainder of our employees were in various other locations around the world.

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

During 2012, we substantially completed the manning of the Pacific Mistral and the Pacific Santa Ana and commenced manning of the Pacific Khamsin and the Pacific Sharav.

We believe that our relations with employees are good. The employees of one of our manpower providers in Nigeria are currently represented by unions and covered by a collective bargaining agreement. Our employees in Brazil are currently represented by unions and covered by a collective bargaining agreement.

E. SHARE OWNERSHIP

The table below shows the number of common shares beneficially owned and the percentage owned of our outstanding common shares for our directors, officers and key employees as of February 15, 2013, and the percentage held of the total common shares in issue. Also shown are their interests in share options awarded to them under the Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (the “2011 Stock Plan”). See Item 6, “Compensation—Equity Compensation Plans” for a description of the 2011 Stock Plan.

Beneficial Interest in Common Shares
Director or Key Employee	Number of shares	Percentage
Christian J. Beckett	*	*
Robert F. MacChesney	*	*
William J. Restrepo	*	*
Cees Van Diemen	*	*
Kinga E. Doris	*	*
Paul T. Reese	*	*
Ron Moskovitz	—	—
Laurence N. Charney	*	*
Jeremy Asher	*	*
Paul Wolff	*	*
Cyril Ducau	—	—
Elias Sakellis	—	—
All officers and directors as a group(1)	*	*

*	Owns less than 1% based on the total number of outstanding common shares as of February 15, 2013.
(1)	Includes 579,690 of exercisable options and RSUs held by our senior management and directors as of February 15, 2013.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information as of February 15, 2013 for each shareholder whom we know to beneficially own more than five percent of our outstanding common shares:

	Common Shares Held
Identity of Person or Group	Number of Shares	Percentage
Quantum Pacific (Gibraltar) Limited(1)(2)	150,000,000	69.2%

(1)	Quantum Pacific (Gibraltar) Limited is a Gibraltar company and wholly-owned subsidiary of Quantum Pacific International Limited, the indirect ultimate owner of which is a trust in which Idan Ofer and certain members of his family are the primary beneficiaries. The address of Quantum Pacific (Gibraltar) Limited is 57/63 Line Wall Road, Gibraltar.
(2)	Quantum Pacific (Gibraltar) Limited has pledged a total of 65,070,000 shares of common stock held by it as security for a margin loan.

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

In December 2011, the Company issued all 7,200,000 common shares reserved for issuance under our Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (“Reserve Option Shares”) to one of its wholly-owned subsidiaries. These Reserve Option Shares are treated as issued but not outstanding and are held internally for purposes of administering our Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan. The Reserve Option Shares will be issued when and if the respective option holders submit a valid and proper exercise of their legally vested options. Prior to issuance to any such option holders, the Reserve Option Shares do not have voting rights and do not participate in the earnings of the Company.

As of February 15, 2013, we had only one shareholder of record in the United States, CEDE & CO (nominee of the Depository Trust Company) in whose name all shareholdings in the United States are recorded. This single shareholder of record in the United States represented approximately 29.5% of the total outstanding common shares. The number of beneficial owners of our common shares in the United States is significantly larger than the number of record holders of our common shares in the United States.

B. RELATED PARTY TRANSACTIONS

The joint venture agreements relating to TPDI provided Quantum Pacific Group with a put option that allowed it to exchange its 50% interest in TPDI for shares of Transocean Ltd. or cash at a purchase price based on an appraisal of the fair value of the two vessels owned by TPDI, subject to various customary adjustments. In conjunction with the TPDI Transfer and a related amendment to the Original Project Facilities Agreement, a subsidiary of the Quantum Pacific Group guaranteed to the lenders that any proceeds from the exercise of the put option relating to the equity interest in TPDI would be used to prepay or secure the Project Facilities Agreement. In consideration for this guarantee, we agreed to pay the Quantum Pacific Group a fee of 0.25% per annum on the outstanding borrowings on the Project Facilities Agreement. During the year ended December 31, 2012, fees of $1.3 million were incurred of which $0.5 million were recorded to property and equipment as capitalized interest costs. On April 24, 2012, the Quantum Pacific Group TPDI Put Option Guarantee was terminated and the Quantum Pacific Group was released from its obligations thereunder. In connection with the termination and release of the TPDI Put Option Guarantee, we were released from our obligation to pay the Quantum Pacific Group a fee of 0.25% per annum on the outstanding borrowings on the Project Facilities Agreement and the related agreement was terminated.

In February 2012, the Quantum Pacific Group purchased $40 million of the 2015 Senior Unsecured Bonds issued as part of our 2012 Bond Offering. Following their initial purchase, the Quantum Pacific Group sold their $40 million of the 2015 Senior Unsecured Bonds to unrelated parties. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness—8.25% Senior Unsecured Bonds” for a description of the 2012 Bond Offering.

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

Dividend Policy

We have not paid a dividend on our common shares, cash or otherwise, and we do not intend to do so in the immediate future. Additionally, our Project Facilities Agreement restricts the entities that own the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana from distributing cash to us until January 2014, which may restrict our ability to make dividends to our shareholders. Under the terms of our 2015 Senior Unsecured Bonds, we are restricted from paying dividends exceeding 50% of consolidated net income for the preceding fiscal year. Under the terms of the 2017 Senior Secured Notes, subject to certain exceptions, we are limited in our ability to pay dividends, purchase or redeem our capital stock or make other restricted payments. The terms of the SSCF allow the payment of dividends or distributions to our shareholders under certain conditions more fully set forth therein, whereby we may distribute up to 50% of our net income per year for the year 2013 and thereafter. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” for a more detailed description of the terms of our Project Facilities Agreement, the 2015 Senior Unsecured Bonds, the 2017 Senior Secured Notes and our SSCF.

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

We intend to make a dividend to holders of our common shares as soon as we determine it is prudent to do so, taking into account capital expenditures, targeted growth and performance metrics, and restrictions imposed under our Project Facilities Agreement, our 2015 Senior Unsecured Bonds, our 2017 Senior Secured Notes, our SSCF and any additional debt financing we enter into in connection with the construction of our eighth drillship and any additional drillships we may construct or acquire.

B. SIGNIFICANT CHANGES

In January 2013, we exercised our option and entered into an additional contract with SHI for the construction of our eighth drillship, which is expected to be delivered in the first quarter of 2015.

On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited as the Borrowers, and Pacific Drilling S.A. as the Guarantor entered into a senior secured credit facility agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem, described in further detail in Item 5, “Liquidity and Capital Resources—Description of Indebtedness.”

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

On February 15, 2013, the closing price of our common shares on the NYSE was $9.95 per share and on the Norwegian OTC was 52.75 NOK per share.

The following table sets forth, for each full financial year, high and low intraday sale prices of our common shares:

	Price Per Common Share
	NYSE		NOTC
Fiscal Year Ended December 31,	High (US$)	Low (US$)	High (NOK)	Low (NOK)
2012.	11.47	7.77	63.00	46.00

The following table sets forth, for each full financial quarter for the two most recent fiscal years, high and low intraday sale prices of our common shares since they began trading on the NYSE on November 11, 2011 and on the Norwegian OTC List on April 2, 2011:

	Price Per Common Share
	NYSE		NOTC
	High	Low	High	Low
	(US$)	(US$)	(NOK)	(NOK)
Fiscal Year Ended December 31, 2012
Fourth quarter	10.99	9.09	60.75	52.00
Third quarter	10.79	8.21	55.00	50.00
Second quarter	10.40	7.77	60.00	46.00
First quarter	11.47	8.95	63.00	52.50

	Price Per Common Share
	NOTC
	High	Low
	(NOK)	(NOK)
Fiscal Year Ended December 31, 2011
Fourth quarter	52.50	45.00
Third quarter	53.00	35.00

The following table sets forth, for the six most recent months, high and low intraday sale prices of our common shares:

	Price Per Common Share
	NYSE		NOTC
	High	Low	High	Low
	(US$)	(US$)	(NOK)	(NOK)
February 2013(a)	10.64	9.95	N/A	N/A
January 2013	10.42	9.54	52.75	52.75
December 2012	9.85	9.09	59.75	52.50
November 2012	10.99	9.14	60.75	55.00
October 2012	10.36	9.76	60.00	52.00
September 2012	10.79	9.36	55.00	52.00

(a)	February 1, 2013—February 15, 2013. No trading occurred on the NOTC for the period.

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

Description of Share Capital

The following is a summary of our share capital and the rights of the holders of our common shares that are material to an investment in our common shares. These rights are set forth in our Articles or are provided by applicable Luxembourg law, and these rights may differ from those typically provided to shareholders of U.S. companies under the corporation laws of the various states of the United States. This summary does not contain all information that may be important to readers.

Our share capital is comprised of common shares. As of February 15, 2013, an aggregate of 216,902,000 common shares, accounting par value $0.01 and without nominal value, were issued and outstanding. Each of our outstanding common shares entitles its holder to one vote at any general meeting of shareholders.

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

To our knowledge, as of February 15, 2013, there are no additional shareholders’ arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of us in favor of a third person other than the current controlling shareholder, an entity controlled by the Quantum Pacific Group.

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

Share Capital

As of February 15, 2013, our issued share capital amounts to $2,241,000, represented by 224,100,000 common shares and 216,902,000 common shares issued and outstanding, par value $0.01 and without nominal value. We are authorized to issue $50,000,000 of share capital (such amount including the currently issued share capital of $2,241,000) and are authorized to issue up to 5,000,000,000 common shares, having an accounting par value of $0.01 and without nominal value (such number of shares including the 224,100,000 shares already issued), out of such authorized share capital.

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

As of December 31, 2012, the Company’s share capital consisted of 5,000,000,000 common shares authorized and 216,902,000 common shares issued and outstanding of which approximately 69.2% was held by Quantum Pacific (Gibraltar) Limited.

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

Each of our common shares entitles the holder of record thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of our Articles. Each share entitles the holder to one vote at a general meeting of shareholders. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders.

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

Equity Instruments and Other Arrangements Affecting Equity

Our Predecessor adopted the 2009 Plan, which provided for the granting of stock options, stock appreciation rights, restricted shares, restricted share units and other equity-based or equity-related awards to directors, officers, employees and consultants. In March 2011, we substituted all outstanding awards under the 2009 Plan with new awards of options to purchase common shares under the 2011 Plan. All options under the 2011 Plan expire on the earliest of (i) ten years after the date of grant, (ii) 90 days after the employee ceases to provide services to us or one of our affiliates, or (iii) 6 months following the employee’s death. Concurrent with the Substitution, we terminated the 2009 Plan and no new awards will be made under that plan. See Item 6, “Compensation—Equity Compensation Plans” for additional information regarding the 2011 Plan.

C. MATERIAL CONTRACTS

The Company has no material contracts other than those entered into in the ordinary course of business and those described in our description of indebtedness. See Item  5, “Liquidity and Capital Resources—Description of Indebtedness.”

D. EXCHANGE CONTROLS

There are no legislative or other legal provisions currently in force in Luxembourg or arising under our Articles of Association that restrict the payment of dividends to holders of Pacific Drilling S.A. shares not resident in Luxembourg, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and European Union sanctions. There are no limitations, either under the laws of Luxembourg or in the Articles of Association, on the right of non-Luxembourg nationals to hold or vote Pacific Drilling S.A. shares.

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

This discussion is based on the laws of the Grand-Duchy of Luxembourg, including the Income Tax Act of December 4, 1967, as amended, the Municipal Business Tax Act of December 1, 1936, as amended and the Net Wealth Tax Act of October 16, 1934, as amended, to which we jointly refer to as the laws of the Grand-Duchy of Luxembourg, including the regulations promulgated thereunder, and published judicial decisions and administrative pronouncements, each as in effect on the date of this annual report or with a known future effective date and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). However, there can be no assurance that the Luxembourg tax authorities will not challenge any of the Luxembourg tax considerations described below; in particular, changes in law and/or administrative practice, as well as changes in relevant facts and circumstances, may alter the tax considerations described below. Prospective investors are encouraged to consult their own professional advisors as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

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

Tax Regime Applicable to Realized Capital Gains

U.S. Holders

U.S. Holders will be subject to the following Luxembourg tax treatment in relation to capital gains in the cases described below (among others):

•

An individual who is a U.S. Holder of Common Shares (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which the Common Shares are attributable) will not be subject to Luxembourg taxation on capital gains arising upon disposal of such Common Shares pursuant to Article 14 (5) of the Treaty. A corporate U.S. Holder, which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which our Common Shares are attributable, will be required to recognize capital gains (or losses as the case may be) on the sale of such Common Shares, which will be subject to Luxembourg corporate income tax and municipal business tax. However, gains realized on the sale of the Common Shares may benefit from the exemption provided for by Article 166 of the Luxembourg

Income Tax and the Grand-Ducal Decree of December 21, 2001 (as amended) provided that at the time of the disposal of the Common Shares (a) the U.S. Holder (acting through its permanent representative or fixed place of business in Luxembourg) of Common Shares holds a stake representing at least 10% of our total share capital or a cost price of at least €6,000,000 and (b) such qualifying shareholding has been held for an uninterrupted period of at least 12 months or the U.S. Holder (acting through its permanent representative or fixed place of business in Luxembourg) undertakes to continue to own such qualifying shareholding until such time as the U.S. Holder (acting through its permanent representative or fixed place of business in Luxembourg) has held our Common Shares for an uninterrupted period of at least 12 months. In certain circumstances, the exemption may not apply in part or in full; for example; the capital gains exemption (for gains arising on an alienation of the Common Shares) does not apply to the amount of previously tax deducted expenses and write-offs related to these Common Shares.

•

A corporate U.S. Holder, which has no permanent establishment in Luxembourg to which the Common Shares are attributable, will not be subject to Luxembourg taxation on capital gains arising upon disposal of such Common Shares pursuant to Article 14 (5) of the Treaty.

Tax Regime Applicable to Distributions

Luxembourg Withholding Tax

A Luxembourg withholding tax of 15% (17.65% if the dividend tax is not withheld from the shareholder) is due on dividends and similar distributions to our holders (subject to the exceptions discussed under “—Exemption from Luxembourg Withholding Tax” below). Absent an exception, we will be required to withhold at such rate from distributions to the shareholder and pay such withheld amounts to the Luxembourg tax authorities.

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

We believe that we will not be a PFIC in the current taxable year and that we will not become a PFIC in any future taxable year. The determination of whether a corporation is a PFIC is made annually and thus may be subject to change. Therefore, we can give investors no assurance as to our PFIC status. U.S. Holders are encouraged to consult their own independent tax advisors about the PFIC rules, including the availability of certain elections. The remainder of this discussion assumes that we will not be a PFIC for the current taxable year or for any future taxable year.

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

Dividends (including amounts withheld on account of foreign taxes) paid with respect to our Common Shares generally will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder. A non-corporate U.S. Holder would be entitled to a preferential rate of U.S. federal income taxation (with the applicable rate based on the income and filing status of the U.S. Holder) with respect to any dividends paid on our Common Shares only if we are a “qualified foreign corporation.” We will be treated as a qualified foreign corporation if the Common Shares are readily tradable on an established securities market or if we are eligible for the benefits of a comprehensive income tax treaty with the United States. As our Common Shares will be traded on an established securities market we will be a qualified foreign corporation and therefore non-corporate U.S. Holders will be eligible for a preferential tax rate if the holders meet certain holding period and other requirements. A preferential tax rate will not apply to amounts that the U.S. Holder takes into account as “investment income,” which may be offset by investment expense. Dividends on our Common Shares will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. You are encouraged to consult your independent tax advisor regarding qualification for a preferential rate on dividend income and the rules related to investment income.

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

Taxation of Capital Gains

Gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of Common Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds before the deduction of any foreign tax) on the sale, exchange or other taxable disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. The capital gains of a U.S. Holder that is an individual, estate or trust currently generally will be subject to a reduced rate of U.S. federal income tax (with the applicable rate based on the income and filing status of the U.S. Holder) if the holder’s holding period for the Common Shares exceeded one year as of the time of the disposition. The deductibility of capital losses is subject to certain limitations. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a Common Share generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a share that is subject to Luxembourg or other foreign income tax imposed on the gain, the U.S. Holder may not be able to benefit from the foreign tax credit for that foreign income tax (i.e., because gain on the disposition would be U.S. source). Alternatively, the U.S. Holder may take a deduction for the foreign income tax if such holder does not take a credit for any foreign income tax during the taxable year.

Reporting Requirements Regarding Foreign Financial Accounts

Certain U.S. holders who are individuals and who hold “specified foreign financial assets” (as defined in section 6038D of the Code) with values in excess of certain dollar thresholds, as prescribed by applicable U.S. Treasury regulations, are required to report such assets on IRS Form 8938 with their U.S. federal income tax returns. Specified foreign financial assets include stock of a non-U.S. corporation (such as our Common Shares) that is not held in an account maintained by a “financial institution” (as defined in section 1471(d)(5) of the Code). An individual who fails to timely furnish the required information may be subject to a penalty. Additionally, in the event a U.S. holder does not file the required information, the statute of limitations may not close until three years after such information is filed. Under certain circumstances, an entity may be treated as an individual for purposes of the foregoing rules. Investors are urged to consult your tax advisor regarding these reporting requirements and any other reporting requirements that may be applicable to your particular circumstances.

Additional Medicare Tax on Net Investment Income

For taxable years beginning after December 31, 2012, an additional 3.8% Medicare tax is imposed on the “net investment income” of certain United States citizens and resident aliens and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes dividends and certain net gain from the disposition of property, less certain deductions. Investors are encouraged to consult your independent tax advisors with respect to this additional tax.

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

Backup withholding is not an additional tax. Generally, a holder may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder’s U.S. federal income tax liability by timely filing a refund claim with the IRS. The amount of any backup withholding withheld from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Holders are encouraged to consult their independent tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedures for obtaining exemptions.

You are encouraged to consult with your own independent tax advisor regarding the application of the U.S. federal income tax laws to your particular circumstances, as well as any additional tax consequences resulting from an investment in our Common Shares, including the applicability and effect of the tax laws of any state, local or non-U.S. jurisdiction, including estate, gift and inheritance tax laws.

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

Interest Rate Risk. We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. As of December 31, 2012, our net exposure to floating interest rate fluctuations on our outstanding debt was $70.8 million, based on our total net interest bearing debt of $1,456 million less the $1,385 million notional principal of our floating to fixed interest rate swaps. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $0.7 million on an annual basis as of December 31, 2012. As of December 31, 2011, our net exposure to floating interest rate fluctuations on our outstanding debt was $94.4 million, based on our total net interest bearing debt of $1,675.0 million less the $1,580.6 million notional principal of our floating to fixed interest rate swaps. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $1.0 million on an annual basis as of December 31, 2011. Please read Item 5, “Liquidity and Capital Resources—Derivative Instruments and Hedging Activities.”

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

None.

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

(b) Management’s Annual Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Internal control over financial reporting includes the controls themselves, monitoring (including internal auditing practices), and actions taken to correct deficiencies as identified.

There are inherent limitations to the effectiveness of internal control over financial reporting, however well designed, including the possibility of human error and the possible circumvention or overriding of controls. The design of an internal control system is also based in part upon assumptions and judgments made by management about the likelihood of future events, and there can be no assurance that an internal control will be effective under all potential future conditions. As a result, even an effective system of internal controls can provide no more than reasonable assurance with respect to the fair presentation of financial statements and the processes under which they were prepared.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria for internal control over financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operating effectiveness of its internal control over financial reporting.

Management reviewed the results of its assessment with the Audit Committee of the Company’s Board of Directors. Based on this assessment, management has concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective.

The Company’s independent auditors, KPMG LLP, a registered public accounting firm, are appointed by the Audit Committee of the Company’s Board of Directors. KPMG LLP has audited and reported on the consolidated financial statements of Pacific Drilling S.A. and Subsidiaries, and the Company’s internal control over financial reporting. The reports of the independent auditors are contained in this annual report.

(c) Attestation Report of the Registered Public Accounting Firm

The Report of KPMG LLP included in Item 18, “Financial Statements” of this annual report is incorporated herein by reference.

(d) Changes in Internal Control over Financial Reporting

There were no changes in these internal controls during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT	COMMITTEE FINANCIAL EXPERT

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

	Years ended December 31,
	2012	2011
	(In thousands)
Audit fees(a)	$1,400	$1,375
Audit-related fees(b)	—	—
Tax fees(c)	—	—
All other fees(d)	—	—

Total	$1,400	$1,375

(a)	Audit fees represent professional services rendered for the audit of our annual consolidated financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b)	Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our consolidated financial statements, which have not been reported under audit fees above.
(c)	Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
(d)	All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

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

Under the policy, the Audit Committee pre-approves all audit services to be provided to the Company, whether provided by the principal auditor or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditor; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable rules and regulations. All services provided by the principal external auditor for the years ended December 31, 2012 and 2011 were approved by the Audit Committee pursuant to the pre-approval policy.

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

Historical Consolidated Financial Statements

Pacific Drilling S.A. was formed as a Luxembourg corporation under the form of a société anonyme to act as an indirect holding company for our Predecessor. In connection with the Restructuring, our Predecessor was contributed to a wholly-owned subsidiary of the Company by the Quantum Pacific Group. The Company did not engage in any business or other activities prior to the Restructuring except in connection with its formation and the Restructuring. The Restructuring was limited to entities that were all under the control of the Quantum Pacific Group and its affiliates, and, as such, the Restructuring was accounted for as a transaction between entities under common control. As a result, the consolidated financial statements of Pacific Drilling S.A. are presented using the historical values of the Predecessor’s financial statements on a combined basis prior to the Restructuring. However, the issued share capital of Pacific Drilling S.A. is retrospectively reflected for all periods to reflect the 150,000,000 common shares held by the Quantum Pacific Group at the completion of the Restructuring. The financial information relating to the Company and its subsidiaries have been prepared in accordance with GAAP and are in U.S. dollars.

Historical Parent-Only Financial Statements

Pacific Drilling S.A. is the parent-company of subsidiaries owning the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana, which act as Borrowers under the Project Facilities Agreement. Surplus cash held by these subsidiaries is restricted by the Project Facilities Agreement from transfer by intercompany loans and/or dividend payments to us. Rule 5-04 of Regulation S-X requires separate parent-only financial statements to be presented in Schedule I, “Condensed financial information of registrant,” when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. Since the restricted net assets of the Borrowers exceeds 25 percent of Pacific Drilling S.A.’s consolidated net assets, this annual report also includes parent-only financial statements for Pacific Drilling S.A. pursuant to the requirements of Rule 5-04 of Regulation S-X. The financial statements of Pacific Drilling S.A. as of December 31, 2012 and 2011 and for the year ended December 31, 2012 and for the period from March 11, 2011 (inception) to December 31, 2011, including the applicable notes thereto, have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars.

The following financial statements listed below are filed as part of this annual report on Form 20-F:

Pacific Drilling S.A.

ITEM	19. EXHIBITS

Exhibit Number	Description
1.1	Articles of Association of Pacific Drilling S.A. (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1, File No. 333-177774).

1.2	Form of Amended and Restated Articles of Association of Pacific Drilling S.A. (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1, File No. 333-177774).

2(a)(1)	Registration Rights Agreement between Pacific Drilling S.A. and Quantum Pacific (Gibraltar) Limited, dated November 16, 2011 (incorporated by reference to Exhibit 2(a)(1) to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

2(b)(1)	Bond Agreement, dated February 23, 2012, between Pacific Drilling S.A. and Norsk Tillitsmann ASA (incorporated by reference to Exhibit 2(b)(1) to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

2(b)(2)	Indenture, dated as of November 28, 2012, among Pacific Drilling V Limited, Pacific Drilling S.A. and each subsidiary guarantor from time to time party thereto, as guarantors, and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent (incorporated by reference to Exhibit 99.1 to our Report on Form 6-K, filed December 5, 2012, File No. 001-35345).

2(b)(3)	Form of Note (incorporated by reference to Exhibit 99.2 to our Report on Form 6-K, filed December 5, 2012, File No. 001-35345).

4.1	Amendment and Restatement Agreement in Respect of the Project Facilities Agreement and the Intercreditor Agreement, dated March 30, 2011, among Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd. and Pacific Santa Ana Ltd., as Borrowers, Pacific Drilling Limited, as Guarantor, and the arrangers, lenders and agents named therein (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1, File No. 333-177774).

4.2	Second Amendment and Restatement Agreement in Respect of the Project Facilities Agreement and the Intercreditor Agreement, dated March 30, 2012, among Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., as the Borrowers, Pacific Santa Ana Ltd., as the Resigning Borrower, Pacific Drilling Limited, as Guarantor, Pacific Santa Ana S.à.r.l., as the Acceding Borrower and the arrangers, lenders and agents named therein (incorporated by reference to the Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

Exhibit Number	Description
4.3	Third Amendment and Restatement Agreement in Respect of the Project Facilities Agreement and the Intercreditor Agreement, dated April 19, 2012, among Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., and Pacific Santa Ana S.à.r.l., as the Borrowers, Pacific Drilling Limited, as Guarantor, Pacific Bora Ltd., Pacific Scirocco Ltd., Pacific Drilling Limited, Pacific International Drilling West Africa Limited, Pacific Drilling (Gibraltar) Limited, and Pacific Drilling S.A., as the TI Bond Facility Obligors and the arrangers, lenders and agents named therein (incorporated by reference to the Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

4.4	Letter of Credit Facility and Guaranty Agreement for Standby Letter of Credit, dated as of April 19, 2012, among Pacific Scirocco Ltd., Pacific Drilling (Gibraltar) Limited, Pacific Drilling Limited and Pacific Drilling S.A. and the arrangers, lenders and agents named therein (incorporated by reference to the Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

4.5	Letter of Credit Facility and Guaranty Agreement for Standby Letter of Credit, dated as of April 19, 2012, among Pacific Bora Ltd., Pacific Drilling (Gibraltar) Limited, Pacific Drilling Limited and Pacific Drilling S.A. and the arrangers, lenders and agents named therein (incorporated by reference to the Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

4.6	Termination Agreement, dated as of April 19, 2012, among Pacific Drilling (Gibraltar) Limited, Pacific Drilling S.A and Citibank N.A. (incorporated by reference to the Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

4.7	Termination Agreement, dated as of April 19, 2012, among Pacific Drilling (Gibraltar) Limited, Quantum Pacific International Limited and Citibank N.A (incorporated by reference to the Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

4.8	Termination Agreement, dated as of April 24, 2012, among Pacific Drilling (Gibraltar) Limited and Standard Chartered Bank (incorporated by reference to the Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

4.9	Agreement for Standby Letter of Credit, dated as of July 7, 2011, between Pacific Drilling (Gibraltar) Limited and Citibank, N.A. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1, File No. 333-177774).

4.10	Guaranty, dated as of July 7, 2011, by Quantum Pacific International Limited, as guarantor, in favor of Citigroup Inc. and each subsidiary or affiliate thereof (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1, File No. 333-177774).

4.11	Pledge Agreement, dated as of June 27, 2011, between Pacific Drilling (Gibraltar) Limited, as pledgor, and Citibank, N.A. (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1, File No. 333-177774).

4.12	Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1, File No. 333-177774).

4.13	Agreement for Standby Letter of Credit, dated as of November 29, 2011, between Pacific Drilling (Gibraltar) Limited and Citibank, N.A (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

4.14	Guaranty, dated as of November 29, 2011, by Pacific Drilling S.A., as guarantor, in favor of Citigroup Inc. and each subsidiary or affiliate thereof (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

4.15	Pledge Agreement, dated as of November 29, 2011, between Pacific Drilling (Gibraltar) Limited, as pledgor, and Citibank, N.A., as amended by that letter agreement dated as of December 9, 2011 (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

Exhibit Number	Description
4.16	Letter of Credit Reimbursement Agreement, dated as of December 6, 2011, between Pacific International West Africa Limited and Standard Chartered Bank (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

4.17	Assignment of Cash Collateral Account, dated as of December 6, 2011, between Pacific Drilling (Gibraltar) Limited and Standard Chartered Bank (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

4.18*	Second Amendment Agreement in Respect of the Project Facilities Agreement, dated December 28, 2012, among Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., and Pacific Santa Ana S.à.r.l., as the Borrowers, Pacific Drilling Limited, as Guarantor, Pacific International Drilling West Africa Limited, Pacific Drilling (Gibraltar) Limited and the arrangers, lenders and agents named therein.

4.19	Senior Secured Credit Facility Agreement, dated as of February 19, 2013, among Pacific Sharav S.à.r.l. and Pacific Drilling VII Limited, as Borrowers, Pacific Drilling S.A., as Guarantor, and the arrangers, lenders and agents named therein (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed February 25, 2013, File No. 001-35345).

8.1*	Subsidiaries of Pacific Drilling S.A.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1*	Certificate of Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

13.2*	Certificate of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.
**	XBRL Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PACIFIC DRILLING S.A.

	By:	/S/ CHRISTIAN J. BECKETT
	Name:	Christian J. Beckett
	Title:	Chief Executive Officer
Date: February 28, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Pacific Drilling S.A.:

We have audited the accompanying consolidated balance sheets of Pacific Drilling S.A. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited Schedule I – Condensed Financial Information of Pacific Drilling S.A. (Parent Only) (Schedule I). These consolidated financial statements and Schedule I are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and Schedule I based on our audits. We did not audit the financial statements of Transocean Pacific Drilling Inc. (TPDI – a 50% owned unconsolidated investee company). The Company’s investment in TPDI at December 31, 2011 was $0, and its equity in earnings of TPDI was $18,955,000 and $56,307,000 for the years ended December 31, 2011 and 2010, respectively. The financial statements of TPDI were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TPDI, is based solely on the report of other auditors.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Drilling S.A. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related Schedule I, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Houston, Texas

February 28, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Pacific Drilling S.A.:

We have audited Pacific Drilling S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting in Item 15b of Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pacific Drilling S.A. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 28, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Houston, Texas

February 28, 2013

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except share and per share information)

	Years Ended December 31,
	2012	2011	2010
Revenues
Contract drilling	$638,050	$65,431	$—
Costs and expenses
Contract drilling	(331,495)	(32,142)	—
General and administrative expenses	(45,386)	(52,614)	(19,715)
Depreciation expense	(127,698)	(11,619)	(395)

	(504,579)	(96,375)	(20,110)
Loss of hire insurance recovery	23,671	18,500	—

Operating income (loss)	157,142	(12,444)	(20,110)
Other income (expense)
Equity in earnings of Joint Venture	—	18,955	56,307
Interest income from Joint Venture	—	495	1,973
Interest expense	(104,685)	(10,384)	(858)
Other income	3,245	3,675	(62)

Income before income taxes	55,702	297	37,250
Income tax (expense) benefit	(21,713)	(3,200)	49

Net income (loss)	$33,989	$(2,903)	$37,299

Earnings (loss) per common share, basic (Note 18)	$0.16	$(0.01)	$0.25

Weighted average number of common shares, basic (Note 18)	216,901,000	195,447,944	150,000,000

Earnings (loss) per common share, diluted (Note 18)	$0.16	$(0.01)	$0.25

Weighted average number of common shares, diluted (Note 18)	216,903,159	195,447,944	150,000,000

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Years Ended December 31,
	2012	2011	2010
Net income (loss)	$33,989	$(2,903)	$37,299
Other comprehensive income (loss):
Unrecognized gain (loss) on Joint Venture derivative instruments	—	720	(28,990)
Reclassification adjustment for loss on Joint Venture derivative instruments realized in net income	—	2,996	11,540

	—	3,716	(17,450)

Unrecognized loss on derivative instruments	(22,551)	(62,086)	—
Reclassification adjustment for loss on derivative instruments realized in net income	24,419	1,802	—

	1,868	(60,284)	—

Total other comprehensive income (loss)	1,868	(56,568)	(17,450)

Total comprehensive income (loss)	$35,857	$(59,471)	$19,849

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	December 31, 2012	December 31, 2011
Assets:
Cash and cash equivalents	$605,921	$107,278
Restricted cash	47,444	168,681
Accounts receivable	152,299	62,578
Materials and supplies	49,626	42,986
Deferred financing costs	17,707	15,124
Current portion of deferred mobilization costs	37,519	54,523
Prepaid expenses and other current assets	13,930	10,376

Total current assets	924,446	461,546

Property and equipment, net	3,760,421	3,436,010
Restricted cash	124,740	208,287
Deferred financing costs	32,157	32,386
Other assets	52,164	46,060

Total assets	$4,893,928	$4,184,289

Liabilities and shareholders’ equity:
Accounts payable	$30,230	$26,845
Accrued expenses	39,345	39,095
Current portion of long-term debt	218,750	218,750
Accrued interest payable	29,594	12,099
Derivative liabilities, current	17,995	20,466
Current portion of deferred revenue	66,142	28,829

Total current liabilities	402,056	346,084

Long-term debt, net of current maturities	2,034,958	1,456,250
Deferred revenue	97,014	73,110
Other long-term liabilities	44,652	34,772

Total long-term liabilities	2,176,624	1,564,132

Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value, 5,000,000,000 shares authorized, 224,100,000 shares issued and 216,902,000 and 216,900,000 shares outstanding as of December 31, 2012 and 2011, respectively	2,169	2,169
Additional paid-in capital	2,349,544	2,344,226
Accumulated other comprehensive loss	(58,416)	(60,284)
Retained earnings (accumulated deficit)	21,951	(12,038)

Total shareholders’ equity	2,315,248	2,274,073

Total liabilities and shareholders’ equity	$4,893,928	$4,184,289

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

(in thousands, except share amounts)

	Common shares		Treasury Shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings (accumulated deficit)	Total equity
	Shares	Amount
Balance at December 31, 2009	805,000	$1	—	$150,000	$3,992	$53,756	$207,749
Contribution from shareholder	—	—	—	655,000	—	—	655,000
Issuance of shares upon conversion of related-party loan	1,115,761	1	—	892,608	—	—	892,609
Other comprehensive loss	—	—	—	—	(17,450)	—	(17,450)
Net income	—	—	—	—	—	37,299	37,299

Balance at December 31, 2010	1,920,761	2	—	1,697,608	(13,458)	91,055	1,775,207

Restructuring share issuance, net	148,079,239	1,498	—	(1,498)	—	—	—
Issuance of common shares, net	66,900,000	669	—	625,147	—	—	625,816
Issuance of common shares to treasury	—	—	7,200,000	—	—	—	—
Contribution from shareholder	—	—	—	142,759	—	—	142,759
Other comprehensive income from Joint Venture	—	—	—	—	3,716	—	3,716
Net income prior to Joint Venture interest assignment	—	—	—	—	—	9,135	9,135
Joint Venture interests assigned to shareholder	—	—	—	(124,920)	9,742	(100,190)	(215,368)
Share-based compensation liability modification	—	—	—	2,290	—	—	2,290
Share-based compensation	—	—	—	2,840	—	—	2,840
Other comprehensive loss	—	—	—	—	(60,284)	—	(60,284)
Net loss subsequent to Joint Venture interest assignment	—	—	—	—	—	(12,038)	(12,038)

Balance at December 31, 2011	216,900,000	2,169	7,200,000	2,344,226	(60,284)	(12,038)	2,274,073

Shares issued under share-based compensation plans	2,000	—	(2,000)	—	—	—	—
Share-based compensation	—	—	—	5,318	—	—	5,318
Other comprehensive loss	—	—	—	—	1,868	—	1,868
Net income	—	—	—	—	—	33,989	33,989

Balance at December 31, 2012	216,902,000	$2,169	7,198,000	$2,349,544	$(58,416)	$21,951	$2,315,248

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2012	2011	2010
Cash flow from operating activities:
Net income (loss)	$33,989	$(2,903)	$37,299
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Interest income from Joint Venture	—	(495)	(1,973)
Depreciation expense	127,698	11,619	395
Equity in earnings of Joint Venture	—	(18,955)	(56,307)
Amortization of deferred revenue	(95,750)	(8,566)	—
Amortization of deferred mobilization costs	70,660	4,288	—
Amortization of deferred financing costs	13,926	1,067	—
Deferred income taxes	(3,766)	(3,169)	(371)
Share-based compensation expense	5,318	4,471	65
Changes in operating assets and liabilities:
Accounts receivable	(89,721)	(45,051)	(17,527)
Materials and supplies	(6,640)	(35,031)	(7,955)
Prepaid expenses and other assets	(61,548)	(108,593)	(2,972)
Accounts payable and accrued expenses	33,865	39,437	6,252
Deferred revenue	156,967	97,550	12,955

Net cash provided by (used in) operating activities	184,998	(64,331)	(30,139)

Cash flow from investing activities:
Capital expenditures	(449,951)	(1,539,630)	(883,853)
Decrease (increase) in restricted cash	204,784	(315,286)	(60,967)

Net cash used in investing activities	(245,167)	(1,854,916)	(944,820)

Cash flow from financing activities:
Proceeds from issuance of common shares, net	—	625,816	—
Proceeds from long-term debt	797,415	1,275,000	450,000
Payments on long-term debt	(218,750)	(50,000)	—
Deferred financing costs	(19,853)	(6,803)	(57,995)
Proceeds from related-party loan	—	142,205	685,280
Payments on related-party loan	—	—	(69,444)

Net cash provided by financing activities	558,812	1,986,218	1,007,841

Increase in cash and cash equivalents	498,643	66,971	32,882
Cash and cash equivalents, beginning of period	107,278	40,307	7,425

Cash and cash equivalents, end of period	$605,921	$107,278	$40,307

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1—Nature of Business

Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling company committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification rigs. Our primary business is to contract our ultra-deepwater rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our customers. As of December 31, 2012, the Company operates four drillships under customer contract and has three drillships under construction at Samsung Heavy Industries (“SHI”), two of which are under customer contract.

Pacific Drilling S.A. was formed on March 11, 2011, as a Luxembourg corporation under the form of a société anonyme to act as an indirect holding company for its predecessor, Pacific Drilling Limited (our “Predecessor”), a company organized under the laws of Liberia, and its subsidiaries in connection with a corporate reorganization completed on March 30, 2011, referred to as the “Restructuring.” In connection with the Restructuring, our Predecessor was contributed to a wholly-owned subsidiary of the Company by a subsidiary of Quantum Pacific International Limited, a British Virgin Islands company and parent company of an investment holdings group (the “Quantum Pacific Group”). The Company did not engage in any business or other activities prior to the Restructuring except in connection with its formation and the Restructuring.

In 2007, our Predecessor entered into various agreements with Transocean Ltd. (“Transocean”) and its subsidiaries, which culminated in the formation of a joint venture company, Transocean Pacific Drilling Inc. (“TPDI” or the “Joint Venture”), which was owned 50% by our Predecessor and 50% by a subsidiary of Transocean. On March 30, 2011, in connection with the Restructuring, our Predecessor assigned its equity interest in TPDI to another subsidiary of the Quantum Pacific Group, which is referred to as the “TPDI Transfer,” to enable the Company to focus on the operation and marketing of the Company’s wholly-owned fleet. As a result, neither the Company nor any of its subsidiaries owned any interest in TPDI following March 30, 2011.

Note 2—Significant Accounting Policies

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

The Restructuring was a business combination limited to entities that were all under the control of the Quantum Pacific Group and its affiliates, and, as such, the Restructuring was accounted for as a transaction between entities under common control. Accordingly, the consolidated financial statements of Pacific Drilling S.A. as of and for the years ended December 31, 2011 and 2010 are presented using the historical values of the Predecessor’s financial statements on a combined basis prior to the Restructuring. The financial statements for the years ended December 31, 2011 and 2010 present the results of the Company and its subsidiaries as if Pacific Drilling S.A. was formed and the Restructuring was completed on January 1, 2010.

We currently are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), which is fully controlled and 90% owned by us with 10% owned by Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Accordingly, we consolidate all PIDWAL interests and no portion of PIDWAL’s operating results is allocated to the noncontrolling interests. In addition to the joint venture agreement, we currently have marketing and logistic services agreements with Derotech and an affiliated company of Derotech. During the years ended December 31, 2012, 2011 and 2010, we incurred fees of $7.0 million, $3.1 million and $0.2 million under the marketing and logistic services agreements, respectively.

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

Allowance for Doubtful Accounts—We provide an allowance for doubtful accounts, as necessary, based on a review of outstanding receivables, historical collection information and existing economic conditions. We do not generally require collateral or other security for receivables. We have no allowance for doubtful accounts as of December 31, 2012 and 2011.

Promissory Notes to Joint Venture—Contributions in the form of promissory notes to the Joint Venture were recorded at cost. The accrued interest on promissory notes from our Joint Venture was recorded at the amount due. Interest income from the Joint Venture was earned on the promissory notes based on the stated loan rates as discussed in Note 4.

Materials and Supplies—Materials and supplies held for consumption are carried at the lower of average cost or market. We recorded no allowance for obsolescence on materials and supplies as of December 31, 2012 and 2011.

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

Interest is capitalized based on the costs of new borrowings attributable to qualifying new construction or at the weighted average cost of debt outstanding during the period of construction. We capitalize interest costs for qualifying new construction from the point borrowing costs are incurred for the qualifying new construction and cease when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete.

Property and equipment are depreciated to its salvage value on a straight-line basis over the estimated useful lives of each class of assets. Our estimated useful lives of property and equipment are as follows:

Years
Drillships and related equipment	15-35
Other property and equipment	2-7

Long-Lived Assets—We review our long-lived assets, including property and equipment, for impairment when events or changes in circumstances indicate that the carrying amounts of our assets held and used may not be recoverable. Potential impairment indicators include rapid declines in commodity prices and related market conditions, actual or expected declines in rig utilization, increases in idle time, cancellations of contracts or credit concerns of customers. We assess impairment using estimated undiscounted cash flows for the long-lived assets being evaluated by applying assumptions regarding future operations, market conditions, dayrates, utilization and idle time. An impairment loss is recorded in the period if the carrying amount of the asset is not recoverable. During 2012, 2011 and 2010, there were no long-lived asset impairments.

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

Foreign Currency Transactions—The consolidated financial statements are stated in U.S. dollars. We have designated the U.S. dollar as the functional currency for our foreign subsidiaries in international locations because we contract with customers, purchase equipment and finance capital using the U.S. dollar. Transactions in other currencies have been translated into U.S. dollars at the rate of exchange on the transaction date. Any gain or loss arising from a change in exchange rates subsequent to the transaction date is included as an exchange gain or loss. Monetary assets and liabilities denominated in currencies other than U.S. dollars are reported at the rates of exchange prevailing at the end of the reporting period. During 2012 and 2011, total foreign exchange gains were $2.4 million and $1.4 million, respectively, and recorded in other income within our consolidated statements of operations. During 2010, total foreign exchange gains (losses) were nominal.

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

Share-Based Compensation—The grant date fair value of share-based awards granted to employees is recognized as an employee compensation expense over the requisite service period on a straight-line basis. To the extent the share-based awards were to be settled in cash upon exercise, the awards were accounted for as a liability. The liability was remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as employee compensation expense in the current period. As of December 31, 2012 and 2011, the Company has no awards accounted for as liabilities. The amount of compensation expense recognized is adjusted to reflect the number of awards for which the related vesting conditions are expected to be met. As such, the amount of compensation expense ultimately recognized is based on the number of awards that do meet the vesting conditions at the vesting date.

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

Recently Issued Accounting Standards

Fair Value Measurements and Disclosures—In May 2011, the FASB issued an accounting standards update that changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments included in this update are intended to clarify the application of existing fair value measurement requirements. We adopted the accounting standards update effective January 1, 2012 with no material impact to our financial statements or notes to the consolidated financial statements.

Presentation of Comprehensive Income—In June and December 2011, the FASB issued an accounting standards update on the presentation of comprehensive income. This guidance eliminates a previously permitted option to report other comprehensive income and its components in the statement of changes in equity. We adopted the effective portions of the FASB accounting standards update on January 1, 2012 with no material impact on our financial statements or notes to the consolidated financial statements.

In February 2013, the FASB issued an accounting standards update on the reporting of amounts reclassified out of accumulated other comprehensive income. This guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. The accounting standards update is effective for interim and annual periods beginning January 1, 2013. We are evaluating the impacts that our adoption of this update will have on our financial statements or notes to the consolidated financial statements.

Balance Sheet Offsetting—In December 2011, the FASB issued an accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments. The update requires disclosures of gross and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement. The accounting standards update is effective for interim and annual periods beginning January 1, 2013. We do not expect that our adoption of this update will have a material effect on our financial statements or notes to the consolidated financial statements.

Note 3—Property and Equipment

Property and equipment consists of the following as of:

	December 31,
	2012	2011
	(In thousands)
Drillships and related equipment	$3,892,623	$3,435,665
Other property and equipment	7,025	12,441

Property and equipment, cost	3,899,648	3,448,106
Accumulated depreciation	(139,227)	(12,096)

Property and equipment, net	$3,760,421	$3,436,010

On March 15, 2011, we entered into two contracts with SHI for the construction of our fifth and sixth new advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav, which are expected to be delivered to us at the shipyard in the second quarter and fourth quarter of 2013, respectively. On March 16, 2012, we entered into an additional contract with SHI for the construction of the Pacific Meltem, our seventh advanced-capability, ultra-deepwater drillship, which is expected to be delivered to us at the shipyard in the second quarter of 2014. The construction contract for the Pacific Meltem also includes an option for an eighth newbuild drillship on the same terms and conditions as those for the Pacific Meltem. The option was originally valid until June 15, 2012 and was subsequently extended through January 18, 2013 at no cost. In January 2013, we exercised our option and entered into an additional contract with SHI for the construction of our eighth drillship, which is expected to be delivered in the first quarter of 2015 (see Note 21).

The SHI contracts for the Pacific Khamsin, the Pacific Sharav and the Pacific Meltem provide for an aggregate purchase price of approximately $1.5 billion for the acquisition of these three vessels, payable in installments during the construction process, of which we have made payments of $374.3 million through December 31, 2012. We anticipate making payments of approximately $797.3 million in 2013 and approximately $329.8 million in 2014.

During the years ended December 31, 2012, 2011 and 2010, we capitalized interest costs of $33.2 million, $71.0 million and $99.0 million, respectively, on assets under construction.

Note 4—Investment In and Notes Receivable from Joint Venture

A legal entity is a variable interest entity (“VIE”) if the entity’s equity investment at risk does not provide its holders, as a group, with the power through voting or similar rights to direct the activities that most significantly impact the entity’s economic performance. We are required to consolidate VIEs if we have the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the VIE that could potentially be significant to the VIE. If these conditions are met, we have a controlling financial interest and are the primary beneficiary of the VIE.

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

Our Predecessor owned a 50% interest in TPDI that was recorded in our consolidated financial statements through the date of assignment to a subsidiary of the Quantum Pacific Group on March 30, 2011. The TPDI Joint Venture was formed with Transocean Offshore International Ventures Limited (“TOIVL”) to construct, own, and operate or charter two deepwater drillships, named the Dhirubai Deepwater KG1 (“KG1”) and Dhirubai Deepwater KG2 (“KG2”). Until the formation of the Joint Venture in 2007, both drillships under construction were owned by Pacific Drilling. KG1 started operating in July 2009 and KG2 started operating in March 2010.

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

We determined that the Joint Venture met the criteria of a VIE as TPDI’s equity investment at risk was not sufficient for the entity to finance its activities without additional subordinated financial support. We also determined that Transocean was the primary beneficiary for accounting purposes since Transocean a) had the power to direct the marketing and operating activities, which were the activities that most significantly impact TPDI’s economic performance and b) had the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As a result, we accounted for TPDI as an equity method investment in our consolidated financial statements.

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

During 2009, the Joint Venture entered into interest rate swaps, which are designated as cash flow hedges of the future interest payments on variable rate borrowings under its bank credit facilities to reduce the variability of cash interest payments. During the years ended December 31, 2011 and 2010, Pacific Drilling reclassified $3.0 million and $11.5 million, respectively, of losses previously recognized as accumulated other comprehensive income to equity in earnings of Joint Venture. The Joint Venture recognizes gains and losses associated with the ineffective portion of the cash flow hedges in interest expense in the period in which they are realized. During the years ended December 31, 2011 and 2010, the Joint Venture recorded ineffectiveness gains (losses) of $0.6 million and $(0.3) million, respectively, to interest expense.

In April 2010, Transocean and Pacific Drilling entered into a letter of credit fee agreement whereby Transocean agreed to provide a letter of credit as needed for purposes of TPDI’s compliance with the terms under TPDI’s bank credit facility. In return, Pacific Drilling agreed to pay Transocean our 50% share of a 4.2% per annum fee on the required letter of credit amount. During the years ended December 31, 2011 and 2010, Pacific Drilling incurred $0.3 million and $0.9 million, respectively, of fees related to this agreement that is recorded as interest expense in our consolidated statement of operations.

On March 30, 2011, the Company assigned its interests in TPDI’s equity, notes receivable from Joint Venture and accrued interest on promissory notes from Joint Venture to a subsidiary of the Quantum Pacific Group. The TPDI interests have been assigned on March 31, 2011, which date was used for convenience after our conclusion that there were no material intervening transactions between March 30, 2011 and March 31, 2011. The assignment was recorded and presented as a dividend in-kind within our consolidated financial statements.

A summarized consolidated balance sheet of TPDI is as follows:

March 31, 2011
(In thousands)
Balance sheet:
Current assets	$193,479
Property and equipment, net	1,421,215
Other assets	8,957

Total assets	$1,623,651

Current liabilities	$275,022
Long-term liabilities	1,216,010
Shareholders’ equity	132,619

Total liabilities and shareholders’ equity	$1,623,651

Summarized TPDI consolidated results of operations are as follows:

	For the three months ended March 31, 2011	Year ended December 31, 2010
	(In thousands)
Income statement:
Operating revenues	$90,414	$304,092
Operating expenses	35,492	129,214

Operating income	54,922	174,878
Interest expense, net	(13,958)	(52,762)
Other expense	(99)	(138)

Income before income taxes	40,865	121,978
Income tax expense	4,166	13,715

Net income	$36,699	$108,263

Note 5—Debt

A summary of debt is as follows:

	December 31, 2012	December 31, 2011
	(In thousands)
Due within one year:
Bora Term Loan	$50,000	$50,000
Mistral Term Loan	62,500	62,500
Scirocco Term Loan	43,750	43,750
Santa Ana Term Loan	62,500	62,500

Total current debt	218,750	218,750
Long-term debt:
Bora Term Loan	$300,000	$350,000
Mistral Term Loan	325,000	387,500
Scirocco Term Loan	287,500	331,250
Santa Ana Term Loan	325,000	387,500
8.25% Senior Unsecured Bonds	300,000	—
7.25% Senior Secured Notes	497,458	—

Total long-term debt	2,034,958	1,456,250

Total debt	$2,253,708	$1,675,000

Project Facilities Agreement

On September 9, 2010, Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., and Pacific Santa Ana Ltd. (collectively, the “Borrowers”), and Pacific Drilling Limited (the “Guarantor”) (collectively, the “Borrowing Group”) entered into a project facilities agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana, (as amended on November 16, 2010, as amended and restated on March 30, 2011 and as further amended and restated on March 30, 2012, the “Original Project Facilities Agreement”). On April 19, 2012, in connection with the Temporary Import Bond Facilities described below, the Borrowing Group amended and restated the Original Project Facilities Agreement by entering into the Third Amended and Restated Project Facilities Agreement (the “Project Facilities Agreement” or “PFA”). On December 28, 2012, the Borrowing Group entered into the Second Amendment Agreement in respect of the Project Facilities Agreement, which changed the frequency of amortization payments from every six months to every three months.

The Project Facilities Agreement includes a term loan with respect to the Pacific Bora, a term loan with respect to the Pacific Mistral, a term loan with respect to the Pacific Scirocco and a term loan with respect to the Pacific Santa Ana (each, a “Term Loan” and, collectively, the “Term Loans” or the “Term Loan Facility”). Each Term Loan consists of three tranches: one provided by a syndicate of ten commercial banks (the “Commercial Tranche”), one provided by the Ministry of Trade and Industry of the Norwegian government (and guaranteed by the Norwegian Guarantee Institute for Export Credits) (the “GIEK Tranche”) and one provided by The Export-Import Bank of Korea (the “KEXIM Tranche”).

In November 2010, we borrowed $450 million under the Bora Term Loan. During 2011, we borrowed $450 million, $375 million and $450 million under the Mistral Term Loan, the Scirocco Term Loan and the Santa Ana Term Loan, respectively. Under the Scirocco Term Loan, $75 million of the aggregated amount available was cancelled, resulting in our collective final borrowings equaling $1.725 billion under the Project Facilities Agreement.

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

During the years ended December 31, 2012, 2011 and 2010, we incurred $64.4 million, $57.2 million and $12.6 million of interest expense on the Term Loans of which $8.7 million, $51.5 million and $12.6 million was recorded to property and equipment as capitalized interest, respectively.

The Commercial Tranche under the Term Loan Facility matures on October 31, 2015, and the GIEK Tranche and the KEXIM Tranche each mature on October 31, 2019. Each Term Loan requires a residual debt payment of $200 million at maturity of the Commercial Tranche. The GIEK Tranche and the KEXIM Tranche each contain put options exercisable if the Commercial Tranche is not refinanced on terms acceptable to GIEK and/or KEXIM, respectively. If the GIEK Tranche put option or the KEXIM Tranche put option is exercised, each Borrower must prepay, in full, the portion of all outstanding loans that relate to the GIEK Tranche and/or the KEXIM Tranche, as applicable, on the maturity date of the Commercial Tranche, without any premium, penalty or fees of any kind.

Borrowings under the Commercial Tranche may be prepaid in whole or in part with a 1% penalty on the amount prepaid if such prepayment takes place within one year after the delivery of the fourth drillship, and no penalty thereafter. Borrowings under the GIEK Tranche and the KEXIM Tranche may be prepaid in whole or in part with a 0.5% penalty.

With respect to the term loans relating to the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana, we are required to make amortization payments of $12.5 million, $15.6 million, $10.9 million and $15.6 million, respectively, every three months, commencing in January 2013, with the residual debt payment of $200 million each due in October 2015.

The indebtedness under the Project Facilities Agreement is guaranteed by the Guarantor. The obligations of the Borrowers under the Term Loan Facility are joint and several. The Project Facilities Agreement is secured by several collateral components, which are usual and customary for such financings. The security provided to the lenders is cross-collateralized across all Term Loans and comprises assignments of refund guarantees, shipbuilding contracts and insurances, a first preferred mortgage over each Borrower’s drillship and other types of collateral.

The Project Facilities Agreement requires compliance with certain affirmative and negative covenants that are customary for such financings. These include, but are not limited to, restrictions on (i) the ability of each of the Borrowers to pay dividends to its shareholder or sell assets and (ii) the ability of the Borrowing Group to incur additional indebtedness or liens, make investments or transact with affiliates (except for certain specified exceptions). The Borrowers are restricted in their ability to transfer their net assets to the Guarantor, whether in the form of dividends, loans or advances. As of December 31, 2012 and December 31, 2011, the Borrowing Group held $1.7 billion and $1.5 billion of restricted net assets, respectively.

The Guarantor (through the Borrowing Group) is also required to (i) enter into and maintain drilling contracts for each drillship (except as permitted pursuant to an executed waiver letter), (ii) maintain cash account balances reserved for debt service payments, (iii) maintain Guarantor liquidity and (iv) maintain contributed equity above certain levels and to meet a required level of collateral maintenance whereby the aggregate appraised collateral value must not be less than a certain percentage of the total outstanding balances and commitments under the Project Facilities Agreement.

The Project Facilities Agreement also requires compliance by the Guarantor with the following financial covenants: (i) a projected (looking forward over the following twelve months) debt service coverage ratio of at least 1.1x through June 30, 2012 and 1.2x thereafter; (ii) a historical (looking back over the preceding twelve months) debt service coverage ratio of at least 1.1x through December 31, 2013 and 1.2x thereafter; (iii) a maximum leverage ratio of 65% and (iv) a minimum liquidity of $50 million (held in a restricted and pledged account with the Security Trustee) after the delivery of all four drillships.

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

2015 Senior Unsecured Bonds

In February 2012, we completed a private placement of 8.25% senior unsecured U.S. dollar denominated bonds due 2015 (the “2015 Senior Unsecured Bonds”) in aggregate principal amount of $300 million to eligible purchasers. The bonds bear interest at 8.25% per annum, payable semiannually on February 23 and August 23, and mature on February 23, 2015.

The 2015 Senior Unsecured Bonds are general unsecured, senior obligations that rank: (i) senior in right of payment to all of the Company’s subordinated indebtedness, if any; (ii) pari passu in right of payment with any of the Company’s existing and future unsecured indebtedness that is not by its terms subordinated to the 2015 Senior Unsecured Bonds; (iii) effectively junior to the Company’s existing and future senior debt facilities (including the Project Facilities Agreement, the Temporary Import Bond Facilities (as defined below), any future customary senior secured debt facilities provided by banks and/or financial institutions and any future first priority senior secured bond financing obtained to finance our fleet, including any refinancing, amendments or replacements of the debt facilities).

The Company may acquire 2015 Senior Unsecured Bonds in the open market, or otherwise, at any time without restriction. Within 60 days after notification of a specified change in control event, each bondholder has the right to exercise an early repayment option at a price equal to 101% of par, plus accrued interest.

During the year ended December 31, 2012, we incurred $21.1 million in interest expense on the 2015 Senior Unsecured Bonds of which $17.0 million was recorded to property and equipment as capitalized interest, respectively. We did not incur interest expense on the 2015 Senior Unsecured Bonds during the years ended December 31, 2011 and 2010.

The 2015 Senior Unsecured Bonds contain provisions that limit, with certain exceptions, the ability of the Company and our subsidiaries to (i) merge or demerge, (ii) dispose of assets, (iii) incur financial indebtedness and (iv) pay dividends exceeding 50% of consolidated net income for the preceding fiscal year. The 2015 Senior Unsecured Bonds also require compliance with financial covenants including (i) a minimum equity ratio of 35%, (ii) a minimum liquidity of $25 million and (iii) a leverage restriction limiting the outstanding secured and unsecured borrowings on a consolidated basis (excluding Temporary Import Bond Facilities) to an average of $475 million per drillship. The 2015 Senior Unsecured Bonds contain events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the 2015 Senior Unsecured Bonds are subject to acceleration.

2017 Senior Secured Notes

In November 2012, Pacific Drilling V Limited (the “Issuer”), an indirect, wholly-owned subsidiary of Pacific Drilling S.A. (the “Parent”), completed a private placement of $500 million (the “2017 Senior Secured

Notes”) in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due 2017 to eligible purchasers. The 2017 Senior Secured Notes are fully and unconditionally guaranteed by Pacific Drilling S.A. on a senior unsecured basis. The 2017 Senior Secured Notes constitute a new series of debt securities under an indenture dated as of November 28, 2012 (the “Indenture”), among the Issuer, the Parent and each subsidiary guarantor from time to time party thereto, as guarantors, and Deutsche Bank Trust Company Americas, as Trustee (in such capacity, the “Trustee”) and Collateral Agent (in such capacity, the “Collateral Agent”).

The 2017 Senior Secured Notes were sold at 99.483% of par. The Notes bear interest at 7.25% per annum, payable semiannually on June 1 and December 1, commencing on June 1, 2013, and mature on December 1, 2017.

As of December 31, 2012, the Issuer has no subsidiaries. Any future subsidiary of the Issuer that holds or will hold the Pacific Khamsin or certain related assets, or is or becomes party to a drilling contract in respect of the Pacific Khamsin, will guarantee the notes on a senior secured basis. None of Pacific Drilling S.A.’s other subsidiaries will be guarantors of the 2017 Senior Secured Notes. The 2017 Senior Secured Notes and the note guarantees will be the Issuer’s and each guarantor subsidiary’s senior obligation, respectively, and will rank equal in right of payment to all existing and future senior indebtedness of the Issuer and such guarantor, respectively, and will rank senior in right of payment to all existing and future subordinated indebtedness of the Issuer and such guarantor, respectively.

Prior to the delivery of the Pacific Khamsin, the 2017 Senior Secured Notes will be secured by a first-priority security interest (subject to certain exceptions) in substantially all of the assets of the Issuer, including the Issuer’s rights under the construction contract and the refund guarantee for the Pacific Khamsin , and by a pledge of the capital stock of the Issuer. Upon delivery of the Pacific Khamsin, the 2017 Senior Secured Notes will also be secured by a first-priority security interest (subject to exceptions) in the Pacific Khamsin, and substantially all of the other assets of the Issuer, including an assignment of earnings and insurance proceeds related to the Pacific Khamsin.

On or after December 1, 2015, the Issuer has the option to redeem the 2017 Senior Secured Notes, in whole or in part, at one time or from time to time, at the redemption prices plus accrued and unpaid interests and additional amounts, if any, as specified in the Indenture. Prior to December 1, 2015, the Issuer may redeem all or any portion of the Notes at a redemption price equal to 100% of the principal amount of the outstanding notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date, plus a “make-whole” premium. In addition, prior to December 1, 2015, the Issuer may, at its option, on one or more occasions redeem up to 35% of the aggregate original principal amount of the Notes (including any additional Notes) with the net cash proceeds from certain equity offerings of the Parent at a redemption price of 107.250% of the principal amount of the outstanding notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date. The Issuer may also, prior to December 1, 2015, redeem up to 10% of the original aggregate principal amount of the Notes in any 12 month period at a redemption price equal to 103% of the aggregate principal amount thereof plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

During the year ended December 31, 2012, we incurred and capitalized interest expense of $3.4 million on the 2017 Senior Secured Notes. We did not incur interest expense on the 2017 Senior Secured Notes during the years ended December 31, 2011 and 2010.

The 2017 Senior Secured Notes contain provisions that limit, with certain exceptions, the ability of Pacific Drilling S.A., the Issuer and Pacific Drilling S.A.’s other restricted subsidiaries to (i) pay dividends, purchase or redeem Pacific Drilling S.A.’s capital stock or subordinated indebtedness of the Issuer or any guarantor or make other restricted payments, (ii) incur or guarantee additional indebtedness or issue preferred stock, (iii) create or incur liens and (iv) create unrestricted subsidiaries, (v) enter into transactions with affiliates, (vi) enter into new lines of business, (vii) transfer or sell the Pacific Khamsin and other related assets and (vii) merge or demerge. As of December 31, 2012 and 2011, the Issuer held $0 of restricted net assets, respectively.

Temporary Import Bond Facilities

As part of the standard Nigerian importation requirements for equipment, we are required to either import the vessel into Nigeria on a permanent basis and pay import duties or apply for a Temporary Importation (“TI”) permit and put up a bond for the value of the import duties instead. On July 13, 2011, we entered into a temporary Standby Letter of Credit (“SBLC”) facility with Citibank, N.A. to support a TI bond for the Pacific Bora as required in Nigeria (the “Bora TI Bond”). On December 6, 2011, we entered into separate temporary SBLC facilities with each of Citibank, N.A. and Standard Charter Bank to support a TI bond for the Pacific Scirocco as required in Nigeria (collectively, the “Scirocco TI Bond” and, together with the Bora TI Bond, the “TI Bonds”).

Under the SBLC facility for the Pacific Bora, Citibank, N.A., as issuing bank, issued a letter of credit for the benefit of Citibank Nigeria denominated in the Nigerian currency, Naira, in the amount of approximately $99.8 million. This letter of credit provided credit support for the Bora TI Bond that was issued by Citibank Nigeria in favor of the Government of Nigeria Customs Service for the Pacific Bora.

Under the temporary SBLC facilities for the Pacific Scirocco, Citibank, N.A. and Standard Charter Bank, as issuing banks, each issued a letter of credit for the benefit of Citibank Nigeria and Standard Charter Bank Nigeria, respectively, denominated in Naira in the collective amount of approximately $109.5 million. These letters of credit provided credit support for the Scirocco TI Bond that was issued by Citibank Nigeria and Standard Charter Bank Nigeria, respectively, in favor of the Government of Nigeria Customs Service for the Pacific Scirocco.

On April 19, 2012, the temporary SBLC facilities for the Pacific Bora and the Pacific Scirocco were each replaced by a Letter of Credit Facility and Guaranty Agreement. Under the Letter of Credit Facility and Guaranty Agreement for the Bora TI Bond (the “Bora TI Facility”), Citibank, N.A., as administrative agent, issuing bank and arranger, has issued a letter of credit for the benefit of Citibank Nigeria in the amount of 14,884,342,426 Naira or approximately $94.5 million as of April 19, 2012. This letter of credit provides credit support for the Bora TI Bond that was issued by Citibank Nigeria in favor of the Government of Nigeria Customs Service for the Pacific Bora.

Under the Letter of Credit Facility and Guaranty Agreement for the Scirocco TI Bond (the “Scirocco TI Facility,” and, together with the Bora TI Facility, the “TI Facilities”), Citibank, N.A., as administrative agent, issuing bank and arranger, has issued letters of credit for the benefit of Citibank Nigeria and Standard Charter Bank Nigeria in the collective amount of 17,280,837,923 Naira or approximately $109.7 million as of April 19, 2012. These letters of credit provide credit support for the TI bonds that were issued by Citibank Nigeria and Standard Charter Bank Nigeria, respectively, in favor of the Government of Nigeria Customs Service for the Pacific Scirocco.

Each letter of credit issued pursuant to the Bora TI Facility and Scirocco TI Facility will expire after a one-year period and will be renewable for up to two additional one-year terms based on the initial contract term of each vessel. In connection with the placement of the Bora TI Facility and the Scirocco TI Facility, our restricted cash deposit obligations were lowered from $50 million and $99 million under the former SBLC facilities to $10.7 million and $12.3 million, respectively, resulting in a release of approximately $126 million of cash collateral. The restricted cash balance required is subject to fluctuations in the U.S. dollar to Naira currency exchange rates.

The TI Facilities require the Company to pay fees, in addition to customary fronting fees, calculated based on outstanding balances of the TI Bonds and each outstanding letter of credit. Fees on the TI Facilities are primarily based on 2.5% of the U.S. dollar equivalent of outstanding balances of the Bora TI Facility and the Scirocco TI Facility. During the years ended December 31, 2012 and 2011, we incurred $5.5 million and $0.7 million, respectively, in interest expense on the TI Facilities.

Maturities of Long-Term Debt

For purposes of preparing our scheduled maturities of debt, borrowings under the GIEK Tranche and the KEXIM Tranche are presented assuming an exercise of the option by GIEK and KEXIM to accelerate the maturity date to October 31, 2015. Maturities of long-term debt for each of the five years ending after December 31, 2012 are as follows:

(In thousands)
Twelve months ended December 31,
2013	$218,750
2014	218,750
2015	1,318,750
2016	—
2017	500,000

Note 6—Restricted Cash

Restricted cash consists primarily of bank accounts held with financial institutions as security for the Project Facilities Agreement and the Temporary Import Bond Facilities.

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

Income / (loss) before income taxes consisted of the following:

	Years ended December 31,
	2012	2011	2010
	(In thousands)
Luxembourg	$(24,451)	$(1,281)	$—
United States	(444)	(2,753)	498
Other Jurisdictions	80,597	4,331	36,752

Total	$55,702	$297	$37,250

The components of income tax (provision) / benefit consisted of the following:

	Years ended December 31,
	2012	2011
	(In thousands)
Current income tax expense:
Luxembourg	$(535)	$—	$—
United States	(4,404)	(164)	(301)
Other Foreign	(20,540)	(6,205)	(21)

Total current	$(25,479)	$(6,369)	$(322)
Deferred tax benefit:
Luxembourg	$32	$—	$—
United States	4,646	782	344
Other Foreign	(912)	2,387	27

Total deferred	$3,766	$3,169	$371
Income tax (expense) benefit	$(21,713)	$(3,200)	$49

A reconciliation between the Luxembourg statutory rate of 28.8 percent and Liberian statutory rate of zero percent and our effective tax rate is as follows:

	Years ended December 31,
	2012	2011	2010
Statutory rate	28.8%	28.8%	—
Effect of tax rates different than the Luxembourg statutory tax rate	6.8%	108.5%	(0.1)%
Change in valuation allowance	3.4%	934.1%	—
Adjustments related to prior years	—	6.0%	—

Effective tax rate	39.0%	1,077.4%	(0.1)%

The components of deferred tax assets and liabilities consist of the following:

	December 31,
	2012	2011
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$4,671	$2,547
Accrued payroll expenses	4,644	2,175
Deferred revenue	5,592	2,410
Other	23	18

Deferred tax assets	14,930	7,150
Less: valuation allowance	(4,476)	(2,547)

Total deferred tax assets	$10,454	$4,603
Deferred tax liabilities:
Depreciation and amortization	$(1,125)	$(1,063)
Deferred expenses	(2,024)	—

Total deferred tax liabilities	$(3,149)	$(1,063)

Net deferred tax assets	$7,305	$3,540

As of December 31, 2012 and 2011, the Company had gross deferred tax assets of $4.7 million and $2.5 million related to loss carry forwards in various worldwide tax jurisdictions. The majority of the loss carry forwards have no expiration.

A valuation allowance for deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2012 and 2011, the valuation allowance for deferred tax assets was $4.5 million and $2.5 million, respectively. The increase in our valuation allowance primarily resulted from losses incurred in Nigeria and Brazil during the year ended December 31, 2012, for which we believe it is more likely than not that a tax benefit will not be realized.

We consider the earnings of certain of our subsidiaries to be indefinitely reinvested. As such, we have not provided for taxes on these unremitted earnings. Should we make a distribution from the unremitted earnings of these subsidiaries, we would be subject to taxes payable to various jurisdictions. At December 31, 2012, the amount of indefinitely reinvested earnings was approximately $29 million. If all of these indefinitely reinvested earnings were distributed, we would be subject to estimated taxes of approximately $0.4 million.

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. As of December 31, 2012 and 2011, we have not accrued any liabilities with respect to uncertain tax positions. We will recognize interest and penalties related to uncertain tax positions in income tax expense.

Pacific Drilling is subject to taxation in various U.S., foreign, and state jurisdictions in which it conducts business. Tax years as early as 2009 remain subject to examination. As of December 31, 2012, Pacific Drilling’s only ongoing tax audit is in Nigeria and relates to the 2011 tax year. The audit recently commenced and no issues have been raised to date. There are no other known pending tax audits.

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

Borrowings under the intercompany revolving loan agreement accrued interest at the rate of six percent per annum. During the years ended December 31, 2011 and 2010, Pacific Drilling incurred and capitalized interest expense of $0.6 million and $60.1 million, respectively, on the related-party loan as a cost of property and equipment.

Note 9—Shareholder’s Equity

As of December 31, 2009, the common stock of Pacific Drilling Limited consisted of 805,000 shares of authorized and issued common stock with $0.001 par value.

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

As of December 31, 2012, the Company’s share capital consisted of 5,000,000,000 common shares authorized, 224,100,000 common shares issued and 216,902,000 common shares outstanding of which approximately 69.2% is held by Quantum Pacific (Gibraltar) Limited.

Note 10—Share-Based Compensation

During the years ended December 31, 2012, 2011 and 2010, compensation expense recognized related to share-based arrangement grants totaled $5.3 million, $4.5 million and $0.1 million, respectively, and is recorded in general and administrative expenses in our consolidated statements of operations.

2009 Stock Plan

On April 24, 2009, the Board of our Predecessor approved the creation of the Pacific Drilling Limited 2009 Omnibus Stock Incentive Plan (the “2009 Stock Plan”), which provided for issuance of common stock options, as well as share appreciation rights, restricted shares, restricted share units, and other equity based or equity related awards to directors, officers, employees and consultants of Pacific Drilling. The Board also authorized the issuance of 6,684 common stock options to certain executives and employees at a per share exercise price of $1,000, which the Board determined at issuance to be the fair market value of a share of our Predecessor’s common stock. The options issued in 2009 had a contractual term of 10 years and were scheduled to vest 50%, 25% and 25% on March 31, 2011, 2012 and 2013, respectively.

On December 21, 2010, the Board authorized the issuance of 12,577 common stock options to certain executives and employees at a per share exercise price of $800, which the Board determined at issuance to be the fair market value of a share of our Predecessor’s common stock. The options issued in 2010 had a contractual term of 10 years and were scheduled to vest 25% annually on March 31, 2011, 2012, 2013 and 2014.

Pursuant to the terms of the options granted, our Predecessor could elect to settle the stock options upon exercise in cash instead of issuing shares of our common stock. The Company anticipated settling any of the 2010 and 2009 stock options in cash. As such, the stock options were accounted for as liability awards at fair value.

2011 Stock Plan

Stock Options

On March 31, 2011, as part of the Restructuring, the Company cancelled the 2009 Stock Plan. Further, the Board approved the creation of the Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (the “2011 Stock Plan”), which provides for issuance of common stock options, as well as share appreciation rights, restricted shares, restricted share units and other equity based or equity related awards to directors, officers, employees and consultants. The Board also resolved that 7.2 million common shares of Pacific Drilling S.A. be reserved and authorized for issuance pursuant to the terms of the 2011 Stock Plan.

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

On March 31, 2012, the Company granted 1,294,840 common stock options to certain members of our Board of Directors, executives and employees pursuant to the 2011 Stock Plan. The 2012 option grants vest 25% annually over four years. The 2012 option grants were issued at an exercise price of $10.12 and have a 10 year contractual term.

The fair value of the 2012 stock option grants as of March 31, 2012, the date of grant, was calculated using the following assumptions:

2012 stock options
Expected volatility	48.5%
Expected term (in years)	6.25
Expected dividends	—
Risk-free interest rate	1.40%

A summary of option activity under the 2011 Stock Plan as of and for the year ended December 31, 2012 is as follows:

	Number of shares under option	Weighted-average exercise price (per share)	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding—January 1, 2012	2,788,596	$10.00
Granted	1,294,840	10.12
Exercised	—	—
Cancelled	—	—
Forfeited or expired	(107,798)	10.00

Outstanding—December 31, 2012	3,975,638	$10.04	8.1	—
Exercisable—December 31, 2012	1,121,429	$10.00	7.3	—

The weighted-average grant-date fair value of options granted during the years ended December 31, 2012 and 2011 was $4.85 and $5.24. There were no options exercised during the years ended December 31, 2012, 2011 and 2010. As of December 31, 2012, total compensation costs related to nonvested option awards not yet recognized is $10.6 million and is expected to be recognized over 2.5 years.

Restricted Stock Units

On November 2, 2011, we granted awards of 12,000 restricted stock units with a grant date fair value of $8.54 under the 2011 Plan to certain members of our Board of Directors. On March 31, 2012, the Company also granted 297,180 restricted stock units to certain members of our Board of Directors, executives and employees pursuant to the 2011 Stock Plan. These restricted stock units will be settled in shares of our stock and will generally vest over a period of four years.

A summary of restricted stock units activity under the 2011 Stock Plan as of and for the year ended December 31, 2012 is as follows:

	Number of restricted stock units	Weighted-average grant-date fair value (per share)
Nonvested—January 1, 2012	12,000	$8.54
Granted	297,180	10.12
Vested	(2,000)	8.54
Forfeited	(17,492)	10.12

Nonvested—December 31, 2012	289,688	$10.07

As of December 31, 2012, total compensation costs related to nonvested restricted stock units not yet recognized is $2.4 million and is expected to be recognized over a weighted average period of 3.2 years.

Note 11—Derivatives

We are currently exposed to market risk from changes in interest rates. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in interest rates and to meet our debt covenant requirements. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

During 2011, we entered into four interest rate swaps to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the Project Facilities Agreement. We designated the interest rate swaps as cash flow hedges for accounting purposes. The interest rate swaps pay a fixed rate of interest and receive LIBOR. The fixed interest rate swap rates are 1.83%, 1.87%, 1.6% and 2.39% for the Bora Term Loan, Scirocco Term Loan, Mistral Term Loan and Santa Ana Term Loan, respectively. As of December 31, 2012, the notional amounts of the Bora, Scirocco, Mistral and Santa Ana interest rate swaps were $350.0 million, $316.7 million, $331.3 million and $387.5 million, respectively. The notional amounts of the interest rate swaps amortize quarterly and will expire on October 31, 2015.

On December 28, 2012, management de-designated a portion of the Bora, Scirocco, Mistral and Santa Ana interest rate swaps from hedge accounting due to the change in payment frequency of principal payments resulting from the Second Amendment Agreement to the Project Facilities Agreement. Subsequent to de-designation, we account for the de-designated portion of the interest rate swaps on a mark-to-market basis, with both realized and unrealized gains and losses on the de-designated portion recorded currently in earnings in interest expense in the Consolidated Statements of Operations. As a result of the de-designation, $2.8 million of accumulated other comprehensive income associated with the de-designated portion of the interest rate swap was reclassified into interest expense.

The table below provides data about the fair values of derivatives that are designated as hedge instruments as of December 31, 2012 and 2011:

Derivatives designated as hedging instruments	Derivative liabilities Balance sheet location	December 31,
		2012	2011
		(In thousands)
Short-term—Interest rate swaps	Derivative liabilities, current	$17,017	$20,466
Long-term—Interest rate swaps	Other long-term liabilities	$27,437	$30,769

Total		$44,454	$51,235

As of December 31, 2012, the estimated amount of net losses associated with derivative instruments that would be reclassified to earnings during the next twelve months is $18.5 million.

The table below provides data about the fair values of derivatives that are not designated as hedge instruments as of December 31, 2012 and 2011:

Derivatives not designated as hedging instruments	Derivative liabilities Balance sheet location	December 31,
		2012	2011
		(In thousands)
Short-term—Interest rate swaps	Derivative liabilities, current	$978	$—
Long-term—Interest rate swaps	Other long-term liabilities	$1,574	$—

Total		$2,552	$—

The following table summarizes the cash flow hedge gains and losses for the years ended December 31, 2012, 2011 and 2010:

Derivatives in cash flow hedging relationships	Amount of income (loss) recognized in equity for the year ended December 31,			Amount of loss reclassified from accumulated OCI into income for the year ended December 31,			Amount recognized in income (ineffective portion and amount excluded from effectiveness testing) for the year ended December 31,
	2012	2011	2010	2012	2011	2010	2012	2011	2010
	(In thousands)
Interest rate swaps	$1,868	$(60,284)	$—	$24,419	$1,802	$—	$—	$—	$—

For the de-designated portion of the interest rate swaps not in a cash flow hedge relationship, gains and losses recorded from December 28, 2012 to December 31, 2012 were immaterial.

Note 12—Fair Value Measurements

We have estimated fair value by using appropriate valuation methodologies and information available to management as of December 31, 2012 and 2011. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

The estimated fair value of accounts receivable, accounts payable and accrued expenses approximates their carrying value due to their short-term nature. Additionally, the estimated fair value of current and noncurrent restricted cash approximates its carrying value as it consists of cash and cash equivalent balances. The estimated fair value of our Project Facilities Agreement debt approximates carrying value because the variable rates approximate current market rates. As of December 31, 2012, we estimated the fair value of our 2015 Senior Unsecured Bonds and our 2017 Senior Secured Notes to be approximately $308.9 million and $512.5 million compared to their carrying value of $300.0 million and $497.5 million. We estimate the fair values of our variable-rate and fixed-rate debts using significant other observable inputs, which represent Level 2 fair value measurements.

The following table presents the carrying value and estimated fair value of our financial instruments recognized at fair value on a recurring basis:

	December 31, 2012
		Fair value measurements using
	Carrying value	Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Interest rate swaps	$47,006	—	47,006	—

	December 31, 2011
		Fair value measurements using
	Carrying value	Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Interest rate swaps	$51,235	—	51,235	—

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

Note 13—Commitments and Contingencies

Operating Leases—The Company leases office space in countries it operates. The future minimum lease payments under the non-cancelable operating leases with lease terms in excess of one year are as follows:

(In thousands)
Years ending December 31,
2013	$1,041
2014	1,057
2015	751
2016	738
2017	757
Thereafter	2,375

Total future minimum lease payments	$6,719

During the years ended December 31, 2012, 2011 and 2010, rent expense was $1.7 million, $1.1 million and $0.6 million, respectively.

Commitments—As of December 31, 2012 and 2011, Pacific Drilling had no material commitments other than commitments related to deepwater drillship construction purchase commitments discussed in Note 3.

Contingencies—The Company may be the subject of certain claims and lawsuits occurring in the normal course of business. No pending or known threatened claims, actions or proceedings against us are expected to have a material adverse effect on our consolidated financial position, results of operations and cash flows.

On November 9, 2010, Pacific Drilling entered into a drilling contract for the Pacific Bora with a subsidiary of Chevron Corporation (“Chevron”). Under the contract terms, Chevron will reimburse Pacific Drilling for up to $30 million in capital upgrades. At the end of the contract, Pacific Drilling is obligated to refund a portion of these costs. The amount of refund is dependent upon the timing of the expiration of the drilling contract. If the contract ends on the initial primary term of three years, Pacific Drilling will refund Chevron 50% of the capital upgrades cost. For each year the contract is extended beyond the initial primary term, the amount refunded is reduced by 10%. As of December 31, 2012 and 2011, Pacific Drilling has recorded a liability of $15.6 million and $4.0 million, respectively, for costs of upgrades incurred and billed to Chevron. If the contract is extended, Pacific Drilling will record the resulting gain contingency to reimbursable revenues in future periods.

We maintain loss of hire insurance that becomes effective 45 days after an accident or major equipment failure covered by hull and machinery insurance, resulting in a downtime event and extends for 180 days. In the third quarter 2011, the Pacific Scirocco underwent repairs and upgrades to ensure engine reliability, which was a covered event under our loss of hire policy that resulted in the $23.7 million and $18.5 million of loss of hire insurance recovery recognized for the years ended December 31, 2012 and 2011.

Note 14—Retirement Plan

Pacific Drilling sponsors a defined contribution retirement plan covering substantially all U.S. employees (the “U.S. Savings Plan”) and an international savings plan (the “International Savings Plan”). Under the U.S. Savings Plan, the Company matches 100% of employee contributions (limited to $17,000 or, for employees age 50 or over, $22,500) up to 6% of eligible compensation per participant. Under the International Savings Plan, we contribute 6% of base income (limited to $15,000 per participant). During the years ended December 31, 2012, 2011 and 2010, our total employer contributions to both plans amounted to $3.7 million, $2.8 million and $0.5 million, respectively.

Note 15—Concentrations of Credit and Market Risk

Financial instruments that potentially subject Pacific Drilling to credit risk are primarily cash equivalents and restricted cash. At times, cash equivalents may be in excess of FDIC insurance limits. Pacific Drilling has a concentration of customers in the offshore drilling industry, which exposes us to a concentration of credit risk within a single industry. This industry concentration has the potential to impact our overall exposure to market and credit risks as our customers could be affected by similar changes in economic, industry or other conditions. However, we believe that the credit risk posed by this industry concentration is largely offset by the creditworthiness of our customer base. During the years ended December 31, 2012, 2011 and 2010, the percentage revenues earned from our customers was as follows:

	Years ended December 31,
	2012	2011	2010
Chevron	45.0%	100.0%	—
Total	32.9%	—	—
Petrobras	22.1%	—	—

Note 16—Related-Party Transactions

Prior to the Restructuring, we received funding in the form of a related-party loan as presented in our consolidated financial statements and described in Note 8 and Note 9. On December 31, 2010, the Quantum Pacific Group was assigned all outstanding principal and accrued interest of the loan from Winter Finance, which was then converted into 1,115,761 shares of Pacific Drilling. During the year ended December 31, 2011, we borrowed $142.2 million under the related-party loan. On March 23, 2011, all outstanding related–party loan principal and accrued interest, in the amount of $142.8 million, was converted into equity of Pacific Drilling Limited.

Prior to the TPDI Transfer, the Company entered into promissory note agreements with TPDI and Transocean to fund TPDI as presented in our consolidated financial statements and described in Note 4. The promissory notes accrued interest at LIBOR plus 2% per annum. As of December 31, 2012 and 2011, promissory notes to the Joint Venture and the accrued interest receivable on these promissory notes were $0. During the years ended December 31, 2012, 2011 and 2010, the Company recorded related-party interest income from the Joint Venture of $0, $0.5 million and $2.0 million on the promissory notes, respectively.

On March 30, 2011, we transferred our equity interest in TPDI, including promissory notes, to a subsidiary of the Quantum Pacific Group. We did not receive any consideration for the transfer. In connection with the TPDI Transfer, we entered into a management agreement pursuant to which we provided day-to-day oversight and management services with respect to the Quantum Pacific Group’s equity interest in TPDI for a fee of $4,000 per drillship per day, or $8,000 per day. On May 31, 2012, as a result of Quantum Pacific’s divestiture of their equity position in TPDI, this management agreement was terminated. During the years ended December 31, 2012, 2011 and 2010 management fee income of $1.2 million, $2.2 million and $0, respectively, was recorded in other income within our consolidated statements of operations.

The joint venture agreements relating to TPDI provided Quantum Pacific Group with a put option that allowed it to exchange its 50% interest in TPDI for shares of Transocean Ltd. or cash at a purchase price based on an appraisal of the fair value of the two vessels owned by TPDI, subject to various customary adjustments. In conjunction with the TPDI Transfer and a related amendment to the Original Project Facilities Agreement, a subsidiary of the Quantum Pacific Group provided the TPDI Put Option Guarantee. In consideration for the TPDI Put Option Guarantee, we agreed to pay the Quantum Pacific Group a fee of 0.25% per annum on the outstanding borrowings on the Project Facilities Agreement. During the years ended December 31, 2012, 2011 and 2010, guarantee fees of $1.3 million, $1.9 million and $0 were incurred of which $0.5 million, $1.5 million and $0 were recorded to property and equipment as capitalized interest costs, respectively. On April 24, 2012, the Quantum Pacific Group TPDI Put Option Guarantee was terminated and the Quantum Pacific Group was released from its obligations thereunder. In connection with the termination and release of the TPDI Put Option Guarantee, we were released from our obligation to pay the Quantum Pacific Group a fee of 0.25% per annum on the outstanding borrowings on the Project Facilities Agreement and the related agreement was terminated.

In February 2012, the Quantum Pacific Group purchased $40 million of the 2015 Senior Unsecured Bonds. Following their initial purchase, the Quantum Pacific Group sold the 2015 Senior Unsecured Bonds purchased to unrelated parties. See Note 5 for a description of the 2015 Senior Unsecured Bonds.

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

As of December 31, 2012, the Pacific Bora and the Pacific Scirocco were located offshore Nigeria, the Pacific Mistral was located offshore Brazil, the Pacific Santa Ana was located offshore the United States and the Pacific Khamsin, the Pacific Sharav and the Pacific Meltem were located offshore South Korea, where they are under construction by SHI.

During the years ended December 31, 2012, 2011 and 2010, the percentage revenues earned by geographic area as follows is based on drilling location:

	Years ended December 31,
	2012	2011	2010
Nigeria	63.6%	100.0%	—
Brazil	22.1%	—	—
Gulf of Mexico	14.3%	—	—

Note 18—Earnings per Share

On March 11, 2011, Pacific Drilling S.A. was formed by Quantum as a Luxembourg company with a share capital of 50,000 common shares. On March 30, 2011, the Board of Pacific Drilling S.A. resolved to split the 50,000 incorporation common shares into 5,000,000 common shares. Further, Pacific Drilling S.A. issued 145,000,000 common shares to Quantum Pacific (Gibraltar) Limited, a wholly-owned subsidiary of Quantum, to become the indirect shareholder of all issued Pacific Drilling Limited common shares.

In computing earnings per common share, the reported share and per share amounts for the years ended December 31, 2011 and 2010 has been retrospectively restated to reflect the Restructuring that occurred on March 30, 2011. The following reflects the income and the share data used in the basic and diluted earnings per share computations:

	Years Ended December 31,
	2012	2011		2010
	(in thousands, except share and per share information)
Numerator:
Net income (loss), basic and diluted	$33,989	$(2,903	) $	37,299
Denominator:
Weighted average number of common shares outstanding, basic	216,901,000	195,447,944		150,000,000
Effect of share-based compensation awards	2,159	—		—

Weighted average number of common shares outstanding, diluted	216,903,159	195,447,944		150,000,000
Earnings (loss) per share:
Basic	$0.16	$(0.01	) $	0.25
Diluted	$0.16	$(0.01	) $	0.25

For the years ended December 31, 2012 and 2011, the computation of diluted earnings per common share excludes shares of potentially dilutive common shares related to stock options and restricted stock units since the effect would have been anti-dilutive. For the year ended December 31, 2010, the computation of diluted earnings per common share excludes shares of potentially dilutive common shares related to stock options because the Company anticipated settling those stock options in cash.

Note 19—Supplemental Cash Flow Information

During the years ended December 31, 2012 and 2011, we paid $70.9 million and $3.0 million of interest, net of amounts capitalized, respectively. During the year ended December 31, 2010, all amounts paid for interest were capitalized. During the years ended December 31, 2012, 2011 and 2010, we paid income taxes of $19.3 million, $0.5 million, and $0, respectively.

Capital expenditures in our consolidated statements of cash flows include the effect of changes in accrued capital expenditures, which are capital expenditures that were accrued but unpaid at period end. We have included these amounts in accounts payable, accrued expenses and accrued interest in our consolidated balance sheets as of December 31, 2012 and 2011. During the years ended December 31, 2012, 2011 and 2010, capital expenditures includes the decrease in accrued capital expenditures of $4.0 million and the increase in accrued capital expenditures of $1.3 million and $79.4 million in our consolidated statements of cash flows, respectively.

During the years ended December 31, 2012, 2011 and 2010, non-cash amortization of deferred financing costs and accretion of debt discount totaling $3.6 million, $13.2 million and $3.0 million, respectively, were capitalized to property and equipment. Accordingly, these amounts are excluded from capital expenditures in our consolidated statements of cash flows for the years ended December 31, 2012, 2011 and 2010.

Note 20—Liquidity

Our liquidity requirements include funding ongoing working capital needs, repaying our outstanding indebtedness and anticipated capital expenditures, which largely comprise our progress payments for our ultra-deepwater drillship construction projects, and maintaining adequate cash reserves to compensate the effects of fluctuations in operating cash flows.

As of December 31, 2012, we have taken delivery of four of our ultra-deepwater drillships, all of which are operating under long-term drilling contracts. The Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana commenced drilling operations on August 26, 2011, December 31, 2011, February 6, 2012 and May 4, 2012, respectively. Additionally, the Pacific Sharav entered into a five-year drilling contract in June 2012 and the Pacific Khamsin entered into a two-year drilling contract in November 2012.

Our ability to meet these liquidity requirements will depend in large part on our future operating and financial performance. Primary sources of funds for our short-term liquidity needs will be cash flow generated from operating and financing activities and available cash balances. Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of collecting accounts receivable as well as amounts paid for operating costs. We believe that our cash on hand and cash flows generated from operating and financing activities will provide sufficient liquidity over the next twelve months to fund our working capital needs, amortization payments on our long-term debt and anticipated capital expenditures for the Company’s ultra-deepwater drillship construction projects.

Note 21—Subsequent Events

In January 2013, we exercised our option and entered into an additional contract with SHI for the construction of our eighth drillship, which is expected to be delivered in the first quarter of 2015.

On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited (collectively, the “Borrowers”), and Pacific Drilling S.A. (the “Guarantor”) (collectively, the “Borrowing Group”) entered into a senior secured credit facility agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem (the “Senior Secured Credit Facility Agreement” or “SSCF”).

The SSCF includes a term loan (the “SSCF Term Loan”) which consists of two tranches: (i) a tranche of $500.0 million provided by a syndicate of nine commercial banks (the “Commercial Tranche”) and (ii) a tranche of $500.0 million provided by Eksportkreditt Norge AS (and guaranteed by the Norwegian Guarantee Institute for Export Credits) (the “GIEK Tranche”). The SSCF Term Loan will become available upon the satisfaction of customary conditions precedent, as described therein.

Borrowings under the Commercial Tranche bear interest at the London Interbank Offered Rate (“LIBOR”) plus a margin of 3.5%. Borrowings under the GIEK Tranche bear interest, at the Borrower’s option, at (i) LIBOR plus a margin of 1.50% (which margin may be reset 60 months after the first borrowing under the SSCF Term Loan) or (ii) at a Commercial Interest Reference Rate (“CIRR”) of (a) 3.96% for borrowings relating to the Pacific Sharav and (b) 2.37% for borrowings relating to the Pacific Meltem. Borrowings under the GIEK Tranche will also be subject to a guarantee fee of 2.00% per annum (the “GIEK Premium”). Undrawn commitments for the SSCF Term Loan shall bear a fee equal to (i) in the case of the Commercial Tranche, 40% of the margin for such tranche and (ii) in the case of the GIEK Tranche, 40% of the applicable margin for such tranche and 40% of the GIEK Premium.

The Commercial Tranche matures on the earlier of (i) five years following the delivery of the second vessel under the SSCF and (ii) May 31, 2019. The GIEK Tranche matures (for each vessel) twelve years following the delivery of the applicable vessel. The GIEK Tranche contains a put option exercisable if the Commercial Tranche is not refinanced on terms acceptable to GIEK. If the GIEK Tranche put option is exercised, each Borrower must prepay, in full, the portion of all outstanding loans that relate to the GIEK Tranche, on the maturity date of the Commercial Tranche, without any premium, penalty or fees of any kind. Amortization payments under the SSCF Term Loan are calculated on a 12 year repayment schedule and must be made every six months following the delivery of the relevant vessel.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF PACIFIC DRILLING S.A.

(PARENT ONLY)

Statement of Operations

(in thousands, except share and per share information)

	For the year ended December 31, 2012	For the period March 11, 2011 (inception) to December 31, 2011
General and administrative expenses	$(4,147)	$(1,295)

Operating loss	(4,147)	(1,295)
Equity in earnings (losses) of subsidiaries	42,906	(10,757)
Interest expense	(4,510)	—
Other income	(260)	14

Net income (loss)	$33,989	$(12,038)

Earnings (loss) per common share, basic	$0.16	$(0.06)

Weighted average number of common shares, basic	216,901,000	210,321,818

Earnings (loss) per common share, diluted	$0.16	$(0.06)

Weighted average number of common shares, diluted	216,903,159	210,321,818

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF PACIFIC DRILLING S.A.

(PARENT ONLY)

Statement of Comprehensive Income (Loss)

(in thousands)

	For the year ended December 31, 2012	For the period March 11, 2011 (inception) to December 31, 2011
Net income (loss)	$33,989	$(12,038)
Other comprehensive income (loss):
Unrecognized loss on derivative instruments	(22,551)	(62,086)
Reclassification adjustment for loss on derivative instruments realized in net income	24,419	1,802

Total other comprehensive income (loss)	1,868	(60,284)

Total comprehensive income (loss)	$35,857	$(72,322)

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF PACIFIC DRILLING S.A.

(PARENT ONLY)

Balance Sheet

(in thousands, except share amounts)

	December 31,
	2012	2011
Assets:
Cash and cash equivalents	$155	$7,226
Amount due from subsidiaries	997	—
Deferred financing costs	2,036	—
Prepaid expenses and other current assets	545	61

Total current assets	3,733	7,287

Investment in subsidiary	2,647,215	2,277,787
Deferred financing costs	2,206	—
Other assets	—	76

Total assets	$2,653,154	$2,285,150

Liabilities and shareholders’ equity:
Accounts payable and accrued expenses	$706	$568
Amount due to subsidiary	28,469	10,509
Accrued interest payable	8,731	—

Total current liabilities	37,906	11,077

Long-term debt, net of current maturities	300,000	—
Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value, 5,000,000,000 shares authorized, 224,100,000 shares issued and 216,902,000 and 216,900,000 shares outstanding as of December 31, 2012 and 2011, respectively	2,169	2,169
Additional paid-in capital	2,349,544	2,344,226
Accumulated other comprehensive loss	(58,416)	(60,284)
Accumulated deficit	21,951	(12,038)

Total shareholders’ equity	2,315,248	2,274,073

Total liabilities and shareholders’ equity	$2,653,154	$2,285,150

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF PACIFIC DRILLING S.A.

(PARENT ONLY)

Statement of Cash Flows

(in thousands)

	For the year ended December 31, 2012	For the period March 11, 2011 (inception) to December 31, 2011
Cash flow from operating activities:	10,031	(11,845)
Cash flow from investing activities:
Capital contributions to consolidated subsidiaries	(310,994)	(606,745)
Cash flow from financing activities:
Issuance of common shares	—	625,816
Proceeds from long-term debt	300,000	—
Deferred financing costs	(6,108)	—

Net cash provided by financing activities	293,892	625,816

Decrease (increase) in cash and cash equivalents	(7,071)	7,226
Cash and cash equivalents, beginning of period	7,226	—

Cash and cash equivalents, end of period	$155	$7,226