Form 20-F/A
period 2012-12-31
PACIFIC DRILLING S.A.
filed 2013-12-23
CIK 1517342

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

8-10, Avenue de la Gare

L-1610 Luxembourg

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

Pacific Drilling S.A. (the “Company”) is filing this Amendment No. 1 (“Amendment No. 1”) to its annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2013 (the “2012 Form 20-F”), to include (i) the consolidated balance sheets of Transocean Pacific Drilling Inc. (“TPDI”) as of March 31, 2011 and December 31, 2010 and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the three months ended March 31, 2011 and for the year ended December 31, 2010, and the audit report of Ernst & Young LLP with respect thereto, (ii) current consents of KPMG LLP and Ernst & Young LLP and (iii) updated certifications of the principal executive officer and principal financial officer. The previously filed audited consolidated financial statements of the Company and the footnotes thereto, as well as KPMG LLP’s audit report with respect thereto, are included in Item 18 of this Amendment No. 1; however, no changes were made to such financial statements, footnotes or report as previously filed.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the 2012 Form 20-F or reflect any events that have occurred after the 2012 Form 20-F was filed on February 28, 2013. The filing of this Amendment No. 1, and the inclusion of the updated certifications, should not be understood to mean that any other statements contained in the 2012 Form 20-F are true and complete as of any date subsequent to February 28, 2013. This Amendment No. 1 should be read in conjunction with the 2012 Form 20-F and our other filings with the SEC.

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

TPDI Financial Statements

The Company determined that Transocean was the primary beneficiary of TPDI for accounting purposes, and, as a result, accounted for TPDI as an equity method investment in our consolidated financial statements. The audited financial statements of TPDI as of March 31, 2011 and December 31, 2010 and for the three months ended March 31, 2011 and the year ended December 31, 2010, including the applicable notes thereto, have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars.

The following financial statements listed below are filed as part of this annual report on Form 20-F:

Pacific Drilling S.A.

Consolidated Financial Statements

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Articles of Association of Pacific Drilling S.A. (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1, File No. 333-177774).

1.2	Form of Amended and Restated Articles of Association of Pacific Drilling S.A. (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1, File No. 333-177774).

2(a)(1)	Registration Rights Agreement between Pacific Drilling S.A. and Quantum Pacific (Gibraltar) Limited, dated November 16, 2011 (incorporated by reference to Exhibit 2(a)(1) to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

2(b)(1)	Bond Agreement, dated February 23, 2012, between Pacific Drilling S.A. and Norsk Tillitsmann ASA (incorporated by reference to Exhibit 2(b)(1) to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

2(b)(2)	Indenture, dated as of November 28, 2012, among Pacific Drilling V Limited, Pacific Drilling S.A. and each subsidiary guarantor from time to time party thereto, as guarantors, and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent (incorporated by reference to Exhibit 99.1 to our Report on Form 6-K, filed December 5, 2012, File No. 001-35345).

2(b)(3)	Form of Note (incorporated by reference to Exhibit 99.2 to our Report on Form 6-K, filed December 5, 2012, File No. 001-35345).

4.1	Amendment and Restatement Agreement in Respect of the Project Facilities Agreement and the Intercreditor Agreement, dated March 30, 2011, among Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd. and Pacific Santa Ana Ltd., as Borrowers, Pacific Drilling Limited, as Guarantor, and the arrangers, lenders and agents named therein (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1, File No. 333-177774).

4.2	Second Amendment and Restatement Agreement in Respect of the Project Facilities Agreement and the Intercreditor Agreement, dated March 30, 2012, among Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., as the Borrowers, Pacific Santa Ana Ltd., as the Resigning Borrower, Pacific Drilling Limited, as Guarantor, Pacific Santa Ana S.à.r.l., as the Acceding Borrower and the arrangers, lenders and agents named therein (incorporated by reference to the Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

4.3	Third Amendment and Restatement Agreement in Respect of the Project Facilities Agreement and the Intercreditor Agreement, dated April 19, 2012, among Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., and Pacific Santa Ana S.à.r.l., as the Borrowers, Pacific Drilling Limited, as Guarantor, Pacific Bora Ltd., Pacific Scirocco Ltd., Pacific Drilling Limited, Pacific International Drilling West Africa Limited, Pacific Drilling (Gibraltar) Limited, and Pacific Drilling S.A., as the TI Bond Facility Obligors and the arrangers, lenders and agents named therein (incorporated by reference to the Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

Exhibit Number	Description

4.4	Letter of Credit Facility and Guaranty Agreement for Standby Letter of Credit, dated as of April 19, 2012, among Pacific Scirocco Ltd., Pacific Drilling (Gibraltar) Limited, Pacific Drilling Limited and Pacific Drilling S.A. and the arrangers, lenders and agents named therein (incorporated by reference to the Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

4.5	Letter of Credit Facility and Guaranty Agreement for Standby Letter of Credit, dated as of April 19, 2012, among Pacific Bora Ltd., Pacific Drilling (Gibraltar) Limited, Pacific Drilling Limited and Pacific Drilling S.A. and the arrangers, lenders and agents named therein (incorporated by reference to the Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

4.6	Termination Agreement, dated as of April 19, 2012, among Pacific Drilling (Gibraltar) Limited, Pacific Drilling S.A and Citibank N.A. (incorporated by reference to the Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

4.7	Termination Agreement, dated as of April 19, 2012, among Pacific Drilling (Gibraltar) Limited, Quantum Pacific International Limited and Citibank N.A (incorporated by reference to the Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

4.8	Termination Agreement, dated as of April 24, 2012, among Pacific Drilling (Gibraltar) Limited and Standard Chartered Bank (incorporated by reference to the Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

4.9	Agreement for Standby Letter of Credit, dated as of July 7, 2011, between Pacific Drilling (Gibraltar) Limited and Citibank, N.A. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1, File No. 333-177774).

4.10	Guaranty, dated as of July 7, 2011, by Quantum Pacific International Limited, as guarantor, in favor of Citigroup Inc. and each subsidiary or affiliate thereof (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1, File No. 333-177774).

4.11	Pledge Agreement, dated as of June 27, 2011, between Pacific Drilling (Gibraltar) Limited, as pledgor, and Citibank, N.A. (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1, File No. 333-177774).

4.12	Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1, File No. 333-177774).

4.13	Agreement for Standby Letter of Credit, dated as of November 29, 2011, between Pacific Drilling (Gibraltar) Limited and Citibank, N.A (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

4.14	Guaranty, dated as of November 29, 2011, by Pacific Drilling S.A., as guarantor, in favor of Citigroup Inc. and each subsidiary or affiliate thereof (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

4.15	Pledge Agreement, dated as of November 29, 2011, between Pacific Drilling (Gibraltar) Limited, as pledgor, and Citibank, N.A., as amended by that letter agreement dated as of December 9, 2011 (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

4.16	Letter of Credit Reimbursement Agreement, dated as of December 6, 2011, between Pacific International West Africa Limited and Standard Chartered Bank (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

4.17	Assignment of Cash Collateral Account, dated as of December 6, 2011, between Pacific Drilling (Gibraltar) Limited and Standard Chartered Bank (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

4.18	Second Amendment Agreement in Respect of the Project Facilities Agreement, dated December 28, 2012, among Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., and Pacific Santa Ana S.à.r.l., as the Borrowers, Pacific Drilling Limited, as Guarantor, Pacific International Drilling West Africa Limited, Pacific Drilling (Gibraltar) Limited and the arrangers, lenders and agents named therein.

4.19	Senior Secured Credit Facility Agreement, dated as of February 19, 2013, among Pacific Sharav S.à.r.l. and Pacific Drilling VII Limited, as Borrowers, Pacific Drilling S.A., as Guarantor, and the arrangers, lenders and agents named therein (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed February 25, 2013, File No. 001-35345).

8.1	Subsidiaries of Pacific Drilling S.A.

Exhibit Number	Description

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1*	Certificate of Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

13.2*	Certificate of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PACIFIC DRILLING S.A.

By:	/S/ CHRISTIAN J. BECKETT
Name:	Christian J. Beckett
Title:	Chief Executive Officer

Date: December 20, 2013

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

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

(in thousands, except share amounts)

	Common shares		Treasury	Additional paid-in	Accumulated other comprehensive	Retained earnings (accumulated	Total
	Shares	Amount	Shares	capital	loss	deficit)	equity
Balance at December 31, 2009	805,000	$1	—	$150,000	$3,992	$53,756	$207,749
Contribution from shareholder	—	—	—	655,000	—	—	655,000
Issuance of shares upon conversion of related-party loan	1,115,761	1	—	892,608	—	—	892,609
Other comprehensive loss	—	—	—	—	(17,450)	—	(17,450)
Net income	—	—	—	—	—	37,299	37,299

Balance at December 31, 2010	1,920,761	2	—	1,697,608	(13,458)	91,055	1,775,207

Restructuring share issuance, net	148,079,239	1,498	—	(1,498)	—	—	—
Issuance of common shares, net	66,900,000	669	—	625,147	—	—	625,816
Issuance of common shares to treasury	—	—	7,200,000	—	—	—	—
Contribution from shareholder	—	—	—	142,759	—	—	142,759
Other comprehensive income from Joint Venture	—	—	—	—	3,716	—	3,716
Net income prior to Joint Venture interest assignment	—	—	—	—	—	9,135	9,135
Joint Venture interests assigned to shareholder	—	—	—	(124,920)	9,742	(100,190)	(215,368)
Share-based compensation liability modification	—	—	—	2,290	—	—	2,290
Share-based compensation	—	—	—	2,840	—	—	2,840
Other comprehensive loss	—	—	—	—	(60,284)	—	(60,284)
Net loss subsequent to Joint Venture interest assignment	—	—	—	—	—	(12,038)	(12,038)

Balance at December 31, 2011	216,900,000	2,169	7,200,000	2,344,226	(60,284)	(12,038)	2,274,073

Shares issued under share-based compensation plans	2,000	—	(2,000)	—	—	—	—
Share-based compensation	—	—	—	5,318	—	—	5,318
Other comprehensive loss	—	—	—	—	1,868	—	1,868
Net income	—	—	—	—	—	33,989	33,989

Balance at December 31, 2012	216,902,000	$2,169	7,198,000	$2,349,544	$(58,416)	$21,951	$2,315,248

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

In computing earnings per common share, the reported share and per share amounts for the years ended December 31, 2011 and 2010 has been retrospectively restated to reflect the Restructuring that occurred on March 30, 2011. The following reflects the income and the share data used in the basic and diluted earnings per share computations:

	Years Ended December 31,
	2012	2011	2010
	(in thousands, except share and per share information)
Numerator:
Net income (loss), basic and diluted	$33,989	$(2,903)	$37,299
Denominator:
Weighted average number of common shares outstanding, basic	216,901,000	195,447,944	150,000,000
Effect of share-based compensation awards	2,159	—	—

Weighted average number of common shares outstanding, diluted	216,903,159	195,447,944	150,000,000
Earnings (loss) per share:
Basic	$0.16	$(0.01)	$0.25
Diluted	$0.16	$(0.01)	$0.25

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Transocean Pacific Drilling Inc.

We have audited the accompanying consolidated balance sheets of Transocean Pacific Drilling Inc. (the “Company”) as of March 31, 2011 and December 31, 2010 and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the three months ended March 31, 2011 and for the year ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transocean Pacific Drilling Inc. at March 31, 2011 and December 31, 2010, and the consolidated results of its operations and its cash flows for the three months ended March 31, 2011 and for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas

March 5, 2012

TRANSOCEAN PACIFIC DRILLING INC.

Consolidated Statements of Operations

(In thousands)

	Three months ended March 31, 2011	Year ended December 31, 2010
Operating revenues
Contract drilling revenues	$90,414	$304,092
Cost and expenses
Operating and maintenance	22,157	79,405
Operating and maintenance—affiliates	3,299	12,213
Depreciation	9,917	35,688
General and administrative	121	226
(Gain) loss on disposal of assets	(2)	1,682

	35,492	129,214

Operating income	54,922	174,878

Other income (expense)
Interest expense, net	(13,958)	(52,762)
Other	(99)	(138)

	(14,057)	(52,900)

Income before income taxes	40,865	121,978

Income tax expense	4,166	13,715

Net income	$36,699	$108,263

See accompanying notes.

TRANSOCEAN PACIFIC DRILLING INC.

Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Three months ended March 31, 2011	Year ended December 31, 2010
Net income	$36,699	$108,263

Other comprehensive income (loss)
Unrecognized gain (loss) on derivative instruments	1,439	(57,979)
Reclassification adjustment for loss on derivative instruments realized in net income	5,991	23,079

Other comprehensive income (loss), net of income taxes	7,430	(34,900)

Total comprehensive income	$44,129	$73,363

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

See accompanying notes.

TRANSOCEAN PACIFIC DRILLING INC.

Consolidated Statements of Shareholders’ Equity

(In thousands, except for shares)

	Common stock		Additional paid-in	Accumulated other comprehensive	Retained	Total
	Shares	Amount	capital	income/(loss)	earnings	shareholders’
Balance at December 31, 2009	50,000	$1	$1,743	$7,985	$5,398	$15,127

Net income		—	—	—	108,263	108,263
Other comprehensive loss		—	—	(34,900)	—	(34,900)

Balance at December 31, 2010	50,000	$1	$1,743	$(26,915)	$113,661	$88,490

Net income		—	—	—	36,699	36,699
Other comprehensive income		—	—	7,430	—	7,430

Balance at March 31, 2011	50,000	$1	$1,743	$(19,485)	$150,360	$132,619

See accompanying notes.

TRANSOCEAN PACIFIC DRILLING INC.

Consolidated Statements of Cash Flows

(In thousands)

	Three months ended March 31, 2011	Year ended December 31, 2010
Operating activities
Net income	$36,699	$108,263
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	9,917	35,688
Deferred income tax	20	373
(Gain) loss from disposals of assets, net	(2)	1,682
Other, net	1,498	3,189
Changes in operating assets and liabilities:
Restricted cash—interest	(1,175)	—
Account receivable and other current assets	(32,574)	(22,447)
Other assets	11	214
Accounts payable and accrued liabilities	1,523	19,186
Income tax receivable / payable	1,614	(4,881)
Other long-term liabilities	(203)	2,296
Receivable from / payable to affiliates, net	3,407	43,055

Net cash provided by operating activities	20,735	186,618

Investing activities
Capital expenditures	(12,270)	(64,913)

Net cash used in investing activities	(12,270)	(64,913)

Financing activities
Proceeds from restricted cash investments	52,695	105,000
Deposits to restricted cash investments	(52,695)	(128,333)
Repayment of short-term affiliate debt	(17,500)	(52,500)
Repayment of short-term third-party debt	(35,195)	(52,500)
Proceeds from long-term affiliate debt	—	31,478
Proceeds from long-term third-party debt	—	31,479

Net cash used in financing activities	(52,695)	(65,376)

Net (decrease) increase in cash and cash equivalents	(44,230)	56,329
Cash and cash equivalents at beginning of period	70,457	14,128

Cash and cash equivalents at end of period	$26,227	$70,457

See accompanying notes.

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements

Note 1—Nature of Operations

Transocean Pacific Drilling Inc. (and together with its consolidated subsidiaries, the “Company”, “we”, “us”, or “our”), a British Virgin Islands joint venture company having its registered office at Walkers Chambers, P.O. Box 92, Road Town, Tortola, British Virgin Islands, was incorporated on October 5, 2007 by Pacific Drilling Limited, a Liberian corporation (“PDL”), whose ultimate parent is Gladebrooke Holdings Limited. On October 18, 2007 (“Inception”), Transocean Offshore International Ventures Limited (“TOIVL”) acquired a 50 percent interest in the Company from PDL to form a joint venture for the purpose of, either directly or through its subsidiaries, constructing, owning, operating and chartering two ultra-deepwater drillships (together, the “Drilling Rigs”) named Dhirubhai Deepwater KG1 (“KG1”) and Dhirubhai Deepwater KG2 (“KG2”). In January 2008, TOIVL approved the transfer of its equity in the joint venture to a wholly-owned subsidiary, Transocean Pacific Drilling Holdings Limited (“TPDHL”), a Cayman Islands company whose ultimate parent is Transocean Ltd. (together with PDL, the “Shareholders”). Beginning on October 18, 2010, PDL had the right to exchange its interest in the Company for Transocean Ltd. shares or cash at a purchase price based on an appraisal of the fair value of the Drilling Rigs subject to certain adjustments. On March 30, 2011, PDL transferred all of its interest in the Company to Quantum Pacific Management Limited (“Quantum”), an affiliate of PDL and a Cyprus corporation, whose ultimate parent is Gladebrooke Holdings Limited. See Note 5—Related Party Transactions.

Since its inception, the Company has devoted substantial efforts to designing, engineering and contracting with shipyards and vendors and has entered into various construction management agreements with TOIVL and its affiliates, in connection with the construction of the Drilling Rigs (see Note 5—Related Party Transactions). The KG1 started operating in July 2009 and the KG2 started operating in March 2010.

Funding for the Company, as provided for in the Shareholders’ Agreement (see Note 5—Related Party Transactions), requires that the Shareholders each provide capital or loans to the Company. To the extent expenditures are not funded by third-party indebtedness, the shareholders are to fund in proportion to their respective ownership (1) all expenditures required to be made under various management services agreements (see Note 5—Related Party Transactions), (2) any performance guarantees, surety bonds or letters of credit, (3) an adequate level of working capital for the Company, and (4) additional requirements as agreed to by the Shareholders. Prior to Inception, capital expenditure commitments were funded by PDL. At Inception, the Shareholders issued promissory notes to the Company for the funding of capital expenditures (see Note 3—Interest-bearing Loans and Borrowings and Note 5—Related Party Transactions). As of March 31, 2011, the amounts required to fund capital expenditures have been provided through a combination of loans made in accordance with the Shareholders’ Agreement and third-party indebtedness.

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

Capitalized interest—We capitalize interest costs for qualifying construction and upgrade projects. We capitalized interest costs on construction work in progress of zero and $5 million for the three months ended March 31, 2011 and for the year ended December 31, 2010, respectively.

Derivative instruments and hedging activities—From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to variability in foreign exchange rates and interest rates. We record derivatives on our consolidated balance sheet, measured at fair value. For derivatives that do not qualify for hedge accounting, we recognize the gains and losses associated with changes in the fair value in current period earnings. See Note 4—Derivatives and Hedging and Note 7—Financial Instruments and Risk Concentration.

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

We may enter into fair value hedges to manage our exposure to changes in fair value of recognized assets or liabilities, such as fixed-rate debt, or of unrecognized firm commitments. For a derivative that is designated and qualifies as a fair value hedge, we simultaneously recognize in current period earnings the gains or losses on the derivative along with the offsetting losses or gains on the hedged item attributable to the hedged risk. The resulting ineffective portion, which is measured as the difference between the change in fair value of the derivative and the hedged item, is recognized in current period earnings. See Note 4—Derivatives and Hedging and Note 7—Financial Instruments and Risk Concentration.

Foreign currency—The majority of our revenues and expenditures are denominated in U.S. dollars to limit our exposure to foreign currency fluctuations, resulting in the use of the U.S. dollar as the functional currency for all of our operations. Foreign currency exchange gains and losses are primarily included in other income (expense) as incurred. We had net foreign currency exchange losses of $105 thousand and $145 thousand for the three months ended March 31, 2011 and for the year ended December 31, 2010, respectively.

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

Subsequent events— We evaluate subsequent events through the date our financial statements are available to be issued. For the three months ended March 31, 2011, we have evaluated subsequent events through March 5, 2012. See Note 10—Subsequent Events.

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

Note 3—Interest-bearing Loans and Borrowings

$1.265 billion Credit Facility—In October 2008, the Company entered into a credit agreement for a $1.265 billion secured credit facility, comprised of a $1.0 billion senior tranche and a $190 million junior tranche (the “Term Loan Facility”) as well as a $75 million revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility and the Revolving Credit Facility (together, the “Credit Facilities”) financed the construction of the Drilling Rigs which serve as security against outstanding debt. The Term Loan Facility senior and junior tranches are both comprised of two equal tranches for the KG1 and KG2. TOIVL participates as a lender in the senior and junior tranches with a 50 percent commitment totaling $595 million in the aggregate. The Credit Facilities bore interest at LIBOR plus the margin of 1.60 percent until each drilling rig was accepted. Subsequent to the acceptance of the respective rig, the related tranches of the Term Loan Facility bear interest at a margin of 1.45 percent for the senior tranche and 2.25 percent for the junior tranche. Subsequent to acceptance of the KG2, the Revolving Credit Facility bears interest at a margin of 1.45 percent. The availability of any commitment amounts not borrowed under the Term Loan Facility ceased upon completion of construction of the Drilling Rigs. The Revolving Credit Facility remains available for the financing of general working capital needs throughout the term of the facility. The maximum amount available under the Revolving Credit Facility reduces to $35 million at December 2013 and to $15 million at December 2014, and at each commitment reduction date, the Company is required to repay any outstanding borrowings in excess of the reduced commitment amount. The senior tranche requires quarterly payments beginning in April 2010 and is due in full in March 2015. The junior tranche and the Revolving Credit Facility are due in full in March 2015. We are required to maintain certain cash balances, as defined in the loan agreement, to service the debt. At March 31, 2011 and December 31, 2010, the Company had $24.5 million and $23.3 million, respectively, of restricted cash classified as a current asset. The Credit Facilities have covenants that contain minimum liquidity requirements, a minimum debt service ratio and a maximum leverage ratio. The Credit Facilities may be prepaid in whole or in part without premium or penalty. At March 31, 2011, $1,050 million was outstanding under the Credit Facilities, of which $525 million was due to TOIVL, at a weighted-average interest rate of 1.90 percent, not including the effects of the cash flow hedges. At December 31, 2010, $1,103 million was outstanding under the Credit Facilities, of which $542 million was due to TOIVL, at a weighted-average interest rate of 1.89 percent, not including the effects of the cash flow hedges.

Promissory Notes—At Inception the Company entered into unsecured promissory note agreements (the “Promissory Notes”) with TOIVL and PDL for the purpose of funding the joint venture formation (see Note 5—Related Party Transactions). In October 2008, using borrowings under the Credit Facilities, the Company prepaid $441 million of outstanding Promissory Notes. In September 2009 and October 2009, additional promissory notes of $20 million and $54.5 million, respectively were issued to the Company. As of March 31, 2011 and December 31, 2010, $296 million in Promissory Notes were outstanding, $148 million of which was due to each of Quantum and TOIVL. As of March 31, 2011 and December 31, 2010, the Company deferred interest payments totaling $21.6 million and $18.6 million, respectively, and is classified as interest payable in our consolidated balance sheet. The weighted-average interest rate was 2.5 percent and 2.6 percent for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively. The components of the Company’s debt balances were as follows:

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

Note 4—Derivatives and Hedging

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

Note 5—Related Party Transactions

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

Construction Support Agreements—TOIVL has elected to delegate certain duties and obligations under the Construction Management Agreements to an affiliate, Transocean Construction Management Ltd.—Korea Branch (“TCML”). In connection with this delegation, in January 2008 the Company entered into construction support agreements with TCML under which TCML will design, construct, equip and test the Drilling Rigs in accordance with the terms, conditions and requirements of their respective construction and equipments contracts. The Company has agreed to reimburse TCML for all documented costs incurred by TCML in performing its duties under these agreements. This agreement was terminated upon customer acceptance of the KG2. The costs incurred under the Construction Support Agreement were zero and $286 thousand for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively.

Marketing Agreement—The Shareholders entered into a marketing agreement with TOIVL. Under the terms of the marketing agreement, the Company granted TOIVL and its affiliates, on an exclusive basis, all rights to market each of the Drilling Rigs worldwide for use in any territory or region. Commencing upon the date of the completion and delivery of the Drilling Rigs through perpetuity unless otherwise terminated by the party in accordance with the agreement, the Company will pay TOIVL a marketing fee of $7,000 per day in respect of each Drilling Rig. The marketing fee is subject to adjustment annually based on the consumer pricing index published by the U.S. Department of Labor. Expense related to this agreement recorded in Operating and maintenance—affiliates on the statement of operations was $1 million and $5 million for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively.

Operating Agreement—The Shareholders entered into an operating agreement with TOIVL. Under the terms of the operating agreement, the Company appoints TOIVL and its affiliates to act as the operator of the Drilling Rigs. Commencing upon the date of the completion and delivery of the Drilling Rigs, TOIVL is providing services to include day to day management supervision and operating, maintenance, administrative and related services in respect of each Drilling Rig. The Company has agreed to reimburse TOIVL for all documented costs incurred by TOIVL in performing its duties under this agreement. In addition to the documented costs incurred, TOIVL allocated local overhead costs of $2 million and $7 million for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively.

Term Loan Facility—As described in Note 3—Interest-bearing Loans and Borrowings, the Company entered into a Term Loan Facility in which TOIVL participates in the senior and junior tranches with a commitment totaling $595 million in the aggregate.

Guarantees from TOIVL—In connection with the Credit Facilities, TOIVL has provided a guarantee in the amount of $160 million backing the obligations of the Company under the Credit Facilities.

Cash flow hedges—As described in Note 4—Derivatives and Hedging, the Company entered into an interest rate swap agreement in which TOIVL acts as a swap counterparty providing a maximum notional value of $595 million.

Contract labor expenses—TOIVL and its affiliates incur certain payroll costs on the Company’s behalf. Through the operating agreement TOIVL and its affiliates provide work crews to perform day to day operations. These expenses were $13 million and $42 million for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively and are a component of operating and maintenance expense on the statement of operations.

Letter of credit—In connection with the minimum liquidity requirements under the Credit Facilities, the Company funded the minimum balance of $60 million required for the Debt Service Reserve Account (the “DSRA”). This was funded by a letter of credit issued by an affiliate of TOIVL, Transocean Inc., in April 2010.

Note 6—Fair Value of Financial Instruments

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

Short-term and long-term debt due to affiliates—The determination of the fair value of short-term debt due to affiliates with carrying amounts of $70.0 million at March 31, 2011 and December 31, 2010, respectively, and the fair value of long-term debt due to affiliates with carrying amounts of $751 million and $768 million at March 31, 2011 and December 31, 2010, respectively, is not practicable due to the related party nature of such debt. See Note 5–Related Party Transactions.

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

Note 7—Financial Instruments and Risk Concentration

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

In its initial drilling contracts, the Company expected to derive revenue from contract drilling services to Reliance Industries Limited (RIL”), a large, independent energy company. The Company has a five-year drilling contract with RIL for each of the Drilling Rigs that commenced upon completion of shipyard construction, sea trials, mobilization to India and customer acceptance of each rig. In November 2009, the Company entered into an agreement (the “Assignment Agreement”) with RIL and Oil and Natural Gas Company Limited (“ONGC”), where RIL assigned its interest in the first four years of the drilling contract for the KG1 to ONGC, a national oil company in India. Under the terms of the Assignment Agreement, the Company will derive revenue directly from ONGC during the first four years of the operations phase of the contract, and jointly from RIL and ONGC during the mobilization and demobilization phases of the contract.

For the three months ended March 31, 2011 and the year ended December 31, 2010, RIL and/or ONGC accounted for 100 percent of total operating revenues.

Note 8—Supplementary Cash Flow Information

Additional cash flow information is as follows (in thousands):

	Three months ended March 31, 2011	Year ended December 31, 2010
Certain cash operating activities
Cash payments for interest	$10,572	$46,060
Cash payments for taxes	2,533	18,194
Non-cash investing activities
Capital expenditures—third party, accrued at end of period	$399	$1,483
Capital expenditures—affiliates, accrued at end of period	$11,903	$22,784

Note 9—Income Taxes

Tax provision—The components of the Company’s provision (benefit) for income taxes are as follows (in thousands):

	Three Months Ended March 31, 2011	Year ended December 31, 2010
Current tax expense	$4,146	$13,342
Deferred tax (benefit) expense	20	373

Income tax expense	$4,166	$13,715

Effective tax rate	10%	11%

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

Note 10—Subsequent Events

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