Form 20-F
period 2013-12-31
PACIFIC DRILLING S.A.
filed 2014-03-04
CIK 1517342

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

As of December 31, 2013, there were 217,035,183 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☒  No  ☐

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

This annual report contains forward-looking statements that involve risks and uncertainties. Where any forward-looking statement includes a statement about the assumptions or bases underlying the forward-looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the statement of expectation or belief will result or be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward-looking statements can be identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. Forward-looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this annual report. These risks include the risks that are identified in Item 3, “Risk Factors” of this annual report, and also include, among others, risks associated with the following:

•	the oil and gas market and its impact on demand for our services, including supply and demand for oil and gas and expectations regarding future energy prices;

•	our limited number of assets and small number of clients;

•	delays and cost overruns in construction projects and rig deliveries;

•	our ability to enter into and negotiate favorable terms for future client contracts or extensions;

•	operating hazards in the oilfield services industry;

•	unplanned downtime or repairs of our drillships;

•	competition within our industry;

•	oversupply of rigs competing with our rigs;

•	our substantial level of indebtedness;

•	termination of our client contracts;

•	non-compliance with the Foreign Corrupt Practices Act or any other anti-bribery laws;

•	non-compliance with governmental, tax, permitting, environmental and safety regulations;

•	restrictions on offshore drilling;

•	strikes and work stoppages;

•	timely access to spare parts equipment or personnel required to maintain and service our fleet;

•	corruption, militant activities, political instability, ethnic unrest and regionalism in Nigeria and other countries where we may operate;

•	changes in tax laws, treaties or regulations;

•	our ability to incur additional indebtedness and compliance with restrictions and covenants in our debt agreements;

•	our levels of operating and maintenance costs;

•	our ability to attract and retain skilled workers on commercially reasonable terms;

•	reduced expenditures by oil and natural gas exploration and production companies;

•	general global economic conditions and conditions in the oil and natural gas industry;

•	our dependence on key personnel;

•	adequacy of insurance coverage in the event of a catastrophic event;

•	our relatively limited operating history;

•	our ability to obtain indemnity from clients;

•	our ability to pay dividends or make distributions as and when and in the amount forecasted;

•	the volatility of the price of our common shares;

•	effects of new products and new technology in our industry;

•	our incorporation under the laws of Luxembourg and the limited rights to relief for shareholders that may be available compared to other countries, including the United States; and

•	potential conflicts of interest between our controlling shareholder and our public shareholders.

Any forward-looking statements contained in this annual report should not be relied upon as predictions of future events. No assurance can be given that the expectations expressed in any forward-looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is not realized. You should thoroughly read this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are, in certain instances, included with such forward-looking statements and Item 3, “Risk Factors” in this annual report. Additionally, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the forward-looking statements by these cautionary statements.

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

PART I

As used in this annual report, unless the context otherwise requires, references to “Pacific Drilling,” the “Company,” “we,” “us,” “our” and words of similar import refer to Pacific Drilling S.A. and its subsidiaries. Unless otherwise indicated, all references to “$” in this report are to, and amounts are represented in, United States (“U.S.”) dollars.

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

Pacific Drilling S.A. was formed as a Luxembourg company under the form of a société anonyme to act as an indirect holding company for its predecessor, Pacific Drilling Limited (our “Predecessor”), a company organized under the laws of Liberia, and its subsidiaries in connection with a corporate reorganization completed on March 30, 2011 (referred to in this annual report as the “Restructuring”). In connection with the Restructuring, our Predecessor was contributed to a wholly-owned subsidiary of the Company by a subsidiary of Quantum Pacific International Limited, a British Virgin Islands company and parent company of an investment holdings group (the “Quantum Pacific Group”). The Company did not engage in any business or other activities prior to the Restructuring except in connection with its formation and the Restructuring. The Restructuring was limited to entities that were all under the control of the Quantum Pacific Group and its affiliates, and, as such, the Restructuring was accounted for as a transaction between entities under common control. As a result, the consolidated financial statements of Pacific Drilling S.A. are presented using the historical values of the Predecessor’s financial statements on a combined basis. However, the issued share capital of Pacific Drilling S.A. is retrospectively reflected for all periods in the selected historical consolidated financial data to reflect the 150,000,000 common shares held by the Quantum Pacific Group at the completion of the Restructuring. The financial information relating to the Company and its subsidiaries has been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and is in U.S. dollars.

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

Set forth below are (i) selected historical consolidated financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, which have been derived from our audited consolidated financial statements included elsewhere in this annual report and (ii) selected historical consolidated financial data as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2010 and 2009, which have been derived from our audited consolidated financial statements not included in this annual report.

	Years Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands, except per share amounts)
Statement of operations data:
Revenues
Contract drilling	$745,574	$638,050	$65,431	$—	$—
Costs and expenses
Contract drilling	(337,277)	(331,495)	(32,142)	—	—
General and administrative expenses	(48,614)	(45,386)	(52,614)	(19,715)	(8,824)
Depreciation expense	(149,465)	(127,698)	(11,619)	(395)	(134)

	(535,356)	(504,579)	(96,375)	(20,110)	(8,958)
Loss of hire insurance recovery	—	23,671	18,500	—	—

Operating income (loss)	210,218	157,142	(12,444)	(20,110)	(8,958)
Other income (expense)
Costs on interest rate swap termination	(38,184)	—	—	—	—
Interest expense, other	(94,027)	(104,685)	(10,384)	(858)	—

Total interest expense	(132,211)	(104,685)	(10,384)	(858)	—
Costs on extinguishment of debt	(28,428)	—	—	—	—
Equity in earnings of Joint Venture	—	—	18,955	56,307	4,291
Interest income from Joint Venture	—	—	495	1,973	2,141
Other income (expense)	(1,554)	3,245	3,675	(62)	274

Income (loss) before income taxes	48,025	55,702	297	37,250	(2,252)
Income tax benefit (expense)	(22,523)	(21,713)	(3,200)	49	(31)

Net income (loss)	$25,502	$33,989	$(2,903)	$37,299	$(2,283)

Earnings (loss) per common share, basic	$0.12	$0.16	$(0.01)	$0.25	$(0.02)

Weighted-average number of common shares, basic(1)	216,964	216,901	195,448	150,000	150,000

Earnings (loss) per common share, diluted	$0.12	$0.16	$(0.01)	$0.25	$(0.02)

Weighted-average number of common shares, diluted(1)	217,421	216,903	195,448	150,000	150,000

	Years Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands)
Balance sheet data:
Working capital(2)	$301,471	$522,390	$115,462	$14,482	$4,008
Property and equipment, net	4,512,154	3,760,421	3,436,010	1,893,425	927,556
Investment in and notes to Joint Venture	—	—	—	186,714	147,857
Total assets	5,164,040	4,893,928	4,184,289	2,271,949	1,087,291
Long-term debt(3)	2,430,837	2,253,708	1,675,000	450,000	—
Related-party loan	—	—	—	—	832,642
Accrued interest payable on related-party loan	—	—	—	—	39,019
Shareholders’ equity	2,399,924	2,315,248	2,274,073	1,775,207	207,749

(1)	Retrospectively adjusted for all periods to reflect the issued share capital of Pacific Drilling S.A. following the Restructuring.
(2)	Working capital is defined as current assets minus current liabilities.
(3)	Includes current maturities of long-term debt.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

An investment in our common shares involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this annual report, before making an investment in our common shares. Any of the risk factors described below could significantly and negatively affect our business, financial condition or operating results, which may reduce our ability to pay dividends or make distributions and lower the trading price of our common shares. You may lose part or all of your investment.

Risks Related to Our Business

The demand for our services depends on the level of activity in the offshore oil and natural gas industry, which is significantly affected by, among other things, volatile oil and natural gas prices and may be materially and adversely affected by a decline in the offshore oil and gas industry.

The offshore contract drilling industry is cyclical and volatile. The demand for our services depends on the level of activity in oil and natural gas exploration, development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect clients’ drilling programs. Oil and natural gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for drilling units.

Oil and natural gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

•	worldwide production and demand for oil and natural gas and any geographical dislocations in supply and demand;

•	the cost of exploring for, developing, producing and delivering oil and natural gas, and the relative cost of onshore production or importation of natural gas;

•	expectations regarding future production and prices of oil and natural gas;

•	advances in exploration, development and production technology;

•	the ability of the Organization of the Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and affect pricing;

•	the level of production in non-OPEC countries;

•	international and U.S. government regulations and policies regarding exploration and development of oil and natural gas reserves;

•	local and international political and economic conditions;

•	domestic and foreign tax policies;

•	the development and exploitation of alternative energy sources; and

•

the worldwide social and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, insurrection or other crises in the Middle East, Africa, South America or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our business in the offshore drilling sector. Sustained periods of low oil prices typically result in reduced exploration and drilling. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling units, particularly older and lower technical specification drilling units, being idle for long periods of time. For example, several major exploration and production companies have announced slower year over year growth in 2014 capital expenditure budgets, or even declines in some cases. Additionally, several older, lower-specification deepwater and mid-water drillships and semisubmersibles have recently completed contracts prior to engaging new ones. These developments appear to have exerted some pricing pressure on our market, which may at times be adversely affected by industry conditions beyond our control. We cannot predict the future level of demand for our services or future conditions in the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and materially harm our business and results of operations.

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

We have a limited asset base and currently rely on three client accounts. The loss of any client or significant downtime on any drillship attributable to unplanned maintenance, repairs or other factors could adversely affect our financial condition and results of operations.

As a result of our relatively small fleet of drillships, we anticipate revenues will depend on contracts with a limited number of clients. We currently have eight drillships, five of which are operating under client contract. Three of our operating drillships, the Pacific Bora, the Pacific Santa Ana and the Pacific Khamsin are working for subsidiaries of Chevron Corporation (“Chevron”). In addition, one of our drillships under construction, the Pacific Sharav, is also under contract with a subsidiary of Chevron. The Pacific Scirocco is operating with a subsidiary of Total S.A. (“Total”) and the Pacific Mistral is operating with a subsidiary of Petróleo Brasileiro S.A. (“Petrobras”).

Our financial condition, results of operations or cash flows could be materially adversely affected if any one of these clients was to interrupt or curtail its activities in the U.S. Gulf of Mexico, Nigeria or Brazil, fail to pay for the services that have been performed, terminate its contract with us, fail to extend or renew its existing contract with us or refuse to award new contracts to us and we are unable to enter into contracts with new clients on comparable terms. The loss of Chevron, Total or Petrobras as a client could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, our limited number of drillships makes us more susceptible to incremental loss in the event of downtime on any one operating unit. If any one of our drillships becomes inactive for a substantial period of time and is not otherwise earning contractual revenues, it could have a material adverse impact on our operations and financial condition.

Delays in the construction of new drillships or the modifications of existing drillships could adversely affect our business. These risks are concentrated because all of our drillships currently on order and under construction are being built by Samsung Heavy Industries (“SHI”) in South Korea.

As of February 19, 2014, we had a total of three ultra-deepwater newbuild drillships under construction (the Pacific Sharav, the Pacific Meltem and the Pacific Zonda). We may enter into agreements to commence newbuild projects in the future as part of our growth strategy. Such construction projects are subject to risks of delay inherent in any large construction project, including costs or delays resulting from the following:

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

We have entered into a drilling contract for the Pacific Sharav and we intend to enter into drilling contracts for the Pacific Meltem and the Pacific Zonda prior to their delivery if market conditions permit. With respect to the contracts we have or may enter into with respect to these drillships prior to delivery, any delays in the delivery of our drillships would result in a loss of revenue and may subject us to penalties due to delays in contract commencement and may result in termination or shortening of the term of the drilling contract for the rig by the client pursuant to applicable late delivery clauses. We will not receive any material increase in revenue or cash flow from new or modified drillships until they are placed in service and clients enter into binding arrangements for the use of such drillships. In the event of termination of one of these contracts, we may not be able to secure a replacement contract on as favorable terms, or at all. If we experience delays and costs overruns in the construction of our drillships due to any of the factors listed above, our financial condition, results of operations or cash flows could be materially adversely affected.

Failure to secure drilling contracts prior to deployment of our remaining newbuild drillships or for our currently operating drillships after the expiration of existing contracts could have a material adverse effect on our financial condition, results of operations or cash flows.

We have not yet secured drilling contracts for the Pacific Meltem or the Pacific Zonda, which are being built by SHI and are scheduled for delivery in the early part of the third quarter of 2014 and the first quarter of 2015, respectively. The drilling contract for the Pacific Scirocco is scheduled to terminate on January 7, 2015, unless Total chooses to exercise its two-year option on or before April 2014. In addition, the three-year drilling contract for the Pacific Mistral with Petrobras is scheduled to terminate on February 6, 2015. Our ability to obtain drilling contracts for these drillships will depend on market conditions and our clients’ drilling programs. If the ultra-deepwater drilling market is experiencing overcapacity prior to delivery of the Pacific Meltem or the Pacific Zonda or near the expiration of the contracts for our currently operating drillships, we may not be able to secure contracts for these drillships on favorable terms, or at all. Our failure to secure drilling contracts for our uncontracted drillships or currently operating drillships after the expiration of existing contracts could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, the failure to secure a drilling contract for the Pacific Meltem prior to its delivery will decrease our borrowing capacity under the Senior Secured Credit Facility Agreement (as defined below) by an estimated amount of approximately $95 million.

Our business and the industry in which we operate involve numerous operating hazards which, if they occur, may cause a material adverse effect to our business.

Our operations are subject to the usual hazards inherent in the drilling and operation of oil and natural gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, craterings, fires, explosions, spills and pollution. The occurrence of any of these events could result in the suspension of our drilling or production operations, claims by the operator, severe damage to, or destruction of, the property and equipment involved, injury or death to drilling unit personnel and environmental and natural resources damage. Our operations could be suspended as a result of these hazards whether the fault is ours or that of a third party. In certain circumstances, governmental authorities may suspend drilling operations as a result of these hazards, and our clients may cancel or terminate their contracts. We may also be subject to personal injury and other claims of drilling unit personnel as a result of our drilling operations. Our operations also may be suspended because of machinery breakdowns, abnormal operating conditions, failure of subcontractors to perform or supply goods or services and personnel shortages.

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

As of February 19, 2014, we had a contract backlog on the Pacific Bora, the Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav of approximately $3.1 billion (including the conditional commitment on the Pacific Bora). We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the contracts. The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the tables provided in Item 4, “Business Overview—Contract Backlog” of this annual report due to various factors, including shipyard and maintenance projects, downtime during the shakedown period for new drilling units and other factors. The contractual dayrate used to calculate average estimated contract backlog per day is higher than other rates that may be in effect at certain times under the contract, including the standby rate or waiting on weather rate, the repair rate or the force majeure rate. We may not be able to realize the full amount of our contract backlog due to events beyond our control. In addition, some of our clients may experience liquidity issues, which could worsen if commodity prices declined to lower levels for an extended period of time. Liquidity issues could lead our clients to seek to repudiate, cancel or renegotiate these agreements for various reasons, as described under “—Our drilling contracts may be terminated early in certain circumstances” below. Our inability to realize the full amount of our contract backlog could have a material adverse effect on our financial position, results of operations or cash flows.

We may experience unplanned downtime as a result of unscheduled repairs or maintenance, human error, defective or failed equipment or delays waiting for replacement parts.

Unscheduled repairs or maintenance, human error, defective or failed equipment or delays waiting for replacement parts on our drillships may cause us to experience unanticipated operational downtime, which may have an adverse effect on our results of operations.

In addition, we rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including, but not limited to, drilling equipment, catering and machinery suppliers. Mergers in our industry have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services potentially inhibiting the ability of suppliers to deliver on time, or at all. These delays may have a material adverse effect on our results of operations and result in downtime, and delays in the repair and maintenance of our drillships.

We have substantial obligations to fund contracts and other arrangements related to the construction of our newbuild drillships. If we fail to meet these obligations or construction of these newbuild drillships is not completed, such failure could have a material adverse effect on our financial condition, results of operations and cash flows and could adversely affect our ability to meet our other obligations.

We have significant contractual commitments to SHI related to our drillships currently under construction, the Pacific Sharav, the Pacific Meltem and the Pacific Zonda, totaling approximately $1.1 billion as of February 19, 2014. The SHI contracts for the Pacific Sharav, the Pacific Meltem and the Pacific Zonda provide for an aggregate purchase price of approximately $1.5 billion, payable in installments during the construction process, of which we have made payments of $429.2 million through February 19, 2014. We anticipate making payments of approximately $756.3 million during the remainder of 2014 and approximately $336.4 million in 2015. In addition, we will need to secure additional financing, which is uncommitted at this time, before repaying outstanding borrowings under our private placement of $300.0 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due in February 2015 (the “2015 Senior Unsecured Bonds”) and taking delivery of the Pacific Zonda in the first quarter of 2015.

In the event that we order additional drillships, we will also need to secure funding for construction of such vessels. The final terms and availability of any additional financing will be determined by, among other factors, current financial market conditions, our creditworthiness and drilling industry conditions. We may be unable to obtain or arrange any additional financing on satisfactory terms. Also, our current and future drillships under construction could be delayed or otherwise not delivered by the shipyard. This could have a material adverse effect on our financial condition, results of operations and cash flows.

We have entered into a drilling contract for the Pacific Sharav and we intend to enter into drilling contracts for the Pacific Meltem and the Pacific Zonda prior to their delivery, if market conditions permit. If any of these newbuild drillships are delayed, cancelled or not delivered as expected for any reason upon completion of construction, we will not be able to deliver the drillship to our client under the drilling contract entered into for such drillship and for which we provide a performance guarantee. In such event, we will need to find a replacement unit that is acceptable to our client. If we are unable to deliver an acceptable replacement, we will lose any anticipated income from the employment of such unit and may be held liable for the client’s potential damages, including, but not limited to, any increase in rates between our current drilling contract with the client and any substitute drilling contract such client may obtain. If we were to lose all or a portion of our investment, including any anticipated revenue from the operation of a drillship, or become liable to a client for such damages, our financial condition, results of operations and cash flows could be materially adversely affected.

The contract drilling industry is highly competitive. Compared to companies with greater resources, we may be at a competitive disadvantage.

The offshore contract drilling industry is highly competitive with numerous industry participants, none of which has a dominant market share. Drilling contracts are traditionally awarded on a competitive bid basis. The proposed pricing is often the primary factor in determining which qualified contractor is awarded a contract, although rig availability and the quality and technical capability of service and equipment are also important factors. Other key factors include a contractor’s reputation for service, safety record, environmental record, technical and engineering support and long-term relationships with national and international oil and natural gas companies. Our competitors in the offshore contract drilling industry generally have larger, more diverse fleets, longer operating histories with established safety and environmental records over a measurable period of time, long-term relationships with clients and appreciably greater financial and other resources and assets than we do. Similarly, some of these competitors are significantly better capitalized than we are, which may make them preferable to us to the extent the client is concerned about our ability to cover potentially significant liabilities. As a result, our competitors have competitive advantages that may adversely affect our efforts to contract our drillships on favorable terms, if at all, and correspondingly negatively impact our financial condition, results of operations or cash flows. Additionally, we are at a competitive disadvantage to those competitors that are better capitalized because they are in a better position to withstand the effects of a downturn in our industry.

An oversupply of rigs competing with our rigs could depress the demand and contract prices for ultra-deepwater rigs and could adversely affect our financial condition, results of operations or cash flows.

There are numerous rigs currently under contract for construction in the industry worldwide. We estimate there are approximately 66 ultra-deepwater rigs scheduled for delivery between January 1, 2014 and the end of 2016, 32 of which are not yet contracted to clients. The entry into service of these new units will increase supply and could curtail a strengthening, or trigger a reduction, in dayrates as rigs are absorbed into the active fleet. Any increase in construction of drilling units could negatively impact utilization and dayrates. Lower utilization and dayrates could require us to enter into lower dayrate contracts or to idle one or more of our drillships, which could have a material adverse effect on our financial condition, results of operations and cash flows or result in the recognition of impairment charges on our drillships.

Our substantial indebtedness could adversely affect our financial condition and business prospects.

As of February 19, 2014, we and our subsidiaries, on a consolidated basis, had approximately $2.4 billion of debt, comprised of (i) $750.0 million under our 5.375% Senior Secured Notes due 2020 (the “2020 Senior Secured Notes”), (ii) $742.9 million under our senior secured institutional term loan (the “Senior Secured Term Loan B”), (iii) $140.0 million under our SSCF (as defined below), (iv) $500.0 million from our private placement of $500.0 million in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due in 2017 (the “2017 Senior Secured Notes”) and (v) $300.0 million under our 8.25% Senior Unsecured Bonds due 2015 (each described in further detail in Item 5, “Liquidity and Capital Resources—Description of Indebtedness”

and Note 4 to the Company’s Consolidated Financial Statements in this annual report). Our level of indebtedness, and the terms of the agreements that govern such indebtedness, may have important consequences on our business such as:

•

requiring us and our subsidiaries to use a substantial portion of our cash flow from operations to pay interest and principal on the debt, which would reduce the funds available for working capital, capital expenditures and other general corporate purposes;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other investments, which may limit our ability to execute our business strategy;

•	heightening our vulnerability to downturns in business or the general economy and restricting us from exploiting business opportunities or making acquisitions;

•	placing us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	limiting our ability to return cash to our shareholders;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	higher interest expense if interest rates increase for the portion of our indebtedness that has not been hedged.

Each of these factors may have a material and adverse effect on our financial condition and business prospects. We may also incur additional indebtedness in the future. If we incur additional indebtedness, the related risks that we now face would intensify and could exacerbate the risks associated with our current leverage. Our ability to service our debt depends upon, among other things, our future financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our cash flows from operations are not sufficient to service our current or future indebtedness, we will be forced to take actions such as postponing or reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar foreign anti-bribery laws.

The United States Foreign Corrupt Practices Act (the “FCPA”), the Nigerian Corrupt Practices and Other Related Offenses Act of 2000, Brazil’s Anti Corruption Law of 2014 and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making, offering or authorizing improper payments to non-U.S. government officials for the purpose of obtaining or retaining business. We operate in several countries where strict compliance with anti-bribery laws may conflict with local customs and practices. Violations of or any non-compliance with current and future anti-bribery laws (either due to our acts or our inadvertence or acts of our agents) may result in criminal and civil sanctions and could subject us to other liabilities in the U.S. and elsewhere. Even allegations of such violations could disrupt our business and result in a material adverse effect on our business and operations. We may be subject to competitive disadvantages to the extent that our competitors are able to secure business, licenses or other preferential treatment by making payments to government officials and others in positions of influence or using other methods that U.S. and foreign laws and regulations and our own policies prohibit us from using.

In order to effectively compete in some foreign jurisdictions, we utilize local agents and/or establish joint ventures with local operators or strategic partners. For example, in Nigeria, we have established the Pacific International Drilling West Africa Limited (“PIDWAL”) joint venture, which is 90% owned by us and 10%

owned by Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. PIDWAL is party to the contracts with subsidiaries of Chevron for the Pacific Bora and the Pacific Khamsin and the contract with a subsidiary of Total for the Pacific Scirocco. Derotech is also performing marketing services for PIDWAL. In addition, we entered into an agreement with a marketing agent in Brazil and have agreements with agents in both Nigeria and Brazil, pursuant to which the agents, among other activities, process visas, customs clearance of routine shipments of equipment, materials and supplies and process temporary importation permits, extensions and renewals. One of our logistics and supply-chain agents in Nigeria is an affiliate of Derotech. All of these activities involve interaction by our agents with non-U.S. government officials. Even though some of our agents and partners may not themselves be subject to the FCPA or other non-U.S. anti-bribery laws to which we may be subject, if our agents or partners make improper payments to non-U.S. government officials in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

Our drilling contracts may be terminated early in certain circumstances.

Our contracts with clients may be terminated at the option of the client upon payment of an early termination fee, which is typically a significant percentage of the dayrate or the standby rate under the drilling contract for a specified period of time. Such payments may not, however, fully compensate us for the loss of the contract. Our contracts also provide for termination by the client without the payment of any termination fee, under various circumstances, typically including, but not limited to, our non-performance, as a result of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events. Many of these events are beyond our control. During periods of depressed market conditions, we are subject to an increased risk of our clients seeking to terminate their contracts, including through claims of non-performance. Our clients’ ability to perform their obligations under their drilling contracts with us may also be negatively impacted by continuing global economic uncertainty. If our clients terminate some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if payments due under our contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, our financial condition, results of operations or cash flows could be materially adversely affected.

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

Our business is subject to numerous governmental laws and regulations, including environmental requirements that may impose significant costs and liabilities on us.

Our operations are subject to federal, state, local and foreign or international laws and regulations that may require us to obtain and maintain specific permits or other governmental approvals to control the discharge of oil and other contaminants into the environment or otherwise relating to environmental protection. Countries where we operate have environmental laws and regulations governing our discharge of oil and other contaminants and imposing stringent standards on our activities that are protective of the environment. Any operations and activities that we conduct in the United States and its territorial waters also will be subject to numerous environmental laws, including the Oil Pollution Act of 1990 (“OPA”), the Outer Continental Shelf Lands Act (“OCSLA”), the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and the International Convention for the Prevention of Pollution from Ships (“MARPOL”), as each has been amended from time to time, and analogous state laws. Failure to comply with these laws, regulations and treaties may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, the denial or revocation of permits or other authorizations and the issuance of injunctions that may limit or prohibit some or all of our operations. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering us liable for environmental and natural resource damages caused by others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these laws and regulations, the modification of existing laws or regulations or the adoption of new laws or regulations that curtail exploratory or developmental drilling for oil and natural gas could materially limit future contract drilling opportunities or materially increase our costs, including our capital expenditures.

The imposition of stringent restrictions or prohibitions on offshore drilling by a governing body may have a material adverse effect on our business.

Catastrophic events in past years resulting in the release of oil or other contaminants offshore have heightened environmental and regulatory concerns about the oil and natural gas industry, which concerns may have a direct adverse impact on the demand for our services. For example, in response to the April 2010 fire and explosion aboard the Deep Water Horizon drilling rig and resulting oil spill from the Macondo well operated by a third party in ultra-deep water of the U.S. Gulf of Mexico, the federal government, acting through the U.S. Department of the Interior (“DOI”) and its implementing agencies that have since evolved into the present day Bureau of Ocean Energy Management (“BOEM”) and Bureau of Safety and Environmental Enforcement (“BSEE”), have issued various rules, Notices to Lessees and Operators (“NTLs”) and temporary drilling moratoria that impose or result in added environmental and safety measures upon oil and natural gas exploration, development and production operators in the U.S. Gulf of Mexico, some of whom are our clients. These regulatory initiatives may serve to effectively slow down the pace of drilling and production operations in the

U.S. Gulf of Mexico due to adjustments in operating procedures and certification requirements as well as increased lead times to obtain exploration and production plan reviews. We could become subject to fines, penalties or orders requiring us to modify or suspend our operations in the U.S. Gulf of Mexico if we fail to comply with these requirements. For example, BSEE has extended its regulatory enforcement reach to include contractors as well as offshore lease operators. Consequently, the BSEE may elect to hold contractors, including drilling contractors, liable for alleged violations of law arising in the BSEE’s jurisdictional area. Any one or more of these uncertainties could result in increased future operating costs, including insurance costs, which we may not be able to pass through to our clients.

The U.S. Gulf of Mexico represents a significant portion of the industry’s existing deepwater drillship demand. The regulations and other regulatory initiatives effected by DOI, BOEM and BSEE have created significant uncertainty regarding the requirements to perform offshore drilling activity in the U.S. Gulf of Mexico and possible implications for regions outside of the U.S. Gulf of Mexico. If the regulations, operating procedures and possibility of increased legal liability are viewed by our current or future clients as a significant impairment to expected profitability on drilling projects in the U.S. Gulf of Mexico, deepwater drillships and other floating rigs could depart the U.S. Gulf of Mexico, which would likely affect the global supply and demand balance for such drillships and rigs, resulting in lower dayrates and/or utilization and a more competitive and challenging business environment in the international sector.

Our business could be affected adversely by union disputes and strikes or work stoppages by our employees. In addition, our labor costs and the operating restrictions under which we operate could increase as a result of collective bargaining negotiations and changes in labor laws and regulations.

Some of our employees working in Nigeria and Brazil are represented by unions, and some of our contracted labor work under collective bargaining agreements. Many of these represented individuals are working under agreements that are subject to annual salary negotiations. We cannot guarantee the results of any such collective bargaining negotiations or whether any such negotiations will result in a work stoppage. In addition, employees may strike for reasons unrelated to our union arrangements. Any future work stoppage could, depending on the affected operations and the length of the work stoppage, have a material adverse effect on our business, financial position, results of operations or cash flows. In addition, we could enter markets other than Brazil or Nigeria, which also contain unions and could result in higher costs.

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

These risks may be higher in developing countries such as Nigeria, where the Pacific Bora, the Pacific Scirocco and the Pacific Khamsin currently operate. Countries in West Africa have experienced political and economic instability in the past and such instability may continue in the future. Additionally, during the period from 2000 to 2014, more Foreign Corrupt Practice Act violations were prosecuted in Nigeria than in any other jurisdiction worldwide. Furthermore, there are significant sectarian tensions in Nigeria among the numerous different ethnic and tribal groups, which have resulted in sporadic violence. Disruptions may occur in the future, and losses caused by these disruptions may not be covered by insurance.

Our 2020 Senior Secured Notes, our Senior Secured Term Loan B, our Revolving Credit Facility, our 2015 Senior Unsecured Bonds, our 2017 Senior Secured Notes and the Senior Secured Credit Facility Agreement impose significant operating and financial restrictions on certain of our subsidiaries, which may prevent us from capitalizing on business opportunities and taking some actions.

Our 2020 Senior Secured Notes, our Senior Secured Term Loan B and our senior secured revolving credit facility with an aggregate principal amount of up to $500.0 million, which permits loans to be extended up to a maximum sublimit of $200.0 million and permits letters of credit to be issued up to a maximum sublimit of $300.0 million (the “Revolving Credit Facility”), contain several restrictions on our activities. These restrictions limit our ability to, among other things:

•	make certain types of loans and investments;

•	make dividends or other payments, redeem or repurchase stock, prepay, redeem or repurchase other debt or make other restricted payments;

•	incur or guarantee additional indebtedness;

•	create or incur liens;

•	sell assets or consolidate or merge with or into other companies;

•	engage in transactions with affiliates; and

•	enter into new lines of business.

The Revolving Credit Facility also contains financial covenants that impose significant restrictions on us, including requirements to maintain certain liquidity levels and financial ratios.

Our 2015 Senior Unsecured Bonds contain provisions that limit, with certain exceptions, the ability of the Company and our subsidiaries to (i) merge or demerge, (ii) dispose of assets, (iii) incur financial indebtedness and (iv) pay dividends or make distributions. The bonds also require compliance with financial covenants. The 2015 Senior Unsecured Bonds contain events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the 2015 Senior Unsecured Bonds are subject to acceleration.

The 2017 Senior Secured Notes contain provisions that limit, with certain exceptions, the ability of Pacific Drilling S.A., Pacific Drilling VII Limited as the Issuer and Pacific Drilling S.A.’s other restricted subsidiaries to (i) pay dividends or make distributions, purchase or redeem Pacific Drilling S.A.’s capital stock or subordinated indebtedness of the Issuer or any guarantor or make other restricted payments, (ii) incur or guarantee additional indebtedness or issue preferred stock, (iii) create or incur liens, (iv) create unrestricted subsidiaries, (v) enter into transactions with affiliates, (vi) enter into new lines of business, (vii) transfer or sell the Pacific Khamsin and other related assets and (viii) merge or demerge.

The Senior Secured Credit Facility Agreement, as amended and restated (the “SSCF”), contains certain restrictions on our activities (as guarantor thereunder), including our ability to pay dividends or make distributions and transact with affiliates. The SSCF also contains several restrictions on the activities of our subsidiaries, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited (each of which is a borrower under the SSCF), including, among other things, restrictions on their ability to:

•	make certain types of loans and investments;

•	incur or guarantee additional indebtedness;

•	create or incur liens;

•	make dividends or distributions;

•	sell assets or consolidate or merge with or into other companies;

•	engage in transactions with affiliates; and

•	enter into new lines of business.

The SSCF also contains a number of financial covenants that impose significant restrictions on us, including requirements that we maintain certain liquidity levels and financial ratios.

The restrictions and covenants contained in our debt agreements may prevent us from taking actions that we believe would be in our best interest and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that could subject us to additional restrictive covenants, which could affect our financial and operational flexibility. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond our control. The breach of any of these covenants and restrictions could result in a default under the agreements governing our debt, as described in “—An event of default may be triggered by the occurrence of events in connection with our other indebtedness.” The occurrence of an event of default under any of our debt agreements could cause the relevant debt holders to accelerate our indebtedness. In the event of any debt acceleration, we may not be able to repay our outstanding indebtedness, which could lead such debt holders to initiate bankruptcy or liquidation proceedings.

An event of default may be triggered by the occurrence of events in connection with our other indebtedness.

Our indebtedness consists of a number of different obligations, each governed by a separate agreement. Pursuant to the terms of the agreements governing our indebtedness, an event of default may be triggered by the occurrence of some or all of the following events in connection with our other indebtedness: (i) failure to make payments when due or upon maturity, (ii) acceleration of other indebtedness and (iii) events of default due to breaches of covenants or otherwise under the agreements governing other indebtedness. An event of default under any of our debt agreements could permit some of the lenders to declare all amounts borrowed from them due and payable. In addition, debt under other debt agreements that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness, and we may not be able to find alternative financing. Even if we could obtain alternative financing, such financing might not be on terms that are favorable or acceptable. If we were unable to repay amounts borrowed, the holders of the debt could initiate a bankruptcy or liquidation proceeding. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” and Note 4 to the Company’s Consolidated Financial Statements in this annual report for a description of the restrictions and covenants applicable to our 2020 Senior Secured Notes, the Senior Secured Term Loan B, the Revolving Credit Facility, the 2015 Senior Unsecured Bonds, the 2017 Senior Secured Notes and the SSCF.

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

An inability to retain a sufficient number of skilled workers on commercially reasonable terms could negatively affect our operations.

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

Our ability to operate worldwide depends on our ability to obtain the necessary visas and work permits for our personnel to travel in and out of, and to work in, the jurisdictions in which we operate. Governmental actions in some of the jurisdictions in which we operate may make it difficult for us to move our personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. If we are not able to obtain visas and work permits for the employees we need for operating our drillships on a timely basis, we might not be able to perform our obligations under our drilling contracts, which could allow our clients to cancel the contracts. If our clients cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, our financial condition, results of operations or cash flows could be materially adversely affected.

We may be required to make significant capital expenditures to maintain our competitiveness and to comply with laws and the applicable regulations and standards of governmental authorities and organizations, which would negatively affect our financial condition, results of operations and cash flows.

Changes in offshore drilling technology, client requirements for new or upgraded equipment and competition within our industry may require us to make significant capital expenditures in order to maintain our competitiveness. Our competitors may have greater financial and other resources than we have, which may enable them to make technological improvements to existing equipment or replace equipment that becomes obsolete. In addition, changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations, may require us to make additional unforeseen capital expenditures. For example, we may be required to make significant capital expenditures for alterations or the addition of new equipment to satisfy requirements of the U.S. Coast Guard and the American Bureau of Shipping. As a result, we may be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues, in order to make such alterations or to add such equipment. In the future, market conditions may not justify these expenditures or enable us to operate our older vessels profitably during the remainder of their economic lives.

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

Worldwide economic and financial problems may reduce the availability of liquidity and credit to fund business operations worldwide and could adversely affect our clients, suppliers and lenders. The global recession caused a reduction in worldwide demand for energy. Demand for our services depends on activity in the oil and natural gas industry and capital expenditure levels, each of which is directly affected by trends in oil and natural gas demand. Any prolonged reduction in oil and natural gas demand would further depress the current levels of exploration, development and production activity. Perceptions of lower oil and natural gas prices by oil and natural gas companies over the long-term can similarly reduce or delay major expenditures. Lower levels of activity may result in a corresponding decline in the demand for our services, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Technology disputes involving us, our suppliers or sub-suppliers could negatively impact our operations or increase our costs.

Drilling units and drilling rig operations use patented or otherwise proprietary technology and, consequently, involve a potential risk of infringement of third party rights. In the event that we or one of our suppliers or sub-suppliers becomes involved in a dispute over infringement of intellectual property rights relating to equipment owned or used by us, we may lose access to repair services or replacement parts, or we could be required to cease use of some equipment. We could also be required to pay royalties for the use of such equipment. Any technology disputes involving us or our suppliers or sub-suppliers could adversely affect our financial results and operations.

We have been sued for patent infringement which, if adversely determined, could result in us being forced to pay significant royalties to Transocean or to make indemnity payments to our clients.

On April 16, 2013, Transocean filed a complaint against us alleging infringement of their dual activity patents. We are currently in the claim construction and discovery phase of our lawsuit with Transocean. The patents in question are also the subject of pending actions in the United States against Maersk Drilling (“Maersk”) and Stena Drilling. Transocean sued Maersk for infringing Transocean’s U.S. patents involving dual activity on drilling assemblies. In April 2011, a jury determined that Maersk had not established that the asserted patent claims were invalid, that Maersk had infringed those claims, and awarded Transocean $15 million for Maersk’s infringement. On June 30, 2011, the judge presiding over the case entered a Final Judgment disregarding the jury award and entering judgment in Maersk’s favor, determining as a matter of law that the asserted patent claims were invalid for obviousness and lack of enablement and that Maersk had not infringed. On July 27, 2011, the judge issued an Amended Final Judgment, again holding that Maersk did not infringe the asserted claims and that the asserted claims were invalid. Transocean appealed this judgment and, in November 2012, prevailed on appeal. In January 2013, Maersk filed a petition for panel rehearing and rehearing en banc before the court of appeals, which was denied. Subsequently, in July 2013, Maersk filed a petition for certiorari with the U.S. Supreme Court, which remains pending. The Stena Drilling case has not yet gone to trial. If our lawsuit with Transocean is adversely determined, we could be forced to pay significant royalties to Transocean or make indemnity payments to our clients.

Dual gradient drilling techniques may not result in the currently expected benefits and, as a result, demand may not develop for these capabilities.

Several of our drillships have, or upon completion will have, dual gradient drilling capabilities subject to certain modifications to be made to the drillships. The Pacific Santa Ana is currently capable of dual gradient drilling. Dual gradient drilling is a technology that allows two different pressure gradients to be maintained in the well (one in the drilling riser and one in the well below the mudline) by a process of replacing mud from the drilling riser with a seawater-density fluid. Although dual gradient drilling technology was technically proven ten years ago, the Pacific Santa Ana is the first rig to deploy this technology for commercial application. Dual gradient drilling may not result in expected savings in cost and time per well, higher flow rates and greater access to “undrillable” reserves and, as a result, demand may not develop for these capabilities.

The dual gradient drilling concept being deployed by the Pacific Santa Ana is disclosed in patents assigned to Chevron, for which we have been granted a license as of February 1, 2014. Despite having been granted a license, a court could interpret that we are only permitted to use our license for dual gradient drilling operations in our drilling units if our drilling contracts with Chevron for the Pacific Santa Ana or the Pacific Sharav (or any subsequent dual gradient capable rig) remain in effect. In the event that the ongoing commercial application of dual gradient drilling does not result in expected benefits to our clients, demand does not develop for these capabilities or our license with Chevron is found to be invalid, this technology may not result in the currently expected benefits.

There may be limits on our ability to mobilize drillships between geographic areas, and the time and costs of such mobilizations may be material to our business.

The offshore contract drilling market is generally a global market as drilling units may be mobilized from one area to another. However, the ability to mobilize drilling units can be impacted by several factors including, but not limited to, governmental regulation and customs practices, the significant costs to move a drilling unit, weather, political instability, civil unrest, military actions and the technical capability of the drilling units to operate in various environments. Additionally, while a drillship is being mobilized from one geographic market to another, we may not be paid by the client for the time that the drillship is out of service. Also, we may mobilize a drillship to another geographic market without a client contract, which will result in costs not reimbursable by future clients.

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

If our operating subsidiaries experience sufficiently adverse changes in their financial position or results of operations, or we otherwise become unable to pay our debts as they become due and obtain further credit, we may enter a state of cessation of payments (cessation de paiements) and lose our commercial creditworthiness (ébranlement de credit), which could result in the commencement of insolvency proceedings in Luxembourg. Such proceedings would have a material adverse effect on our financial condition, results of operations or cash flows and could have a significant negative impact on the market price of our common shares.

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

Our insurance may not be adequate in the event of a catastrophic loss.

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

As a result of the number of catastrophic events in the offshore drilling industry in recent years, such as hurricanes in the U.S. Gulf of Mexico and the Deepwater Horizon drilling rig incident, insurance underwriters have increased insurance premiums and increased restrictions on coverage. In particular, hurricane losses in recent years have impacted named windstorm insurance coverage, rates and availability for U.S Gulf of Mexico area exposures.

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

We have a relatively limited operating history, which makes it more difficult to accurately forecast our future results and may make it difficult for investors to evaluate our business and our future prospects, both of which will increase the risk of your investment in our common shares.

We began to recognize operating revenue when the Pacific Bora commenced drilling operations on August 26, 2011. The Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana and the Pacific Khamsin commenced drilling operations and began generating operating revenues on December 31, 2011, February 6, 2012, May 4, 2012 and December 17, 2013, respectively. Following shipyard construction, commissioning and testing, the Pacific Sharav, the Pacific Meltem and the Pacific Zonda are expected to be delivered to us at the shipyard in the early part of the second quarter 2014, in the early part of the third quarter of 2014 and the first quarter of 2015, respectively. Upon delivery, the Pacific Sharav is expected to enter service in the U.S. Gulf of Mexico in the third quarter of 2014 under a five-year contract with a subsidiary of Chevron.

Because of our relatively limited operating history, we lack extensive historical financial and operational data, making it more difficult for an investor to evaluate our business, forecast our future revenues and other operating results and assess the merits and risks of an investment in our common shares. This lack of information will increase the risk of your investment in our common shares. Moreover, investors should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by companies with a limited operating history. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories. If we are not able to successfully meet these challenges, our financial condition, results of operations and cash flows could be materially adversely affected.

Our clients may be unable or unwilling to indemnify us.

Consistent with standard industry practice, our clients generally assume, and indemnify us against, well control and subsurface risks under our dayrate contracts. These risks are associated with the loss of control of a well, such as blowout or cratering, the cost to regain control or redrill the well and associated pollution. However, our indemnification may not cover all damages, claims or losses to us or third parties, and the client may not have sufficient resources to cover their indemnification obligations or the client may contest their obligation to indemnify us. Also, in the interest of maintaining good relations with our key clients, we may choose not to assert certain indemnification claims. In addition, from time to time, we may be unable to negotiate contracts containing indemnity provisions that obligate our clients to indemnify us for such damages and risks.

Our financial condition may be adversely affected if we fail to successfully integrate acquired assets, joint venture partners or businesses we acquire, or are unable to obtain financing for acquisitions on acceptable terms.

We believe that acquisition or joint venture opportunities may arise from time to time, and any such acquisition or joint venture could be significant. At any given time, discussions with one or more potential sellers or partners may be at different stages. However, any such discussions may not result in the consummation of a transaction, and we may not be able to identify or complete any transactions. We cannot predict the effect, if any, that any announcement or consummation of such a transaction would have on the trading price of our common shares.

Any future acquisitions or joint ventures could present a number of risks, including:

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

If we are unsuccessful in integrating any acquisitions or joint ventures in a timely and cost-effective manner, our financial condition, results of operations or cash flows could be materially adversely affected.

Our potential purchase of existing vessels carries risks associated with the quality of those vessels.

In the future, we may acquire existing vessels as a way of renewing and expanding our fleet. Unlike newbuilds, existing vessels typically do not carry warranties with respect to their condition. While we would inspect any existing vessel prior to purchase, such an inspection would normally not provide us with as much knowledge of its condition as we would possess if the vessel had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be more substantial than for vessels that we have operated since they were built. These costs could decrease our profits and reduce our liquidity.

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

We are exposed to the credit risks of our clients, and nonpayment by our clients could adversely affect our financial condition, results of operations or cash flows.

We are subject to risks of loss resulting from nonpayment or nonperformance by our clients. Any material nonpayment or nonperformance by our clients and certain other third parties could adversely affect our financial condition, results of operations or cash flows. If any of our clients or other parties default on their obligations to us, our financial condition, results of operations or cash flows could be adversely affected. Furthermore, some of our clients and other parties may be highly leveraged and subject to their own operating and regulatory risks.

Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks, piracy and other current or future international conflicts may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, or elsewhere, which may contribute to further economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.

In addition, oil facilities, shipyards, vessels, pipelines and oil and natural gas fields could be targets of future terrorist attacks and our vessels could be targets of pirates or hijackers. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and natural gas to or from certain locations. Terrorist attacks, war, piracy or other events beyond our control that adversely affect the production of oil could entitle our clients to terminate our drilling contracts, which would have a material adverse effect on our financial condition, results of operations and cash flows.

Risks Related to Our Common Shares

The rights and responsibilities of our shareholders are governed by Luxembourg law and differ in some respects from the rights and responsibilities of shareholders under other jurisdictions, including the United States, and shareholder rights under Luxembourg law may not be as clearly established as shareholder rights under the laws of other jurisdictions.

Our corporate affairs are governed by our articles of association, as amended from time to time (our “Articles”), and by the laws governing companies incorporated in Luxembourg. The rights of our shareholders and the responsibilities of members of our board of directors (our “Board of Directors”) under Luxembourg law may not be as clearly established as shareholder rights under the laws of other jurisdictions. We anticipate that all of our shareholder meetings will take place in Luxembourg.

In addition, the rights of shareholders as they relate to, for example, the exercise of shareholder rights are governed by Luxembourg law and our Articles and differ from the rights of shareholders under other jurisdictions, including the United States. The holders of our common shares may have more difficulty in protecting their interests in the face of actions by the Board of Directors than if we were incorporated in the United States.

Because we are incorporated under the laws of Luxembourg, shareholders may face difficulty protecting their interests, and their ability to protect their rights through other international courts, including courts in the United States, may be limited.

We are incorporated under the laws of Luxembourg, and the majority of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within certain jurisdictions, including the United States, in a way that will permit a court in such country to have jurisdiction over us, or to enforce judgments against us obtained in the U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal and state securities laws. Please read Item 10, “Enforceability of Civil Liabilities.”

We are controlled by a single shareholder, which could result in potential conflicts of interest with our public shareholders.

An entity controlled by the Quantum Pacific Group was the beneficial owner of approximately 69.1% of our outstanding common shares as of February 19, 2014 and is in a position to control actions that require the consent of our shareholders, including the election of directors, amendment of our Articles and any merger or sale of substantially all of our assets. In addition, three of our eight Board of Directors members are also employees of affiliates of the Quantum Pacific Group, including Mr. Ron Moskovitz, the Chairman of our Board of Directors.

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

Our controlling shareholder, Quantum Pacific (Gibraltar) Limited, has pledged a significant portion of its shares in our company to secure a loan facility. A default under this loan facility could result in another person acquiring a significant voting interest in the Company and could adversely affect the market price of our common shares.

Our controlling shareholder, Quantum Pacific (Gibraltar) Limited, has pledged a significant portion of its shares in the Company to secure a loan facility. This loan facility requires Quantum Pacific (Gibraltar) Limited to pledge cash collateral if the market value of the pledged shares falls below a certain threshold. As of February 19, 2014, Quantum Pacific (Gibraltar) Limited has agreed to pledge approximately 39.5% of our outstanding common shares to secure the loan facility. Quantum Pacific (Gibraltar) Limited may from time to time in the future obtain additional loans that are secured by a pledge of additional equity interests in the Company.

A number of factors could cause our share price to decline, including those risks described in this section, “Risk Factors,” and a decline in the market value of our common shares could trigger margin calls for these loan facilities. Failure or delay by Quantum Pacific (Gibraltar) Limited to promptly meet any margin call or other events of default under these financing arrangements could result in the sale or other disposition of some or all of the pledged shares, which could result in one or more persons other than Quantum Pacific (Gibraltar) Limited acquiring the pledged shares and thereby acquiring a significant voting interest in the Company. Furthermore, due to Quantum Pacific (Gibraltar) Limited’s significant interest in the Company, the disposition of a portion or all of its pledged shares by the lender under the loan facility or a subsequent holder of the pledged shares may adversely affect prevailing market prices of our shares. See Item 3, “Risk Factors—Risks Related to Our Common Shares—Sales of our common shares in the public market could lower our share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute our investor’s ownership interest in us.”

Our inability to pay dividends or make distributions as and when and in the amount forecasted could have a material negative impact on our share price.

The payment of dividends or distributions to shareholders is at the discretion of our Board of Directors, and subject to shareholder approval as well as other requirements of Luxembourg law. Any dividend payment or distribution is dependent upon our earnings, capital requirements, financial condition, general market conditions and numerous other factors. Under the terms of our 2015 Senior Unsecured Bonds, we are restricted from paying dividends or making distributions exceeding 50% of our consolidated net income for the preceding fiscal year. Under the terms of the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B, subject to certain exceptions, we are limited in our ability to pay dividends or make distributions, purchase or redeem our capital stock or make other restricted payments exceeding 50% of our consolidated net income since October 1, 2012. The terms of the Revolving Credit Facility permit us to pay dividends or make distributions so long as we are not in default thereunder and we are in pro forma compliance with our maximum leverage and minimum liquidity tests after giving effect to such dividend payment. The terms of the SSCF allow for the payment of dividends or distributions to our shareholders under certain conditions more fully set forth therein, whereby we may distribute up to 50% of our net income per year for the year 2013 and thereafter. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” and Note 4 to the Company’s Consolidated Financial Statements in this annual report for a more detailed description of the terms of our debt financings. If we are unable to pay dividends or make distributions to our common shareholders as and when and in the amount forecasted, the share price of our common shares may be materially adversely affected.

Sales of our common shares in the public market could lower our share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute our investor’s ownership interest in us.

We may sell additional common shares in subsequent public offerings. We may also issue additional common shares or convertible securities. As of February 19, 2014, we had 217.1 million issued and outstanding common shares.

As of February 19, 2014, Quantum Pacific Group owned 150.0 million shares, or approximately 69.1% of our total outstanding common shares. On November 16, 2011, we entered into a registration rights agreement with Quantum Pacific (Gibraltar) Limited which requires us to effect the registration of its common shares in certain circumstances.

In April 2011, we issued 60.0 million common shares in a private offering to international and U.S. investors (the “2011 Private Placement”). Subsequent to the 2011 Private Placement, our common shares were traded on the Norwegian OTC List.

In November 2011, we completed an initial public offering of 6.0 million common shares. In December 2011, the underwriters purchased an additional 0.9 million common shares pursuant to the full exercise of an over-allotment option. The shares sold in our initial public offering and pursuant to the underwriters’ over-allotment option are listed on the New York Stock Exchange (the “NYSE”).

As of February 19, 2014, approximately 57.5 million common shares had migrated from the Norwegian OTC List to the NYSE and are now freely trading in the U.S. public market.

In March 2012, we filed a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) on Form S-8 providing for the registration of 7.2 million common shares issued or reserved for issuance under our stock incentive plan. Subject to the satisfaction of vesting conditions, common shares registered under this registration statement on Form S-8 are available for resale immediately in the public market without restriction.

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

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements than a domestic issuer. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, Quantum Pacific Group controls a majority of our outstanding common shares. As a result, we are considered a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our bylaws and the laws of Luxembourg, we currently have a board of directors with a majority of non-independent directors, an audit committee comprised solely of four independent directors and a compensation committee with one or more non-independent directors serving as committee members. As a result, non-independent directors, may, among other things, fix the compensation of our management, make common share and option awards and resolve governance issues regarding our company. Accordingly, in the future, investors may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

As a “foreign private issuer,” we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies. This may limit the information available to holders of our common shares.

As a “foreign private issuer,” we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less information concerning our company publicly available than there is for U.S. public companies.

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

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets for any taxable year produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than certain rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business, but does not include income derived from the performance of services. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

We believe that we are not a PFIC for the current taxable year and will not be a PFIC during any future taxable year. Based on our operations described herein, all or a substantial portion of our income from offshore contract drilling services should be treated as services income and not as passive income, and thus all or a substantial portion of the assets that we own and operate in connection with the production of that income should not constitute passive assets, for purposes of determining whether we are a PFIC. However, this involves a facts and circumstances analysis and it is possible that the IRS would not agree with this conclusion. See Item 10, “Taxation—Material U.S. Federal Income Tax Considerations for Holders of Common Shares— U.S. Holders—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

Pacific Drilling S.A. was formed on March 11, 2011, as a Luxembourg company in the form of a société anonyme under the Luxembourg law of 10 August 1915 on commercial companies, as amended, to act as an indirect holding company for our Predecessor. Our common shares have been trading on the Norwegian OTC List since April 2011 and on the NYSE since November 2011. Our principal executive offices are located at 8-10, Avenue de la Gare, L-1610 Luxembourg and our telephone number is +352 27 85 81 35. Our agent in Luxembourg is Centralis S.A.

History and Business Development

Our Predecessor was formed in Liberia in 2006 as an independent operating subsidiary of a predecessor to the Quantum Pacific Group. The principals of the Quantum Pacific Group have significant holdings in various global industries such as energy, oil refining, transportation and commodities.

Our initial investment in the ultra-deepwater drilling industry in 2006 was through the purchase of a drillship under construction by SHI and the later exercise of an option for a second drillship.

In 2007, we formed TPDI with Transocean, and the two drillships then under construction were transferred into TPDI. We formed a construction management team to oversee activities in the SHI shipyard that was then seconded to Transocean, who assumed responsibility for management of construction and operation of the two TPDI drillships through a contract with TPDI.

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

Since establishing our initial fleet of the four drillships discussed above, we have ordered four additional drillships, secured six drilling contracts and placed five of the eight drillships into service. For more information on our fleet and drilling contracts, see Item 4, “Business Overview—Contract Backlog” and “Property, Plant and Equipment—Our Fleet.”

Debt and Equity Financings

In September 2010, we entered into the Project Facilities Agreement (“PFA”) with a group of lenders to finance the construction, operation and other costs associated with the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana. During 2010 and 2011, we borrowed an aggregate of $1.725 billion under the PFA.

In April 2011, we completed the 2011 Private Placement of 60.0 million common shares for net proceeds of approximately $575.5 million. As a result of this offering, our common shares began trading on the Norwegian OTC List on April 5, 2011.

In November 2011, we completed an initial public offering of 6.0 million common shares. In December 2011, the underwriters purchased an additional 0.9 million common shares pursuant to the full exercise of an over-allotment option. The initial public offering resulted in net proceeds of approximately $50.3 million. As a result of this offering, our common shares began trading on the NYSE on November 11, 2011 under the ticker symbol “PACD.” As of February 19, 2014, approximately 57.5 million of our common shares had migrated from the Norwegian OTC List to the NYSE.

In February 2012, we completed a private placement of $300.0 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due in 2015.

In November 2012, we completed a private placement of $500.0 million in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due in 2017. In connection with this private placement, we listed the 2017 Senior Secured Notes on the Global Exchange Market of the Irish Stock Exchange.

In February 2013, we signed the $1 billion SSCF with a group of lenders to finance the construction, operation and other expenses associated with the Pacific Sharav and the Pacific Meltem. As of February 19, 2014, we had borrowings of $140.0 million outstanding under the SSCF. We expect to borrow the remaining $860.0 million under the SSCF on or before the estimated delivery of the Pacific Meltem currently expected in the early part of the third quarter of 2014.

In June 2013, we completed three related but distinct financing transactions totaling $2.0 billion. The transactions included (i) $750.0 million in 5.375% senior secured notes due 2020, (ii) a $750.0 million senior secured institutional term loan with a 2018 maturity and (iii) a $500.0 million senior secured revolving credit facility also maturing in 2018. A portion of the net proceeds from the senior secured notes and the senior secured institutional term loan were used to fully repay the outstanding borrowings under the PFA (the “PFA Refinancing”). The senior secured revolving credit facility provides up to $200.0 million in future incremental funding intended for general corporate purposes, including working capital requirements, and the balance of $300.0 million is provided for the issuance of letters of credit.

Capital Expenditures

During the three most recent fiscal years, the Company’s capital expenditures were $2.9 billion. We funded these capital expenditures with net proceeds of the debt and equity financings discussed above and contributions from the Quantum Pacific Group and operating cash flows. We expect the project cost for our drillships under construction, the Pacific Sharav, the Pacific Meltem and the Pacific Zonda, to be approximately $662.9 million, $627.8 million and $634.1 million, respectively, or $1.9 billion in total. The estimate of the project costs includes commissioning and testing and other costs related to the drillships, but excludes capitalized interest. As of December 31, 2013, there were approximately $1.4 billion of remaining project costs for the Pacific Sharav, the Pacific Meltem and the Pacific Zonda of which approximately $1.1 billion is remaining contractual commitments to SHI. We intend to finance the approximately $807.3 million in remaining project costs for the Pacific Sharav and the Pacific Meltem by borrowing funds under the SSCF. The estimated delivery of the Pacific Zonda occurs at nearly the same time as our 2015 Senior Unsecured Bonds come due, and as a result, we will need to secure additional financing. We expect to finance the $555.0 million in remaining project costs for the Pacific Zonda with a combination of our existing cash balances, future operating cash flows and additional financing. We have $200.0 million in available borrowings under our Revolving Credit Facility, which can also be used to fund project costs or repayment of our 2015 Senior Unsecured Bonds. For more information on our capital requirements, see Item 5, “Liquidity and Capital Resources.”

B. BUSINESS OVERVIEW

We are an international offshore drilling contractor committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification rigs. Our primary business is to contract our ultra-deepwater rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients. Led by a team of seasoned professionals with significant experience in the oil services and ultra-deepwater drilling sectors, we specialize in the technically demanding segments of the offshore drilling business.

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

Drilling Contracts for our Fleet

The current status of our contracted drillships is as follows:

•

The Pacific Bora entered service in Nigeria on August 26, 2011 under a three-year contract with a subsidiary of Chevron. A signed conditional commitment has been entered into to extend the current contract on the Pacific Bora for an additional two years through August 2016, subject only to approval from our client’s local partner.

•

The Pacific Scirocco entered service in Nigeria on December 31, 2011 under a one-year contract with a subsidiary of Total. In April 2012, Total exercised an initial one-year option, and in April 2013, Total exercised a subsequent one-year option extending the contract term to January 2015.

•	The Pacific Mistral entered service in Brazil on February 6, 2012 under a three-year contract with Petrobras.

•	The Pacific Santa Ana entered service in the U.S. Gulf of Mexico on May 4, 2012 under a five-year contract with a subsidiary of Chevron.

•	The Pacific Khamsin entered service in Nigeria on December 17, 2013 under a two-year contract with a subsidiary of Chevron.

•	Upon delivery, the Pacific Sharav is expected to enter service in the U.S. Gulf of Mexico in the third quarter of 2014 under a five-year contract with a subsidiary of Chevron.

Newbuild Drillships

The Pacific Sharav, the Pacific Meltem and the Pacific Zonda are all currently under construction at SHI, and are scheduled for delivery in the early part of the second quarter 2014, in the early part of the third quarter of 2014 and in the first quarter of 2015, respectively.

Offshore Drilling Industry

Because our drillships are highly mobile, our fleet will operate in a single, global market segment for the provision of contract drilling services to the deepwater and ultra-deepwater exploration and production industry. Deepwater and ultra-deepwater drillships typically compete in many of the same geographies as high-specification semi-submersible rigs. However, newer ultra-deepwater drillships like those in our fleet generally have greater load capacity and are more mobile than semi-submersible rigs, making them better suited for drilling in remote locations where re-supply is more difficult and for exploration programs that require frequent rig relocation. All of our drillships are self-propelled and dynamically positioned and have large carrying capacity. We believe the long-term prospects for deepwater drilling are positive given the expected growth in oil and gas consumption from developing nations, limited growth in crude oil supplies and high depletion rates of mature oil and gas fields. Recent exploration successes in deepwater basins, improving access to promising deepwater areas and new, more efficient technologies, are expected to be catalysts for the long-term exploration and development of deepwater fields. The location of our drillships and the allocation of resources to build or upgrade rigs will be determined by the activities and needs of our clients. Currently, our five completed drillships are operating in the deepwater regions of the U.S. Gulf of Mexico, Brazil and Nigeria, which are the three most active deepwater basins in the world.

As of December 31, 2013, the Pacific Bora, the Pacific Scirocco and the Pacific Khamsin were located offshore Nigeria, the Pacific Mistral was located offshore Brazil and the Pacific Santa Ana was located offshore the United States. The Pacific Sharav, the Pacific Meltem and the Pacific Zonda were located in South Korea, where they are under construction by SHI.

During the years ended December 31, 2013, 2012 and 2011, the percentage of revenues earned by geographic area, based on drilling location, is as follows:

	Years Ended December 31,
	2013	2012	2011
Nigeria	52.1%	63.6%	100%
Gulf of Mexico	26.1%	14.3%	—
Brazil	21.8%	22.1%	—

Our Business Strategies

Our principal business objective is to increase shareholder value through becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry. We expect to achieve this objective through the following strategies:

•

Establish position as the preferred ultra-deepwater drilling contractor with newly built high-specification units. High-specification drilling units are specifically designed to meet the requirements of our clients for drilling wells in deepwater basins and complex geological formations and for drilling wells with challenging profiles. In addition, we believe that our new drilling units have a competitive advantage over older units due to their improved safety and environmental protection features, greater efficiency and enhanced mobility. We believe that we can develop an enduring competitive advantage through the combination of high-quality assets, focus on deepwater operations, excellence in operational performance and a world-class management system.

•

Capitalize on increased exploration and development activity in offshore basins. As demand for hydrocarbons increases and mature producing basins naturally decline, we believe there will be an increasing emphasis on offshore exploration and development in deeper waters to exploit new and attractive prospects. Recent major discoveries in deepwater basins, together with technological advances that make offshore exploratory and development activities more economical, have increased potential development opportunities for advanced drilling services. We believe that the water-depth and advanced drilling capabilities of our ultra-deepwater drilling units will further our ability to secure long-term ultra-deepwater contracts in the future.

•

Develop strategic relationships with high-quality clients. We expect to derive a significant portion of our future revenue from contracts with major international and national oil companies and large well-capitalized independent exploration and production companies. These clients tend to take a long-term approach to the development of substantial hydrocarbon finds with multi-year development programs as well as multi-year capital expenditure commitments, which we believe will enhance the likelihood of our securing attractive long-term drilling contracts. In November 2012, we entered into an International Master Service Agreement (“IMA”) with Chevron. The IMA governs our relationship with Chevron for the Pacific Khamsin, contains provisions for future requirements and simplifies the process of entering into new drilling contracts, which increases the likelihood of securing future drilling contracts with Chevron.

Company Strengths

We have a number of strengths that we believe will help us to successfully execute our business strategies:

•

New and technologically advanced fleet. Our fleet is comprised of some of the newest and most technologically advanced drillships in the world. Each of our premium, high-specification drillships is designed to operate in water depths of up to 12,000 feet. Furthermore, our ultra-deepwater drillships are self-propelled, dynamically positioned and suitable for drilling in remote locations. Our high-specification drillships are expected to achieve faster drilling and shorter transportation times between locations relative to older units in the market.

•

Strong backlog with credit-worthy counterparties. We have and are continuing to develop a strong revenue backlog that currently consists of contracts for four of our drillships with a subsidiary of Chevron and contracts for two other drillships with subsidiaries of Total and Petrobras. As of February 19, 2014, our contract backlog on the Pacific Bora, the Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav under these contracts was approximately $3.1 billion. We believe these high-quality client commitments will provide us with a stable cash flow for the next several years.

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

•

Demonstrated ability to maintain relationships with blue chip clients. We have continued to maintain strong relationships with our clients, as demonstrated by the four separate drilling contracts we have entered into with subsidiaries of Chevron and the extensions by Total and Chevron. We believe that our ability to maintain relationships with blue chip clients and the long-term demand for deepwater drilling capacity in established and emerging basins will provide us with opportunities to contract our drillships under construction and maintain the utilization of our drillships in the future.

•

Experienced and international management team. Our management team has extensive industry experience operating in locations worldwide and in the offshore drilling industry. Prior to joining us, certain members of our senior management team have worked at Transocean Ltd., Schlumberger Limited, Noble Corporation, Ensco plc and Pride International Inc. In addition to the members of the management team, we have an experienced staff overseeing construction of the Pacific Sharav, the Pacific Meltem and the Pacific Zonda and highly trained personnel operating our five drillships that have commenced operations. We believe that our management team’s significant experience, technical expertise and strong client relationships, and the functional depth throughout our organization, enhance our ability to deliver superior service to our clients and effectively operate on a global basis.

Risk Factors

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategies. These risks relate to, among others, changes in the offshore contract drilling industry, including supply and demand, utilization rates, dayrates, client drilling programs and commodity prices; a downturn in the global economy; hazards inherent in our industry and operations resulting in liability for personal injury or loss of life, damage to or destruction of property and equipment, pollution or environmental damage; inability to comply with covenants in our debt agreements; inability to finance capital projects; and inability to successfully employ our drillships.

Readers should carefully consider the following risks, those other risks described in Item 3, “Risk Factors” and the other information in this annual report:

•

We have a limited asset base and currently rely on three client accounts. The loss of any client or significant downtime on any drillship could adversely affect our financial condition and results of operations.

•	We may not be able to secure future drilling contracts or extensions to existing drilling contracts on commercially favorable terms or at all.

•	The contract drilling industry is highly competitive. Compared to companies with greater resources, we may be at a competitive disadvantage.

•

The demand for our services depends on the level of activity in the offshore oil and natural gas industry, which is significantly affected by oil and natural gas prices and other factors beyond our control.

•	Our current backlog of contract drilling revenue may not be fully realized.

Clients

Offshore exploration and production is a capital intensive, high-risk industry. Operating and pursuing opportunities in deepwater basins significantly increases the amount of capital required to effectively conduct such operations. As a result, a significant number of the most active participants in this segment of the offshore exploration and production industry are either national oil companies, major oil and gas companies or well-capitalized large independent oil and gas companies. We expect that our future clients will be well capitalized companies, including state-owned national oil and gas companies, major integrated oil and gas companies and large independent E&P companies.

During the years ended December 31, 2013, 2012 and 2011, the percentage revenues earned from our clients was as follows:

	Years Ended December 31,
	2013	2012	2011
Chevron	55.6%	45.0%	100%
Total	22.6%	32.9%	—
Petrobras	21.8%	22.1%	—

Contract Backlog

Our contract backlog includes firm commitments only, which are represented by signed agreements. As of February 19, 2014, our contract backlog was approximately $3.1 billion and was attributable to revenues we expect to generate on the Pacific Bora, the Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav under drilling contracts with Chevron, Total and Petrobras. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also including mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contract.

The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors, including shipyard and maintenance projects, downtime and other factors. Our contracts customarily provide for termination at the election of the client with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig, our bankruptcy, sustained unacceptable performance by us or delivery of a rig beyond certain grace and/or liquidated damages periods, an early termination payment is not required to be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.

The firm commitments that comprise our $3.1 billion contract backlog as of February 19, 2014, are as follows:

Rig	Contracted Location	Client	Contract Backlog(a)	Contractual Dayrate		Average Contract Backlog Revenue Per Day(a)		Actual/Expected Contract Commencement	Expected Contract Duration
Pacific Bora	Nigeria	Chevron	$565,127,000	$474,700	(b)	$566,000	(b)	August 26, 2011	5 years
Pacific Scirocco	Nigeria	Total	$159,374,000	$494,950	(c)	$495,000	(c)	December 31, 2011	3 years and 8 days(c)
Pacific Mistral	Brazil	Petrobras	$179,385,000	$458,000		$511,000		February 6, 2012	3 years
Pacific Santa Ana	U.S. Gulf of Mexico	Chevron	$642,712,000	$489,530		$552,000		March 21, 2012	5 years and 38 days
Pacific Khamsin	Nigeria	Chevron	$489,486,000	$660,000		$750,000		December 17, 2013	2 years
Pacific Sharav	U.S. Gulf of Mexico	Chevron	$1,075,875,000	$555,000		$590,000		Third Quarter 2014	5 years

(a)	Rounded to the nearest $1,000. Based on signed drilling contracts.
(b)	A signed conditional commitment has been entered into to extend the current contract of the Pacific Bora for an additional two-year period at a dayrate of $615,000 following the expiration of the initial three-year term. The two-year extension remains subject to approval from our client’s local partner. Consequently, as of February 19, 2014, the initial contractual dayrate is $474,700 and average contract backlog revenue per day is approximately $566,000 through August 26, 2014. Subject to the aforementioned approval, on August 27, 2014 through the two-year additional contract period, the contractual dayrate will be $615,000 and average contract backlog revenue per day will be approximately $628,000.
(c)	The contract for the Pacific Scirocco provides for a further two-year option, which expires in April 2014, with a contractual dayrate of $498,990.

Drilling Contracts

We provide drilling services on a “dayrate” contract basis. We do not provide “turnkey” or other risk-based drilling services. Under dayrate contracts, the drilling contractor provides a drilling rig and rig crews and charges the client a fixed amount per day regardless of the number of days needed to drill the well. The client bears substantially all of the ancillary costs of constructing the well and supporting drilling operations, as well as the economic risk relative to the success of the well. In addition, dayrate contracts usually provide for a lump sum amount for mobilizing the rig to the well location and a reduced dayrate when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other conditions beyond the contractor’s control. A dayrate drilling contract generally covers either the drilling of a single well or group of wells or has a stated term. These contracts may generally be terminated by the client in the event the drilling unit is damaged, destroyed or lost or if drilling operations are suspended for an extended period of time as a result of a breakdown of equipment, “force majeure” events beyond the control of either party or upon the occurrence of other specified conditions. In addition, drilling contracts with certain clients may be cancelable, without cause, with little or no prior notice but are usually subject to early termination payments. In some instances, the dayrate contract term may be extended by the client exercising options for the drilling of additional wells or for an additional length of time at fixed or mutually agreed terms, including dayrates.

Our drilling contracts are the result of negotiations with our clients and have been awarded upon competitive bidding. Our existing drilling contracts contain, among others, the following commercial terms: (i) contract duration extending over a specific period of time; (ii) term extension options in favor of our client, generally upon advance notice to us, at mutually agreed, indexed or fixed rates; (iii) provisions permitting early termination of the contract if the drilling unit is lost or destroyed, if operations are suspended for an extended period of time due to breakdown of major rig equipment, unsatisfactory performance or “force majeure” events beyond our control and the control of the client; (iv) provisions allowing early termination of the contract by the client without cause with a specified early termination fee in the form of a reduced rate for a specified period of time; (v) provisions requiring us to reimburse the client for reasonable costs to obtain a replacement drilling unit in the event of termination for cause, subject to a cap which decreases with the duration of contract; (vi) payment of compensation to us (generally in U.S. dollars although some contracts require a portion of the compensation to be paid in local currency) on a “dayrate” basis (lower rates or no compensation generally apply during periods of equipment breakdown and repair or in the event operations are suspended or interrupted by other specified conditions, some of which may be beyond our control); (vii) payment by us of the operating expenses of the drilling unit, including crew labor and incidental rig supply costs; (viii) provisions allowing us to recover certain labor and other operating cost increases from our clients through dayrate adjustment or otherwise; (ix) provisions requiring us to provide a performance guarantee; and (x) indemnity provisions between us and our clients in respect of third party claims and risk allocations between us and our clients relating to damages, claims or losses to us, our clients or third parties. Our indemnification may not cover all damages, claims or losses to us or third parties, and the indemnifying party may not have sufficient resources to cover its indemnification obligations. See also Item 3, “Risk Factors—Risks Related to Our Business—Our clients may be unable or unwilling to indemnify us.”

Our drilling contracts provide for varying levels of indemnification from our clients and in most cases may require us to indemnify our clients. Under our drilling contracts, liability with respect to personnel and property is customarily assigned on a “knock-for-knock” basis, which means that we and our clients assume liability for our respective personnel and property. However, in certain drilling contracts we assume liability for damage to our client’s property and other third-party property on the rig resulting from services provided under the contract, subject to negotiated caps per occurrence, and in other contracts we are not indemnified by our clients for damage to their property and, accordingly, could be liable for any such damage under applicable law. In addition, our clients typically indemnify us for damage to our equipment down-hole, and in some cases our subsea equipment, generally based on replacement cost minus some level of depreciation.

Our clients typically assume responsibility for and indemnify us from any loss or liability resulting from pollution or contamination, including clean-up and removal and third-party damages, arising from operations under the contract and originating below the surface of the land or water, including as a result of blow-outs or cratering of the well. In some drilling contracts, however, we may have liability for damages resulting from such pollution or contamination caused by our gross negligence, or, in some cases, ordinary negligence. The indemnification provisions typically found in our drilling contracts is only a summary as of the date hereof and is general in nature. The terms of our drilling contracts may change in the future. In addition, the indemnification provisions of our drilling contracts may be subject to differing interpretations, and enforcement of those provisions may be limited by public policy and other considerations.

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

Drilling contracts are generally awarded on a competitive bid or negotiated basis. Pricing is often the primary factor in determining which qualified contractor is awarded a job; however, rig availability, capabilities, age and each contractor’s safety performance record and reputation for quality also can be key factors in the determination. Operators also may consider crew experience, technical and engineering support, rig location and efficiency, as well as long-term relationships with major international oil companies and national oil companies.

We believe that the market for drilling contracts will continue to be highly competitive for the foreseeable future. We believe that our fleet of newly constructed premium high-specification drillships provides us with a competitive advantage over competitors with older fleets, as high-specification drilling units are generally better suited to meet the requirements of clients for drilling in deepwater, complex geological formations with challenging well profiles. However, certain competitors may have greater financial resources than we do, which may enable them to better withstand periods of low utilization and compete more effectively on the basis of price.

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

Our insurance coverage includes deductibles that we must pay or absorb. Our hull and machinery deductible is $5 million, except as may be required by our drilling contracts. The insured amounts for the drillships are determined by management and reevaluated annually. The minimum insured values are determined by the requirements of our financing agreements and at the discretion of management. As of February 19, 2014, the combined insured values of the Pacific Bora, the Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana and the Pacific Khamsin was approximately $3.5 billion. We also maintain loss of hire insurance which carries a 45-day waiting period and an annual aggregate limit of 180 days. We also maintain protection and indemnity (P&I) coverage for an aggregate amount of $500.0 million with the Gard P&I Club for our drillships operating outside the U.S. Gulf of Mexico. The deductible for P&I-related claims are $10,000 and $250,000 per event for claims brought before foreign and U.S. jurisdictions, respectively. For the Pacific Santa Ana operating in the U.S. Gulf of Mexico, we have procured a primary maritime employers liability and general liability program. We schedule our marine liabilities (other than the P&I and the general liability with the Gard P&I Club) to an excess liability program for a limit of $650.0 million for the Pacific Santa Ana. In addition, we have procured insurance coverage for onshore general liability, employer’s liability, auto liability and non-owned aircraft liability, with customary deductibles and coverage. These policies renew annually and are scheduled to our excess liability program.

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

Environmental and Other Regulatory Issues

Our operations are subject to stringent and comprehensive federal, state, local and foreign or international laws and regulations including those governing the discharge of oil and other contaminants into the environment or otherwise relating to environmental protection.

United States

Applicable laws in the United States with which we must comply include the OPA, OCSLA, CERCLA, Federal Water Pollution Control Act (commonly referred to as the Clean Water Act, “CWA”) and MARPOL, as each has been amended from time to time. Numerous governmental agencies, which in the United States include, among others, the DOI, BOEM, BSEE, U.S. Coast Guard and U.S. Environmental Protection Agency (“EPA”), issue regulations to implement and enforce environmental laws, which often require difficult and costly compliance measures that carry substantial administrative, civil and criminal penalties or may result in injunctive relief for failure to comply. Moreover, it is possible that changes in these environmental laws and regulations or any enforcement policies that impose additional or more restrictive requirements or claims for damages to persons, property, natural resources or the environment could result in substantial costs and liabilities to us. We believe that we are in substantial compliance with currently applicable environmental laws and regulations.

The OPA and regulations promulgated pursuant thereto impose a variety of regulations on “responsible parties” related to the prevention and/or reporting of oil spills and liability for damages resulting from such spills in waters of the United States. Under OPA, the “responsible party” includes the owner or operator of an onshore facility, pipeline or vessel or the lessee or permittee of the area in which an offshore facility is located. OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. Under OPA, “tank vessels” of over 3,000 gross tons that carry oil or other hazardous materials in bulk as cargo are subject to liability limits of (i) for a single-hulled vessel, the greater of $3,200 per gross ton or $23.5 million or (ii) for a tank vessel other than a single-hulled vessel, the greater of $2,000 per gross ton or $17.1 million. “Tank vessels” of 3,000 gross tons or less are subject to liability limits of (i) for a single-hulled vessel, the greater of $3,200 per gross ton or $6.4 million or (ii) for a tank vessel other than a single-hulled vessel, the greater of $2,000 per gross ton or $4.3 million. For any vessels, other than “tank vessels,” that are subject to OPA, the liability limits are the greater of $1,000 per gross ton or $854,400. A party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, the liability limits likewise do not apply and certain defenses may not be available. Moreover, OPA imposes on responsible parties the need for proof of financial responsibility to cover at least some costs in a potential spill. The OPA also imposes ongoing requirements on a responsible party, including preparedness and prevention of oil spills and preparation of an oil spill response plan.

The OCSLA authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the Outer Continental Shelf, some of whom are our clients. Included among these are regulations that require the preparation of spill contingency plans and establish air quality standards for certain pollutants, including particulate matter, volatile organic compounds, sulfur dioxide, carbon monoxide and nitrogen oxides. Specific design and operational standards may apply to Outer Continental Shelf vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations related to the environment issued pursuant to the OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and canceling leases, including those of our offshore clients, which developments could have a material adverse effect on the demand for our services.

The CWA and analogous state laws prohibit the discharge of oil, hazardous substances, or other pollutants into water of the United States and analogous state waters without a permit and impose strict liability in the form of penalties for unauthorized discharges. Our drilling operations may require authorization and be subject to corresponding restrictions to discharge wastewater, drilling fluids, and other substances into the U.S. Gulf of Mexico under the National Pollutant Discharge Elimination System (“NPDES”) permit program. NPDES authorization requires advance notification to governmental authorities, monitoring and recordkeeping practices, and may restrict practices other than discharges to water. For example, NPDES authorization available to many oil and gas exploration facilities in the U.S. Gulf of Mexico under NPDES General Permit GMG290000 also includes requirements applicable to cooling water intake structures. Offshore facilities must also implement plans addressing spill prevention control and countermeasures. In addition, the CWA regulates discharges incidental to the normal operation of vessels in U.S. waters, including discharges of ballast water. Operators of regulated vessels are required to obtain “Vessel General Permits” from the EPA, which permit was reissued by the agency on March 28, 2013 and took effect on December 19, 2013 for a period of five years. The Vessel General Permit imposes requirements including effluent limits, specific corrective actions, inspections and monitoring, recordkeeping and reporting on certain commercial vessels of a specified length that operate as a means of transportation upon the waters of the United States but not extending beyond the limit of the territorial seas of the United States. We believe that our vessels are in substantial compliance with applicable Vessel General Permit requirements.

The CERCLA, also known as the “Superfund” law, and analogous state law impose liability without regard to fault or the legality of the original conduct on certain classes of persons that are considered to have contributed to the release of a “hazardous substance” into the environment. These persons include the current or past owners or operators of a site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at a particular site. Under CERCLA, such responsible parties may be subject to joint and several liabilities for the cost of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. It is not uncommon for third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We generate and handle wastes and other substances in the ordinary course of our operations that may be classified as hazardous substances.

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

The United States is one of approximately 170 member countries to the International Maritime Organization (“IMO”), a specialized agency of the United Nations that is responsible for developing measures to improve the safety and security of international shipping and to prevent marine pollution from ships. Among the various international conventions negotiated by the IMO is MARPOL. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex VI to MARPOL sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI also imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and certification requirements. Annex VI came into force in the United States on January 8, 2009. Moreover, on July 1, 2010, amendments to Annex VI to the MARPOL Convention took effect requiring the imposition of progressively stricter limitations on sulfur emissions from ships. As a result, limitations imposed on sulfur emissions will require that marine fuels of vessels in covered Emission Control Areas (“ECAs”) contain no more than 1% sulfur. In August 2012, the North American ECA became enforceable. The North American ECA includes areas subject to the exclusive sovereignty of the United States and extends up to 200 nautical miles from the coasts of the United States, which area includes parts of the U.S. Gulf of Mexico. Consequently, beginning on January 1, 2012, limits on marine fuel used to power ships in non-ECA areas were capped at 3.5% sulfur and, on August 1, 2012, when the North American ECA became effective, the sulfur limit in marine fuel was capped at 1%, which is the capped amount for all other ECA areas effective January 1, 2012. These capped amounts will then decrease progressively until they reach 0.5% by January 1, 2020 for non-ECA areas and 0.1% by January 1, 2015 for ECA areas, including the North American ECA. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. In addition, MARPOL Annex VI, Chapter 4, introduced two mandatory mechanisms, effective January 1, 2013, intended to ensure an energy efficiency standard for ships, which are the Energy Efficiency Design Index (EEDI) for new ships and the

Ship Energy Efficiency Management Plan (SEEMP) for all ships. We do not anticipate that continued compliance with MARPOL or Annex VI to MARPOL will have a material adverse effect on our results of operations or financial position.

Due to concern over the risk of climate change, there has been a broad range of proposed or promulgated national, state and foreign or international laws or regulatory initiatives focusing on greenhouse gas (GHG) reduction. Regulatory frameworks adopted, or being considered for adoption, to reduce GHG emissions include cap and trade regimes, carbon taxes, restrictive permitting, increased efficiency standards, and incentives or mandates for renewable energy. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions in the United State would impact our business, any such future laws and regulations that require reporting of GHGs or otherwise limit emissions of GHGs from oil and gas exploration and production operators, some of whom are our clients, could require such operators to incur increased costs, lengthen project implementation times, and adversely affect demand for the oil and natural gas that they produce, which could decrease demand for our services. Furthermore, one of the asserted long-term physical effects of climate change may be an increase in the severity and frequency of adverse weather conditions, such as hurricanes, which may damage our drillship and other facilities, increase our insurance costs or risk retention, limit insurance availability or reduce the areas in which, or the number of days during which, our clients would contract for our vessels in general and in the U.S. Gulf of Mexico in particular. We are currently unable to predict the manner or extent of any such effect.

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

We, as an independent drilling contractor, are subject to Petroleum (Drilling and Production) Amendment Regulations 1988 (the “Regulations”) which require us to be accredited with the Department of Petroleum Resources (the “DPR”). The Guidelines and Application Form for Oil & Gas Industry Service Permit issued by the DPR (the “DPR Guidelines”) require that we are accredited and issued with a permit by the DPR (the “DPR Permit”) in order to carry out the services in the industry. We have received and must annually renew the DPR permit in accordance with the DPR Guidelines. In addition to the DPR permit, under the Local Content Act (as defined below), we are required to be registered with the Joint Qualification System (“JQS”). The Nigerian Petroleum Exchange (“NIPEX”) administers the JQS. NIPEX is required to pre-qualify companies and categorize them into its database as a prerequisite for any company intending to offer services in the industry and forms the basis for an invitation to tender for contracts. Under the Regulations we are also required to obtain a valid license prior to operating a drilling rig (a “Drilling Rig Permit”). A Drilling Rig Permit is granted by the Minister of Petroleum Resources (“Minister”) or any other public officer in the Ministry authorized by the Minister in writing in that regard.

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

Brazil

Brazilian oil and gas business is subject to extensive regulations by several governmental agencies, including the National Agency for Oil and Gas (“ANP”), the Brazilian Navy and the Brazilian Authority for Environmental Affairs and Renewable Resources (“IBAMA”). Onshore environmental, health and safety conditions applicable to our onshore base are controlled by state rather than by federal authorities. Failure to comply may subject us to administrative, criminal and civil liability, with strict liability in administrative and civil cases.

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

The oil and gas companies must present to the ANP the Documentation of Operational Safety (“DSO”) for all drilling facilities not later than ninety days prior to the expected date of commencement of operations. The DSO approval from the ANP is required prior to commencement of operations. Any violations of the ANP regulations are subject to the penalties described in ANP Regulation No. 234/03, namely: (i) warning; (ii) fine; (iii) temporary suspension of exploration and production activities; (iv) temporary suspension of the right to take part in ANP bids; (v) interdiction; (vi) seizure; and (vii) termination of the concession contract, as the case may be. Violations of safety regulations subject oil and gas companies to fines prescribed by Law No. 9,847/99 ranging between 5,000 Brazillian Reais (“R$”) to R$5,000,000. In the event of risk to equipment and facilities as well as to the environment and to human life, operations may be suspended for a period ranging from one to 180 months. The termination of the concession contract may take place in the event the situation is not rectified within the deadline set out by the ANP. In such circumstances, the oil and gas company is prevented from taking part in ANP bids for up to five years, as set forth in ANP Regulation No. 243/03.

Law No. 9,605/98 is the main Brazilian legislation providing for criminal and administrative liabilities for environmental damage. We, as well as our officers, directors and employees may be subject to criminal liability and penalties which include but are not limited to imprisonment, fines of up to R$50,000,000, suspension of activities, prohibition to enter into any agreement with the Brazilian government (including Petrobras) or to receive any public subsidies or incentives for up to ten years. The administrative penalties contemplated by Law No. 9,605/95 also include seizure of assets, suspension of activities, revocation of licenses, prohibition to enter into any agreement with the Government (including Petrobras) for up to three years and cancellation or suspension of financing arrangements with state-owned banking institutions.

Our Brazilian operations are exposed to administrative and criminal sanctions, including warnings, fines and closure orders for non-compliance with the environmental regulations. Authorities such as IBAMA and ANP routinely inspect our facilities, and may impose fines, restrictions on operations, or other sanctions as provided in the applicable legislation.

Other Jurisdictions

Our operations outside the United States, Nigeria and Brazil are also subject to various foreign laws, regulations or other enforceable requirements including legal requirements relating to the importation of and operation of drilling rigs and equipment, currency conversions and repatriation, oil and natural gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling rigs and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain foreign jurisdictions. While we believe that we are in substantial compliance with the current environmental laws and regulations, there is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations or other governmental regulatory initiatives can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material. Moreover, governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and natural gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

C. ORGANIZATIONAL STRUCTURE

For a full listing of our subsidiaries, see Exhibit 8.1. All subsidiaries are, indirectly or directly, wholly-owned by us, other than PIDWAL. See “Joint Venture, Agency and Sponsorship Relationships” below.

As of February 19, 2014, Quantum Pacific Group owned 150.0 million shares, or approximately 69.1% of our total outstanding common shares. The common shares owned by the Quantum Pacific Group are held by Quantum Pacific (Gibraltar) Limited, a wholly-owned subsidiary of Quantum Pacific International Limited, the indirect ultimate owner of which is a trust in which Idan Ofer and certain members of his family are the primary beneficiaries.

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

We currently are party to a Nigerian joint venture, PIDWAL, which is fully controlled and 90% owned by us with 10% owned by Derotech, a privately-held Nigerian registered limited liability company. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Derotech is also performing marketing services for PIDWAL and an affiliate of Derotech acts as one of PIDWAL’s logistics agents. Subject to the terms of our shareholder’s agreement with Derotech, Derotech will have the right to purchase up to a 50% ownership interest in PIDWAL at a fair market value price and subject to additional mutually agreed upon terms. In August 2012, we transferred 10% of the ownership of Pacific Scirocco Ltd. to PIDWAL as an initial step towards satisfying our prior commitment to the Nigerian Content Development and Monitoring Board. In September 2013, we transferred an additional 10% of the ownership of Pacific Scirocco Ltd. to PIDWAL.

In addition, we have retained a marketing agent in Brazil and have agreements with agents in Brazil pursuant to which the agents, among other activities, process visas, customs clearance of routine shipments of equipment, materials and supplies and process temporary importation permits, extensions and renewals.

D. PROPERTY, PLANT AND EQUIPMENT

Our Fleet

Our fleet consists of some of the newest and most technologically advanced drillships in the world, enabling us to offer ultra-deepwater drilling services to clients worldwide. Our fleet will, on the basis of our current contracts, consist of eight sixth and seventh generation ultra-deepwater drillships constructed based on a proven design from SHI using well-established advanced drilling systems from National Oilwell Varco (“NOV”).

The following table sets forth certain information regarding our fleet as of February 19, 2014:

Rig	Date Delivered/ Expected Delivery	Water Depth Capacity (in feet)	Drilling Depth Capacity (in feet)	Status
Pacific Bora(a)(d)	October 2010	10,000	37,500	Operating
Pacific Scirocco(b)	April 2011	12,000	40,000	Operating
Pacific Mistral(a)	June 2011	12,000	37,500	Operating
Pacific Santa Ana(b)(c)	December 2011	12,000	40,000	Operating
Pacific Khamsin(b)(c)	August 2013	12,000	40,000	Operating
Pacific Sharav(b)(c)	Early Second Quarter 2014	12,000	40,000	Under construction
Pacific Meltem(b)(c)	Early Third Quarter 2014	12,000	40,000	Under construction
Pacific Zonda(b)(c)	First Quarter 2015	12,000	40,000	Under construction

(a)	These drillships have an off-line stand building system, which permits sections (stands) of the drill string and casing to be assembled and racked for future use while drilling operations are in progress on the main well center without interruption or delay.
(b)	These drillships have, or upon completion will have, dual load path capability, which allows two drilling stations under a single derrick to simultaneously conduct lifting operations.
(c)	These drillships have, or can be upgraded to have, dual gradient drilling capabilities. Dual gradient drilling is a technology that allows two different pressure gradients to be maintained in the well (one in the drilling riser and one in the well below the mudline) by a process of replacing mud from the drilling riser with a seawater-density fluid.
(d)	Maximum water depth could be extended to up to 12,000 feet with drillship modifications.

Five of our drillships have, or upon completion will have, dual gradient drilling capabilities. Dual gradient drilling is a technology that allows two different pressure gradients to be maintained in the well (one in the drilling riser and one in the well below the mudline) by a process of replacing mud from the drilling riser with a seawater-density fluid. Pursuant to our drilling contract with Chevron for the use of the Pacific Santa Ana, we have been granted a non-exclusive, world-wide, royalty-free license to use the technical information, data, and knowledge made available by Chevron for not only the Pacific Santa Ana but also for our non-dual gradient drilling operations on all of our other drilling units. Our license permits us to use this information, data and knowledge in any manner (presumably including dual gradient drilling operations) on any of our drilling units, subject to certain and customary conditions. Although dual gradient drilling technology was technically proven ten years ago, the Pacific Santa Ana is the first rig to deploy this technology for commercial application and the dual gradient drilling concepts that are being deployed by the Pacific Santa Ana are disclosed in patents assigned to Chevron. We believe that many operators may become interested in deploying dual gradient drilling technology for deepwater wells because it enables better well control, reduces the required number of casing strings, and allows for larger wellbore at total depth and larger production liner. These technical benefits may result in savings in cost and time per well and higher flow rates, enabling the operator to drill wells that would have been considered uneconomic or “undrillable” and book reserves that would have not been otherwise booked. However, there is no certainty that we will achieve these expected benefits from our dual gradient drilling capabilities. See Item 3, “Risk Factors— Risks Related to Our Business—Dual gradient drilling techniques may not result in the currently expected benefits and, as a result, demand may not develop for these capabilities.”

In March 2011, we entered into two contracts with SHI for the construction of the Pacific Khamsin and the Pacific Sharav. The Pacific Khamsin was delivered to us in the third quarter of 2013 and the Pacific Sharav is expected to be delivered to us at the shipyard in the early part of the second quarter of 2014. On March 16, 2012 and January 25, 2013, we entered into additional contracts for the construction of the Pacific Meltem and the Pacific Zonda, which are expected to be delivered to us at the shipyard in the early part of the third quarter of 2014 and the first quarter of 2015, respectively. The SHI contracts for the Pacific Sharav, the Pacific Meltem and the Pacific Zonda provide for an aggregate purchase price of approximately $1.5 billion for the acquisition of these three vessels, payable in installments during the construction process, of which we have made payments of approximately $429.2 million through December 31, 2013. With respect to our three undelivered vessels, we anticipate making payments of approximately $756.3 million in 2014 and approximately $336.4 million in 2015.

We expect the project cost for the Pacific Sharav, the Pacific Meltem and the Pacific Zonda to be approximately $662.9 million, $627.8 million and $634.1 million, respectively, or $1.9 billion in total. The estimate of the project costs includes commissioning and testing and other costs related to the drillships, but excludes capitalized interest. As of December 31, 2013, there were approximately $1.4 billion of remaining project costs for the Pacific Sharav, the Pacific Meltem and the Pacific Zonda of which approximately $1.1 billion is remaining contractual commitments to SHI. We intend to finance the approximately $807.3 million in remaining project costs for the Pacific Sharav and the Pacific Meltem by borrowing funds under the SSCF. We expect to finance the $555.0 million in remaining project costs for the Pacific Zonda with a combination of our existing cash balances, future operating cash flows and additional financing. We have $200.0 million in available borrowings under our Revolving Credit Facility, which can also be used to fund project costs. See Item 3, “Risk Factors—Risks Related to Our Business—Our substantial indebtedness could adversely affect our financial condition and business prospects” and Item 3, “Risk Factors—Risks Related to Our Business—Our 2020 Senior Secured Notes, our Senior Secured Term Loan B, our Revolving Credit Facility, our 2015 Senior Unsecured Bonds, our 2017 Senior Secured Notes and the Senior Secured Credit Facility Agreement impose significant operating and financial restrictions on certain of our subsidiaries, which may prevent us from capitalizing on business opportunities and taking some actions.”

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

The indebtedness under our 2020 Senior Secured Notes, the Senior Secured Term Loan B, the Revolving Credit Facility and certain future obligations are collateralized by a first preferred mortgage over the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana. The indebtedness under our 2017 Senior Secured Notes is secured by a first-priority security interest (subject to exceptions) in the Pacific Khamsin. The indebtedness under our Senior Secured Credit Facility Agreement will, upon delivery, be secured by a first-priority security interest (subject to exceptions) in the Pacific Sharav and the Pacific Meltem. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” and Note 4 to the Company’s Consolidated Financial Statements in this annual report for a more detailed description of the terms of our debt financings. Additionally, the utilization of our drillships may be impacted by a number of environmental and regulatory issues. See Item 4, “Business Overview—Environmental and Other Regulatory Issues.”

Properties

We maintain our principal executive office and our registered office in Luxembourg and our operational headquarters in Houston, Texas. We also provide technical, operational and administrative support from our offices in Singapore, Brazil and Nigeria.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

There are no written comments provided by the staff of the SEC regarding our periodic reports that remain unresolved as of the date of the filing of this Form 20-F with the SEC.

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

A. OPERATING RESULTS

Overview

We are an international offshore drilling contractor committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification rigs. Following completion of construction, our fully-deployed fleet will consist of eight newly constructed sixth and seventh generation ultra-deepwater drillships, representing one of the most contemporary and technologically advanced fleets in the world. As of February 19, 2014, we were operating five drillships and had three drillships under construction at SHI, one of which is under client contract.

Our primary business is to contract our ultra-deepwater drilling rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients. In conducting our business activities, we believe that we have a responsibility to our employees, partners and the communities in which we work to maintain a commitment to health, safety, environment, security and quality.

Safety Performance

One of our primary objectives is the safety of our employees and contractors. We run comprehensive training programs to ensure that our employees are well-versed on all of the our policies and processes and prepared to act when necessary. Our team supervises all of our safety training and operational processes to ensure that we are operating in line with industry best practice.

All personnel working for us, or on our behalf, are empowered to stop work (provided it is safe to do so) that causes any concern related to health, safety and security or environmental pollution. Our employees and contractors are expected to stop any activity under this obligation, including those performed by other employees, client representatives, contractors or management. There are no repercussions for any individual that stops work with genuine concern for risk, irrespective of the final outcome.

During 2013, we continued our focus on safety performance, achieved safety results in excess of industry standards and accomplished several milestone events as follows:

•

We accomplished a Lost Time Injury Frequency (“LTIF”) of zero. LTIF is defined by the International Association of Drilling Contractors (“IADC”) as the number of lost time injuries (“LTI”), fatalities plus lost work day cases, per 1,000,000 work hours.

•

The Pacific Bora achieved three years without an LTI and one year without a recordable incident. Total Recordable Incidents (“TRIs”) is defined by the IADC as the sum of fatalities, lost work case days, restricted work day cases and medical treatment cases.

•	The Pacific Scirocco and the Pacific Mistral achieved two years without an LTI.

•	The Pacific Santa Ana achieved one year without an LTI and one year without a recordable incident.

Factors Affecting Comparability of Historical Financial Results of Operations to Future Financial Results of Operations

We have a limited operating history. Our historical results of operations reflect the limited period of operations from our fleet of the five drillships placed into service to date. In addition, our results for the year ended December 31, 2011 reflect three months of operations from our disposed investment in TPDI. Our future results of operations may not be comparable to the historical results of operations for the periods presented, primarily for the reasons described below:

•

We did not begin to recognize operating revenue or incur any material operating expenses until the Pacific Bora commenced drilling operations on August 26, 2011. With the commencement of the Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana and the Pacific Khamsin drilling operations on December 31, 2011, February 6, 2012, May 4, 2012 and December 17, 2013, respectively, we have seen a substantial increase in our revenues, operating expenses and operating income during the years ended December 31, 2013 and 2012 as compared to prior years. We expect these increases to continue as we complete construction of the Pacific Sharav, the Pacific Meltem and the Pacific Zonda and place these drillships into service.

•

We do not recognize interest expense in our statement of operations until all the activities necessary to prepare the qualifying asset for its intended use are complete. There has been and we expect to continue to see a substantial increase in interest expenses in our results of operations as a result of completing our drillships under construction and placing them into service.

•

On March 30, 2011, we completed the TPDI Transfer in which we transferred our interest in TPDI to a subsidiary of the Quantum Pacific Group in connection with the Restructuring. As a result, our results of operations do not include the equity investment in TPDI after March 30, 2011.

Factors Affecting our Results of Operations

The primary factors that have affected our historical operating results and are expected to impact our future operating results include:

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

Amortization of deferred revenue is recorded on a straight-line basis over the primary drilling contract term, which is consistent with the general pace of activity, level of services being provided and dayrates being earned over the life of the contract. Reimbursements received for capital expenditures are deferred and recognized over the primary contract term of the drilling project. The actual cost incurred for capital expenditure is depreciated over the estimated useful life of the asset. We may also receive fees upon completion of a drilling contract that are conditional based on the occurrence of an event, such as demobilization of a rig. These conditional fees and related expenses are reported in income upon completion of the drilling contract. If receipt of such fees is not conditional, they are recognized as revenue over the primary term of the drilling contract.

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

Interest expenses primarily depend on our overall level of indebtedness and interest rates. Interest is capitalized based on the costs of new borrowings attributable to qualifying new construction or at the weighted-average cost of debt outstanding during the period of construction. We capitalize interest costs for qualifying new construction from the point borrowing costs are incurred for the qualifying new construction and cease when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete, which is typically the date of contract commencement.

Our tax expenses reflect current and deferred tax expenses. In general, our income tax expenses result primarily from the taxable income on our drillship operations.

Results of Operations

Year ended December 31, 2013 compared to Year ended December 31, 2012

The following table provides an analysis of our consolidated results of operations for the years ended December 31, 2013 and 2012:

	Years Ended December 31,
	2013	2012	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$745,574	$638,050	$107,524	17%
Costs and expenses
Contract drilling	(337,277)	(331,495)	(5,782)	2%
General and administrative expenses.	(48,614)	(45,386)	(3,228)	7%
Depreciation expense	(149,465)	(127,698)	(21,767)	17%

	(535,356)	(504,579)	(30,777)	6%
Loss of hire insurance recovery	—	23,671	(23,671)	(100)%

Operating income	210,218	157,142	53,076	34%
Other income (expense)
Costs on interest rate swap termination	(38,184)	—	(38,184)	100%
Interest expense, other	(94,027)	(104,685)	10,658	(10)%
Total interest expense	(132,211)	(104,685)	(27,526)	26%
Costs on extinguishment of debt.	(28,428)	—	(28,428)	100%
Other income (expense)	(1,554)	3,245	(4,799)	(148)%

Income before income taxes	48,025	55,702	(7,677)	(14)%
Income tax expense.	(22,523)	(21,713)	(810)	4%

Net income	$25,502	$33,989	$(8,487)	(25)%

Revenues. Revenues were $745.6 million for the year ended December 31, 2013, compared to $638.1 million for the year ended December 31, 2012. The revenue for the year ended December 31, 2012 reflected a full year of operations from only the Pacific Bora and the Pacific Scirocco and a partial period of operations from the Pacific Mistral and the Pacific Santa Ana, which commenced operations on February 6, 2012 and May 4, 2012, respectively. The increase in revenues during the year ended December 31, 2013 resulted primarily from improvements in operating efficiency of the fleet, the inclusion of a full year of operations from the Pacific Mistral and the Pacific Santa Ana and the Pacific Khamsin commencing to earn revenues on December 17, 2013. The increase in revenue was also partially offset by a decrease in amortization of deferred revenue.

During the year ended December 31, 2013, our operating fleet of drillships achieved an average revenue efficiency of 93.5% compared to 88.0% during the year ended December 31, 2012.

The improvement in revenue efficiency was a result of lower downtime in the year ended December 31, 2013 as compared to the year ended December 31, 2012. During the year ended December 31, 2012, all of our drillships were in their shakedown period, which typically has lower operational uptime.

During the year ended December 31, 2013, revenue efficiency was negatively impacted by planned unpaid blowout preventer (“BOP”) maintenance on the Pacific Bora and the Pacific Scirocco and approximately 20 days of non-compensated time for the completion of contractually required BOP upgrades on the Pacific Mistral. These items resulted in approximately 2.3% of fleet revenue efficiency loss in the year ended December 31, 2013.

Contract drilling revenue for the years ended December 31, 2013 and 2012 also included amortization of deferred revenue of $72.5 million and $95.8 million and reimbursable revenues of $20.8 million and $7.2 million, respectively. The decrease in the amortization of deferred revenue was primarily due to the expiration of the initial one-year primary term of the Pacific Scirocco on January 7, 2013, as the drillship reached the end of the amortization period for the mobilization, contract preparation and asset upgrade deferred revenue. Reimbursable revenues represent the gross amount earned related to costs for the purchase of supplies, equipment, personnel services and other services provided at the request of our clients that are beyond the initial scope of the drilling contract. The increase in reimbursable revenues was the result of corresponding increases in reimbursable costs incurred.

Contract drilling costs. Contract drilling costs were $337.3 million for the year ended December 31, 2013, compared to $331.5 million for the year ended December 31, 2012. The increase in contract drilling costs was primarily due to a full year of operations from the Pacific Mistral and the Pacific Santa Ana in the year ended December 31, 2013 and the Pacific Khamsin commencing operations on December 17, 2013 as opposed to the year ended December 31, 2012 with only a full year of operations from the Pacific Bora and the Pacific Scirocco and a partial period of operations from the Pacific Mistral and the Pacific Santa Ana; however, the increase in contract drilling costs during the year ended December 31, 2013 was largely offset by lower equipment and maintenance costs as compared to the year ended December 31, 2012, which included rig startup costs for the fleet.

During the years ended December 31, 2013 and 2012, direct rig related operating expenses were approximately $272.4 million and $238.6 million, respectively, which included reimbursable costs of $20.8 million and $6.2 million, respectively. These reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between periods. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins. During the years ended December 31, 2013 and 2012, contract drilling costs also included approximately $25.4 million and $22.2 million of shore-based and other support costs, respectively. Excluding the impacts of reimbursable costs, direct rig related operating expenses and shore-based and other support costs per operating rig per day were as follows:

	Years Ended December 31,
	2013	2012
	(in thousands, amounts per operating rig per day)
Direct rig related operating expenses, net	$170.6	$178.3
Shore-based and other support costs	17.2	17.0

Total	$187.8	$195.3

The decrease in direct rig related operating expenses per operating rig per day excluding reimbursable costs during the year ended December 31, 2013 was attributable to lower equipment and maintenance costs as compared to the year ended December 31, 2012, which included rig startup costs for the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana.

Contract drilling costs for the years ended December 31, 2013 and 2012 additionally included $39.5 million and $70.7 million in amortization of deferred mobilization costs, respectively. The decrease in the amortization of deferred mobilization costs in the year ended December 31, 2013 as compared to the year ended December 31, 2012 was primarily due to the expiration of the initial one-year primary term of the Pacific Scirocco on January 7, 2013, the period over which the deferred mobilization costs are fully amortized.

General and administrative expenses. General and administrative expenses were $48.6 million for the year ended December 31, 2013, compared to $45.4 million for the year ended December 31, 2012. The increase in general and administrative expenses related to planned employee headcount additions required to support our expanding fleet. The increase in the year ended December 31, 2013 was partially offset by $2.1 million in legal fees incurred during the year ended December 31, 2012 to make amendments to the PFA in order to facilitate improvements in our corporate structure.

Depreciation expense. Depreciation expense was $149.5 million for the year ended December 31, 2013, compared to $127.7 million for the year ended December 31, 2012. The increase in depreciation expense was primarily due to a full year of operations in 2013 from the Pacific Mistral and the Pacific Santa Ana along with the commencement of depreciation on the Pacific Khamsin on December 17, 2013.

Loss of hire insurance recovery. During the year ended December 31, 2013, we had no income from loss of hire insurance recovery as compared to $23.7 million in income from loss of hire insurance during the year ended December 31, 2012. As part of our hull and machinery policy, we maintain loss of hire insurance which carries a 45-day waiting period and an annual aggregate limit of 180 days. In the third quarter of 2011, the Pacific Scirocco underwent repairs and upgrades to ensure engine reliability, which was a covered event under our loss of hire policy.

Interest expense. During the years ended December 31, 2013 and 2012, total interest expense was approximately $132.2 million and $104.7 million, which consisted of costs of interest rate swap termination of $38.2 million and $0 and other interest expense of $94.0 million and $104.7 million, respectively. The costs of interest rate swap termination of $38.2 million were due to the PFA Refinancing. During 2010 and 2011, we entered into four separate interest rate swaps to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the PFA. In connection with the PFA Refinancing, on May 28, 2013, we terminated the PFA Interest Rate Swaps and their related liabilities. As a result, we reclassified $38.2 million of losses on the hedge designated portion of the PFA Interest Rate Swaps previously recognized in accumulated other comprehensive income to interest expense.

The following table summarizes other interest expense as follows:

	Years Ended December 31,
	2013	2012
	(in thousands)
Interest	$(161,443)	$(114,054)
Realized losses on interest rate swaps	(11,105)	(23,874)
Capitalized interest	78,521	33,243

Interest expense, other	$(94,027)	$(104,685)

The increase in interest during the year ended December 31, 2013 as compared to the year ended December 31, 2012 resulted primarily from borrowings under the 2017 Senior Secured Notes and commitment fees under the Senior Secured Credit Facility entered into in November 2012 and February 2013, respectively. Prior to the termination of the PFA Interest Rate Swaps, we were required to make quarterly settlements on the interest rate swaps that resulted in the higher losses incurred during the year ended December 31, 2012. During the year ended December 31, 2013, realized losses on the PFA Interest Rate Swaps were included in other interest expense through their termination on May 28, 2013 (the “PFA Interest Rate Swap Termination”). The increase in capitalized interest during the year ended December 31, 2013 as compared to the year ended December 31, 2012 resulted primarily from increases attributable to our drillships under construction.

Costs of debt extinguishment. We incurred debt extinguishment costs of $28.4 million during the year ended December 31, 2013. The costs of debt extinguishment were primarily due to the write-off of $27.6 million in unamortized deferred financing costs and prepayment penalties incurred as a result of the PFA Refinancing.

Other income (expense). Other expense was approximately $1.6 million for the year ended December 31, 2013, compared to $3.2 million in other income for the year ended December 31, 2012. During the years ended December 31, 2013 and 2012, total foreign exchange gains and (losses) were $(2.1) million and $2.4 million, respectively. The decrease in other income primarily related to currency exchange fluctuations and a decrease in management income. Other income included management income from day-to-day oversight and management services with respect to the Quantum Pacific Group’s equity interest in TPDI for a fee of $4,000 per drillship per day, or $8,000 per day. During the year ended December 31, 2012, management fee income of $1.2 million was recorded in other income. As a result of Quantum Pacific Group’s divestiture of their equity position in TPDI, the management agreement was terminated on May 31, 2012.

Income taxes. Income tax expense was approximately $22.5 million for the year ended December 31, 2013, compared to $21.7 million for the year ended December 31, 2012. The increase in income tax expense was primarily due to the commencement of operations of the Pacific Khamsin on December 17, 2013 and a full year of operations from the Pacific Mistral and Pacific Santa Ana.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues versus pre-tax book income, and (c) our rig operating structures. Consequently, our income tax expense does not change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. For the years ended December 31, 2013 and 2012, our effective tax rate was 46.9% and 39%, respectively. The tax rate for the year ended December 31, 2013 was negatively impacted by the costs of the PFA Interest Rate Swap Termination and extinguishment of debt related to the PFA Refinancing. Without the impact of these costs, the effective tax rate for the year ended December 31, 2013 was 19.6%. The decrease in our effective tax rate for the year ended December 31, 2013 (excluding the costs of the PFA Interest Rate Swap Termination and extinguishment of debt related to the PFA Refinancing) as compared to the year ended December 31, 2012 primarily related to a higher portion of pre-tax earnings from jurisdictions taxing based on a deemed profit, which effectively are a portion of gross revenues, rather than actual profits.

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

Revenues. Revenues were $638.1 million for the year ended December 31, 2012, compared to $65.4 million for the year ended December 31, 2011. Contract drilling revenue for the years ended December 31, 2012 and 2011 included $95.8 million and $8.6 million, respectively, in amortization of deferred revenue. The revenue for the year ended December 31, 2011 only included drilling operations for the Pacific Bora, which commenced on August 26, 2011. The increase in revenues during the year ended December 31, 2012 reflects a full year of operations for the Pacific Bora and the Pacific Scirocco, which entered service on December 31, 2011. Additionally, the year ended December 31, 2012 saw an increase in revenues from the start of operations of the Pacific Mistral and the Pacific Santa Ana on February 6, 2012 and May 4, 2012, respectively.

During the year ended December 31, 2012, our operating fleet of four drillships achieved an average revenue efficiency of 88.0% as all of our drillships were in their shakedown period. Revenues for the year ended December 31, 2012 were adversely impacted by downtime during the first and second quarters of 2012 primarily due to subsea equipment design issues experienced throughout the fleet. Additionally, revenue efficiency for the year ended December 31, 2012 was negatively impacted by the Pacific Santa Ana being on downtime in the third quarter to perform repairs on the seal face of one of the BOP doors that could have prevented a consistent seal. The BOP repairs and inspections resulted in a total of 45 days of downtime before the Pacific Santa Ana restarted operations on August 15, 2012.

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

During the year ended December 31, 2012, rig operating expenses were adversely affected primarily by equipment and maintenance costs as all of our drillships were in their shakedown period.

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

Interest expense. Interest expense was approximately $104.7 million for the year ended December 31, 2012, compared to $10.4 million for the year ended December 31, 2011. The increase in interest expense was primarily due to interest expense on borrowings under our PFA after the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana were placed into service. Before start of service, interest expense on the PFA borrowings were capitalized.

Other income. Other income was approximately $3.2 million for the year ended December 31, 2012, compared to $3.7 million for the year ended December 31, 2011. The decrease in other income during the year ended December 31, 2012 was primarily due to a decrease in management income. Other income included management income from day-to-day oversight and management services with respect to the Quantum Pacific Group’s equity interest in TPDI for a fee of $4,000 per drillship per day, or $8,000 per day. During the years ended December 31, 2012 and 2011, management fee income of $1.2 million and $2.2 million, respectively, was recorded in other income. As a result of Quantum Pacific Group’s divestiture of their equity position in TPDI, the management agreement was terminated on May 31, 2012.

Income taxes. Income tax expense was approximately $21.7 million for the year ended December 31, 2012, compared to $3.2 million for the year ended December 31, 2011. The increase in income tax expense was primarily due to a full year of operations for the Pacific Bora and the Pacific Scirocco in Nigeria, as well as the commencement of operations in 2012 of the Pacific Mistral and the Pacific Santa Ana in Brazil and the United States, respectively. In 2011, our only operations consisted of a partial year of operations by the Pacific Bora in Nigeria.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues versus pre-tax book income, and (c) our rig operating structures. Consequently, our income tax expense does not change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. Our effective tax rate was 39.0% for the year ended December 31, 2012 as compared to 1,077.4% for the year ended December 31, 2011. The decrease in 2012 is the result of a significant increase in pre-tax book income without a proportional increase in income tax expense. With respect to our effective tax rate for the year ended December 31, 2012, a significant amount of our income tax expense was generated in Nigeria where income taxes are imposed on deemed profits, which effectively are a proportion of gross revenues, rather than actual profits. Conversely, our operations in the United States and Brazil, which impose tax on a net profits basis, yielded losses for which a relatively insignificant tax benefit is reflected in our tax provision as a result of our operating structures in those jurisdictions. For the year ended December 31, 2011, our only operations were in Nigeria where, as discussed above, we are taxed on a deemed profits basis. Consequently, our 2011 income tax expense had no relationship to pre-tax book income.

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

Revenues and operating expenses. Contract drilling revenues are recognized as earned, based on contractual dayrates. In connection with drilling contracts, we may receive fees for preparation and mobilization of equipment and personnel or for capital improvements to rigs. Fees and incremental costs incurred directly related to contract preparation and mobilization along with reimbursements received for capital expenditures are deferred and amortized to revenue over the primary term of the drilling contract. The actual cost incurred for reimbursed capital expenditures are depreciated over the estimated useful life of the asset. We may also receive fees upon completion of a drilling contract that are conditional based on the occurrence of an event, such as demobilization of a rig. These conditional fees and related expenses are reported in income upon completion of the drilling contract. If receipt of such fees is not conditional, they are recognized as revenue over the primary term of the drilling contract. Amortization of deferred revenue and deferred mobilization costs are recorded on a straight-line basis over the primary drilling contract term, which is consistent with the general pace of activity, level of services being provided and dayrates being earned over the life of the contract.

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

Interest is capitalized based on the costs of new borrowings attributable to qualifying new construction or at the weighted-average cost of debt outstanding during the period of construction. We capitalize interest costs for qualifying new construction from the point borrowing costs are incurred for the qualifying new construction and cease when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete.

Property and equipment are depreciated to their salvage value on a straight-line basis over the estimated useful lives of each class of assets. Our estimated useful lives of property and equipment are as follows:

Years
Drillships and related equipment	15-35
Other property and equipment	2-7

Long-lived assets. We review our long-lived assets, including property and equipment, for impairment when events or changes in circumstances indicate that the carrying amounts of our assets held and used may not be recoverable. Potential impairment indicators include rapid declines in commodity prices and related market conditions, actual or expected declines in rig utilization, increases in idle time, cancellations of contracts or credit concerns of clients. We assess impairment using estimated undiscounted cash flows for the long-lived assets being evaluated by applying assumptions regarding future operations, market conditions, dayrates, utilization and idle time. An impairment loss is recorded in the period if the carrying amount of the asset is not recoverable.

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

B. LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital intensive industry. Through February 19, 2014, our principal sources of liquidity have been provided through a combination of contributions from the Quantum Pacific Group, proceeds from the 2011 Private Placement, proceeds from the initial public offering of our common shares, borrowings from various debt financings, each as described in “—Description of Indebtedness” below and Note 4 to the Company’s Consolidated Financial Statements in this annual report. In the future, we expect that our investment in newbuild ultra-deepwater drillships will be financed through our available cash balances, additional debt financing and cash flow from operations.

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

As of December 31, 2013, we had $204.1 million of cash and cash equivalents. Our liquidity requirements include funding ongoing working capital needs, repaying our outstanding indebtedness and anticipated capital expenditures, which are largely comprised of our progress payments for our ultra-deepwater drillship construction projects, and maintaining adequate credit facilities or cash balances to compensate for the effects of fluctuations in operating cash flows. Our ability to meet these liquidity requirements will depend in large part on our future operating and financial performance. Primary sources of funds for our short-term liquidity needs will be cash flow generated from operating and financing activities, which includes availability under our Revolving Credit Facility and Senior Secured Credit Facility Agreement and our available cash balances. Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of collecting accounts receivable as well as payments for operating costs. We believe that our cash on hand and cash flows generated from operating and financing activities, including availability under our Revolving Credit Facility and our Senior Secured Credit Facility Agreement, will provide sufficient liquidity over the next twelve months to fund our working capital needs, amortization payments on our long-term debt and anticipated capital expenditures for our ultra-deepwater drillship construction projects. Our ability to meet our long-term liquidity requirements will depend in part on our ability to secure additional financing, which is uncommitted at this time, before repaying the 2015 Senior Unsecured Bonds and taking delivery of the Pacific Zonda in the first quarter of 2015. See Item 3, “Risk Factors—Risks Related to Our Business.”

We may review from time to time possible expansion, joint venture or acquisition opportunities relating to our business, which may include the construction or acquisition of additional rigs or acquisitions of other businesses. Any decision to construct or acquire additional rigs for our fleet will be based on our assessment of market conditions and opportunities existing at such time, including the availability of long-term contracts with attractive dayrates and the relative costs of building or acquiring new rigs with advanced capabilities compared with the costs of retrofitting or converting existing rigs to provide similar capabilities. The timing, size or success of any additional acquisition, joint venture or construction efforts and the associated potential capital commitments are unpredictable. We may seek to fund all or part of any such efforts with proceeds from debt and/or equity issuances. Debt or equity financing may not, however, be available to us at that time due to a variety of factors, including, among others, general industry conditions, general macro-economic conditions, perceptions of us and credit rating agency opinions of our outstanding debt.

Capital Expenditures and Working Capital Funding

In March 2011, we entered into two contracts with SHI for the construction of our fifth and sixth advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav. In March 2012, we entered into a contract with SHI for the construction of our seventh advanced-capability, ultra-deepwater drillship, the Pacific Meltem, and in January 2013, we entered into an additional contract with SHI for the construction of our eighth advanced-capability, ultra-deepwater drillship, the Pacific Zonda.

During the year ended December 31, 2013, we paid all of the remaining SHI project costs on the Pacific Khamsin upon its delivery. The SHI contracts for the Pacific Sharav, the Pacific Meltem and the Pacific Zonda provide for an aggregate purchase price of approximately $1.5 billion for the acquisition of these three vessels, payable in installments during the construction process, of which we have made payments of approximately $429.2 million through December 31, 2013. With respect to our three undelivered vessels, we anticipate making payments of approximately $756.3 million in 2014 and approximately $336.4 million in 2015.

We expect the project cost for the Pacific Sharav, the Pacific Meltem and the Pacific Zonda under construction to be approximately $662.9 million, $627.8 million and $634.1 million, respectively, or $1.9 billion in total. The estimate of the project costs includes commissioning and testing and other costs related to the drillships, but excludes capitalized interest. As of December 31, 2013, there were approximately $1.4 billion of remaining project costs for the Pacific Sharav, the Pacific Meltem and the Pacific Zonda of which approximately $1.1 billion is remaining contractual commitments to SHI. We intend to finance the approximately $807.3 million in remaining project costs for the Pacific Sharav and the Pacific Meltem by borrowing funds under the SSCF. We expect to finance the $555.0 million in remaining project costs for the Pacific Zonda with a combination of our existing cash balances, future operating cash flows and additional financing. We have $200.0 million in available borrowings under our Revolving Credit Facility, which can also be used to fund project costs.

Sources and Uses of Cash

Year ended December 31, 2013 compared to Year ended December 31, 2012

The following table provides an analysis of our net cash provided by operating activities for the years ended December 31, 2013 and 2012:

	Years Ended December 31,
	2013	2012	Change
	(in thousands)
Cash flow from operating activities:
Net income.	$25,502	$33,989	$(8,487)
Depreciation expense	149,465	127,698	21,767
Amortization of deferred revenue	(72,515)	(95,750)	23,235
Amortization of deferred costs	39,479	70,660	(31,181)
Amortization of deferred financing costs	10,106	13,926	(3,820)
Amortization of debt discount	445	—	445
Provision for materials and supplies obsolescence	1,115	—	1,115
Write-off of unamortized deferred financing costs	27,644	—	27,644
Costs on interest rate swap termination	38,184	—	38,184
Deferred income taxes	(3,119)	(3,766)	647
Share-based compensation expense	9,315	5,318	3,997
Changes in operating assets and liabilities, net	4,966	32,923	(27,957)

Net cash provided by operating activities	$230,587	$184,998	$45,589

The increase in net cash provided by operating activities was primarily due to a full year of operations from the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana for the year ended December 31, 2013, as opposed to a full year of operations from the Pacific Bora and the Pacific Scirocco and a partial period of operations from the Pacific Mistral and the Pacific Santa Ana for the year ended December 31, 2012.

The following table provides an analysis of our net cash used in investing activities for the years ended December 31, 2013 and 2012:

	Years Ended December 31,
	2013	2012	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures.	$(876,142)	$(449,951)	$(426,191)
Decrease in restricted cash.	172,184	204,784	(32,600)

Net cash used in investing activities.	$(703,958)	$(245,167)	$(458,791)

The increase in capital expenditures resulted primarily from increases in payments for our drillships under construction, including the final SHI payment for the Pacific Khamsin at delivery and progress payments for the Pacific Sharav, the Pacific Meltem and the Pacific Zonda. The decrease in restricted cash resulted primarily from the refinancing of the PFA and the termination of the Letter of Credit Facility and Guaranty Agreement (collectively, the “TI Facilities”) on June 3, 2013, each of which had imposed restrictions on certain of our cash accounts. The decrease in restricted cash during the year ended December 31, 2012 resulted from temporary stand-by letter of credit facilities for the Pacific Bora and the Pacific Scirocco each being replaced by the TI Facilities on April 19, 2012. As a result of securing these facilities, the Company was able to release approximately $126.0 million of restricted cash collateral to cash and cash equivalents. Additionally, the decrease in restricted cash resulted from an amendment to the PFA in December 2012, which resulted in the release of approximately $77.7 million in restricted cash.

The following table provides an analysis of our net cash provided by financing activities for the years ended December 31, 2013 and 2012:

	Years Ended December 31,
	2013	2012	Change
	(in thousands)
Cash flow from financing activities:
Proceeds from long-term debt	$1,656,250	$797,415	$858,835
Payments on long-term debt	(1,480,000)	(218,750)	(1,261,250)
Payment for costs on interest rate swap termination	(41,993)	—	(41,993)
Deferred financing costs	(62,684)	(19,853)	(42,831)

Net cash provided by financing activities	$71,573	$558,812	$(487,239)

During the year ended December 31, 2013, proceeds from long-term debt primarily resulted from drawdowns of $140.0 million under the SSCF, borrowings of $750.0 million under the 2020 Senior Secured Notes and net proceeds of $746.3 million from the Senior Secured Term Loan B. During the year ended December 31, 2013, we made $109.4 million in principal repayments on the PFA and repaid the $1,347.0 million remaining debt in connection with the PFA Refinancing in June 2013. Additionally, in connection with the PFA Refinancing, we paid $42.0 million to terminate each of the four PFA Interest Rate Swaps and their related liabilities. During the year ended December 31, 2013, deferred financing costs of $62.7 million were incurred to enter into the Senior Secured Credit Facility Agreement, the 2020 Senior Secured Notes, the Senior Secured Term Loan B and the Revolving Credit Facility.

During the year ended December 31, 2012, borrowings consisted of $300.0 million under the 2015 Senior Unsecured Bonds and $500.0 million under the 2017 Senior Secured Notes. Payments on long-term debt consisted of PFA amortization payments.

Year ended December 31, 2012 compared to Year ended December 31, 2011

The following table provides an analysis of our net cash provided by (used in) operating activities for the years ended December 31, 2012 and 2011:

	Years Ended December 31,
	2012	2011	Change
	(in thousands)
Cash flow from operating activities:
Net income (loss)	$33,989	$(2,903)	$36,892
Interest income from Joint Venture	—	(495)	495
Depreciation expense	127,698	11,619	116,079
Equity in earnings of Joint Venture	—	(18,955)	18,955
Amortization of deferred revenue	(95,750)	(8,566)	(87,184)
Amortization of deferred mobilization costs	70,660	4,288	66,372
Amortization of deferred financing costs	13,926	1,067	12,859
Deferred income taxes	(3,766)	(3,169)	(597)
Share-based compensation expense	5,318	4,471	847
Changes in operating assets and liabilities, net	32,923	(51,688)	84,611

Net cash provided by (used in) operating activities	$184,998	$(64,331)	$249,329

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

The decrease in cash used in investing activities primarily resulted from lower amounts of progress payments for our drillships under construction and less spent in capital equipment upgrades during the year ended December 31, 2012 as compared to the year ended December 31, 2011. The decrease in restricted cash during the year ended December 31, 2012 resulted from temporary stand-by letter of credit facilities for the Pacific Bora and the Pacific Scirocco each being replaced by the TI Facilities on April 19, 2012. As a result of securing these facilities, the Company was able to release approximately $126.0 million of restricted cash collateral to cash and cash equivalents. Additionally, the decrease in restricted cash resulted from an amendment to the PFA in December 2012, which resulted in the release of approximately $77.7 million in restricted cash. The increase in restricted cash during the year ended December 31, 2011 resulted from the funding of restricted cash collateral accounts required under the PFA and temporary stand-by letter of credit facilities.

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

The decrease in cash provided by financing activities primarily results from no proceeds from issuance of common shares during the year ended December 31, 2012 compared to net proceeds of approximately $575.5 million from the issuance of 60.0 million common shares in a private offering to international and U.S. investors in April 2011 and approximately $50.3 million from the issuance of 6.9 million common shares in connection with our initial public offering in November 2011. Additionally, cash provided by financing activities decreased by approximately $477.6 million due to lower proceeds from long-term debt. During the year ended December 31, 2012, borrowings consisted of $300.0 million under the 2015 Senior Unsecured Bonds and $500.0 million under the 2017 Senior Secured Notes. Proceeds from long-term debt for the year ended December 31, 2011 resulted from borrowings under the PFA. Payments on long-term debt increased due to increased amortization payments under the terms of the PFA. During the year ended December 31, 2011, we also borrowed $142.2 million under a related-party loan agreement. On March 23, 2011, all outstanding related–party loan principal and accrued interest, in the amount of $142.8 million, was converted into equity of our Predecessor.

Description of Indebtedness

8.25% Senior Unsecured Bonds due 2015. In February 2012, we completed a private placement of $300.0 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due 2015 to eligible purchasers. The 2015 Senior Unsecured Bonds bear interest at 8.25% per annum, which is payable semiannually on February 23 and August 23, and mature on February 23, 2015. See Note 4 to the Company’s consolidated financial statements.

7.25% Senior Secured Notes due 2017. In November 2012, Pacific Drilling V Limited, an indirect, wholly-owned subsidiary of the Company, completed a private placement of $500.0 million in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due 2017 to eligible purchasers. The 2017 Senior Secured Notes were sold at 99.483% of par, bear interest at 7.25% per annum, which is payable semiannually on June 1 and December 1, and mature on December 1, 2017. See Note 4 to the Company’s consolidated financial statements.

Senior Secured Credit Facility Agreement. On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, and the Company, as guarantor, entered into a senior secured credit facility agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem. See Note 4 to the Company’s consolidated financial statements.

5.375% Senior Secured Notes due 2020. On June 3, 2013, we completed a private placement of $750.0 million in aggregate principal amount of 5.375% Senior Secured Notes due 2020 to eligible purchasers. The 2020 Senior Secured Notes were sold at par, bear interest at 5.375% per annum, which is payable semiannually on June 1, and December 1, and mature on June 1, 2020. See Note 4 to the Company’s consolidated financial statements.

Senior Secured Term Loan B due 2018. On June 3, 2013, the Company entered into a $750.0 million senior secured term loan. The maturity date for the Senior Secured Term Loan B is June 3, 2018. See Note 4 to the Company’s consolidated financial statements.

Revolving Credit Facility. On June 3, 2013, we entered into a senior secured revolving credit facility with an aggregate principal amount of up to $500.0 million (permits loans to be extended up to a maximum sublimit of $200.0 million and permits letters of credit to be issued up to a maximum sublimit of $300.0 million). See Note 4 to the Company’s consolidated financial statements.

Letters of Credit

As of December 31, 2013, we were contingently liable under certain performance, bid and custom bonds and letters of credit totaling approximately $284.5 million related to letters of credit issued as security in the normal course of our business. See Note 11 to the Company’s consolidated financial statements.

Derivative Instruments and Hedging Activities

We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates and to meet our debt covenant requirements. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. See Note 9 to the Company’s consolidated financial statements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development. Additionally, we have no significant interests in patents or licenses.

D. TREND INFORMATION

Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of drilling rigs, which are influenced by various factors. However, since factors that impact offshore exploration and development spending are beyond our control, and rig demand dynamics can shift quickly, it is difficult for us to predict future industry conditions, demand trends or operating results.

Drilling Rig Supply

During the year ended December 31, 2013, offshore drilling contractors placed 16 shipyard orders to build additional ultra-deepwater semi-submersibles and drillships. We estimate there are approximately 66 ultra-deepwater rigs delivered or scheduled for delivery from January 1, 2014 until the end of 2016, 32 of which have not yet been announced as contracted to clients. Due to the long lead times involved in rig construction, the potential for additional orders to emerge and for shipyard delays to occur, especially among yards forecast to make their first deliveries during this time frame, the supply of ultra-deepwater units through the end of 2016 can be estimated as a range between 185 and 200. Beyond this time frame, the supply is uncertain and any projections have diminished predictive value.

Drilling Rig Demand

Demand for our drillships is a function of the worldwide levels of offshore exploration and development spending by oil and gas companies, which is influenced by a number of factors. The type of projects that modern drillships undertake are generally located in deeper water, more remote locations and are more capital intensive and longer lasting than those of older or less capable drilling rigs. This makes these projects less sensitive to short-term oil price fluctuations. Therefore, dayrates and utilization for modern drillships are typically less sensitive to short-term oil price movements than those of older or less capable drilling rigs. Furthermore, long-term expectations about future oil and natural gas prices have historically been a key driver for deepwater and ultra-deepwater exploration and development spending. Our clients’ drilling programs are also affected by the global economic and political climate, access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for drilling equipment, emphasis on deepwater exploration and production versus other areas and advances in drilling technology.

The year ended December 31, 2013 saw oil and global non-U.S. natural gas prices exhibit a level of volatility comparable to historical norms while continuing above the levels needed for sufficient return on investment for our clients. While questions remain regarding global economic stability, GDP growth continued to be positive in key emerging markets and North America. Both tendering activity and deepwater exploratory success continued, most notably in the U.S. Gulf of Mexico and West Africa, and there were no material adverse changes to access or regulations worldwide.

Supply and Demand Balance

The foregoing factors resulted in a generally tight supply-demand balance for modern drillships in 2013, with steady dayrates and near 100% utilization. However, several major exploration and production companies have announced slower year over year growth for 2014 capital expenditure budgets, or even declines in some cases. Additionally, several older, lower-specification deepwater and mid-water drillships and semisubmersibles have recently completed contracts prior to engaging new ones. While we believe that the demand for high specification ultra-deepwater drillships like those in our fleet will continue to meet or exceed supply, these developments appear to have exerted some pricing pressure on our market, which may at times be adversely affected by industry conditions that are beyond our control. For more information on this and other risks to our business and our industry, see Item 3, “Risk Factors—Risks Related to Our Business.”

E. OFF BALANCE SHEET ARRANGEMENTS

Currently, we do not have any off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth our contractual obligations as of December 31, 2013:

Contractual Obligations	2014	2015-2016	2017-2018	Thereafter	Total
	(in thousands)
Long-term debt(a)	$7,500	$315,000	$1,233,750	$890,000	$2,436,250
Interest on long-term debt(b)	164,981	283,226	210,622	65,256	724,085
Operating leases	1,163	2,166	1,824	1,600	6,753
Purchase obligations(c)	210,525	48,540	—	—	259,065
Ultra-deepwater drillships(d)	756,339	336,383	—	—	1,092,722

Total contractual obligations(e)	$1,140,508	$990,315	$1,466,196	$956,856	$4,533,875

(a)	Includes current maturities of long-term debt. In the table above, the outstanding borrowings of $140.0 million under the SSCF as of December 31, 2013 are included under the column entitled “Thereafter.” We intend to borrow an additional $860.0 million under the SSCF and amortization payments will be established requiring principal repayments every six months based on a 12-year repayment schedule following the delivery of the relevant vessel.
(b)	Interest payments are based on our existing outstanding borrowings. It is assumed there is not a refinancing of existing long-term debt and there are no prepayments. For fixed rate debt, interest has been calculated using stated rates. For variable rate LIBOR based debt, interest has been calculated using current LIBOR rates as of December 31, 2013 and includes the impact of our outstanding interest rate swaps. Interest on the SSCF is based on existing outstanding borrowings of $140.0 million as of December 31, 2013. As such, interest on long-term debt as presented in the table above excludes the impact of additional interest under the SSCF that will be incurred as the remaining $860.0 million is borrowed, which we anticipate will occur in full on or before the delivery of the Pacific Meltem currently expected in the early part of the third quarter of 2014. Under our Revolving Credit Facility, we record interest expense for fees on undrawn commitments and unused letter of credit capacity, approximately $301.8 million as of December 31, 2013, while our outstanding letters of credit, approximately $198.2 million as of December 31, 2013, accrue interest at a different rate. Interest on long-term debt as presented in the table above excludes the impact of additional interest that will be incurred under our Revolving Credit Facility if the Company issues additional letters of credit or borrows under the $200.0 million revolving sub-limit.
(c)	Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.
(d)	Amounts for ultra-deepwater drillships include amounts due under construction contracts.
(e)	Contractual obligations do not include approximately $0.9 million of liabilities from unrecognized tax benefits related to uncertain tax positions, inclusive of interest and penalties, included on our consolidated balance sheet as of December 31, 2013. We are unable to specify with certainty the future periods in which we may be obligated to settle such amounts.

Some of the figures included in the table above are based on estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the tables because the estimates and assumptions are subjective.

G. SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Items 5E and 5F of this annual report. See “Forward-Looking Statements” in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Senior Management

We rely on the senior management of our principal operating subsidiaries to manage our business. Our senior management team is responsible for the day-to-day management of our operations. Members of our senior management are appointed from time to time by vote of the Board of Directors and hold office until a successor is elected and qualified. The current members of our senior management are:

Name	Age	Position
Christian J. Beckett	45	Chief Executive Officer
Paul T. Reese	44	Chief Financial Officer (effective February 28, 2014)
Cees Van Diemen	60	Senior Vice President, Chief Operating Officer
Robert F. MacChesney	56	Senior Vice President, Chief Marketing Officer
Kinga E. Doris	44	Vice President, General Counsel and Secretary
William J. Restrepo	54	Chief Financial Officer (resigned as of February 28, 2014)

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

Paul T. Reese. Mr. Reese joined Pacific Drilling in October 2008 and was appointed to his current position of Chief Financial Officer in February 2014. Prior to his current position, Mr. Reese served as our Vice President, Controller. Mr. Reese has been a finance professional in the oilfield services and E&P space for over 15 years. Prior to joining Pacific Drilling, he was Controller for the global Exploration and Development divisions at BHP Billiton Petroleum. From 1995 to 2007, Mr. Reese served in various financial management roles at Transocean, including Finance Director for the North and South America Business Unit, Assistant Vice-President for Audit and Advisory Services and Finance Manager for the Asia & Australia and South America Regions, with international posts in Asia and Central and South America. Prior to joining Transocean, Mr. Reese was an auditor in the Houston offices of Arthur Andersen LLP. Mr. Reese holds a Bachelor of Arts in Economics and Managerial Studies and a Masters of Accounting from Rice University.

Cees Van Diemen. Mr. Van Diemen joined Pacific Drilling in February 2009 and was appointed to his current position of Senior Vice President, Chief Operating Officer in August 2013. Prior to his current position, Mr. Van Diemen served as our Vice President of Operations. Mr. Van Diemen has over 35 years of experience in the mobile offshore drilling industry and extensive experience in deepwater drilling from the early days of 600 feet water depth activity in 1977 to recent operations in 9,200 feet water depth. Prior to joining us, he served at Noble Drilling Corporation, and its predecessor Neddrill, as Vice President & Division Manager Brazil from 2005 to October 2008 and Vice President & Division Manager Mobiles Europe from 2000 to 2005. Mr. Van Diemen’s career started offshore in the traditional drill positions from Floorman to Offshore Installation Manager, before taking on increasing responsibility in onshore management roles from rig manager in West Africa, the Mediterranean and the North Sea, to district manager in the North Sea and Vice President & Division Manager in Europe and more recently in Brazil. Mr. Van Diemen holds a Bachelor of Science in Automotive Engineering from the University of Apeldoorn in the Netherlands.

Robert F. MacChesney. Mr. MacChesney joined Pacific Drilling in September 2008 and was appointed to his current position of Senior Vice President, Chief Marketing Officer in August 2013. Prior to his current position, Mr. MacChesney served as our Chief Operations Officer. Mr. MacChesney has over 30 years of experience in the drilling industry. Prior to joining us, he served at Transocean from 2000 to 2008 and at Schlumberger Limited, and offshore drilling subsidiary Sedco Forex Limited, from 1979 to 2000. During his tenure with Transocean and Schlumberger Limited, he held a variety of positions in Operations Management and Marketing, including Country Manager in Malaysia, India, Brazil and the United Kingdom, Region Manager in the Middle East and India and Corporate Director, Deepwater Marketing. Mr. MacChesney holds a Bachelor of Science in Engineering from Southampton University in the United Kingdom.

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

William J. Restrepo. Mr. Restrepo served as our Chief Financial Officer from February 2011 to February 2014. Mr. Restrepo was the Chief Financial Officer for Smith International, Inc. from October 2009 until the date of its merger with Schlumberger Limited on August 27, 2010. From 2005 to 2009, Mr. Restrepo was the Chief Financial Officer for Seitel, Inc., a leading provider of seismic data for the North American oil and gas industry. From 1985 to 2005, Mr. Restrepo held financial and operational positions at Schlumberger Limited, including Regional General Manager for Continental Europe and for the Arabian Gulf, Corporate Treasurer, and Vice President of Finance for the pressure pumping and directional drilling business units, with international posts in Europe, South America and the Middle East. In September 2008, Mr. Restrepo was appointed to the board of directors of Probe, Inc., a manufacturer of wireline logging equipment and currently serves as the Chairman of its Finance and Audit Committee. Mr. Restrepo holds a Bachelor of Arts in Economics from Cornell University, a Bachelor of Science in Civil Engineering from the University of Miami and a Masters of Business Administration from Cornell University.

Board of Directors

In accordance with Luxembourg law, our Board of Directors is responsible for administering our affairs and for ensuring that our operations are organized in a satisfactory manner.

Our Articles and Luxembourg law provide that our Board of Directors shall have no fewer than three members. The minimum number of directors that may sit on our Board of Directors may be changed by an amendment of our Articles approved by resolution passed at an extraordinary general meeting of our shareholders subject to a minimum of three members. Pursuant to our Articles, the directors will be elected by a general meeting of the shareholders. Resolutions adopted at a general meeting of shareholders determine the number of directors comprising our Board of Directors, the remuneration of the members of our Board of Directors and the term of each director’s mandate. Directors may not be appointed for a term of more than six years but are eligible for re-election at the end of their term. Directors may be removed at any time, with or without cause, by a resolution adopted at a general meeting of shareholders. If the office of a director becomes vacant, the other members of our Board of Directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

The current members of our Board of Directors are as follows:

Name	Age	Position
Ron Moskovitz	51	Chairman
Christian J. Beckett	45	Executive Director, Chief Executive Officer
Laurence N. Charney	66	Director
Jeremy Asher	55	Director
Sami Iskander	48	Director
Robert Schwed	64	Director
Paul Wolff	66	Director
Cyril Ducau	35	Director
Elias Sakellis	37	Director

Ron Moskovitz. Mr. Moskovitz was appointed as a director of the Company in March 2011. Mr. Moskovitz is the Chief Executive Officer of Quantum Pacific (UK) LLP, a member of the Quantum Pacific Group, and serves as Chairman of Israel Corp., Israel’s largest holding company with its core holdings focused on industries that meet basic human, industrial and economic needs (e.g., fertilizers and specialty chemicals, energy, shipping and transportation), which may be considered an affiliate of the Idan Ofer family. From July 2008 until December 2012, Mr. Moskovitz served as Chief Executive Officer of Quantum Pacific Advisory Limited. From July 2002 until November 2007, Mr. Moskovitz served as Senior Vice President and Chief Financial Officer of Amdocs Limited. From 1998 until July 2002, he served as Vice President of Finance at Amdocs. Between 1994 and 1998, Mr. Moskovitz held various senior financial positions at Tower Semiconductor Ltd. and served on its board of directors from 2007 to September 2011. Mr. Moskovitz is a CPA in Israel and holds a BA in Accounting and Economics from Haifa University and an Master of Business Administration from Tel Aviv University.

Laurence N. Charney. Mr. Charney was appointed as a director of the Company in April 2011. Mr. Charney retired from Ernst & Young LLP (“Ernst & Young”) in June 2007, where, over the course of his more than 35-year career, he served as Partner, Practice Leader and Senior Advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, real estate, high-tech/software, media/entertainment, and non-profit sectors. His most recent affiliations have included board tenures with Marvel Entertainment, Inc., Pure BioFuels, Inc., Mrs. Fields Original Cookies and Iconix Brand Group, Inc. He was appointed to the board of TG Therapeutics, Inc. in April 2012. Mr. Charney is a graduate of Hofstra University with a Bachelors Degree in Business Administration (Accounting), and he also completed an Executive Masters program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and New York State Society of Certified Public Accountants.

Jeremy Asher. Mr. Asher was appointed as a director of the Company in April 2011. Mr. Asher is currently Chairman of Agile Energy Limited, a privately held energy investment company; Chairman of Tower Resources plc, an oil & gas exploration company; a director of Gulf Keystone Petroleum Ltd, an oil & gas exploration and production company; and a director of Oil Refineries Limited, an independent refiner and petrochemicals producer. Until 2008, he served as a director of Process Systems Enterprise Limited, a developer of process simulation software. Between 2001 and the present, Mr. Asher has also served as a director and financial investor in various other enterprises. From 1998 until 2001, Mr. Asher served as the Chief Executive Officer of PA Consulting Group, where he oversaw PA’s globalization and growth from 2,500 to nearly 4,000 employees, and negotiated and managed the integration of PA’s acquisition of Hagler Bailly, Inc. Between 1990 and 1997 he acquired, developed and sold the 275,000 bbl/d Beta oil refinery at Wilhelmshaven in Germany. Prior to that, in the late 1980’s, Mr. Asher ran the global oil products trading business of what is now Glencore AG and, prior to that, spent several years as a consultant at what is now Oliver Wyman. Mr. Asher is a graduate of the London

School of Economics and holds an Master of Business Administration from Harvard Business School. He is also a member of the London Business School’s Global Advisory Council and serves as a member of the Engineering Advisory Board of Imperial Innovations plc, the commercial arm of Imperial College.

Sami Iskander. Mr. Iskander was appointed as a director of the Company in September 2013. Mr. Iskander is the Chief Operating Officer at BG Group and has served as a board member of BG Energy Holdings Limited and BG International Limited since September 2009. He was appointed to the BG Group Executive Committee in July 2009 and previously served BG Group in the roles of Executive Vice President, Operations and Senior Vice President, Operations and Developments in BG Advance. Prior to joining BG Group in 2008, Mr. Iskander spent his career with Schlumberger and fulfilled a number of key leadership roles with them. Mr. Iskander holds a BS in Mechanical Engineering from American University in Cairo, Egypt.

Robert Schwed. Mr. Schwed was appointed as a director of the Company in May 2013. Mr. Schwed has approximately 40 years of experience working with private equity firms and their portfolio companies in corporate finance transactions. Since 2002, Mr. Schwed has been a partner in the Corporate Practice Group of the international law firm Wilmer Cutler Pickering Hale and Dorr LLP. From 1982 until 2002, Mr. Schwed was a partner of Reboul MacMurray, a New York law firm specializing in private equity and venture capital matters. Since 2009, Mr. Schwed has served as an Adjunct Professor at the George Washington University School of Law. Mr. Schwed holds a Bachelor of Arts in Economics from Williams College and a Juris Doctorate from Harvard Law School.

Paul Wolff. Mr. Wolff was appointed as a director of the Company in April 2011. Since 2006, Mr. Wolff has served as an independent director and private investor in different financial and industrial companies. From 1971 to 2006, he worked in the banking sector in which he held various responsibilities in corporate and private banking. He served as a Managing Director of Mees Pierson, headed the Trust Business and was Head of Private Banking and Asset Management. Mr. Wolff has a degree in Commercial Engineering from University of Louvain, a Masters of Business Administration from INSEAD Fontainebleau, and completed the Advanced Management Program from Harvard.

Cyril Ducau. Mr. Ducau was appointed as a director of the Company in April 2011. Mr. Ducau joined the Quantum Pacific Group in 2008 and is currently a Managing Director Finance and Business Development of Quantum Pacific Ventures Limited. Mr. Ducau was appointed to the board of directors of Quantum Pacific Shipping Services Pte. Ltd. in December 2012 and of Ansonia Holdings B.V. and Jelany Corporation N.V. in January 2014. He was previously Head of Business Development of Quantum Pacific Advisory Limited in London. Prior to joining the Quantum Pacific Group, Mr. Ducau was Vice President in the investment banking division of Morgan Stanley & Co. International Ltd. in London and during his tenure there from 2000 to 2008, he held various positions in the Capital Markets, Leveraged Finance and Mergers and Acquisitions teams. Prior to that, Mr. Ducau gained experience in consultancy working for Arthur D. Little in Munich and investment management with Credit Agricole UI Private Equity in Paris. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.

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

B. COMPENSATION

Senior Management

Members of our senior management receive compensation for the services they provide. The aggregate cash compensation paid to all members of senior management as a group was approximately $4.2 million for the fiscal year ended December 31, 2013. In addition, under the Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (the “2011 Stock Plan,” as described in more detail under “—Equity Compensation Plans” below), we granted in 2013 an aggregate of 1.2 million options to purchase our common shares to members of our senior management team at an exercise price of $9.58 per share and 0.1 million restricted share units with a grant date value of $9.58 per share.

The cash compensation for each member of senior management is principally comprised of base salary and bonus. The compensation that we pay to our senior management is evaluated on an annual basis considering the following primary factors: individual performance during the prior year, market rates and movements and the individual’s anticipated contribution to us and our growth. Members of our senior management team are also eligible to participate in our retirement savings plans, described below under “—Benefit Plans and Programs.” In addition, members of our senior management are eligible to participate in welfare benefit programs made available to our U.S. workforce generally, including medical, dental, life insurance and disability benefits. We believe that the compensation awarded to our senior management is consistent with that of our peers and similarly situated companies in the industry in which we operate.

Directors

During the year ended December 31, 2013, we paid an aggregate of approximately $0.3 million in directors’ fees to the independent members of the Board of Directors. In addition, Messrs. Asher, Charney and Wolff each received an award of 8,352 restricted stock units with a grant date value of $9.58 per share. We have also paid an aggregate of approximately $0.2 million in directors’ fees to the non-independent members of the Board of Directors affiliated with Quantum Pacific Group. We pay these directors’ fees directly to Quantum Pacific Group. Members of our Board of Directors who are also our employees or employees of our subsidiaries do not receive any additional compensation for their service on our Board of Directors. We believe that our director fee structure is customary and reasonable for companies of our kind and consistent with that of our peers and similarly situated companies in the industry in which we operate. These fees may be increased from time to time by a resolution of the general meeting of shareholders.

Equity Compensation Plans

The 2011 Stock Plan provides for the granting of stock options, stock appreciation rights, restricted shares, restricted share units and other equity-based or equity-related awards to directors, officers, employees and consultants. Subject to adjustment as provided, 7.2 million common shares of Pacific Drilling S.A. are reserved and authorized for issuance pursuant to the terms of the 2011 Stock Plan. The Compensation Committee of our Board of Directors approves participants and, subject to the provisions of the 2011 Stock Plan, determines the terms and conditions of awards under the 2011 Stock Plan.

Under the 2011 Stock Plan, a total of 5.2 million options and 1.0 million restricted share units are outstanding, of which 4.4 million options and 0.2 million restricted share units were granted to members of senior management. The exercise price of the stock options range from $9.58 to $10.12 per share. The options expiration dates range from March 31, 2021 to March 31, 2023. The restricted share units were granted at a range of $9.58 to $10.12 per share. We also have granted awards of 60,000 options and 49,056 restricted stock units under the 2011 Stock Plan to certain independent members of our Board of Directors. The exercise price of the stock options is $10.12 per share. The options expire on March 31, 2022. The restricted share units were granted at a range of $8.54 to $10.12 per share. The options and restricted share units granted generally vest 25% annually over four years from the date of grant.

Benefit Plans and Programs

Pacific Drilling sponsors a defined contribution retirement plan covering substantially all U.S. employees (the “U.S. Savings Plan”) and an international savings plan (the “International Savings Plan”). Under the U.S. Savings Plan, the Company matches 100% of employee contributions up to 6% of eligible compensation per participant. Under the International Savings Plan, we contribute 6% of base compensation (limited to a contribution of $15,000 per participant). During the years ended December 31, 2013, 2012 and 2011, our total employer contributions to both plans amounted to $4.5 million, $3.7 million and $2.8 million, respectively.

We have established an annual bonus plan for key employees whose decisions, activities and performance have a significant impact on business results. Target bonus levels are determined on an individual basis and take into account individual performance, competitive pay practices and external market conditions. Achievement of bonus payment is based on the achievement of the Company’s financial target and individual goals.

C. BOARD PRACTICES

See Item 10, “Memorandum and Articles of Association— Voting Rights—Appointment and Removal of Directors” for a detailed description regarding the appointment and removal of our Board of Directors.

On May 13, 2013, at our annual general meeting of shareholders, Mr. Schwed was appointed to the Board of Directors for a one-year term ending at our 2014 annual general meeting to be held on May 12, 2014 (the “2014 AGM”), and each of our then current directors was also re-appointed for an additional one-year term through the 2014 AGM.

On September 2, 2013, we held an extraordinary general meeting of our shareholders to appoint Mr. Iskander to the Board of Directors through the 2014 AGM.

There are no service contracts between us and any of our directors providing for benefits upon termination of their service.

Committees of the Board of Directors

Our Board of Directors has an Audit Committee, a Compensation Committee and a Nominating Committee, and may have such other committees as the Board of Directors shall determine from time to time. Each of the standing committees of our Board of Directors has the composition and responsibilities described below.

Audit Committee

The members of our Audit Committee are Messrs. Asher, Charney, Schwed and Wolff, each of whom our Board of Directors has determined is financially literate. Mr. Charney is the Chairman of the Audit Committee. Our Board of Directors has determined that each of the members of our Audit Committee is “independent” under the standards of the NYSE and SEC rules. In addition, our Board of Directors has determined that Mr. Charney is an Audit Committee financial expert.

The Audit Committee’s primary responsibilities are to assist the Board of Directors’ oversight of: our accounting practices; the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, selection, independence and performance of our independent registered public accounting firm; and the internal audit function. We have adopted an Audit Committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE or market standards.

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

Nominating Committee

Our Board of Directors has established a Nominating Committee. The members of our Nominating Committee are Messrs. Asher, Iskander, Moskovitz and Sakellis. Mr. Moskovitz is the Chairman of our Nominating Committee.

The purpose of the Nominating Committee is to assist the Board of Directors in identifying individuals qualified to become members of the Board of Directors and to provide advice to the Board of Directors regarding its composition and committees. The Committee plans to adopt a formal charter at its initial meeting.

Corporate Governance

Our Board of Directors is empowered to take any action necessary or desirable in view of carrying out our corporate objective, except for the powers specifically allocated to the general meeting of shareholders by law and/or by our Articles.

Our Articles provide that our day-to-day management and the power to represent us in such matters may be delegated to one or more directors, officers or other agents. The day-to-day management has been delegated to our Chief Executive Officer, Christian J. Beckett, and Ron Moskovitz, the Chairman of our Board of Directors, each of whom are authorized to represent us individually in this regard. However, certain matters may not be delegated by our Board of Directors, including approval of our accounts, approval of our annual budget, approval of our policies and approval of recommendations made by any committee of our Board of Directors.

Our Articles further provide that we are bound towards third parties in all matters by the joint signature of a majority of our Board of Directors. In addition, we are also bound towards third parties by the joint or single signature of any person to whom special signatory powers have been delegated pursuant to our Articles.

All decisions to be taken by our Board of Directors are subject to a quorum and vote of a majority of the directors. A Chairman of the Board is elected from the members of the Board. The Chairman has a casting vote in the event of a tie vote. Our Chairman of the Board is Ron Moskovitz, who was re-elected at our Annual Meeting of Shareholders in 2013 for a subsequent one-year term expiring at the 2014 AGM.

The Board must make all decisions in our best interests and each director must notify the Board of any possible conflicts between his/her personal interests and ours. A director must refrain from participating in any deliberation or decision involving such a conflict. A special report on the relevant conflict of interest transaction will be submitted to the shareholders at the next general meeting before any shareholder vote on the matter.

As a foreign private issuer we are exempt from certain requirements of the NYSE that are applicable to U.S. listed companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies on the NYSE, see Item 16G or visit the corporate governance section of our website at www.pacificdrilling.com.

D. EMPLOYEES

Employees

As of December 31, 2013, we and our subsidiaries had a total of 942 employees and 359 subcontractors. These employees consisted of:

•	137 employees and subcontractors in construction management;

•	942 employees and subcontractors in engineering and operations; and

•	222 employees and subcontractors in finance, strategy and business development, sales and marketing and other administrative functions.

As of December 31, 2013, approximately 333 of our employees were located in the United States, 118 were located in South Korea, 578 were located in Nigeria and 208 were located in Brazil. The remainder of our employees were in various other locations around the world.

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

As of December 31, 2012, approximately 291 of our employees were located in the United States, 91 were located in South Korea, 393 were located in Nigeria and 210 were located in Brazil. The remainder of our employees were in various other locations around the world.

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

As of December 31, 2011, approximately 101 of our employees were located in the United States, 212 were located in South Korea, 375 were located in Nigeria and 189 were located in Brazil. The remainder of our employees were in various other locations around the world.

During 2011, we completed the manning of the Pacific Bora and the Pacific Scirocco crews and continued manning of the Pacific Mistral and the Pacific Santa Ana.

During 2012, we completed the manning of the Pacific Mistral and the Pacific Santa Ana and commenced manning of the Pacific Khamsin and the Pacific Sharav.

During 2013, we completed the manning of the Pacific Khamsin, continued manning of the Pacific Sharav and commenced manning of the Pacific Meltem.

We believe that our relations with employees are good. The employees of one of our manpower providers in Nigeria are currently represented by unions and covered by a collective bargaining agreement. Our employees in Brazil are currently represented by unions and covered by a collective bargaining agreement.

E. SHARE OWNERSHIP

The table below shows the number of common shares beneficially owned and the percentage owned of our outstanding common shares for our directors, officers and key employees as of February 19, 2014, and the percentage held of the total common shares in issue. Also shown are their interests in share options awarded to them under the Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (the “2011 Stock Plan”). See Item 6, “Compensation—Equity Compensation Plans” for a description of the 2011 Stock Plan.

Beneficial Interest in Common Shares
Director or Key Employee	Number of shares (in thousands)	Percentage
Christian J. Beckett	*	*
Paul T. Reese	*	*
Cees Van Diemen	*	*
Robert F. MacChesney	*	*
Kinga E. Doris	*	*
William J. Restrepo	*	*
Ron Moskovitz	—	—
Laurence N. Charney	*	*
Jeremy Asher	*	*
Sami Iskander	—	—
Robert Schwed	—	—
Paul Wolff	*	*
Cyril Ducau	—	—
Elias Sakellis	—	—
All officers and directors as a group (a)	2,851	1.3%

*	Owned less than 1% based on the total number of outstanding common shares as of February 19, 2014.
(a)	Includes 2.6 million of common shares issuable upon exercise of options that are exercisable within 60 days of the date of this filing and 0.2 million restricted share units outstanding held by our senior management and directors as of February 19, 2014.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information as of February 19, 2014 for each shareholder whom we know to beneficially own more than five percent of our outstanding common shares:

	Common Shares Held
Identity of Person or Group	Number of Shares (in thousands)	Percentage
Quantum Pacific (Gibraltar) Limited(1)(2)	150,000	69.1%

(1)	Quantum Pacific (Gibraltar) Limited is a Gibraltar company and wholly-owned subsidiary of Quantum Pacific International Limited, the indirect ultimate owner of which is a trust in which Idan Ofer and certain members of his family are the primary beneficiaries. The address of Quantum Pacific (Gibraltar) Limited is 57/63 Line Wall Road, Gibraltar.
(2)	Quantum Pacific (Gibraltar) Limited has agreed to pledge a total of 85.7 million common shares held by it as security for a margin loan.

Prior to our issuance of 60.0 million common shares to private investors in the 2011 Private Placement, Quantum Pacific Group owned 100% of our common shares. Immediately after completion of the 2011 Private Placement, Quantum Pacific Group owned approximately 71.4% of our common shares. Following the completion of our initial public offering and the exercise of the underwriter over-allotment option, Quantum Pacific Group owned approximately 69.2% of our common shares. Our major shareholders do not have different voting rights than our other shareholders.

Quantum Pacific (Gibraltar) Limited has entered into a margin loan arrangement with a financial institution pursuant to which it has agreed to pledge 85.7 million common shares as collateral. In the event of a decline in the value of our shares, a margin call may be triggered. Quantum Pacific (Gibraltar) Limited’s failure to promptly meet any margin calls or default under these financing arrangements could result in the sale or other disposition of some or all of the pledged shares, which could result in one or more persons other than Quantum Pacific (Gibraltar) Limited acquiring a significant voting interest in the Company.

In December 2011, the Company issued all 7.2 million common shares reserved for issuance under our Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (“Reserve Option Shares”) to one of its wholly-owned subsidiaries. These Reserve Option Shares are treated as issued but not outstanding and are held internally for purposes of administering our Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan. The Reserve Option Shares will be issued when and if the respective option holders submit a valid and proper exercise of their legally vested options. Prior to issuance to any such option holders, the Reserve Option Shares do not have voting rights and do not participate in the earnings of the Company.

As of February 19, 2014, we had only one shareholder of record in the United States, Cede & Co. (nominee of The Depository Trust Company) in whose name all shareholdings in the United States are recorded. This single shareholder of record in the United States represented approximately 29.8% of the total outstanding common shares. The number of beneficial owners of our common shares in the United States is significantly larger than the number of record holders of our common shares in the United States.

B. RELATED PARTY TRANSACTIONS

Please refer to Note 15 to the Company’s Consolidated Financial Statements in this annual report for a description of related party transactions.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18, “Financial Statements” within this annual report.

Legal Proceedings

It is to be expected that we and our subsidiaries will be routinely involved in litigation and disputes arising in the ordinary course of our business. On April 16, 2013, Transocean filed a complaint against us in the United States District Court for the Southern District of Texas alleging infringement of their dual activity patents. Transocean seeks relief in the form of a permanent injunction, compensatory damages, enhanced damages, court costs and fees. We do not believe that ultimate liability, if any, resulting from any such pending litigation will have a material adverse effect on our financial condition, results of operations or cash flows.

Distribution Policy

In February 2014, our Board of Directors resolved to recommend to our shareholders at the 2014 annual general meeting of shareholders a distribution to shareholders of up to $152 million, in the aggregate, to be paid in 2015. If the proposal is approved by the shareholders, the form and timing of the distribution payments will be at the discretion of the Board of Directors. It is our intention that any dividend or distribution payments to the holders of our common shares will be made when the Board of Directors determines it is prudent to do so and in amounts the Board of Directors deems reasonable.

Our decision to pay dividends or make distributions is dependent upon numerous factors, including but not limited to, committed and projected capital expenditures, targeted growth and performance metrics, and restrictions imposed under our existing debt agreements and any future debt financing agreements. Additionally, the payment of future dividends, if any, will be determined by us in light of conditions then existing, including our earnings, financial condition, capital requirements, restrictions in existing and future financing agreements, business conditions and other factors. The declaration of any dividend payment or distribution is at the discretion of our Board of Directors and subject to shareholder approval as well as additional requirements of Luxembourg law. Dividends may be lawfully declared and paid if our net profits and distributable reserves are sufficient under Luxembourg law. Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve to the extent the legal reserve is below the 10% threshold. The legal reserve is not available for distribution. In the event that we do not have sufficient net profits and distributable reserves, Luxembourg law may nevertheless permit us to make distributions of share capital or share premium to holders of our common shares. There can be no assurance that we will make dividend payments or distributions in the amount or within the period forecasted.

Under the terms of our 2015 Senior Unsecured Bonds, we are restricted from paying dividends or making distributions exceeding 50% of consolidated net income for the preceding fiscal year. Under the terms of the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B, subject to certain exceptions, we are limited in our ability to pay dividends or make distributions, purchase or redeem our capital stock or make other restricted payments exceeding 50% of consolidated net income since October 1, 2012. The terms of the Revolving Credit Facility permit us to pay dividends or make distributions so long as there is no default thereunder and we are in pro forma compliance with our maximum leverage and minimum liquidity tests thereunder after giving effect to such dividend or distribution payment. The terms of the SSCF allow the payment of dividends or distributions to our shareholders under certain conditions more fully set forth therein, whereby we may distribute up to 50% of our net income per year for the year 2013 and thereafter. Please refer to Note 4 to the Company’s Consolidated Financial Statements in this annual report for a more detailed description of the terms of our debt financings.

B. SIGNIFICANT CHANGES

A signed conditional commitment has been entered into to extend the current contract on the Pacific Bora for an additional two-year period at a dayrate of $615,000 following the expiration of the initial three-year term on August 26, 2014. The two-year extension remains subject to approval from our client’s local partner. The agreement increases the drillship’s contract backlog by approximately $461.5 million.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our common shares have traded on the Norwegian OTC List since April 5, 2011 under the symbol “PDSA.” Our common shares commenced trading on the NYSE on November 11, 2011 under the symbol “PACD.” The NYSE listing is intended to be the Company’s primary listing and the Norwegian OTC listing is intended to be the Company’s secondary listing.

On February 19, 2014, the closing price of our common shares on the NYSE was $10.50 per share.

The following table sets forth, for each full financial year, high and low intraday sale prices of our common shares:

	Price Per Common Share
	NYSE		NOTC
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
Fiscal Year Ended December 31,
2013	12.25	8.89	67.60	49.00
2012	11.47	7.77	63.00	46.00

The following table sets forth, for each full financial quarter for the two most recent fiscal years, high and low intraday sale prices of our common shares:

	Price Per Common Share
	NYSE		NOTC
	High	Low	High	Low
	(US$)	(US$)	(NOK)	(NOK)
Fiscal Year Ended December 31, 2013
Fourth quarter	12.25	10.68	67.60	66.75
Third quarter	11.28	9.20	60.00	54.00
Second quarter	10.23	8.89	54.00	54.00
First quarter	10.71	9.17	52.75	49.00

Fiscal Year Ended December 31, 2012
Fourth quarter	10.99	9.09	60.75	52.00
Third quarter	10.79	8.21	55.00	50.00
Second quarter	10.40	7.77	60.00	46.00
First quarter	11.47	8.95	63.00	52.50

The following table sets forth, for the six most recent months, high and low intraday sale prices of our common shares:

	Price Per Common Share
	NYSE		NOTC
	High	Low	High	Low
	(US$)	(US$)	(NOK)	(NOK)
February 2014 (a)	10.50	9.66	n/a	n/a
January 2014	11.25	10.01	66.50	59.50
December 2013	11.62	10.68	n/a	n/a
November 2013	12.25	11.07	67.00	67.00
October 2013	11.88	10.92	67.60	66.75
September 2013	11.28	9.61	60.00	58.00

(a)	February 1, 2014 through February 19, 2014. No trading occurred on the NOTC for the period.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our common shares currently trade on the NYSE and the Norwegian OTC under the symbols “PACD” and “PDSA,” respectively.

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

Our share capital is comprised of common shares. As of February 19, 2014, an aggregate of 217.1 million common shares, accounting par value $0.01 per share and without nominal value, were issued and outstanding. Each of our outstanding common shares entitles its holder to one vote at any general meeting of shareholders.

Quantum Pacific (Gibraltar) Limited has entered into a margin loan arrangement with a financial institution pursuant to which it has agreed to pledge 85.7 million common shares as collateral. In the event of a decline in the value of our shares, a margin call may be triggered. Quantum Pacific (Gibraltar) Limited’s failure to promptly meet any margin calls or default under these financing arrangements could result in the sale or other disposition of some or all of the pledged shares, which could result in one or more persons other than Quantum Pacific (Gibraltar) Limited acquiring a significant voting interest in the Company.

To our knowledge, as of February 19, 2014, there were no additional shareholders’ arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of us in favor of a third person other than the current controlling shareholder, an entity controlled by the Quantum Pacific Group.

Our common shares are governed by Luxembourg law and our Articles. More information concerning shareholders’ rights can be found in the Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time, and our Articles.

General

We are a Luxembourg société anonyme (a joint stock company). Our legal name is “Pacific Drilling S.A.” We were incorporated on March 11, 2011.

Pacific Drilling S.A. is registered with the Luxembourg Registry of Trade and Companies under the number B159658. Our registered office is located at 8-10, Avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg.

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

Share Capital

As of February 19, 2014, our issued share capital amounted to $2.2 million represented by 224.1 million common shares and 217.1 million common shares issued and outstanding, par value $0.01 per share and without nominal value. We are authorized to issue $50.0 million of share capital (such amount including the currently issued share capital of $2.2 million) and are authorized to issue up to 5.0 billion common shares, having an accounting par value of $0.01 per share and without nominal value (such number of shares including the 224.1 million common shares already issued), out of such authorized share capital.

Under Article 5 of our Articles, our share capital was set on incorporation at $50,000, represented by 50,000 shares in registered form without nominal value. On March 30, 2011, the sole shareholder, Quantum Pacific (Gibraltar) Limited, held a general meeting to approve amending the Company’s Articles to authorize the Board of Directors, for a period of five years, to issue up to $50.0 million of share capital (inclusive of current share capital of the Company). On March 30, 2011, our Board of Directors resolved to split the outstanding 50,000 common shares into 5.0 million common shares, without nominal value. These common shares are held by Quantum Pacific (Gibraltar) Limited. In addition, on March 30, 2011, our Board of Directors resolved for Quantum Pacific (Gibraltar) Limited to become the indirect sole shareholder of all issued common shares of our Predecessor in exchange for the issuance of 145.0 million of our common shares. As of March 31, 2011, our common shares consisted of 150.0 million issued and outstanding common shares, having an accounting par value $0.01 per share, all of which are held by an entity controlled by Quantum Pacific (Gibraltar) Limited. In connection with the 2011 Private Placement, we issued 60.0 million common shares to international and U.S. investors for gross proceeds of $600.0 million. Following completion of the 2011 Private Placement, our share capital consisted of 210.0 million common shares issued and outstanding.

In November 2011, the Company completed an initial public offering of 6.0 million common shares. In December 2011, the underwriters purchased an additional 0.9 million common shares pursuant to the full exercise of an over-allotment option. The initial public offering resulted in net proceeds of approximately $50.3 million. In December 2011, the Company also issued 7.2 million common shares to one of our wholly-owned subsidiaries, which represents 3.3% of our outstanding common shares. These common shares are held in treasury for purposes of administering our Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan.

As of December 31, 2013, the Company’s share capital consisted of 5.0 billion common shares authorized and 217.0 million common shares issued and outstanding of which approximately 69.1% was held by Quantum Pacific (Gibraltar) Limited.

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

Pursuant to Article 5.3 of our Articles, our Board of Directors is authorized, for a period of five years from the publication of our incorporation deed on March 11, 2011, to increase the current share capital once or more up to $50.0 million by the issue of new shares having the same rights as the existing shares, or without any such issue. Accordingly, our Board of Directors may issue up to 4.8 billion common shares until March 11, 2016 against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as our Board of Directors or its delegates may in its or their discretion resolve while waiving, suppressing or limiting any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.

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

General Meeting of Shareholders

In accordance with Luxembourg law and our Articles, any regularly constituted general meeting of shareholders represents the entire body of shareholders of the Company. The general meeting has full power to adopt and ratify all acts and operations that are consistent with our corporate object.

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

Appointment and Removal of Directors. Members of our Board of Directors may be elected by simple majority of the votes validly cast at any general meeting of shareholders. Under our Articles, all directors can be elected for a period of up to six years with such possible extension as provided therein, provided that currently each director is serving a one-year term set to expire in May 2014. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. If the office of a director becomes vacant, our Articles provide that the other directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

Neither Luxembourg law nor our Articles contain any restrictions as to the voting of our common shares by non-Luxembourg residents.

Amendment to Our Articles of Association

Luxembourg law requires an extraordinary general meeting of shareholders to resolve upon an amendment to our Articles. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to our Articles.

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

Merger and Division

A merger by absorption whereby a Luxembourg company, after its dissolution without liquidation, transfers to another company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved by an extraordinary general meeting of shareholders of the Luxembourg company to be held before a notary. Similarly, the de-merger of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders.

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

Distributions

Subject to Luxembourg law, each share is entitled to participate equally in distributions if and when declared by the general meeting of shareholders out of funds legally available for such purposes. Pursuant to our Articles, the general meeting of shareholders approves distributions and our Board of Directors may declare interim distributions, to the extent permitted by Luxembourg law.

Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution has been declared.

Annual Accounts

Each year our Board of Directors must prepare annual accounts of Pacific Drilling S.A., that is, an inventory of our assets and liabilities, together with a balance sheet and a profit and loss account. Our Board of Directors must also prepare a consolidated management report each year on the consolidated financial statements of the Company. The annual accounts, the consolidated financial statements of the Company, the consolidated management report and the auditor’s reports must be available for inspection by shareholders at our registered office at least 15 calendar days prior to the date of the annual general meeting of shareholders.

The annual accounts, after approval by the annual general meeting of shareholders, will need to be filed with the Luxembourg registry of trade and companies within seven months of the close of the financial year.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual general meeting of shareholders, including the annual accounts, the consolidated financial statements of the Company, a list of directors and independent auditors, a list of shareholders whose shares are not fully paid-up, the management consolidated report and the auditor’s reports.

The annual accounts, the consolidated financial statements of the Company, the consolidated management report and the auditor’s reports are sent to registered shareholders at the same time as the convening notice for the annual general meeting of shareholders. In addition, any registered shareholder is entitled to receive a copy of these documents free of charge 15 calendar days prior to the date of the annual general meeting of shareholders upon request.

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

Equity Instruments and Other Arrangements Affecting Equity

Our Predecessor adopted the 2009 Stock Plan, which provided for the granting of stock options, stock appreciation rights, restricted shares, restricted share units and other equity-based or equity-related awards to directors, officers, employees and consultants. In March 2011, we substituted all outstanding awards under the 2009 Stock Plan with new awards of options to purchase common shares under the 2011 Stock Plan. All options under the 2011 Stock Plan expire on the earliest of (i) ten years after the date of grant, (ii) 90 days after the employee ceases to provide services to us or one of our affiliates or (iii) 6 months following the employee’s death. Concurrent with the Substitution, we terminated the 2009 Stock Plan and no new awards will be made under that plan. See Item 6, “Compensation—Equity Compensation Plans” for additional information regarding the 2011 Stock Plan.

C. MATERIAL CONTRACTS

The Company has no material contracts other than those entered into in the ordinary course of business and those described in our description of indebtedness. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” and Note 4 to the Company’s Consolidated Financial Statements in this annual report for a more detailed description of the terms of our debt financings.

D. EXCHANGE CONTROLS

There are no legislative or other legal provisions currently in force in Luxembourg or arising under our Articles that restrict the payment of dividends or distributions to holders of Pacific Drilling S.A. shares not resident in Luxembourg, except for regulations restricting the remittance of dividends, distributions and other payments in compliance with United Nations and European Union sanctions. There are no limitations, either under the laws of Luxembourg or in our Articles, on the right of non-Luxembourg nationals to hold or vote Pacific Drilling S.A. shares.

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

This discussion is based on the laws of the Grand-Duchy of Luxembourg, including the Income Tax Act of December 4, 1967, as amended, the Municipal Business Tax Act of December 1, 1936, as amended, and the Net Wealth Tax Act of October 16, 1934, as amended, to which we jointly refer to as the laws of the Grand-Duchy of Luxembourg, including the regulations promulgated thereunder, and published judicial decisions and administrative pronouncements, each as in effect on the date of this annual report or with a known future effective date and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). However, there can be no assurance that the Luxembourg tax authorities will not challenge any of the Luxembourg tax considerations described below; in particular, changes in law and/or administrative practice, as well as changes in relevant facts and circumstances, may alter the tax considerations described below. Prospective investors are encouraged to consult their own professional advisors as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

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

•

A corporate U.S. Holder, which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which our common shares are attributable, will be required to recognize capital gains (or losses as the case may be) on the sale of such common shares, which will be subject to Luxembourg corporate income tax and municipal business tax. However, gains realized on the sale of the common shares may benefit from the exemption provided for by Article 166 of the

Luxembourg Income Tax and the Grand-Ducal Decree of December 21, 2001 (as amended) provided that at the time of the disposal of the common shares (a) the corporate U.S. Holder (acting through its permanent representative or fixed place of business in Luxembourg) of common shares holds a stake representing at least 10% of our total share capital or a cost price of at least 6,000,000 Euros (“€”) and (b) such qualifying shareholding has been held for an uninterrupted period of at least 12 months or the corporate U.S. Holder (acting through its permanent representative or fixed place of business in Luxembourg) undertakes to continue to own such qualifying shareholding until such time as the corporate U.S. Holder (acting through its permanent representative or fixed place of business in Luxembourg) has held our common shares for an uninterrupted period of at least 12 months. In certain circumstances, the exemption may not apply in part or in full; for example; the capital gains exemption (for gains arising on an alienation of the common shares) does not apply to the amount of previously tax deducted expenses and write-offs related to these common shares.

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

Exemption from Luxembourg Withholding Tax

Dividends and similar distributions paid to U.S. Holders may be exempt from Luxembourg dividend withholding tax if: (1) the U.S. Holder is a qualifying corporate entity holding a stake representing at least 10% of our total share capital or which acquired the common shares for at least €1,200,000 (or its equivalent amount in a foreign currency); and (2) the U.S. Holder has either held this qualifying stake in our capital for an uninterrupted period of at least 12 months at the time of the payment of the dividend or undertakes to continue to own such qualifying shareholding until such time as it has held the common shares for an uninterrupted period of at least 12 months. Based on the above, the U.S. Holder will be a qualifying corporate entity for the exemption if it is fully subject to a tax in the United States that corresponds to Luxembourg corporate income tax.

Under current Luxembourg tax law, payments to shareholders in relation to a reduction of share capital or share premium are not subject to Luxembourg dividend withholding tax if certain conditions are met, including, for example, the condition that we do not have distributable reserves or profits. If we have, at the time of the payment to shareholders with respect to their common shares, distributable reserves or profits, a distribution of share capital or share premium will be recharacterized for Luxembourg tax purposes as a distribution of such reserves or earnings subject to withholding tax. Based on this treatment under Luxembourg law, if certain conditions are met, it can be expected that a substantial amount of potential future payments to be made by us may not be subject to Luxembourg withholding tax.

Reduction of Luxembourg Withholding Tax

U.S. corporate Holders may claim application of a reduced Luxembourg dividend withholding tax at a rate of 5% under the conditions provided for by Article 10 (2) (a) (i) of the Treaty, i.e., shareholding of at least 10% of the voting stock of the distributing company without minimum holding period in relation to these shares.

Net Wealth Tax

U.S. Holders

Luxembourg net wealth tax will not be levied on a U.S. Holder with respect to the common shares unless the common shares are attributable to an enterprise or part thereof that is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg, in which case an exemption may apply based on Paragraph 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz),

Registration Tax/Stamp Duty

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

We believe that we will not be a PFIC in the current taxable year and that we will not become a PFIC in any future taxable year. The determination of whether a corporation is a PFIC is made annually and thus may be subject to change. Therefore, we can give investors no assurance as to our PFIC status. U.S. Holders are encouraged to consult their own independent tax advisors about the PFIC rules, including the availability of certain elections and reporting requirements (which reporting requirements are effective for tax years ending on or after December 31, 2013). The remainder of this discussion assumes that we will not be a PFIC for the current taxable year or for any future taxable year.

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

Dividends (including amounts withheld on account of foreign taxes) paid with respect to our common shares generally will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder. A non-corporate U.S. Holder would be entitled to a preferential rate of U.S. federal income taxation (with the applicable rate based on the income and filing status of the U.S. Holder) with respect to any dividends paid on our common shares only if we are a “qualified foreign corporation.” We will be treated as a qualified foreign corporation if the common shares are readily tradable on an established securities market or if we are eligible for the benefits of a comprehensive income tax treaty with the United States. As our common shares are traded on an established securities market we are a qualified foreign corporation and therefore non-corporate U.S. Holders will be eligible for a preferential tax rate if the holders meet certain holding period and other requirements. A preferential tax rate will not apply to amounts that the U.S. Holder takes into account as “investment income,” which may be offset by investment expense. Dividends on our common shares will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. You are encouraged to consult your independent tax advisor regarding qualification for a preferential rate on dividend income and the rules related to investment income.

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

Taxation of Capital Gains

Gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds before the deduction of any foreign tax) on the sale, exchange or other taxable disposition and such U.S. Holder’s adjusted tax basis in the common shares. The capital gains of a U.S. Holder that is an individual, estate or trust currently will be subject to a reduced rate of U.S. federal income tax (with the applicable rate based on the income and filing status of the U.S. Holder) if the holder’s holding period for the common shares exceeded one year as of the time of the disposition. The deductibility of capital losses is subject to certain limitations. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of shares that is subject to Luxembourg or other foreign income tax imposed on the gain, the U.S. Holder may not be able to benefit from the foreign tax credit for that foreign income tax (i.e., because gain on the disposition would be U.S. source). Alternatively, the U.S. Holder may take a deduction for the foreign income tax if such holder does not take a credit for any foreign income tax during the taxable year.

Reporting Requirements Regarding Foreign Financial Accounts

Certain U.S. Holders who are individuals and who hold “specified foreign financial assets” (as defined in section 6038D of the Code) with values in excess of certain dollar thresholds, as prescribed by applicable U.S. Treasury Regulations, are required to report such assets on IRS Form 8938 with their U.S. federal income tax returns. Specified foreign financial assets include stock of a non-U.S. corporation (such as our common shares) that is not held in an account maintained by a “financial institution” (as defined in section 1471(d)(5) of the Code). An individual who fails to timely furnish the required information may be subject to a penalty. Additionally, in the event a U.S. Holder does not file the required information, the statute of limitations may not close until three years after such information is filed. Under certain circumstances, an entity may be treated as an individual for purposes of the foregoing rules. Investors are urged to consult their tax advisor regarding these reporting requirements and any other reporting requirements that may be applicable to their particular circumstances.

Additional Medicare Tax on Net Investment Income

For taxable years beginning after December 31, 2012, an additional 3.8% Medicare tax is imposed on the “net investment income” of certain United States citizens and resident aliens and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes dividends and certain net gain from the disposition of property, less certain deductions. Investors are encouraged to consult their independent tax advisors with respect to this additional tax.

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

Backup Withholding and Information Reporting

In general, dividends on common shares, and the proceeds of a sale, exchange or other disposition of common shares for cash, paid within the United States or through certain U.S. related financial intermediaries to a U.S. Holder or a Non-U.S. Holder are subject to information reporting to the IRS and may be subject to backup withholding unless the holder is an exempt recipient, is an exempt foreign person or, in the case of backup withholding, provides an accurate taxpayer identification number and certifies under penalty of perjury that the holder is a U.S. person and is not subject to backup withholding.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are required to file annual and special reports and other information with the SEC. You may read and copy any documents filed by the Company at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC.

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

We have been advised by our Luxembourg counsel that the United States and Luxembourg are not currently bound by a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards rendered in civil and commercial matters. According to such counsel, an enforceable judgment for the payment of monies rendered by any U.S. federal or state court based on civil liability, whether or not predicated solely upon the U.S. securities laws, would not directly be enforceable in Luxembourg. However, a party who received such favorable judgment in a U.S. court may initiate enforcement proceedings in Luxembourg (exequatur) by requesting enforcement of the U.S. judgment by the District Court (Tribunal d’Arrondissement) pursuant to Section 678 of the New Luxembourg Code of Civil Procedure. The District Court will authorize the enforcement in Luxembourg of the U.S. judgment if it is satisfied that all of the following conditions are met:

•	the U.S. judgment is enforceable in the United States;

•

the U.S. court awarding the judgment has jurisdiction to adjudicate the respective matter under applicable U.S. federal or state jurisdictions rules, and that jurisdiction is recognized by Luxembourg private international and local law;

•	the U.S. court has applied to the dispute the substantive law that would have been applied by Luxembourg courts;

•	the principles of natural justice have been complied with;

•	the U.S. judgment does not contravene international public policy or order as understood under the laws of Luxembourg or has not been given in proceedings of a criminal nature;

•	the U.S. court has acted in accordance with its own procedural laws; and

•	the U.S. judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense.

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

Interest Rate Risk. We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. As of December 31, 2013, our net exposure to floating interest rate fluctuations on our outstanding debt was $173.8 million, based on floating rate debt of $886.3 million less the $712.5 million notional principal of our floating to fixed interest rate swaps. Our net exposure to floating interest rate fluctuations excludes the Revolving Credit Facility as no amounts were borrowed under the facility subject to floating interest rates as of December 31, 2013. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $1.7 million on an annual basis as of December 31, 2013. As of December 31, 2012, our net exposure to floating interest rate fluctuations on our outstanding debt was $70.8 million, based on our total net interest bearing debt of $1,456.0 million less the $1,385.0 million notional principal of our floating to fixed interest rate swaps. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $0.7 million on an annual basis as of December 31, 2012. Please read Item 5, “Liquidity and Capital Resources—Derivative Instruments and Hedging Activities” and Notes 9 and 10 to the Company’s Consolidated Financial Statements in this annual report.

Foreign Currency Exchange Rate Risk. We use the U.S. Dollar as our functional currency because the substantial majority of our revenues and expenses are denominated in U.S. Dollars. Accordingly, our reporting currency is also U.S. Dollars. However, there is a risk that currency fluctuations could have an adverse effect on us as we do earn revenue and incur expenses in other currencies. We utilize the payment structure of client contracts to selectively reduce our exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. Due to various factors, including client acceptance, local banking laws, other statutory requirements, local currency convertibility and the impact of inflation on local costs, actual local currency needs may vary from those anticipated in the client contracts, resulting in partial exposure to foreign exchange risk. Fluctuations in foreign currencies have not had a material impact on our overall operating results or financial condition.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria for internal control over financial reporting described in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operating effectiveness of its internal control over financial reporting.

Management reviewed the results of its assessment with the Audit Committee of the Company’s Board of Directors. Based on this assessment, management has concluded that, as of December 31, 2013, the Company’s internal control over financial reporting was effective.

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

Our Board of Directors has determined that Mr. Charney, Chairman of the Audit Committee, is an independent Director and is an Audit Committee Financial Expert. See Item 6, “Directors and Senior Management” for a description of Mr. Charney’s listing of relevant experience.

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

	Years ended December 31,
	2013	2012
	(In thousands)
Audit fees(a)	$1,600	$1,400
Audit-related fees(b)	—	—
Tax fees(c)	—	—
All other fees(d)	—	—

Total	$1,600	$1,400

(a)	Audit fees represent professional services rendered for the audit of our annual consolidated financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b)	Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our consolidated financial statements, which have not been reported under audit fees above.
(c)	Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
(d)	All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee’s primary responsibilities are to assist the Board of Directors’ oversight of: our accounting practices; the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, selection, independence and performance of our independent auditors; and the internal audit function. The Audit Committee has adopted in its charter a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors.

Under the policy, the Audit Committee pre-approves all audit services to be provided to the Company, whether provided by the principal auditors or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditors; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable rules and regulations. All services provided by the principal external auditors for the years ended December 31, 2013, 2012 and 2011 were approved by the Audit Committee pursuant to the pre-approval policy.

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

Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Our non-management directors have regularly held executive sessions without management, although we do not have a specific requirement as to the frequency of such sessions.

Nominating/Corporate Governance Committee. The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. However, as permitted under Luxembourg law and our Articles, our nominating committee is not independent and is not comprised exclusively of independent directors.

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

See Item 18 below.

ITEM 18.	FINANCIAL STATEMENTS

Historical Consolidated Financial Statements

Pacific Drilling S.A. was formed as a Luxembourg company under the form of a société anonyme to act as an indirect holding company for our Predecessor. In connection with the Restructuring, our Predecessor was contributed to a wholly-owned subsidiary of the Company by the Quantum Pacific Group. The Company did not engage in any business or other activities prior to the Restructuring except in connection with its formation and the Restructuring. The Restructuring was limited to entities that were all under the control of the Quantum Pacific Group and its affiliates, and, as a result, the Restructuring was accounted for as a transaction between entities under common control. As a result, the consolidated financial statements of Pacific Drilling S.A. are presented using the historical values of the Predecessor’s financial statements on a combined basis prior to the Restructuring. However, the issued share capital of Pacific Drilling S.A. is retrospectively reflected for all periods to reflect the 150.0 million common shares held by the Quantum Pacific Group at the completion of the Restructuring. The financial information relating to the Company and its subsidiaries have been prepared in accordance with U.S. GAAP and are in U.S. dollars.

TPDI Financial Statements

The Company determined that Transocean was the primary beneficiary of TPDI for accounting purposes, and, as a result, accounted for TPDI as an equity method investment in our consolidated financial statements. The audited financial statements of TPDI as of March 31, 2011 and for the three months ended March 31, 2011, including the applicable notes thereto, have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars.

The following financial statements listed below are filed as part of this annual report on Form 20-F:

Pacific Drilling S.A.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Articles of Association of Pacific Drilling S.A. (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1, File No. 333-177774).

1.2	Form of Amended and Restated Articles of Association of Pacific Drilling S.A. (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1, File No. 333-177774).

2.1	Registration Rights Agreement between Pacific Drilling S.A. and Quantum Pacific (Gibraltar) Limited, dated November 16, 2011 (incorporated by reference to Exhibit 2(a)(1) to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

2.2	Bond Agreement, dated February 23, 2012, between Pacific Drilling S.A. and Norsk Tillitsmann ASA (incorporated by reference to Exhibit 2(b)(1) to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

2.3	Indenture, dated as of November 28, 2012, among Pacific Drilling V Limited, Pacific Drilling S.A. and each subsidiary guarantor from time to time party thereto, as guarantors, and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent (incorporated by reference to Exhibit 99.1 to our Report on Form 6-K, filed December 5, 2012, File No. 001-35345).

2.4	Form of Note (incorporated by reference to Exhibit 99.2 to our Report on Form 6-K, filed December 5, 2012, File No. 001-35345).

4.1	Amendment and Restatement Agreement in Respect of the Project Facilities Agreement and the Intercreditor Agreement, dated March 30, 2011, among Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd. and Pacific Santa Ana Ltd., as Borrowers, Pacific Drilling Limited, as Guarantor, and the arrangers, lenders and agents named therein (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1, File No. 333-177774).

4.2	Second Amendment and Restatement Agreement in Respect of the Project Facilities Agreement and the Intercreditor Agreement, dated March 30, 2012, among Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., as the Borrowers, Pacific Santa Ana Ltd., as the Resigning Borrower, Pacific Drilling Limited, as Guarantor, Pacific Santa Ana S.à r.l., as the Acceding Borrower and the arrangers, lenders and agents named therein (incorporated by reference to Exhibit 4.1 to our Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

4.3	Third Amendment and Restatement Agreement in Respect of the Project Facilities Agreement and the Intercreditor Agreement, dated April 19, 2012, among Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., and Pacific Santa Ana S.à r.l., as the Borrowers, Pacific Drilling Limited, as Guarantor, Pacific Bora Ltd., Pacific Scirocco Ltd., Pacific Drilling Limited, Pacific International Drilling West Africa Limited, Pacific Drilling (Gibraltar) Limited, and Pacific Drilling S.A., as the TI Bond Facility Obligors and the arrangers, lenders and agents named therein (incorporated by reference to Exhibit 4.2 to our Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

4.4	Letter of Credit Facility and Guaranty Agreement for Standby Letter of Credit, dated as of April 19, 2012, among Pacific Scirocco Ltd., Pacific Drilling (Gibraltar) Limited, Pacific Drilling Limited and Pacific Drilling S.A. and the arrangers, lenders and agents named therein (incorporated by reference to Exhibit 4.3 to our Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

4.5	Letter of Credit Facility and Guaranty Agreement for Standby Letter of Credit, dated as of April 19, 2012, among Pacific Bora Ltd., Pacific Drilling (Gibraltar) Limited, Pacific Drilling Limited and Pacific Drilling S.A. and the arrangers, lenders and agents named therein (incorporated by reference to Exhibit 4.4 to our Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

4.6	Termination Agreement, dated as of April 19, 2012, among Pacific Drilling (Gibraltar) Limited, Pacific Drilling S.A and Citibank N.A. (incorporated by reference to Exhibit 4.5 to our Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

Exhibit Number	Description

4.7	Termination Agreement, dated as of April 19, 2012, among Pacific Drilling (Gibraltar) Limited, Quantum Pacific International Limited and Citibank N.A (incorporated by reference to Exhibit 4.6 to our Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

4.8	Termination Agreement, dated as of April 24, 2012, among Pacific Drilling (Gibraltar) Limited and Standard Chartered Bank (incorporated by reference to Exhibit 4.7 to our Report on Form 6-K, filed May 31, 2012, File No. 001-35345).

4.9	Agreement for Standby Letter of Credit, dated as of July 7, 2011, between Pacific Drilling (Gibraltar) Limited and Citibank, N.A. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1, File No. 333-177774).

4.10	Guaranty, dated as of July 7, 2011, by Quantum Pacific International Limited, as guarantor, in favor of Citigroup Inc. and each subsidiary or affiliate thereof (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1, File No. 333-177774).

4.11	Pledge Agreement, dated as of June 27, 2011, between Pacific Drilling (Gibraltar) Limited, as pledgor, and Citibank, N.A. (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1, File No. 333-177774).

4.12	Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1, File No. 333-177774).

4.13	Agreement for Standby Letter of Credit, dated as of November 29, 2011, between Pacific Drilling (Gibraltar) Limited and Citibank, N.A (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

4.14	Guaranty, dated as of November 29, 2011, by Pacific Drilling S.A., as guarantor, in favor of Citigroup Inc. and each subsidiary or affiliate thereof (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

4.15	Pledge Agreement, dated as of November 29, 2011, between Pacific Drilling (Gibraltar) Limited, as pledgor, and Citibank, N.A., as amended by that letter agreement dated as of December 9, 2011 (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

4.16	Letter of Credit Reimbursement Agreement, dated as of December 6, 2011, between Pacific International West Africa Limited and Standard Chartered Bank (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

4.17	Assignment of Cash Collateral Account, dated as of December 6, 2011, between Pacific Drilling (Gibraltar) Limited and Standard Chartered Bank (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

4.18	Second Amendment Agreement in Respect of the Project Facilities Agreement, dated December 28, 2012, among Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., and Pacific Santa Ana S.à r.l., as the Borrowers, Pacific Drilling Limited, as Guarantor, Pacific International Drilling West Africa Limited, Pacific Drilling (Gibraltar) Limited and the arrangers, lenders and agents named therein (incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F filed February 28, 2013, File No. 001-35345).

4.19	Senior Secured Credit Facility Agreement, dated as of February 19, 2013, among Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, as Borrowers, Pacific Drilling S.A., as Guarantor, and the arrangers, lenders and agents named therein (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed February 25, 2013, File No. 001-35345).

4.20	Indenture, dated as of June 3, 2013, among Pacific Drilling S.A., the guarantors party thereto and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed June 7, 2013, File No. 001-35345).

Exhibit Number	Description

4.21	Term Loan Agreement, dated as of June 3, 2013, among Pacific Drilling S.A., as Borrower, Various Lenders and Citibank, N.A., as Administrative Agent, Citigroup Global Markets, Inc., Goldman Sachs Lending Partners LLC, Deutsche Bank Securities Inc. and Barclays Bank PLC, as Joint Lead Arrangers, Joint Bookrunners and Joint Syndication Agents and ABN AMRO Securities (USA) LLC, Credit Agricole Securities (USA) Inc., ING Financial Markets LLC, Nordea Bank Danmark A/S, Pareto Securities AS, RS Platou Markets AS, Scotia Capital (USA) Inc., Skandinaviska Enskilda Banken AB (Publ.), Standard Chartered Bank and NIBC Bank N.V., as Co-Documentation Agents and Co-Syndication Agents (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K, filed June 7, 2013, File No. 001-35345).

4.22	Credit Agreement, dated as of June 3, 2013, among Pacific Drilling S.A., as Borrower, Various Lenders and Citibank, N.A., as Administrative Agent and Issuing Lender, Citigroup Global Markets Inc., Goldman Sachs Bank USA and Deutsche Bank Securities Inc., as Joint Lead Arrangers and Joint Bookrunners, Barclays Bank PLC, as Joint Bookrunners and Citigroup Global Markets Inc., as Syndication Agent (incorporated by reference to Exhibit 99.4 to the Report on Form 6-K, filed June 7, 2013, File No. 001-35345).

4.23	Intercreditor Agreement, dated as of June 3, 2013, by and among Citibank, N.A., as Pari Passu Collateral Agent for the Pari Passu Secured Parties, Citibank, N.A., as administrative agent for the Revolving Credit Agreement Secured Parties, Citibank, N.A., as administrative agent for the Term Loan Secured Parties, the Trustee, as trustee under the Indenture, the Company and each other Grantor and other party signatory thereto or that has executed a Joinder Consent Agreement (incorporated by reference to Exhibit 99.5 to the Report on Form 6-K, filed June 7, 2013, File No. 001-35345).

4.24	Amendment No. 1 to Senior Secured Credit Facility Agreement (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed November 7, 2013, File No. 001-35345).

4.25	Amended and Restated Senior Secured Credit Facility Agreement, dated as of September 13, 2013, among Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, as Borrowers, Pacific Drilling S.A., as Guarantor, and the arrangers, lenders and agents named therein (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K, filed November 7, 2013, File No. 001-35345).

4.26	Amendment No. 1 to Senior Secured Revolving Credit Facility (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K, filed November 7, 2013, File No. 001-35345).

8.1*	Subsidiaries of Pacific Drilling S.A.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of Independent Registered Public Accounting Firm.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PACIFIC DRILLING S.A.

	By:	/s/ CHRISTIAN J. BECKETT
	Name:	Christian J. Beckett
	Title:	Chief Executive Officer
Date: March 3, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Pacific Drilling S.A.:

We have audited the accompanying consolidated balance sheets of Pacific Drilling S.A. and subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Transocean Pacific Drilling Inc. (TPDI – a 50% owned unconsolidated investee company). The Company’s investment in TPDI at December 31, 2011 was $0, and its equity in earnings of TPDI was $18,955,000 for the year ended December 31, 2011. The financial statements of TPDI were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TPDI, is based solely on the report of other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Drilling S.A. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Houston, Texas

March 3, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Pacific Drilling S.A.:

We have audited Pacific Drilling S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting in Item 15b of Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pacific Drilling S.A. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated March 3, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Houston, Texas

March 3, 2014

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Years Ended December 31,
	2013	2012	2011
Revenues
Contract drilling	$745,574	$638,050	$65,431
Costs and expenses
Contract drilling	(337,277)	(331,495)	(32,142)
General and administrative expenses	(48,614)	(45,386)	(52,614)
Depreciation expense	(149,465)	(127,698)	(11,619)

	(535,356)	(504,579)	(96,375)
Loss of hire insurance recovery	—	23,671	18,500

Operating income (loss)	210,218	157,142	(12,444)
Other income (expense)
Costs on interest rate swap termination	(38,184)	—	—
Interest expense, other	(94,027)	(104,685)	(10,384)

Total interest expense	(132,211)	(104,685)	(10,384)
Costs on extinguishment of debt	(28,428)	—	—
Equity in earnings of Joint Venture	—	—	18,955
Interest income from Joint Venture	—	—	495
Other income (expense)	(1,554)	3,245	3,675

Income before income taxes	48,025	55,702	297
Income tax expense	(22,523)	(21,713)	(3,200)

Net income (loss)	$25,502	$33,989	$(2,903)

Earnings (loss) per common share, basic (Note 8)	$0.12	$0.16	$(0.01)

Weighted-average number of common shares, basic (Note 8)	216,964	216,901	195,448

Earnings (loss) per common share, diluted (Note 8)	$0.12	$0.16	$(0.01)

Weighted-average number of common shares, diluted (Note 8)	217,421	216,903	195,448

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Years Ended December 31,
	2013	2012	2011
Net income (loss)	$25,502	$33,989	$(2,903)
Other comprehensive income (loss):
Unrecognized gain on Joint Venture derivative instruments	—	—	720
Reclassification adjustment for loss on Joint Venture derivative instruments realized in net income	—	—	2,996

	—	—	3,716

Unrecognized gain (loss) on derivative instruments	2,139	(22,551)	(62,086)
Reclassification adjustment for loss on derivative instruments realized in net income (Note 9)	47,720	24,419	1,802

	49,859	1,868	(60,284)

Total other comprehensive income (loss)	49,859	1,868	(56,568)

Total comprehensive income (loss)	$75,361	$35,857	$(59,471)

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except par value)

	December 31,
	2013	2012
Assets:
Cash and cash equivalents	$204,123	$605,921
Restricted cash	—	47,444
Accounts receivable	206,078	152,299
Materials and supplies	65,709	49,626
Deferred financing costs	14,857	17,707
Current portion of deferred costs	48,202	37,519
Prepaid expenses and other current assets	13,889	13,930

Total current assets	552,858	924,446

Property and equipment, net	4,512,154	3,760,421
Restricted cash	—	124,740
Deferred financing costs	53,300	32,157
Other assets	45,728	52,164

Total assets	$5,164,040	$4,893,928

Liabilities and shareholders’ equity:
Accounts payable	$54,235	$30,230
Accrued expenses	66,026	39,345
Current portion of long-term debt	7,500	218,750
Accrued interest	21,984	29,594
Derivative liabilities, current	4,984	17,995
Current portion of deferred revenue	96,658	66,142

Total current liabilities	251,387	402,056

Long-term debt, net of current maturities	2,423,337	2,034,958
Deferred revenue	88,465	97,014
Other long-term liabilities	927	44,652

Total long-term liabilities	2,512,729	2,176,624

Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 224,100 shares issued and 217,035 and 216,902 shares outstanding as of December 31, 2013 and December 31, 2012, respectively	2,170	2,169
Additional paid-in capital	2,358,858	2,349,544
Accumulated other comprehensive loss	(8,557)	(58,416)
Retained earnings	47,453	21,951

Total shareholders’ equity	2,399,924	2,315,248

Total liabilities and shareholders’ equity	$5,164,040	$4,893,928

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

(in thousands)

	Common Shares		Treasury Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
	Shares	Amount
Balance at January 1, 2011	1,921	$2	—	$1,697,608	$(13,458)	$91,055	$1,775,207
Restructuring share issuance, net	148,079	1,498	—	(1,498)	—	—	—
Issuance of common shares, net	66,900	669	—	625,147	—	—	625,816
Issuance of common shares to treasury	—	—	7,200	—	—	—	—
Contribution from shareholder	—	—	—	142,759	—	—	142,759
Other comprehensive income from Joint Venture	—	—	—	—	3,716	—	3,716
Net income prior to Joint Venture interest assignment	—	—	—	—	—	9,135	9,135
Joint Venture interests assigned to shareholder	—	—	—	(124,920)	9,742	(100,190)	(215,368)
Share-based compensation liability modification	—	—	—	2,290	—	—	2,290
Share-based compensation	—	—	—	2,840	—	—	2,840
Other comprehensive loss	—	—	—	—	(60,284)	—	(60,284)
Net loss subsequent to Joint Venture interest assignment	—	—	—	—	—	(12,038)	(12,038)

Balance at December 31, 2011	216,900	2,169	7,200	2,344,226	(60,284)	(12,038)	2,274,073

Shares issued under share-based compensation plans	2	—	(2)	—	—	—	—
Share-based compensation	—	—	—	5,318	—	—	5,318
Other comprehensive loss	—	—	—	—	1,868	—	1,868
Net income	—	—	—	—	—	33,989	33,989

Balance at December 31, 2012	216,902	2,169	7,198	2,349,544	(58,416)	21,951	2,315,248

Shares issued under share-based
compensation plan	133	1	(133)	(1)	—	—	—
Share-based compensation	—	—	—	9,315	—	—	9,315
Other comprehensive income	—	—	—	—	49,859	—	49,859
Net loss	—	—	—	—	—	25,502	25,502

Balance at December 31, 2013	217,035	$2,170	7,065	$2,358,858	$(8,557)	$47,453	$2,399,924

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2013	2012	2011
Cash flow from operating activities:
Net income (loss)	$25,502	$33,989	$(2,903)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	149,465	127,698	11,619
Amortization of deferred revenue	(72,515)	(95,750)	(8,566)
Amortization of deferred costs	39,479	70,660	4,288
Amortization of deferred financing costs	10,106	13,926	1,067
Amortization of debt discount	445	—	—
Provision for materials and supplies obsolescence	1,115	—	—
Write-off of unamortized deferred financing costs	27,644	—	—
Costs on interest rate swap termination	38,184	—	—
Deferred income taxes	(3,119)	(3,766)	(3,169)
Share-based compensation expense	9,315	5,318	4,471
Equity in earnings of Joint Venture	—	—	(18,955)
Interest income from Joint Venture	—	—	(495)
Changes in operating assets and liabilities:
Accounts receivable	(53,779)	(89,721)	(45,051)
Materials and supplies	(17,198)	(6,640)	(35,031)
Prepaid expenses and other assets	(30,840)	(61,548)	(108,593)
Accounts payable and accrued expenses	12,301	33,865	39,437
Deferred revenue	94,482	156,967	97,550

Net cash provided by (used in) operating activities	230,587	184,998	(64,331)

Cash flow from investing activities:
Capital expenditures	(876,142)	(449,951)	(1,539,630)
Decrease (increase) in restricted cash	172,184	204,784	(315,286)

Net cash used in investing activities	(703,958)	(245,167)	(1,854,916)

Cash flow from financing activities:
Proceeds from issuance of common shares, net	—	—	625,816
Proceeds from long-term debt	1,656,250	797,415	1,275,000
Payments on long-term debt	(1,480,000)	(218,750)	(50,000)
Payment for costs on interest rate swap termination	(41,993)	—	—
Deferred financing costs	(62,684)	(19,853)	(6,803)
Proceeds from related-party loan	—	—	142,205

Net cash provided by financing activities	71,573	558,812	1,986,218

Increase (decrease) in cash and cash equivalents	(401,798)	498,643	66,971
Cash and cash equivalents, beginning of period	605,921	107,278	40,307

Cash and cash equivalents, end of period	$204,123	$605,921	$107,278

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1—Nature of Business

Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling contractor committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification rigs. Our primary business is to contract our ultra-deepwater rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients. As of December 31, 2013, we were operating five drillships under client contract and have three drillships under construction at Samsung Heavy Industries (“SHI”), one of which is under client contract.

Pacific Drilling S.A. was formed on March 11, 2011, as a Luxembourg company under the form of a société anonyme to act as an indirect holding company for its predecessor, Pacific Drilling Limited (our “Predecessor”), a company organized under the laws of Liberia, and its subsidiaries in connection with a corporate reorganization completed on March 30, 2011, referred to as the “Restructuring.” In connection with the Restructuring, our Predecessor was contributed to a wholly-owned subsidiary of the Company by a subsidiary of Quantum Pacific International Limited, a British Virgin Islands company and parent company of an investment holdings group (the “Quantum Pacific Group”). The Company did not engage in any business or other activities prior to the Restructuring except in connection with its formation and the Restructuring.

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

The Restructuring was a business combination limited to entities that were all under the control of the Quantum Pacific Group and its affiliates, and, as a result, the Restructuring was accounted for as a transaction between entities under common control. Accordingly, the consolidated financial statements for the year ended December 31, 2011 are presented using the historical values of the Predecessor’s financial statements on a combined basis prior to the Restructuring as if Pacific Drilling S.A. was formed and the Restructuring was completed on January 1, 2011.

We currently are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), which is fully controlled and 90% owned by us with 10% owned by Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Accordingly, we consolidate all PIDWAL interests and no portion of PIDWAL’s operating results is allocated to the noncontrolling interests. In addition to the joint venture agreement, we are a party to marketing and logistic services agreements with Derotech and an affiliated company of Derotech. During the years ended December 31, 2013, 2012 and 2011, we incurred fees of $9.4 million, $7.0 million and $3.1 million under the marketing and logistic services agreements, respectively.

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

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

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

Revenues and Operating Expenses—Contract drilling revenues are recognized as earned, based on contractual dayrates. In connection with drilling contracts, we may receive fees for preparation and mobilization of equipment and personnel or for capital improvements to rigs. Fees and incremental costs incurred directly related to contract preparation and mobilization along with reimbursements received for capital expenditures are deferred and amortized to revenue over the primary term of the drilling contract. The actual cost incurred for reimbursed capital expenditures are depreciated over the estimated useful life of the asset. We may also receive fees upon completion of a drilling contract that are conditional based on the occurrence of an event, such as demobilization of a rig. These conditional fees and related expenses are reported in income upon completion of the drilling contract. If receipt of such fees is not conditional, they are recognized as revenue over the primary term of the drilling contract. Amortization of deferred revenue and deferred mobilization costs are recorded on a straight-line basis over the primary drilling contract term, which is consistent with the general pace of activity, level of services being provided and dayrates being earned over the life of the contract.

Cash and Cash Equivalents—Cash equivalents are highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash.

Accounts Receivable—We record trade accounts receivable at the amount we invoice our clients. We provide an allowance for doubtful accounts, as necessary, based on a review of outstanding receivables, historical collection information and existing economic conditions. We do not generally require collateral or other security for receivables. As of December 31, 2013 and 2012, we had no allowance for doubtful accounts.

Materials and Supplies—Materials and supplies held for consumption are carried at average cost, net of allowances for excess or obsolete materials and supplies of $1.1 million and $0 as of December 31, 2013 and 2012, respectively.

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

Interest is capitalized based on the costs of new borrowings attributable to qualifying new construction or at the weighted-average cost of debt outstanding during the period of construction. We capitalize interest costs for qualifying new construction from the point borrowing costs are incurred for the qualifying new construction and cease when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete.

Property and equipment are depreciated to its salvage value on a straight-line basis over the estimated useful lives of each class of assets. Our estimated useful lives of property and equipment are as follows:

Years
Drillships and related equipment	15-35
Other property and equipment	2-7

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Long-Lived Assets—We review our long-lived assets, including property and equipment, for impairment when events or changes in circumstances indicate that the carrying amounts of our assets held and used may not be recoverable. Potential impairment indicators include rapid declines in commodity prices and related market conditions, actual or expected declines in rig utilization, increases in idle time, cancellations of contracts or credit concerns of clients. We assess impairment using estimated undiscounted cash flows for the long-lived assets being evaluated by applying assumptions regarding future operations, market conditions, dayrates, utilization and idle time. An impairment loss is recorded in the period if the carrying amount of the asset is not recoverable. During 2013, 2012 and 2011, there were no long-lived asset impairments.

Deferred Financing Costs—Deferred financing costs associated with long-term debt are carried at cost and are amortized to interest expense using the effective interest rate method over the term of the applicable long-term debt.

Foreign Currency Transactions—The consolidated financial statements are stated in U.S. dollars. We have designated the U.S. dollar as the functional currency for our foreign subsidiaries in international locations because we contract with clients, purchase equipment and finance capital using the U.S. dollar. Transactions in other currencies have been translated into U.S. dollars at the rate of exchange on the transaction date. Any gain or loss arising from a change in exchange rates subsequent to the transaction date is included as an exchange gain or loss. Monetary assets and liabilities denominated in currencies other than U.S. dollars are reported at the rates of exchange prevailing at the end of the reporting period. During 2013, 2012 and 2011, total foreign exchange gains and (losses) were $(2.1) million, $2.4 million and $1.4 million, respectively, and recorded in other income (expense) within our consolidated statements of operations.

Earnings per Share—Basic earnings (loss) per common share (“EPS”) is computed by dividing the net income (loss) by the weighted-average number of common shares outstanding for the period. Basic and diluted EPS are retrospectively adjusted for the effects of stock dividends or stock splits. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company. Anti-dilutive securities are excluded from diluted EPS.

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

Share-Based Compensation—The grant date fair value of share-based awards granted to employees is recognized as an employee compensation expense over the requisite service period on a straight-line basis. The amount of compensation expense recognized is adjusted to reflect the number of awards for which the related vesting conditions are expected to be met. The amount of compensation expense ultimately recognized is based on the number of awards that do meet the vesting conditions at the vesting date. To the extent the share-based awards were to be settled in cash upon exercise, the awards were accounted for as a liability. The liability was remeasured at each reporting date and any changes in the fair value of the liability were recognized as employee compensation expense. All share-based compensation awards accounted for as liabilities were cancelled and replaced on March 31, 2011.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

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

For interest rate hedges related to interest capitalized in the construction of fixed assets, other comprehensive income is released to earnings as the asset is depreciated over its useful life. For all other interest rate hedges, other comprehensive income is released to earnings as interest expense is accrued on the underlying debt.

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

Investment Accounted for Using the Equity Method—Our Predecessor had a 50% ownership in Transocean Pacific Drilling Inc. (“TPDI” or the “Joint Venture”), a joint venture company formed with Transocean Ltd. (“Transocean”) and its subsidiaries. The investment was accounted for using the equity method based upon the level of ownership and our ability to exercise significant influence over the operating and financial policies of the investee. The investment was adjusted periodically to recognize our proportionate share of the investee’s net income or losses. On March 30, 2011, our Predecessor assigned its equity interest in TPDI to a subsidiary of the Quantum Pacific Group.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Interest Income from Joint Venture—Interest income from the Joint Venture was earned on promissory notes based on stated interest rates.

Recently Issued Accounting Standards

Presentation of Comprehensive Income—In February 2013, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update on the reporting of amounts reclassified out of accumulated other comprehensive income. This guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. We adopted the accounting standards update effective January 1, 2013. The adoption of the accounting standards update concerns presentation and disclosure only and did not have an impact on our consolidated financial position or results of operations.

Balance Sheet Offsetting—In December 2011, the FASB issued an accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments. The update requires disclosures of gross and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement. We adopted the accounting standards update effective January 1, 2013. The adoption of the accounting standards update concerns presentation and disclosure only and did not have an impact on our consolidated financial position or results of operations.

Note 3—Property and Equipment

Property and equipment consisted of the following:

	December 31,
	2013	2012
	(in thousands)
Drillships and related equipment	$4,020,792	$3,278,861
Assets under construction	769,131	613,762
Other property and equipment	10,260	7,025

Property and equipment, cost	4,800,183	3,899,648
Accumulated depreciation	(288,029)	(139,227)

Property and equipment, net	$4,512,154	$3,760,421

On March 15, 2011, March 16, 2012 and January 25, 2013, we entered into contracts for the construction of the Pacific Sharav, the Pacific Meltem and the Pacific Zonda, respectively. The SHI contracts for the Pacific Sharav, the Pacific Meltem and the Pacific Zonda provide for an aggregate purchase price of approximately $1.5 billion for the acquisition of these three vessels, payable in installments during the construction process, of which we have made payments of approximately $429.2 million through December 31, 2013. With respect to our three undelivered vessels, we anticipate making payments of approximately $756.3 million in 2014 and approximately $336.4 million in 2015.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

During the years ended December 31, 2013, 2012 and 2011, we capitalized interest costs of $78.5 million, $33.2 million and $71.0 million, respectively, on assets under construction.

Note 4—Debt

Debt consisted of the following:

	December 31,
	2013	2012
	(in thousands)
Due within one year:
Project Facilities Agreement	$—	$218,750
2018 Senior Secured Term Loan B	7,500	—

Total current debt	7,500	218,750
Long-term debt:
Project Facilities Agreement	$—	$1,237,500
2015 Senior Unsecured Bonds	300,000	300,000
2017 Senior Secured Bonds	497,892	497,458
2018 Senior Secured Term Loan B	735,445	—
Senior Secured Credit Facility	140,000	—
2020 Senior Secured Notes	750,000	—

Total long-term debt	2,423,337	2,034,958

Total debt	$2,430,837	$2,253,708

Project Facilities Agreement and Temporary Import Bond Facilities (Terminated)

Project Facilities Agreement

On September 9, 2010, certain of our subsidiaries and Pacific Drilling Limited, as the guarantor, entered into a project facilities agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana (the “Project Facilities Agreement” or “PFA”). During 2010 and 2011, we borrowed an aggregate $1.725 billion under the PFA.

Borrowings under the PFA bore interest at the London Interbank Offered Rate (“LIBOR”) plus an applicable margin ranging from 3% to 4% per annum and were due to mature on October 31, 2015. Under the PFA we made quarterly principal amortization payments of $54.7 million.

Prior to termination, we incurred $19.6 million, $64.4 million and $57.2 million of interest expense on the PFA, of which $0, $8.7 million and $51.5 million was recorded to property and equipment as capitalized interest during the years ended December 31, 2013, 2012 and 2011, respectively.

Temporary Import Bond Facilities

For each of our vessels operating in Nigeria, local regulations require us to either (i) permanently import the vessel into Nigeria and pay import duties or (ii) apply for a Temporary Importation (“TI”) permit and put up a bond in favor of the Nigeria Customs Service for the value of the import duties.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

On April 19, 2012, we entered into a Letter of Credit Facility and Guaranty Agreement for both the Pacific Bora and the Pacific Scirocco (collectively, the “TI Facilities”). Under the TI Facilities, we issued letters of credit (to support the required bonds) in an amount equal to the value of the import duties for the Pacific Bora and Pacific Scirocco.

Prior to termination, we incurred $2.2 million, $5.5 million and $0.7 million in interest expense on the TI Facilities during the years ended December 31, 2013, 2012 and 2011, respectively.

PFA and TI Facilities Refinancing

On June 3, 2013, we completed a private placement of 2020 Senior Secured Notes (as defined below) and entered into a Senior Secured Term Loan B (as defined below). A portion of the net proceeds from the 2020 Senior Secured Notes and the Senior Secured Term Loan B were used to repay existing borrowings under the Project Facilities Agreement, after which it was terminated and all related collateral released (the “PFA Refinancing”). In addition, in connection with the PFA Refinancing and in accordance with the terms of the Revolving Credit Facility (as defined below), the TI Facilities were also terminated and the letters of credit then outstanding under the TI Facilities were deemed to be automatically re-issued under the Revolving Credit Facility. As a result of the PFA Refinancing, we recognized $28.4 million in costs on extinguishment of debt in our statement of operations for year ended December 31, 2013, of which $27.6 million was a non-cash write off of unamortized deferred financing costs as reflected in our statement of cash flows.

2015 Senior Unsecured Bonds

In February 2012, we completed a private placement of $300.0 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due 2015 (the “2015 Senior Unsecured Bonds”). The bonds bear interest at 8.25% per annum, payable semiannually on February 23 and August 23, and mature on February 23, 2015.

During the years ended December 31, 2013 and 2012, we incurred $24.8 million and $21.1 million, respectively, of interest expense on the 2015 Senior Unsecured Bonds, of which $24.5 million and $17.0 million, respectively, was recorded to property and equipment as capitalized interest. We did not incur interest expense on the 2015 Senior Unsecured Bonds during the year ended December 31, 2011.

The 2015 Senior Unsecured Bonds are general unsecured, senior obligations that rank: (i) senior in right of payment to all of the Company’s subordinated indebtedness, if any; (ii) pari passu in right of payment with any of the Company’s existing and future unsecured indebtedness that is not by its terms subordinated to the 2015 Senior Unsecured Bonds; (iii) effectively junior to the Company’s existing and future senior debt facilities, any future customary senior secured debt facilities provided by banks and/or financial institutions and any future first priority senior secured bond financing obtained to finance our fleet, including any refinancing, amendments or replacements of the debt facilities.

The Company may acquire 2015 Senior Unsecured Bonds in the open market, or otherwise, at any time without restriction. Within 60 days after notification of a specified change in control event, each bondholder has the right to exercise an early repayment option at a price equal to 101% of par, plus accrued interest.

The 2015 Senior Unsecured Bonds contain provisions that limit, with certain exceptions, the ability of the Company and our subsidiaries to (i) merge or demerge, (ii) dispose of assets, (iii) incur financial indebtedness and (iv) pay dividends or make distributions exceeding 50% of consolidated net income for the preceding fiscal year.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

The 2015 Senior Unsecured Bonds also require compliance with financial covenants including (i) a minimum equity to total assets ratio of 35%, (ii) a minimum liquidity of $25.0 million and (iii) a leverage restriction limiting the outstanding secured and unsecured borrowings on a consolidated basis to an average of $475.0 million per drillship. The 2015 Senior Unsecured Bonds contain events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the 2015 Senior Unsecured Bonds are subject to acceleration.

As of December 31, 2013, we were in compliance with all 2015 Senior Unsecured Bonds covenants.

2017 Senior Secured Notes

In November 2012, Pacific Drilling V Limited (“PDV”), an indirect, wholly-owned subsidiary of the Company, completed a private placement of $500 million in aggregate principal amount of 7.25% senior secured notes due 2017 (the “2017 Senior Secured Notes”). The 2017 Senior Secured Notes are fully and unconditionally guaranteed by Pacific Drilling S.A. on a senior unsecured basis.

The 2017 Senior Secured Notes were sold at 99.483% of par. The 2017 Senior Secured Notes bear interest at 7.25% per annum, payable semiannually on June 1 and December 1, commencing on June 1, 2013, and mature on December 1, 2017.

During the years ended December 31, 2013 and 2012, we incurred $36.7 million and $3.4 million, respectively, of interest expense on the 2017 Senior Secured Notes, of which $35.2 million and $3.4 million, respectively, was recorded to property and equipment as capitalized interest. We did not incur interest expense on the 2017 Senior Secured Notes during the year ended December 31, 2011.

The 2017 Senior Secured Notes are secured by a first-priority security interest (subject to certain exceptions) in the Pacific Khamsin, and substantially all of the other assets of PDV, including an assignment of earnings and insurance proceeds related to the Pacific Khamsin.

As of December 31, 2013, PDV had no subsidiaries. Any future subsidiary of PDV that holds or will hold the Pacific Khamsin or certain related assets, or is or becomes party to a drilling contract in respect of the Pacific Khamsin, will guarantee the notes on a senior secured basis. No other subsidiary of the Company will be guarantors of the 2017 Senior Secured Notes. The 2017 Senior Secured Notes and the note guarantees will be PDV’s and each guarantor subsidiary’s senior obligation, respectively, will rank equal in right of payment to all existing and future senior indebtedness of PDV and such guarantor, and will rank senior in right of payment to all existing and future subordinated indebtedness of PDV and such guarantor.

On or after December 1, 2015, PDV has the option to redeem the 2017 Senior Secured Notes, in whole or in part, at one time or from time to time, at the redemption prices plus accrued and unpaid interests and additional amounts, if any, specified in the indenture for the Notes. Prior to December 1, 2015, PDV may redeem all or any portion of the 2017 Senior Secured Notes at a redemption price equal to 100% of the principal amount of the outstanding notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date, plus a “make-whole” premium. In addition, prior to December 1, 2015, PDV may, at its option, on one or more occasions redeem up to 35% of the aggregate original principal amount of the 2017 Senior Secured Notes with the net cash proceeds from certain equity offerings of the Company at a redemption price of 107.25% of the principal amount of the outstanding notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date. PDV may also, prior to December 1, 2015, redeem up to 10% of the original aggregate principal amount of the 2017 Senior Secured Notes in any 12 month period at a redemption price equal to 103% of the aggregate principal amount thereof plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

The 2017 Senior Secured Notes contain provisions that limit, with certain exceptions, the ability of Pacific Drilling S.A., PDV and Pacific Drilling S.A.’s other restricted subsidiaries to (i) pay dividends, make distributions, purchase or redeem Pacific Drilling S.A.’s capital stock or subordinated indebtedness of PDV or any guarantor or make other restricted payments, provided that, so long as there is no default under the indenture for the Notes and the Company meets a 2.0 to 1.0 consolidated interest coverage ratio test, the Company may pay dividends and make other restricted payments in a cumulative amount that does not exceed 50% of the Company’s consolidated net income for the period beginning October 1, 2012 and ending on last day of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such dividend or distribution (subject to certain adjustments), (ii) incur or guarantee additional indebtedness or issue preferred stock, (iii) create or incur liens, (iv) create unrestricted subsidiaries, (v) enter into transactions with affiliates, (vi) enter into new lines of business, (vii) transfer or sell the Pacific Khamsin and other related assets and (viii) merge or demerge. These covenants are subject to exceptions and qualifications set forth in the indenture for the Notes, including the ability to incur certain amounts of secured indebtedness to finance the construction of additional drillships.

As of December 31, 2013, we were in compliance with all 2017 Senior Secured Notes covenants.

Senior Secured Credit Facility Agreement

On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited (collectively, the “SSCF Borrowers”) and the Company, as guarantor, entered into a senior secured credit facility agreement to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem (the “SSCF Vessels”) and on September 13, 2013, the credit facility was amended and restated (the “SSCF”). The SSCF consists of two principal tranches, one of which is divided into two sub-tranches: (i) a Commercial Tranche of $500.0 million provided by a syndicate of commercial banks and (ii) a Garanti — Instituttet for Eksportkreditt (“GIEK”) Tranche guaranteed by GIEK, comprised of (x) the Eksportkreditt Norge AS (“EKN”) Sub-Tranche and (y) the Bank Sub-Tranche.

The EKN Sub-Tranche is a $250.0 million tranche held by EKN, available solely to finance costs associated with the construction of the Pacific Meltem and the Bank Sub-Tranche is a $250.0 million tranche held by commercial lenders available solely to finance costs associated with the construction of the Pacific Sharav. As a result of amending and restating the SSCF, we reduced the margin on the GIEK Tranche from 1.50% to 1.25%.

The table below summarizes the current composition of the SSCF:

	Amount	Finance Purpose
	(in thousands)
Commercial Tranche	$500,000	The Pacific Sharav and the Pacific Meltem
GIEK Tranche:
EKN Sub-Tranche	$250,000	The Pacific Meltem
Bank Sub-Tranche	250,000	The Pacific Sharav

Total	$1,000,000

Prior to delivery of each SSCF Vessel, the SSCF is primarily secured on a first priority basis by liens on the construction contracts and refund guarantees for the SSCF Vessels and a pledge of the equity of each of the SSCF Borrowers. Upon delivery of each SSCF Vessel, the SSCF will be primarily secured on a first priority basis by liens on such vessel, by an assignment of earnings and insurance proceeds relating thereto and by and other customary types of collateral.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Borrowings under the SSCF are available upon the satisfaction of customary conditions precedent, including, without limitation, a maximum amount borrowed under the SSCF relative to the amount contributed by the Company for each SSCF Vessel. Initially, the maximum debt threshold is set at 65% of total project cost which will increase to 72% on the first date that all of the following conditions shall have been satisfied: (i) the Pacific Sharav has been delivered, (ii) a drilling contract has been entered into for the Pacific Meltem such that, when combined with the contract for the Pacific Sharav, there is an aggregate original duration of at least 6 years with a minimum average rate of at least $500,000 per day and (iii) the aggregate principal amount under the SSCF, the 2020 Senior Secured Notes and the Senior Secured Term Loan B does not exceed 65% of the value of the SSCF Vessels and the Shared Collateral Vessels (as defined below).

Borrowings under the Commercial Tranche bear interest at LIBOR plus a margin of 3.5%. Borrowings under the EKN Sub-Tranche bear interest, at our option, at (i) LIBOR plus a margin of 1.25% (which margin may be reset on May 31, 2019) or (ii) at a Commercial Interest Reference Rate of 2.37%. Borrowings under the Bank Sub-Tranche bear interest at LIBOR plus a margin of 1.25%. Borrowings under both sub-tranches will also be subject to a guarantee fee of 2% per annum. Undrawn commitments under the SSCF bear a fee equal to (i) in the case of the Commercial Tranche, 40% of the margin for such tranche and (ii) in the case of the GIEK Tranche, 40% of the applicable margin for such tranche. In addition, the GIEK Tranche bears a commitment fee equal to 40% of the guarantee fee. Interest is payable quarterly.

The Commercial Tranche matures on the earlier of (i) five years following the delivery of the Pacific Meltem and (ii) May 31, 2019. Loans made with respect to each vessel under the GIEK Tranche mature twelve years following the delivery of the applicable vessel. The GIEK Tranche contains a put option exercisable if the Commercial Tranche is not refinanced or renewed on or before February 28, 2019. If the GIEK Tranche put option is exercised, each SSCF Borrower must prepay, in full, the portion of all outstanding loans that relate to the GIEK Tranche, on or before May 31, 2019, without any premium, penalty or fees of any kind. Amortization payments under the SSCF are calculated on a 12 year repayment schedule and must be made every six months following the delivery of the relevant vessel.

During the year ended December 31, 2013, we incurred and capitalized interest expense, including guarantee and commitment fees, of $12.2 million on the SSCF. We did not incur interest expense on the SSCF during the years ended December 31, 2012 and 2011.

Borrowings under the SSCF may be prepaid in whole or in part at any time, without any premium or penalty other than LIBOR or CIRR breakage payments, as applicable.

The SSCF requires compliance with certain affirmative and negative covenants that are customary for such financings. These include, but are not limited to, restrictions on (i) the ability of the Company to pay dividends or make distributions to its shareholders or transact with affiliates (except for certain specified exceptions) and (ii) the ability of the SSCF Borrowers to incur additional indebtedness or liens, sell assets, make investments or transact with affiliates (except for certain specified exceptions).

The SSCF also requires maintenance by the Company of (i) a $1.0 billion consolidated tangible net worth, (ii) a net debt to EBITDA (as defined in the SSCF) ratio no greater than 5.5 to 1.00 beginning on December 31, 2013 5.00 to 1.00 during the period from June 30, 2014 through December 31, 2014, 4.50 to 1.00 during the period from March 31, 2015 through September 30, 2015, 4.00 to 1.00 during the period from December 31, 2015 and thereafter, each on the last day of any fiscal quarter, (iii) a projected debt service coverage ratio for the next twelve months of at least 1.125x beginning on December 31, 2013 and stepping up to 1.25x on March 31, 2014 and 1.5x on March 31, 2015, (iv) a total debt to total capitalization ratio of 3.0 to 5.0, (v) minimum liquidity for the Company and its subsidiaries of $50.0 million and (vi) a required level of collateral maintenance

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

whereby the aggregate appraised collateral value must not be less than a certain percentage of the total outstanding balances under the SSCF. Net debt (as defined in the SSCF) excludes (i) temporary importation bond indebtedness and (ii) prior to December 31, 2014, SSCF indebtedness.

The SSCF contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the SSCF are subject to acceleration.

As of December 31, 2013, we were in compliance with all SSCF covenants.

Project Facilities Agreement Refinancing Transactions

On June 3, 2013, we completed three related but distinct financing transactions totaling $2.0 billion. The transactions included (i) a $750.0 million private placement of 5.375% senior secured notes due 2020 (the “2020 Senior Secured Notes”), (ii) a $750.0 million senior secured institutional term loan with a 2018 maturity (the “Senior Secured Term Loan B”) and (iii) a $500.0 million senior secured revolving credit facility maturing in 2018 (the “Revolving Credit Facility”). The Revolving Credit Facility provides up to $200.0 million in future incremental funding intended for general corporate purposes, including working capital requirements, and the balance of $300.0 million is provided for the issuance of letters of credit, primarily anticipated to be used as credit support for the temporary importation bonds issued for our vessels working in Nigeria as a replacement to the TI Facilities. A portion of the net proceeds from the 2020 Senior Secured Notes and the Senior Secured Term Loan B were used to fully repay the outstanding borrowings under the PFA, after which the PFA and TI Facilities were terminated and all related collateral released.

2020 Senior Secured Notes

The 2020 Senior Secured Notes are guaranteed by each subsidiary of the Company that owns the Pacific Bora, the Pacific Mistral, the Pacific Scirocco or the Pacific Santa Ana (the “Shared Collateral Vessels”), each subsidiary that owns equity in a Shared Collateral Vessel-owning subsidiary, certain other subsidiaries that are parties to charters in respect of the Shared Collateral Vessels and in the future will be guaranteed by certain other future subsidiaries. The indenture for the 2020 Senior Secured Notes allows for the issuance of up to $100.0 million of additional notes provided no default is continuing and the Company is otherwise in compliance with all applicable covenants.

The 2020 Senior Secured Notes are secured, on an equal and ratable, first priority basis, with the obligations under the Senior Secured Term Loan B, the Revolving Credit Facility and certain future obligations (together with the 2020 Senior Secured Notes, the “Pari Passu Obligations”), subject to the terms of an intercreditor agreement (the “Intercreditor Agreement”), by liens on the Shared Collateral Vessels, a pledge of the equity of the entities that own the Shared Collateral Vessels, assignments of earnings and insurance proceeds with respect to the Shared Collateral Vessels, and certain other assets of the subsidiary guarantors (collectively, the “Shared Collateral”).

The 2020 Senior Secured Notes were sold at par. The 2020 Senior Secured Notes bear interest at 5.375% per annum, payable semiannually on June 1 and December 1, commencing on December 1, 2013, and mature on June 1, 2020.

During the year ended December 31, 2013, we incurred $23.3 million of interest expense on the 2020 Senior Secured Notes. We did not incur interest expense on the 2020 Senior Secured Notes during the years ended December 31, 2012 and 2011.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

On or after June 1, 2016, the Company has the option to redeem the 2020 Senior Secured Notes, in whole or in part, at one time or from time to time, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interests and additional amounts, if any, on the notes redeemed, if redeemed during the twelve-month period beginning on June 1 of the years indicated below:

Year
2016	104.031%
2017	102.688%
2018	101.344%
2019 and thereafter	100%

Prior to June 1, 2016, the Company may redeem all or any portion of the notes at a redemption price equal to 100% of the principal amount of the outstanding notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date, plus a “make-whole” premium.

In addition, prior to June 1, 2016, the Company may, at its option, on one or more occasions redeem up to 35% of the aggregate original principal amount of the notes (including any additional notes) with the net cash proceeds from certain equity offerings at a redemption price of 105.375% of the principal amount of the outstanding notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

The Company may also, prior to June 1, 2016, redeem up to 10% of the original aggregate principal amount of the notes in any 12-month period at a redemption price equal to 103% of the aggregate principal amount thereof plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

The Company may from time to time issue additional notes under the indenture for the 2020 Senior Secured Notes in an aggregate amount not to exceed $100.0 million, which additional notes will have identical terms and conditions as the original notes, other than issue date, issue price and, in certain circumstances, the date from which interest will accrue.

The indenture for the 2020 Senior Secured Notes contains covenants that, among other things, limits the Company’s and its restricted subsidiaries’ ability to (i) pay dividends, make distributions, purchase or redeem the Company’s capital stock or its or its subsidiary guarantors’ subordinated indebtedness or make other restricted payments, provided that, so long as there is no default under the indenture and the Company meets a 2.0 to 1.0 consolidated interest coverage ratio test, the Company may pay dividends and make other restricted payments in a cumulative amount that does not exceed 50% of the Company’s consolidated net income for the period beginning October 1, 2012 and ending on the last day of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such dividend or distribution (subject to certain adjustments more fully described in the indenture), (ii) incur or guarantee additional indebtedness or issue preferred stock, (iii) create or incur liens, (iv) create unrestricted subsidiaries, (v) enter into transactions with affiliates, (vi) enter into new lines of business and (vii) transfer or sell assets or enter into mergers.

These covenants are subject to important exceptions and qualifications set forth in the indenture for the 2020 Senior Secured Notes, including the ability to incur certain amounts of secured indebtedness to finance the construction of additional drillships. Many of these covenants will cease to apply to the 2020 Senior Secured Notes during any period that the Notes have investment grade ratings from both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Group, Inc. and no default has occurred and is continuing under the Indenture.

The indenture for the 2020 Senior Secured Notes contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, the 2020 Senior Secured Notes are subject to acceleration.

As of December 31, 2013, we were in compliance with all 2020 Senior Secured Notes covenants.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

2018 Senior Secured Institutional Term Loan – Term Loan B

The Senior Secured Term Loan B is secured by the Shared Collateral and subject to the terms and provisions of the Intercreditor Agreement.

The Senior Secured Term Loan B was issued at 99.5% of its face value and bears interest, at the Company’s election, at either (1) LIBOR, which will not be less than a floor of 1% plus a margin of 3.5% per annum, or (2) a rate of interest per annum equal to the highest of (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% and (iii) 1% per annum above the one-month LIBOR, in each case plus a margin of 2.5% per annum. Interest is payable quarterly.

The Senior Secured Term Loan B requires quarterly amortization payments of $1.9 million and matures on June 3, 2018.

During the year ended December 31, 2013, we incurred $20.3 million of interest expense on the Senior Secured Term Loan B. We did not incur interest expense on the Senior Secured Term Loan B during the years ended December 31, 2012 and 2011.

The Senior Secured Term Loan B also has an accordion feature that would permit additional loans to be extended so long as the Company’s total outstanding obligations in connection with the Senior Secured Term Loan B and the 2020 Senior Secured Notes do not exceed $1.7 billion.

Borrowings under the Senior Secured Term Loan B may be prepaid, on or prior to June 3, 2014, so long as such prepayments are, in the event of a refinancing or reduction in the pricing of the Senior Secured Term Loan B, accompanied by a prepayment fee equal to 1% of the aggregate principal amount of such prepayment. After June 3, 2014, borrowings under the Senior Secured Term Loan B may be prepaid without any premium or penalty.

The Senior Secured Term Loan B requires compliance with certain affirmative and negative covenants that are customary for such financings. These include, but are not limited to, restrictions on the Company’s and its restricted subsidiaries’ ability to (i) pay dividends, make distributions, purchase or redeem the Company’s capital stock or its or its subsidiary guarantors’ subordinated indebtedness or make other restricted payments, provided that, so long as there is no default under the Senior Secured Term Loan B and the Company meets a 2.0 to 1.0 consolidated interest coverage ratio test, the Company may pay dividends and make other restricted payments in a cumulative amount that does not exceed 50% of the Company’s consolidated net income for the period beginning October 1, 2012 and ending on the last day of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such dividend or distribution (subject to certain adjustments), (ii) incur or guarantee additional indebtedness or issue preferred stock, (iii) create or incur liens, (iv) create unrestricted subsidiaries, (v) enter into transactions with affiliates, (vi) enter into new lines of business and (vii) transfer or sell assets or enter into mergers. These covenants are subject to important exceptions and qualifications set forth in the Senior Secured Term Loan B, including the ability to incur certain amounts of secured indebtedness to finance the construction of additional drillships.

The Senior Secured Term Loan B contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the Senior Secured Term Loan B are subject to acceleration.

As of December 31, 2013, we were in compliance with all Senior Secured Term Loan B covenants.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Revolving Credit Facility

The Revolving Credit Facility is secured by the Shared Collateral and subject to the provisions of the Intercreditor Agreement.

Borrowings under the Revolving Credit Facility bear interest, at the Company’s option, at either (1) LIBOR plus a margin ranging from 2.5% to 3.25% based on the Company’s leverage ratio, or (2) a rate of interest per annum equal to the highest of (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% and (iii) 1% per annum above the one-month LIBOR, in each case plus a margin ranging from 1.5% to 2.25% based on the Company’s leverage ratio. Undrawn commitments accrue a fee ranging from 0.7% to 1% per annum based on the Company’s leverage ratio. Interest is payable quarterly.

The Revolving Credit Facility permits loans to be extended up to a maximum sublimit of $200.0 million and permits letters of credit to be issued up to a maximum sublimit of $300.0 million. Outstanding but undrawn letters of credit accrue a fee at a rate equal to the margin on LIBOR loans minus 1%. The Revolving Credit Facility has a maturity date of June 3, 2018.

As of December 31, 2013, no amounts were outstanding under the Revolving Credit Facility and approximately $198.2 million of letters of credit were issued under the Revolving Credit Facility as credit support for temporary import bonds issued in favor of the Government of Nigeria Customs Service.

During the year ended December 31, 2013, we incurred $4.7 million of interest expense on the Revolving Credit Facility. We did not incur interest expense on the Revolving Credit Facility during the years ended December 31, 2012 and 2011.

Borrowings under the Revolving Credit Facility may be prepaid, and commitments under the Revolving Credit Facility may be reduced, in whole or in part at any time, without any premium or penalty other than LIBOR breakage payments.

The Revolving Credit Facility requires compliance with certain affirmative and negative covenants that are customary for such financings. These include, but are not limited to, restrictions on (i) the Company’s ability to pay dividends or make distributions to its shareholders (except for certain specified exceptions, including that the Company may pay dividends or make distributions so long as there is no default under the Revolving Credit Facility and the Company is in pro forma compliance with the leverage ratio and minimum liquidity tests described below after giving effect to such dividend or distribution) and (ii) the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, sell assets, make investments or engage in transactions with affiliates (except for certain specified exceptions, including the ability to incur certain amounts of secured indebtedness to finance the construction of additional drillships).

The Revolving Credit Facility also requires the Company to maintain (i) a leverage ratio (adjusted net debt to adjusted EBITDA) no greater than 5.75 to 1.00 during the period from December 31, 2013 through March 31, 2014, 5.25 to 1.00, during the period from June 30, 2014 and December 31, 2014, 4.75 to 1.00, during the period from March 31, 2015 through September 30, 2015, 4.25 to 1.00, during the period from December 31, 2015 and thereafter, each on the last day of any fiscal quarter; and (ii) minimum liquidity of $100.0 million (including undrawn capacity for loans under the Revolving Credit Facility); provided that, if at any time following the repayment in full of the SSCF entered into by subsidiaries of the Company to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem no non-U.S. dollar denominated letters of credit are outstanding, then such amount will be reduced to $50.0 million.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

The Revolving Credit Facility contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, (i) commitments and letters of credit under the Revolving Credit Facility will be subject to termination, (ii) borrowings under the Revolving Credit Facility will be subject to acceleration, and (iii) outstanding letters of credit will be subject to cash collateralization.

As of December 31, 2013, we were in compliance with all Revolving Credit Facility covenants.

Maturities of Long-Term Debt

As of December 31, 2013, the aggregate maturities of our debt, including net unamortized discounts of $5.4 million, was as follows:

(in thousands)
Years ending December 31,
2014	$7,500
2015	307,500
2016	7,500
2017	507,500
2018	716,250
Thereafter	890,000

Total	$2,436,250

Note 5—Income Taxes

Pacific Drilling S.A., a holding company and Luxembourg resident, is subject to Luxembourg corporate income tax and municipal business tax at a combined rate of 29.2% commencing January 1, 2013. For the years ended December 31, 2012 and 2011, the combined Luxembourg corporate income tax and municipal business tax rate was 28.8%. Qualifying dividend income and capital gains on the sale of qualifying investments in subsidiaries are exempt from Luxembourg corporate income tax and municipal business tax. Consequently, Pacific Drilling S.A. expects dividends from its subsidiaries and capital gains from sales of investments in its subsidiaries to be exempt from Luxembourg corporate income tax and municipal business tax.

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

Income / (loss) before income taxes consisted of the following:

	Years ended December 31,
	2013	2012	2011
	(in thousands)
Luxembourg	$55,904	$(24,451)	$(1,281)
United States	206	(444)	(2,753)
Other Jurisdictions	(8,085)	80,597	4,331

Total	$48,025	$55,702	$297

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

The components of income tax (provision) / benefit consisted of the following:

	Years ended December 31,
	2013	2012	2011
	(in thousands)
Current income tax expense:
Luxembourg	$(816)	$(535)	$—
United States	(1,885)	(4,404)	(164)
Other Foreign	(22,941)	(20,540)	(6,205)

Total current	$(25,642)	$(25,479)	$(6,369)
Deferred tax benefit:
Luxembourg	$(32)	$32	$—
United States	2,053	4,646	782
Other Foreign	1,098	(912)	2,387

Total deferred	$3,119	$3,766	$3,169

Income tax expense	$(22,523)	$(21,713)	$(3,200)

A reconciliation between the Luxembourg statutory rate of 29.2% for the year ended December 31, 2013 (and 28.8% for the years ended 2012 and 2011) and our effective tax rate is as follows:

	Years ended December 31,
	2013	2012	2011
Statutory rate	29.2%	28.8%	28.8%
Effect of tax rates different than the Luxembourg statutory tax rate	27.1%	6.8%	108.5%
Change in valuation allowance	(9.0)%	3.4%	934.1%
Adjustments related to prior years	(0.4)%	—	6.0%

Effective tax rate	46.9%	39.0%	1,077.4%

The components of deferred tax assets and liabilities consisted of the following:

	December 31,
	2013	2012
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$26,402	$4,671
Accrued payroll expenses	7,048	4,644
Deferred revenue	6,184	5,592
Other	13	23

Deferred tax assets	39,647	14,930
Less: valuation allowance	(14,999)	(4,476)

Total deferred tax assets	$24,648	$10,454
Deferred tax liabilities:
Depreciation and amortization	$(958)	$(1,125)
Deferred expenses	(12,309)	(2,024)
Deferred expenses	(32)	—

Total deferred tax liabilities	$(13,299)	$(3,149)

Net deferred tax assets	$11,349	$7,305

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

As of December 31, 2013 and 2012, the Company had gross deferred tax assets of $26.4 million and $4.7 million, respectively, related to loss carry forwards in various worldwide tax jurisdictions. The majority of the loss carry forwards have no expiration.

A valuation allowance for deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2013 and 2012, the valuation allowance for deferred tax assets was $15.0 million and $4.5 million, respectively. The increase in our valuation allowance primarily resulted from losses incurred in Brazil and Luxembourg, for which we believe it is more likely than not that a tax benefit will not be realized.

We consider the earnings of certain of our subsidiaries to be indefinitely reinvested. Accordingly, we have not provided for taxes on these unremitted earnings. Should we make a distribution from the unremitted earnings of these subsidiaries, we would be subject to taxes payable to various jurisdictions. At December 31, 2013, the amount of indefinitely reinvested earnings was approximately $5.4 million. If all of these indefinitely reinvested earnings were distributed, we would be subject to estimated taxes of approximately $0.3 million as of December 31, 2013.

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. As of December 31, 2013, we had $0.7 million of unrecognized tax benefits which was included in other long-term liabilities on our consolidated balance sheet, of which $0.7 million would impact our consolidated effective tax rate if realized. For the year ended December 31, 2013, we recognized interest and penalties of $0.2 million related to uncertain tax positions in income tax expense. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2013 and 2012 is as follows:

	December 31,
	2013	2012
	(in thousands)
Balance, beginning of year	$—	$—
Increases in unrecognized tax benefits as a result of tax positions taken during prior years	736	—

Balance, end of year	$736	$—

The Company is subject to taxation in various U.S., foreign, and state jurisdictions in which it conducts business. Tax years as early as 2009 remain subject to examination. As of December 31, 2013, the Company’s only ongoing tax audits were in Nigeria and there were no other known pending tax audits.

The Federal Inland Revenue Service of Nigeria (the “FIRS”) is currently auditing the 2011 and 2012 tax years of our subsidiaries operating in Nigeria. The FIRS has raised several issues during the course of the audits. We are currently under discussion with the FIRS to resolve all outstanding issues.

Note 6—Shareholder’s Equity

As of December 31, 2010, the common stock of Pacific Drilling Limited consisted of 2.0 million shares authorized with $0.001 par value per share of which 1.9 million shares were issued.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

On March 11, 2011, Pacific Drilling S.A. was incorporated under the form of a société anonyme governed by the laws of the Grand Duchy of Luxembourg with a share capital of $50,000 represented by 50,000 common shares.

On March 23, 2011, Quantum Pacific Group was assigned all outstanding principal and accrued interest of a related-party loan in the amount of $142.8 million (see Note 15), which was then converted to equity in the Company by means of it being contributed as additional consideration for the existing shares held by it as sole shareholder of the Company.

On March 30, 2011, in connection with the Restructuring, our Predecessor assigned its interests in TPDI’s equity, promissory notes to Joint Venture and accrued interest on promissory notes from Joint Venture to another subsidiary of the Quantum Pacific Group, which is referred to as the “TPDI Transfer,” to enable the Company to focus on the operation and marketing of the Company’s wholly-owned fleet. The assignment was recorded and presented as a dividend in-kind within our consolidated financial statements. As a result, neither the Company nor any of its subsidiaries owned any interest in TPDI following March 30, 2011.

Additionally, on March 30, 2011, the Board of Pacific Drilling S.A. resolved to split the 50,000 incorporation common shares into 5.0 million common shares. The Board also resolved for Quantum Pacific (Gibraltar) Limited to become the indirect sole shareholder of all issued Pacific Drilling Limited common shares in exchange for the issuance of 145.0 million common shares of Pacific Drilling S.A. Further, on March 30, 2011, the Company’s Articles were amended to authorize the Board of Directors, for a period of five years, to issue up to $50.0 million of share capital (inclusive of current share capital of the Company).

On April 5, 2011, Pacific Drilling completed a private placement of 60.0 million common shares for net proceeds of approximately $575.5 million.

In November 2011, the Company completed an initial public offering of 6.0 million common shares. In December 2011, the underwriters purchased an additional 0.9 million common shares pursuant to the full exercise of an over-allotment option. The initial public offering resulted in net proceeds of approximately $50.3 million.

In December 2011, the Company also issued 7.2 million common shares to one of our wholly-owned subsidiaries. These common shares are held in treasury for purposes of administering our Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan.

As of December 31, 2013, the Company’s share capital consisted of 5.0 billion common shares authorized, $0.01 par value per share, 224.1 million common shares issued and 217.0 million common shares outstanding of which approximately 69.1% is held by Quantum Pacific (Gibraltar) Limited.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Note 7—Share-Based Compensation

We recorded share-based compensation expense and related tax benefit within our statement of operations as follows:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Contract drilling costs	$2,087	$—	$—
General and administrative expenses	7,228	5,318	4,471

Share-based compensation expense	9,315	5,318	4,471
Tax benefit (a)	(2,113)	(1,360)	(1,050)

Total	$7,202	$3,958	$3,421

(a)	The effects of tax benefits from share-based compensation expense are included within income tax expense in our consolidated statements of operations.

Stock Options

On April 24, 2009, the Board of our Predecessor approved the creation of the Pacific Drilling Limited 2009 Omnibus Stock Incentive Plan (the “2009 Stock Plan”), which provided for issuance of common stock options, as well as share appreciation rights, restricted shares, restricted share units, and other equity based or equity related awards to directors, officers, employees and consultants of Pacific Drilling. During 2010 and 2009, awards of common stock options were made to certain executives and employees. Pursuant to the terms of the options granted, our Predecessor could elect to settle the stock options upon exercise in cash instead of issuing shares of our common stock. The Company anticipated settling any of the 2010 and 2009 stock options in cash. As such, the stock options were accounted for as liability awards at fair value.

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

In conjunction with the Restructuring and cancellation of stock option grants under the 2009 Stock Plan, the Company issued 1.5 million common stock options in Pacific Drilling S.A. as a replacement of the 2010 and 2009 stock options. The replacement awards were recorded as a modification of an existing award. As exercises of replacement awards will be settled in common shares, the $2.3 million liability for stock options issued under the 2009 Stock Plan on the date of modification was extinguished and the balance reclassified to additional paid-in capital. Additionally, on March 31, 2011, the Company granted 1.3 million common stock options to certain executives and employees pursuant to the 2011 Stock Plan.

The 2009 replacement option grants vested 50%, 25% and 25% on March 31, 2011, 2012, and 2013, respectively. The 2010 replacement option grants and the 2011 option grants vest 25% annually over four years commencing on March 31, 2011 and March 31, 2012, respectively. The 2009 replacement option grants, 2010 replacement option grants and the 2011 option grants were issued at an exercise price of $10.00 and have a 10-year contractual term.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model utilizing the assumptions noted in the table below. Given the insufficient historical data available regarding the volatility of the Company’s traded share price, expected volatility of the Company’s share price does not solely provide a reasonable basis for estimating volatility. Instead, the expected volatility utilized in our Black-Scholes valuation model is based on the volatility of the Company’s traded share price for the period available following the initial public offering of our shares and the implied volatilities from the expected volatility of a representative group of our publicly listed industry peer group for prior periods. Additionally, given the lack of historical data available, the expected terms of the options is calculated using the simplified method because the historical option exercise experience of the Company does not provide a reasonable basis for estimating expected term. Options granted generally vest 25% annually over four years, have a 10-year contractual term and will be settled in shares of our stock. The risk free interest rates are determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options.

The fair value of the 2011, 2010 and 2009 stock option grants as of March 31, 2011, the date of modification and grant, was calculated using the following assumptions:

	2011	2010	2009
	Stock Options	Stock Options	Stock Options
Expected volatility	52.3%	52.7%	53.2%
Expected term (in years)	6.25	6.00	5.75
Expected dividends	—	—	—
Risk-free interest rate	2.7%	2.6%	2.5%

During the years ended December 31, 2013 and 2012, the fair value of the options granted was calculated using the following weighted-average assumptions:

	2013	2012
	Stock Options	Stock Options
Expected volatility	47.3%	48.5%
Expected term (in years)	6.25	6.25
Expected dividends	—	—
Risk-free interest rate	1.2%	1.4%

A summary of option activity under the 2011 Stock Plan as of and for the year ended December 31, 2013 is as follows:

	Number of Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)	(per share)	(in years)	(in thousands)
Outstanding — January 1, 2013	3,976	$10.04
Granted	1,359	9.58
Exercised	—	—
Cancelled or forfeited	(86)	9.97

Outstanding — December 31, 2013	5,249	$9.91	7.7	$8,121
Exercisable — December 31, 2013	2,107	$10.01	6.7	$3,054

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

The weighted-average grant date fair value of options granted during the years ended December 31, 2013, 2012 and 2011 was $4.46, $4.85 and $5.24, respectively. There were no options exercised during the years ended December 31, 2013, 2012 and 2011. As of December 31, 2013, total compensation costs related to nonvested option awards not yet recognized was $10.1 million and was expected to be recognized over 2.4 years.

Restricted Stock Units

Pursuant to the 2011 Stock Plan, the Company has granted restricted stock units to certain members of our Board of Directors, executives and employees. Restricted stock units granted by the Company will be settled in shares of our stock and generally vest over a period of two to four years. The fair value of restricted stock units is determined using the market value of our shares on the date of grant.

A summary of restricted stock units activity under the 2011 Stock Plan as of and for the year ended December 31, 2013 was as follows:

	Number of Restricted Stock Units	Weighted-Average Grant-Date Fair Value
	(in thousands)	(per share)
Nonvested—January 1, 2013	290	$10.07
Granted	1,013	9.93
Vested	(170)	10.19
Cancelled or forfeited	(108)	9.94

Nonvested—December 31, 2013	1,025	$9.93

As of December 31, 2013, total compensation costs related to nonvested restricted stock units not yet recognized was $7.2 million and is expected to be recognized over a weighted-average period of 2.3 years.

Note 8—Earnings per Share

In computing EPS, the reported share and per share amounts for the year ended December 31, 2011 have been retrospectively restated to reflect the Restructuring that occurred on March 30, 2011. The following reflects the income and the share data used in the basic and diluted EPS computations:

	Years Ended December 31,
	2013	2012	2011
	(in thousands, except per share amounts)
Numerator:
Net income (loss), basic and diluted	$25,502	$33,989	$(2,903)
Denominator:
Weighted-average number of common shares outstanding, basic	216,964	216,901	195,448
Effect of share-based compensation awards	457	2	—

Weighted-average number of common shares outstanding, diluted	217,421	216,903	195,448
Earnings (loss) per share:
Basic	$0.12	$0.16	$(0.01)
Diluted	$0.12	$0.16	$(0.01)

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

The following table presents the share effects of share-based compensation awards excluded from our computations of diluted EPS as their effect would have been anti-dilutive for the periods presented:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Share-based compensation awards	5,817	4,263	2,789

Note 9—Derivatives

We are currently exposed to market risk from changes in interest rates. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in interest rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

We entered into four interest rate swaps to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the PFA (the “PFA Interest Rate Swaps”). In connection with the PFA Refinancing, on May 28, 2013, we paid $42.0 million to terminate the PFA Interest Rate Swaps and their related liabilities. The Company made an accounting policy election to present the payment for the termination of the PFA Interest Rate Swaps as a financing activity within our statement of cash flows. As a result of the termination, we reclassified $38.2 million of losses on the hedge designated portion of the PFA Interest Rate Swaps previously recognized in accumulated other comprehensive income to interest expense.

On May 30, 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR rates with an effective date of June 3, 2013. The interest rate swap has a notional value of $712.5 million, does not amortize and matures on December 3, 2017. On a quarterly basis, we pay a fixed rate of 1.56% and receive the greater of 1% or three-month LIBOR.

On June 10, 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR rates with an effective date of July 1, 2014. The interest rate swap has a notional value of $400.0 million, does not amortize and matures on July 1, 2018. On a quarterly basis, we pay a fixed rate of 1.66% and receive three-month LIBOR.

The following table summarizes the fair values of derivatives that are designated as hedge instruments:

Derivatives Designated as Hedging Instruments		December 31,
	Balance Sheet Location	2013	2012
		(in thousands)
Long-term—Interest rate swaps	Other assets	$9,726	$—
Short-term—Interest rate swaps	Derivative liabilities, current	(4,984)	(17,017)
Long-term—Interest rate swaps	Other long-term liabilities	—	(27,437)

Total		$4,742	$(44,454)

The Company has elected to not offset the fair value of derivatives subject to master netting agreements, but report them gross on our consolidated balance sheets.

On December 28, 2012, management de-designated a portion of PFA Interest Rate Swaps from hedge accounting due to the change in payment frequency of principal under an amendment to the PFA. Subsequent to de-designation, we accounted for the de-designated portion of the interest rate swaps on a mark-to-market basis,

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

with both realized and unrealized gains and losses on the de-designated portion recorded currently in earnings in interest expense in our consolidated statements of operations through the date of the termination of the PFA Interest Rate Swaps. The following table summarizes the fair values of derivatives that are not designated as hedge instruments:

Derivatives Not Designated as Hedging Instruments		December 31,
	Balance Sheet Location	2013	2012
		(in thousands)
Short-term—Interest rate swaps	Derivative liabilities, current	$—	$(978)
Long-term—Interest rate swaps	Other long-term liabilities	—	(1,574)

Total		$—	$(2,552)

The following table summarizes the cash flow hedge gains and losses:

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in Equity for the Years Ended December 31,			Amount of Loss Reclassified from Equity into Income for the Years Ended December 31,			Amount Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing) for the Years ended December 31,
	2013	2012	2011	2013	2012	2011	2013	2012	2011
	(in thousands)
Interest rate swaps	$49,859	$1,868	$(60,284)	$47,720	$24,419	$1,802	$—	$—	$—

During the years ended December 31, 2013, 2012 and 2011, we reclassified $47.1 million, $23.9 million and $1.8 million to interest expense and $0.6 million, $0.5 million and $0.1 million to depreciation from accumulated other comprehensive income, respectively.

As of December 31, 2013, the estimated amount of net losses associated with derivative instruments that would be reclassified from accumulated comprehensive loss to earnings during the next twelve months was $5.6 million.

Note 10—Fair Value Measurements

We estimated fair value by using appropriate valuation methodologies and information available to management as of December 31, 2013 and 2012. Considerable judgment was required in developing these estimates, and accordingly, estimated values may differ from actual results.

The estimated fair value of accounts receivable, accounts payable and accrued expenses approximated their carrying value due to their short-term nature. The estimated fair value of our SSCF debt approximated carrying value because the variable-rates approximate current market rates. The following table presents the carrying value and estimated fair value of our other long-term debt instruments:

	December 31,
	2013		2012
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(in thousands)
2015 Senior Unsecured Bonds	$300,000	$313,500	$300,000	$308,850
2017 Senior Secured Bonds	497,892	540,000	497,458	512,500
2020 Senior Secured Notes	750,000	756,563	—	—
2018 Senior Secured Term Loan B	742,945	758,910	—	—

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

We estimate the fair values of our variable-rate and fixed-rate debts using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.

The following table presents the carrying value and estimated fair value of our financial instruments recognized at fair value on a recurring basis:

	December 31, 2013
		Fair Value Measurements Using
	Carrying Value	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Interest rate swaps	$9,726	—	$9,726	—
Liabilities:
Interest rate swaps	$(4,984)	—	$(4,984)	—

	December 31, 2012
		Fair Value Measurements Using
	Carrying Value	Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Interest rate swaps	$(47,006)	—	$(47,006)	—

We used an income approach to value assets and liabilities for outstanding interest rate swaps. These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates. The determination of the fair values above incorporated various factors, including the impact of the counterparty’s non-performance risk with respect to the Company’s financial assets and the Company’s non-performance risk with respect to the Company’s financial liabilities.

Refer to Note 9 for further discussion of the Company’s use of derivative instruments and their fair values.

Note 11—Commitments and Contingencies

Operating Leases—The Company leases office space in countries in which it operates. As of December 31, 2013, the future minimum lease payments under the non-cancelable operating leases with lease terms in excess of one year was as follows:

(In thousands)
Years Ending December 31,
2014	$1,163
2015	1,097
2016	1,069
2017	966
2018	858
Thereafter	1,600

Total future minimum lease payments	$6,753

During the years ended December 31, 2013, 2012 and 2011, rent expense was $2.0 million, $1.7 million and $1.1 million, respectively.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Commitments—As of December 31, 2013 and 2012, Pacific Drilling had no material commitments other than commitments related to deepwater drillship construction purchase commitments discussed in Note 3.

Our ability to meet these commitments and ongoing working capital needs will depend in part on our future operating and financial performance, which is dependent on cash flow generated from operating and financing activities and our available cash balances. Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of collecting accounts receivable as well as amounts paid for operating costs. We believe that our cash on hand and cash flows generated from operating and financing activities will provide sufficient liquidity over the next twelve months to fund our working capital needs, amortization payments on our long-term debt and capital expenditures.

Letters of Credit—As of December 31, 2013, we were contingently liable under certain performance, bid and custom bonds and letters of credit totaling approximately $284.5 million related to letters of credit issued as security in the normal course of our business.

Contingencies—It is to be expected that we and our subsidiaries will be routinely involved in litigation and disputes arising in the ordinary course of our business. On April 16, 2013, Transocean filed a complaint against us in the United States District Court for the Southern District of Texas alleging infringement of their dual activity patents. Transocean seeks relief in the form of a permanent injunction, compensatory damages, enhanced damages, court costs and fees. We do not believe that the ultimate liability, if any, resulting from any such pending litigation will have a material adverse effect on our financial condition, results of operations or cash flows.

We entered into a drilling contract for the Pacific Bora with a subsidiary of Chevron Corporation (“Chevron”). Under the contract terms, Chevron agreed to reimburse us for certain capital upgrades to the drillship. At the end of the contract, we are obligated to refund a portion of these costs; however, the ultimate amount of the refund liability to be paid is subject to reductions if the contract is extended beyond its initial term. As of December 31,2013 and 2012, we recorded within our consolidated balance sheets a liability of $17.8 million in accrued expenses and $15.6 million in other long-term liabilities, respectively, for our payable to Chevron that represents the maximum amount that could be ultimately paid.

We maintain loss of hire insurance that becomes effective 45 days after an accident or major equipment failure covered by hull and machinery insurance, resulting in a downtime event and extends for 180 days. In the third quarter 2011, the Pacific Scirocco underwent repairs and upgrades to ensure engine reliability, which was a covered event under our loss of hire policy that resulted in the $23.7 million and $18.5 million of loss of hire insurance recovery recognized during the years ended December 31, 2012 and 2011. During the year ended December 31, 2013, there was no loss of hire insurance recovery.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Note 12—Concentrations of Credit and Market Risk

Financial instruments that potentially subject the Company to credit risk are primarily cash equivalents and accounts receivable. At times, cash equivalents may be in excess of FDIC insurance limits. With regards to accounts receivable, we have an exposure from our concentration of clients within the oil and natural gas industry. This industry concentration has the potential to impact our exposure to credit and market risks as our clients could be affected by similar changes in economic, industry or other conditions. However, we believe that the credit risk posed by this industry concentration is largely offset by the creditworthiness of our client base. During the years ended December 31, 2013, 2012 and 2011, the percentage of revenues earned from our clients was as follows:

	Years Ended December 31,
	2013	2012	2011
Chevron	55.6%	45.0%	100%
Total	22.6%	32.9%	—
Petrobras	21.8%	22.1%	—

Note 13—Segments and Geographic Areas

Pacific Drilling is an international offshore drilling contractor providing drilling services to the oil and natural gas industry through the use of high-specification rigs. Our primary business is to contract our ultra-deepwater rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients.

Our drillships are part of a single, global market for contract drilling services and can be redeployed globally due to changing demands. We consider the operations of each of our drillships to be an operating segment. We evaluate the financial performance of each of our drillships and our overall fleet based on several factors, including revenues from clients and operating profit. The consolidation of our operating segments into one reportable segment is attributable to how we manage our fleet, including the nature of our services provided, type of clients we serve and the ability of our drillships to operate in a single, global market. The accounting policies of our operating segments are the same as those described in the summary of significant accounting policies (Note 2).

As of December 31, 2013, the Pacific Bora, the Pacific Scirocco and the Pacific Khamsin were located offshore Nigeria, the Pacific Mistral was located offshore Brazil and the Pacific Santa Ana was located offshore the United States. The Pacific Sharav, the Pacific Meltem and the Pacific Zonda were located in South Korea, where they are under construction by SHI.

During the years ended December 31, 2013, 2012 and 2011, the percentage of revenues earned by geographic area, based on drilling location, is as follows:

	Years Ended December 31,
	2013	2012	2011
Nigeria	52.1%	63.6%	100%
Gulf of Mexico	26.1%	14.3%	—
Brazil	21.8%	22.1%	—

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Note 14—Investment In and Notes Receivable from Joint Venture

On March 30, 2011, our Predecessor assigned its interests in TPDI to a subsidiary of the Quantum Pacific Group. As a result, neither the Company nor any of its subsidiaries owned any interest in TPDI following March 30, 2011.

In 2007, our Predecessor entered into various agreements with Transocean, which culminated in the formation of a joint venture company, TPDI, which was owned 50% by our Predecessor and 50% by a subsidiary of Transocean. TPDI was formed to construct, own, and operate or charter two deepwater drillships, named the Dhirubai Deepwater KG1 that started operating in July 2009 and Dhirubai Deepwater KG2 that started operating in March 2010.

We determined that the Joint Venture met the criteria of a variable interest entity a (“VIE”) as TPDI’s equity investment at risk was not sufficient for the entity to finance its activities without additional subordinated financial support. We determined that TPDI was a VIE and Transocean was the primary beneficiary for accounting purposes since Transocean a) had the power to direct the marketing and operating activities, which were the activities that most significantly impact TPDI’s economic performance and b) had the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As a result, we accounted for TPDI as an equity method investment in our consolidated financial statements.

The Joint Venture shareholders entered into promissory note agreements with TPDI to fund the formation of the Joint Venture. The promissory notes accrued interest at LIBOR plus 2% per annum with semi-annual interest payments. The Joint Venture was not required to make any payments of principal or interest prior to the TPDI Transfer.

The Joint Venture entered into interest rate swaps, which are designated as cash flow hedges of the future interest payments on variable-rate borrowings under its bank credit facilities. During the year ended December 31, 2011, Pacific Drilling reclassified $3.0 million of losses previously recognized as accumulated other comprehensive income to equity in earnings of Joint Venture. The Joint Venture recognized gains and losses associated with the ineffective portion of the cash flow hedges in interest expense in the period in which they are realized. During the year ended December 31, 2011, the Joint Venture recorded ineffectiveness gains of $0.6 million to interest expense.

Transocean and Pacific Drilling also entered into a letter of credit fee agreement whereby Transocean agreed to provide a letter of credit as needed for purposes of TPDI’s compliance with the terms under TPDI’s bank credit facility. In return, Pacific Drilling agreed to pay Transocean our 50% share of a 4.2% per annum fee on the required letter of credit amount. During the year ended December 31, 2011, Pacific Drilling incurred $0.3 million of fees related to this agreement that was recorded as interest expense in our consolidated statement of operations.

The TPDI Transfer was recorded and presented as a dividend in-kind within our consolidated financial statements on March 31, 2011, which date was used for convenience after our conclusion that there were no material intervening transactions between March 30, 2011 and March 31, 2011.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

Summarized TPDI consolidated results of operations are as follows:

For the Three Months Ended March 31, 2011
(in thousands)
Operating revenues	$90,414
Operating expenses	35,492

Operating income	54,922
Interest expense, net	(13,958)
Other expense	(99)

Income before income taxes	40,865
Income tax expense	4,166

Net income	$36,699

Note 15—Related-Party Transactions

During the year ended December 31, 2011, Pacific Drilling borrowed $142.2 million under a related-party loan provided by a subsidiary of the Quantum Pacific Group. Borrowings under the loan agreement accrued interest at the rate of six percent per annum. During the year ended December 31, 2011, Pacific Drilling incurred and capitalized interest expense of $0.6 million on the related-party loan as a cost of property and equipment. On March 23, 2011, all outstanding related–party loan principal and accrued interest, in the amount of $142.8 million, was converted into equity of Pacific Drilling Limited. Following the conversion, the related-party loan agreement was terminated.

Prior to the TPDI Transfer, the Company entered into promissory note agreements with TPDI and Transocean to fund TPDI as presented in our consolidated financial statements and described in Note 14. During the year ended December 31, 2011, the Company recorded related-party interest income from the Joint Venture of $0.5 million on the promissory notes.

On March 30, 2011, the Company assigned its interests in TPDI, including promissory notes, to a subsidiary of the Quantum Pacific Group. We did not receive any consideration for the TPDI Transfer. In connection with the TPDI Transfer, we entered into a management agreement pursuant to which we provided day-to-day oversight and management services with respect to the Quantum Pacific Group’s equity interest in TPDI for a fee of $8,000 per day. On May 31, 2012, as a result of Quantum Pacific’s divestiture of their equity position in TPDI, this management agreement was terminated. During the years ended December 31, 2012 and 2011, management fee income of $1.2 million and $2.2 million, respectively, was recorded in other income within our consolidated statements of operations.

The joint venture agreements relating to TPDI provided Quantum Pacific Group with a put option that allowed it to exchange its 50% interest in TPDI for shares of Transocean or cash at a purchase price based on an appraisal of the fair value of the two vessels owned by TPDI, subject to various customary adjustments. In conjunction with the TPDI Transfer, a subsidiary of the Quantum Pacific Group provided a guarantee to Project Facilities Agreement lenders. In consideration for the guarantee, we agreed to pay the Quantum Pacific Group a fee of 0.25% per annum on the outstanding borrowings on the Project Facilities Agreement. During the years ended December 31, 2012 and 2011, guarantee fees of $1.3 million and $1.9 million were incurred of which $0.5 million and $1.5 million were recorded to property and equipment as capitalized interest costs, respectively.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — Continued

On April 24, 2012, the guarantee was terminated and the Quantum Pacific Group was released from its obligations thereunder. In connection with the termination and release of the guarantee, our related agreement with the Quantum Pacific Group was terminated.

In February 2012, the Quantum Pacific Group purchased $40.0 million of the 2015 Senior Unsecured Bonds. Following their initial purchase, the Quantum Pacific Group sold the 2015 Senior Unsecured Bonds purchased to unrelated parties during the year ended December 31, 2012. See Note 5 for a description of the 2015 Senior Unsecured Bonds.

Note 16—Restricted Cash

Following the PFA and TI Facilities Refinancing, we had no restricted cash as of December 31, 2013. As of December 31 2012, restricted cash consisted primarily of bank accounts held with financial institutions as security for the PFA and TI Facilities.

Note 17—Retirement Plans

Pacific Drilling sponsors a defined contribution retirement plan covering substantially all U.S. employees (the “U.S. Savings Plan”) and an international savings plan (the “International Savings Plan”). Under the U.S. Savings Plan, the Company matches 100% of employee contributions up to 6% of eligible compensation per participant. Under the International Savings Plan, we contribute 6% of base compensation (limited to a contribution of $15,000 per participant). During the years ended December 31, 2013, 2012 and 2011, our total employer contributions to both plans amounted to $4.5 million, $3.7 million and $2.8 million, respectively.

Note 18—Supplemental Cash Flow Information

During the years ended December 31, 2013, 2012 and 2011, we paid $87.7 million, $70.9 million and $3 million of interest, net of amounts capitalized, respectively. During the years ended December 31, 2013, 2012 and 2011, we paid income taxes of $22 million, $19.3 million, and $0.5 million, respectively.

Capital expenditures in our consolidated statements of cash flows include the effect of changes in accrued capital expenditures, which are capital expenditures that were accrued but unpaid at period end. We have included these amounts in accounts payable, accrued expenses and accrued interest in our consolidated balance sheets as of December 31, 2013 and 2012. During the years ended December 31, 2013, 2012 and 2011, capital expenditures do not include the impacts of an increase in accrued capital expenditures of $17.3 million, decrease in accrued capital expenditures of $4.0 million and increase in accrued capital expenditures of $1.3 million in our consolidated statements of cash flows, respectively.

During the years ended December 31, 2013, 2012 and 2011, non-cash amortization of deferred financing costs and accretion of debt discount totaling $7.1 million, $3.6 million and $13.2 million were capitalized to property and equipment, respectively. Accordingly, these amounts are excluded from capital expenditures in our consolidated statements of cash flows for the years ended December 31, 2013, 2012 and 2011.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Transocean Pacific Drilling Inc.

We have audited the accompanying consolidated balance sheet of Transocean Pacific Drilling Inc. (the “Company”) as of March 31, 2011 and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for the three months ended March 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transocean Pacific Drilling Inc. at March 31, 2011 and the consolidated results of its operations and its cash flows for the three months ended March 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas

March 5, 2012

TRANSOCEAN PACIFIC DRILLING INC.

Consolidated Statement of Operations

(In thousands)

Three months ended March 31, 2011
Operating revenues
Contract drilling revenues	$90,414
Cost and expenses
Operating and maintenance	22,157
Operating and maintenance—affiliates	3,299
Depreciation	9,917
General and administrative	121
Gain loss on disposal of assets	(2)

35,492

Operating income	54,922

Other expense
Interest expense, net	(13,958)
Other	(99)

(14,057)

Income before income taxes	40,865

Income tax expense	4,166

Net income	$36,699

See accompanying notes.

TRANSOCEAN PACIFIC DRILLING INC.

Consolidated Statement of Comprehensive Income

(In thousands)

Three months ended March 31, 2011
Net income	$36,699

Other comprehensive income
Unrecognized gain on derivative instruments	1,439
Reclassification adjustment for loss on derivative instruments realized in net income	5,991

Other comprehensive income, net of income taxes	7,430

Total comprehensive income	$44,129

See accompanying notes.

TRANSOCEAN PACIFIC DRILLING INC.

Consolidated Balance Sheet

(In thousands, except share data)

March 31, 2011
Assets
Cash and cash equivalents	$26,227
Short-term restricted cash	24,508
Accounts receivable
Trade and other	117,093
Affiliates	1,006
Materials and supplies, net	21,948
Prepayments and other current assets	2,697

Total current assets	193,479

Property and equipment	1,475,160
Less accumulated depreciation	53,945

Property and equipment, net	1,421,215

Other assets	8,957

Total assets	$1,623,651

Liabilities and shareholders’ equity
Accounts payable
Trade	$10,069
Affiliates	67,182
Debt due to affiliate within one year	70,000
Debt due to third parties within one year	70,000
Interest payable	24,025
Other current liabilities	33,746

Total current liabilities	275,022

Long-term debt to affiliates	750,959
Long-term debt to third party	455,000
Deferred income taxes	183
Other long-term liabilities	9,868

Total long-term liabilities	1,216,010

Common stock, $0.01 par value, 50,000 shares authorized, issued, fully paid and outstanding at March 31, 2011	1
Additional paid-in capital	1,743
Accumulated other comprehensive loss	(19,485)
Retained earnings	150,360

Total shareholders’ equity	132,619

Total liabilities and shareholders’ equity	$1,623,651

See accompanying notes.

TRANSOCEAN PACIFIC DRILLING INC.

Consolidated Statement of Shareholders’ Equity

(In thousands, except for shares)

	Common stock		Additional paid-in	Accumulated other comprehensive	Retained	Total
	Shares	Amount	capital	income	earnings	shareholders’
Balance at December 31, 2010	50,000	$1	$1,743	$(26,915)	$113,661	$88,490
Net income		—	—	—	36,699	36,699
Other comprehensive income		—	—	7,430	—	7,430

Balance at March 31, 2011	50,000	$1	$1,743	$(19,485)	$150,360	$132,619

See accompanying notes.

TRANSOCEAN PACIFIC DRILLING INC.

Consolidated Statement of Cash Flows

(In thousands)

Three months ended March 31, 2011
Operating activities
Net income	$36,699
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	9,917
Deferred income tax	20
Gain loss from disposals of assets, net	(2)
Other, net	1,498
Changes in operating assets and liabilities:
Restricted cash—interest	(1,175)
Account receivable and other current assets	(32,574)
Other assets	11
Accounts payable and accrued liabilities	1,523
Income tax receivable / payable	1,614
Other long-term liabilities	(203)
Receivable from / payable to affiliates, net	3,407

Net cash provided by operating activities	20,735

Investing activities
Capital expenditures	(12,270)

Net cash used in investing activities	(12,270)

Financing activities
Proceeds from restricted cash investments	52,695
Deposits to restricted cash investments	(52,695)
Repayment of short-term affiliate debt	(17,500)
Repayment of short-term third-party debt	(35,195)
Proceeds from long-term affiliate debt	—
Proceeds from long-term third-party debt	—

Net cash used in financing activities	(52,695)

Net decrease in cash and cash equivalents	(44,230)
Cash and cash equivalents at beginning of period	70,457

Cash and cash equivalents at end of period	$26,227

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

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements — Continued

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

Allowance for doubtful accounts—We establish an allowance for doubtful accounts on a case-by-case basis, considering changes in the financial position of a major customer, when we believe the required payment of specific amounts owed is unlikely to occur. We derive a majority of our revenues from services to international oil companies and government-owned or government-controlled oil companies. We evaluate the credit quality of our customers on an ongoing basis, and we do not generally require collateral or other security to support customer receivables. This allowance was zero at March 31, 2011.

Materials and supplies—Materials and supplies are carried at average cost less an allowance for obsolescence. Such allowance was $121 thousand at March 31, 2011.

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

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements — Continued

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

Capitalized interest—We capitalize interest costs for qualifying construction and upgrade projects. We capitalized interest costs on construction work in progress of zero for the three months ended March 31, 2011.

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

Foreign currency—The majority of our revenues and expenditures are denominated in U.S. dollars to limit our exposure to foreign currency fluctuations, resulting in the use of the U.S. dollar as the functional currency for all of our operations. Foreign currency exchange gains and losses are primarily included in other income (expense) as incurred. We had net foreign currency exchange losses of $105 thousand for the three months ended March 31, 2011.

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements — Continued

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

Subsequent events—We evaluate subsequent events through the date our financial statements are available to be issued. For the three months ended March 31, 2011, we have evaluated subsequent events through March 5, 2012. See Note 10—Subsequent Events.

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

Note 3—Interest-bearing Loans and Borrowings

$1.265 billion Credit Facility—In October 2008, the Company entered into a credit agreement for a $1.265 billion secured credit facility, comprised of a $1.0 billion senior tranche and a $190 million junior tranche (the “Term Loan Facility”) as well as a $75 million revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility and the Revolving Credit Facility (together, the “Credit Facilities”) financed the construction of the Drilling Rigs which serve as security against outstanding debt. The Term Loan Facility senior and junior tranches are both comprised of two equal tranches for the KG1 and KG2. TOIVL participates as a lender in the senior and junior tranches with a 50 percent commitment totaling $595 million in the aggregate. The Credit Facilities bore interest at LIBOR plus the margin of 1.60 percent until each drilling rig was accepted. Subsequent to the acceptance of the respective rig, the related tranches of the Term Loan Facility bear interest at a margin of 1.45 percent for the senior tranche and 2.25 percent for the junior tranche. Subsequent to acceptance of the KG2, the Revolving Credit Facility bears interest at a margin of 1.45 percent. The availability of any

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements — Continued

commitment amounts not borrowed under the Term Loan Facility ceased upon completion of construction of the Drilling Rigs. The Revolving Credit Facility remains available for the financing of general working capital needs throughout the term of the facility. The maximum amount available under the Revolving Credit Facility reduces to $35 million at December 2013 and to $15 million at December 2014, and at each commitment reduction date, the Company is required to repay any outstanding borrowings in excess of the reduced commitment amount. The senior tranche requires quarterly payments beginning in April 2010 and is due in full in March 2015. The junior tranche and the Revolving Credit Facility are due in full in March 2015. We are required to maintain certain cash balances, as defined in the loan agreement, to service the debt. At March 31, 2011, the Company had $24.5 million of restricted cash classified as a current asset. The Credit Facilities have covenants that contain minimum liquidity requirements, a minimum debt service ratio and a maximum leverage ratio. The Credit Facilities may be prepaid in whole or in part without premium or penalty. At March 31, 2011, $1,050 million was outstanding under the Credit Facilities, of which $525 million was due to TOIVL, at a weighted-average interest rate of 1.90 percent, not including the effects of the cash flow hedges.

Promissory Notes—At Inception the Company entered into unsecured promissory note agreements (the “Promissory Notes”) with TOIVL and PDL for the purpose of funding the joint venture formation (see Note 5—Related Party Transactions). In October 2008, using borrowings under the Credit Facilities, the Company prepaid $441 million of outstanding Promissory Notes. In September 2009 and October 2009, additional promissory notes of $20 million and $54.5 million, respectively were issued to the Company. As of March 31, 2011, $296 million in Promissory Notes were outstanding, $148 million of which was due to each of Quantum and TOIVL. As of March 31, 2011, the Company deferred interest payments totaling $21.6 million and is classified as interest payable in our consolidated balance sheet. The weighted-average interest rate was 2.5 percent for the three months ended March 31, 2011, respectively. The components of the Company’s debt balances were as follows:

(In thousands)	March 31, 2011
Related party debt
Term loan facility due within one year—due to TOIVL	$70,000

Total current debt to affiliates	70,000
Long-term term loan—due to TOIVL	454,999
Long-term promissory note—due to TOIVL	147,980

Total long-term due to TOIVL	602,979
Long-term promissory note—due to Quantum	147,980

Total long-term debt to affiliates	750,959
Third party debt
Term loan facility due within one year	70,000

Total current debt to third party	70,000
Long-term debt	455,000

Total long-term debt to third party	455,000
Total debt	$1,345,959

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements — Continued

The following table presents the carrying amounts of the Company’s debt along with the key terms and balances presented at face value of its debt agreements:

(In thousands)	Effective Interest Rate (%) at March 31, 2011	Final maturity	March 31, 2011
Current
$1.265 billion Credit Facility
$1 billion senior tranche—KG1	LIBOR + 1.45%	March 9, 2015	$35,000
$1 billion senior tranche—KG2	LIBOR + 1.45%	March 9, 2015	35,000
$1 billion senior tranche—KG1 due to TOIVL	LIBOR + 1.45%	March 9, 2015	35,000
$1 billion senior tranche—KG2 due to TOIVL	LIBOR + 1.45%	March 9, 2015	35,000

Total current debt—$1.265 billion Credit Facility			$140,000

Long-term
$1.265 billion Credit Facility
$1 billion senior tranche—KG1	LIBOR + 1.45%	March 9, 2015	$180,000
$1 billion senior tranche—KG2	LIBOR + 1.45%	March 9, 2015	180,000
$1 billion senior tranche—KG1 due to TOIVL	LIBOR + 1.45%	March 9, 2015	180,000
$1 billion senior tranche—KG2 due to TOIVL	LIBOR + 1.45%	March 9, 2015	180,000
$190 million junior tranche—KG1	LIBOR + 2.25%	March 9, 2015	47,500
$190 million junior tranche—KG2	LIBOR + 2.25%	March 9, 2015	47,500
$190 million junior tranche—KG1 due to TOIVL	LIBOR + 2.25%	March 9, 2015	47,499
$190 million junior tranche—KG2 due to TOIVL	LIBOR + 2.25%	March 9, 2015	47,500
$75 million revolving credit facility	LIBOR + 1.45%	March 9, 2015	—

Total $1.265 billion Credit Facility			909,999

Promissory Notes
Promissory Note—due to Quantum	LIBOR + 2.00%	October 18, 2017	18,110
Promissory Note—due to Quantum	LIBOR + 2.00%	January 22, 2018	51,100
Promissory Note—due to Quantum	LIBOR + 2.00%	July 1, 2018	41,520
Promissory Note—due to Quantum	LIBOR + 2.00%	September 4, 2019	10,000
Promissory Note—due to Quantum	LIBOR + 2.00%	October 23, 2019	27,250

Total Promissory Notes—due to Quantum			147,980

Promissory Note—due to TOIVL	LIBOR + 2.00%	October 18, 2017	18,110
Promissory Note—due to TOIVL	LIBOR + 2.00%	January 22, 2018	51,100
Promissory Note—due to TOIVL	LIBOR + 2.00%	July 1, 2018	41,520
Promissory Note—due to TOIVL	LIBOR + 2.00%	September 4, 2019	10,000
Promissory Note—due to TOIVL	LIBOR + 2.00%	October 23, 2019	27,250

Total Promissory Notes—due to TOIVL			147,980

Total Promissory Notes			295,960

Total long-term debt			$1,205,959

Total debt			$1,345,959

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements — Continued

Scheduled maturities—At March 31, 2011, the scheduled maturities of our debt were as follows (in thousands):

Within one year	$140,000
2012 (Nine months ended December 31, 2012)	105,000
2013	140,000
2014	140,000
2015	524,999
Thereafter	295,960

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

The Company recognizes the gains and losses associated with the ineffective portion of the hedges in interest expense in the period in which they are realized. During construction of the Drilling Rigs, the notional value increases proportionately with the forecasted borrowings under the Credit Facilities to a maximum amount of $1,190 million, of which $595 million is attributable to TOIVL. Upon completion of construction of Drilling Rigs, the notional value decreases proportionately with the repayment of borrowings under the Credit Facilities. As of March 31, 2011, the aggregate notional value had decreased to $1,015 million.

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

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements — Continued

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

Promissory Note Agreements—At Inception, the Company entered into unsecured promissory note agreements with TOIVL and PDL for the purpose of funding the formation of the Company. The Promissory Notes bear an interest rate of LIBOR plus 2 percent per annum with semi-annual interest payments commencing April 30, 2008. The Company may, upon written notice to Quantum and TOIVL, elect to defer the payment of accrued interest (including any prior deferred interest) to the next succeeding interest payment date. At April 30, 2008, the Company elected to defer the interest payments due under the Promissory Notes. In October 2008, in connection with borrowings under the Credit Facilities, the Company paid approximately $32 million to satisfy interest accrued and deferred through September 30, 2008. Through March 31, 2011, no further interest payments had been made, and all interest due was deferred. The Promissory Notes are scheduled to mature ten years after the date of the respective note and the Company may, upon written notice to Quantum and TOIVL, elect to defer the maturity date for a period up to ten years. The Company is not required to make any payments of principal or interest prior to the maturity date. As of March 31, 2011, $296 million in Promissory Notes remained outstanding, $148 million of which was due to each of Quantum and TOIVL.

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

Construction Support Agreements—TOIVL has elected to delegate certain duties and obligations under the Construction Management Agreements to an affiliate, Transocean Construction Management Ltd.—Korea Branch (“TCML”). In connection with this delegation, in January 2008 the Company entered into construction support agreements with TCML under which TCML will design, construct, equip and test the Drilling Rigs in accordance with the terms, conditions and requirements of their respective construction and equipments contracts. The Company has agreed to reimburse TCML for all documented costs incurred by TCML in performing its duties under these agreements. This agreement was terminated upon customer acceptance of the KG2. There were no costs incurred under the Construction Support Agreement for the three months ended March 31, 2011.

Marketing Agreement—The Shareholders entered into a marketing agreement with TOIVL. Under the terms of the marketing agreement, the Company granted TOIVL and its affiliates, on an exclusive basis, all rights to market each of the Drilling Rigs worldwide for use in any territory or region. Commencing upon the date of the completion and delivery of the Drilling Rigs through perpetuity unless otherwise terminated by the party in accordance with the agreement, the Company will pay TOIVL a marketing fee of $7,000 per day in respect of each Drilling Rig. The marketing fee is subject to adjustment annually based on the consumer pricing index

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements — Continued

published by the U.S. Department of Labor. Expense related to this agreement recorded in Operating and maintenance—affiliates on the statement of operations was $1 million for the three months ended March 31, 2011.

Operating Agreement—The Shareholders entered into an operating agreement with TOIVL. Under the terms of the operating agreement, the Company appoints TOIVL and its affiliates to act as the operator of the Drilling Rigs. Commencing upon the date of the completion and delivery of the Drilling Rigs, TOIVL is providing services to include day to day management supervision and operating, maintenance, administrative and related services in respect of each Drilling Rig. The Company has agreed to reimburse TOIVL for all documented costs incurred by TOIVL in performing its duties under this agreement. In addition to the documented costs incurred, TOIVL allocated local overhead costs of $2 million for the three months ended March 31, 2011.

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

Contract labor expenses—TOIVL and its affiliates incur certain payroll costs on the Company’s behalf. Through the operating agreement TOIVL and its affiliates provide work crews to perform day to day operations. These expenses were $13 million for the three months ended March 31, 2011 and are a component of operating and maintenance expense on the statement of operations.

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

Short-term and long-term debt due to affiliates—The determination of the fair value of short-term debt due to affiliates with a carrying amount of $70.0 million at March 31, 2011 and the fair value of long-term debt due to affiliates with a carrying amount of $751 million at March 31, 2011 is not practicable due to the related party nature of such debt. See Note 5–Related Party Transactions.

Short-term and long-term debt to third parties—The face value of interest-bearing loans and borrowings approximates the fair value of the loans and borrowings since they have effective interest rates that are based on floating rates.

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements — Continued

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

We do not enter into derivative transactions for speculative purposes. At March 31, 2011, we had no outstanding foreign exchange derivative instruments.

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

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements — Continued

For the three months ended March 31, 2011, RIL and/or ONGC accounted for 100 percent of total operating revenues.

Note 8—Supplementary Cash Flow Information

Additional cash flow information is as follows (in thousands):

Three months ended March 31, 2011
Certain cash operating activities
Cash payments for interest	$10,572
Cash payments for taxes	2,533
Non-cash investing activities
Capital expenditures—third party, accrued at end of period	$399
Capital expenditures—affiliates, accrued at end of period	$11,903

Note 9—Income Taxes

Tax provision—The components of the Company’s provision for income taxes are as follows (in thousands):

Three Months Ended March 31, 2011
Current tax expense	$4,146
Deferred tax (benefit) expense	20

Income tax expense	$4,166

Effective tax rate	10%

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

The Company recognizes deferred tax assets and liabilities for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of its assets and liabilities at the applicable tax rates in effect. As of March 31, 2011, the Company’s net deferred tax liability balance of $183 thousand relates to the net effects of deferred revenue and straight line revenue recognition.

Tax returns—The Company’s income tax returns are subject to review and examination in the jurisdictions in which the Company conducts business. The Company is not currently undergoing audits or contesting tax assessments.

TRANSOCEAN PACIFIC DRILLING INC.

Notes to Consolidated Financial Statements — Continued

The following is a reconciliation of our unrecognized tax benefits, excluding interest and penalties (in thousands):

Three Months Ended March 31, 2011
Balance, beginning of the period	$1,047
Additions for current year tax position	375

Balance, end of the period	$1,422

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