Form 20-F
period 2014-12-31
PACIFIC DRILLING S.A.
filed 2015-02-26
CIK 1517342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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
11700 Katy Freeway, Suite 175
Houston, Texas 77079
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
As of December 31, 2014, there were 215,783,524 shares outstanding.
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
This annual report contains forward-looking statements that involve risks and uncertainties. Where any forward-looking statement includes a statement about the assumptions or bases underlying the forward-looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the statement of expectation or belief will result or be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward-looking statements can be identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. Forward-looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this annual report. These risks include the risks that are identified in Item 3, “Risk Factors” of this annual report, and also include, among others, risks associated with the following:

•	the oil and gas market and its impact on demand for our services, including supply and demand for oil and gas, general global economic conditions and expectations regarding future energy prices;

•	reduced expenditures by oil and natural gas exploration and production companies;

•	our ability to enter into and negotiate favorable terms for future client contracts or extensions;

•	competition within our industry, including oversupply of rigs competing with our rigs;

•	our limited number of assets and small number of clients;

•	our substantial level of indebtedness;

•	our ability to pay dividends or make distributions as and when and in the amount forecasted;

•	our ability to incur additional indebtedness and compliance with restrictions and covenants in our debt agreements;

•	termination of our client contracts;

•	delays and cost overruns in construction projects and rig deliveries;

•	operating hazards in the oilfield services industry;

•	unplanned downtime or repairs of our drillships;

•	our levels of operating and maintenance costs;

•	the volatility of the price of our common shares;

•	non-compliance with the Foreign Corrupt Practices Act or any other anti-bribery laws;

•	non-compliance with governmental, tax, permitting, environmental and safety regulations;

•	restrictions on offshore drilling;

•	strikes and work stoppages;

•	timely access to spare parts equipment or personnel required to maintain and service our fleet;

•	corruption, militant activities, political instability, public health threats, ethnic unrest and regionalism in Nigeria and other countries where we may operate;

•	changes in tax laws, treaties or regulations;

•	our ability to attract and retain skilled workers on commercially reasonable terms;

•	our dependence on key personnel;

•	adequacy of insurance coverage in the event of a catastrophic event;

•	our relatively limited operating history;

•	our ability to obtain indemnity from clients;

•	effects of new products and new technology in our industry;

•	our incorporation under the laws of Luxembourg and the limited rights to relief for shareholders that may be available compared to other countries, including the United States; and

•	potential conflicts of interest between our controlling shareholder and our public shareholders.

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
A. SELECTED FINANCIAL DATA
You should read the following selected consolidated financial data in conjunction with Item 5, “Operating Results” and our historical consolidated financial statements and related notes thereto included elsewhere in this annual report. The financial information included in this annual report may not be indicative of our future financial position, results of operations or cash flows.
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
Set forth below are (i) selected historical consolidated financial data as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, which have been derived from our audited consolidated financial statements included elsewhere in this annual report and (ii) selected historical consolidated financial data as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and 2010, which have been derived from our audited consolidated financial statements not included in this annual report.

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands, except per share amounts)
Statement of operations data:
Revenues
Contract drilling	$1,085,794	$745,574	$638,050	$65,431	$—
Costs and expenses
Contract drilling	(459,617)	(337,277)	(331,495)	(32,142)	—
General and administrative expenses	(57,662)	(48,614)	(45,386)	(52,614)	(19,715)
Depreciation expense	(199,337)	(149,465)	(127,698)	(11,619)	(395)
	(716,616)	(535,356)	(504,579)	(96,375)	(20,110)
Loss of hire insurance recovery	—	—	23,671	18,500	—
Operating income (loss)	369,178	210,218	157,142	(12,444)	(20,110)
Other income (expense)
Costs on interest rate swap termination	—	(38,184)	—	—	—
Interest expense	(130,130)	(94,027)	(104,685)	(10,384)	(858)
Total interest expense	(130,130)	(132,211)	(104,685)	(10,384)	(858)
Costs on extinguishment of debt	—	(28,428)	—	—	—
Equity in earnings of Joint Venture	—	—	—	18,955	56,307
Interest income from Joint Venture	—	—	—	495	1,973
Other income (expense)	(5,171)	(1,554)	3,245	3,675	(62)
Income before income taxes	233,877	48,025	55,702	297	37,250
Income tax benefit (expense)	(45,620)	(22,523)	(21,713)	(3,200)	49
Net income (loss)	$188,257	$25,502	$33,989	$(2,903)	$37,299
Earnings (loss) per common share, basic	$0.87	$0.12	$0.16	$(0.01)	$0.25
Weighted-average number of common shares, basic(1)	217,223	216,964	216,901	195,448	150,000
Earnings (loss) per common share, diluted	$0.87	$0.12	$0.16	$(0.01)	$0.25
Weighted-average number of common shares, diluted(1)	217,376	217,421	216,903	195,448	150,000

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands)
Balance sheet data:
Working capital(2)	$(21,425)	$301,471	$522,390	$115,462	$14,482
Property and equipment, net	5,431,823	4,512,154	3,760,421	3,436,010	1,893,425
Investment in and notes to Joint Venture		—	—	—	186,714
Total assets	6,077,301	5,164,040	4,893,928	4,184,289	2,271,949
Long-term debt(3)	3,150,242	2,430,837	2,253,708	1,675,000	450,000
Shareholders’ equity	2,578,872	2,399,924	2,315,248	2,274,073	1,775,207

(1)	Retrospectively adjusted for the year ended December 31, 2010 to reflect the issued share capital of Pacific Drilling S.A. following the Restructuring.

(2)	Working capital is defined as current assets minus current liabilities.

(3)	Includes current maturities of long-term debt.
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D. RISK FACTORS
An investment in our common shares involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this annual report, before making an investment in our common shares. Any of the risk factors described below could significantly and negatively affect our financial position, results of operations or cash flows, which may reduce our ability to pay dividends or make distributions and lower the trading price of our common shares. You may lose part or all of your investment.
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
Oil and natural gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

•	worldwide production and demand for oil and natural gas and any geographical dislocations in supply and demand;

•	the cost of exploring for, developing, producing and delivering oil and natural gas, and the relative cost of onshore production or importation of natural gas;

•	expectations regarding future production and prices of oil and natural gas;

•	international and U.S. government regulations and policies regarding exploration and development of oil and natural gas reserves;

•	advances in exploration, development and production technology;

•	the ability of Organization of the Petroleum Exporting Countries (“OPEC”) to affect pricing;

•	local and international political and economic conditions;

•	domestic and foreign tax policies;

•	the development and exploitation of alternative energy sources;

•	worldwide economic and financial problems and corresponding decline in the demand for oil and gas and consequently for our services; and

•
the worldwide social and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, insurrection or other crises in the Middle East, Africa, South America or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our business in the offshore drilling sector. Sustained periods of low oil prices typically result in reduced exploration and drilling. These changes in commodity prices can have an effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling units, particularly older and lower technical specification drilling units, being idle for periods of time. For example, many of the exploration and production companies that have announced 2015 capital expenditure budgets plan to reduce capital spending from 2014 levels. Additionally, multiple older, lower-specification deepwater and mid-water drillships and semisubmersibles have recently completed contracts prior to engaging new ones. These developments have exerted pricing pressure on our market. We cannot accurately predict the future level of demand for our services or future conditions in the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and materially harm our business and results of operations.

In addition to oil and natural gas prices, the offshore drilling industry is influenced by additional factors, including:

•	the availability and the anticipated availability of competing offshore drilling vessels;

•	the level of costs for associated offshore oilfield and construction services;

•	the discovery of new oil and gas reserves and their relative production costs;

•	the relative cost of non-conventional energy sources; and

•	the regulatory restrictions on offshore drilling.
Any of these factors could reduce demand for our services and adversely affect our business and results of operations.
Our current backlog of contract drilling revenue may not be fully realized.
As of February 23, 2015, we had a contract backlog on the Pacific Bora, the Pacific Scirocco, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav of approximately $2.3 billion. We calculate our contract backlog by multiplying the average contractual dayrate we expect to earn by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the contracts. The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the tables provided in Item 4, “Business Overview—Contract Backlog” of this annual report due to various factors, including shipyard and maintenance projects, downtime during the shakedown period for new drilling units and other factors. The contractual dayrate used to calculate average estimated contract backlog per day is higher than other rates that may be in effect at certain times under the contract, including the standby rate or waiting on weather rate, the repair rate or the force majeure rate. We may not be able to realize the full amount of our contract backlog due to events beyond our control. In addition, some of our clients may experience liquidity issues, which could worsen if commodity prices remain low or decrease further for an extended period of time. Liquidity issues could lead our clients to seek to repudiate, cancel or renegotiate these agreements for various reasons, as described under “—Our drilling contracts may be terminated early in certain circumstances” below. Our inability to realize the full amount of our contract backlog could have a material adverse effect on our financial position, results of operations or cash flows.
An oversupply of rigs competing with our rigs could depress the demand and contract prices for ultra-deepwater rigs and could adversely affect our financial position, results of operations or cash flows.
There are numerous rigs currently under contract for construction in the industry worldwide. We estimate there are approximately 55 high-specification rigs delivered or scheduled for delivery between January 1, 2015 and the end of 2017, 24 of which have not yet been announced as contracted to clients. The entry into service of these new units will increase supply and could trigger a reduction in dayrates as rigs are absorbed into the active fleet. Any increase in construction of drilling units could negatively impact utilization and dayrates. Lower utilization and dayrates could require us to enter into lower dayrate contracts or to idle one or more of our drillships, which could have a material adverse effect on our financial position, results of operations or cash flows or result in the recognition of impairment charges on our drillships.
We may enter into drilling contracts that expose us to greater risks than we normally assume.
We may enter into drilling contracts that expose us to greater risks than we normally assume, such as exposure to greater environmental or other liabilities and more onerous termination provisions giving the customer a right to terminate without cause or upon little or no notice. Upon termination, these contracts may not result in a payment to us, or if a termination payment is required, it may not fully compensate us for the loss of a contract. In addition, the early termination of a contract may result in a rig being idle for an extended period of time, which could adversely affect our financial position, results of operations or cash flows. We can provide no assurance that the increased risk exposure will not have a material negative impact on our future operations and financial results.
Failure to secure drilling contracts prior to deployment of our remaining newbuild drillships or for our currently operating drillships after the expiration of existing contracts could have a material adverse effect on our financial position, results of operations or cash flows.
We have not yet secured drilling contracts for the Pacific Meltem or the Pacific Zonda. The Pacific Meltem was delivered on November 25, 2014 and is currently mobilizing to the Atlantic Basin. The Pacific Zonda is being built by Samsung Heavy Industries (“SHI”) and is scheduled for delivery in the third quarter of 2015. In addition, the three-year drilling contract for the Pacific Mistral with Petróleo Brasileiro S.A. (“Petrobras”) concluded on February 5, 2015. Our ability to obtain drilling contracts for these drillships will depend on market conditions and our clients’ drilling programs. We may not be able to secure contracts for these drillships on favorable terms, or at all. Our failure to secure drilling contracts for our uncontracted drillships or currently operating drillships after the expiration of existing contracts could have a material adverse effect on our financial position, results of operations or cash flows. In addition, the failure to secure at least a one-year drilling contract for the Pacific Meltem before May 10, 2015 may decrease our borrowing capacity under the Senior Secured Credit Facility Agreement (as defined below) by approximately $100.0 million.
We have a limited asset base and currently rely on two client accounts. The loss of any client or significant downtime on any drillship attributable to unplanned maintenance, repairs or other factors could adversely affect our financial position, results of operations or cash flows.
As a result of our relatively small fleet of drillships, we anticipate revenues will depend on contracts with a limited number of clients. We currently have five operating drillships, two available drillships, and one additional drillship under construction. Four of our operating drillships, the Pacific Bora, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav are working for subsidiaries of Chevron Corporation (“Chevron”). The Pacific Scirocco is operating with a subsidiary of Total S.A. (“Total”).
Our financial position, results of operations or cash flows could be materially adversely affected if any one of these clients was to interrupt or curtail its activities, fail to pay for the services that have been performed, terminate its contract with us, fail to extend or renew its existing contract with us or refuse to award new contracts to us and we are unable to enter into contracts with new clients on comparable terms. The loss of either one of these clients could have a material adverse effect on our financial position, results of operations or cash flows. In addition, our limited number of drillships makes us more susceptible to incremental loss in the event of downtime on any one operating unit. If any one of our drillships becomes inactive for a substantial period of time and is not otherwise earning contractual revenues, it could have a material adverse impact on our financial position, results of operations or cash flows.
Our substantial indebtedness could adversely affect our financial position and business prospects.
As of February 23, 2015, we and our subsidiaries, on a consolidated basis, had approximately $3.0 billion of debt, comprised of (i) $750.0 million under our 5.375% Senior Secured Notes due 2020 (the “2020 Senior Secured Notes”), (ii) $736.2 million under our senior secured institutional term loan (the “Senior Secured Term Loan B”), (iii) $879.2 million under our SSCF (as defined below), (iv) $500.0 million under our 7.25% Senior Secured Notes due in 2017 (the “2017 Senior Secured Notes”) and (v) $180.0 million under our 2014 Revolving Credit Facility (each described in further detail in Item 5, “Liquidity and Capital Resources—Description of Indebtedness” and Note 4 to the Company’s Consolidated Financial Statements in this annual report). Our level of indebtedness, and the terms of the agreements that govern such indebtedness, may have important consequences on our business such as:

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
Each of these factors may have a material and adverse effect on our financial position, results of operations or cash flows. We may also incur additional indebtedness in the future. If we incur additional indebtedness, the related risks that we now face would intensify. Our ability to service our debt depends upon, among other things, our future financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our cash flows from operations are not sufficient to service our current or future indebtedness, we will be forced to take actions such as postponing or reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Our indebtedness imposes significant operating and financial restrictions on certain of our subsidiaries, which may prevent us from capitalizing on business opportunities.
Our existing debt contains several restrictions on our activities. These restrictions limit our ability and the ability of our subsidiaries to, among other things:

•	make certain types of loans and investments;

•	make dividends or other payments, redeem or repurchase stock, prepay, redeem or repurchase other debt or make other restricted payments;

•	incur or guarantee additional indebtedness or issue preferred stock;

•	create or incur liens;

•	create unrestricted subsidiaries;

•	sell assets or consolidate or merge with or into other companies;

•	engage in transactions with affiliates; and

•	enter into new lines of business.
The Senior Secured Credit Facility agreement (the “SSCF”), the 2013 Revolving Credit Facility and 2014 Revolving Credit Facility also contain financial covenants that impose significant restrictions on us, including requirements to maintain certain liquidity levels and financial ratios. See Item 5, “Liquidity and Capital Resources-Description of Indebtedness” and Note 4 to the Company’s Consolidated Financial Statements in this annual report for a description of the restrictions and covenants applicable to our indebtedness.
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
Our indebtedness consists of a number of different obligations, each governed by a separate agreement. Pursuant to the terms of the agreements governing our indebtedness, an event of default may be triggered by the occurrence of certain or all of the following events in connection with our other indebtedness: (i) failure to make payments when due or upon maturity, (ii) acceleration of other indebtedness and (iii) events of default due to breaches of covenants or otherwise under the agreements governing other indebtedness. An event of default under any of our debt agreements could permit some of the lenders to declare all amounts borrowed from them due and payable. In addition, debt under other debt agreements that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness, and we may not be able to find alternative financing, however; if we obtain alternative financings, such financing might not be on terms that are favorable or acceptable. If we were unable to repay amounts borrowed, the holders of the debt could initiate a bankruptcy or liquidation proceeding. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” and Note 4 to the Company’s Consolidated Financial Statements in this annual report for a description of the restrictions and covenants applicable to our indebtedness.
Our drilling contracts may be terminated early in certain circumstances.
Our contracts with clients may be terminated at the option of the client upon payment of an early termination fee, which is typically a significant percentage of the dayrate or the standby rate under the drilling contract for a specified period of time. Such payments may not, however, fully compensate us for the loss of the contract. Our contracts also provide for termination by the client without the payment of any termination fee, under various circumstances, typically including, but not limited to, our non-performance, as a result of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events. Many of these events are beyond our control. During periods of depressed market conditions, we are subject to an increased risk of our clients seeking to terminate their contracts. Our clients’ ability to perform their obligations under their drilling contracts with us may also be negatively impacted by continuing global economic uncertainty. If our clients terminate some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if payments due under our contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, our financial position, results of operations or cash flows could be materially adversely affected.
Delays in the construction of new drillships or the modifications of existing drillships could adversely affect our business.
As of February 23, 2015, we had one ultra-deepwater newbuild drillship under construction, the Pacific Zonda. We may enter into agreements to commence newbuild projects in the future as part of our growth strategy. Such construction projects are subject to risks of delay inherent in any large construction project, including costs or delays resulting from the following:

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
If we enter into a pre-delivery contract, any delays in the delivery of the Pacific Zonda could result in a loss of revenue and may subject us to penalties due to delays in contract commencement and may result in termination or shortening of the term of the drilling contract by the client pursuant to applicable late delivery clauses, which could adversely affect our financial position, results of operations or cash flows.
Our business and the industry in which we operate involve numerous operating hazards which, if they occur, may cause a material adverse effect to our business.
Our operations are subject to the usual hazards inherent in the drilling and operation of oil and natural gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, cratering, fires, explosions, spills and pollution. The occurrence of any of these events could result in the suspension of our drilling or production operations, claims by the operator, severe damage to, or destruction of, the property and equipment involved, injury or death to drilling unit personnel and environmental and natural resources damage. Our operations could be suspended as a result of these hazards whether the fault is ours or that of a third party. In certain circumstances, governmental authorities may suspend drilling operations as a result of these hazards, and our clients may cancel or terminate their contracts. We may also be subject to personal injury and other claims of drilling unit personnel as a result of our drilling operations. Our operations also may be suspended because of machinery breakdowns, abnormal operating conditions, failure of subcontractors to perform or supply goods or services and personnel shortages.
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
We may experience downtime as a result of repairs or maintenance, human error, defective or failed equipment or delays waiting for replacement parts.
Repairs or maintenance, human error, defective or failed equipment or delays waiting for replacement parts on our drillships may cause us to experience operational downtime, which may have an adverse effect on our results of operations.
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
We do not expect operating and maintenance costs to fluctuate in direct proportion to changes in operating revenues. The principal components of our operating costs are, among other things, direct and indirect costs of labor and benefits, maintenance and spare parts and insurance. Operating revenues may fluctuate as a function of changes in dayrates. However, costs for operating a drillship are generally fixed or only semi-variable regardless of the dayrate being earned. In addition, should one of our drillships incur idle time between contracts, we would typically maintain the crew to prepare the drillship for its next contract and would not reduce costs to correspond with the decrease in revenue. During times of reduced activity, reductions in costs may not be immediate. In addition, as drillships are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. Equipment maintenance expenses may fluctuate depending upon the type of activity a drillship is performing and the age and condition of the equipment. Contract preparation expenses may vary based on the scope and length of contract preparation required.
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
In order to effectively compete in some foreign jurisdictions, we utilize local agents and/or establish joint ventures with local operators or strategic partners. For example, in Nigeria, in compliance with Nigerian law, we have established the Pacific International Drilling West Africa Limited (“PIDWAL”) joint venture, owned by us and Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. PIDWAL is party to the contracts with subsidiaries of Chevron for the Pacific Bora and the Pacific Khamsin and the contract with a subsidiary of Total for the Pacific Scirocco. Derotech is also performing marketing services for PIDWAL. In addition, we entered into an agreement with a marketing agent in Brazil and have agreements with agents in both Nigeria and Brazil, pursuant to which the agents, among other activities, process visas, customs clearance of routine shipments of equipment, materials and supplies and process temporary importation permits, extensions and renewals. One of our logistics and supply-chain agents in Nigeria is an affiliate of Derotech. All of these activities involve interaction by our agents with non-U.S. government officials. Even though some of our agents and partners may not themselves be subject to the FCPA or other non-U.S. anti-bribery laws to which we may be subject, if our agents or partners make improper payments to non-U.S. government officials in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our financial position, results of operations or cash flows.
Our contract drilling operations may be adversely affected by various laws and regulations in countries in which we operate relating to the equipment and operation of drilling units, oil and natural gas exploration and development and import and export activities.
Governments in some foreign countries have been increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries, including local content requirements for participating in tenders for certain drilling contracts. Many governments favor or effectively require that drilling contracts be awarded to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may result in inefficiencies or put us at a disadvantage when we bid for contracts.
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
The contract drilling industry is highly competitive. Compared to companies with greater resources or operating history, we may be at a competitive disadvantage.
The offshore contract drilling industry is highly competitive with numerous industry participants, none of which has a dominant market share. Drilling contracts are traditionally awarded on a competitive bid basis. The proposed pricing is often the primary factor in determining which qualified contractor is awarded a contract, although rig availability and the quality and technical capability of service and equipment are also important factors. Other key factors include a contractor’s reputation for service, safety record, environmental record, technical and engineering support and long-term relationships with national and international oil and natural gas companies. Our competitors in the offshore contract drilling industry may have larger, more diverse fleets, longer operating histories with longer established safety and environmental records, long-term relationships with clients and appreciably greater financial and other resources and assets than we do, which may make them preferable to us to the extent a client is specifically concerned about any of these characteristics. As a result, our competitors have competitive advantages that may adversely affect our efforts to contract our drillships on favorable terms, if at all, and correspondingly negatively impact our financial position, results of operations or cash flows. Additionally, we may be at a competitive disadvantage to those competitors that are more highly capitalized because they may be in a better position to withstand the effects of a downturn in our industry.
The imposition of stringent restrictions or prohibitions on offshore drilling by a governing body may have a material adverse effect on our business.
Catastrophic events in past years resulting in the release of oil or other contaminants offshore have heightened environmental and regulatory concerns about the oil and natural gas industry, which concerns may have a direct adverse impact on the demand for our services. For example, in response to the April 2010 fire and explosion aboard the Deepwater Horizon drilling rig and resulting oil spill from the Macondo well operated in ultra-deep water of the U.S. Gulf of Mexico, the federal government, acting through the U.S. Department of the Interior (“DOI”) and its implementing agencies that have since evolved into the present day Bureau of Ocean Energy Management (“BOEM”) and Bureau of Safety and Environmental Enforcement (“BSEE”), have issued various rules, Notices to Lessees and Operators (“NTLs”) and temporary drilling moratoria that impose or result in added environmental and safety measures upon oil and natural gas exploration, development and production operators in the U.S. Gulf of Mexico, some of whom are our clients. These regulatory initiatives may serve to effectively slow down the pace of drilling and production operations in the U.S. Gulf of Mexico due to adjustments in operating procedures and certification requirements as well as increased lead times to obtain exploration and production plan reviews. We could become subject to fines, penalties or orders requiring us to modify or suspend our operations in the U.S. Gulf of Mexico if we fail to comply with these requirements. For example, BSEE has extended its regulatory enforcement reach to include contractors as well as offshore lease operators. Consequently, the BSEE may elect to hold contractors, including drilling contractors, liable for alleged violations of law arising in the BSEE’s jurisdictional area. Any one or more of these uncertainties could result in increased future operating costs, including insurance costs, which we may not be able to pass through to our clients.
The U.S. Gulf of Mexico represents a significant portion of the industry’s existing deepwater drillship demand. The regulations and other regulatory initiatives effected by DOI, BOEM and BSEE have created significant uncertainty regarding the requirements to perform offshore drilling activity in the U.S. Gulf of Mexico and possible implications for regions outside of the U.S. Gulf of Mexico. If the regulations, operating procedures and possibility of increased legal liability are viewed by our current or future clients as a significant impairment to expected profitability on drilling projects in the U.S. Gulf of Mexico, deepwater drillships and other floating rigs could depart the U.S. Gulf of Mexico, which would likely affect the global supply and demand balance for such drillships and rigs, resulting in lower dayrates and/or utilization and a more competitive and challenging business environment in other international markets.
Our business could be affected adversely by union disputes and strikes or work stoppages by our employees. In addition, our labor costs and the operating restrictions under which we operate could increase as a result of collective bargaining negotiations and changes in labor laws and regulations.
Some of our employees working in Nigeria and Brazil are represented by unions, and some of our contracted labor work under collective bargaining agreements. Many of these represented individuals are working under agreements that are subject to annual salary negotiations. We cannot guarantee the results of any such collective bargaining negotiations or whether any such negotiations will result in a work stoppage. In addition, employees may strike for reasons unrelated to our union arrangements. Any future work stoppage could, depending on the affected operations and the length of the work stoppage, have a material adverse effect on our financial position, results of operations or cash flows. In addition, we could enter markets other than Brazil or Nigeria, which also contain unions and could result in higher costs.
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
These risks may be higher in developing countries such as Nigeria, where the Pacific Bora, the Pacific Scirocco and the Pacific Khamsin currently operate. Countries in West Africa have experienced political and economic instability in the past and such instability may continue in the future. Additionally, during the period from 2000 to 2014, more Foreign Corrupt Practice Act violations were prosecuted in Nigeria than in any other jurisdiction worldwide. Furthermore, there are sectarian tensions in Nigeria among the numerous different ethnic and tribal groups, which have resulted in sporadic violence. Disruptions may occur in the future, and losses caused by these disruptions may not be covered by insurance.
Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.
Terrorist attacks, piracy and other current or future international conflicts may adversely affect our financial position, results of operations or cash flows, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, or elsewhere, which may contribute to further economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.
In addition, oil facilities, shipyards, vessels, pipelines and oil and natural gas fields could be targets of future terrorist attacks and our vessels could be targets of pirates or hijackers. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and natural gas to or from certain locations. Terrorist attacks, war, piracy or other events beyond our control that adversely affect the production of oil could entitle our clients to terminate our drilling contracts, which would have a material adverse effect on our financial position, results of operations or cash flows.
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
Our ability to operate worldwide depends on our ability to obtain the necessary visas and work permits for our personnel to travel in and out of, and to work in, the jurisdictions in which we operate. Governmental actions in some of the jurisdictions in which we operate may make it difficult for us to move our personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. If we are not able to obtain visas and work permits for the employees we need for operating our drillships on a timely basis, we might not be able to perform our obligations under our drilling contracts, which could allow our clients to cancel the contracts. If our clients cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, our financial position, results of operations or cash flows could be materially adversely affected.
We have substantial obligations to fund contracts and other arrangements related to the construction of our newbuild drillships. If we fail to meet these obligations or construction of these newbuild drillships is not completed, such failure could have a material adverse effect on our financial position, results of operations or cash flows and could adversely affect our ability to meet our other obligations.
We have significant contractual commitments to SHI related to the Pacific Zonda, our drillship currently under construction, totaling approximately $336.4 million as of February 23, 2015. We anticipate making payments of approximately $336.4 million during the remainder of 2015.
In the event that we order additional drillships, we will also need to secure funding for construction of such vessels. The final terms and availability of any additional financing will be determined by, among other factors, current financial market conditions, our creditworthiness and drilling industry conditions. We may be unable to obtain or arrange any additional financing on satisfactory terms. Also, our current and future drillships under construction could be delayed or otherwise not delivered by the shipyard. This could have a material adverse effect on our financial position, results of operations or cash flows.
We may be required to make significant capital expenditures to maintain our competitiveness and to comply with laws and the applicable regulations and standards of governmental authorities and organizations, which would negatively affect our financial position, results of operations or cash flows.
Changes in offshore drilling technology, client requirements for new or upgraded equipment and competition within our industry may require us to make significant capital expenditures in order to maintain our competitiveness. Our competitors may have greater financial and other resources than we have, which may enable them to make technological improvements to existing equipment or replace equipment that becomes obsolete. In addition, changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations, may require us to make additional unforeseen capital expenditures. For example, we may be required to make significant capital expenditures for alterations or the addition of new equipment to satisfy requirements of the U.S. Coast Guard. As a result, we may be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues, in order to make such alterations or to add such equipment. In the future, market conditions may not justify these expenditures or enable us to operate our older vessels profitably during the remainder of their economic lives.
If we are unable to fund these capital expenditures with cash flow from operations, we may either incur additional borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets for future offerings may be limited by our financial position at the time, by changes in laws and regulations (or interpretation thereof) and by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we raise additional funds by issuing additional equity securities, existing shareholders may experience dilution. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business and on our financial position, results of operations or cash flows.
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
On April 16, 2013, Transocean filed a complaint against us alleging infringement of their dual activity patents. We are currently in the claim construction and discovery phase of our lawsuit with Transocean. The patents in question are also the subject of a pending action in the United States against Seadrill. Transocean also sued Maersk Drilling (“Maersk”) and Stena Drilling (“Stena”) for infringing Transocean’s U.S. patents involving dual activity on drilling assemblies. Both defendants settled their disputes with Transocean under confidential terms. The Seadrill case was filed in January 2015 and is in the very early stages, with no trial date currently scheduled. If our lawsuit with Transocean is adversely determined, we could be forced to pay significant royalties to Transocean or make indemnity payments to our clients.
Dual gradient drilling techniques may not result in the currently expected benefits and, as a result, demand may not develop for these capabilities.
Several of our drillships have, or upon completion will have, dual gradient drilling capabilities subject to certain modifications to be made to the drillships. The Pacific Santa Ana is currently capable of dual gradient drilling. Dual gradient drilling is a technology that allows two different pressure gradients to be maintained in the well (one in the drilling riser and one in the well below the mudline). Although dual gradient drilling technology was technically proven ten years ago, the Pacific Santa Ana is the first rig to deploy this technology for commercial application. Dual gradient drilling may not result in expected savings in cost and time per well, higher flow rates and greater access to “undrillable” reserves and, as a result, demand may not develop for these capabilities.
The dual gradient drilling concept being deployed by the Pacific Santa Ana is disclosed in patents assigned to Chevron, for which we have been granted a license as of February 1, 2014. Despite having been granted a license, a court could interpret that we are only permitted to use our license for dual gradient drilling operations in our drilling units if our drilling contracts with Chevron for the Pacific Santa Ana or the Pacific Sharav (or any subsequent dual gradient capable rig) remain in effect. In the event that the ongoing commercial application of dual gradient drilling does not result in expected benefits to our clients, demand does not develop for these capabilities or our license with Chevron is found to be invalid, this technology may not result in any commercial benefit to us.
There may be limits on our ability to mobilize drillships between geographic areas, and the time and costs of such mobilizations may be material to our business.
The offshore contract drilling market is generally a global market as drilling units may be mobilized from one area to another. However, the ability to mobilize drilling units can be impacted by several factors including, but not limited to, governmental regulation and customs practices, the significant costs to move a drilling unit, weather, political instability, civil unrest, military actions and the technical capability of the drilling units to operate in various environments. Additionally, while a drillship is being mobilized from one geographic market to another, we may not be paid by the client for the time that the drillship is out of service. Also, we may mobilize a drillship to another geographic market without a client contract, which may result in costs that are not reimbursed by future clients.
We are a holding company and are dependent upon cash flow from subsidiaries to meet our obligations. If our operating subsidiaries experience sufficiently adverse changes in their financial position, results of operations or cash flows, or we otherwise become unable to pay our debts as they become due and obtain further credit, we may become subject to Luxembourg insolvency proceedings.
As we currently conduct our operations through, and most of our assets are owned by, our subsidiaries, our operating income and cash flow are generated by our subsidiaries. As a result, cash we obtain from our subsidiaries is the principal source of funds necessary to meet our obligations. Contractual provisions or laws, as well as our subsidiaries’ financial position, operating requirements and debt requirements, may limit our ability to obtain cash from subsidiaries that we require to pay our expenses or meet our current or future debt service obligations. Applicable tax laws may also subject such payments to us by subsidiaries to further taxation.
If our operating subsidiaries experience sufficiently adverse changes in their financial position, results of operations or cash flows, or we otherwise become unable to pay our debts as they become due and obtain further credit, we may enter a state of cessation of payments (cessation de paiements) and lose our commercial creditworthiness (ébranlement de credit), which could result in the commencement of insolvency proceedings in Luxembourg. Such proceedings would have a material adverse effect on our financial position, results of operations or cash flows and could have a significant negative impact on the market price of our common shares.
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
Losses caused by the occurrence of a significant event against which we are not fully insured, or caused by a number of lesser events against which we are insured but are subject to substantial deductibles, aggregate limits and/or self-insured amounts, could materially increase our costs and impair our profitability and financial position. Our policy limits for property, casualty, liability and business interruption insurance, including coverage for severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, may not be adequate should a catastrophic event occur related to our property, plant or equipment, or our insurers may not have adequate financial resources to sufficiently or fully pay related claims or damages. When any of our coverage expires, adequate replacement coverage may not be available, offered at reasonable prices or offered by insurers with sufficient financial resources.
We have a relatively limited operating history, which may make it difficult for investors to evaluate our business and our future prospects, both of which will increase the risk of your investment in our common shares.
We began to recognize operating revenue when the Pacific Bora commenced drilling operations on August 26, 2011. The Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav commenced drilling operations and began generating operating revenues on December 31, 2011, February 6, 2012, May 4, 2012,

December 17, 2013 and August 27, 2014, respectively. The Pacific Meltem was delivered to us at the shipyard on November 25, 2014. Following shipyard construction, commissioning and testing, the Pacific Zonda is expected to be delivered to us at the shipyard in the third quarter of 2015.
We lack extensive historical financial and operational data, making it more difficult for an investor to evaluate our business, and assess the merits and risks of an investment in our common shares. This lack of information may increase the risk of your investment in our common shares. Moreover, investors should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by companies with a limited operating history. These risks and difficulties include the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories. If we are not able to successfully meet these challenges, our financial position, results of operations or cash flows could be materially adversely affected.
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
We are exposed to the credit risks of our clients, and nonpayment by our clients could adversely affect our financial position, results of operations or cash flows.
We are subject to risks of loss resulting from nonpayment or nonperformance by our clients. Any material nonpayment, nonperformance or default by our clients and certain other third parties could adversely affect our financial position, results of operations or cash flows. Furthermore, some of our clients and other parties may be highly leveraged and subject to their own operating and regulatory risks.
Our financial position, results of operations or cash flows may be adversely affected if we fail to successfully integrate acquired assets, joint venture partners or businesses we acquire, or are unable to obtain financing for acquisitions on acceptable terms.
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
If we are unsuccessful in integrating any acquisitions or joint ventures in a timely and cost-effective manner, our financial position, results of operations or cash flows could be materially adversely affected.

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
Public health threats could have a material adverse effect on our financial position, results of operations or cash flows.
Public health threats, such as Ebola, the H1N1 flu virus, Severe Acute Respiratory Syndrome, and other highly communicable diseases, outbreaks of which have already occurred in various parts of the world in which we operate, could adversely impact our operations, the operations of our customers and the global economy, including the worldwide demand for oil and natural gas and the level of demand for our services. Any quarantine of personnel or inability to access our offices or rigs could adversely affect our operations. Travel restrictions or operational problems in any part of the world in which we operate, or any reduction in the demand for drilling services caused by public health threats in the future, may adversely affect our financial position, results of operations or cash flows.
Any significant cyber-attack or interruption in network security could materially disrupt our operations and adversely affect our business.
We have become increasingly dependent upon digital technologies to conduct and support our offshore operations, and we rely on our operational and financial computer systems to conduct almost all aspects of our business. Threats to our information technology systems associated with cybersecurity risks and incidents or attacks continue to grow. Any failure of our computer systems, or those of our customers, vendors or others with whom we do business, could materially disrupt our operations and could result in the corruption of data or unauthorized release of proprietary or confidential data concerning our company, business operations and activities, clients or employees. Computers and other digital technologies could become impaired or unavailable due to a variety of causes, including, among others, theft, design defects, terrorist attacks, utility outages, human error or complications encountered as existing systems are maintained, repaired, replaced or upgraded. Any cyber-attack or interruption could have a material adverse effect on our financial position, results of operations or cash flows, and our reputation.
Risks Related to Our Common Shares
Our inability to pay dividends or make distributions as and when and in the amount forecasted could have a material negative impact on our share price.
The payment of dividends or distributions to shareholders is at the discretion of members of our board of directors (“Board of Directors”), and subject to shareholder approval as well as other requirements of Luxembourg law. Any dividend payment or distribution is dependent upon our earnings, capital requirements, financial position, general market conditions and numerous other factors. Under the terms of portions of our indebtedness, subject to certain exceptions, we are limited in our ability to pay dividends or make distributions, purchase or redeem our capital stock or make other restricted payments. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” and Note 4 to the Company’s Consolidated Financial Statements in this annual report for a more detailed description of the terms of our debt financings. In February 2014, our Board of Directors resolved to recommend to our shareholders at the 2014 annual general meeting of shareholders a distribution to shareholders of up to $152.0 million, in the aggregate, to be paid in 2015. On May 13, 2014, at the annual general meeting of shareholders, the proposal was approved by the shareholders, with the form and timing of the distribution payments to be determined at the discretion of the Board of Directors. In February 2015, in light of current market conditions, our Board of Directors resolved to defer the declaration of any distribution until the Board has more clarity on market conditions and the contracting of uncontracted rigs. If we do not pay dividends or make distributions to our common shareholders as and when and in the amount forecasted, the share price of our common shares may be materially adversely affected.
The rights and responsibilities of our shareholders are governed by Luxembourg law and differ in some respects from the rights and responsibilities of shareholders under other jurisdictions, including the United States, and shareholder rights under Luxembourg law may not be as clearly established as shareholder rights under the laws of other jurisdictions.
Our corporate affairs are governed by our articles of association, as amended from time to time (our “Articles”), and by the laws governing companies incorporated in Luxembourg. The rights of our shareholders and the responsibilities of our

Board of Directors under Luxembourg law may not be as clearly established as shareholder rights under the laws of other jurisdictions. We anticipate that all of our shareholder meetings will take place in Luxembourg.
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
We are controlled by Quantum Pacific (Gibraltar) Limited, which could result in potential conflicts of interest with our public shareholders.
An entity controlled by the Quantum Pacific Group was the beneficial owner of approximately 70.3% of our outstanding common shares as of February 23, 2015 and is in a position to control actions that require the consent of our shareholders, including the election of directors, amendment of our Articles and any merger or sale of substantially all of our assets. In addition, three of our nine Board of Directors members are also employees of affiliates of the Quantum Pacific Group, including Mr. Ron Moskovitz, the Chairman of our Board of Directors.
There are no restrictions on the ability of the Quantum Pacific Group to compete with us. In addition, potential conflicts of interest exist or could arise in the future for our directors who are also officers of Quantum Pacific affiliates with respect to a number of areas relating to the past and ongoing relationships of the Quantum Pacific Group and us. Although the affected directors may abstain from voting on matters in which our interests and those of the Quantum Pacific Group are in conflict, the presence of potential or actual conflicts could affect the process or outcome of the deliberations of our Board of Directors and may have an adverse effect on our public shareholders.
Our controlling shareholder has pledged a significant portion of its shares in our company to secure a loan facility. A default under this loan facility could result in another person acquiring a significant voting interest in our Company and could adversely affect the market price of our common shares.
Our controlling shareholder, Quantum Pacific (Gibraltar) Limited, has pledged a significant portion of its shares in our Company to secure a loan facility. This loan facility requires Quantum Pacific (Gibraltar) Limited to pledge cash collateral if the market value of the pledged shares falls below a certain threshold. As of February 23, 2015, Quantum Pacific (Gibraltar) Limited has agreed to pledge approximately 40.2% of our outstanding common shares to secure the loan facility. Quantum Pacific (Gibraltar) Limited may from time to time in the future obtain additional loans that are secured by a pledge of additional equity interests in our Company.
A number of factors could cause our share price to decline, including those risks described in this section, “Risk Factors,” and a decline in the market value of our common shares could trigger margin calls for these loan facilities. Failure or delay by Quantum Pacific (Gibraltar) Limited to promptly meet any margin call or other events of default under these financing arrangements could result in the sale or other disposition of some or all of the pledged shares, which could result in one or more persons other than Quantum Pacific (Gibraltar) Limited acquiring the pledged shares and thereby acquiring a significant voting interest in our Company. Furthermore, due to Quantum Pacific (Gibraltar) Limited’s significant interest in our Company, the disposition of a portion or all of its pledged shares by the lender under the loan facility or a subsequent holder of the pledged shares may adversely affect prevailing market prices of our shares. See Item 3, “Risk Factors—Risks Related to Our Common Shares—Sales of our common shares in the public market could lower our share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute our investor’s ownership interest in us.”
Sales of our common shares in the public market could lower our share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute our investor’s ownership interest in us.
We may sell additional common shares in subsequent public offerings. We may also issue additional common shares or convertible securities. As of February 23, 2015, we had 213.3 million issued and outstanding common shares.

As of February 23, 2015, Quantum Pacific Group owned 150.0 million shares, or approximately 70.3% of our total outstanding common shares. On November 16, 2011, we entered into a registration rights agreement with Quantum Pacific (Gibraltar) Limited which requires us to effect the registration of its common shares in certain circumstances.
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
As of February 23, 2015, approximately 57.6 million common shares had migrated from the Norwegian OTC List to the NYSE and are now freely trading in the U.S. public market.
In March 2012, we filed a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) on Form S-8 providing for the registration of 7.2 million common shares issued or reserved for issuance under our stock incentive plan. In March 2014, we filed a registration statement with the SEC on Form S-8 to amend and restate our stock incentive plan to increase the total number of common shares issued or reserved for issuance from 7.2 million to 15.9 million. Subject to the satisfaction of vesting conditions, common shares registered under this registration statement on Form S-8 are available for resale immediately in the public market without restriction.
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
We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements than a domestic issuer. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, Quantum Pacific Group controls a majority of our outstanding common shares. As a result, we are considered a “controlled company” within the meaning of the NYSE corporate governance standards. Based on the foregoing we may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that all independent directors meet in executive session at least once a year, (3) the requirement that the nominating/corporate governance committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (4) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (5) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our bylaws and the laws of Luxembourg, we currently have a compensation committee with one or more non-independent directors serving as committee members. As a result, non-independent directors, may, among other things, fix the compensation of our management, make common share and option awards and resolve governance issues regarding our company. Accordingly, in the future, investors may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.
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
If we are not successful in our efforts to make distributions, if any, through a withholding tax free reduction of share capital or share premium (the absence of withholding on such distributions is subject to certain requirements), then any dividends paid by us will generally be subject to a Luxembourg withholding tax at a rate of 15% (17.65% if the dividend tax is not withheld from the shareholder) (subject to the reductions/exceptions discussed under Item 10 “Taxation—Material Luxembourg Tax Considerations for U.S. Holders of Common Shares—Exemption from Luxembourg Withholding Tax”). The withholding tax must be withheld from the gross distribution and paid to the Luxembourg tax authorities. Under current Luxembourg tax law, a reduction of share capital or share premium is not subject to Luxembourg withholding tax provided that certain conditions are met, including, for example, the condition that we do not have distributable reserves or profits. However, there can be no assurance that our shareholders will approve such a reduction in share capital or share premium, that we will be able to meet the other legal requirements for a reduction in share capital or share premium, or that Luxembourg tax withholding rules will not be changed in the future. In addition, over the long term, the amount of share capital and share premium available for us to use for capital reductions will be limited. If we are unable to make a distribution through a withholding tax free reduction in share capital or share premium, we may not be able to make distributions without subjecting our shareholders to Luxembourg withholding taxes.
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
In the beginning of 2011, we determined that it would benefit us to reincorporate in a better recognized and more attractive jurisdiction for potential investors with a more developed and advanced body of law. On March 30, 2011, we completed the Restructuring and in connection with the Restructuring, Quantum Pacific Group contributed our Predecessor to us. In the beginning of 2011, we also determined that it was in our best interest to focus on the operation and marketing of our wholly-owned fleet. On March 30, 2011, we completed the TPDI Transfer, pursuant to which all of our equity interest in TPDI was transferred to a wholly-owned subsidiary of the Quantum Pacific Group for no consideration. As a result, neither we nor any of our subsidiaries currently own any interest in TPDI.
Since establishing our initial fleet of the four drillships discussed above, we ordered four additional drillships, and placed six of the eight drillships into service. For more information on our fleet and drilling contracts, see Item 4, “Business Overview—Contract Backlog” and “Property, Plant and Equipment—Our Fleet.”
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
In November 2011, we completed an initial public offering of 6.0 million common shares. In December 2011, the underwriters purchased an additional 0.9 million common shares pursuant to the full exercise of an over-allotment option. The initial public offering resulted in net proceeds of approximately $50.3 million. As a result of this offering, our common shares began trading on the NYSE on November 11, 2011 under the ticker symbol “PACD.” As of February 23, 2015, approximately 57.6 million of our common shares had migrated from the Norwegian OTC List to the NYSE.
In February 2012, we completed a private placement of $300.0 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due in 2015. As of February 23, 2015, the senior unsecured bonds had been fully repaid.

In November 2012, we completed a private placement of $500.0 million in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due in 2017. In connection with this private placement, we listed the 2017 Senior Secured Notes on the Global Exchange Market of the Irish Stock Exchange.

In February 2013, we signed the $1 billion SSCF with a group of lenders to finance the construction, operation and expenses associated with the Pacific Sharav and the Pacific Meltem. As of February 23, 2015, we had borrowings of $879.2 million outstanding under the SSCF. Undrawn commitments of approximately $100.0 million will become available under the SSCF upon the entry into at least a one-year drilling contract for the Pacific Meltem if drawn before May 10, 2015.
In June 2013, we completed three related but distinct financing transactions totaling $2.0 billion. The transactions included (i) $750.0 million in 5.375% senior secured notes due 2020, (ii) a $750.0 million senior secured institutional term loan with a 2018 maturity and (iii) a $500.0 million senior secured revolving credit facility also maturing in 2018. A portion of the net proceeds from the senior secured notes and the senior secured institutional term loan were used to fully repay the outstanding borrowings under the PFA (the “PFA Refinancing”). The senior secured revolving credit facility, as amended (the "2013 Revolving Credit Facility"), permits loans to be extended up to a maximum sublimit of $300.0 million and permits letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $500.0 million overall facility limit.

In October 2014, we entered into a $500.0 million revolving credit facility for pre-delivery, delivery and post-delivery financing of the Pacific Zonda and other general corporate purposes (the "2014 Revolving Credit Facility"). The 2014 Revolving Credit Facility provides for loans up to a maximum of $500.0 million (limited to a maximum of $350.0 million prior to delivery of the Pacific Zonda and entering into a satisfactory drilling contract for the drillship), and has a maturity date of five years after the delivery of the Pacific Zonda.
Capital Expenditures
During the three most recent fiscal years, our Company’s capital expenditures were $2.5 billion. We funded these capital expenditures with net proceeds of the debt and equity financings discussed above and operating cash flows. We expect the project cost for the Pacific Zonda to be approximately $634.1 million. The estimate of the project costs includes commissioning and testing and other costs related to the drillship, but excludes capitalized interest. As of December 31, 2014, there were approximately $410.9 million of remaining project costs for the Pacific Zonda of which approximately $336.4 million is remaining contractual commitments to SHI. We intend to finance the approximately $410.9 million in remaining project costs for the Pacific Zonda with a combination of existing cash balances, future operating cash flows and financing available under the existing credit facilities. For more information on our capital requirements, see Item 5, “Liquidity and Capital Resources.”
B. BUSINESS OVERVIEW
We are an international offshore drilling contractor committed to becoming the preferred provider of offshore drilling services to the oil and natural gas industry through the use of high-specification rigs. Our primary business is to contract our high-specification rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients. Led by a team of seasoned professionals with significant experience in the oil services and high-specification drilling sectors, we specialize in the technically demanding segments of the offshore drilling business.
We are primarily focused on the high-specification segment of the floating rig market. The term “high-specification,” as used in the floating rig drilling industry to denote a particular segment of the market, can vary and continues to evolve with technological improvements. We generally consider high-specification requirements to include rigs in water depths of more than 7,500 feet or projects requiring advanced operating capabilities, such as high hook-loads (>800 tons), large accommodations (200+ beds), increased mud storage and pumping capacity, and high deck-load and space capabilities. While not currently a core focus for our business, our drillships are also capable of operating in harsh environment areas, where there are typically rougher sea conditions.

Drilling Contracts for our Fleet
The current status of our contracted drillships is as follows:

•	The Pacific Bora entered service in Nigeria on August 26, 2011 under a three-year contract with a subsidiary of Chevron. In August 2014, the parties agreed to extend the contract term to August 2016.

•
The Pacific Scirocco entered service in Nigeria on December 31, 2011 under a one-year contract with a subsidiary of Total. Through the exercise of several options, Total has extended the contract term to January 2017.

•	The Pacific Santa Ana entered service in the U.S. Gulf of Mexico on May 4, 2012 under a five-year contract with a subsidiary of Chevron.

•	The Pacific Khamsin entered service in Nigeria on December 17, 2013 under a two-year contract with a subsidiary of Chevron.

•	The Pacific Sharav entered service in the U.S. Gulf of Mexico on August 27, 2014 under a five-year contract with a subsidiary of Chevron.
Available and Newbuild Drillships
The Pacific Mistral completed its three-year contract in Brazil on February 5, 2015 with Petrobras and is currently available.
The Pacific Meltem was delivered on November 25, 2014, and is currently mobilizing to the Atlantic Basin. The Pacific Meltem currently does not have a contract.
The Pacific Zonda is currently under construction at SHI, and is scheduled for delivery in the third quarter of 2015.
Offshore Drilling Industry
Because our drillships are highly mobile, our fleet operates in a single, global market segment for the provision of contract drilling services to the deepwater and ultra-deepwater exploration and production industry. Deepwater and ultra-deepwater drillships typically compete in many of the same geographies as high-specification semi-submersible rigs. However, newer ultra-deepwater drillships like those in our fleet generally have greater load capacity and are more mobile than semi-submersible rigs, making them better suited for drilling in remote locations where re-supply is more difficult and for exploration programs that require frequent rig relocation. All of our drillships are self-propelled and dynamically positioned and have large carrying capacity. Although our long-term view of the offshore drilling market remains favorable, and particularly for high-specification assets, based upon our customers’ decisions to delay various exploration and development programs, coupled with the recent significant and rapid decline in oil prices, we currently expect the pace of executing drilling contracts for the global floater fleet to remain stagnant in the near to mid term, resulting in excess capacity, lower dayrates and idle time for some rigs. This excess capacity may result in some older, lower capability assets in the industry being permanently retired, which may ultimately reduce some of the available supply of drilling rigs by our competitors. The location of our drillships and the allocation of resources to build or upgrade rigs will be determined by the activities and needs of our clients. Currently, our five contracted drillships are operating in the deepwater regions of the U.S. Gulf of Mexico and Nigeria, which are among the most active deepwater basins in the world.
As of December 31, 2014, the Pacific Bora, the Pacific Scirocco and the Pacific Khamsin were located offshore Nigeria, the Pacific Mistral was located offshore Brazil, and the Pacific Santa Ana and the Pacific Sharav were located offshore the United States. The Pacific Meltem is currently mobilizing to the Atlantic Basin and the Pacific Zonda is located in South Korea, where it is under construction by SHI.
During the years ended December 31, 2014, 2013 and 2012, the percentage of revenues earned by geographic area, based on drilling location, is as follows:

	Years Ended December 31,
	2014	2013	2012
Nigeria	60.2%	52.1%	63.6%
Gulf of Mexico	24.5%	26.1%	14.3%
Brazil	15.3%	21.8%	22.1%
Our Business Strategies
Our principal business objective is to increase shareholder value through becoming the preferred provider of high-specification, floating rig drilling services to the oil and natural gas industry. We expect to achieve this objective through the following strategies:

•
Establish position as the preferred high-specification, floating rig drilling contractor with newly built units. High-specification drilling units are specifically designed to meet the requirements of our clients for drilling wells in deepwater basins and complex geological formations and for drilling wells with challenging profiles. In addition, we believe that our new, high-specification drilling units have a competitive advantage over older units due to their improved safety and environmental protection features, greater efficiency and enhanced mobility. We believe that we can develop an enduring competitive advantage through the unique combination of consistent high-quality, high-specification assets, focus on excellence in operations and support activities, and world-class management systems.

•
Capitalize on increased exploration and development activity in offshore basins. We anticipate that the demand for hydrocarbons increases over the long-term resulting in the natural decline of mature producing basins. As a result, we believe there will be an increasing emphasis on offshore exploration and development to exploit new and attractive prospects. Major discoveries in deepwater and subsalt basins over the last decade, together with technological advances that make offshore exploratory and development activities more economical, have increased potential development opportunities for advanced drilling services. We believe that advanced drilling capabilities of our high-specification, floating drilling units will further our ability to secure long-term contracts in the future.

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

Company Strengths
We have a number of strengths that we believe will help us to successfully execute our business strategies:

•
New and technologically advanced fleet. Our fleet is comprised of some of the newest and most technologically advanced drillships in the world. Each of our premium, high-specification drillships is designed to operate in water depths of up to 12,000 feet. Furthermore, our ultra-deepwater drillships are self-propelled, dynamically positioned and suitable for drilling in remote locations. Our drillships are expected to achieve faster drilling and shorter transportation times between locations relative to older units in the market.

•
Uniformity of assets supports competitive cost structure and optimal revenue capture. The uniformity of our assets enables efficient and streamlined labor, maintenance, supply chain and operating support systems, which we believe will allow us to develop and maintain a competitive cost structure and maximize our revenue capture. The similarity of our ship designs allows for interoperability among our crews and operating systems, which allows members of our crew to serve interchangeably on any of our drillships. Additionally, our drillships’ consistent technical specifications and equipment make spare parts interchangeable, which reduces the capital requirements associated with keeping spare parts in stock, lowering maintenance and supply chain costs.

•
Strong backlog with credit-worthy counterparties. We have and are continuing to develop a strong revenue backlog that currently consists of contracts for four of our drillships with a subsidiary of Chevron and a contract for one other drillship with a subsidiary of Total. As of February 23, 2015, our contract backlog on the Pacific Bora, the Pacific Scirocco, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav under these contracts was approximately $2.3 billion. We believe these high-quality client commitments and potential extensions of these contracts will provide us with a strong cash flow on these drillships for the next several years.

•
Demonstrated ability to maintain relationships with blue chip clients. We believe we have continued to maintain strong relationships with our clients, as demonstrated by the four separate drilling contracts we have entered into with subsidiaries of Chevron and the extensions by Total and Chevron. We believe that our ability to maintain relationships with blue chip clients and the long-term demand for deepwater drilling capacity in established and emerging basins will provide us with opportunities to contract our drillships under construction and maintain the utilization of our drillships in the future.

•
Experienced and international management team. Our management team has extensive industry experience operating in locations worldwide and in the offshore drilling industry. Prior to joining us, certain members of our senior management team have worked at Transocean Ltd., Schlumberger Limited, Noble Corporation, Ensco plc and Pride International Inc. In addition to the members of the management team, we have an experienced staff overseeing construction of the Pacific Zonda and highly trained personnel operating our drillships that have commenced operations. We believe that our management team’s significant experience, technical expertise and strong client relationships, and the functional depth throughout our organization, enhance our ability to deliver superior service to our clients and effectively operate on a global basis.

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

•
The price of oil may remain low for an extended period of time, or may decrease further, leading to lower capital expenditures by our clients over multiple years and rendering some previously anticipated deepwater projects uneconomic.

•	Our current backlog of contract drilling revenue may not be fully realized.

•	We may not be able to secure future drilling contracts or extensions to existing drilling contracts on commercially favorable terms or at all.

•
An oversupply of rigs competing with our rigs could depress the demand and contract prices for ultra-deepwater rigs and could adversely affect our financial position, results of operations or cash flows.

•
We have a limited asset base and currently rely on two client accounts. The loss of any client or significant downtime on any drillship could adversely affect our financial position, results of operations or cash flows.

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
During the years ended December 31, 2014, 2013 and 2012, the percentage revenues earned from our clients was as follows:

	Years Ended December 31,
	2014	2013	2012
Chevron	67.4%	55.6%	45.0%
Total	17.3%	22.6%	32.9%
Petrobras	15.3%	21.8%	22.1%
Contract Backlog
Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of February 23, 2015, our contract backlog was approximately $2.3 billion and was attributable to revenues we expect to generate on the Pacific Bora, the Pacific Scirocco, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav under drilling contracts with Chevron and Total. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also including mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contract.
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

The firm commitments that comprise our $2.3 billion contract backlog as of February 23, 2015, are as follows:

Rig	Contracted Location	Client	Contract Backlog(a)	Contractual Dayrate(b)	Average Contract Backlog Revenue Per Day(a)	Contract Commencement	Expected Contract Duration
Pacific Bora	Nigeria	Chevron	$330,866,000	$585,860	$602,000	August 26, 2011	5 years
Pacific Scirocco	Nigeria	Total	$341,282,000	$498,900	$499,000	December 31, 2011	5 years and 8 days
Pacific Santa Ana	U.S. Gulf of Mexico	Chevron	$439,583,000	$489,529	$552,000	March 21, 2012	5 years and 38 days
Pacific Khamsin	Nigeria	Chevron	$221,883,000	$660,000	$750,000	December 17, 2013	2 years
Pacific Sharav	U.S. Gulf of Mexico	Chevron	$1,005,893,000	$558,420	$611,000	August 27, 2014	5 years

(a)	Rounded to the nearest $1,000. Based on signed drilling contracts and signed commitments as further described above.

(b)	Based on current contractual dayrate amounts, subject to any applicable escalation provisions.
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
Our insurance coverage includes deductibles that we must pay or absorb. Our hull and machinery deductible is $5 million, except as may be required by our drilling contracts. The insured amounts for the drillships are determined by management and reevaluated annually. The minimum insured values are determined by the requirements of our financing agreements and at the discretion of management. As of February 23, 2015, the combined insured values of the Pacific Bora, the Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana, the Pacific Khamsin, the Pacific Sharav and the Pacific Meltem was approximately $4.9 billion. We also maintain loss of hire insurance which carries a 45-day waiting period and an annual aggregate limit of 180 days. We also maintain protection and indemnity (P&I) coverage for an aggregate amount of $500.0 million with the Gard P&I Club for our drillships. The deductible for P&I-related claims are $10,000 per event for claims brought before foreign jurisdictions, $100,000 per event for claims brought before a U.S. jurisdiction outside the Gulf of Mexico and $250,000 per event for claims brought before a U.S. jurisdiction within the Gulf of Mexico. We schedule our Gulf of Mexico marine liabilities (other than the P&I and the general liability with the Gard P&I Club) to an excess liability program for a limit of $650.0 million. In addition, we have procured insurance coverage for onshore general liability, employer’s liability, auto liability and non-owned aircraft liability, with customary deductibles and coverage. These policies renew annually and are scheduled to our excess liability program.
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
The United States is one of approximately 170 member countries to the International Maritime Organization (“IMO”), a specialized agency of the United Nations that is responsible for developing measures to improve the safety and security of international shipping and to prevent marine pollution from ships. Among the various international conventions negotiated by the IMO is MARPOL. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex VI to MARPOL sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI also imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and certification requirements. Annex VI came into force in the United States on January 8, 2009. Moreover, on July 1, 2010, amendments to Annex VI to the MARPOL Convention took effect requiring the imposition of progressively stricter limitations on sulfur emissions from ships. As a result, limitations imposed on sulfur emissions will require that marine fuels of vessels in covered Emission Control Areas (“ECAs”) contain no more than 1% sulfur. In August 2012, the North American ECA became enforceable. The North American ECA includes areas subject to the exclusive sovereignty of the United States and extends up to 200 nautical miles from the coasts of the United States, which area includes parts of the U.S. Gulf of Mexico. Consequently, beginning on January 1, 2012, limits on marine fuel used to power ships in non-ECA areas were capped at 3.5% sulfur and, on August 1, 2012, when the North American ECA became effective, the sulfur limit in marine fuel was capped at 1%, which is the capped amount for all other ECA areas effective January 1, 2012. These capped amounts will then decrease progressively until they reach 0.5% by January 1, 2020 for non-ECA areas and 0.1% by January 1, 2015 for ECA areas, including the North American ECA. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. In addition, MARPOL Annex VI, Chapter 4, introduced two mandatory mechanisms, effective January 1, 2013, intended to ensure an energy efficiency standard for ships, which are the Energy Efficiency Design Index (EEDI) for new ships and the Ship Energy Efficiency Management Plan (SEEMP) for all ships. We do not anticipate that continued compliance with MARPOL or Annex VI to MARPOL will have a material adverse effect on our financial position, results of operations or cash flows.
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
Other Jurisdictions
Our operations outside the United States and Nigeria are also subject to various foreign laws, regulations or other enforceable requirements including legal requirements relating to the importation of and operation of drilling rigs and equipment, currency conversions and repatriation, oil and natural gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling rigs and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain foreign jurisdictions. While we believe that we are in substantial compliance with the current environmental laws and regulations, there is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations or other governmental regulatory initiatives can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material. Moreover, governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and natural gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.
C. ORGANIZATIONAL STRUCTURE
For a full listing of our subsidiaries, see Exhibit 8.1. All subsidiaries are, indirectly or directly, wholly-owned by us, other than PIDWAL and Pacific Drillship Nigeria Limited (“PDNL”). See “Joint Venture, Agency and Sponsorship Relationships” below.
As of February 23, 2015, Quantum Pacific Group owned 150.0 million shares, or approximately 70.3% of our total outstanding common shares. The common shares owned by the Quantum Pacific Group are held by Quantum Pacific (Gibraltar) Limited, a wholly-owned subsidiary of Quantum Pacific International Limited, the indirect ultimate owner of which is a trust in which Idan Ofer and certain members of his family are the primary beneficiaries.
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
We currently are party to a Nigerian joint venture, PIDWAL, with Derotech, a privately-held Nigerian registered limited liability company. In connection with the provisions of the Nigerian Oil and Gas Industry Content Development Act regarding ownership of drill rigs deployed by companies operating in Nigeria’s oil and gas industry as well as ownership of Nigerian subsidiaries participating in the work in Nigeria, effective December 2014, we increased PIDWAL’s interest in rig holding subsidiaries, Pacific Bora Ltd. and Pacific Scirocco Ltd. to 50% and Derotech’s interest in PIDWAL to 51%. A holding company, PDNL, was formed under PIDWAL and our wholly owned subsidiary to hold PIDWAL’s interest in rig holding subsidiaries. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Likewise PIDWAL will not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Derotech is also performing marketing services for PIDWAL and an affiliate of Derotech acts as one of PIDWAL’s logistics agents.
In addition, we have retained a marketing agent in Brazil and have agreements with agents in Brazil pursuant to which the agents, among other activities, process visas, customs clearance of routine shipments of equipment, materials and supplies and process temporary importation permits, extensions and renewals.

D. PROPERTY, PLANT AND EQUIPMENT
Our Fleet
Our fleet consists of some of the newest and most technologically advanced drillships in the world, enabling us to offer ultra-deepwater drilling services to clients worldwide. Our fleet will consist of eight sixth and seventh generation ultra-deepwater drillships constructed based on a proven design from SHI using well-established advanced drilling systems from National Oilwell Varco (“NOV”).

The following table sets forth certain information regarding our fleet as of February 23, 2015:

Rig	Date Delivered/ Expected Delivery	Water Depth Capacity (in feet)	Drilling Depth Capacity (in feet)	Status
Pacific Bora(a)(d)	October 2010	10,000	37,500	Operating
Pacific Scirocco(b)	April 2011	12,000	40,000	Operating
Pacific Mistral(a)	June 2011	12,000	37,500	Available
Pacific Santa Ana(b)(c)	December 2011	12,000	40,000	Operating
Pacific Khamsin(b)(c)	August 2013	12,000	40,000	Operating
Pacific Sharav(b)(c)	May 2014	12,000	40,000	Operating
Pacific Meltem(b)(c)	November 2014	12,000	40,000	Mobilizing
Pacific Zonda(b)(c)	Third Quarter 2015	12,000	40,000	Under construction

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
On January 25, 2013, we entered into a contract with SHI for the construction of the Pacific Zonda, which is expected to be delivered to us at the shipyard in the third quarter of 2015. The SHI contract provides for an aggregate purchase price of approximately $517.5 million for the acquisition of the vessel, payable in installments during the construction process, of which we have made payments of approximately $181.1 million through December 31, 2014.
We expect the project cost for the Pacific Zonda under construction to be approximately $634.1 million. The estimate of the project costs includes commissioning and testing and other costs related to the drillships, but excludes capitalized interest. As of December 31, 2014, there were approximately $410.9 million of remaining project costs for the Pacific Zonda of which approximately $336.4 million is remaining contractual commitments to SHI. We expect to finance the $410.9 million in remaining project costs for the Pacific Zonda with a combination of our existing cash balances, future operating cash flows and financing available under the existing credit facilities. See Item 3, “Risk Factors—Risks Related to Our Business—Our

substantial indebtedness could adversely affect our financial position and business prospects” and Item 3, “Risk Factors—Risks Related to Our Business—Our indebtedness imposes significant operating and financial restrictions on certain of our subsidiaries, which may prevent us from capitalizing on business opportunities.”
There are risks of delay and cost overruns inherent in any major shipyard project, including those resulting from adverse weather conditions, work stoppages, disputes and financial and other difficulties encountered by the shipyard. Our construction contract for the Pacific Zonda is based on a fixed fee and backed by a refund guarantee if the unit is ultimately not finished or accepted by us upon completion. Deliveries by the shipyard beyond a certain point in time are subject to penalty payments to us and also give us a right of cancellation.
The indebtedness under our 2020 Senior Secured Notes, the Senior Secured Term Loan B, the 2013 Revolving Credit Facility and certain future obligations are collateralized by a first preferred mortgage over the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana. The indebtedness under our 2017 Senior Secured Notes is secured by a first-priority security interest (subject to exceptions) in the Pacific Khamsin. The indebtedness under our Senior Secured Credit Facility Agreement is secured by a first-priority security interest (subject to exceptions) in the Pacific Sharav and the Pacific Meltem. The indebtedness under our 2014 Revolving Credit Facility will, upon delivery, be secured by a first-priority security interest in the Pacific Zonda. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” and Note 4 to the Company’s Consolidated Financial Statements in this annual report for a more detailed description of the terms of our debt financings. Additionally, the utilization of our drillships may be impacted by a number of environmental and regulatory issues. See Item 4, “Business Overview—Environmental and Other Regulatory Issues.”
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
A. OPERATING RESULTS
Overview
We are an international offshore drilling contractor committed to becoming the preferred provider of offshore drilling services to the oil and natural gas industry through the use of high-specification rigs. Following completion of construction, our fully-deployed fleet will consist of eight newly constructed sixth and seventh generation ultra-deepwater drillships, representing one of the most contemporary and technologically advanced fleets in the world.
Our primary business is to contract our high-specification drilling rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients. In conducting our business activities, we believe that we have a responsibility to our employees, partners and the communities in which we work to maintain a commitment to health, safety, environment, security and quality.

Safety Performance
One of our primary objectives is the safety of our employees and contractors. We run comprehensive training programs to ensure that our employees are well-versed on all of our policies and processes and prepared to act when necessary. Our team supervises all of our safety training and operational processes to ensure that we are operating in line with industry best practice.
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
During 2014, we continued our focus on safety performance and accomplished the following results:

•
We had a worldwide Lost Time Injury Rate (“LTIR”) of 0.21. LTIR is defined by the International Association of Drilling Contractors (“IADC”) as the number of lost time incidents (“LTIs”) per 200,000 manhours; where LTIs include fatalities and lost work day cases (injury or illness).

•
Our worldwide Total Recordable Incident Rate (“TRIR”) decreased to 0.55 in 2014. TRIR as defined by the IADC is the number of Recordable Incidents (“TRIs”) per 200,000 manhours; where TRIs include fatalities, lost work day cases, restricted work/transfer cases and medical treatment only cases (injury or illness).

•	The Pacific Bora achieved four years without an LTI and two years without a Recordable Incident.

•	The Pacific Scirocco, the Pacific Khamsin and the Pacific Mistral all recorded one year milestones in 2014 without a Recordable Incident.
Although IADC final year results are not yet published for 2014, our results have been comparable to overall industry results up to and including third-quarter 2014. For the nine months ended September 30, 2014, the aggregated results for IADC water regions in which we worked (South America, Africa and US) were LTIR of 0.18 and TRIR of 0.63.
Factors Affecting Comparability of Historical Financial Results of Operations to Future Financial Results of Operations
We have a limited operating history. Our historical results of operations reflect the limited period of operations from our fleet of the six drillships placed into service to date. Our future results of operations may not be comparable to the historical results of operations for the periods presented, primarily for the reasons described below:

•
With the commencement of the Pacific Mistral, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav drilling operations on February 6, 2012, May 4, 2012, December 17, 2013 and August 27, 2014, respectively, we have generated a substantial increase in our revenues, operating expenses and operating income during the years ended December 31, 2014 and 2013 as compared to prior years. We anticipate that the expansion of our fleet to eight drillships will have similar, although not necessarily proportional, effects on our operating results. The recent significant and rapid decline in oil prices and subsequent decisions by producers to delay various exploration and development programs have resulted in significant excess capacity for drillships. As a result, dayrates for drillships have been reduced dramatically. Any contracts that we are able to secure for the Pacific Meltem, Pacific Zonda and the Pacific Mistral will likely be at less attractive rates than our current contract portfolio.

•
We do not recognize interest expense in our statement of operations until all the activities necessary to prepare the qualifying assets for their intended use are complete. There has been and we expect to continue to see a substantial increase in interest expenses in our results of operations as a result of completing our drillships under construction and placing them into service.

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
General and administrative expenses include the costs of management and administration of our Company, such as the labor costs of our corporate employees and remuneration of our directors.
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

Results of Operations
Year ended December 31, 2014 compared to Year ended December 31, 2013
The following table provides a comparison of our consolidated results of operations for the years ended December 31, 2014 and 2013:

	Years Ended December 31,
	2014	2013	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$1,085,794	$745,574	$340,220	46%
Costs and expenses
Contract drilling	(459,617)	(337,277)	(122,340)	36%
General and administrative expenses	(57,662)	(48,614)	(9,048)	19%
Depreciation expense	(199,337)	(149,465)	(49,872)	33%
Operating income	369,178	210,218	158,960	76%
Other income (expense)
Costs on interest rate swap termination	—	(38,184)	38,184	100%
Interest expense	(130,130)	(94,027)	(36,103)	38%
Total interest expense	(130,130)	(132,211)	2,081	2%
Costs on extinguishment of debt	—	(28,428)	28,428	100%
Other income (expense)	(5,171)	(1,554)	(3,617)	233%
Income before income taxes	233,877	48,025	185,852	387%
Income tax expense	(45,620)	(22,523)	(23,097)	103%
Net income	$188,257	$25,502	$162,755	638%
Revenues. The increase in revenues during the year ended December 31, 2014 resulted primarily from a full year of operations from the Pacific Khamsin and the inclusion of a partial year of operations from the Pacific Sharav, which commenced earning revenues on August 27, 2014.
During the year ended December 31, 2014, our operating fleet of drillships achieved an average revenue efficiency of 93.1%, compared to 93.5% during the year ended December 31, 2013. The decrease in revenue efficiency was primarily due to the time the Pacific Khamsin and Pacific Sharav were in the shakedown period in 2014, which typically has lower operational uptime.

Contract drilling revenue for the years ended December 31, 2014 and 2013 also included amortization of deferred revenue of $109.2 million and $72.5 million and reimbursable revenues of $28.7 million and $20.8 million, respectively. The increase in the amortization of deferred revenue was primarily due to the additional deferred revenue related to the Pacific Khamsin and a partial year of additional deferred revenue related to the Pacific Sharav. The increase in reimbursable revenues was the result of corresponding increases in reimbursable costs incurred.
Contract drilling costs. The increase in contract drilling costs during the year ended December 31, 2014 was primarily due to a full year of operations from the Pacific Khamsin and the inclusion of a partial year of operations from the Pacific Sharav.

The following table summarizes contract drilling costs:

	Years Ended December 31,
	2014	2013
	(in thousands)
Direct rig related operating expenses, net	$346,475	$251,488
Reimbursable costs	26,022	20,918
Shore-based and other support costs	35,947	25,392
Amortization of deferred costs	51,173	39,479
Total	$459,617	$337,277
Reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between periods. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins. Excluding the impact of reimbursable costs, direct rig related operating expenses and shore-based and other support costs divided by the number of operating rig days were as follows:

	Years Ended December 31,
	2014	2013
	(in thousands, amounts per operating rig per day)
Direct rig related operating expenses, net	$177.6	$170.6
Shore-based and other support costs	18.4	17.2
Total	$196.0	$187.8
The increase in direct rig related operating expenses per operating rig per day during the year ended December 31, 2014 as compared to the prior year was attributable to customary annual cost escalations.
General and administrative expenses. The increase in general and administrative expenses related to planned employee headcount additions required to support our fleet of eight drillships. Additionally, general and administrative expenses for the year ended December 31, 2014 included $1.8 million in lease termination and office relocation expenses associated with our Houston office move.
Depreciation expense. The increase in depreciation expense was primarily due to a full year of depreciation expense incurred on the Pacific Khamsin and a partial year of depreciation expense incurred on the Pacific Sharav.
Interest expense. The following table summarizes interest expense:

	Years Ended December 31,
	2014	2013
	(in thousands)
Costs on interest rate swap termination	$—	$(38,184)
Interest	(185,261)	(161,443)
Realized losses on interest rate swaps	(6,959)	(11,105)
Capitalized interest	62,090	78,521
Interest expense	$(130,130)	$(132,211)
The increase in interest during the year ended December 31, 2014 as compared to the year ended December 31, 2013 resulted primarily from increased borrowings under the SSCF and commitment fees under the 2013 Revolving Credit Facility entered into in February 2013 and June 2013, respectively. The costs on interest rate swap termination of $38.2 million for the year ended December 31, 2013 was due to the PFA Refinancing in June 2013. In connection with the PFA Refinancing, we terminated certain interest rate swaps and their related liabilities. As a result, we reclassified $38.2 million of losses on the hedge designated portion of the PFA interest rate swaps previously recognized in accumulated other comprehensive income to interest expense. The decrease in capitalized interest during the year ended December 31, 2014 as compared to the year ended December 31, 2013 resulted primarily from placing drillships under construction into service.
Costs of debt extinguishment. The costs of debt extinguishment during the year ended December 31, 2013 were primarily due to the write-off of $27.6 million in unamortized deferred financing costs and prepayment penalties incurred as a result of the PFA Refinancing.
Other income (expense). The increase in other expense primarily related to currency exchange fluctuations.
Income taxes. The increase in income tax expense was primarily due to a full year of operations for the Pacific Khamsin, the commencement of operations of the Pacific Sharav on August 27, 2014, and the increased dayrate for the Pacific Bora.
The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues or at high effective tax rates versus pre-tax book income or at low effective tax rates, and (c) our rig operating structures. Consequently, our income tax expense does not change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. For the years ended December 31, 2014 and 2013, our effective tax rate was 19.5% and 46.9%, respectively. The tax rate for the year ended December 31, 2013 was negatively impacted by the costs of the interest rate swap termination and extinguishment of debt related to the PFA Refinancing. Without the impact of these costs, the effective tax rate for the year ended December 31, 2013 was 19.6%.
While our effective tax rate for the year ended December 31, 2014 is relatively unchanged compared to the year ended December 31, 2013 (excluding the costs of the interest rate swap termination for the PFA Refinancing and extinguishment of debt related to the PFA Refinancing), several significant offsetting items occurred during 2014 that impacted our effective tax rate. In the fourth quarter of 2014, the Nigerian tax authorities announced that non-Nigerian companies will be required to compute their tax liability based on actual profits. This is a change from the previous practice of non-Nigerian companies computing their tax liability based on deemed profits, which effectively are a portion of gross revenues. The impact of this change in methodology increased our 2014 Nigerian tax liability. Our 2014 effective tax rate was also negatively impacted by an increased proportion of our income being earned in Nigeria, which is a relatively high tax jurisdiction compared to our other operating locations. The increase in tax expense was offset by an adjustment to net deferred tax assets of our non-Nigerian entities operating in Nigeria.

Year ended December 31, 2013 compared to Year ended December 31, 2012
The following table provides a comparison of our consolidated results of operations for the years ended December 31, 2013 and 2012:

	Years Ended December 31,
	2013	2012	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$745,574	$638,050	$107,524	17%
Costs and expenses
Contract drilling	(337,277)	(331,495)	(5,782)	2%
General and administrative expenses	(48,614)	(45,386)	(3,228)	7%
Depreciation expense	(149,465)	(127,698)	(21,767)	17%
	(535,356)	(504,579)	(30,777)	6%
Loss of hire insurance recovery	—	23,671	(23,671)	100%
Operating income	210,218	157,142	53,076	34%
Other income (expense)
Costs on interest rate swap termination	(38,184)	—	(38,184)	100%
Interest expense	(94,027)	(104,685)	10,658	10%
Total interest expense	(132,211)	(104,685)	(27,526)	26%
Costs on extinguishment of debt	(28,428)	—	(28,428)	100%
Other income (expense)	(1,554)	3,245	(4,799)	148%
Income before income taxes	48,025	55,702	(7,677)	14%
Income tax expense	(22,523)	(21,713)	(810)	4%
Net income	$25,502	$33,989	$(8,487)	25%

Revenues. The revenue for the year ended December 31, 2012 reflected a full year of operations from only the Pacific Bora and the Pacific Scirocco and a partial period of operations from the Pacific Mistral and the Pacific Santa Ana, which commenced operations on February 6, 2012 and May 4, 2012, respectively. The increase in revenues during the year ended December 31, 2013 resulted primarily from improvements in operating efficiency of the fleet, the inclusion of a full year of operations from the Pacific Mistral and the Pacific Santa Ana and the Pacific Khamsin commencing to earn revenues on December 17, 2013. The increase in revenue was also partially offset by a decrease in amortization of deferred revenue.
During the year ended December 31, 2013, our operating fleet of drillships achieved an average revenue efficiency of 93.5% compared to 88.0% during the year ended December 31, 2012.
The improvement in revenue efficiency was a result of lower downtime in the year ended December 31, 2013 as compared to the year ended December 31, 2012. During the year ended December 31, 2012, all of our drillships were in their shakedown period.
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
The following table summarizes contract drilling costs:

	Years Ended December 31,
	2013	2012
	(in thousands)
Direct rig related operating expenses, net	$251,488	$232,437
Reimbursable costs	20,918	6,185
Shore-based and other support costs	25,392	22,213
Amortization of deferred costs	39,479	70,660
Total	$337,277	$331,495
The decrease in the amortization of deferred mobilization costs in the year ended December 31, 2013 as compared to the year ended December 31, 2012 was primarily due to the expiration of the initial one-year primary term of the Pacific Scirocco on January 7, 2013, the period over which the deferred mobilization costs are fully amortized.
Reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between periods. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins. Excluding the impact of reimbursable costs, direct rig related operating expenses and shore-based and other support costs divided by the number of operating rig days were as follows:

	Years Ended December 31,
	2013	2012
	(in thousands, amounts per operating rig per day)
Direct rig related operating expenses, net	$170.6	$178.3
Shore-based and other support costs	17.2	17.0
Total	$187.8	$195.3
The decrease in direct rig related operating expenses per operating rig per day during the year ended December 31, 2013 was attributable to lower equipment and maintenance costs as compared to the year ended December 31, 2012, which included rig startup costs for the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana.
General and administrative expenses. The increase in general and administrative expenses related to planned employee headcount additions required to support our expanding fleet. The increase in the year ended December 31, 2013 was partially offset by $2.1 million in legal fees incurred during the year ended December 31, 2012 to make amendments to the PFA in order to facilitate improvements in our corporate structure.
Depreciation expense. The increase in depreciation expense was primarily due to a full year of operations in 2013 from the Pacific Mistral and the Pacific Santa Ana along with the commencement of depreciation on the Pacific Khamsin on December 17, 2013.
Loss of hire insurance recovery. During the year ended December 31, 2012, we recognized $23.7 million in income from loss of hire insurance. As part of our hull and machinery policy, we maintain loss of hire insurance which carries a 45-day waiting period and an annual aggregate limit of 180 days. In the third quarter of 2011, the Pacific Scirocco underwent repairs and upgrades to ensure engine reliability, which was a covered event under our loss of hire policy.

Interest expense. The following table summarizes interest expense:

	Years Ended December 31,
	2013	2012
	(in thousands)
Costs on interest rate swap termination	$(38,184)	$—
Interest	(161,443)	(114,054)
Realized losses on interest rate swaps	(11,105)	(23,874)
Capitalized interest	78,521	33,243
Interest expense	$(132,211)	$(104,685)
During the year ended December 31, 2013, we incurred costs of interest rate swap termination of $38.2 million due to the PFA Refinancing. The increase in interest during the year ended December 31, 2013 as compared to the year ended December 31, 2012 resulted primarily from borrowings under the 2017 Senior Secured Notes and commitment fees under the Senior Secured Credit Facility entered into in November 2012 and February 2013, respectively. Prior to the interest rate swap termination related to the PFA Refinancing, we were required to make quarterly settlements on the interest rate swaps that resulted in the higher losses incurred during the year ended December 31, 2012. During the year ended December 31, 2013, realized losses on the interest rate swap termination related to the PFA Refinancing were included in interest through their termination on May 28, 2013. The increase in capitalized interest during the year ended December 31, 2013 as compared to the year ended December 31, 2012 resulted primarily from increases attributable to our drillships under construction.
Costs of debt extinguishment. The costs of debt extinguishment during the year ended December 31, 2013 were primarily due to the write-off of $27.6 million in unamortized deferred financing costs and prepayment penalties incurred as a result of the PFA Refinancing.
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
The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues versus pre-tax book income, and (c) our rig operating structures. Consequently, our income tax expense does not change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. For the years ended December 31, 2013 and 2012, our effective tax rate was 46.9% and 39.0% respectively. The tax rate for the year ended December 31, 2013 was negatively impacted by the costs of the interest rate swap termination and extinguishment of debt related to the PFA Refinancing. Without the impact of these costs, the effective tax rate for the year ended December 31, 2013 was 19.6%. The decrease in our effective tax rate for the year ended December 31, 2013 (excluding the costs of the PFA Interest Rate Swap Termination and extinguishment of debt related to the PFA Refinancing) as compared to the year ended December 31, 2012 primarily related to a higher portion of pre-tax earnings from jurisdictions taxing based on a deemed profit, which effectively are a portion of gross revenues, rather than actual profits.
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
Our critical accounting estimates are important to the portrayal of both our financial position and results of operations and require us to make difficult, subjective or complex assumptions or estimates about matters that are uncertain. We would report different amounts in our consolidated financial statements, which could be material, if we used different assumptions or estimates. We have discussed the development and selection of our critical accounting estimates with our Board of Directors and the Board of Directors has reviewed the disclosure presented below. During the past three fiscal years, we have not made any material changes in accounting methodology.
We believe that the following is a summary of the critical accounting polices used in the preparation of our consolidated financial statements.
Revenues and operating expenses. Contract drilling revenues are recognized as earned, based on contractual dayrates. In connection with drilling contracts, we may receive fees for preparation and mobilization of equipment and personnel or for capital improvements to rigs. Fees and incremental costs incurred directly related to contract preparation and mobilization along with reimbursements received for capital expenditures are deferred and amortized to revenue over the primary term of the drilling contract. The cost incurred for reimbursed capital expenditures are depreciated over the estimated useful life of the asset. We may also receive fees upon completion of a drilling contract that are conditional based on the occurrence of an event, such as demobilization of a rig. These conditional fees and related expenses are reported in income upon completion of the drilling contract. If receipt of such fees is not conditional, they are recognized as revenue over the primary term of the drilling contract. Amortization of deferred revenue and deferred mobilization costs are recorded on a straight-line basis over the primary drilling contract term, which is consistent with the general pace of activity, level of services being provided and dayrates being earned over the life of the contract.
Property and equipment. High-specification drillships are recorded at cost of construction, including any major capital improvements, less accumulated depreciation and impairment. Other property and equipment are recorded at cost and consist of purchased software systems, furniture, fixtures and other equipment. Ongoing maintenance, routine repairs and minor replacements are expensed as incurred.
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

We review property and equipment for impairment when events or changes in circumstances indicate that the carrying amounts of our assets held and used may not be recoverable. Potential impairment indicators include steep declines in commodity prices and related market conditions, actual or expected declines in rig utilization, increases in idle time, cancellations of contracts or credit concerns of clients. We assess impairment using estimated undiscounted cash flows for the property and equipment being evaluated by applying assumptions regarding future operations, market conditions, dayrates, utilization and idle time. An impairment loss is recorded in the period if the carrying amount of the asset is not recoverable.
In late 2014, we noted a steep decline in commodity prices and related market conditions, causing a drop in the dayrates of recently contracted rigs. We performed a recoverability test and determined that the estimated undiscounted cash flows of our high-specification drillships significantly exceeded their carrying amount. As a result, no impairment loss was recorded.
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
B. LIQUIDITY AND CAPITAL RESOURCES
We operate in a capital intensive industry. Through February 23, 2015, our principal sources of liquidity have been provided through a combination of contributions from the Quantum Pacific Group, proceeds from the 2011 Private Placement, proceeds from the initial public offering of our common shares, borrowings from various debt financings, each as described in “—Description of Indebtedness” below and Note 4 to the Company’s Consolidated Financial Statements in this annual report. In the future, we expect that our investment in newbuild ultra-deepwater drillships will be financed through our available cash balances, additional debt financing and cash flow from operations.
We centrally manage our funding and treasury activities in accordance with corporate policies to ensure appropriate levels of liquidity, comply with debt covenants, maintain adequate levels of insurance and balance exposures to market risks. Cash and cash equivalents are held mainly in United States Dollars, Nigerian Naira, Brazilian Real and Singapore Dollars. Most of our contract drilling revenues are received monthly in arrears and most of our operating costs are paid on a monthly basis.
As of December 31, 2014, we had $167.8 million of cash and cash equivalents. In addition, as of February 23, 2015, we have available and undrawn capacity of $300.0 million under our 2013 Revolving Credit Facility, and available and undrawn capacity of $170.0 million under our 2014 Revolving Credit Facility. We will also have access to an incremental $100.0 million available under our SSCF and an incremental $150.0 million available under our 2014 Revolving Credit Facility, once we have entered into satisfactory drilling contracts for Pacific Meltem and Pacific Zonda in accordance with terms under the SSCF and 2014 Revolving Credit Facility, respectively. Our liquidity requirements include meeting ongoing working capital needs, repaying our outstanding indebtedness and funding anticipated capital expenditures, which are largely comprised of our final payment to SHI for the Pacific Zonda, and maintaining adequate credit facilities or cash balances to compensate for the effects of fluctuations in operating cash flows. Our ability to meet these liquidity requirements will depend in large part on our future operating and financial performance. Primary sources of funds for our short-term liquidity needs will be cash flow generated from operating and financing activities, which includes availability under the facilities outlined above. Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs. We believe that our cash on hand and cash flows generated from operations and our existing facilities will provide sufficient liquidity over the next twelve months to fund our working capital needs, scheduled payments on our long-term debt and capital expenditures. We expect to fund our long-term liquidity requirements from operating and financing activities. See Item 3, “Risk Factors—Risks Related to Our Business.”
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

Share Repurchase Program
On November 24, 2014, our shareholders approved a share repurchase program for the repurchase of up to 8.0 million shares of our common stock through May 20, 2016. Based on this authorization, the Board of Directors authorized the commencement of the program on December 1, 2014 and the expenditure of up to $30.0 million for repurchases under the program. We may purchase shares through financial intermediaries in one or several transactions on the open market; however, we are not obligated to repurchase any dollar amount or specific number of shares of our common stock under the program. Subject to having sufficient available free reserves in our share premium account, we anticipate that repurchases during 2015 will be primarily funded with available cash on hand. As of February 23, 2015, we had repurchased 4.2 million shares of our common stock under this program for a total of $17.5 million. See Note 6 to the Company’s Consolidated Financial Statements.
Debt Repurchases
From time to time, we may engage in repurchases of our debt on the open market or in privately negotiated transactions. During the year ended December 31, 2014, we repurchased and cancelled an aggregate principal amount of $13.5 million of our 2015 Senior Unsecured Bonds (see Note 4 to the Company's Consolidated Financial Statements) at an aggregate cost of $13.9 million, including accrued interest, reducing interest costs that would have been payable for the remaining term of the debt.
Capital Expenditures and Working Capital Funding
In March 2011, we entered into a contract with SHI for the construction of our sixth drillship, the Pacific Sharav. In March 2012, we also entered into a contract with SHI for the construction of our seventh drillship, the Pacific Meltem, and in January 2013, we entered into an additional contract with SHI for the construction of our eighth drillship, the Pacific Zonda.
During the year ended December 31, 2014, we paid all of the remaining SHI project costs on the Pacific Sharav and the Pacific Meltem upon their deliveries. The SHI contract for the Pacific Zonda provides for a purchase price of approximately $517.5 million for the acquisition of the vessel, payable in installments during the construction process, of which we have made payments of approximately $181.1 million through December 31, 2014. With respect to our undelivered vessel, we anticipate making payments of approximately $336.4 million in 2015.
We expect the project cost for the Pacific Zonda under construction to be approximately $634.1 million. The estimate of the project costs includes commissioning and testing and other costs related to the drillships, but excludes capitalized interest. As of December 31, 2014, there were approximately $410.9 million of remaining project costs for the Pacific Zonda of which approximately $336.4 million is the remaining contractual commitment to SHI. We expect to finance the remaining project costs for the Pacific Zonda with a combination of our existing cash balances, future operating cash flows and financing available under the existing credit facilities. We have $300.0 million in available borrowings under our 2013 Revolving Credit Facility, which can also be used to fund project costs.

Sources and Uses of Cash
Year ended December 31, 2014 compared to Year ended December 31, 2013
The following table provides a comparison of our net cash provided by operating activities for the years ended December 31, 2014 and 2013:

	Years Ended December 31,
	2014	2013	Change
	(in thousands)
Cash flow from operating activities:
Net income	$188,257	$25,502	$162,755
Depreciation expense	199,337	149,465	49,872
Amortization of deferred revenue	(109,208)	(72,515)	(36,693)
Amortization of deferred costs	51,173	39,479	11,694
Amortization of deferred financing costs	10,416	10,106	310
Amortization of debt discount	817	445	372
Write-off of unamortized deferred financing costs	—	27,644	(27,644)
Costs on interest rate swap termination	—	38,184	(38,184)
Deferred income taxes	18,661	(3,119)	21,780
Share-based compensation expense	10,484	9,315	1,169
Changes in operating assets and liabilities, net	26,473	6,081	20,392
Net cash provided by operating activities	$396,410	$230,587	$165,823
The increase in net cash provided by operating activities for the year ended December 31, 2014, as compared to the year ended December 31, 2013, was primarily due to a full year of operations from the Pacific Khamsin, which commenced operations on December 17, 2013 and a partial year of operations from the Pacific Sharav, which commenced operations on August 27, 2014.
The following table provides a comparison of our net cash used in investing activities for the years ended December 31, 2014 and 2013:

	Years Ended December 31,
	2014	2013	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(1,136,205)	$(876,142)	$(260,063)
Decrease in restricted cash	—	172,184	(172,184)
Net cash used in investing activities	$(1,136,205)	$(703,958)	$(432,247)

The increase in capital expenditures for the year ended December 31, 2014, as compared to the year ended December 31, 2013, resulted primarily from higher payments for our drillships under construction, including the final SHI payments for the Pacific Sharav and the Pacific Meltem at delivery and progress payments for the Pacific Zonda. The change in restricted cash is the result of the PFA Refinancing on June 3, 2013, which released the restrictions on certain of our cash accounts.

The following table provides a comparison of our net cash provided by financing activities for the years ended December 31, 2014 and 2013:

	Years Ended December 31,
	2014	2013	Change
	(in thousands)
Cash flow from financing activities:
Proceeds from shares issued under share-based compensation plan	$95	$—	$95
Proceeds from long-term debt	760,000	1,656,250	(896,250)
Payments on long-term debt	(41,833)	(1,480,000)	1,438,167
Payments for costs on interest rate swap termination	—	(41,993)	41,993
Payments for financing costs	(7,569)	(62,684)	55,115
Purchases of treasury shares	(7,227)	—	(7,227)
Net cash provided by financing activities	$703,466	$71,573	$631,893
The increase in cash from financing activities for the year ended December 31, 2014, as compared to the year ended December 31, 2013, resulted primarily from the $360.0 million and $400.0 million SSCF drawdowns for the final payments of the Pacific Sharav and the Pacific Meltem, respectively. The increase was partially offset by payments of $41.8 million on long-term debt in 2014.
During the year ended December 31, 2013, proceeds from long-term debt primarily resulted from drawdowns of $140.0 million under the SSCF, borrowings of $750.0 million under the 2020 Senior Secured Notes and net proceeds of $746.3 million from the Senior Secured Term Loan B. During the year ended December 31, 2013, we made $109.4 million in principal repayments on the PFA and repaid the $1,347.0 million remaining debt in connection with the PFA Refinancing in June 2013. Additionally, in connection with the PFA Refinancing, we paid $42.0 million to terminate four interest rate swaps and their related liabilities. During the year ended December 31, 2013, deferred financing costs of $62.7 million were incurred to enter into the Senior Secured Credit Facility Agreement, the 2020 Senior Secured Notes, the Senior Secured Term Loan B and the 2013 Revolving Credit Facility.

Year ended December 31, 2013 compared to Year ended December 31, 2012
The following table provides a comparison of our net cash provided by operating activities for the years ended December 31, 2013 and 2012:

	Years Ended December 31,
	2013	2012	Change
	(in thousands)
Cash flow from operating activities:
Net income	$25,502	$33,989	$(8,487)
Depreciation expense	149,465	127,698	21,767
Amortization of deferred revenue	(72,515)	(95,750)	23,235
Amortization of deferred mobilization costs	39,479	70,660	(31,181)
Amortization of deferred financing costs	10,106	13,926	(3,820)
Amortization of debt discount	445	—	445
Write-off of unamortized deferred financing costs	27,644	—	27,644
Costs on interest rate swap termination	38,184	—	38,184
Deferred income taxes	(3,119)	(3,766)	647
Share-based compensation expense	9,315	5,318	3,997
Changes in operating assets and liabilities, net	6,081	32,923	(26,842)
Net cash provided by operating activities	$230,587	$184,998	$45,589
The increase in net cash provided by operating activities was primarily due to a full year of operations from the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana for the year ended December 31, 2013, as compared to a full year of operations from the Pacific Bora and the Pacific Scirocco and a partial period of operations from the Pacific Mistral and the Pacific Santa Ana for the year ended December 31, 2012.

The following table provides a comparison of our net cash used in investing activities for the years ended December 31, 2013 and 2012:

	Years Ended December 31,
	2013	2012	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(876,142)	$(449,951)	$(426,191)
Decrease in restricted cash	172,184	204,784	(32,600)
Net cash used in investing activities	$(703,958)	$(245,167)	$(458,791)
The increase in capital expenditures resulted primarily from increases in payments for our drillships under construction, including the final SHI payment for the Pacific Khamsin at delivery and progress payments for the Pacific Sharav, the Pacific Meltem and the Pacific Zonda. The decrease in restricted cash resulted primarily from the PFA Refinancing and the termination of the letter of credit facility and guaranty agreement (collectively, the “TI Facilities”) on June 3, 2013, each of which had imposed restrictions on certain of our cash accounts. The decrease in restricted cash during the year ended December 31, 2012 resulted from temporary stand-by letter of credit facilities for the Pacific Bora and the Pacific Scirocco each being replaced by the TI Facilities on April 19, 2012. As a result of securing these facilities, we were able to release approximately $126.0 million of restricted cash collateral to cash and cash equivalents. Additionally, the decrease in restricted cash resulted from an amendment to the PFA in December 2012, which resulted in the release of approximately $77.7 million in restricted cash.
The following table provides a comparison of our net cash provided by financing activities for the years ended December 31, 2013 and 2012:

	Years Ended December 31,
	2013	2012	Change
	(in thousands)
Cash flow from financing activities:
Proceeds from long-term debt	$1,656,250	$797,415	$858,835
Payments on long-term debt	(1,480,000)	(218,750)	(1,261,250)
Payments for costs on interest rate swap termination	(41,993)	—	(41,993)
Payments for financing costs	(62,684)	(19,853)	(42,831)
Net cash provided by financing activities	$71,573	$558,812	$(487,239)
During the year ended December 31, 2013, proceeds from long-term debt primarily resulted from drawdowns of $140.0 million under the SSCF, borrowings of $750.0 million under the 2020 Senior Secured Notes and net proceeds of $746.3 million from the Senior Secured Term Loan B. During the year ended December 31, 2013, we made $109.4 million in principal repayments on the PFA and repaid the $1,347.0 million remaining debt in connection with the PFA Refinancing in June 2013. Additionally, in connection with the PFA Refinancing, we paid $42.0 million to terminate four interest rate swaps and their related liabilities. During the year ended December 31, 2013, deferred financing costs of $62.7 million were incurred to enter into the Senior Secured Credit Facility Agreement, the 2020 Senior Secured Notes, the Senior Secured Term Loan B and the 2013 Revolving Credit Facility.
During the year ended December 31, 2012, borrowings consisted of $300.0 million under the 2015 Senior Unsecured Bonds and $500.0 million under the 2017 Senior Secured Notes. Payments on long-term debt consisted of PFA amortization payments.
Description of Indebtedness
7.25% Senior Secured Notes due 2017. In November 2012, Pacific Drilling V Limited, our indirect, wholly-owned subsidiary, completed a private placement to eligible purchasers of $500.0 million in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due 2017. The 2017 Senior Secured Notes were sold at 99.483% of par, bear interest at 7.25% per annum, which is payable semiannually on June 1 and December 1, and mature on December 1, 2017.
Senior Secured Credit Facility Agreement. On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, and we, as guarantor, entered into a senior secured credit facility agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem.

5.375% Senior Secured Notes due 2020. On June 3, 2013, we completed a private placement to eligible purchasers of $750.0 million in aggregate principal amount of 5.375% Senior Secured Notes due 2020. The 2020 Senior Secured Notes were sold at par, bear interest at 5.375% per annum, which is payable semiannually on June 1, and December 1, and mature on June 1, 2020.
Senior Secured Term Loan B due 2018. On June 3, 2013, we entered into a $750.0 million senior secured term loan. The maturity date for the Senior Secured Term Loan B is June 3, 2018.
2013 Revolving Credit Facility. On June 3, 2013, we entered into a senior secured revolving credit facility with an aggregate principal amount of up to $500.0 million (permits loans to be extended up to a maximum sublimit of $300.0 million and permits letters of credit to be issued up to a maximum sublimit of $300.0 million).
2014 Revolving Credit Facility. On October 29, 2014, we entered into a revolving credit facility with an aggregate principal amount of up to $500.0 million (limited to a maximum of $350.0 million prior to delivery of the Pacific Zonda and entering into a satisfactory drilling contract for the drillship).

See Note 4 to the Company’s Consolidated Financial Statements.
Letters of Credit
As of December 31, 2014, we were contingently liable under certain performance, bid and custom bonds and letters of credit totaling approximately $258.1 million related to letters of credit issued as security in the normal course of our business. See Note 11 to the Company’s Consolidated Financial Statements.
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
Drilling Rig Supply
Across the industry, orders were placed during 2014 to build 4 additional high-specification semi-submersibles and drillships to be delivered after the end of 2016. We estimate there are approximately 50 high-specification rigs delivered or scheduled for delivery from January 1, 2015 until the end of 2017, 21 of which have not yet been announced as contracted to clients. Due to the long lead times involved in rig construction, the potential for additional orders to emerge, existing orders to be cancelled and for shipyard delays to occur, especially among yards forecasted to make their first deliveries during this time frame, the supply of high-specification units through the end of 2017 can be estimated as a range between 100 and 125. Beyond this time frame, the supply is uncertain and any projections have diminished predictive value.
Drilling Rig Demand
Demand for our drillships is a function of the worldwide levels of offshore exploration and development spending by oil and gas companies, which is influenced by a number of factors. The type of projects that modern drillships undertake are generally located in deeper water, more remote locations and are more capital intensive and longer lasting than those of older or less capable drilling rigs. This makes these projects less sensitive to short-term oil price fluctuations. Therefore, dayrates and utilization for modern drillships are typically less sensitive to short-term oil price movements than those of older or less capable drilling rigs. Furthermore, long-term expectations about future oil and natural gas prices have historically been the key driver for deepwater and high-specification exploration and development spending.

Our clients’ drilling programs are also affected by the global economic and political climate, access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for drilling equipment, emphasis on deepwater and high-specification exploration and production versus other areas and advances in drilling technology. During 2014, there were no material adverse changes to regulations or other restrictions affecting our ability to operate in countries where we currently, or in the future may, operate.
The second half of 2014 saw oil and global non-U.S. natural gas prices decline significantly, reaching a level that, if sustained, may render some deepwater projects uneconomic. While questions remain regarding long-term oil and natural gas prices and supply-demand balance, GDP growth continued to be positive but slowed in key emerging markets and North America.
Overall, 2014 saw a reduced pace for high-specification tendering activity compared to recent years resulting from the various factors impacting drilling rig demand, most notably the decline in oil prices.
Supply and Demand Balance
Throughout 2014 there was generally a tight supply-demand balance for modern drillships, with near 100% utilization. However, capital expenditure budgets have declined for some exploration and production companies, and, in other cases, budget announcements have been delayed due to the rapid drop in oil prices. We do not expect to see any substantial increases, and will likely see decreases from some major oil companies, in capital expenditure budgets year-over-year.
We estimate that from January 1, 2015 until the end of 2015, approximately 2-4 high-specification rigs will be available to commence operations but none of these rigs currently have confirmed client contracts. Additionally, multiple older, lower-specification ultra-deepwater and mid-water drillships and semisubmersibles have recently completed contracts without follow-on contracts. While we believe that the demand for high-specification drillships like those in our fleet will meet or exceed supply in aggregate in the coming years, the recent developments have exerted considerable pressure on the market and may result in a mismatch of the timing of supply and demand resulting in lower dayrates than have been available over the past few years or even periods without contracts.
For more information on this and other risks to our business and our industry, please read “Risk Factors”.
E. OFF-BALANCE SHEET ARRANGEMENTS
Currently, we do not have any off-balance sheet arrangements.
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below sets forth our contractual obligations as of December 31, 2014:

Contractual Obligations	2015	2016-2017	2018-2019	Thereafter	Total
	(in thousands)
Long-term debt(a)	$369,000	$665,000	$1,370,417	$750,000	$3,154,417
Interest on long-term debt(b)	167,480	315,414	149,225	17,020	649,139
Operating leases	2,389	4,506	4,210	10,223	21,328
Purchase obligations(c)	163,569	11,896	—	—	175,465
High-specification drillships(d)	336,383	—	—	—	336,383
Total contractual obligations(e)	$1,038,821	$996,816	$1,523,852	$777,243	$4,336,732

(a)	Includes current maturities of long-term debt. Amounts are based on principal balances, excluding debt discounts.

(b)
Interest payments are based on our existing outstanding borrowings. It is assumed there is not a refinancing of existing long-term debt and there are no prepayments. For fixed rate debt, interest has been calculated using stated rates. For variable rate LIBOR based debt, interest has been calculated using current LIBOR rates as of December 31, 2014 and includes the impact of our outstanding interest rate swaps. Interest on the SSCF is based on existing outstanding borrowings of $879.2 million as of December 31, 2014. As such, interest on long-term debt as presented in the table above excludes the impact of additional interest under the SSCF that will be incurred as the remaining $100.0 million is borrowed. Under our 2013 Revolving Credit Facility, we record interest expense for fees on undrawn commitments and unused letter of credit capacity, approximately $399.3 million as of December 31, 2014, while our outstanding letters of credit, approximately $100.7 million as of December 31, 2014, accrue interest at a different rate. Interest on long-term debt as presented in the table above excludes the impact of additional interest that will be incurred under our 2013 Revolving Credit Facility if we issue additional letters of credit or borrow under the $300.0 million revolving sub-limit. Under our 2014 Revolving Credit Facility, we record interest expense for fees on undrawn commitments, $500.0 million as of December 31, 2014. Interest on long-term debt as presented in the table above excludes the impact of additional interest that will be incurred under our 2014 Revolving Credit Facility if we borrow under the facility.

(c)
Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.

(d)	Amounts for high-specification drillships include amounts due under the remaining construction contract.

(e)
Contractual obligations do not include approximately $24.5 million of liabilities from unrecognized tax benefits related to uncertain tax positions, inclusive of interest and penalties, included on our condensed consolidated balance sheet as of December 31, 2014. We are unable to specify with certainty the future periods in which we may be obligated to settle such amounts.

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
A. DIRECTORS AND SENIOR MANAGEMENT
Senior Management
We rely on the senior management of our principal operating subsidiaries to manage our business. Our senior management team is responsible for the day-to-day management of our operations. Members of our senior management are appointed from time to time by vote of the Board of Directors and hold office until a successor is elected and qualified. The current members of our senior management are:

Name	Age	Position
Christian J. Beckett	46	Chief Executive Officer
Paul T. Reese	45	Executive Vice President, Chief Financial Officer
Cees Van Diemen	61	Executive Vice President, Chief Operating Officer
Michael D. Acuff	44	Senior Vice President, Sales & Business Development
Kinga E. Doris	45	Vice President, General Counsel and Secretary
Richard E. Tatum	37	Vice President, Controller
Christian J. Beckett. Mr. Beckett has served as our Chief Executive Officer since April 2008 and as a member of our Board of Directors since March 11, 2011. Mr. Beckett has over 20 years of experience in the energy industry. Prior to joining us, he led the Strategic Business Development and Planning group at Transocean Ltd. from 2004 to 2008. Mr. Beckett served at McKinsey & Company, Inc. from 2001 to 2004, where he provided strategic and operating advice to global energy companies and governments, and from 1990 to 2001 at Schlumberger Limited in a series of international management roles with increasing responsibilities. Mr. Beckett holds a Bachelor of Science in Exploration Geophysics from University College London and a Master of Business Administration from Rice University. In 2014, Mr. Beckett was recognized as a National Award Winner by the EY Entrepreneur of the Year Program.
Paul T. Reese. Mr. Reese joined Pacific Drilling in October 2008 and was appointed to his current position of Chief Financial Officer in February 2014. Prior to his current position, Mr. Reese served as our Vice President, Controller. Mr. Reese has been a finance professional in the oilfield services and E&P space for over 20 years. Prior to joining Pacific Drilling, he was Controller for the global Exploration and Development divisions at BHP Billiton Petroleum. From 1995 to 2007, Mr. Reese served in various financial management roles at Transocean, including Finance Director for the North and South America Business Unit, Assistant Vice-President for Audit and Advisory Services and Finance Manager for the Asia & Australia and South America Regions, with international posts in Asia and Central and South America. Prior to joining Transocean, Mr. Reese was an auditor in the Houston offices of Arthur Andersen LLP. Mr. Reese holds a Bachelor of Arts in Economics and Managerial Studies and a Master of Accounting from Rice University.

Cees Van Diemen. Mr. Van Diemen joined Pacific Drilling in February 2009 and was appointed to his current position of Chief Operating Officer in August 2013. Prior to his current position, Mr. Van Diemen served as our Vice President of Operations. Mr. Van Diemen has over 35 years of experience in the mobile offshore drilling industry and extensive experience in deepwater drilling from the early days of 600 feet water depth activity in 1977 to recent operations in 9,200 feet water depth. Prior to joining us, he served at Noble Drilling Corporation, and its predecessor Neddrill, as Vice President & Division Manager Brazil from 2005 to October 2008 and Vice President & Division Manager Mobiles Europe from 2000 to 2005. Mr. Van Diemen’s career started offshore in the traditional drill positions from Floorman to Offshore Installation Manager, before taking on increasing responsibility in onshore management roles from rig manager in West Africa, the Mediterranean and the North Sea, to district manager in the North Sea and Vice President & Division Manager in Europe and more recently in Brazil. Mr. Van Diemen holds a Bachelor of Science in Automotive Engineering from the University of Apeldoorn in the Netherlands.
Michael D. Acuff. Mr. Acuff joined Pacific Drilling in June 2014 as Senior Vice President, Sales and Business Development. Mr. Acuff has more than 15 years of experience in the drilling industry. Prior to joining us, he served at Diamond Offshore as Senior Vice President of Contracts and Marketing from 2010 to 2013 and at Transocean from 1999 to 2010. During his tenure with Transocean, he held a variety of management positions in marketing, corporate planning, operations and human resources, including international postings. Prior to joining Transocean, Mr. Acuff served in the U.S. Army from 1993 to 1997 as battery executive officer, battalion personnel officer and platoon leader. Mr. Acuff holds a Bachelor of Science in Civil Engineering from the University of Tennessee and a Master of Business Administration from Rice University.
Kinga E. Doris. Ms. Doris has served as our Vice President, General Counsel and Secretary since September 2010. Ms. Doris has 20 years of experience advising global energy companies and is a frequent speaker on FCPA and anti-corruption issues. Prior to joining us, she served as Chief Counsel for Pride International Inc. from 2006 to 2010, where she was responsible for legal affairs of the global operations and strategic planning groups. From 1999 to 2006, Ms. Doris served as Associate General Counsel of Core Laboratories N.V. Prior to joining Core Laboratories, Ms. Doris was an attorney in the Houston offices of Akin Gump Strauss Hauer & Feld LLP and LeBoeuf, Lamb, Greene, and MacRae LLP. Ms. Doris holds a Bachelor of Arts and a Juris Doctorate from Texas Tech University.
Richard E. Tatum. Mr. Tatum was appointed Vice President, Controller in March 2014 and in this capacity serves as our Principal Accounting Officer. Mr. Tatum joined Pacific Drilling in October 2010. Prior to his appointment as Vice President Controller, Mr. Tatum served as our Director Financial Reporting. Mr. Tatum has over 15 years of experience in offshore drilling and public accounting. Prior to joining Pacific Drilling, Mr. Tatum served at Frontier Drilling from 2009 until its merger with Noble Drilling Corporation. Mr. Tatum began his career as an auditor with Grant Thornton LLP where he held a variety of roles with increasing responsibilities, his most recent position being a Manager in Grant Thornton’s National Professional Standards Group. Mr. Tatum received his Bachelor of Business Administration and Master in Professional Accounting degrees from the University of Texas at Austin and is a CPA.
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

The current members of our Board of Directors are as follows:

Name	Age	Position
Ron Moskovitz	52	Chairman
Christian J. Beckett	46	Executive Director, Chief Executive Officer
Laurence N. Charney	67	Director
Jeremy Asher	56	Director
Sami Iskander	49	Director
Robert Schwed	65	Director
Paul Wolff	67	Director
Cyril Ducau	36	Director
Elias Sakellis	38	Director
Ron Moskovitz. Mr. Moskovitz was appointed as a director of the Company in March 2011. Mr. Moskovitz is the Chief Executive Officer of Quantum Pacific (UK) LLP, and serves as Chairman of Israel Corp. and as director of Kenon Holdings Ltd., each of which may be considered to be associated with the same ultimate beneficiary, Idan Ofer. From July 2008 until December 2012, Mr. Moskovitz served as Chief Executive Officer of Quantum Pacific Advisory Limited. From July 2002 until November 2007, Mr. Moskovitz served as Senior Vice President and Chief Financial Officer of Amdocs Limited. From 1998 until July 2002, he served as Vice President of Finance at Amdocs. Between 1994 and 1998, Mr. Moskovitz held various senior financial positions at Tower Semiconductor Ltd. and served on its board of directors from 2007 to September 2011. Mr. Moskovitz is a CPA in Israel and holds a BA in Accounting and Economics from Haifa University and a Master of Business Administration from Tel Aviv University.
Laurence N. Charney. Mr. Charney was appointed as a director of the Company in April 2011. Mr. Charney retired from Ernst & Young LLP (“Ernst & Young”) in June 2007, where, over the course of his more than 35-year career, he served as Partner, Practice Leader and Senior Advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, real estate, high-tech/software, media/entertainment, and non-profit sectors. His most recent affiliations have included board tenures with Marvel Entertainment, Inc., Pure BioFuels, Inc., Mrs. Fields Original Cookie and the Iconix Brand Group, Inc. He was appointed to the board of TG Therapeutics, Inc. in 2012 and to the board of Kenon Holdings, Ltd. in May 2014. Mr. Charney is a graduate of Hofstra University with a Bachelor Degree in Business Administration (Accounting), and he also completed an Executive Master program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and New York State Society of Certified Public Accountants.
Jeremy Asher. Mr. Asher was appointed as a director of the Company in April 2011. Mr. Asher is currently Chairman of Agile Energy Limited, a privately held energy investment company; Chairman of Tower Resources plc, an oil & gas exploration company, and an advisor to Oil Refineries Limited, an independent refiner and petrochemicals producer. Until 2008, he served as a director of Process Systems Enterprise Limited, a developer of process simulation software. Between 2001 and the present, Mr. Asher has also served as a director and financial investor in various other enterprises. From 1998 until 2001, Mr. Asher served as the Chief Executive Officer of PA Consulting Group, where he oversaw PA’s globalization and growth from 2,500 to nearly 4,000 employees, and negotiated and managed the integration of PA’s acquisition of Hagler Bailly, Inc. Between 1990 and 1997 he acquired, developed and sold the 275,000 bbl/d Beta oil refinery at Wilhelmshaven in Germany. Prior to that, in the late 1980’s, Mr. Asher ran the global oil products trading business of what is now Glencore AG and, prior to that, spent several years as a consultant at what is now Oliver Wyman. Mr. Asher is a graduate of the London School of Economics and holds a Master of Business Administration from Harvard Business School. He is also a member of the London Business School’s Global Advisory Council and serves as a member of the Engineering Advisory Board of Imperial Innovations plc, the commercial arm of Imperial College.
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
Robert Schwed. Mr. Schwed was appointed as a director of the Company in May 2013. Mr. Schwed has 40 years of experience working with private equity firms and their portfolio companies in corporate finance transactions. Since 2002,

Mr. Schwed has been a partner in the Corporate Practice Group of the international law firm Wilmer Cutler Pickering Hale and Dorr LLP. From 1982 until 2002, Mr. Schwed was a partner of Reboul MacMurray, a New York law firm specializing in private equity and venture capital matters. Since 2009, Mr. Schwed has served as an Adjunct Professor at the George Washington University School of Law. Mr. Schwed holds a Bachelor of Arts in Economics from Williams College and a Juris Doctorate from Harvard Law School.
Paul Wolff. Mr. Wolff was appointed as a director of the Company in April 2011. Since 2006, Mr. Wolff has served as an independent director and private investor in different financial and industrial companies. From 1971 to 2006, he worked in the banking sector in which he held various responsibilities in corporate and private banking. He served as a Managing Director of Mees Pierson, headed the Trust Business and was Head of Private Banking and Asset Management. Mr. Wolff has a degree in Commercial Engineering from University of Louvain, a Master of Business Administration from INSEAD Fontainebleau, and completed the Advanced Management Program from Harvard.
Cyril Ducau. Mr. Ducau was appointed as a director of the Company in April 2011. He is currently a Managing Director of Quantum Pacific Ventures Limited and was previously Head of Business Development of Quantum Pacific Advisory Limited from 2008 to 2012. Mr. Ducau serves as director of Kenon Holdings Ltd., Ansonia Holdings B.V., Jelany Corporation N.V., Quantum Pacific Shipping Services Pte. Ltd. and Quantum York LNG Inc. Prior to joining Quantum Pacific Advisory Limited, Mr. Ducau was Vice President in the investment banking division of Morgan Stanley & Co. International Ltd. in London and during his tenure there from 2000 to 2008, he held various positions in the Capital Markets, Leveraged Finance and Mergers and Acquisitions teams. Prior to that, Mr. Ducau gained experience in consultancy working for Arthur D. Little in Munich and investment management with Credit Agricole UI Private Equity in Paris. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.
Elias Sakellis. Mr. Sakellis was appointed as a director of the Company in June 2012. Mr. Sakellis joined Quantum Pacific Advisory Limited in May 2012 as Managing Director. He was appointed Managing Director of Business Development of Quantum Pacific (UK) LLP in January 2013 and director of Kenon Holdings Ltd. in May 2014. Prior to joining Quantum Pacific (UK) LLP, Mr. Sakellis worked at Goldman, Sachs & Co. in London from 2000 to 2012. During his tenure at Goldman, Sachs & Co., he held various positions, including Executive Director of Leveraged Finance & Restructuring in the Investment Banking Division, Executive Director and Business Unit Manager in the Investment Banking Division, and Financial Analyst and Associate in the Equities Division. Prior to joining Goldman, Sachs & Co., Mr. Sakellis gained experience in the banking sector by working as an analyst for Lehman Brothers in London from 1999 to 2000. Mr. Sakellis is a graduate of Imperial College London with a Master of Science in Finance and a Master of Engineering in Mechanical Engineering. He also holds a Master of Business Administration from INSEAD.

B. COMPENSATION
Senior Management
Members of our senior management receive compensation for the services they provide. The aggregate cash compensation paid to all members of senior management as a group was approximately $4.4 million for the fiscal year ended December 31, 2014. In addition, under the Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (the “2011 Stock Plan,” as described in more detail under “—Equity Compensation Plans” below), we granted in 2014 an aggregate of 0.4 million options to purchase our common shares to members of our senior management team at an exercise price of $10.80 per share and 0.3 million restricted share units with a grant date value of $10.80 per share.
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
Directors
During the year ended December 31, 2014, we paid an aggregate of approximately $0.4 million in directors’ fees to the independent members of the Board of Directors. In addition, Messrs. Asher, Charney and Wolff each received an award of 7,408 restricted stock units with a grant date value of $10.88 per share, and Messrs. Iskander and Schwed received awards of 8,792 and 9,963 restricted stock units, respectively, with a grant date value of $10.88 per share. Messrs. Iskander and Schwed also received 20,982 and 20,560 options, respectively, to purchase our common shares at an exercise price of $10.88 per share.

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
Equity Compensation Plans
The 2011 Stock Plan provides for the granting of stock options, stock appreciation rights, restricted shares, restricted share units and other equity-based or equity-related awards to directors, officers, employees and consultants. Subject to adjustment as provided, 15.9 million common shares of Pacific Drilling S.A. are reserved and authorized for issuance pursuant to the terms of the 2011 Stock Plan. The Compensation Committee of our Board of Directors approves participants and, subject to the provisions of the 2011 Stock Plan, determines the terms and conditions of awards under the 2011 Stock Plan.
Under the 2011 Stock Plan, a total of 5.0 million options and 1.8 million restricted share units are outstanding, of which 3.4 million options and 0.5 million restricted share units were granted to members of senior management. The exercise price of the stock options range from $9.58 to $10.80 per share. The options expiration dates range from March 31, 2021 to March 31, 2024. The restricted share units were granted at a range of $9.58 to $10.80 per share. We also have granted awards of 101,542 options and 90,035 restricted stock units under the 2011 Stock Plan to certain independent members of our Board of Directors. The exercise prices of the stock options range from $10.12 to $10.88 per share. The options expiration dates range from March 31, 2022 to March 31, 2024. The restricted share units were granted at a range of $8.54 to $10.88 per share. The options and restricted share units granted generally vest 25% annually over four years from the date of grant.

Benefit Plans and Programs
Pacific Drilling sponsors a defined contribution retirement plan covering substantially all U.S. employees (the “U.S. Savings Plan”) and an international savings plan (the “International Savings Plan”). Under the U.S. Savings Plan, we match 100% of employee contributions up to 6% of eligible compensation per participant. Under the International Savings Plan, we contribute 6% of base compensation (limited to a contribution of $15,000 per participant). During the years ended December 31, 2014, 2013 and 2012, our total employer contributions to both plans amounted to $6.9 million, $4.5 million and $3.7 million, respectively.
We have established an annual bonus plan for key employees whose decisions, activities and performance have a significant impact on business results. Target bonus levels are determined on an individual basis and take into account individual performance, competitive pay practices and external market conditions. Achievement of bonus payment is based on the achievement of our financial target and individual goals.
C. BOARD PRACTICES
See Item 10, “Memorandum and Articles of Association— Voting Rights—Appointment and Removal of Directors” for a detailed description regarding the appointment and removal of our Board of Directors.
On May 13, 2014, at our annual general meeting of shareholders, each of our then current directors was re-appointed for an additional one-year term through the 2015 annual general meeting (“2015 AGM”).
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
All decisions to be taken by our Board of Directors are subject to a quorum and vote of a majority of the directors. A Chairman of the Board is elected from the members of the Board. The Chairman has a casting vote in the event of a tie vote. Our Chairman of the Board is Ron Moskovitz, who was re-elected at our Annual Meeting of Shareholders in 2014 for a subsequent one-year term expiring at the 2015 AGM.
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

D. EMPLOYEES
Employees
As of December 31, 2014, we and our subsidiaries had a total of 1,193 employees and 413 subcontractors. These employees consisted of:

•	36 employees and subcontractors in construction management;

•	1326 employees and subcontractors in engineering and operations; and

•	244 employees and subcontractors in finance, strategy and business development, sales and marketing and other administrative functions.
As of December 31, 2014, approximately 565 of our employees and our subcontractors were located in the United States, 186 were located in South Korea, 616 were located in Nigeria, and 222 were located in Brazil. The remainder of our employees were in various other locations around the world.
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
As of December 31, 2013, approximately 333 of our employees and our subcontractors were located in the United States, 118 were located in South Korea, 578 were located in Nigeria and 208 were located in Brazil. The remainder of our employees were in various other locations around the world.
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
As of December 31, 2012, approximately 291 of our employees and our subcontractors were located in the United States, 91 were located in South Korea, 393 were located in Nigeria and 210 were located in Brazil. The remainder of our employees were in various other locations around the world.
During 2012, we completed the manning of the Pacific Mistral and the Pacific Santa Ana and commenced manning of the Pacific Khamsin and the Pacific Sharav.
During 2013, we completed the manning of the Pacific Khamsin, continued manning of the Pacific Sharav and commenced manning of the Pacific Meltem.
During 2014, we completed the manning of the Pacific Sharav, continued manning of the Pacific Meltem and commenced manning of the Pacific Zonda.
We believe that our relations with employees are good. The employees of one of our manpower providers in Nigeria are currently represented by unions and covered by a collective bargaining agreement. Our employees in Brazil are currently represented by unions and covered by a collective bargaining agreement.

E. SHARE OWNERSHIP
The table below shows the number of common shares beneficially owned and the percentage owned of our outstanding common shares for our directors, officers and key employees as of February 23, 2015, and the percentage held of the total common shares in issue. Also shown are their interests in share options awarded to them under the 2011 Stock Plan. See Item 6, “Compensation—Equity Compensation Plans” for a description of the 2011 Stock Plan.

Beneficial Interest in Common Shares
Director or Key Employee	Number of shares (in thousands)	Percentage
Christian J. Beckett	*	*
Paul T. Reese	*	*
Cees Van Diemen	*	*
Michael D. Acuff	*	*
Kinga E. Doris	*	*
Richard E. Tatum	*	*
Ron Moskovitz	—	—
Laurence N. Charney	*	*
Jeremy Asher	*	*
Sami Iskander	*	*
Robert Schwed	*	*
Paul Wolff	*	*
Cyril Ducau	—	—
Elias Sakellis	—	—
All officers and directors as a group (a)	3,068	1.4%

*	Owned less than 1% based on the total number of outstanding common shares as of February 23, 2015.

(a)
Includes 2.5 million of common shares issuable upon exercise of options that are exercisable within 60 days of the date of this filing and 0.5 million restricted share units outstanding held by our senior management and directors as of February 23, 2015.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The following table sets forth information as of February 23, 2015 for each shareholder whom we know to beneficially own more than five percent of our outstanding common shares:

	Common Shares Held
Identity of Person or Group	Number of Shares (in thousands)		Percentage
Quantum Pacific (Gibraltar) Limited(1)(2)	150,000		70.3%
Adage Capital Partners, L.P.	11,777	(3)	5.5%

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

(3)
Based solely on a Schedule 13G/A filed with the Securities and Exchange Commission on February 17, 2015. Adage Capital Partners, L.P. has shared voting power and shared dispositive power over 11,777,191 shares of our common stock.

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
We issued 15.9 million common shares reserved for issuance under our Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (“Reserve Option Shares”) to one of our wholly-owned subsidiaries. These Reserve Option Shares are treated as issued but not outstanding and are held internally for purposes of administering our Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan. The Reserve Option Shares will be issued when and if the respective option holders submit a valid and proper exercise of their legally vested options. Prior to issuance to any such option holders, the Reserve Option Shares do not have voting rights and do not participate in the earnings of the Company.
As of February 23, 2015, we had only one shareholder of record in the United States, Cede & Co. (nominee of The Depository Trust Company) in whose name all shareholdings in the United States are recorded. This single shareholder of record in the United States represented approximately 30.5% of the total outstanding common shares. The number of beneficial owners of our common shares in the United States is significantly larger than the number of record holders of our common shares in the United States.
B. RELATED PARTY TRANSACTIONS
Not applicable.
C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See Item 18, “Financial Statements” within this annual report.

Legal Proceedings
It is to be expected that we and our subsidiaries will be routinely involved in litigation and disputes arising in the ordinary course of our business. On April 16, 2013, Transocean filed a complaint against us in the United States District Court for the Southern District of Texas alleging infringement of their dual activity patents. Transocean seeks relief in the form of a permanent injunction, compensatory damages, enhanced damages, court costs and fees. We do not believe that ultimate liability, if any, resulting from any such pending litigation will have a material adverse effect on our financial position, results of operations or cash flows.
Distribution Policy
In February 2014, our Board of Directors resolved to recommend to our shareholders at the 2014 annual general meeting of shareholders a distribution to shareholders of up to $152.0 million, in the aggregate, to be paid in 2015. On May 13, 2014 at the annual general meeting of shareholders, the proposal was approved by the shareholders with the form and timing of the distribution payments to be determined at the discretion of the Board of Directors. In February 2015, due to current market conditions, our Board of Directors resolved to defer the declaration of any distribution until the Board has more clarity on market conditions and the contracting of uncontracted rigs, and as a result, we will not make a distribution to shareholders in the first quarter of 2015 and there can be no certainty as to when or if the Board will approve a distribution.
Our decision to pay dividends or make distributions is dependent upon numerous factors, including but not limited to, committed and projected capital expenditures, targeted growth and performance metrics, and restrictions imposed under our existing debt agreements and any future debt financing agreements. Additionally, the payment of future dividends, if any, will be determined by us in light of conditions then existing, including our earnings, financial position, capital requirements, restrictions in existing and future financing agreements, business conditions and other factors. The declaration of any dividend payment or distribution is at the discretion of our Board of Directors and subject to shareholder approval as well as additional requirements of Luxembourg law. Dividends may be lawfully declared and paid if our net profits and distributable reserves are sufficient under Luxembourg law. Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve to the extent the legal reserve is below the 10% threshold. The legal reserve is not available for distribution. In the event that we do not have sufficient net profits and distributable reserves, Luxembourg law may nevertheless permit us to make distributions of share capital or share premium to holders of our common shares. There can be no assurance that we will make dividend payments or distributions in the amount or within the period forecasted.
Under the terms of the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B, subject to certain exceptions, we are limited in our ability to pay dividends or make distributions, purchase or redeem our capital stock or make other restricted payments. The terms of the 2013 Revolving Credit Facility and 2014 Revolving Credit Facility permit us to pay dividends or make distributions so long as there is no default thereunder and we are in pro forma compliance with our maximum leverage and minimum liquidity tests thereunder after giving effect to such dividend or distribution payment. The terms of the SSCF allow the payment of dividends or distributions to our shareholders under certain conditions more fully set forth therein, whereby we may distribute up to 50% of our net income per year, to be paid no later than the end of the following year. Please refer to Note 4 to the Company’s Consolidated Financial Statements in this annual report for a more detailed description of the terms of our debt financings.
Share Repurchase Program
On November 24, 2014, our shareholders approved a share repurchase program for the repurchase of up to 8.0 million shares of our common stock through May 20, 2016. Based on this authorization, the Board of Directors authorized the commencement of the program on December 1, 2014 and the expenditure of up to $30.0 million for repurchases under the program.
The Company may purchase shares through financial intermediaries in one or several transactions on the open market. Subject to having sufficient available free reserves in the Company’s share premium account, we anticipate that repurchases during 2015 will be primarily funded with cash on hand. See Note 6 to the Company’s Consolidated Financial Statements.
B. SIGNIFICANT CHANGES
On February 23, 2015, we repaid the remaining outstanding aggregate principal in the amount of $286.5 million and accrued interest of the 2015 Senior Unsecured Bonds as of the stated maturity date. We funded this transaction by existing cash balances and drawing on $180.0 million of the 2014 Revolving Credit Facility.

ITEM 9.	THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
Our common shares have traded on the Norwegian OTC List since April 5, 2011 under the symbol “PDSA.” Our common shares commenced trading on the NYSE on November 11, 2011 under the symbol “PACD.” The NYSE listing is intended to be our primary listing and the Norwegian OTC listing is intended to be our secondary listing.
On February 23, 2015, the closing price of our common shares on the NYSE was $3.74 per share.
The following table sets forth, for each full financial year, high and low intraday sale prices of our common shares:

	Price Per Common Share
	NYSE		NOTC
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
Fiscal Year Ended December 31,
2014	11.51	4.23	66.50	59.50
2013	12.25	8.89	67.60	49.00
2012	11.47	7.77	63.00	46.00
The following table sets forth, for each full financial quarter for the two most recent fiscal years, high and low intraday sale prices of our common shares:

	Price Per Common Share
	NYSE		NOTC
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
Fiscal Year Ended December 31, 2014
Fourth quarter	8.27	4.23	n/a	n/a
Third quarter	10.35	8.24	n/a	n/a
Second quarter	10.95	9.27	61.00	61.00
First quarter	11.51	9.59	66.50	59.50
Fiscal Year Ended December 31, 2013
Fourth quarter	12.25	10.68	67.60	66.75
Third quarter	11.28	9.20	60.00	54.00
Second quarter	10.23	8.89	54.00	54.00
First quarter	10.71	9.17	52.75	49.00

The following table sets forth, for the six most recent months, high and low intraday sale prices of our common shares:

	Price Per Common Share
	NYSE		NOTC(b)
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
February 2015 (a)	4.06	3.12	n/a	n/a
January 2015	4.71	3.14	n/a	n/a
December 2014	6.16	4.23	n/a	n/a
November 2014	7.50	5.95	n/a	n/a
October 2014	8.27	6.15	n/a	n/a
September 2014	9.96	8.24	n/a	n/a

(a)	February 1, 2015 through February 23, 2015.

(b)	No trading occurred on the NOTC for the six most recent months.

B. PLAN OF DISTRIBUTION
Not applicable.
C. MARKETS
Our common shares currently trade on the NYSE and the Norwegian OTC under the symbols “PACD” and “PDSA,” respectively.
D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
Not applicable.
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
Our Amended and Restated Articles of Association were filed as Exhibit 3.2 to our Registration Statement on Form F-1 (Registration No. 333-177774), which was filed with the Securities and Exchange Commission on November 7, 2011, and are hereby incorporated by reference into this Annual Report.
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
Our share capital is comprised of common shares. As of February 23, 2015, an aggregate of 213.3 million common shares, accounting par value $0.01 per share and without nominal value, were issued and outstanding. Each of our outstanding common shares entitles its holder to one vote at any general meeting of shareholders.
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
To our knowledge, as of February 23, 2015, there were no additional shareholders’ arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of us in favor of a third person other than the current controlling shareholder, an entity controlled by the Quantum Pacific Group.
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
Share Capital
As of February 23, 2015, our issued share capital amounted to $2.2 million represented by 232.8 million common shares and 213.3 million common shares issued and outstanding, par value $0.01 per share and without nominal value. We are authorized to issue $50.0 million of share capital (such amount including the currently issued share capital of $2.2 million) and are authorized to issue up to 5.0 billion common shares, having an accounting par value of $0.01 per share and without nominal value (such number of shares including the 232.8 million common shares already issued), out of such authorized share capital.
Under Article 5 of our Articles, our share capital was set on incorporation at $50,000, represented by 50,000 shares in registered form without nominal value. On March 30, 2011, the sole shareholder, Quantum Pacific (Gibraltar) Limited, held a general meeting to approve amending our Articles to authorize the Board of Directors, for a period of five years, to issue up to $50.0 million of share capital (inclusive of current share capital of the Company). On March 30, 2011, our Board of Directors resolved to split the outstanding 50,000 common shares into 5.0 million common shares, without nominal value. These common shares are held by Quantum Pacific (Gibraltar) Limited. In addition, on March 30, 2011, our Board of Directors resolved for Quantum Pacific (Gibraltar) Limited to become the indirect sole shareholder of all issued common shares of our Predecessor in exchange for the issuance of 145.0 million of our common shares. As of March 31, 2011, our common shares consisted of 150.0 million issued and outstanding common shares, having an accounting par value $0.01 per share, all of which are held by an entity controlled by Quantum Pacific (Gibraltar) Limited. In connection with the 2011 Private Placement, we issued 60.0 million common shares to international and U.S. investors for gross proceeds of $600.0 million. Following completion of the 2011 Private Placement, our share capital consisted of 210.0 million common shares issued and outstanding.
In November 2011, we completed an initial public offering of 6.0 million common shares. In December 2011, the underwriters purchased an additional 0.9 million common shares pursuant to the full exercise of an over-allotment option. The initial public offering resulted in net proceeds of approximately $50.3 million. In December 2011 and March 2014, we also issued 7.2 million and 8.7 million common shares, respectively, to one of our wholly-owned subsidiaries, which represents 3.3% and 4.0% of our outstanding common shares. These common shares are held in treasury for purposes of administering our Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan.
As of December 31, 2014, our share capital consisted of 5.0 billion common shares authorized and 215.8 million common shares issued and outstanding of which approximately 69.5% was held by Quantum Pacific (Gibraltar) Limited.
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
Appointment and Removal of Directors. Members of our Board of Directors may be elected by simple majority of the votes validly cast at any general meeting of shareholders. Under our Articles, all directors can be elected for a period of up to six years with such possible extension as provided therein, provided that currently each director is serving a one-year term set to expire in May 2015. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. If the office of a director becomes vacant, our Articles provide that the other directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.
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
C. MATERIAL CONTRACTS
We have no material contracts other than those entered into in the ordinary course of business and those described in our description of indebtedness. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” and Note 4 to the Company’s Consolidated Financial Statements in this annual report for a more detailed description of the terms of our debt financings.
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
U.S. Holders
Passive Foreign Investment Company Rules
A U.S. Holder generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described below if we are, at any time during the U.S. Holder’s holding period with respect to our common shares, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. A U.S. Holder of a PFIC is also subject to special reporting requirements.
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
We believe that we will not be a PFIC in the current taxable year and that we will not become a PFIC in any future taxable year. The determination of whether a corporation is a PFIC is made annually and thus may be subject to change. Therefore, we can give investors no assurance as to our PFIC status. U.S. Holders are encouraged to consult their own independent tax advisors about the PFIC rules, including the availability of certain elections and reporting requirements. The remainder of this discussion assumes that we will not be a PFIC for the current taxable year or for any future taxable year.
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
Dividends (including amounts withheld on account of foreign taxes) paid with respect to our common shares generally will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder. A non-corporate U.S. Holder would be entitled to a preferential rate of U.S. federal income taxation (with the applicable rate based on the income and filing status of the U.S. Holder) with respect to any dividends paid on our common shares only if we are a “qualified foreign corporation.” We will be treated as a qualified foreign corporation if the common shares are readily tradable on an established securities market or if we are eligible for the benefits of a comprehensive income tax treaty with the United States. As our common shares are traded on an established securities market, we are a qualified foreign corporation and therefore non-corporate U.S. Holders will be eligible for a preferential tax rate if the holders meet certain holding period and other requirements. A preferential tax rate will not apply to amounts that the U.S. Holder takes into account as “investment income,” which may be offset by investment expense. Dividends on our common shares will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. You are encouraged to consult your independent tax advisor regarding qualification for a preferential rate on dividend income and the rules related to investment income.
Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, a Luxembourg withholding tax imposed on dividends described above under “—Material Luxembourg Tax Considerations for U.S. Holders of Common Shares—Tax Regime Applicable to Distributions—Luxembourg Withholding Tax” generally would be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The rules with respect to foreign tax credits are complex and U.S. Holders are encouraged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
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
J. ENFORCEABILITY OF CIVIL LIABILITIES
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
Interest Rate Risk. We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. As of December 31, 2014, our net exposure to floating interest rate fluctuations on our outstanding debt was $335.4 million, based on floating rate debt of $1.4 billion less the $1.1 billion notional principal of our floating to fixed interest rate swaps. Our net exposure to floating interest rate fluctuations excludes the 2013 Revolving Credit Facility and the 2014 Revolving Credit Facility, as no amounts were borrowed under the facilities subject to floating interest rates as of December 31, 2014. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $3.4 million on an annual basis as of December 31, 2014. As of December 31, 2013, our net exposure to floating interest rate fluctuations on our outstanding debt was $173.8 million, based on floating rate debt of $886.3 million less the $712.5 million notional principal of our floating to fixed interest rate swaps. Our net exposure to floating interest rate fluctuations excludes the 2013 Revolving Credit Facility, as no amounts were borrowed under the facility subject to floating interest rates as of December 31, 2013. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $1.7 million on an annual basis as of December 31, 2013.
Foreign Currency Exchange Rate Risk. We use the U.S. Dollar as our functional currency because the substantial majority of our revenues and expenses are denominated in U.S. Dollars. Accordingly, our reporting currency is also U.S. Dollars. However, there is a risk that currency fluctuations could have an adverse effect on us as we do earn revenue and incur expenses in other currencies. We utilize the payment structure of client contracts to selectively reduce our exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. Due to various factors, including client acceptance, local banking laws, other statutory requirements, local currency convertibility and the impact of inflation on local costs, actual local currency needs may vary from those anticipated in the client contracts, resulting in partial exposure to foreign exchange risk. Fluctuations in foreign currencies have not had a material impact on our overall operating results or financial position.

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
(b) Management’s Annual Report on Internal Controls over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.
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
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria for internal control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operating effectiveness of its internal control over financial reporting.
Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. Based on this assessment, management has concluded that, as of December 31, 2014, our internal control over financial reporting was effective.
Our independent auditors, KPMG LLP, a registered public accounting firm, are appointed by the Audit Committee of our Board of Directors. KPMG LLP has audited and reported on the consolidated financial statements of Pacific Drilling S.A. and subsidiaries, and our internal control over financial reporting. The reports of the independent auditors are contained in this annual report.
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
We have adopted a Code of Business Conduct and Ethics applicable to our employees, directors and officers that meets the standards of the NYSE. In addition, our Board of Directors has adopted a Financial Code of Ethics for our Chief Executive Officer, Chief Financial Officer, Controller and other senior financial officers. Any changes to, or waiver from, the Financial Code of Ethics will be made only by the Board of Directors, or a committee thereof, and appropriate disclosure will be made promptly in accordance with the rules and regulations of the SEC and the NYSE.
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

	Years ended December 31,
	2014	2013
	(In thousands)
Audit fees(a)	$1,671	$1,600
Audit-related fees(b)	—	—
Tax fees(c)	—	—
All other fees(d)	—	—
Total	$1,671	$1,600

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
Under the policy, the Audit Committee pre-approves all audit services to be provided to the Company, whether provided by the principal auditors or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditors; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable rules and regulations. All services provided by the principal external auditors for the years ended December 31, 2014, 2013 and 2012 were approved by the Audit Committee pursuant to the pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Month in the year ended December 31, 2014	Total number of shares purchased(a)	Average price paid per share ($)(a)	Total number of shares purchased as part of publicly announced plans or programs(b)	Maximum number of shares that may yet be purchased under the plans or programs(b)
January	—	—
February	—	—
March	—	—
April	—	—
May	—	—
June	—	—
July	—	—
August	—	—
September	—	—
October	—	—
November	—	—
December	1,669,311	$4.92	1,669,311	6,330,689
Total	1,669,311	$4.92	1,669,311	6,330,689
(a) In 2014, all shares purchased were made by open-market transactions in the NYSE.
(b) On November 24, 2014, our shareholders approved a share repurchase program for the repurchase of up to 8.0 million shares of our common stock through May 20, 2016. Based on this authorization, the Board of Directors authorized the commencement of the program on December 1, 2014 and the expenditure of up to $30.0 million for repurchases under the program.

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
Based on the foregoing we may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that all independent directors meet in executive session at least once a year, (3) the requirement that the nominating/corporate governance committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (4) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (5) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our bylaws and the laws of Luxembourg, we currently have a compensation committee with one or more non-independent directors serving as committee members.

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

4.26	Amendment No. 1 to Senior Secured Revolving Credit Facility (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K, filed November 7, 2013, File No. 001-35345).
8.1*	Subsidiaries of Pacific Drilling S.A.
4.27	Amendment No. 2 to Senior Secured Credit Facility Agreement (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed April 3, 2014, File No. 001-35345).
4.28	Amendment No. 2 to Senior Secured Revolving Credit Facility (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K, filed April 3, 2014, File No. 001-35345).
4.29	Amendment No. 3 to Senior Secured Revolving Credit Facility (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed July 31, 2014, File No. 001-35345).
4.30	Amendment No. 3 to Senior Secured Credit Facility Agreement (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed August 15, 2014, File No. 001-35345).
4.31
Credit Agreement, dated as of October 29, 2014, among Pacific Drilling S.A., as Borrower, Various Lenders and Citibank, N.A., as Administrative Agent, Citigroup Global Markets Inc., Standard Chartered Bank, DNB Markets, Inc., and Nordea Bank Finland Plc, London Branch, as Joint Lead Arrangers, Citigroup Global Markets Inc. and Standard Chartered Bank, as Joint Bookrunners and Citigroup Global Markets Inc. as Syndication Agent (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed November 4, 2014, File No. 001-35345).

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
Date: February 26, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Pacific Drilling S.A.:

We have audited the accompanying consolidated balance sheets of Pacific Drilling S.A. and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Drilling S.A. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three‑year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ KPMG LLP
Houston, Texas
February 26, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Pacific Drilling S.A.:

We have audited Pacific Drilling S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting in Item 15b of Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pacific Drilling S.A. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated February 26, 2015 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG LLP
Houston, Texas
February 26, 2015

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Consolidated Statements of Income
(in thousands, except per share amounts)

	Years Ended December 31,
	2014	2013	2012
Revenues
Contract drilling	$1,085,794	$745,574	$638,050
Costs and expenses
Contract drilling	(459,617)	(337,277)	(331,495)
General and administrative expenses	(57,662)	(48,614)	(45,386)
Depreciation expense	(199,337)	(149,465)	(127,698)
	(716,616)	(535,356)	(504,579)
Loss of hire insurance recovery	—	—	23,671
Operating income	369,178	210,218	157,142
Other income (expense)
Costs on interest rate swap termination	—	(38,184)	—
Interest expense	(130,130)	(94,027)	(104,685)
Total interest expense	(130,130)	(132,211)	(104,685)
Costs on extinguishment of debt	—	(28,428)	—
Other income (expense)	(5,171)	(1,554)	3,245
Income before income taxes	233,877	48,025	55,702
Income tax expense	(45,620)	(22,523)	(21,713)
Net income	$188,257	$25,502	$33,989
Earnings per common share, basic (Note 8)	$0.87	$0.12	$0.16
Weighted-average number of common shares, basic (Note 8)	217,223	216,964	216,901
Earnings per common share, diluted (Note 8)	$0.87	$0.12	$0.16
Weighted-average number of common shares, diluted (Note 8)	217,376	217,421	216,903

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(in thousands)

	Years Ended December 31,
	2014	2013	2012
Net income	$188,257	$25,502	$33,989
Other comprehensive income (loss):
Unrecognized gain (loss) on derivative instruments	(19,385)	2,139	(22,551)
Reclassification adjustment for loss on derivative instruments realized in net income (Note 9)	7,737	47,720	24,419
Total other comprehensive income (loss)	(11,648)	49,859	1,868
Total comprehensive income	$176,609	$75,361	$35,857

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Consolidated Balance Sheets
(in thousands, except par value)

	December 31,
	2014	2013
Assets:
Cash and cash equivalents	$167,794	$204,123
Accounts receivable	231,027	206,078
Materials and supplies	95,660	65,709
Deferred financing costs, current	14,665	14,857
Deferred costs, current	25,199	48,202
Prepaid expenses and other current assets	17,056	13,889
Total current assets	551,401	552,858
Property and equipment, net	5,431,823	4,512,154
Deferred financing costs	45,978	53,300
Other assets	48,099	45,728
Total assets	$6,077,301	$5,164,040
Liabilities and shareholders’ equity:
Accounts payable	$40,577	$54,235
Accrued expenses	45,963	66,026
Long-term debt, current	369,000	7,500
Accrued interest	24,534	21,984
Derivative liabilities, current	8,648	4,984
Deferred revenue, current	84,104	96,658
Total current liabilities	572,826	251,387
Long-term debt, net of current maturities	2,781,242	2,423,337
Deferred revenue	108,812	88,465
Other long-term liabilities	35,549	927
Total long-term liabilities	2,925,603	2,512,729
Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 232,770 and 224,100 shares issued and 215,784 and 217,035 shares outstanding as of December 31, 2014 and December 31, 2013, respectively	2,175	2,170
Additional paid-in capital	2,369,432	2,358,858
Treasury shares, at cost	(8,240)	—
Accumulated other comprehensive loss	(20,205)	(8,557)
Retained earnings	235,710	47,453
Total shareholders’ equity	2,578,872	2,399,924
Total liabilities and shareholders’ equity	$6,077,301	$5,164,040

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity
(in thousands)

	Common Shares		Treasury Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2012	216,900	$2,169	7,200	—	$2,344,226	$(60,284)	$(12,038)	$2,274,073
Shares issued under share-based compensation plan	2	—	(2)	—	—	—	—	—
Share-based compensation	—	—	—	—	5,318	—	—	5,318
Other comprehensive income	—	—	—	—	—	1,868	—	1,868
Net income	—	—	—	—	—	—	33,989	33,989
Balance at December 31, 2012	216,902	2,169	7,198	—	2,349,544	(58,416)	21,951	2,315,248
Shares issued under share-based compensation plan	133	1	(133)	—	(1)	—	—	—
Share-based compensation	—	—	—	—	9,315	—	—	9,315
Other comprehensive income	—	—	—	—	—	49,859	—	49,859
Net income	—	—	—	—	—	—	25,502	25,502
Balance at December 31, 2013	217,035	2,170	7,065	—	2,358,858	(8,557)	47,453	2,399,924
Shares issued under share-based compensation plan	418	5	(418)	—	90	—	—	95
Issuance of common shares to treasury	—	—	8,670	—	—	—	—	—
Shares repurchased	(1,669)	—	1,669	(8,240)	—	—	—	(8,240)
Share-based compensation	—	—	—	—	10,484	—	—	10,484
Other comprehensive loss	—	—	—	—	—	(11,648)	—	(11,648)
Net income	—	—	—	—	—	—	188,257	188,257
Balance at December 31, 2014	215,784	$2,175	16,986	$(8,240)	$2,369,432	$(20,205)	$235,710	$2,578,872
See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,
	2014	2013	2012
Cash flow from operating activities:
Net income	$188,257	$25,502	$33,989
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	199,337	149,465	127,698
Amortization of deferred revenue	(109,208)	(72,515)	(95,750)
Amortization of deferred costs	51,173	39,479	70,660
Amortization of deferred financing costs	10,416	10,106	13,926
Amortization of debt discount	817	445	—
Write-off of unamortized deferred financing costs	—	27,644	—
Costs on interest rate swap termination	—	38,184	—
Deferred income taxes	18,661	(3,119)	(3,766)
Share-based compensation expense	10,484	9,315	5,318
Changes in operating assets and liabilities:
Accounts receivable	(24,949)	(53,779)	(89,721)
Materials and supplies	(29,951)	(16,083)	(6,640)
Prepaid expenses and other assets	(56,493)	(30,840)	(61,548)
Accounts payable and accrued expenses	20,865	12,301	33,865
Deferred revenue	117,001	94,482	156,967
Net cash provided by operating activities	396,410	230,587	184,998
Cash flow from investing activities:
Capital expenditures	(1,136,205)	(876,142)	(449,951)
Decrease in restricted cash	—	172,184	204,784
Net cash used in investing activities	(1,136,205)	(703,958)	(245,167)
Cash flow from financing activities:
Proceeds from shares issued under share-based compensation plan	95	—	—
Proceeds from long-term debt	760,000	1,656,250	797,415
Payments on long-term debt	(41,833)	(1,480,000)	(218,750)
Payments for costs on interest rate swap termination	—	(41,993)	—
Payments for financing costs	(7,569)	(62,684)	(19,853)
Purchases of treasury shares	(7,227)	—	—
Net cash provided by financing activities	703,466	71,573	558,812
Increase (decrease) in cash and cash equivalents	(36,329)	(401,798)	498,643
Cash and cash equivalents, beginning of period	204,123	605,921	107,278
Cash and cash equivalents, end of period	$167,794	$204,123	$605,921

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 1—Nature of Business
Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling contractor committed to becoming the preferred provider of offshore drilling services to the oil and natural gas industry through the use of high-specification floating rigs. Our primary business is to contract our high-specification rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients. As of December 31, 2014, we had a fleet of eight drillships, including one under construction at Samsung Heavy Industries (“SHI”).
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
Note 2—Significant Accounting Policies
Principles of Consolidation—The consolidated financial statements include the accounts of Pacific Drilling S.A., entities that we control by ownership of a majority voting interest and entities that meet the criteria for variable interest entities for which we are deemed to be the primary beneficiary for accounting purposes. We apply the equity method of accounting for investments in entities when we have the ability to exercise significant influence over an entity that does not meet the variable entity criteria or meets the variable interest entity criteria, but for which we are not deemed to be the primary beneficiary. We eliminate all intercompany transactions and balances in consolidation.
We currently are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), with Derotech, a privately-held Nigerian registered limited liability company. In December 2014, we increased PIDWAL’s interest in rig holding subsidiaries, Pacific Bora Ltd. and Pacific Scirocco Ltd. to 50% and Derotech’s interest in PIDWAL to 51%.  A holding company, Pacific Drillship Nigeria Limited (“PDNL”), was formed under PIDWAL and our wholly owned subsidiary to hold PIDWAL’s interest in rig holding subsidiaries. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Likewise PIDWAL will not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. We also determined that as of December 31, 2014, PIDWAL and PDNL were variable interest entities for which we were the primary beneficiary. Accordingly, we consolidated all interest of PIDWAL and PDNL and no portion of their operating results is allocated to the noncontrolling interest. See Note 14—Variable Interest Entities.
In addition to the joint venture agreement, we are a party to marketing and logistic services agreements with Derotech and an affiliated company of Derotech. During the years ended December 31, 2014, 2013 and 2012, we incurred fees of $16.6 million, $9.4 million and $7.0 million under the marketing and logistic services agreements, respectively.
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
Revenues and Operating Expenses—Contract drilling revenues are recognized as earned, based on contractual dayrates. In connection with drilling contracts, we may receive fees for preparation and mobilization of equipment and personnel or for capital improvements to rigs. Fees and incremental costs incurred directly related to contract preparation and mobilization along with reimbursements received for capital expenditures are deferred and amortized to revenue over the primary term of the drilling contract. The cost incurred for reimbursed capital expenditures are depreciated over the estimated useful life of the asset. We may also receive fees upon completion of a drilling contract that are conditional based on the occurrence of an event, such as demobilization of a rig. These conditional fees and related expenses are reported in income upon completion of the drilling contract. If receipt of such fees is not conditional, they are recognized as revenue over the

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

primary term of the drilling contract. Amortization of deferred revenue and deferred mobilization costs are recorded on a straight-line basis over the primary drilling contract term, which is consistent with the general pace of activity, level of services being provided and dayrates being earned over the life of the contract.
Cash and Cash Equivalents—Cash equivalents are highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash.
Accounts Receivable—We record trade accounts receivable at the amount we invoice our clients. We provide an allowance for doubtful accounts, as necessary, based on a review of outstanding receivables, historical collection information and existing economic conditions. We do not generally require collateral or other security for receivables. As of December 31, 2014 and 2013, we had no allowance for doubtful accounts.
Materials and Supplies—Materials and supplies held for consumption are carried at average cost, net of allowances for excess or obsolete materials and supplies of $4.0 million and $1.1 million as of December 31, 2014 and 2013, respectively.
Property and Equipment—High-specification drillships are recorded at cost of construction, including any major capital improvements, less accumulated depreciation and impairment. Other property and equipment is recorded at cost and consists of purchased software systems, furniture, fixtures and other equipment. Ongoing maintenance, routine repairs and minor replacements are expensed as incurred.
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

We review property and equipment for impairment when events or changes in circumstances indicate that the carrying amounts of our assets held and used may not be recoverable. Potential impairment indicators include steep declines in commodity prices and related market conditions, actual or expected declines in rig utilization, increases in idle time, cancellations of contracts or credit concerns of clients. We assess impairment using estimated undiscounted cash flows for the property and equipment being evaluated by applying assumptions regarding future operations, market conditions, dayrates, utilization and idle time. An impairment loss is recorded in the period if the carrying amount of the asset is not recoverable. During 2014, 2013 and 2012, there were no long-lived asset impairments.
Deferred Financing Costs—Deferred financing costs associated with long-term debt are carried at cost and are amortized to interest expense using the effective interest rate method over the term of the applicable long-term debt.
Foreign Currency Transactions—The consolidated financial statements are stated in U.S. dollars. We have designated the U.S. dollar as the functional currency for our foreign subsidiaries in international locations because we contract with clients, purchase equipment and finance capital using the U.S. dollar. Transactions in other currencies have been translated into U.S. dollars at the rate of exchange on the transaction date. Any gain or loss arising from a change in exchange rates subsequent to the transaction date is included as an exchange gain or loss. Monetary assets and liabilities denominated in currencies other than U.S. dollars are reported at the rates of exchange prevailing at the end of the reporting period. During 2014, 2013 and 2012, total foreign exchange gains and (losses) were $(5.3) million, $(2.1) million and $2.4 million, respectively, and recorded in other income (expense) within our consolidated statements of income.
Earnings per Share—Basic earnings per common share (“EPS”) is computed by dividing the net income by the weighted-average number of common shares outstanding for the period. Basic and diluted EPS are retrospectively adjusted for the effects of stock dividends or stock splits. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company. Anti-dilutive securities are excluded from diluted EPS.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

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
Recently Issued Accounting Standards
Revenue Recognition—On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect that this new standard will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method, nor have we determined the effect of the standard on our ongoing financial reporting.

Note 3—Property and Equipment
Property and equipment consisted of the following:

	December 31,
	2014	2013
	(in thousands)
Drillships and related equipment	$4,892,746	$4,020,792
Assets under construction	1,014,480	769,131
Other property and equipment	10,353	10,260
Property and equipment, cost	5,917,579	4,800,183
Accumulated depreciation	(485,756)	(288,029)
Property and equipment, net	$5,431,823	$4,512,154
On January 25, 2013, we entered into a contract for the construction of the Pacific Zonda. The SHI contract for the Pacific Zonda provides for a purchase price of approximately $517.5 million for the acquisition of the vessel, payable in installments during the construction process, of which we have made payments of approximately $181.1 million through December 31, 2014 and we anticipate making payments of approximately $336.4 million in 2015.

During the years ended December 31, 2014, 2013 and 2012, we capitalized interest costs of $62.1 million, $78.5 million and $33.2 million, respectively, on assets under construction.
Note 4—Debt
Debt consisted of the following:

	December 31,
	2014	2013
	(in thousands)
Due within one year:
2015 Senior Unsecured Bonds	$286,500	$—
Senior Secured Credit Facility	75,000	—
2018 Senior Secured Term Loan B	7,500	7,500
Total current debt	369,000	7,500
Long-term debt:
2015 Senior Unsecured Bonds	$—	$300,000
2017 Senior Secured Bonds	498,369	497,892
2018 Senior Secured Term Loan B	728,706	735,445
Senior Secured Credit Facility	804,167	140,000
2020 Senior Secured Notes	750,000	750,000
Total long-term debt	2,781,242	2,423,337
Total debt	$3,150,242	$2,430,837
2015 Senior Unsecured Bonds
In February 2012, we completed a private placement of $300.0 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due 2015 (the “2015 Senior Unsecured Bonds”). The bonds bore interest at 8.25% and were repaid on February 23, 2015.
During the year ended December 31, 2014, we repurchased and canceled an aggregate principal amount of $13.5 million of our 2015 Senior Unsecured Bonds at an aggregate cost of $13.9 million, including accrued interest. See Note 17—Subsequent Event.
2017 Senior Secured Notes
In November 2012, Pacific Drilling V Limited (“PDV”), an indirect, wholly-owned subsidiary of the Company, and the Company, as guarantor, completed a private placement of $500.0 million in aggregate principal amount of 7.25% senior secured

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

notes due 2017 (the “2017 Senior Secured Notes”). The 2017 Senior Secured Notes were sold at 99.483% of par. The 2017 Senior Secured Notes bear interest at 7.25% per annum, payable semiannually on June 1 and December 1, commencing on June 1, 2013, and mature on December 1, 2017.
The 2017 Senior Secured Notes are secured by a first-priority security interest (subject to certain exceptions) in the Pacific Khamsin, and substantially all of the other assets of PDV, including an assignment of earnings and insurance proceeds related to the Pacific Khamsin.
As of December 31, 2014, PDV had no subsidiaries. Any future subsidiary of PDV that holds or will hold the Pacific Khamsin or certain related assets, or is or becomes party to a drilling contract in respect of the Pacific Khamsin, will guarantee the notes on a senior secured basis. No other subsidiary of the Company will be guarantors of the 2017 Senior Secured Notes. The 2017 Senior Secured Notes and the note guarantees will be PDV’s and each guarantor subsidiary’s senior obligation, respectively, will rank equal in right of payment to all existing and future senior indebtedness of PDV and such guarantor, and will rank senior in right of payment to all existing and future subordinated indebtedness of PDV and such guarantor.
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
As of December 31, 2014, we were in compliance with all 2017 Senior Secured Notes covenants.
Senior Secured Credit Facility Agreement
On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited (collectively, the “SSCF Borrowers”) and the Company, as guarantor, entered into a senior secured credit facility agreement, as amended and restated (the “SSCF”), to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem (the “SSCF Vessels”). The SSCF consists of two principal tranches: (i) a Commercial Tranche of $500.0 million provided by a syndicate of commercial banks and (ii) a Garanti — Instituttet for Eksportkreditt (“GIEK”) Tranche of $500.0 million guaranteed by GIEK, comprised of two sub-tranches: (x) an Eksportkreditt Norge AS (“EKN”) sub-tranche of $250.0 million and (y) a bank sub-tranche of $250.0 million. The SSCF is primarily secured on a first priority basis by liens on the SSCF Vessels, and by an assignment of earnings and insurance proceeds relating thereto.
Borrowings under the SSCF are available upon the satisfaction of customary conditions precedent, including, without limitation, a maximum amount borrowed under the SSCF relative to the amount contributed by the Company for each SSCF Vessel. Initially, the maximum debt threshold is set at 65% of total project cost which will increase to 72% on the first date that all of the following conditions shall have been satisfied: (i) the Pacific Sharav has been delivered, (ii) a drilling contract has

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

been entered into for the Pacific Meltem such that, when combined with the contract for the Pacific Sharav, there is an aggregate original duration of at least 6 years with a minimum average rate of at least $500,000 per day and (iii) the aggregate principal amount under the SSCF, the 2020 Senior Secured Notes and the Senior Secured Term Loan B does not exceed 65% of the value of the SSCF Vessels and the Shared Collateral Vessels (as defined below). Undrawn commitments will terminate if not drawn before May 10, 2015.
Borrowings under the Commercial Tranche bear interest at LIBOR plus a margin of 3.5%. Borrowings under the EKN sub-tranche bear interest, at the Company’s option, at (i) LIBOR plus a margin of 1.25% (which margin may be reset on May 31, 2019) or (ii) at a Commercial Interest Reference Rate of 2.37%. Borrowings under the bank sub-tranche bear interest at LIBOR plus a margin of 1.25%. Borrowings under both sub-tranches will also be subject to a guarantee fee of 2% per annum. Undrawn commitments under the SSCF bear a fee equal to (i) in the case of the Commercial Tranche, 40% of the margin for such tranche and (ii) in the case of the GIEK Tranche, 40% of the applicable margin for such tranche. In addition, the GIEK Tranche bears a commitment fee equal to 40% of the guarantee fee. Interest is payable quarterly.
The Commercial Tranche will mature on May 31, 2019. Loans made with respect to each vessel under the GIEK Tranche mature twelve years following the delivery of the applicable vessel. The GIEK Tranche contains a put option exercisable if the Commercial Tranche is not refinanced or renewed on or before February 28, 2019. If the GIEK Tranche put option is exercised, each SSCF Borrower must prepay, in full, the portion of all outstanding loans that relate to the GIEK Tranche, on or before May 31, 2019, without any premium, penalty or fees of any kind. Amortization payments under the SSCF are calculated on a 12 year repayment schedule and must be made every six months following the delivery of the relevant vessel.
Borrowings under the SSCF may be prepaid in whole or in part at any time, without any premium or penalty other than LIBOR or CIRR breakage payments, as applicable.
The SSCF requires compliance with certain affirmative and negative covenants that are customary for such financings. These include, but are not limited to, restrictions on (i) the ability of the Company to pay dividends or make distributions to its shareholders or transact with affiliates (except for certain specified exceptions) and (ii) the ability of the SSCF Borrowers to incur additional indebtedness or liens, sell assets, make investments or transact with affiliates (except for certain specified exceptions). The terms of the SSCF allow the payment of dividends or distributions to our shareholders under certain conditions more fully set forth therein, whereby we may distribute up to 50% of our net income per year, to be paid no later than the end of the following year.
The SSCF also requires maintenance by the Company of (i) a $1.0 billion consolidated tangible net worth, (ii) a net debt to EBITDA (as defined in the SSCF) ratio no greater than 4.50 to 1.00 on the last day of any fiscal quarter during the period from March 31, 2015 through December 31, 2015 and 4.00 to 1.00 on the last day of any fiscal quarter thereafter, (iii) a projected debt service coverage ratio for the next twelve months of at least 1.5x on March 31, 2015 and on the last day of any fiscal quarter thereafter, (iv) a total debt to total capitalization ratio of 3.0 to 5.0, (v) minimum liquidity for the Company and its subsidiaries of $50.0 million and (vi) a required level of collateral maintenance whereby the aggregate appraised collateral value must not be less than a certain percentage of the total outstanding balances under the SSCF. Net debt (as defined in the SSCF) excludes (i) temporary importation bond indebtedness and (ii) prior to September 30, 2015, SSCF indebtedness.
The SSCF contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the SSCF are subject to acceleration.
As of December 31, 2014, we were in compliance with all SSCF covenants.
Project Facilities Agreement Refinancing Transactions
On September 9, 2010, certain of our subsidiaries entered into a project facilities agreement to finance the costs associated with the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana (the “PFA”).
On June 3, 2013, we completed three related but distinct financing transactions totaling $2.0 billion. The transactions included (i) a $750.0 million private placement of 5.375% senior secured notes due 2020 (the “2020 Senior Secured Notes”), (ii) a $750.0 million senior secured institutional term loan with a 2018 maturity (the “Senior Secured Term Loan B”) and (iii) a $500.0 million senior secured revolving credit facility maturing in 2018, as amended (the “2013 Revolving Credit Facility”). A portion of the net proceeds from the 2020 Senior Secured Notes and the Senior Secured Term Loan B were used to fully repay

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

the outstanding borrowings under the PFA, after which the PFA was terminated and all related collateral released (the “PFA Refinancing”).
2020 Senior Secured Notes
The 2020 Senior Secured Notes were sold at par. The 2020 Senior Secured Notes bear interest at 5.375% per annum, payable semiannually on June 1 and December 1, and mature on June 1, 2020.
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
The 2020 Senior Secured Notes are secured, on an equal and ratable, first priority basis, with the obligations under the Senior Secured Term Loan B, the 2013 Revolving Credit Facility and certain future obligations (together with the 2020 Senior Secured Notes, the “Pari Passu Obligations”), subject to payment priorities in favor of lenders under the 2013 Revolving Credit Facility pursuant to the terms of an intercreditor agreement (the “Intercreditor Agreement”), by liens on the Shared Collateral Vessels, a pledge of the equity of the entities that own the Shared Collateral Vessels, assignments of earnings and insurance proceeds with respect to the Shared Collateral Vessels, and certain other assets of the subsidiary guarantors (collectively, the “Shared Collateral”).
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

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

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
These covenants are subject to exceptions and qualifications set forth in the indenture for the 2020 Senior Secured Notes, including the ability to incur certain amounts of secured indebtedness to finance the construction of additional drillships. Many of these covenants will cease to apply to the 2020 Senior Secured Notes during any period that the Notes have investment grade ratings from both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Group, Inc. and no default has occurred and is continuing under the indenture.
The indenture for the 2020 Senior Secured Notes contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, the 2020 Senior Secured Notes are subject to acceleration.
As of December 31, 2014, we were in compliance with all 2020 Senior Secured Notes covenants.
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
The Senior Secured Term Loan B has an accordion feature that would permit additional loans to be extended so long as the Company’s total outstanding obligations in connection with the Senior Secured Term Loan B and the 2020 Senior Secured Notes do not exceed $1.7 billion.
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
As of December 31, 2014, we were in compliance with all Senior Secured Term Loan B covenants.
2013 Revolving Credit Facility
Borrowings under the 2013 Revolving Credit Facility bear interest, at the Company’s option, at either (1) LIBOR plus a margin ranging from 2.5% to 3.25% based on the Company’s leverage ratio, or (2) a rate of interest per annum equal to the highest of (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% and (iii) 1% per annum above the one-

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

month LIBOR, in each case plus a margin ranging from 1.5% to 2.25% based on the Company’s leverage ratio. Undrawn commitments accrue a fee ranging from 0.7% to 1% per annum based on the Company’s leverage ratio. Interest is payable quarterly.
The 2013 Revolving Credit Facility, as amended, permits loans to be extended up to a maximum sublimit of $300.0 million and permits letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $500.0 million overall facility limit. Outstanding but undrawn letters of credit accrue a fee at a rate equal to the margin on LIBOR loans minus 1%. The 2013 Revolving Credit Facility has a maturity date of June 3, 2018.
The 2013 Revolving Credit Facility is secured by the Shared Collateral and subject to the provisions of the Intercreditor Agreement.
As of December 31, 2014, no amounts were outstanding under the 2013 Revolving Credit Facility and approximately $100.7 million of letters of credit were issued under the 2013 Revolving Credit Facility as credit support for temporary import bonds issued in favor of the Government of Nigeria Customs Service.
Borrowings under the 2013 Revolving Credit Facility may be prepaid, and commitments under the 2013 Revolving Credit Facility may be reduced, in whole or in part at any time, without any premium or penalty other than LIBOR breakage payments.
The 2013 Revolving Credit Facility requires compliance with certain affirmative and negative covenants that are customary for such financings. These include, but are not limited to, restrictions on (i) the Company’s ability to pay dividends or make distributions to its shareholders (except for certain specified exceptions, including that the Company may pay dividends or make distributions so long as there is no default under the 2013 Revolving Credit Facility and the Company is in pro forma compliance with the leverage ratio and minimum liquidity tests described below after giving effect to such dividend or distribution) and (ii) the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, sell assets, make investments or engage in transactions with affiliates (except for certain specified exceptions, including the ability to incur certain amounts of secured indebtedness to finance the construction of additional drillships).
The 2013 Revolving Credit Facility also requires the Company to maintain (i) a leverage ratio (adjusted net debt (excluding SSCF indebtedness prior to September 30, 2015) to adjusted EBITDA) not greater than 4.75 to 1.00, on the last day of any fiscal quarter during the period from March 31, 2015 through December 31, 2015, and 4.25 to 1.00, on the last day of any fiscal quarter thereafter; and (ii) minimum liquidity of $100.0 million (including undrawn capacity for loans under the 2013 Revolving Credit Facility); provided that, if at any time following the repayment in full of the SSCF entered into by subsidiaries of the Company to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem no non-U.S. dollar denominated letters of credit are outstanding, then such amount will be reduced to $50.0 million.
The 2013 Revolving Credit Facility contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, (i) commitments and letters of credit under the 2013 Revolving Credit Facility will be subject to termination, (ii) borrowings under the 2013 Revolving Credit Facility will be subject to acceleration, and (iii) outstanding letters of credit will be subject to cash collateralization.
As of December 31, 2014, we were in compliance with all 2013 Revolving Credit Facility covenants.
2014 Revolving Credit Facility
On October 29, 2014, we entered into a new revolving credit facility with an aggregate principal amount of up to $500.0 million (the “2014 Revolving Credit Facility”), for pre-delivery, delivery and post-delivery financing of the Pacific Zonda and other general corporate purposes.
The 2014 Revolving Credit Facility provides for loans up to a maximum of $500.0 million; however, loans in excess of $350.0 million are subject to the delivery of the Pacific Zonda and the Company's entry into a satisfactory drilling contract with respect to the Pacific Zonda. A satisfactory drilling contract must provide for an initial duration of at least one year and a minimum dayrate of $425,000 or must be otherwise acceptable to the lenders.
As of December 31, 2014, no amounts were drawn under the 2014 Revolving Credit Facility. See Note 17—Subsequent Event.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

Prior to delivery of the Pacific Zonda, the 2014 Revolving Credit Facility is primarily secured on a first priority basis by liens on the construction contract and refund guarantee for the Pacific Zonda and a pledge of the equity of one of the subsidiary guarantors. Upon delivery of the Pacific Zonda, the 2014 Revolving Credit Facility will be primarily secured on a first priority basis by liens on the Pacific Zonda and by assignments of earnings and insurances related thereto.
The 2014 Revolving Credit Facility has a maturity date of five years after the delivery date of the Pacific Zonda. Borrowings under the 2014 Revolving Credit Facility bear interest, at the Company’s option, at either (1) LIBOR plus a margin ranging from 1.75% to 2.5% based on the Company’s leverage ratio, or (2) a rate of interest per annum equal to the highest of (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% and (iii) 1% per annum above the 1-month LIBOR, in each case plus a margin ranging from 0.75% to 1.5% based on the Company’s leverage ratio. Undrawn commitments accrue a fee ranging from 0.5% to 0.8% per annum based on the Company’s leverage ratio. Interest is payable quarterly.
Mandatory commitment reductions under the 2014 Revolving Credit Facility are calculated on a 12 year profile and begin six months after the delivery date of the Pacific Zonda.
The 2014 Revolving Credit Facility requires compliance with certain affirmative and negative covenants that are customary for such financings. These include, but are not limited to, restrictions on (i) the Company’s ability to pay dividends to its shareholders (except for certain specified exceptions, including that the Company may pay dividends (as more fully described in the 2014 Revolving Credit Facility) so long as there is no default under the 2014 Revolving Credit Facility and the Company is in pro forma compliance with the leverage ratio and minimum liquidity tests described below after giving effect to such dividend) and (ii) the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, sell assets, make investments or engage in transactions with affiliates (except for certain specified exceptions, including the ability to incur certain amounts of secured indebtedness to finance the construction of additional drillships).
The 2014 Revolving Credit Facility requires the Company to maintain (i) a leverage ratio (adjusted net debt (excluding SSCF indebtedness prior to September 30, 2015) to adjusted EBITDA) not greater than 4.75 to 1.00, on the last day of any fiscal quarter during the period from March 31, 2015 through December 31, 2015, and 4.25 to 1.00, on the last day of any fiscal quarter thereafter; and (ii) minimum liquidity of $100.0 million (including undrawn capacity for loans under the 2013 Revolving Credit Facility); provided that such amount shall be reduced to U.S. $50.0 million following the repayment in full of the senior secured credit facility agreement entered into by subsidiaries of the Company to finance the construction, operation and other costs associated with the drillships the Pacific Sharav and the Pacific Meltem.
The 2014 Revolving Credit Facility contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, (i) commitments under the revolving credit facility agreement will be subject to termination and (ii) borrowings under the revolving credit facility will be subject to acceleration.
As of December 31, 2014, we were in compliance with all 2014 Revolving Credit Facility covenants.
Maturities of Long-Term Debt
As of December 31, 2014, the aggregate maturities of our debt, including net unamortized discounts of $4.2 million, was as follows:

(in thousands)
Years ending December 31,
2015	$369,000
2016	82,500
2017	582,500
2018	791,250
2019	579,167
Thereafter	750,000
Total	$3,154,417

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

Note 5—Income Taxes
Pacific Drilling S.A., a holding company and Luxembourg resident, is subject to Luxembourg corporate income tax and municipal business tax at a combined rate of 29.2% that commenced January 1, 2013. For the year ended December 31, 2012, the combined Luxembourg corporate income tax and municipal business tax rate was 28.8%. Qualifying dividend income and capital gains on the sale of qualifying investments in subsidiaries are exempt from Luxembourg corporate income tax and municipal business tax. Consequently, Pacific Drilling S.A. expects dividends from its subsidiaries and capital gains from sales of investments in its subsidiaries to be exempt from Luxembourg corporate income tax and municipal business tax.
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
Income / (loss) before income taxes consisted of the following:

	Years ended December 31,
	2014	2013	2012
	(in thousands)
Luxembourg	$36,783	$55,904	$(24,451)
United States	3,631	206	(444)
Other Jurisdictions	193,463	(8,085)	80,597
Total	$233,877	$48,025	$55,702

The components of income tax (provision) / benefit consisted of the following:

	Years ended December 31,
	2014	2013	2012
	(in thousands)
Current income tax expense:
Luxembourg	$(979)	$(816)	$(535)
United States	(6,030)	(1,885)	(4,404)
Other Foreign	(19,950)	(22,941)	(20,540)
Total current	$(26,959)	$(25,642)	$(25,479)
Deferred tax benefit (expense):
Luxembourg	$(1)	$(32)	$32
United States	4,281	2,053	4,646
Other Foreign	(22,941)	1,098	(912)
Total deferred	$(18,661)	$3,119	$3,766
Income tax expense	$(45,620)	$(22,523)	$(21,713)

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

A reconciliation between the Luxembourg statutory rate of 29.2% for the years ended December 31, 2014 and 2013 (and 28.8% for the year ended 2012) and our effective tax rate is as follows:

	Years ended December 31,
	2014	2013	2012
Statutory rate	29.2%	29.2%	28.8%
Effect of tax rates different than the Luxembourg statutory tax rate	(17.5)%	27.1%	6.8%
Change in valuation allowance	10.2%	(9.0)%	3.4%
Adjustments related to prior years	(2.4)%	(0.4)%	—%
Effective tax rate	19.5%	46.9%	39.0%
The components of deferred tax assets and liabilities consisted of the following:

	December 31,
	2014	2013
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$33,537	$26,402
Depreciation and amortization	54,815	—
Accrued payroll expenses	9,086	7,048
Deferred revenue	19,107	6,184
Other	1,187	13
Deferred tax assets	117,732	39,647
Less: valuation allowance	(78,328)	(14,999)
Total deferred tax assets	$39,404	$24,648
Deferred tax liabilities:
Depreciation and amortization	$—	$(958)
Deferred expenses	(21,937)	(12,309)
Other	(1,220)	(32)
Total deferred tax liabilities	$(23,157)	$(13,299)
Net deferred tax assets	$16,247	$11,349

As of December 31, 2014 and 2013, the Company had gross deferred tax assets of $33.5 million and $26.4 million, respectively, related to loss carry forwards in various worldwide tax jurisdictions. The majority of the loss carry forwards have no expiration.
A valuation allowance for deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2014 and 2013, the valuation allowance for deferred tax assets was $78.3 million and $15.0 million, respectively. The increase in our valuation allowance partially resulted from losses incurred in Brazil and Luxembourg, for which we believe it is more likely than not that a tax benefit will not be realized. Additionally, we believe it is more likely than not that a tax benefit will not be realized from the excess of tax basis over book basis for certain of our drillships.
We consider the earnings of certain of our subsidiaries to be indefinitely reinvested. Accordingly, we have not provided for taxes on these unremitted earnings. Should we make distributions from the unremitted earnings of these subsidiaries, we would be subject to taxes payable to various jurisdictions. At December 31, 2014, the amount of indefinitely reinvested earnings was approximately $32.9 million. If all of these indefinitely reinvested earnings were distributed, we would be subject to estimated taxes of approximately $1.6 million as of December 31, 2014.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. As of December 31, 2014, we had $23.2 million of unrecognized tax benefits which was included in other long-term liabilities on our consolidated balance sheet, of which $23.2 million would impact our consolidated effective tax rate if realized. For the year ended December 31, 2014, we recognized interest and penalties of $1.0 million related to uncertain tax positions in income tax expense. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2014 and 2013 is as follows:

	December 31,
	2014	2013
	(in thousands)
Balance, beginning of year	$736	$—
Increases in unrecognized tax benefits as a result of tax positions taken during prior years	3,473	736
Increases in unrecognized tax benefits as a result of tax positions taken during current year	19,039	—
Balance, end of year	$23,248	$736
The Company is subject to taxation in various U.S., foreign, and state jurisdictions in which it conducts business. Tax years as early as 2010 remain subject to examination. As of December 31, 2014, the Company has ongoing tax audits in Nigeria, the United States, and Brazil.

Note 6—Shareholders’ Equity
On November 24, 2014, the Company’s shareholders approved a share repurchase program for the repurchase of up to 8.0 million shares through May 20, 2016. Based on this authorization, the Board of Directors authorized the commencement of the program on December 1, 2014 and repurchases of up to $30.0 million under the program.
Shares under our share repurchase program are repurchased at market price on the trade date. Repurchased shares of our common stock are held as treasury shares until they are reissued or retired. Amounts paid to reacquire these shares are shown separately as a deduction from equity on the balance sheet.
During the year ended December 31, 2014, we repurchased 1.7 million shares under our share repurchase program at an aggregate cost of $8.2 million.
As of December 31, 2014, the Company’s share capital consisted of 5.0 billion common shares authorized, $0.01 par value per share, 232.8 million common shares issued and 215.8 million common shares outstanding of which approximately 69.5% is held by Quantum Pacific (Gibraltar) Limited.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

Note 7—Share-Based Compensation
We recorded share-based compensation expense and related tax benefit within our consolidated statements of income as follows:

	Years Ended December 31,
	2014	2013	2012
	(in thousands)
Contract drilling costs	$3,131	$2,087	$—
General and administrative expenses	7,353	7,228	5,318
Share-based compensation expense	10,484	9,315	5,318
Tax benefit (a)	(2,154)	(2,113)	(1,360)
Total	$8,330	$7,202	$3,958

(a)	The effects of tax benefits from share-based compensation expense are included within income tax expense in our consolidated statements of income.
Stock Options
On March 31, 2011, the Board approved the creation of the Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (the “2011 Stock Plan”), which provides for issuance of common stock options, as well as share appreciation rights, restricted shares, restricted share units and other equity based or equity related awards to directors, officers, employees and consultants. The Board also resolved that 7.2 million common shares of Pacific Drilling S.A. be reserved and authorized for issuance pursuant to the terms of the 2011 Stock Plan. On March 4, 2014, the Board approved an amendment to the 2011 Stock Plan increasing the number of common shares reserved and available for issuance from 7.2 million to 15.9 million.
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
During the years ended December 31, 2014, 2013 and 2012, the fair value of the options granted was calculated using the following weighted-average assumptions:

	2014 Stock Options	2013 Stock Options	2012 Stock Options
Expected volatility	46.3%	47.3%	48.5%
Expected term (in years)	6.25	6.25	6.25
Expected dividends	—	—	—
Risk-free interest rate	1.9%	1.2%	1.4%

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

A summary of option activity under the 2011 Stock Plan as of and for the year ended December 31, 2014 is as follows:

	Number of Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)	(per share)	(in years)	(in thousands)
Outstanding — January 1, 2014	5,249	$9.91
Granted	493	10.81
Exercised	(84)	10.01
Cancelled or forfeited	(629)	9.89
Outstanding — December 31, 2014	5,029	$10.00	7.4	$—
Exercisable — December 31, 2014	2,904	$9.97	6.0	$—
 The weighted-average grant date fair value of options granted during the years ended December 31, 2014, 2013 and 2012 was $5.10, $4.46 and $4.85, respectively.
There were 0.1 million options exercised during the year ended December 31, 2014, and no options exercised during the years ended December 31, 2013 and 2012. The total intrinsic value of options exercised during the year ended December 31, 2014 was $0.1 million. As of December 31, 2014, total compensation costs related to nonvested option awards not yet recognized was $6.2 million and was expected to be recognized over 2.1 years.
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
A summary of restricted stock units activity under the 2011 Stock Plan as of and for the year ended December 31, 2014 was as follows:

	Number of Restricted Stock Units	Weighted-Average Grant-Date Fair Value
	(in thousands)	(per share)
Nonvested—January 1, 2014	1,025	$9.93
Granted	1,252	10.06
Vested	(412)	10.02
Cancelled or forfeited	(98)	10.14
Nonvested—December 31, 2014	1,767	$9.99
The weighted-average grant-date fair value of restricted stock units granted was $9.93 and $10.12 per share for the years ended December 31, 2013 and 2012, respectively. The total grant-date fair value of the restricted stock units vested was $4.1 million, $1.7 million and $0 for the years ended December 31, 2014, 2013 and 2012, respectively.
As of December 31, 2014, total compensation costs related to nonvested restricted stock units not yet recognized was $11.0 million and is expected to be recognized over a weighted-average period of 2.4 years.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

Note 8—Earnings per Share
The following reflects the income and the share data used in the basic and diluted EPS computations:

	Years Ended December 31,
	2014	2013	2012
	(in thousands, except per share amounts)
Numerator:
Net income, basic and diluted	$188,257	$25,502	$33,989
Denominator:
Weighted-average number of common shares outstanding, basic	217,223	216,964	216,901
Effect of share-based compensation awards	153	457	2
Weighted-average number of common shares outstanding, diluted	217,376	217,421	216,903
Earnings per share:
Basic	$0.87	$0.12	$0.16
Diluted	$0.87	$0.12	$0.16

The following table presents the share effects of share-based compensation awards excluded from our computations of diluted EPS as their effect would have been anti-dilutive for the periods presented:

	Years Ended December 31,
	2014	2013	2012
	(in thousands)
Share-based compensation awards	6,196	5,817	4,263
Note 9—Derivatives
We are currently exposed to market risk from changes in interest rates and foreign exchange rates. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.
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
On December 17, 2014, we entered into a series of foreign currency forward contracts with a bank as a cash flow hedge against future exchange rate fluctuations in Euro. We used the forward contracts to hedge Euro payments for forecasted capital expenditures. The forward contracts have an aggregate notional value of €18.5 million with settlement dates of December 15, 2015, January 15, 2016 and December 15, 2016. Upon each settlement, we pay US Dollars and receive Euros at forward rates ranging from $1.25 to $1.27.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

The following table summarizes the fair values of derivatives that are designated as hedge instruments:

Derivatives Designated as Hedging Instruments		December 31,
	Balance Sheet Location	2014	2013
		(in thousands)
Long-term—Interest rate swaps	Other assets	$5,601	$9,726
Short-term—Interest rate swaps	Derivative liabilities, current	(8,381)	(4,984)
Short-term—Foreign currency forward contracts	Derivative liabilities, current	(267)	—
Long-term—Foreign currency forward contracts	Other long-term liabilities	(296)	—
Total		$(3,343)	$4,742
We have elected to not offset the fair value of derivatives subject to master netting agreements, but report them gross on our consolidated balance sheets.
The following table summarizes the cash flow hedge gains and losses:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Other Comprehensive Income ("OCI") for the Years Ended December 31,			Loss Reclassified from Accumulated OCI into Income for the Years Ended December 31,			Gain (Loss) Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing) for the Years ended December 31,
	2014	2013	2012	2014	2013	2012	2014	2013	2012
	(in thousands)
Interest rate swaps	$(11,085)	$49,859	$1,868	$7,737	$47,720	$24,419	$—	$—	$—
Foreign currency forward contracts	$(563)	$—	$—	$—	$—	$—	$—	$—	$—
During the years ended December 31, 2014, 2013 and 2012, we reclassified $7.0 million, $47.1 million and $23.9 million to interest expense and $0.8 million, $0.6 million and $0.5 million to depreciation from accumulated other comprehensive income, respectively.
As of December 31, 2014, the estimated amount of net losses associated with derivative instruments that would be reclassified from accumulated comprehensive loss to earnings during the next twelve months was $9.2 million.
Note 10—Fair Value Measurements
We estimated fair value by using appropriate valuation methodologies and information available to management as of December 31, 2014 and 2013. Considerable judgment was required in developing these estimates, and accordingly, estimated values may differ from actual results.
The estimated fair value of accounts receivable, accounts payable and accrued expenses approximated their carrying value due to their short-term nature. The estimated fair value of our SSCF debt approximated carrying value because the variable-rates approximate current market rates. The following table presents the carrying value and estimated fair value of our other long-term debt instruments:

	December 31,
	2014		2013
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(in thousands)
2015 Senior Unsecured Bonds	$286,500	$284,351	$300,000	$313,500
2017 Senior Secured Bonds	498,369	447,500	497,892	540,000
2020 Senior Secured Notes	750,000	600,000	750,000	756,563
2018 Senior Secured Term Loan B	736,206	614,551	742,945	758,910

We estimate the fair values of our variable-rate and fixed-rate debts using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

The following table presents the carrying value and estimated fair value of our financial instruments recognized at fair value on a recurring basis:

	December 31, 2014
		Fair Value Measurements Using
	Carrying Value	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Interest rate swaps	$5,601	—	$5,601	—
Liabilities:
Interest rate swaps	$(8,381)	—	$(8,381)	—
Foreign currency forward contracts	$(563)	—	$(563)	—

	December 31, 2013
		Fair Value Measurements Using
	Carrying Value	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Interest rate swaps	$9,726	—	$9,726	—
Liabilities:
Interest rate swaps	$(4,984)	—	$(4,984)	—
We used an income approach to value assets and liabilities for outstanding interest rate swaps and foreign currency forward contracts. These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates and forward rates. The determination of the fair values above incorporated various factors, including the impact of the counterparty’s non-performance risk with respect to the Company’s financial assets and the Company’s non-performance risk with respect to the Company’s financial liabilities.
Refer to Note 9 for further discussion of the Company’s use of derivative instruments and their fair values.
Note 11—Commitments and Contingencies
Operating Leases—The Company leases office space in countries in which it operates. As of December 31, 2014, the future minimum lease payments under the non-cancelable operating leases with lease terms in excess of one year was as follows:

(In thousands)
Years Ending December 31,
2015	$2,389
2016	2,294
2017	2,212
2018	2,127
2019	2,083
Thereafter	10,223
Total future minimum lease payments	$21,328
During the years ended December 31, 2014, 2013 and 2012, rent expense was $4.5 million, $2.0 million and $1.7 million, respectively.
Commitments—As of December 31, 2014, and 2013, Pacific Drilling had no material commitments other than the high-specification drillship construction purchase commitments discussed in Note 3.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of collecting accounts receivable as well as amounts paid for operating costs. We believe that our cash on hand and cash flows generated from operating activities and existing credit facilities will provide sufficient liquidity over the next twelve months to fund our working capital needs, scheduled payments on our long-term debt and capital expenditures.
Letters of Credit—As of December 31, 2014, we were contingently liable under certain performance, bid and custom bonds and letters of credit totaling approximately $258.1 million related to letters of credit issued as security in the normal course of our business.
Contingencies—It is to be expected that we and our subsidiaries will be routinely involved in litigation and disputes arising in the ordinary course of our business. On April 16, 2013, Transocean filed a complaint against us in the United States District Court for the Southern District of Texas alleging infringement of their dual activity patents. Transocean subsequently filed an Amended Complaint against us on May 13, 2013. In its Amended Complaint, Transocean seeks relief in the form of a permanent injunction, compensatory damages, enhanced damages, court costs and fees. On May 31, 2013, we filed our Answer to the Amended Complaint and our Counterclaims seeking Declaratory Judgments that we do not infringe the asserted Transocean patents and that such patents are invalid and unenforceable. On April 15, 2014, the Court held a claim construction hearing, and the parties are awaiting the Court’s claim construction order. The remaining case deadlines are calculated as a number of weeks after the Court’s issuance of the claim construction order. We do not believe that the ultimate liability, if any, resulting from any such pending litigation will have a material adverse effect on our financial position, results of operations or cash flows.
We maintain loss of hire insurance that becomes effective 45 days after an accident or major equipment failure covered by hull and machinery insurance, resulting in a downtime event and extends for 180 days. The Pacific Scirocco underwent repairs and upgrades to ensure engine reliability, which was a covered event under our loss of hire policy that resulted in the $23.7 million of loss of hire insurance recovery recognized during the year ended December 31, 2012. During the years ended December 31, 2014 and December 31, 2013, there was no loss of hire insurance recovery.
Note 12—Concentrations of Credit and Market Risk
Financial instruments that potentially subject the Company to credit risk are primarily cash equivalents and accounts receivable. At times, cash equivalents may be in excess of FDIC insurance limits. With regards to accounts receivable, we have an exposure from our concentration of clients within the oil and natural gas industry. This industry concentration has the potential to impact our exposure to credit and market risks as our clients could be affected by similar changes in economic, industry or other conditions. However, we believe that the credit risk posed by this industry concentration is largely offset by the creditworthiness of our client base. During the years ended December 31, 2014, 2013 and 2012, the percentage of revenues earned from our clients was as follows:

	Years Ended December 31,
	2014	2013	2012
Chevron	67.4%	55.6%	45.0%
Total	17.3%	22.6%	32.9%
Petrobras	15.3%	21.8%	22.1%
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

As of December 31, 2014, the Pacific Bora, the Pacific Scirocco and the Pacific Khamsin were located offshore Nigeria, the Pacific Mistral was located offshore Brazil and the Pacific Santa Ana and the Pacific Sharav were located offshore the United States. As of December 31, 2014, the Pacific Meltem was mobilizing and the Pacific Zonda was located in South Korea, where it is under construction by SHI.
During the years ended December 31, 2014, 2013 and 2012, the percentage of revenues earned by geographic area, based on drilling location, is as follows:

	Years Ended December 31,
	2014	2013	2012
Nigeria	60.2%	52.1%	63.6%
Gulf of Mexico	24.5%	26.1%	14.3%
Brazil	15.3%	21.8%	22.1%

Note 14—Variable Interest Entities

The carrying amounts associated with our consolidated variable interest entities, after eliminating the effect of intercompany transactions, were as follows:

December 31,
2014
(in thousands)
Assets	$18,349
Liabilities	(10,559)
Net carrying amount	$7,790

PIDWAL is a joint venture formed to provide ultra-deepwater drilling services in Nigeria and to hold equity investment in PDNL. PDNL is a company owned by us and PIDWAL, formed to hold equity investment in certain of our rig-owning entities operating in Nigeria. We determined that each of these companies met the criteria of a variable interest entity for accounting purposes because its equity at risk was insufficient to permit it to carry on its activities without additional subordinated financial support from us. We also determined that we were the primary beneficiary for accounting purposes since (a) for PIDWAL, we had the power to direct the day-to-day management and operations of the entity, and for PDNL we had the power to secure and direct all its equity investment, which are the activities that most significantly impact each entity’s economic performance, and (b) we had the obligation to absorb losses or the right to receive a majority of the benefits that could be potentially significant to the variable interest entities. As a result, we consolidated PIDWAL and PDNL in our consolidated financial statements.

During the year ended December 31, 2014, we provided financial support to PIDWAL to enable it to operate as a going concern by funding its working capital via intercompany loans and payables. We also issued corporate guarantees in the amount of $157.3 million in letters of credits issued as credit support for temporary import bonds issued in favor of PIDWAL as of December 31, 2014.

During the year ended December 31, 2014, we provided financial support to PDNL to fund its equity investment in our rig-owning entities operating in Nigeria via intercompany loans. Both the equity investment and intercompany loans of PDNL are eliminated upon consolidation.
Note 15—Retirement Plans
Pacific Drilling sponsors a defined contribution retirement plan covering substantially all U.S. employees (the “U.S. Savings Plan”) and an international savings plan (the “International Savings Plan”). Under the U.S. Savings Plan, the Company matches 100% of employee contributions up to 6% of eligible compensation per participant. Under the International Savings Plan, we contribute 6% of base compensation (limited to a contribution of $15,000 per participant). During the years ended December 31, 2014, 2013 and 2012, our total employer contributions to both plans amounted to $6.9 million, $4.5 million and $3.7 million, respectively.

Note 16—Supplemental Cash Flow Information
During the years ended December 31, 2014, 2013 and 2012, we paid $135.4 million, $87.7 million and $70.9 million of interest, net of amounts capitalized, respectively. During the years ended December 31, 2014, 2013 and 2012, we paid income taxes of $31.7 million, $22.0 million, and $19.3 million, respectively.
Within our consolidated statements of cash flows, capital expenditures represent expenditures for which cash payments were made during the period. These amounts exclude accrued capital expenditures, which are capital expenditures that were accrued but unpaid. During the years ended December 31, 2014, 2013 and 2012, changes in accrued capital expenditures were $(23.9) million, $17.3 million and $(4.0) million, respectively.
During the years ended December 31, 2014, 2013 and 2012, non-cash amortization of deferred financing costs and accretion of debt discount totaling $5.1 million, $7.1 million and $3.6 million were capitalized to property and equipment, respectively. Accordingly, these amounts are excluded from capital expenditures in our consolidated statements of cash flows for the years ended December 31, 2014, 2013 and 2012.
During the year ended December 31, 2014, shares bought but not yet settled under our share repurchase program totaling $1.0 million was included in the treasury shares. Accordingly, this amount is excluded from the purchases of treasury shares in our consolidated statements of cash flows for the year ended December 31, 2014.
Note 17—Subsequent Event
On February 23, 2015, we repaid the remaining outstanding aggregate principal in the amount of $286.5 million and accrued interest of the 2015 Senior Unsecured Bonds as of the stated maturity date. We funded this transaction by existing cash balances and drawing on $180.0 million of the 2014 Revolving Credit Facility.