Form 20-F
period 2015-12-31
PACIFIC DRILLING S.A.
filed 2016-03-01
CIK 1517342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

Lisa Manget Buchanan
Senior Vice President, General Counsel and Secretary
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
As of December 31, 2015, there were 211,207,230 shares outstanding.
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
This annual report contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identifiable by their use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “will” and similar terms and phrases, which are not generally historical in nature, including references to assumptions. The assumptions and bases used to make any forward-looking statements, while reasonable and made in good faith, almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances.
Any forward-looking statements contained in this annual report should not be relied upon as predictions of future events as no assurance can be given that the expectations expressed in any forward-looking statements will prove to be correct. You should thoroughly read this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are, in certain instances, included with such forward-looking statements and Item 3, “Risk Factors” in this annual report. Additionally, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
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
Pacific Drilling S.A. was formed as a Luxembourg public limited liability company (société anonyme) to act as an indirect holding company for our predecessor, Pacific Drilling Limited (our “Predecessor”), a company organized under the laws of Liberia, and its subsidiaries in connection with a corporate reorganization completed on March 30, 2011 (referred to in this annual report as the “Restructuring”). In connection with the Restructuring, our Predecessor was contributed to a wholly-owned subsidiary of Pacific Drilling S.A. by a subsidiary of Quantum Pacific International Limited, a British Virgin Islands company and parent company of an investment holdings group (the “Quantum Pacific Group”). Pacific Drilling S.A. did not engage in any business or other activities prior to the Restructuring except in connection with its formation and the Restructuring. The Restructuring was limited to entities that were all under the control of the Quantum Pacific Group and its affiliates, and, as such, the Restructuring was accounted for as a transaction between entities under common control. As a result, the consolidated financial statements of Pacific Drilling S.A. are presented using the historical values of the Predecessor’s financial statements on a combined basis. However, the issued share capital of Pacific Drilling S.A. is retrospectively reflected for all periods in the selected historical consolidated financial data to reflect the 150,000,000 common shares held by the Quantum Pacific Group at the completion of the Restructuring. The financial information relating to the Company and its subsidiaries has been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and is in U.S. dollars.
In 2007, our Predecessor entered into various agreements with Transocean Ltd. and its subsidiaries, which culminated in the formation of a joint venture company, Transocean Pacific Drilling Inc. (“TPDI” or the “Joint Venture”), which was owned 50% by our Predecessor and 50% by a subsidiary of Transocean Ltd. On March 30, 2011, in connection with the Restructuring, our Predecessor assigned its equity interest in TPDI to another subsidiary of the Quantum Pacific Group for no consideration, which is referred to in this annual report as the “TPDI Transfer,” to enable the Company to focus on the operation and marketing of the Company’s wholly-owned fleet. As a result, neither the Company nor any of its subsidiaries currently owns any interest in TPDI and, beginning in the second quarter of 2011, the results of operations of TPDI are no longer included in the financial results of the Company.
Set forth below are (i) selected historical consolidated financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, which have been derived from our audited consolidated financial statements included elsewhere in this annual report, and (ii) selected historical consolidated financial data as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011, which have been derived from our audited consolidated financial statements not included in this annual report.

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands, except per share amounts)
Statement of operations data:
Revenues
Contract drilling	$1,085,063	$1,085,794	$745,574	$638,050	$65,431
Costs and expenses
Operating expenses	(431,261)	(459,617)	(337,277)	(331,495)	(32,142)
General and administrative expenses	(55,511)	(57,662)	(48,614)	(45,386)	(52,614)
Depreciation expense	(243,457)	(199,337)	(149,465)	(127,698)	(11,619)
	(730,229)	(716,616)	(535,356)	(504,579)	(96,375)
Loss from construction contract rescission	(40,155)	—	—	—	—
Loss of hire insurance recovery	—	—	—	23,671	18,500
Operating income (loss)	314,679	369,178	210,218	157,142	(12,444)
Other income (expense)
Costs on interest rate swap termination	—	—	(38,184)	—	—
Interest expense	(156,361)	(130,130)	(94,027)	(104,685)	(10,384)
Total interest expense	(156,361)	(130,130)	(132,211)	(104,685)	(10,384)
Costs on extinguishment of debt	—	—	(28,428)	—	—
Equity in earnings of Joint Venture	—	—	—	—	18,955
Interest income from Joint Venture	—	—	—	—	495
Other income (expense)	(3,217)	(5,171)	(1,554)	3,245	3,675
Income before income taxes	155,101	233,877	48,025	55,702	297
Income tax expense	(28,871)	(45,620)	(22,523)	(21,713)	(3,200)
Net income (loss)	$126,230	$188,257	$25,502	$33,989	$(2,903)
Earnings (loss) per common share, basic	$0.60	$0.87	$0.12	$0.16	$(0.01)
Weighted-average number of common shares, basic	211,454	217,223	216,964	216,901	195,448
Earnings (loss) per common share, diluted	$0.60	$0.87	$0.12	$0.16	$(0.01)
Weighted-average number of common shares, diluted	211,557	217,376	217,421	216,903	195,448

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Balance sheet data:
Working capital(1)	$168,888	$(21,425)	$301,471	$522,390	$115,462
Property and equipment, net	5,143,556	5,431,823	4,512,154	3,760,421	3,436,010
Total assets	5,832,478	6,077,301	5,164,040	4,893,928	4,184,289
Long-term debt(2)	2,885,428	3,150,242	2,430,837	2,253,708	1,675,000
Shareholders’ equity	2,692,055	2,578,872	2,399,924	2,315,248	2,274,073

(1)	Working capital is defined as current assets minus current liabilities.

(2)	Includes current maturities of long-term debt.
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D. RISK FACTORS
An investment in our common shares involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this annual report, before making an investment in our common shares. Any of the risk factors described below could significantly and negatively affect our financial position, results of operations or cash flows. In addition, these risks represent important factors that can cause our actual results to differ materially from those anticipated in our forward-looking statements.
Risks Related to Our Business
The demand for our services depends on the level of activity in the offshore oil and natural gas industry, which is significantly affected by, among other things, volatile oil and natural gas prices and may be materially and adversely affected by the current significant decline in the offshore oil and gas industry.
The offshore contract drilling industry is cyclical and volatile and is currently in significant decline. The demand for our services depends on the level of activity in oil and natural gas exploration, development and production in offshore areas worldwide. Oil and natural gas prices and market expectations of potential changes in these prices also significantly affect the level of offshore activity and demand for drilling units.
Oil and natural gas prices are extremely volatile and are affected by numerous factors beyond our control, including the worldwide production and demand for oil and natural gas and any geographical dislocations in supply and demand, worldwide economic and financial problems and corresponding decline in the demand for oil and gas and consequently for our services, and the worldwide social and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, insurrection or other crises in the Middle East, Africa, South America or other geographic areas or acts of terrorism in the United States, or elsewhere.
Declines in oil and gas prices for an extended period of time, and market expectations of additional potential decreases in these prices, could continue to negatively affect our business in the offshore drilling sector. Sustained periods of low oil prices have resulted in and could continue to result in reduced exploration and drilling. These commodity price declines have an effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling units of all generations and technical specifications being idle for periods of time. As a result of the low commodity prices, the majority of exploration and production companies have announced 2016 capital expenditure budgets with significant reductions in capital spending from prior years. Additionally, multiple deepwater and mid-water drillships and semisubmersibles have completed their contracts prior to signing new ones for continued work, leading to an oversupply of drilling rigs. These developments have exerted pricing pressure on our market. We cannot accurately predict the future level of demand for our services or future conditions in the oil and gas industry. The decrease in exploration, development or production expenditures by oil and gas companies, and any further decreases, could reduce our revenues and materially harm our business and results of operations.
Failure to secure drilling contracts for our drillships could have a material adverse effect on our financial position, results of operations or cash flows.
We do not currently have drilling contracts for three of our seven drillships, the Pacific Meltem, the Pacific Mistral or the Pacific Khamsin. In addition, the contract for the Pacific Bora is set to expire in the third quarter of 2016. Our ability to obtain drilling contracts for these drillships will depend on market conditions and our clients’ drilling programs. We may not be able to secure contracts for these drillships on favorable terms, or at all. Our failure to secure drilling contracts for our uncontracted drillships or currently operating drillships after the expiration of existing contracts could have a material adverse effect on our financial position, results of operations or cash flows.
An oversupply of rigs competing with our rigs could continue to depress the demand and contract prices for ultra-deepwater rigs and could adversely affect our financial position, results of operations or cash flows and our ability to repay debt in the future.
There are numerous rigs currently available for drilling services in the industry worldwide. We estimate there are approximately 34 - 38 high-specification rigs without firm contracts and available for drilling services in 2016. Additionally, we estimate that approximately 43 high-specification rigs are scheduled for delivery between January 1, 2016 and the end of 2018, many of which are without firm contracts. The current oversupply of rigs, especially high-specification drillships, has led to a significant reduction in dayrates and lower utilization and such dayrates may continue to decline. Lower utilization and dayrates could require us to enter into lower dayrate contracts or to idle or stack more of our drillships, which could have a material adverse effect on our financial position, results of operations or cash flows and our ability to repay debt in the future.

Our substantial indebtedness could adversely affect our financial position and business prospects.
Our substantial level of indebtedness, and the terms of the agreements that govern such indebtedness, may require us and our subsidiaries to use a substantial portion of our cash flow from operations to pay interest and principal on the debt, which would reduce the funds available for working capital, capital expenditures and other general corporate purposes and limit our ability to obtain additional financing, which may limit our ability to effectively compete in the offshore drilling market. If our cash flows from operations are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these actions on satisfactory terms, or at all.
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
Pursuant to the terms of the agreements governing our indebtedness, an event of default may be triggered by the occurrence of certain or all of the following events in connection with our other indebtedness: (i) failure to make payments when due or upon maturity, (ii) acceleration of other indebtedness and (iii) events of default due to breaches of covenants or otherwise under the agreements governing other indebtedness. An event of default under any of our debt agreements could permit some or all of the lenders to declare all amounts borrowed from them due and payable. In addition, debt under other debt agreements that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness, and we may not be able to find alternative financing. In addition, if we obtain alternative financings, such financing might not be on terms that are favorable or acceptable. If we were unable to repay amounts borrowed at their stated maturities or upon acceleration, the holders of the debt could initiate a bankruptcy or liquidation proceeding. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” and Note 5 to the Company’s Consolidated Financial Statements in this annual report for a description of the restrictions and covenants applicable to our indebtedness.
We have a small fleet and rely on a limited number of clients. The loss of any client or significant downtime on any drillship attributable to unplanned maintenance, repairs or other factors could adversely affect our financial position, results of operations or cash flows.
As a result of our relatively small fleet of drillships, we anticipate revenues will depend on contracts with a limited number of clients. We currently have four operating drillships and three available drillships. Three of our operating drillships, the Pacific Bora, the Pacific Santa Ana, and the Pacific Sharav, are working for subsidiaries of Chevron Corporation (“Chevron”). The Pacific Scirocco is working for a subsidiary of Total S.A. (“Total”).
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
Although we entered into an International Master Service Agreement (“IMA”) with Chevron in November 2012 in order to simplify the process of entering into new drilling contracts with Chevron, the IMA is a framework agreement and does not create any obligation on Chevron’s part to utilize our offshore drilling or related services nor does it create any obligation on our part to provide such services. Each drilling project with Chevron is governed by a separate, specific agreement that sets forth negotiated commercial and technical terms and conditions. We may not enter into future drilling contracts with Chevron, and even if we do, they may not be entered into under the construct of the IMA.
Our current backlog of contract drilling revenue may not be fully realized.
As of February 23, 2016, we had a contract backlog on the Pacific Bora, the Pacific Scirocco, the Pacific Santa Ana, and the Pacific Sharav of approximately $1.3 billion. We calculate our contract backlog by multiplying the average contractual dayrate we expect to earn by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the contracts. The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the tables provided in Item 4, “Business

Overview—Contract Backlog” of this annual report due to various factors, including unplanned downtime and maintenance projects and other factors. The contractual dayrate used to calculate average estimated contract backlog per day is higher than other rates that may be in effect at certain times under the contract, including the standby rate or waiting on weather rate, the repair rate or the force majeure rate. We may not be able to realize the full amount of our contract backlog due to events beyond our control. In addition, some of our clients may experience liquidity issues, which could worsen if commodity prices remain low or decrease further for an extended period of time. Liquidity issues could lead our clients to seek to repudiate, cancel or renegotiate these agreements for various reasons, as described under “—Our drilling contracts may be terminated early in certain circumstances” below. Our inability to realize the full amount of our contract backlog could have a material adverse effect on our financial position, results of operations or cash flows.
We may enter into drilling contracts with less favorable terms that expose us to greater risks than we normally assume.
The current market conditions and oversupply of drilling rigs could impact our existing drilling contracts. Our clients may seek to renegotiate dayrates under our existing contracts and we may not be able to preserve current dayrates or utilization and we may not be able to extend contracts with our clients on favorable terms, or at all. Additionally, our clients may seek to terminate existing contracts prior to the expiration of their terms, as described in “—Our drilling contracts may be terminated early in certain circumstances.”
We may enter into drilling contracts or amendments to drilling contracts that expose us to greater risks than we normally assume, such as exposure to greater environmental or other liabilities and more onerous termination provisions giving the customer a right to terminate without cause or upon little or no notice. Upon termination, these contracts may not result in a payment to us, or if a termination payment is required, it may not fully compensate us for the loss of a contract. In addition, the early termination of a contract may result in a rig being idle for an extended period of time, which could adversely affect our financial position, results of operations or cash flows. We can provide no assurance that any such increased risk exposure will not have a material negative impact on our future operations and financial results.
We may not realize the cost-savings anticipated on our idle rigs.
Our operating expenses and maintenance costs depend on a variety of factors including crew costs, provisions, equipment, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control. During periods in which a rig is idle, we may decide to “smart stack” the rig, which means the rig is maintained with a reduced level of crew to be ready to ramp up to operational status for redeployment within a three month time frame. As a result of smart stacking, our operating expenses are less than if the rig remained active; however, reductions in costs may not be immediate and we may not be able to realize the costs savings anticipated from smart stacking.
Moreover, as our rigs are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. In general, labor costs increase primarily due to higher salary levels and inflation. Equipment maintenance expenses fluctuate depending upon the type of activity the rig is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are amortized. Should rigs be idle for an extended period, we may seek to “cold stack” the rig so as to further reduce costs, which means the rig is stored in a harbor or designated offshore area and the crew is reassigned or dismissed. However, there can be no assurance that we will be successful in reducing our costs in such cases.
Our drilling contracts may be terminated early in certain circumstances.
Our contracts with clients may be terminated at the option of the client upon payment of an early termination fee, which is typically a significant percentage of the dayrate or the standby rate under the drilling contract for a specified period of time. During periods of depressed market conditions, we are subject to an increased risk that our clients may seek to terminate our contracts. Early termination payments may not fully compensate us for the loss of the contract. Our contracts also provide for termination by the client without the payment of any termination fee, under various circumstances, typically including, but not limited to, our non-performance, as a result of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events. Many of these events are beyond our control. If our clients terminate some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if payments due under our contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, our financial position, results of operations or cash flows could be materially adversely affected.

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
Our operations may be suspended because of machinery breakdowns, human error, abnormal operating conditions, failure of subcontractors to perform or supply goods or services, delays on replacement parts or personnel shortages, which may cause us to experience operational downtime and could have an adverse effect on our results of operations.
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
Our operations are subject to federal, state, local and foreign or international laws and regulations that may require us to obtain and maintain specific permits or other governmental approvals to control the discharge of oil and other contaminants into the environment or otherwise relating to environmental protection. Countries where we operate have environmental laws and regulations governing our discharge of oil and other contaminants and imposing stringent standards on our activities that are protective of the environment. Any operations and activities that we conduct in the United States and its territorial waters are subject to numerous environmental laws, including the Oil Pollution Act of 1990 (“OPA”), the Outer Continental Shelf Lands Act (“OCSLA”), the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and the International Convention for the Prevention of Pollution from Ships (“MARPOL”), as each has been amended from time to time, and analogous state laws. Failure to comply with these laws, regulations and treaties may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, the denial or revocation of permits or other authorizations and the issuance of injunctions that may limit or prohibit some or all of our operations. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering us liable for environmental and natural resource damages caused by others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these laws and regulations, the modification of existing laws or regulations or the adoption of new laws or regulations that curtail exploratory or developmental drilling for oil and natural gas could materially limit future contract drilling opportunities or materially increase our costs, including our capital expenditures.
The imposition of stringent restrictions or prohibitions on offshore drilling by a governing body may have a material adverse effect on our business.
Catastrophic events resulting in the release of oil or other contaminants offshore have heightened environmental and regulatory concerns about the oil and natural gas industry. In the past, the federal government, acting through the U.S. Department of the Interior (“DOI”) and its implementing agencies that have since evolved into the present day Bureau of Ocean Energy Management (“BOEM”) and Bureau of Safety and Environmental Enforcement (“BSEE”), have issued various rules, Notices to Lessees and Operators (“NTLs”) and temporary drilling moratoria that impose or result in added environmental and safety regulations or requirements upon oil and natural gas exploration, development and production operators in the U.S. Gulf of Mexico, some of whom are our clients. Any such regulatory initiatives may serve to effectively slow down the pace of drilling and production operations in the U.S. Gulf of Mexico due to adjustments in operating procedures and certification requirements as well as increased lead times to obtain exploration and production plan reviews. For example, BSEE has extended its regulatory enforcement reach to include contractors as well as offshore lease operators. Consequently, BSEE may elect to hold contractors, including drilling contractors, liable for alleged violations of law arising in the BSEE’s jurisdictional area. We could become subject to fines, penalties or orders requiring us to modify or suspend our operations in the U.S. Gulf of Mexico if we fail to comply with these requirements. This could result in increased future operating costs, including insurance costs, which we may not be able to pass through to our clients.
Our business could be affected adversely by union disputes and strikes or work stoppages by our employees. In addition, our labor costs and the operating restrictions under which we operate could increase as a result of collective bargaining negotiations and changes in labor laws and regulations.
Some of our international employees are represented by unions, and some of our contracted labor work under collective bargaining agreements. Many of these represented individuals are working under agreements that are subject to annual salary negotiations. We cannot guarantee the results of any such collective bargaining negotiations or whether any such negotiations will result in a work stoppage. In addition, employees may strike for reasons unrelated to our union arrangements. Any future work stoppage could, depending on the affected operations and the length of the work stoppage, have a material adverse effect on our financial position, results of operations or cash flows. In addition, we could enter new markets where the workforce is represented by unions, which could result in higher operating costs that we are unable to pass along to our clients.
Our global operations may be adversely affected by political and economic circumstances in the countries in which we operate, including as a result of violations of the U.S. Foreign Corrupt Practices Act and similar foreign anti-bribery laws. A significant portion of our business is conducted in Nigeria, which exposes us to risks of war, local economic instabilities, corruption, political disruption and civil disturbance in that region.
We operate in oil and natural gas producing areas worldwide. We are subject to a number of risks inherent in any business that operates globally, including: political, social and economic instability, war, piracy and acts of terrorism; corruption; potential seizure, expropriation or nationalization of assets; increased operating costs; wage and price controls; imposition or changes in interpretation and enforcement of local content laws; and other forms of government regulation and economic conditions that are beyond our control.
The United States Foreign Corrupt Practices Act (the “FCPA”), the UK Bribery Act 2010, the Nigerian Corrupt Practices and Other Related Offenses Act of 2000, Brazil’s Anti Corruption Law of 2014 and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making, offering or authorizing improper payments to government officials for the purpose of obtaining or retaining business. We may operate in countries where strict compliance with anti-bribery laws conflicts with local customs and practices. Violations of or any non-compliance with current and future anti-bribery laws (either due to acts or inadvertence by us or our agents) may result in criminal and civil sanctions and could subject us to other liabilities in the U.S. and elsewhere.
In order to effectively compete in some foreign jurisdictions, we utilize local agents and/or establish joint ventures with local operators or strategic partners. Our agents often interact with government officials on our behalf. Even though some of our agents and partners may not themselves be subject to the FCPA or other anti-bribery laws to which we may be subject, if our agents or partners make improper payments to government officials in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our financial position, results of operations or cash flows.
These risks may be higher in developing countries such as Nigeria, where two of our drillships currently operate. Countries in West Africa have experienced political and economic instability in the past and such instability may continue in the future. Disruptions in our operations may occur in the future, and losses caused by these disruptions may not be covered by insurance.
We may be required to make significant capital expenditures to maintain our competitiveness and to comply with laws and the applicable regulations and standards of governmental authorities and organizations.
Changes in offshore drilling technology, client requirements for new or upgraded equipment and competition within our industry may require us to make significant capital expenditures in order to maintain our competitiveness. Our competitors may have greater financial and other resources than we have, which may enable them to make technological improvements to existing equipment or replace equipment that becomes obsolete. In addition, changes in governmental regulations, safety or other equipment standards may require us to make additional unforeseen capital expenditures.
If we are unable to fund these capital expenditures with cash flow from operations, we may either incur additional borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets for future offerings may be limited by our financial position at the time, by changes in laws and regulations and by adverse market conditions. Our failure to obtain the funds for necessary future capital expenditures could limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business and on our financial position, results of operations or cash flows.
There may be limits on our ability to mobilize drillships between geographic areas and the time and costs of such mobilizations may be material to our business.
The offshore contract drilling market is generally a global market as drilling units may be mobilized from one area to another. However, the ability to mobilize drilling units can be impacted by several factors including governmental regulation and customs practices, the significant costs to move a drilling unit, weather, political instability, civil unrest, military actions and the technical capability of the drilling units to operate in various environments. Additionally, while a drillship is being mobilized from one geographic market to another, we may not be paid by the client for the time that the drillship is out of service. Also, we may mobilize a drillship to another geographic market without a client contract, which may result in costs that are not reimbursed by future clients.
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
Consistent with standard industry practice, our clients generally assume, and indemnify us against, well control and subsurface risks under our dayrate contracts. These risks are associated with the loss of control of a well, such as blowout or cratering, the cost to regain control or redrill the well and associated pollution. However, the indemnification provisions in our contracts may not cover all damages, claims or losses to us or third parties, and our client may not have sufficient resources to cover their indemnification obligations or the client may contest their obligation to indemnify us. Also, in the interest of maintaining good relations with our key clients, we may choose not to assert certain indemnification claims. In addition, in certain market conditions, we may be unable to negotiate contracts containing indemnity provisions that obligate our clients to indemnify us for such damages and risks.
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
The market value of our current drillships may decrease, which could cause us to incur losses if we decide to sell them following a decline in their values or accounting charges, which may affect our ability to comply with certain covenants in our debt agreements.
If the offshore contract drilling industry continues to suffer adverse developments, the fair market value of our drillships may decline. The fair market value of the drillship we currently own or may acquire in the future may increase or decrease depending on a number of factors, many of which are beyond our control, including the level of offshore drilling activity.

In the future, if the market values of our drillships deteriorate significantly, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If we sell any of our drillships when prices for such drillships have fallen, but before we have recorded an impairment adjustment to our financial statements, the sale may be at less than such drillship’s carrying amount on our financial statements, resulting in a loss. Additionally, any such deterioration in the market values of our drillships could trigger early repayments to our lenders under our debt agreements. Such a charge, loss or repayment could materially and adversely affect our business prospects, financial condition, liquidity, and results of operations.
We may be adversely affected by national, state and foreign or international laws or regulatory initiatives focusing on greenhouse gas (GHG) reduction.
Due to concern over the risk of climate change, there has been a broad range of proposed or promulgated initiatives regarding GHG reduction. Regulatory frameworks adopted, or being considered for adoption, to reduce GHG emissions include cap and trade regimes, carbon taxes, restrictive permitting, increased efficiency standards, and incentives or mandates for renewable energy. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions in the United States would impact our business, any such future laws and regulations that require reporting of GHGs or otherwise limit emissions of GHGs from oil and gas exploration and production operators, some of whom are our clients, could require such operators to incur increased costs, lengthen project implementation times, and adversely affect demand for the oil and natural gas that they produce, which could decrease demand for our services. We are currently unable to predict the manner or extent of any such effect.
Risks Related to Our Common Shares
We have received notice from the New York Stock Exchange (“NYSE”) that we have fallen below its continued listing standards, and unless improvement in our share price is demonstrated, our common shares could be delisted from the NYSE. Delisting could limit the liquidity of our common shares, hinder our ability to raise additional capital and have other negative results.

On January 13, 2016, we were notified by the NYSE that we did not satisfy the NYSE’s continued listing criteria, because the average closing price of our common shares was less than $1.00 per share over a consecutive 30 trading-day period. In accordance with the NYSE rules, we notified the NYSE that we intend to cure the share price deficiency and are considering all available options to return to compliance with the continued listing requirements. We have six months following receipt of the non-compliance notice to cure the deficiency for this continued listing standard. If our shares are delisted, our shares would likely be traded on an over-the-counter quotation system or on the pink sheets, which could adversely affect the market liquidity for our common shares and limit the ability of shareholders to sell securities in the secondary market.
Delisting from the NYSE could also adversely affect our ability to raise additional financing through public or private sales of equity securities. Delisting could have other negative results, including the loss of institutional investor interest and fewer business development opportunities.
Our inability to pay dividends or make distributions could have a material negative impact on our share price.
The payment of dividends or distributions to shareholders is at the discretion of members of our board of directors (“Board of Directors”) and subject to shareholder approval as well as other requirements of Luxembourg law. Any dividend payment or distribution is dependent upon our earnings, capital requirements, financial position, general market conditions and numerous other factors. Our existing credit facilities prohibit us from paying dividends and repurchasing shares through March 31, 2018. See Item 5, “Liquidity and Capital Resources” and Note 5 to the Company’s Consolidated Financial Statements in this annual report for a more detailed description of the terms of our debt financings. Our inability to pay dividends or make distributions may materially adversely affect the price of our common shares.
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
An entity controlled by the Quantum Pacific Group was the beneficial owner of approximately 71.0% of our outstanding common shares as of February 23, 2016 and is in a position to control actions that require the consent of our shareholders, including the election of directors, amendment of our Articles and any merger or sale of substantially all of our assets. In addition, three of our nine Board of Directors members are also employees of affiliates of the Quantum Pacific Group, including Mr. Ron Moskovitz, the Chairman of our Board of Directors.

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
Our controlling shareholder may pledge a portion of its shares in our company to secure its own debt facilities.
Our controlling shareholder, Quantum Pacific (Gibraltar) Limited, has from time to time pledged a significant portion of its shares in our Company to secure its own debt facilities. Although Quantum Pacific (Gibraltar) Limited does not currently have any of its shares in our company pledged, Quantum Pacific (Gibraltar) Limited may, in the future, obtain loans that are secured by a pledge of equity interests in our Company. A default under a loan facility with our Company shares pledged could result in another person acquiring a significant voting interest in our Company and could adversely affect the market price of our common shares.
Additionally, a decline in the market value of our common shares could trigger margin calls under any such loan facilities. Failure or delay by Quantum Pacific (Gibraltar) Limited to promptly meet any margin call or other events of default under these financing arrangements could result in the sale or other disposition of some or all of the pledged shares, which could result in one or more persons other than Quantum Pacific (Gibraltar) Limited acquiring the pledged shares and thereby acquiring a significant voting interest in our Company. Furthermore, due to Quantum Pacific (Gibraltar) Limited’s significant interest in our Company, the disposition of a portion or all of its pledged shares by the lender under the loan facility or a subsequent holder of the pledged shares may adversely affect prevailing market prices of our shares.
We are a “foreign private issuer” and “controlled company” under the NYSE rules, and as such, we are entitled to exemption from certain NYSE corporate governance standards, and investors may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.
We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements than a domestic issuer. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, Quantum Pacific Group controls a majority of our outstanding common shares. As a result, we are considered a “controlled company” within the meaning of the NYSE corporate governance standards. Based on the foregoing we may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that all independent directors meet in executive session at least once a year, (3) the requirement that the nominating/corporate governance committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (4) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (5) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. As permitted by these exemptions, as well as by our Articles and the laws of Luxembourg, we currently have a compensation committee with one or more non-independent directors serving as committee members. As a result, non-independent directors, may, among other things, fix the compensation of our management, make common share and option awards and resolve governance issues regarding our company. Accordingly, investors may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.
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
We believe that we are not a PFIC for the current taxable year and will not be a PFIC during any future taxable year. Based on our operations described herein, all or a substantial portion of our income from offshore contract drilling services should be treated as services income and not as passive income, and thus all or a substantial portion of the assets that we own and operate in connection with the production of that income should not constitute passive assets, for purposes of determining whether we are a PFIC. However, this involves a facts and circumstances analysis and it is possible that the IRS would not agree with this conclusion. See Item 10, “Taxation—Material U.S. Federal Income Tax Considerations for Holders of Common Shares—U.S. Holders—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
The Company
Pacific Drilling S.A. was formed on March 11, 2011, as a Luxembourg public limited liability company (société anonyme) under the Luxembourg law of 10 August 1915 on commercial companies, as amended, to act as an indirect holding company for our Predecessor. Our common shares have been listed on the Norwegian OTC List since April 2011 and on the NYSE since November 2011. Our principal executive offices are located at 8-10, Avenue de la Gare, L-1610 Luxembourg and our telephone number is +352 27 85 81 35. Our agent in Luxembourg is Centralis S.A, which is located at 8-10, Avenue de la Gare, L-1610 Luxembourg.
History and Business Development
Our Predecessor was formed in Liberia in 2006 as an independent operating subsidiary of a predecessor to the Quantum Pacific Group. The principals of the Quantum Pacific Group have significant holdings in various global industries such as energy, oil refining, transportation and commodities.
Our initial investment in the ultra-deepwater drilling industry was through the purchase in 2006 of a drillship under construction by Samsung Heavy Industries Co., Ltd. (“SHI”) and the later exercise of an option for a second drillship.
In 2007, we formed TPDI with Transocean Ltd., and the two drillships then under construction were transferred into TPDI. We formed a construction management team to oversee activities in the SHI shipyard that was then seconded to Transocean Ltd., who assumed responsibility for management of construction and operation of the two TPDI drillships through a contract with TPDI.
In 2007, we entered into additional construction contracts with SHI to construct two ultra-deepwater drillships, the Pacific Bora and the Pacific Mistral, which were not included in TDPI, and in 2008, management decided to expand our activities in the ultra-deepwater segment to include operation and marketing of drilling services for the two drillships. As part of this strategy, we then entered into additional contracts with SHI to construct two more ultra-deepwater drillships, the Pacific Scirocco and the Pacific Santa Ana.
In 2011, we reincorporated in Luxembourg, completed the Restructuring and determined that it was in our best interest to focus on the operation and marketing of our wholly-owned fleet. On March 30, 2011, we completed the TPDI Transfer, pursuant to which all of our equity interest in TPDI was transferred to a wholly-owned subsidiary of the Quantum Pacific Group for no consideration. As a result, neither we nor any of our subsidiaries currently own any interest in TPDI.
We currently have seven drillships in our fleet. For more information on our fleet and drilling contracts, see Item 4, “Business Overview—Contract Backlog” and “Property, Plant and Equipment—Our Fleet.”
Debt and Equity Financings
In September 2010, we entered into the Project Facilities Agreement (“PFA”) with a group of lenders to finance the construction, operation and other costs associated with the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana. During 2010 and 2011, we borrowed an aggregate of $1.725 billion under the PFA. The PFA was fully repaid in June 2013 with the proceeds from the 2020 Senior Secured Notes and Senior Secured Term Loan B.
In April 2011, we completed the 2011 Private Placement of 60.0 million common shares for net proceeds of approximately $575.5 million. As a result of this offering, our common shares began trading on the Norwegian OTC List on April 5, 2011.
In November 2011, we completed an initial public offering of 6.0 million common shares. In December 2011, the underwriters purchased an additional 0.9 million common shares pursuant to the full exercise of an over-allotment option. The initial public offering resulted in net proceeds of approximately $50.3 million. As a result of this offering, our common shares began trading on the NYSE on November 11, 2011 under the ticker symbol “PACD.” As of February 23, 2016, approximately 58.3 million of our common shares had migrated from the Norwegian OTC List to the NYSE.
In February 2012, we completed a private placement of $300.0 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due in 2015, which were fully repaid on February 23, 2015.
In November 2012, we completed a private placement of $500.0 million in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due in 2017 (the “2017 Senior Secured Notes”) to fund the final construction costs related to the Pacific Khamsin. In connection with this private placement, we listed the 2017 Senior Secured Notes on the Global Exchange Market of the Irish Stock Exchange.

In February 2013, we entered into a $1 billion Senior Secured Credit Facility (“SSCF”) with a group of lenders to finance the construction, operation and expenses associated with the Pacific Sharav and the Pacific Meltem. In the second quarter of 2015, we completed the final drawdown under the SSCF. As of February 23, 2016, we had borrowings of $857.1 million outstanding under the SSCF and no undrawn capacity.
In June 2013, we completed three financing transactions totaling $2.0 billion, consisting of (i) $750.0 million in 5.375% senior secured notes due 2020 (the “2020 Senior Secured Notes”), (ii) a $750.0 million senior secured institutional term loan with a 2018 maturity (the “Senior Secured Term Loan B”) and (iii) a $500.0 million senior secured revolving credit facility also maturing in 2018 (the “2013 Revolving Credit Facility”). A portion of the net proceeds from the 2020 Senior Secured Notes and the Senior Secured Term Loan B was used to fully repay the outstanding borrowings under the PFA. The 2013 Revolving Credit Facility permits loans to be extended up to a maximum limit of $500.0 million and permits letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $500.0 million overall facility limit. As of February 23, 2016, we had borrowings of $50.0 million outstanding under the 2013 Revolving Credit Facility.

In October 2014, we entered into a $500.0 million revolving credit facility for pre-delivery, delivery and post-delivery financing of an eighth drillship, the Pacific Zonda, and for other general corporate purposes (the “2014 Revolving Credit Facility”). On October 26, 2015, we repaid all amounts outstanding under the 2014 Revolving Credit Facility, and in connection with our rescission of the construction contract for the Pacific Zonda, the 2014 Revolving Credit Facility was terminated as of October 30, 2015.
Capital Expenditures
During the three most recent fiscal years, our Company’s capital expenditures were $2.2 billion. We funded these capital expenditures with net proceeds of the debt and equity financings discussed above and operating cash flows. For more information on our capital requirements, see Item 5.B, “Liquidity and Capital Resources.”
B. BUSINESS OVERVIEW
Our primary business is to contract our fleet of high-specification rigs to drill wells for our clients. We are focused on the high-specification segment of the floating rig market. The term “high-specification,” as used in the floating rig drilling industry to denote a particular segment of the market, can vary and continues to evolve with technological improvements. We generally consider high-specification requirements to include rigs capable of drilling in water depths of more than 7,500 feet or projects requiring advanced operating capabilities, such as high hook-loads (>1,000 tons), large accommodations (200+ beds), increased mud storage and pumping capacity, and high deck-load and space capabilities.
Our drillships are highly mobile and our fleet operates in a global market segment for the deepwater and ultra-deepwater exploration and production industry. Currently, our contracted drillships are operating in the deepwater regions of the U.S. Gulf of Mexico and Nigeria, which are among the most active deepwater basins in the world.
The recent significant and sustained decline in oil prices has led many of our existing and potential clients to delay or cancel various exploration and development programs, which has resulted in an extremely slow pace of drilling contract awards. We expect the pace of executing drilling contracts for the global floater fleet to remain stagnant in the near to mid term, resulting in excess capacity, lower dayrates and continued idle time for many rigs.
Our Fleet
Our fleet consists of seven high-specification drillships, four of which were providing offshore drilling services to clients under firm contract as of February 23, 2016. The status of our fleet as of February 23, 2016 was as follows:
•The Pacific Bora entered service in Nigeria on August 26, 2011 under a three-year contract with a subsidiary of Chevron, which has been extended through August 2016.
•The Pacific Scirocco entered service in Nigeria on December 31, 2011 and is operating under a contract with a subsidiary of Total through January 2017.
•The Pacific Santa Ana entered service in the U.S. Gulf of Mexico on May 4, 2012 and is operating under a five-year contract with a subsidiary of Chevron through May 2017.

•The Pacific Sharav entered service in the U.S. Gulf of Mexico on August 27, 2014 and is operating under a five-year contract with a subsidiary of Chevron through September 2019.
•The Pacific Mistral completed its three-year contract with Petrobras in Brazil on February 5, 2015 and is currently idle in Aruba while actively seeking a contract.
•The Pacific Khamsin completed its two-year contract with a subsidiary of Chevron in December 2015 and is currently idle in Tenerife while actively seeking a contract.
•The Pacific Meltem is currently idle in Aruba while actively seeking a contract.
On January 25, 2013, we entered into a contract with SHI for the construction of an eighth drillship, the Pacific Zonda, with a purchase price of approximately $517.5 million and original delivery date of March 31, 2015 (the “Construction Contract”). On October 29, 2015, we exercised our right to rescind the Construction Contract due to SHI’s failure to timely deliver the vessel in accordance with the specifications of the Construction Contract. See Note 12 to the Company’s Consolidated Financial Statements for a discussion of related arbitration proceedings.
During the years ended December 31, 2015, 2014 and 2013, the percentage of revenues earned by geographic area, based on drilling location, is as follows:

	Years Ended December 31,
	2015	2014	2013
Nigeria	60.3%	60.2%	52.1%
Gulf of Mexico	38.1%	24.5%	26.1%
Brazil	1.6%	15.3%	21.8%
Our Business Strategies and Company Strengths
Our principal business objective is to be the preferred provider of high-specification, floating rig drilling services to the oil and natural gas industry. We plan to achieve this objective by focusing on safety, operational excellence, cost management and continuing to develop strategic relationships with high-quality clients.

•
Enhanced focus on safety and operational excellence. In the current market with decreased demand for offshore drilling services, excelling in safety and operational ability is a key factor for success. Our management team is focused on providing quality drilling services for our existing clients by minimizing downtime and maximizing rig operational efficiency. We believe that we can develop a competitive advantage through our exceptional operating performance.

•
Efficiently manage costs while maintaining optionality and marketability. We have implemented company-wide cost-savings initiatives and are continuously decreasing our rig operating expenses while effectively maintaining our ability to restart idle rigs within a three month time frame. The significant reduction in our operating costs has positioned us to be successful through the current market downturn.

•
Continued development of strategic relationships with high-quality clients. Our future revenue is dependent upon major international and national oil companies as well as independent exploration and production companies resuming their exploration and development programs. Our existing and potential clients tend to take long-term approaches to the development of their projects, and we believe that our strong operational performance and efficient cost management will make us a preferred long-term partner.

We have a number of strengths that help us achieve our business strategies, including our high-specification, technologically advanced fleet, which represents a uniformity of assets that supports a competitive cost structure and optimal revenue capture. Our fleet is comprised of some of the newest and most technologically advanced drillships in the world. Each of our high-specification drillships is designed to operate in water depths of up to 12,000 feet. Furthermore, our ultra-deepwater drillships are self-propelled, dynamically positioned and suitable for drilling in remote locations. Our drillships are expected to achieve faster drilling and shorter transportation times between locations relative to older units in the market. The uniformity of our assets enables efficient and streamlined labor, maintenance, supply chain and operating support systems, which we believe will allow us to develop and maintain a competitive cost structure and maximize our revenue capture. Additionally, our drillships’ consistent technical specifications and equipment make spare parts and maintenance processes interchangeable, which reduces the capital requirements associated with keeping spare parts in stock, lowering maintenance and supply chain costs.

Risks
We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategies. These risks relate to, among others, changes in the offshore contract drilling industry, including supply and demand, utilization rates, dayrates, client drilling programs and commodity prices; a downturn in the global economy; hazards inherent in our industry and operations resulting in liability for personal injury or loss of life, damage to or destruction of property and equipment, pollution or environmental damage; inability to comply with covenants in our debt agreements; inability to finance capital projects; and inability to successfully enter into drilling contracts and employ our drillships.
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

•
We may not be able to secure future drilling contracts or extensions to existing drilling contracts with new or existing clients on commercially favorable terms or at all or utilize the IMA to secure future drilling opportunities with Chevron.

•
An oversupply of rigs competing with our rigs has depressed the demand and contract prices for ultra-deepwater rigs, which could adversely affect our financial position, results of operations or cash flows.

•
We have a limited asset base and currently rely on two client accounts. The loss of any client or significant downtime on any drillship could adversely affect our financial position, results of operations or cash flows.

Clients
A significant number of the most active participants in the ultra-deepwater segment of the offshore exploration and production industry are either national oil companies, major oil and gas companies or well-capitalized large independent oil and gas companies.
During the years ended December 31, 2015, 2014 and 2013, the percentage revenues earned from our clients was as follows:

	Years Ended December 31,
	2015	2014	2013
Chevron	81.2%	67.4%	55.6%
Total	17.2%	17.3%	22.6%
Petrobras	1.6%	15.3%	21.8%
Contract Backlog
Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of February 23, 2016, our contract backlog was approximately $1.3 billion and was attributable to revenues we expect to generate on the Pacific Bora, the Pacific Scirocco, the Pacific Santa Ana and the Pacific Sharav under drilling contracts with Chevron and Total. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also including mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contract.
The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors. Our contracts customarily provide for termination at the election of the client with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig, our bankruptcy, sustained unacceptable performance by us or delivery of a rig beyond certain grace and/or liquidated damages periods, an early termination payment is not required to be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.

The firm commitments that comprise our $1.3 billion contract backlog as of February 23, 2016, are as follows:

Rig	Contracted Location	Client	Contract Backlog(a)	Contractual Dayrate(a)(b)	Average Contract Backlog Revenue Per Day(a)	Contract Commencement	Expected Contract Duration
Pacific Bora	Nigeria	Chevron	$111,321	$586	$602	August 26, 2011	5 years
Pacific Scirocco	Nigeria	Total	$162,311	$499	$499	December 31, 2011	5 years and 8 days
Pacific Santa Ana	U.S. Gulf of Mexico	Chevron	$242,134	$490	$552	March 21, 2012	5 years and 38 days
Pacific Sharav	U.S. Gulf of Mexico	Chevron	$783,005	$558	$611	August 27, 2014	5 years

(a)	In thousands. Based on signed drilling contracts and signed commitments as further described above.

(b)	Based on current contractual dayrate amounts, subject to any applicable escalation provisions.
Drilling Contracts
We typically provide drilling services on a “dayrate” contract basis. Under dayrate contracts, the drilling contractor provides a drilling rig and rig crews and charges the client a fixed amount per day regardless of the number of days needed to drill the well. The client bears substantially all of the ancillary costs of constructing the well and supporting drilling operations, as well as the economic risk relative to the success of the well. In addition, dayrate contracts usually provide for a lump sum amount for mobilizing the rig to the well location and a reduced dayrate when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other conditions beyond the contractor’s control. A dayrate drilling contract generally covers either the drilling of a single well or group of wells or has a stated term. These contracts may generally be terminated by the client in the event the drilling unit is damaged, destroyed or lost or if drilling operations are suspended for an extended period of time as a result of a breakdown of equipment, “force majeure” events beyond the control of either party or upon the occurrence of other specified conditions. In addition, drilling contracts with certain clients may be cancelable, without cause, with little or no prior notice but are usually subject to early termination payments. In some instances, the dayrate contract term may be extended by the client exercising options for the drilling of additional wells or for an additional length of time at fixed or mutually agreed terms, including dayrates.
Competition
The contract drilling industry is highly competitive. Demand for contract drilling and related services is influenced by a number of factors, including the current and expected prices of oil and natural gas and the capital expenditure plans of oil and natural gas companies for exploration and development of oil and natural gas. In addition, demand for drilling services remains dependent on a variety of political and economic factors beyond our control, including worldwide demand for oil and natural gas, the ability of OPEC to set and maintain production levels and pricing, the level of production of non-OPEC countries, local infrastructure and human resources constraints, and the policies of the various governments regarding exploration and development of their oil and natural gas reserves.
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
We believe that the market for drilling contracts will continue to be highly competitive for the foreseeable future. We believe that our fleet of high-specification drillships provides us with a competitive advantage over competitors with older fleets, as high-specification drilling units are generally better suited to meet the requirements of clients for drilling in deepwater, complex geological formations with challenging well profiles. However, certain competitors may have greater financial resources than we do, which may enable them to better withstand periods of low utilization and compete more effectively on the basis of price.

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
Governmental Regulation/Environmental Issues
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
We, as an independent drilling contractor operating in Nigeria, are subject to Petroleum (Drilling and Production) Amendment Regulations 1988 (the “Regulations”) which require us to be accredited with the Department of Petroleum Resources (the “DPR”). The Guidelines and Application Form for Oil & Gas Industry Service Permit issued by the DPR (the “DPR Guidelines”) require that we are accredited and issued with a permit by the DPR (the “DPR Permit”) in order to carry out the services in the industry. We have received and must annually renew the DPR permit in accordance with the DPR Guidelines. In addition to the DPR permit, under the Local Content Act (as defined below), we are required to be registered with the Joint Qualification System (“JQS”). The Nigerian Petroleum Exchange (“NIPEX”) administers the JQS. NIPEX is required to pre-qualify companies and categorize them into its database as a prerequisite for any company intending to offer services in the industry and forms the basis for an invitation to tender for contracts. Under the Regulations we are also required to obtain a valid license prior to operating a drilling rig (a “Drilling Rig Permit”). A Drilling Rig Permit is granted by the Minister of Petroleum Resources (“Minister”) or any other public officer in the Ministry authorized by the Minister in writing in that regard.
Our operations are also subject to the provisions of the Environmental Guidelines and Standards for the Petroleum Industry of Nigeria (“EGASPIN” or the “Guidelines”) which establish a uniform monitoring and control program in relation to discharges arising from oil exploration and development in Nigeria.
The Nigerian Oil and Gas Industry Content Development Act, 2010 (the “Local Content Act”) was enacted to provide for the development, implementation and monitoring of Nigerian content in the oil and gas industry and places particular emphasis on the promotion of Nigerian content among companies bidding for contracts in the oil and gas industry rather than the equity distribution of the relevant companies. The Local Content Act requires contractors within the oil and gas industry to comply with the minimum Nigerian Content specified for each particular project item, service or product specification as set out in Schedule A of the Local Content Act (the “Schedule”). The Schedule provides the parameters and minimum level/percentages to be utilized in determining and measuring Nigerian Content in the composite human, material resources and services applied by operators and contractors in any project in the industry. The most relevant categories under the Schedule for us fall under the headings of “Well and Drilling Services/Petroleum Technology” and “Exploration, Subsurface, Petroleum

Engineering and Seismic.” The activities listed therein include: “Producing Drilling Services” and “Drilling Rigs Semi-submersibles/Jack ups/others” which both apply to us. For offshore drilling services within the above referenced categories the minimum required Nigerian Content for the provision of such services provided in the Schedule is stated in terms of “Manhours” (i.e. human resources); and is 85% and 55%, respectively. In the event there is insufficient Nigerian capacity to satisfy the minimum percentages prescribed in the Schedule, the Minister may authorize the continued importation of the relevant item or personnel for a maximum period of three years from the commencement of the Local Content Act. This implies that the Minister may grant a waiver for up to a maximum of three years from the commencement of the Local Content Act (i.e. by 2013). Subject to any amendments to the Local Content Act, and/or guidelines issued by the Nigerian Content Monitoring Board (“NCMB”) clarifying certain provisions of the Local Content Act, all entities must comply with the provisions of the Local Content Act.
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
C. ORGANIZATIONAL STRUCTURE
For a full listing of our subsidiaries, see Exhibit 8.1. All subsidiaries are, indirectly or directly, wholly-owned by us, except for Pacific International Drilling West Africa Limited (“PIDWAL”) and Pacific Drillship Nigeria Limited (“PDNL”). See “Joint Venture, Agency and Sponsorship Relationships” below for additional information.
As of February 23, 2016, Quantum Pacific Group owned 150.0 million shares, or approximately 71.0% of our total outstanding common shares. The common shares owned by the Quantum Pacific Group are held by Quantum Pacific (Gibraltar) Limited, a wholly-owned subsidiary of Quantum Pacific International Limited, the indirect ultimate owner of which is a discretionary trust in which Mr. Idan Ofer is the primary beneficiary.
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
We are party to a Nigerian joint venture, PIDWAL, with Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech owns 51% of PIDWAL and PIDWAL has a 50% ownership interest in two of our rig holding subsidiaries, Pacific Bora Ltd. and Pacific Scirocco Ltd. PIDWAL’s interest in the rig holding subsidiaries is held through a holding company of PIDWAL, PDNL. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Likewise PIDWAL will not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Derotech also performs marketing services for PIDWAL and an affiliate of Derotech acts as one of PIDWAL’s logistics agents.

D. PROPERTY, PLANT AND EQUIPMENT
Our Fleet

The following table sets forth certain information regarding our fleet of high-specification drillships as of February 23, 2016:

Rig Name	Delivered	Water Depth(in feet)	Drilling Depth(in feet)	Customer
Pacific Bora(a)	2010	10,000	37,500	Chevron
Pacific Scirocco	2011	12,000	40,000	Total
Pacific Santa Ana	2011	12,000	40,000	Chevron
Pacific Sharav	2014	12,000	40,000	Chevron
Pacific Mistral	2011	12,000	37,500	Available
Pacific Khamsin	2013	12,000	40,000	Available
Pacific Meltem	2014	12,000	40,000	Available

(a)	Maximum water depth could be extended to up to 12,000 feet with drillship modifications.
The indebtedness under our 2020 Senior Secured Notes, the Senior Secured Term Loan B, the 2013 Revolving Credit Facility and certain future obligations are collateralized by a first preferred mortgage over the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana. The indebtedness under our 2017 Senior Secured Notes is secured by a first-priority security interest (subject to exceptions) in the Pacific Khamsin. The indebtedness under our SSCF is secured by a first-priority security interest (subject to exceptions) in the Pacific Sharav and the Pacific Meltem. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” and Note 5 to the Company’s Consolidated Financial Statements in this annual report for a more detailed description of the terms of our debt financings.
Properties
We maintain our principal executive office and our registered office in Luxembourg and our operational headquarters in Houston, Texas. We also provide technical, operational and administrative support from our offices in Brazil and Nigeria.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
There are no written comments provided by the staff of the SEC regarding our periodic reports that remain unresolved as of the date of the filing of this Form 20-F with the SEC.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis should be read in conjunction with Item 3, “Selected Financial Data” and the accompanying financial statements and related notes included elsewhere in this annual report. In addition, the following discussion and analysis should be read in conjunction with the financial statements in Item 18, “Financial Statements”.
A. OPERATING RESULTS
Overview
Throughout 2015, oil prices exhibited great volatility and declined significantly. This sustained decline led many of our existing and potential clients to delay or cancel various exploration and development programs, which resulted in an extremely slow pace of drilling contract execution. We expect the pace of executing drilling contracts for the global floater fleet to remain stagnant in the near to mid-term, resulting in excess capacity, lower dayrates and continued idle time for many rigs.
Despite the downturn in the offshore drilling industry in 2015, our revenues for the year ended December 31, 2015 were in line with the year ended December 31, 2014, primarily as result of revenues earned on firm contracts entered into before the steep decline in oil prices. Additionally, due to Company-wide cost savings measures implemented in the early part of 2015, our direct rig related operating expenses for the year ended December 31, 2015 were in line with the year ended December 31, 2014, despite approximately 20% more rig months in 2015 compared to 2014.
Operationally, our fleet of drillships achieved an average revenue efficiency of 94.7% for the year ended December 31, 2015, compared to 93.1% during the year ended December 31, 2014.

Our historical results of operations reflect the period of operations from our fleet from the date each drillship was placed into service; however, our future results of operations may not be comparable to the historical results of operations for the periods presented.
Factors Affecting our Results of Operations
The primary factors that have affected our historical operating results and are expected to impact our future operating results include:

•	market conditions, including the volatility of oil prices;

•	our clients’ reduced capital expenditure budgets;

•	the number of drillships in our fleet;

•	dayrates earned by our drillships;

•	utilization rates of drillships industry-wide;

•	operating expenses of our drillships;

•	administrative expenses;

•	interest and other financial items; and

•	tax expenses.
Our revenues are derived primarily from the operation of our drillships at fixed daily rates, which depend principally upon the number and availability of our drillships, the dayrates received and the number of days utilized. We recognize revenues from drilling contracts as services are performed upon contract commencement.
Additionally, we may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to rigs. Revenues earned and incremental costs incurred directly related to contract preparation and mobilization are deferred and recognized over the primary term of the drilling contract.
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
Our expenses consist primarily of operating expenses, depreciation, administrative expenses, interest and other financial expenses and tax expenses. Operating expenses include the remuneration of offshore crews and onshore supervision staff, as well as expenses for onshore support offices, repairs and maintenance.
Depreciation expense is based on the historical cost of our drillships and other property and equipment and recorded on a straight-line basis over the estimated useful lives of each class of assets. The estimated useful lives of our drillships and their related equipment ranges from 15 to 35 years. We begin recording depreciation expense once all activities necessary to prepare the asset for its intended use are complete, which is either the date of contract commencement or the date the drillship is placed into service.
General and administrative expenses include the costs of management and administration of our Company, such as the labor costs of our corporate employees and remuneration of our directors.
Interest expense primarily depends on our overall level of indebtedness and interest rates. Interest is capitalized based on the costs of new borrowings attributable to qualifying new construction or at the weighted-average cost of debt outstanding during the period of construction. We capitalize interest costs for qualifying new construction from the point borrowing costs are incurred for the qualifying new construction and cease when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete, which is either the date of contract commencement or the date the drillship is placed into service.
Our tax expenses reflect current and deferred tax expenses. In general, our income tax expense results primarily from the taxable income on our drillship operations.

Results of Operations
Year ended December 31, 2015 compared to Year ended December 31, 2014
The following table provides a comparison of our consolidated results of operations for the years ended December 31, 2015 and 2014:

	Years Ended December 31,
	2015	2014	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$1,085,063	$1,085,794	$(731)	—%
Costs and expenses
Operating expenses	(431,261)	(459,617)	28,356	6%
General and administrative expenses	(55,511)	(57,662)	2,151	4%
Depreciation expense	(243,457)	(199,337)	(44,120)	22%
Loss from construction contract rescission	(40,155)	—	(40,155)	100%
Operating income	314,679	369,178	(54,499)	15%
Other expense
Interest expense	(156,361)	(130,130)	(26,231)	20%
Other expense	(3,217)	(5,171)	1,954	38%
Income before income taxes	155,101	233,877	(78,776)	34%
Income tax expense	(28,871)	(45,620)	16,749	37%
Net income	$126,230	$188,257	$(62,027)	33%
Revenues. Revenues for the year ended December 31, 2015 were in line with the year ended December 31, 2014 because of an increase from higher revenue efficiency and higher average contractual dayrates in 2015 offset by a decrease in the amortization of deferred revenue.
During the year ended December 31, 2015, our operating fleet of drillships achieved an average revenue efficiency of 94.7%, compared to 93.1% during the year ended December 31, 2014. Average contractual dayrates for the years ended December 31, 2015 and 2014 were $556,000 and $518,000, respectively.

During the year ended December 31, 2015, amortization of deferred revenue decreased to $86.3 million from $109.2 million during the year ended December 31, 2014. The decrease in the amortization of deferred revenue was primarily due to completion of the primary contract term for the Pacific Bora in August 2014 and for the Pacific Mistral in February 2015, partially offset by a full year of deferred revenue recognition in 2015 for the Pacific Sharav. Contract drilling revenue for the years ended December 31, 2015 and 2014 also included reimbursable revenues of $28.8 million and $28.7 million, respectively.

Operating expenses. The following table summarizes operating expenses:

	Years Ended December 31,
	2015	2014
	(in thousands)
Direct rig related operating expenses, net	$345,504	$346,475
Reimbursable costs	27,286	26,022
Shore-based and other support costs	32,520	35,947
Amortization of deferred costs	25,951	51,173
Total	$431,261	$459,617
Direct rig related operating expenses for the year ended December 31, 2015 were in line with the year ended December 31, 2014 despite approximately 20% more rig months in 2015 compared to 2014 due to our cost savings measures.
Reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between periods. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins.
The decrease in amortization of deferred costs was primarily due to completion of the primary contract term for the Pacific Bora in August 2014 and for the Pacific Mistral in February 2015, partially offset by the additional deferred costs for the Pacific Sharav.
Direct rig related operating expenses and shore-based and other support costs divided by the number of operating rig days were as follows:

	Years Ended December 31,
	2015	2014
	(in thousands, amounts per operating rig per day)
Direct rig related operating expenses, net	$149.1	$177.6
Shore-based and other support costs	14.0	18.4
Total	$163.1	$196.0
The decrease in direct rig related operating expenses per operating rig per day for the year ended December 31, 2015 was attributable to cost saving measures implemented on both operating and smart stacked drillships.
The decrease in shore-based and other support costs per operating rig per day for the year ended December 31, 2015 was due to a significant reduction in Brazil office overhead, leveraging our shore-based resources to service a larger fleet, as well as the implementation of cost savings measures.
General and administrative expenses. The decrease in general and administrative expenses for the year ended December 31, 2015 was due to our cost savings measures.
Depreciation expense. The increase in depreciation expense for the year ended December 31, 2015 related to the depreciation expense incurred on the Pacific Sharav and the Pacific Meltem, after being placed into service on August 27, 2014 and August 25, 2015 respectively.
Loss on construction contract rescission. We recognized a $40.2 million loss in 2015 in connection with the rescission of the Construction Contract for the Pacific Zonda. See Note 4 to the Company’s Consolidated Financial Statements in this annual report for additional information.

Interest expense. The following table summarizes interest expense:

	Years Ended December 31,
	2015	2014
	(in thousands)
Interest	$(183,800)	$(185,261)
Realized losses on interest rate swaps	(9,643)	(6,959)
Capitalized interest	37,082	62,090
Interest expense	$(156,361)	$(130,130)
The increase in interest expense for the year ended December 31, 2015 was primarily due to a reduction in capitalized interest resulting from placing the Pacific Sharav and the Pacific Meltem into service.
Other expense. The decrease in other expense was due primarily to lower foreign currency exchange losses.
Income taxes. The decrease in income tax expense was primarily due to a decrease in uncertain tax positions. The decrease was partially offset by an increase in taxes for the full year of operations for the Pacific Sharav and changes in our tax structures in certain jurisdictions.
The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues or at high effective tax rates versus pre-tax book income or at low effective tax rates and (c) our rig operating structures. Consequently, our income tax expense does not necessarily change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. During the years ended December 31, 2015 and 2014, our effective tax rate was 18.6% and 19.5%, respectively.
Our effective tax rate for the year ended December 31, 2015 decreased primarily as a result of a decrease in uncertain tax positions. The decrease was partially offset by the negative impact of changes in our tax structures in certain jurisdictions.

Year ended December 31, 2014 compared to Year ended December 31, 2013
The following table provides a comparison of our consolidated results of operations for the years ended December 31, 2014 and 2013:

	Years Ended December 31,
	2014	2013	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$1,085,794	$745,574	$340,220	46%
Costs and expenses
Operating expenses	(459,617)	(337,277)	(122,340)	36%
General and administrative expenses	(57,662)	(48,614)	(9,048)	19%
Depreciation expense	(199,337)	(149,465)	(49,872)	33%
Operating income	369,178	210,218	158,960	76%
Other expense
Costs on interest rate swap termination	—	(38,184)	38,184	100%
Interest expense	(130,130)	(94,027)	(36,103)	38%
Total interest expense	(130,130)	(132,211)	2,081	2%
Costs on extinguishment of debt	—	(28,428)	28,428	100%
Other expense	(5,171)	(1,554)	(3,617)	233%
Income before income taxes	233,877	48,025	185,852	387%
Income tax expense	(45,620)	(22,523)	(23,097)	103%
Net income	$188,257	$25,502	$162,755	638%
Revenues. The increase in revenues for the year ended December 31, 2014 resulted primarily from a full year of operations from the Pacific Khamsin and the inclusion of a partial year of operations from the Pacific Sharav, which commenced earning revenues on August 27, 2014.
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
Operating expenses. The increase in operating expenses for the year ended December 31, 2014 was primarily due to a full year of operations from the Pacific Khamsin and the inclusion of a partial year of operations from the Pacific Sharav.

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
The increase in direct rig related operating expenses per operating rig per day for the year ended December 31, 2014 as compared to the prior year was attributable to customary annual cost escalations.
General and administrative expenses. The increase in general and administrative expenses related to planned employee headcount additions required to support the increase in our fleet of drillships. Additionally, general and administrative expenses for the year ended December 31, 2014 included $1.8 million in lease termination and office relocation expenses associated with our Houston office move.
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
The increase in interest expense for the year ended December 31, 2014 resulted primarily from increased borrowings under the SSCF and commitment fees under the 2013 Revolving Credit Facility entered into in February 2013 and June 2013, respectively. The costs on interest rate swap termination of $38.2 million for the year ended December 31, 2013 was due to the PFA Refinancing in June 2013. In connection with the PFA Refinancing, we terminated certain interest rate swaps and their related liabilities. As a result, we reclassified $38.2 million of losses on the hedge designated portion of the PFA interest rate swaps previously recognized in accumulated other comprehensive income to interest expense. The decrease in capitalized interest for the year ended December 31, 2014 as compared to the year ended December 31, 2013 resulted primarily from placing the Pacific Sharav into service on August 27, 2014.
Costs of debt extinguishment. The costs of debt extinguishment for the year ended December 31, 2013 were primarily due to the write-off of $27.6 million in unamortized deferred financing costs and prepayment penalties incurred as a result of the PFA Refinancing.
Other expense. The increase in other expense primarily related to currency exchange fluctuations.
Income taxes. The increase in income tax expense was primarily due to a full year of operations for the Pacific Khamsin, the commencement of operations of the Pacific Sharav on August 27, 2014, and the increased dayrate for the Pacific Bora.
The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues or at high effective tax rates versus pre-tax book income or at low effective tax rates, and (c) our rig operating structures. Consequently, our income tax expense does not change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. During the years ended December 31, 2014 and 2013, our effective tax rate was 19.5% and 46.9%, respectively. The tax rate for the year ended December 31, 2013 was negatively impacted by the costs of the interest rate swap termination and extinguishment of debt related to the PFA Refinancing. Without the impact of these costs, the effective tax rate for the year ended December 31, 2013 was 19.6%.
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
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions impact the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, long-term receivable, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.
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
Property and equipment. As of December 31, 2015, property and equipment was $5.1 billion, which represented 88% of our total assets. The carrying value of our property and equipment consists primarily of our high-specification drillships that are recorded at cost less accumulated depreciation.
We also capitalize interest costs on newbuild drillships from the point borrowing costs are incurred for the qualifying new construction and cease when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete.
We estimate useful lives and salvage values by applying judgments and assumptions that reflect both historical experience and expectations regarding future operations and asset performance. We depreciate the cost value assigned to the hull of the drillship to its salvage value on a straight-line basis over the estimated useful life of 35 years. Drilling equipment is primarily depreciated on a straight-line basis over an estimated useful life of 15 years with generally no assigned salvage value. Applying different judgments and assumptions to useful lives and salvage values would likely result in materially different net carrying amounts and depreciation expense for our drillships.

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
During the second and fourth quarters of 2015, we tested for impairment based on impairment indicators noted in the period. We performed a recoverability test and determined that the estimated undiscounted cash flows of our high-specification drillships significantly exceeded their carrying amount. As a result, no impairment loss was recorded.
Contingencies. We record liabilities for estimated loss contingencies when we believe a loss is probable and the amount of the probable loss can be reasonably estimated. Once established, we adjust the estimated contingency loss accrual for changes in facts and circumstances that alter our previous assumptions with respect to the likelihood or amount of loss.
Income taxes. Income taxes are provided based upon the tax laws and rates in the countries in which our subsidiaries are registered and where their operations are conducted and income and expenses are earned and incurred, respectively. We recognize deferred tax assets and liabilities for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the applicable enacted tax rates in effect in the year in which the asset is realized or the liability is settled. A valuation allowance for deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.
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
B. LIQUIDITY AND CAPITAL RESOURCES
Our principal sources of liquidity are from cash flows generated from operating activities and borrowings from various debt financings, each as described in Note 5 to the Company’s Consolidated Financial Statements in this annual report.

We centrally manage our funding and treasury activities in accordance with corporate policies to ensure appropriate levels of liquidity, comply with debt covenants, maintain adequate levels of insurance and balance exposures to market risks. Cash and cash equivalents are held mainly in United States Dollars and Nigerian Naira. Most of our contract drilling revenues are received monthly in arrears and most of our operating costs are paid on a monthly basis.
As of December 31, 2015, we had $116.0 million of cash and cash equivalents. In addition, as of February 23, 2016, we have access to borrow up to $500.0 million under our 2013 Revolving Credit Facility, less outstanding borrowings of $50.0 million, and subject to restrictions described in Note 5 to the Company’s Consolidated Financial Statements in this annual report. The 2013 Revolving Credit Facility matures in June 2018.
Our liquidity requirements include meeting ongoing working capital needs, repaying our outstanding indebtedness and maintaining adequate credit facilities or cash balances to compensate for the effects of fluctuations in operating cash flows. Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs and debt repayments. Our ability to meet these liquidity requirements will depend in large part on our future operating and financial performance as well as market conditions, including our ability to enter into new drilling contracts for our vessels.
Primary sources of funds for our short-term liquidity needs are expected to be our cash balances and cash flow generated from operating and financing activities, which includes availability under the 2013 Revolving Credit Facility. We believe that these sources will provide sufficient liquidity over the next twelve months to fund our working capital needs and scheduled payments on our long-term debt. We expect to fund our long-term liquidity requirements through operating and financing activities. For additional information, see Item 3, “Risk Factors—Risks Related to Our Business—Our substantial indebtedness could adversely affect our financial position and business prospects.”
On October 26, 2015, we repaid all amounts outstanding under the 2014 Revolving Credit Facility, and, in connection with our rescission of the Construction Contract for the Pacific Zonda, the 2014 Revolving Credit Facility was terminated effective as of October 30, 2015.
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
Share Repurchase Program and Dividends
In 2014, our shareholders approved a share repurchase program for the repurchase of 8.0 million shares of our common stock through May 20, 2016. The Board of Directors then authorized the expenditure of up to $30.0 million for share repurchases. In May 2015, we completed this program by repurchasing 7.3 million shares of our common stock for a total of $30.0 million at an average price of $4.12 per share. At our annual general meeting of shareholders in May 2015, a new share repurchase program was approved for the repurchase up to 10.0 million shares of our common stock through May 2017; however, no shares have been repurchased under this program and our existing credit facilities prohibit us from paying dividends and repurchasing shares through March 31, 2018.
Capital Expenditures
Following our rescission of the Construction Contract for the Pacific Zonda, we have no material commitments for capital expenditures related to the construction of a newbuild drillship. We do, however, expect to incur capital expenditures for purchases in the ordinary course of business as described further under purchase obligations in Item 5.F, “Tabular Disclosure of Contractual Obligations.”

Sources and Uses of Cash
Year ended December 31, 2015 compared to Year ended December 31, 2014
The following table provides a comparison of our net cash provided by operating activities for the years ended December 31, 2015 and 2014:

	Years Ended December 31,
	2015	2014	Change
	(in thousands)
Cash flow from operating activities:
Net income	$126,230	$188,257	$(62,027)
Depreciation expense	243,457	199,337	44,120
Amortization of deferred revenue	(86,276)	(109,208)	22,932
Amortization of deferred costs	25,951	51,173	(25,222)
Amortization of deferred financing costs	11,278	10,416	862
Amortization of debt discount	1,015	817	198
Write-off of unamortized deferred financing costs	5,965	—	5,965
Loss from construction contract rescission	38,084	—	38,084
Deferred income taxes	9,840	18,661	(8,821)
Share-based compensation expense	12,534	10,484	2,050
Changes in operating assets and liabilities, net	34,068	26,473	7,595
Net cash provided by operating activities	$422,146	$396,410	$25,736
The increase in net cash provided by operating activities was primarily due to collections of fleet revenue at higher contractual dayrates and contributions from the implementation of cost savings measures for the year ended December 31, 2015.
The following table provides a comparison of our net cash used in investing activities for the years ended December 31, 2015 and 2014:

	Years Ended December 31,
	2015	2014	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(181,458)	$(1,136,205)	$954,747
Net cash used in investing activities	$(181,458)	$(1,136,205)	$954,747
The decrease in capital expenditures resulted primarily from decreased newbuild drillship construction activities. The payments in 2014 included the final payments for the Pacific Sharav and the Pacific Meltem, and milestone payments for the Pacific Zonda to SHI.

The following table provides a comparison of our net cash provided by (used in) financing activities for the years ended December 31, 2015 and 2014:

	Years Ended December 31,
	2015	2014	Change
	(in thousands)
Cash flow from financing activities:
Net proceeds (payments) from shares issued under share-based compensation plan	$(536)	$95	$(631)
Proceeds from long-term debt	315,000	760,000	(445,000)
Payments on long-term debt	(581,083)	(41,833)	(539,250)
Payments for financing costs	(4,070)	(7,569)	3,499
Purchases of treasury shares	(21,760)	(7,227)	(14,533)
Net cash provided by (used in) financing activities	$(292,449)	$703,466	$(995,915)
The increase in cash used in financing activities for the year ended December 31, 2015 resulted from the repayment of $286.5 million for the 2015 Senior Unsecured Bonds at maturity, higher amortization payments, payments to reduce outstanding debt, lower debt amounts drawn, and higher amounts used to purchase treasury shares.

Year ended December 31, 2014 compared to Year ended December 31, 2013
The following table provides a comparison of our net cash provided by operating activities for the years ended December 31, 2014 and 2013:

	Years Ended December 31,
	2014	2013	Change
	(in thousands)
Cash flow from operating activities:
Net income	$188,257	$25,502	$162,755
Depreciation expense	199,337	149,465	49,872
Amortization of deferred revenue	(109,208)	(72,515)	(36,693)
Amortization of deferred mobilization costs	51,173	39,479	11,694
Amortization of deferred financing costs	10,416	10,106	310
Amortization of debt discount	817	445	372
Write-off of unamortized deferred financing costs	—	27,644	(27,644)
Costs on interest rate swap termination	—	38,184	(38,184)
Deferred income taxes	18,661	(3,119)	21,780
Share-based compensation expense	10,484	9,315	1,169
Changes in operating assets and liabilities, net	26,473	6,081	20,392
Net cash provided by operating activities	$396,410	$230,587	$165,823
The increase in net cash provided by operating activities for the year ended December 31, 2014 was primarily due to a full year of operations from the Pacific Khamsin, which commenced operations on December 17, 2013 and a partial year of operations from the Pacific Sharav, which commenced operations on August 27, 2014.

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

The increase in capital expenditures for the year ended December 31, 2014 resulted primarily from higher payments for our drillships under construction, including the final payments to SHI for the Pacific Sharav and the Pacific Meltem at delivery and progress payments to SHI for the Pacific Zonda. The change in restricted cash is the result of the PFA Refinancing on June 3, 2013, which released the restrictions on certain of our cash accounts.
The following table provides a comparison of our net cash provided by financing activities for the years ended December 31, 2014 and 2013:

	Years Ended December 31,
	2014	2013	Change
	(in thousands)
Cash flow from financing activities:
Net proceeds (payments) from shares issued under share-based compensation plan	$95	$—	$95
Proceeds from long-term debt	760,000	1,656,250	(896,250)
Payments on long-term debt	(41,833)	(1,480,000)	1,438,167
Payments for costs on interest rate swap termination	—	(41,993)	41,993
Payments for financing costs	(7,569)	(62,684)	55,115
Purchases of treasury shares	(7,227)	—	(7,227)
Net cash provided by financing activities	$703,466	$71,573	$631,893
The increase in cash from financing activities for the year ended December 31, 2014 resulted primarily from the $360.0 million and $400.0 million SSCF drawdowns for the final payments of the Pacific Sharav and the Pacific Meltem, respectively. The increase was partially offset by payments of $41.8 million on long-term debt in 2014.
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
Description of Indebtedness
7.25% Senior Secured Notes due 2017. In November 2012, Pacific Drilling V Limited, our indirect, wholly-owned subsidiary, completed a private placement to eligible purchasers of $500.0 million in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due 2017 to fund the final construction costs related to the Pacific Khamsin. The 2017 Senior Secured Notes were sold at 99.483% of par, bear interest at 7.25% per annum, which is payable semiannually on June 1 and December 1, and mature on December 1, 2017.
Senior Secured Credit Facility Agreement. On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, and we, as guarantor, entered into a senior secured credit facility agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem. On November 5, 2015, we entered into Amendment No. 5 to the SSCF to, among other items, amend certain of the financial covenants. A copy of Amendment No. 5 is filed herewith as Exhibit 4.35 and incorporated herein by reference.

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
2013 Revolving Credit Facility. On June 3, 2013, we entered into the 2013 Revolving Credit Facility, which as amended, permits loans to be extended up to a maximum limit of $500.0 million and permits letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $500.0 million overall facility limit. On November 5, 2015, we entered into the Fifth Amendment to the 2013 Revolving Credit Facility to, among other items, amend certain financial covenants and increase the cash borrowing availability. A copy of the Fifth Amendment is attached hereto as Exhibit 4.36 and incorporated herein by reference.
2014 Revolving Credit Facility. On October 26, 2015, we repaid all amounts outstanding under the 2014 Revolving Credit Facility, and, in connection with our rescission of the Construction Contract for the Pacific Zonda, the 2014 Revolving Credit Facility was terminated effective as of October 30, 2015.

See Note 5 to the Company’s Consolidated Financial Statements for additional information.
Customs bonds
As of December 31, 2015, we were contingently liable under certain customs bonds totaling approximately $227.9 million issued as security in the normal course of our business. See Note 12 to the Company’s Consolidated Financial Statements.
Derivative Instruments and Hedging Activities
We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates and to meet our debt covenant requirements. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. See Note 10 to the Company’s Consolidated Financial Statements.
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
Drilling Rig Supply
Across the industry, there have been no orders placed since April 2014 to build additional high-specification semi-submersibles or drillships, and within the last year, there have been several delays in delivery dates and canceled orders for new drillships. We estimate there are approximately 43 high-specification rigs delivered or scheduled for delivery from January 1, 2016 until the end of 2018, at least 16 of which have not yet been announced as being under contract for clients. Additionally, as a result of significantly reduced contracting activity, 20-25 rigs in the ultra-deepwater drilling industry sector have been removed from the actively marketed fleet through cold stacking or scrapping. This trend along with additional delays in delivery dates and cancellations of existing orders for high-specification rigs could continue as the offshore drilling market remains weak. The supply of high-specification units through the end of 2018 can be estimated as a range between 115 and 130. Beyond this time frame, the supply is uncertain and any projections have diminished predictive value.
Drilling Rig Demand
Demand for our drillships is a function of the worldwide levels of offshore exploration and development spending by oil and gas companies, which is influenced by a number of factors. The type of projects that modern drillships undertake are generally located in deeper water, more remote locations and are more capital intensive and longer lasting than projects using older or less capable drilling rigs. Long-term expectations about future oil prices have historically been the key driver for deepwater and high-specification exploration and development spending. Although dayrates and utilization for modern drillships have in the past been less sensitive to short-term oil price movements than those of older or less capable drilling rigs, the recent sustained declines in oil prices have significantly impacted the number of projects available for modern drillships.
Since the fourth quarter of 2014, oil prices have exhibited great volatility, declining significantly. The current prices are at a level that has rendered many deepwater projects uneconomic and may continue to do so through 2016 and into 2017. The duration of weakness in long-term oil prices remains uncertain.
Overall, 2015 saw an extremely slow pace for high-specification contracting activity compared to prior years. Approximately 30 rig years were contracted for the ultra-deepwater fleet industry-wide in 2015 compared to the 2012-2014 average of approximately 120 rig years contracted per year. Additionally, more than 40 drilling contracts were canceled in 2015 for various reasons, many of them without early termination payments.
Supply and Demand Balance
Since the end of 2014, capital expenditure budgets have significantly declined for many exploration and production companies, and the current utilization of modern drillships industry-wide is below 80%. We expect the utilization rate for ultra-deepwater drillships to continue to decrease throughout 2016.
We estimate that from January 1 through the end of 2016, approximately 34 - 38 high-specification rigs without currently confirmed client contracts will be available to commence operations. Additionally, multiple older, lower-specification ultra-deepwater and mid-water drillships and semisubmersibles have recently completed contracts without follow-on contracts. The mismatch of supply and demand has exerted considerable pressure on the market and resulted in very few signed drilling contracts and significantly lower dayrates than in past years for those rigs with contracts. While recent scrapping and cold stacking of older assets has lowered the total rig supply, supply of drilling rigs continues to exceed demand. The industry will need to see a steady increase in oil prices and continue to remove additional rigs from supply in order to rebalance the global fleet.
For more information on this and other risks to our business and our industry, please read “Risk Factors”.
E. OFF-BALANCE SHEET ARRANGEMENTS
Currently, we do not have any off-balance sheet arrangements.
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below sets forth our contractual obligations as of December 31, 2015:

Contractual Obligations	2016	2017-2018	2019-2020	Thereafter	Total
	(in thousands)
Long-term debt(a)	$89,583	$1,437,917	$1,360,833	$—	$2,888,333
Interest on long-term debt(b)	158,693	239,880	72,022	—	470,595
Operating leases	2,327	4,442	4,204	8,102	19,075
Purchase obligations(c)	66,396	—	—	—	66,396
Total contractual obligations(d)	$316,999	$1,682,239	$1,437,059	$8,102	$3,444,399

(a)	Includes current maturities of long-term debt. Amounts are based on principal balances, excluding debt discounts.

(b)
Interest payments are based on our existing outstanding borrowings as of December 31, 2015. Amounts assume no refinancing of existing long-term debt and no prepayments. For fixed rate debt, interest has been calculated using stated rates. For variable rate LIBOR based debt, interest has been calculated using current LIBOR as of December 31, 2015 and includes the impact of our outstanding interest rate swaps.

(c)
Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.

(d)
Contractual obligations do not include approximately $27.4 million of liabilities from unrecognized tax benefits related to uncertain tax positions, inclusive of interest and penalties, included on our consolidated balance sheet as of

December 31, 2015. We are unable to specify with certainty the future periods in which we may be obligated to settle such amounts.
Some of the figures included in the table above are based on estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the tables.
G. SAFE HARBOR
See “Forward-Looking Statements” in this annual report for additional information.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
Senior Management
We rely on the senior management of our principal operating subsidiaries to manage our business. Our senior management team is responsible for the day-to-day management of our operations. Members of our senior management are appointed from time to time by vote of the Board of Directors and hold office until a successor is elected and qualified. The current members of our senior management are:

Name	Age	Position
Christian J. Beckett	47	Chief Executive Officer
Paul T. Reese	46	Executive Vice President, Chief Financial Officer
Cees Van Diemen	62	Executive Vice President, Chief Operating Officer
Michael D. Acuff	45	Senior Vice President, Sales & Business Development
Lisa Manget Buchanan	55	Senior Vice President, General Counsel and Secretary
Richard E. Tatum	38	Vice President, Controller
Christian J. Beckett. Mr. Beckett has served as our Chief Executive Officer since April 2008 and as a member of our Board of Directors since March 11, 2011. Mr. Beckett has over 20 years of experience in the energy industry. Prior to joining us, he led the Strategic Business Development and Planning group at Transocean Ltd. from 2004 to 2008. Mr. Beckett served at McKinsey & Company, Inc. from 2001 to 2004, where he provided strategic and operating advice to global energy companies and governments, and from 1990 to 2001 he worked at Schlumberger Limited (“Schlumberger”) in a series of international management roles with increasing responsibilities. Mr. Beckett sits on the executive committee of the International Association of Drilling Contractors.
Mr. Beckett holds a Bachelor of Science in Exploration Geophysics from University College London and a Masters of Business Administration from Rice University.
Paul T. Reese. Mr. Reese joined Pacific Drilling in October 2008 and was appointed our Executive Vice President and Chief Financial Officer in February 2015. He was named Chief Financial Officer in February 2014, and previously served as our Vice President, Controller. Mr. Reese has been a finance professional in the oilfield services and E&P space for over 20 years. Prior to joining Pacific Drilling, he was Controller for the global Exploration and Development divisions at BHP Billiton Petroleum. From 1995 to 2007, Mr. Reese served in various financial management roles at Transocean Ltd., including Finance Director for the North and South America Business Unit, Assistant Vice-President for Audit and Advisory Services and Finance Manager for the Asia & Australia and South America Regions, with international posts in Asia and Central and South America. Prior to joining Transocean Ltd., Mr. Reese was an auditor in the Houston offices of Arthur Andersen LLP.
Mr. Reese holds a Bachelor of Arts in Economics and Managerial Studies and a Masters of Accounting from Rice University.
Cees Van Diemen. Mr. Van Diemen joined Pacific Drilling in 2009. He was appointed our Executive Vice President in February 2015, and has served as our Chief Operating Officer since August 2013. Prior to that, Mr. Van Diemen was our Vice President of Operations. Mr. Van Diemen has over 35 years of experience in the mobile offshore drilling industry and began his career offshore with Sedneth (now Transocean Ltd.) in 1977. His extensive industry experience includes 25 years at Noble Drilling Corporation, and its predecessor Neddrill, where he held various management positions of increasing responsibility working with jack-ups, semi-submersibles and drillships, with international posts in Europe, North and South America and West Africa.

Mr. Van Diemen concluded his national service duty as a first lieutenant in the army, and holds a Bachelor of Science in Automotive Engineering from the University of Apeldoorn in the Netherlands.
Michael Acuff. Mr. Acuff was appointed Senior Vice President of Sales and Business Development in June 2014, and is responsible for management and administration of our sales, contract acquisition and corporate planning activities. Mr. Acuff has more than 15 years of industry experience and most recently was Senior Vice President of Contracts and Marketing at Diamond Offshore Drilling, Inc., where he worked from 2010 to 2013. From 1999 to 2010, Mr. Acuff held various management positions of increasing responsibility in Marketing, Corporate Planning, Operations and Human Resources with Transocean Ltd. Prior to joining Transocean Ltd., Mr. Acuff served in the U.S. Army from 1993 to 1997 as Battery Executive Officer, Battalion Personnel Officer and Platoon Leader.
Mr. Acuff holds a Bachelor of Science in Civil Engineering from the University of Tennessee and an MBA in Finance from Rice University.
Lisa Manget Buchanan. Ms. Buchanan joined Pacific Drilling in August 2015 as Senior Vice President, General Counsel and Secretary. Ms. Buchanan has over 30 years of legal experience, most recently serving as Executive Vice President, General Counsel and Secretary and Chief Administrative Officer at Cal Dive International, Inc. from June 2006 to July 2015. From 1987 to 2006, she was an attorney at the law firm of Jones Walker LLP, first as an associate and then, commencing January 1994, as a partner.
Ms. Buchanan holds a Bachelor of Science degree in commerce from the University of Virginia and a Juris Doctorate from Louisiana State University Law Center.
Richard E. Tatum. Mr. Tatum was appointed as our Vice President Controller in March 2014 and serves as our Principal Accounting Officer. Mr. Tatum joined Pacific Drilling in October 2010, and prior to his appointment as Vice President Controller, served as our Director of Financial Reporting. Mr. Tatum has over 15 years of experience in offshore drilling and public accounting. Prior to joining Pacific Drilling, Mr. Tatum served at Frontier Drilling from 2009 until its merger with Noble Drilling Corporation in 2010. Mr. Tatum began his career as an auditor with Grant Thornton LLP where he held a variety of roles with increasing responsibilities, his most recent position being a Manager in Grant Thornton’s National Professional Standards Group.
Mr. Tatum received his Bachelor of Business Administration and Master in Professional Accounting degrees from the University of Texas at Austin and is a CPA.
Board of Directors
In accordance with Luxembourg law, our Board of Directors is responsible for administering our affairs and for ensuring that our operations are organized in a satisfactory manner.
Our Articles and Luxembourg law provide that our Board of Directors shall have no fewer than three members. Pursuant to our Articles, the directors are elected at a general meeting of the shareholders. Resolutions adopted at a general meeting of shareholders determine the number of directors comprising our Board of Directors, the remuneration of the members of our Board of Directors and the term of each director’s mandate. Directors may not be appointed for a term of more than six years but are eligible for re-election at the end of their term; however, our Directors are appointed for one-year terms. Directors may be removed at any time, with or without cause, by a resolution adopted at a general meeting of shareholders. If the office of a director becomes vacant, the other members of our Board of Directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

The current members of our Board of Directors are as follows:

Name	Age	Position
Ron Moskovitz	53	Chairman
Christian J. Beckett	47	Executive Director, Chief Executive Officer
Laurence N. Charney	68	Director
Jeremy Asher	57	Director
Sami Iskander	50	Director
Robert Schwed	66	Director
Paul Wolff	68	Director
Cyril Ducau	37	Director
Elias Sakellis	39	Director
Ron Moskovitz. Mr. Moskovitz was appointed as a director of the Company in March 2011, and serves as our Chairman of the Board, Chairman of our Nominating Committee and member of our Compensation Committee. Mr. Moskovitz is the Chief Executive Officer of Quantum Pacific (UK) LLP, a member of the Quantum Pacific Group, and serves as Chairman of Israel Corp., Israel’s largest holding company with its core holdings focused on industries that meet basic human, industrial and economic needs (e.g., fertilizers and specialty chemicals, energy, shipping and transportation) and as a director of Kenon Holdings Ltd. and Israel Chemicals Ltd. From July 2008 until December 2012, Mr. Moskovitz served as Chief Executive Officer of Quantum Pacific Advisory Limited. From July 2002 until November 2007, Mr. Moskovitz served as Senior Vice President and Chief Financial Officer of Amdocs Limited, and from 1998 until July 2002, he served as Vice President of Finance at Amdocs. Between 1994 and 1998, Mr. Moskovitz held various senior financial positions at Tower Semiconductor Ltd. and served on its board of directors from 2007 to September 2011.
Mr. Moskovitz is a CPA in Israel and holds a BA in Accounting and Economics from Haifa University and a Master of Business Administration from Tel Aviv University.
Laurence N. Charney. Mr. Charney was appointed as a director of the Company in April 2011, and serves as Chairman of our Audit Committee and a member of our Compensation Committee. Mr. Charney retired from Ernst & Young LLP (“Ernst & Young”) in June 2007, where, over the course of his more than 35-year career, he served as Partner, Practice Leader and Senior Advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, real estate, high-tech/software, media/entertainment, and non-profit sectors. His most recent affiliations have included board tenures with Marvel Entertainment, Inc. and Iconix Brand Group Inc. He has served on the board of TG Therapeutics, Inc. since April 2012 and Kenon Holdings Ltd. since May 2014. He also serves as an audit quality executive with Frankel, Loughran, Starr and Vallone LLP.
Mr. Charney, a CPA, is a graduate of Hofstra University with a Bachelors Degree in Business Administration (Accounting), and he also completed an Executive Masters program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and New York State Society of Certified Public Accountants.
Jeremy Asher. Mr. Asher was appointed as a director of the Company in April 2011, and serves as Chairman of our Compensation Committee and a member of our Audit Committee and Nominating Committee. Mr. Asher is currently Chairman of Agile Energy Limited, a privately held energy investment company, and Chairman of Tower Resources plc, an oil & gas exploration company. During the past five years, he has served as a director of Gulf Keystone Petroleum Ltd, an oil & gas exploration and production company; and a director of Oil Refineries Limited, an independent refiner and petrochemicals producer. Until 2008 he served as a director of Process Systems Enterprise Limited, a developer of process simulation software. Since 2001, Mr. Asher has also served as a director and financial investor in various other enterprises.
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
Sami Iskander. Mr. Iskander was appointed as a director of the Company in September 2013 and serves as a member of our Nominating Committee. Since February 2016, Mr. Iskander has served as Executive Vice President Upstream Joint Ventures for Shell Upstream International. Prior to that, Mr. Iskander was the Chief Operating Officer at BG Group plc, and served as a board member of BG Energy Holdings Limited and BG International Limited since September 2009. He was appointed to the BG Group Executive Committee in July 2009, having previously served BG Group in the role of Executive Vice President, Operations and Senior Vice President, Operations and Developments for BG Advance. Prior to joining BG Group in 2008, Mr. Iskander spent his career with Schlumberger serving in a number of key leadership roles.
Mr. Iskander holds a BS in Mechanical Engineering from American University in Cairo, Egypt.
Robert Schwed. Mr. Schwed was appointed as a director of the Company in May 2013 and serves as a member of our Audit Committee. From 2002 until his retirement in 2015, Mr. Schwed was a partner in the Corporate Practice Group of the international law firm Wilmer Cutler Pickering Hale and Dorr LLP. He has over 40 years of experience working with private equity firms and their portfolio companies in corporate finance transactions. From 1982 until 2002, Mr. Schwed was a partner of Reboul MacMurray, a New York law firm specializing in private equity and venture capital matters. Since 2009, Mr. Schwed has served as an Adjunct Professor at the George Washington University School of Law.
Mr. Schwed holds a Bachelor of Arts in Economics from Williams College and a Juris Doctorate from Harvard Law School.
Paul Wolff. Mr. Wolff was appointed as a director of the Company in April 2011 and serves as a member of our Audit Committee. Since 2006, Mr. Wolff has served as an independent director and private investor in various financial and industrial companies. From 1971 to 2006, he worked in the banking sector in which he held various responsibilities in corporate and private banking, including as a Managing Director of Mees Pierson, where he headed the Trust Business and was Head of Private Banking and Asset Management.
Mr. Wolff has a degree in Commercial Engineering from University of Louvain and a Masters of Business Administration from INSEAD Fontainebleau, and he completed Harvard’s Advanced Management Program.
Cyril Ducau. Mr. Ducau was appointed as a director of the Company in April 2011. Mr. Ducau joined the Quantum Pacific Group in 2008 and is currently a Managing Director of Finance and Business Development of Quantum Pacific Ventures Limited. Mr. Ducau was appointed to the board of directors of Quantum Pacific Shipping Services Pte. Ltd. in December 2012, and also serves as a director of Ansonia Holdings B.V., Jelany Corporation N.V. and Kenon Holdings Ltd. He was previously Head of Business Development of Quantum Pacific Advisory Limited in London. Prior to joining the Quantum Pacific Group, Mr. Ducau was Vice President in the investment banking division of Morgan Stanley & Co. International Ltd. in London and during his tenure there from 2000 to 2008, he held various positions in the Capital Markets, Leveraged Finance and Mergers and Acquisitions teams. Prior to that, Mr. Ducau gained experience in consultancy working for Arthur D. Little in Munich, and investment management with Credit Agricole UI Private Equity in Paris.
Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.
Elias Sakellis. Mr. Sakellis was appointed as a director of the Company in June 2012 and serves as a member of our Nominating Committee. Mr. Sakellis joined Quantum Pacific Advisory Limited in May 2012 as Managing Director. He was appointed Managing Director of Business Development of Quantum Pacific (UK) LLP in January 2013 and director of Kenon Holdings Ltd. Prior to joining Quantum Pacific (UK) LLP, Mr. Sakellis worked at Goldman, Sachs & Co. in London from 2000 to 2012, where he held various positions, including Executive Director of Leveraged Finance & Restructuring in the Investment Banking Division, Executive Director and Business Unit Manager in the Investment Banking Division, and Financial Analyst and Associate in the Equities Division. Prior to joining Goldman, Sachs & Co., Mr. Sakellis gained experience in the banking sector by working as an analyst for Lehman Brothers in London from 1999 to 2000.
Mr. Sakellis is a graduate of Imperial College London with a Master of Science in Finance and a Master of Engineering in Mechanical Engineering. He also holds a Master of Business Administration from INSEAD.

B. COMPENSATION
Senior Management
Members of our senior management receive compensation for the services they provide. The aggregate cash compensation paid to all members of senior management as a group was approximately $4.6 million for the fiscal year ended December 31, 2015. In addition, under the Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (the “2011 Stock Plan”) as described in more detail under “—Equity Compensation Plans” below, in 2015 we granted an aggregate of 2.0 million options to purchase our common shares to members of our senior management team at exercise prices ranging from $2.17 per share to $3.64 per share, and 0.9 million restricted share units with grant date values ranging from $2.17 per share to $3.64 per share.
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
Directors
During the year ended December 31, 2015, we paid an aggregate of approximately $0.4 million in directors’ fees to the independent members of the Board of Directors, excluding those members of the Board of Directors affiliated with the Quantum Pacific Group, and awarded 21,978 restricted stock units with a grant date value of $3.89 per share. The restricted stock units vest 100% on the first anniversary of the date of the grant. We also paid an aggregate of approximately $0.2 million in directors’ fees to the non-independent members of the Board of Directors affiliated with Quantum Pacific Group. We pay these directors’ fees directly to Quantum Pacific Group. Members of our Board of Directors who are also our employees or employees of our subsidiaries do not receive any additional compensation for their service on our Board of Directors. We believe that our director fee structure is customary and reasonable for companies of our kind and consistent with that of our peers and similarly situated companies in the industry in which we operate. These fees may be increased from time to time by a resolution of the general meeting of shareholders.
Equity Compensation Plans
The 2011 Stock Plan provides for the granting of stock options, stock appreciation rights, restricted shares, restricted share units and other equity-based or equity-related awards to directors, officers, employees and consultants. Subject to adjustment as provided in the 2011 Stock Plan, 15.9 million common shares of Pacific Drilling S.A. are reserved and authorized for issuance pursuant to the terms of the 2011 Stock Plan. The Compensation Committee of our Board of Directors determines the terms and conditions of awards made to participants under the 2011 Stock Plan.
Under the 2011 Stock Plan, as of December 31, 2015, a total of 6.4 million options and 2.5 million restricted share units are outstanding, of which 5.3 million options and 1.2 million restricted share units were granted to members of senior management. The exercise prices of the stock options range from $2.17 to $10.80 per share. The options expiration dates range from March 31, 2021 to August 31, 2025. The restricted share units were granted at grant date values ranging from $2.17 to $10.80 per share. We also have outstanding awards of 101,542 options and 199,925 restricted stock units under the 2011 Stock Plan to certain independent members of our Board of Directors. The exercise prices of the stock options range from $10.12 to $10.88 per share. The options expiration dates range from March 31, 2022 to March 31, 2024. The restricted share units were granted at a range of $3.89 to $10.88 per share. The options and restricted share units granted generally vest 25% annually over four years from the date of grant, and until they vest, do not have voting rights or participate in the earnings of the Company.

Benefit Plans and Programs
Pacific Drilling sponsors a defined contribution retirement plan covering substantially all U.S. employees (the “U.S. Savings Plan”) and an international savings plan (the “International Savings Plan”). Under the U.S. Savings Plan, we match 100% of employee contributions up to 3% and 50% of the next 2% of eligible compensation per participant. Under the International Savings Plan, we match up to 3% of base compensation (limited to a contribution of $15,000 per participant). During the years ended December 31, 2015, 2014 and 2013, our total employer contributions to both plans amounted to $7.0 million, $6.9 million and $4.5 million, respectively.
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

Severance Agreements

Effective January 1, 2016, we have entered into severance and change of control agreements with each of the Company’s senior management listed in Item 6, “Directors and Senior Management” (the “Severance Agreements”). Under the terms of the Severance Agreements, if at any time prior to a change of control of the Company (as defined in the Severance Agreements), the Company terminates the officer’s employment other than for cause (as defined in the Severance Agreements) or the officer terminates his or her employment for good reason (as defined in the Severance Agreements), the officer will be entitled to the following:

•
a lump sum payment equal to the sum of: (i) an amount equal to six months, one year or two years (depending on the officer’s position) of the officer’s annual base salary in effect for the year of the date of termination, (ii) an amount equal to a pro-rated portion of the target bonus established for the officer for the year in which the termination occurs calculated through the date of termination, and (iii) an amount equal to the Company contributions that would be made for 12 months of benefits; and

•
automatic acceleration of the vesting of any stock options, restricted stock or restricted stock units that were granted to the officer that are scheduled to vest within one year following the date of termination.

If a change of control of the Company occurs and the Company terminates the officer’s employment other than for cause, or the officer terminates his or her employment for good reason, during the eighteen-month period following the date of the change of control, the officer will be entitled to the following:

•
a lump sum payment of (i) an amount equal to one, two or 2.99 times (depending on the officer’s position) the sum of: (A) the officer’s base salary in effect for the year of the date of termination, and (B) the target bonus established for the officer for the year in which the termination occurs, and (ii) an amount equal to the contributions that would be made for 12 or 24 months (depending on the officer’s position) of benefits; and

•	automatic acceleration of the vesting of all unvested stock options, restricted stock or restricted stock units that were granted to the officer.

The Severance Agreements also include standard non-competition and non-solicitation language for a period of six months or one year (depending on the officer’s position) following termination of employment, as well as customary confidentiality and non-disparagement covenants. The initial term of the Severance Agreements will end on December 31, 2017, subject to automatic two-year renewal terms, unless either party gives notice to terminate the agreement ninety days prior to the end of the applicable term.

Indemnity Agreements

Effective January 1, 2016, we have entered into indemnity agreements with each of the Company's directors and senior management, subject, in the case of the agreements for the directors, to our obtaining shareholder approval for such indemnity agreements at the Company’s 2016 annual general meeting of shareholders. The indemnity agreements supplement the indemnification rights for the directors and officers under the Company's Articles, and provide, among other things, for mandatory indemnification against liabilities as well as mandatory advancement and reimbursement of all reasonable expenses that may be incurred by the indemnitees in various legal proceedings arising out of their service as directors and officers to the fullest extent authorized by the General Corporation Law of the State of Delaware and as permitted by Luxembourg law, including any amendments thereto. The indemnity agreements also set out the process for determining entitlement to indemnification, the conditions to advancement of expenses, the procedures for enforcement of indemnification rights, the limitations on indemnification and requirements relating to the notice and defense of claims for which indemnification is sought.
C. BOARD PRACTICES
See Item 10, “Memorandum and Articles of Association—Voting Rights—Appointment and Removal of Directors” for a detailed description regarding the appointment and removal of our Board of Directors.

On May 11, 2015, at our annual general meeting of shareholders, each of our then current directors was re-appointed for an additional one-year term through the 2016 annual general meeting (“2016 AGM”).
There are no service contracts between us and any of our directors providing for benefits upon termination of their service, other than the Severance Agreement for Mr. Beckett.
Committees of the Board of Directors
Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating Committee, and may create such other committees as the Board of Directors shall determine from time to time. Each of the standing committees of our Board of Directors has the composition and responsibilities described below.
Audit Committee
The members of our Audit Committee are Messrs. Charney (as Chairman), Asher, Schwed and Wolff, each of whom our Board of Directors has determined is financially literate. Our Board of Directors has determined that each of the members of our Audit Committee is “independent” under the standards of the NYSE and SEC rules. In addition, our Board of Directors has determined that Mr. Charney is an Audit Committee financial expert.
The Audit Committee’s primary responsibilities are to assist the Board of Directors’ oversight of: our accounting practices; the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, selection, independence and performance of our independent registered public accounting firm; and the internal audit function. The Audit Committee has adopted a charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE.

Compensation Committee
The members of our Compensation Committee are Messrs. Asher (as Chairman), Charney and Moskovitz. The purpose of this committee is to oversee the discharge of the responsibilities of our Board of Directors relating to compensation of our executive officers. Our Compensation Committee also administers our incentive compensation and benefit plans. The Compensation Committee has adopted a charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE.
No member of our Compensation Committee has been at any time an employee of ours. None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our Board of Directors or Compensation Committee. No member of our Board of Directors is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.
Nominating Committee
Our Board of Directors has established a Nominating Committee. The members of our Nominating Committee are Messrs. Moskovitz (as Chairman), Asher, Iskander, and Sakellis.
The purpose of the Nominating Committee is to assist the Board of Directors in identifying individuals qualified to become members of the Board of Directors and to provide advice to the Board of Directors regarding its composition and committees. The Committee has adopted a charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE.
Corporate Governance
Our Board of Directors is empowered to take any action necessary or desirable in view of carrying out our corporate objective, except for the powers specifically allocated to the shareholders by law or by our Articles.
Our Articles provide that the day-to-day management of our Company and the power to represent us in such matters may be delegated to one or more directors, officers or other agents. The day-to-day management has been delegated to Christian J. Beckett, Chief Executive Officer, Ron Moskovitz, the Chairman of our Board of Directors, Paul T. Reese, Chief Financial Officer, and Cees van Diemen, Chief Operating Officer, each of whom is authorized to represent us individually in this regard. However, certain matters may not be delegated by our Board of Directors, including approval of our accounts, approval of our annual budget, approval of our policies and approval of recommendations made by any committee of our Board of Directors.

Our Articles further provide that we are bound towards third parties in all matters by the joint signature of a majority of our Board of Directors. In addition, we are also bound towards third parties by the joint or single signature of any person to whom special signatory powers have been delegated pursuant to our Articles.
All decisions to be taken by our Board of Directors are subject to a quorum and vote of a majority of the directors. A Chairman of the Board is elected from the members of the Board. The Chairman has a casting vote in the event of a tie vote. Our Chairman of the Board is Ron Moskovitz, who was re-elected at our Annual Meeting of Shareholders in 2015 for a one-year term expiring at the 2016 AGM.
The Board must make all decisions in our best interests and each director must notify the Board of any possible conflicts between his/her personal interests and ours. A director must refrain from participating in any deliberation or decision involving such a conflict. A special report on any conflict of interest transaction must be submitted to the shareholders at the next general meeting before any shareholder vote on the matter.
As a foreign private issuer we are exempt from certain requirements of the NYSE that are applicable to U.S. listed companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies on the NYSE, see Item 16G or visit the corporate governance section of our website at www.pacificdrilling.com.

D. EMPLOYEES
Employees
As of December 31, 2015, we and our subsidiaries had a total of 947 employees and 241 subcontractors. These employees consisted of:

•	972 employees and subcontractors in engineering and operations; and

•	216 employees and subcontractors in finance, strategy and business development, sales and marketing and other administrative functions.
As of December 31, 2015, approximately 549 of our employees and our subcontractors were located in the United States and 512 were located in Nigeria. The remainder of our employees were in various other locations around the world.
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
We believe that our relations with employees are good. Some of our employees in Nigeria are currently represented by unions and covered by collective bargaining agreements.

E. SHARE OWNERSHIP
The table below shows the number and percentage of our outstanding common shares beneficially owned by each of our directors and members of senior management and all of our directors and officers as a group as of February 23, 2016, including share options and restricted stock units awarded to them under the 2011 Stock Plan that are exercisable or vest within 60 days. See Item 6, “Compensation—Equity Compensation Plans” for a description of the 2011 Stock Plan.

Beneficial Interest in Common Shares
Officer or Director	Number of shares (in thousands)	Percentage
Christian J. Beckett	2,660	1.3%
Paul T. Reese	*	*
Cees Van Diemen	*	*
Michael D. Acuff	*	*
Lisa Manget Buchanan	*	*
Richard E. Tatum	*	*
Ron Moskovitz	—	—
Laurence N. Charney	*	*
Jeremy Asher	*	*
Sami Iskander	*	*
Robert Schwed	*	*
Paul Wolff	*	*
Cyril Ducau	—	—
Elias Sakellis	—	—
All officers and directors as a group (a)	3,952	1.9%

*	Less than 1%.

(a)
Includes 3.4 million of common shares issuable upon exercise of options that are exercisable within 60 days and 0.4 million restricted share units that vest within 60 days held by our senior management and directors as of February 23, 2016. The exercise prices of the stock options range from $2.17 to $10.80 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The following table sets forth information as of February 23, 2016 for each shareholder whom we know to beneficially own more than five percent of our outstanding common shares:

	Common Shares Held
Identity of Person or Group	Number of Shares (in thousands)		Percentage
Quantum Pacific (Gibraltar) Limited(1)	150,000		71.0%
Adage Capital Partners, L.P.	14,604	(2)	6.9%

(1)
Quantum Pacific (Gibraltar) Limited is a Gibraltar company and wholly-owned subsidiary of Quantum Pacific International Limited, the indirect ultimate owner of which is a discretionary trust in which Mr. Idan Ofer is the primary beneficiary. The address of Quantum Pacific (Gibraltar) Limited is 57/63 Line Wall Road, Gibraltar.

(2)
Based solely on a Schedule 13G/A filed with the Securities and Exchange Commission (“SEC”) on February 16, 2016, Adage Capital Partners, L.P. has shared voting power and shared dispositive power over 14,603,683 shares of our common shares. The address of Adage Capital Partners, L.P. is 200 Clarendon Street, 52nd Floor, Boston, MA 02116.

As of February 23, 2016, we had only one shareholder of record in the United States, Cede & Co. (nominee of The Depository Trust Company) in whose name all shareholdings in the United States are recorded. This single shareholder of record in the United States represented approximately 28.2% of the total outstanding common shares. The number of beneficial owners of our common shares in the United States is significantly larger than the number of record holders of our common shares in the United States.
B. RELATED PARTY TRANSACTIONS
Not applicable.
C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See Item 18, “Financial Statements” within this annual report.
Legal Proceedings
It is to be expected that we and our subsidiaries will routinely be involved in litigation and disputes arising in the ordinary course of our business.
On April 16, 2013, Transocean Offshore Deepwater Drilling, Inc. (“Transocean”) filed a complaint against us in the United States District Court for the Southern District of Texas alleging infringement of their dual activity patents, supplemented by an Amended Complaint filed on May 13, 2013. In its Amended Complaint, Transocean seeks relief in the form of a permanent injunction, compensatory damages, enhanced damages, court costs and fees. On May 31, 2013, we filed our Answer to the Amended Complaint and our Counterclaims seeking Declaratory Judgments that we do not infringe the asserted Transocean patents and that such patents are invalid and unenforceable. The Court issued its claim construction order on May 27, 2015, and the trial is currently scheduled for August 8, 2016. We do not believe that the ultimate liability, if any, resulting from this litigation will have a material adverse effect on our financial position, results of operations or cash flows.
On October 29, 2015, we exercised our right to rescind the Construction Contract for the drillship the Pacific Zonda due to SHI’s failure to timely deliver the drillship in accordance with the contractual specifications. SHI rejected our rescission, and on November 25, 2015, formally commenced arbitration proceedings against us in London (as specified in the Construction Contract) and notified us of its appointed arbitrator. SHI claims that we wrongfully rejected their tendered delivery of the drillship and seeks the final installment of the purchase price under the Construction Contract. We responded on November 27, 2015 with notice of our appointed arbitrator. The two arbitrators have selected a third arbitrator, thus completing the tribunal. On November 30, 2015, we made demand under the third party refund guarantee accompanying the Construction Contract for the amount of our advance payments made under the Construction Contract, plus interest. Any payment under the refund guarantee is suspended until an award under the arbitration is obtained. Pursuant to a mutually agreed scheduling order, SHI filed its claims submission on January 29, 2016. We responded with our defense and counterclaim on February 26, 2016 and, in addition to seeking repayment of our advance payments made under the Construction Contract, our counterclaim also seeks the return of our purchased equipment, or the value of such equipment, and damages for our wasted expenditures. We do not expect a resolution on this matter within the next 12 months, and we do not believe that the ultimate liability, if any, resulting from this arbitration will have a material adverse effect on our financial position, results of operations or cash flows.
Distribution Policy
Our decision to pay dividends or make distributions is dependent upon numerous factors, including committed and projected capital expenditures, targeted growth and performance metrics, and restrictions imposed under our existing debt agreements and any future debt financing agreements. The current terms of the 2013 Revolving Credit Facility and SSCF, as amended, do not permit the payment of dividends or distributions to our shareholders. Please refer to Note 5 to the Company’s Consolidated Financial Statements in this annual report for a more detailed description of the terms of our debt financings.
Additionally, pursuant to Luxembourg law, dividends may only be lawfully declared and paid if our net profits and distributable reserves are sufficient. Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve to the extent the legal reserve is below the 10% threshold. The legal reserve is not available for distribution. In the event that we do not have sufficient net profits and distributable reserves, Luxembourg law may nevertheless permit us to make distributions of share capital or share premium to holders of our common shares. There can be no assurance that we will make dividend payments or distributions.
Share Repurchase Program
At our annual general meeting of shareholders in May 2015, a share repurchase program was approved for the repurchase up to 10.0 million shares of our common stock through May 2017. Under our credit facilities, we are prohibited from repurchasing shares through March 31, 2018. See Note 7 to the Company’s Consolidated Financial Statements for additional information.
B. SIGNIFICANT CHANGES
None.

ITEM 9.	THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
Our common shares commenced trading on the Norwegian OTC List on April 5, 2011 under the symbol “PDSA.” Our common shares commenced trading on the NYSE on November 11, 2011 under the symbol “PACD.” The NYSE listing is intended to be our primary listing and the Norwegian OTC listing is intended to be our secondary listing. On February 23, 2016, the closing price of our common shares on the NYSE was $0.36 per share.
On January 13, 2016, we were notified by the NYSE that we did not satisfy the NYSE’s continued listing criteria, because the average closing price of our common shares was less than $1.00 per share over a consecutive 30 trading-day period. We have six months to cure this deficiency in order to avoid having our common shares delisted from the NYSE.
The following table sets forth, for each full financial year, high and low intraday sale prices of our common shares:

	Price Per Common Share
	NYSE		NOTC
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
Fiscal Year Ended December 31,
2015	5.61	0.84	n/a	n/a
2014	11.51	4.23	66.50	59.50
2013	12.25	8.89	67.60	49.00
2012	11.47	7.77	63.00	46.00
The following table sets forth, for each full financial quarter for the two most recent fiscal years, high and low intraday sale prices of our common shares:

	Price Per Common Share
	NYSE		NOTC
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
Fiscal Year Ended December 31, 2015
Fourth quarter	1.78	0.84	n/a	n/a
Third quarter	2.85	1.14	n/a	n/a
Second quarter	5.61	2.72	n/a	n/a
First quarter	4.70	3.12	n/a	n/a
Fiscal Year Ended December 31, 2014
Fourth quarter	8.27	4.23	n/a	n/a
Third quarter	10.35	8.24	n/a	n/a
Second quarter	10.95	9.27	61.00	61.00
First quarter	11.51	9.59	66.50	59.50
The following table sets forth, for each of the six most recent months, high and low intraday sale prices of our common shares:

	Price Per Common Share
	NYSE		NOTC(b)
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
February 2016 (a)	0.43	0.30	n/a	n/a
January 2016	0.91	0.30	n/a	n/a
December 2015	1.37	0.84	n/a	n/a
November 2015	1.78	1.22	n/a	n/a
October 2015	1.76	1.14	n/a	n/a
September 2015	1.98	1.14	n/a	n/a

(a)	February 1, 2016 through February 23, 2016.

(b)	No trading occurred on the NOTC for the six most recent months.

B. PLAN OF DISTRIBUTION
Not applicable.
C. MARKETS
Our common shares currently trade on the NYSE and the Norwegian OTC under the symbols “PACD” and “PDSA,” respectively.
D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
Not applicable.
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
Our Consolidated Articles of Association, dated as of March 6, 2014, are filed as Exhibit 1.1 to this Annual Report.
General
We are a Luxembourg public limited liability company (société anonyme). Our legal name is “Pacific Drilling S.A.” We were incorporated on March 11, 2011.
Pacific Drilling S.A. is registered with the Luxembourg Registry of Trade and Companies under the number B159658. Our registered office is located at 8-10, Avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg.
Our corporate object, as stated in Article 3 (Corporate object) of our Articles is the acquisition of participations, in Luxembourg or abroad, in any company or enterprise in any form whatsoever, and the management of those participations. The Company may in particular acquire, by subscription, purchase and exchange or in any other manner, any stock, shares and other participation securities, bonds, debentures, certificates of deposit and other debt instruments and, more generally, any securities and financial instruments issued by any public or private entity. It may participate in the creation, development, management and control of any company or enterprise. Further, it may invest in the acquisition and management of a portfolio of patents or other intellectual property rights of any nature or origin.
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
We are authorized to issue up to 5.0 billion common shares, par value of $0.01 per share. As of February 23, 2016, an aggregate of 211.2 million common shares were issued and outstanding. Each of our outstanding common shares entitles its holder to one vote at any general meeting of shareholders.
To our knowledge, as of February 23, 2016, there were no shareholders’ arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of us in favor of a third person other than the current controlling shareholder, an entity controlled by the Quantum Pacific Group.
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
Issuance of Shares
Pursuant to Luxembourg law, the issuance of our common shares requires the approval by our shareholders at a general meeting. The shareholders may approve an authorized unissued share capital and authorize the Board of Directors to issue shares up to the maximum amount of such authorized unissued share capital for a maximum period of five years from the date of publication in the Luxembourg official gazette of the minutes of the relevant general meeting. The shareholders may amend, renew or extend such authorized share capital and authorization to the Board of Directors to issue shares.
Pursuant to Article 5.3 of our Articles, our Board of Directors is authorized, for a period of five years from the publication of our incorporation deed in June 2011, to issue additional shares once or more up to 5.0 billion, having the same rights as the existing shares and to limit or withdraw the shareholders’ preferential subscription rights on such increase. Our Board of Directors plans to seek shareholder approval to renew this authorization for an additional five-year period at an extraordinary general meeting of shareholders to be held in the second quarter of 2016.
Our Articles provide that no fractional shares may be issued. Our common shares have no conversion rights, and there are no redemption or sinking fund provisions applicable to our common shares. We cannot subscribe for our own shares.
Capital Reduction
Our Articles provide that the issued share capital may be reduced, subject to the approval by the shareholders at a general meeting.
General Meeting of Shareholders
In accordance with Luxembourg law and our Articles, any regularly constituted general meeting of shareholders represents the entire body of shareholders of the Company. At a general meeting, the shareholders have full power to adopt and ratify all acts and operations that are consistent with our corporate object.
The annual general meeting of shareholders is currently set in our Articles to be held at 10:00 a.m. (Luxembourg time) on the second Monday of May of each year in Luxembourg. If that day is a legal or banking holiday, the meeting will be held on the immediately following business day. Other general meetings of shareholders may be convened at any time.
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
Extraordinary General Meetings of Shareholders. Extraordinary general meetings of shareholders are convened to resolve in particular upon an amendment to our Articles and certain other limited matters. An extraordinary general meeting of shareholders convened for the purpose of (a) an increase or decrease of the issued share capital, (b) a limitation or exclusion of preemptive rights, (c) approving a legal merger or de-merger of the Company, (d) dissolution of the Company or (e) an amendment of our Articles must have a quorum of at least 50% of our issued share capital, and such actions require approval of at least two-thirds of the votes validly cast at such extraordinary general meeting of shareholders. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened, pursuant to appropriate notification procedures, at a later date with no quorum requirement applying. Abstentions are not considered “votes.”
Appointment and Removal of Directors. Members of our Board of Directors may be elected by simple majority of the votes validly cast at any general meeting of shareholders. Under our Articles, all directors can be elected for a period of up to six years with such possible extension as provided therein. Currently each director is serving a one-year term set to expire in May 2016. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. If the office of a director becomes vacant, our Articles provide that the other directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.
Neither Luxembourg law nor our Articles contain any restrictions as to the voting of our common shares by non-Luxembourg residents.
Amendment to Our Articles of Association
Luxembourg law requires an extraordinary general meeting of shareholders be convened in order to amend our Articles. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to our Articles.
Any resolutions to amend our Articles must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.
Merger and Division
Any merger must be approved by an extraordinary general meeting of shareholders of the Luxembourg company to be held before a notary. Similarly, the de-merger of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders.
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
Distributions
Subject to Luxembourg law, each share is entitled to participate equally in distributions if and when declared by the shareholders out of funds legally available for such purposes. Pursuant to our Articles, our shareholders may, at a general meeting, approve distributions, and our Board of Directors may declare interim distributions, to the extent permitted by Luxembourg law. Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution has been declared.
Annual Accounts
Each year our Board of Directors must prepare annual accounts of Pacific Drilling S.A., including an inventory of our assets and liabilities, and a balance sheet and a profit and loss account. Our Board of Directors must also prepare a consolidated management report each year on the consolidated financial statements of the Company. The annual accounts, the consolidated financial statements of the Company, the consolidated management report and the auditor’s reports must be available for inspection by shareholders at our registered office at least 15 calendar days prior to the date of the annual general meeting of shareholders.
The annual accounts, after approval by the shareholders at the annual general meeting, must be filed with the Luxembourg registry of trade and companies within seven months of the close of the financial year.
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
C. MATERIAL CONTRACTS
We have no material contracts other than those entered into in the ordinary course of business and those described in our description of indebtedness. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” and Note 5 to the Company’s Consolidated Financial Statements in this annual report for a more detailed description of the terms of our debt financings.
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
F. DIVIDENDS AND PAYING AGENTS
Not applicable.
G. STATEMENT BY EXPERTS
Not applicable.
H. DOCUMENTS ON DISPLAY
We are required to file annual and special reports and other information with the SEC. You may read and copy any documents filed by the Company at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, we post these documents on our website at www.pacificdrilling.com in the Investor Relations section.
I. SUBSIDIARY INFORMATION
Not applicable.

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
Interest Rate Risk. We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. As of December 31, 2015, our net exposure to floating interest rate fluctuations on our outstanding debt was $374.4 million, based on floating rate debt of $1,486.9 million less the $1,112.5 million notional principal of our floating to fixed interest rate swaps. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $3.7 million on an annual basis as of December 31, 2015. As of December 31, 2014, our net exposure to floating interest rate fluctuations on our outstanding debt was $335.4 million, based on floating rate debt of $1,447.9 million less the $1,112.5 million notional principal of our floating to fixed interest rate swaps. Our net exposure to floating interest rate fluctuations excludes the 2013 Revolving Credit Facility and the 2014 Revolving Credit Facility, as no amounts were borrowed under the facilities subject to floating interest rates as of December 31, 2014. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $3.4 million on an annual basis as of December 31, 2014.
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
(b) Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.
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
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria for internal control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operating effectiveness of its internal control over financial reporting.
Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. Based on this assessment, management has concluded that, as of December 31, 2015, our internal control over financial reporting was effective.

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
Our Board of Directors has determined that Mr. Charney, Chairman of the Audit Committee, is an independent Director and is an audit committee financial expert as defined by the SEC. See Item 6.A, “Directors and Senior Management” for a description of Mr. Charney’s relevant experience.

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

We have posted a copy of our Financial Code of Ethics on our website at www.pacificdrilling.com in the Investor Relations section.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG LLP, an independent registered accounting firm and our principal external auditors, for the periods indicated.

	Years ended December 31,
	2015	2014
	(In thousands)
Audit fees(a)	$1,527	$1,671
Audit-related fees(b)	—	—
Tax fees(c)	211	—
All other fees(d)	—	—
Total	$1,738	$1,671

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
Audit Committee’s Pre-Approval Policies and Procedures
The Audit Committee’s primary responsibilities are to assist the Board of Directors’ oversight of: our accounting practices; the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, selection, independence and performance of our independent auditors; and the internal audit function. The Audit Committee has adopted in its charter a policy of pre-approval of audit and permissible non-audit services provided by the Company’s independent auditors.
Under the policy, the Audit Committee pre-approves all audit services to be provided to the Company, whether provided by the principal auditors or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditors; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable rules and regulations. All services provided by the principal external auditors for the years ended December 31, 2015, 2014 and 2013 were approved by the Audit Committee pursuant to the pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Month in the year ended December 31, 2015	Total number of shares purchased(a)	Average price paid per share ($)(a)	Total number of shares purchased as part of publicly announced plans or programs(b)(c)	Maximum number of shares that may yet be purchased under the plans or programs(b)(c)
January	1,362,571	3.66	1,362,571	4,968,118
February	1,590,280	3.68	1,590,280	3,377,838
March	1,335,748	3.78	1,335,748	2,042,090
April	1,118,782	4.45	1,118,782	923,308
May	182,524	4.88	182,524	10,000,000
June	—	—	—	10,000,000
July	—	—	—	10,000,000
August	—	—	—	10,000,000
September	—	—	—	10,000,000
October	—	—	—	10,000,000
November	—	—	—	10,000,000
December	—	—	—	10,000,000
Total	5,589,905	$3.88	5,589,905	10,000,000
(a) In 2015, all shares purchased were made by open-market transactions on the NYSE.
(b) On November 24, 2014, our shareholders approved a share repurchase program for the repurchase of up to 8.0 million shares of our common stock through May 20, 2016. In May 2015, we completed our initial share repurchase program by repurchasing 7.3 million shares of our common stock for a total of $30.0 million at an average price of $4.12 per share.
(c) On May 11, 2015, our shareholders approved a second share repurchase program for the repurchase up to 10.0 million shares of our common stock through May 2017. However, we are currently prohibited under our credit facilities from paying dividends and repurchasing shares. As such, no shares were repurchased under this program as of December 31, 2015.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
We are a “foreign private issuer” as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 3b-4 of the Exchange Act and the rules of the NYSE. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements than a domestic issuer. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, we have a shareholder that controls a majority of our outstanding common shares. As a result, we are considered a “controlled company” within the meaning of the NYSE corporate governance standards.
Based on the foregoing we may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that all independent directors meet in executive session at least once a year, (3) the requirement that the nominating/corporate governance committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (4) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (5) the requirement of an annual performance evaluation of the nominating, corporate governance and compensation committees. As permitted by these exemptions, as well as by our Articles and the laws of Luxembourg, we currently have a compensation committee with one or more non-independent directors serving as committee members.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
See Item 18 below.

ITEM 18.	FINANCIAL STATEMENTS
The following financial statements listed below are filed as part of this annual report on Form 20-F:

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1*	Consolidated Articles of Association of Pacific Drilling S.A., dated March 6, 2014.
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

2.3
Indenture, dated as of November 28, 2012, among Pacific Drilling V Limited, as issuer, Pacific Drilling S.A., as parent guarantor, and each issuer subsidiary guarantor from time to time party thereto, as guarantors, and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent (incorporated by reference to Exhibit 99.1 to our Report on Form 6-K, filed December 5, 2012, File No. 001-35345).

2.4	Form of Note (incorporated by reference to Exhibit 99.2 to our Report on Form 6-K, filed December 5, 2012, File No. 001-35345).
2.5
Indenture, dated as of June 3, 2013, among Pacific Drilling S.A., the guarantors party thereto and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed June 7, 2013, File No. 001-35345).

4.1
Intercreditor Agreement, dated as of June 3, 2013, by and among Citibank, N.A., as Pari Passu Collateral Agent for the Pari Passu Secured Parties, Citibank, N.A., as administrative agent for the Revolving Credit Agreement Secured Parties, Citibank, N.A., as administrative agent for the Term Loan Secured Parties, Deutsche Bank Trust Company Americas, as trustee under the Indenture, Pacific Drilling S.A. and each other Grantor and other party signatory thereto or that has executed a Joinder Consent Agreement (incorporated by reference to Exhibit 99.5 to the Report on Form 6-K, filed June 7, 2013, File No. 001-35345).

4.2
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

4.3
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

4.4
First Amendment to Credit Agreement, dated as of October 30, 2013, by and among Pacific Drilling S.A., as Borrower, the lenders party thereto, and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K, filed November 7, 2013, File No. 001-35345).

4.5
Second Amendment and Limited Waiver to Credit Agreement, dated as of March 28, 2014, by and among Pacific Drilling S.A., as Borrower, the lenders party thereto, and Citibank, N.A., as Administrative Agent, and solely for purposes of Section III thereof, Pacific Santa Ana(Gibraltar) Limited and Pacific Santa Ana S.à r.l. (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K, filed April 3, 2014, File No. 001-35345).

4.6
Third Amendment to Credit Agreement, dated as of July 30, 2014, by and among Pacific Drilling S.A., as Borrower, the lenders party thereto, and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed July 31, 2014, File No. 001-35345).

4.7
Fourth Amendment to Credit Agreement, dated as of March 2, 2015, by and among Pacific Drilling S.A., as Borrower, the lenders party thereto, and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K, filed March 16, 2015, File No. 001-35345).

4.8*	Fifth Amendment to Credit Agreement. dated as of November 5, 2015, by and among Pacific Drilling S.A., as Borrower, the lenders party thereto, and Citibank, N.A., as Administrative Agent.
4.9
Amendment No. 1 to Senior Secured Credit Facility Agreement, dated as of September 13, 2013 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed November 7, 2013, File No. 001-35345).

4.10
Amended and Restated Senior Secured Credit Facility Agreement, dated as of September 13, 2013, among Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, as Borrowers, Pacific Drilling S.A., as Guarantor, and the arrangers, lenders, agents and banks named therein (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K, filed November 7, 2013, File No. 001-35345).

Exhibit Number	Description
4.11
Amendment No. 2 to Senior Secured Credit Facility Agreement, dated as of March 27, 2014, among Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, as Borrowers, Pacific Drilling S.A., as Guarantor, and the arrangers, lenders, agents and banks named therein (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed April 3, 2014, File No. 001-35345).

4.12
Amendment No. 3 to Senior Secured Credit Facility Agreement, dated as of August 14, 2014, among Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, as Borrowers, Pacific Drilling S.A., as Guarantor, and the arrangers, lenders, agents and banks named therein (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed August 15, 2014, File No. 001-35345).

4.13
Amendment No. 4 to Senior Secured Credit Facility Agreement, dated as of March 2, 2015, among Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, as Borrowers, Pacific Drilling S.A., as Guarantor, and the arrangers, lenders, agents and banks named therein (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed March 16, 2015, File No. 001-35345).

4.14*
Amendment No. 5 to Senior Secured Credit Facility Agreement, dated as of November 5, 2015, among Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, as Borrowers, Pacific Drilling S.A., as Guarantor, and the arrangers, lenders, agents and banks named therein.

4.15
Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-8, filed March 6, 2014, File No. 333-194380).

4.16
Form of Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan Notice of Substitution of Stock Options and Stock Option Grant and Stock Option Agreement (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8, filed March 30, 2012, File No. 333-180485).

4.17
Form of Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan Notice of Stock Option Grant and Stock Option Agreement (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form S-8, filed March 30, 2012, File No. 333-180485).

4.18
Form of Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan Notice of Restricted Stock Unit Grant and Restricted Stock Unit Agreement (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form S-8, filed March 30, 2012, File No. 333-180485).

4.19
Form of Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan Notice of Restricted Stock Unit Grant (Director Award) and Restricted Stock Unit Agreement (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form S-8, filed March 6, 2014, File No. 333-194380).

4.20
Form of Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan Notice of Restricted Stock Unit Grant (Executive Award) and Restricted Stock Unit Agreement (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form S-8, filed March 6, 2014, File No. 333-194380).

4.21
Form of Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan Notice of Stock Option Grant (Executive Award) (incorporated by reference to Exhibit 4.9 to our Registration Statement on Form S-8, filed March 30, 2012, File No. 333-194380).

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
Date: March 1, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Pacific Drilling S.A.:

We have audited the accompanying consolidated balance sheets of Pacific Drilling S.A. and subsidiaries (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Drilling S.A. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three‑year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP
Houston, Texas
March 1, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Pacific Drilling S.A.:

We have audited Pacific Drilling S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting in Item 15b of Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pacific Drilling S.A. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated March 1, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Houston, Texas
March 1, 2016

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Consolidated Statements of Income
(in thousands, except per share amounts)

	Years Ended December 31,
	2015	2014	2013
Revenues
Contract drilling	$1,085,063	$1,085,794	$745,574
Costs and expenses
Operating expenses	(431,261)	(459,617)	(337,277)
General and administrative expenses	(55,511)	(57,662)	(48,614)
Depreciation expense	(243,457)	(199,337)	(149,465)
	(730,229)	(716,616)	(535,356)
Loss from construction contract rescission	(40,155)	—	—
Operating income	314,679	369,178	210,218
Other expense
Costs on interest rate swap termination	—	—	(38,184)
Interest expense	(156,361)	(130,130)	(94,027)
Total interest expense	(156,361)	(130,130)	(132,211)
Costs on extinguishment of debt	—	—	(28,428)
Other expense	(3,217)	(5,171)	(1,554)
Income before income taxes	155,101	233,877	48,025
Income tax expense	(28,871)	(45,620)	(22,523)
Net income	$126,230	$188,257	$25,502
Earnings per common share, basic (Note 9)	$0.60	$0.87	$0.12
Weighted-average number of common shares, basic (Note 9)	211,454	217,223	216,964
Earnings per common share, diluted (Note 9)	$0.60	$0.87	$0.12
Weighted-average number of common shares, diluted (Note 9)	211,557	217,376	217,421

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(in thousands)

	Years Ended December 31,
	2015	2014	2013
Net income	$126,230	$188,257	$25,502
Other comprehensive income (loss):
Unrecognized gain (loss) on derivative instruments	(14,889)	(19,385)	2,139
Reclassification adjustment for loss on derivative instruments realized in net income (Note 10)	10,440	7,737	47,720
Reclassification adjustment for loss on derivative instruments realized in property and equipment (Note 10)	1,164	—	—
Total other comprehensive income (loss)	(3,285)	(11,648)	49,859
Total comprehensive income	$122,945	$176,609	$75,361

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Consolidated Balance Sheets
(in thousands, except par value)

	December 31,
	2015	2014
Assets:
Cash and cash equivalents	$116,033	$167,794
Accounts receivable	168,050	231,027
Materials and supplies	98,243	95,660
Deferred financing costs, current	14,636	14,665
Deferred costs, current	10,582	25,199
Prepaid expenses and other current assets	12,467	17,056
Total current assets	420,011	551,401
Property and equipment, net	5,143,556	5,431,823
Deferred financing costs	29,583	45,978
Long-term receivable	202,575	—
Other assets	36,753	48,099
Total assets	$5,832,478	$6,077,301
Liabilities and shareholders’ equity:
Accounts payable	$44,167	$40,577
Accrued expenses	44,221	45,963
Long-term debt, current	89,583	369,000
Accrued interest	16,442	24,534
Derivative liabilities, current	7,483	8,648
Deferred revenue, current	49,227	84,104
Total current liabilities	251,123	572,826
Long-term debt, net of current maturities	2,795,845	2,781,242
Deferred revenue	60,639	108,812
Other long-term liabilities	32,816	35,549
Total long-term liabilities	2,889,300	2,925,603
Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 232,770 shares issued and 211,207 and 215,784 shares outstanding as of December 31, 2015 and December 31, 2014, respectively	2,185	2,175
Additional paid-in capital	2,381,420	2,369,432
Treasury shares, at cost	(30,000)	(8,240)
Accumulated other comprehensive loss	(23,490)	(20,205)
Retained earnings	361,940	235,710
Total shareholders’ equity	2,692,055	2,578,872
Total liabilities and shareholders’ equity	$5,832,478	$6,077,301

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Consolidated Statements of Shareholders’ Equity
(in thousands)

	Common Shares		Additional Paid-In Capital	Treasury Shares		Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount		Shares	Amount
Balance at January 1, 2013	216,902	$2,169	$2,349,544	7,198	$—	$(58,416)	$21,951	$2,315,248
Shares issued under share-based compensation plan	133	1	(1)	(133)	—	—	—	—
Share-based compensation	—	—	9,315	—	—	—	—	9,315
Other comprehensive income	—	—	—	—	—	49,859	—	49,859
Net income	—	—	—	—	—	—	25,502	25,502
Balance at December 31, 2013	217,035	2,170	2,358,858	7,065	—	(8,557)	47,453	2,399,924
Shares issued under share-based compensation plan	418	5	90	(418)	—	—	—	95
Issuance of common shares to treasury	—	—	—	8,670	—	—	—	—
Shares repurchased	(1,669)	—	—	1,669	(8,240)	—	—	(8,240)
Share-based compensation	—	—	10,484	—	—	—	—	10,484
Other comprehensive loss	—	—	—	—	—	(11,648)	—	(11,648)
Net income	—	—	—	—	—	—	188,257	188,257
Balance at December 31, 2014	215,784	2,175	2,369,432	16,986	(8,240)	(20,205)	235,710	2,578,872
Shares issued under share-based compensation plan	1,013	10	(546)	(1,013)	—	—	—	(536)
Shares repurchased	(5,590)	—	—	5,590	(21,760)	—	—	(21,760)
Share-based compensation	—	—	12,534	—	—	—	—	12,534
Other comprehensive loss	—	—	—	—	—	(3,285)	—	(3,285)
Net income	—	—	—	—	—	—	126,230	126,230
Balance at December 31, 2015	211,207	$2,185	$2,381,420	21,563	$(30,000)	$(23,490)	$361,940	$2,692,055
See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,
	2015	2014	2013
Cash flow from operating activities:
Net income	$126,230	$188,257	$25,502
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	243,457	199,337	149,465
Amortization of deferred revenue	(86,276)	(109,208)	(72,515)
Amortization of deferred costs	25,951	51,173	39,479
Amortization of deferred financing costs	11,278	10,416	10,106
Amortization of debt discount	1,015	817	445
Write-off of unamortized deferred financing costs	5,965	—	27,644
Costs on interest rate swap termination	—	—	38,184
Loss from construction contract rescission	38,084	—	—
Deferred income taxes	9,840	18,661	(3,119)
Share-based compensation expense	12,534	10,484	9,315
Changes in operating assets and liabilities:
Accounts receivable	62,977	(24,949)	(53,779)
Materials and supplies	(2,583)	(29,951)	(16,083)
Prepaid expenses and other assets	(10,840)	(56,493)	(30,840)
Accounts payable and accrued expenses	(18,712)	20,865	12,301
Deferred revenue	3,226	117,001	94,482
Net cash provided by operating activities	422,146	396,410	230,587
Cash flow from investing activities:
Capital expenditures	(181,458)	(1,136,205)	(876,142)
Decrease in restricted cash	—	—	172,184
Net cash used in investing activities	(181,458)	(1,136,205)	(703,958)
Cash flow from financing activities:
Net proceeds (payments) from shares issued under share-based compensation plan	(536)	95	—
Proceeds from long-term debt	315,000	760,000	1,656,250
Payments on long-term debt	(581,083)	(41,833)	(1,480,000)
Payments for costs on interest rate swap termination	—	—	(41,993)
Payments for financing costs	(4,070)	(7,569)	(62,684)
Purchases of treasury shares	(21,760)	(7,227)	—
Net cash provided by (used in) financing activities	(292,449)	703,466	71,573
Decrease in cash and cash equivalents	(51,761)	(36,329)	(401,798)
Cash and cash equivalents, beginning of period	167,794	204,123	605,921
Cash and cash equivalents, end of period	$116,033	$167,794	$204,123

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 1—Nature of Business
Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling contractor committed to being the preferred provider of offshore drilling services to the oil and natural gas industry through the use of high-specification floating rigs. Our primary business is to contract our high-specification rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients. As of December 31, 2015, we had a fleet of seven drillships.
Note 2—Significant Accounting Policies
Principles of Consolidation—The consolidated financial statements include the accounts of Pacific Drilling S.A., consolidated subsidiaries that we control by ownership of a majority voting interest and entities that meet the criteria for variable interest entities for which we are deemed to be the primary beneficiary for accounting purposes. We eliminate all intercompany transactions and balances in consolidation.
We are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), with Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech owns 51% of PIDWAL and PIDWAL has a 50% ownership interest in two of our rig holding subsidiaries, Pacific Bora Ltd. and Pacific Scirocco Ltd. PIDWAL’s interest in the rig holding subsidiaries is held through a holding company of PIDWAL, Pacific Drillship Nigeria Limited (“PDNL”). Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Likewise PIDWAL will not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. PIDWAL and PDNL are variable interest entities for which we are the primary beneficiary. Accordingly, we consolidated all interests of PIDWAL and PDNL and no portion of their operating results is allocated to the noncontrolling interest. See Note 15—Variable Interest Entities.
In addition to the joint venture agreement, we are a party to marketing and logistic services agreements with Derotech and an affiliated company of Derotech. During the years ended December 31, 2015, 2014 and 2013, we incurred fees of $13.9 million, $16.6 million and $9.4 million, respectively, under such agreements.
Accounting Estimates—The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States (“GAAP”) requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, long-term receivable, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.
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
Accounts Receivable—We record trade accounts receivable at the amount we invoice our clients. We provide an allowance for doubtful accounts, as necessary, based on a review of outstanding receivables, historical collection information

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

and existing economic conditions. We do not generally require collateral or other security for receivables. As of December 31, 2015 and 2014, we had no allowance for doubtful accounts.
Materials and Supplies—Materials and supplies held for consumption are carried at average cost, net of allowances for excess or obsolete materials and supplies of $8.0 million and $4.0 million as of December 31, 2015 and 2014, respectively.
Property and Equipment—High-specification drillships are recorded at cost of construction, including any major capital improvements, less accumulated depreciation and if applicable, impairment. Other property and equipment is recorded at cost and consists of purchased software systems, furniture, fixtures and other equipment. Ongoing maintenance, routine repairs and minor replacements are expensed as incurred.
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

We review property and equipment for impairment when events or changes in circumstances indicate that the carrying amounts of our assets held and used may not be recoverable. Potential impairment indicators include steep declines in commodity prices and related market conditions, actual or expected declines in rig utilization, increases in idle time, cancellations of contracts or credit concerns of clients. We assess impairment using estimated undiscounted cash flows for the property and equipment being evaluated by applying assumptions regarding future operations, market conditions, dayrates, utilization and idle time. An impairment loss is recorded in the period if the carrying amount of the asset is not recoverable. During 2015, 2014 and 2013, there were no long-lived asset impairments.
Deferred Financing Costs—Deferred financing costs associated with long-term debt are carried at cost and are amortized to interest expense using the effective interest rate method over the term of the applicable long-term debt.
Foreign Currency Transactions—The consolidated financial statements are stated in U.S. dollars. We have designated the U.S. dollar as the functional currency for our foreign subsidiaries in international locations because we contract with clients, purchase equipment and finance capital using the U.S. dollar. Transactions in other currencies have been translated into U.S. dollars at the rate of exchange on the transaction date. Any gain or loss arising from a change in exchange rates subsequent to the transaction date is included as an exchange gain or loss. Monetary assets and liabilities denominated in currencies other than U.S. dollars are reported at the rates of exchange prevailing at the end of the reporting period. During 2015, 2014 and 2013, foreign exchange losses were $3.6 million, $5.3 million and $2.1 million, respectively, and recorded in other expense within our consolidated statements of income.
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

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

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
Recently Issued Accounting Standards
Revenue Recognition — On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard will replace most existing revenue recognition guidance under GAAP when it becomes effective. The standard will be effective for annual periods and interim periods beginning after December 15, 2017. We plan to adopt the new standard on January 1, 2018. The standard permits the use of either the retrospective or cumulative effect transition method. We have not yet selected a transition method, nor have we determined the effect the standard may have on our consolidated financial statements and related disclosures.
Debt Issuance Costs — On April 7, 2015, FASB issued ASU 2015-03, Interest - Imputation of Interest (Subtopic 835-30) - Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. Early adoption is permitted. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. We plan to adopt the standard on a retrospective basis effective January 1, 2016 and expect that it will result in the netting of our deferred financing costs against long-term debt balances on the consolidated balance sheets for the periods presented and related disclosure. There will be no impact to the manner in which deferred financing costs are amortized in our consolidated financial statements.
Deferred Taxes — On November 20, 2015, FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which requires all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

the balance sheet. The new guidance does not change the existing requirement that only permits offsetting within a tax jurisdiction. The standard will be effective for annual and interim periods beginning after December 15, 2016, and may be applied prospectively or retrospectively. Early adoption is permitted. We have not yet adopted nor selected a transition method and are currently evaluating the impact it may have on our consolidated financial statements.
Leases — On February 25, 2016, FASB issued ASU 2016-02, Leases, which requires the balance sheet recognition of lease assets and lease liabilities by lessees for virtually all of their leases. Lessees and lessors will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply. These practical expedients relate to the identification and classification of leases that commenced before the effective date, initial direct costs for leases that commenced before the effective date, and the ability to use hindsight in evaluating lessee options to extend or terminate a lease or to purchase the underlying asset. The standard will be effective for our annual and interim periods beginning January 1, 2019. Early adoption is permitted. We have not yet evaluated the standard nor determined our implementation method upon adoption or what impact it will have on our consolidated financial statements.
Note 3—Property and Equipment
Property and equipment consists of the following:

	December 31,
	2015	2014
	(in thousands)
Drillships and related equipment	$5,856,564	$5,907,226
Other property and equipment	14,938	10,353
Property and equipment, cost	5,871,502	5,917,579
Accumulated depreciation	(727,946)	(485,756)
Property and equipment, net	$5,143,556	$5,431,823
During the years ended December 31, 2015, 2014 and 2013, we capitalized interest costs of $37.1 million, $62.1 million and $78.5 million, respectively.
Note 4—Loss from Construction Contract Rescission
On January 25, 2013, we entered into a contract with Samsung Heavy Industries Co., Ltd. (“SHI”) for the construction of an eighth drillship, the Pacific Zonda, which provided for a purchase price of approximately $517.5 million and an original delivery date of March 31, 2015 (the “Construction Contract”). On October 29, 2015, we exercised our right to rescind the Construction Contract due to SHI’s failure to timely deliver the drillship in accordance with the contractual specifications. The carrying value of the newbuild at the date of rescission was $315.7 million, consisting of (i) advance payments in the aggregate of $181.1 million paid by us to SHI, (ii) purchased equipment, (iii) internally capitalized construction costs and (iv) capitalized interest.
On November 25, 2015, SHI formally commenced arbitration proceedings against us in accordance with the Construction Contract. On November 30, 2015, we made demand under the third party refund guarantee accompanying the Construction Contract for the amount of our advance payments made under the Construction Contract, plus interest. Any payment under the refund guarantee is suspended until an award under the arbitration is obtained. We do not expect a resolution of this matter within the next 12 months.
Based on our assessment of the facts and circumstances of the rescission, we believe the recovery of the advance payments and accrued interest is probable. As such, we have reclassified $181.1 million from property and equipment, plus accrued interest of $21.4 million, to a receivable from SHI, which is presented as a long-term receivable on our consolidated balance sheets. As of December 31, 2015, we owned $75.0 million in purchased equipment for the Pacific Zonda recorded in property and equipment. Of this amount, a majority of the purchased equipment remains onboard the Pacific Zonda subject to return to us by SHI.
Subsequent to our rescission of the Construction Contract, we incurred $2.0 million in crew costs directly associated with the Pacific Zonda. The resulting net loss recognized was $40.2 million, which is included in “loss from construction contract rescission” in our consolidated statements of income.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

Note 5—Debt
Debt consists of the following:

	December 31,
	2015	2014
	(in thousands)
Due within one year:
2015 Senior Unsecured Bonds	$—	$286,500
2018 Senior Secured Term Loan B	7,500	7,500
Senior Secured Credit Facility	82,083	75,000
Total current debt	89,583	369,000
Long-term debt:
2017 Senior Secured Bonds	498,887	498,369
2018 Senior Secured Term Loan B	721,958	728,706
2013 Revolving Credit Facility	50,000	—
Senior Secured Credit Facility	775,000	804,167
2020 Senior Secured Notes	750,000	750,000
Total long-term debt	2,795,845	2,781,242
Total debt	$2,885,428	$3,150,242
2015 Senior Unsecured Bonds
On February 23, 2015, we repaid in full the $286.5 million outstanding principal and accrued interest on our 8.25% senior unsecured U.S. dollar denominated bonds due 2015.
2017 Senior Secured Notes
In November 2012, Pacific Drilling V Limited (“PDV”), an indirect, wholly-owned subsidiary of the Company, and the Company, as guarantor, completed a private placement of $500.0 million in aggregate principal amount of 7.25% senior secured notes due 2017 (the “2017 Senior Secured Notes”). The 2017 Senior Secured Notes bear interest at 7.25% per annum, payable semiannually on June 1 and December 1, and mature on December 1, 2017.
The 2017 Senior Secured Notes are secured by a first-priority security interest (subject to certain exceptions) in the Pacific Khamsin, and substantially all of the other assets of PDV, including an assignment of earnings and insurance proceeds related to the Pacific Khamsin.

On or after December 1, 2015, PDV may redeem the 2017 Senior Secured Notes at the redemption prices plus accrued and unpaid interests specified in the indenture for the Notes.

The 2017 Senior Secured Notes contain provisions that limit, with certain exceptions, the ability of PDV, the Company and the Company’s other restricted subsidiaries to (i) pay dividends, make distributions, purchase or redeem the Company’s capital stock or subordinated indebtedness of PDV or any guarantor or make other restricted payments (subject to certain exceptions), (ii) incur or guarantee additional indebtedness or issue preferred stock, (iii) create or incur liens, (iv) create unrestricted subsidiaries, (v) enter into transactions with affiliates, (vi) enter into new lines of business, (vii) transfer or sell the Pacific Khamsin and other related assets and (viii) merge or demerge. These covenants are subject to exceptions and qualifications set forth in the indenture for the Notes.
As of December 31, 2015, we were in compliance with all 2017 Senior Secured Notes covenants.
Senior Secured Credit Facility Agreement
In February 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited (collectively, the “SSCF Borrowers”) and the Company, as guarantor, entered into a senior secured credit facility agreement, as amended and restated (the “SSCF”), to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem (the “SSCF Vessels”). The SSCF is primarily secured on a first priority basis by liens on the SSCF Vessels, and by an assignment of

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

earnings and insurance proceeds relating thereto.
In the second quarter of 2015, we completed the final drawdown under this facility, bringing the outstanding balance to $985.0 million. We do not have any undrawn capacity on this facility as of December 31, 2015.
Following the final drawdown, the SSCF consisted of two principal tranches: (i) a Commercial Tranche of $492.5 million provided by a syndicate of commercial banks and (ii) a Garanti — Instituttet for Eksportkreditt (“GIEK”) Tranche of $492.5 million guaranteed by GIEK, comprised of two sub-tranches: (x) an Eksportkreditt Norge AS (“EKN”) sub-tranche of $246.3 million and (y) a bank sub-tranche of $246.3 million.
In November 2015, we entered into Amendment No. 5 to the SSCF to, among other items, amend certain of the financial covenants. Subsequent to Amendment No.5, borrowings under (A) the Commercial Tranche bear interest at LIBOR plus a margin of 3.75%, (B) the EKN sub-tranche bear interest, at our option, at (i) LIBOR plus a margin of 1.5% (which margin may be reset on May 31, 2019) or (ii) at a Commercial Interest Reference Rate of 2.37% and (C) the bank sub-tranche bear interest at LIBOR plus a margin of 1.5%. Borrowings under both sub-tranches are also subject to a guarantee fee of 2% per annum. Interest is payable quarterly.
The Commercial Tranche matures on May 31, 2019. Loans made with respect to each vessel under the GIEK Tranche mature 12 years following the delivery of the applicable vessel. The GIEK Tranche contains a put option exercisable if the Commercial Tranche is not refinanced or renewed on or before February 28, 2019. If the GIEK Tranche put option is exercised, each SSCF Borrower must prepay, in full, the portion of all outstanding loans that relate to the GIEK Tranche, on or before May 31, 2019, without any premium, penalty or fees of any kind. Amortization payments under the SSCF are calculated on a 12 year repayment schedule and must be made every six months following the delivery of the relevant vessel.
The SSCF requires compliance with certain affirmative and negative covenants that are customary for such financings. These include the following financial covenants:

•	Consolidated Tangible Net Worth: maintain at least $1.0 billion consolidated tangible net worth.

•
Maximum Leverage Ratio: maintain a net debt to EBITDA ratio no greater than 4.75 to 1.00 as of December 31, 2015 and increasing incrementally to 6.00 to 1.00 during the period from July 1, 2016 through December 31, 2017, and 4.00 to 1.00, thereafter.

•	Total Debt to Capitalization Ratio: maintain a ratio of not greater than 3.0 to 5.0 of total debt to total capitalization.

•	Total Debt: maintain less than $3.0 billion in total debt.

•	Minimum Liquidity: maintain no less than $50.0 million in cash and cash equivalents.

•
Net Debt to Applicable Rigs ratio: maintain a net debt per rig ratio of not greater than $425.0 million through June 30, 2016 and decreasing incrementally to $360.0 million during the period from October 1, 2017 through December 31, 2017.

In addition, the SSCF contains restrictions on the ability of the Company to pay dividends or make distributions to its shareholders or transact with business affiliates. The SSCF also limits the ability of the SSCF Borrowers to incur additional indebtedness or liens, sell assets, make certain investments or transact with affiliates, among others.
Borrowings under the SSCF may be prepaid in whole or in part at any time, without any premium or penalty other than customary interest rate breakage payments, as applicable. The SSCF contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the SSCF are subject to acceleration.
As of December 31, 2015, we were in compliance with all SSCF covenants.
2020 Senior Secured Notes
On June 3, 2013, we completed a $750.0 million private placement of 5.375% senior secured notes due 2020 (the “2020 Senior Secured Notes”).
The 2020 Senior Secured Notes bear interest at 5.375% per annum, payable semiannually on June 1 and December 1, and mature on June 1, 2020.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

The 2020 Senior Secured Notes are guaranteed by each of our subsidiaries that own the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana (the “Shared Collateral Vessels”), each of our subsidiaries that owns or previously owned equity or similar interests in a Shared Collateral Vessel-owning subsidiary, and certain other of our subsidiaries that are parties to charters in respect of the Shared Collateral Vessels, and will be guaranteed by certain other future subsidiaries. The indenture for the 2020 Senior Secured Notes allows for the issuance of up to $100.0 million of additional notes provided no default is continuing and we are otherwise in compliance with all applicable covenants.
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
Beginning on June 1, 2016 the Company may redeem the 2020 Senior Secured Notes at a redemption price of 104.031% of the principal amount, and at declining redemption prices thereafter as specified in the indenture. Prior to June 1, 2016, the Company may redeem all or any portion of the notes at a redemption price equal to 100% of the principal amount of the outstanding notes plus accrued and unpaid interest, plus a “make-whole” premium.
In addition, prior to June 1, 2016, the Company may redeem up to 35% of the aggregate original principal amount of the notes with the net cash proceeds from certain equity offerings at a redemption price of 105.375% of the principal amount of the outstanding notes plus accrued and unpaid interest.
The Company may also, prior to June 1, 2016, redeem up to 10% of the original aggregate principal amount of the notes in any 12-month period at a redemption price equal to 103% of the aggregate principal amount thereof plus accrued and unpaid interest.
The indenture for the 2020 Senior Secured Notes contains covenants that, among other things, limits the Company’s and its restricted subsidiaries’ ability to (i) pay dividends, make distributions, purchase or redeem the Company’s capital stock or its or its subsidiary guarantors’ subordinated indebtedness or make other restricted payments, (ii) incur or guarantee additional indebtedness or issue preferred stock, (iii) create or incur liens, (iv) create unrestricted subsidiaries, (v) enter into transactions with affiliates, (vi) enter into new lines of business and (vii) transfer or sell assets or enter into mergers.
The indenture for the 2020 Senior Secured Notes contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, the 2020 Senior Secured Notes are subject to acceleration.
As of December 31, 2015, we were in compliance with all 2020 Senior Secured Notes covenants.
2018 Senior Secured Institutional Term Loan – Term Loan B
On June 3, 2013, we entered into a $750.0 million senior secured institutional term loan maturing 2018 (the “Senior Secured Term Loan B”). The Senior Secured Term Loan B bears interest, at our election, at either (1) LIBOR, which will not be less than a floor of 1% plus a margin of 3.5% per annum, or (2) a rate of interest per annum equal to (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% or (iii) 1% per annum above the one-month LIBOR, whichever is the highest rate in each case plus a margin of 2.5% per annum. Interest is payable quarterly. The Senior Secured Term Loan B requires quarterly amortization payments of $1.9 million and matures on June 3, 2018.
The Senior Secured Term Loan B has an accordion feature that would permit additional loans to be extended so long as our total outstanding obligations in connection with the Senior Secured Term Loan B and the 2020 Senior Secured Notes do not exceed $1.7 billion.
The Senior Secured Term Loan B is secured by the Shared Collateral and subject to the terms and provisions of the Intercreditor Agreement.
The Senior Secured Term Loan B requires compliance with certain affirmative and negative covenants that are

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

customary for such financings. These include restrictions on the Company’s and its restricted subsidiaries’ ability to (i) pay dividends, make distributions, purchase or redeem the Company’s capital stock or its or its subsidiary guarantors’ subordinated indebtedness or make other restricted payments, (ii) incur or guarantee additional indebtedness or issue preferred stock, (iii) create or incur liens, (iv) create unrestricted subsidiaries, (v) enter into transactions with affiliates, (vi) enter into new lines of business and (vii) transfer or sell assets or enter into mergers. These covenants are subject to important exceptions and qualifications set forth in the Senior Secured Term Loan B, including the ability to incur certain amounts of secured indebtedness to finance the construction of additional drillships.
The Senior Secured Term Loan B contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the Senior Secured Term Loan B are subject to acceleration.
As of December 31, 2015, we were in compliance with all Senior Secured Term Loan B covenants.
2013 Revolving Credit Facility
On June 3, 2013, we entered into a $500.0 million senior secured revolving credit facility maturing 2018, as amended (the “2013 Revolving Credit Facility”). The 2013 Revolving Credit Facility is secured by the Shared Collateral and subject to the provisions of the Intercreditor Agreement.
In November 2015, we entered into the Fifth Amendment to the 2013 Revolving Credit Facility to, among other items, amend certain financial covenants and increase the cash sublimit.
Subsequent to the Fifth Amendment, borrowings under the 2013 Revolving Credit Facility bear interest, at our option, at either (1) LIBOR plus a margin ranging from 3.25% to 3.75% based on our leverage ratio, or (2) a rate of interest per annum equal to (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% or (iii) 1% per annum above the one-month LIBOR, whichever is the highest rate in each case plus a margin ranging from 2.25% to 2.75% per annum based on our leverage ratio. Undrawn commitments accrued a fee ranging from 1.3% to 1.5% per annum based on our leverage ratio. Interest is payable quarterly.
The 2013 Revolving Credit Facility, as amended, permits loans to be extended up to a maximum sublimit of $500.0 million and permits letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $500.0 million overall facility limit. Outstanding but undrawn letters of credit accrue a fee at a rate equal to the margin on LIBOR loans minus 1%. The 2013 Revolving Credit Facility matures on June 3, 2018.
Borrowings under the 2013 Revolving Credit Facility may be prepaid, and commitments under the 2013 Revolving Credit Facility may be reduced, in whole or in part at any time, without any premium or penalty other than LIBOR breakage payments.

The 2013 Revolving Credit Facility requires compliance with certain affirmative and negative covenants that are customary for such financings. These include the following financial covenants:

•
Maximum Leverage Ratio: maintain a net debt to EBITDA ratio no greater than 4.75 to 1.00 as of December 31, 2015 and increasing incrementally to 6.00 to 1.00 during the period from July 1, 2016 through December 31, 2017, and 4.25 to 1.00, thereafter.

•	Minimum Liquidity: maintain no less than $100.0 million in cash and cash equivalents (including undrawn capacity for borrowings under the 2013 Revolving Credit Facility).

•
Net Debt to Applicable Rigs ratio: maintain a net debt per rig ratio of not greater than $425.0 million through June 30, 2016 and decreasing incrementally to $360.0 million during the period from October 1, 2017 through December 31, 2017.

In addition, the 2013 Revolving Credit Facility contains restrictions on the ability of the Company to pay dividends or make distributions to its shareholders and restrictions on the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, sell assets, make investments or engage in transactions with affiliates, among others.
The 2013 Revolving Credit Facility contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, (i) commitments and letters of credit under the 2013 Revolving Credit Facility could be subject to termination, (ii) borrowings under the 2013 Revolving Credit Facility could be subject to acceleration, and (iii) outstanding letters of credit could be subject to cash collateralization.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

As of December 31, 2015, we were in compliance with all 2013 Revolving Credit Facility covenants.
2014 Revolving Credit Facility
In October 2014, we entered into a $500.0 million revolving credit facility for pre-delivery, delivery and post-delivery financing of the Pacific Zonda and for other general corporate purposes (the “2014 Revolving Credit Facility”).
On October 26, 2015, we repaid all amounts outstanding under the 2014 Revolving Credit Facility, and in connection with our rescission of the Construction Contract for the Pacific Zonda, the 2014 Revolving Credit Facility was terminated as of October 30, 2015.
Maturities of Long-Term Debt
As of December 31, 2015, the aggregate maturities of our debt, including net unamortized discounts of $2.9 million, was as follows:

(in thousands)
Years ending December 31,
2016	$89,583
2017	589,584
2018	848,333
2019	610,833
2020	750,000
Thereafter	—
Total	$2,888,333

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

Note 6—Income Taxes
Pacific Drilling S.A., a holding company and Luxembourg resident, is subject to Luxembourg corporate income tax and municipal business tax at a combined rate of 29.2%. Qualifying dividend income and capital gains on the sale of qualifying investments in subsidiaries are exempt from Luxembourg corporate income tax and municipal business tax. Consequently, Pacific Drilling S.A. expects dividends from its subsidiaries and capital gains from sales of investments in its subsidiaries to be exempt from Luxembourg corporate income tax and municipal business tax.
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
Income before income taxes consists of the following:

	Years ended December 31,
	2015	2014	2013
	(in thousands)
Luxembourg	$94,558	$36,783	$55,904
United States	4,812	3,631	206
Other Jurisdictions	55,731	193,463	(8,085)
Total	$155,101	$233,877	$48,025

The components of income tax (provision) / benefit consists of the following:

	Years ended December 31,
	2015	2014	2013
	(in thousands)
Current income tax expense:
Luxembourg	$(1,107)	$(979)	$(816)
United States	(2,347)	(6,030)	(1,885)
Other Foreign	(15,577)	(19,950)	(22,941)
Total current	$(19,031)	$(26,959)	$(25,642)
Deferred tax benefit (expense):
Luxembourg	$(2,908)	$(1)	$(32)
United States	(1,071)	4,281	2,053
Other Foreign	(5,861)	(22,941)	1,098
Total deferred	$(9,840)	$(18,661)	$3,119
Income tax expense	$(28,871)	$(45,620)	$(22,523)

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

A reconciliation between the Luxembourg statutory rate of 29.2% for the years ended December 31, 2015, 2014 and 2013 and our effective tax rate is as follows:

	Years ended December 31,
	2015	2014	2013
Statutory rate	29.2%	29.2%	29.2%
Effect of tax rates different than the Luxembourg statutory tax rate	(22.5)%	(27.6)%	25.2%
Change in valuation allowance	10.6%	10.2%	(9.0)%
Changes in unrecognized tax benefits	1.9%	10.1%	1.9%
Equity based compensation shortfall	1.4%	—%	—%
Adjustments related to prior years	(2.0)%	(2.4)%	(0.4)%
Effective tax rate	18.6%	19.5%	46.9%
The components of deferred tax assets and liabilities consists of the following:

	December 31,
	2015	2014
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$40,422	$33,537
Depreciation and amortization	62,702	54,815
Accrued payroll expenses	7,662	9,086
Deferred revenue	8,851	19,107
Other	2,025	1,187
Deferred tax assets	121,662	117,732
Less: valuation allowance	(94,422)	(78,328)
Total deferred tax assets	$27,240	$39,404
Deferred tax liabilities:
Depreciation and amortization	$(3,642)	$—
Deferred expenses	(12,483)	(21,937)
Other	(1,817)	(1,220)
Total deferred tax liabilities	$(17,942)	$(23,157)
Net deferred tax assets	$9,298	$16,247

As of December 31, 2015 and 2014, the Company had gross deferred tax assets of $40.4 million and $33.5 million, respectively, related to loss carry forwards in various worldwide tax jurisdictions. The majority of the loss carry forwards have no expiration.
A valuation allowance for deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2015 and 2014, the valuation allowance for deferred tax assets was $94.4 million and $78.3 million, respectively. The increase in our valuation allowance partially resulted from losses incurred in Brazil and Luxembourg, for which we believe it is more likely than not that a tax benefit will not be realized. Additionally, we believe it is more likely than not that a tax benefit will not be realized from the excess of tax basis over book basis for certain of our drillships.
We consider the earnings of certain of our subsidiaries to be indefinitely reinvested. Accordingly, we have not provided for taxes on these unremitted earnings. Should we make distributions from the unremitted earnings of these subsidiaries, we would be subject to taxes payable to various jurisdictions. At December 31, 2015, the amount of indefinitely reinvested earnings was approximately $63.0 million. If all of these indefinitely reinvested earnings were distributed, we would be subject to estimated taxes of approximately $3.2 million as of December 31, 2015.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. As of December 31, 2015, we had $24.9 million of unrecognized tax benefits which was included in other long-term liabilities on our consolidated balance sheet, of which $24.9 million would impact our consolidated effective tax rate if realized. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2015 and 2014 is as follows:

	December 31,
	2015	2014
	(in thousands)
Balance, beginning of year	$23,248	$736
Increases in unrecognized tax benefits as a result of tax positions taken during prior years	1,327	3,473
Decreases in unrecognized tax benefits as a result of tax positions taken during prior years	(9,592)	—
Increases in unrecognized tax benefits as a result of tax positions taken during current year	9,931	19,039
Balance, end of year	$24,914	$23,248
Accrued interest and penalties totaled $2.5 million and $1.2 million as of December 31, 2015 and 2014, respectively, and were included in other long-term liabilities on our consolidated balance sheets. We recognized expense of $1.2 million, $1.0 million, and $0.2 million associated with interest and penalties during the years ended December 31, 2015, 2014 and 2013, respectively. Interest and penalties are included in income tax expense in our consolidated statements of income.
The Company is subject to taxation in various U.S., foreign, and state jurisdictions in which it conducts business. Tax years as early as 2011 remain subject to examination. As of December 31, 2015, the Company has ongoing tax audits in Nigeria, the United States, and Brazil.
Note 7—Shareholders’ Equity
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
During the year ended December 31, 2015, we repurchased 5.6 million shares under our share repurchase program at an aggregate cost of $21.8 million. During the year ended December 31, 2014, we repurchased 1.7 million shares under our share repurchase program at an aggregate cost of $8.2 million.
As of December 31, 2015, the Company’s share capital consists of 5.0 billion common shares authorized, $0.01 par value per share, 232.8 million common shares issued and 211.2 million common shares outstanding of which approximately 71.0% is held by Quantum Pacific (Gibraltar) Limited.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

Note 8—Share-Based Compensation
We recorded share-based compensation expense and related tax benefit within our consolidated statements of income as follows:

	Years Ended December 31,
	2015	2014	2013
	(in thousands)
Operating expenses	$4,650	$3,131	$2,087
General and administrative expenses	7,884	7,353	7,228
Share-based compensation expense	12,534	10,484	9,315
Tax benefit (a)	(2,690)	(2,154)	(2,113)
Total	$9,844	$8,330	$7,202

(a)	The effects of tax benefits from share-based compensation expense are included within income tax expense in our consolidated statements of income.
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
During the years ended December 31, 2015, 2014 and 2013, the fair value of the options granted was calculated using the following weighted-average assumptions:

	2015 Stock Options	2014 Stock Options	2013 Stock Options
Expected volatility	40.9%	46.3%	47.3%
Expected term (in years)	6.25	6.25	6.25
Expected dividends	—	—	—
Risk-free interest rate	1.7%	1.9%	1.2%

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

A summary of option activity under the 2011 Stock Plan as of and for the year ended December 31, 2015 is as follows:

	Number of Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)	(per share)	(in years)	(in thousands)
Outstanding — January 1, 2015	5,029	$10.00
Granted	2,729	3.51
Exercised	—	—
Cancelled or forfeited	(1,356)	9.21
Outstanding — December 31, 2015	6,402	$7.40	7.7	$—
Exercisable — December 31, 2015	2,824	$9.98	5.7	$—
 The weighted-average grant date fair value of options granted during the years ended December 31, 2015, 2014 and 2013 was $1.49, $5.10 and $4.46, respectively.
During the years ended December 31, 2015, 2014 and 2013, there were 0, 0.1 million and 0 options exercised respectively. As of December 31, 2015, total compensation costs related to nonvested option awards not yet recognized was $5.3 million and was expected to be recognized over 2.5 years.
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
A summary of restricted stock units activity under the 2011 Stock Plan as of and for the year ended December 31, 2015 was as follows:

	Number of Restricted Stock Units	Weighted-Average Grant-Date Fair Value
	(in thousands)	(per share)
Nonvested—January 1, 2015	1,767	$9.99
Granted	2,393	3.64
Vested	(1,199)	8.09
Cancelled or forfeited	(469)	6.95
Nonvested—December 31, 2015	2,492	$5.39
The weighted-average grant-date fair value of restricted stock units granted was $10.06 and $9.93 per share for the years ended December 31, 2014 and 2013, respectively. The total grant-date fair value of the restricted stock units vested was $9.7 million, $4.1 million and $1.7 million for the years ended December 31, 2015, 2014 and 2013, respectively.
As of December 31, 2015, total compensation costs related to nonvested restricted stock units not yet recognized was $8.2 million and is expected to be recognized over a weighted-average period of 2.6 years.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

Note 9—Earnings per Share
The following reflects the income and the share data used in the basic and diluted EPS computations:

	Years Ended December 31,
	2015	2014	2013
	(in thousands, except per share amounts)
Numerator:
Net income, basic and diluted	$126,230	$188,257	$25,502
Denominator:
Weighted-average number of common shares outstanding, basic	211,454	217,223	216,964
Effect of share-based compensation awards	103	153	457
Weighted-average number of common shares outstanding, diluted	211,557	217,376	217,421
Earnings per share:
Basic	$0.60	$0.87	$0.12
Diluted	$0.60	$0.87	$0.12

The following table presents the share effects of share-based compensation awards excluded from our computations of diluted EPS as their effect would have been anti-dilutive for the periods presented:

	Years Ended December 31,
	2015	2014	2013
	(in thousands)
Share-based compensation awards	8,891	6,196	5,817
Note 10—Derivatives
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
On May 30, 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR rates with an effective date of June 3, 2013. The interest rate swap has a notional value of $712.5 million, does not amortize and matures on December 3, 2017. On a quarterly basis, we pay a fixed rate of 1.56% and receive the maximum of 1% or three-month LIBOR.
On June 10, 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR rates with an effective date of July 1, 2014. The interest rate swap has a notional value of $400.0 million, does not amortize and matures on July 1, 2018. On a quarterly basis, we pay a fixed rate of 1.66% and receive three-month LIBOR.
On December 17, 2014, we entered into a series of foreign currency forward contracts as a cash flow hedge against future exchange rate fluctuations between the Euro and U.S. Dollar. We are using the forward contracts to hedge Euro payments for forecasted capital expenditures. As of December 31, 2015, the remaining forward contracts have a notional value of €3.8 million and will be settled in 2016. Upon settlement, we pay U.S. Dollars and receive Euros at forward rates ranging from $1.25 to $1.27. As a result of partially settling the effective hedge for the year ended 2015, we incurred a net cash outflow of $1.2 million based on the prevailing Euro exchange rate and reclassified the amount from accumulated other comprehensive income to property and equipment.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

The following table provides data about the fair values of derivatives that are designated as hedge instruments:

Derivatives Designated as Hedging Instruments		December 31,
	Balance Sheet Location	2015	2014
		(in thousands)
Long-term—Interest rate swaps	Other assets	$—	$5,601
Short-term—Interest rate swaps	Derivative liabilities, current	(5,899)	(8,381)
Long-term—Interest rate swaps	Other long-term liabilities	(238)	—
Short-term—Foreign currency forward contracts	Derivative liabilities, current	(1,584)	(267)
Long-term—Foreign currency forward contracts	Other long-term liabilities	—	(296)
Total		$(7,721)	$(3,343)
We have elected not to offset the fair value of derivatives subject to master netting agreements, but to report them on a gross basis on our consolidated balance sheets.
The following table summarizes the cash flow hedge gains and losses:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Other Comprehensive Income (“OCI”) for the Years Ended December 31,			Loss Reclassified from Accumulated OCI into Income for the Years Ended December 31,			Gain (Loss) Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing) for the Years ended December 31,
	2015	2014	2013	2015	2014	2013	2015	2014	2013
	(in thousands)
Interest rate swaps	$(1,701)	$(11,085)	$49,859	$10,440	$7,737	$47,720	$—	$—	$—
Foreign currency forward contracts	$(1,584)	$(563)	$—	$—	$—	$—	$(296)	$—	$—
As of December 31, 2015, the estimated amount of net losses associated with derivative instruments that would be reclassified from accumulated comprehensive loss to earnings during the next twelve months was $6.7 million. During the years ended December 31, 2015, 2014 and 2013, we reclassified $9.6 million, $7.0 million and $47.1 million to interest expense and $0.8 million, $0.8 million and $0.6 million to depreciation from accumulated other comprehensive income, respectively.
Note 11—Fair Value Measurements
We estimated fair value by using appropriate valuation methodologies and information available to management as of December 31, 2015 and 2014. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.
The estimated fair value of accounts receivable, accounts payable and accrued expenses approximated their carrying value due to their short-term nature. It is not practicable to estimate the fair value of our receivable from SHI. The estimated fair value of our SSCF debt and 2013 Revolving Credit Facility approximated carrying value because the variable rates approximate current market rates. The following table presents the carrying value and estimated fair value of our other long-term debt instruments:

	December 31,
	2015		2014
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(in thousands)
2015 Senior Unsecured Bonds	$—	$—	$286,500	$284,351
2017 Senior Secured Bonds	498,887	250,000	498,369	447,500
2018 Senior Secured Term Loan B	729,458	307,125	736,206	614,551
2020 Senior Secured Notes	750,000	322,500	750,000	600,000

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

We estimate the fair values of our variable-rate and fixed-rate debt using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.
The following table presents the carrying value and estimated fair value of our financial instruments recognized at fair value on a recurring basis:

	December 31, 2015
		Fair Value Measurements Using
	Carrying Value	Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Interest rate swaps	$(6,137)	—	$(6,137)	—
Foreign currency forward contracts	$(1,584)	—	$(1,584)	—

	December 31, 2014
		Fair Value Measurements Using
	Carrying Value	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Interest rate swaps	$5,601	—	$5,601	—
Liabilities:
Interest rate swaps	$(8,381)	—	$(8,381)	—
Foreign currency forward contracts	$(563)	—	$(563)	—
We use an income approach to value assets and liabilities for outstanding interest rate swaps and foreign currency forward contracts. These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates and forward rates. The determination of the fair values above incorporated various factors, including the impact of the counterparty’s non-performance risk with respect to our financial assets and our non-performance risk with respect to our financial liabilities.
See Note 10 for further discussion of our use of derivative instruments and their fair values.
Note 12—Commitments and Contingencies
Operating Leases—We lease office space in countries in which we operate. As of December 31, 2015, the future minimum lease payments under the non-cancelable operating leases with lease terms in excess of one year was as follows:

(In thousands)
Years Ending December 31,
2016	$2,327
2017	2,259
2018	2,183
2019	2,083
2020	2,121
Thereafter	8,102
Total future minimum lease payments	$19,075
During the years ended December 31, 2015, 2014 and 2013, rent expense was $3.0 million, $4.5 million and $2.0 million, respectively.
Commitments—As of December 31, 2015, following our rescission of the Construction Contract for the Pacific Zonda, we had no material commitments for capital expenditures related to the construction of a newbuild drillship.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — Continued

Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs and debt repayments. Primary sources of funds for our short-term liquidity needs are expected to be our cash balances and cash flow generated from operating and financing activities, which includes availability under the 2013 Revolving Credit Facility. We believe that these sources will provide sufficient liquidity over the next twelve months to fund our working capital needs and scheduled payments on our long-term debt.
Customs Bonds—As of December 31, 2015, we were contingently liable under certain customs bonds totaling approximately $227.9 million issued as security in the normal course of our business.
Contingencies—It is to be expected that we and our subsidiaries will routinely be involved in litigation and disputes arising in the ordinary course of our business.
On April 16, 2013, Transocean Offshore Deepwater Drilling, Inc. (“Transocean”) filed a complaint against us in the United States District Court for the Southern District of Texas alleging infringement of their dual activity patents, supplemented by an Amended Complaint filed on May 13, 2013. In its Amended Complaint, Transocean seeks relief in the form of a permanent injunction, compensatory damages, enhanced damages, court costs and fees. On May 31, 2013, we filed our Answer to the Amended Complaint and our Counterclaims seeking Declaratory Judgments that we do not infringe the asserted Transocean patents and that such patents are invalid and unenforceable. The Court issued its claim construction order on May 27, 2015, and the trial is currently scheduled for August 8, 2016. We do not believe that the ultimate liability, if any, resulting from this litigation will have a material adverse effect on our financial position, results of operations or cash flows.
On October 29, 2015, we exercised our right to rescind the Construction Contract for the drillship the Pacific Zonda due to SHI’s failure to timely deliver the drillship in accordance with the contractual specifications. SHI rejected our rescission, and on November 25, 2015, formally commenced arbitration proceedings against us in London (as specified in the Construction Contract) and notified us of its appointed arbitrator. SHI claims that we wrongfully rejected their tendered delivery of the drillship and seeks the final installment of the purchase price under the Construction Contract. We responded on November 27, 2015 with notice of our appointed arbitrator. The two arbitrators have selected a third arbitrator, thus completing the tribunal. On November 30, 2015, we made demand under the third party refund guarantee accompanying the Construction Contract for the amount of our advance payments made under the Construction Contract, plus interest. Any payment under the refund guarantee is suspended until an award under the arbitration is obtained. Pursuant to a mutually agreed scheduling order, SHI filed its claims submission on January 29, 2016. We responded with our defense and counterclaim on February 26, 2016 and, in addition to seeking repayment of our advance payments made under the Construction Contract, our counterclaim also seeks the return of our purchased equipment, or the value of such equipment, and damages for our wasted expenditures. We do not expect a resolution on this matter within the next 12 months, and we do not believe that the ultimate liability, if any, resulting from this arbitration will have a material adverse effect on our financial position, results of operations or cash flows.
Note 13—Concentrations of Credit and Market Risk
Financial instruments that potentially subject the Company to credit risk are primarily cash equivalents and accounts receivable. At times, cash equivalents may be in excess of FDIC insurance limits. With regards to accounts receivable, we have an exposure from our concentration of clients within the oil and natural gas industry. This industry concentration has the potential to impact our exposure to credit and market risks as our clients could be affected by similar changes in economic, industry or other conditions. However, we believe that the credit risk posed by this industry concentration is largely offset by the creditworthiness of our client base. During the years ended December 31, 2015, 2014 and 2013, the percentage of revenues earned from our clients was as follows:

	Years Ended December 31,
	2015	2014	2013
Chevron	81.2%	67.4%	55.6%
Total	17.2%	17.3%	22.6%
Petrobras	1.6%	15.3%	21.8%

Some of our employees in Nigeria are represented by unions. As of December 31, 2015, approximately 20% of our labor force was covered by collective bargaining agreements, all of which are subject to annual salary negotiation.

Note 14—Segments and Geographic Areas
Our drillships are part of a single, global market for contract drilling services and can be redeployed globally due to changing demands. We consider the operations of each of our drillships to be an operating segment. We evaluate the financial performance of each of our drillships and our overall fleet based on several factors, including revenues from clients and operating profit. The consolidation of our operating segments into one reportable segment is attributable to how we manage our fleet, including the nature of our services provided, type of clients we serve and the ability of our drillships to operate in a single, global market. The accounting policies of our operating segments are the same as those described in the summary of significant accounting policies. See Note 2.
As of December 31, 2015, the Pacific Bora and the Pacific Scirocco were located offshore Nigeria, the Pacific Santa Ana and the Pacific Sharav were located offshore the United States. As of December 31, 2015, the Pacific Mistral and the Pacific Meltem were anchored at Aruba, and the Pacific Khamsin was demobilizing after recently completing its drilling contract offshore Nigeria.
During the years ended December 31, 2015, 2014 and 2013, the percentage of revenues earned by geographic area, based on drilling location, is as follows:

	Years Ended December 31,
	2015	2014	2013
Nigeria	60.3%	60.2%	52.1%
Gulf of Mexico	38.1%	24.5%	26.1%
Brazil	1.6%	15.3%	21.8%

Note 15—Variable Interest Entities

The carrying amounts associated with our consolidated variable interest entities, after eliminating the effect of intercompany transactions, were as follows:

	December 31,
	2015	2014
	(in thousands)
Assets	$17,612	$18,349
Liabilities	(19,250)	(10,559)
Net carrying amount	$(1,638)	$7,790

PIDWAL is a joint venture formed to provide ultra-deepwater drilling services in Nigeria and to hold equity investment in PDNL. PDNL is a company owned by us and PIDWAL, formed to hold the equity investments in certain of our rig-owning entities operating in Nigeria. We determined that each of these companies met the criteria of a variable interest entity for accounting purposes because its equity at risk was insufficient to permit it to carry on its activities without additional subordinated financial support from us. We also determined that we were the primary beneficiary for accounting purposes since (a) for PIDWAL, we had the power to direct the day-to-day management and operations of the entity, and for PDNL we had the power to secure and direct its equity investment, which are the activities that most significantly impact each entity’s economic performance, and (b) we had the obligation to absorb losses or the right to receive a majority of the benefits that could be potentially significant to the variable interest entities. As a result, we consolidate PIDWAL and PDNL in our consolidated financial statements.

During the years ended December 31, 2015 and 2014, we provided financial support to PIDWAL to enable it to operate as a going concern by funding its working capital via intercompany loans and payables. We also issued corporate guarantees in the amount of $227.9 million in customs bonds issued as credit support for temporary import bonds issued in favor of PIDWAL as of December 31, 2015.

During the years ended December 31, 2015 and 2014, we provided financial support to PDNL to fund its equity investment in our rig-owning entities operating in Nigeria via intercompany loans. Both the equity investment and intercompany loans of PDNL are eliminated upon consolidation.

Note 16—Retirement Plans
Pacific Drilling sponsors a defined contribution retirement plan covering substantially all U.S. employees and an international savings plan. During the years ended December 31, 2015, 2014 and 2013, our total employer contributions to both plans amounted to $7.0 million, $6.9 million and $4.5 million, respectively.
Note 17—Supplemental Cash Flow Information
During the years ended December 31, 2015, 2014 and 2013, we paid $164.5 million, $135.4 million and $87.7 million of interest, net of amounts capitalized, respectively. During the years ended December 31, 2015, 2014 and 2013, we paid income taxes of $27.2 million, $31.7 million, and $22.0 million, respectively.
Within our consolidated statements of cash flows, capital expenditures represent expenditures for which cash payments were made during the period. These amounts exclude accrued capital expenditures, which are capital expenditures that were accrued but unpaid. During the years ended December 31, 2015, 2014 and 2013, changes in accrued capital expenditures were $9.9 million, $(23.9) million and $17.3 million, respectively.
During the years ended December 31, 2015, 2014 and 2013, non-cash amortization of deferred financing costs and accretion of debt discount totaling $3.5 million, $5.1 million and $7.1 million were capitalized to property and equipment, respectively. Accordingly, these amounts are excluded from capital expenditures in our consolidated statements of cash flows for the years ended December 31, 2015, 2014 and 2013.