Form 20-F
period 2016-12-31
PACIFIC DRILLING S.A.
filed 2017-02-24
CIK 1517342

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

As of December 31, 2016, there were 21,183,852 shares outstanding.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
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

Pacific Drilling S.A. was formed on March 11, 2011 as a Luxembourg public limited liability company (société anonyme). The financial information relating to the Company and its subsidiaries has been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and is presented in U.S. dollars.

Set forth below are (i) selected historical consolidated financial data as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, which have been derived from our audited consolidated financial statements included elsewhere in this annual report, and (ii) selected historical consolidated financial data as of

December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and 2012, which have been derived from our audited consolidated financial statements not included in this annual report.

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands, except per share information)
Statement of operations data:
Revenues
Contract drilling	$769,472	$1,085,063	$1,085,794	$745,574	$638,050

Costs and expenses
Operating expenses	(290,038)	(431,261)	(459,617)	(337,277)	(331,495)
General and administrative expenses	(63,379)	(55,511)	(57,662)	(48,614)	(45,386)
Depreciation expense	(275,901)	(243,457)	(199,337)	(149,465)	(127,698)
	(629,318)	(730,229)	(716,616)	(535,356)	(504,579)
Loss from construction contract rescission	—	(40,155)	—	—	—
Loss of hire insurance recovery	—	—	—	—	23,671
Operating income	140,154	314,679	369,178	210,218	157,142
Other income (expense)
Costs on interest rate swap termination	—	—	—	(38,184)	—
Interest expense	(189,044)	(156,361)	(130,130)	(94,027)	(104,685)
Total interest expense	(189,044)	(156,361)	(130,130)	(132,211)	(104,685)
Gain (loss) on debt extinguishment	36,233	—	—	(28,428)	—
Other income (expense)	(2,393)	(3,217)	(5,171)	(1,554)	3,245
Income (loss) before income taxes	(15,050)	155,101	233,877	48,025	55,702
Income tax expense	(22,107)	(28,871)	(45,620)	(22,523)	(21,713)
Net income (loss)	$(37,157)	$126,230	$188,257	$25,502	$33,989

Earnings (loss) per common share, basic(1)	$(1.76)	$5.97	$8.67	$1.18	$1.57
Weighted-average number of common shares, basic(1)	21,167	21,145	21,722	21,696	21,690
Earnings (loss) per common share, diluted(1)	$(1.76)	$5.97	$8.66	$1.17	$1.57
Weighted-average number of common shares, diluted(1)	21,167	21,156	21,737	21,742	21,690

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Balance sheet data:
Working capital(2)	$220,355	$168,887	$(21,425)	$301,471	$522,390
Property and equipment, net	4,909,873	5,143,556	5,431,823	4,512,154	3,760,421
Total assets(3)	5,998,207	5,792,720	6,028,080	5,101,654	4,844,064
Long-term debt(4)	3,145,449	2,845,670	3,101,021	2,368,451	2,203,844
Shareholders' equity	2,666,200	2,692,055	2,578,872	2,399,924	2,315,248

(1)	Share and per share data for the years ended December 31, 2015, 2014, 2013 and 2012 have been restated to reflect a 1-for-10 reverse stock split on May 25, 2016.
(2)	Working capital is defined as current assets minus current liabilities.
(3)

Total assets for the years ended December 31, 2014, 2013 and 2012 have been adjusted to reflect the retrospective adoption of a recently adopted accounting standard, which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset.

(4)	Includes current maturities of long-term debt, net of debt issuance costs.

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

Risks Related to Our Business

If we are unable to comply with the financial and non-financial covenants governing our indebtedness or obtain waivers of any defaults that occur with respect to our indebtedness, or amend, replace or refinance any or all of the agreements governing our indebtedness and/or otherwise secure additional capital, we may be unable to continue as a going concern.

As of February 20, 2017, our indebtedness totaled $3.1 billion, consisting of $475.0 million under our 2013 Revolving Credit Facility (the “2013 Revolving Credit Facility”), $669.7 million under our Senior Secured Credit Facility (the “SSCF”), $439.4 million of 7.25% Senior Secured Notes due 2017 (the “2017 Senior Secured Notes”), $723.8 million under the Senior Secured Term Loan B due 2018 (the “Senior Secured Term Loan B”), and $750.0 million of 5.375% Senior Secured Notes due 2020 (the “2020 Senior Secured Notes”). Our substantial level of indebtedness, and the terms of the agreements that govern such indebtedness, require us and our subsidiaries to use a substantial portion of our cash flow from operations to pay interest and principal on the debt, which reduces the funds available for working capital, capital expenditures and other general corporate purposes and limits our ability to obtain additional financing.

Following our entry into Amendment No. 6 to our 2013 Revolving Credit Facility (the “RCF Sixth Amendment”) and Amendment No. 6 to our SSCF (the “SSCF Sixth Amendment” and together with the RCF Sixth Amendment, the “Sixth Amendments”) on January 20, 2017, commitments under our 2013 Revolving Credit Facility were reduced to $475.0 million, which is fully drawn. Our 2017 Senior Secured Notes mature in December 2017 and we also have substantial interest and amortization payments due during the next twelve months. If we are unable to refinance our 2017 Senior Secured Notes at acceptable principal amounts or interest rates or if our cash flows from operations are not sufficient to service our substantial level of indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these actions on satisfactory terms, or at all.

The Sixth Amendments waived certain financial covenants for the fiscal quarters ending March 31, 2017 and June 30, 2017. However, notwithstanding the Sixth Amendments, based on our current estimates and expectations for dayrates and new contracts in 2017, we do not expect to remain in compliance with the maximum leverage ratio covenant contained in our 2013 Revolving Credit Facility and our SSCF as of the end of the third quarter of 2017 unless those requirements are waived or amended. If we are unable to obtain waivers or amendments of such covenants, such covenant default would entitle the lenders to declare an event of default under such credit facilities which would permit some or all of the lenders to declare all amounts borrowed from them immediately due and payable. Such acceleration would also trigger the cross-default provisions under our 2017 Senior Secured Notes, the Senior Secured Term Loan B and the 2020 Senior Secured Notes. If the maturity of all of our debt were accelerated in the near term, our assets likely would not be sufficient to repay in full all of our outstanding indebtedness. In addition, if we seek to obtain alternative financing, such financing might not be available on terms that are acceptable to us. If we were unable to repay amounts borrowed at their stated maturities or upon acceleration, the holders of the debt could initiate a bankruptcy or liquidation proceeding. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” and Note 5 to the Company’s Consolidated Financial Statements in this annual report for a description of the restrictions and covenants applicable to our indebtedness.

While we will endeavor to take appropriate mitigating actions to refinance our indebtedness prior to its maturity or otherwise extend the maturity dates, and to cure any potential defaults, there is no assurance that any particular actions with respect to refinancing existing indebtedness, extending the maturity of existing indebtedness or curing potential defaults in our existing and future debt agreements will be sufficient. The uncertainty associated with our ability to meet our obligations as they become due raises substantial doubt about our ability to continue as a going concern. This annual report on Form 20-F discloses, and the report of the Company’s independent registered public accounting firm that accompanies our audited consolidated financial statements in this annual report contains, an explanatory paragraph regarding the substantial doubt about the Company’s ability to continue as a going concern. See Note 18 to the Company’s Consolidated Financial Statements in this annual report.

We continue to evaluate our financial and strategic alternatives, which may include a private restructuring of our existing indebtedness or reorganization under Chapter 11 of the Bankruptcy Code. We are currently negotiating with our creditors in order to achieve additional covenant relief, an extension of our debt maturities and/or a restructuring that equitizes certain of the Company’s indebtedness. If we fail to successfully complete a restructuring or refinancing of our existing indebtedness, we may be unable to meet all of our 2017 and 2018 maturities without undertaking an additional equity raise or selling assets, or at all. In such an event, we may be forced to seek protection of a bankruptcy court under Chapter 11 of the Bankruptcy Code. We cannot provide assurance that we will be successful in completing a refinancing or restructuring of our existing indebtedness in a private, out-of-court transaction.

We may seek the protection of the bankruptcy court in connection with a negotiated restructuring or otherwise, which may harm our business and place common shareholders at significant risk of losing all of their interests in us.

As a result of the impact on the Company’s financial position from the sustained weakness in industry conditions and the substantial amount of long-term debt outstanding, the Company has engaged advisors to assist with the evaluation of various strategic alternatives to address our liquidity and capital structure, including strategic and refinancing alternatives, which may include, but not be limited to, seeking a restructuring, amendment or refinancing of existing debt through a private restructuring or reorganization under Chapter 11 of the Bankruptcy Code.

Seeking bankruptcy court protection could have a material adverse effect on our business prospects, financial condition, liquidity, and results of operations. So long as a court process related to a Chapter 11 proceeding continues, our senior management would be required to spend a significant amount of time and effort dealing with the reorganization instead of focusing exclusively on our business operations. Bankruptcy court protection also might make it more difficult to retain management and other key personnel necessary to the success and growth of our business. In addition, the longer a court process related to a Chapter 11 proceeding continues, the more likely it is that our customers and suppliers would lose confidence in our ability to reorganize our business successfully and would seek to establish alternative commercial relationships.

If the Company’s ongoing negotiations with its stakeholders, including its creditors, result in an agreed restructuring that equitizes certain of the Company’s indebtedness, our common shareholders would experience significant dilution. In the absence of such an agreed restructuring, we have a significant amount of indebtedness that is senior to our existing common shares in our capital structure, and we believe that seeking bankruptcy court protection under a Chapter 11 proceeding could place our common shareholders at significant risk of losing all of their interests in the Company.

The market value of our current drillships may decrease, which may affect our ability to comply with certain covenants in our debt agreements, or could cause us to take accounting charges or to incur losses if we decide to sell them following a decline in their values.

If the offshore contract drilling industry continues to suffer adverse developments, the fair market values of our drillships may continue to decline. The fair market values of the drillships we currently own or may acquire in the future may increase or decrease depending on a number of factors, many of which are beyond our control, including the general economic and market conditions affecting the oil and gas industry and the possible corresponding adverse effect on the level of offshore drilling activity.

Any such deterioration in the market values of our drillships could adversely affect our ability to comply with the loan to rig value covenant in the SSCF and could trigger early repayments to our lenders under the SSCF. On December 31, 2015, we prepaid $25.0 million of the SSCF, on August 5, 2016, we pledged $82.0 million of cash collateral (which subsequently was applied to principal installments due under the SSCF through May 2017) and on January 20, 2017, concurrently with the execution of the SSCF Sixth Amendment, we made a $76.0 million prepayment of the SSCF, in each case in accordance with our obligation to maintain the loan to rig value covenant in the SSCF at the required level as of the applicable test date. Under the SSCF Sixth Amendment, the loan to rig value covenant in the SSCF will not be tested again until December 31, 2017. Additionally, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If we sell any of our drillships when prices for such drillships have fallen, the sale may be at less than such drillship’s carrying amount on our financial statements, resulting in a loss.

The demand for our services depends on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices and has been and may continue to be materially and adversely affected by the recent significant decline in the offshore oil and gas industry.

The offshore contract drilling industry is cyclical and volatile and has been in significant decline after the substantial drop in oil prices beginning mid-2014. The demand for our services depends on the level of activity in oil and natural gas exploration, development and production in offshore areas worldwide. Oil and natural gas prices and market expectations of potential changes in these prices also significantly affect the level of offshore activity and demand for drilling units.

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including:

•	the worldwide production and demand for oil and natural gas and any geographical dislocations in supply and demand,
•	the development of new technologies, alternative fuels and alternative sources of hydrocarbon production, such as increases in onshore shale production in the United States,
•	worldwide economic and financial problems and corresponding decline in the demand for oil and gas and consequently for our services, and
•

the worldwide social and political environment, including uncertainty or instability resulting from changes in political leadership, an escalation or additional outbreak of armed hostilities, insurrection or other crises in the Middle East, Africa, South America or other geographic areas or acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time, and market expectations of continued lower oil prices, have negatively affected and could continue to negatively affect our business in the offshore drilling sector. Sustained periods of low oil prices have resulted in and could continue to result in reduced exploration and drilling. These commodity price declines have an effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling units of all generations and technical specifications being idle for periods of time. As a result of the low commodity prices, the majority of exploration and production companies have announced 2017 capital expenditure budgets with significant reductions in capital spending from prior years. Additionally, multiple drilling rigs have completed their contracts prior to signing new ones for continued work, leading to a current oversupply of drilling rigs. These developments have exerted negative pricing pressure on our market. We cannot accurately predict the future level of demand for our services or future conditions in the oil and gas industry. The decrease in exploration, development or production expenditures by oil and gas companies, and any further decreases, could lead to further reductions in our revenues and materially harm our business and results of operations.

Failure to secure drilling contracts for our drillships could have a material adverse effect on our financial position, results of operations or cash flows.

We do not currently have drilling contracts for four of our seven drillships, the Pacific Santa Ana, the Pacific Meltem, the Pacific Mistral or the Pacific Khamsin. In addition, the contracts for the Pacific Bora and the Pacific

Scirocco are of limited duration. Our ability to obtain drilling contracts for these drillships will depend on market conditions and our clients’ drilling programs. We may not be able to secure contracts for these drillships on favorable terms, or at all. The new contracts we have recently obtained have been for significantly shorter terms and lower dayrates than the prior contracts.  Our failure to secure drilling contracts for our uncontracted drillships or currently operating drillships after the expiration of existing contracts could have a material adverse effect on our financial position, results of operations or cash flows.

An oversupply of rigs competing with our rigs could continue to depress the demand and contract prices for our floating rigs and could adversely affect our financial position, results of operations or cash flows and our ability to repay, meet covenants under, or refinance our debt.

There are numerous high-specification floating rigs currently available for drilling services in the industry worldwide. We estimate there are approximately 34 – 38 high-specification floating rigs without firm contracts and available for drilling services in 2017. Additionally, we estimate that approximately 23 high-specification floating rigs are scheduled for delivery between January 1, 2017 and the end of 2018, at least 13 of which are without firm contracts. The current oversupply of high-specification floating rigs has led to a significant reduction in dayrates and lower utilization and such dayrates may continue to decline. Lower utilization and dayrates could require us to enter into lower dayrate contracts or to idle or stack more of our drillships, which could have a material adverse effect on our business prospects, financial condition, liquidity, and results of operations and our ability to repay, meet covenants under, or refinance our debt.

We have a small fleet and rely on a limited number of clients. The loss of any client or significant downtime on any drillship attributable to unplanned maintenance, repairs or other factors could adversely affect our financial position, results of operations or cash flows.

As a result of our relatively small fleet of drillships, we anticipate revenues will depend on contracts with a limited number of clients. We currently have three operating drillships and four available drillships. One of our operating drillships, the Pacific Sharav, is working for a subsidiary of Chevron Corporation (“Chevron”). The Pacific Scirocco is preparing to commence operations for Hyperdynamics Corporation (“Hyperdynamics”). The Pacific Bora is working for Folawiyo AJE Services Limited (“FASL”).

The loss of any one of these clients could have a material adverse effect on our financial position, results of operations or cash flows. In addition, our limited number of drillships makes us more susceptible to incremental loss in the event of downtime on any one operating unit. If any one of our drillships becomes inactive for a substantial period of time and is not otherwise earning contractual revenues, it could have a material adverse impact on our financial position, results of operations or cash flows.

Our current backlog of contract drilling revenue may not be fully realized.

As of February 20, 2017, we had a contract backlog on the Pacific Bora, the Pacific Scirocco, and the Pacific Sharav of approximately $573.0 million. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contracts. For a well-by-well contract with no minimum number of days specified, we calculate the contract backlog by estimating the expected number of days to drill the firm wells committed in the contract. The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the tables provided in Item 4, “Business Overview—Contract Backlog” of this annual report due to various factors, including unplanned downtime and maintenance projects and other factors. The contractual dayrate used to calculate average estimated contract backlog per day is higher than other rates that may be in effect at certain times under the contract, including the standby rate or waiting on weather rate, the repair rate or the force majeure rate. We may not be able to realize the full amount of our contract backlog due to events beyond our control. In addition, some of our clients may experience liquidity issues, which could worsen if commodity prices remain low or decrease further for an extended period of time. Liquidity issues could lead our clients to seek to repudiate, cancel or renegotiate these agreements for various reasons, as described under “—Our drilling contracts may be terminated early in certain circumstances” below. Our inability to realize the full amount of our contract backlog could have a material adverse effect on our financial position, results of operations or cash flows.

We may enter into drilling contracts with less favorable terms that expose us to greater risks than we normally assume.

The current market conditions and oversupply of drilling rigs has impacted and could continue to impact our existing drilling contracts. Our clients may seek to renegotiate dayrates and other terms under our existing contracts and we may not be able to preserve current dayrates or utilization and we may not be able to extend contracts with our clients on favorable terms, or at all. Additionally, our clients may seek to terminate existing contracts prior to the expiration of their terms, as described in “—Our drilling contracts may be terminated early in certain circumstances.”

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

Some of our international employees are represented by unions and are working under agreements that are subject to annual salary negotiations. We cannot guarantee the results of any such collective bargaining negotiations or whether any such negotiations will result in a work stoppage. In addition, employees may strike for reasons unrelated to our union arrangements. Any future work stoppage could, depending on the affected operations and the length of the work stoppage, have a material adverse effect on our financial position, results of operations or cash flows. In addition, we could enter new markets where the workforce is represented by unions, which could result in higher operating costs that we are unable to pass along to our clients.

Our global operations may be adversely affected by political and economic circumstances in the countries in which we operate, including as a result of violations of the U.S. Foreign Corrupt Practices Act and similar foreign anti-bribery laws. A significant portion of our business has been and may in the future be conducted in West Africa, which exposes us to risks of war, local economic instabilities, corruption, political disruption and civil disturbance in that region.

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

These risks may be higher in developing countries such as Nigeria and Guinea, where two of our drillships are currently contracted to operate. Countries in West Africa have experienced political and economic instability in the past and such instability may continue in the future. Disruptions in our operations may occur in the future, and losses caused by these disruptions may not be covered by insurance.

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

Public health threats, such as Ebola, the H1N1 flu virus, the Zika virus, Severe Acute Respiratory Syndrome, and other highly communicable diseases, outbreaks of which have already occurred in various parts of the world in which we operate, could adversely impact our operations, the operations of our customers and the global economy, including the worldwide demand for oil and natural gas and the level of demand for our services. Any quarantine of personnel or inability to access our offices or rigs could adversely affect our operations. Travel restrictions or operational problems in any part of the world in which we operate, or any reduction in the demand for drilling services caused by public health threats in the future, may adversely affect our financial position, results of operations or cash flows.

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

Risks Related to Our Common Shares

We cannot assure you that our common shares will continue to trade in an active and liquid public market.

The market price of our common shares may be influenced by many factors, many of which are beyond our control, including those described above in "Risks Related to our Business.” As a result of these and other factors, investors in our common shares may not be able to resell their shares at or above the price they paid for such shares or at all. In 2016, we fell below the New York Stock Exchange’s (“NYSE”) continued listing standards, but were able to regain compliance as a result of our 1-for-10 reverse stock split on May 25, 2016. We cannot assure you that we can continue to meet the NYSE’s continued listing standards in the future.

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

Quantum Pacific (Gibraltar) Limited, an entity controlled by an investment holdings group (the “Quantum Pacific Group”) was the beneficial owner of approximately 70.5% of our outstanding common shares as of February 20, 2017 and is in a position to control actions that require the consent of our shareholders, including the election of directors, amendment of our Articles and any merger or sale of substantially all of our assets. In addition, three of our eleven Board of Directors members are also employees of affiliates of the Quantum Pacific Group.

There are no restrictions on the ability of the Quantum Pacific Group to compete with us. In addition, potential conflicts of interest exist or could arise in the future for our directors who are also employees of Quantum Pacific Group affiliates with respect to a number of areas relating to the past and ongoing relationships of the Quantum Pacific Group and us. Although the affected directors may abstain from voting on matters in which our interests and those of the Quantum Pacific Group are in conflict, the presence of potential or actual conflicts could affect the process or outcome of the deliberations of our Board of Directors and may have an adverse effect on our public shareholders.

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

We are a “foreign private issuer” and “controlled company” under the NYSE rules, and as such, we are entitled to exemptions from certain NYSE corporate governance standards, and investors may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements than a domestic issuer. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. In addition, the Quantum Pacific Group controls a majority of our outstanding common shares. As a result, we are considered a “controlled company” within the meaning of the NYSE corporate governance standards. Based on the foregoing we may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that all independent directors meet in executive session at least once a year, (3) the requirement that the nominating/corporate governance committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (4) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (5) the requirement of an annual performance evaluation of the nominating/corporate governance and compensation committees. As permitted by these exemptions, as well as by our Articles and the laws of Luxembourg, we currently have a compensation committee and a nominating committee with one or more non-independent directors serving as committee members. As a result, non-independent directors, may, among other things, fix the compensation of our management, make common share and option awards and resolve governance issues regarding our company. Accordingly, investors may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

As a “foreign private issuer,” we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the Securities and Exchange Commission (“SEC”) than U.S. public companies. This may limit the information available to holders of our common shares.

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

ITEM 4.    INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

Pacific Drilling S.A. was formed on March 11, 2011, as a Luxembourg public limited liability company (société anonyme) under the Luxembourg law of 10 August 1915 on commercial companies, as amended, to act as an indirect holding company for our predecessor company, Pacific Drilling Limited (our “Predecessor”). Our common shares were listed on the Norwegian OTC List from April 2011 to October 2016, and have been listed on the NYSE since November 2011. Our principal executive offices are located at 8-10, Avenue de la Gare, L-1610 Luxembourg and our telephone number is +352 27 85 81 35. Our registered agent in Luxembourg is Centralis S.A, which is located at 8-10, Avenue de la Gare, L-1610 Luxembourg.

History and Business Development

Our Predecessor was formed in Liberia in 2006 as an independent operating subsidiary of a predecessor to the Quantum Pacific Group. The principals of the Quantum Pacific Group have significant holdings in various global industries such as energy, oil refining, transportation and commodities.

Our initial investment in the high-specification offshore drilling contractor industry was through the purchase in 2006 of a drillship under construction by Samsung Heavy Industries Co., Ltd. (“SHI”) and the later exercise of an option for a second drillship.

In 2007, we formed a joint venture, Transocean Pacific Drilling, Inc. (“TPDI”) with Transocean Ltd., and the two drillships then under construction were transferred into TPDI. We formed a construction management team to oversee activities in the SHI shipyard that was then seconded to Transocean Ltd., who assumed responsibility for management of construction and operation of the two TPDI drillships through a contract with TPDI.

In 2007, we entered into additional construction contracts with SHI to construct two high-specification drillships, the Pacific Bora and the Pacific Mistral, which were not included in TDPI, and in 2008, management decided to expand our activities in the high-specification offshore floating rig segment to include operation and marketing of drilling services for the two drillships. As part of this strategy, we then entered into additional contracts with SHI to construct two more high-specification drillships, the Pacific Scirocco and the Pacific Santa Ana.

In 2011, we reincorporated in Luxembourg, completed a restructuring pursuant to which our Predecessor was contributed to a wholly-owned subsidiary of Pacific Drilling, S.A., and determined that it was in our best interest to focus on the operation and marketing of our wholly-owned fleet. On March 30, 2011, we completed a transfer of all of our equity interest in TPDI to a wholly-owned subsidiary of the Quantum Pacific Group for no consideration. As a result, neither we nor any of our subsidiaries currently own any interest in TPDI.

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

In November 2011, we completed an initial public offering of 6.0 million common shares. In December 2011, the underwriters purchased an additional 0.9 million common shares pursuant to the full exercise of an over-allotment option. The initial public offering resulted in net proceeds of approximately $50.3 million. As a result of this offering, our common shares began trading on the NYSE on November 11, 2011 under the ticker symbol “PACD.” As of February 20, 2017, all of our common shares have migrated from the Norwegian OTC List to the NYSE and our shares are no longer traded on the Norwegian OTC.

In November 2012, we completed a private placement of $500.0 million in aggregate principal amount of the 2017 Senior Secured Notes to fund the final construction costs related to the Pacific Khamsin. In connection with this private placement, we listed the 2017 Senior Secured Notes on the Global Exchange Market of the Irish Stock Exchange.

In February 2013, we entered into a $1.0 billion SSCF with a group of lenders to finance the construction, operation and expenses associated with the Pacific Sharav and the Pacific Meltem. In the second quarter of 2015, we completed the final drawdown under the SSCF. As of February 20, 2017, we had borrowings of $669.7 million outstanding under the SSCF and no undrawn capacity.

In June 2013, we completed three financing transactions totaling $2.0 billion, consisting of (i) $750.0 million in the 2020 Senior Secured Notes, (ii) the $750.0 million Senior Secured Term Loan B and (iii) the $500.0 million 2013 Revolving Credit Facility. A portion of the net proceeds from the 2020 Senior Secured Notes and the Senior Secured Term Loan B was used to fully repay the outstanding borrowings under a credit facility used to finance construction of the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana. As amended by the RCF Sixth Amendment, the 2013 Revolving Credit Facility permits loans to be extended up to a maximum limit of $475.0 million and permits letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $475.0 million overall facility limit. As of February 20, 2017, we had borrowings of $475.0 million outstanding under the 2013 Revolving Credit Facility, and no undrawn capacity.

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

Capital Expenditures

During the three most recent fiscal years, our Company’s capital expenditures were $1.4 billion. We funded these capital expenditures with net proceeds of the financings discussed above and operating cash flows. For more information on our capital expenditures and requirements, see Item 5.B, “Liquidity and Capital Resources.”

B. BUSINESS OVERVIEW

Our primary business is to contract our fleet of high-specification floating rigs to drill wells for our clients. We are focused on the high-specification segment of the floating rig market. The term “high-specification,” as used in the floating rig drilling industry to denote a particular segment of the market, can vary and continues to evolve with technological improvements. We generally consider high-specification requirements to include floating rigs capable of drilling in water depths of more than 7,500 feet or projects requiring advanced operating capabilities, such as high hook-loads (>1,000 tons), large accommodations (200+ beds), increased mud storage and pumping capacity, and high deck-load and space capabilities.

Our drillships are highly mobile and our fleet operates in a global market segment for the offshore exploration and production industry. Currently, our contracted drillships are operating in the deepwater regions of the U.S. Gulf of Mexico and Nigeria, which are among the most active basins in the world.

The recent significant and sustained decline in oil prices has led many of our existing and potential clients to delay or cancel various exploration and development programs, which has resulted in an extremely slow pace of drilling contract awards. We expect the pace of executing drilling contracts for the global high-specification floating rig fleet to remain stagnant in the near to mid term, resulting in excess capacity, lower dayrates and continued idle time for many rigs.

Our Fleet

The status of our seven high-specification drillship fleet as of February 20, 2017 and certain historical fleet information follows:

•

The Pacific Bora entered service in Nigeria on August 26, 2011 under a contract with a subsidiary of Chevron which was completed on September 27, 2016. The Pacific Bora commenced operating on  February 9, 2017 under a contract with FASL in Nigeria for two firm wells with one option well.

•

The Pacific Scirocco entered service in Nigeria on December 31, 2011 under a contract with a subsidiary of Total S.A. (“Total”). In April 2016, Total notified us of its intent to terminate the drilling contract for the Pacific Scirocco for convenience. Throughout the second quarter, we continued to engage in discussions with Total regarding alternatives to early termination, during which we continued to earn 80% of the then-current dayrate. On July 22, 2016, Total rescinded the termination and restarted operations at the full dayrate on October 3, 2016. We agreed to reduce the operating dayrate to $455,000 from October 15, 2016 until the end of the contract term on January 19, 2017. On December 17, 2016, the Pacific Scirocco completed all contractual obligations for Total. The Pacific Scirocco is currently in Côte d'Ivoire preparing for its next contract with Hyperdynamics to operate in the Republic of Guinea for one firm well with three option wells, expected to commence in the second quarter 2017.

•	The Pacific Sharav entered service in the U.S. Gulf of Mexico on August 27, 2014 and is operating under a five-year contract with a subsidiary of Chevron through September 2019.
•

The Pacific Santa Ana entered service in the U.S. Gulf of Mexico on May 4, 2012 and recently completed its contract with a subsidiary of Chevron on January 31, 2017.  On December 9, 2016, we entered into a contract amendment with Chevron to change the contract end date from April 28, 2017 to January 31, 2017, in exchange for a fee of $35.2 million. It is currently idle in the U.S. Gulf of Mexico while actively seeking a contract.

•	The Pacific Mistral completed a three-year contract with Petrobras in Brazil in February 2015 and is currently idle in Aruba while actively seeking a contract.
•	The Pacific Khamsin completed a two-year contract with a subsidiary of Chevron in Nigeria in December 2015 and is currently idle in Cyprus while actively seeking a contract.
•	The Pacific Meltem is currently idle in Aruba while actively seeking a contract.

In January 2013, we entered into a contract with SHI for the construction of an eighth drillship, the Pacific Zonda, with a purchase price of approximately $517.5 million and original delivery date of March 31, 2015 (the “Construction Contract”). On October 29, 2015, we exercised our right to rescind the Construction Contract due to SHI’s failure to timely deliver the vessel in accordance with the specifications of the Construction Contract. See Note 12 to the Company’s Consolidated Financial Statements for a discussion of a  related arbitration proceeding.

During the years ended December 31, 2016, 2015 and 2014, the percentage of revenues earned by geographic area, based on drilling location, is as follows:

	Years Ended December 31,
	2016	2015	2014
Gulf of Mexico	56.9%	38.1%	24.5%
Nigeria	43.1%	60.3%	60.2%
Brazil	—%	1.6%	15.3%

Our Business Strategies and Company Strengths

Our principal business objective is to be the preferred provider of high-specification, floating rig drilling services to the oil and natural gas industry. To achieve this objective we focus on safety, operational excellence, cost management and developing strategic relationships with high-quality clients.

•

Enhanced focus on safety and operational excellence. In the current market with decreased demand for offshore drilling services, excelling in safety and operational ability is a key factor for success. Our management team is focused on providing quality drilling services for our existing clients by minimizing downtime and maximizing rig operational efficiency. We believe that we have developed a competitive advantage through our exceptional operating performance.

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

•

Continued development of strategic relationships with high-quality clients. Our future revenue is dependent upon major international and national oil companies as well as independent exploration and production companies continuing or resuming their exploration and development programs. Our existing and potential clients tend to take long-term approaches to the development of their projects, and we believe that our strong operational performance and efficient cost management will make us a preferred long-term partner.

We have a number of strengths that help us achieve our business strategies, including our high-specification, technologically advanced drillship fleet, which represents a uniformity of assets that supports a competitive cost structure and optimal revenue capture. Our fleet is comprised of some of the newest and most technologically advanced drillships in the world. Each of our high-specification drillships is designed to operate in water depths of up to 12,000 feet. Furthermore, our high-specification drillships are self-propelled, dynamically positioned and suitable for drilling in remote locations. Our drillships are expected to achieve faster drilling and shorter transportation times between locations relative to older units in the market. The uniformity of our assets enables efficient and streamlined labor, maintenance, supply chain and operating support systems, which we believe will allow us to develop and maintain a competitive cost structure and maximize our revenue capture. Additionally, our drillships’ consistent technical specifications and equipment make spare parts and maintenance processes interchangeable, which reduces the capital requirements associated with keeping spare parts in stock, lowering maintenance and supply chain costs.

Risks

We face a number of risks associated with our business and industry in implementing our business strategies. These risks relate to, among others, changes in the offshore contract drilling industry, including supply and demand, utilization rates, dayrates, client drilling programs and commodity prices; a downturn in the global economy; hazards inherent in our industry and operations resulting in liability for personal injury or loss of life, damage to or destruction of property and equipment, pollution or environmental damage; inability to comply with covenants in our debt agreements; inability to finance capital projects; and inability to successfully enter into drilling contracts and employ our drillships.

Readers should carefully consider the following risks, those other risks described in Item 3, “Risk Factors” and the other information in this annual report:

•

If we are unable to comply with the financial and non-financial covenants governing our indebtedness or obtain waivers of any defaults that occur with respect to our indebtedness, or amend, replace or refinance any or all of the agreements governing our indebtedness and/or otherwise secure additional capital, we may be unable to continue as a going concern.

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

•

An oversupply of rigs competing with our rigs has depressed the demand and contract prices for high-specification rigs, which could adversely affect our financial position, results of operations or cash flows.

•

We have a limited asset base and currently rely on three client accounts. The loss of any client or significant downtime on any drillship could adversely affect our financial position, results of operations or cash flows.

•	Our current backlog of contract drilling revenue may not be fully realized.

Clients

A significant number of the most active participants in the high-specification floating rig segment of the offshore exploration and production industry are either national oil companies, major oil and gas companies or well-capitalized large independent oil and gas companies.

During the years ended December 31, 2016, 2015 and 2014, the percentage revenues earned from our clients was as follows:

	Years Ended December 31,
	2016	2015	2014
Chevron	77.1%	81.2%	67.4%
Total	22.9%	17.2%	17.3%
Petrobras	—%	1.6%	15.3%

Contract Backlog

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of February 20, 2017, our contract backlog was approximately $573.0 million and was attributable to revenues we expect to generate on the Pacific Bora, the Pacific Scirocco, and the Pacific Sharav under drilling contracts with FASL, Hyperdynamics and Chevron, respectively. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also including mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contracts. For a well-by-well contract with no minimum number of days specified, we calculate the contract backlog by estimating the expected number of days to drill the firm wells committed in the contract.

The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors. Our contract with Chevron provides for termination at the election of the client with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig, our bankruptcy or sustained unacceptable performance by us, an early termination payment is not required to be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.

The firm commitments that comprise our $573.0 million contract backlog as of February 20, 2017, are as follows:

					Average
					Contract
					Backlog		Expected
	Contracted		Contract	Contractual	Revenue	Contract	Contract
Rig	Location	Client	Backlog(a)	Dayrate(a)(b)	Per Day(a)	Commencement	Duration
Pacific Bora	Nigeria	FASL	$8,580	$195	$195	February 9, 2017	(c)
Pacific Scirocco	Republic of Guinea	Hyperdynamics	$10,125	$225	$225	April 1, 2017	(d)
Pacific Sharav	U.S. Gulf of Mexico	Chevron	$554,273	$551	$605	August 27, 2014	5 years

(a)	In thousands. Based on signed drilling contracts and signed commitments as further described above.
(b)	Based on current contractual dayrate amounts, subject to any applicable escalation provisions.
(c)	Two firm wells with one option well, with a minimum total duration of 55 days.
(d)	One firm well with three option wells, resulting in an estimate of 45 days expected to drill the firm well.

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

Seasonality

In general, seasonal factors do not have a significant direct effect on our business.

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

The Nigerian Oil and Gas Industry Content Development Act, 2010 (the “Local Content Act”) was enacted to provide for the development, implementation and monitoring of Nigerian content in the oil and gas industry and places particular emphasis on the promotion of Nigerian content among companies bidding for contracts in the oil and gas industry rather than the equity distribution of the relevant companies. The Local Content Act requires contractors within the oil and gas industry to comply with the minimum Nigerian Content specified for each particular project item, service or product specification as set out in Schedule A of the Local Content Act (the “Schedule”). The Schedule provides the parameters and minimum level/percentages to be utilized in determining and measuring Nigerian Content in the composite human, material resources and services applied by operators and contractors in any project in the industry. The most relevant categories under the Schedule for us fall under the headings of “Well and Drilling Services/Petroleum Technology” and “Exploration, Subsurface, Petroleum Engineering and Seismic.” The activities listed therein include: “Producing Drilling Services” and “Drilling Rigs Semi-submersibles/Jack ups/others” which both apply to us. For offshore drilling services within the above referenced categories the minimum required Nigerian Content for the provision of such services provided in the Schedule is stated in terms of “Manhours” (i.e. human resources) and is 85% and 55%, respectively. In the event there is insufficient Nigerian capacity to satisfy the minimum percentages prescribed in the Schedule, the Minister may authorize the continued importation of the relevant item or personnel for a maximum period of three years from the commencement of the Local Content Act. This implies that the Minister may grant a waiver for up to a maximum of three years from the commencement of the Local Content Act (i.e. by 2013). Subject to any amendments to the Local Content Act, and/or guidelines issued by the Nigerian Content Monitoring Board (“NCMB”) clarifying certain provisions of the Local Content Act, all entities must comply with the provisions of the Local Content Act.

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

C. ORGANIZATIONAL STRUCTURE

For a full listing of our subsidiaries, see Exhibit 8.1. All subsidiaries are, indirectly or directly, wholly-owned by us, except for Pacific International Drilling West Africa Limited (“PIDWAL”), Pacific Drillship Nigeria Limited (“PDNL”), Pacific Bora Ltd. and Pacific Scirocco Ltd. See “Joint Venture, Agency and Sponsorship Relationships” below for additional information.

As of February 20, 2017, Quantum Pacific Group owned 15.0 million shares, or approximately 70.5% of our total outstanding common shares. The common shares owned by the Quantum Pacific Group are held by Quantum Pacific (Gibraltar) Limited, a wholly-owned subsidiary of Quantum Pacific International Limited, the indirect ultimate owner of which is a discretionary trust in which Mr. Idan Ofer is the primary beneficiary.

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

We are party to a Nigerian joint venture, PIDWAL, with Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech owns 51% of PIDWAL and PIDWAL has a 50.1% ownership interest in two of our rig holding subsidiaries, Pacific Bora Ltd. and Pacific Scirocco Ltd. PIDWAL’s interest in the rig holding subsidiaries is held through a holding company of PIDWAL, PDNL. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Likewise PIDWAL will not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Derotech also performs marketing services for PIDWAL and an affiliate of Derotech acts as one of PIDWAL’s logistics agents.

D. PROPERTY, PLANT AND EQUIPMENT

Our Fleet

The following table sets forth certain information regarding our fleet of high-specification drillships as of February 20, 2017:

Rig Name	Delivered	Water Depth(in feet)	Drilling Depth(in feet)	Customer
Pacific Bora(a)	2010	10,000	37,500	FASL
Pacific Scirocco	2011	12,000	40,000	Hyperdynamics
Pacific Mistral	2011	12,000	37,500	Available
Pacific Santa Ana	2011	12,000	40,000	Available
Pacific Khamsin	2013	12,000	40,000	Available
Pacific Sharav	2014	12,000	40,000	Chevron
Pacific Meltem	2014	12,000	40,000	Available

(a)	Maximum water depth could be extended to up to 12,000 feet with drillship modifications.

The indebtedness under our 2020 Senior Secured Notes, the Senior Secured Term Loan B, the 2013 Revolving Credit Facility and certain future obligations are collateralized by a priority security interest (subject to exceptions) over the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana. The indebtedness under our 2017 Senior Secured Notes is secured by a first-priority security interest (subject to exceptions) in the Pacific Khamsin. The indebtedness under our SSCF is secured by a first-priority security interest (subject to exceptions) in the Pacific Sharav and the Pacific Meltem. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” and Note 5 to the Company’s Consolidated Financial Statements in this annual report for a more detailed description of the terms of our debt financings.

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

A. OPERATING RESULTS

Overview

Brent crude prices declined from highs above $100 per barrel in mid-2014 to lows below $40 per barrel in late 2015 and early 2016, before generally rising during the remainder of 2016 to approximately $55 per barrel at the end of 2016. Despite the improving oil price trend in 2016, offshore capital expenditure budgets have not yet increased for many exploration and production companies, which has resulted in a continuing slow pace of new drilling contracts. We expect the pace of executing drilling contracts for the global floating rig fleet to remain stagnant in the near to mid-term, resulting in excess capacity, low dayrates and continued idle time for many rigs.

Due to these market conditions in the offshore drilling industry since mid-2014, our revenues for the year ended December 31, 2016 were lower than the year ended December 31, 2015, primarily because the Pacific Mistral and the Pacific Khamsin completed their drilling contracts in February and December 2015, respectively, without any follow-on work. These idle drillships were subsequently smart-stacked at costs significantly below the level required for normal operations. In addition, the Pacific Bora completed its contract in September 2016 and the Pacific Scirocco was on an 80% standby rate from May to October 2016. As a result, our direct rig related operating expenses for the year ended December 31, 2016 were lower than for the year ended December 31, 2015.

Operationally, our fleet of drillships achieved an average revenue efficiency of 98.2% for the year ended December 31, 2016, compared to 94.7% during the year ended December 31, 2015. Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

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

Results of Operations

Year ended December 31, 2016 compared to Year ended December 31, 2015

The following table provides a comparison of our consolidated results of operations for the years ended December 31, 2016 and 2015:

	Years Ended December 31,
	2016	2015	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$769,472	$1,085,063	$(315,591)	29%
Costs and expenses
Operating expenses	(290,038)	(431,261)	141,223	33%
General and administrative expenses	(63,379)	(55,511)	(7,868)	14%
Depreciation expense	(275,901)	(243,457)	(32,444)	13%
Loss from construction contract rescission	—	(40,155)	40,155	100%
Operating income	140,154	314,679	(174,525)	55%
Other income (expense)
Interest expense	(189,044)	(156,361)	(32,683)	21%
Gain on debt extinguishment	36,233	—	36,233	100%
Other expense	(2,393)	(3,217)	824	26%
Income (loss) before income taxes	(15,050)	155,101	(170,151)	110%
Income tax expense	(22,107)	(28,871)	6,764	23%
Net income (loss)	$(37,157)	$126,230	$(163,387)	129%

Revenues. The decrease in revenues for the year ended December 31, 2016, as compared to the year ended December 31, 2015, resulted primarily from the Pacific Mistral and the Pacific Khamsin completing their contracts in February and December 2015, respectively, without any follow-on work, the Pacific Bora completing its contract in September 2016, and the Pacific Scirocco being on an 80% standby rate from May 2016 to October 2016. The decrease was partially offset by higher revenue efficiency for our operating rigs. On December 17, 2016, the Pacific Scirocco completed all contractual obligations for Total, which resulted in recognizing revenue at 80% of its operating dayrate of $489,000 for the remaining contractual days through January 19, 2017 in addition to the $3.0 million demobilization fee provided under the contract.

During the year ended December 31, 2016, our operating fleet of drillships increased average revenue efficiency to 98.2%, as compared to 94.7% during the year ended December 31, 2015.

Contract drilling revenue for the years ended December 31, 2016 and 2015 also included amortization of deferred revenue of $67.1 million and $86.3 million and reimbursable revenues of $19.0 million and $28.8 million, respectively. The decrease in the amortization of deferred revenue was primarily due to completion of the primary contract terms for the Pacific Mistral in February 2015 and the Pacific Khamsin in December 2015. On December 9, 2016, we entered into a contract amendment with Chevron to change the contract end date for the Pacific Santa Ana from April 28, 2017 to January 31, 2017 in exchange for a fee of $35.2 million. This fee was recognized ratably over the remaining term of the amended contract from December 9, 2016 to January 31, 2017 and partially offset the overall decrease in the amortization of deferred revenue.

Operating expenses. The following table summarizes operating expenses:

	Years Ended December 31,
	2016	2015
	(in thousands)
Direct rig related operating expenses, net	$228,934	$345,504
Reimbursable costs	18,362	27,286
Shore-based and other support costs	28,797	32,520
Amortization of deferred costs	13,945	25,951
Total	$290,038	$431,261

The decrease in direct rig related operating expenses for the year ended December 31, 2016, as compared to the year ended December 31, 2015, resulted from lower operating costs for the Pacific Mistral, the Pacific Khamsin and the Pacific Bora subsequent to completion of their respective contracts and cost saving measures implemented for both operating and idle drillships.

Reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between quarters. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins.

The decrease in amortization of deferred costs was primarily due to completion of the primary contract term for the Pacific Mistral in February 2015 and for the Pacific Khamsin in December 2015.

Direct rig related operating expenses and shore-based and other support costs divided by the number of operating and idle rig days were as follows:

	Years Ended December 31,
	2016	2015
	(in thousands, amounts per rig per day)
Direct rig related operating expenses, net	$89.7	$149.1
Shore-based and other support costs	11.2	14.0
Total	$100.9	$163.1

The decrease in direct rig related operating expenses per operating and idle rig per day for the year ended December 31, 2016, as compared to the same period in 2015, was attributable to lower costs on idle drillships and fleet wide cost saving measures implemented.

The decrease in shore-based and other support costs per operating and idle rig per day for the year ended December 31, 2016, as compared to the same period in 2015, was due to reductions in Brazil and Nigeria office costs, and the implementation of cost saving measures.

General and administrative expenses. The increase in general and administrative expenses for the year ended December 31, 2016, as compared to the year ended December 31, 2015, resulted from legal costs associated with the arbitration proceeding and patent litigation, and legal and advisory fees related to our on-going debt restructuring efforts. Such expenses were $16.9 million for the year ended December 31, 2016, as compared to $2.4 million for the same period in 2015. Such legal and advisory expenses are not expected to continue beyond the resolution of the underlying matters.  This increase in general and administrative expenses was partially offset by our cost saving measures.

Depreciation expense. The increase in depreciation expense for the year ended December 31, 2016, as compared to the same period in 2015, related to depreciation expense incurred on the Pacific Meltem, after being placed into service on August 25, 2015.

Loss on construction contract rescission. We recognized a $40.2 million loss in 2015 in connection with the rescission of the Construction Contract for the Pacific Zonda. See Note 4 to the Company’s Consolidated Financial Statements in this annual report for additional information.

Interest expense. The following table summarizes interest expense:

	Years Ended December 31,
	2016	2015
	(in thousands)
Interest	$(181,041)	$(183,800)
Realized losses on interest rate swaps	(8,003)	(9,643)
Capitalized interest	—	37,082
Interest expense	$(189,044)	$(156,361)

The increase in interest expense for the year ended December 31, 2016, as compared to the same period in 2015, was primarily due to a reduction in capitalized interest on the Pacific Meltem and the Pacific Zonda.

Gain on debt extinguishment. During the year ended December 31, 2016, we repurchased $60.6 million of our 2017 Senior Secured Notes for a purchase price of $23.6 million plus accrued interest. We recorded the resulting gain, net of the corresponding unamortized deferred financing costs and debt discount, of $36.2 million, as a gain on debt extinguishment in our statements of operations.

Other expense. The change in other expense primarily related to currency exchange fluctuations.

Income taxes. The decrease in income tax expense was primarily due to expiration of the contract for the Pacific Khamsin in December 2015 and the contract for the Pacific Bora in September 2016. The decrease was partially offset by a decrease in uncertain tax positions in 2015.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues or at high effective tax rates versus pre-tax book income or at low effective tax rates and (c) our rig operating structures. Consequently, our income tax expense does not necessarily change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. Additionally, pre-tax book losses typically result in negative effective tax rates. During the years ended December 31, 2016 and 2015, our effective tax rate was (146.9)% and 18.6%, respectively.

The decrease in our effective tax rate for the year ended December 31, 2016 to negative levels, as compared to the year ended December 31, 2015 was the result of our idle drillships, which are generating losses for which no tax benefit is expected.

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

Direct rig related operating expenses and shore-based and other support costs divided by the number of operating and idle rig days were as follows:

	Years Ended December 31,
	2015	2014
	(in thousands, amounts per rig per day)
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

Property and equipment. As of December 31, 2016, property and equipment was $4.9 billion, which represented 82% of our total assets. The carrying value of our property and equipment consists primarily of our high-specification drillships that are recorded at cost less accumulated depreciation.

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

We review property and equipment for impairment when events or changes in circumstances indicate that the carrying amounts of our assets held and used may not be recoverable. Potential impairment indicators include steep declines in commodity prices and related market conditions, actual or expected declines in rig utilization, increases in idle time or significant damage to the property and equipment that adversely affects the extent and manner of its use. We assess impairment using estimated undiscounted cash flows for the property and equipment being evaluated by applying assumptions regarding future operations, market conditions, dayrates, utilization and idle time. An impairment loss is recorded in the period if the carrying amount of the asset is not recoverable.

Contingencies. We record liabilities for estimated loss contingencies when we believe a loss is probable and the amount of the probable loss can be reasonably estimated. Once established, we adjust the estimated contingency loss accrual for changes in facts and circumstances that alter our previous assumptions with respect to the likelihood or amount of loss.

Income taxes. Income taxes are provided based upon our interpretation of the tax laws and rates in the countries in which our subsidiaries are registered and where their operations are conducted and income and expenses are earned and incurred, respectively. This requires significant judgment and the use of estimates and assumptions regarding future events, such as the amount, timing and character of income, deductions and tax credits. Our tax liability in any given year could be affected by changes in tax laws, regulations, agreements, and treaties or our level of operations or profitability in each jurisdiction. Although our annual tax provision is based on the best information available at the time, a number of years may elapse before the ultimate tax liabilities in the various jurisdictions are determined.

We recognize deferred tax assets and liabilities for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the applicable enacted tax rates in effect in the year in which the asset is realized or the liability is settled. Estimates, judgments and assumptions are required in determining whether deferred tax assets will be fully or partially realized. When it is estimated to be more likely than not that all or some portion of certain deferred tax assets, such as net operating loss carryforwards, will not be realized, we establish a valuation allowance for the amount of the deferred tax assets that is considered to be unrealizable.

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. In determining if a tax position is likely to be sustained upon examination, we analyze relevant tax laws and regulations, case law, and administrative practices. Actual income taxes paid may vary from estimates depending upon various factors, including changes in income tax laws, settlement of audits with taxing authorities, or expiration of statutes of limitations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Please refer to Note 2 to our Consolidated Financial Statements in this annual report for a discussion of recent accounting pronouncements and their anticipated impact.

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

Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs and debt repayments. Primary sources of funds for our short-term liquidity needs are expected to be our cash flow generated from operating activities and existing cash, cash equivalents and restricted cash balances. At December 31, 2016, we had $586.0 million of cash and cash equivalents and $40.2 million of restricted cash.  On January 20, 2017, in connection with the Sixth Amendments, we paid a total of $133.7 million to our lenders.  We do not have additional borrowing capacity under our 2013 Revolving Credit Facility or SSCF, and the RCF Sixth Amendment restricts our ability to incur additional secured debt.

Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development by our current and potential customers on a global basis while at the same time supply of available high specification drillships has increased, which in turn has negatively affected our revenue, profitability and cash flows. As a result, we are engaged in discussions with all of our stakeholders, including our bank lenders under the 2013 Revolving Credit Facility and the SSCF (the “Lenders”) and an ad hoc group of holders of our capital markets indebtedness (the “Ad Hoc Group”), regarding a restructuring of the Company’s existing capital structure to be sustainable in the longer term.

As discussed in Note 5 to our Consolidated Financial Statements, the Sixth Amendments modify or waive application of certain financial covenants for the fiscal quarters ending on March 31, 2017 and June 30, 2017. However, if current market conditions persist, we expect that we will be in violation of the maximum leverage ratio covenant in our 2013 Revolving Credit Facility and our SSCF for the fiscal quarter ending on September 30, 2017. If we are unable to obtain waivers of such covenants or amendments to the debt agreements, such covenant default would entitle the Lenders to declare all outstanding amounts under such debt agreements to be immediately due and payable. Such acceleration would also trigger the cross-default provisions of our 2017 Senior Secured Notes, the Senior Secured Term Loan B and the 2020 Senior Secured Notes.

If we are unable to refinance our 2017 Senior Secured Notes prior to their maturity in December 2017 or complete a restructuring and current market conditions persist, the Company may not have sufficient liquidity to meet its debt obligations over the next year following the date of the issuance of these financial statements.  As such, this condition gives rise to substantial doubt about the Company’s ability to continue as a going concern.

As a result, we, with the assistance of our advisors, are evaluating various alternatives to address our liquidity and capital structure, which may include a private restructuring or a negotiated restructuring of our debt under the protection of Chapter 11 of the U.S. Bankruptcy Code. We are currently negotiating with the Lenders and the Ad Hoc Group in order to reach terms acceptable to all stakeholders for a restructuring. If such negotiations do not result in completion of the restructuring, we may be forced to seek a reorganization under Chapter 11 of the U.S. Bankruptcy Code.

If the Company’s ongoing negotiations with its stakeholders, including its creditors, result in an agreed restructuring that equitizes certain of the Company’s indebtedness, our common shareholders would experience significant dilution. In the absence of such an agreed restructuring, we have a significant amount of indebtedness that is senior to our existing common shares in our capital structure, and we believe that seeking bankruptcy court protection under a Chapter 11 proceeding could place our common shareholders at significant risk of losing all of their interests in the Company.

As there can be no assurance given that these negotiations will be successfully concluded, there exists substantial doubt about the Company’s ability to continue as a going concern over the next year following the date of the issuance of these financial statements.

For additional information, see Item 3, “Risk Factors—Risks Related to Our Business—“If we are unable to comply with the financial and non-financial covenants governing our indebtedness or obtain waivers of any defaults that occur with respect to our indebtedness, or amend, replace or refinance any or all of the agreements governing our indebtedness and/or otherwise secure additional capital, we may be unable to continue as a going concern.” and Note 18 to our Consolidated Financial Statements.

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

Sources and Uses of Cash

Year ended December 31, 2016 compared to Year ended December 31, 2015

The following table provides a comparison of our net cash provided by operating activities for the years ended December 31, 2016 and 2015:

	Years Ended December 31,
	2016	2015	Change
	(in thousands)
Cash flow from operating activities:
Net income (loss)	$(37,157)	$126,230	$(163,387)
Depreciation expense	275,901	243,457	32,444
Amortization of deferred revenue	(67,053)	(86,276)	19,223
Amortization of deferred costs	13,945	25,951	(12,006)
Amortization of deferred financing costs	18,786	11,278	7,508
Amortization of debt discount	1,279	1,015	264
Write-off of unamortized deferred financing costs	—	5,965	(5,965)
Loss from construction contract rescission	—	38,084	(38,084)
Deferred income taxes	15,494	9,840	5,654
Share-based compensation expense	7,094	12,534	(5,440)
Gain on debt extinguishment	(36,233)	—	(36,233)
Changes in operating assets and liabilities, net	57,048	34,068	22,980
Net cash provided by operating activities	$249,104	$422,146	$(173,042)

The decrease in net cash provided by operating activities resulted primarily from reduced revenue from our fleet, partially offset by cost saving measures and a $35.2 million fee received from Chevron for the contract amendment of the Pacific Santa Ana for the year ended December 31, 2016.

The following table provides a comparison of our net cash used in investing activities for the years ended December 31, 2016 and 2015:

	Years Ended December 31,
	2016	2015	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(52,625)	$(181,458)	$128,833
Net cash used in investing activities	$(52,625)	$(181,458)	$128,833

The decrease in capital expenditures resulted primarily from no newbuild drillship construction activities in 2016 and fleet wide cost control measures implemented. Capital expenditures for the year ended December 31, 2016 primarily consisted of the purchases of fleet spare equipment committed to in prior years to support our operations.

The following table provides a comparison of our net cash provided by (used in) financing activities for the years ended December 31, 2016 and 2015:

	Years Ended December 31,
	2016	2015	Change
	(in thousands)
Cash flow from financing activities:
Net payments from shares issued under share-based compensation plan	$(89)	$(536)	$447
Proceeds from long-term debt	450,000	315,000	135,000
Payments on long-term debt	(110,832)	(581,083)	470,251
Payments for financing costs	(25,423)	(4,070)	(21,353)
Purchases of treasury shares	—	(21,760)	21,760
Net cash provided by (used in) financing activities	$313,656	$(292,449)	$606,105

The increase in cash from financing activities for the year ended December 31, 2016, as compared to the same period in 2015, resulted from higher drawdowns, lower scheduled debt payments and no share repurchases, partially offset by financing costs to amend the indenture governing the 2017 Senior Secured Notes in October 2016 and repurchases of our 2017 Senior Secured Notes. During the year ended December 31, 2016, we drew an aggregate of $450.0 million under the 2013 Revolving Credit Facility. During the year ended December 31, 2015, we drew $50.0 million under the 2013 Revolving Credit Facility, and completed the final drawdowns in the amount of $85.0 million under the SSCF.

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

The increase in cash used in financing activities for the year ended December 31, 2015 resulted from the repayment of $286.5 million at maturity of our 8.25% senior unsecured bonds due 2015, higher amortization payments, payments to reduce outstanding debt, lower debt amounts drawn, and higher amounts used to purchase treasury shares.

Description of Indebtedness

See Note 5 to our Consolidated Financial Statements for additional information.

On January 20, 2017, we entered into the SSCF Sixth Amendment, which for the fiscal quarters ending on March 31, 2017 and June 30, 2017 (i) waives any breach of our obligation to comply with the maximum leverage ratio covenant and (ii) amends the net debt to applicable rigs covenant to require us to maintain such ratio at no greater than $400.0 million per rig, which in each case is calculated on the last day of the applicable fiscal quarter under the SSCF. In addition, the SSCF Sixth Amendment waives the application of the loan to rig value covenant in the SSCF on the next valuation date, June 30, 2017, and accordingly, such covenant will next be tested on December 31, 2017.

On January 20, 2017, we entered into the RCF Sixth Amendment, which for the fiscal quarters ending on March 31, 2017 and June 30, 2017 (i) waives any breach of our obligation to comply with the maximum leverage ratio covenant and (ii) amends the net debt to applicable rigs covenant to require us to maintain such ratio at no greater than $400.0 million per rig, which in each case is calculated on the last day of the applicable fiscal quarter under the 2013 Revolving Credit Facility. In addition, the RCF Sixth Amendment restricts our ability to grant additional liens or refinance certain existing indebtedness until the earlier of (i) our election and compliance with the maximum leverage ratio and net debt to applicable rigs covenants under the 2013 Revolving Credit Facility and (ii) publication of our financial results for the fiscal quarter ending September 30, 2017.

In consideration for the Sixth Amendments, we (i) permanently repaid and cancelled commitments for $25.0 million under the 2013 Revolving Credit Facility and (ii) we paid an amendment fee of $1 million, apportioned among the lenders under the SSCF and 2013 Revolving Credit Facility, and other fees and expenses associated with the Sixth Amendments. Concurrently with the execution of the Sixth Amendments, we made a $76.0 million prepayment of the SSCF, in accordance with our obligation to maintain the loan to rig value covenant in the SSCF at the required level as at December 31, 2016, and we applied $31.7 million of cash collateral pledged to the SSCF lenders to the next principal installments due in May 2017 under the SSCF.

7.25% Senior Secured Notes due 2017. In November 2012, Pacific Drilling V Limited (“PDV”), our indirect, wholly-owned subsidiary, completed a private placement to eligible purchasers of $500.0 million in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due 2017 to fund the final construction costs related to the Pacific Khamsin. The 2017 Senior Secured Notes bear interest at 7.25% per annum, which is payable semiannually on June 1 and December 1, and mature on December 1, 2017. On October 5, 2016, we entered into an amendment to the indenture governing the 2017 Senior Secured Notes. The amendment modified a covenant in the indenture to allow the Company or certain of its subsidiaries (other than PDV) to incur indebtedness in an amount calculated with reference to the number of vessels owned by the Company or any of its subsidiaries (including PDV), based on a formula prescribed in the indenture. This amendment aligns this provision with the same provision in the indenture governing the Company’s 2020 Senior Secured Notes. Following this amendment, the Company drew the remaining $215.0 million available under its 2013 Revolving Credit Facility, which was previously limited by the secured debt incurrence covenant in the indenture governing the 2017 Senior Secured Notes. During the year ended December 31, 2016, we repurchased $60.6 million of our 2017 Senior Secured Notes for a purchase price of $23.6 million plus accrued interest. As of February 20, 2017, the outstanding balance under the 2017 Senior Secured Notes was $439.4 million.

Senior Secured Credit Facility. On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, and we, as guarantor, entered into the SSCF with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem. In 2015, we completed the final drawdown under this facility, resulting in a cumulative total drawdown of $985.0 million. As of February 20, 2017, the outstanding balance under the SSCF was $669.7 million, with no undrawn capacity.

5.375% Senior Secured Notes due 2020. On June 3, 2013, we completed a private placement to eligible purchasers of $750.0 million in aggregate principal amount of 5.375% Senior Secured Notes due 2020. The 2020 Senior Secured Notes were sold at par, bear interest at 5.375% per annum, which is payable semiannually on June 1 and December 1, and mature on June 1, 2020.

Senior Secured Term Loan B due 2018. On June 3, 2013, we entered into a $750.0 million senior secured term loan. The Senior Secured Term Loan B matures on June 3, 2018.

2013 Revolving Credit Facility. On June 3, 2013, we entered into the 2013 Revolving Credit Facility which, prior to the RCF Sixth Amendment, permitted loans to be extended up to a maximum limit of $500.0 million and permits letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $500.0 million overall facility limit. As of February 20, 2017, the outstanding balance under the 2013 Revolving Credit Facility was $475.0 million, with no undrawn capacity.

Customs bonds

As of December 31, 2016, we were contingently liable under certain customs bonds totaling approximately $145.0 million issued as security in the normal course of our business. See Note 12 to our Consolidated Financial Statements.

Derivative Instruments and Hedging Activities

We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. See Note 10 to our Consolidated Financial Statements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development. Additionally, we have no significant interests in patents or licenses.

D. TREND INFORMATION

Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of drilling rigs, which are influenced by various factors. Since the latter half of 2014, oil prices have exhibited great volatility, declining significantly. Although dayrates and utilization for modern drillships have in the past been less sensitive to short-term oil price movements than those of older or less capable drilling rigs, the recent sustained decline in oil prices has rendered many deepwater projects less attractive to our customers and significantly impacted the number of projects available for modern drillships. The duration of weakness in oil prices remains uncertain.

Drilling Rig Supply

Across the industry, there have been no orders placed since April 2014 to build additional high-specification semi-submersibles or drillships, and within the last year, there have been several delays in delivery dates and canceled orders for new drillships. We estimate there are approximately 23 high-specification floating rigs delivered or scheduled for delivery from January 1, 2017 until the end of 2018, at least 13 of which have not yet been announced as being under contract for clients. Additionally, as a result of significantly reduced contracting activity, 55 to 60 rigs in the high-specification floating rig industry sector have been removed from the actively marketed fleet through cold stacking or scrapping. This trend, along with additional delays in delivery dates and cancellations of existing orders for high-specification floating rigs, could continue as the offshore drilling market remains weak. The supply of high-specification floating rigs through the end of 2018 can be estimated as a range between 100 and 115. Although we have visibility of the maximum number of high-specification floating rigs that could be available, we cannot accurately predict how many of those rigs will be actively marketed or how many of those rigs may be temporarily or permanently removed from the market.

Drilling Rig Demand

Demand for our drillships is a function of the worldwide levels of offshore exploration and development spending by oil and gas companies, which has decreased or been delayed significantly as a result of the sustained weakness in oil prices. The type of projects that modern drillships undertake are generally located in deeper water, in more remote locations, and are more capital intensive and longer lasting than those of older or less capable drilling rigs. The drilling programs of oil and gas companies are also affected by the global economic and political climate, access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for drilling equipment, advances in drilling technology, and emphasis on deepwater and high-specification exploration and production versus other areas.

Overall, 2016 saw an extremely slow pace for high-specification floating rig contracting activity. Approximately 12 rig years were contracted for the high-specification floating rig fleet industry-wide in 2016, compared to 30 rig years in 2015 and an average of 117 rig years per year from 2012 to 2014. Additionally, more than 30 drilling contracts for high-specification floating rigs were canceled in 2016 for various reasons, many of them without early termination payments. We expect contracting activity to be slow for the next 12 months.

Supply and Demand Balance

Since the start of the market downturn in 2014, capital expenditure budgets have significantly declined for many exploration and production companies, and we currently see utilization of the industry’s marketed modern drillships below 75%, which we expect to continue through 2017.

We estimate that through the end of 2017, approximately 50 to 55 high-specification floating rigs without currently confirmed client contracts will be available to commence operations. Additionally, multiple older, lower-specification drillships and mid-water semisubmersibles have recently completed contracts without follow-on contracts. The imbalance of supply and demand has exerted considerable pressure on the market and resulted in very few signed drilling contracts and significantly lower dayrates than in past years for those rigs entering into new contracts. While recent scrapping and cold stacking of older assets have lowered the total rig supply, supply of drilling rigs continues to exceed demand. We believe that the industry will need to see a steady increase in oil prices and continue to remove additional rigs from supply in order to rebalance the global fleet.

For more information on this and other risks to our business and our industry, please read “Risk Factors”.

E. OFF-BALANCE SHEET ARRANGEMENTS

Currently, we do not have any off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth our contractual obligations as of December 31, 2016:

Contractual Obligations	2017	2018-2019	2020-2021	Thereafter	Total
	(in thousands)
Long-term debt(a)	$526,621	$1,913,819	$750,000	$—	$3,190,440
Interest on long-term debt(b)	166,531	148,006	17,021	—	331,558
Operating leases	2,287	4,279	4,281	5,942	16,789
Purchase obligations(c)	43,214	—	—	—	43,214
Total contractual obligations(d)	$738,653	$2,066,104	$771,302	$5,942	$3,582,001

(a)	Includes current maturities of long-term debt. Amounts are based on principal balances, excluding debt discounts.
(b)

Interest payments are based on our existing outstanding borrowings as of December 31, 2016. Amounts exclude the impact of the RCF Sixth Amendment and SSCF Sixth Amendment in January 2017 and assume no refinancing or restructuring of existing long-term debt and no prepayments. For fixed rate debt, interest has been calculated using stated rates. For variable rate LIBOR based debt, interest has been calculated using current LIBOR as of December 31, 2016 and includes the impact of our outstanding interest rate swaps.

(c)

Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.

(d)

Contractual obligations do not include approximately $38.8 million of liabilities from unrecognized tax benefits related to uncertain tax positions, inclusive of interest and penalties, included on our consolidated balance sheet as of December 31, 2016. We are unable to specify with certainty the future periods in which we may be obligated to settle such amounts.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Senior Management

We rely on the senior management of our principal operating subsidiaries to manage our business. Our senior management team is responsible for the day-to-day management of our operations. Members of our senior management are appointed from time to time by vote of the Board of Directors and hold office until a successor is elected and qualified. The current members of our senior management are:

Name	Age	Position
Christian J. Beckett	48	Chief Executive Officer
Paul T. Reese	47	Executive Vice President, Chief Financial Officer
Cees Van Diemen	63	Executive Vice President, Chief Operating Officer
Michael D. Acuff	46	Senior Vice President, Commercial
Lisa Manget Buchanan	56	Senior Vice President, General Counsel and Secretary
Richard E. Tatum	39	Vice President, Controller

Christian J. Beckett. Mr. Beckett has served as our Chief Executive Officer since April 2008 and as a member of our Board of Directors since March 11, 2011. Mr. Beckett has over 25 years of experience in the energy industry. Prior to joining us, he led the Strategic Business Development and Planning group at Transocean Ltd. from 2004 to 2008. Mr. Beckett served at McKinsey & Company, Inc. from 2001 to 2004, where he provided strategic and operating advice to global energy companies and governments, and from 1990 to 2001 he worked at Schlumberger Limited in a series of international management roles with increasing responsibilities. Mr. Beckett sits on the executive committee of the International Association of Drilling Contractors.

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

Michael Acuff. Mr. Acuff joined Pacific Drilling in June 2014 as Senior Vice President of Sales and Business Development and was appointed Senior Vice President Commercial in November 2016. Michael is responsible for management and administration of our sales and contract acquisition, strategic planning activities and procurement and supply chain. Mr. Acuff has more than 15 years of industry experience and most recently was Senior Vice President of Contracts and Marketing at Diamond Offshore Drilling, Inc., where he worked from 2010 to 2013. From 1999 to 2010 Mr. Acuff held various management positions of increasing responsibility in Marketing, Corporate Planning, Operations and Human Resources with Transocean Ltd. Prior to joining Transocean Ltd., Mr. Acuff served in the U.S. Army from 1993 to 1997 as Battery Executive Officer, Battalion Personnel Officer and Platoon Leader.

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

Mr. Tatum received his Bachelor of Business Administration and Masters in Professional Accounting degrees from the University of Texas at Austin and is a CPA.

Board of Directors

In accordance with Luxembourg law, our Board of Directors is responsible for administering our affairs and for ensuring that our operations are organized in a satisfactory manner.

Our Articles and Luxembourg law provide that our Board of Directors shall have no fewer than three members. Pursuant to our Articles, the directors are elected at a general meeting of the shareholders. Resolutions adopted at a general meeting of shareholders determine the number of directors comprising our Board of Directors, the remuneration of the members of our Board of Directors and the term of each director’s mandate. Directors may not be appointed for a term of more than six years but are eligible for re-election at the end of their term; however, our Directors are generally appointed for one-year terms. Directors may be removed at any time, with or without cause, by a resolution adopted at a general meeting of shareholders. If the office of a director becomes vacant, the other members of our Board of Directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

The current members of our Board of Directors are as follows:

Name	Age	Position
Ron Moskovitz	54	Chairman
Christian J. Beckett	48	Executive Director, Chief Executive Officer
Laurence N. Charney	69	Director
Jeremy Asher	58	Director
Sami Iskander	51	Director
Robert Schwed	67	Director
Paul Wolff	69	Director
Cyril Ducau	38	Director
Antoine Bonnier	33	Director
Matthew Samuels	40	Director
N. Scott Fine	60	Director

Ron Moskovitz. Mr. Moskovitz was appointed as a director of the Company in March 2011, and serves as our Chairman of the Board and as a member of our Compensation Committee and Nominating Committee. Since January 1, 2017, Mr. Moskovitz has served as Principal of RLRM Partners. From December 2012 to December 31, 2016, Mr. Moskovitz was the Chief Executive Officer of Quantum Pacific (UK) LLP, and served as Chairman of the Board of Israel Corporation Ltd. and as director of Israel Chemicals Ltd., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. From July 2008 until December 2012, Mr. Moskovitz served as Chief Executive Officer of Quantum Pacific Advisory Limited. From July 2002 until November 2007, Mr. Moskovitz served as Senior Vice President and Chief Financial Officer of Amdocs Limited. From 1998 until July 2002, he served as Vice President of Finance at Amdocs. Between 1994 and 1998, Mr. Moskovitz held various senior financial positions at Tower Semiconductor Ltd. and served on its board of directors from 2007 to September 2011.

Mr. Moskovitz is a CPA in Israel and holds a BA in Accounting and Economics from Haifa University and a Master of Business Administration from Tel Aviv University.

Laurence N. Charney. Mr. Charney was appointed as a director of the Company in April 2011, and serves as Chairman of our Audit Committee and a member of our Compensation Committee. Mr. Charney retired from Ernst & Young LLP (“Ernst & Young”) in June 2007, where, over the course of his more than 35-year career, he served as Partner, Practice Leader and Senior Advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, real estate, high-tech/software, media/entertainment, and non-profit sectors. His most recent affiliations have included board tenures with Marvel Entertainment, Inc. and Iconix Brand Group Inc. He has served on the board of TG Therapeutics, Inc. since April 2012, Kenon Holdings Ltd. since May 2014 and IC Power Ltd. (a subsidiary of Kenon Holdings Ltd.) since July 2015. Both Kenon Holdings Ltd. and IC Power Ltd. may be associated with the same ultimate beneficiary, Mr. Idan Ofer. He also serves as an audit quality executive with Frankel, Loughran, Starr and Vallone LLP.

Mr. Charney, a CPA, is a graduate of Hofstra University with a Bachelors Degree in Business Administration (Accounting), and he also completed an Executive Masters program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and New York State Society of Certified Public Accountants.

Jeremy Asher. Mr. Asher was appointed as a director of the Company in April 2011, and serves as Chairman of our Compensation Committee and a member of our Audit Committee and Nominating Committee. Mr. Asher is currently Chairman of Agile Energy Limited, a privately held energy investment company, and Chairman of Tower Resources plc, an oil & gas exploration company. During the past five years, he has served as a director of Gulf Keystone Petroleum Ltd, an oil & gas exploration and production company, and a director of Oil Refineries Limited, an independent refiner and petrochemicals producer. Until 2008 he served as a director of Process Systems Enterprise Limited, a developer of process simulation software. Since 2001, Mr. Asher has also served as a director and financial investor in various other enterprises.

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

Mr. Asher is a graduate of the London School of Economics and holds a Master of Business Administration from Harvard Business School. He is also a member of the London Business School’s Global Advisory Council.

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

Mr. Iskander holds a BS in Mechanical Engineering from American University in Cairo, Egypt.

Robert Schwed. Mr. Schwed was appointed as a director of the Company in May 2013 and serves as a member of our Audit Committee and our Compensation Committee. From 2002 until his retirement in December 2015, Mr. Schwed was a partner in the Corporate Practice Group of the international law firm Wilmer Cutler Pickering Hale and Dorr LLP. He has over 40 years of experience working with private equity firms and their portfolio companies in corporate finance transactions. From 1982 until 2002, Mr. Schwed was a partner of Reboul MacMurray, a New York law firm specializing in private equity and venture capital matters. Since 2009, Mr. Schwed has served as an Adjunct Professor at the George Washington University School of Law.

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

Cyril Ducau. Mr. Ducau was appointed as a director of the Company in April 2011 and serves as a member of our Nominating Committee. He is currently Chief Executive Officer of Ansonia Holdings Singapore B.V. and a Managing Director of Quantum Pacific Ventures Limited, and serves as director of Kenon Holdings Ltd., Quantum Pacific Shipping Services Pte. Ltd., IC Power Ltd. and other private companies, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. He was previously Head of Business Development of Quantum Pacific Advisory Limited from 2008 to 2012. Prior to joining Quantum Pacific Advisory Limited, Mr. Ducau was Vice President in the investment banking division of Morgan Stanley & Co. International Ltd. in London and during his tenure there from 2000 to 2008, he held various positions in the Capital Markets, Leveraged Finance and Mergers and Acquisitions teams. Prior to that, Mr. Ducau gained experience in consultancy working for Arthur D. Little in Munich and investment management with Credit Agricole UI Private Equity in Paris.

Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.

Antoine Bonnier. Mr. Bonnier was appointed as a director of the Company in October 2016. He is currently an Investment Director of Quantum Pacific (UK) LLP and serves as a member of the board of directors of Kenon Holdings Ltd. and of Primus Green Energy, Inc., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Mr. Bonnier was previously a member of the investment team of Quantum Pacific Advisory Limited from 2011 to

2012. Prior to joining Quantum Pacific Advisory Limited in 2011, Mr. Bonnier was an Associate in the Investment Banking Division of Morgan Stanley & Co. During his tenure there, from 2005 to 2011, he held various positions in the Capital Markets and Mergers and Acquisitions teams in London, Paris and Dubai.

Mr. Bonnier graduated from ESCP Europe Business School and holds a Master of Science in Management.

Matthew Samuels. Mr. Samuels was appointed as a director of the Company in December 2016 and serves as a member of our Compensation Committee. He is currently the General Counsel of Quantum Pacific (UK) LLP. From November 2008 until December 2012, Mr. Samuels served as General Counsel of Quantum Pacific Advisory Limited. Both Quantum Pacific (UK) LLP and the former Quantum Pacific Advisory Limited may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Prior to joining Quantum Pacific Advisory Limited, Mr. Samuels was an associate in the corporate and capital markets group at Herbert Smith LLP in London from 2007 to 2008. From 2002 to 2007, he was an associate in the corporate department at Gibson, Dunn and Crutcher LLP in San Francisco.

Mr. Samuels holds a Bachelor of Arts degree in Economics from University of Virginia and a Juris Doctorate from the University of Chicago Law School.

N. Scott Fine. Mr. Fine was appointed as a director of the Company in December 2016. He is currently the Chairman and CEO of CTD Holdings Inc., a Biotechnology/Healthcare Company. He also serves on a number of Boards of Directors including: Better Place, Inc., where he is sole Director; Kenon Holdings Ltd.; Global Virus Network; and Forward Industries, where he serves as Chairman of the Audit Committee. Both Kenon Holding Ltd. and Better Place, Inc. may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Mr. Fine has been an investment banker for over 35 years, and formerly served as the Vice Chairman and Lead Director of Central European Distribution Corporation (“CEDC”), a multi-billion dollar alcohol and beverage company, and has been involved in corporate finance for over 30 years.

Mr. Fine attended New Hampshire College where he studied Business Administration.

B. COMPENSATION

Senior Management

Members of our senior management receive compensation for the services they provide. The aggregate cash compensation paid to all members of senior management as a group was approximately $4.6 million for the year ended December 31, 2016. In 2016, we also granted to members of our senior management team an aggregate of 0.2 million restricted share units under the Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (the “2011 Stock Plan”) with a grant date value of $5.29 per share. In addition, we granted $3.8 million of long term incentive cash awards (“LTIC awards”) to members of our senior management team, which may be paid in the future if certain performance targets of the Company are met prior to the vesting dates (see “—Equity and Long-Term Incentive Compensation Plans” below for more details on equity and LTIC awards).

The cash compensation for each member of senior management is principally comprised of base salary, an annual performance bonus, and LTIC awards. The compensation that we pay to our senior management is evaluated on an annual basis considering the following primary factors: individual performance during the prior year, market rates and movements and the individual’s anticipated contribution to us and our growth. Members of our senior management team are also eligible to participate in our retirement savings plans, described below under “—Benefit Plans and Programs.” In addition, members of our senior management are eligible to participate in welfare benefit programs made available to our U.S. workforce generally, including medical, dental, life insurance and disability benefits. We believe that the compensation awarded to our senior management is consistent with that of our peers and similarly situated companies in the industry in which we operate.

Directors

During the year ended December 31, 2016, we paid an aggregate of approximately $0.8 million in directors’ fees to the independent members of the Board of Directors, excluding those members of the Board of Directors affiliated with the Quantum Pacific Group. We also paid an aggregate of approximately $0.2 million in directors’ fees to the non-independent members of the Board of Directors affiliated with Quantum Pacific Group. We pay these directors’ fees directly to Quantum Pacific Group. We did not make any awards under our 2011 Stock Plan to the members of the Board of Directors in 2016.  Members of our Board of Directors who are also our employees or employees of our subsidiaries do not receive any additional compensation for their service on our Board of Directors. We believe that our director fee structure is customary and reasonable for companies of our kind and consistent with that of our peers and similarly situated companies in the industry in which we operate. These fees may be increased from time to time by a resolution of the general meeting of shareholders.

Equity and Long-Term Incentive Compensation Plans

The 2011 Stock Plan provides for the granting of stock options, stock appreciation rights, restricted shares, restricted share units and other equity-based or equity-related awards to directors, officers, employees and consultants. Subject to adjustment as provided in the 2011 Stock Plan, 1.6 million common shares of Pacific Drilling S.A. are reserved and authorized for issuance pursuant to the terms of the 2011 Stock Plan. The Compensation Committee of our Board of Directors determines the terms and conditions of equity awards made to participants under the 2011 Stock Plan and LTIC awards.

Under the 2011 Stock Plan, as of December 31, 2016, a total of 0.6 million options and 0.6 million restricted share units are outstanding, of which 0.5 million options and 0.3 million restricted share units were granted to members of senior management. The exercise prices of the stock options range from $21.70 to $108.00 per share. The option expiration dates range from March 31, 2021 to August 31, 2025. The restricted share units were granted at grant date values ranging from $5.29 to $108.00 per share. We also have outstanding awards of 10,154 options under the 2011 Stock Plan to certain independent members of our Board of Directors. The exercise prices of the stock options range from $101.20 to $108.80 per share. The option expiration dates range from March 31, 2022 to March 31, 2024.

During the year ended December 31, 2016, we granted $6.7 million of LTIC awards, of which $3.8 million were granted to members of senior management. On January 1, 2017, a total of $7.3 million LTIC awards were granted, of which $4.2 million were granted to members of senior management. Also on January 1, 2017, we granted 0.6 million cash-settled restricted share units, of which 0.3 million units were granted to members of senior management. Cash-settled restricted share units represent the fair value of our common stock price on the vesting date and are paid in cash with no actual shares issued.

The options and restricted share units granted prior to 2016 generally vest 25% annually over four years. For members of senior management, 33.3% of the restricted share units and LTIC awards granted in 2016 vested on January 1, 2017. The remaining unvested portion of the 2016 grants and the 2017 grants vest in the future if certain performance targets of the Company are met prior to the vesting dates. For other employees, the restricted share units and LTIC awards granted in 2016 and 2017 generally vest 33.3% annually over three years. Until they vest, restricted share units do not have voting rights or participate in the earnings of the Company.

Benefit Plans and Programs

Pacific Drilling sponsors a defined contribution retirement plan covering substantially all U.S. employees (the “U.S. Savings Plan”) and an international savings plan covering certain of our international employees (the “International Savings Plan”). Under the U.S. Savings Plan, we match 100% of employee contributions up to 3% and 50% of the next 2% of eligible compensation per participant. Under the International Savings Plan, we match up to 3% of base compensation (limited to a contribution of $15,000 per participant). During the years ended December 31, 2016, 2015 and 2014, our total employer contributions to both plans amounted to $4.1 million, $7.0 million and $6.9 million, respectively.

We have established an annual bonus plan for key employees whose decisions, activities and performance have a significant impact on business results. Target bonus levels are determined on an individual basis and take into account individual performance, competitive pay practices and external market conditions. Achievement of bonus payment is based largely on the achievement of our Company’s targets for the annual period.

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

Indemnity Agreements

Effective January 1, 2016, we have entered into indemnity agreements with each of the Company's directors and senior management. The indemnity agreements supplement the indemnification rights for the directors and officers under the Company's Articles, and provide, among other things, for mandatory indemnification against liabilities as well as mandatory advancement and reimbursement of all reasonable expenses that may be incurred by the indemnitees in various legal proceedings arising out of their service as directors and officers to the fullest extent authorized by the General Corporation Law of the State of Delaware and as permitted by Luxembourg law, including any amendments thereto. The indemnity agreements also set out the process for determining entitlement to indemnification, the conditions to advancement of expenses, the procedures for enforcement of indemnification rights, the limitations on indemnification and requirements relating to the notice and defense of claims for which indemnification is sought.

C. BOARD PRACTICES

See Item 10, “Memorandum and Articles of Association—Voting Rights—Appointment and Removal of Directors” for a detailed description regarding the appointment and removal of our Board of Directors.

On May 24, 2016, at our annual general meeting of shareholders (“2016 AGM”), each of our then current directors (Messrs. Moskovitz, Beckett, Asher, Charney, Iskander, Sakellis, Ducau, Schwed and Wolff) was re-appointed for an additional one-year term until our annual general meeting on May 23, 2017 (the “2017 AGM”). Effective October 27, 2016, Mr. Elias Sakellis resigned from our Board. On December 6, 2016, at an extraordinary general meeting of shareholders, our shareholders approved the increase in the size of our Board from 9 to 11 persons and Messrs. Bonnier, Samuels and Fine were appointed to our Board to serve until the 2017 AGM.

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

Compensation Committee

The members of our Compensation Committee are Messrs. Asher (as Chairman), Charney, Schwed, Samuels and Moskovitz. The purpose of this committee is to oversee the discharge of the responsibilities of our Board of Directors relating to compensation of our executive officers. Our Compensation Committee also administers our incentive compensation and benefit plans. The Compensation Committee has adopted a charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE.

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

Nominating Committee

Our Board of Directors has established a Nominating Committee, members of which are Messrs. Moskovitz (as Chairman), Asher, Iskander, and Ducau.

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

All decisions to be taken by our Board of Directors are subject to a quorum and vote of a majority of the directors. A Chairman of the Board is elected from the members of the Board. The Chairman has a casting vote in the event of a tie vote. Our Chairman of the Board is Ron Moskovitz, who was re-elected at our 2016 AGM for a one-year term expiring at the 2017 AGM.

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

D. EMPLOYEES

Employees

As of December 31, 2016, we and our subsidiaries had a total of 843 employees and 5 subcontractors. These employees consisted of:

•	705 employees and subcontractors in engineering and operations; and
•	143 employees and subcontractors in finance, strategy and business development, sales and marketing and other administrative functions.

As of December 31, 2016, approximately 553 of our employees and our subcontractors were located in the United States and 207 were located in Nigeria. The remainder of our employees were in various other locations around the world.

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

As of December 31, 2014, approximately 565 of our employees and our subcontractors were located in the United States, 186 were located in South Korea, 616 were located in Nigeria and 222 were located in Brazil. The remainder of our employees were in various other locations around the world.

We believe that our relations with employees are good. Some of our employees in Nigeria are currently represented by unions and covered by collective bargaining agreements.

E. SHARE OWNERSHIP

The table below shows the number and percentage of our outstanding common shares beneficially owned by each of our directors and members of senior management and all of our directors and officers as a group as of February 20, 2017, including share options and restricted stock units awarded to them under the 2011 Stock Plan that are exercisable or vest within 60 days. See Item 6, “Compensation—Equity Compensation Plans” for a description of the 2011 Stock Plan.

Beneficial Interest in
Common Shares
Number of
shares
Officer or Director	(in thousands)	Percentage (a)
Christian J. Beckett	360	1.7%
Paul T. Reese	*	*
Cees Van Diemen	*	*
Michael D. Acuff	*	*
Lisa Manget Buchanan	*	*
Richard E. Tatum	*	*
Ron Moskovitz	—	—
Laurence N. Charney	*	*
Jeremy Asher	*	*
Sami Iskander	*	*
Robert Schwed	*	*
Paul Wolff	*	*
Cyril Ducau	—	—
Antoine Bonnier	—	—
Matthew Samuels	—	—
N. Scott Fine	—	—
All officers and directors as a group (b)	560	2.6%

*     Less than 1%.

(a)   Based on issued and outstanding shares of 21,284,140 as of February 20, 2017.

(b)   Includes an aggregate 0.1 million of common shares issuable upon exercise of options that are exercisable within 60 days and restricted share units that vest within 60 days held by our senior management and directors as of February 20, 2017. The exercise prices of the stock options range from $21.70 to $108.80 per share.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information as of February 20, 2017 for each shareholder whom we know to beneficially own more than five percent of our outstanding common shares:

	Common Shares Held
	Number of
	Shares
Identity of Person or Group	(in thousands)	Percentage
Quantum Pacific (Gibraltar) Limited(1)	15,000	70.5	%(2)

(1)

Quantum Pacific (Gibraltar) Limited is a Gibraltar company and wholly-owned subsidiary of Quantum Pacific International Limited, the indirect ultimate owner of which is a discretionary trust in which Mr. Idan Ofer is the primary beneficiary. The address of Quantum Pacific (Gibraltar) Limited is 57/63 Line Wall Road, Gibraltar.

(2)	Based on issued and outstanding shares of 21,284,140 as of February 20, 2017.

As of February 20, 2017, we had only one shareholder of record in the United States, Cede & Co. (nominee of The Depository Trust Company) in whose name all shareholdings in the United States are recorded. This single shareholder of record in the United States represented approximately 29.5% of the total outstanding common shares. The number of beneficial owners of our common shares in the United States is significantly larger than the number of record holders of our common shares in the United States.

Our major shareholder has no different voting rights from those of the rest of our shareholders.

B. RELATED PARTY TRANSACTIONS

Not applicable.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18, “Financial Statements” within this annual report.

Legal Proceedings

See Note 12 to our Consolidated Financial Statements.

Distribution Policy

Our decision to pay dividends or make distributions is dependent upon numerous factors, including committed and projected capital expenditures, targeted growth and performance metrics, and restrictions imposed under our existing debt agreements and any future debt financing agreements. The current terms of the 2013 Revolving Credit Facility and SSCF, as amended, do not permit the payment of dividends or distributions to our shareholders. Please refer to Note 5 to our Consolidated Financial Statements in this annual report for a more detailed description of the terms of our debt financings.

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

Share Repurchase Program

At our annual general meeting of shareholders in May 2015, a share repurchase program was approved for the repurchase up to 1.0 million shares of our common stock through May 2017. Under our credit facilities, we are prohibited from repurchasing shares through March 31, 2018. See Note 5 to our Consolidated Financial Statements for additional information.

B. SIGNIFICANT CHANGES

See Note 19 to our Consolidated Financial Statements.

ITEM 9.    THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our common shares commenced trading on the Norwegian OTC List (“NOTC”) on April 5, 2011 under the symbol “PDSA.” Our common shares commenced trading on the NYSE on November 11, 2011 under the symbol “PACD.” In October 2016, we completed the voluntary delisting of our common shares from the NOTC and all shares previously trading on the NOTC migrated to the NYSE. On February 20, 2017, the closing price of our common shares on the NYSE was $3.14 per share.

The following table sets forth, for each full financial year, high and low intraday sale prices of our common shares after adjusting all periods for the 1-for-10 reverse stock split in May 2016:

	Price Per Common Share
	NYSE		NOTC
	High	Low	High	Low
	(US$)	(US$)	(NOK)	(NOK)
Fiscal Year Ended December 31,
2016	11.56	2.80	n/a	n/a
2015	56.10	8.40	n/a	n/a
2014	115.10	42.30	665.00	595.00
2013	122.50	88.90	676.00	490.00
2012	114.70	77.70	630.00	460.00

The following table sets forth, for each full financial quarter for the two most recent fiscal years, high and low intraday sale prices of our common shares after adjusting all periods for the 1-for-10 reverse stock split in May 2016:

	Price Per Common Share(b)
	NYSE
	High	Low
	(US$)	(US$)
Fiscal Year Ended December 31, 2016
Fourth quarter	6.89	2.80
Third quarter	7.38	3.01
Second quarter	11.56	3.80
First quarter	9.30	3.00
Fiscal Year Ended December 31, 2015
Fourth quarter	17.80	8.40
Third quarter	28.50	11.40
Second quarter	56.10	27.20
First quarter	47.00	31.20

The following table sets forth, for each of the six most recent months, high and low intraday sale prices of our common shares:

	Price Per Common Share(b)
	NYSE
	High	Low
	(US$)	(US$)
February 2017 (a)	3.49	3.01
January 2017	5.06	3.33
December 2016	6.89	3.91
November 2016	4.60	2.80
October 2016	4.35	3.49
September 2016	4.40	3.01

(a)	February 1, 2017 through February 20, 2017.
(b)	No trading occurred on the NOTC for the periods presented.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our common shares currently trade on the NYSE under the symbol “PACD.”

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our Coordinated Articles of Association, dated as of June 24, 2016, are filed as Exhibit 1.1 to this Annual Report on Form 20-F.

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

We are authorized to issue up to 5.0 billion common shares, par value of $0.01 per share. As of February 20, 2017, an aggregate of 21,284,140 million common shares were issued and outstanding. Each of our outstanding common shares entitles its holder to one vote at any general meeting of shareholders.

To our knowledge, as of February 20, 2017, there were no shareholders’ arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of us in favor of a third person other than the current controlling shareholder, an entity controlled by the Quantum Pacific Group.

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

Pursuant to Article 5.3 of our Articles, our Board of Directors is authorized, for a period of five years from the publication of the minutes of our 2016 AGM, to issue additional shares one or more times up to 5.0 billion, having the same rights as the existing shares and to limit or withdraw the shareholders’ preferential subscription rights on such increase.

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

The annual general meeting of shareholders is currently set in our Articles to be held at 10:00 a.m. (Luxembourg time) on the fourth Tuesday of May of each year in Luxembourg. If that day is a legal or banking holiday or the day following a public holiday in the United States, the meeting will be held on Tuesday of the following week. Other general meetings of shareholders may be convened at any time.

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

Appointment and Removal of Directors. Members of our Board of Directors may be elected by simple majority of the votes validly cast at any general meeting of shareholders. Under our Articles, all directors can be elected for a period of up to six years with such possible extension as provided therein. Currently each director, other than Messrs. Bonnier, Samuels and Fine who were newly appointed in December 2016, is serving a one-year term set to expire at the 2017 AGM. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. If the office of a director becomes vacant, our Articles provide that the other directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

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

•

A corporate U.S. Holder, which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which our common shares are attributable, will be required to recognize capital gains (or losses as the case may be) on the sale of such common shares, which will be subject to Luxembourg corporate income tax and municipal business tax. However, gains realized on the sale of the common shares may benefit from the exemption provided for by Article 166 of the Luxembourg Income Tax and the Grand-Ducal Decree of December 21, 2001 (as amended) provided that at the time of the disposal of the common shares (a) the corporate U.S. Holder (acting through its permanent representative or fixed place of business in Luxembourg) of common shares holds a stake representing at least 10% of our total share capital or a cost price of at least 6,000,000 Euros (“€”) and (b) such qualifying shareholding has been held for an uninterrupted period of at least 12 months or the corporate U.S. Holder (acting through its permanent representative or fixed place of business in Luxembourg) undertakes to continue to own such qualifying shareholding until such time as the corporate U.S. Holder (acting through its permanent representative or fixed place of business in Luxembourg) has held our common shares for an uninterrupted period of at least 12 months. In certain circumstances, the exemption may not apply in part or in full; for example; the capital gains exemption (for gains arising on an alienation of the common shares) does not apply up to the aggregate amount of previously tax deducted expenses and write-offs related to these common shares.

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

Interest Rate Risk. We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. As of December 31, 2016, our net exposure to floating interest rate fluctuations on our outstanding debt was $750.9 million, based on floating rate debt of $1,863.4 million less the $1,112.5 million notional principal of our floating to fixed interest rate swaps. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $7.5 million on an annual basis as of December 31, 2016. As of December 31, 2015, our net exposure to floating interest rate fluctuations on our outstanding debt was $374.4 million, based on floating rate debt of $1,486.9 million less the $1,112.5 million notional principal of our floating to fixed interest rate swaps. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $3.7 million on an annual basis as of December 31, 2015.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria for internal control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operating effectiveness of its internal control over financial reporting.

Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. Based on this assessment, management has concluded that, as of December 31, 2016, our internal control over financial reporting was effective.

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

	Years ended December 31,
	2016	2015
	(In thousands)
Audit fees(a)	$1,113	$1,527
Audit-related fees(b)	—	—
Tax fees(c)	64	211
All other fees(d)	—	—
Total	$1,177	$1,738

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

Under the policy, the Audit Committee pre-approves all audit services to be provided to the Company, whether provided by the principal auditors or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditors; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable rules and regulations. All services provided by the principal external auditors for the years ended December 31, 2016, 2015 and 2014 were approved by the Audit Committee pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total number of	Maximum number
			shares purchased	of shares that may
			as part of publicly	yet be purchased
Month in the year ended	Total number of	Average price paid	announced plans or	under the plans or
December 31, 2016	shares purchased	per share ($)	programs(a)	programs(a)
January	—	—	—	1,000,000
February	—	—	—	1,000,000
March	—	—	—	1,000,000
April	—	—	—	1,000,000
May	—	—	—	1,000,000
June	—	—	—	1,000,000
July	—	—	—	1,000,000
August	—	—	—	1,000,000
September	—	—	—	1,000,000
October	—	—	—	1,000,000
November	—	—	—	1,000,000
December	—	—	—	1,000,000
Total	—	$—	—	1,000,000

(a)

On May 11, 2015, our shareholders approved a share repurchase program for the repurchase up to 1.0 million shares of our common stock through May 2017. However, we are currently prohibited under our credit facilities from paying dividends and repurchasing shares. As such, no shares have been repurchased under this program as of December 31, 2016.

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

Based on the foregoing we may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that all independent directors meet in executive session at least once a year, (3) the requirement that the nominating/corporate governance committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (4) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (5) the requirement of an annual performance evaluation of the nominating/corporate governance and compensation committees. As permitted by these exemptions, as well as by our Articles and the laws of Luxembourg, we currently have a compensation committee with one or more non-independent directors serving as committee members.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.   FINANCIAL STATEMENTS

See Item 18 below.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below are filed as part of this annual report on Form 20-F:

ITEM 19.  EXHIBITS

Exhibit Number	Description
1.1*	Coordinated Articles of Association of Pacific Drilling S.A., dated June 24, 2016.
2.1

Registration Rights Agreement between Pacific Drilling S.A. and Quantum Pacific (Gibraltar) Limited, dated November 16, 2011 (incorporated by reference to Exhibit 2(a)(1) to our Annual Report on Form 20-F filed March 27, 2012, File No. 001-35345).

2.3

Indenture, dated as of November 28, 2012, among Pacific Drilling V Limited, as issuer, Pacific Drilling S.A., as parent guarantor, and each issuer subsidiary guarantor from time to time party thereto, as guarantors, and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed December 5, 2012, File No. 001-35345).

2.4

Supplemental Indenture to 7.25% Senior Secured Notes Due 2017, dated as of October 5, 2016, among Pacific Drilling V Limited, as issuer, Pacific Drilling S.A., as parent guarantor, and each issuer subsidiary guarantor from time to time party thereto, as guarantors, and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K, filed November 8, 2016, File No. 001-35345).

2.5	Form of Note (incorporated by reference to Exhibit 99.2 to our Report on Form 6-K, filed December 5, 2012, File No. 001-35345).
2.6

Indenture, dated as of June 3, 2013, among Pacific Drilling S.A., the guarantors party thereto and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 99.1 to the Report on Form 6‑K, filed June 7, 2013, File No. 001-35345).

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

4.2

Term Loan Agreement, dated as of June 3, 2013, among Pacific Drilling S.A., as Borrower, Various Lenders and Citibank, N.A., as Administrative Agent, Citigroup Global Markets, Inc., Goldman Sachs Lending Partners LLC, Deutsche Bank Securities Inc. and Barclays Bank PLC, as Joint Lead Arrangers, Joint Bookrunners and Joint Syndication Agents and ABN AMRO Securities (USA) LLC, Credit Agricole Securities (USA) Inc., ING Financial Markets LLC, Nordea Bank Danmark A/S, Pareto Securities AS, RS Platou Markets AS, Scotia Capital (USA) Inc., Skandinaviska Enskilda Banken AB (Publ.), Standard Chartered Bank and NIBC Bank N.V., as Co-Documentation Agents and Co-Syndication Agents (incorporated by reference to Exhibit 99.3 to the Report on Form 6‑K, filed June 7, 2013, File No. 001-35345).

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

Exhibit Number	Description
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

4.8

Fifth Amendment to Credit Agreement. dated as of November 5, 2015, by and among Pacific Drilling S.A., as Borrower, the lenders party thereto, and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F filed March 1, 2016, File No. 001-35345).

4.9*	Sixth Amendment to Credit Agreement dated as of January 20, 2017, by and among Pacific Drilling S.A., as Borrower, the lenders party thereto, and Citibank, N.A., as Administrative Agent.
4.10

Amendment No. 1 to Senior Secured Credit Facility Agreement, dated as of September 13, 2013 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed November 7, 2013, File No. 001-35345).

4.11

Amended and Restated Senior Secured Credit Facility Agreement, dated as of September 13, 2013, among Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, as Borrowers, Pacific Drilling S.A., as Guarantor, and the arrangers, lenders, agents and banks named therein (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K, filed November 7, 2013, File No. 001-35345).

4.12

Amendment No. 2 to Senior Secured Credit Facility Agreement, dated as of March 27, 2014, among Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, as Borrowers, Pacific Drilling S.A., as Guarantor, and the arrangers, lenders, agents and banks named therein (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed April 3, 2014, File No. 001-35345).

4.13

Amendment No. 3 to Senior Secured Credit Facility Agreement, dated as of August 14, 2014, among Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, as Borrowers, Pacific Drilling S.A., as Guarantor, and the arrangers, lenders, agents and banks named therein (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K, filed August 15, 2014, File No. 001-35345).

4.14

Amendment No. 4 to Senior Secured Credit Facility Agreement, dated as of March 2, 2015, among Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, as Borrowers, Pacific Drilling S.A., as Guarantor, and the arrangers, lenders, agents and banks named therein (incorporated by reference to Exhibit 99.1 to the Report on Form 6‑K, filed March 16, 2015, File No. 001-35345).

4.15

Amendment No. 5 to Senior Secured Credit Facility Agreement, dated as of November 5, 2015, among Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, as Borrowers, Pacific Drilling S.A., as Guarantor, and the arrangers, lenders, agents and banks named therein (incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F filed March 1, 2016, File No. 001-35345).

4.16*

Amendment No. 6 to Senior Secured Credit Facility Agreement, dated as of January 20, 2017 among Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, as Borrowers, Pacific Drilling S.A., as Guarantor, and the arrangers, lenders, agents and banks named therein.

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

Exhibit Number	Description
4.18

Form of Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan Notice of Restricted Stock Unit Grant and Restricted Stock Unit Agreement (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form S‑8, filed March 30, 2012, File No. 333-180485).

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
Date: February 24, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Pacific Drilling S.A.:

We have audited the accompanying consolidated balance sheets of Pacific Drilling S.A. and subsidiaries (the Company) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Drilling S.A. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three‑year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 18 to the consolidated financial statements, the Company expects to be in violation of certain of its financial covenants in the next 12 months, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 18. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Houston, Texas
February 24, 2017

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except per share information)

	Years Ended December 31,
	2016	2015	2014
Revenues
Contract drilling	$769,472	$1,085,063	$1,085,794
Costs and expenses
Operating expenses	(290,038)	(431,261)	(459,617)
General and administrative expenses	(63,379)	(55,511)	(57,662)
Depreciation expense	(275,901)	(243,457)	(199,337)
	(629,318)	(730,229)	(716,616)
Loss from construction contract rescission	—	(40,155)	—
Operating income	140,154	314,679	369,178
Other income (expense)
Interest expense	(189,044)	(156,361)	(130,130)
Gain on debt extinguishment	36,233	—	—
Other expense	(2,393)	(3,217)	(5,171)
Income (loss) before income taxes	(15,050)	155,101	233,877
Income tax expense	(22,107)	(28,871)	(45,620)
Net income (loss)	$(37,157)	$126,230	$188,257
Earnings (loss) per common share, basic (Note 9)	$(1.76)	$5.97	$8.67
Weighted-average number of common shares, basic (Note 9)	21,167	21,145	21,722
Earnings (loss) per common share, diluted (Note 9)	$(1.76)	$5.97	$8.66
Weighted-average number of common shares, diluted (Note 9)	21,167	21,156	21,737

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(in thousands)

	Years Ended December 31,
	2016	2015	2014
Net income (loss)	$(37,157)	$126,230	$188,257
Other comprehensive income (loss):
Unrecognized loss on derivative instruments	(6,290)	(14,889)	(19,385)
Reclassification adjustment for loss on derivative instruments realized in net income (Note 10)	8,798	10,440	7,737
Reclassification adjustment for loss on derivative instruments realized in property and equipment (Note 10)	1,789	1,164	—
Total other comprehensive income (loss)	4,297	(3,285)	(11,648)
Total comprehensive income (loss)	$(32,860)	$122,945	$176,609

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except par value)

	December 31,
	2016	2015
Assets:
Cash and cash equivalents	$585,980	$116,033
Restricted cash	40,188	—
Accounts receivable	94,622	168,050
Materials and supplies	95,679	98,243
Deferred costs, current	10,454	10,582
Prepaid expenses and other current assets	13,892	14,312
Total current assets	840,815	407,220
Property and equipment, net	4,909,873	5,143,556
Long-term receivable	202,575	202,575
Other assets	44,944	39,369
Total assets	$5,998,207	$5,792,720
Liabilities and shareholders’ equity:
Accounts payable	$17,870	$44,167
Accrued expenses	45,881	51,704
Long-term debt, current	496,790	76,793
Accrued interest	14,164	16,442
Deferred revenue, current	45,755	49,227
Total current liabilities	620,460	238,333
Long-term debt, net of current maturities	2,648,659	2,768,877
Deferred revenue	32,233	60,639
Other long-term liabilities	30,655	32,816
Total long-term liabilities	2,711,547	2,862,332
Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 22,551 and 23,277 shares issued and 21,184 and 21,121 shares outstanding as of December 31, 2016 and December 31, 2015, respectively	212	218
Additional paid-in capital	2,360,398	2,383,387
Treasury shares, at cost	—	(30,000)
Accumulated other comprehensive loss	(19,193)	(23,490)
Retained earnings	324,783	361,940
Total shareholders’ equity	2,666,200	2,692,055
Total liabilities and shareholders’ equity	$5,998,207	$5,792,720

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

(in thousands)

						Accumulated
			Additional			Other		Total
	Common Shares		Paid-In	Treasury Shares		Comprehensive	Retained	Shareholders’
	Shares	Amount	Capital	Shares	Amount	Loss	Earnings	Equity
Balance at January 1, 2014	21,704	$217	$2,360,811	706	$—	$(8,557)	$47,453	$2,399,924
Shares issued under share-based compensation plan	42	—	95	(42)	—	—	—	95
Issuance of common shares to treasury	—	—	—	867	—	—	—	—
Shares repurchased	(167)	—	—	167	(8,240)	—	—	(8,240)
Share-based compensation	—	—	10,484	—	—	—	—	10,484
Other comprehensive loss	—	—	—	—	—	(11,648)	—	(11,648)
Net income	—	—	—	—	—	—	188,257	188,257
Balance at December 31, 2014	21,579	217	2,371,390	1,698	(8,240)	(20,205)	235,710	2,578,872
Shares issued under share-based compensation plan	101	1	(537)	(101)	—	—	—	(536)
Shares repurchased	(559)	—	—	559	(21,760)	—	—	(21,760)
Share-based compensation	—	—	12,534	—	—	—	—	12,534
Other comprehensive loss	—	—	—	—	—	(3,285)	—	(3,285)
Net income	—	—	—	—	—	—	126,230	126,230
Balance at December 31, 2015	21,121	218	2,383,387	2,156	(30,000)	(23,490)	361,940	2,692,055
Shares issued under share-based compensation plan	63	1	(90)	(63)	—	—	—	(89)
Cancellation of treasury shares	—	(7)	(29,993)	(726)	30,000	—	—	—
Share-based compensation	—	—	7,094	—	—	—	—	7,094
Other comprehensive income	—	—	—	—	—	4,297	—	4,297
Net loss	—	—	—	—	—	—	(37,157)	(37,157)
Balance at December 31, 2016	21,184	$212	$2,360,398	1,367	$—	$(19,193)	$324,783	$2,666,200

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2016	2015	2014
Cash flow from operating activities:
Net income (loss)	$(37,157)	$126,230	$188,257
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	275,901	243,457	199,337
Amortization of deferred revenue	(67,053)	(86,276)	(109,208)
Amortization of deferred costs	13,945	25,951	51,173
Amortization of deferred financing costs	18,786	11,278	10,416
Amortization of debt discount	1,279	1,015	817
Write-off of unamortized deferred financing costs	—	5,965	—
Loss from construction contract rescission	—	38,084	—
Deferred income taxes	15,494	9,840	18,661
Share-based compensation expense	7,094	12,534	10,484
Gain on debt extinguishment	(36,233)	—	—
Changes in operating assets and liabilities:
Accounts receivable	73,428	62,977	(24,949)
Materials and supplies	2,564	(2,583)	(29,951)
Prepaid expenses and other assets	(29,276)	(10,840)	(56,493)
Accounts payable and accrued expenses	(24,843)	(18,712)	20,865
Deferred revenue	35,175	3,226	117,001
Net cash provided by operating activities	249,104	422,146	396,410
Cash flow from investing activities:
Capital expenditures	(52,625)	(181,458)	(1,136,205)
Net cash used in investing activities	(52,625)	(181,458)	(1,136,205)
Cash flow from financing activities:
Net proceeds (payments) from shares issued under share-based compensation plan	(89)	(536)	95
Proceeds from long-term debt	450,000	315,000	760,000
Payments on long-term debt	(110,832)	(581,083)	(41,833)
Payments for financing costs	(25,423)	(4,070)	(7,569)
Purchases of treasury shares	—	(21,760)	(7,227)
Net cash provided by (used in) financing activities	313,656	(292,449)	703,466
Increase (decrease) in cash and cash equivalents	510,135	(51,761)	(36,329)
Cash, cash equivalents and restricted cash, beginning of period	116,033	167,794	204,123
Cash, cash equivalents and restricted cash, end of period	$626,168	$116,033	$167,794

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1—Nature of Business

Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling contractor committed to being the preferred provider of offshore drilling services to the oil and natural gas industry through the use of high-specification floating rigs. Our primary business is to contract our high-specification floating rigs to drill wells for our clients.

Note 2—Significant Accounting Policies

Principles of Consolidation—Our consolidated financial statements include the accounts of Pacific Drilling S.A. and consolidated subsidiaries that we control by ownership of a majority voting interest and entities that meet the criteria for variable interest entities for which we are deemed to be the primary beneficiary for accounting purposes. We eliminate all intercompany transactions and balances in consolidation.

We are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), with Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech owns 51% of PIDWAL and PIDWAL has a 50.1% ownership interest in two of our rig holding subsidiaries, Pacific Bora Ltd. and Pacific Scirocco Ltd. PIDWAL’s interest in the rig holding subsidiaries is held through a holding company of PIDWAL, Pacific Drillship Nigeria Limited (“PDNL”). Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Likewise PIDWAL will not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. PIDWAL and PDNL are variable interest entities for which we are the primary beneficiary. Accordingly, we consolidate all interests of PIDWAL and PDNL and no portion of their operating results is allocated to the noncontrolling interest (see Note 15—Variable Interest Entities).

In addition to the joint venture agreement, we are a party to marketing and logistic services agreements with Derotech and an affiliated company of Derotech. During the years ended December 31, 2016, 2015 and 2014, we incurred fees of $8.7 million, $13.9 million and $16.6 million, respectively, under such agreements.

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

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Cash and Cash Equivalents—Cash equivalents are highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash.

Restricted Cash—Restricted cash consists primarily of balances pledged to the lenders under our debt agreement as cash collateral.

Accounts Receivable—We record trade accounts receivable at the amount we invoice our clients. We provide an allowance for doubtful accounts, as necessary, based on a review of outstanding receivables, historical collection information and existing economic conditions. We do not generally require collateral or other security for receivables. As of December 31, 2016 and 2015, we had no allowance for doubtful accounts.

Materials and Supplies—Materials and supplies held for consumption are carried at average cost, net of allowances for excess or obsolete materials and supplies of $7.3 million and $8.0 million as of December 31, 2016 and 2015, respectively.

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

We review property and equipment for impairment when events or changes in circumstances indicate that the carrying amounts of our assets held and used may not be recoverable. Potential impairment indicators include steep declines in commodity prices and related market conditions, actual or expected declines in rig utilization, increases in idle time or significant damage to the property and equipment that adversely affects the extent and manner of its use. We assess impairment using estimated undiscounted cash flows for the property and equipment being evaluated by applying assumptions regarding future operations, market conditions, dayrates, utilization and idle time. An impairment loss is recorded in the period if the carrying amount of the asset is not recoverable. During 2016, 2015 and 2014, there were no long-lived asset impairments.

Deferred Financing Costs—Deferred financing costs associated with long-term debt are carried at cost and are amortized to interest expense using the effective interest rate method over the term of the applicable long-term debt.

Foreign Currency Transactions—The consolidated financial statements are stated in U.S. dollars. We have designated the U.S. dollar as the functional currency for our foreign subsidiaries in international locations because we contract with clients, purchase equipment and finance capital using the U.S. dollar. Transactions in other currencies have been translated into U.S. dollars at the rate of exchange on the transaction date. Any gain or loss arising from a change in exchange rates subsequent to the transaction date is included as an exchange gain or loss. Monetary assets and liabilities denominated in currencies other than U.S. dollars are reported at the rates of exchange prevailing at the end of the reporting period. During 2016, 2015 and 2014, foreign exchange losses were $0.5 million, $3.6 million and $5.3 million, respectively, and recorded in other expense within our consolidated statements of operations.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Earnings per Share—Basic earnings per common share (“EPS”) is computed by dividing the net income by the weighted-average number of common shares outstanding for the period. Basic and diluted EPS are retrospectively adjusted for the effects of stock dividends or stock splits. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company. Anti-dilutive securities are excluded from diluted EPS. On May 24, 2016, shareholders at our Extraordinary General Meeting approved a 1-for-10 reverse stock split of our common shares (the “Reverse Stock Split”), which became effective on May 25, 2016. All share and per share information in the accompanying financial statements has been restated retroactively to reflect the Reverse Stock Split.

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

Derivatives—We apply cash flow hedge accounting to interest rate swaps that are designated as hedges of the variability of future cash flows. The derivative financial instruments are recorded in our consolidated balance sheets at fair value as either assets or liabilities. Changes in the fair value of derivatives designated as cash flow hedges, to the extent the hedge is effective, are recognized in accumulated other comprehensive income until the hedged item is recognized in earnings.

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

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

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

Recently Adopted Accounting Standards

Going Concern—On August 27, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40), which requires management to evaluate whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued for both annual and interim reporting periods. We adopted the standard effective for the year ended December 31, 2016 (see Note 18).

Debt Issuance Costs—On April 7, 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest (Subtopic 835-30) - Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. We adopted the standard effective January 1, 2016 on a retrospective basis, which resulted in the netting of our deferred financing costs against long-term debt balances on our consolidated balance sheets for the periods presented (see Note 5). Deferred financing costs related to our revolving credit facility were reclassified to prepaid expenses and other current assets, and other assets. The adoption had no impact on our operating results or cash flows for the current and prior periods.

Statement of Cash Flows—On August 26, 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), a consensus of the FASB’s Emerging Issues Task Force, which is intended to reduce diversity in practice in how certain transactions are classified in the statements of cash flows. On November 17, 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash, which requires entities to show the changes in total cash, cash equivalents, and restricted cash in the statement of cash flows. We adopted the standards effective for the year ended December 31, 2016 on a retrospective basis, which resulted in no reclassifications to prior periods. The adoption had no impact on our consolidated balance sheets or operating results.

Recently Issued Accounting Standards

Revenue Recognition—On May 28, 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard will replace most existing revenue recognition guidance under GAAP when it becomes effective. The standard will be effective for annual periods and interim periods beginning after December 15, 2017. Given the interaction with the accounting standards update related to Leases, we expect to adopt the updates concurrently, effective January 1, 2018, and we expect to apply the modified retrospective approach to our adoption. We are currently evaluating the requirements to determine the effect such requirements may have on our consolidated financial statements and related disclosures.

Deferred Taxes—On November 20, 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which requires all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The new guidance, however, does not change the existing requirement that only permits offsetting within a tax jurisdiction. We will adopt the standard prospectively for our annual and interim periods beginning January 1, 2017, which will result in the reclassification of our deferred tax balances from current to long-term on our consolidated balance sheets. As of December 31, 2016, our current deferred tax assets and current deferred tax liabilities were $2.5 million and $1.7 million, respectively.

Leases— On February 25, 2016, the FASB issued ASU 2016-02, Leases, which (a) requires lessees to recognize a right to use asset and liability for virtually all leases, and (b) updates previous accounting standards for lessors to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

The update, which permits early adoption, is effective for annual and interim periods beginning after December 15, 2018. Under the updated accounting standards, we believe that our drilling contracts may contain a lease component, and our adoption, therefore, may require that we separately recognize revenues associated with the lease and services components. Given the interaction with the accounting standards update related to revenue from contracts with customers, we expect to adopt the updates concurrently, effective January 1, 2018, and we expect to apply the modified retrospective approach to our adoption. Our adoption, and the ultimate effect on our consolidated financial statements, will be based on an evaluation of the contract-specific facts and circumstances, and such effect could introduce variability to the timing of our revenue recognition relative to current accounting standards. We are currently evaluating the requirements to determine the effect such requirements may have on our consolidated financial statements and related disclosures.

Share-based Payments—On March 30, 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which requires recognition of the income tax effects of equity awards in the income statement when the awards vest or are settled. The standard also allows employers to withhold shares upon settlement of an award for an amount up to the employees’ maximum individual tax rate in the relevant jurisdiction without resulting in liability classification of the award. The standard permits entities to make an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards. We will adopt the standard for our annual and interim periods beginning January 1, 2017. We do not expect the adoption of the standard to have a material effect on our consolidated financial statements and related disclosures.

Measurement of Credit Losses on Financial Instruments—On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. The new model will apply to: (1) loans, accounts receivable, trade receivables, and other financial assets measured at amortized cost, (2) loan commitments and certain other off-balance sheet credit exposures, (3) debt securities and other financial assets measured at fair value through other comprehensive income, and (4) beneficial interests in securitized financial assets. This update is effective for annual and interim periods beginning after January 1, 2020. We are currently evaluating the effect the standard may have on our consolidated financial statements and related disclosures.

Tax Accounting for Intra-Entity Asset Transfers—On October 24, 2016, the FASB issued ASU 2016-16, Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory, which requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transaction occurs as opposed to deferring tax consequences and amortizing them into future periods. This update is effective for annual and interim periods beginning after January 1, 2018 with early adoption permitted, and requires a modified retrospective approach with a cumulative-effect adjustment directly to retained earnings at the beginning of the period of adoption. We are currently evaluating the effect the standard may have on our consolidated financial statements and related disclosures.

Note 3—Property and Equipment

Property and equipment consists of the following:

	December 31,
	2016	2015
	(in thousands)
Drillships and related equipment	$5,891,860	$5,856,564
Other property and equipment	20,360	14,938
Property and equipment, cost	5,912,220	5,871,502
Accumulated depreciation	(1,002,347)	(727,946)
Property and equipment, net	$4,909,873	$5,143,556

During the years ended December 31, 2016, 2015 and 2014, we capitalized interest costs of $0,  $37.1 million and $62.1 million, respectively.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

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

On November 25, 2015, SHI formally commenced an arbitration proceeding against us in accordance with the Construction Contract. On November 30, 2015, we made demand under the third party refund guarantee accompanying the Construction Contract for the amount of our advance payments made under the Construction Contract, plus interest. Any payment under the refund guarantee is suspended until an award under the arbitration is obtained. We do not expect a resolution of this matter until 2018 (see Note 12).

As of December 31, 2016 and 2015, we owned $75.0 million in purchased equipment for the Pacific Zonda recorded in property and equipment, a majority of which remains on board the Pacific Zonda subject to return to us by SHI. During the year ended December 31, 2015, we incurred $2.0 million in crew costs directly associated with the Pacific Zonda subsequent to our rescission of the Construction Contract. The resulting net loss recognized in the year ended December 31, 2015 was $40.2 million, which is included in “loss from construction contract rescission” in our consolidated statements of operations.

Based on our assessment of the facts and circumstances of the rescission, we believe the recovery of the advance payments and accrued interest in the amount of $202.6 million is probable,  and is thus presented as a long-term receivable from SHI on our consolidated balance sheets.

Note 5—Debt

Debt consists of the following:

	December 31,
	2016	2015
	(in thousands)
Due within one year:
2017 Senior Secured Notes	$438,880	$—
2018 Senior Secured Term Loan B	7,500	7,500
Senior Secured Credit Facility	79,757	82,083
Less: unamortized deferred financing costs	(29,347)	(12,790)
Total current debt	496,790	76,793
Long-term debt:
2017 Senior Secured Notes	—	498,887
2018 Senior Secured Term Loan B	715,206	721,958
2013 Revolving Credit Facility	500,000	50,000
Senior Secured Credit Facility	697,569	775,000
2020 Senior Secured Notes	750,000	750,000
Less: unamortized deferred financing costs	(14,116)	(26,968)
Total long-term debt	2,648,659	2,768,877
Total debt	$3,145,449	$2,845,670

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

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

On October 5, 2016, the Company, PDV and the indenture trustee entered into an amendment to the indenture governing the 2017 Senior Secured Notes, which modified a covenant in the indenture to allow the Company or certain of its subsidiaries (other than PDV) to incur indebtedness in an amount calculated with reference to the number of vessels owned by the Company or any of its subsidiaries (including PDV), based on a formula prescribed in the indenture. This amendment aligns this provision with the same provision in the indenture governing the Company’s 2020 Senior Secured Notes (as defined below).  Following this amendment, the Company drew the remaining $215.0 million available under its 2013 Revolving Credit Facility (as defined below), which was previously limited by the secured debt incurrence covenant in the indenture governing the 2017 Senior Secured Notes.

During the year ended December 31, 2016, we repurchased $60.6 million of our 2017 Senior Secured Notes for a purchase price of $23.6 million plus accrued interest. We recorded the resulting gain, net of the corresponding unamortized deferred financing costs and debt discount, of $36.2 million, as a gain on debt extinguishment in our statements of operations.

Senior Secured Credit Facility

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

In 2015, we completed the final drawdown under this facility, resulting in a cumulative total drawdown of $985.0 million. We do not have any undrawn capacity on this facility as of December 31, 2016.

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

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Borrowings under (A) the Commercial Tranche bear interest at London Interbank Offered Rate (“LIBOR”) plus a margin of 3.75%, (B) the EKN sub-tranche bear interest, at our option, at (i) LIBOR plus a margin of 1.5% (which margin may be reset on May 31, 2019) or (ii) at a Commercial Interest Reference Rate of 2.37% and (C) the bank sub-tranche bear interest at LIBOR plus a margin of 1.5%. Borrowings under both sub-tranches are also subject to a guarantee fee of 2% per annum. Interest is payable quarterly. We have entered into interest rate swaps to hedge against fluctuations in LIBOR (see Note 10).

The Commercial Tranche matures on May 31, 2019. Loans made with respect to the Pacific Sharav under the GIEK Tranche mature on May 12, 2026. Loans made with respect to the Pacific Meltem under the GIEK Tranche mature on November 24, 2026. The GIEK Tranche contains a put option exercisable if the Commercial Tranche is not refinanced or renewed on or before February 28, 2019. If the GIEK Tranche put option is exercised, each SSCF Borrower must prepay, in full, the portion of all outstanding loans that relate to the GIEK Tranche, on or before May 31, 2019, without any premium, penalty or fees of any kind. The SSCF requires semiannual amortization payments of $39.9 million.

The SSCF requires compliance with certain affirmative and negative covenants that are customary for such financings. These include the following financial covenants:

•	Consolidated Tangible Net Worth: maintain at least $1.0 billion consolidated tangible net worth.
•

Maximum Leverage Ratio: maintain a net debt to EBITDA ratio no greater than 4.75 to 1.00 as of December 31, 2015 and increasing incrementally to 6.00 to 1.00 during the period from July 1, 2016 through December 31, 2017 (other than the fiscal quarters ending March 31, 2017 and June 30, 2017 as described below), and 4.00 to 1.00, thereafter.

•	Total Debt to Capitalization Ratio: maintain a ratio of not greater than 3.0 to 5.0 of total debt to total capitalization.
•

Loan to Rig Value Covenant: maintain loan to value of the vessels securing the SSCF to equal at least 125% of the outstanding SSCF balance as of each semi-annual valuation date (other than the valuation date originally scheduled for June 30, 2017).

•	Minimum Liquidity: maintain no less than $50.0 million in cash and cash equivalents.
•

Net Debt to Applicable Rigs ratio: maintain a net debt per rig ratio of not greater than $425.0 million through June 30, 2016 and decreasing incrementally to $360.0 million during the period from October 1, 2017 through December 31, 2017 (maintained at $400.0 million through June 30, 2017 as described below).

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

As of December 31, 2016, we had pledged $31.7 million as collateral to the SSCF lenders to comply with the loan to rig value covenant, which requires semi-annual broker valuations of the vessels securing the SSCF to equal at least 125% of the outstanding SSCF balance as of each valuation date. The pledged amount was classified as restricted cash on our consolidated balance sheets.

On January 20, 2017, we entered into Amendment No. 6 to the SSCF (the “SSCF Sixth Amendment”), which for the fiscal quarters ending on March 31, 2017 and June 30, 2017 (i) waives any breach of our obligation to comply with the Maximum Leverage Ratio covenant and (ii) amends the Net Debt to Applicable Rigs covenant to require us to maintain such ratio at no greater than $400.0 million per rig, which in each case is calculated on the last day of the applicable fiscal quarter under the SSCF. In addition, the SSCF Sixth Amendment waives the application of the loan to

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

rig value covenant in the SSCF on the next valuation date, June 30, 2017. Concurrently with the execution of the SSCF Sixth Amendment, we made a $76.0 million prepayment of the SSCF, in accordance with our obligation to maintain the loan to rig value covenant in the SSCF at the required level as at December 31, 2016, and we applied the cash collateral of $31.7 million to the next principal installments due in May 2017 under the SSCF. Following the SSCF Sixth Amendment, our outstanding balance under the SSCF was $669.7 million, with no undrawn capacity.

2020 Senior Secured Notes

On June 3, 2013, we completed a $750.0 million private placement of 5.375% senior secured notes due 2020 (the “2020 Senior Secured Notes”).

The 2020 Senior Secured Notes bear interest at 5.375% per annum, payable semiannually on June 1 and December 1, and mature on June 1, 2020.

The 2020 Senior Secured Notes are guaranteed by each of our subsidiaries that own the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana (the “Shared Collateral Vessels”), each of our subsidiaries that own or previously owned equity or similar interests in a Shared Collateral Vessel-owning subsidiary, and certain other of our subsidiaries that are parties to charters in respect of the Shared Collateral Vessels, and will be guaranteed by certain other future subsidiaries. The indenture for the 2020 Senior Secured Notes allows for the issuance of up to $100.0 million of additional notes provided no default is continuing and we are otherwise in compliance with all applicable covenants. The RCF Sixth Amendment (as defined below) currently restricts us from incurring additional secured debt.

The 2020 Senior Secured Notes are secured, on an equal and ratable, first priority basis, with the obligations under the Senior Secured Term Loan B (as defined below), the 2013 Revolving Credit Facility (as defined below) and certain future obligations, subject to payment priorities in favor of lenders under the 2013 Revolving Credit Facility pursuant to the terms of an intercreditor agreement (the “Intercreditor Agreement”), by liens on the Shared Collateral Vessels, a pledge of the equity of the entities that own the Shared Collateral Vessels, assignments of earnings and insurance proceeds with respect to the Shared Collateral Vessels, and certain other assets of the subsidiary guarantors (collectively, the “Shared Collateral”).

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

2018 Senior Secured Institutional Term Loan – Term Loan B

On June 3, 2013, we entered into a $750.0 million senior secured institutional term loan maturing 2018 (the “Senior Secured Term Loan B”). The Senior Secured Term Loan B bears interest, at our election, at either (1) LIBOR, which will not be less than a floor of 1% plus a margin of 3.5% per annum, or (2) a rate of interest per annum equal to (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% or (iii) 1% per annum above the one-month LIBOR, whichever is the highest rate in each case plus a margin of 2.5% per annum. Interest is payable quarterly. The Senior Secured Term Loan B requires quarterly amortization payments of $1.9 million and matures on June 3, 2018. We have entered into interest rate swaps to hedge against fluctuations in LIBOR (see Note 10).

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

The Senior Secured Term Loan B has an accordion feature that would permit additional loans to be extended so long as our total outstanding obligations in connection with the Senior Secured Term Loan B and the 2020 Senior Secured Notes do not exceed $1.7 billion. The RCF Sixth Amendment (as defined below) currently restricts us from incurring additional secured debt.

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

2013 Revolving Credit Facility

On June 3, 2013, we entered into a $500.0 million senior secured revolving credit facility maturing 2018, (as amended, the “2013 Revolving Credit Facility”). The 2013 Revolving Credit Facility is secured by the Shared Collateral and subject to the provisions of the Intercreditor Agreement. Prior to the RCF Sixth Amendment (as defined below), the 2013 Revolving Credit Facility permitted loans to be extended up to a maximum sublimit of $500.0 million and permitted letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $500.0 million overall facility limit.

Borrowings under the 2013 Revolving Credit Facility bear interest, at our option, at either (1) LIBOR plus a margin ranging from 3.25% to 3.75% based on our leverage ratio, or (2) a rate of interest per annum equal to (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% or (iii) 1% per annum above the one-month LIBOR, whichever is the highest rate in each case plus a margin ranging from 2.25% to 2.75%  per annum based on our leverage ratio. Undrawn commitments accrue a fee ranging from 1.3% to 1.5% per annum based on our leverage ratio. Interest is payable quarterly. Outstanding but undrawn letters of credit accrue a fee at a rate equal to the margin on LIBOR loans minus 1%. The 2013 Revolving Credit Facility matures on June 3, 2018.

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

The 2013 Revolving Credit Facility requires compliance with certain affirmative and negative covenants that are customary for such financings. These include the following financial covenants:

•

Maximum Leverage Ratio: maintain adjusted net debt to EBITDA ratio no greater than 4.75 to 1.00 as of December 31, 2015 and increasing incrementally to 6.00 to 1.00 during the period from July 1, 2016 through December 31, 2017 (other than the fiscal quarters ending March 31, 2017 and June 30, 2017, as described below), and 4.25 to 1.00, thereafter.

•	Minimum Liquidity: maintain no less than $100.0 million in cash and cash equivalents (including undrawn capacity for borrowings under the 2013 Revolving Credit Facility).

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

•

Net Debt to Applicable Rigs ratio: maintain a net debt per rig ratio of not greater than $425.0 million through June 30, 2016 and decreasing incrementally to $360.0 million during the period from October 1, 2017 through December 31, 2017 (maintained at $400.0 million through June 30, 2017, as described below).

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

On January 20, 2017, we entered into Amendment No. 6 to the 2013 Revolving Credit Facility (the “RCF Sixth Amendment”, and together with the SSCF Sixth Amendment, the “Sixth Amendments”), which for the fiscal quarters ending on March 31, 2017 and June 30, 2017 (i) waives any breach of our obligation to comply with the Maximum Leverage Ratio covenant and (ii) amends the Net Debt to Applicable Rigs covenant to require us to maintain such ratio at no greater than $400.0 million per rig, which in each case is calculated on the last day of the applicable fiscal quarter under the 2013 Revolving Credit Facility. In addition, the RCF Sixth Amendment restricts our ability to grant additional liens or refinance certain existing indebtedness until the earlier of (i) our election and compliance with the Maximum Leverage Ratio and Net Debt to Applicable Rigs covenants under the 2013 Revolving Credit Facility and (ii) publication of our financial results for the fiscal quarter ending September 30, 2017. In consideration for the RCF Sixth Amendment, we permanently repaid and cancelled commitments for $25.0 million under the 2013 Revolving Credit Facility. Following the RCF Sixth Amendment, our outstanding balance under the 2013 Revolving Credit Facility was $475.0 million, with no undrawn capacity.

Covenant Compliance

As of December 31, 2016, we were in compliance with all of our debt covenants. See Note 18 for further discussion on our future covenant compliance.

Maturities of Long-Term Debt

As of December 31, 2016, the aggregate maturities of our debt, including net unamortized discounts of $1.5 million, were as follows:

(in thousands)
Years ending December 31,
2017	$526,621
2018	1,296,007
2019	617,812
2020	750,000
2021	—
Thereafter	—
Total	$3,190,440

Note 6—Income Taxes

Pacific Drilling S.A., a holding company and Luxembourg resident, is subject to Luxembourg corporate income tax and municipal business tax at a combined rate of 29.2%. Qualifying dividend income and capital gains on the sale of qualifying investments in subsidiaries are exempt from Luxembourg corporate income tax and municipal business tax.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

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

Income (loss) before income taxes consists of the following:

	Years ended December 31,
	2016	2015	2014
	(in thousands)
Luxembourg	$190,849	$94,558	$36,783
United States	3,855	4,812	3,631
Other jurisdictions	(209,754)	55,731	193,463
Income (loss) before income taxes	$(15,050)	$155,101	$233,877

The components of income tax (provision) / benefit consists of the following:

	Years ended December 31,
	2016	2015	2014
	(in thousands)
Current income tax benefit (expense):
Luxembourg	$53	$(1,107)	$(979)
United States	(1,874)	(2,347)	(6,030)
Other foreign	(4,792)	(15,577)	(19,950)
Total current	$(6,613)	$(19,031)	$(26,959)
Deferred tax benefit (expense):
Luxembourg	$(2,893)	$(2,908)	$(1)
United States	(448)	(1,071)	4,281
Other foreign	(12,153)	(5,861)	(22,941)
Total deferred	$(15,494)	$(9,840)	$(18,661)
Income tax expense	$(22,107)	$(28,871)	$(45,620)

A reconciliation between the Luxembourg statutory rate of 29.2% for the years ended December 31, 2016, 2015 and 2014 and our effective tax rate is as follows:

	Years ended December 31,
	2016	2015	2014
Statutory rate	29.2%	29.2%	29.2%
Effect of tax rates different than the Luxembourg statutory tax rate	(13.2)%	(22.5)%	(27.6)%
Change in valuation allowance	(85.1)%	10.6%	10.2%
Changes in unrecognized tax benefits	(75.9)%	1.9%	10.1%
Equity based compensation shortfall	(7.0)%	1.4%	—%
Adjustments related to prior years	5.1%	(2.0)%	(2.4)%
Effective tax rate	(146.9)%	18.6%	19.5%

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

The components of deferred tax assets and liabilities consists of the following:

	December 31,
	2016	2015
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$26,190	$40,422
Depreciation and amortization	25,109	62,702
Accrued payroll expenses	9,471	7,662
Deferred revenue	5,744	8,851
Other	1,622	2,025
Deferred tax assets	68,136	121,662
Less: valuation allowance	(45,766)	(94,422)
Total deferred tax assets	$22,370	$27,240

Deferred tax liabilities:
Depreciation and amortization	$(7,465)	$(3,642)
Deferred expenses	(8,598)	(12,483)
Other	(1,083)	(1,817)
Total deferred tax liabilities	$(17,146)	$(17,942)

Net deferred tax assets	$5,224	$9,298

As of December 31, 2016 and 2015, the Company had gross deferred tax assets of $26.2 million and $40.4 million, respectively, related to loss carry forwards in various worldwide tax jurisdictions. The majority of the loss carry forwards have no expiration.

A valuation allowance for deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2016 and 2015, the valuation allowance for deferred tax assets was $45.8 million and $94.4 million, respectively. The decrease in our valuation allowance primarily resulted from the removal of the deferred tax asset and valuation allowance related to the excess of tax basis over book basis for certain of our drillships, as we believe it is remote that the benefit of the deferred tax asset will be realized.

We consider the earnings of certain of our subsidiaries to be indefinitely reinvested. Accordingly, we have not provided for taxes on these unremitted earnings. Should we make distributions from the unremitted earnings of these subsidiaries, we would be subject to taxes payable to various jurisdictions. At December 31, 2016, the amount of indefinitely reinvested earnings was approximately $40.7 million. If all of these indefinitely reinvested earnings were distributed, we would be subject to estimated taxes of approximately $2.0 million as of December 31, 2016.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. As of December 31, 2016, we had $34.0 million of unrecognized tax benefits which was included in other long-term liabilities on our consolidated balance sheets and would impact our consolidated effective tax rate if realized. To the extent we have income tax receivable balances available to utilize against amounts payable for unrecognized tax benefits, we have presented such receivable balances as a reduction to other long-term liabilities on our consolidated balance sheets. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2016 and 2015 is as follows:

	December 31,
	2016	2015
	(in thousands)
Balance, beginning of year	$24,914	$23,248
Increases in unrecognized tax benefits as a result of tax positions taken during prior years	—	1,327
Decreases in unrecognized tax benefits as a result of tax positions taken during prior years	—	(9,592)
Increases in unrecognized tax benefits as a result of tax positions taken during current year	9,113	9,931
Balance, end of year	$34,027	$24,914

Accrued interest and penalties totaled $4.8 million and $2.5 million as of December 31, 2016 and 2015, respectively, and were included in other long-term liabilities on our consolidated balance sheets. We recognized expense of $2.3 million, $1.2 million, and $1.0 million associated with interest and penalties during the years ended December 31, 2016, 2015 and 2014, respectively. Interest and penalties are included in income tax expense in our consolidated statements of operations.

The Company is subject to taxation in various U.S., foreign, and state jurisdictions in which it conducts business. Tax years as early as 2011 remain subject to examination. As of December 31, 2016, the Company has ongoing tax audits in Nigeria and Brazil.

Note 7—Shareholders’ Equity

In 2014, the Company’s shareholders approved, and the Board of Directors authorized, a share repurchase program for the repurchase of up to 0.8 million shares and up to $30.0 million. In 2015, we completed this repurchase program through cumulative buybacks of 0.7 million shares at an aggregate cost of $30.0 million. Repurchased shares of our common stock are held as treasury shares until they are reissued or retired.

On May 2, 2016, shareholders at our Extraordinary General Meeting approved the cancellation of 0.7 million treasury shares that we repurchased under our share repurchase program. We accounted for this non-cash transaction by netting the treasury shares at total cost of $30.0 million against the statutory share capital of the cancelled shares and additional paid-in capital. Upon cancellation, the cancelled shares were returned to authorized but unissued shares.

On May 24, 2016, shareholders at our Extraordinary General Meeting approved a 1-for-10 reverse stock split of our common shares. The Reverse Stock Split became effective and our common shares began trading on a split-adjusted basis as of the commencement of trading on May 25, 2016. On the effective date of the Reverse Stock Split, our shareholders received one new common share for every 10 common shares they owned. No fractional shares were issued in connection with the Reverse Stock Split; instead holders of fractional shares were paid in cash for any fractional interests, which was not material in the aggregate. All share and per share information in the accompanying financial statements has been restated retroactively to reflect the Reverse Stock Split.

As of December 31, 2016, the Company’s share capital consists of 5.0 billion common shares authorized, $0.01 par value per share, 22.6 million common shares issued and 21.2 million common shares outstanding of which approximately 70.8% is held by Quantum Pacific (Gibraltar) Limited.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Note 8—Share-Based Compensation

We recorded share-based compensation expense and related tax benefit within our consolidated statements of operations as follows:

	Years Ended December 31,
	2016	2015	2014
	(in thousands)
Operating expenses	$658	$4,650	$3,131
General and administrative expenses	6,436	7,884	7,353
Share-based compensation expense	7,094	12,534	10,484
Tax benefit (a)	(2,011)	(2,690)	(2,154)
Total	$5,083	$9,844	$8,330

(a)	The effects of tax benefits from share-based compensation expense are included within income tax expense in our consolidated statements of operations.

Stock Options

In 2011, the Board approved the creation of the Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (the “2011 Stock Plan”), which provides for issuance of common stock options, as well as share appreciation rights, restricted shares, restricted share units and other equity based or equity related awards to directors, officers, employees and consultants. The Board also resolved that 0.7 million common shares of Pacific Drilling S.A. be reserved and authorized for issuance pursuant to the terms of the 2011 Stock Plan. In 2014, the Board approved an amendment to the 2011 Stock Plan increasing the number of common shares reserved and available for issuance from 0.7 million to 1.6 million.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model utilizing the assumptions noted in the table below. Given the insufficient historical data available regarding the volatility of the Company’s traded share price, expected volatility of the Company’s share price does not solely provide a reasonable basis for estimating volatility. Instead, the expected volatility utilized in our Black-Scholes valuation model is based on the volatility of the Company’s traded share price for the period available following the initial public offering of our shares and the implied volatilities from the expected volatility of a representative group of our publicly listed industry peer group for prior periods. Additionally, given the lack of historical data available, the expected term of the options is calculated using the simplified method because the historical option exercise experience of the Company does not provide a reasonable basis for estimating expected term. Options granted generally vest 25% annually over four years, have a 10-year contractual term and will be settled in shares of our stock. The risk free interest rates are determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options.

During the year ended December 31, 2016, there were no options granted. During the years ended December 31, 2015 and 2014, the fair value of the options granted was calculated using the following weighted-average assumptions:

	2015	2014
	Stock Options	Stock Options
Expected volatility	40.9%	46.3%
Expected term (in years)	6.25	6.25
Expected dividends	—	—
Risk-free interest rate	1.7%	1.9%

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

A summary of option activity under the 2011 Stock Plan as of and for the year ended December 31, 2016 is as follows:

	Number of Shares Under Option	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)	(per share)	(in years)	(in thousands)
Outstanding — January 1, 2016	640	$74.02
Granted	—	—
Exercised	—	—
Cancelled or forfeited	(3)	36.40
Outstanding — December 31, 2016	637	$74.24	6.7	$—
Exercisable — December 31, 2016	395	$90.66	5.6	$—

The weighted-average grant date fair value of options granted during the years ended December 31, 2015 and 2014 was $14.90 and $51.00 per option, respectively.

During the years ended December 31, 2016, 2015 and 2014, there were 0,  0 and 8,500 options exercised, respectively. As of December 31, 2016, total compensation costs related to nonvested option awards not yet recognized was $2.8 million and was expected to be recognized over 1.9 years.

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

A summary of restricted stock units activity under the 2011 Stock Plan as of and for the year ended December 31, 2016 was as follows:

	Number of Restricted Stock Units	Weighted-Average Grant-Date Fair Value
	(in thousands)	(per share)
Nonvested — January 1, 2016	249	$53.90
Granted	418	5.29
Vested	(81)	59.57
Cancelled or forfeited	(6)	34.73
Nonvested — December 31, 2016	580	$18.14

The weighted-average grant-date fair value of restricted stock units granted was $36.40 and $100.60 per share for the years ended December 31, 2015 and 2014, respectively. The total grant-date fair value of the restricted stock units vested was $4.8 million, $9.7 million and $4.1 million for the years ended December 31, 2016, 2015 and 2014, respectively.

As of December 31, 2016, total compensation costs related to nonvested restricted stock units not yet recognized was $6.3 million and is expected to be recognized over a weighted-average period of 2.0 years.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Note 9—Earnings per Share

The following reflects the income and the share data used in the basic and diluted EPS computations:

	Years Ended December 31,
	2016	2015	2014
	(in thousands, except per share information)
Numerator:
Net income (loss), basic and diluted	$(37,157)	$126,230	$188,257
Denominator:
Weighted-average number of common shares outstanding, basic	21,167	21,145	21,722
Effect of share-based compensation awards	—	11	15
Weighted-average number of common shares outstanding, diluted	21,167	21,156	21,737
Earnings (loss) per share:
Basic	$(1.76)	$5.97	$8.67
Diluted	$(1.76)	$5.97	$8.66

The following table presents the share effects of share-based compensation awards excluded from our computations of diluted EPS as their effect would have been anti-dilutive for the periods presented:

	Years Ended December 31,
	2016	2015	2014
	(in thousands)
Share-based compensation awards	1,217	889	620

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

In 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR with a notional value of $712.5 million. The interest rate swap does not amortize and matures on December 3, 2017. On a quarterly basis, we pay a fixed rate of 1.56% and receive the maximum of 1% or three-month LIBOR.

In 2013, we also entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR with a notional value of $400.0 million. The interest rate swap does not amortize and matures on July 1, 2018. On a quarterly basis, we pay a fixed rate of 1.66% and receive three-month LIBOR.

In 2014, we entered into a series of foreign currency forward contracts as a cash flow hedge against future exchange rate fluctuations between the Euro and U.S. Dollar. We used the forward contracts to hedge Euro payments for forecasted capital expenditures. Upon settlement, we paid U.S. Dollars and received Euros at forward rates ranging from $1.25 to $1.27. As of December 31, 2016, the forward contracts were fully settled. As a result of settling the effective hedge for the years ended 2016 and 2015, we incurred net cash outflows of $1.8 million and $1.2 million, respectively, based on the prevailing Euro exchange rates and reclassified the amounts from accumulated other comprehensive income to property and equipment.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

The following table provides data about the fair values of derivatives that are designated as hedge instruments:

		December 31,
Derivatives Designated as Hedging Instruments	Balance Sheet Location	2016	2015
		(in thousands)
Short-term - Interest rate swaps	Accrued expenses	$(3,838)	$(5,899)
Long-term - Interest rate swaps	Other long-term liabilities	(84)	(238)
Short-term - Foreign currency forward contracts	Accrued expenses	—	(1,584)
Total		$(3,922)	$(7,721)

We have elected not to offset the fair value of derivatives subject to master netting agreements, but to report them on a gross basis on our consolidated balance sheets.

The following table summarizes the cash flow hedge gains and losses:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Other Comprehensive Income (“OCI”) for the Year Ended December 31,					Loss Reclassified from Accumulated OCI into Income for the Year Ended December 31,					Gain (Loss) Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing) for the Year ended December 31,
	2016		2015		2014	2016		2015		2014	2016		2015		2014
	(in thousands)
Interest rate swaps	$2,713		$(1,701)		$(11,085)	$8,798		$10,440		$7,737	$—		$—		$—
Foreign currency forward contracts	$1,584	$ -	$(1,584)	$ -	$(563)	$—	$ -	$—	$ -	$—	$—	$ -	$(296)	$ -	$—

As of December 31, 2016, the estimated amount of net losses associated with derivative instruments that would be reclassified from accumulated comprehensive loss to earnings during the next twelve months was $4.6 million. During the years ended December 31, 2016, 2015 and 2014, we reclassified $8.0 million, $9.6 million and $7.0 million to interest expense and $0.8 million, $0.8 million and $0.8 million to depreciation from accumulated other comprehensive income, respectively.

Note 11—Fair Value Measurements

We estimated fair value by using appropriate valuation methodologies and information available to management as of December 31, 2016 and 2015. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

The estimated fair value of accounts receivable, accounts payable and accrued expenses approximated their carrying value due to their short-term nature. It is not practicable to estimate the fair value of our receivable from SHI. It is also not practicable to estimate the fair value of our SSCF debt and 2013 Revolving Credit Facility. The following table presents the carrying value and estimated fair value of our other long-term debt instruments:

	December 31,
	2016		2015
	Carrying	Estimated Fair	Carrying	Estimated Fair
	Value	Value	Value	Value
	(in thousands)
2017 Senior Secured Notes	$438,880	$208,698	$498,887	$250,000
2018 Senior Secured Term Loan B	722,706	256,931	729,458	307,125
2020 Senior Secured Notes	750,000	270,000	750,000	322,500

We estimate the fair values of our variable-rate and fixed-rate debt using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

The following table presents the carrying value and estimated fair value of our financial instruments recognized at fair value on a recurring basis:

	December 31, 2016
		Fair Value Measurements Using
	Carrying
	Value	Level 1	Level 2	Level 3
Liabilities:	(in thousands)
Interest rate swaps	$(3,922)	—	$(3,922)	—

	December 31, 2015
		Fair Value Measurements Using
	Carrying
	Value	Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Interest rate swaps	$(6,137)	—	$(6,137)	—
Foreign currency forward contracts	(1,584)	—	$(1,584)	—

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

Note 12—Commitments and Contingencies

Operating Leases—We lease office space in countries in which we operate. As of December 31, 2016, the future minimum lease payments under the non-cancelable operating leases with lease terms in excess of one year was as follows:

(In thousands)
Years Ending December 31,
2017	$2,287
2018	2,196
2019	2,083
2020	2,121
2021	2,160
Thereafter	5,942
Total future minimum lease payments	$16,789

During the years ended December 31, 2016, 2015 and 2014, rent expense was $2.5 million, $3.0 million and $4.5 million, respectively.

Commitments—As of December 31, 2016, we had no material commitments.

Customs Bonds—As of December 31, 2016, we were contingently liable under certain customs bonds totaling approximately $145.0 million issued as security in the normal course of our business.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Contingencies—It is to be expected that we will routinely be involved in litigation and disputes arising in the ordinary course of our business.

On April 16, 2013, Transocean Offshore Deepwater Drilling, Inc. (“Transocean”) filed a complaint against us in the United States District Court for the Southern District of Texas alleging infringement of their dual activity patents, which was supplemented by an Amended Complaint filed on May 13, 2013. In its Amended Complaint, Transocean seeks relief in the form of a permanent injunction, compensatory damages, enhanced damages, court costs and fees. On May 31, 2013, we filed our Answer to the Amended Complaint and our Counterclaims seeking Declaratory Judgments that we do not infringe the asserted Transocean patents and that such patents are invalid and unenforceable. The trial was set for August 8, 2016; however, the Court has granted a stay of the litigation pending the resolution of three Inter Partes Reviews (“IPRs”) instituted by the U.S. Patent and Trademark Office (“PTO”) on March 28, 2016 with respect to the same three patents that are the subject of Transocean’s litigation against us. The PTO instituted the IPRs upon the petition of Seadrill Americas, Inc., Seadrill Gulf Operations Auriga, LLC, Seadrill Gulf Operations Vela, LLC and Seadrill Gulf Operations Neptune, LLC (collectively, “Seadrill”) based on a finding by the PTO that there is a reasonable likelihood that Seadrill will succeed in proving that at least one of the asserted claims of each of the Transocean patents is invalid. Resolution of the IPRs is expected by the end of March 2017. We do not believe that the ultimate liability, if any, resulting from this litigation will have a material adverse effect on our financial position, results of operations or cash flows.

On October 29, 2015, we exercised our right to rescind the Construction Contract with SHI for the drillship the Pacific Zonda due to SHI’s failure to timely deliver the drillship in accordance with the contractual specifications. SHI rejected our rescission, and on November 25, 2015, formally commenced an arbitration proceeding against us in London under the Arbitration Act 1996 before a tribunal of three arbitrators (as specified in the Construction Contract). SHI claims that we wrongfully rejected their tendered delivery of the drillship and seeks the final installment of the purchase price under the Construction Contract. On November 30, 2015, we made demand under the third party refund guarantee accompanying the Construction Contract for the amount of our advance payments made under the Construction Contract, plus interest. Any payment under the refund guarantee is suspended until an award under the arbitration is obtained. Pursuant to a mutually agreed scheduling order, SHI filed its claims submission on January 29, 2016. We responded with our defense and counterclaim on February 26, 2016 and, in addition to seeking repayment of our advance payments made under the Construction Contract, our counterclaim also seeks the return of our purchased equipment, or the value of such equipment, and damages for our wasted expenditures. SHI submitted their response to our defense and counterclaim on April 11, 2016, we filed our rejoinder on May 23, 2016 and SHI filed its sur-rejoinder on July 8, 2016. The pleadings and the disclosure phase of the arbitration proceeding are now complete, and the preparation of witness statements and expert reports is in process. A hearing for the arbitration proceeding has been set for February 5, 2018. We do not believe that the ultimate outcome resulting from this arbitration will have a material adverse effect on our financial position, results of operations or cash flows.

Note 13—Concentrations of Credit and Market Risk

Financial instruments that potentially subject the Company to credit risk are primarily cash equivalents, restricted cash and accounts receivable. At times, cash equivalents and restricted cash may be in excess of FDIC insurance limits. With regards to accounts receivable, we have an exposure from our concentration of clients within the oil and natural gas industry. This industry concentration has the potential to impact our exposure to credit and market risks as our clients could be affected by similar changes in economic, industry or other conditions. However, we believe that the credit risk posed by this industry concentration has been largely offset by the creditworthiness of our client base. During the years ended December 31, 2016, 2015 and 2014, the percentage of revenues earned from our clients was as follows:

	Years Ended December 31,
	2016	2015	2014
Chevron	77.1%	81.2%	67.4%
Total	22.9%	17.2%	17.3%
Petrobras	—%	1.6%	15.3%

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Some of our employees in Nigeria are represented by unions. As of December 31, 2016 and 2015, approximately 1% and 20% of our labor force was covered by collective bargaining agreements, all of which are subject to annual salary negotiation.

Note 14—Segments and Geographic Areas

Our drillships are part of a single, global market for contract drilling services and can be redeployed globally due to changing demands. We consider the operations of each of our drillships to be an operating segment. We evaluate the financial performance of each of our drillships and our overall fleet based on several factors, including revenues from clients and operating profit. The consolidation of our operating segments into one reportable segment is attributable to how we manage our fleet, including the nature of our services provided, type of clients we serve and the ability of our drillships to operate in a single, global market. The accounting policies of our operating segments are the same as those described in the summary of significant accounting policies (see Note 2).

As of December 31, 2016, the Pacific Bora and the Pacific Scirocco were located offshore Nigeria, and the Pacific Santa Ana and the Pacific Sharav were located offshore the United States. As of December 31, 2016, the Pacific Mistral and the Pacific Meltem were anchored at Aruba, and the Pacific Khamsin was anchored at Cyprus.

During the years ended December 31, 2016, 2015 and 2014, the percentage of revenues earned by geographic area, based on drilling location, is as follows:

	Years Ended December 31,
	2016	2015	2014
Gulf of Mexico	56.9%	38.1%	24.5%
Nigeria	43.1%	60.3%	60.2%
Brazil	—%	1.6%	15.3%

Note 15—Variable Interest Entities

The carrying amounts associated with our consolidated variable interest entities, after eliminating the effect of intercompany transactions, were as follows:

	December 31,
	2016	2015
	(in thousands)
Assets	$10,020	$17,612
Liabilities	(2,247)	(19,250)
Net carrying amount	$7,773	$(1,638)

PIDWAL is a joint venture formed to provide drilling services in Nigeria and to hold an equity investment in PDNL. PDNL is a company owned by us and PIDWAL, formed to hold the equity investments in certain of our rig-owning entities operating in Nigeria. We determined that each of these companies met the criteria of a variable interest entity for accounting purposes because its equity at risk was insufficient to permit it to carry on its activities without additional subordinated financial support from us. We also determined that we were the primary beneficiary for accounting purposes since (a) for PIDWAL, we had the power to direct the day-to-day management and operations of the entity, and for PDNL we had the power to secure and direct its equity investment, which are the activities that most significantly impact each entity’s economic performance, and (b) we had the obligation to absorb losses or the right to receive a majority of the benefits that could be potentially significant to the variable interest entities. As a result, we consolidate PIDWAL and PDNL in our consolidated financial statements.

During the years ended December 31, 2016 and 2015, we provided financial support to PIDWAL to enable it to operate as a going concern by funding its working capital via intercompany loans and payables. We also issued corporate guarantees in the amount of $145.0 million in customs bonds issued as credit support for temporary import bonds issued in favor of PIDWAL as of December 31, 2016.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

During the years ended December 31, 2016 and 2015, we provided financial support to PDNL to fund its equity investment in our rig-owning entities operating in Nigeria via intercompany loans. Both the equity investment and intercompany loans of PDNL are eliminated upon consolidation.

Note 16—Retirement Plans

Pacific Drilling sponsors a defined contribution retirement plan covering substantially all U.S. employees and an international savings plan covering international employees. During the years ended December 31, 2016, 2015 and 2014, our total employer contributions to both plans amounted to $4.1 million, $7.0 million and $6.9 million, respectively.

Note 17—Supplemental Cash Flow Information

During the years ended December 31, 2016, 2015 and 2014, we paid $169.8 million, $164.5 million and $135.4 million of interest, net of amounts capitalized, respectively. During the years ended December 31, 2016, 2015 and 2014, we paid income taxes of $12.3 million, $27.2 million, and $31.7 million, respectively.

Within our consolidated statements of cash flows, capital expenditures represent expenditures for which cash payments were made during the period. These amounts exclude accrued capital expenditures, which are capital expenditures that were accrued but unpaid. During the years ended December 31, 2016, 2015 and 2014, changes in accrued capital expenditures were $(9.0) million, $9.9 million and $(23.9) million, respectively.

During the years ended December 31, 2016, 2015 and 2014, non-cash amortization of deferred financing costs and accretion of debt discount totaling $0,  $3.5 million and $5.1 million were capitalized to property and equipment, respectively. Accordingly, these amounts are excluded from capital expenditures in our consolidated statements of cash flows for the years ended December 31, 2016, 2015 and 2014.

During the year ended December 31, 2016, we cancelled 0.7 million treasury shares that we repurchased under our share repurchase program. We accounted for this non-cash transaction by netting the treasury shares at total cost of $30.0 million against the statutory share capital of the cancelled shares and additional paid-in capital.

Note 18—Liquidity

Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs and debt repayments. Primary sources of funds for our short-term liquidity needs are expected to be our cash flow generated from operating activities and existing cash, cash equivalents and restricted cash balances. At December 31, 2016, we had $586.0 million of cash and cash equivalents and $40.2 million of restricted cash.  On January 20, 2017, in connection with the Sixth Amendments, we paid a total of $133.7 million to our lenders.  We do not have additional borrowing capacity under our 2013 Revolving Credit Facility or SSCF, and the RCF Sixth Amendment restricts our ability to incur additional secured debt.

Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development by our current and potential customers on a global basis while at the same time supply of available high specification drillships has increased, which in turn has negatively affected our revenue, profitability and cash flows. As a result, we are engaged in discussions with all of our stakeholders, including our bank lenders under the 2013 Revolving Credit Facility and the SSCF (the “Lenders”) and an ad hoc group of holders of our capital markets indebtedness (the “Ad Hoc Group”), regarding a restructuring of the Company’s existing capital structure to be sustainable in the longer term.

As discussed in Note 5, the Sixth Amendments modify or waive application of certain financial covenants for the fiscal quarters ending on March 31, 2017 and June 30, 2017. However, if current market conditions persist, we expect that we will be in violation of the maximum leverage ratio covenant in our 2013 Revolving Credit Facility and our SSCF for the fiscal quarter ending on September 30, 2017. If we are unable to obtain waivers of such covenants or amendments to the debt agreements, such covenant default would entitle the Lenders to declare all outstanding amounts

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

under such debt agreements to be immediately due and payable. Such acceleration would also trigger the cross-default provisions of our 2017 Senior Secured Notes, the Senior Secured Term Loan B and the 2020 Senior Secured Notes.

If we are unable to refinance our 2017 Senior Secured Notes prior to their maturity in December 2017 or complete a restructuring and current market conditions persist, the Company may not have sufficient liquidity to meet its debt obligations over the next year following the date of the issuance of these financial statements.  As such, this condition gives rise to substantial doubt about the Company’s ability to continue as a going concern.

As a result, we, with the assistance of our advisors, are evaluating various alternatives to address our liquidity and capital structure, which may include a private restructuring or a negotiated restructuring of our debt under the protection of Chapter 11 of the U.S. Bankruptcy Code. We are currently negotiating with the Lenders and the Ad Hoc Group in order to reach terms acceptable to all stakeholders for a restructuring. If such negotiations do not result in completion of the restructuring, we may be forced to seek a reorganization under Chapter 11 of the U.S. Bankruptcy Code.

As there can be no assurance given that these negotiations will be successfully concluded, there exists substantial doubt about the Company’s ability to continue as a going concern over the next year following the date of the issuance of these financial statements.

Note 19—Subsequent Events

On January 20, 2017, we entered into the SSCF Sixth Amendment for the SSCF and the RCF Sixth Amendment for the 2013 Revolving Credit Facility (see Note 5).