Form 20-F
period 2017-12-31
PACIFIC DRILLING S.A.
filed 2018-04-02
CIK 1517342

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Securities registered or to be registered pursuant to Section 12(b) of the Act. None.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class
Common shares, $0.01 par value per share

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2017, there were 21,338,602 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†  The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item  17  ☐  Item  18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐  No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐  No  ☐

FORWARD-LOOKING STATEMENTS

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

Any forward-looking statements contained in this annual report should not be relied upon as predictions of future events as no assurance can be given that the expectations expressed in any forward-looking statements will prove to be correct. You should thoroughly read this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are, in certain instances, included with such forward-looking statements and Item 3.D., “Risk Factors” in this annual report. Additionally, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A. SELECTED FINANCIAL DATA

On November 12, 2017 (the “Petition Date”), Pacific Drilling S.A. and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions (the “Bankruptcy Petitions”) for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).  See Note 2 to our consolidated financial statements for additional information.

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

Set forth below are (i) selected historical consolidated financial data as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, which have been derived from our audited consolidated financial statements included elsewhere in this annual report, and (ii) selected historical consolidated financial data as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013, which have been derived from our audited consolidated financial statements not included in this annual report.

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands, except per share information)
Statement of operations data:
Revenues
Contract drilling	$319,716	$769,472	$1,085,063	$1,085,794	$745,574

Costs and expenses
Operating expenses	(244,089)	(290,038)	(431,261)	(459,617)	(337,277)
General and administrative expenses	(87,134)	(63,379)	(55,511)	(57,662)	(48,614)
Depreciation expense	(278,949)	(275,901)	(243,457)	(199,337)	(149,465)
	(610,172)	(629,318)	(730,229)	(716,616)	(535,356)
Loss from construction contract rescission	—	—	(40,155)	—	—
Operating income (loss)	(290,456)	140,154	314,679	369,178	210,218
Other income (expense)
Interest expense	(178,983)	(189,044)	(156,361)	(130,130)	(132,211)
Write-off of deferred financing costs	(30,846)	—	—	—	—
Gain (loss) on debt extinguishment	—	36,233	—	—	(28,428)
Reorganization items	(6,474)	—	—	—	—
Other expense	(5,544)	(2,393)	(3,217)	(5,171)	(1,554)
Income (loss) before income taxes	(512,303)	(15,050)	155,101	233,877	48,025
Income tax expense	(12,863)	(22,107)	(28,871)	(45,620)	(22,523)
Net income (loss)	$(525,166)	$(37,157)	$126,230	$188,257	$25,502

Earnings (loss) per common share, basic(1)	$(24.64)	$(1.76)	$5.97	$8.67	$1.18
Weighted-average number of common shares, basic(1)	21,315	21,167	21,145	21,722	21,696
Earnings (loss) per common share, diluted(1)	$(24.64)	$(1.76)	$5.97	$8.66	$1.17
Weighted-average number of common shares, diluted(1)	21,315	21,167	21,156	21,737	21,742

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Balance sheet data:
Cash, cash equivalents and restricted cash	$317,448	$626,168	$116,033	$167,794	$204,123
Property and equipment, net	4,652,001	4,909,873	5,143,556	5,431,823	4,512,154
Total assets(2)	5,362,961	5,998,207	5,792,720	6,028,080	5,101,654
Long-term debt(3)	3,043,967	3,145,449	2,845,670	3,101,021	2,368,451
Shareholders’ equity	2,151,801	2,666,200	2,692,055	2,578,872	2,399,924

(1)	Share and per share data for the years ended December 31, 2015, 2014, and 2013 have been restated to reflect a 1-for-10 reverse stock split in May 2016.
(2)

Total assets for the years ended December 31, 2014 and 2013 have been adjusted to reflect the retrospective adoption of an accounting standard, which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset.

(3)	Includes current maturities of long-term debt, net of debt issuance costs. Debt balances as of December 31, 2017 are presented within liabilities subject to compromise on the balance sheet.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

An investment in our common shares or debt securities involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this annual report, before making an investment in our common shares or debt securities. Any of the risk factors described below could significantly and negatively affect our financial position, results of operations or cash flows. In addition, these risks represent important factors that can cause our actual results to differ materially from those anticipated in our forward-looking statements.

Risks Related to Our Bankruptcy Proceedings

We are subject to the risks and uncertainties associated with our Chapter 11 proceedings.

On the Petition Date, the Debtors filed the Bankruptcy Petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court.  As a consequence of our filing the Bankruptcy Petitions, our operations and our ability to develop and execute our business plan, and our continuation as a going concern, will be subject to the risks and uncertainties associated with bankruptcy. These risks include the following:

• our ability to confirm and consummate a plan of reorganization with respect to the Chapter 11 proceedings;

• our ability to obtain court approval with respect to motions filed in Chapter 11 proceedings from time to time;

• the high costs of bankruptcy proceedings and related fees;

• our ability to obtain sufficient financing to allow us to emerge from bankruptcy and execute our business plan post-emergence, and our ability to comply with terms and conditions of that financing;

• our ability to maintain our relationships with our vendors, suppliers, service providers, customers, and other third parties, and with our directors, officers and employees;

• our ability to maintain contracts that are critical to our operations on reasonably acceptable terms and conditions;

• our ability to execute our business plan in the current depressed commodity price environment;

•  our ability to attract, motivate and retain key employees;

• the ability of third parties to seek and obtain court approval to terminate contracts and other agreements with us;

• the possibility that the Chapter 11 proceedings will disrupt or impede our domestic and international operations;

• the ability of third parties to seek and obtain court approval to terminate or shorten the exclusivity period for us to propose and confirm a Chapter 11 plan, to appoint a Chapter 11 trustee, or to convert the Chapter 11 proceedings to Chapter 7 liquidation proceedings; and

• the actions and decisions of our creditors and other third parties who have interests in our Chapter 11 proceedings that may be inconsistent with our plans.

Any delays in our Chapter 11 proceedings increase the risks of our inability to reorganize our business and emerge from bankruptcy and may increase our costs associated with the bankruptcy process.

These risks and uncertainties could affect our business and operations in various ways. For example, negative publicity associated with the Chapter 11 proceedings could adversely affect our relationships with our vendors, suppliers, service providers, customers, employees and other third parties, which in turn could adversely affect our operations and financial condition. In particular, critical suppliers, providers of letters of credit, surety bonds or similar instruments, vendors and customers may determine not to do business with us due to our Chapter 11 proceedings. Also, during the pendency of the Chapter 11 proceedings, we will need the prior approval of the Bankruptcy Court for transactions outside the ordinary course of business, which may limit our ability to respond timely to certain events or take advantage of certain opportunities. Additionally, losses of key personnel or erosion of employee morale could have a material adverse effect on our ability to meet customer expectations, thereby adversely affecting our business and results of operations. The failure to retain or attract and maintain members of our management team, and other key personnel could impair our ability to execute our strategy and implement operational initiatives, thereby having a material adverse effect on our financial condition and results of operations. Because of the risks and uncertainties associated with a voluntary filing for relief under Chapter 11 of the Bankruptcy Code and the related proceedings, we cannot accurately predict or quantify the ultimate impact that events that occur during our Chapter 11 proceedings may have on our business, financial condition and results of operations, and there is no certainty as to our ability to continue as a going concern.

Additionally, so long as the Chapter 11 proceedings continue, we will be required to incur significant costs for professional fees and other expenses associated with the administration of the Chapter 11 proceedings. The Chapter 11 proceedings may also require us to seek debtor-in-possession financing to fund operations. If we are unable to obtain such financing on favorable terms or at all, our chances of successfully reorganizing our business may be seriously jeopardized, the likelihood that we instead will be required to liquidate our assets may be enhanced, and, as a result, our common shares and debt instruments could become further devalued or become worthless.

Furthermore, we cannot predict the ultimate amount of all settlement terms for the liabilities that will be subject to a plan of reorganization. Even once a plan of reorganization is approved and implemented, our operating results may be adversely affected by the possible reluctance of prospective lenders and other counterparties to do business with a company that recently emerged from Chapter 11 proceedings.

We may not be able to obtain confirmation of a Chapter 11 plan of reorganization.

To emerge successfully from Bankruptcy Court protection as a viable entity, we must meet certain statutory requirements with respect to adequacy of disclosure regarding a plan of reorganization, solicit and obtain the requisite acceptances of such plan, demonstrate the feasibility of such plan to the Bankruptcy Court by a preponderance of the evidence and fulfill other statutory conditions for confirmation of such plan, which have not occurred to date. The confirmation process can be subject to numerous, unanticipated potential delays.  There can also be no assurance that a plan of reorganization will be approved by the Bankruptcy Court, so we urge caution with respect to existing and future investments in our securities.

The success of any reorganization will depend on approval by the Bankruptcy Court and the willingness of existing creditors to agree to the exchange or modification of their claims as will be outlined in a plan of reorganization, and there can be no guarantee of success with respect to a plan of reorganization. We may receive objections to confirmation of any plan of reorganization from various stakeholders in the Chapter 11 proceedings. We cannot predict the impact that any objection to or third party motion during the Chapter 11 proceedings may have on a Bankruptcy Court’s decision to confirm a plan of reorganization or our ability to complete a plan of reorganization. Any objection may cause us to devote significant resources in response which could materially and adversely affect our business, financial condition and results of operations.

If a plan of reorganization is not confirmed by the Bankruptcy Court, it is unclear whether we would be able to reorganize our business and what, if any, distributions holders of claims against us, including holders of our secured and unsecured debt and equity, would ultimately receive with respect to their claims. There can be no assurance as to whether we will successfully reorganize and emerge from the Chapter 11 proceedings or, if we do successfully reorganize, as to when we would emerge from Chapter 11 proceedings.  If no plan of reorganization can be confirmed, or the Bankruptcy Court finds that it would be in the best interest of creditors and/or the Debtors, the Bankruptcy Court may convert our Chapter 11 proceedings to cases under Chapter 7 of the Bankruptcy Code. In such event, a Chapter 7 trustee would be appointed or elected to liquidate the Debtors’ assets for distribution in accordance with the priorities established by the Bankruptcy Code. The Debtors believe that liquidation under Chapter 7 would result in significantly smaller distributions being made to the Debtors’ creditors than those provided for in a Chapter 11 plan of reorganization because of (i) the likelihood that the assets would have to be sold or otherwise disposed of in a disorderly fashion over a short period of time rather than reorganizing or selling in a controlled manner the Debtors’ businesses as a going concern, (ii) additional administrative expenses involved in the appointment of a Chapter 7 trustee, and (iii) additional expenses and claims, some of which would be entitled to priority, that would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of operations.

Upon emergence from a filing of voluntary relief under Chapter 11 of the Bankruptcy Code, our historical financial information may not be indicative of our future financial performance.

Our capital structure may be significantly altered under a plan of reorganization. Under fresh-start reporting rules that may apply to us upon the effective date of the plan of reorganization, our assets and liabilities would be adjusted to fair values and our accumulated deficit would be restated to zero. Accordingly, if fresh-start reporting rules apply, our financial condition and results of operations following our emergence from the Chapter 11 proceedings would not be comparable to the financial condition and results of operations reflected in our historical financial statements. Further, a plan of reorganization could materially change the amounts and classifications reported in our consolidated historical financial statements, which do not give effect to any adjustments to the carrying value of assets or amounts of liabilities that might be necessary as a consequence of confirmation of a plan of reorganization.

The pursuit of the Chapter 11 proceedings have consumed, and will continue to consume, a substantial portion of the time and attention of our management, which may have an adverse effect on our business and results of operations, and we may face increased levels of employee attrition.

It is impossible to predict with certainty the amount of time that we could spend in bankruptcy or to assure parties in interest that a plan of reorganization will be confirmed. The Chapter 11 proceedings may involve additional expense and our management will be required to spend a significant amount of time and effort focusing on the proceedings. This diversion of attention may materially adversely affect the conduct of our business and, as a result, our financial condition and results of operations, particularly if the Chapter 11 proceedings are protracted.

During the pendency of the Chapter 11 proceedings, our employees will face considerable distraction and uncertainty, and we may experience increased levels of employee attrition. A loss of key personnel or material erosion of employee morale could have a material adverse effect on our ability to effectively, efficiently and safely conduct our business, and could impair our ability to execute our strategy and implement operational initiatives, thereby having a material adverse effect on our business and on our financial condition and results of operations.

We have substantial liquidity needs and may not be able to obtain sufficient liquidity to confirm a plan of reorganization and exit bankruptcy.

Although we have lowered our capital budget and reduced the scale of our operations significantly, our business remains capital intensive. In addition to the cash requirements necessary to fund ongoing operations, we have incurred significant professional fees and other costs in connection with the restructuring and expect that we will continue to incur significant professional fees and costs throughout the Chapter 11 proceedings. There are no assurances that our current liquidity is sufficient to allow us to satisfy our obligations related to the Chapter 11 proceedings, to proceed with the confirmation of a Chapter 11 plan of reorganization and to emerge from bankruptcy. We can provide no assurance that we will be able to secure additional interim financing or exit financing sufficient to meet our liquidity needs.

Our liquidity, including our ability to meet our ongoing operational obligations, is dependent upon, among other things: (i) our ability to comply with the terms and conditions of the cash management order entered by the Bankruptcy Court in connection with our Chapter 11 proceedings, (ii) our ability to maintain adequate cash on hand, (iii) our ability to generate cash flow from operations, (iv) our ability to confirm and consummate a Chapter 11 plan of reorganization and (v) the cost, duration and outcome of the Chapter 11 proceedings.

Any Chapter 11 plan of reorganization that we may implement will be based in large part upon assumptions and analyses developed by us. If these assumptions and analyses prove to be incorrect, our plan may be unsuccessful in its execution.

Any plan of reorganization we may implement could affect our capital structure and the ownership, structure and operation of our business and will reflect assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we consider appropriate under the circumstances. Whether actual future results and developments will be consistent with our expectations and assumptions depends on a number of factors, including but not limited to: (i) our ability to change substantially our capital structure, (ii) our ability to obtain adequate liquidity and access financing sources, (iii) our ability to maintain customers’ confidence in our viability as a continuing entity and to attract and retain sufficient business from them, (iv) our ability to retain key employees and (v) the overall strength and stability of general economic conditions of the financial and oil and gas industries, both in the U.S. and in global markets. The failure of any of these factors could materially adversely affect the successful reorganization of our business.

In addition, any Chapter 11 plan of reorganization will rely upon financial projections, including with respect to revenues, EBITDA, capital expenditures, debt service and cash flow. Financial forecasts are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of these financial forecasts will not be accurate. In our case, the forecasts will be even more speculative than normal, because they may involve fundamental changes in the nature of our capital structure. Accordingly, we expect that our actual financial condition and results of operations will differ, perhaps materially, from what we have anticipated. Consequently, there can be no assurance that the results or developments contemplated by any plan of reorganization we may implement will occur or, even if they do occur, that they will have the anticipated effects on us and our subsidiaries or our business or operations. The failure of any such results or developments to materialize as anticipated could materially adversely affect the successful execution of any plan of reorganization.

We may be subject to claims that will not be discharged in our Chapter 11 proceedings, which could have a material adverse effect on our financial condition and results of operations.

The Bankruptcy Code provides that the confirmation of a Chapter 11 plan of reorganization discharges a debtor from substantially all debts arising prior to confirmation. With few exceptions, all claims that arose prior to confirmation of the plan of reorganization: (i) would be subject to compromise and/or treatment under the plan of reorganization and (ii) would be discharged in accordance with the Bankruptcy Code and the terms of the plan of reorganization. Any claims not ultimately discharged through a Chapter 11 plan of reorganization could be asserted against the reorganized entities and may have an adverse effect on our business and our financial condition and results of operations on a post-reorganization basis.

Even if a Chapter 11 plan of reorganization is consummated, we may not be able to achieve our stated goals and continue as a going concern.

Even if a Chapter 11 plan of reorganization is consummated, we will continue to face a number of risks, including further deterioration in commodity prices or other changes in economic conditions, changes in our industry, changes in demand for oil and gas and increasing expenses. Accordingly, we cannot guarantee that a Chapter 11 plan of reorganization will achieve our stated goals.

Furthermore, even if our debts are reduced or discharged through a plan of reorganization, we may need to raise additional funds through public or private debt or equity financing or other various means to fund our business after the completion of our Chapter 11 proceedings. Our access to additional financing is, and for the foreseeable future will likely continue to be, limited, if it is available at all. Therefore, adequate funds may not be available when needed or may not be available on favorable terms, if they are available at all.

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

Declines in oil and gas prices for an extended period of time, and market expectations of continued lower oil prices, have negatively affected and could continue to negatively affect our business in the offshore drilling sector. Sustained periods of low oil prices have resulted in and could continue to result in reduced exploration and drilling. These commodity price declines have an effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling units of all generations and technical specifications being idle for periods of time. As a result of the low commodity prices, exploration and production companies have significantly reduced capital spending over the last few years, leading to a current oversupply of drilling rigs. These developments have exerted negative pricing pressure on our market. We cannot accurately predict the future level of demand for our services or future conditions in the oil and gas industry. The decrease in exploration, development or production expenditures by oil and gas companies, and any further decreases, could lead to further reductions in our revenues and materially harm our business and results of operations.

Failure to secure drilling contracts for our drillships could have a material adverse effect on our financial position, results of operations or cash flows.

We do not currently have drilling contracts for five of our seven drillships, the Pacific Bora,  the Pacific Scirocco, the Pacific Meltem, the Pacific Mistral or the Pacific Khamsin. In addition, the contract for the Pacific Santa Ana is of limited duration. Our ability to obtain drilling contracts for these drillships will depend on market conditions and our clients’ drilling programs. We may not be able to secure contracts for these drillships on favorable terms, or at all. The new contracts we have recently obtained have been for significantly shorter terms and lower dayrates than the prior contracts.  Our failure to secure drilling contracts for our uncontracted drillships or currently operating drillships after the expiration of existing contracts could have a material adverse effect on our financial position, results of operations or cash flows.

An oversupply of rigs competing with our rigs could continue to depress the demand and contract prices for our floating rigs and could adversely affect our financial position, results of operations or cash flows and our ability to confirm a plan of reorganization in our Chapter 11 proceedings.

There are numerous high-specification floating rigs currently available for drilling services in the industry worldwide. We estimate there are approximately 45 to 50 high-specification floating rigs without firm contracts and available for drilling services in 2018. Additionally, we estimate that approximately 13 high-specification floating rigs are scheduled for delivery between January 1, 2018 and the end of 2018, at least seven of which are without firm contracts. The current oversupply of high-specification floating rigs has led to a significant reduction in dayrates and lower utilization and such dayrates may continue to decline. Lower utilization and dayrates could require us to enter into lower dayrate contracts or to idle or stack more of our drillships, which could have a material adverse effect on our business prospects, financial condition, liquidity, and results of operations and our ability to confirm a plan of reorganization in our Chapter 11 proceedings.

We have a small fleet and rely on a limited number of clients. The loss of any client or significant downtime on any drillship attributable to unplanned maintenance, repairs or other factors could adversely affect our financial position, results of operations or cash flows.

As a result of our relatively small fleet of drillships, we anticipate revenues will depend on contracts with a limited number of clients. One of our operating drillships, the Pacific Sharav, is working for a subsidiary of Chevron Corporation (“Chevron”). The Pacific Santa Ana is working for a subsidiary of Petronas.

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

As of March 23, 2018, we had a contract backlog on the Pacific Santa Ana and the Pacific Sharav of approximately $333.0 million. We calculate our contract backlog by multiplying the contractual dayrate by the number of days committed under the contracts (excluding options to extend), assuming full utilization, and also including mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contracts. For a well-by-well contract, we calculate the contract backlog by estimating the expected number of remaining days to drill the firm wells committed. The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the tables provided in Item 4, “Business Overview—Contract Backlog” of this annual report due to various factors, including unplanned downtime and maintenance projects and other factors. We may not be able to realize the full amount of our contract backlog due to events beyond our control. In addition, some of our clients may experience liquidity issues, which could worsen if commodity prices remain low or decrease further for an extended period of time. Liquidity issues could lead our clients to seek to repudiate, cancel or renegotiate these agreements for various reasons, as described under “—Our drilling contracts may be terminated early in certain circumstances” below. Our inability to realize the full amount of our contract backlog could have a material adverse effect on our financial position, results of operations or cash flows.

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

Our operating expenses and maintenance costs depend on a variety of factors including crew costs, provisions, equipment, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control. During periods in which a rig is idle, we may decide to “smart stack” the rig, which means the rig is maintained with a reduced level of crew to be ready to ramp up to operational status for redeployment within a three-month time frame. During periods in which multiple rigs are idle, we may decide to “modified smart stack” the rigs, which means the idle rigs are maintained as a group with one rig providing the power source for the other rigs, which have no crew onboard and require a longer time frame for redeployment. As a result of smart stacking and modified smart stacking, our operating expenses are less than if the rig remained active; however, reductions in costs may not be immediate and we may not be able to realize the costs savings anticipated.

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

The market value of our current drillships may decrease, which could cause us to take accounting charges or to incur losses if we decide to sell them following a decline in their values.

If the offshore contract drilling industry continues to suffer adverse developments, the fair market values of our drillships may decline. The fair market values of the drillships we currently own or may acquire in the future may increase or decrease depending on a number of factors, many of which are beyond our control, including the general economic and market conditions affecting the oil and gas industry and the possible corresponding adverse effect on the level of offshore drilling activity.

Any such deterioration in the market values of our drillships could require us to record an impairment charge in our financial statements, which could adversely affect our results of operations. If we sell any of our drillships when prices for such drillships have fallen, the sale may be at less than such drillship’s carrying amount on our financial statements, resulting in a loss.

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

Catastrophic events resulting in the release of oil or other contaminants offshore have heightened environmental and regulatory concerns about the oil and natural gas industry. In the past, the federal government, acting through the U.S. Department of the Interior (“DOI”) and its implementing agencies that have since evolved into the present day Bureau of Ocean Energy Management (“BOEM”) and Bureau of Safety and Environmental Enforcement (“BSEE”), have issued various rules, Notices to Lessees and Operators (“NTLs”) and temporary drilling moratoria that impose or result in added environmental and safety regulations or requirements upon oil and natural gas exploration, development and production operators in the U.S. Gulf of Mexico, some of whom are our clients. Any such regulatory initiatives may serve to effectively slow down the pace of drilling and production operations in the U.S. Gulf of Mexico due to adjustments in operating procedures and certification requirements as well as increased lead times to obtain exploration and production plan reviews. Also, our clients may require changes to our operations or procedures in order for our clients to meet their own additional compliance requirements, which may increase our costs.

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

These risks may be higher in developing countries such as Nigeria and Mauritania. Countries in West Africa have experienced political and economic instability in the past and such instability may continue in the future. Disruptions in our operations may occur in the future, and losses caused by these disruptions may not be covered by insurance.

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

If we are unable to fund these capital expenditures with cash flow from operations, we may either incur additional borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets for future offerings may be limited by our Chapter 11 proceedings, our financial position at the time, by changes in laws and regulations and by adverse market conditions. Our failure to obtain the funds for necessary future capital expenditures could limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business and on our financial position, results of operations or cash flows.

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

Risks Related to Our Common Shares

The New York Stock Exchange has delisted our common shares, which are currently traded in the over-the-counter market. This has negatively affected our share price and liquidity. Trading in our securities during the pendency of our Chapter 11 proceedings poses substantial risks.

The New York Stock Exchange (“NYSE”) has delisted our common shares, and our common shares currently trade in the “Pink Sheets” of OTC Pink, under the symbol “PACDQ.” The OTC Pink is a significantly more limited market than the NYSE, and quotation on the OTC Pink may result in a less liquid market available for existing and potential shareholders to trade the common shares and could further depress the trading price of the common shares. The delisting of our common shares from the NYSE could also result in other adverse consequences, including lower demand for our shares, adverse publicity and a reduced interest in our Company from investors, analysts and other market participants. In addition, the delisting could impair our ability to raise additional capital through equity or debt financing and our ability to attract and retain employees by means of equity compensation. There can be no assurance that our common shares will continue to trade on OTC Pink or that any public market for the common shares will exist in the future, whether broker-dealers will continue to provide public quotes of the common shares on this market, whether the trading volume of the common shares will be sufficient to provide for an efficient trading market, whether quotes for the common shares may be blocked in the future, or that we will be able to relist the common shares on a national securities exchange. Due to these and other risks described in this annual report, trading in our securities during the pendency of our Chapter 11 proceedings poses substantial risks.

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

Quantum Pacific (Gibraltar) Limited, an entity controlled by an investment holdings group (the “Quantum Pacific Group”) was the beneficial owner of approximately 70.3% of our outstanding common shares as of March 23, 2018 and is in a position to control actions that require the consent of our shareholders, including the election of directors, amendment of our Articles and any merger or sale of substantially all of our assets. In addition, three of our eight Board of Directors members are also employees of affiliates of the Quantum Pacific Group.

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

Because our common shares have been delisted from the NYSE, we are no longer required to comply with the NYSE’s corporate governance standards or the corporate governance standards of any other U.S. national securities exchange, and investors may not have the same protections afforded to stockholders of companies that are subject to the corporate governance requirements of a U.S. national securities exchange.

Because our common shares have been delisted from the NYSE and do not trade on any U.S. national securities exchange, we are not required to comply with the corporate governance requirements of the NYSE or any other U.S. national securities exchange, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that all independent directors meet in executive session at least once a year, (3) the requirement that the nominating/corporate governance committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (4) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (5) the requirement that the audit committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (6) the requirement to adopt and disclose corporate governance guidelines. As permitted by our Articles and the laws of Luxembourg, we currently have a compensation committee and a nominating committee with one or more non-independent directors serving as committee members. As a result, non-independent directors, may, among other things, fix the compensation of our management, make common share and option awards and resolve governance issues regarding our Company. Accordingly, investors may not have the same protections afforded to stockholders of companies that are subject to the corporate governance requirements of the NYSE or another U.S. national securities exchange.

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

ITEM 4.    INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

Pacific Drilling S.A. was formed on March 11, 2011, as a Luxembourg public limited liability company (société anonyme) under the Luxembourg law of 10 August 1915 on commercial companies, as amended, to act as an indirect holding company for our predecessor company, Pacific Drilling Limited (our “Predecessor”). Our common shares were listed on the Norwegian OTC List from April 2011 to October 2016 and on the NYSE from November 2011 to September 2017. Our principal executive offices are located at 8-10, Avenue de la Gare, L-1610 Luxembourg and our telephone number is +352 27 85 81 35. Our registered agent in Luxembourg is Centralis S.A, which is located at 8-10, Avenue de la Gare, L-1610 Luxembourg.

On the Petition Date, the Debtors filed the Bankruptcy Petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. See Note 2 to our consolidated financial statements for additional information.

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

In November 2011, we completed an initial public offering of 6.0 million common shares. In December 2011, the underwriters purchased an additional 0.9 million common shares pursuant to the full exercise of an over-allotment option. The initial public offering resulted in net proceeds of approximately $50.3 million. As a result of this offering, our common shares began trading on the NYSE on November 11, 2011 under the ticker symbol “PACD.” As of September 13, 2017, our common shares have been delisted from the NYSE and have commenced trading in the “Pink Sheets” of OTC Pink, currently under the ticker symbol “PACDQ.”

In November 2012, we completed a private placement of $500.0 million in aggregate principal amount of 7.25% senior secured notes due 2017 (the “2017 Senior Secured Notes”) to fund the final construction costs related to the Pacific Khamsin. In connection with this private placement, we listed the 2017 Senior Secured Notes on the Global Exchange Market of the Irish Stock Exchange. On May 26, 2017, we delisted the 2017 Senior Secured Notes from the Irish Stock Exchange.

In February 2013, we entered into a $1.0 billion senior secured credit facility agreement (as amended and restated, the “SSCF”) with a group of lenders to finance the construction, operation and expenses associated with the Pacific Sharav and the Pacific Meltem. In 2015, we completed the final drawdown under the SSCF. As of March 23, 2018, we had borrowings of $661.5 million outstanding under the SSCF and no undrawn capacity.

In June 2013, we completed three financing transactions totaling $2.0 billion, consisting of (i) the $750.0 million private placement of 5.375% senior secured notes due 2020 (the “2020 Senior Secured Notes”), (ii) the $750.0 million senior secured institutional term loan maturing 2018 (the “Senior Secured Term Loan B”) and (iii) the $500.0 million senior secured revolving credit facility maturing 2018 (as amended, the “2013 Revolving Credit Facility”). A portion of the net proceeds from the 2020 Senior Secured Notes and the Senior Secured Term Loan B was used to fully repay the outstanding borrowings under a credit facility used to finance construction of the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana. As amended, the 2013 Revolving Credit Facility permitted loans to be extended up to a maximum limit of $475.0 million and permitted letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $475.0 million overall facility limit. As of March 23, 2018, we had borrowings of $475.0 million outstanding under the 2013 Revolving Credit Facility, and no undrawn capacity.

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

Capital Expenditures

During the three most recent fiscal years, our Company’s capital expenditures were $270.7 million. For more information on our capital expenditures and requirements, see Item 5.B., “Liquidity and Capital Resources.”

B. BUSINESS OVERVIEW

Our primary business is to contract our fleet of rigs to drill wells for our clients. We are focused on the high-specification segment of the floating rig market. The term “high-specification,” as used in the floating rig drilling industry to denote a particular segment of the market, can vary and continues to evolve with technological improvements. We generally consider high-specification requirements to include floating rigs capable of drilling in water depths of more than 7,500 feet or projects requiring advanced operating capabilities, such as high hook-loads (>1,000 tons), large accommodations (200+ beds), increased mud storage and pumping capacity, and high deck-load and space capabilities.

Our drillships are highly mobile and our fleet operates in a global market segment for the offshore exploration and production industry. Currently, our contracted drillships are operating in the deepwater regions of the U.S. Gulf of Mexico and West Africa.

Our Fleet

The status of our fleet as of March 23, 2018 and certain historical fleet information follows:

•

The Pacific Bora entered service in Nigeria on August 26, 2011 under a contract with a subsidiary of Chevron Corporation (“Chevron”), which was completed on September 27, 2016. From February 9, 2017 to May 16, 2017, the Pacific Bora operated under a contract with Folawiyo AJE Services Limited (“FASL”) in Nigeria. From August 1, 2017 to October 3, 2017, and from November 30, 2017 to February 5, 2018, the Pacific Bora operated under a contract with Erin Energy Corporation (“Erin”) in Nigeria. The rig is currently on standby status in Ivory Coast and has been awarded a letter of intent for drilling services in Nigeria, subject to local government approval.

•

The Pacific Scirocco entered service in Nigeria on December 31, 2011 under a contract with a subsidiary of Total S.A. (“Total”). On December 17, 2016, the Pacific Scirocco completed all contractual obligations for Total. From May 21, 2017 to September 15, 2017, the Pacific Scirocco operated under a contract with Hyperdynamics Corporation (“Hyperdynamics”) in the Republic of Guinea. The rig is currently idle in Las Palmas while actively seeking a contract.

•	The Pacific Sharav entered service in the U.S. Gulf of Mexico on August 27, 2014 and is operating under a five-year contract with a subsidiary of Chevron through September 2019.
•

The Pacific Santa Ana entered service in the U.S. Gulf of Mexico on May 4, 2012 and completed its contract with a subsidiary of Chevron on January 31, 2017. Since December 20, 2017, the rig has been operating in Mauritania under a contract with Petronas to perform integrated services for a plug and abandonment project, estimated at 159 days with an option to extend.

•	The Pacific Mistral is currently idle in Las Palmas while actively seeking a contract.
•	The Pacific Khamsin is currently idle in Las Palmas while actively seeking a contract.
•	The Pacific Meltem is currently idle in Las Palmas while actively seeking a contract.

In January 2013, we entered into a contract with SHI for the construction of an eighth drillship, the Pacific Zonda, with a purchase price of approximately $517.5 million and original delivery date of March 31, 2015 (the “Construction Contract”). On October 29, 2015, we exercised our right to rescind the Construction Contract due to SHI’s failure to timely deliver the vessel in accordance with the specifications of the Construction Contract. See Note 14 to our consolidated financial statements for a discussion of a related arbitration proceeding.

During the years ended December 31, 2017, 2016 and 2015, the percentage of revenues earned by geographic area, based on drilling location, is as follows:

	Years Ended December 31,
	2017	2016	2015
Gulf of Mexico	81.6%	56.9%	38.1%
Nigeria	11.2%	43.1%	60.3%
Other	7.2%	—%	1.6%

Our Business Strategies and Company Strengths

Our principal business objective is to be the preferred provider of high-specification, floating rig drilling services to the oil and natural gas industry. To achieve this objective we focus on safety, operational excellence, cost management and developing strategic relationships with high-quality clients.

•

Enhanced focus on safety and operational excellence. In the current market with decreased demand for offshore drilling services, excelling in safety and operational ability is a key factor for success. Our management team is focused on providing quality drilling services for our clients by minimizing downtime and maximizing rig operational efficiency. We believe that we have developed a competitive advantage through our exceptional operating performance.

•

Efficiently manage costs while maintaining optionality and marketability. We have implemented company-wide cost-savings initiatives to reduce our rig operating expenses while effectively maintaining our ability to restart idle rigs within a time frame of three months for a smart stacked rig and six months for a modified smart stacked rig.

•

Continued development of strategic relationships with high-quality clients. Our future revenue is dependent upon major international and national oil companies as well as independent exploration and production companies increasing their exploration and development programs. Our existing and potential clients tend to take long-term approaches to the development of their projects, and we believe that our strong operational performance and efficient cost management will make us a preferred long-term partner.

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

Readers should carefully consider the following risks, those other risks described in Item 3.D., “Risk Factors” and the other information in this annual report:

•	We are subject to the risks and uncertainties associated with our Chapter 11 proceedings.

•	We may not be able to obtain confirmation of a Chapter 11 plan of reorganization.
•	Even if a Chapter 11 plan of reorganization is consummated, we may not be able to achieve our stated goals and continue as a going concern.
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

•

We have a limited asset base and currently rely on two client contracts. The loss of any client or significant downtime on any drillship could adversely affect our financial position, results of operations or cash flows.

Clients

A significant number of the most active participants in the high-specification floating rig segment of the offshore exploration and production industry are either national oil companies, major oil and gas companies or well-capitalized large independent oil and gas companies.

During the years ended December 31, 2017, 2016 and 2015, the percentage of revenues earned from our clients was as follows:

	Years Ended December 31,
	2017	2016	2015
Chevron	81.6%	77.1%	81.2%
Total	—%	22.9%	17.2%
Other	18.4%	—%	1.6%

Contract Backlog

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of March 23, 2018, our contract backlog was approximately $333.0 million and was attributable to revenues we expect to generate on (i) the Pacific Sharav under the drilling contract with Chevron and (ii) the Pacific Santa Ana under the drilling contract with Petronas. We calculate our contract backlog by multiplying the contractual dayrate by the number of days committed under the contracts (excluding options to extend), assuming full utilization, and also including mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contracts. For a well-by-well contract, we calculate the contract backlog by estimating the expected number of remaining days to drill the firm wells committed.

The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors. Our contracts generally provide for termination at the election of the client with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig or sustained unacceptable performance by us, an early termination payment is not required to be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.

The firm commitments that comprise our $333.0 million contract backlog as of March 23, 2018, are as follows:

						Expected
	Contracted		Contract	Contractual	Contract	Contract
Rig	Location	Client	Backlog(a)	Dayrate(a)(b)	Commencement	Duration
Pacific Sharav	U.S. Gulf of Mexico	Chevron	$314,587	$550	August 27, 2014	5 years
Pacific Santa Ana	Mauritania	Petronas	$18,397	$265	December 20, 2017	(c)

(a)	In thousands. Based on signed drilling contracts and signed commitments as further described above.
(b)	Based on current contractual dayrate amounts, subject to any applicable escalation provisions.
(c)	Contract to perform integrated services for a plug and abandonment project, estimated at 159 days with an option to extend.

Drilling Contracts

We typically provide drilling services on a “dayrate” contract basis. Under dayrate contracts, the drilling contractor provides a drilling rig and rig crews and charges the client a fixed amount per day regardless of the number of days needed to drill the well. The client bears substantially all of the ancillary costs of constructing the well and supporting drilling operations, as well as the economic risk relative to the success of the well. In addition, dayrate contracts sometimes provide for a lump sum amount for mobilizing the rig to the well location and a reduced dayrate when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other conditions beyond the contractor’s control. A dayrate drilling contract generally covers either the drilling of a single well or group of wells or has a stated term. These contracts may generally be terminated by the client in the event the drilling unit is damaged, destroyed or lost or if drilling operations are suspended for an extended period of time as a result of a breakdown of equipment, “force majeure” events beyond the control of either party or upon the occurrence of other specified conditions. In addition, drilling contracts with certain clients may be cancelable, without cause, with little or no prior notice. Some longer term contracts are subject to early termination payments. In some instances, the dayrate contract term may be extended by the client exercising options for the drilling of additional wells or for an additional length of time at fixed or mutually agreed terms, including dayrates.

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

The Nigerian Oil and Gas Industry Content Development Act, 2010 (the “Local Content Act”) was enacted to provide for the development, implementation and monitoring of Nigerian content in the oil and gas industry and places emphasis on the promotion of Nigerian content among companies bidding for contracts in the oil and gas industry. It also provides for majority Nigerian equity distribution of the relevant companies. The Local Content Act requires contractors within the oil and gas industry to comply with the minimum Nigerian Content specified for each particular project item, service or product specification as set out in Schedule A of the Local Content Act (the “Schedule”). The Schedule provides the parameters and minimum level/percentages to be utilized in determining and measuring Nigerian Content in the composite human, material resources and services applied by operators and contractors in any project in the industry. The most relevant categories under the Schedule for us fall under the headings of “Well and Drilling Services/Petroleum Technology” and “Exploration, Subsurface, Petroleum Engineering and Seismic.” The activities listed therein include: “Producing Drilling Services” and “Drilling Rigs Semi-submersibles/Jack ups/others” which both apply to us. For offshore drilling services within the above referenced categories the minimum required Nigerian Content for the provision of such services provided in the Schedule is stated in terms of “Manhours” (i.e. human resources) and is 85% and 55%, respectively. In the event there is insufficient Nigerian capacity to satisfy the minimum percentages prescribed in the Schedule, the Minister may authorize the continued importation of the relevant item or personnel for a maximum period of three years from the commencement of the Local Content Act. This implies that the Minister may grant a waiver for up to a maximum of three years from the commencement of the Local Content Act (i.e. by 2013). Subject to any amendments to the Local Content Act, and/or guidelines issued by the Nigerian Content Monitoring Board (“NCMB”) clarifying certain provisions of the Local Content Act, all entities must comply with the provisions of the Local Content Act.

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

C. ORGANIZATIONAL STRUCTURE

For a full listing of our subsidiaries, see Exhibit 8.1 to this annual report. All subsidiaries are, indirectly or directly, wholly-owned by us, except for Pacific International Drilling West Africa Limited (“PIDWAL”), Pacific Drillship Nigeria Limited (“PDNL”), Pacific Bora Ltd. and Pacific Scirocco Ltd. See “Joint Venture, Agency and Sponsorship Relationships” below for additional information.

As of March 23, 2018, Quantum Pacific Group owned 15.0 million shares, or approximately 70.3% of our total outstanding common shares. The common shares owned by the Quantum Pacific Group are held by Quantum Pacific (Gibraltar) Limited, a wholly-owned subsidiary of Quantum Pacific International Limited, the indirect ultimate owner of which is a discretionary trust in which Mr. Idan Ofer is the primary beneficiary.

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

We are party to a Nigerian joint venture, PIDWAL, with Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech owns 51% of PIDWAL and PIDWAL has a 50.1% ownership interest in two of our rig holding subsidiaries, Pacific Bora Ltd. and Pacific Scirocco Ltd. PIDWAL’s interest in the rig holding subsidiaries is held through a holding company of PIDWAL, PDNL. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Likewise, PIDWAL will not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Derotech also performs marketing services for PIDWAL and an affiliate of Derotech acts as one of PIDWAL’s logistics agents.

D. PROPERTY, PLANT AND EQUIPMENT

Our Fleet

The following table sets forth certain information regarding our fleet as of March 23, 2018:

Rig Name	Delivered	Water Depth (in feet)	Drilling Depth (in feet)	Customer
Pacific Bora(a)	2010	10,000	37,500	(b)
Pacific Scirocco	2011	12,000	40,000	Available
Pacific Mistral	2011	12,000	37,500	Available
Pacific Santa Ana	2011	12,000	40,000	Petronas
Pacific Khamsin	2013	12,000	40,000	Available
Pacific Sharav	2014	12,000	40,000	Chevron
Pacific Meltem	2014	12,000	40,000	Available

(a)	Maximum water depth could be extended to up to 12,000 feet with drillship modifications.
(b)	The Pacific Bora has been awarded a letter of intent for drilling services in Nigeria, subject to local government approval.

The indebtedness under our 2020 Senior Secured Notes, the Senior Secured Term Loan B, the 2013 Revolving Credit Facility and certain future obligations are collateralized by a priority security interest (subject to exceptions) over the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana. The indebtedness under our 2017 Senior Secured Notes is secured by a first-priority security interest (subject to exceptions) in the Pacific Khamsin. The indebtedness under our SSCF is secured by a first-priority security interest (subject to exceptions) in the Pacific Sharav and the Pacific Meltem. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” and Note 6 to our consolidated financial statements in this annual report for a more detailed description of the terms of our debt financings.

Properties

We lease our principal executive office and our registered office in Luxembourg and our operational headquarters in Houston, Texas. We also provide technical, operational and administrative support from leased offices in Brazil and Nigeria.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with Item 3.A., “Selected Financial Data” and the accompanying financial statements and related notes included elsewhere in this annual report. In addition, the following discussion and analysis should be read in conjunction with the financial statements in Item 18, “Financial Statements”.

A. OPERATING RESULTS

Overview

On the Petition Date, the Debtors filed the Bankruptcy Petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. See Note 2 to our consolidated financial statements for additional information.

Brent crude prices declined from highs above $100 per barrel in mid-2014 to lows below $40 per barrel in late 2015 and early 2016, before generally rising during the remainder of 2016 and 2017 to approximately $65 per barrel at the end of 2017. Despite the improving oil price trend in 2017, offshore capital expenditure budgets have not yet increased for many exploration and production companies, which has resulted in a continuing slow pace of new drilling contracts.

Due to these market conditions in the offshore drilling industry, our revenues for the year ended December 31, 2017 were lower than the year ended December 31, 2016,  primarily because the Pacific Bora and the Pacific Scirocco were idle for a portion of the year in addition to earning lower dayrates compared to their previous contracts in the prior year. In addition, the Pacific Santa Ana completed its contract with Chevron in January 2017 and started its contract with Petronas at a lower dayrate in December 2017. Our direct rig related operating expenses for the year ended December 31, 2017 were lower than for the year ended December 31, 2016, resulting primarily from reduced costs of our drillships while offhire.

Operationally, our fleet of drillships achieved an average revenue efficiency of 98.3% for the year ended December 31, 2017, compared to 98.2% during the year ended December 31, 2016. Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

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

General and administrative expenses include the costs of management and administration of our Company, such as the labor costs of our corporate employees, remuneration of our directors and legal and advisory expenses.

Prior to the Petition Date, interest expense primarily depended on our overall level of indebtedness and interest rates. Interest was capitalized based on the costs of new borrowings attributable to qualifying new construction or at the weighted-average cost of debt outstanding during the period of construction. We capitalized interest costs for qualifying new construction from the point borrowing costs were incurred for the qualifying new construction and ceased when substantially all the activities necessary to prepare the qualifying asset for its intended use were complete, which was either the date of contract commencement or the date the drillship was placed into service.

Our tax expenses reflect current and deferred tax expenses. In general, our income tax expense results primarily from the taxable income on our drillship operations.

Results of Operations

Year ended December 31, 2017 compared to Year ended December 31, 2016

The following table provides a comparison of our consolidated results of operations for the years ended December 31, 2017 and 2016:

	Years Ended December 31,
	2017	2016	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$319,716	$769,472	$(449,756)	58%
Costs and expenses
Operating expenses	(244,089)	(290,038)	45,949	16%
General and administrative expenses	(87,134)	(63,379)	(23,755)	37%
Depreciation expense	(278,949)	(275,901)	(3,048)	1%
Operating income (loss)	(290,456)	140,154	(430,610)	307%
Other income (expense)
Interest expense	(178,983)	(189,044)	10,061	5%
Write-off of deferred financing costs	(30,846)	—	(30,846)	100%
Gain on debt extinguishment	—	36,233	(36,233)	100%
Reorganization items	(6,474)	—	(6,474)	100%
Other expense	(5,544)	(2,393)	(3,151)	132%
Loss before income taxes	(512,303)	(15,050)	(497,253)	3304%
Income tax expense	(12,863)	(22,107)	9,244	42%
Net loss	$(525,166)	$(37,157)	$(488,009)	1313%

Revenues. The decrease in revenues for the year ended December 31, 2017, as compared to the year ended December 31, 2016, resulted primarily from the Pacific Bora and the Pacific Scirocco being idle for a portion of the year in addition to earning lower dayrates in their current contracts compared to their previous contracts in the prior year, and the Pacific Santa Ana completing its contract with Chevron in January 2017 and starting its contract with Petronas at a lower dayrate in December 2017.

During the year ended December 31, 2017, our operating fleet of drillships achieved an average revenue efficiency of 98.3%, as compared to 98.2% during the year ended December 31, 2016.

Contract drilling revenue for the years ended December 31, 2017 and 2016 also included amortization of deferred revenue of $46.8 million and $67.1 million and reimbursable revenues of $6.0 million and $19.0 million, respectively. The decrease in the amortization of deferred revenue was primarily due to lower amortization resulting from the Pacific Santa Ana completing its contract with Chevron in January 2017 and the Pacific Bora completing its contract with Chevron in September 2016. The decrease in reimbursable revenues resulted from lower reimbursable costs incurred with fewer of our drillships operating under drilling contracts.

Operating expenses. The following table summarizes operating expenses:

	Years Ended December 31,
	2017	2016
	(in thousands)
Direct rig related operating expenses, net	$196,588	$228,934
Reimbursable costs	4,197	18,362
Shore-based and other support costs	31,615	28,797
Amortization of deferred costs	11,689	13,945
Total	$244,089	$290,038

The decrease in direct rig related operating expenses for the year ended December 31, 2017, as compared to the year ended December 31, 2016, resulted primarily from lower costs on the Pacific Bora, the Pacific Scirocco and the Pacific Santa Ana while offhire and the continued benefits of our cost saving measures.

Reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between quarters. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins.

Direct rig related operating expenses and shore-based and other support costs divided by the number of operating and offhire rig days were as follows:

	Years Ended December 31,
	2017	2016
	(in thousands, amounts per rig per day)
Direct rig related operating expenses, net	$74.3	$89.7
Shore-based and other support costs	12.4	11.2
Total	$86.7	$100.9

The decrease in direct rig related operating expenses per day for the year ended December 31, 2017, as compared to the year ended December 31, 2016, was attributable to lower costs from the higher number of idle drillships and the continued benefits of our cost saving measures.

General and administrative expenses. The increase in general and administrative expenses for the year ended December 31, 2017, as compared to the year ended December 31, 2016, was primarily due to higher legal costs associated with the patent litigation and arbitration proceeding, and legal and advisory expenses related to our debt restructuring efforts incurred prior to the Petition Date. Such legal and advisory expenses were $30.7 million for the year ended December 31, 2017, as compared to $16.9 million for the same period in 2016. Additionally, the increase was a result of severance related costs and timing of expense recognition of incentive awards, including certain performance-based awards.

Depreciation expense. Depreciation expense for the year ended December 31, 2017 was comparable to the same period in 2016.

Interest expense. The decrease in interest expense for the year ended December 31, 2017, as compared to the year ended December 31, 2016, was primarily due to interest expense not accrued subsequent to the Petition Date of $12.0 million for the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B, that we believe are not probable of being treated as an allowed claim in the Chapter 11 proceedings, partially offset by higher amortization of deferred financing costs prior to the Petition Date.

Write-off of deferred financing costs. During the year ended December 31, 2017, we expensed $30.8 million of deferred financing costs previously recorded within our consolidated balance sheets as a result of the filing of the Bankruptcy Petitions. See Note 6 to our consolidated financial statements.

Gain on debt extinguishment. During the year ended December 31, 2016, we repurchased $60.6 million of our 2017 Senior Secured Notes for a purchase price of $23.6 million plus accrued interest. We recorded the resulting gain, net of the corresponding unamortized deferred financing costs and debt discount, of $36.2 million as a gain on debt extinguishment on our statements of operations.

Reorganization items. During the year ended December 31, 2017, we classified all income, expenses, gains or losses that were incurred or realized subsequent to the Petition Date and as a result of the Chapter 11 proceedings as reorganization items, which primarily consisted of professional fees. See Note 2 to our consolidated financial statements.

Other expense. During the year ended December 31, 2017, we recognized an other-than-temporary impairment in our Hyperdynamics available-for-sale securities of $6.8 million. See Note 11 to our consolidated financial statements. This increase in other expense was partially offset by higher interest income from cash equivalents. The remaining change was due to currency exchange fluctuations.

Income taxes.  The decrease in income tax expense was primarily due to a decrease in operating activity in 2017 and lower dayrates on recently secured contracts. The decrease was partially offset by the reduction of deferred tax assets as the result of U.S. tax legislation enacted in December 2017 and the write-off of deferred tax assets related to deferred compensation benefits that expired unused. We do not expect the newly enacted U.S. tax legislation to have a material impact on our income tax expense in future years.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues or at high effective tax rates versus pre-tax book income or at low effective tax rates and (c) our rig operating structures. Consequently, our income tax expense does not necessarily change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. Additionally, pre-tax book losses typically result in negative effective tax rates. During the years ended December 31, 2017 and 2016, our effective tax rate was (2.5)% and (146.9)%, respectively.

The change in our effective tax rate for the year ended December 31, 2017, as compared to the year ended December 31, 2016 was the result of our idle drillships and lower dayrates, which are generating larger losses in 2017 as compared to 2016 for which no tax benefit is expected.

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

Direct rig related operating expenses and shore-based and other support costs divided by the number of operating and offhire rig days were as follows:

	Years Ended December 31,
	2016	2015
	(in thousands, amounts per rig per day)
Direct rig related operating expenses, net	$89.7	$149.1
Shore-based and other support costs	11.2	14.0
Total	$100.9	$163.1

The decrease in direct rig related operating expenses per day for the year ended December 31, 2016, as compared to the same period in 2015, was attributable to lower costs on idle drillships and fleet wide cost saving measures implemented.

The decrease in shore-based and other support costs per day for the year ended December 31, 2016, as compared to the same period in 2015, was due to reductions in Brazil and Nigeria office costs, and the implementation of cost saving measures.

General and administrative expenses. The increase in general and administrative expenses for the year ended December 31, 2016, as compared to the year ended December 31, 2015, resulted from legal costs associated with the arbitration proceeding and patent litigation, and legal and advisory fees related to our debt restructuring efforts. Such expenses were $16.9 million for the year ended December 31, 2016, as compared to $2.4 million for the same period in 2015. This increase in general and administrative expenses was partially offset by our cost saving measures.

Depreciation expense. The increase in depreciation expense for the year ended December 31, 2016, as compared to the same period in 2015, related to depreciation expense incurred on the Pacific Meltem, after being placed into service on August 25, 2015.

Loss on construction contract rescission. We recognized a $40.2 million loss in 2015 in connection with the rescission of the Construction Contract for the Pacific Zonda. See Note 5 to our consolidated financial statements in this annual report for additional information.

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

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions impact the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, long-term receivable, liabilities subject to compromise, reorganization items, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

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

Bankruptcy Accounting.  Our consolidated financial statements have been prepared as if we are a going concern and reflect the application of Accounting Standards Codification (“ASC”) 852, Reorganizations, issued by the Financial Accounting Standards Board (“FASB”). ASC 852 requires that financial statements for periods subsequent to the Petition Date distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, we classify liabilities and obligations whose treatment and satisfaction are dependent on the outcome of the reorganization under the Chapter 11 proceedings as liabilities subject to compromise on our consolidated balance sheets at December 31, 2017. In addition, we classify all income, expenses, gains or losses that were incurred or realized as a result of the Chapter 11 proceedings as reorganization items in our consolidated statements of operations.

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

Property and equipment. As of December 31, 2017, property and equipment was $4.7 billion, which represented 86.7 % of our total assets. The carrying value of our property and equipment consists primarily of our high-specification drillships that are recorded at cost less accumulated depreciation.

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

As a result of the Bankruptcy Petitions, we tested each of our drillships for impairment in the fourth quarter of 2017. We performed a recoverability test and determined that the estimated undiscounted cash flows of our high-specification drillships significantly exceeded their carrying amount. As a result, no impairment loss was recorded.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Please refer to Note 3 to our consolidated financial statements in this annual report for a discussion of recent accounting pronouncements and their anticipated impact.

Voluntary Reorganization Under Chapter 11

On the Petition Date, the Debtors filed the Bankruptcy Petitions for reorganization under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Bankruptcy Court granted the Debtors’ motion for joint administration of their Chapter 11 cases.

We are currently operating our business as debtors-in-possession in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. After we filed our Bankruptcy Petitions, we sought and obtained approval from the Bankruptcy Court for a variety of “first day” motions, including authority to maintain bank accounts and other customary relief. The relief granted in these motions allows us to continue to operate our business in the normal course.

Subject to certain exceptions, under the Bankruptcy Code, the filing of the Bankruptcy Petitions automatically  enjoined, or stayed, the commencement or continuation of most judicial or administrative proceedings or filing of other actions against the Debtors or their property to recover, collect or secure a claim arising prior to the Petition Date. Accordingly, although the filing of the Bankruptcy Petitions triggered defaults under the Debtors’ funded debt obligations, creditors are stayed from taking any actions against the Debtors as a result of such defaults, subject to certain limited exceptions permitted by the Bankruptcy Code. Absent an order of the Bankruptcy Court, substantially all of the Debtors’ pre-petition liabilities are subject to settlement under the Bankruptcy Code.

For the duration of the Chapter 11 proceedings, our operations and ability to develop and execute our business plan are subject to the risks and uncertainties associated with the Chapter 11 process as described in Item 3.D., “Risk Factors.” As a result of these risks and uncertainties, the amount and composition of our assets and liabilities, and the number and identity of individuals constituting our officers and directors could be significantly different following the outcome of the Chapter 11 proceedings, and the description of the our operations, properties and liquidity and capital resources included in this annual report may not accurately reflect our operations, properties and liquidity and capital resources following our emergence from the Chapter 11 proceedings.

In particular, subject to certain exceptions, under the Bankruptcy Code, the Debtors may assume, assume and assign or reject executory contracts and unexpired leases subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the rejection of an executory contract or unexpired lease is treated as a pre-petition breach of such executory contract or unexpired lease and, subject to certain exceptions, relieves the Debtors of performing their future obligations under such executory contract or unexpired lease but entitles the contract counterparty or lessor to a pre-petition general unsecured claim for damages caused by such deemed breach subject, in the case of the rejection of unexpired leases of real property, to certain caps on damages. Counterparties to such rejected contracts or leases may assert unsecured claims in the Bankruptcy Court against the applicable Debtors’ estate for such damages. Generally, the assumption or assumption and assignment of an executory contract or unexpired lease requires the Debtors to cure existing monetary defaults under such executory contract or unexpired lease and provide adequate assurance of future performance thereunder. Accordingly, any description of an executory contract or unexpired lease with the Debtors in this annual report, including where applicable a quantification of the Company’s obligations under any such executory contract or unexpired lease with the Debtors, is qualified by any overriding rejection rights the Debtors have under the Bankruptcy Code. Further, nothing herein is or shall be deemed an admission with respect to any claim amounts or calculations arising from the rejection of any executory contract or unexpired lease and the Debtors expressly preserve all of their rights with respect thereto.

Exclusivity; Plan of Reorganization

Under the Bankruptcy Code, we had the exclusive right to file a plan of reorganization under Chapter 11 (the “Exclusive Filing Period”) through and including 120 days after the Petition Date (or March 12, 2018), and to solicit acceptances of such plan (the “Exclusive Solicitation Period” and, collectively with the Exclusive Filing Period, the “Exclusive Periods”) through and including 180 days after the Petition Date.

On March 22, 2018, the Bankruptcy Court approved our request for an order under which we, our secured creditor groups and our majority shareholder will take part in mediation (the “Mediation”) before the Honorable James R. Peck, retired Bankruptcy Court Judge for the Southern District of New York.  The scope of the Mediation will be to facilitate discussions among us and our stakeholders for the purpose of agreeing to the terms of a binding term sheet or restructuring support agreement describing a Chapter 11 plan of reorganization.

In addition, conditioned on our participation in the Mediation, the Bankruptcy Court ordered the extension of the Exclusive Filing Period to the earlier of (i) two weeks following the termination of the Mediation or (ii) May 21, 2018  (60 days from the date of the hearing), and the extension of the Exclusive Solicitation Period through and including 60 days from the end of the Exclusive Filing Period, without prejudice for us to seek further extensions of the Exclusive Periods.

We plan to emerge from our Chapter 11 proceedings after we obtain approval from the Bankruptcy Court for a Chapter 11 plan of reorganization. Among other things, a Chapter 11 plan of reorganization will determine the rights and satisfy the claims of our creditors and security holders. The terms and conditions of a Chapter 11 plan of reorganization will be determined through negotiations with our stakeholders and, possibly, decisions by the Bankruptcy Court.

Under the absolute priority scheme established by the Bankruptcy Code, unless our creditors agree otherwise, all of our pre-petition liabilities and post-petition liabilities must be satisfied in full before the holders of our existing common shares can receive any distribution or retain any property under a plan of reorganization. The ultimate recovery to creditors and/or shareholders, if any, will not be determined until confirmation and implementation of a plan or plans of reorganization. We can give no assurance that any recovery or distribution of any amount will be made to any of our creditors or shareholders. Our plan of reorganization could result in any of the holders of our liabilities and/or securities, including our common shares, receiving no distribution on account of their interests and cancellation of their holdings. Moreover, a plan of reorganization can be confirmed, under the Bankruptcy Code, even if the holders of our common shares vote against the plan of reorganization and even if the plan of reorganization provides that the holders of our common shares receive no distribution on account of their equity interests.

B. LIQUIDITY AND CAPITAL RESOURCES

We centrally manage our funding and treasury activities in accordance with corporate policies to ensure appropriate levels of liquidity, maintain adequate levels of insurance and balance exposures to market risks. Cash and cash equivalents are held mainly in United States dollars and Nigerian Naira. Most of our contract drilling revenues are received monthly in arrears and most of our operating costs are paid on a monthly basis.

Liquidity

Our liquidity fluctuates depending on a number of factors, including, among others, our contract backlog, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs and other obligations. Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development by our current and potential customers on a global basis, which in turn has negatively affected our revenue, profitability and cash flows.

Primary sources of funds for our short-term liquidity needs are expected to be our cash flow generated from operating activities and existing cash, cash equivalents and restricted cash balances. As of December 31, 2017, we had $308.9 million of cash and cash equivalents and $8.5 million of restricted cash. As part of our “first day” relief in our Chapter 11 proceedings, the Bankruptcy Court granted us authority to use property that may be deemed to be “cash collateral” of our pre-petition lenders within the meaning of Section 363(a) of the Bankruptcy Code, which may include a portion of our cash flow generated from operating activities. We do not have additional borrowing capacity under any of our outstanding credit facilities, though we may seek “debtor in possession” financing with the approval of the Bankruptcy Court in the future if required.

The filing of our Bankruptcy Petitions constituted an event of default with respect to all of our existing debt obligations. However, subject to certain exceptions under the Bankruptcy Code, the filing of the Bankruptcy Petitions automatically enjoined, or stayed, the commencement or continuation of any judicial or administrative proceedings or other actions against the Debtors and their property to recover, collect or secure a claim arising prior to the filing of the Bankruptcy Petitions. Thus, for example, most creditor actions to obtain possession of property from the Debtors, or to create, perfect or enforce any lien against the Debtors’ property, or to collect on monies owed or otherwise exercise rights or remedies with respect to a pre-petition claim are enjoined unless and until the Bankruptcy Court lifts the automatic stay.

We received Bankruptcy Court approval for the payment of certain pre-petition obligations, including payments for certain ordinary course expenditures. Despite the liquidity provided by our cash and cash equivalents, our ability to maintain normal credit terms with our suppliers has  been impaired. We are required to pay cash in advance to certain vendors and have experienced restrictions on the availability of trade credit, which reduces our liquidity. If liquidity problems persist, our suppliers could refuse to provide key products and services in the future. In addition, due to the public perception of our financial condition and results of operations, in particular with regard to the filing of our Bankruptcy Petitions, some vendors could be reluctant to enter into long-term agreements with us.

In addition to the cash requirements necessary to fund ongoing operations, we have incurred significant professional fees and other costs in connection with our Chapter 11 proceedings and expect that we will continue to incur significant professional fees and costs throughout our Chapter 11 proceedings.

There are no assurances that our current liquidity will be sufficient to allow us to satisfy our obligations related to the Chapter 11 proceedings, proceed with the confirmation of a Chapter 11 plan of reorganization and emerge from bankruptcy.  Our ability to maintain adequate liquidity through the reorganization process and beyond depends on successful operation of our business, and appropriate management of operating expenses and capital spending. Our anticipated liquidity needs are highly sensitive to changes in each of these and other factors.

Ability to Continue as a Going Concern

We have significant indebtedness. Our level of indebtedness has adversely impacted and is continuing to adversely impact our financial condition. Our financial condition, the defaults under our debt agreements, and the risks and uncertainties surrounding our Chapter 11 proceedings raise substantial doubt about our ability to continue as a going concern. However, the consolidated financial statements included in this annual report have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of our Chapter 11 proceedings. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.

For additional information, see Item 3.D., “Risk Factors” and Note 2 to our consolidated financial statements.

Capital Expenditures

We have no material commitments for capital expenditures related to the construction of a newbuild drillship.  We do, however, expect to incur capital expenditures for purchases in the ordinary course of business. Such capital expenditure commitments are included in purchase obligations presented in Item 5.F., “Tabular Disclosure of Contractual Obligations.”

Sources and Uses of Cash

Year ended December 31, 2017 compared to Year ended December 31, 2016

The following table provides a comparison of our net cash provided by (used in) operating activities for the years ended December 31, 2017 and 2016:

	Years Ended December 31,
	2017	2016	Change
	(in thousands)
Cash flow from operating activities:
Net loss	$(525,166)	$(37,157)	$(488,009)
Depreciation expense	278,949	275,901	3,048
Amortization of deferred revenue	(46,829)	(67,053)	20,224
Amortization of deferred costs	11,689	13,945	(2,256)
Amortization of deferred financing costs	24,889	18,786	6,103
Amortization of debt discount	940	1,279	(339)
Write-off of deferred financing costs	30,846	—	30,846
Deferred income taxes	7,409	15,494	(8,085)
Share-based compensation expense	6,819	7,094	(275)
Gain on debt extinguishment	—	(36,233)	36,233
Other-than-temporary impairment of available-for-sale securities	6,829	—	6,829
Reorganization items	5,315	—	5,315
Changes in operating assets and liabilities, net	83,437	57,048	26,389
Net cash provided by (used in) operating activities	$(114,873)	$249,104	$(363,977)

The decrease in net cash from operating activities resulted primarily from reduced revenue from our fleet and higher legal and advisory costs related to our debt restructuring efforts and Chapter 11 proceedings, partially offset by lower operating expenses for the year ended December 31, 2017.

The following table provides a comparison of our net cash used in investing activities for the years ended December 31, 2017 and 2016:

	Years Ended December 31,
	2017	2016	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(36,645)	$(52,625)	$15,980
Purchase of available-for-sale securities	(6,000)	—	(6,000)
Net cash used in investing activities	$(42,645)	$(52,625)	$9,980

The decrease in capital expenditures resulted primarily from fleet-wide cost control measures implemented. Capital expenditures for the year ended December 31, 2017 primarily consisted of purchases of equipment committed to in prior years, including a final milestone payment of $16.3 million for a fleet spare blowout preventer. Purchase of available-for-sale securities for the year ended December 31, 2017 consisted of $6.0 million in purchases of Hyperdynamics shares. See Note 11 to our consolidated financial statements.

The following table provides a comparison of our net cash provided by (used in) financing activities for the years ended December 31, 2017 and 2016:

	Years Ended December 31,
	2017	2016	Change
	(in thousands)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	$(199)	$(89)	$(110)
Proceeds from long-term debt	—	450,000	(450,000)
Payments on long-term debt	(146,473)	(110,832)	(35,641)
Payments for financing costs	(4,530)	(25,423)	20,893
Net cash provided by (used in) financing activities	$(151,202)	$313,656	$(464,858)

The decrease in cash from financing activities for the year ended December 31, 2017, as compared to the same period in 2016, resulted from no debt drawdown and higher debt payments in 2017. During the year ended December 31, 2016, we drew an aggregate of $450.0 million under our 2013 Revolving Credit Facility. During the year ended December 31, 2017, we made a $76.0 million prepayment of the SSCF in accordance with our obligation to maintain the loan to rig value covenant in the SSCF at the required level as at December 31, 2016, we applied the cash collateral of $31.7 million to the principal installments due in May 2017 under the SSCF, and we permanently repaid $25.0 million under the 2013 Revolving Credit Facility. During the year ended December 31, 2016, we made $79.8 million of amortization payments under the SSCF, and repurchased $60.6 million of the 2017 Senior Secured Notes for a purchase price of $23.6 million plus accrued interest.

Year ended December 31, 2016 compared to Year ended December 31, 2015

The following table provides a comparison of our net cash provided by operating activities for the years ended December 31, 2016 and 2015:

	Years Ended December 31,
	2016	2015	Change
	(in thousands)
Cash flow from operating activities:
Net income (loss)	$(37,157)	$126,230	$(163,387)
Depreciation expense	275,901	243,457	32,444
Amortization of deferred revenue	(67,053)	(86,276)	19,223
Amortization of deferred costs	13,945	25,951	(12,006)
Amortization of deferred financing costs	18,786	11,278	7,508
Amortization of debt discount	1,279	1,015	264
Write-off of deferred financing costs	—	5,965	(5,965)
Loss from construction contract rescission	—	38,084	(38,084)
Deferred income taxes	15,494	9,840	5,654
Share-based compensation expense	7,094	12,534	(5,440)
Gain on debt extinguishment	(36,233)	—	(36,233)
Changes in operating assets and liabilities, net	57,048	34,068	22,980
Net cash provided by operating activities	$249,104	$422,146	$(173,042)

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

The following table provides a comparison of our net cash provided by (used in) financing activities for the years ended December 31, 2016 and 2015:

	Years Ended December 31,
	2016	2015	Change
	(in thousands)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	$(89)	$(536)	$447
Proceeds from long-term debt	450,000	315,000	135,000
Payments on long-term debt	(110,832)	(581,083)	470,251
Payments for financing costs	(25,423)	(4,070)	(21,353)
Purchases of treasury shares	—	(21,760)	21,760
Net cash provided by (used in) financing activities	$313,656	$(292,449)	$606,105

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

Description of Indebtedness

See Note 6 to our consolidated financial statements for additional information.

Customs bonds

As of December 31, 2017, we were contingently liable under certain customs bonds totaling approximately $43.0 million issued as security in the normal course of our business. See Note 14 to our consolidated financial statements.

Derivative Instruments and Hedging Activities

We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. See Note 12 to our consolidated financial statements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development. Additionally, we have no significant interests in patents or licenses.

D. TREND INFORMATION

Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of drilling rigs, which are influenced by various factors. Brent crude prices declined from highs above $100 per barrel in mid-2014 to lows below $40 per barrel in late 2015 and early 2016, before generally rising during the remainder of 2016 and 2017 to approximately $65 per barrel at the end of 2017. Although dayrates and utilization for modern drillships have in the past been less sensitive to short-term oil price movements than those of older or less capable drilling rigs, the sustained decline in oil prices from 2014 levels has rendered many deepwater projects less attractive to our customers and significantly impacted the number of projects available for modern drillships.

Drilling Rig Supply

Across the industry, there have been no orders placed since April 2014 to build additional semi-submersibles or drillships, and within the last year, there have been several delays in delivery dates and canceled orders for new drillships. We estimate there are approximately 13 high-specification floating rigs delivered or scheduled for delivery from January 1, 2018 until the end of 2018, at least seven of which have not yet been announced as being under contract for clients. Additionally, as a result of significantly reduced contracting activity, 55 to 60 rigs in the high-specification floating rig industry sector have been removed from the actively marketed fleet through cold stacking or scrapping since early 2014. This trend, along with additional delays in delivery dates and cancellations of existing orders for floating rigs, could continue as the offshore drilling market remains weak. The supply of high-specification floating rigs through the end of 2018 can be estimated as a range between 100 and 115. Although we have visibility of the maximum number of high-specification floating rigs that could be available, we cannot accurately predict how many of those rigs will be actively marketed or how many of those rigs may be temporarily or permanently removed from the market.

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

Overall, 2017 saw an improving pace for high-specification floating rig contracting activity with about 34 rig years contracted. Approximately 12 rig years were contracted for the high-specification floating rig fleet industry-wide in 2016, compared to 30 rig years in 2015 and an average of 117 rig years per year from 2012 to 2014. Additionally, seven drilling contracts for high-specification floating rigs were canceled in 2017, with all receiving early termination payments of varying amounts. We expect contracting activity to continue to improve; however, no assurances can be given as to the scope, pace or duration of any recovery.

Supply and Demand Balance

Since the start of the market downturn in 2014, capital expenditure budgets have significantly declined for many exploration and production companies. We estimate that through the end of 2018, approximately 45 to 50 high-specification floating rigs without currently confirmed client contracts will be available to commence operations. Additionally, multiple older, lower-specification drillships and mid-water semisubmersibles have recently completed contracts without follow-on contracts. The imbalance of supply and demand has resulted in significantly lower dayrates. While recent scrapping and cold stacking of older assets have lowered the total rig supply, supply of drilling rigs continues to exceed demand. We believe that, if the recent improvement in oil prices is sustained and reduction in rig supply continues, the industry will be able to rebalance its global fleet. Based on the current trend, we expect the utilization of high-specification floating rigs to improve over the next few years.

For more information on this and other risks to our business and our industry, please read Item 3.D., “Risk Factors” of this annual report.

E. OFF-BALANCE SHEET ARRANGEMENTS

Currently, we do not have any off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth our contractual obligations as of December 31, 2017:

Contractual Obligations	2018	2018-2019	2020-2021	Thereafter	Total
	(in thousands)
Long-term debt(a)	$3,043,967	$—	$—	$—	$3,043,967
Interest on long-term debt(b)	43,623	13,871	—	—	57,494
Operating leases	2,221	4,293	4,387	3,961	14,862
Purchase obligations(c)	12,110	—	—	—	12,110
Total contractual obligations(d)	$3,101,921	$18,164	$4,387	$3,961	$3,128,433

(a)

Amounts are based on principal balances of the 2013 Revolving Credit Facility, the SSCF, the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B. As a result of our filing of the Bankruptcy Petitions on November 12, 2017, the full amounts of our long-term debt were automatically accelerated and are currently due and payable, but have been stayed subject to settlement under the Bankruptcy Code.

(b)

Interest payments are based solely on our outstanding borrowings under the 2013 Revolving Credit Facility and the SSCF as of December 31, 2017. Interest payments calculated exclude outstanding borrowings from the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B, as the interest payments ceased to accrue subsequent to the Petition Date and are not expected to be an allowed claim in the Chapter 11 proceedings. For variable rate LIBOR based debt, interest has been calculated using LIBOR as of December 31, 2017.

(c)

Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.

(d)

Contractual obligations do not include approximately $38.9 million of liabilities from unrecognized tax benefits related to uncertain tax positions, inclusive of interest and penalties, included on our consolidated balance sheets as of December 31, 2017. We are unable to specify with certainty the future periods in which we may be obligated to settle such amounts.

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

Name	Age	Position
Paul T. Reese	48	Chief Executive Officer
Cees van Diemen	64	Executive Vice President, Chief Operating Officer
Johannes P. Boots	55	Senior Vice President, Chief Financial Officer
Michael D. Acuff	47	Senior Vice President, Commercial
Lisa Manget Buchanan	57	Senior Vice President, General Counsel and Secretary
Richard E. Tatum	40	Senior Vice President, Chief Accounting Officer

Paul T. Reese. Mr. Reese joined Pacific Drilling in October 2008 and was appointed our Chief Executive Officer in August 2017. From February 2014 until August 2017 he served as our Chief Financial Officer, and previously served as Vice President and Controller. Mr. Reese has been a finance professional in the oilfield services and exploration and production sectors for over 20 years. Prior to joining Pacific Drilling, he was Controller for the Global Exploration and Development divisions at BHP Billiton Petroleum. From 1995 to 2007, Mr. Reese served in various financial management roles at Transocean Ltd., including Finance Director for the North and South America Business Unit, Assistant Vice-President for Audit and Advisory Services and Finance Manager for the Asia and Australia and South America Regions, with international posts in Asia and Central and South America. Prior to joining Transocean, Mr. Reese was an auditor in the Houston offices of Arthur Andersen LLP.

Mr. Reese holds a Bachelor of Arts in Economics and Managerial Studies and a Masters of Accounting from Rice University.

Cees van Diemen. Mr. van Diemen joined Pacific Drilling in 2009. He was appointed our Executive Vice President in February 2015, and has served as our Chief Operating Officer since August 2013. Prior to that, Mr. van Diemen was our Vice President of Operations. Mr. van Diemen has over 40 years of experience in the mobile offshore drilling industry and began his career offshore with Sedneth (now Transocean Ltd.) in 1977. His extensive industry experience includes 25 years at Noble Drilling Corporation, and its predecessor Neddrill, where he held various management positions of increasing responsibility working with jack-ups, semi-submersibles and drillships, with international posts in Europe, North and South America and West Africa.

Mr. van Diemen concluded his national service duty as a first lieutenant in the army, and holds a Bachelor of Science in Automotive Engineering from the University of Apeldoorn in the Netherlands.

Johannes P. Boots. Mr. Boots joined the company in December 2009 as our Vice President and Treasurer, and was appointed Senior Vice President and Chief Financial Officer in August 2017. Mr. Boots is responsible for the Company’s global treasury, financing, risk, audit, tax and investor relations activities. From June 2016 to August 2017, Mr. Boots served as our Senior Vice President of Finance and Treasurer. Mr. Boots has over 25 years of experience in public and private U.S. and European companies in the international oil service sector. Before joining Pacific Drilling, Mr. Boots served as corporate treasurer at Global Industries for four years, and spent 14 years at Noble Corp. and its predecessor Neddrill in various financial management roles, including treasury, corporate planning, accounting and internal audit. Prior to Noble Corp., he worked in the shipping and transportation industry for several years in various operational management roles.

Mr. Boots holds a Bachelor of Science degree in Business Economics from the University of Alkmaar, the Netherlands, and completed the Executive Advanced Management Program at the INSEAD Business School.

Michael D. Acuff. Mr. Acuff joined Pacific Drilling in June 2014 as our Senior Vice President of Sales and Business Development and was appointed Senior Vice President Commercial in November 2016. Mr. Acuff is responsible for management and administration of our sales and contract acquisition, strategic planning activities and procurement and supply chain. Mr. Acuff has more than 15 years of industry experience and prior to joining Pacific Drilling, was Senior Vice President of Contracts and Marketing at Diamond Offshore Drilling, Inc., where he worked from 2010 to 2013. From 1999 to 2010 Mr. Acuff held various management positions of increasing responsibility in Marketing, Corporate Planning, Operations and Human Resources with Transocean Ltd. Prior to joining Transocean Ltd., Mr. Acuff served in the U.S. Army from 1993 to 1997 as Battery Executive Officer, Battalion Personnel Officer and Platoon Leader.

Mr. Acuff holds a Bachelor of Science in Civil Engineering from the University of Tennessee and an MBA in Finance from Rice University.

Lisa Manget Buchanan. Ms. Buchanan joined Pacific Drilling in August 2015 as our Senior Vice President, General Counsel and Secretary. Ms. Buchanan has over 30 years of legal experience, most recently serving as Executive Vice President, General Counsel and Secretary and Chief Administrative Officer at Cal Dive International, Inc. from June 2006 to July 2015. Prior to Cal Dive, Ms. Buchanan was a partner at the law firm of Jones Walker LLP, which she joined as an associate in 1987 and became a partner in January 1994.

Ms. Buchanan holds a Bachelor of Science degree in commerce from the University of Virginia and a Juris Doctorate from Louisiana State University Law Center.

Richard E. Tatum. Mr. Tatum joined Pacific Drilling in October 2010 as our Director of Financial Reporting and was appointed Senior Vice President and Chief Accounting Officer in August 2017. Prior to that, Mr. Tatum served as our Vice President Controller from March 2014 until August 2017. Mr. Tatum has over 15 years of experience in offshore drilling and public accounting. Prior to joining Pacific Drilling in October 2010, Mr. Tatum served at Frontier Drilling from 2009 until its merger with Noble Drilling Corporation in 2010. Mr. Tatum began his career as an auditor with Grant Thornton LLP where he held a variety of roles with increasing responsibilities, his most recent position being a Manager in Grant Thornton’s National Professional Standards Group.

Mr. Tatum received his Bachelor of Business Administration and Master in Professional Accounting degrees from the University of Texas at Austin and is a CPA.

Board of Directors

In accordance with Luxembourg law, our Board of Directors is responsible for administering our affairs and for ensuring that our operations are organized in a satisfactory manner.

Our Articles and Luxembourg law provide that our Board of Directors shall have no fewer than three members. Pursuant to our Articles, the directors are elected at a general meeting of the shareholders. Resolutions adopted at a general meeting of shareholders determine the number of directors comprising our Board of Directors, the remuneration of the members of our Board of Directors and the term of each director’s mandate. Directors may not be appointed for a term of more than six years but are eligible for re-election at the end of their term; however, our Directors are generally appointed annually for one-year terms. Directors may be removed at any time, with or without cause, by a resolution adopted at a general meeting of shareholders. If the office of a director becomes vacant, the other members of our Board of Directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

The current members of our Board of Directors are as follows:

Name	Age	Position
Cyril Ducau	39	Chairman
N. Scott Fine	61	Vice Chairman
Jeremy Asher	59	Director
Antoine Bonnier	34	Director
Laurence N. Charney	70	Director
Sami Iskander	52	Director
Matthew Samuels	41	Director
Robert Schwed	69	Director

Cyril Ducau. Mr. Ducau was appointed as a director of the Company in April 2011 and serves as the Chairman of the Board and as Chairman of our Nominating Committee. He is currently Chief Executive Officer of Ansonia Holdings Singapore B.V. and a Managing Director of Quantum Pacific Ventures Limited and also serves as Chairman of the Board of Kenon Holdings Ltd., and as a director of Ansonia Holdings Singapore B.V., Quantum Pacific Shipping Services Pte. Ltd., and other private companies, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. He was previously Head of Business Development of Quantum Pacific Advisory Limited from 2008 to 2012. Prior to joining Quantum Pacific Advisory Limited, Mr. Ducau was Vice President in the investment banking division of Morgan Stanley & Co. International Ltd. in London and during his tenure there from 2000 to 2008, he held various positions in the Capital Markets, Leveraged Finance and Mergers and Acquisitions teams. Prior to that, Mr. Ducau gained experience in consultancy working for Arthur D. Little in Munich and investment management with Credit Agricole UI Private Equity in Paris.

Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.

N. Scott Fine. Mr. Fine was appointed as a director of the Company in December 2016 and serves as our Vice Chairman of the Board and as Chairman of our Restructuring Committee. He is currently the Chairman and CEO of CTD Holdings Inc., a Biotechnology/Healthcare Company. He also serves as a director of Better Place, Inc., where he is sole Director; Kenon Holdings Ltd.; Global Virus Network; and Forward Industries, where he serves as Chairman of the Audit Committee. Both Better Place, Inc. and Kenon Holding Ltd. may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Mr. Fine has been an investment banker and involved in corporate finance for over 35 years, and formerly served as the Vice Chairman and Lead Director of Central European Distribution Corporation (“CEDC”), a multi-billion dollar alcohol and beverage company.

Mr. Fine attended New Hampshire College where he studied Business Administration.

Jeremy Asher. Mr. Asher was appointed as a director of the Company in April 2011, and serves as Chairman of our Compensation Committee and a member of our Audit Committee, Nominating Committee and Restructuring Committee. Mr. Asher is currently Chairman of Agile Energy Limited, a privately held energy investment company, and Chairman of Tower Resources plc, an oil & gas exploration company. During the past five years, he has served as a director of Gulf Keystone Petroleum Ltd, an oil & gas exploration and production company, and a director of Oil Refineries Limited, an independent refiner and petrochemicals producer. Until 2008 he served as a director of Process Systems Enterprise Limited, a developer of process simulation software. Since 2001, Mr. Asher has also served as a director and financial investor in various other enterprises.

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

Antoine Bonnier. Mr. Bonnier was appointed as a director of the Company in October 2016 and serves as a member of our Restructuring Committee. He is currently the Managing Director of Quantum Pacific (UK) LLP and serves as a member of the board of directors of Kenon Holdings Ltd. and of Primus Green Energy, Inc., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Mr. Bonnier was previously a member of the investment team of Quantum Pacific Advisory Limited from 2011 to 2012. Prior to joining Quantum Pacific Advisory Limited in 2011, Mr. Bonnier was an Associate in the Investment Banking Division of Morgan Stanley & Co. During his tenure there, from 2005 to 2011, he held various positions in the Capital Markets and Mergers and Acquisitions teams in London, Paris and Dubai.

Mr. Bonnier graduated from ESCP Europe Business School and holds a Master of Science in Management.

Laurence N. Charney. Mr. Charney was appointed as a director of the Company in April 2011, and serves as Chairman of our Audit Committee and a member of our Compensation Committee and Restructuring Committee. Mr. Charney retired from Ernst & Young LLP (“Ernst & Young”) in June 2007, where, over the course of his more than 35-year career, he served as Partner, Practice Leader and Senior Advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, real estate, high-tech/software, media/entertainment, and non-profit sectors. His most recent affiliations have included board tenures with Marvel Entertainment, Inc. and Iconix Brand Group Inc. He has served on the board of TG Therapeutics, Inc. since April 2012, Kenon Holdings Ltd. since May 2014 and IC Power Ltd. (a subsidiary of Kenon Holdings Ltd.) since July 2015. Both Kenon Holdings Ltd. and IC Power Ltd. may be associated with the same ultimate beneficiary, Mr. Idan Ofer. He also serves as an audit quality executive with Frankel, Loughran, Starr and Vallone LLP.

Mr. Charney, a CPA, is a graduate of Hofstra University with a Bachelors Degree in Business Administration (Accounting), and he also completed an Executive Masters program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and New York State Society of Certified Public Accountants.

Sami Iskander. Mr. Iskander was appointed as a director of the Company in September 2013 and serves as a member of our Nominating Committee. Since February 2016, Mr. Iskander has served as Executive Vice President Upstream Joint Ventures for Shell Upstream International. Prior to that, Mr. Iskander was the Chief Operating Officer at BG Group plc, and served as a board member of BG Energy Holdings Limited and BG International Limited from September 2009 until February 2016. He was appointed to the BG Group Executive Committee in July 2009, having previously served BG Group in the role of Executive Vice President, Operations and Senior Vice President, Operations and Developments for BG Advance. Prior to joining BG Group in 2008, Mr. Iskander spent his career with Schlumberger Limited serving in a number of key leadership roles.

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

Mr. Samuels holds a Bachelor of Arts degree in Economics from University of Virginia and a Juris Doctorate from the University of Chicago Law School.

Robert Schwed. Mr. Schwed was appointed as a director of the Company in May 2013 and serves as a member of our Audit Committee, Compensation Committee and Restructuring Committee. From 2002 until his retirement in December 2015, Mr. Schwed was a partner in the Corporate Practice Group of the international law firm Wilmer Cutler Pickering Hale and Dorr LLP. He has over 40 years of experience working with private equity firms and their portfolio companies in corporate finance transactions. From 1982 until 2002, Mr. Schwed was a partner of Reboul MacMurray, a New York law firm specializing in private equity and venture capital matters. From 2009 until 2017, Mr. Schwed served as an Adjunct Professor at the George Washington University School of Law and since 2017 has been an adjunct instructor for the Winter Study Program at Williams College.

Mr. Schwed holds a Bachelor of Arts in Economics from Williams College and a Juris Doctorate from Harvard Law School.

B. COMPENSATION

Senior Management

Members of our senior management receive compensation for the services they provide. Currently, the cash compensation for each member of senior management is comprised of base salary, an annual performance bonus, cash-settled restricted share units and long term incentive cash awards (“LTIC awards”). The cash-settled restricted share units and LTIC awards may be paid in the future if certain performance targets of the Company are met prior to the vesting dates. During the year ended December 31, 2017, the aggregate cash compensation paid to all current members of senior management as a group was approximately $6.8 million.

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

Directors

During the year ended December 31, 2017, we paid an aggregate of approximately $2.3 million in directors’ fees to the independent members of the Board of Directors, excluding those members of the Board of Directors affiliated with the Quantum Pacific Group. We also paid an aggregate of approximately $0.8 million in directors’ fees to the non-independent members of the Board of Directors affiliated with the Quantum Pacific Group, which we pay directly to the Quantum Pacific Group. We did not make any awards under our 2011 Stock Plan to the members of the Board of Directors in 2017. Members of our Board of Directors who are also our employees or employees of our subsidiaries do not receive any additional compensation for their service on our Board of Directors. There are currently no members of our Board of Directors who are our employees or employees of our subsidiaries. We believe that our director fee structure is customary and reasonable for companies of our kind and consistent with that of our peers and similarly situated companies in the industry in which we operate. These fees may be increased from time to time by a resolution of the general meeting of shareholders.

Equity and Long-Term Incentive Compensation Plans

The Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (as amended and restated on March 4, 2014, the “2011 Stock Plan”) provides for the grant of stock options, stock appreciation rights, restricted shares, restricted share units and other equity-based or equity-related awards to directors, officers, employees and consultants. Subject to adjustment and terms as provided in the 2011 Stock Plan, 1.6 million common shares of Pacific Drilling S.A. were reserved and authorized for issuance, of which 1.2 million shares remain available for issuance as of March 23, 2018. The Compensation Committee of our Board of Directors determines the terms and conditions of equity awards made to participants under the 2011 Stock Plan and LTIC awards.

Under the 2011 Stock Plan, as of December 31, 2017, a total of 0.3 million options and 0.1 million equity-settled restricted share units were outstanding, of which 0.2 million options and 29,000 restricted share units were granted to members of senior management. The exercise prices of the stock options range from $21.70 to $108.00 per share. The option expiration dates range from March 31, 2021 to August 31, 2025. The restricted share units were granted at grant date values ranging from $36.40 to $108.00 per share. Until they vest, restricted share units do not have voting rights or participate in the earnings of the Company. We also have outstanding awards of 8,154 options under the 2011 Stock Plan to certain independent members of our Board of Directors. The exercise prices of these stock options range from $101.20 to $108.80 per share, and the option expiration dates range from March 31, 2022 to March 31, 2024.

During the year ended December 31, 2016, we granted $6.7 million of LTIC awards, of which $2.2 million were granted to members of senior management. On January 1, 2017, a total of $7.3 million LTIC awards were granted, of which $2.6 million were granted to members of senior management. Also on January 1, 2017, we granted 0.6 million cash-settled restricted share units, of which 0.3 million units were granted to members of senior management. The value of cash-settled restricted share units is determined based on our common share price on the vesting date and are paid in cash with no actual shares issued. In the second quarter of 2017, we converted all 0.3 million of unvested restricted share units granted in 2016, of which 0.1 million were granted to members of senior management, into cash-settled restricted share units. See Note 9 to our consolidated financial statements for additional information. No LTIC awards or awards under the 2011 Stock Plan have been made since the Petition Date.

The options and restricted share units granted prior to 2016 generally vest 25% annually over four years. For members of senior management, 66.7% of the share-based awards and LTIC awards granted in 2016 vested during 2017. In addition, 33.3% of the share-based awards and LTIC awards granted in 2017 vested during 2017. The remaining unvested portion of the 2016 grants and the 2017 grants vest in the future if certain performance targets of the Company are met prior to the vesting dates. For other employees, the share-based awards and LTIC awards granted in 2016 and 2017 generally vest 33.3% annually over three years. As of December 31, 2017, a total of 0.5 million cash-settled restricted share units were outstanding, of which 0.2 million were granted to members of senior management.

Benefit Plans and Programs

Pacific Drilling sponsors a defined contribution retirement plan covering substantially all U.S. employees (the “U.S. Savings Plan”) and an international savings plan covering certain of our international employees (the “International Savings Plan”). Under the U.S. Savings Plan, we match 100% of employee contributions up to 3% and 50% of the next 2% of eligible compensation per participant. Under the International Savings Plan, we match up to 3% of base compensation (limited to a contribution of $15,000 per participant). During the years ended December 31, 2017, 2016 and 2015, our total employer contributions to both plans amounted to $2.8 million, $4.1 million and $7.0 million, respectively.

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

Severance Agreements

We  have severance and change of control agreements with each of the Company’s senior management listed in Item 6, “Directors and Senior Management” (the “Severance Agreements”). Under the terms of the Severance Agreements, if at any time prior to a change of control of the Company (as defined in the Severance Agreements), the Company terminates the officer’s employment other than for cause (as defined in the Severance Agreements) or the officer terminates his or her employment for good reason (as defined in the Severance Agreements), the officer will be entitled to the following:

•

a lump sum payment equal to the sum of: (i) an amount equal to one year or two years (depending on the officer’s position) of the officer’s annual base salary in effect for the year of the date of termination, (ii) an amount equal to a pro-rated portion of the target bonus established for the officer for the year in which the termination occurs calculated through the date of termination, and (iii) an amount equal to the Company contributions that would be made for 12 months of benefits; and

•

automatic acceleration of the vesting of any stock options, restricted stock, restricted share units or LTIC awards that were granted to the officer that are scheduled to vest within one year following the date of termination.

If a change of control of the Company occurs and the Company terminates the officer’s employment other than for cause, or the officer terminates his or her employment for good reason, during the eighteen-month period following the date of the change of control, the officer will be entitled to the following:

•

a lump sum payment of (i) an amount equal to two or 2.75 times (depending on the officer’s position) the sum of: (A) the officer’s base salary in effect for the year of the date of termination, and (B) the target bonus established for the officer for the year in which the termination occurs, and (ii) an amount equal to the contributions that would be made for 24 months of benefits; and

•	automatic acceleration of the vesting of all unvested stock options, restricted stock, restricted share units or LTIC awards that were granted to the officer.

The Severance Agreements also include standard non-competition and non-solicitation language for a period of six months or one year (depending on the officer’s position) following termination of employment, as well as customary confidentiality and non-disparagement covenants. The current term of the Severance Agreements will end on December 31, 2019 subject to automatic two-year renewal terms unless either party gives notice to terminate the agreement ninety days prior to the end of the applicable term.

Indemnity Agreements

We  also have indemnity agreements with each of the Company’s directors and senior management. The indemnity agreements supplement the indemnification rights for the directors and officers under the Company's Articles, and provide, among other things, for mandatory indemnification against liabilities as well as mandatory advancement and reimbursement of all reasonable expenses that may be incurred by the indemnitees in various legal proceedings arising out of their service as directors and officers to the fullest extent authorized by the General Corporation Law of the State of Delaware and as permitted by Luxembourg law, including any amendments thereto. The indemnity agreements also set out the process for determining entitlement to indemnification, the conditions to advancement of expenses, the procedures for enforcement of indemnification rights, the limitations on indemnification and requirements relating to the notice and defense of claims for which indemnification is sought.

C. BOARD PRACTICES

See Item 10, “Memorandum and Articles of Association—Voting Rights—Appointment and Removal of Directors” for a detailed description regarding the appointment and removal of our Board of Directors.

On May 23, 2017, at our annual general meeting of shareholders (“2017 AGM”), each of our then current directors (Messrs. Asher, Beckett, Bonnier, Charney, Ducau, Fine, Iskander, Moskovitz, Samuels, Schwed and Wolff) was re-appointed for an additional one-year term until our annual general meeting on May 22, 2018 (the “2018 AGM”). Effective June 2, 2017, August 1, 2017, and August 31, 2017, respectively, Messrs. Moskovitz, Beckett, and Wolff resigned from our Board.

There are no service contracts between us and any of our current directors providing for benefits upon termination of their service.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating Committee, and may create such other committees as the Board of Directors shall determine from time to time. Each of the standing committees of our Board of Directors has the composition and responsibilities described below.

Audit Committee

The members of our Audit Committee are Messrs. Charney (as Chairman), Asher and Schwed, each of whom our Board of Directors has determined is financially literate. Our Board of Directors has determined that each of the members of our Audit Committee is “independent” under the standards of the NYSE and SEC rules. In addition, our Board of Directors has determined that Mr. Charney is an Audit Committee financial expert.

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

Compensation Committee

The members of our Compensation Committee are Messrs. Asher (as Chairman), Charney, Schwed and Samuels. The purpose of this committee is to oversee the discharge of the responsibilities of our Board of Directors relating to compensation of our executive officers. Our Compensation Committee also administers our incentive compensation and benefit plans. The Compensation Committee has adopted a charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE.

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

Nominating Committee

Our Board of Directors has established a Nominating Committee, members of which are Messrs. Ducau (as Chairman), Asher and Iskander.

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

Our Articles provide that the day-to-day management of our Company and the power to represent us in such matters may be delegated to one or more directors, officers or other agents. The day-to-day management has been delegated to Paul T. Reese, Chief Executive Officer, Johannes P. Boots, Chief Financial Officer, and Cees van Diemen, Chief Operating Officer, each of whom is authorized to represent us individually in this regard. However, certain matters may not be delegated by our Board of Directors, including approval of our accounts, approval of our annual budget, approval of our policies and approval of recommendations made by any committee of our Board of Directors.

Our Articles further provide that we are bound towards third parties in all matters by the joint signature of a majority of our Board of Directors. In addition, we are also bound towards third parties by the joint or single signature of any person to whom special signatory powers have been delegated pursuant to our Articles.

All decisions to be taken by our Board of Directors are subject to a quorum and vote of a majority of the directors. A Chairman of the Board is elected from the members of the Board. The Chairman has a casting vote in the event of a tie vote. Our Chairman of the Board is Cyril Ducau, who was re-elected at our 2017 AGM for a one-year term expiring at the 2018 AGM.

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

D. EMPLOYEES

Employees

As of December 31, 2017, we and our subsidiaries had a total of 768 employees and 5 subcontractors. These employees consisted of:

•	631 employees and subcontractors in engineering and operations; and
•	142 employees and subcontractors in finance, strategy and business development, sales and marketing and other administrative functions.

As of December 31, 2017, approximately 321 of our employees and our subcontractors were located in the United States and 181 were located in Nigeria. The remainder of our employees were in various other locations around the world.

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

We believe that our relations with employees and their labor unions are good. Some of our employees in Nigeria are currently represented by unions and covered by collective bargaining agreements.

E. SHARE OWNERSHIP

The table below shows the number and percentage of our outstanding common shares beneficially owned by each of our directors and members of senior management and all of our directors and officers as a group as of March 23, 2018, including stock options and restricted share units awarded to them under the 2011 Stock Plan that are exercisable or vest within 60 days. See Item 6, “Compensation—Equity Compensation Plans” for a description of the 2011 Stock Plan.

Beneficial Interest in
Common Shares
Number of
shares
Officer or Director	(in thousands)	Percentage (a)
Paul T. Reese	*	* %
Cees van Diemen	*	*
Johannes P. Boots	*	*
Michael D. Acuff	*	*
Lisa Manget Buchanan	*	*
Richard E. Tatum	*	*
Cyril Ducau	—	—
N. Scott Fine	—	—
Laurence N. Charney	*	*
Jeremy Asher	*	*
Sami Iskander	*	*
Robert Schwed	*	*
Antoine Bonnier	—	—
Matthew Samuels	—	—
All officers and directors as a group (b)	272	1.3%

*     Less than 1%.

(a)   Based on issued and outstanding shares of 21,338,602 as of March 23, 2018.

(b)   Includes an aggregate 0.1 million of common shares issuable upon exercise of options that are exercisable within 60 days and restricted share units that vest within 60 days held by our senior management and directors as of March 23, 2018. The exercise prices of the stock options range from $21.70 to $108.80 per share.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information as of March 23, 2018 for each shareholder whom we know to beneficially own more than five percent of our outstanding common shares:

	Common Shares Held
	Number of
	Shares
Identity of Person or Group	(in thousands)	Percentage
Quantum Pacific (Gibraltar) Limited(1)	15,000	70.3	%(2)

(1)

Quantum Pacific (Gibraltar) Limited is a Gibraltar company and wholly-owned subsidiary of Quantum Pacific International Limited, the indirect ultimate owner of which is a discretionary trust in which Mr. Idan Ofer is the primary beneficiary. The address of Quantum Pacific (Gibraltar) Limited is 57/63 Line Wall Road, Gibraltar.

(2)	Based on issued and outstanding shares of 21,338,602 as of March 23, 2018.

As of March 23, 2018, we had only one shareholder of record in the United States, Cede & Co. (nominee of The Depository Trust Company), in whose name all shareholdings in the United States are recorded. This single shareholder of record in the United States represented approximately 29.7% of the total outstanding common shares. The number of beneficial owners of our common shares in the United States is significantly larger than the number of record holders of our common shares in the United States.

Our major shareholder has no different voting rights from those of the rest of our shareholders.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company, except as may result in connection with our emergence from our Chapter 11 proceedings.

B. RELATED PARTY TRANSACTIONS

See Note 20 to our consolidated financial statements.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18, “Financial Statements” within this annual report.

Legal Proceedings

See Note 14 to our consolidated financial statements.

Distribution Policy

We will not be permitted to pay dividends or make distributions with respect to our common shares during our Chapter 11 proceedings, and after emerging from the proceedings, our ability to do so may be limited by the plan of reorganization and terms of our equity or debt financing.

B. SIGNIFICANT CHANGES

Not applicable.

ITEM 9.    THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our common shares commenced trading on the NYSE on November 11, 2011 under the symbol “PACD.” As of September 13, 2017, our common shares have been delisted from the NYSE and have commenced trading in the “Pink Sheets” of OTC Pink, currently under the ticker symbol “PACDQ.” On March 23, 2018, the closing price of our common shares on the OTC Pink was $0.65 per share.

The following table sets forth, for each full financial year, high and low intraday sale prices of our common shares after adjusting all periods for the 1-for-10 reverse stock split in May 2016:

	Price Per Common Share
	OTC Pink		NYSE
	High	Low	High	Low
	(US$)	(US$)	(US$)	(US$)
Fiscal Year Ended December 31,
2017	0.94	0.15	4.88	0.38
2016	n/a	n/a	11.56	2.80
2015	n/a	n/a	56.10	8.40
2014	n/a	n/a	115.10	42.30
2013	n/a	n/a	122.50	88.90

The following table sets forth, for each full financial quarter for the two most recent fiscal years, high and low intraday sale prices of our common shares after adjusting all periods for the 1-for-10 reverse stock split in May 2016:

	Price Per Common Share		Price Per Common Share
	OTC Pink		NYSE
	High	Low	High	Low
	(US$)	(US$)	(US$)	(US$)
Fiscal Year Ended December 31, 2017
Fourth quarter	0.94	0.16	n/a	n/a
Third quarter	0.38	0.15	1.72	0.38
Second quarter	n/a	n/a	2.22	1.60
First quarter	n/a	n/a	4.88	1.98
Fiscal Year Ended December 31, 2016
Fourth quarter	n/a	n/a	6.89	2.80
Third quarter	n/a	n/a	7.38	3.01
Second quarter	n/a	n/a	11.56	3.80
First quarter	n/a	n/a	9.30	3.00

The following table sets forth, for each of the six most recent months, high and low intraday sale prices of our common shares:

	Price Per Common Share
	OTC Pink
	High	Low
	(US$)	(US$)
March 2018 (a)	0.72	0.52
February 2018	0.97	0.58
January 2018	1.05	0.51
December 2017	0.78	0.40
November 2017	0.91	0.30
October 2017	0.94	0.16

(a)	March 1, 2018 through March 23, 2018.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our common shares currently trade on the OTC Pink under the symbol “PACDQ.”

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

Our corporate object, as stated in Article 3 (Corporate object) of our Articles, is the acquisition of participations, in Luxembourg or abroad, in any company or enterprise in any form whatsoever, and the management of those participations. The Company may in particular acquire, by subscription, purchase and exchange or in any other manner, any stock, shares and other participation securities, bonds, debentures, certificates of deposit and other debt instruments and, more generally, any securities and financial instruments issued by any public or private entity. It may participate in the creation, development, management and control of any company or enterprise. Further, it may invest in the acquisition and management of a portfolio of patents or other intellectual property rights of any nature or origin.

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

We are authorized to issue up to 5.0 billion common shares, par value of $0.01 per share. As of March 23, 2018, an aggregate of 22.5 million common shares were issued, of which 21.3 million shares are outstanding and 1.2 million shares are reserved for issuance under the 2011 Stock Plan. Each of our outstanding common shares entitles its holder to one vote at any general meeting of shareholders.

To our knowledge, as of March 23, 2018, there were no shareholders’ arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of us in favor of a third person other than the current controlling shareholder, an entity controlled by the Quantum Pacific Group,  except as may result in connection with our emergence from our Chapter 11 proceedings.

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

Luxembourg law provides that our Board of Directors is obligated to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so request in writing with an indication of the agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to our registered office at least five days before the holding of the general meeting of shareholders.

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

Extraordinary General Meetings of Shareholders. Extraordinary general meetings of shareholders are convened to resolve in particular upon an amendment to our Articles and certain other limited matters. An extraordinary general meeting of shareholders convened for the purpose of (a) an increase or decrease of the issued share capital, (b) a limitation or exclusion of preemptive rights, (c) approving a legal merger or de-merger of the Company, (d) dissolution of the Company or (e) an amendment of our Articles must have a quorum of at least 50% of our issued share capital, and such actions require approval of at least two-thirds of the votes validly cast at such extraordinary general meeting of shareholders. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened, pursuant to appropriate notification procedures, at a later date with no minimum quorum requirement applying. Abstentions are not considered “votes.”

Appointment and Removal of Directors. Members of our Board of Directors may be elected by simple majority of the votes validly cast at any general meeting of shareholders. Under our Articles, all directors can be elected for a period of up to six years with such possible extension as provided therein. Currently each director is serving a one-year term set to expire at the 2018 AGM. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. If the office of a director becomes vacant, our Articles provide that the other directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

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

Merger and De-Merger

Any merger must be approved by an extraordinary general meeting of shareholders of the Luxembourg company to be held before a notary. Similarly, the de-merger of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders.

Liquidation

In the event of our liquidation, dissolution or winding-up, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata to their respective shareholdings. The decision to voluntarily liquidate, dissolve or wind-up requires the approval of our shareholders at an extraordinary general meeting of shareholders to be held before a notary.

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

C. MATERIAL CONTRACTS

We have no material contracts other than those entered into in the ordinary course of business and those described in our description of indebtedness. See Item 5, “Liquidity and Capital Resources—Description of Indebtedness” and Note 6 to our consolidated financial statements in this annual report for a more detailed description of the terms of our debt financings.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We file annual and special reports and other information with the SEC. You may read and copy any documents filed by the Company at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, we post these documents on our website at www.pacificdrilling.com in the Investor Relations section.

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

Interest Rate Risk. We are exposed to changes in interest rates through our variable rate debt.  As of December 31, 2017, our net exposure to floating interest rate fluctuations on our outstanding debt for which we continued to accrue interest subsequent to the Petition Date was $1,019.2 million. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $10.2 million on an annual basis as of December 31, 2017. As of December 31, 2016, our net exposure to floating interest rate fluctuations on our outstanding debt under the 2013 Revolving Credit Facility, the SSCF and the Senior Secured Term Loan B was $750.9 million, based on floating rate debt of $1,863.4 million less the $1,112.5 million notional principal of our floating to fixed interest rate swaps. A 1% increase or decrease to the overall variable interest rate charged to us would have thus increased or decreased our interest expense by approximately $7.5 million on an annual basis as of December 31, 2016.

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

See Notes 2 and 6 to our consolidated financial statements.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria for internal control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operating effectiveness of its internal control over financial reporting.

Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. Based on this assessment, management has concluded that, as of December 31, 2017, our internal control over financial reporting was effective.

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

ITEM 16.   RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Charney, Chairman of the Audit Committee, is an independent Director as defined by the NYSE and is an audit committee financial expert as defined by the SEC. See Item 6.A, “Directors and Senior Management” for a description of Mr. Charney’s relevant experience.

ITEM 16B.  CODE OF ETHICS

We have a Global Code of Conduct applicable to our employees, directors and officers, including our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and other senior financial officers, that meets the standards and definitions of the SEC. Any changes to, or waiver from, the Global Code of Conduct will be made only by the Board of Directors, or a committee thereof, and appropriate disclosure will be made promptly on our website at www.pacificdrilling.com, in accordance with the rules and regulations of the SEC.

We have posted a copy of our Global Code of Conduct on our website at www.pacificdrilling.com in the Investor Relations section and will provide a copy without charge upon request sent to pdcompliance@pacificdrilling.com.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG LLP, an independent registered accounting firm and our principal external auditors, for the periods indicated.

	Years ended December 31,
	2017	2016
	(In thousands)
Audit fees(a)	$935	$1,078
Audit-related fees(b)	—	—
Tax fees(c)	—	64
All other fees(d)	—	—
Total	$935	$1,142

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

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee’s primary responsibilities are to assist the Board of Directors’ oversight of our accounting practices; the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, selection, independence and performance of our independent auditors; and the internal audit function. The Audit Committee has adopted in its charter a policy regarding the pre-approval of audit and permissible non-audit services provided by the Company’s independent auditors.

Under the policy, the Audit Committee pre-approves all audit services to be provided to the Company, whether provided by the principal auditors or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditors; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable rules and regulations. All services provided by the principal external auditors for the years ended December 31, 2017, 2016 and 2015 were approved by the Audit Committee pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total number of	Maximum number
			shares purchased	of shares that may
			as part of publicly	yet be purchased
Month in the year ended	Total number of	Average price paid	announced plans or	under the plans or
December 31, 2017	shares purchased	per share ($)	programs(a)	programs(a)
January	—	—	—	1,000,000
February	—	—	—	1,000,000
March	—	—	—	1,000,000
April	—	—	—	1,000,000
May	—	—	—	1,000,000
June	—	—	—	—
July	—	—	—	—
August	—	—	—	—
September	—	—	—	—
October	—	—	—	—
November	—	—	—	—
December	—	—	—	—
Total	—	$—	—	—

(a)	On May 11, 2015, our shareholders approved a share repurchase program for the repurchase up to 1.0 million shares of our common stock. The program expired on May 31, 2017 with no shares repurchased.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.   FINANCIAL STATEMENTS

See Item 18 below.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below are filed as part of this annual report on Form 20-F:

ITEM 19.  EXHIBITS

Exhibit Number	Description
1.1

Coordinated Articles of Association of Pacific Drilling S.A., dated June 24, 2016 (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F filed February 24, 2017, File No. 001-35345).

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

2.3

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

4.9

Sixth Amendment to Credit Agreement dated as of January 20, 2017, by and among Pacific Drilling S.A., as Borrower, the lenders party thereto, and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F filed February 24, 2017, File No. 001-35345).

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

4.16

Amendment No. 6 to Senior Secured Credit Facility Agreement, dated as of January 20, 2017 among Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, as Borrowers, Pacific Drilling S.A., as Guarantor, and the arrangers, lenders, agents and banks named therein (incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F filed February 24, 2017, File No. 001-35345).

4.17

Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-8, filed March 6, 2014, File No. 333-194380).

Exhibit Number	Description
8.1*	Subsidiaries of Pacific Drilling S.A.
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
15.1*	Consent of Independent Registered Public Accounting Firm.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*     Filed herewith.

**   Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PACIFIC DRILLING S.A.

	By:	/s/ Paul T. Reese
	Name:	Paul T. Reese
	Title:	Chief Executive Officer
Date: April 2, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Pacific Drilling S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Pacific Drilling S.A. (Debtor In Possession) and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, is in violation of its debt covenants, and is facing risks and uncertainties surrounding its Chapter 11 proceedings that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2008.

Houston, Texas

April 2, 2018

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except per share information)

	Years Ended December 31,
	2017	2016	2015
Revenues
Contract drilling	$319,716	$769,472	$1,085,063
Costs and expenses
Operating expenses	(244,089)	(290,038)	(431,261)
General and administrative expenses	(87,134)	(63,379)	(55,511)
Depreciation expense	(278,949)	(275,901)	(243,457)
	(610,172)	(629,318)	(730,229)
Loss from construction contract rescission	—	—	(40,155)
Operating income (loss)	(290,456)	140,154	314,679
Other income (expense)
Interest expense	(178,983)	(189,044)	(156,361)
Write-off of deferred financing costs	(30,846)	—	—
Gain on debt extinguishment	—	36,233	—
Reorganization items	(6,474)	—	—
Other expense	(5,544)	(2,393)	(3,217)
Income (loss) before income taxes	(512,303)	(15,050)	155,101
Income tax expense	(12,863)	(22,107)	(28,871)
Net income (loss)	$(525,166)	$(37,157)	$126,230
Earnings (loss) per common share, basic (Note 10)	$(24.64)	$(1.76)	$5.97
Weighted-average number of common shares, basic (Note 10)	21,315	21,167	21,145
Earnings (loss) per common share, diluted (Note 10)	$(24.64)	$(1.76)	$5.97
Weighted-average number of common shares, diluted (Note 10)	21,315	21,167	21,156

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Years Ended December 31,
	2017	2016	2015
Net income (loss)	$(525,166)	$(37,157)	$126,230
Other comprehensive income (loss):
Unrealized loss on available-for-sale securities	(485)	—	—
Reclassification adjustment for other-than-temporary impairment on available-for-sale securities realized in net income	485	—	—
Unrecognized loss on derivative instruments	(565)	(6,290)	(14,889)
Reclassification adjustment for loss on derivative instruments realized in net income (Note 12)	5,265	8,798	10,440
Reclassification adjustment for loss on derivative instruments realized in property and equipment (Note 12)	—	1,789	1,164
Total other comprehensive income (loss)	4,700	4,297	(3,285)
Total comprehensive income (loss)	$(520,466)	$(32,860)	$122,945

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except par value)

	December 31,
	2017	2016
Assets:
Cash and cash equivalents	$308,948	$585,980
Restricted cash	8,500	40,188
Accounts receivable, net	40,909	94,622
Materials and supplies	87,332	95,679
Deferred costs, current	14,892	10,454
Prepaid expenses and other current assets	14,774	13,892
Total current assets	475,355	840,815
Property and equipment, net	4,652,001	4,909,873
Long-term receivable	202,575	202,575
Other assets	33,030	44,944
Total assets	$5,362,961	$5,998,207
Liabilities and shareholders’ equity:
Accounts payable	$11,959	$17,870
Accrued expenses	36,174	45,881
Long-term debt, current	—	496,790
Accrued interest	6,088	14,164
Deferred revenue, current	23,966	45,755
Total current liabilities	78,187	620,460
Long-term debt, net of current maturities	—	2,648,659
Deferred revenue	12,973	32,233
Other long-term liabilities	32,323	30,655
Total liabilities not subject to compromise	123,483	3,332,007
Liabilities subject to compromise	3,087,677	—
Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 22,551 shares issued and 21,339 and 21,184 shares outstanding as of December 31, 2017 and December 31, 2016, respectively	213	212
Additional paid-in capital	2,366,464	2,360,398
Accumulated other comprehensive loss	(14,493)	(19,193)
Retained earnings (accumulated deficit)	(200,383)	324,783
Total shareholders’ equity	2,151,801	2,666,200
Total liabilities and shareholders’ equity	$5,362,961	$5,998,207

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

(in thousands)

						Accumulated	Retained
			Additional			Other	Earnings/	Total
	Common Shares		Paid-In	Treasury Shares		Comprehensive	(Accumulated	Shareholders’
	Shares	Amount	Capital	Shares	Amount	Loss	Deficit)	Equity
Balance at January 1, 2015	21,579	$217	$2,371,390	1,698	$(8,240)	$(20,205)	$235,710	$2,578,872
Shares issued under share-based compensation plan	101	1	(537)	(101)	—	—	—	(536)
Shares repurchased	(559)	—	—	559	(21,760)	—	—	(21,760)
Share-based compensation	—	—	12,534	—	—	—	—	12,534
Other comprehensive loss	—	—	—	—	—	(3,285)	—	(3,285)
Net income	—	—	—	—	—	—	126,230	126,230
Balance at December 31, 2015	21,121	218	2,383,387	2,156	(30,000)	(23,490)	361,940	2,692,055
Shares issued under share-based compensation plan	63	1	(90)	(63)	—	—	—	(89)
Cancellation of treasury shares	—	(7)	(29,993)	(726)	30,000	—	—	—
Share-based compensation	—	—	7,094	—	—	—	—	7,094
Other comprehensive income	—	—	—	—	—	4,297	—	4,297
Net loss	—	—	—	—	—	—	(37,157)	(37,157)
Balance at December 31, 2016	21,184	212	2,360,398	1,367	—	(19,193)	324,783	2,666,200
Shares issued under share-based compensation plan	155	1	(200)	(155)	—	—	—	(199)
Modification of unvested awards from equity to liability	—	—	(553)	—	—	—	—	(553)
Share-based compensation	—	—	6,819	—	—	—	—	6,819
Other comprehensive income	—	—	—	—	—	4,700	—	4,700
Net loss	—	—	—	—	—	—	(525,166)	(525,166)
Balance at December 31, 2017	21,339	$213	$2,366,464	1,212	$—	$(14,493)	$(200,383)	$2,151,801

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2017	2016	2015
Cash flow from operating activities:
Net income (loss)	$(525,166)	$(37,157)	$126,230
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	278,949	275,901	243,457
Amortization of deferred revenue	(46,829)	(67,053)	(86,276)
Amortization of deferred costs	11,689	13,945	25,951
Amortization of deferred financing costs	24,889	18,786	11,278
Amortization of debt discount	940	1,279	1,015
Write-off of deferred financing costs	30,846	—	5,965
Loss from construction contract rescission	—	—	38,084
Deferred income taxes	7,409	15,494	9,840
Share-based compensation expense	6,819	7,094	12,534
Gain on debt extinguishment	—	(36,233)	—
Other-than-temporary impairment of available-for-sale securities	6,829	—	—
Reorganization items	5,315	—	—
Changes in operating assets and liabilities:
Accounts receivable	53,713	73,428	62,977
Materials and supplies	6,187	2,564	(2,583)
Prepaid expenses and other assets	(20,457)	(29,276)	(10,840)
Accounts payable and accrued expenses	38,214	(24,843)	(18,712)
Deferred revenue	5,780	35,175	3,226
Net cash provided by (used in) operating activities	(114,873)	249,104	422,146
Cash flow from investing activities:
Capital expenditures	(36,645)	(52,625)	(181,458)
Purchase of available-for-sale securities	(6,000)	—	—
Net cash used in investing activities	(42,645)	(52,625)	(181,458)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	(199)	(89)	(536)
Proceeds from long-term debt	—	450,000	315,000
Payments on long-term debt	(146,473)	(110,832)	(581,083)
Payments for financing costs	(4,530)	(25,423)	(4,070)
Purchases of treasury shares	—	—	(21,760)
Net cash provided by (used in) financing activities	(151,202)	313,656	(292,449)
Increase (decrease) in cash and cash equivalents	(308,720)	510,135	(51,761)
Cash, cash equivalents and restricted cash, beginning of period	626,168	116,033	167,794
Cash, cash equivalents and restricted cash, end of period	$317,448	$626,168	$116,033

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1—Nature of Business

Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling contractor committed to being the preferred provider of offshore drilling services to the oil and natural gas industry through the use of high-specification floating rigs. Our primary business is to contract our fleet to drill wells for our clients.

Note 2—Bankruptcy Proceeding and Liquidity

Bankruptcy Proceeding—On November 12, 2017 (the “Petition Date”), Pacific Drilling S.A. and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions (the “Bankruptcy Petitions”) for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).  We have received approval from the Bankruptcy Court to jointly administer the cases under the caption In re Pacific Drilling S.A.  No trustee has been appointed and we will continue to operate as a “debtor in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. The Bankruptcy Court also granted us relief for a variety of “first day” motions to continue to operate our business in the normal course. The approved motions gave us the authority to, among other things, continue to pay employee wages and benefits without interruption, to utilize our current cash management system, and to pay certain foreign and critical vendors for goods and services provided prior to the Petition Date.

As a result of the Bankruptcy Petitions, the realization of assets and the satisfaction of liabilities are subject to uncertainty. Although the filing of the Bankruptcy Petitions triggered defaults under all of our existing debt obligations, creditors are stayed from taking any action against the Debtors as a result of such defaults, subject to certain limited exceptions permitted by the Bankruptcy Code. Absent an order of the Bankruptcy Court, substantially all of the Debtors’ pre-petition liabilities are subject to settlement under the Bankruptcy Code. While operating as debtors-in-possession under Chapter 11, we may sell or otherwise dispose of or liquidate assets or settle liabilities, subject to the approval of the Bankruptcy Court or as otherwise permitted in the ordinary course of business (and subject to applicable orders of the Bankruptcy Court), for amounts other than those reflected in the accompanying consolidated financial statements. Further, any restructuring plan may impact the amounts and classifications of assets and liabilities reported in our consolidated financial statements.

As of December 31, 2017, we have segregated liabilities and obligations whose treatment and satisfaction were dependent on the outcome of our reorganization under the Chapter 11 proceedings and have classified these items as liabilities subject to compromise on our consolidated balance sheets. Generally, all actions to enforce or otherwise effect repayment of pre-petition liabilities of the Debtors, as well as all pending litigation against the Debtors, were stayed while they are subject to the Chapter 11 proceedings. The ultimate amount and treatment for these types of liabilities will be subject to the claims resolution processes in our Chapter 11 proceedings and any restructuring plan confirmed by the Bankruptcy Court. Liabilities subject to compromise include only those liabilities that are obligations of the Debtors and exclude the obligations of the Company's non-debtor subsidiaries. Liabilities subject to compromise may vary significantly from the stated amounts of claims filed with the Bankruptcy Court.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

As of December 31, 2017, the components of liabilities subject to compromise are as follows:

December 31, 2017
(in thousands)
2017 Senior Secured Notes	$439,364
2018 Senior Secured Term Loan B	718,125
2013 Revolving Credit Facility	475,000
Senior Secured Credit Facility	661,478
2020 Senior Secured Notes	750,000
Accrued interest	39,618
Accounts payable and other estimated allowed claims	4,092
Total liabilities subject to compromise	$3,087,677

See Note 6 for further discussion of the 2017 Senior Secured Notes, 2018 Senior Secured Term Loan B, 2013 Revolving Credit Facility, Senior Secured Credit Facility, 2020 Senior Secured Notes.

In addition, we have classified all income, expenses, gains or losses that were incurred or realized as a result of the Chapter 11 proceedings as reorganization items in our consolidated statements of operations. The components of reorganization items are as follows:

Year Ended
December 31, 2017
(in thousands)
Professional fees	$6,447
Revision of estimated claims	27
Total reorganization items	$6,474

Liquidity—Our liquidity fluctuates depending on a number of factors, including, among others, our contract backlog, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs and other obligations. Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development by our current and potential customers on a global basis while at the same time the supply of available drillships has increased, which in turn has negatively affected our revenue, profitability and cash flows.

Primary sources of funds for our short-term liquidity needs are expected to be our cash flow generated from operating activities and existing cash, cash equivalents and restricted cash balances. As of December 31, 2017, we had $308.9 million of cash and cash equivalents and $8.5 million of restricted cash. As part of our “first day” relief in the Chapter 11 proceedings, the Bankruptcy Court granted us authority to use property that may be deemed to be “cash collateral” of our prepetition lenders within the meaning of Section 363(a) of the Bankruptcy Code, which may include a portion of our cash flow generated from operating activities. We do not have additional borrowing capacity under any of our outstanding credit facilities, though we may seek “debtor in possession” financing with the approval of the Bankruptcy Court in the future if required.

We have significant indebtedness. Our level of indebtedness has adversely impacted and is continuing to adversely impact our financial condition. Our financial condition, the defaults under our debt agreements, and the risks and uncertainties surrounding our Chapter 11 proceedings raise substantial doubt about our ability to continue as a going concern. However, the consolidated financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of our Chapter 11 proceedings. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.

Note 3—Significant Accounting Policies

Bankruptcy Accounting—Our consolidated financial statements included herein have been prepared as if we are a going concern and reflect the application of Accounting Standards Codification (“ASC”) 852, Reorganizations, issued

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

by the Financial Accounting Standards Board (“FASB”). ASC 852 requires that financial statements for periods subsequent to the Chapter 11 filing distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, we classify liabilities and obligations whose treatment and satisfaction are dependent on the outcome of the reorganization under the Chapter 11 proceedings as liabilities subject to compromise on our consolidated balance sheets at December 31, 2017. In addition, we classify all income, expenses, gains or losses that were incurred or realized as a result of the Chapter 11 proceedings as reorganization items in our consolidated statements of operations. See Note 2.

Our consolidated financial statements do not purport to reflect or provide for the consequences of our Chapter 11 proceedings. In particular, the consolidated financial statements do not purport to show: (i) the realizable value of assets on a liquidation basis or their availability to satisfy liabilities; (ii) the amount of prepetition liabilities that may be allowed for claims or contingencies, or the status and priority thereof; (iii) the effect on stockholders’ equity accounts of any changes that may be made to our capitalization; or (iv) the effect on operations of any changes that may be made to our business.

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

We are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), with Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech owns 51% of PIDWAL and PIDWAL has a 50.1% ownership interest in two of our rig holding subsidiaries, Pacific Bora Ltd. and Pacific Scirocco Ltd. PIDWAL’s interest in the rig holding subsidiaries is held through a holding company of PIDWAL, Pacific Drillship Nigeria Limited (“PDNL”). Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Likewise, PIDWAL will not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. PIDWAL and PDNL are variable interest entities for which we are the primary beneficiary. Accordingly, we consolidate all interests of PIDWAL and PDNL and no portion of their operating results is allocated to the noncontrolling interest. See Note 17.

In addition to the joint venture agreement, we are a party to marketing and logistic services agreements with Derotech and an affiliated company of Derotech. During the years ended December 31, 2017, 2016 and 2015, we incurred fees of $2.7 million, $8.7 million and $13.9 million, respectively, under such agreements.

Accounting Estimates—The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States (“GAAP”) requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, long-term receivable, liabilities subject to compromise, reorganization items, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

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

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

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

Restricted Cash—As of December 31, 2017 and 2016, our consolidated balance sheets included $8.5 million in restricted cash used as cash collateral under our treasury management services agreement with a financial institution. As of December 31, 2016, restricted cash also included $31.7 million pledged to the lenders under a debt agreement as cash collateral. See Note 6.

Accounts Receivable—We record trade accounts receivable at the amount we invoice our clients. We provide an allowance for doubtful accounts, as necessary, based on a review of outstanding receivables, historical collection information and existing economic conditions. We do not generally require collateral or other security for receivables. As of December 31, 2017 and 2016, we had $2.6 million and $0 in allowance for doubtful accounts, respectively.

Available-for-sale Securities—We record our investment in available-for-sale securities at fair value with unrealized gains and losses, net of tax, in accumulated other comprehensive loss on our consolidated balance sheets. We report realized gains or losses and any unrealized losses that are determined to be other than temporary in our consolidated statements of operations. See Note 11.

Materials and Supplies—Materials and supplies held for consumption are carried at average cost, net of allowances for excess or obsolete materials and supplies of $11.1 million and $7.3 million as of December 31, 2017 and 2016, respectively.

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

We review property and equipment for impairment when events or changes in circumstances indicate that the carrying amounts of our assets held and used may not be recoverable. Potential impairment indicators include steep declines in commodity prices and related market conditions, actual or expected declines in rig utilization, increases in idle time or significant damage to the property and equipment that adversely affects the extent and manner of its use. We assess impairment using estimated undiscounted cash flows for the property and equipment being evaluated by applying assumptions regarding future operations, market conditions, dayrates, utilization and idle time. An impairment loss is recorded in the period if the carrying amount of the asset is not recoverable. During 2017, 2016 and 2015, there were no long-lived asset impairments.

Deferred Financing Costs—Deferred financing costs associated with long-term debt are carried at cost and are amortized to interest expense using the effective interest rate method over the term of the applicable long-term debt. As of December 31, 2017, all deferred financing costs have been written off. See Note 6.

Foreign Currency Transactions—The consolidated financial statements are stated in U.S. dollars. We have designated the U.S. dollar as the functional currency for our foreign subsidiaries in international locations because we

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

contract with clients, purchase equipment and finance capital using the U.S. dollar. Transactions in other currencies have been translated into U.S. dollars at the rate of exchange on the transaction date. Any gain or loss arising from a change in exchange rates subsequent to the transaction date is included as an exchange gain or loss. Monetary assets and liabilities denominated in currencies other than U.S. dollars are reported at the rates of exchange prevailing at the end of the reporting period. During 2017, 2016 and 2015, foreign exchange losses were $0.7 million, $0.5 million and $3.6 million, respectively, and recorded in other expense within our consolidated statements of operations.

Earnings per Share—Basic earnings per common share (“EPS”) is computed by dividing the net income by the weighted-average number of common shares outstanding for the period. Basic and diluted EPS are retrospectively adjusted for the effects of stock dividends or stock splits. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company. Anti-dilutive securities are excluded from diluted EPS. In May 2016, shareholders at our Extraordinary General Meeting approved a 1-for-10 reverse stock split of our common shares (the “Reverse Stock Split”). All share and per share information in the accompanying financial statements has been restated retroactively to reflect the Reverse Stock Split.

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

Share-Based Compensation—The grant date fair value of share-based awards granted to employees is recognized as an employee compensation expense over the requisite service period on a straight-line basis. For share-based awards to be settled in cash, compensation expense is remeasured each period with a cumulative adjustment to compensation cost based on changes in our share price. The amount of compensation expense recognized is adjusted to reflect the number of awards for which the related vesting conditions are expected to be met using estimated forfeitures. The amount of compensation expense ultimately recognized is based on the number of awards that do meet the vesting conditions at the vesting date.

Derivatives—We apply cash flow hedge accounting to interest rate swaps that are designated as hedges of the variability of future cash flows. The derivative financial instruments are recorded on our consolidated balance sheets at fair value as either assets or liabilities. Changes in the fair value of derivatives designated as cash flow hedges, to the extent the hedge is effective, are recognized in accumulated other comprehensive income until the hedged item is recognized in earnings.

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

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

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

Recently Adopted Accounting Standards

Deferred Taxes — On November 20, 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-17, Balance Sheet Classification of Deferred Taxes, which requires all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The guidance, however, does not change the existing requirement that only permits offsetting within a tax jurisdiction. We adopted the standard prospectively effective January 1, 2017, which resulted in the reclassification of our deferred tax balances from current to long-term on our consolidated balance sheets. Our adoption of the standard did not have a material effect on our consolidated financial statements and related disclosures.

Share-based Payments — On March 30, 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which requires recognition of the income tax effects of equity awards in the income statement when the awards vest or are settled. The standard also allows employers to withhold shares upon settlement of an award for an amount up to the employees’ maximum individual tax rate in the relevant jurisdiction without resulting in liability classification of the award. The standard permits entities to make an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards. We adopted the standard effective January 1, 2017, using estimated forfeitures to recognize expense for share-based payment awards. Our adoption of the standard did not have a material effect on our consolidated financial statements and related disclosures.

Recently Issued Accounting Standards

Revenue Recognition — On May 28, 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard replaces most existing revenue recognition guidance under GAAP.

Effective January 1, 2018, we account for the services provided within our drilling contracts as a single performance obligation composed of a series of distinct goods or services, which will be satisfied over time. We determine the total transaction price for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. Consideration that does not relate to a distinct good or service, such as mobilization, demobilization, and contract preparation revenue, is allocated across the single performance obligation and recognized ratably over the term of the contract. All other components of consideration within a contract, including the dayrate revenue, continue to be recognized in the period when the services are performed. Our revenue recognition under ASU 2014-09 differs from our previous revenue recognition pattern only as it relates to demobilization revenue. Demobilization revenue, which was recognized upon completion of a contract under previous GAAP, is estimated at contract inception and recognized over the term of the contract under ASU 2014-09. We plan to adopt ASU 2014-09 effective January 1, 2018 using the modified retrospective approach whereby we will record the cumulative effect of applying the new standard to all outstanding contracts as of January 1, 2018 as an adjustment to opening retained earnings. We do not expect this adjustment to be material.

Classification and Measurement of Financial Instruments — On January 25, 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which requires all equity investments that do not result in consolidation and are not accounted for under the equity method to be measured at fair value through earnings, and eliminates the available-for-sale classification for equity securities with readily determinable fair values. The standard requires entities to record a cumulative-effect adjustment

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

on their balance sheets as of the beginning of the fiscal year of adoption. We adopted the standard effective January 1, 2018 with no impact to our consolidated financial statements.

Leases — On February 25, 2016, the FASB issued ASU 2016-02, Leases, which (a) requires lessees to recognize a right-of-use asset and liability for virtually all leases, and (b) updates previous accounting standards for lessors to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. The update, which permits early adoption, is effective for annual and interim periods beginning after December 15, 2018. Under the updated accounting standards, we believe that our drilling contracts contain a lease component, and our adoption of the updates, therefore, may require that we separately recognize revenues associated with the lease and services components. Additionally, for transactions in which we are considered a lessee, we will recognize a lease liability and a right-of-use asset based on our portfolio of leases upon adoption. We expect to adopt the standard effective January 1, 2019 using the modified retrospective approach. Our adoption, and the ultimate effect on our consolidated financial statements, will be based on an evaluation of the contract-specific facts and circumstances, and such effect could introduce variability to the timing of our revenue recognition relative to current accounting standards. We are currently evaluating the requirements to determine the effect such requirements may have on our consolidated financial statements and related disclosures.

Measurement of Credit Losses on Financial Instruments — On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. The new model will apply to: (1) loans, accounts receivable, trade receivables, and other financial assets measured at amortized cost, (2) loan commitments and certain other off-balance sheet credit exposures, (3) debt securities and other financial assets measured at fair value through other comprehensive income, and (4) beneficial interests in securitized financial assets. This update is effective for annual and interim periods beginning after January 1, 2020. We are currently evaluating the effect the standard may have on our consolidated financial statements and related disclosures.

Tax Accounting for Intra-Entity Asset Transfers — On October 24, 2016, the FASB issued ASU 2016-16, Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory, which requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transaction occurs as opposed to deferring tax consequences and amortizing them into future periods. The standard requires a modified retrospective approach with a cumulative-effect adjustment directly to retained earnings at the beginning of the period of adoption. We adopted the standard effective January 1, 2018 with no impact to our consolidated financial statements.

Scope of Modification Accounting for Stock Compensation — On May 10, 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718)—Scope of Modification Accounting, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. We adopted the standard effective January 1, 2018.

Modification of Accounting for Hedging Activities — On August 28, 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815)—Targeted Improvements to Accounting for Hedging Activities, which eliminates the requirement to separately measure and report hedge ineffectiveness and requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The new guidance also eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness. We adopted the standard effective January 1, 2018.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Note 4—Property and Equipment

Property and equipment consists of the following:

	December 31,
	2017	2016
	(in thousands)
Drillships and related equipment	$5,911,792	$5,891,860
Other property and equipment	20,566	20,360
Property and equipment, cost	5,932,358	5,912,220
Accumulated depreciation	(1,280,357)	(1,002,347)
Property and equipment, net	$4,652,001	$4,909,873

During the years ended December 31, 2017, 2016 and 2015, we capitalized interest costs of $0, $0 and $37.1 million, respectively.

Note 5—Loss from Construction Contract Rescission

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

As of December 31, 2017 and 2016, we owned $75.0 million in purchased equipment for the Pacific Zonda recorded in property and equipment, a majority of which remains on board the Pacific Zonda subject to return to us by SHI. During the year ended December 31, 2015, we incurred $2.0 million in crew costs directly associated with the Pacific Zonda subsequent to our rescission of the Construction Contract. The resulting net loss recognized in the year ended December 31, 2015 was $40.2 million, which is included in “loss from construction contract rescission” in our consolidated statements of operations.

Based on our assessment of the facts and circumstances of the rescission, we believe the recovery of the advance payments and accrued interest in the amount of $202.6 million is probable, and is thus presented as a  long-term receivable on our consolidated balance sheets at December 31, 2017 and 2016, respectively.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Note 6—Debt

Debt, net of debt discounts, consists of the following:

	December 31,
	2017	2016
	(in thousands)
Debt Obligations:
2017 Senior Secured Notes	$439,364	$438,880
2018 Senior Secured Term Loan B	718,125	722,706
2013 Revolving Credit Facility	475,000	500,000
Senior Secured Credit Facility	661,478	777,326
2020 Senior Secured Notes	750,000	750,000
Less: unamortized deferred financing costs	—	(43,463)
Total debt	3,043,967	3,145,449
Less: liabilities subject to compromise	(3,043,967)	—
Less: current portion of long-term debt	—	(496,790)
Total long-term debt	$—	$2,648,659

On November 12, 2017, the Debtors filed the Bankruptcy Petitions for relief under Chapter 11 of the Bankruptcy Code. The filing of the Bankruptcy Petitions constituted an event of default with respect to the 2017 Senior Secured Notes, 2018 Senior Secured Term Loan B, 2013 Revolving Credit Facility, Senior Secured Credit Facility and 2020 Senior Secured Notes (as defined below). As a result, the corresponding pre-petition secured indebtedness became immediately due and payable and any efforts to enforce such payment obligations were automatically stayed as a result of the Chapter 11 proceedings. As of December 31, 2017, all debt is classified as liabilities subject to compromise on our consolidated balance sheets.

2017 Senior Secured Notes

In November 2012, Pacific Drilling V Limited (“PDV”), an indirect, wholly-owned subsidiary of the Company, and the Company, as guarantor, completed a private placement of $500.0 million in aggregate principal amount of 7.25% senior secured notes due 2017 (the “2017 Senior Secured Notes”). The 2017 Senior Secured Notes bore interest at 7.25% per annum, payable semiannually on June 1 and December 1, with a scheduled maturity on December 1, 2017.

The 2017 Senior Secured Notes are secured by a first-priority security interest (subject to certain exceptions) in the Pacific Khamsin, and substantially all of the other assets of PDV, including an assignment of earnings and insurance proceeds related to the Pacific Khamsin.

During the year ended December 31, 2016, we repurchased $60.6 million of our 2017 Senior Secured Notes.

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

Borrowings under (A) the Commercial Tranche bear interest at London Interbank Offered Rate (“LIBOR”) plus a margin of 3.75%, (B) the EKN sub-tranche bear interest, at our option, at (i) LIBOR plus a margin of 1.5% (which margin may be reset on May 31, 2019) or (ii) at a Commercial Interest Reference Rate of 2.37% and (C) the bank sub-

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

tranche bear interest at LIBOR plus a margin of 1.5%. Borrowings under both sub-tranches are also subject to a guarantee fee of 2% per annum. Interest is payable quarterly.

The Commercial Tranche has a scheduled maturity on May 31, 2019. Loans made with respect to the Pacific Sharav under the GIEK Tranche have a scheduled maturity on May 12, 2026. Loans made with respect to the Pacific Meltem under the GIEK Tranche have a scheduled maturity on November 24, 2026. The GIEK Tranche contains a put option exercisable if the Commercial Tranche is not refinanced or renewed on or before February 28, 2019. If the GIEK Tranche put option is exercised, each SSCF Borrower must prepay, in full, the portion of all outstanding loans that relate to the GIEK Tranche, on or before May 31, 2019, without any premium, penalty or fees of any kind. The SSCF requires semiannual amortization payments of $39.9 million; however, we will not make these payments during the pendency of our Chapter 11 proceedings.

As of December 31, 2016, we had pledged $31.7 million as collateral to the SSCF lenders to comply with the loan to rig value covenant. The pledged amount was classified as restricted cash on our consolidated balance sheets at December 31, 2016. During 2017, we applied the cash collateral to the principal installment due in May 2017.

2020 Senior Secured Notes

On June 3, 2013, we completed a $750.0 million private placement of 5.375% senior secured notes due 2020 (the “2020 Senior Secured Notes”).

The 2020 Senior Secured Notes bear interest at 5.375% per annum, payable semiannually on June 1 and December 1, with a scheduled maturity on June 1, 2020.

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

2018 Senior Secured Institutional Term Loan – Term Loan B

On June 3, 2013, we entered into a $750.0 million senior secured institutional term loan maturing 2018 (the “Senior Secured Term Loan B”). The Senior Secured Term Loan B bears interest, at our election, at either (1) LIBOR, which will not be less than a floor of 1% plus a margin of 3.5% per annum, or (2) a rate of interest per annum equal to (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% or (iii) 1% per annum above the one-month LIBOR, whichever is the highest rate in each case plus a margin of 2.5% per annum. Interest is payable quarterly. The Senior Secured Term Loan B requires quarterly amortization payments of $1.9 million and has a scheduled maturity on June 3, 2018; however, we will not make these payments during the pendency of our Chapter 11 proceedings.

The Senior Secured Term Loan B is secured by the Shared Collateral and subject to the terms and provisions of the Intercreditor Agreement.

2013 Revolving Credit Facility

On June 3, 2013, we entered into a $500.0 million senior secured revolving credit facility with a scheduled maturity on June 3, 2018 (as amended, the “2013 Revolving Credit Facility”). The 2013 Revolving Credit Facility is secured by the Shared Collateral and subject to the provisions of the Intercreditor Agreement. The 2013 Revolving

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Credit Facility permitted loans to be extended up to a maximum sublimit of $475.0 million and permitted letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $475.0 million overall facility limit.

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

Interest Expense

We have not accrued interest expenses that we believe are not probable of being treated as an allowed claim in the Chapter 11 proceedings. During the year ended December 31, 2017, contractual interest related to the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B that would have been accrued absent the Bankruptcy Petitions was $12.0 million.

Deferred Financing Costs

During the year ended December 31, 2017, $30.8 million of deferred financing costs previously recorded within our consolidated balance sheets were written off as an expense.

Note 7—Income Taxes

Pacific Drilling S.A., a holding company and Luxembourg resident, is subject to Luxembourg corporate income tax and municipal business tax at a combined rate of 27.1% for the year ended December 31, 2017, and 29.2% for the years ended December 31, 2016 and 2015. Qualifying dividend income and capital gains on the sale of qualifying investments in subsidiaries are exempt from Luxembourg corporate income tax and municipal business tax. Consequently, Pacific Drilling S.A. expects dividends from its subsidiaries and capital gains from sales of investments in its subsidiaries to be exempt from Luxembourg corporate income tax and municipal business tax.

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

Income (loss) before income taxes consists of the following:

	Years ended December 31,
	2017	2016	2015
	(in thousands)
Luxembourg	$349	$190,849	$94,558
United States	1,301	3,855	4,812
Other jurisdictions	(513,953)	(209,754)	55,731
Income (loss) before income taxes	$(512,303)	$(15,050)	$155,101

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

The components of income tax (provision) / benefit consists of the following:

	Years ended December 31,
	2017	2016	2015
	(in thousands)
Current income tax benefit (expense):
Luxembourg	$(2,287)	$53	$(1,107)
United States	(3,202)	(1,874)	(2,347)
Other foreign	35	(4,792)	(15,577)
Total current	$(5,454)	$(6,613)	$(19,031)
Deferred tax benefit (expense):
Luxembourg	$321	$(2,893)	$(2,908)
United States	(6,145)	(448)	(1,071)
Other foreign	(1,585)	(12,153)	(5,861)
Total deferred	$(7,409)	$(15,494)	$(9,840)
Income tax expense	$(12,863)	$(22,107)	$(28,871)

A reconciliation between the Luxembourg statutory rate of 27.1% for the year ended December 31, 2017 and 29.2% for the years ended December 31, 2016 and 2015 and our effective tax rate is as follows:

	Years ended December 31,
	2017	2016	2015
Statutory rate	27.1%	29.2%	29.2%
Effect of tax rates different than the Luxembourg statutory tax rate	(19.2)%	(13.2)%	(22.5)%
Change in valuation allowance	(8.0)%	(85.1)%	10.6%
Changes in unrecognized tax benefits	(0.8)%	(75.9)%	1.9%
Equity based compensation shortfall	(1.2)%	(7.0)%	1.4%
Change in enacted statutory tax rates	(0.5)%	—%	—%
Adjustments related to prior years	0.1%	5.1%	(2.0)%
Effective tax rate	(2.5)%	(146.9)%	18.6%

The components of deferred tax assets and liabilities consists of the following:

	December 31,
	2017	2016
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$52,568	$26,190
Depreciation and amortization	35,873	25,109
Accrued payroll expenses	4,595	9,471
Deferred revenue	2,189	5,744
Other	1,119	1,622
Deferred tax assets	96,344	68,136
Less: valuation allowance	(86,495)	(45,766)
Total deferred tax assets	$9,849	$22,370

Deferred tax liabilities:
Depreciation and amortization	$(6,505)	$(7,465)
Deferred expenses	(1,459)	(8,598)
Other	(88)	(1,083)
Total deferred tax liabilities	$(8,052)	$(17,146)

Net deferred tax assets	$1,797	$5,224

As of December 31, 2017 and 2016, the Company had gross deferred tax assets of $52.6 million and $26.2 million, respectively, related to loss carry forwards in various worldwide tax jurisdictions. The majority of the loss carry forwards have no expiration.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

A valuation allowance for deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2017 and 2016, the valuation allowance for deferred tax assets was $86.5 million and $45.8 million, respectively. During the year ended December 31, 2017, the increase in our valuation allowance primarily resulted from net operating losses, for which it is uncertain if a tax benefit will be realized. The newly enacted U.S. tax legislation reduced our net deferred tax assets as of December 31, 2017 by an immaterial amount, and is not expected to have a material impact on our income tax expense in future years.

We consider the earnings of certain of our subsidiaries to be indefinitely reinvested. Accordingly, we have not provided for taxes on these unremitted earnings. Should we make distributions from the unremitted earnings of these subsidiaries, we would be subject to taxes payable in certain jurisdictions. As of December 31, 2017, the amount of indefinitely reinvested earnings was approximately $24.1 million, and if all of these indefinitely reinvested earnings were distributed, we would be subject to estimated taxes of approximately $7.2 million.

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. As of December 31, 2017, we had $38.9 million of unrecognized tax benefits which were included in other long-term liabilities on our consolidated balance sheets and would impact our consolidated effective tax rate if realized. To the extent we have income tax receivable balances available to utilize against amounts payable for unrecognized tax benefits, we have presented such receivable balances as a reduction to other long-term liabilities on our consolidated balance sheets. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2017 and 2016 is as follows:

	December 31,
	2017	2016
	(in thousands)
Balance, beginning of year	$34,027	$24,914
Increases in unrecognized tax benefits as a result of tax positions taken during current year	4,833	9,113
Balance, end of year	$38,860	$34,027

As of December 31, 2017 and 2016, accrued interest and penalties totaled $0 and $4.8 million respectively, and were included in other long-term liabilities on our consolidated balance sheets. During the years ended December 31, 2017, 2016 and 2015, we recognized expense of $0, $2.3 million, and $1.2 million associated with interest and penalties respectively. Interest and penalties are included in income tax expense in our consolidated statements of operations.

The Company is subject to taxation in various U.S., foreign, and state jurisdictions in which it conducts business. Tax years as early as 2011 remain subject to examination. As of December 31, 2017, the Company has ongoing tax audits in Nigeria and Brazil.

Note 8—Shareholders’ Equity

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

In May 2016, shareholders at our Extraordinary General Meeting approved the cancellation of 0.7 million treasury shares that we repurchased under our share repurchase program. We accounted for this non-cash transaction by netting the treasury shares at total cost of $30.0 million against the statutory share capital of the cancelled shares and additional paid-in capital.

In May 2016, upon approval by shareholders at our Extraordinary General Meeting, a 1-for-10 reverse stock split of our common shares, the Reverse Stock Split became effective and our common shares began trading on a split-adjusted basis. On the effective date of the Reverse Stock Split, our shareholders received one new common share for every 10 common shares they owned. All share and per share information in the accompanying financial statements has been restated retroactively to reflect the Reverse Stock Split.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

As of December 31, 2017, the Company’s share capital consists of 5.0 billion common shares authorized, $0.01 par value per share, 22.5 million common shares issued and 21.3 million common shares outstanding, of which approximately 70.3% is held by Quantum Pacific (Gibraltar) Limited.

Note 9—Share-Based Compensation

We recorded share-based compensation expense and related tax benefit within our consolidated statements of operations as follows:

	Years Ended December 31,
	2017	2016	2015
	(in thousands)
Operating expenses	$416	$658	$4,650
General and administrative expenses	6,403	6,436	7,884
Share-based compensation expense	6,819	7,094	12,534
Tax benefit (a)	(1,147)	(2,011)	(2,690)
Total	$5,672	$5,083	$9,844

(a)	The effects of tax benefit from share-based compensation expense are included within income tax expense in our consolidated statements of operations.

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

During the years ended December 31, 2017 and 2016, there were no options granted. During the year ended December 31, 2015, the fair value of the options granted was calculated using the following weighted-average assumptions:

2015
Stock Options
Expected volatility	40.9%
Expected term (in years)	6.25
Expected dividends	—
Risk-free interest rate	1.7%

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

A summary of option activity under the 2011 Stock Plan as of and for the year ended December 31, 2017 is as follows:

	Number of Shares Under Option	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)	(per share)	(in years)	(in thousands)
Outstanding — January 1, 2017	637	$74.24
Granted	—	—
Exercised	—	—
Cancelled or forfeited	(358)	81.62
Outstanding — December 31, 2017	279	$64.76	6.7	$—
Exercisable — December 31, 2017	195	$77.07	6.1	$—

The weighted-average grant date fair value of options granted during the year ended December 31, 2015 was $14.90 per option.

During the years ended December 31, 2017, 2016 and 2015,  no options were exercised. As of December 31, 2017, total compensation costs related to nonvested option awards not yet recognized was $0.7 million and was expected to be recognized over 1.3 years.

Restricted Share Units

Pursuant to the 2011 Stock Plan, the Company has granted restricted share units to certain members of our Board of Directors, executives and employees that will be settled in shares of our stock and generally vest over a period of three to four years. The fair value of restricted share units is determined using the market value of our shares on the date of grant. During the second quarter of 2017, the Company converted all 0.3 million of unvested restricted share units granted in 2016 into cash-settled restricted share units. We accounted for the modification by transferring $0.6 million amortized expense from equity to liability.

A summary of restricted share units activity under the 2011 Stock Plan as of and for the year ended December 31, 2017 was as follows:

	Number of Restricted Stock Units	Weighted-Average Grant-Date Fair Value
	(in thousands)	(per share)
Nonvested — January 1, 2017	580	$18.14
Granted	—	—
Converted to liability awards	(277)	5.29
Vested	(214)	24.06
Cancelled or forfeited	(19)	37.70
Nonvested — December 31, 2017	70	$45.28

The weighted-average grant-date fair value of restricted share units granted was $5.29 and $36.40 per share for the years ended December 31, 2016 and 2015, respectively. The total grant-date fair value of the restricted share units vested was $5.2 million, $4.8 million and $9.7 million for the years ended December 31, 2017, 2016 and 2015, respectively.

As of December 31, 2017, total compensation costs related to nonvested restricted share units not yet recognized was $1.5 million and is expected to be recognized over a weighted-average period of 1.1 years.

Cash-Settled Restricted Share Units

During the year ended December 31, 2017, pursuant to the 2011 Stock Plan, the Company granted 0.6 million of cash-settled restricted share units to certain of our executives and employees. The value of cash-settled restricted share

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

units is determined based on our common share price on the vesting date and are paid in cash with no actual shares issued. Compensation expense of cash-settled restricted share units is remeasured each quarter with a cumulative adjustment to compensation cost during the period based on changes in our share price.

For executives, units vest if and when certain performance targets of the Company are met prior to the vesting dates. For other employees, units generally vest 33.3% annually over three years. During the year ended December 31, 2017, 0.2 million of cash-settled restricted share units vested and were settled for $0.5 million in cash, and 0.2 million units were forfeited. As of December 31, 2017, 0.5 million of unvested cash-settled restricted share units were outstanding.

Note 10—Earnings per Share

The following reflects the income and the share data used in the basic and diluted EPS computations:

	Years Ended December 31,
	2017	2016	2015
	(in thousands, except per share information)
Numerator:
Net income (loss), basic and diluted	$(525,166)	$(37,157)	$126,230
Denominator:
Weighted-average number of common shares outstanding, basic	21,315	21,167	21,145
Effect of share-based compensation awards	—	—	11
Weighted-average number of common shares outstanding, diluted	21,315	21,167	21,156
Earnings (loss) per share:
Basic	$(24.64)	$(1.76)	$5.97
Diluted	$(24.64)	$(1.76)	$5.97

The following table presents the share effects of share-based compensation awards excluded from our computations of diluted EPS as their effect would have been anti-dilutive for the periods presented:

	Years Ended December 31,
	2017	2016	2015
	(in thousands)
Share-based compensation awards	349	1,217	889

Note 11—Available-for-Sale Securities

In June and August 2017, we received certain equity securities of Hyperdynamics Corporation (“Hyperdynamics”), consisting of 4,677,450 Hyperdynamics common shares and warrants to purchase 3,082,194 Hyperdynamics common shares issued to us as payment of a portion of our revenues due under a drilling contract with Hyperdynamics. These equity securities were classified as available-for-sale securities, recorded in prepaid expenses and other current assets on our consolidated balance sheets.

In September 2017, the share price of Hyperdynamics decreased significantly after it announced that its exploration well did not encounter hydrocarbons. In December 2017, Hyperdynamics filed for Chapter 7 bankruptcy in the U.S. Bankruptcy Court for the Southern District of Texas. During the year ended December 31, 2017, we recognized an other-than-temporary impairment in our Hyperdynamics available-for-sale securities of $6.8 million, recorded in other expense in our consolidated statements of operations. As of December 31, 2017, the aggregate fair value and cost basis of our investment were $0.

Note 12—Derivatives

We are exposed to market risk from changes in interest rates and foreign exchange rates. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

In 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR with a notional value of $712.5 million. The interest rate swap did not amortize and had a scheduled maturity on December 3, 2017. On a quarterly basis, we paid a fixed rate of 1.56% and received the maximum of 1% or three-month LIBOR. As of September 30, 2017, we discontinued hedge accounting of the interest rate swap. The interest rate swap was terminated shortly after the Petition Date.

In 2013, we also entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR with a notional value of $400.0 million. The interest rate swap did not amortize and had a scheduled maturity on July 1, 2018. On a quarterly basis, we paid a fixed rate of 1.66% and received three-month LIBOR. As of the Petition Date, we discontinued hedge accounting of the interest rate swap. The interest rate swap was terminated shortly after the Petition Date.

In 2014, we entered into a series of foreign currency forward contracts as a cash flow hedge against future exchange rate fluctuations between the Euro and U.S.  dollar. We used the forward contracts to hedge Euro payments for forecasted capital expenditures. As of December 31, 2016, the forward contracts were fully settled. Upon settlement, we paid U.S. dollars and received Euros at forward rates ranging from $1.25 to $1.27. As a result of settling the effective hedge in 2016 and 2015, we incurred net cash outflows of $1.8 million and $1.2 million, respectively, and reclassified the amounts from accumulated other comprehensive income to property and equipment.

The following table provides data about the fair values of derivatives that were designated as hedge instruments:

		December 31,
Derivatives Designated as Hedging Instruments	Balance Sheet Location	2017	2016
		(in thousands)
Short-term — Interest rate swaps	Accrued expenses	$—	$(3,838)
Long-term — Interest rate swaps	Other long-term liabilities	—	(84)
Total		$—	$(3,922)

We have elected not to offset the fair value of derivatives subject to master netting agreements, but to report them on a gross basis on our consolidated balance sheets.

The following table summarizes the cash flow hedge gains and losses:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Other Comprehensive Income (“OCI”) for the Year Ended December 31,					Loss Reclassified from Accumulated OCI into Income for the Year Ended December 31,					Gain (Loss) Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing) for the Year ended December 31,
	2017		2016		2015	2017		2016		2015	2017		2016		2015
	(in thousands)
Interest rate swaps	$4,700		$2,713		$(1,701)	$5,265		$8,798		$10,440	$—		$—		$—
Foreign currency forward contracts	$—	$ -	$1,584	$ -	$(1,584)	$—	$ -	$—	$ -	$—	$—	$ -	$—	$ -	$(296)

As of December 31, 2017, the estimated amount of net losses associated with derivative instruments that would be reclassified from accumulated other comprehensive loss to earnings during the next twelve months was $0.8 million. During the years ended December 31, 2017, 2016 and 2015, we reclassified $4.5 million, $8.0 million and $9.6 million to interest expense and $0.8 million, $0.8 million and $0.8 million to depreciation from accumulated other comprehensive loss, respectively.

Note 13—Fair Value Measurements

We estimated fair value by using appropriate valuation methodologies and information available to management as of December 31, 2017 and 2016. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximated their carrying value due to their short-term nature. It is not practicable to estimate the fair value of our receivable from SHI (see Note 5),  SSCF debt and 2013 Revolving Credit Facility. The following table presents the carrying value and estimated fair value of our cash and cash equivalents and other debt instruments:

	December 31,
	2017		2016
	Carrying	Estimated Fair	Carrying	Estimated Fair
	Value	Value	Value	Value
	(in thousands)
Cash and cash equivalents	$308,948	$308,948	$585,980	$585,980
2017 Senior Secured Notes	439,364	243,847	438,880	208,698
2018 Senior Secured Term Loan B	718,125	290,841	722,706	256,931
2020 Senior Secured Notes	750,000	307,500	750,000	270,000

We estimate the fair value of our cash equivalents using significant other observable inputs, representative of a Level 2 fair value measurement, including the net asset values of the investments. As of December 31, 2017 and December 31, 2016, the aggregate carrying amount of our cash equivalents was $220.7 million and $0, respectively. We estimate the fair values of our variable-rate and fixed-rate debt using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.

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

See Note 12 for further discussion of our use of derivative instruments and their fair values.

Note 14—Commitments and Contingencies

Operating Leases—We lease office space in countries in which we operate. As of December 31, 2017, the future minimum lease payments under the non-cancelable operating leases with lease terms in excess of one year was as follows:

(In thousands)
Years Ending December 31,
2018	$2,218
2019	2,158
2020	2,135
2021	2,174
2022	2,213
Thereafter	3,961
Total future minimum lease payments	$14,859

During the years ended December 31, 2017, 2016 and 2015, rent expense was $2.4 million, $2.5 million and $3.0 million, respectively.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Commitments—As of December 31, 2017, we had no material commitments.

Customs Bonds—As of December 31, 2017, we were contingently liable under certain customs bonds totaling approximately $43.0 million issued as security in the normal course of our business.

Contingencies—It is to be expected that we will routinely be involved in litigation and disputes arising in the ordinary course of our business.

On the Petition Date, Pacific Drilling S.A. and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. As a result of the Chapter 11 proceedings, attempts to prosecute, collect, secure or enforce remedies with respect to pre-petition claims against us are subject to the automatic stay provisions of Section 362(a) of the Bankruptcy Code, including litigation relating to us and our subsidiaries that are Debtors in the Chapter 11 proceedings.

On April 16, 2013, Transocean Offshore Deepwater Drilling, Inc. (“Transocean”) filed a complaint against us in the United States District Court for the Southern District of Texas alleging infringement of their dual activity patents, which was supplemented by an Amended Complaint filed on May 13, 2013. On August 1, 2017, we reached an amicable settlement of the litigation with Transocean for an immaterial amount.

On October 29, 2015, we exercised our right to rescind the Construction Contract with SHI for the drillship the Pacific Zonda due to SHI’s failure to timely deliver the drillship in accordance with the contractual specifications. SHI rejected our rescission, and on November 25, 2015, formally commenced an arbitration proceeding against us in London under the Arbitration Act 1996 before a tribunal of three arbitrators (as specified in the Construction Contract). SHI claims that we wrongfully rejected their tendered delivery of the drillship and seeks the final installment of the purchase price under the Construction Contract. On November 30, 2015, we made demand under the third party refund guarantee accompanying the Construction Contract for the amount of our advance payments made under the Construction Contract, plus interest. Any payment under the refund guarantee is suspended until an award under the arbitration is obtained. In addition to seeking repayment of our advance payments made under the Construction Contract, we have made a counterclaim for the return of our purchased equipment, or the value of such equipment, and damages for our wasted expenditures. As part of our “first day” relief in the Chapter 11 proceedings, the Bankruptcy Court granted us a modification of the automatic stay provisions of the Bankruptcy Code to allow us to proceed with this arbitration.

An evidentiary hearing was held in London before a tribunal of three arbitrators (the “Tribunal”) from February 5 through March 2, 2018. Written closing submissions are due to be filed with the Tribunal by late April, with short replies to such submissions due in mid-May 2018. Oral closing submissions are currently scheduled to be heard by the Tribunal in early August 2018. We expect the Tribunal to render its award some time thereafter. We do not believe that the ultimate outcome resulting from this arbitration will have a material adverse effect on our financial position, results of operations or cash flows.

Note 15—Concentrations of Credit and Market Risk

Financial instruments that potentially subject the Company to credit risk are primarily cash equivalents, restricted cash and accounts receivable. At times, cash equivalents and restricted cash may be in excess of FDIC insurance limits. With regards to accounts receivable, we have an exposure from our concentration of clients within the oil and natural gas industry. This industry concentration has the potential to impact our exposure to credit and market risks as our clients could be affected by similar changes in economic, industry or other conditions. However, we believe that the credit risk posed by this industry concentration has been largely offset by the creditworthiness of our client base and receipt of advanced payments before providing services to certain customers. During the years ended December 31, 2017, 2016 and 2015, the percentage of revenues earned from our clients was as follows:

	Years Ended December 31,
	2017	2016	2015
Chevron	81.6%	77.1%	81.2%
Total	—%	22.9%	17.2%
Other	18.4%	—%	1.6%

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Some of our employees in Nigeria are represented by unions. As of December 31, 2017 and 2016, approximately 1% and 1% of our labor force was covered by collective bargaining agreements, all of which are subject to annual salary negotiation.

Note 16—Segments and Geographic Areas

Our drillships are part of a single, global market for contract drilling services and can be redeployed globally due to changing demands. We consider the operations of each of our drillships to be an operating segment. We evaluate the financial performance of each of our drillships and our overall fleet based on several factors, including revenues from clients and operating profit. The consolidation of our operating segments into one reportable segment is attributable to how we manage our fleet, including the nature of our services provided, type of clients we serve and the ability of our drillships to operate in a single, global market. The accounting policies of our operating segments are the same as those described in the summary of significant accounting policies (see Note 3).

As of December 31, 2017, the Pacific Bora was located offshore Nigeria, the Pacific Santa Ana was located offshore Mauritania, and the Pacific Sharav was located offshore the United States. As of December 31, 2017, the Pacific Scirocco, the Pacific Mistral, the Pacific Khamsin and the Pacific Meltem were anchored at Las Palmas.

During the years ended December 31, 2017, 2016 and 2015, the percentage of revenues earned by geographic area, based on drilling location, is as follows:

	Years Ended December 31,
	2017	2016	2015
Gulf of Mexico	81.6%	56.9%	38.1%
Nigeria	11.2%	43.1%	60.3%
Other	7.2%	—%	1.6%

Note 17—Variable Interest Entities

The carrying amounts associated with our consolidated variable interest entities, after eliminating the effect of intercompany transactions, were as follows:

	December 31,
	2017	2016
	(in thousands)
Assets	$3,142	$10,020
Liabilities	(1,548)	(2,247)
Net carrying amount	$1,594	$7,773

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

During the years ended December 31, 2017 and 2016, we provided financial support to PIDWAL to enable it to operate as a going concern by funding its working capital via intercompany loans and payables. We also issued a  corporate guarantee as credit support for customs bonds issued in the amount of $43.0  million in favor of PIDWAL as of December 31, 2017.

During the years ended December 31, 2017 and 2016, we provided financial support to PDNL to fund its equity investment in our rig-owning entities operating in Nigeria via intercompany loans. Both the equity investment and intercompany loans of PDNL are eliminated upon consolidation.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Note 18—Retirement Plans

We sponsor a defined contribution retirement plan covering substantially all U.S. employees and an international savings plan covering international employees. During the years ended December 31, 2017, 2016 and 2015, our total employer contributions to both plans amounted to $2.8 million, $4.1 million and $7.0 million, respectively.

Note 19—Supplemental Cash Flow Information

During the years ended December 31, 2017, 2016 and 2015, we paid $120.8 million, $169.8 million and $164.5 million of interest, net of amounts capitalized, respectively. During the years ended December 31, 2017, 2016 and 2015, we paid income taxes of $4.9 million, $12.3 million, and $27.2 million, respectively.

Within our consolidated statements of cash flows, capital expenditures represent expenditures for which cash payments were made during the period. These amounts exclude accrued capital expenditures, which are capital expenditures that were accrued but unpaid. During the years ended December 31, 2017, 2016 and 2015, changes in accrued capital expenditures were $(18.5) million, $(9.0) million and $9.9 million, respectively.

During the years ended December 31, 2017 and 2016, non-cash acquisition of available-for-sale securities was $0.8 million and $0, respectively. See Note 11 for further discussion of our investment in Hyperdynamics.

During the years ended December 31, 2017, 2016 and 2015, non-cash amortization of deferred financing costs and accretion of debt discount totaling $0, $0 and $3.5 million were capitalized to property and equipment, respectively. Accordingly, these amounts are excluded from capital expenditures on our consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015.

Note 20—Related Party Transactions

In August 2017, following pre-approval by our Audit Committee, we executed an agreement with our majority shareholder for the reimbursement or payment of certain legal and advisory fees incurred by the majority shareholder and related to its participation in the negotiation of our debt restructuring on behalf of all our shareholders. Such obligation ended upon our filing of the Bankruptcy Petitions on the Petition Date. During the year ended December 31, 2017, we incurred fees of $3.2 million under such agreement.

Note 21—Condensed Combined Debtors Financial Statements

In accordance with the requirements of ASC 852, Reorganization, the following are the condensed combined financial statements of the Debtors. Intercompany transactions among the Debtors have been eliminated in the financial statements contained herein. Intercompany transactions among the Debtors and the Company’s non-debtor subsidiaries have not been eliminated in the Debtors financial statements.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND CERTAIN SUBSIDIARIES

Condensed Combined Statements of Operations

(in thousands)

Year Ended
December 31, 2017
Revenues
Contract drilling	$308,647
Costs and expenses
Operating expenses	(233,193)
General and administrative expenses	(81,337)
Depreciation expense	(278,845)
(593,375)
Operating loss	(284,728)
Other expense
Interest expense	(178,848)
Write-off of deferred financing costs	(30,846)
Reorganization items	(6,474)
Other expense	(5,333)
Loss before income taxes	(506,229)
Income tax expense	(12,340)
Net loss	$(518,569)

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND CERTAIN SUBSIDIARIES

Condensed Combined Balance Sheets

(in thousands)

December 31,
2017
Assets:
Cash and cash equivalents	$305,489
Restricted cash	8,500
Accounts receivable, net	40,466
Intercompany receivable	96,488
Materials and supplies	87,332
Deferred costs, current	14,892
Prepaid expenses and other current assets	14,146
Total current assets	567,313
Property and equipment, net	4,651,710
Intercompany loan receivable	27,021
Long-term receivable	202,575
Other assets	30,892
Total assets	$5,479,511
Liabilities and shareholders’ equity:
Accounts payable	$10,412
Intercompany payable	5,867
Accrued expenses	26,688
Accrued interest	6,088
Deferred revenue, current	23,514
Total current liabilities	72,569
Deferred revenue	12,973
Other long-term liabilities	32,321
Total liabilities not subject to compromise	117,863
Liabilities subject to compromise	3,151,010
Shareholders’ equity	2,210,638
Total liabilities and shareholders’ equity	$5,479,511

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND CERTAIN SUBSIDIARIES

Condensed Combined Statement of Cash Flows

(in thousands)

Year Ended
December 31, 2017
Cash flow from operating activities:
Net loss	$(518,569)
Adjustments to reconcile net loss to net cash used in operating activities	408,344
Net cash used in operating activities	(110,225)
Cash flow from investing activities:
Capital expenditures	(36,645)
Purchase of available-for-sale securities	(6,000)
Net cash used in investing activities	(42,645)
Cash flow from financing activities:
Net payments for shares issued under share-based compensation plan	(199)
Payments on long-term debt	(146,473)
Payments for financing costs	(4,530)
Net cash used in financing activities	(151,202)
Decrease in cash and cash equivalents	(304,072)
Cash, cash equivalents and restricted cash, beginning of period	618,061
Cash, cash equivalents and restricted cash, end of period	$313,989