Form 20-F
period 2018-12-31
PACIFIC DRILLING S.A.
filed 2019-03-12
CIK 1517342

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

As of December 31, 2018, there were 75,031,380 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☒  No  ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this annual report constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by their use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,” “plan,” “potential,” “predict,” “project,” “projected,” “should,” “will,” “would,” or other similar words which are not generally historical in nature. The forward-looking statements speak only as of the date of this annual report, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future financial and operational performance and cash balances; future revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; future contract dayrates; our business strategies and plans or objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; and the potential impact of our completed Chapter 11 bankruptcy proceedings on our future operations and ability to finance our business.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include:

•	changes in actual and forecasted worldwide oil and gas supply and demand and prices, and the related impact on demand for our services;
•	the offshore drilling market, including changes in capital expenditures by our clients;
•	rig availability and supply of, and demand for, high-specification drillships and other drilling rigs competing with our fleet;
•	our ability to enter into and negotiate favorable terms for new drilling contracts or extensions of existing drilling contracts;
•

our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships;

•	possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons;
•	costs related to stacking of rigs and costs to mobilize a stacked rig;
•	our small fleet and reliance on a limited number of clients;
•	our ability to maintain relationships with suppliers, clients, other third parties and employees following our emergence from Chapter 11 bankruptcy proceedings; and
•	the other risk factors described under the heading “Risk Factors” in Item 3.D. of this annual report.

All forward-looking statements in this annual report are expressly qualified in their entirety by the cautionary statements in this section and the “Risk Factors” section herein. Additional factors or risks that we currently deem immaterial, that are not presently known to us, that arise in the future or that are not specific to us could also cause our actual results to differ materially from our expected results. Given these uncertainties, you are cautioned not to unduly rely on our forward-looking statements, which speak only as of the date made. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or developments, changed circumstances or otherwise. Further, we may make changes to our business strategies and plans at any time and without notice, based on any changes in the above-listed factors, our assumptions or otherwise, any of which could materially affect our results.

PART I

As used in this annual report, unless the context otherwise requires, references to “Pacific Drilling,” the “Company,” “we,” “us,” “our” and words of similar import refer to Pacific Drilling S.A. and its subsidiaries. Unless otherwise indicated, all references to “U.S. $” and “$” in this report are to, and amounts are represented in, United States dollars.

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A. SELECTED FINANCIAL DATA

Background – Emergence from Bankruptcy Proceedings

By order entered on November 2, 2018 (the “Confirmation Order”), the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) confirmed the Company’s Modified Fourth Amended Joint Plan of  Reorganization, dated October 31, 2018 (the “Plan”) that had been filed with the Bankruptcy Court in connection with the filing by the Company and certain of its subsidiaries (the “Initial Debtors”) of petitions (the “Bankruptcy Petitions”) on November 12, 2017 (the “Petition Date”) with the Bankruptcy Court seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). During the course of the bankruptcy proceedings, the Initial Debtors continued to operate their businesses as debtors-in-possession.  On November 19, 2018 (the “Plan Effective Date”), the Company and the Initial Debtors other than the Zonda Debtors (described below) (the “Debtors”) emerged from bankruptcy after successfully completing their reorganization pursuant to the Plan.

The Company’s two subsidiaries involved in the arbitration with Samsung Heavy Industries Co. Ltd. (“SHI”) related to the Pacific Zonda – Pacific Drilling VIII Limited (“PDVIII”) and Pacific Drilling Services, Inc. (“PDSI” and, together with PDVIII, the “Zonda Debtors”) – are not Debtors under the Plan and filed a separate plan of reorganization that was confirmed by order of the Bankruptcy Court on January 30, 2019. On the date the plan was confirmed, the Zonda Debtors had $4.6 million in cash and no other material assets after accounting for post-petition administrative expenses (other than the value of their claims against SHI) for SHI to recover against on account of its claims.  The Company expects that the Zonda Debtors will emerge from their separate bankruptcy proceedings after the successful resolution of the arbitration related to the vessel known as the Pacific Zonda. If the Company is unsuccessful in the arbitration, the Company expects to liquidate the Zonda Debtors.  For additional information, see Item 4.A. “History and Development of the Company – Zonda Arbitration.”

Prior to our emergence from bankruptcy on November 19, 2018, we had approximately $3.0 billion principal amount of pre-petition indebtedness consisting of amounts outstanding under a 2013 senior secured revolving credit facility (the “2013 Revolving Credit Facility”), a senior secured credit facility (the “SSCF”), a 2018 senior secured institutional term loan facility (the “Term Loan B,”), 2017 senior secured notes (the “2017 Notes”) and 2020 senior secured notes (the “2020 Notes”), plus an additional $50 million in post-petition debtor-in-possession financing.  One shareholder, Quantum Pacific Gibraltar Ltd (“QP”), owned approximately 70.3% of our outstanding common shares.

Pursuant to the Plan, we raised approximately $1.5 billion in new capital, before expenses, consisting of approximately $1.0 billion raised through issuance of our 8.375% First Lien Notes due 2023 (the “First Lien Notes”) and 11.0%/12.0% Second Lien PIK Notes due 2024 (the “Second Lien PIK Notes” and, together with the First Lien Notes, the “Notes”), and $500.0 million raised through the issuance of new common shares pursuant to a private placement to QP and a separate equity rights offering.  We used the net proceeds to repay all of our pre-petition indebtedness that was not equitized pursuant to the Plan, to repay the post-petition debtor-in-possession financing, and to pay certain fees and expenses.  As a result of these transactions, we believe that on as of March 1, 2019, QP owned approximately 5.1% of our outstanding common shares and seven institutional investors (primarily QP and former holders of our Term Loan B, 2017 Notes and 2020 Notes extinguished pursuant to the Plan) owned in the aggregate approximately 85.7% of our outstanding common shares.

More specifically, upon emergence of the Company from bankruptcy on November 19, 2018 in accordance with the Plan:

•	The Company’s pre-petition 2013 Revolving Credit Facility and SSCF and post-petition debtor-in-possession financing were repaid in full;
•

Holders of the Company’s pre-petition Term Loan B, 2017 Notes and 2020 Notes received an aggregate of 24,416,442 common shares (or, approximately 32.6% of the outstanding shares) in exchange for their claims;

•

The Company issued an aggregate of 44,174,136 common shares (or, approximately 58.9% of the outstanding shares) to holders of the Term Loan B, 2017 Notes and 2020 Notes who subscribed in the Company’s $460.0 million equity rights offering;

•	The Company issued 3,841,229 common shares (or, approximately 5.1% of the outstanding shares) to QP in a $40.0 million private placement;
•

The Company issued 2,566,056 common shares (or approximately 3.4% of the outstanding shares) to members of an ad hoc group of holders of the Term Loan B, 2017 Notes and 2020 Notes (the “Ad Hoc Group”) in payment of their fee for backstopping the equity rights offering;

•

The Company issued approximately 7.5 million common shares to Pacific Drilling Administrator Limited, a wholly owned subsidiary of the Company that serves as administrator of the Company’s 2018 Omnibus Stock Incentive Plan (the “2018 Stock Plan”), adopted by the Board, and which shares were reserved for issuance under the 2018 Stock Plan;

•

Existing holders of the Company’s common shares received no recovery and were diluted by the issuances of common shares under the Plan such that they held in the aggregate approximately 0.003% of the Company’s common shares outstanding upon emergence from bankruptcy; and

•	The undisputed claims of other unsecured creditors such as clients, employees and vendors, will be paid in full in the ordinary course of business.

Prior to the issuance of the shares described above, the Company effected a 1-for-10,000 reverse stock split (the “Reverse Stock Split”). As a result of the Reverse Stock Split and the issuances of common shares described above, the Company had issued and outstanding on the Plan Effective Date approximately 75.0 million common shares, and approximately 7.5 million shares were reserved for issuance pursuant to the 2018 Stock Plan.

In addition, pursuant to the Plan, on September 26, 2018 bankruptcy-remote subsidiaries of the Company issued, and on November 19, 2018 such subsidiaries merged with the Company and the Company assumed (the “Notes Assumption”):

•	$750.0 million in aggregate principal amount of the First Lien Notes secured by first-priority liens on substantially all assets of the Debtors; and
•

$273.6 million in aggregate principal amount of the Second Lien PIK Notes secured by second-priority liens on substantially all assets of the Debtors. Approximately $23.6 million aggregate principal amount was issued as a commitment fee to the Ad Hoc Group for their agreement to backstop the issuance of the Second Lien PIK Notes.

Concurrent with the Notes Assumption, all of the Company’s subsidiaries other than the Zonda Debtors, certain immaterial subsidiaries and Pacific International Drilling West Africa Limited (“PIDWAL,” a Nigerian limited liability company indirectly 49% owned by the Company) guaranteed on a senior secured basis the First Lien Notes and Second Lien PIK Notes. It is expected that the Zonda Debtors will guarantee the First Lien Notes and Second Lien PIK Notes upon their emergence from bankruptcy pursuant to their separate plan of reorganization after the successful resolution of the arbitration proceeding involving the Pacific Zonda discussed elsewhere herein. If the Company is unsuccessful in the arbitration, the Company expects to liquidate the Zonda Debtors and the Zonda Debtors would not guarantee the First Lien Notes and Second Lien PIK Notes.

Pursuant to the Plan, the following additional principal transactions and events occurred on the Plan Effective Date:

•

Amendment of Articles of Association. The Company’s Articles of Association (our “Articles”) were amended to, among other things, reflect the new capital structure and establish a classified board of Class A directors and Class B directors.

•

Governance Agreement. The Company entered into a Governance Agreement (the “Governance Agreement”) with certain holders of its shares, which provides for, among other things, director nomination and board observer rights of the parties, as well as an agreement to increase the Company’s share capital at the request of certain parties.

•

Resignation of Directors and Election of New Directors. All of the Company’s directors prior to our emergence from bankruptcy resigned from our board of directors and upon our emergence from bankruptcy, W. Matt Ralls (Chairman), David Weinstein and Bernie G. Wolford Jr. joined the board of directors as Class A directors, and Daniel Han, Donald Platner, and Kiran Ramineni joined the board of directors as Class B directors. Subsequent to our emergence from bankruptcy, John V. Simon joined our board of directors as a Class A director.

•	Appointment of Chief Executive Officer. Bernie G. Wolford Jr. was appointed Chief Executive Officer of the Company.
•

Registration Rights Agreement. The Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain holders of its shares, which grants such holders certain registration rights with respect to our common shares.

See Note 2 to our consolidated financial statements for additional information.

Selected Financial Data

On the Plan Effective Date, we adopted and applied the relevant guidance with respect to the accounting and financial reporting for entities that have emerged from bankruptcy proceedings, or “Fresh Start Accounting.”  Under Fresh Start Accounting, our balance sheet on the Plan Effective Date reflects all of our assets and liabilities at fair value.  Our emergence from bankruptcy and the adoption of Fresh Start Accounting resulted in a new reporting entity, referred to herein as the “Successor”, for financial reporting purposes.  To facilitate discussion and analysis of our financial condition and results of operations herein, we refer to the reorganized Debtors as the Successor for periods subsequent to November 19, 2018 and as the “Predecessor” for periods on or prior to November 19, 2018.  As a result of the adoption of Fresh Start Accounting and the effects of the implementation of the Plan, our consolidated financial statements subsequent to November 19, 2018 may not be comparable to our consolidated financial statements prior to November 19, 2018, and as such, “black-line” financial statements are presented to distinguish between the Predecessor and Successor companies.

You should read the following selected consolidated financial data in conjunction with Item 5, “Operating Results” and our historical consolidated financial statements and related notes thereto included elsewhere in this annual report. The financial information included in this annual report may not be indicative of our future financial position, results of operations or cash flows.

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through
	December 31,	November 19,	Years Ended December 31,
	2018	2018	2017	2016	2015	2014
		(in thousands, except per share information)
Statement of operations data:
Revenues
Contract drilling	$28,489	$236,379	$319,716	$769,472	$1,085,063	$1,085,794

Costs and expenses
Operating expenses	(19,744)	(189,606)	(244,089)	(290,038)	(431,261)	(459,617)
General and administrative expenses	(4,245)	(50,604)	(87,134)	(63,379)	(55,511)	(57,662)
Depreciation and amortization expense	(27,277)	(248,302)	(278,949)	(275,901)	(243,457)	(199,337)
	(51,266)	(488,512)	(610,172)	(629,318)	(730,229)	(716,616)
Loss from construction contract rescission	—	—	—	—	(40,155)	—
Operating income (loss)	(22,777)	(252,133)	(290,456)	140,154	314,679	369,178
Other income (expense)
Interest expense	(10,904)	(106,632)	(178,983)	(189,044)	(156,361)	(130,130)
Write-off of deferred financing costs	—	—	(30,846)	—	—	—
Gain on debt extinguishment	—	—	—	36,233	—	—
Reorganization items	(1,300)	(1,799,664)	(6,474)	—	—	—
Interest income(1)	1,008	3,148	2,717	362	265	521
Equity earnings in unconsolidated subsidiaries	392	—	—	—	—	—
Expenses to unconsolidated subsidiaries, net	(1,198)	—	—	—	—	—
Other income (expense)	526	(1,904)	(8,261)	(2,755)	(3,482)	(5,692)
Income (loss) before income taxes	(34,253)	(2,157,185)	(512,303)	(15,050)	155,101	233,877
Income tax (expense) benefit	6,769	2,308	(12,863)	(22,107)	(28,871)	(45,620)
Net income (loss)	$(27,484)	$(2,154,877)	$(525,166)	$(37,157)	$126,230	$188,257

Earnings (loss) per common share, basic(2)	$(0.37)	$(100.89)	$(24.64)	$(1.76)	$5.97	$8.67
Weighted-average number of common shares, basic(2)	75,010	21,359	21,315	21,167	21,145	21,722
Earnings (loss) per common share, diluted(2)	$(0.37)	$(100.89)	$(24.64)	$(1.76)	$5.97	$8.66
Weighted-average number of common shares, diluted(2)	75,010	21,359	21,315	21,167	21,156	21,737

	Successor	Predecessor
	Year Ended December 31,	Years Ended December 31,
	2018	2017	2016	2015	2014
(in thousands)
Balance sheet data:
Cash, cash equivalents and restricted cash	$389,075	$317,448	$626,168	$116,033	$167,794
Property and equipment, net	1,915,172	4,652,001	4,909,873	5,143,556	5,431,823
Total assets(3)	2,748,213	5,362,961	5,998,207	5,792,720	6,028,080
Long-term debt(4)	1,039,335	3,043,967	3,145,449	2,845,670	3,101,021
Shareholders’ equity	1,618,958	2,151,801	2,666,200	2,692,055	2,578,872

(1)	Interest income presented for the years ended December 31, 2017, 2016, 2015 and 2014 has been reclassified from other expense.
(2)	Share and per share data for the years ended December 31, 2015 and 2014 have been restated to reflect a 1-for-10 reverse stock split in May 2016.
(3)

Total assets for the year ended December 31, 2014 have been adjusted to reflect the retrospective adoption of an accounting standard, which requires debt issuance costs to be presented on the balance sheet as a direct deduction from the debt liability rather than as an asset.

(4)	Includes current maturities of long-term debt, net of debt issuance costs. Debt balances as of December 31, 2017 are presented within liabilities subject to compromise on the balance sheet.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

An investment in our common shares involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this annual report, before making an investment in our common shares. Any of the risk factors described below could significantly and negatively affect our business, financial position, results of operations or cash flows. In addition, these risks represent important factors that can cause our actual results to differ materially from those anticipated in our forward-looking statements.

Risks Related to Our Business

The demand for our services depends on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and natural gas prices. Our business has been and may continue to be materially and adversely affected by the significant decline in the oil and gas industry. Lack of an improvement in the market for our offshore contract drilling services would materially and adversely affect our liquidity and ability to repay or refinance our indebtedness.

The offshore contract drilling industry has been cyclical and volatile, and the substantial drop in oil prices beginning mid-2014 resulted in a significant decline in drilling activity. The demand for our services depends on the level of activity in oil and natural gas exploration, development and production in offshore areas worldwide. Oil and natural gas prices and market expectations of potential changes in these prices also significantly affect the level of offshore activity and demand for drilling units.

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including:

•	the worldwide production and demand for oil and natural gas and any geographical dislocations in supply and demand;

•	the development of new technologies, alternative fuels and alternative sources of hydrocarbon production, such as increases in onshore shale production in the United States;
•	worldwide economic and financial problems and corresponding decline in the demand for oil and gas and consequently for our services; and
•

the worldwide social and political environment, including uncertainty or instability resulting from changes in political leadership, an escalation or additional outbreak of armed hostilities, insurrection or other crises in the Middle East, Africa, South America or other geographic areas or acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time, and market expectations of continued lower oil prices, have negatively affected and could continue to negatively affect our business. Sustained periods of low oil prices have resulted in and could continue to result in reduced exploration and drilling. These commodity price declines have an effect on rig demand, and periods of low demand can cause excess rig supply and intensify competition in the industry, which often results in drilling units of all generations and technical specifications being idle for periods of time. As a result of the low commodity prices, exploration and production companies have significantly reduced capital spending over the last few years, leading to a current oversupply of drilling rigs. These developments have exerted negative pricing pressure on our market.

We cannot accurately predict the future level of demand for our services or future conditions in the oil and gas industry and we cannot assure you that the market will improve. If the market for our offshore contract drilling services does not improve as a result of low oil prices, continued low demand for contract drilling services and/or continued low levels of exploration, development or production expenditures by oil and gas companies, our revenues could be further reduced and our business, results of operations, liquidity and ability to repay or refinance our indebtedness would be materially and adversely affected.

Failure to secure new drilling contracts for our drillships could have a material adverse effect on our financial position, results of operations or cash flows.

As of March 1, 2019, we did not have signed drilling contracts for four of our seven drillships, the Pacific Scirocco, the Pacific Meltem,  the Pacific Khamsin or the Pacific Mistral. Our ability to obtain drilling contracts for our drillships will depend on market conditions and our clients’ drilling programs. Some of the new contracts we have recently obtained have been for significantly shorter terms and lower dayrates than our prior drilling contracts, and there is uncertainty as to whether new contracts we may enter into in the future will continue to have comparatively shorter durations or require us to work at depressed dayrates. We may not be able to secure contracts for our drillships on favorable terms, or at all. Our failure to secure drilling contracts for our uncontracted drillships or currently operating drillships after the expiration of existing contracts, or to successfully negotiate and execute definitive contracts and satisfy other conditions precedent to finalizing any letters of intent and letters of award, could have a material adverse effect on our financial position, results of operations or cash flows.

An oversupply of rigs competing with our rigs could continue to depress the demand and contract prices for our rigs and could adversely affect our financial position, results of operations or cash flows.

There are numerous high-specification floating rigs currently available for drilling services in the industry worldwide. The current oversupply of high-specification floating rigs has led to a significant reduction in dayrates and lower utilization, and dayrates may continue to decline. Lower utilization and dayrates could require us to enter into lower dayrate contracts or to idle or stack more of our drillships, which could have a material adverse effect on our business prospects, financial condition, liquidity and results of operations.

We have a small fleet and rely on a limited number of clients. The loss of any client or significant downtime on any drillship attributable to maintenance, repairs or other factors could adversely affect our financial position, results of operations or cash flows.

As a result of our relatively small fleet of seven drillships, we anticipate that revenues will depend on contracts with a limited number of clients. As of March 1, 2019, one of our operating drillships, the Pacific Sharav, was working for a subsidiary of Chevron, under a contract that has been extended to November 2019, and our drillship the Pacific

Bora was working under a contract with Nigerian AGIP Exploration Limited, a subsidiary of Eni S.p.A., to operate in Nigeria.  Additionally, another of our drillships, the Pacific Santa Ana, was under contract for the second phase of a plug and abandonment project for PC Mauritania 1 Pty Ltd. (“Petronas”), expected to commence in third quarter 2019, as well as a contract with Total E&P Senegal for work in Senegal and Mauritania expected to commence in April 2019.

The loss of any one of our clients or any potential clients could have a material adverse effect on our financial position, results of operations or cash flows. In addition, our limited number of drillships makes us more susceptible to incremental loss in the event of downtime on any one operating unit. If any one of our drillships becomes inactive for a substantial period of time and is not otherwise earning contractual revenues, it could have a material adverse impact on our financial position, results of operations or cash flows.

Our backlog of contract drilling revenue may not be fully realized.

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. We calculate our contract backlog by multiplying the contractual dayrate by the number of days committed under the contracts (excluding options to extend), assuming full utilization, and also including mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contracts. For a well-by-well contract, we calculate the contract backlog by estimating the expected number of remaining days to drill the firm wells committed. The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the contract backlog amounts we present, due to various factors, including unplanned downtime and maintenance projects and other factors. We may not be able to realize the full amount of our contract backlog due to events beyond our control, and accordingly the actual amount of revenues earned may be substantially lower than the backlog reported. In addition, some of our clients may experience liquidity issues, which could worsen if commodity prices remain low or decrease further for an extended period of time. Liquidity issues could lead our clients to seek to repudiate, cancel or renegotiate contracts for various reasons, as described below under “—Our drilling contracts may be terminated early in certain circumstances.” Our inability to realize the full amount of our contract backlog could have a material adverse effect on our financial position, results of operations or cash flows.

We may enter into drilling contracts with less favorable terms that expose us to greater risks than we would assume under stronger market conditions.

The current market conditions and oversupply of drilling rigs has impacted and could continue to impact our existing drilling contracts. Our clients may seek to renegotiate dayrates and other terms under our existing contracts and, as a result, we may not be able to preserve current dayrates or utilization and we may not be able to extend contracts with our clients on favorable terms, or at all. For example, our current contract with Chevron for the Pacific Sharav expires in August 2019, and our extension of that contract, as well as our other more recent contracts are at dayrates that are significantly lower than the dayrate of the current Chevron contract. Additionally, our clients may seek to terminate existing contracts prior to the expiration of their terms, as described below in “—Our drilling contracts may be terminated early in certain circumstances.”

We may enter into drilling contracts or amendments to drilling contracts that expose us to greater risks than we would assume under stronger market conditions, such as greater exposure to environmental or other liabilities and more onerous termination provisions giving the client a right to terminate without cause or upon little or no notice. Upon termination, these contracts may not result in a payment to us or, if a termination payment is required, it may not fully compensate us for the loss of a contract. In addition, the early termination of a contract may result in a rig being idle for an extended period of time, which could adversely affect our financial position, results of operations or cash flows. We can provide no assurance that any such increased risk exposure will not have a material negative impact on our future operations and financial results.

We may not continue to realize the cost-savings we have recently achieved on our idle rigs and reactivation of idle rigs may take longer or be more costly than we anticipate.

Our operating expenses and maintenance costs depend on a variety of factors including crew costs, provisions, equipment, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control. During periods in which a rig is idle, we may decide to “smart-stack” the rig, which means the rig is maintained with a reduced level of crew to be ready to ramp up to operational status for redeployment within a three-month time frame. During periods in which multiple rigs are idle, we may decide to maintain the rigs in “modified smart-stack” status, which means the idle rigs are maintained as a group with one rig providing the power source for the other rigs, which have no crew onboard and require a longer time frame for redeployment.

We believe our results for the year ended December 31, 2018 reflect the cost savings we expected to achieve from our smart-stacking and modified smart-stacking approaches. We may not continue to realize those cost-savings, and, if we are required to idle additional rigs, we may not achieve similar cost savings.

Reactivation of idle rigs may take longer and be more costly than anticipated and there is limited history of reactivating idle rigs after smart-stacking. As our rigs are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. In general, labor costs increase primarily due to higher salary levels and inflation. Equipment maintenance expenses fluctuate depending upon the type of activity the rig is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are amortized.

Our drilling contracts may be terminated early in certain circumstances.

Our contracts with clients generally may be terminated at the option of the client upon payment of an early termination fee, which is typically a significant percentage of the dayrate or the standby rate under the drilling contract for a specified period of time. During periods of depressed market conditions, we are subject to an increased risk that our clients may seek to terminate our contracts. Early termination payments may not fully compensate us for the loss of the contract. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported. Our contracts also generally provide for termination by the client without the payment of any termination fee under various circumstances, such as sustained unacceptable performance by us, as a result of impaired performance caused by equipment or operational issues, destruction of a drilling rig, or sustained periods of downtime due to force majeure events or otherwise. Many of these events are beyond our control. If our clients terminate some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if payments due under our contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, our financial position, results of operations or cash flows could be materially adversely affected.

The market value of our drillships may decrease, which could cause us to take accounting charges or to incur losses if we decide to sell them following a decline in their values.

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

Any such deterioration in the market values of our drillships could require us to record an impairment charge in our financial statements, which could adversely affect our results of operations. We may not be able to sell our drillships at prices we deem acceptable or at all.  If we sell any of our drillships when prices for such drillships have fallen, the sale may be at less than such drillship’s carrying amount on our financial statements, resulting in a loss.

Our business and the industry in which we operate involve numerous operating hazards which, if they occur, may have a material adverse effect on our business.

Our operations are subject to the usual hazards inherent in the drilling and operation of oil and natural gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, cratering, fires, explosions, spills of hazardous materials and pollution. The occurrence of any of these events could result in the suspension of our drilling or production operations, claims by the operator, severe damage to or destruction of the property and equipment involved, injury or death to drilling unit personnel and environmental and natural resources damages. Our operations could be suspended as a result of these hazards, whether the fault is ours or that of a third party. In certain circumstances, governmental authorities may suspend drilling operations as a result of these hazards, and our clients may cancel or terminate their contracts. We may also be subject to personal injury and other claims by drilling unit personnel as a result of our drilling operations.

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

In addition, we rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including, but not limited to, suppliers of drilling equipment and catering and machinery suppliers. Mergers in our industry have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. Such consolidation may result in a shortage of supplies and services, potentially inhibiting the ability of suppliers to deliver on time, or at all. These delays may have a material adverse effect on our results of operations and result in downtime, and delays in the repair and maintenance of our drillships.

Our business is subject to numerous governmental laws and regulations, including environmental requirements, that may impose significant costs and liabilities on us.

Our operations are subject to federal, state, local, foreign and international laws and regulations that may, among other things, require us to obtain and maintain specific permits or other governmental approvals to control or limit the discharge of oil and other contaminants into the environment or otherwise relate to environmental protection, and which impose stringent standards on our activities that are protective of the environment. For example, any operations and activities that we conduct in the United States and its territorial waters are subject to numerous environmental laws, including the Oil Pollution Act of 1990, the Outer Continental Shelf Lands Act, the Comprehensive Environmental Response, Compensation, and Liability Act and the International Convention for the Prevention of Pollution from Ships (each, as amended from time to time), and analogous state laws. Failure to comply with these laws, regulations and treaties may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, the denial or revocation of permits or other authorizations and the issuance of injunctions that may limit or prohibit some or all of our operations. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering us liable for environmental and natural resource damages caused by others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these laws and regulations, the modification of existing laws or regulations or the adoption of new laws or regulations that curtail exploratory or developmental drilling for oil and natural gas could materially limit future contract drilling opportunities or materially increase our costs, including our capital expenditures.

The imposition of stringent restrictions or prohibitions on offshore drilling by a governing body may have a material adverse effect on our business.

Prior catastrophic events that resulted in the release of oil or other contaminants offshore have heightened environmental and regulatory concerns about the oil and gas industry. In the past, the U.S. federal government, acting through the U.S. Department of the Interior and its implementing agencies that have since evolved into the present day Bureau of Ocean Energy Management and Bureau of Safety and Environmental Enforcement, have issued various rules, Notices to Lessees and Operators and temporary drilling moratoria that interrupted operations and resulted in additional stringent environmental and safety regulations or requirements applicable to oil and gas exploration, development and production operators in the U.S. Gulf of Mexico, some of whom are our clients. Any such regulatory initiatives may serve to effectively slow down the pace of drilling and production operations in the U.S. Gulf of Mexico due to adjustments in operating procedures and certification requirements as well as increased lead times to obtain exploration and production plan reviews. Also, our clients may require changes to our operations or procedures in order for our clients to meet their own additional compliance requirements, which may increase our costs.

Our business could be affected adversely by union disputes and strikes or work stoppages by our employees. In addition, our labor costs and the operating restrictions under which we operate could increase as a result of collective bargaining negotiations and changes in labor laws and regulations.

Some of our international employees (currently representing approximately 1% of our workforce) are represented by unions and are working under agreements that are subject to annual salary negotiations. We cannot guarantee the results of any such collective bargaining negotiations or whether any such negotiations will result in a work stoppage. In addition, employees may strike or engage in work stoppages or slowdowns for reasons unrelated to our union arrangements. Any future work stoppage or slowdown could, depending on the affected operations and the length of the work stoppage or slowdown, have a material adverse effect on our financial position, results of operations or cash flows. In addition, we could enter new markets where the workforce is represented by unions, which could result in higher operating costs that we are unable to pass along to our clients.

Our global operations may be adversely affected by political and economic circumstances in the countries in which we operate, including as a result of violations of the U.S. Foreign Corrupt Practices Act and similar foreign anti-bribery laws. A significant portion of our business has been, and may in the future be, conducted in West Africa, which exposes us to risks of war, local economic instabilities, corruption, political disruption and civil disturbance in that region.

We operate in oil and natural gas producing areas worldwide. We are subject to a number of risks inherent in any business that operates globally, including: political, social and economic instability; war; piracy and acts of terrorism; corruption; potential seizure, expropriation or nationalization of assets; increased operating costs; wage and price controls; imposition or changes in interpretation and enforcement of local content laws; and other forms of government regulation and economic conditions that are beyond our control.

The United States Foreign Corrupt Practices Act (the “FCPA”), the UK Bribery Act 2010, the Nigerian Corrupt Practices and Other Related Offenses Act of 2000, Brazil’s Anti-Corruption Law of 2014 and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making, offering or authorizing improper payments to government officials for the purpose of obtaining or retaining business. We may operate in countries where strict compliance with anti-bribery laws conflicts with local customs and practices. Violations of, or any non-compliance with, current and future anti-bribery laws (either due to acts or inadvertence by us or our agents) may result in criminal and civil sanctions and could subject us to other liabilities in the U.S. and elsewhere.

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

We may be required to make significant capital expenditures to maintain our competitiveness and to comply with applicable laws, regulations and standards of governmental authorities and organizations.

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

If we are unable to fund these capital expenditures with cash flow from operations, we may either incur additional borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets may be limited by our financial position at the time, changes in laws and regulations and by adverse market conditions. In addition, our ability to raise additional capital is limited by the terms of our debt agreements. Our failure to obtain the funds for necessary future capital expenditures could limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business and on our financial position, results of operations or cash flows.

There may be limits on our ability to mobilize drillships between geographical areas and the time spent on and costs of such mobilizations may materially and adversely affect our business.

The offshore contract drilling market is generally a global market, as drilling units may be mobilized from one area to another. However, the ability to mobilize drilling units can be impacted by several factors including governmental regulation and customs practices, the significant costs to move a drilling unit, weather, political instability, civil unrest, military actions and the technical capability of the drilling units to operate in various environments. Additionally, while a drillship is being mobilized from one geographic market to another, we may not be paid by the client for the time that the drillship is out of service. Also, we may mobilize a drillship to another geographic market without a client contract, which may result in costs that are not reimbursed by future clients.

The loss of key personnel could negatively impact our business.

Our future operational performance depends to a significant degree upon the continued service of key members of our management as well as marketing, sales and operations personnel. The loss of one or more of our key personnel could have a material adverse effect on our business. We believe our future success will also depend in large part upon our ability to attract, retain and further motivate highly skilled management, marketing, sales and operations personnel. We may experience intense competition for personnel, and we may not be able to retain key employees or be successful in attracting, assimilating and retaining personnel in the future. In addition, our ability to attract, recruit and retain key personnel may be negatively impacted by our emergence from bankruptcy and the uncertainties currently facing the industry in which we operate.

Any significant cyber-attack or interruption in network security could materially and adversely disrupt and affect our operations and business.

We have become increasingly dependent upon digital technologies to conduct and support our offshore operations, and we rely on our operational and financial computer systems to conduct almost all aspects of our business. Threats to our information technology systems associated with cybersecurity risks and incidents or attacks continue to grow. Any failure of our computer systems, or those of our clients, vendors or others with whom we do business, could materially disrupt our operations and could result in the corruption of data or unauthorized release of proprietary or confidential data concerning the Company, its business operations and activities, clients or employees. Computers and other digital technologies could become impaired or unavailable due to a variety of causes, including, among others, theft, cyber-attack, design defects, terrorist attacks, utility outages, human error or complications encountered as existing systems are maintained, repaired, replaced or upgraded. Any cyber-attack or interruption could have a material adverse effect on our financial position, results of operations or cash flows, and our reputation.

Our insurance may not be adequate in the event of a catastrophic loss.

Damage to the environment could result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may be subject to property, environmental, natural resource and other damage claims by oil and gas companies, other businesses operating offshore and in coastal areas, environmental conservation groups, governmental entities and other third parties. Insurance policies and contractual rights to indemnity may not adequately cover losses, and we may not have insurance coverage or rights to indemnity for all risks. In particular, pollution and environmental risks generally are not fully insurable.

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

Consistent with standard industry practice, our clients generally assume, and indemnify us against, well control and subsurface risks pursuant to our dayrate contracts. These risks are associated with the loss of control of a well, such as blowout or cratering, the cost to regain control or re-drill the well and associated pollution. However, the indemnification provisions in our contracts may not cover all damages, claims or losses to us or third parties, and our clients may not have sufficient resources to cover their indemnification obligations or may contest their obligation to indemnify us. The indemnification provisions of our contracts may be subject to differing interpretations and the laws or courts of certain jurisdictions may enforce such provisions while other laws or courts may find them unenforceable, void or limited by public policy considerations, including when the cause of the underlying loss or damage is our gross negligence or willful misconduct, when punitive damages are attributable to us or when fines or penalties are imposed directly against us. Also, in the interest of maintaining good relations with our key clients, we may choose not to assert certain indemnification claims. In addition, in certain market conditions, we may be unable to negotiate contracts containing indemnity provisions that obligate our clients to indemnify us for such damages and risks.

We may suffer losses as a result of foreign currency fluctuations.

A significant portion of the contract revenues of our foreign operations will be paid in U.S. dollars; however, some payments are made in foreign currencies. As a result, we are exposed to currency fluctuations and exchange rate risks as a result of our foreign operations. To minimize the financial impact of these risks when we are paid in foreign currency, we attempt to match the currency of operating costs with the currency of contract revenue. If we are unable to substantially match the timing and amounts of these payments, any increase in the value of the U.S. dollar in relation to the value of applicable foreign currencies could adversely affect our operating results.

Public health threats could have a material adverse effect on our financial position, results of operations or cash flows.

Public health threats, such as Ebola, the H1N1 flu virus, the Zika virus, Severe Acute Respiratory Syndrome, and other highly communicable diseases, outbreaks of which have occurred in various parts of the world in which we operate, could adversely impact our operations, the operations of our clients and the global economy, including the worldwide demand for oil and natural gas and the level of demand for our services. Any quarantine of personnel or inability to access our offices or rigs could adversely affect our operations. Travel restrictions or operational problems in any part of the world in which we operate, or any reduction in the demand for drilling services caused by public health threats in the future, may adversely affect our financial position, results of operations or cash flows.

We may be adversely affected by national, state and foreign or international laws or regulatory initiatives focusing on greenhouse gas (“GHG”) reduction.

Due to concern over the risk of climate change, there has been a broad range of proposed or promulgated initiatives regarding GHG reduction. Regulatory frameworks adopted, or being considered for adoption, to reduce GHG emissions include cap and trade regimes, carbon taxes, restrictive permitting, increased efficiency standards, and incentives or mandates for renewable energy. Although it is not possible at this time to predict how new legislation or regulations that may be adopted to address GHG emissions in the United States would impact our business, any such future laws and regulations that require reporting of GHGs or otherwise limit emissions of GHGs from oil and gas exploration and production operators, some of whom are our clients, could require such operators to incur increased costs, lengthen project implementation times, and adversely affect demand for the oil and natural gas that they produce, which could decrease demand for our services. In addition, some experts believe climate change could increase the frequency and severity of extreme weather conditions. We are currently unable to predict the manner or extent of any such potential GHG reduction or climate change effects.

We may be involved in litigation, arbitration or other legal proceedings from time to time, the outcomes of which may be unpredictable and may have an adverse impact on our business and financial condition, which may be material.

Our business involves numerous operating hazards and risks, and we operate in many different international jurisdictions. In the normal course of our business we may become involved in disputes and legal or arbitration proceedings, which may have unpredictable outcomes and which may be material. We are involved in arbitration proceedings relating to the vessel known as the Pacific Zonda, as described elsewhere herein (the “Zonda Arbitration”), and as of December 31, 2018 we have recorded a receivable from unconsolidated subsidiaries of $204.7 million related to the arbitration. For additional information, see Note 7 to our consolidated financial statements. While we expect to prevail in the Zonda Arbitration, we cannot assure you that we will do so.

Risks Related to Our Emergence from Bankruptcy

We experienced a change of control in connection with our emergence from bankruptcy and our new board of directors may change our business strategy and has changed and may continue to change key personnel.

As a result of the issuances of common shares, change in the composition of our board of directors, amendments to our Articles and execution and delivery of the Governance Agreement discussed elsewhere in this annual report, a change in control of the Company occurred on the Plan Effective Date in connection with the Company’s emergence from the Chapter 11 bankruptcy proceedings. Pursuant to the Governance Agreement, until the “Nomination Termination Time” (as defined therein), certain of our shareholders have the right to appoint our Class B directors, constituting three of our seven directors. As of the Plan Effective Date and March 1, 2019, only a few of our shareholders, if they were to act in concert, could control the election of our remaining four Class A directors.

Pursuant to our Articles and the Governance Agreement, prior to the Nomination Termination Time, any two Class B directors acting in their capacities as such (a “Class B Majority”) have broad authority to act on the Company’s behalf in connection with any Acquisition Proposal or Acquisition (as such terms are defined in the Articles), including but not limited to the authority to solicit prospective Acquisition Proposals, to retain, at the Company’s expense such consultants, legal counsel and other advisors as a Class B Majority may from time to time deem appropriate to assist the Class B directors in the performance of their duties with respect to Acquisition Proposals, and subject to specified conditions, to execute and deliver on behalf of the Company definitive documentation providing for the consummation of an Acquisition. For additional information, see Item 10.B. “Additional Information - Memorandum and Articles of Association.”

Our post-emergence board of directors may change our business strategy, including but not limited to changing our operating strategy or soliciting Acquisition Proposals. On the Plan Effective Date, our new board of directors appointed a new chief executive officer and has made and may make other changes in key personnel. These or potential future changes may not be successful and may be disruptive to our business and relationships with clients, vendors, suppliers, service providers, other third parties and employees.

We remain subject to risks and uncertainties associated with our emergence from bankruptcy.

Notwithstanding our emergence from bankruptcy on November 19, 2018, our operations and liquidity remain subject to a number of risks and uncertainties related to the fact that we operated under Bankruptcy Court protection for approximately one year. These risks and uncertainties include the following:

•	our ability to maintain our relationships and contracts with our clients, vendors, suppliers, service providers and other third parties;
•

our ability to execute our business plan or make effective changes to our business plan in response to changes in market conditions or changes in strategy implemented by our post-emergence board of directors or other factors;

•	our ability to attract, motivate and retain key employees; and
•

our ability to generate sufficient cash flow to operate our business and service our debt, and to comply with terms and conditions of the indentures governing our First Lien Notes and Second Lien PIK Notes.

Our operating results may be adversely affected by the possible reluctance of third parties to do business with a company that recently emerged from Chapter 11 bankruptcy proceedings. For example, third parties could require that we provide additional financial assurances, which could be costly. In addition, failure to retain or attract and maintain key personnel or erosion of employee morale could have a material adverse effect on our ability to meet client expectations, obtain new contracts and effectively operate our business, thereby adversely affecting our results of operations and financial condition. We cannot accurately predict or quantify the ultimate impact that our emergence from bankruptcy may have on our business, results of operations and financial condition.

The Plan was based in large part upon assumptions and analyses developed by us. If these assumptions and analyses prove to be incorrect, our results of operations, liquidity and financial condition may be materially and adversely affected.

As a part of the Plan process, we were required to prepare projected financial information to demonstrate to the Bankruptcy Court the feasibility of the Plan and our ability to continue operations upon emergence from bankruptcy. The Plan, and these projections, were reflective of assumptions and analyses based on our experience and perception of historical trends, prevailing conditions and expected future developments, as well as other factors that we considered at the time to be appropriate under the circumstances. Whether actual future results and developments will be consistent with our expectations and assumptions reflected in the Plan depends on a number of factors, including but not limited to: (i) our ability to maintain our clients’ confidence in our viability as a continuing entity and to attract and retain sufficient business from them, (ii) our ability to retain or attract and retain key employees, (iii) the overall strength and stability of general economic conditions of the financial and oil and gas industries, both in the U.S. and in global markets and (iv) our ability to make required interest payments on and ultimately pay or refinance our debt. Any of these factors could materially adversely affect the success of our reorganized business.

In addition, the Plan was developed in reliance upon financial projections, and these projections are not part of this annual report, have not been and are not expected to be updated and should not be relied upon in connection with the purchase of our common shares. Financial forecasts are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of these financial forecasts will not be accurate.

In connection with our emergence from bankruptcy, our historical financial information may not be indicative of our future financial performance.

In connection with our emergence from bankruptcy, we have adopted Fresh Start Accounting in accordance with provisions of ASC 852, Reorganizations, which resulted in the Company becoming a new entity for financial reporting purposes on November 19, 2018, the effective date of emergence. Fresh Start Accounting results in the Company’s assets and liabilities being recorded at fair value as of the Plan Effective Date. As a result of the adoption of Fresh Start Accounting, the Company’s consolidated financial statements subsequent to November 19, 2018 will not be comparable to its consolidated financial statements on and prior to that date. The lack of comparable historical information may discourage investors from purchasing our common shares.

Our pre-emergence net operating losses may be significantly reduced and/or limited under Luxembourg income tax law.

From a Luxembourg Generally Accepted Accounting Principles (the “Lux GAAP”) standpoint, debt forgiveness resulting from the Chapter 11 bankruptcy proceedings would lead to an increase of the net asset value of the Luxembourg debtor benefitting from the forgiveness. Such an increase would correspond to the amount of the debt that is forgiven for no consideration. The increase of the net asset value would also be reflected in the Lux GAAP profit and loss through recognition of cancellation of debt income (“COD Income”) corresponding to the amount of the debt forgiven for no consideration. Based on the principle of “accrochement du bilan fiscal au bilan commercial” (translated as “tax follows book”) provided in article 40 of the Luxembourg Income Tax Law (the “Luxembourg ITL”) (which is considered as the general rule), any COD Income realized upon the cancellation of a debt from a Lux GAAP standpoint should also increase the net asset value of the debtor for Luxembourg tax purposes.

Article 52 of the Luxembourg ITL relates specifically to gains derived by a Luxembourg corporate debtor upon total or partial debt forgiveness occurring in the context of a financial reorganization aimed at the financial recovery of the debtor (i.e., “gain d’assainissement” or “reorganization profit”). This article provides that the increase in the net asset value of a Luxembourg corporate debtor resulting from a gain d’assainissement / reorganization profit is eliminated from the positive taxable result of the Luxembourg debtor only to the extent of that result. In other words, the tax exemption applies only to the portion of net gain d’assainissement / reorganization profit exceeding existing tax losses available during the year of the debt forgiveness.

Considering the above, we may benefit from an exemption of COD Income pursuant to article 52 of the Luxembourg ITL upon cancellation of our debts. Based on article 52 of the Luxembourg ITL and article 114(2)1 of the Luxembourg ITL, COD Income derived by us upon cancellation of our debts should first be offset with existing tax losses carry forwards and be exempt based on article 52 of the Luxembourg ITL for the remainder.

Luxembourg tax law allows tax losses to offset taxable profits unless it is determined that a change of shareholders results in tax abuse. Luxembourg jurisprudence uses a “facts and circumstances” analysis that indicates an abuse of law could be found where the loss-generating activity is discontinued following a change in ownership and a new profitable business is begun. However, a finding of valid commercial reasons reflecting the economic reality should be sufficient to avoid the perception of abuse of law. Also, after a corporate restructuring, utilizing accumulated tax losses within the same group should not be suspect if there are economic reasons beyond using the losses. Finally, the mere conversion of our legal form may, in certain situations, not prevent our use of the losses to offset future profits. Similarly, a mere change in shareholders should not result in loss of the deductibility of the tax losses. However, a change in shareholders together with a change of activity (such as disposition of the loss generating assets and the beginning of a completely new activity by the loss company) would significantly increase the risk of characterization of the transaction as tax abusive and jeopardize the deductibility of the tax losses.

There is uncertainty regarding whether courts outside the United States will recognize the Confirmation Order.

Our parent company, Pacific Drilling S.A., is incorporated pursuant to, and the rights attaching to its shares are governed by, the laws of Luxembourg. Additionally, many of our subsidiaries which were Debtors under the Plan are incorporated under, and their interests are governed by, the laws of foreign jurisdictions other than the United States. Although we intend to make commercially reasonable efforts to ensure that the Confirmation Order and the steps we took to implement the restructuring thereunder are effective in all applicable jurisdictions, it is possible that if a creditor or stakeholder were to challenge the restructuring, a foreign court may refuse to recognize the effect of the Confirmation Order.

Risks Related to Our Indebtedness

We have substantial indebtedness.

As of December 31, 2018, we have total long-term debt of $1.0 billion. Our substantial debt could have important consequences to our debt and equity holders, including, but not limited to:

•	increasing our vulnerability to general adverse economic and industry conditions;
•

requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, business development or other general corporate requirements;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, business development or other general corporate requirements;
•	increasing the cost of borrowing under any future credit facilities;
•	making it more difficult to obtain surety bonds, letters of credit, bank guarantees or other financing, particularly during periods in which capital markets are weak;
•	limiting our flexibility in planning for, or reacting to, changes in our business and in the oil and gas industry; and
•	placing us at a competitive disadvantage compared to less leveraged competitors.

Our ability to service our debt obligations and fund any working capital needs and capital expenditures will depend, among other things, on our future operating results, which could be affected by market, economic, financial, competitive and other factors beyond our control. We may not be able to generate sufficient cash flows or obtain other capital resources to service our debt obligations. If our cash flows and capital resources are insufficient to fund our debt service obligations and other cash requirements, we may be forced to reduce or eliminate our share repurchase program, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our debt service obligations and fund other cash requirements.

The indentures governing our First Lien Notes and Second Lien PIK Notes contain restrictive covenants that may limit our ability to pursue business opportunities, change our capital structure or respond to changes in market conditions.

The indentures governing our First Lien Notes and Second Lien PIK Notes contain restrictive covenants that may limit our ability to pursue business opportunities, change our capital structure or respond to changes in market conditions. For example, the indentures contain covenants that limit our ability, and the ability of our “restricted subsidiaries” (as defined therein), to:

•	incur or guarantee additional indebtedness and issue preferred stock;
•	pay dividends on or redeem or repurchase capital stock, make certain investments or make certain payments on or with respect to subordinated and junior debt;
•	create or incur certain liens;
•	impose restrictions on the ability of restricted subsidiaries to pay dividends;
•	merge or consolidate with other entities;
•	enter into certain transactions with affiliates;
•	impair our ability to grant security interests in the collateral securing our debt; and
•	engage in certain lines of business.

These limitations may adversely affect our ability to take actions that we would choose to take in the absence of such restrictions, such as pursue certain business opportunities, obtain certain financing, pay dividends, redeem shares, sell assets or fund capital expenditures, and may adversely affect our ability to react to changes in market or competitive conditions or withstand a downturn in our business.

We and our subsidiaries may incur significant amounts of additional debt.

We and our subsidiaries may incur significant amounts of additional debt in the future, including additional first lien secured debt (up to $50 million of which may be superpriority first lien debt), subject to the limitations in the indentures governing our First Lien Notes and Second Lien PIK Notes. If we incur additional debt, the risks related to our capital structure and outstanding indebtedness could be exacerbated, and we may not be able to meet all of our debt obligations.

We cannot assure you that we will ever pay cash interest on the Second Lien PIK Notes, and the payment of PIK interest will increase our indebtedness and the risks associated therewith.

The indenture governing the Second Lien PIK Notes provides that we are permitted to pay all or a portion of the interest on such notes in cash in lieu of payment in-kind (“PIK”) interest. However, our ability to pay cash interest on the Second Lien PIK Notes will depend on available restricted payment capacity under the indenture governing the First Lien Notes. We cannot assure you that we will have available capacity or, if we do have available capacity, that we will use that capacity to pay cash interest on the Second Lien PIK Notes. As a result, holders of the Second Lien PIK Notes could potentially receive no cash interest on such notes. In addition, the payment of PIK interest will increase our indebtedness, related interest obligations, and the risks associated therewith. For additional information regarding our Second Lien PIK Notes, see Note 8 to our consolidated financial statements.

Default under the terms of the indentures governing our First Lien Notes and Second Lien PIK Notes could result in an acceleration of our indebtedness.

If we are unable to make required payments of principal and interest on our debt or to comply with the other covenants and restrictions in the indentures governing our First Lien Notes and Second Lien PIK Notes, or other debt agreements we may enter into in the future, there could be a default under the terms of these debt instruments. Our ability to make such payments and to comply with other covenants and restrictions may be affected by events beyond our control. As a result, we cannot assure you that we will be able to make such payments and to comply with the other covenants and restrictions.

If an event of default under the indentures governing our Notes occurs, the holders of the Notes may accelerate the Notes and declare all amounts outstanding due and payable. Borrowings under other future debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occurs, our assets might not be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us.

We are a holding company and will depend on cash flow from our operating subsidiaries to meet required payments on our debt.

We conduct our operations through, and most of our assets are owned by, our subsidiaries. Our operating income and cash flow are generated by our subsidiaries. As a result, the principal source of funds necessary to meet our obligations in respect of our indebtedness will be cash we obtain from our subsidiaries. Contractual provisions or laws, as well as our subsidiaries’ financial condition, operating requirements and debt requirements, may limit our ability to obtain cash from our subsidiaries to meet our debt service obligations. Our inability to obtain cash from our subsidiaries may mean that, even though we may have sufficient resources on a consolidated basis to meet our obligations, we may not be able to pay our debts or meet our other obligations. In addition, applicable tax laws may subject such subsidiaries’ distributions to us to further taxation.

We may not be able to satisfy our obligations to holders of our First Lien Notes and Second Lien PIK Notes upon a change of control.

The indentures governing the Notes contain provisions relating to certain events constituting a “change of control” (as defined therein). Upon a change of control, holders of the Notes will have the right to require us to repurchase the Notes at 101% of their principal amount, plus accrued and unpaid interest. Our ability to repurchase Notes upon a change of control would be limited by our access to funds at the time of the repurchase and the terms of our then-outstanding debt agreements, which could restrict or prohibit such a repurchase. A change of control may also result in a default under other future debt instruments, giving the holders of such obligations the right to accelerate payment thereunder. We cannot assure you that we will have sufficient funds available upon a change of control to make any required repurchases of Notes or to make any other required repayments of debt.

Risks Related to Our Common Shares

Our common shares were relisted and began trading on the New York Stock Exchange (the “NYSE”) on December 18, 2018; however, an active, liquid and orderly market for our common shares may not develop or be sustained. Investors may be unable to sell common shares at or above the price they bought them for.

Our common shares were relisted and began trading on the NYSE on December 18, 2018. We can give no assurances that an active, liquid and orderly trading market for our common shares will be developed or will be sustained. We believe that as of March 1, 2019, approximately 85.7% of our outstanding common shares were controlled by approximately seven principal shareholders. There can be no assurance that any of our existing shareholders will sell any or all of their common shares. There may be a lack of supply of, or demand for, our common shares on the NYSE, and in such case, the trading prices of our common shares may be particularly volatile, and a holder of common shares may not be able to sell the number of shares such holder wants to sell at the desired price. From September 13, 2017 to December 17, 2018, our common shares were traded on the over-the-counter market and from November 11, 2011 to September 12, 2017 our common shares were traded on the NYSE; however, our capital structure, business and market conditions have changed substantially during that time and as a result investors should not rely on our historical trading prices.

Sales of our common shares by existing shareholders, or the perception that these sales may occur, may depress the trading price of our common shares or cause the trading price of our common shares to decline.

Pursuant to our obligations under the Registration Rights Agreement that we entered into as of the Plan Effective Date with certain of our shareholders, we filed a registration statement with the Securities and Exchange Commission (the “SEC”) to register for resale certain of the shares held by those shareholders, and are generally required to maintain the registration statement for use by those shareholders, subject to exceptions and limitations in the Registration Rights Agreement. Up to approximately 54.8 million of our common shares may be sold pursuant to the registration statement by the selling shareholders, which represents approximately 73% of our issued and outstanding common shares as of March 1, 2019. We cannot predict the timing or amount of future sales of our common shares by selling shareholders, but such sales, or the perception that such sales could occur, may adversely affect prevailing trading prices for our common shares.

We may pay little or no dividends on our common shares.

We do not expect to pay dividends on our common shares for the foreseeable future. The payment of any future dividends to our shareholders will depend on decisions that will be made by our board of directors and will depend on then-existing conditions, including our operating results, financial condition, business prospects, Luxembourg corporate law restrictions, and restrictions under the indentures governing our Notes and under any future debt agreements or contracts.

We cannot guarantee that our share repurchase program will be fully implemented or that it will enhance long-term shareholder value.  Repurchases of our common shares could also increase the volatility of the trading price of our common shares and will diminish our cash reserves.

On February 22, 2019, our shareholders approved a share repurchase program for a total expenditure of up to $15.0 million for a two-year period. The share repurchase program does not obligate the Company to repurchase a specific number or dollar value of our common shares and may be suspended or discontinued at any time, which could result in a decrease in the trading price of our common shares. We cannot guarantee that the program will be fully consummated or that it will enhance long-term shareholder value. The share repurchase program will diminish our cash reserves. In addition, repurchases of our common shares through the program could affect the trading price of our common shares and increase volatility. The existence of a share repurchase program could cause the price of our common shares to be higher than it would be absent such a program and could potentially reduce the market liquidity for our common shares.

Certain shareholders have the right to appoint directors to our board of directors, and have the ability to influence other corporate matters, and their interests may not coincide with yours.

Our Articles establish a board of directors of seven directors, with three Class B directors and four Class A directors. Pursuant to the Governance Agreement, until the “Nomination Termination Time” (as defined therein), certain funds affiliated with Avenue Capital Management II, L.P. (collectively, the “Avenue Parties”) have the right to nominate one Class B director, certain affiliates of Strategic Value Partners, LLC (collectively, the “SVP Parties”) have the right to nominate one Class B director and the other parties to the Governance Agreement (defined therein collectively as the “Other Lenders”) have the right to nominate one Class B director. From and after the Nomination Termination Time, the board of directors will cease to be classified.

Pursuant to our Articles and the Governance Agreement, prior to the Nomination Termination Time, any two Class B directors acting in their capacities as such (a “Class B Majority”) have broad authority to act on the Company’s behalf in connection with any Acquisition Proposal or Acquisition (as such terms are defined in the Articles), including but not limited to the authority to solicit prospective Acquisition Proposals, to retain, at the Company’s expense such consultants, legal counsel and other advisors as a Class B Majority may from time to time deem appropriate to assist the Class B directors in the performance of their duties with respect to Acquisition Proposals, and subject to specified conditions, to execute and deliver on behalf of the Company definitive documentation providing for the consummation of an Acquisition. For additional information, see Item 10.B. “Additional Information - Memorandum and Articles of Association.”

In addition, as of March 1, 2019, only a few of our shareholders, if they were to act in concert, could control the election of our four Class A directors. As a result of the nomination rights in the Governance Agreement and the concentration of ownership of our common shares, a relatively few number of shareholders are able to influence the composition of our board of directors and thereby our management and business strategy. Further, as of the Plan Effective Date, only a few of our shareholders, if they were to act in concert, could determine the outcome of a shareholder vote on significant corporate matters. The interests of these shareholders may not coincide with your interests.

As a “foreign private issuer,” we are exempt from most of the NYSE corporate governance standards applicable to U.S. public companies, except for the requirement to have an independent audit committee.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements than a domestic issuer. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. Based on the foregoing we may elect not to comply with certain NYSE corporate governance requirements, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that all independent directors meet in executive session at least once a year, (iii) the requirement that the nominating/corporate governance committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (iv) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (v) the requirement to adopt corporate governance guidelines. We are required to have, and do have, an audit committee composed entirely of independent directors. Accordingly, investors may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

As a “foreign private issuer,” we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies. This may limit the information available to holders of our common shares.

As a “foreign private issuer,” we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our Company than there is for U.S. public companies.

The rights of our shareholders and responsibilities of our directors and officers are governed by Luxembourg law and differ in some respects from the rights and responsibilities of shareholders under other jurisdictions, including jurisdictions in the United States.

Our corporate affairs are governed by our Articles, and by the laws governing companies incorporated in Luxembourg, including the Luxembourg Company Law ( loi du 10 août 1915 concernant les sociétés commerciales ). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law differ in some respects from those of a company incorporated under other jurisdictions, including jurisdictions in the United States. Corporate laws governing Luxembourg companies may not be as extensive as those in effect in U.S. jurisdictions and the Luxembourg Company Law (as defined above) in respect of corporate governance matters might not be as protective of shareholders as the corporate law and court decisions interpreting the corporate law in Delaware, where the majority of U.S. public companies are incorporated. In addition, we anticipate that all of our shareholder meetings will take place in Luxembourg. Our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in a jurisdiction in the United States.

Because we are incorporated under the laws of Luxembourg, shareholders may face difficulty protecting their interests, and their ability to obtain and enforce judgments through other international courts, including courts in the United States, may be limited.

We are a public limited liability company incorporated under the laws of Luxembourg, and as a result, it may be difficult for investors to effect service of process within the United States upon us or to enforce judgments against us obtained in U.S. courts based on the civil liability provisions of the federal securities laws of the United States. In addition, a substantial portion of our assets may be located outside the United States. There is uncertainty as to whether the courts of Luxembourg would enforce final judgments of United States courts obtained against us predicated upon the civil liability provisions of the federal securities laws of the United States.

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

If we are not successful in our efforts to make distributions, if any, through a withholding tax free reduction of share capital or share premium (the absence of withholding on such distributions is subject to certain requirements), then any dividends paid by us generally will be subject to a Luxembourg withholding tax at a rate of 15% (17.65% if the dividend tax is not withheld from the shareholder) (subject to the reductions/exceptions discussed under Item 10.E. “Taxation—Luxembourg Tax Considerations”). The withholding tax must be withheld by the Company from the gross distribution and paid to the Luxembourg tax authorities. Under current Luxembourg tax law, a reduction of share capital or share premium is not subject to Luxembourg withholding tax provided that certain conditions are met, including, for example, the condition that we do not have distributable reserves or profits. However, there can be no assurance that our shareholders will approve such a reduction in share capital or share premium, that we will be able to meet the other legal requirements for a reduction in share capital or share premium, or that Luxembourg tax withholding rules will not be changed in the future. In addition, over the long term, the amount of share capital and share premium available for us to use for capital reductions will be limited. If we are unable to make a distribution through a withholding tax free reduction in share capital or share premium, we may not be able to make distributions without subjecting our shareholders to Luxembourg withholding taxes.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders of our common shares.

A foreign corporation will be treated as a “passive foreign investment company,” or “PFIC”, for U.S. federal income tax purposes if, after the application of certain look-through rules, either: (i) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the corporation’s assets for any taxable year produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than certain rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business, but does not include income derived from the performance of services. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our operations as of the date of this annual report, we believe that we will not be a PFIC in the current taxable year and that we will not become a PFIC in any future taxable year. However, this involves a facts and circumstances analysis and it is possible that the IRS would not agree with this conclusion. Further, the determination of whether a corporation is a PFIC is made annually and thus may be subject to change. Therefore, we can give investors no assurance as to our PFIC status. Investors are encouraged to consult their own independent tax advisors about the PFIC rules, including the availability of certain elections and reporting requirements. For additional information see Item 10.E. “Taxation—U.S. Federal Income Tax Considerations.”

We may become a controlled foreign corporation in the future.

While we do not believe that we are currently a controlled foreign corporation (“CFC”), we will become a CFC if U.S. persons, who own (or are considered to own, as a result of the attribution rules) 10% or more of the voting power of our stock (each a “10% U.S. shareholder”), collectively own more than 50% of either the total combined voting power of all classes of our voting stock or the total value of our stock.

If we become a CFC, each U.S. Holder that is a 10% U.S. shareholder may be required to include in income its allocable share of our “Subpart F” income reported. Subpart F income generally includes dividends, interest, net gain from the sale or disposition of securities, non-actively managed rents and certain other generally passive types of income. The aggregate Subpart F income inclusions in any taxable year relating to a particular CFC are limited to such entity’s current earnings and profits (as determined for U.S. federal income tax purposes). These inclusions are treated as ordinary income (whether or not such inclusions are attributable to net capital gains). Thus, if we become a CFC, a 10% U.S. shareholder may be required to report as ordinary income its allocable share of our Subpart F income without corresponding receipts of cash.

Further, if we become a CFC, the tax basis of a 10% U.S. shareholder shares will be increased to reflect any required Subpart F income inclusions. Such income may be treated as income from sources within the United States, for certain foreign tax credit purposes, to the extent derived by us from U.S. sources. Such income will not be eligible for the reduced rate of tax applicable to “qualified dividend income” for individual U.S. persons.

Regardless of whether we have any Subpart F income, if we become a CFC, any gain recognized by a 10% U.S. shareholder from the disposition of our stock will be treated as ordinary income to the extent of such holder’s allocable share of our current and/or accumulated earnings and profits. In this regard, earnings would not include any amounts previously taxed pursuant to the CFC rules.

If we are classified as both a CFC and a PFIC, a 10% U.S. shareholder will be required to include amounts in income as described this subheading, and the consequences described under the above risk factor entitled “U.S. tax authorities could treat us as a ‘passive foreign investment company,’ which could have adverse U.S. federal income tax consequences to U.S. holders of our common shares” above will not apply. The interaction of these rules is complex. U.S. Holders should consult their own advisers as to the consequences of the CFC and PFIC rules in their individual circumstances.

Changes in our U.S. federal income tax classification, or that of our subsidiaries, could result in adverse tax consequences to our 10% or greater U.S. shareholders.

The Tax Cuts and Jobs Act (the “2017 Act”) signed on December 22, 2017 may have changed the consequences to U.S. shareholders that own, or are considered to own, as a result of the attribution rules, 10% or more of the voting power or value of the stock of a non-U.S. corporation (a “10% U.S. shareholder”) under the U.S. federal income tax laws applicable to owners of U.S. controlled foreign corporations (“CFCs”).

The 2017 Act repealed Section 958(b)(4) of the Internal Revenue Code of 1986, as amended (the “Code”), which, unless clarified in future regulations or other guidance, may result in classification of certain of the Company’s foreign subsidiaries as CFCs with respect to any single 10% U.S. shareholder. This may be the result without regard to whether 10% U.S. shareholders together own, directly or indirectly, more than 50% of the voting power or value of the Company as was the case under prior rules. The repeal is effective as of the last taxable year of CFCs beginning before January 1, 2018 and for the taxable year of 10% U.S. shareholders in which the CFCs’ taxable year ends. Additional tax consequences to 10% U.S. shareholders of a CFC may result from other provisions of the 2017 Act. For example, the 2017 Act added Section 951A of the Code which requires a 10% U.S. shareholder of a CFC to include in income its pro-

rata share of the global intangible low-taxed income (GILTI) of the CFC. The 2017 Act also eliminated the requirement in Section 951(a) of the Code necessitating that a foreign corporation be considered a CFC for an uninterrupted period of at least 30 days in order for a 10% U.S. shareholder to have a current income inclusion.

From time to time, the Company may elect to employ measures such as the share repurchase program approved by the Company’s shareholders on February 22, 2019 that could inadvertently create additional 10% U.S. shareholders or result in the Company itself becoming a CFC, and thus trigger adverse tax consequences for those shareholders as described above. We urge shareholders to consult their individual tax advisers for advice regarding the 2017 Act revisions to the U.S. Federal income tax laws applicable to owners of CFCs given the current uncertainty regarding their scope of applicability.

If a U.S. Person is treated as owning at least 10% of our common shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our common shares, such person may be treated as a “U.S. shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether or not we are treated as a controlled foreign corporation. A U.S. shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. Failure to comply with these reporting obligations may subject a U.S. shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. An individual who is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a U.S. shareholder with respect to any such controlled foreign corporation or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A U.S. investor should consult its advisors regarding the potential application of these rules to an investment in our common shares.

ITEM 4.    INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

Pacific Drilling S.A. was formed on March 11, 2011, as a Luxembourg public limited liability company (société anonyme) under the Luxembourg law of 10 August 1915 on commercial companies, as amended. Our principal executive offices are located at 8-10, Avenue de la Gare, L-1610 Luxembourg and our telephone number is +352 27 85 81 35. Our registered agent in Luxembourg is Centralis S.A, which is located at 8-10, Avenue de la Gare, L-1610 Luxembourg.  The operational headquarters of our Company is located at 11700 Katy Freeway, Suite 175, Houston Texas 77079.  Our telephone number at this address is 713-334-6662.

Our common shares were listed on the Norwegian OTC List from April 2011 to October 2016 and on the NYSE from November 11, 2011 to September 12, 2017. From September 13, 2017 to November 19, 2018 and from November 20, 2018 to December 17, 2018, our common shares were traded on the over-the-counter market under the ticker symbols “PACDQ” and “PACDD,” respectively. Our common shares were relisted on the NYSE on December 18, 2018 and currently trade under the symbol “PACD.”

Background—Emergence from Bankruptcy Proceedings

On November 2, 2018, the Bankruptcy Court issued the Confirmation Order approving the Plan and on November 19, 2018, the Plan became effective pursuant to its terms and the Debtors emerged from their Chapter 11 bankruptcy proceedings. The Debtors had filed the Plan with the Bankruptcy Court in connection with their voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code, initially filed on November 12, 2017, which were jointly administered under the caption In re Pacific Drilling S.A., et al., Case No. 17-13193 (MEW).

The Zonda Debtors are not Debtors under the Plan and filed a separate plan of reorganization, which was confirmed by order of the Bankruptcy Court on January 30, 2019. On the date the plan was confirmed, the Zonda Debtors had $4.6 million in cash and no other material assets after accounting for post-petition administrative expenses (other than the value of their claims against SHI) for SHI to recover against on account of its claims. The Company expects that the Zonda Debtors will emerge from their separate bankruptcy proceedings after the successful resolution of the Zonda Arbitration. If the Company is unsuccessful in the arbitration, the Company expects to liquidate the Zonda Debtors.

Reorganization Transactions Relating to Capital Structure

Pursuant to the Plan, we raised approximately $1.5 billion in new capital, before expenses, consisting of approximately $1.0 billion raised through issuance of our First Lien Notes and Second Lien PIK Notes and $500.0 million raised through issuance of new common shares pursuant to an equity rights offering and private placement. We used the net proceeds to repay all of our pre-petition indebtedness that was not equitized pursuant to the Plan, to repay post-petition indebtedness incurred under our debtor-in-possession financing, and to pay certain fees and expenses. We intend to use the remaining balance for general corporate purposes. More specifically, pursuant to the Plan, the following principal transactions and events occurred on the Plan Effective Date relating to the Company’s capital structure:

•

Completion of $500.0 Million Offerings of Common Shares. The Company issued common shares in connection with the completion of a $460.0 million equity rights offering and $40.0 million private placement.

•

Issuance of Common Shares to Equitize Undersecured Claims and in Payment of Equity Commitment Fee. The Company issued common shares to holders of its Term Loan B, 2017 Notes and 2020 Notes, and such indebtedness was extinguished. The Company also issued common shares to members of the Ad Hoc Group in payment of their fee for backstopping the equity rights offering.

•

Assumption of the First Lien Notes and Second Lien PIK Notes; Release of Escrowed Proceeds to the Company. Bankruptcy-remote subsidiaries of the Company that issued the First Lien Notes and Second Lien PIK Notes, merged into the Company; the Company assumed all of the obligations of such issuers under the First Lien Notes and Second Lien PIK Notes and executed supplemental indentures in connection therewith; certain subsidiaries of the Company guaranteed the Notes as required pursuant to the indentures for the Notes and executed supplemental indentures in connection therewith; the Company and guarantors executed documents providing collateral as required pursuant to the indentures for the Notes; and the net proceeds of the issuance of the Notes were released to the Company.

•

Repayment of Revolving Credit Facility, Senior Secured Credit Facility and DIP Financing. The Company paid all obligations owed under its pre-petition 2013 Revolving Credit Facility and SSCF, and under its post-petition debtor-in-possession financing, and all such indebtedness was extinguished.

•	Completion of Reverse Stock Split. Prior to the issuance of the shares described above, the Company effected a 1-for-10,000 Reverse Stock Split.

As a result of the Reverse Stock Split and the issuance of common shares described above, the Company had issued and outstanding on the Plan Effective Date approximately 75.0 million common shares, and approximately 7.5 million shares were reserved for issuance pursuant to the 2018 Stock Incentive Plan. Due to the Reverse Stock Split and issuance of the new common shares under the Plan as described above, the Company’s common shares prior to the Plan Effective Date were diluted such that they represented in the aggregate approximately 0.003% of the Company’s outstanding common shares on the Plan Effective Date.

Other Reorganization Transactions

Pursuant to the Plan, the following additional principal transactions and events occurred on the Plan Effective Date:

•

Amendment of Articles of Association. The Company’s Articles were amended to, among other things, reflect the new capital structure and establish a classified board of Class A directors and Class B directors.

•

Governance Agreement. The Company entered into the Governance Agreement with certain holders of its shares, which provides for, among other things, director nomination and board observer rights of the parties, as well as an agreement to increase the Company’s share capital at the request of certain parties.

•

Resignation of Directors and Election of New Directors. All of the Company’s directors prior to our emergence from bankruptcy resigned from our board of directors and upon our emergence from bankruptcy, W. Matt Ralls (Chairman), David Weinstein and Bernie G. Wolford Jr. joined the board of directors as Class A directors, and Daniel Han, Donald Platner, and Kiran Ramineni joined the board of directors as Class B directors. Subsequent to our emergence from bankruptcy, John V. Simon joined our board of directors as a Class A director.

•	Appointment of Chief Executive Officer. Bernie G. Wolford Jr. was appointed Chief Executive Officer of the Company.
•

Registration Rights Agreement. The Company entered into the Registration Rights Agreement with certain holders of its shares, which grants such holders certain registration rights with respect to our common shares.

For additional information, see Item 10.B. “Additional Information - Memorandum and Articles of Association” and Item 6.A. “Directors and Senior Management.”

Zonda Arbitration

In January 2013, our subsidiary PDVIII entered into, and our subsidiary PDSI guaranteed, a contract with SHI for the construction of the Pacific Zonda, with a purchase price of approximately $517.5 million and original delivery date of March 31, 2015 (the “Construction Contract”). On October 29, 2015, we exercised our right to rescind the Construction Contract due to SHI’s failure to timely deliver the drillship in accordance with the contractual specifications. SHI rejected our rescission, and on November 25, 2015, formally commenced an arbitration proceeding against us in London under the Arbitration Act 1996 before a tribunal of three arbitrators (as specified in the Construction Contract) (the “Tribunal”). SHI claims that we wrongfully rejected their tendered delivery of the drillship and seeks the final installment of the purchase price under the Construction Contract. On November 30, 2015, we made demand under the third-party refund guarantee accompanying the Construction Contract for the amount of our advance payments made under the Construction Contract of approximately $181.1 million, plus interest. Any payment under the refund guarantee is suspended until an award under the arbitration is obtained. In addition to seeking repayment of our advance payments made under the Construction Contract, we have made a counterclaim for the return of our purchased equipment, or the value of such equipment, and damages for our wasted expenditures. We own $75.0 million in purchased equipment for the Pacific Zonda, a majority of which remains on board the Pacific Zonda. An evidentiary hearing was held in London before the Tribunal from February 5 through March 2, 2018. Written closing submissions and short replies to such submissions were filed with the Tribunal in May 2018. Oral closing submissions were heard by the Tribunal in August 2018. We expect the Tribunal to render its award within the next several months.

Based on our assessment of the facts and circumstances of the rescission, we believe the estimated fair value of our assets related to the Zonda Arbitration was $204.7 million on the Plan Effective Date. We do not believe that the ultimate outcome resulting from this arbitration will have a material adverse effect on our financial position, results of operations or cash flows.

As part of our “first day” relief sought in the Chapter 11 bankruptcy proceedings, the Bankruptcy Court granted us a modification of the automatic stay provisions of the Bankruptcy Code to allow the arbitration to proceed. In our bankruptcy proceedings, SHI asserted claims against PDVIII and PDSI, secured by the Pacific Zonda, for approximately $387.4 million, for the remaining unpaid purchase price, interest and costs. Subsequent to the initial plan of reorganization filed by the Debtors and the Zonda Debtors with the Bankruptcy Court, the Company filed an amended plan of reorganization that removed the Zonda Debtors from the Plan. The Zonda Debtors are not Debtors under the Plan and filed a separate plan of reorganization that was confirmed by order of the Bankruptcy Court on January 30, 2019. On the date the plan was confirmed, PDVIII and PDSI had $4.6 million in cash and no other material assets after accounting for post-petition administrative expenses (other than the value of their claims against SHI) for SHI to recover against on account of its claims. The Company expects that the Zonda Debtors will emerge from their separate bankruptcy proceedings after the successful resolution of the arbitration. If the Company is unsuccessful in the arbitration, the Company expects to liquidate the Zonda Debtors.

If the Company is successful in the arbitration and the Zonda Debtors emerge from their separate plan of reorganization, the Zonda Debtors will guarantee the First Lien Notes and Second Lien PIK Notes. In addition, the Company will be required to offer to purchase First Lien Notes at 100.0% of the principal amount thereof, plus accrued and unpaid interest, with any cash proceeds from a settlement or award in connection with the arbitration, with such offer to be for an aggregate principal amount of First Lien Notes equal to the lesser of (x) 50.0% of such cash proceeds and (y) $75.0 million. The Company will also be required to offer to purchase Second Lien PIK Notes at 100.0% of the principal amount thereof, plus accrued and unpaid interest, with the portion of such cash proceeds, if any, that has been declined by the holders of First Lien Notes.

Capital Expenditures

We have no material commitments for capital expenditures related to the construction of a newbuild drillship.  As of December 31, 2018, we had commitments for capital expenditures related to rig enhancements of $20.8 million. We also expect to incur capital expenditures for purchases in the ordinary course of business. Such capital expenditure commitments are included in purchase obligations presented in Item 5.F. “Tabular Disclosure of Contractual Obligations.”

Available Information

We file annual and special reports and other information with the SEC.  The SEC maintains a website at www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.  In addition, we post these documents on our website at www.pacificdrilling.com in the Investor Relations section.

B. BUSINESS OVERVIEW

We are an international offshore drilling contractor providing offshore drilling services to the oil and gas industry through the use of high-specification floating rigs. Our primary business is to contract our fleet of rigs to drill wells for our clients. We believe we own and operate the only deepwater fleet comprised solely of sixth and seventh generation high-specification drillships, and that our current fleet of seven drillships offers premium technical capabilities to our clients. The term “high-specification,” as used in the floating rig drilling industry to denote a particular segment of the market, can vary and continues to evolve with technological improvements. We generally consider high-specification requirements to include non-harsh environment drillships delivered in or after 2005 and capable of drilling in water depths of 10,000 feet or more.

Our Business Strategies

Our principal business objective is to be the preferred provider of high-specification, floating rig drilling services to the oil and natural gas industry. Our operating strategy is designed to enable us to provide high quality, safe and cost-competitive services and to maintain and deploy our assets to position us to benefit from an expected increase in demand for deepwater offshore drilling and increase our cash flow and profits.  Specifically, we expect to achieve our business objectives through the following strategies:

•

Enhanced focus on safety and operational excellence targeting key markets. With current decreased demand for offshore drilling services, excelling in safety and operational performance is a key factor for success. Our management team is focused on providing quality drilling services for our clients by minimizing downtime and maximizing rig operational efficiency. We believe that we have developed a competitive advantage through our exceptional operating performance and plan to target a presence in key high-specification, deepwater drilling geographies, including West Africa, U.S. Gulf of Mexico and Brazil.  We have built a strong team of experienced professionals that have expertise in diverse areas, such as regulatory and operational affairs, in these key offshore areas.

•

Efficiently manage costs while maintaining optionality and marketability. With a cost-competitive fleet, we believe we will be able to benefit relatively early in the anticipated market recovery.  We have created a well-positioned and well-maintained fleet that we believe is at the low end of the cost of supply curve through the thoughtful reduction of expenses, primarily operations, maintenance and supply chain management.  We have implemented company-wide cost-savings initiatives to reduce our rig operating expenses while effectively maintaining our ability to restart idle rigs within a time frame of three months for a smart-stacked rig and six months for a modified smart-stacked rig.  We are also focused on retaining a critical mass of core management and senior rig operations personnel and continuing personnel development programs, while managing cash costs.  These efforts to manage costs should enable us to continue to deploy our drillships under contracts with positive rig level cash flows even in the current low dayrate environment.

•

Continued development of strategic relationships with high-quality clients. Improvement of our future revenue is dependent upon major international and national oil companies as well as independent exploration and production companies increasing their exploration and development programs. Our existing and potential clients tend to take long-term approaches to the development of their projects, and we believe that our strong operational performance and efficient cost management will make us a preferred long-term partner.  We plan to continue to manage our drillships in such a way as to enable us to nimbly and cost-effectively exploit the anticipated market recovery.

Clients

A significant number of the most active participants in the high-specification floating rig segment of the offshore exploration and production industry are major oil and gas companies, national oil companies or well-capitalized large independent oil and gas companies.

During the years ended December 31, 2018, 2017 and 2016, the percentage of revenues earned from our clients was as follows:

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Years Ended December 31,
	December 31, 2018	November 19, 2018	2017	2016
Chevron	82.1%	84.0%	81.6%	77.1%
Eni	17.9%	—%	—%	—%
Petronas	—%	14.2%	—%	—%
Total	—%	—%	—%	22.9%
Other	—%	1.8%	18.4%	—%

Revenues by Geographic Area

During the years ended December 31, 2018, 2017 and 2016, the percentage of revenues earned by geographic area, based on drilling location, is as follows:

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Years Ended December 31,
	December 31, 2018	November 19, 2018	2017	2016
United States	82.1%	84.0%	81.6%	56.9%
Nigeria	17.9%	1.8%	11.2%	43.1%
Other	—%	14.2%	7.2%	—%

Contract Backlog

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of March 1, 2019, our contract backlog was approximately $238.3 million and was attributable to revenues we expect to generate on (i) the Pacific Sharav under the drilling contract with a subsidiary of Chevron Corporation (“Chevron”), (ii) the Pacific Santa Ana under the drilling contracts with Total E&P Senegal (“Total”) and PC Mauritania 1 Pty Ltd (“Petronas”) and (iii) the Pacific Bora under the drilling contract with Nigerian AGIP Exploration Limited, a subsidiary of Eni S.p.A. (“Eni”). We calculate our contract backlog by multiplying the contractual dayrate by the number of days committed under the contracts (excluding options to extend), assuming full utilization, and also including mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contracts. For a well-by-well contract, we calculate the contract backlog by estimating the expected number of remaining days to drill the firm wells committed.

The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors, including unplanned downtime and maintenance projects and other factors. Our contracts generally provide for termination at the election of the client with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig or sustained unacceptable performance by us, an early termination payment is not required to be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.

The firm commitments that comprise our $238.3 million contract backlog as of March 1, 2019, are as follows:

Expected
	Contracted		Contract	Contract
Rig	Location	Client	Commencement	Duration
Pacific Sharav	U.S. Gulf of Mexico	Chevron	August 2014	5 years
Pacific Sharav	U.S. Gulf of Mexico	Chevron	September 2019	(a)
Pacific Santa Ana	Senegal	Total	April 2019	(b)
Pacific Santa Ana	Mauritania	Petronas	July 2019	(c)
Pacific Bora	Nigeria	Eni	November 2018	(d)

(a)	Extension for one firm well and three additional option wells.
(b)	Contract to operate in Senegal for one firm well and in Mauritania for one option well.
(c)	Contract to perform integrated services for a plug and abandonment project estimated at 360 days.
(d)	Contract for two firm wells with one option well.

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

Competition

The contract drilling industry is highly competitive. Demand for contract drilling and related services is influenced by a number of factors, including the current and expected prices of oil and natural gas and the capital expenditure plans of oil and natural gas companies for exploration and development of oil and natural gas. In addition, demand for drilling services remains dependent on a variety of political and economic factors beyond our control, including worldwide demand for oil and natural gas, the ability of the Organization of the Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing, the level of production of non-OPEC countries, local infrastructure and human resources constraints, and the policies of the various governments regarding exploration and development of their oil and natural gas reserves.

We are primarily focused on the deepwater market, but may also compete to provide services at shallower depths than deepwater. Our competition ranges from large international companies offering a wide range of drilling and other oilfield services to smaller, locally owned companies.

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

We believe that the market for drilling contracts will continue to be highly competitive in the near and intermediate term. We believe that our fleet of high-specification drillships provides us with a competitive advantage over many competitors with older fleets, as high-specification drilling units are generally better suited to meet the requirements of clients for drilling in deepwater, complex geological formations with challenging well profiles. However, certain competitors may have greater financial resources than we do, which may enable them to better withstand periods of low utilization and compete more effectively on the basis of price.

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

Our insurance is subject to exclusions and limitations, and our insurance coverage may not adequately protect us against liability from all potential consequences and damages. We believe that our insurance coverage is customary for the industry and adequate for our business. However, there are risks that such insurance will not adequately protect us against and insurance may not be available to cover all of the liability from all of the consequences and hazards we may encounter in our operations.

Governmental Regulation/Environmental Issues

Our operations are subject to stringent and comprehensive federal, state, local and foreign or international laws and regulations, including those governing the discharge of oil and other contaminants into the environment or otherwise relating to environmental protection.

In the United States, we must comply with the Oil Pollution Act of 1990, the Outer Continental Shelf Lands Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Federal Water Pollution Control Act (commonly referred to as the Clean Water Act) and the International Convention for the Prevention of Pollution from Ships, as each has been amended from time to time. Numerous governmental agencies, which in the United States include, among others, the U.S. Department of the Interior, Bureau of Ocean Energy Management, Bureau of Safety and Environmental Enforcement, U.S. Coast Guard and U.S. Environmental Protection Agency, issue regulations to implement and enforce environmental laws, which often require difficult and costly compliance measures. We could be subject to substantial administrative, civil and criminal penalties, cleanup obligations, legal damages for pollution or personal injury or injunctive relief for violations of or liabilities under these laws. Moreover, it is possible that changes in these environmental laws and regulations or any enforcement policies that impose additional or more restrictive requirements or claims for damages to persons, property, natural resources or the environment could result in substantial costs and liabilities to us. We believe that we are in substantial compliance with currently applicable environmental laws and regulations.

As an independent drilling contractor operating in Nigeria, we are subject to Petroleum (Drilling and Production) Amendment Regulations 1988 (the “Regulations”) which require us to be accredited with the Department of Petroleum Resources (the “DPR”). The Guidelines and Application Form for Oil & Gas Industry Service Permit issued by the DPR (the “DPR Guidelines”) require that we are accredited and issued with a permit by the DPR (the “DPR Permit”) in order to carry out the services in the industry. We have received and must annually renew the DPR Permit in accordance with the DPR Guidelines. In addition to the DPR Permit, under the Local Content Act (as defined below), we are required to be registered with the Joint Qualification System (“JQS”). The Nigerian Petroleum Exchange (“NIPEX”) administers the JQS. NIPEX is required to pre-qualify companies and categorize them into its database as a prerequisite for any company intending to offer services in the industry and forms the basis for an invitation to tender for contracts. Under the Regulations we are also required to obtain a valid license prior to operating a drilling rig (a “Drilling Rig Permit”). A Drilling Rig Permit is granted by the Minister of Petroleum Resources (“Minister”) or any other public officer in the Ministry authorized by the Minister in writing in that regard.

Our operations are also subject to the provisions of the Environmental Guidelines and Standards for the Petroleum Industry of Nigeria which establish a uniform monitoring and control program in relation to discharges arising from oil exploration and development in Nigeria.

The Nigerian Oil and Gas Industry Content Development Act, 2010 (the “Local Content Act”) was enacted to provide for the development, implementation and monitoring of Nigerian content in the oil and gas industry and places emphasis on the promotion of Nigerian content among companies bidding for contracts in the oil and gas industry. It also provides for majority Nigerian equity distribution of the relevant companies. The Local Content Act requires contractors within the oil and gas industry to comply with the minimum Nigerian Content (as defined in the Local Content Act) specified for each particular project item, service or product specification as set out in Schedule A of the Local Content Act (the “Schedule”). The Schedule provides the parameters and minimum level/percentages to be utilized in determining and measuring Nigerian Content in the composite human, material resources and services applied by operators and contractors in any project in the industry. The most relevant categories under the Schedule for us fall under the headings of “Well and Drilling Services/Petroleum Technology” and “Exploration, Subsurface, Petroleum Engineering and Seismic.” The activities listed therein include: “Producing Drilling Services” and “Drilling Rigs Semi-submersibles/Jack ups/others” which both apply to us. For offshore drilling services within the above referenced categories, the minimum required Nigerian Content for the provision of such services provided in the Schedule is stated in terms of “Manhours” (i.e., human resources) and is 85% and 55%, respectively. In the event there is insufficient Nigerian capacity to satisfy the minimum percentages prescribed in the Schedule, the Minister may authorize the continued importation of the relevant item or personnel for a maximum period of three years from the commencement of the Local Content Act. This implies that the Minister may grant a waiver for up to a maximum of three years from the commencement of the Local Content Act (i.e., by 2013). Subject to any amendments to the Local Content Act, and/or guidelines issued by the Nigerian Content Monitoring Board clarifying certain provisions of the Local Content Act, all entities must comply with the provisions of the Local Content Act.

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

C. ORGANIZATIONAL STRUCTURE

We have 37 subsidiaries organized under the laws of various jurisdictions.  For a full listing of our subsidiaries, including their jurisdictions of organization, see Exhibit 8.1 to this annual report. All subsidiaries are, indirectly or directly, wholly-owned by Pacific Drilling, S.A., except for Pacific International Drilling West Africa Limited (“PIDWAL”), Pacific Drillship Nigeria Limited (“PDNL”), Pacific Bora Ltd. (“PBL”) and Pacific Scirocco Ltd. (“PSL”).

PSL and PBL, which own the Pacific Scirocco and Pacific Bora, respectively, are owned 49.9% by our wholly-owned subsidiary Pacific Drilling Limited (“PDL”) and 50.1% by PDNL.  PDNL is owned 0.1% by PDL and 99.9% by PIDWAL, which is our Nigerian joint venture with Derotech Offshore Services Limited (“Derotech”). Derotech owns 51% of PIDWAL and PDL, indirectly through another wholly-owned subsidiary, owns 49% of PIDWAL. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Likewise, PIDWAL will not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. PIDWAL and PDNL are variable interest entities for which we are the primary beneficiary.  Accordingly, we consolidate all interests of PIDWAL and PDNL in our consolidated financial statements.

D. PROPERTY, PLANT AND EQUIPMENT

Our Fleet

The following table sets forth certain information regarding our fleet as of March 1, 2019:

		Water Depth	Drilling Depth	Hook Load	# of Blowout	Dual Load
Rig Name	Delivered	(in feet)	(in feet)	(tons)	Preventers	Path(1)
Pacific Bora	2010	10,000	37,500	1,000	2	No
Pacific Mistral	2011	12,000	37,500	1,000	1	No
Pacific Scirocco	2011	12,000	40,000	1,000	1	Yes
Pacific Santa Ana	2011	12,000	40,000	1,000	1	Yes
Pacific Khamsin	2013	12,000	40,000	1,250	2	Yes
Pacific Sharav	2014	12,000	40,000	1,250	2	Yes
Pacific Meltem	2014	12,000	40,000	1,250	2	Yes

(1)

All of our drillships have a dual derrick drilling system and five of our seven drillships are dual load path capable. The dual load path capable drillships can lower pipe and equipment to the seafloor from both drilling stations under the derrick, reducing well construction time by allowing operations to be conducted concurrently, rather than consecutively in series as the process has, due to equipment limitations, traditionally required. The remaining two drillships contain a dual derrick drilling system, but only use the secondary derrick to prepare pipe and equipment for the primary drilling process.

The First Lien Notes are secured by first-priority liens, and the Second Lien PIK Notes are secured by second-priority liens, on substantially all assets of the Company including all of our drillships.

Properties

We lease our principal executive office and our registered office in Luxembourg and our operational headquarters in Houston, Texas. We also provide technical, operational and administrative support from a leased office in Nigeria.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with Item 3.A. “Selected Financial Data” and the financial statements in Item 18, “Financial Statements.”

A. OPERATING RESULTS

Predecessor and Successor Reporting

On November 2, 2018, the Bankruptcy Court issued the Confirmation Order approving the Plan and on November 19, 2018, the Plan became effective pursuant to its terms and we emerged from our Chapter 11 bankruptcy proceedings. We had filed the Plan with the Bankruptcy Court in connection with our voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code, initially filed on November 12, 2017, which were jointly administered under the caption In re Pacific Drilling S.A., et al., Case No. 17-13193 (MEW).

On the Plan Effective Date, we adopted and applied the relevant guidance with respect to the accounting and financial reporting for entities that have emerged from bankruptcy proceedings, or “Fresh Start Accounting.”  Under Fresh Start Accounting, our balance sheet on the Plan Effective Date reflects all of our assets and liabilities at fair value. Our emergence from bankruptcy and the adoption of Fresh Start Accounting resulted in a new reporting entity, referred to herein as the “Successor,” for financial reporting purposes.  To facilitate discussion and analysis of our financial condition and results of operations herein, we refer to the reorganized Debtors as the Successor for periods subsequent to November 19, 2018 and as the “Predecessor” for periods on or prior to November 19, 2018.  As a result of the adoption of Fresh Start Accounting and the effects of the implementation of the Plan, our consolidated financial statements subsequent to November 19, 2018 may not be comparable to our consolidated financial statements on or prior to November 19, 2018, and as such, “black-line” financial statements are presented to distinguish between the Predecessor and Successor companies.

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

Operating expenses include the remuneration of offshore crews, repairs and maintenance as well as expenses for shore-based support offices and onshore operations support staff.

Depreciation expense is based on the historical cost or, upon the adoption of Fresh Start Accounting, fair value of our drillships and other property and equipment and recorded on a straight-line basis over the estimated useful lives of each class of assets. Upon the adoption of Fresh Start Accounting, the estimated useful lives of our drillships and their related equipment generally range from 8 to 33 years.

General and administrative expenses include the costs of management and administration of our Company, such as the labor costs of our corporate employees, remuneration of our directors and legal and advisory expenses.

Interest expense primarily depends on our overall level of indebtedness and interest rates.

Tax expenses reflect current and deferred tax expenses. Our income tax expense generally results from the taxable income on our drillship operations.

Fleet Status

The status of our fleet as of March 1, 2019 and certain historical fleet information for the periods covered by the financial statements included in this annual report follows:

•

The Pacific Sharav is operating under a five-year contract with a subsidiary of Chevron through August 27, 2019. In February 2019, the Pacific Sharav entered into an amendment to extend the contract with Chevron to operate in the U.S. Gulf of Mexico beyond its initial five year term for one firm well and three additional option wells.

•

The Pacific Bora completed a five-year contract with a subsidiary of Chevron in September 2016.  From February 9, 2017 to May 16, 2017, the Pacific Bora operated under a contract with Folawiyo AJE Services Limited in Nigeria. From August 1, 2017 to October 3, 2017, and from November 30, 2017 to February 5, 2018, the Pacific Bora operated under a contract with Erin Energy Corporation in Nigeria. On November 30, 2018, the Pacific Bora commenced operations with Eni to operate in Nigeria for one firm well with two option wells (each well estimated at approximately 60 days of work). In February 2019, the client exercised the first option.

•

The Pacific Santa Ana commenced a contract with a subsidiary of Chevron in May 2012 that was completed in January 2017. From December 20, 2017 to May 7, 2018, the Pacific Santa Ana operated in Mauritania under a contract with Petronas to perform integrated services under Phase I of a two-phased plug and abandonment project. Petronas exercised its option to contract the Pacific Santa Ana for Phase II of the plug and abandonment project in Mauritania expected to commence in the third quarter of 2019 with an estimated 360 days of work. The Pacific Santa Ana is currently in Las Palmas undergoing client acceptance testing to operate for Total in Senegal starting April 2019 for one firm well and in Mauritania for one option well.

•	The Pacific Khamsin is currently transitioning from smart-stacked to hot-stacked status.
•	The Pacific Meltem is currently idle in Las Palmas while actively seeking a contract.
•

The Pacific Scirocco operated under a contract with a subsidiary of Total from December 2011 to December 2016. From May 21, 2017 to September 15, 2017, the Pacific Scirocco operated under a contract with Hyperdynamics Corporation in the Republic of Guinea. The rig is currently idle in Las Palmas while actively seeking a contract.

•	The Pacific Mistral completed a three-year contract with Petroleo Brasiliero S.A. in Brazil in February 2015. The Pacific Mistral is currently idle in Las Palmas while actively seeking a contract.

From time to time, we are awarded letters of intent or receive letters of award for our drillships. Certain of those letters remain subject to negotiation and execution of definitive contracts and other customary conditions. No assurance can be given as to the terms of any such arrangement, such as the applicable duration or dayrate, until a definitive contract is entered into by the parties, if we are able to finalize a contract at all.

Results of Operations

References to the year ended December 31, 2018 relate to the combined Successor and Predecessor periods for the year ended December 31, 2018.

Year ended December 31, 2018 compared to Year ended December 31, 2017

The following table provides a comparison of our consolidated results of operations for the years ended December 31, 2018 and 2017:

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Year Ended
	December 31, 2018	November 19, 2018	December 31, 2017
(in thousands)
Revenues
Contract drilling	$28,489	$236,379	$319,716
Costs and expenses
Operating expenses	(19,744)	(189,606)	(244,089)
General and administrative expenses	(4,245)	(50,604)	(87,134)
Depreciation and amortization expense	(27,277)	(248,302)	(278,949)
Operating loss	(22,777)	(252,133)	(290,456)
Other income (expense)
Interest expense	(10,904)	(106,632)	(178,983)
Write-off of deferred financing costs	—	—	(30,846)
Reorganization items	(1,300)	(1,799,664)	(6,474)
Interest income	1,008	3,148	2,717
Equity earnings in unconsolidated subsidiaries	392	—	—
Expenses to unconsolidated subsidiaries, net	(1,198)	—	—
Other income (expense)	526	(1,904)	(8,261)
Loss before income taxes	(34,253)	(2,157,185)	(512,303)
Income tax (expense) benefit	6,769	2,308	(12,863)
Net loss	$(27,484)	$(2,154,877)	$(525,166)

Revenues. During the year ended December 31, 2018, revenues were $264.9 million. The decrease in revenues for the year ended December 31, 2018, as compared to the year ended December 31, 2017 resulted primarily from lower operating revenues from the Pacific Bora working for only a part of the year, the Pacific Scirocco being offhire for the entire year and lower amortization of deferred revenue for the Pacific Santa Ana.

During the year ended December 31, 2018, we achieved an average revenue efficiency of 97.8%, as compared to 98.3% during the year ended December 31, 2017. Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

Contract drilling revenue for the years ended December 31, 2018 and 2017 also included amortization of deferred revenue of $20.2 million and $46.8 million, respectively, and reimbursable revenues of $6.5 million and $6.0 million, respectively. The decrease in the amortization of deferred revenue was primarily due to lower amortization resulting from the Pacific Santa Ana completing its contract with Chevron in January 2017.

Operating expenses. The following table summarizes operating expenses:

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Year Ended
	December 31, 2018	November 19, 2018	December 31, 2017
(in thousands)
Direct rig related operating expenses	$17,149	$136,815	$192,918
Integrated services	—	15,529	3,670
Reimbursable costs	647	4,656	4,197
Shore-based and other support costs	1,820	18,724	31,615
Amortization of deferred costs	128	13,882	11,689
Total	$19,744	$189,606	$244,089

During the year ended December 31, 2018, direct rig related operating expenses were $153.8 million. The decrease in direct rig related operating expenses resulted primarily from the Pacific Scirocco being idle in the year ended December 31, 2018 as compared to the year ended December 31, 2017 when the rig incurred higher costs while on standby and then operating for a client.

Integrated services represent costs incurred by the Pacific Santa Ana for subcontractors to perform integrated services for Phase I of the plug and abandonment project with Petronas that was completed on May 7, 2018.

The decrease in shore-based and other support costs per day for the year ended December 31, 2018, as compared to the year ended December 31, 2017, was primarily due to lower headcount.

General and administrative expenses. The decrease in general and administrative expenses for the year ended December 31, 2018, as compared to the year ended December 31, 2017, was primarily due to the classification of legal and advisory expenses related to our debt restructuring efforts as reorganization items subsequent to the Petition Date and lower accruals for employee incentive programs.

Depreciation and amortization expense. The decrease in depreciation and amortization expense for the year ended December 31, 2018, as compared to the year ended December 31, 2017, was primarily due to Fresh Start Accounting.

Interest expense. The decrease in interest expense for the year ended December 31, 2018, as compared to the year ended December 31, 2017, was primarily due to no interest accruing on the 2017 Notes, the 2020 Notes and the Term Loan B during the Chapter 11 proceedings as well as the elimination of amortization of deferred financing costs beginning in the fourth quarter of 2017. The decrease was partially offset by accrued default interest on the 2013 Revolving Credit Facility and SSCF that was paid in accordance with our Plan.

Write-off of deferred financing costs. During the year ended December 31, 2017, we expensed $30.8 million of deferred financing costs previously recorded within our consolidated balance sheets as a result of the filing of the Bankruptcy Petitions.

Reorganization items. During 2017 after the Petition Date and through the 2018 Predecessor period, we classified all income, expenses, gains or losses that were incurred or realized subsequent to the Petition Date and as a result of the Chapter 11 proceedings as reorganization items. See Note 2 to our consolidated financial statements.

Other expense. During the year ended December 31, 2017, we recognized an other-than-temporary impairment in our Hyperdynamics available-for-sale securities of $6.8 million. See Note 14 to our consolidated financial statements. The remaining change was due to currency exchange fluctuations.

Income taxes. During the year ended December 31, 2018, we had an income tax benefit of $9.1 million, compared to an income tax expense of $12.9 million for the year ended December 31, 2017.  The income tax benefit for the year ended December 31, 2018 was primarily the result of internal restructuring in 2018 allowing us to recognize the tax benefits of net operating losses.  Tax expense from ongoing operations for the year ended December 31, 2018 decreased due to a lower level of drilling operations.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues or at high effective tax rates versus pre-tax book income or at low effective tax rates and (c) our rig operating structures. Consequently, our income tax expense does not necessarily change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. Additionally, pre-tax book losses typically result in negative effective tax rates. During the years ended December 31, 2018 and 2017, our effective tax rate was 0.4% and (2.5)%, respectively.

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

Revenues. The decrease in revenues for the year ended December 31, 2017, as compared to the year ended December 31, 2016, resulted primarily from the Pacific Bora and the Pacific Scirocco being idle for a portion of the year in addition to earning lower dayrates in their contracts compared to their previous contracts in the prior year, and the Pacific Santa Ana completing its contract with Chevron in January 2017 and starting its contract with Petronas at a lower dayrate in December 2017.

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

Operating expenses. The following table summarizes operating expenses:

	Years Ended December 31,
	2017	2016
	(in thousands)
Direct rig related operating expenses, net	$192,918	$228,934
Integrated services	3,670	—
Reimbursable costs	4,197	18,362
Shore-based and other support costs	31,615	28,797
Amortization of deferred costs	11,689	13,945
Total	$244,089	$290,038

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

General and administrative expenses. The increase in general and administrative expenses for the year ended December 31, 2017, as compared to the year ended December 31, 2016, was primarily due to higher legal costs associated with patent litigation settled in August 2017 and the Zonda Arbitration, and legal and advisory expenses related to our debt restructuring efforts incurred prior to the Petition Date. Such legal and advisory expenses were $30.7 million for 2017, as compared to $16.9 million for 2016. Additionally, the increase was a result of severance related costs and timing of expense recognition of incentive awards, including certain performance-based awards.

Depreciation expense. Depreciation expense for 2017 was comparable to 2016.

Interest expense. The decrease in interest expense for the year ended December 31, 2017, as compared to the year ended December 31, 2016, was primarily due to interest expense not accrued subsequent to the Petition Date of $12.0 million for the 2017 Notes, the 2020 Notes and Term Loan B, that we believed were not probable of being treated as an allowed claim in the Chapter 11 proceedings, partially offset by higher amortization of deferred financing costs prior to the Petition Date.

Write-off of deferred financing costs. During the year ended December 31, 2017, we expensed $30.8 million of deferred financing costs previously recorded within our consolidated balance sheets as a result of the filing of the Bankruptcy Petitions. See Note 8 to our consolidated financial statements.

Gain on debt extinguishment. During the year ended December 31, 2016, we repurchased $60.6 million of our 2017 Notes for a purchase price of $23.6 million plus accrued interest. We recorded the resulting gain, net of the corresponding unamortized deferred financing costs and debt discount, of $36.2 million as a gain on debt extinguishment in our statements of operations.

Reorganization items. During the year ended December 31, 2017, we classified all income, expenses, gains or losses that were incurred or realized subsequent to the Petition Date and as a result of the Chapter 11 proceedings as reorganization items, which primarily consisted of professional fees. See Note 2 to our consolidated financial statements.

Other expense. During the year ended December 31, 2017, we recognized an other-than-temporary impairment in our Hyperdynamics available-for-sale securities of $6.8 million. See Note 14 to our consolidated financial statements. This increase in other expense was partially offset by higher interest income from cash equivalents. The remaining change was due to currency exchange fluctuations.

Income taxes.  The decrease in income tax expense was primarily due to a decrease in operating activity in 2017 and lower dayrates on contracts. The decrease was partially offset by the reduction of deferred tax assets as the result of U.S. tax legislation enacted in December 2017 and the write-off of deferred tax assets related to deferred compensation benefits that expired unused. We do not expect the newly enacted U.S. tax legislation to have a material impact on our income tax expense in future years.

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

The change in our effective tax rate for the year ended December 31, 2017, as compared to the year ended December 31, 2016 was the result of our idle drillships and lower dayrates, which were generating larger losses in 2017 as compared to 2016 for which no tax benefit is expected.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions impact the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, receivable from unconsolidated subsidiaries, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

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

Fresh start accounting. On the Plan Effective Date, we adopted and applied the relevant guidance with respect to the accounting and financial reporting for entities that have emerged from bankruptcy proceedings, or “Fresh Start Accounting.”  Under Fresh Start Accounting, our balance sheet on the Plan Effective Date reflects all of our assets and liabilities at fair value. Our emergence from bankruptcy and the adoption of Fresh Start Accounting resulted in a new reporting entity, referred to herein as the “Successor,” for financial reporting purposes.  To facilitate discussion and analysis of our financial condition and results of operations herein, we refer to the reorganized Debtors as the Successor for periods subsequent to November 19, 2018 and as the “Predecessor” for periods on or prior to November 19, 2018.  As a result of the adoption of Fresh Start Accounting and the effects of the implementation of the Plan, our consolidated financial statements subsequent to November 19, 2018 may not be comparable to our consolidated financial statements on or prior to November 19, 2018, and as such, “black-line” financial statements are presented to distinguish between the Predecessor and Successor companies.

Revenues from contracts with clients. Contract drilling revenues are recognized consistent with the contractual rate invoiced for the services provided during the period. In connection with drilling contracts, we may receive fees for preparation and mobilization of equipment and personnel or for capital improvements to rigs. We record a contract liability for upfront fees received for mobilization, contract preparation and capital upgrade, which are amortized ratably to contract drilling revenue as services are rendered over the initial term of the related drilling contract. Demobilization revenue expected to be received upon contract completion is estimated as part of the overall transaction price at contract inception. We record demobilization revenue in earnings ratably over the initial term of the contract with an offset to an accretive contract asset. We record reimbursable revenue at the gross amount billed to the client in the period the corresponding goods and services are to be provided.

Property and equipment. As of December 31, 2018, property and equipment was $1.9 billion, which represented 69.7% of our total assets. The carrying value of our property and equipment consisted primarily of our high-specification drillships that were recorded at cost less accumulated depreciation prior to the adoption of Fresh Start Accounting and at fair value upon the adoption of Fresh Start Accounting.

We estimate useful lives and salvage values by applying judgments and assumptions that reflect both historical experience and expectations regarding future operations and asset performance. We depreciate the cost value assigned to the hull of the drillship to its salvage value on a straight-line basis over the estimated useful life of 35 years. Drilling equipment is primarily depreciated on a straight-line basis over an estimated useful life of 15 years with generally no assigned salvage value. Upon the adoption of Fresh Start Accounting, the estimated useful lives of our drillships and their related equipment generally range from 8 to 33 years. Applying different judgments and assumptions to useful lives and salvage values would likely result in materially different net carrying amounts and depreciation expense for our drillships.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Please refer to Note 4 to our consolidated financial statements in this annual report for a discussion of recent accounting pronouncements and their anticipated impact.

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

Liquidity

Our liquidity fluctuates depending on a number of factors, including, among others, our contract backlog, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs and other obligations. Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development by our current and potential clients on a global basis, which in turn has negatively affected our revenue, profitability and cash flows.

Pursuant to our Plan, we raised approximately $1.5 billion in additional capital, before expenses, consisting of our First Lien Notes and Second Lien PIK Notes and $500.0 million of new equity. We used the net proceeds to repay all of our pre-petition indebtedness that was not equitized pursuant to our Plan, to repay the post-petition indebtedness incurred under our debtor-in-possession financing, and to pay certain fees and expenses. We project that we will have sufficient liquidity to meet our obligations as they become due in the ordinary course of business and continue as a going concern. Accordingly, the Company’s completion of its restructuring transactions and emergence from its Chapter 11 proceedings have resolved the significant risks and uncertainties that previously raised substantial doubt about the Company’s ability to continue as a going concern. For additional information on our First Lien Notes and Second Lien PIK Notes, see Note 8 to our consolidated financial statements.

Primary sources of funds for our short-term liquidity needs are expected to be our existing cash, cash equivalents and restricted cash balances. As of March 1, 2019, we had $349.0 million of cash and cash equivalents and $17.2  million of restricted cash.

Share Repurchase Program

On February 22, 2019, our shareholders approved a share repurchase program for a total expenditure of up to $15.0 million for a two-year period.  We may purchase shares in one or several transactions on the open market or otherwise; however, we are not obligated to repurchase any specific number or dollar value of our common shares under the program, and the program may be suspended or discontinued at any time.  We anticipate that repurchases will be funded with cash on hand.  As of March 1, 2019, we had not purchased any common shares under this program.

Capital Expenditures

We have no material commitments for capital expenditures related to the construction of a newbuild drillship.  As of December 31, 2018, we had commitments for capital expenditures related to rig enhancements of $20.8 million. We also expect to incur capital expenditures for purchases in the ordinary course of business. Such capital expenditure commitments are included in purchase obligations presented in Item 5.F. “Tabular Disclosure of Contractual Obligations.”

Sources and Uses of Cash

Year ended December 31, 2018 compared to Year ended December 31, 2017

The following table presents our net cash used in operating activities for the years ended December 31, 2018 and 2017:

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Year Ended
	December 31, 2018	November 19, 2018	December 31, 2017
(in thousands)
Cash flow from operating activities:
Net loss	$(27,484)	$(2,154,877)	$(525,166)
Depreciation and amortization expense	27,277	248,302	278,949
Amortization of deferred revenue	—	(20,212)	(46,829)
Amortization of deferred costs	128	13,882	11,689
Amortization of deferred financing costs	—	1,639	24,889
Amortization of debt premium, net	(38)	—	940
Interest paid-in-kind	3,732	4,933	—
Write-off of deferred financing costs	—	—	30,846
Deferred income taxes	(6,507)	4,103	7,409
Share-based compensation expense	599	2,543	6,819
Other-than-temporary impairment of available-for-sale securities	—	—	6,829
Reorganization items	—	1,746,764	5,315
Changes in operating assets and liabilities, net	(39,459)	(27,979)	83,437
Net cash used in operating activities	$(41,752)	$(180,902)	$(114,873)

The decrease in net cash from operating activities in 2018 resulted primarily from cash collections in 2017 on the Pacific Scirocco subsequent to completing its contract with Total in December 2016. In addition, the decrease was due to higher legal and advisory costs in 2018 related to our emergence from Chapter 11 proceedings and subcontractor payments made in 2018 in connection with the Pacific Santa Ana to perform Phase I of the integrated services project with Petronas.

The following table presents our net cash used in investing activities for the years ended December 31, 2018 and 2017:

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Year Ended
	December 31, 2018	November 19, 2018	December 31, 2017
(in thousands)
Cash flow from investing activities:
Capital expenditures	$(2,697)	$(18,624)	$(36,645)
Deconsolidation of Zonda Debtors	—	(4,910)	—
Purchase of available-for-sale securities	—	—	(6,000)
Net cash used in investing activities	$(2,697)	$(23,534)	$(42,645)

The decrease in capital expenditures in 2018 primarily resulted from a final milestone payment of $16.3 million for a fleet spare blowout preventer in 2017. As a result of deconsolidation of the Zonda Debtors, consolidated cash balances decreased by $4.9 million. In addition, the change in net cash from investing activities resulted from the $6.0 million purchase of available-for-sale securities in the prior period.

The following table presents our net cash provided by (used in) financing activities for the years ended December 31, 2018 and 2017:

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Year Ended
	December 31, 2018	November 19, 2018	December 31, 2017
(in thousands)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	$(126)	$(4)	$(199)
Proceeds from debtor-in-possession financing	—	50,000	—
Payments for debtor-in-possession financing	—	(50,000)	—
Proceeds from long-term debt	—	1,000,000	—
Payments on long-term debt	—	(1,136,478)	(146,473)
Proceeds from equity rights offering	—	500,000	—
Payments for financing costs	(13,525)	(29,355)	(4,530)
Net cash provided by (used in) financing activities	$(13,651)	$334,163	$(151,202)

During the year ended December 31, 2018, we drew $50.0 million from debtor-in-possession financing, and issued $750.0 million of First Lien Notes and $273.6 million of Second Lien PIK Notes. We also issued $500.0 million of common shares in an equity rights offering and private placement. In connection with the above transactions, we paid $42.9 million in financing costs in 2018. Upon our emergence from bankruptcy, we repaid in full the 2013 Revolving Credit Facility of $475.0 million, the SSCF of $661.5 million and debtor-in-possessing financing of $50.0 million.

During the year ended December 31, 2017, (i) we made a $76.0 million prepayment of the SSCF in accordance with our obligation to maintain the loan to rig value covenant in the facility, (ii) we applied cash collateral of $31.7 million to the principal installments due in May 2017 under the SSCF and (iii) we permanently repaid $25.0 million under the 2013 Revolving Credit Facility.

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

The following table provides a comparison of our net cash used in investing activities for the years ended December 31, 2017 and 2016:

	Years Ended December 31,
	2017	2016	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(36,645)	$(52,625)	$15,980
Purchase of available-for-sale securities	(6,000)	—	(6,000)
Net cash used in investing activities	$(36,645)	$(52,625)	$9,980

The decrease in capital expenditures resulted primarily from fleet-wide cost control measures implemented. Capital expenditures for the year ended December 31, 2017 included a final milestone payment of $16.3 million for a fleet spare blowout preventer. Purchase of available-for-sale securities for the year ended December 31, 2017 consisted of $6.0 million in purchases of Hyperdynamics shares. See Note 14 to our consolidated financial statements.

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

The decrease in cash from financing activities for the year ended December 31, 2017, as compared to the same period in 2016, resulted from no debt drawdown and higher debt payments in 2017. During the year ended December 31, 2016, we drew an aggregate of $450.0 million under our 2013 Revolving Credit Facility. During the year ended December 31, 2017, (i) we made a $76.0 million prepayment of the SSCF in accordance with our obligation to maintain the loan to rig value covenant in the facility,  (ii) we applied the cash collateral of $31.7 million to the principal installments due in May 2017 under the SSCF, and (iii) we permanently repaid $25.0 million under the 2013 Revolving Credit Facility. During the year ended December 31, 2016, we made $79.8 million of amortization payments under the SSCF, and repurchased $60.6 million of the 2017 Notes for a purchase price of $23.6 million plus accrued interest.

Description of Indebtedness

See Note 8 to our consolidated financial statements for additional information.

Customs bonds

As of December 31, 2018, we were contingently liable under certain customs bonds totaling approximately $23.0 million issued as security in the normal course of our business.

Derivative Instruments and Hedging Activities

We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. See Note 15 to our consolidated financial statements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development. Additionally, we have no significant interests in patents or licenses.

D. TREND INFORMATION

Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of capable drilling rigs, which are influenced by various factors. Brent crude prices declined from highs above $100 per barrel in mid-2014 to lows below $40 per barrel in early 2016. Prices generally rose to levels above $70 per barrel in the third quarter of 2018 before declining to close at $50 at the end of 2018. During 2019 prices have generally risen, closing at $65.07 per barrel on March 1, 2019. Although dayrates and utilization for high-specification drillships have in the past been less sensitive to short-term oil price movements than those of older or less capable drilling rigs, the sustained decline in oil prices from 2014 levels rendered many deepwater projects less attractive to our clients and significantly impacted the number of projects available for high-specification drillships.  However, over the period from 2015 to today, our clients have managed to reduce their total well construction costs thereby allowing them economic success at lower oil prices and making deepwater projects more attractive.

Drilling Rig Supply

Across the industry, there has been one order placed since April 2014 to build an additional high-specification drillship, and within the last year, there have been several delays in delivery dates for new drillships. We estimate there are approximately 13 high-specification drillships in late stages of construction still to be delivered with only one having a firm contract announced.

Additionally, as a result of significantly reduced contracting activity, a significant number of floating rigs have been removed from the actively marketed fleet through cold stacking or scrapping since early 2014. This trend, along with additional delays in delivery dates of existing orders for high-specification floating rigs, could continue as the offshore drilling market remains near a cyclical low. The excess supply of high-specification floating rigs is expected to continue in 2019. Although we have visibility into the maximum number of high-specification floating rigs that could be available, we cannot accurately predict how many of those rigs will be actively marketed or how many of those rigs may be temporarily or permanently removed from the market.

Drilling Rig Demand

Demand for our drillships is a function of the worldwide levels of deepwater exploration and development spending by oil and gas companies, which has decreased or been delayed significantly as a result of the sustained weakness in oil prices. The type of projects that modern drillships undertake are generally located in deeper water, in more remote locations, and can be more capital intensive or require more time to first oil than competing alternatives. The drilling programs of oil and gas companies are also affected by the global economic and political climate, access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for drilling equipment, advances in drilling technology, and emphasis on deepwater and high-specification exploration and production versus other areas.

Overall, 2018 saw an improving pace for high-specification floating rig contracting activity with about 32 rig years contracted, compared to 26 rig years in 2017. We expect contracting activity to continue to improve; however, no assurances can be given as to the scope, pace or duration of any recovery.

Supply and Demand Balance

Since the start of the market downturn in 2014, capital expenditure budgets have significantly declined for many exploration and production companies although we have recently seen some increases. We estimate that through the end of 2019, a significant number of high-specification floating rigs will be available to commence operations. Additionally, several older, lower-specification drillships and mid-water semisubmersibles have recently completed contracts without follow-on contracts. The imbalance of supply and demand has resulted in significantly lower dayrates. While recent scrapping and cold stacking of floating assets have lowered the total rig supply, supply of deepwater drilling rigs continues to exceed demand. We believe that, if the recent improvement in oil prices is sustained, reduction in rig supply continues and breakeven costs for deepwater remain competitive, the industry will be able to rebalance its global fleet. Based on the current trend, we expect the utilization of high-specification floating rigs to improve over the next few years.

For more information on this and other risks to our business and our industry, please read Item 3.D. “Risk Factors” of this annual report.

E. OFF-BALANCE SHEET ARRANGEMENTS

Currently, we do not have any off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth our contractual obligations as of December 31, 2018:

Contractual Obligations	2019	2020-2021	2022-2023	Thereafter	Total
	(in thousands)
Long-term debt(a)	$—	$—	$750,000	$273,614	$1,023,614
Interest on long-term debt(b)	62,813	125,625	109,922	246,243	544,603
Operating leases	1,549	2,971	3,077	1,179	8,776
Purchase obligations(c)	26,604	176	—	—	26,780
Total contractual obligations(d)	$90,966	$128,772	$862,999	$521,036	$1,603,773

(a)	Amounts are based on the aggregate outstanding principal balances of the First Lien Notes and the Second Lien PIK Notes.
(b)

Interest payments are based on our outstanding borrowings under the First Lien Notes and the Second Lien PIK Notes at their respective interest rates of 8.375% and 12.0%, which assumes the interest on the Second Lien PIK Notes will be paid in-kind. Accrued paid in-kind interest is assumed to be settled in cash at the date of maturity of the Second Lien PIK Notes.

(c)

Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.

(d)

Contractual obligations do not include approximately $42.5 million of liabilities from unrecognized tax benefits related to uncertain tax positions, inclusive of interest and penalties, included on our consolidated balance sheets as of December 31, 2018. We are unable to specify with certainty the future periods in which we may be obligated to settle such amounts.

Some of the figures included in the table above are based on estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the tables.

G. SAFE HARBOR

See “Cautionary Note Regarding Forward-Looking Statements” in this annual report for additional information.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors

All powers not expressly reserved to the shareholders by law or the Articles fall within the competence of the board of directors, which has full power to carry out and approve all acts and operations consistent with the Company’s corporate object.

Except as otherwise provided by an amendment to our Articles, the total number of directors constituting the board of directors shall be seven directors, who need not be shareholders.

The board of directors is currently divided into two classes, designated Class A and Class B. Our Class A directors are serving for a term ending at the date of the annual general meeting of the shareholders of the Company at which the annual accounts for the 2018 financial year will be approved, and our Class B directors are serving for a term ending at the annual general meeting of the shareholders of the Company at which the annual accounts for the 2019 financial year will be approved. Thereafter, each of the Class A directors and Class B directors will be elected to serve one-year terms. Members of our board of directors may be elected by simple majority of the votes validly cast at any general meeting of shareholders. From and after the Nomination Termination Time (as defined in the Governance Agreement), the board of directors will cease to be classified and each director then in office previously designated as a Class A director or Class B director will remain in office as a director until his or her term expires or until his or her earlier death, resignation or removal by the shareholders. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. If the office of a director becomes vacant, our Articles provide that the other directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders. The Governance Agreement provides certain of our shareholders with the right to nominate and replace Class B directors. For additional information, see Item 10.B., “Additional Information - Memorandum and Articles of Association —Governance Agreement.”

Pursuant to the Plan, as of the Plan Effective Date, W. Matt Ralls (Chairman), Bernie G. Wolford Jr. and David Weinstein joined our board of directors as Class A directors, and Daniel Han, Donald Platner, and Kiran Ramineni joined our board of directors as Class B directors. John V. Simon was appointed by our board of directors as a Class A director as of December 14, 2018 to fill the remaining vacancy on our board of directors. Pursuant to the Governance Agreement, Mr. Ramineni was nominated for election as a Class B director by the Avenue Parties, Mr. Han was nominated for election as a Class B director by the SVP Parties, and Mr. Platner was nominated for election as a Class B director by certain of the Other Lenders. Messrs. Ralls, Ramineni, Han and Platner were elected as directors at an extraordinary general meeting of shareholders on November 19, 2018. Messrs. Wolford and Weinstein were appointed by our board of directors on November 19, 2018 to fill vacancies. The business address of the directors is 8-10, Avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg.

Pacific Drilling’s board of directors consists of the following seven members:

Name	Age	Position
Daniel Han	40	Class B Director
Donald Platner	34	Class B Director
W. Matt Ralls	69	Chairman of the Board and Class A Director
Kiran Ramineni	39	Class B Director
John V. Simon	65	Class A Director
David Weinstein	59	Class A Director
Bernie G. Wolford Jr.	59	Chief Executive Officer and Class A Director

Certain biographical information regarding the directors is summarized below.

Daniel Han. Mr. Han joined our board of directors on the Plan Effective Date. Mr. Han has served as a Managing Director and Co-Head of the North American investment team of Strategic Value Partners LLC, which he joined in 2014. From 2002 to 2014, Mr. Han was with Wellspring Capital Management, most recently as a Principal and a member of Wellspring’s Investment Committee. From 2000 to 2002, Mr. Han was an Investment Banking Analyst in the Mergers and Acquisitions Group at J.P. Morgan. Mr. Han currently serves on the board of Genco Shipping & Trading Limited and has served on the board of directors of several portfolio companies of Strategic Value Partners.

Donald Platner. Mr. Platner joined our board of directors on the Plan Effective Date. Mr. Platner is an Investment Analyst at Abrams Capital, which he joined in 2013. Prior to joining Abrams Capital, he was at Goldman, Sachs & Co. from 2006 to 2013, where he was a vice president in the Americas Special Situations Group. At Goldman Sachs, he was responsible for investments in both the public and private markets, primarily in the energy and industrials sectors. He previously served as a director of Louis Berger Group (where he served as Chairman of the Compensation Committee and as a member of the Audit Committee). He also previously served as a director of Opal Resources LLC.

W. Matt Ralls. Mr. Ralls joined our board of directors on the Plan Effective Date and serves as Chairman of the board, and of the Nominating and Corporate Governance Committee. Mr. Ralls served as President of the Rowan Companies from January 2009 to March 2013, as Chief Executive Officer from January 2009 to April 2014, as a director from 2009 and as Executive Chairman of the Board from April 2014 until his retirement from the company in April 2016. He served as Executive Vice President and Chief Operating Officer of GlobalSantaFe Corporation from June 2005 until November 2007 and as Senior Vice President and Chief Financial Officer of that company from 2001 to 2005. Mr. Ralls has held various other management and financial roles with other oil drilling and production companies. Mr. Ralls also serves as a director of Superior Energy Services (where he serves as Chairman of the Compensation Committee and a member of the Nominating and Corporate Governance Committee), Cabot Oil and Gas Corporation (where he serves as Chairman of the Corporate Governance and Nominating Committee and as a member of the Compensation Committee) and NCS Multistage Holdings, Inc. (where he serves on the Audit Committee and the Compensation, Nominating and Governance Committee).

Kiran Ramineni. Mr. Ramineni joined our board of directors on the Plan Effective Date. Mr. Ramineni has been a Vice President at Avenue Capital Group since 2014 and is responsible for identifying, analyzing and modeling investment opportunities for Avenue U.S. Strategy, with a focus on energy and utility investments. Prior to joining Avenue Capital Group, Mr. Ramineni was a Senior Vice President of strategy and finance at U.S. Power Generating Company from 2007 to 2014. Previously, Mr. Ramineni worked for Hold Brothers Capital as an Equity Trader. Prior to that, he was an Equity Trader at AJ Capital.

John V. Simon. Mr. Simon joined our board of directors on December 14, 2018 and serves as Chairman of our Compensation Committee. Mr. Simon has over 40 years of experience in the oil and gas industry, specializing in engineering, project management and leadership roles in the U.S. and internationally. From 2013 to 2016 he served as Chief Executive Officer of Bennu Oil and Gas, a company formed to acquire ATP Oil & Gas Corp.’s Gulf of Mexico assets out of bankruptcy. Prior to Bennu, Mr. Simon served in a series of increasingly senior roles at Hess Corporation, most recently as SVP, Global E&P Services (2010-2013) and SVP, Production, Americas and Africa (2007-2010). Mr. Simon began his career as an engineer with Tenneco Oil Co., where he spent 12 years in a variety of engineering roles. Mr. Simon also serves on the board of directors of Nine Point Energy, a private exploration and production company focused on best-in-class development, operation and acquisition of oil and gas assets within the Williston Basin, where he serves as Risk Committee Chair and on the Audit Committee. Mr. Simon was a director of Ocean Rig UDW Inc. from November 2017 until its acquisition on December 5, 2018 by Transocean Ltd.

David Weinstein. Mr. Weinstein joined our board of directors on the Plan Effective Date and serves as Chairman of our Audit Committee. Mr. Weinstein also currently serves as Deputy Chairman of the Board of TORM plc.  He has also served on the board of directors of TRU Taj Finance Inc., an operating subsidiary of Toys “R” Us Inc. from August 2017 to January 2019, and as Chairman of the Board of The Oneida Group Inc. from June 2015 through September 2018. From January 2017 through July 2018, Mr. Weinstein served in various executive leadership roles at Seadrill Limited, including as a director and as Chair of Seadrill’s Refinancing Committee. He also served as a director and as Chair of the Compensation Committee of Stone Energy Corporation from March 2017 through May 2018. Mr. Weinstein previously served in various executive leadership roles with Horizon Lines, Inc., from November 2011 until June 2015, including as a director and as Chairman of its board of directors. He has also served on a number of other boards and in executive leadership roles in various private and public companies within, among others, the oil and gas and chemical industries, including most recently as a director of DeepOcean Group Holdings AS from June 2011 until January 2017. From September 2009 through August 2016, Mr. Weinstein served as Chairman of the Finance Committee and as a member of the Compensation Committee of Axiall Corporation. Prior to that, Mr. Weinstein served from March 2007 through August 2008 as Managing Director and Group Head, Debt Capital Markets—High Yield and Leverage Finance at Calyon Securities Inc., and from March 2000 through February 2002 as Managing Director and Head of High Yield Origination and Capital Markets at BNP Paribas. Previously, Mr. Weinstein was a Managing Director and Head of High Yield Capital Markets for BankBoston Securities and Chase Securities, Inc., and head of the Capital Markets Group in the High Yield Department at Lehman Brothers.

Bernie G. Wolford Jr. Mr. Wolford joined our board of directors and was appointed as our Chief Executive Officer on the Plan Effective Date. Prior to joining our Company, from February 3, 2012, Mr. Wolford served as Senior Vice President—Operations at Noble Corporation (“Noble”). He served as Vice President—Operational Excellence of

Noble from March 2010 to February 2012. From January 2003 until March 2010, Mr. Wolford was self-employed. During that time, he provided consulting services to Noble as a contractor on the construction of the Noble Dave Beard from March 2009 to December 2009. Mr. Wolford is also a significant shareholder of Mass Technology Corporation, an independent service provider to the downstream refining and storage sector, and he supported the operations of that company from February 2007 to February 2009. Mr. Wolford began his career in the offshore drilling industry with Transworld Drilling in 1981, which was acquired by Noble in 1991. From 1981 through December 2002, he served in various roles in engineering, project management and operations with Transworld and Noble.

Senior Management

Our senior management team is responsible for the day-to-day management of our operations. Members of our senior management are appointed from time to time by the board of directors and hold office until a successor is elected and qualified. There are no arrangements or understandings related to the selection of any of our senior management. The business address of our senior management is 8-10, Avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg. The current members of our senior management are:

Name	Age	Position
Bernie G. Wolford, Jr.	59	Chief Executive Officer
Michael D. Acuff	48	Senior Vice President, Commercial
Johannes P. Boots	56	Senior Vice President, Chief Financial Officer
Lisa Manget Buchanan	58	Senior Vice President, General Counsel and Secretary
Amy L. Roddy	38	Senior Vice President, Corporate Services
Anthony C. Seeliger	51	Senior Vice President, Operations
Richard E. Tatum	41	Senior Vice President, Chief Accounting Officer

Bernie G. Wolford, Jr. Biographical information about Mr. Wolford appears above under the heading “Directors.”

Michael D. Acuff.  Mr. Acuff joined Pacific Drilling in June 2014 as our Senior Vice President of Sales and Business Development and was appointed Senior Vice President Commercial in November 2016. Mr. Acuff is responsible for management and administration of our sales and contract acquisition, strategic planning activities and procurement and supply chain. Mr. Acuff has more than 15 years of industry experience, and prior to joining Pacific Drilling, was Senior Vice President of Contracts and Marketing at Diamond Offshore Drilling, Inc., where he worked from 2010 to 2013. From 1999 to 2010 Mr. Acuff held various management positions of increasing responsibility in Marketing, Corporate Planning, Operations and Human Resources with Transocean Ltd. Prior to joining Transocean Ltd., Mr. Acuff served in the U.S. Army from 1993 to 1997 as Battery Executive Officer, Battalion Personnel Officer and Platoon Leader. Mr. Acuff holds a Bachelor of Science in Civil Engineering from the University of Tennessee and an MBA in Finance from Rice University.

Johannes P. Boots. Mr. Boots joined Pacific Drilling in December 2009 as our Vice President and Treasurer and was appointed Senior Vice President and Chief Financial Officer in August 2017. Mr. Boots is responsible for the Company’s global treasury, financing, risk, audit, tax and investor relations activities. From June 2016 to August 2017, Mr. Boots served as our Senior Vice President of Finance and Treasurer. Mr. Boots has over 25 years of experience in public and private U.S. and European companies in the international oil service sector. Before joining Pacific Drilling, Mr. Boots served as corporate treasurer at Global Industries for four years and spent 14 years at Noble Corp. and its predecessor Neddrill in various financial management roles, including treasury, corporate planning, accounting and internal audit. Prior to Noble Corp., he worked in the shipping and transportation industry for several years in various operational management roles. Mr. Boots holds a Bachelor of Science degree in Business Economics from the University of Alkmaar, the Netherlands, and completed the Executive Advanced Management Program at the INSEAD Business School.

Lisa Manget Buchanan.  Ms. Buchanan joined Pacific Drilling in August 2015 as our Senior Vice President, General Counsel and Secretary. Ms. Buchanan has over 30 years of legal experience, most recently serving as Executive Vice President, General Counsel and Secretary and Chief Administrative Officer at Cal Dive International, Inc. from June 2006 to July 2015. Prior to Cal Dive, Ms. Buchanan was a partner at the law firm of Jones Walker LLP, which she joined as an associate in 1987 and became a partner in January 1994. Ms. Buchanan holds a Bachelor of Science degree in commerce from the McIntire School of Commerce, University of Virginia and a Juris Doctorate from the Louisiana State University Law Center.

Amy L. Roddy.  Ms. Roddy joined Pacific Drilling in 2011 as our Director of Investor Relations. She subsequently served in management positions in corporate communications and human resources before being appointed SVP Corporate Services in May 2016. Ms. Roddy has more than 15 years of oil and gas industry experience, including time at Transocean, where she held management positions in investor relations and corporate planning. Prior to joining Transocean, Roddy worked as a process engineer for Fluor Corp. Ms. Roddy holds a Bachelor of Science degree in chemical engineering from Texas A&M University and a Master of Engineering Management and an MBA from Northwestern University.

Anthony C. Seeliger.  Mr. Seeliger joined Pacific Drilling in 2012 and was named Senior Vice President of Operations in 2015. He was most recently Vice President of the Americas since July 2012. Mr. Seeliger provides overall direction and guidance to the Company’s operational, operations excellence and technical support and QHSE functions with the objective of maximizing HSE and operational performance, growth and profitability, as well as day-to-day leadership and management of the global operations activities. Mr. Seeliger brings over 25 years of industry experience, including an extensive background in operations management. Prior to joining Pacific Drilling, he spent nine years with Ensco/Pride, most recently as vice president of Middle East and Africa operations based in Dubai, UE, and previously in similar management positions based in Europe, Brazil and the Gulf of Mexico. Prior to Ensco/Pride, Mr. Seeliger held positions of increasing responsibility at industry-related companies including Santa Fe International and Amerada Hess Corp. Mr. Seeliger holds a Bachelor of Science degree in business administration from the University of Southern California and an MBA from Southern Methodist University.

Richard E. Tatum.  Mr. Tatum joined Pacific Drilling in October 2010 as our Director of Financial Reporting and was appointed Senior Vice President and Chief Accounting Officer in August 2017. Prior to that, Mr. Tatum served as our Vice President Controller from March 2014 until August 2017. Mr. Tatum has over 15 years of experience in offshore drilling and public accounting. Prior to joining Pacific Drilling in October 2010, Mr. Tatum served at Frontier Drilling from 2009 until its merger with Noble Corp. in 2010. Mr. Tatum began his career as an auditor with Grant Thornton LLP where he held a variety of roles with increasing responsibilities, his most recent position being a Manager in Grant Thornton’s National Professional Standards Group. Mr. Tatum received a Bachelor of Science degree in business administration and a Master of professional accounting degree from the University of Texas at Austin and is a CPA.

B. COMPENSATION

Senior Management

Members of our senior management receive compensation for the services they provide. During the year ended December 31, 2018, the aggregate cash compensation paid to all seven current members of our senior management as a group was approximately $6.2 million. During the year ended December 31, 2018, we also paid aggregate cash compensation and severance benefits to two former members of senior management of approximately $5.8 million. Currently, the cash compensation for senior management is comprised of base salary, an annual performance bonus, potential payouts under long term incentive cash awards granted in 2016 and 2017 (“LTIC awards”) and potential payments under the 2018 key employee incentive plan (the “KEIP”), which was approved by the Bankruptcy Court on August 30, 2018. Certain members of our senior management also received retention bonus awards prior to their appointment as members of the senior management team.

The compensation that we pay to our senior management is evaluated on an annual basis considering the following primary factors: individual performance during the prior year, market compensation rates and movements and the individual’s anticipated contribution to us and our growth. Members of our senior management team are also eligible to participate in our retirement savings plans. In addition, members of our senior management are eligible to participate in welfare benefit programs made available to our U.S. workforce generally, including medical, dental, life insurance and disability benefits. We believe that the compensation awarded to our senior management is consistent with that of our peers and similarly situated companies in the industry in which we operate.

Directors

For the period from January 1, 2018 through the Plan Effective Date, we paid our pre-emergence board of directors an aggregate of approximately $1.7 million in directors’ fees to the independent members of the board of directors, excluding those members of the board of directors affiliated with the Quantum Pacific Group, an investment holdings group that controls QP (the “Quantum Pacific Group”). We also paid an aggregate of approximately $0.7 million in directors’ fees to the non-independent members of our board of directors affiliated with the Quantum Pacific Group, which we paid directly to the Quantum Pacific Group. We did not make any awards under our Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (as amended and restated on March 4, 2014, the “2011 Stock Plan”) to the members of our board of directors in 2018.

Following the Plan Effective Date, our new board of directors approved a compensation program for the new board.  Under this program, we paid an aggregate of approximately $22,500 and issued an aggregate of 165,000 restricted share units to the Class A members of our board of directors.  The Class B board of directors will not receive any compensation for their service on our board of directors, and our Chairman will receive compensation solely in the form of equity-based awards. Additionally, members of our board of directors who are also our employees or employees of our subsidiaries do not receive any additional compensation for their service on our board of directors.

During 2018 prior to the Plan Effective Date, there were no members of our board of directors who were our employees or employees of our subsidiaries. In connection with the reconstitution of our board of directors following our emergence from bankruptcy, our Chief Executive Officer also became a member of our board of directors. We believe that our director fee structure during the year ended December 31, 2018 was customary and reasonable for companies of our kind and consistent with that of our peers and similarly situated companies in the industry in which we operate.

Equity and Long-Term Incentive Compensation Plans

Prior to the adoption of the 2018 Stock Plan, the 2011 Stock Plan provided for the grant of equity-based or equity-related awards to directors, officers, employees and consultants. The Compensation Committee of the board of directors determined the terms and conditions of equity awards made to participants under the 2011 Stock Plan, and also set the terms and conditions of LTIC awards that were granted outside of the 2011 Stock Plan.

On January 1, 2017, the Compensation Committee granted a total of $7.3 million LTIC awards, $2.6 million of which were granted to members of senior management, and 0.6 million cash-settled restricted share units under the 2011 Stock Plan, 0.3 million units of which were granted to members of senior management. In connection with our emergence from bankruptcy on November 19, 2018, all equity and equity-based awards granted under the 2011 Stock Plan were cancelled and are no longer outstanding. The remaining unvested portions of the LTIC awards granted during 2016 and 2017, however, remain outstanding and will vest in accordance with their vesting schedules and, if applicable, the meeting of certain performance targets.

In August 2018, the Bankruptcy Court approved the KEIP, pursuant to which members of senior management were granted cash-settled awards that vested in part upon our emergence from bankruptcy, and in part upon the achievement of certain revenue performance targets for 2018, with the remainder of the awards vesting if certain revenue performance targets for 2019 are achieved.

On November 28, 2018, the board of directors approved the 2018 Stock Plan, pursuant to which the Company may issue up to 7.5 million common shares to directors, officers, employees and consultants pursuant to various types of stock-based incentive awards, including stock options, restricted shares, restricted share units (“RSUs”) and other equity-based awards. The board of directors, upon recommendations by the Compensation Committee, determines the terms and conditions of equity awards made to participants under the 2018 Stock Plan.  Effective December 12, 2018, our board of directors approved the issuance of an aggregate of 39,614 common shares to 269 participants as stock bonus awards, of which 8,061 shares were withheld for the payment of taxes resulting in a net issuance of 31,553 common shares, 706 of which were granted to senior management. On December 20, 2018, our board of directors approved the issuance of an aggregate of 165,000 RSUs to our Class A directors, and 400,000 RSUs to our Chief Executive Officer.

In addition, on February 25, 2019, the board of directors approved the issuance of an aggregate of 1,232,379 RSUs, 1,071,681 of which were granted to senior management.

Benefit Plans and Programs

Pacific Drilling sponsors a defined contribution retirement plan covering substantially all U.S. employees (the “U.S. Savings Plan”) and an international savings plan covering certain of our international employees (the “International Savings Plan”). Under the U.S. Savings Plan, we match 100% of employee contributions up to 3% and 50% of the next 2% of eligible compensation per participant. Under the International Savings Plan, we match up to 3% of base compensation (limited to a contribution of $15,000 per participant). During the years ended December 31, 2018, 2017 and 2016, our total employer contributions to both plans amounted to $2.6 million, $2.8 million and $4.1 million, respectively.

During 2018, the Company maintained an annual bonus plan for key employees whose decisions, activities and performance have a significant impact on business results. Target bonus levels were determined on an individual basis and factoring in individual performance, competitive pay practices and external market conditions. Achievement of bonus payment is based largely on the achievement of our Company’s targets for the annual period.

Employment Agreement of Chief Executive Officer

On November 19, 2018, the Company entered into an employment agreement with Mr. Wolford. Pursuant to the agreement, Mr. Wolford will remain employed until he resigns or his employment is terminated by the Company in accordance with the terms of the agreement. Under the employment agreement, Mr. Wolford receives an annual base salary and an annual target bonus opportunity of a minimum of 100% of annual base salary, and also received certain sign-on equity awards. The employment agreement includes a 12-month post-employment noncompetition covenant and a 24-month post-employment non-solicitation covenant with respect to employees, contractors, clients and suppliers. Mr. Wolford’s employment agreement provides for severance payments and benefits if the Company terminates his employment other than for cause or he terminates his employment for good reason, as defined in the agreement, subject to Mr. Wolford’s execution and non-revocation of a release of claims in favor of the Company, its subsidiaries and affiliates.

Under the terms of the employment agreement, if Mr. Wolford’s employment is terminated other than for cause (as defined in the employment agreement) or he terminates his employment for good reason (as defined in the employment agreement) other than during the twelve-month period following the date of any change of control (the “Protection Period”), he will be entitled to the following:

•

a lump sum payment of (a) $4.0 million if such termination occurs prior to January 1, 2021, or (b) an amount equal to 1.5 times the sum of: (A) his base salary in effect for the year of the date of termination, and (B) his target bonus established for the year in which the termination occurs, if such termination occurs on or after January 1, 2021; and

•

automatic acceleration of the portion of any time-vested RSUs that have been granted to him that are scheduled to vest on the next regularly scheduled vesting date following the date of termination; and

•

reimbursement for up to 18 months for the difference between his COBRA premiums and the monthly employee contribution amount that active similarly situated employees of the Company pay for the same or similar coverage.

If Mr. Wolford’s employment is terminated during the Protection Period other than for cause or he terminates his employment for good reason regardless of whether such Protection Period occurs before or after January 1, 2021, he will be entitled to the following:

•

a lump sum payment of an amount equal to two times the sum (A) his base salary in effect for the year of the date of termination, and (B) his target bonus established for the year in which the termination occurs; and

•	automatic acceleration of all outstanding time-vested RSUs that have been granted to him and acceleration of the payout of any earned performance-vested RSUs; and

•

reimbursement for up to 18 months for the difference between his COBRA premiums and the monthly employee contribution amount that active similarly situated employees of the Company pay for the same or similar coverage.

Severance Agreements

We have severance and change of control agreements with each member of the Company’s senior management listed in Item 6.A., “Directors and Senior Management” other than Mr. Wolford (the “Severance Agreements”). In connection with our Chapter 11 bankruptcy proceedings, each such member of senior management waived his or her right to claim that our emergence from bankruptcy triggered a change of control of the Company (as defined in the Severance Agreements.)  Other than as subject to the waivers, under the terms of the Severance Agreements and the applicable award agreements, if at any time prior to a change of control of the Company (as defined in the Severance Agreements), the Company terminates the member of senior management’s employment other than for cause (as defined in the Severance Agreements) or the member of senior management terminates his or her employment for good reason (as defined in the Severance Agreements), the member of senior management will be entitled to the following:

•

a lump sum payment equal to the sum of: (i) an amount equal to one year of the member of senior management’s annual base salary in effect for the year of the date of termination, (ii) an amount equal to a pro-rated portion of the target bonus established for the member of senior management for the year in which the termination occurs calculated through the date of termination, and (iii) an amount equal to the Company contributions that would be made for 12 months of benefits; and

•	retention of the LTIC awards and awards under the KEIP, which awards will pay out a pro-rated portion if and when the applicable performance conditions are satisfied; and
•

automatic acceleration of the vesting of any stock options, restricted stock, or RSUs that may be granted to the member of senior management that are scheduled to vest within one year following the date of termination.

If a change of control of the Company occurs and the Company terminates the member of senior management’s employment other than for cause, or the member of senior management terminates his or her employment for good reason, during the eighteen-month period following the date of the change of control, the member of senior management will be entitled to the following:

•

a lump sum payment of (i) an amount equal to two times the sum of: (A) the member of senior management’s base salary in effect for the year of the date of termination, and (B) the target bonus established for the member of senior management for the year in which the termination occurs, and (ii) an amount equal to the contributions that would be made for 24 months of benefits; and

•	automatic acceleration of the vesting of all unvested stock options, restricted stock, RSUs, LTIC awards or target awards under the KEIP that were granted to the member of senior management.

The Severance Agreements also include standard non-competition and non-solicitation language for a period of six months following termination of employment, as well as customary confidentiality and non-disparagement covenants. The current term of the Severance Agreements will end on December 31, 2019 subject to automatic two-year renewal terms unless either party gives notice to terminate the agreement 90 days prior to the end of the applicable term.

Indemnity Agreements

We have indemnity agreements with each of the Company’s directors and senior management. The indemnity agreements supplement the indemnification rights for the directors and members of senior management under our Articles, and provide, among other things, for mandatory indemnification against liabilities as well as mandatory advancement and reimbursement of all reasonable expenses that may be incurred by the indemnitees in various legal proceedings arising out of their service as directors and members of senior management to the fullest extent authorized by the General Corporation Law of the State of Delaware and as permitted by Luxembourg law, including any amendments thereto. The indemnity agreements also set out the process for determining entitlement to indemnification, the conditions to advancement of expenses, the procedures for enforcement of indemnification rights, the limitations on indemnification and requirements relating to the notice and defense of claims for which indemnification is sought.

C. BOARD PRACTICES

The board of directors is currently divided into two classes, designated Class A and Class B. Our Class A directors are serving for a term ending at the date of the annual general meeting of the shareholders of the Company at which the annual accounts for the 2018 financial year will be approved, and our Class B directors are serving for a term ending at the annual general meeting of the shareholders of the Company at which the annual accounts for the 2019 financial year will be approved. Thereafter, each of the Class A directors and Class B directors will be elected to serve one-year terms. Members of our board of directors may be elected by simple majority of the votes validly cast at any general meeting of shareholders. From and after the Nomination Termination Time (as defined in the Governance Agreement), the board of directors will cease to be classified and each director then in office previously designated as a Class A director or Class B director will remain in office as a director until his or her term expires or until his or her earlier death, resignation or removal by the shareholders. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. If the office of a director becomes vacant, our Articles provide that the other directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders. The Governance Agreement provides certain of our shareholders with the right to nominate and replace Class B directors. For additional information, see Item 10.B. “Additional Information - Memorandum and Articles of Association —Governance Agreement.”

On May 22, 2018, at our annual general meeting of shareholders (the “2018 AGM”), each of our then current directors (Messrs. Asher, Bonnier, Charney, Ducau, Fine, Iskander, Samuels, and Schwed) was re-appointed for an additional one-year term until our next annual general meeting scheduled to be held on June 4, 2019 (the “2019 AGM”). In connection with our emergence from our bankruptcy proceedings, on the Plan Effective Date, all of the members of our pre-emergence board of directors resigned from our board and the new board was appointed. See Item 6.A. “Directors and Senior Management.”

There are no service contracts between us and any of our current directors providing for benefits upon termination of their service except pursuant to Mr. Wolford’s employment agreement.

Committees of the Board of Directors

Our board of directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee and may create such other committees as the board of directors shall determine from time to time. Each of the standing committees of our board of directors has the composition and responsibilities described below.

Audit Committee

The members of our Audit Committee are Messrs. Weinstein (as Chairman), Ralls and Simon. Our board of directors has determined that each of the members of our Audit Committee is “independent” under the standards of the NYSE and SEC rules. In addition, our board of directors has determined that Mr. Weinstein is an audit committee “financial expert,” as defined by the SEC.

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

Compensation Committee

The members of our Compensation Committee are Messrs. Simon (as Chairman), Ralls, and Weinstein. The primary purpose of this committee is to oversee the discharge of the responsibilities of our board of directors relating to compensation of our executive officers and directors. The Compensation Committee has adopted a charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE.

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

Nominating and Corporate Governance Committee

Our board of directors has established a Nominating and Corporate Governance Committee, the members of which are Messrs. Ralls (as Chairman), Simon and Weinstein.

The primary purpose of the Nominating and Corporate Governance Committee is to assist the board of directors in identifying individuals qualified to become members of the board of directors and to provide advice to the board of directors regarding its composition and committees. The Nominating and Corporate Governance Committee has adopted a charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE.

D. EMPLOYEES

As of December 31, 2018, we had a total of 722 employees and 1 subcontractor, consisting of:

•	600 in operations; and
•	123 in finance, strategy and business development, sales and marketing and other administrative functions.

As of December 31, 2018, approximately 336 of our workforce were located in the United States and 98 were located in Nigeria. The remainder were in various other locations around the world. Four of our international employees in Nigeria are represented by unions.

As of December 31, 2017, we had a total of 768 employees and 5 subcontractors, consisting of:

•	631 in operations; and
•	142 in finance, strategy and business development, sales and marketing and other administrative functions.

As of December 31, 2017, approximately 321 of our workforce were located in the United States and 181 were located in Nigeria. The remainder were in various other locations around the world.

As of December 31, 2016, we had a total of 843 employees and 5 subcontractors, consisting of:

•	705 in operations; and
•	143 in finance, strategy and business development, sales and marketing and other administrative functions.

As of December 31, 2016, approximately 553 of our workforce were located in the United States and 207 were located in Nigeria. The remainder were in various other locations around the world.

We believe that our relations with employees and their labor unions are good. Some of our employees in Nigeria are currently represented by unions and covered by collective bargaining agreements.

E. SHARE OWNERSHIP

The table below shows the number and percentage of our outstanding common shares beneficially owned by each of our directors and members of senior management and all of our directors and members of senior management as a group as of March 1, 2019.  There are no stock options or RSUs awarded to our directors and members of senior management under the 2018 Stock Plan that are exercisable or vest within 60 days.  Common shares do not differ in voting rights. See Item 6.B. “Compensation – Equity Compensation Plans” for a description of the 2018 Stock Plan.

Beneficial Interest in
Common Shares
Number of
Directors and Senior Management	shares	Percentage (a)
Directors
Daniel Han	*	*
Donald Platner	*	*
W. Matt Ralls	*	*
Kiran Ramineni	*	*
John V. Simon	*	*
David Weinstein	*	*
Bernie G. Wolford Jr.	*	*

Senior Management (b)
Michael D. Acuff	*	*
Johannes P. Boots	*	*
Lisa Manget Buchanan	*	*
Amy L. Roddy	*	*
Anthony C. Seeliger	*	*
Richard E. Tatum	*	*
All officers and directors as a group (13 persons)	706	*

*     Less than 1%.

(a)   Based on issued and outstanding shares of 75,031,380 as of March 1, 2019.

(b)Information for Mr. Wolford appears above under “Directors.”

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information as of March 1, 2019 for each person known to us to beneficially own five percent or more of our outstanding common shares.  Each common share entitles the holder thereof to one vote at a general meeting of our shareholders; common shares do not differ in voting rights:

	Beneficial Interest in Common Shares
	Number of
Name	shares	Percentage (1)
Strategic Value Partners, LLC (2)	19,323,914	25.8%
Avenue Capital Management II, L.P. (3)	18,702,188	24.9
Abrams Capital Management, L.P. (4)	7,414,537	9.9
FMR LLC (5)	5,723,510	7.6
Whitebox Advisors LLC (6)	5,153,448	6.9
Tor Asia Credit Master Fund LP (7)	4,146,930	5.5
Quantum Pacific (Gibraltar) Limited (8)	3,842,729	5.1

(1)	Based on issued and outstanding shares of 75,031,380 as of March 1, 2019.
(2)

(a)   Based on a Schedule 13G Report dated February 14, 2019 that this investor filed with the SEC and information provided to the Company by this investor.  This investor indicated that it shares voting and dispositive power with respect to all of the above-listed shares.  In addition, in this report, the investor indicated that the above-listed shares consist of: (i) 2,569,633 shares directly held by Kings Forest S.à r.l., (ii) 5,320,616 shares directly held by Queens Gate S.à r.l., (iii) 5,491,427 shares directly held by Rathgar S.à r.l., (iv) 1,181,630 shares directly held by Ringsend S.à r.l., (v) 4,285,739 shares directly held by Yellow Sapphire S.à r.l., (vi) 167,817 shares directly held by Strategic Value Master Fund Ltd., (vii) 81,945 shares directly held by Strategic Value Opportunities Fund, LP, (viii) 174,542 shares directly held by Strategic Value Special Situations Master Fund III, LP and (ix) 50,565 shares directly held by Strategic Value Special Situation Master Fund IV, LP (each an “SVP Fund” and collectively, the “SVP Funds”).

(b) In addition, the report indicates: (i) Strategic Value Partners, LLC is the investment manager of, and exercises investment discretion over Strategic Value Master Fund, Ltd., a Cayman Islands exempted company, which has an ownership interest in Field Point (Europe) II, LLC, a Delaware limited liability company, which has an ownership interest in Field Point IV, S.à r.l., a Luxembourg limited liability company, which has an ownership interest in Queens Gate, S.à r.l., a Luxembourg limited liability company, and Strategic Value Partners, LLC is indirectly majority owned and controlled by Mr. Khosla: (ii) SVP Special Situations III LLC (“Special Situations III”) is the investment manager of, and exercises investment discretion over Strategic Value Special Situations Master Fund III, LP, a Cayman Islands exempted limited partnership, which has an ownership interest in Blue Sapphire, S.à r.l., a Luxembourg limited liability company, which has an ownership interest in Yellow Sapphire, S.à r.l., a Luxembourg limited liability company, which has an ownership interest in Ringsend, S.à r.l., a Luxembourg limited liability company, and Strategic Value Partners, LLC is the managing member of Special Situations III, and Strategic Value Partners, LLC and Special Situations III are both indirectly majority owned and controlled by Mr. Khosla; (iii) SVP Special Situations IV LLC (“Special Situations IV”) is the investment manager of, and exercises investment discretion over Strategic Value Special Situation Master Fund IV, LP, a Cayman Islands exempted limited partnership, which has an ownership interest in Ranelagh, S.à r.l., a Luxembourg limited liability company, which has an ownership interest in Rathgar, S.à.r.l., a Luxembourg limited liability company, and Strategic Value Partners, LLC is the managing member of Special Situations IV, and Strategic Value Partners, LLC and Special Situations IV are both indirectly majority owned and controlled by Mr. Khosla; and (iv) SVP Special Situations III-A LLC (“Special Situations III-A”) is the investment manager of, and exercises investment discretion over Strategic Value Opportunities Fund, LP, a Cayman Islands exempted limited partnership, which has an ownership interest in Kings Valley, S.à r.l., a Luxembourg limited liability company, which has an ownership interest in Kings Forest, S.à r.l., a Luxembourg limited liability company, and Strategic Value Partners, LLC is the managing member of Special Situations III-A, and Strategic Value Partners, LLC and Special Situations III-A are both indirectly majority owned and controlled by Mr. Khosla.

(c) Except for Mr. Khosla, each “Reporting Person” listed in the report disclaimed beneficial ownership of all common shares owned directly by the SVP Funds.  Mr. Khosla is the sole member of Midwood Holdings, LLC, which is the managing member of Strategic Value Partners, LLC and is also the indirect majority owner and control person of Strategic Value Partners, LLC, Special Situations III, Special Situations IV and Special Situations III-A.  Mr. Khosla is also the Chief Investment Officer of Strategic Value Partners, LLC. As such, he may be deemed to control the voting and dispositive decisions with respect to the above-listed common shares made by Strategic Value Partners, LLC, Special Situations III, Special Situations IV and Special Situations III-A and may therefore be deemed to be the beneficial owner of the common shares reported above.

(d) Pursuant to the Governance Agreement, the SVP Funds and certain funds affiliated with Avenue Capital Group LLC (the “Avenue Holders”) have agreed with one another to vote their common shares to elect members of the Pacific Drilling board of directors as set forth therein.  Because of the relationship between the SVP Funds and the Avenue Holders as a result of the Governance Agreement, Strategic Value Partners, LLC, Special Situations III, Special Situations IV, Special Situations III-A and Mr. Khosla may be deemed pursuant to Rule 13d-3 under the Exchange Act to beneficially own 38,026,102 Pacific Drilling common shares (inclusive of the above-reported shares for Strategic Value Partners, LLC), which represents 50.7% of the total number of outstanding common shares of Pacific Drilling as of March 1, 2019.  The address for each of the foregoing entities is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830.

(3)

(a)   Based on a Schedule 13G Report dated February 14, 2019 that this investor filed with the SEC.  In this report, this investor indicated that it shared voting and dispositive power with respect to all of the above-listed shares.  In addition, in this report, this investor indicated that the above-listed shares are held directly by: (i) Avenue Energy Opportunities Fund II, L.P., Avenue PPF Opportunities Fund, L.P., Avenue Energy Opportunities Fund, L.P., Avenue Special Opportunities Fund II, L.P. and Avenue Strategic Opportunities Fund, L.P. (the “U.S. Funds”) and (ii) Avenue-ASRS Europe Opportunities Fund, L.P., Avenue Europe Special Situations Fund III (U.S.), L.P., Avenue Europe Special Situations Fund III (Euro), L.P. and Avenue Europe Opportunities Master Fund, L.P. (the “Europe Funds” and together with the U.S. Funds, the “Avenue Funds”).

(b) Avenue Capital Management II, L.P. is the investment manager of the U.S. Funds and may be deemed to have voting and dispositive power over the 13,649,683 common shares owned by such entities.  Avenue Europe International Management, L.P. is the investment manager of Europe Funds and may be deemed to have voting and dispositive power over the 5,052,505 common shares owned by such entities.  Avenue Capital Management II GenPar LLC is the general partner of Avenue Capital Management II, L.P., and Avenue Europe International Management GenPar, LLC is the general partner of Avenue Europe International Management, L.P. Mr. Marc Lasry is the managing member of Avenue Capital Management II GenPar LLC and Avenue Europe International Management GenPar, LLC.  In this report, except for Mr. Lasry, each “Reporting Person” disclaimed beneficial ownership of all common shares owned directly by the Avenue Funds. Mr. Lasry is deemed to be the indirect beneficial owner of the shares reported by the Avenue Funds by reason of his ability to direct the vote and/or disposition of such securities, and his pecuniary interest in such shares (within the meaning of Rule 16a-1(a)(2) under the Exchange Act) is a fractional interest in such amount.

(c) Pursuant to the Governance Agreement, the Avenue Funds and certain funds affiliated with Strategic Value Partners, LLC (the “SVP Funds”) have agreed with one another to vote their common shares to elect members of the Pacific Drilling board of directors as set forth therein. Because of the relationship between the Avenue Funds and the SVP Funds as a result of the Governance Agreement, Avenue Capital Management II, L.P., Avenue Capital Management II GenPar LLC, Avenue Europe International Management, L.P., Avenue Europe International Management GenPar, LLC and Marc Lasry may be deemed  pursuant to Rule 13d-3 under the Exchange Act to beneficially own 38,026,102 Pacific Drilling common shares (inclusive of the above-reported shares for Avenue Capital Management II, L.P.), which represents 50.7% of the total number of outstanding common shares of Pacific Drilling as of March 1, 2019.  The address of each of the foregoing entities is c/o Avenue Capital Management II, L.P., 399 Park Avenue, 6th Floor, New York, NY 10022.

(4)

(a)   Based on a Schedule 13G Report dated February 14, 2019 that Abrams Capital Management, L.P. (“Abrams CM LP”) filed with the SEC.  In this report, Abrams CM LP indicated that it: (i) shared voting and dispositive power with respect to all of the above-listed shares with each of Mr. David Abrams and Abrams Capital Management, LLC (“Abrams CM LLC”), (ii) shared voting and dispositive power with respect to 5,974,140 shares with Abrams Capital Partners II, L.P. (“ACP II”), and (iii) shared voting and dispositive power with respect to 7,019,436 shares with Abrams Capital, LLC (“Abrams Capital”).

(b) Shares reported herein for Abrams Capital represent shares beneficially owned by ACP II and other private investment funds for which Abrams Capital serves as general partner. Shares reported herein for Abrams CM LP and Abrams CM LLC represent the above-referenced shares beneficially owned by ACPII and shares beneficially owned by other private investment funds, for which Abrams CM LP serves as investment manager. Abrams CM LLC is the general partner of Abrams CM LP. Shares reported herein for Mr. Abrams represent the above referenced shares reported for Abrams Capital and Abrams CM LLC. Mr. Abrams is the managing member of Abrams Capital and Abrams CM, LLC. In this report, each “Reporting Person” disclaimed beneficial ownership of the common shares reported, except to the extent of its or his pecuniary interest therein. The address for each of the foregoing entities is c/o Abrams Capital Management, L.P., 222 Berkeley Street, 21st Floor, Boston, MA 02116.

(5)

Based on a Schedule 13G Report dated February 13, 2019 that this investor filed with the SEC.  In this report, this investor indicated that it held sole voting power with respect to 2,162,337 of the common shares reported, and sole dispositive power with respect to all of the above-listed shares.  Ms. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(6)

Based on a Schedule 13G Report dated as of February 14, 2019 that this investor filed with the SEC and information provided to the Company by this investor. In the Schedule 13G Report, the investor indicated that, as of December 31, 2018, all of the above-listed common shares reported for Whitebox Advisors LLC were held in the accounts of Whitebox Advisors LLC’s clients, none of which individually own more than 5% of the Company’s common shares. In addition, as of December 31, 2018, Whitebox Advisors LLC shared with Whitebox General Partner LLC voting and dispositive power with respect to all of the above-listed shares. The address of each of the foregoing entities is 3033 Excelsior Boulevard, Suite 300, Minneapolis, MN 55416.

(7)

Based on a Schedule 13G Report dated as of February 13, 2019 that this investor filed with the SEC.  In this report, the investor indicated that Tor Investment Management (Hong Kong) Limited (“Tor”) may be deemed the beneficial owner of the shares held by Tor Asia Credit Master Fund LP (the “Master Fund”). In addition, Messrs. Patrik Lennart Edsparr and Christopher Louis Mikosh are the majority owners of Tor.  By virtue of their relationship with Tor, Messrs. Edsparr and Mikosh may be deemed to beneficially own the common shares owned directly by the Master Fund.  In this report, the investor further indicated that, as of December 31, 2018, Tor, the Master Fund and Messrs. Edsparr and Mikosh share voting and dispositive power with respect to all of the above-listed shares.  The address of the Master Fund is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The address of Tor and Messrs. Edsparr and Mikosh is Henley Building 19/F, 5 Queen’s Road Central, Hong Kong.

(8)

Based on a Schedule 13G Report dated as of January 17, 2019 that this investor filed with the SEC.   In this report, the investor indicated that, as of December 31, 2018, it shared voting and dispositive power with respect to all of the above-listed shares.  Quantum Pacific (Gibraltar) Limited is a Gibraltar company and wholly-owned indirect subsidiary of Quantum Pacific International Limited, the indirect ultimate owner of which is a discretionary trust in which Mr. Idan Ofer is the beneficiary. The address for Quantum Pacific (Gibraltar) Limited is 57/63 Line Wall Road, Gibraltar GX11 1AA and for Quantum Pacific International Limited is c/o Quantum Pacific Monaco SARL, 7 Avenue de Grande Bretagne, MC 98000, Monaco.

As of March 1, 2019, the Company had 50 record holders in the United States, representing substantially all of the total issued and outstanding common shares of the Company.

To our knowledge, as of March 1, 2019, there were no arrangements the operation of which may at a subsequent date result in a change of control of the Company.  Pursuant to our Articles, any two Class B directors may enter into Acquisition Contracts (as defined in the Articles) on behalf of the Company, subject to certain conditions. For additional information, see Item 10.B. “Additional Information - Memorandum and Articles of Association.”

Prior to the Company’s emergence from its Chapter 11 bankruptcy proceedings, QP, the indirect ultimate owner of which is a discretionary trust in which Mr. Idan Ofer is the beneficiary, owned approximately 70.3% of the Company’s outstanding common shares. In accordance with the Plan and the issuances of common shares in connection with the Company’s emergence from the Chapter 11 bankruptcy proceedings, the current beneficial ownership of the Company’s common shares is reflected in the table above. Except for the foregoing, to the Company’s knowledge, there has been no other significant change in the percentage ownership of our common shares held by any of our major shareholders during the past three years.

B. RELATED PARTY TRANSACTIONS

For information regarding related party transactions, see the discussion of our Governance Agreement and Registration Rights Agreement in Item 10.B. “Additional Information - Memorandum and Articles of Association” and Note 23 to our consolidated financial statements.

In addition, the SVP Parties and the Avenue Parties are parties to that certain Equity Commitment Agreement, dated September 27, 2018, by and among the Company, certain of its subsidiaries and the other parties named therein, pursuant to which the Company issued common shares to the SVP Parties, the Avenue Parties and certain other members of the Ad Hoc Group for payment of their fee for backstopping the equity rights offering.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18, “Financial Statements” within this annual report.

Legal Proceedings

See Note 17 to our consolidated financial statements.

Distribution Policy

We do not expect to pay dividends on our common shares for the foreseeable future. The payment of any future dividends to our shareholders will depend on decisions that will be made by our board of directors and will depend on then-existing conditions, including our operating results, financial condition, business prospects, Luxembourg corporate law restrictions, and restrictions under the indentures governing our Notes and under any future debt agreements or contracts.

Share Repurchase Program

On February 22, 2019, our shareholders approved a share repurchase program for a total expenditure of up to $15.0 million for a two-year period.  We may purchase shares in one or several transactions on the open market or otherwise; however, we are not obligated to repurchase any dollar amount or specific number of common shares under the program.  We anticipate that repurchases will be funded with cash on hand.  As of March 1, 2019, we had not repurchased any common shares under this program.

B. SIGNIFICANT CHANGES

See item 4.A. “History and Development of the Company” and Note 2 to our consolidated financial statements.

ITEM 9.    THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our common shares are traded on the NYSE under the symbol “PACD.”

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our common shares were listed on the Norwegian OTC List from April 2011 to October 2016 and on the NYSE from November 11, 2011 to September 12, 2017. From September 13, 2017 to November 19, 2018 and from November 20, 2018 to December 17, 2018, our common shares were traded on the over-the-counter market under the ticker symbol “PACDQ” and “PACDD,” respectively. Our common shares were relisted on the NYSE on December 18, 2018, and currently trade under the symbol “PACD.”

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our Coordinated Articles of Association, dated as of December 20, 2018, are filed as Exhibit 1.1 to this Annual Report on Form 20-F.

General

Pacific Drilling S.A. is registered with the Luxembourg Registry of Trade and Companies under the Number B159658. Our Company is formed for an unlimited period and is not to be dissolved by reason of the death, suspension of civil rights, incapacity, insolvency, bankruptcy or any similar event affecting one or more shareholders.

Our corporate purpose, as stated in Article 3 (Corporate object) of our Articles, is as follows:

•

Our object is buying and selling, the chartering in and the chartering out, and the management of seagoing ships, as well as the financial and commercial operations that relate directly or indirectly to such activities.

•

We may also charter, hold, lease, operate and provide vessels and equipment used in contract drilling services in oil and gas drilling operations; acquire, hold, manage, sell or dispose of any such related equipment, and enter into, assist or participate in financial, commercial and other transactions relating to contract drilling services.

•

In addition, we may acquire participations, in Luxembourg or abroad, in any company or enterprise in any form whatsoever, and the management of those participations. We may in particular acquire, by subscription, purchase and exchange or in any other manner, any stock, shares and other participation securities, bonds, debentures, certificates of deposit and other debt instruments and, more generally, any securities and financial instruments issued by any public or private entity. We may participate in the creation, development, management and control of any company or enterprise. Further, we may invest in the acquisition and management of a portfolio of patents or other intellectual property rights of any nature or origin.

•

We may borrow in any form. We may issue notes, bonds and any kind of debt and equity securities. We may lend funds, including, without limitation, the proceeds of any borrowings, to our subsidiaries, affiliated companies and any other companies. We may also give guarantees and pledge, transfer, encumber or otherwise create and grant security over some or all of our assets to guarantee our own obligations and those of any other company, and, generally, for our own benefit and that of any other company or person. We may not carry out any regulated financial sector activities without having obtained the requisite authorization.

•

We may use any techniques, legal means and instruments to manage our investments efficiently and protect ourselves against credit risks, currency exchange exposure, interest rate risks and other risks.

•

We may carry out any commercial, financial or industrial operation and any transaction with respect to real estate or movable property, which directly or indirectly, favors or relates to our corporate object.

Share Capital

We are authorized to issue up to 82.5 million common shares (including those shares which have already been issued), par value of $0.01 per share, and our share capital is $825,000. As of March 1, 2019, an aggregate of 82.5 million common shares were issued, of which approximately 75.0 million shares were outstanding, and approximately 7.5 million shares are reserved for issuance under the 2018 Stock Plan and held by one of our wholly-owned subsidiaries.

Our Articles provide that we may not issue non-voting equity securities (which shall not be deemed to include any warrants or options to purchase our shares). Our Articles also provide that no fractional shares may be issued. Holders of our common shares have no conversion or redemption rights, and there are no sinking fund provisions applicable to our common shares. We cannot subscribe for our own shares. We may redeem our own shares using a method approved by our board of directors which is in accordance with Luxembourg law and the rules of any stock exchange(s) on which our shares are listed from time to time.

All issued shares are fully paid. A shareholder in a Luxembourg société anonyme holding fully paid shares is not liable, solely because of his, her or its shareholder status, for additional payments to us or our creditors.

To our knowledge, as of March 1, 2019 there were no shareholders’ arrangements or agreements, the implementation or performance of which could, at a later date, result in a change in the control of us in favor of a third person. For information regarding the rights of certain shareholders to nominate directors, see “Governance Agreement,” below.

Our common shares are governed by Luxembourg law and our Articles. More information concerning shareholders’ rights can be found in the Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time, and our Articles.

Form and Transfer of Shares

Our common shares are issued in registered form only and are freely transferable, subject to any restrictions in our Articles and pursuant to applicable securities laws. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our shares.

Issuance of Shares; Capital Increase/Reduction

Our Articles provide that the share capital may be increased or reduced, subject to the approval by the shareholders at a general meeting acting in accordance with the conditions prescribed for the amendment of our Articles.

Pursuant to Luxembourg law, our shareholders may approve an authorized share capital and authorize our board of directors to issue shares up to the maximum amount of such approved share capital for a maximum period of five years from the date of publication in the Luxembourg official gazette of the amendments of the Articles or the minutes of the relevant general meeting. The shareholders may amend, renew or extend such authorized share capital and authorization to the board of directors to issue shares.

Under Luxembourg law, existing shareholders benefit from a preferential subscription right on the issuance of common shares. When authorizing the board of directors to issue common shares out of the authorized capital, the shareholders may also authorize the board of directors to withdraw or limit the preferential subscription right, subject to compliance with certain notice and information requirements under Luxembourg law.

Our Articles provide that the board of directors was authorized, for a period of five years from November 19, 2018, without prejudice to any renewals, to: (a) increase the share capital once or more up to $825,000 (such amount including the current share capital of the Company) by the issue of new shares having the same rights as the existing shares, or without any such issue; (b) determine the conditions of any such capital increase including through contributions in cash or in kind, by the incorporation of reserves, issue/share premiums or retained earnings, with or without issue of new shares to current shareholders or third parties (non-shareholders) or following the issue of any instrument convertible into common shares or any other instrument carrying an entitlement to, or the right to subscribe for, common shares; (c) limit or withdraw the shareholders’ preferential subscription rights to the new common shares, if any, and determine the persons who are authorized to subscribe to the new common shares; and (d) record each share capital increase by way of a notarial deed and amend the share register accordingly. The board of directors was expressly authorized to increase the Company’s share capital by incorporation of reserves, issue/share premiums or retained earnings and to issue the additional common shares resulting from such capital increase to a beneficiary under any stock incentive plan as agreed by the Company (such beneficiary being a shareholder of the Company or not, or, to an entity appointed by the Company as an administrator in connection with such plan) or under any equity rights offering, private placements or backstop fees. The Company reserved the right to place transfer and other restrictions on such common shares as determined by the Company pursuant to such stock incentive plan from time to time.

As of March 1, 2019, given that the available authorized capital has been completely used pursuant to Article 5.3 of our Articles, our board of directors is not authorized to increase our share capital without further authorization of our shareholders. See “Governance Agreement” below for a discussion of certain circumstances under which our authorized share capital may be increased.

General Meeting of Shareholders

In accordance with Luxembourg law and our Articles, any regularly constituted general meeting of shareholders represents the entire body of shareholders of the Company. At a general meeting, the shareholders have full power to adopt and ratify all acts and operations that are consistent with our corporate object.

Under our Articles, the annual general meeting of our shareholders is held in Luxembourg, on the fourth Tuesday of May of each year, at 10:00 a.m. (Luxembourg time). If that day is a public holiday or the day following a public holiday in the United States, the meeting will be held on Tuesday of the following week. Other general meetings of shareholders may be convened at any time.

Each of our common shares entitles the holder of record thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of our Articles. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders.

Luxembourg law provides that our board of directors is obligated to convene a general meeting of shareholders if shareholders representing in the aggregate 10% of the issued share capital so request in writing with an indication of the agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month of the request, shareholders representing in the aggregate 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing in the aggregate 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. Such a request must be made by registered mail sent to our registered office at least five days prior to the holding of the general meeting of shareholders.

Voting Rights

Each common share entitles the holder thereof to one vote at a general meeting of shareholders. Neither Luxembourg law nor our Articles contain any restrictions as to the voting of our common shares by non-Luxembourg residents.

Luxembourg law distinguishes between “ordinary” general meetings of shareholders and “extraordinary” general meetings of shareholders.

Ordinary General Meetings of Shareholders. Ordinary general meetings of our shareholders may be convened, and a vote may be held, without a quorum requirement. Resolutions brought before such ordinary general meetings of our shareholders require the approval of a simple majority of the votes validly cast, irrespective of the number of shares present or represented. Abstentions will not be counted as “votes” at ordinary general meetings of our shareholders.

Extraordinary General Meetings of Shareholders. Extraordinary general meetings of our shareholders may be convened to amend our Articles and to address certain other limited matters. An extraordinary general meeting of shareholders convened for the purpose of (a) an increase or decrease of the issued share capital, (b) a limitation or exclusion of preemptive rights, (c) approving a statutory merger or de-merger of the Company, (d) dissolution of the Company or (e) an amendment of our Articles, must have a quorum of at least one half of our issued share capital, and such actions require approval of at least two-thirds of the votes validly cast at such extraordinary general meeting of shareholders. If such a quorum is not reached, the extraordinary general meeting of shareholders may be reconvened at a later date, pursuant to appropriate notification procedures, which reconvened meeting shall not require a quorum. Abstentions will not be counted as “votes” at extraordinary general meetings of our shareholders.

Appointment and Removal of Directors; Vacancies. Members of our board of directors may be elected by simple majority of the votes validly cast at any general meeting of shareholders. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. If the office of a director becomes vacant, our Articles provide that the remaining directors, acting by simple majority, may fill such vacancy on a provisional basis until a new director is elected at the next general meeting of shareholders. See “Governance Agreement” below for a discussion of certain provisions pursuant to which our Class B directors are nominated prior to the Nomination Termination Time (as defined therein).

Minority Action Right. Luxembourg law provides that the shareholders holding in the aggregate 10% of the issued share capital who have a right to vote at the general meeting may act on our behalf to discharge the members of the board of directors for misconduct against our interests, a violation of the law, or a violation of our Articles.

Board of Directors

All powers not expressly reserved to the shareholder(s) by law or the Articles fall within the competence of the board of directors, which has full power to carry out and approve all acts and operations consistent with the Company’s corporate object.

The board of directors is authorized to delegate the day-to-day management and the power to represent the Company in this respect, to one or more directors, officers, managers or other agents, whether shareholders or not, acting either individually or jointly, provided that, prior to the Nomination Termination Time (as defined in the Governance Agreement) any appointment, delegation or power-of-attorney granted in respect of any Acquisition Proposal Matters (as defined below), or any revocation of the foregoing, shall only be effective if a Class B Majority (as defined below) votes in favor of such appointment, delegation or power-of-attorney, or revocation of the foregoing, as the case may be.

Except as otherwise provided by an amendment to our Articles, the total number of directors constituting the board of directors shall be seven directors, who need not be shareholders.

From and after the Plan Effective Date until the occurrence of the Nomination Termination Time (as defined in the Governance Agreement described below), the board of directors shall be divided into two classes, designated Class A (composed of four directors) and Class B (composed of three directors), with all Class A directors and Class B directors elected to terms of one year in length; provided, that the initial term of office of the Class A directors following the Plan Effective Date shall expire at the general meeting of the shareholders of the Company at which the annual accounts for the 2018 financial year will be approved and the initial term of office of the Class B directors following the Plan Effective Date shall expire at the general meeting of the shareholders of the Company at which the annual accounts for the 2019 financial year will be approved. All directors, whether assigned to Class A or Class B, shall be elected by the shareholders at the general meeting in accordance with law and shall have one vote each at all meetings of the board of directors. From and after the Nomination Termination Time (as defined in the Governance Agreement), the board of directors shall cease to be classified and each director then in office previously designated as a Class A director or Class B director shall remain in office as a director until his or her term expires or until his or her earlier death, resignation or removal by the shareholders.

The board of directors meets at the request of the chairperson or the majority of the board of directors. A director may grant another director a power of attorney in order to be represented at any meeting of the board of directors. A quorum of the board of directors is a majority of its members present or represented and resolutions are adopted by a majority of the members of the board of directors voting in their favor, except as otherwise provided in the Articles. In the event of a tie vote, the chairman has the right to cast the deciding vote. The board of directors may also act by means of resolutions in writing signed by all directors. There is no mandatory retirement age for directors under Luxembourg law.

A director who has a financial interest in a transaction carried out other than in the ordinary course of business which conflicts with the interests of the Company must advise the board of directors accordingly and have the statement recorded in the minutes of the meeting. The director concerned may not take part in the deliberations concerning that transaction. A special report on the relevant transaction is submitted to the shareholders at the next general meeting, before any vote on the matter.

Authority of Class B Directors Regarding Acquisition Proposals Prior to Nomination Termination Time

Until the Nomination Termination Time (as defined in the Governance Agreement described below), the following provisions of our Articles apply, and after the Nomination Termination Time, these provisions shall have no further force or effect:

(1)

Representative Authority of the Class B Directors Regarding Acquisition Proposals. Any two Class B directors acting in their capacities as such (a “Class B Majority”) shall have the authority to act on the Company’s behalf (including to bind the Company with respect to clauses (e) through (g)) with respect to the following matters: (a) to review and evaluate the terms and conditions of any Acquisition Proposal, (b) to negotiate with any party the Class B Majority deems appropriate with respect to any Acquisition Proposal; (c) to solicit prospective Acquisition Proposals and/or explore the ability to obtain on behalf of the Company prospective Acquisition Proposals, (d) to determine whether any Acquisition Proposal is beneficial to the

Company and its shareholders, (e) to make recommendations to the board of directors and shareholders as to what actions, if any, should be taken with respect to any Acquisition, Acquisition Contract or Acquisition Proposal, including to recommend that the board of directors or the shareholders, as applicable, approve any Acquisition, Acquisition Contract or Acquisition Proposal, (f) to retain, at the Company’s expense, such consultants, legal counsel and other advisors as a Class B Majority may from time to time deem appropriate to assist the Class B directors in the performance of their duties with respect to Acquisition Proposals, (g) subject to paragraph (2) below, to execute and deliver on behalf of the Company definitive documentation providing for the consummation of an Acquisition (an “Acquisition Contract”) and (h) to take, or to cause the Company to take, any and all actions ancillary or related to any actual or prospective Acquisition Proposal or the other matters referred to in the preceding clauses (a)-(g), including without limitation to authorize and enter into contracts of any nature (other than an Acquisition Contract except in accordance with paragraph (2) below) (the foregoing clauses (a)-(h), “Acquisition Proposal Matters”). As used in our Articles: (x) “Acquisition Proposal” means a proposal received by the Company, any of its subsidiaries, or any of its or their respective directors, officers or outside consultants, counsel or other advisors providing for an Acquisition; and (y) “Acquisition” means a transaction or series of related transactions resulting in the acquisition (whether by merger, consolidation, sale or transfer of the Company’s shares, other equity interests or assets or otherwise) by any natural or legal person or group of such persons, directly or indirectly, (i) of a majority of (A) the outstanding shares of the Company or (B) the assets of the Company and its subsidiaries determined on a consolidated basis and (ii) upon the consummation of which, the shareholders of the Company immediately prior to such acquisition collectively do not own (beneficially or of record) a majority of the voting power of such person or the ultimate parent entity of such person (or, in the case of a group of such persons, a majority of the voting power of the largest member of such group, determined by reference to the respective equity financing contributions of such members, or ultimate parent entity of such largest member).

(2)

Approval of Acquisition Contracts. No Class B director, acting singularly or with any one or more other Class B directors, shall have the power to cause the Company to enter into any Acquisition Contract or otherwise consummate an Acquisition unless such Acquisition Contract (a) provides by its terms that consummation of the Acquisition that is the subject thereof is conditioned upon either (I) the shareholder vote, under the conditions of quorum and vote, required by law or other provision of the Articles for such Acquisition or (II) shareholder approval by the vote of a majority of the outstanding share capital, whichever voting standard in the foregoing clauses (I) or (II) is higher (such condition, as applicable, a “Shareholder Approval Condition”) and (b) does not impose any obligations or penalties on the Company if the Shareholder Approval Condition is not obtained by the conclusion of the general meeting or extraordinary general meeting, as applicable, convened to vote on such Acquisition Contract or Acquisition other than reimbursement of the reasonable expenses incurred by the counterparty thereto (provided, that, for avoidance of doubt, this clause (b) shall not preclude the imposition of any obligation or penalty on the Company due to any cause or event other than the failure in and of itself to satisfy the Shareholder Approval Condition at such general meeting or extraordinary general meeting). If a proposed Acquisition Contract satisfies clauses (a) and (b) of the immediately preceding sentence, then a Class B Majority shall be authorized to represent the Company by executing and delivering, or causing any person authorized by the Class B Majority to execute and deliver, on the Company’s behalf, such Acquisition Contract, to convene a general meeting or an extraordinary general meeting, as applicable, to seek shareholder approval of the Acquisition in accordance with the Shareholder Approval Condition, and, if such shareholder approval is obtained, to carry out all other powers vested under paragraph (1) above with respect to such Acquisition Contract (including to cause the Company to consummate the Acquisition and the other transactions contemplated thereby or, subject to the terms of the Acquisition Contract, terminate such Acquisition Contract and abandon such Acquisition).

(3)

Limitation on Representative Authority of the Class A Directors Regarding Acquisition Proposals. No Class A director, acting singularly or with any one or more other directors, in his or her capacity as such, shall have any representative authority to bind the Company or otherwise act on the Company’s behalf, nor shall the board of directors take any action, in either case with respect to any Acquisition, Acquisition Contract or Acquisition Proposal Matters, except with the prior approval of a Class B Majority. Notwithstanding the immediately prior sentence, this paragraph (3) shall not be interpreted to limit the rights of the Class A directors to attend meetings of the Class B directors, receive information received by the Class B directors or to provide ongoing input to the Class B directors, in each case, regarding Acquisitions, Acquisition Contracts,

Acquisition Proposals or other Acquisition Proposal Matters, and the Class B directors shall so extend such rights to the Class A directors.
(4)

Amendments. The board of directors shall not propose to the shareholders or recommend that the shareholders approve any amendment to provisions to the Articles described in this section “Authority of Class B Directors Regarding Acquisition Proposals Prior to Nomination Termination Time” and/or any other provisions of the Articles directly or indirectly amending or limiting the application of the provisions described in this section, without the favorable vote of a Class B Majority.

Committees of the Board of Directors

Under our Articles, our board of directors may establish committees for certain specific purposes, which may include, but are not limited to, an audit committee and a compensation committee. As of the date of this registration statement, our board of directors has established an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee.

Amendment to our Articles

Under Luxembourg law, we are required to convene an extraordinary general meeting of shareholders to amend our Articles. The proposed amendments to our Articles must be included in the agenda of the extraordinary general meeting of shareholders. Any resolutions to amend our Articles must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and De-Merger

Our shareholders must approve any merger by absorption involving the Company at an extraordinary general meeting of shareholders, which must be held before a notary. Similarly, the de-merger of the Company is generally subject to the approval of our shareholders at an extraordinary general meeting of shareholders.

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

Distributions

Subject to Luxembourg law, each share is entitled to participate equally in distributions if, and when, declared by shareholders out of funds legally available for such purposes. Pursuant to our Articles, at a general meeting, our shareholders may approve distributions, and our board of directors may declare interim distributions, to the extent permitted by Luxembourg law.

Declared and unpaid distributions held by us for the account of the shareholders will not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution is declared.

Limitation of Liability; Indemnification

Pursuant to our Articles, the members of our board of directors cannot be held personally liable by reason of their mandate for any commitment validly made in the Company’s name, provided such commitments comply with the Articles and Luxembourg law.

Pursuant to our Articles, we must, to the fullest extent permitted by Luxembourg law, indemnify any director or officer, as well as any former director or officer, against any damages and/or compensation to be paid and any costs, charges and expenses, reasonably incurred by him in connection with the defense or settlement of any civil, criminal or administrative action, suit or proceeding to which he may be made a party by reason of his being or having been a director or officer of the Company, if (a) he acted honestly and in good faith, and (b) in the case of criminal or administrative proceedings, he had reasonable grounds for believing that conduct was lawful. Notwithstanding the foregoing, the current or former director or officer will not be entitled to indemnification in case of an action, suit or proceeding brought against him by the Company or in case he shall be finally adjudged in an action, suit or proceeding to be liable for gross negligence, willful misconduct, fraud, dishonesty or any other criminal offense.

Furthermore, in case of settlement, the current or former director or officer will only be entitled to indemnification under our Articles, provided that (a) the board of directors shall have determined in good faith that the defendant’s actions did not constitute willful and deliberate violations of the law and shall have obtained the relevant legal advice to that effect; and (b) notice of the intention of settlement of such action, suit or proceeding is given to us at least 10 business days prior to such settlement.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Annual Accounts; Auditors

Our Articles provide that our financial year begins on January 1 and ends on December 31 each year. Each year our board of directors must prepare annual accounts of the Company, including an inventory of our assets and liabilities, and a balance sheet and a profit and loss account. Our board of directors must also prepare a consolidated management report each year on the consolidated financial statements of the Company. The annual accounts, the consolidated financial statements of the Company, the consolidated management report and the auditor’s reports must be available for inspection by shareholders at our registered office at least 15 calendar days prior to the date of the annual general meeting of shareholders.

Luxembourg law requires that the operation of the Company be supervised by one or more statutory auditors. The general meeting of shareholders must appoint the statutory auditor(s) and determine the term of their office, which may not exceed six years, without prejudice to any renewals. However, because the Company has exceeded certain thresholds, it is required to have its accounts audited by an independent auditor, which is responsible for advising whether the management report is in line with the financial statements for the year and has been prepared in accordance with legal requirements. The appointment of the independent auditor follows the same rules as the appointment of the statutory auditor, and a statutory auditor is no longer required if an independent auditor has been appointed. KPMG LLP is the independent auditor duly appointed by the annual general meeting of shareholders as of May 22, 2018 for a one-year mandate.

After approval by the shareholders at an annual general meeting, the annual accounts must be filed within one month after their approval or seven months of the close of the financial year with the Luxembourg Registry of Trade and Companies.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records eight calendar days prior to the date of the annual general meeting of shareholders, including the annual accounts, the consolidated financial statements of the Company, a list of directors and independent auditors, a list of shareholders whose shares are not fully paid-up, the management consolidated report and the auditor’s reports.

The annual accounts, the consolidated financial statements of the Company, the consolidated management report and the auditor’s reports are sent to registered shareholders at the same time as the convening notice for the annual general meeting of shareholders. In addition, any registered shareholder is entitled to receive a copy of these documents free of charge eight calendar days prior to the date of the annual general meeting of shareholders upon request.

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

Governance Agreement

The Company has entered into a Governance Agreement dated as of November 19, 2018 with certain holders of its shares, defined therein as the Avenue Parties, the SVP Parties, and the Other Lenders.

Nomination Provisions. Pursuant to the Governance Agreement, until the Nomination Termination Time, defined below, the Avenue Parties have the right to nominate one Class B Director, the SVP Parties have the right to nominate one Class B Director and the Other Lenders have the right to nominate one Class B Director. Each of such parties also has the right to fill a vacancy with respect to its Class B Director nominee.

The “Nomination Termination Time” means the first such time that it becomes known to the Company that any of (i) the Avenue Parties (collectively and in the aggregate with each other), (ii) the SVP Parties (collectively and in the aggregate with each other) or (iii) the Other Lenders (collectively and in the aggregate with each other), hold, beneficially or of record, and have the power to vote or direct the voting of, 10% or less (the “Ownership Threshold”) of the then issued and outstanding shares of the Company. Whichever of the Avenue Parties, SVP Parties or Other Lenders, as applicable, whose holdings of shares of the Company first becomes known to the Company to cease to exceed the Ownership Threshold is referred to as the “Triggering Party.”

During the period beginning at the Nomination Termination Time and ending at the convening of the first general meeting after the Nomination Termination Time, if the board of directors requests in writing the resignation of the former Class B Director who was nominated by the Triggering Party, then each of the Avenue Parties, SVP Parties and Other Lenders has agreed to take all necessary actions to cause such director to resign or otherwise be removed from office as a director.

Each of the Avenue Parties and the SVP Parties agreed with one another to cooperate in facilitating the actions and rights in the Governance Agreement, including voting their Company common shares in favor of their respective Class B Director nominees. The Company agreed to cooperate in facilitating the actions and rights in the Governance Agreement, including providing the highest level of support for the election of the Class B Director nominees as it provides to any other individual standing for election as part of the Company's slate of directors.

Board Observer Rights. The parties to the Governance Agreement (each, an “Observer Shareholder”) each have the right to designate a board of directors observer until the first such time that it becomes known to the Company that an Observer Shareholder (together with its Permitted Transferees as defined in the agreement) ceases to hold beneficially or of record, and have the power to vote or direct the voting of, at least such Observer Shareholder’s Original Percentage Threshold. “Original Percentage Threshold” means, with respect to any Observer Shareholder, the lesser of (a) five percent (5%) of the issued and outstanding shares of the Company or (b) fifty percent (50%) of the shares of the Company such Observer Shareholder together with its Permitted Transferees collectively held, beneficially or of record, and had the power to vote or direct the voting of, at the close of business on the date of the Governance Agreement.

Additional Share Capital Authorization. Each of the Company, the Avenue Parties and the SVP Parties has agreed with one another that it will take all necessary actions to cause the Articles to be amended as promptly as practicable, following a request therefor by any of the Company, the Avenue Parties or the SVP Parties, to provide for the authority of the board of directors to increase the Company’s then current share capital once or more up to $1.0 million (represented by up to an aggregate of 100.0 million authorized shares) (such amount including the current share capital of the Company of $825,000) by the issue of new shares having the same rights as the existing shares, or without any such issue.

Waiver of Corporate Opportunity. The agreement contains a broad corporate opportunity waiver by the Company in favor of the shareholders party to the agreement and certain related persons as described in the agreement.

Confidential Information. The Class B Directors and Observers may, upon request of the party that designated them, share Company confidential information with the designating party, subject to the designating party entering into a confidentiality agreement with the Company.

The foregoing description of the Governance Agreement is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the Governance Agreement, which is incorporated by reference as an Exhibit to this annual report.

Registration Rights Agreement

The Company entered into a Registration Rights Agreement, dated as of November 19, 2018 with QP and the shareholders party to the Governance Agreement, with respect to the Registrable Securities (as defined in the Registration Rights Agreement). Pursuant to the agreement, the Company filed a registration statement, declared effective on December 26, 2018, and included in it the Registrable Securities of each holder who requested inclusion therein of some or all of such holder’s Registrable Securities. The shelf registration statement may be amended, among other things, under the circumstances specified in the agreement, to register Registrable Securities that were not previously included in the shelf registration statement and must be amended or replaced by an automatic shelf registration statement if and after the Company becomes eligible to use one. The Company will use its reasonable best efforts to keep the shelf registration statement continuously effective. The agreement also contains provisions permitting underwritten shelf resale transactions with an anticipated aggregate offering price to the public of at least $150.0 million.

In addition, the agreement grants certain demand registration rights to parties beneficially owning at least 10% of the Company’s shares, provided that the anticipated aggregate offering price to the public is at least $150.0 million or at least 20% of the then-outstanding Registrable Securities (for the party exercising the demand registration right along with other holders entitled to have their shares registered along with the initiating holder). The agreement also contains customary “piggyback” registration rights if the Company proposes to file a registration statement with respect to an offering of its shares.

The agreement contains customary conditions, restrictions, suspension periods, blackout periods and ancillary requirements and customary indemnification and contribution provisions. The Company will generally pay all registration expenses other than underwriting fees, discounts, commissions, transfer taxes or similar taxes or charges. Upon the Company becoming aware that it fails to qualify as a foreign private issuer on the last business day of a second fiscal quarter, the Company must so notify the holders no later than 10 business days thereafter. The agreement terminates with respect to any holder when the holder ceases to hold Registrable Securities (except with respect to certain indemnification and information rights).

The foregoing description of the Registration Rights Agreement is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the Registration Rights Agreement, which is incorporated by reference as an Exhibit to this annual report.

C. MATERIAL CONTRACTS

We have no material contracts other than those entered into in the ordinary course of business, the Governance Agreement, the Registration Rights Agreement and those described in our description of indebtedness. See Note 8 to our consolidated financial statements in this annual report for a more detailed description of the terms of our debt financings.  For a description of the Governance Agreement and Registration Rights Agreement, see Item 10.B. “Additional Information – Memorandum and Articles of Association.”

D. EXCHANGE CONTROLS

There are no legislative or other legal provisions currently in force in Luxembourg or arising under our Articles that restrict the payment of dividends or distributions to holders of our common shares not resident in Luxembourg, except for regulations restricting the remittance of dividends, distributions and other payments in compliance with

United Nations and European Union sanctions. There are no limitations, either under the laws of Luxembourg or in our Articles, on the right of non-Luxembourg nationals to hold or vote our common shares.

E. TAXATION

Luxembourg Tax Considerations

The following is a summary discussion of certain Luxembourg tax considerations that may be applicable to U.S. Holders (defined below) as a result of owning or disposing of our common shares. This does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any of our common shares and does not purport to include tax considerations that arise from rules of general application or that are generally assumed to be known to holders. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules.

It is not intended to be, nor should it be construed to be, legal or tax advice. The summary is not exhaustive, and we strongly encourage shareholders to consult their own tax advisors as to the Luxembourg tax consequences of the ownership and disposition of our common shares. The summary applies only to U.S. Holders who will own our common shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired their common shares in the capital of our common shares by virtue of an office or employment.

This discussion is based on the laws of the Grand-Duchy of Luxembourg, including the Income Tax Act of December 4, 1967, as amended, the Municipal Business Tax Act of December 1, 1936, as amended, and the Net Wealth Tax Act of October 16, 1934, as amended (Vermögenssteuergesetz), and the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz) (the “Valuation Law”), to which we jointly refer to as the laws of the Grand-Duchy of Luxembourg, including the regulations promulgated thereunder, and published judicial decisions and administrative pronouncements, each as in effect on the date of this prospectus or with a known future effective date and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). However, there can be no assurance that the Luxembourg tax authorities will not challenge any of the Luxembourg tax considerations described below; in particular, changes in law and/or administrative practice, as well as changes in relevant facts and circumstances, may alter the tax considerations described below. Prospective investors are encouraged to consult their own professional advisors as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

For purposes of this summary, a “U.S. Holder” means any investor in our common shares who is a United States (“U.S.”) resident within the meaning of Article 4 of the double tax treaty of 3 April 1996 concluded between Luxembourg and the United States (the “Treaty”) and the Company is a Luxembourg resident within the meaning of Article 4 of the Treaty and entitled to all the benefits of the Treaty pursuant to Article 24 of the Treaty.

Tax Regime Applicable to Realized Capital Gains

U.S. Holders will be subject to the following Luxembourg tax treatment in relation to capital gains in the cases described below (among others):

•

An individual who is a U.S. Holder of common shares (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which the common shares are attributable) will not be subject to Luxembourg taxation on capital gains arising upon disposal of such common shares pursuant to Article 14(5) of the Treaty.

•

A corporate U.S. Holder, which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which our common shares are attributable, will be required to recognize capital gains (or losses as the case may be) on the sale of such common shares, which will be subject to Luxembourg corporate income tax and municipal business tax. However, gains realized on the sale of the common shares may benefit under certain conditions from the exemption provided for by Article 166 of the Luxembourg Income Tax and the Grand-Ducal Decree of December 21, 2001 (as amended) provided that at the time of the disposal of the common shares, among other things, (a) the corporate U.S. Holder (acting through its permanent representative or fixed place of business in Luxembourg) of common shares holds a stake representing at least 10% of our total share capital or a cost price of at least 6.0 million Euros (“€”) and

(b) such qualifying shareholding has been held for an uninterrupted period of at least 12 months or the corporate U.S. Holder (acting through its permanent representative or fixed place of business in Luxembourg) undertakes to continue to own such qualifying shareholding until such time as the corporate U.S. Holder (acting through its permanent representative or fixed place of business in Luxembourg) has held at least 10% our common shares for an uninterrupted period of at least 12 months. In certain circumstances, the exemption may not apply in part or in full; for example, the capital gains exemption (for gains arising on an alienation of the common shares) does not apply up to the aggregate amount of previously tax deducted expenses and write-offs related to these common shares.

•

A corporate U.S. Holder, which has no permanent establishment or a permanent representation in Luxembourg to which the common shares are attributable, will not be subject to Luxembourg taxation on capital gains arising upon disposal of such common shares pursuant to Article 14 (5) of the Treaty.

Tax Regime Applicable to Distributions

Luxembourg Withholding Tax. A Luxembourg withholding tax of 15% (17.65% if the dividend tax is not withheld from the shareholder) is due on dividends and similar distributions to U.S. Holders (subject to the exceptions discussed under “—Exemption from Luxembourg Withholding Tax” and “—Reduction of Luxembourg Withholding Tax” below). Absent an exception, we will be required to withhold at such rate from distributions to U.S. Holders and pay such withheld amounts to the Luxembourg tax authorities.

Exemption from Luxembourg Withholding Tax. Dividends and similar distributions paid to U.S. Holders may under certain conditions be exempt from Luxembourg dividend withholding tax including, among other things, if: (a) the U.S. Holder is a qualifying corporate entity holding a stake representing at least 10% of our total share capital or which acquired the common shares for at least €1.2 million (or its equivalent amount in a foreign currency); and (b) the U.S. Holder has either held this qualifying stake in our capital for an uninterrupted period of at least 12 months at the time of the payment of the dividend or undertakes to continue to own such qualifying shareholding until such time as it has held the common shares for an uninterrupted period of at least 12 months. Based on the above, the U.S. Holder will be a qualifying corporate entity for the exemption if it is a collective entity fully subject to a tax in the U.S. that corresponds to Luxembourg corporate income tax.

Under current Luxembourg tax law, payments to shareholders in relation to a reduction of share capital or share premium are not subject to Luxembourg dividend withholding tax if certain conditions are met, including, for example, the condition that we do not have distributable reserves or profits. If we have, at the time of the payment to U.S. Holders with respect to their common shares, distributable reserves or profits, a distribution of share capital or share premium will be recharacterized for Luxembourg tax purposes as a distribution of such reserves or earnings subject to withholding tax. Based on this treatment under Luxembourg law, if certain conditions are met, it can be expected that a substantial amount of potential future payments to be made by us to U.S. Holders may not be subject to Luxembourg withholding tax.

Reduction of Luxembourg Withholding Tax. Corporate U.S. Holders may claim application of a reduced Luxembourg dividend withholding tax at a rate of 5% under Article 10(2)(a)(i) of the Treaty, if such U.S. Holders beneficially own at least 10% of our voting stock without any minimum holding period.

Net Wealth Tax

Luxembourg net wealth tax will not be levied on a U.S. Holder with respect to the common shares unless the common shares are attributable to an enterprise or part thereof that is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg, in which case an exemption may apply based on Paragraph 60 of the Valuation Law.

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

The Luxembourg tax considerations summarized above are for general information only. Each Pacific Drilling S.A. shareholder is encouraged to consult his, her or its tax advisor as to the particular consequences that may apply to such shareholder.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common shares. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations thereunder, judicial authority and administrative interpretations, as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. There can be no assurance that the Internal Revenue Service (“IRS”) will take a similar view of such consequences, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of the common shares. This discussion is limited to beneficial owners that hold our common shares as “capital assets” (generally, property held for investment).

This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder based on its particular circumstances, and you are encouraged to consult your own independent tax advisor regarding your specific tax situation. For example, the discussion does not address the tax considerations that may be relevant to U.S. Holders (defined below) in special tax situations, such as:

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

You are a “U.S. Holder” if you are a beneficial owner of our common shares and you are, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the U.S. or any State thereof, including the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (a) if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of its substantial decisions or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

U.S. Holders

Passive Foreign Investment Company Rules; Generally. A U.S. Holder generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described below if we are, at any time during the U.S. Holder’s holding period with respect to our common shares, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. A U.S. Holder of a PFIC is also subject to special reporting requirements.

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

Based on our operations as of the date of this prospectus, we believe that we will not be a PFIC in the current taxable year and that we will not become a PFIC in any future taxable year. However, this involves a facts and circumstances analysis and it is possible that the IRS would not agree with this conclusion. Further, the determination of whether a corporation is a PFIC is made annually and thus may be subject to change. Therefore, we can give investors no assurance as to our PFIC status. U.S. Holders are encouraged to consult their own independent tax advisors about the PFIC rules, including the availability of certain elections and reporting requirements.

Our position that we will not be treated as a PFIC is premised on the conclusion that income from our drilling contracts should not constitute passive income for purposes of the relevant PFIC rules. However, this conclusion is not free from doubt. While there is legal authority supporting this conclusion, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the United States Court of Appeals for the Fifth Circuit (the “Fifth Circuit”) held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), that income derived from certain timechartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from our drilling contracts would be classified under such rules. If the reasoning of this case were extended to our drilling contracts in a PFIC context, the gross income we derive or are deemed to derive from such drilling contracts may be treated as rental income, and we could potentially be treated as a PFIC. In published (but non-precedential) guidance, the IRS has stated that it disagreed with the holding in Tidewater and specified that time charters similar to those at issue in the case should be treated as service contracts.

There is no legal authority under the PFIC rules addressing our specific method of operation, and any determination as to whether our method of operation and the composition of our assets generates nonpassive services income must be based on all applicable facts and circumstances. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our drilling operations. Thus, it is possible that the IRS or a court could disagree with this position.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder may be able to make a “mark-to-market” election with respect to our common shares, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such U.S. Holder’s common shares.

Passive Foreign Investment Company Rules; Taxation of U.S. Holders Making and Maintaining a Timely QEF Election. If a U.S. Holder makes and maintains a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that have been previously taxed can result in a corresponding reduction in the adjusted tax basis in the common shares and would not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale or other taxable disposition of our common shares, computed as discussed above using such Electing Holder’s tax basis in our shares, as adjusted. A U.S. Holder can make a QEF election with respect to any taxable year during which we are a PFIC by filing a valid IRS Form 8621 in accordance with the relevant instructions and related U.S. Treasury Regulations with such U.S. Holder’s U.S. federal income tax return for the taxable year, which requires access to certain information from us. If we were aware that we or any of our subsidiaries were to be treated as a PFIC for any taxable year, we may or may not provide each U.S. Holder with all necessary information in order to make the QEF election described above. If we were to be treated as a PFIC, a U.S. Holder would be treated as owning his proportionate share of stock in each of our subsidiaries which is treated as a PFIC and a separate QEF election would be necessary with respect to each subsidiary. It should be noted that we may not be able to provide such information if we did not become aware of our status as a PFIC in a timely manner.

Passive Foreign Investment Company Rules; Taxation of U.S. Holders Making a “Mark-to-Market” Election. Alternatively, if we were to be treated as a PFIC for any taxable year and our common shares are treated as “marketable stock” for purposes of these rules (i.e., because our common shares may be considered regularly traded on a national securities exchange registered with the SEC (including the NYSE) or other qualifying exchange or market in accordance with applicable U.S. Treasury Regulations), a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files a valid IRS Form 8621 in accordance with the relevant instructions and related U.S. Treasury Regulations. The “mark-to-market” election will not be available for any of our subsidiaries. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale or other taxable disposition of our common shares would be treated as ordinary income, and any loss realized on the sale or other taxable disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included as ordinary income by the U.S. Holder.

Passive Foreign Investment Company Rules; Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale or other taxable disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common shares;
•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit-sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. If a Non-Electing Holder who is an individual dies while owning our common shares, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such common shares.

U.S. Holders should consult their own tax adviser about the potential application of the PFIC rules to an investment in the common shares. The remainder of this discussion assumes that we will not be a PFIC for the current taxable year or for any future taxable year.

Taxation of Dividends. Any distributions made with respect to our common shares (including amounts withheld on account of foreign taxes) will, to the extent made from current or accumulated earnings and profits as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. To the extent that any distribution exceeds the amount of our current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares, and thereafter as capital gain. Such dividends generally would be treated as foreign-source income for U.S. foreign tax credit purposes.

Dividends (including amounts withheld on account of foreign taxes) paid with respect to our common shares generally will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder. A non-corporate U.S. Holder would be entitled to a preferential rate of U.S. federal income taxation (with the applicable rate based on the income and filing status of the U.S. Holder) with respect to any dividends paid on our common shares only if we are a “qualified foreign corporation.” We will be treated as a qualified foreign corporation if the common shares are readily tradable on an established securities market or if we are eligible for the benefits of a comprehensive income tax treaty with the U.S. If our common shares are traded on an established securities market (such as the NYSE) or Pacific Drilling S.A. is eligible for the benefits of a comprehensive income tax treaty with the U.S., we will be a qualified foreign corporation and therefore non-corporate U.S. Holders will be eligible for a preferential tax rate if the holders meet certain holding period and other requirements. The determination of whether we are a qualified foreign corporation will be made at the time of the dividend payment and will be made based on the facts and circumstances at that time. There is no guarantee that we will be treated as a qualified foreign corporation at the time of paying dividends and that dividends will be subject to preferential tax rates for non-corporate U.S. Holders. A preferential tax rate will not apply to amounts that the U.S. Holder takes into account as “investment income,” which may be offset by investment expense. Dividends on our common shares will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. You are encouraged to consult your independent tax advisor regarding qualification for a preferential rate on dividend income and the rules related to investment income.

Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, a Luxembourg withholding tax imposed on dividends described below under “—Luxembourg Tax Considerations—Tax Regime Applicable to Distributions—Luxembourg Withholding Tax” generally would be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The rules with respect to foreign tax credits are complex and U.S. Holders are encouraged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Capital Gains. Gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds before the deduction of any foreign tax) on the sale, exchange or other taxable disposition and such U.S. Holder’s adjusted tax basis in the common shares. The capital gains of a U.S. Holder that is an individual, estate or trust currently will be subject to a reduced rate of U.S. federal income tax (with the applicable rate based on the income and filing status of the U.S. Holder) if the holder’s holding period for the common shares exceeded one year as of the time of the disposition. The deductibility of capital losses is subject to certain limitations. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of shares that is subject to Luxembourg or other foreign income tax imposed on the gain, the U.S. Holder may not be able to benefit from the foreign tax credit for that foreign income tax (i.e., because gain on the disposition would be U.S. source). Alternatively, the U.S. Holder may take a deduction for the foreign income tax if such holder does not take a credit for any foreign income tax during the taxable year.

Reporting Requirements Regarding Foreign Financial Accounts. Certain U.S. Holders who are individuals and who hold “specified foreign financial assets” (as defined in section 6038D of the Code) with values in excess of certain dollar thresholds, as prescribed by applicable U.S. Treasury Regulations, are required to report such assets on IRS Form 8938 with their U.S. federal income tax returns. Specified foreign financial assets include stock of a non-U.S. corporation (such as our common shares) that is not held in an account maintained by a “financial institution” (as defined in section 1471(d)(5) of the Code). An individual who fails to timely furnish the required information may be subject to a penalty. Additionally, in the event a U.S. Holder does not file the required information, the statute of limitations may not close until three years after such information is filed. Under certain circumstances, an entity may be treated as an individual for purposes of the foregoing rules. Investors are urged to consult their tax advisor regarding these reporting requirements and any other reporting requirements that may be applicable to their particular circumstances.

Additional Medicare Tax on Net Investment Income. An additional 3.8% Medicare tax is imposed on the “net investment income” of certain U.S. citizens and resident aliens and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes dividends and certain net gain from the disposition of property, less certain deductions. Investors are encouraged to consult their independent tax advisors with respect to this additional tax.

Foreign Account Tax Compliance Act. Pursuant to the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax will be imposed on certain payments to U.S. Holders (or to certain foreign financial institutions, investment funds, and other non-U.S. persons receiving such payments on a U.S. Holder’s behalf) and certain non-U.S. financial institutions that fail to comply with certain information-reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect U.S. shareholders and/or U.S. accountholders. Amounts that a U.S. Holder receives could be subject to withholding under FATCA if such U.S. Holder holds the common shares through another person (e.g., a foreign bank or broker) that is subject to withholding under FATCA because it fails to comply with these requirements (even if such U.S. Holder would not otherwise have been subject to withholding).

To avoid becoming subject to FATCA withholding, we and other non-U.S. financial institutions may be required to report information to the IRS regarding the holders of our common shares and to withhold on a portion of payments under the common shares to certain holders that fail to comply with the relevant information reporting requirements (or the holders of the common shares directly or indirectly through certain non-compliant intermediaries).

Withholding under FATCA would not apply to payments made with respect to our common shares before January 1, 2019.

Prospective investors should consult their tax advisors regarding the potential impact of FATCA, the Luxembourg Intergovernmental Agreement and any non-U.S. legislation implementing FATCA on the investment in our common shares.

Non-U.S. Holders

Dividends. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends received on our common shares, unless the dividends are effectively connected with the holder’s conduct of a trade or business in the U.S. and, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment maintained by the holder in the U.S. or unless the holder is subject to backup withholding, as discussed below. Except to the extent otherwise provided under an applicable income tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on dividends that are effectively connected with the Holder’s conduct of a trade or business in the U.S. Effectively connected dividends received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate), subject to certain adjustments.

Taxation of Capital Gains. In general, a Non-U.S. Holder of common shares will not be subject to U.S. federal income or withholding tax with respect to any gain recognized on a sale, exchange or other taxable disposition of such common shares unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and if required by an applicable income tax treaty, is also attributable to a permanent establishment that the Non-U.S. Holder maintains in the U.S.), in which case, the Non-U.S. Holder will generally be subject to regular graduated rates in the same manner as a U.S. Holder, and if the Non-U.S. Holder is a corporation, may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments;

•

the Non-U.S. Holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the sale, exchange or other taxable disposition and meets certain other requirements, in which case the gain generally will be subject to a flat 30% tax that may be offset by U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the U.S.); or

•	the Non-U.S. Holder is subject to backup withholding, as discussed below.

Backup Withholding and Information Reporting. In general, dividends on common shares, and the proceeds of a sale, exchange or other disposition of common shares for cash, paid within the U.S. or through certain U.S. related financial intermediaries to a U.S. Holder or a Non-U.S. Holder are subject to information reporting to the IRS and may be subject to backup withholding unless the holder is an exempt recipient, is an exempt foreign person or, in the case of backup withholding, provides an accurate taxpayer identification number and certifies under penalty of perjury that the holder is a U.S. person and is not subject to backup withholding.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We file annual and special reports and other information with the SEC. The SEC maintains a website at www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, we post these documents on our website at www.pacificdrilling.com in the Investor Relations section.

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

Interest Rate Risk.  Following our emergence from bankruptcy on November 19, 2018, we have no variable interest debt as of December 31, 2018. The fair value of our fixed rate debt will fluctuate based on changes in market expectations for interest rates and perceptions of our credit risk.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

For information regarding amendments to our Articles and the Governance Agreement entered into in connection with our emergence from bankruptcy, see Item 10.B. “Additional Information – Memorandum and Articles of Association.”

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria for internal control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operating effectiveness of its internal control over financial reporting.

Management reviewed the results of its assessment with the Audit Committee of our board of directors. Based on this assessment, management has concluded that, as of December 31, 2018, our internal control over financial reporting was effective.

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

ITEM 16.   RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that David Weinstein, Chairman of the Audit Committee, is an independent Director as defined by the NYSE and is an audit committee financial expert as defined by the SEC. See Item 6.A, “Directors and Senior Management” for a description of Mr. Weinstein’s relevant experience.

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

	Years ended December 31,
	2018	2017
	(in thousands)
Audit fees(a)	$2,146	$935
Audit-related fees(b)	—	—
Tax fees(c)	—	—
All other fees(d)	—	—
Total	$2,146	$935

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

Under the policy, the Audit Committee pre-approves all audit services to be provided to the Company, whether provided by the principal auditors or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditors; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable rules and regulations. All services provided by the principal external auditors for the years ended December 31, 2018, 2017 and 2016 were approved by the Audit Committee pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				Total number of	Maximum number
				shares purchased	of shares that may
				as part of publicly	yet be purchased
Month in the year ended	Total number of		Average price paid	announced plans or	under the plans or
December 31, 2018	shares purchased		per share ($)	programs	programs
January	—		—	—	—
February	—		—	—	—
March	—		—	—	—
April	—		—	—	—
May	—		—	—	—
June	—		—	—	—
July	—		—	—	—
August	—		—	—	—
September	—		—	—	—
October	—		—	—	—
November	—		—	—	—
December	8,061	(1)	15.11	—	—
Total	8,061		15.11	—	—
(1)	Represents shares withheld to cover payroll taxes related to stock bonus awards granted in December 2018 by our board of directors to certain key employees.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.   FINANCIAL STATEMENTS

See Item 18 below.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below are filed as part of this annual report on Form 20-F:

ITEM 19.  EXHIBITS

Exhibit Number	Description
1.1*	Coordinated Articles of Association of Pacific Drilling S.A., dated December 20, 2018.
2.1

Governance Agreement by and among Pacific Drilling S.A. and certain shareholders party thereto dated as of November 19, 2018 (incorporated by reference to Exhibit 2.1 to the Company’s Report on Form 6-K filed November 20, 2018, File No. 001-35345).

2.2

Registration Rights Agreement dated as of November 19, 2018 by and among the Company and the shareholders party thereto (incorporated by reference to Exhibit 2.2 to the Company’s Report on Form 6-K filed November 20, 2018, File No. 001-35345).

2.3

Indenture, dated September 26, 2018, between Pacific Drilling First Lien Escrow Issuer Limited and Wilmington Trust, National Association as Trustee and Collateral Agent relating to the Company’s 8.375% First Lien Notes due 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed on September 28, 2018, File No. 001-35345).

2.4	Form of 8.375% First Lien Note due 2023 (incorporated by reference to Exhibit 1 to Appendix of Exhibit 99.1 of the Company’s Report on Form 6-K filed on September 28, 2018, File No. 001-35345).
2.5

First Supplemental Indenture, dated November 19, 2018, between Pacific Drilling S.A. and Wilmington Trust, National Association as Trustee and Collateral Agent relating to the Company’s 8.375% First Lien Notes due 2023 (incorporated by reference to Exhibit 2.3 to the Company’s Report on Form 6-K filed on November 20, 2018, File No. 001-35345).

2.6

Second Supplemental Indenture, dated November 19, 2018, between Pacific Drilling S.A., the Guarantors named therein and Wilmington Trust, National Association as Trustee and Collateral Agent relating to the Company’s 8.375% First Lien Notes due 2023 (incorporated by reference to Exhibit 2.4 to the Company’s Report on Form 6-K filed on November 20, 2018, File No. 001-35345).

2.7

Indenture, dated September 26, 2018, between Pacific Drilling Second Lien Escrow Issuer Limited and Wilmington Trust, National Association as Trustee and Junior Lien Collateral Agent relating to the Company’s 11.000% / 12.000% Second Lien PIK Notes due 2024 (incorporated by reference to Exhibit 99.3 to the Company’s Report on Form 6-K filed on September 28, 2018, File No. 001-35345).

2.8

Form of 11.000% / 12.000% Second Lien PIK Note due 2024 (incorporated by reference to Exhibit 1 to Appendix of Exhibit 99.3 of the Company’s Report on Form 6-K filed on September 28, 2018, File No. 001-35345).

2.9

First Supplemental Indenture, dated November 19, 2018, between Pacific Drilling S.A. and Wilmington Trust, National Association as Trustee and Junior Lien Collateral Agent relating to the Company’s 11.000% / 12.000% Second Lien PIK Notes due 2024 (incorporated by reference to Exhibit 2.5 to the Company’s Report on Form 6-K filed on November 20, 2018, File No. 001-35345).

2.10

Second Supplemental Indenture, dated November 19, 2018, between Pacific Drilling S.A., the Guarantors named therein and Wilmington Trust, National Association as Trustee and Junior Lien Collateral Agent relating to the Company’s 11.000% / 12.000% Second Lien PIK Notes due 2024 (incorporated by reference to Exhibit 2.6 to the Company’s Report on Form 6-K filed on November 20, 2018, File No. 001-35345).

2.11

Intercreditor Agreement, dated as of November 19, 2018, between Wilmington Trust, National Association, in its capacity as First Lien Collateral Agent, and Wilmington Trust, National Association, in its capacity as Junior Lien Collateral Agent, and acknowledged and agreed to by the Company and the Grantors named therein (incorporated by reference to Exhibit 2.7 to the Company’s Report on Form 6-K filed on November 20, 2018, File No. 001-35345).

4.1

Commitment Agreement (Equity), dated as of September 27, 2018, among Pacific Drilling S.A., the Commitment Parties party thereto, the Reserve Parties party thereto, and Quantum Pacific (Gibraltar) Limited (incorporated by reference to Exhibit 99.3 to the Company’s Report on Form 6-K filed on October 1, 2018, File No. 001-35345).

Exhibit Number	Description
4.2	Pacific Drilling S.A. 2018 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed on November 28, 2018, File No. 333-228582).
8.1*	Subsidiaries of Pacific Drilling S.A.
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1**	Certificate of Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
13.2**	Certificate of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
15.1*	Consent of Independent Registered Public Accounting Firm.
15.2

Modified Fourth Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates Pursuant to Chapter 11 of the Bankruptcy Code [Docket No. 746], dated October 31, 2018 (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed on November 5, 2018, File No. 001-35345).

15.3

Order Confirming the Debtors’ Modified Fourth Amended Joint Plan of Reorganization, as entered by the Bankruptcy Court on November 2, 2018 [Docket No. 746] (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed on November 5, 2018, File No. 001-35345).

15.4*

Amended Joint Plan of Liquidation/Reorganization for Pacific Drilling Services, Inc. and Pacific Drilling VIII Limited Pursuant to Chapter 11 of the Bankruptcy Code [Docket No. 30], dated as of January 22, 2019.

15.5*	Order Confirming the Debtors’ Amended Joint Plan of Liquidation/Reorganization, as entered by the Bankruptcy Court on January 30, 2019 [Docket No. 881].
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*     Filed herewith.

**   Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PACIFIC DRILLING S.A.

	By:	/s/ Bernie G. Wolford, Jr.
	Name:	Bernie G. Wolford, Jr.
	Title:	Chief Executive Officer
Date: March 12, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Pacific Drilling S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Pacific Drilling S.A. and subsidiaries (the Company) as of December 31, 2018 (Successor) and 2017 (Predecessor), the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the periods of November 20, 2018 to December 31, 2018 (Successor), January 1, 2018 to November 19, 2018 (Predecessor), and for the years ended December 31, 2017 and 2016 (Predecessor), and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 (Successor) and 2017 (Predecessor), and the results of its operations and its cash flows for the periods of November 20, 2018 to December 31, 2018 (Successor), January 1, 2018 to November 19, 2018 (Predecessor) and for the years ended December 31, 2017 and 2016 (Predecessor), in conformity with U.S. generally accepted accounting principles.

New Basis of Presentation

As discussed in Note 2 to the consolidated financial statements, on November 2, 2018, the United States Bankruptcy Court for the Southern District of New York entered an order confirming the Company’s plan for reorganization under Chapter 11, which became effective on November 19, 2018. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with Accounting Standards Codification 852-10, Reorganizations, for the Successor as a new entity with assets, liabilities and a capital structure having carrying amounts not comparable with prior periods as described in Note 3.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2008.

Houston, Texas
March 12, 2019

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except per share information)

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Years Ended December 31,
	December 31, 2018	November 19, 2018	2017	2016
Revenues
Contract drilling	$28,489	$236,379	$319,716	$769,472
Costs and expenses
Operating expenses	(19,744)	(189,606)	(244,089)	(290,038)
General and administrative expenses	(4,245)	(50,604)	(87,134)	(63,379)
Depreciation and amortization expense	(27,277)	(248,302)	(278,949)	(275,901)
	(51,266)	(488,512)	(610,172)	(629,318)
Operating income (loss)	(22,777)	(252,133)	(290,456)	140,154
Other income (expense)
Interest expense	(10,904)	(106,632)	(178,983)	(189,044)
Write-off of deferred financing costs	—	—	(30,846)	—
Gain on debt extinguishment	—	—	—	36,233
Reorganization items	(1,300)	(1,799,664)	(6,474)	—
Interest income	1,008	3,148	2,717	362
Equity earnings in unconsolidated subsidiaries	392	—	—	—
Expenses to unconsolidated subsidiaries, net	(1,198)	—	—	—
Other income (expense)	526	(1,904)	(8,261)	(2,755)
Loss before income taxes	(34,253)	(2,157,185)	(512,303)	(15,050)
Income tax (expense) benefit	6,769	2,308	(12,863)	(22,107)
Net loss	$(27,484)	$(2,154,877)	$(525,166)	$(37,157)
Loss per common share, basic	$(0.37)	$(100.89)	$(24.64)	$(1.76)
Weighted-average number of common shares, basic	75,010	21,359	21,315	21,167
Loss per common share, diluted	$(0.37)	$(100.89)	$(24.64)	$(1.76)
Weighted-average number of common shares, diluted	75,010	21,359	21,315	21,167

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Years Ended December 31,
	December 31, 2018	November 19, 2018	2017	2016
Net loss	$(27,484)	$(2,154,877)	$(525,166)	$(37,157)
Other comprehensive income (loss):
Unrealized loss on available-for-sale securities	—	—	(485)	—
Reclassification adjustment for other-than-temporary impairment on available-for-sale securities realized in net income	—	—	485	—
Unrecognized loss on derivative instruments	—	—	(565)	(6,290)
Reclassification adjustment for loss on derivative instruments realized in net income	—	643	5,265	8,798
Reclassification adjustment for loss on derivative instruments realized in property and equipment	—	—	—	1,789
Total other comprehensive income	—	643	4,700	4,297
Total comprehensive loss	$(27,484)	$(2,154,234)	$(520,466)	$(32,860)

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except par value)

	Successor	Predecessor
	December 31,	December 31,
	2018	2017
Assets:
Cash and cash equivalents	$367,577	$308,948
Restricted cash	21,498	8,500
Accounts receivable, net	40,549	40,909
Other receivable	28,000	—
Materials and supplies	40,429	87,332
Deferred costs, current	482	14,892
Prepaid expenses and other current assets	8,667	14,774
Total current assets	507,202	475,355
Property and equipment, net	1,915,172	4,652,001
Long-term receivable	—	202,575
Receivable from unconsolidated subsidiaries	204,790	—
Intangible asset	85,053	—
Investment in unconsolidated subsidiaries	11,876	—
Other assets	24,120	33,030
Total assets	$2,748,213	$5,362,961
Liabilities and shareholders’ equity:
Accounts payable	$14,941	$11,959
Accrued expenses	25,744	36,174
Accrued interest	16,576	6,088
Deferred revenue, current	—	23,966
Total current liabilities	57,261	78,187
Long-term debt, net of current maturities	1,039,335	—
Payable to unconsolidated subsidiaries	4,400	—
Deferred revenue	—	12,973
Other long-term liabilities	28,259	32,323
Total liabilities not subject to compromise	1,129,255	123,483
Liabilities subject to compromise	—	3,087,677
Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value per share, 82,500 and 5,000,000 shares authorized, 82,500 and 22,551 shares issued and 75,031 and 21,339 shares outstanding as of December 31, 2018 and December 31, 2017, respectively	750	213
Additional paid-in capital	1,645,692	2,366,464
Accumulated other comprehensive loss	—	(14,493)
Accumulated deficit	(27,484)	(200,383)
Total shareholders’ equity	1,618,958	2,151,801
Total liabilities and shareholders’ equity	$2,748,213	$5,362,961

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

(in thousands)

						Accumulated	Retained
			Additional			Other	Earnings/	Total
	Common Shares		Paid-In	Treasury Shares		Comprehensive	(Accumulated	Shareholders’
	Shares	Amount	Capital	Shares	Amount	Loss	Deficit)	Equity
Predecessor
Balance at January 1, 2016	21,121	$218	$2,383,387	2,156	$(30,000)	$(23,490)	$361,940	$2,692,055
Shares issued under share-based compensation plan	63	1	(90)	(63)	—	—	—	(89)
Cancellation of treasury shares	—	(7)	(29,993)	(726)	30,000	—	—	—
Share-based compensation	—	—	7,094	—	—	—	—	7,094
Other comprehensive income	—	—	—	—	—	4,297	—	4,297
Net loss	—	—	—	—	—	—	(37,157)	(37,157)
Balance at December 31, 2016	21,184	212	2,360,398	1,367	—	(19,193)	324,783	2,666,200
Shares issued under share-based compensation plan	155	1	(200)	(155)	—	—	—	(199)
Modification of unvested awards from equity to liability	—	—	(553)	—	—	—	—	(553)
Share-based compensation	—	—	6,819	—	—	—	—	6,819
Other comprehensive income	—	—	—	—	—	4,700	—	4,700
Net loss	—	—	—	—	—	—	(525,166)	(525,166)
Balance at December 31, 2017	21,339	213	2,366,464	1,212	—	(14,493)	(200,383)	2,151,801
Shares issued under share-based compensation plan	29	1	(5)	(29)	—	—	—	(4)
Share-based compensation	—	—	2,543	—	—	—	—	2,543
Other comprehensive income	—	—	—	—	—	643	—	643
Net loss	—	—	—	—	—	—	(2,154,877)	(2,154,877)
Balance at November 19, 2018 (Predecessor)	21,368	214	2,369,002	1,183	—	(13,850)	(2,355,260)	106
Reverse stock split	(21,366)	(214)	214	(1,183)	—	—	—	—
Elimination of Predecessor equity balances	—	—	(2,369,110)	—	—	13,850	2,355,260	—
Equity conversion	24,416	244	1,152,199	—	—	—	—	1,152,443
Equity offerings	50,582	506	492,914	—	—	—	—	493,420
Issuance of shares reserved for share-based compensation plan	—	—	—	7,500	—	—	—	—
Balance at November 20, 2018 (Successor)	75,000	750	1,645,219	7,500	—	—	—	1,645,969
Successor
Shares issued under share-based compensation plan	31	—	(126)	(31)	—	—	—	(126)
Share-based compensation	—	—	599	—	—	—	—	599
Net loss	—	—	—	—	—	—	(27,484)	(27,484)
Balance at December 31, 2018 (Successor)	75,031	$750	$1,645,692	7,469	$—	$—	$(27,484)	$1,618,958

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Years Ended December 31,
	December 31, 2018	November 19, 2018	2017	2016
Cash flow from operating activities:
Net loss	$(27,484)	$(2,154,877)	$(525,166)	$(37,157)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	27,277	248,302	278,949	275,901
Amortization of deferred revenue	—	(20,212)	(46,829)	(67,053)
Amortization of deferred costs	128	13,882	11,689	13,945
Amortization of deferred financing costs	—	1,639	24,889	18,786
Amortization of debt premium, net	(38)	—	940	1,279
Interest paid-in-kind	3,732	4,933	—	—
Write-off of deferred financing costs	—	—	30,846	—
Deferred income taxes	(6,507)	4,103	7,409	15,494
Share-based compensation expense	599	2,543	6,819	7,094
Gain on debt extinguishment	—	—	—	(36,233)
Other-than-temporary impairment of available-for-sale securities	—	—	6,829	—
Reorganization items	—	1,746,764	5,315	—
Changes in operating assets and liabilities:
Accounts receivable	(11,670)	12,028	53,713	73,428
Materials and supplies	(122)	3,532	6,187	2,564
Prepaid expenses and other assets	(11,177)	(32,962)	(20,457)	(29,276)
Accounts payable and accrued expenses	(16,490)	(10,096)	38,214	(24,843)
Deferred revenue	—	(481)	5,780	35,175
Net cash provided by (used in) operating activities	(41,752)	(180,902)	(114,873)	249,104
Cash flow from investing activities:
Capital expenditures	(2,697)	(18,624)	(36,645)	(52,625)
Deconsolidation of Zonda Debtors	—	(4,910)	—	—
Purchase of available-for-sale securities	—	—	(6,000)	—
Net cash used in investing activities	(2,697)	(23,534)	(42,645)	(52,625)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	(126)	(4)	(199)	(89)
Proceeds from debtor-in-possession financing	—	50,000	—	—
Payments for debtor-in-possession financing	—	(50,000)	—	—
Proceeds from long-term debt	—	1,000,000	—	450,000
Payments on long-term debt	—	(1,136,478)	(146,473)	(110,832)
Proceeds from equity offerings	—	500,000	—	—
Payments for financing costs	(13,525)	(29,355)	(4,530)	(25,423)
Net cash provided by (used in) financing activities	(13,651)	334,163	(151,202)	313,656
Increase (decrease) in cash and cash equivalents	(58,100)	129,727	(308,720)	510,135
Cash, cash equivalents and restricted cash, beginning of period	447,175	317,448	626,168	116,033
Cash, cash equivalents and restricted cash, end of period	$389,075	$447,175	$317,448	$626,168

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

Note 2—Emergence from Bankruptcy Proceedings

By order entered on November 2, 2018, the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) confirmed the Company’s Modified Fourth Amended Joint Plan of  Reorganization, dated October 31, 2018 (the “Plan”) that had been filed with the Bankruptcy Court in connection with the filing by the Company and certain of its subsidiaries (the “Initial Debtors”) of petitions (the “Bankruptcy Petitions”) on November 12, 2017 (the “Petition Date”) with the Bankruptcy Court seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). On November 19, 2018 (the “Plan Effective Date”), the Company and the Initial Debtors other than the Zonda Debtors (described below) (the “Debtors”) emerged from bankruptcy after successfully completing their reorganization pursuant to the Plan. The Company’s two subsidiaries involved in the arbitration with Samsung Heavy Industries Co. Ltd. (“SHI”) related to the Pacific Zonda, Pacific Drilling VIII Limited and Pacific Drilling Services, Inc. (together, the “Zonda Debtors”), filed a separate plan of reorganization that was confirmed by order of the Bankruptcy Court on January 30, 2019 and are not Debtors under the Plan.

During the bankruptcy proceedings, the Debtors operated as “debtors-in-possession” in accordance with applicable provisions of the Bankruptcy Code.

Upon emergence of the Company from bankruptcy on November 19, 2018 in accordance with the Plan:

•	The Company’s pre-petition 2013 Revolving Credit Facility and SSCF (both as defined below in Note 8), and post-petition debtor-in-possession financing were repaid in full;
•

Holders of the Company’s Term Loan B, 2017 Notes and 2020 Notes (each term as defined below in Note 8) received an aggregate of 24,416,442 common shares (or, approximately 32.6% of the outstanding shares) in exchange for their claims;

•

The Company issued an aggregate of 44,174,136 common shares (or, approximately 58.9% of the outstanding shares) to holders of Term Loan B, 2017 Notes and 2020 Notes who subscribed in the Company’s $460.0 million equity rights offering;

•	The Company issued 3,841,229 common shares (or, approximately 5.1% of the outstanding shares) to Quantum Pacific Gibraltar Limited (“QP”) in a $40.0 million private placement;
•

The Company issued 2,566,056 common shares (or, approximately 3.4% of the outstanding shares) to members of an ad hoc group of holders of the Term Loan B, 2017 Notes and 2020 Notes (the “Ad Hoc Group”) in payment of their fee for backstopping the equity rights offering;

•

The Company issued approximately 7.5 million common shares to Pacific Drilling Administrator Limited, a wholly owned subsidiary of the Company that serves as administrator of the Company’s 2018 Omnibus Stock Incentive Plan (the “2018 Stock Plan”), adopted by the board of directors, and which shares were reserved for issuance under the 2018 Stock Plan;

•

Existing holders of the Company’s common shares received no recovery and were diluted by the issuances of common shares under the Plan such that they held in the aggregate less than 0.003% of the Company’s common shares outstanding upon emergence from bankruptcy; and

•	The undisputed claims of other unsecured creditors such as clients, employees and vendors, will be paid in full in the ordinary course of business.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

On the Plan Effective Date, as a result of the issuances of common shares described above, the Company had issued and outstanding 75.0 million common shares, and 7.5 million shares reserved for issuance pursuant to the 2018 Stock Plan.

In addition, pursuant to the Plan, on September 26, 2018 bankruptcy-remote subsidiaries of the Company issued, and on November 19, 2018 such subsidiaries merged with the Company and the Company assumed (the “Notes Assumption”):

•	$750.0 million in aggregate principal amount of 8.375% First Lien Notes due 2023, secured by first-priority liens on substantially all assets of the Debtors (the “First Lien Notes”); and
•

$273.6 million in aggregate principal amount of 11.0% / 12.0% Second Lien PIK Notes due 2024, secured by second-priority liens on substantially all assets of the Debtors (the “Second Lien PIK Notes”). Approximately $23.6 million aggregate principal amount was issued as a commitment fee to the Ad Hoc Group for their agreement to backstop the issuance of the Second Lien PIK Notes.

Concurrent with the Notes Assumption, all of the Company’s subsidiaries other than the Zonda Debtors, certain immaterial subsidiaries and Pacific International Drilling West Africa Limited (“PIDWAL,” a Nigerian limited liability company indirectly 49% owned by the Company) guaranteed on a senior secured basis the First Lien Notes and Second Lien PIK Notes. It is expected that the Zonda Debtors will guarantee the First Lien Notes and Second Lien PIK Notes upon their emergence from bankruptcy pursuant to their separate plan of reorganization after the successful resolution of the arbitration proceeding involving the Pacific Zonda. See Note 17 for further discussion. If the Company is unsuccessful in the arbitration, the Company expects to liquidate the Zonda Debtors and the Zonda Debtors would not guarantee the First Lien Notes and Second Lien PIK Notes.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

We have segregated liabilities and obligations whose treatment and satisfaction were dependent on the outcome of the Chapter 11 proceedings and have classified these items as liabilities subject to compromise on our consolidated balance sheets. The components of liabilities subject to compromise are as follows:

	Successor	Predecessor
	December 31, 2018	December 31, 2017
(in thousands)
2017 Senior Secured Notes	$—	$439,364
2018 Senior Secured Term Loan B	—	718,125
2013 Revolving Credit Facility	—	475,000
Senior Secured Credit Facility	—	661,478
2020 Senior Secured Notes	—	750,000
Accrued interest	—	39,618
Accounts payable and other estimated allowed claims	—	4,092
Total liabilities subject to compromise	$—	$3,087,677

See Note 8 for further discussion.

In addition, we have classified all income, expenses, gains or losses that were incurred or realized as a result of the Chapter 11 proceedings as reorganization items in our consolidated statements of operations. The components of reorganization items are as follows:

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Year Ended
	December 31, 2018	November 19, 2018	December 31, 2017
(in thousands)
Professional fees	$1,300	$82,787	$6,447
Gain on the settlement of liabilities subject to compromise	—	(794,218)	—
Discharge of claims upon emergence from bankruptcy	—	(80)	—
Revision of estimated claims	—	—	27
Escrow interest income	—	(2,940)	—
Fresh start accounting adjustments	—	2,514,115	—
Total reorganization items	$1,300	$1,799,664	$6,474

Note 3—Fresh Start Accounting

Fresh Start Accounting

Upon the Company’s emergence from Chapter 11 bankruptcy, we adopted fresh start accounting (“Fresh Start Accounting”) in accordance with the provisions of Accounting Standards Codification (“ASC”) 852, Reorganizations, (“ASC 852”) issued by the Financial Accounting Standards Board (“FASB”), which resulted in the Company becoming a new entity for financial reporting purposes. In accordance with ASC 852, the Company was required to adopt Fresh Start Accounting upon its emergence from Chapter 11 because (i) the holders of the then existing common shares of the Predecessor received less than 50% of the new common shares of the Successor outstanding upon emergence and (ii) the reorganization value of the Company’s assets immediately prior to confirmation of the Plan was less than the total of all postpetition liabilities and allowed claims.

Upon adoption of Fresh Start Accounting, the reorganization value derived from the enterprise value as disclosed in the Plan was allocated to the Company’s assets and liabilities based on their fair values (except for deferred income taxes) in accordance with ASC 805, Business Combinations. The amount of deferred income taxes recorded was determined in accordance with ASC 740, Income Taxes.

The Plan Effective Date fair values of the Company’s assets and liabilities differed materially from their recorded values as reflected on the historical balance sheet. The effects of the Plan and the application of Fresh Start Accounting

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

were reflected on the consolidated balance sheet as of November 19, 2018 and the related adjustments thereto were recorded in the consolidated statements of operations for the period January 1, 2018 through November 19, 2018.

As a result of the adoption of Fresh Start Accounting and the effects of the implementation of the Plan, the Company’s consolidated financial statements subsequent to November 19, 2018, are not comparable to its consolidated financial statements on and prior to November 19, 2018. References to “Successor” relate to the financial position and results of operations of the reorganized Company as of and subsequent to November 19, 2018. References to “Predecessor” relate to the financial position of the Company prior to, and results of operations through and including, November 19, 2018.

The Company’s consolidated financial statements and related footnotes are presented with a “black line” division, which delineates the lack of comparability between amounts presented after November 19, 2018 and amounts presented on or prior to November 19, 2018. The Company’s financial results for future periods following the application of Fresh Start Accounting will be different from historical trends and the differences may be material.

Reorganization Value

Under ASC 852, the Successor determined a value to be assigned to the equity of the emerging entity as of the date of adoption of Fresh Start Accounting. The Plan confirmed by the Bankruptcy Court estimated a range of enterprise values between $1,650 million and $2,500 million, with a midpoint of $2,075 million plus the fair value of assets associated with the arbitration with SHI related to the Pacific Zonda. The Company deemed it appropriate to use the midpoint between the low end and high end of the range to determine the final enterprise value of $2,075 million plus the estimated fair value of the assets associated with the arbitration with SHI of $204.7 million for Fresh Start Accounting.

The following table reconciles the enterprise value to the estimated fair value of our Successor common shares as of the Plan Effective Date (in thousands):

Enterprise value	$2,075,000
Plus: Cash and cash equivalents (excludes funds held in professional fee escrow of $50.2 million)	401,910
Plus: Estimated fair value of the assets associated with the Zonda Arbitration	204,700
Less: Fair value of debt	(1,035,641)
Fair value of Successor common shares	$1,645,969

The following table reconciles the enterprise value to the reorganization value of the Successor’s assets to be allocated to the Company’s individual assets as of the Plan Effective Date (in thousands):

Enterprise value	$2,075,000
Plus: Cash and cash equivalents (excludes funds held in professional fee escrow of $50.2 million)	401,910
Plus: Estimated fair value of the assets associated with the Zonda Arbitration	204,700
Plus: Current liabilities	83,663
Plus: Non-current liabilities excluding long-term debt	29,266
Reorganization value of Successor’s assets to be allocated	$2,794,539

With the assistance of financial advisors, we determined the enterprise and corresponding equity value of the Successor using various valuation methods, including: (i) a calculation of the present value of future cash flows based on our financial projections, and (ii) a peer group trading analysis with peer values evaluated on a dollar value per drillship basis. The enterprise value and corresponding equity value are dependent upon achieving the future financial results set forth in our valuations, as well as the realization of certain other assumptions. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, the financial projections, the enterprise value and equity value projections, are inherently subject to significant uncertainties and the resolution of contingencies beyond our control. Accordingly, we cannot assure you that the estimates, assumptions, valuations or financial projections will be realized, and actual results could vary materially.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Valuation Process

The fair values of the Company’s principal assets, drillships and related equipment, were estimated with the assistance of third party valuation advisors.  The reorganization value was allocated to the Company’s individual assets and liabilities based on their fair values as described further as follows:

Drillships and related equipment

The fair value of the drillships and related equipment was determined using a combination of the discounted cash flow method (income approach), that we discounted at a rate of approximately 14%, and the cost approach. The income approach was utilized to estimate the fair value of drillships that generated positive returns on projected cash flows over the remaining economic useful life of the drillships and compared to the fair value utilizing the cost approach, adjusted as needed for asset type, age, physical deterioration and obsolescence.

Materials and Supplies

The fair value of the materials and supplies were determined by the direct and indirect cost approaches. They were analyzed on a line-by-line basis and each asset was adjusted for age, physical depreciation and obsolescence.

Intangible Asset

We applied the income approach to estimate the value of the client-related intangible asset of our drilling contracts. We determined the value by comparing the contractual day rates to the estimated comparable market day rates, and applying a discount rate of 2.9% to the amounts by which contractual revenue exceeded market. The discount rate reflects the corresponding credit rating of the customer related to the contract and the remaining term.

Assets associated with the Zonda Arbitration

We applied a probability weighted approach to estimate the value of assets associated with the Zonda Arbitration, which was presented within receivable from unconsolidated subsidiaries upon the deconsolidation of the Zonda Debtors. The analysis included estimating probabilities of success for the various outcomes and expected cash flows associated with each outcome. The probability weighted cash flows were discounted to the balance sheet date using market data. The analysis utilized certain unobservable inputs that require significant judgment for which there is little or no market data, which represent Level 3 fair value measurements. These included, but were not limited to, probability and timing of successfully recovering the advance payments and purchased equipment. See Note 7.

Long-term Debt

The fair value of the debt was estimated using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.

See below under “Fresh Start Adjustments” for additional information regarding assumptions used in the valuation of the Company’s various other significant assets and liabilities.

Consolidated Balance Sheet

The adjustments included in the following fresh start consolidated balance sheet reflect the effects of the transactions contemplated by the Plan and executed by the Company on the Plan Effective Date (reflected in the column “Reorganization Adjustments”), the deconsolidation of Zonda Debtors (reflected in the column “Deconsolidation of Zonda Debtors”) and fair value and other required accounting adjustments resulting from the adoption of Fresh Start Accounting (reflected in the column “Fresh Start Adjustments”). The explanatory notes provide additional information with regard to the adjustments recorded, the methods used to determine the fair values and significant assumptions.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

	As of November 19, 2018
	Predecessor	Reorganization Adjustments (1)		Deconsolidation of Zonda Debtors (14)	Fresh Start Accounting Adjustments		Successor
Assets:
Cash and cash equivalents	$154,238	$239,172	(2)	$(4,910)	$—		$388,500
Restricted cash	1,034,470	(975,795)	(3)	—	—		58,675
Accounts receivable, net	28,881	—		(2)	—		28,879
Other receivable	28,000	—		—	—		28,000
Materials and supplies	83,800	—		—	(43,493)	(15)	40,307
Deferred costs, current	11,371	—		—	(11,371)	(16)	—
Prepaid expenses and other current assets	13,281	(958)	(4)	(815)	(693)	(17)	10,815
Total current assets	1,354,041	(737,581)		(5,727)	(55,557)		555,176
Property and equipment, net	4,422,709	—		(68,102)	(2,434,133)	(18)	1,920,474
Long-term receivable	202,575	—		(202,575)	—		—
Receivable from unconsolidated subsidiaries	—	—		262,925	(58,135)	(19)	204,790
Intangible asset	—	—		—	100,000	(20)	100,000
Investment in unconsolidated subsidiaries	—	—		5,774	(742)	(19)	5,032
Other assets	27,279	(1,356)	(5)	(1,845)	(15,011)	(21)	9,067
Total assets	$6,006,604	$(738,937)		$(9,550)	$(2,463,578)		$2,794,539
Liabilities and shareholders’ equity:
Accounts payable	$14,161	$1,247	(6)	$(3,261)	$—		$12,147
Accrued expenses	56,817	11,264	(7)	(5,987)	—		62,094
Debtor-in-possession financing	50,000	(50,000)	(2)	—	—		—
Accrued interest	45,770	(36,348)	(8)	—	—		9,422
Deferred revenue, current	16,246	—		—	(16,246)	(22)	—
Total current liabilities	182,994	(73,837)		(9,248)	(16,246)		83,663
Long-term debt	969,158	—		—	66,483	(23)	1,035,641
Payable to unconsolidated subsidiaries	—	—		1,725	—		1,725
Other long-term liabilities	30,253	1,782	(9)	(1,539)	(2,955)	(24)	27,541
Total liabilities not subject to compromise	1,182,405	(72,055)		(9,062)	47,282		1,148,570
Liabilities subject to compromise	3,084,874	(3,084,386)	(10)	(488)	—		—
Commitments and contingencies
Shareholders’ equity:
Common shares	214	536	(11)	—	—		750
Additional paid-in capital	2,368,232	1,646,097	(12)	—	(2,369,110)	(25)	1,645,219
Accumulated other comprehensive loss	(13,850)	—		—	13,850	(25)	—
Accumulated deficit	(615,271)	770,871	(13)	—	(155,600)	(25)	—
Total shareholders’ equity	1,739,325	2,417,504		—	(2,510,860)		1,645,969
Total liabilities and shareholders’ equity	$6,006,604	$(738,937)		$(9,550)	$(2,463,578)		$2,794,539

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Reorganization Adjustments

(1)

Represent amounts recorded as of the Plan Effective Date for the implementation of the Plan, including, among other items, settlement of the Predecessor’s liabilities subject to compromise, repayment of certain of the Predecessor’s debt, issuances of the Successor’s common shares, proceeds received from the Successor’s equity offerings and transfer of restricted cash for the issuance of the Successor’s debt.

(2)	Changes in cash and cash equivalents include the following (in thousands):

Transfer of restricted cash - escrow funds from the issuance of the First Lien Notes	$767,578
Transfer of restricted cash - escrow funds from the issuance of the Second Lien PIK Notes	258,160
Proceeds from the equity offerings	500,000
Payment of 2013 Revolving Credit Facility	(475,000)
Payment of SSCF	(661,478)
Payment of debtor-in-possession financing (including $354 of accrued interest)	(50,354)
Payment of accrued interest on 2013 Revolving Credit Facility and SSCF	(35,994)
Funding of professional fee escrow	(50,175)
Payment of professional fees	(13,557)
Payment of bank fees	(8)
Net change in cash and cash equivalents	$239,172

(3)	Changes in restricted cash includes the following (in thousands):

Transfer of restricted cash - escrow funds from the issuance of the First Lien Notes	$(767,578)
Transfer of restricted cash - escrow funds from the issuance of the Second Lien PIK Notes	(258,160)
Funding of professional fee escrow	50,175
Payment of bank fees	(232)
Net change in restricted cash	$(975,795)

(4)	Reflects the elimination of prepaid directors and officers insurance policies related to the Predecessor.

(5)	Reflects the elimination of deferred tax asset related to the implementation of the Plan.

(6)	Reflects the reinstatement of liabilities subject to compromise to be paid.

(7)	Changes in accrued expenses includes the following (in thousands):

Accrual of professional fees	$9,450
Accrual of equity issuance costs	6,580
Accrual of other fees	1,593
Payment of professional fees	(6,342)
Reduction in income taxes related to the implementation of the Plan	(17)
Net change in accrued expenses	$11,264

(8)	Reflects the payment of accrued interest (in thousands):

Payment of accrued interest on 2013 Revolving Credit Facility and SSCF	$(35,994)
Payment of accrued interest on debtor-in-possession financing	(354)
Net change in accrued interest	$(36,348)

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

(9)	Reflects the recognition of a deferred tax liability related to the implementation of the Plan.

(10)	Liabilities subject to compromise settled in accordance with the Plan and the resulting gain were determined as follows (in thousands):

Liabilities subject to compromise	$3,084,874
Less liabilities subject to compromise related to unconsolidated subsidiaries remaining in bankruptcy	(488)
Payment of 2013 Revolving Credit Facility	(475,000)
Payment of SSCF	(661,478)
Reinstatement of claims that are expected to be paid	(1,247)
Issuance of Successor common shares to the holders of the 2017 Notes, Term Loan B and the 2020 Notes	(1,152,443)
Gain on settlement of liabilities subject to compromise	$794,218

(11)	The increase in common shares reflects (in thousands):

Issuance of Successor common shares to the holders of the 2017 Notes, Term Loan B and the 2020 Notes at par	$244
Equity offerings at par	506
Reduction of share capital for reverse stock split	(214)
Net change in common shares	$536

(12)	The increase in additional paid-in capital reflects (in thousands):

Issuance of Successor common shares to the holders of the 2017 Notes, Term Loan B and the 2020 Notes	$1,152,199
Equity offerings - additional paid-in capital	499,494
Reduction of share capital for reverse stock split	214
Cancellation of Predecessor share based compensation awards	770
Accrual of equity issuance costs	(6,580)
Net change in additional paid-in-capital	$1,646,097

(13)	The decrease in accumulated deficit reflects (in thousands):

Gain on settlement of liabilities subject to compromise	$794,218
Accrued professional fees	(9,450)
Accrued other fees	(1,593)
Elimination of prepaid directors and officers insurance policies related to the Predecessor	(958)
Cancellation of predecessor share based compensation awards	(770)
Professional and success fees paid on Plan Effective Date	(7,215)
Payment of bank fees	(240)
Elimination of deferred tax asset related to the implementation of the Plan	(1,356)
Recognition of a deferred tax liability related to the implementation of the Plan	(1,782)
Reduction in income tax related to the implementation of the Plan	17
Net change in accumulated deficit	$770,871

Deconsolidation of Zonda Debtors

(14)

Represents the deconsolidation of Zonda Debtors as of November 19, 2018.  The Zonda Debtors filed a separate plan of reorganization and did not emerge from bankruptcy on the Plan Effective Date. Therefore, the Zonda Debtors were deconsolidated as of November 19, 2018.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Fresh Start Adjustments

(15)	Reflects the fair value adjustment of $43.5 million to the Company's materials and supplies due to the adoption of Fresh Start Accounting.

(16)	Reflects the elimination of current deferred costs of $11.4 million due to the adoption of Fresh Start Accounting.

(17)	Reflects the fair value adjustment to the Company's prepaid fuel due to the adoption of Fresh Start Accounting.

(18)	Reflects the fair value adjustment to the Company's property and equipment, net due to the adoption of Fresh Start Accounting (in thousands):

	Successor	Predecessor
Drillships and related equipment	$1,919,791	$5,928,887
Other property and equipment	683	20,737
Total property and equipment	1,920,474	5,949,624
Accumulated depreciation	—	(1,526,915)
Property and equipment, net	$1,920,474	$4,422,709

(19)	Reflects fair value adjustment to receivable from unconsolidated subsidiaries due to asset revaluation of the Zonda Debtors.

(20)	Reflects the recognition of an asset for the fair value of the client-related intangible asset of our drilling contracts, where contract rates are in excess of current market rates.

(21)	Reflects the elimination of deferred costs of $15.1 million, offset by an increase in deferred tax balances of $0.1 million due to the adoption of Fresh Start Accounting.

(22)	Reflects the elimination of deferred revenue due to the adoption of Fresh Start Accounting.

(23)	Reflects the elimination of unamortized deferred financing costs $59.4 million and fair value adjustment of $7.1 million to the Company's debt due to the adoption of Fresh Start Accounting.

(24)	Represents the adjustment to deferred tax balances of $3.0 million as a result of adopting Fresh Start Accounting.

(25)	Reflects the cumulative impact of Fresh Start Accounting adjustments discussed above and the elimination of Predecessor accumulated other comprehensive loss and accumulated deficit.

Note 4—Significant Accounting Policies

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

We are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), with Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech owns 51% of PIDWAL and we own 49% of PIDWAL. Pacific Scirocco Ltd. (“PSL”) and Pacific Bora Ltd. (“PBL”), which own the Pacific Scirocco and Pacific Bora, respectively, are owned 49.9% by our wholly-owned subsidiary Pacific Drilling Limited (“PDL”) and 50.1% by Pacific Drillship Nigeria Limited (“PDNL”). PDNL is owned 0.1% by PDL and 99.9% by PIDWAL. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Likewise, PIDWAL will

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. PIDWAL and PDNL are variable interest entities for which we are the primary beneficiary. Accordingly, we consolidate all interests of PIDWAL and PDNL in our consolidated financial statements and no portion of their operating results is allocated to the noncontrolling interest. See Note 20.

Our consolidated financial statements as of December 31, 2018 and for the Successor period in 2018 exclude the Zonda Debtors, our wholly-owned subsidiaries, which filed a separate plan of reorganization. We account for our investment in the Zonda Debtors using the equity method of accounting.

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

Revenue from Contracts with Clients—We earn revenue primarily by (i) providing our drillship, work crews, related equipment, services and supplies necessary to operate the rig, (ii) delivering the rig by mobilizing to and demobilizing from the drill location and (iii) performing certain pre-operating activities, including rig preparation activities or equipment modifications required for the contract.

Dayrate Drilling Revenue. Our drilling contracts provide for payment on a dayrate basis, with higher rates for periods when the drillship is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the client are determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is attributed to the distinct hourly increment to which it relates within the contract term. Therefore, we record dayrate drilling revenue consistent with the contractual rate invoiced for the services provided during the respective period.

Mobilization/Demobilization Revenue. We may receive fees for the mobilization and demobilization of our rigs. These activities are not considered to be distinct within the context of the contract and therefore, the associated revenue is allocated to the overall performance obligation and recognized ratably over the initial term of the related drilling contract. We record a contract liability for mobilization fees received, which is amortized ratably to contract drilling revenue as services are rendered over the initial term of the related drilling contract. Demobilization revenue expected to be received upon contract completion is estimated as part of the overall transaction price at contract inception. We record demobilization revenue in earnings ratably over the initial term of the contract with an offset to an accretive contract asset.

Contract Preparation Revenue. Some of our drilling contracts require downtime before the start of the contract to prepare the rig to meet client requirements. At times, we may be compensated by the client for such work. These activities are not considered to be distinct within the context of the contract. We record a contract liability for contract preparation fees received, which is amortized ratably to contract drilling revenue over the initial term of the related drilling contract.

Capital Upgrade Revenue. From time to time, we may receive fees from our clients for capital improvements or upgrades to our rigs to meet contractual requirements. These activities are not considered to be distinct within the context of our contracts. We record a contract liability for such fees and recognize them ratably as contract drilling revenue over the initial term of the related drilling contract.

Revenues Related to Reimbursable Expenses. We generally receive reimbursements from our clients for the purchase of supplies, equipment, personnel services and other services provided at their request in accordance with a drilling contract or other agreement. Such reimbursable revenue is variable and subject to uncertainty, as the amounts received and timing thereof are highly dependent on factors outside of our control. Accordingly, reimbursable revenue is not included in the total transaction price until the uncertainty is resolved, which typically occurs when the related costs

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

are incurred on behalf of a client. We are generally considered a principal in such transactions.  Therefore, we record the associated revenue at the gross amount billed to the client in the period the corresponding goods and services are to be provided.

Cash and Cash Equivalents—Cash equivalents are highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash.

Restricted Cash—As of December 31, 2018 and 2017, our consolidated balance sheets included $8.5 million in restricted cash used as cash collateral under our treasury management services agreement with a financial institution. In addition, as of December 31, 2018, $13.0 million of our restricted cash balance were escrow funds remaining to settle professional fees incurred upon or prior to our emergence from our Chapter 11 proceedings.

Accounts Receivable—We record trade accounts receivable at the amount we invoice our clients. We provide an allowance for doubtful accounts, as necessary, based on a review of outstanding receivables, historical collection information and existing economic conditions. We do not generally require collateral or other security for receivables.

Other Receivable—As of December 31, 2018, other receivable on our consolidated balance sheets was $28.0 million of cash collateral held in the name of a financial institution as credit support for customs bonds issued in favor of a subsidiary of the Company.

Materials and Supplies—Materials and supplies held for consumption are carried at average cost if acquired after the adoption of Fresh Start Accounting or at fair value if already outstanding upon the adoption of Fresh Start Accounting. Materials and supplies balances were presented net of allowances for excess or obsolete materials and supplies of $0 and $11.1 million as of December 31, 2018 and 2017, respectively.

Property and Equipment—Upon the adoption of Fresh Start Accounting, high-specification drillships and other property and equipment consisting of purchased software systems, furniture, fixtures and other equipment are recorded at fair value. Capital expenditures made subsequent to the adoption of Fresh Start Accounting, including any major capital improvements, are recorded at cost. Ongoing maintenance, routine repairs and minor replacements are expensed as incurred.

Property and equipment are depreciated to their salvage value on a straight-line basis over the estimated useful lives of each class of assets. Our estimated useful lives of property and equipment are as follows:

Years
Drillships and related equipment (Successor)	8-32
Other property and equipment (Successor)	1-6
Drillships and related equipment (Predecessor)	15-35
Other property and equipment (Predecessor)	2-7

We review property and equipment for impairment when events or changes in circumstances indicate that the carrying amounts of our assets held and used may not be recoverable. Potential impairment indicators include steep declines in commodity prices and related market conditions, cold stacking of rigs or significant damage to the property and equipment that adversely affects the extent and manner of its use. We assess impairment using estimated undiscounted cash flows for the property and equipment being evaluated by applying assumptions regarding future operations, market conditions, dayrates, utilization and idle time. An impairment loss is recorded in the period if the carrying amount of the asset is not recoverable. During the Successor period in 2018 and the Predecessor periods in 2018, 2017 and 2016, there were no long-lived asset impairments.

Intangible Asset—We amortize our client-related intangible asset to depreciation and amortization expense within our consolidated statements of operations over its remaining drilling contract term on a straight-line basis.

Deferred Financing Costs—Deferred financing costs associated with long-term debt are carried at cost and are amortized to interest expense using the effective interest rate method over the term of the applicable long-term debt.

Foreign Currency Transactions—The consolidated financial statements are stated in U.S. dollars. We have designated the U.S. dollar as the functional currency for our foreign subsidiaries in international locations because we

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

contract with clients, purchase equipment and finance capital using the U.S. dollar. Transactions in other currencies have been translated into U.S. dollars at the rate of exchange on the transaction date. Any gain or loss arising from a change in exchange rates subsequent to the transaction date is included as an exchange gain or loss. Monetary assets and liabilities denominated in currencies other than U.S. dollars are reported at the rates of exchange prevailing at the end of the reporting period. During the Successor period in 2018, foreign exchange losses were $0.1 million and recorded in other expense in our consolidated statements of operations. During the Predecessor periods in 2018, 2017 and 2016, foreign exchange losses were $0.1 million, $0.7 million and $0.5 million, respectively, and recorded in other expense within our consolidated statements of operations.

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

Share-Based Compensation—The grant date fair value of share-based awards granted to employees is recognized as an employee compensation expense over the requisite service period on a straight-line basis. For share-based awards to be settled in cash, compensation expense is remeasured each period with a cumulative adjustment to compensation cost based on changes in our share price. The amount of compensation expense ultimately recognized is based on the number of awards that do meet the vesting conditions at the vesting date. For the Successor, any adjustments to the compensation cost recognized in our consolidated statement of operations for awards that are forfeited are recognized in the period in which the forfeitures occur. For the Predecessor, the amount of compensation expense recognized is adjusted to reflect the number of awards for which the related vesting conditions are expected to be met using estimated forfeitures.

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

For the Predecessor, other comprehensive income was released to earnings as the asset was depreciated over its useful life for interest rate hedges related to interest capitalized in the construction of fixed assets. For all other interest rate hedges, other comprehensive income was released to earnings as interest expense was accrued on the underlying debt.

Contingencies—We record liabilities for estimated loss contingencies when we believe a loss is probable and the amount of the probable loss can be reasonably estimated. Once established, we adjust the estimated contingency loss accrual for changes in facts and circumstances that alter our previous assumptions with respect to the likelihood or amount of loss. We recognize legal fees related to loss contingencies as incurred.

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

Reclassifications—Certain reclassifications of previously reported information have been made to conform to the current year presentation.

Recently Adopted Accounting Standards

Revenue from Contracts with Customers — In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASU Topic 605, Revenue Recognition. Under the new guidance, revenue is recognized when a client obtains control of promised goods or services and in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. We adopted ASU 2014-09 and its related amendments, or collectively, Topic 606, effective January 1, 2018 using the modified retrospective approach. Accordingly, we have applied the five-step method outlined in Topic 606 for determining when and how revenue is recognized for all contracts that were not completed as of the date of adoption. Revenues for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts have not been adjusted and continue to be reported under the previous revenue recognition guidance. For contracts that were modified before the effective date, we have considered the modification guidance within the new standard and determined that the revenue recognized and contract balances recorded prior to adoption for such contracts were not impacted. While Topic 606 requires additional disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with clients, its adoption did not have a material effect on our financial position, results of operations and cash flows. See Note 10.

Classification and Measurement of Financial Instruments — On January 25, 2016, the FASB issued ASU 2016-01, Financial Instruments — Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which requires all equity investments that do not result in consolidation and are not accounted for under the equity method to be measured at fair value through earnings, and eliminates the available-for-sale classification for equity securities with readily determinable fair values. The standard requires entities to record a cumulative-effect adjustment on their balance sheets as of the beginning of the fiscal year of adoption. We adopted the standard effective January 1, 2018 with no impact to our consolidated financial statements.

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

Scope of Modification Accounting for Stock Compensation — On May 10, 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718) — Scope of Modification Accounting, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. We adopted the standard effective January 1, 2018 with no impact to our consolidated financial statements.

Modification of Accounting for Hedging Activities — On August 28, 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815) — Targeted Improvements to Accounting for Hedging Activities, which eliminates

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

the requirement to separately measure and report hedge ineffectiveness and requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The new guidance also eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness. We adopted the standard effective January 1, 2018 with no impact to our consolidated financial statements.

Recently Issued Accounting Standards

Leases — On February 25, 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and liability for virtually all leases and updates previous accounting standards for lessors to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. The update, which permits early adoption, is effective for annual and interim periods beginning after December 15, 2018. We expect to adopt the standard using the modified retrospective approach. For transactions in which we are considered a lessee, we expect to recognize a lease liability and a right-of-use asset of approximately $7.0 million based on our portfolio of leases upon adoption. Additionally, we believe that our drilling contracts contain a lease component. On July 30, 2018, the FASB issued ASU 2018-11 to provide certain practical expedients, which allow a new transition method to apply the new lease requirements at the effective date using a cumulative catch-up approach and allow lessors to not separate lease and non-lease components when the non-lease component is the predominant element of the combined component. The lessor practical expedient is limited to circumstances in which the lease, if accounted for separately, would be classified as an operating lease under Topic 842. We believe the non-lease component of our drilling contracts is the predominant element and that the lease component, if accounted for separately, would be classified as an operating lease. Accordingly, we expect that all of our drilling contracts will qualify for, and we expect to elect, the practical expedient in ASU 2018-11 to account for the combined component as a single component under Topic 606. We do not expect our adoption to have a material impact on revenue recognition of current or prior periods as compared to previous guidance nor do we expect a material impact to our pattern of revenue recognition in future periods.

Measurement of Credit Losses on Financial Instruments — On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. The new model will apply to: (i) loans, accounts receivable, trade receivables, and other financial assets measured at amortized cost, (ii) loan commitments and certain other off-balance sheet credit exposures, (iii) debt securities and other financial assets measured at fair value through other comprehensive income and (iv) beneficial interests in securitized financial assets. This update is effective for annual and interim periods beginning after January 1, 2020. We are currently evaluating the effect the standard may have on our consolidated financial statements and related disclosures.

Changes to Fair Value Disclosure Requirements — On August 28, 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. Entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, but public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for annual and interim periods beginning after January 1, 2020, with early adoption permitted. We are currently evaluating the effect the standard may have on our consolidated financial statement disclosures.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Note 5—Property and Equipment

Property and equipment consists of the following:

	Successor	Predecessor
	December 31, 2018	December 31, 2017
(in thousands)
Drillships and related equipment	$1,926,773	$5,911,792
Other property and equipment	682	20,566
Property and equipment, cost	1,927,455	5,932,358
Accumulated depreciation	(12,283)	(1,280,357)
Property and equipment, net	$1,915,172	$4,652,001

During the Successor period in 2018 and the Predecessor periods in 2018, 2017 and 2016, depreciation expense was $12.3 million, $247.7 million, $278.2 million and $275.1 million, respectively.

Note 6—Intangible Asset

Intangible asset consists of the following:

	Successor	Predecessor
	December 31, 2018	December 31, 2017
(in thousands)
Client-related intangible asset	$100,000	$—
Accumulated amortization	(14,947)	—
Intangible asset, net	$85,053	$—

During the Successor period in 2018, amortization expense of intangible asset was $14.9 million, based on an amortization period of 0.8 year. As of December 31, 2018, the estimated 2019 amortization expense is $85.1 million.

Note 7—Receivable related to Zonda Arbitration

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

The Zonda Debtors owned $75.0 million in purchased equipment for the Pacific Zonda, a majority of which remains on board the Pacific Zonda subject to return to us by SHI.

On November 19, 2018, the Debtors emerged from bankruptcy after successfully completing their reorganization pursuant to the Plan. As of that date, we deconsolidated the Zonda Debtors, which filed a separate plan of reorganization and are not Debtors under the Plan. See Note 3.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

As a result of adopting Fresh Start Accounting,  we estimated the receivable related to the Zonda Arbitration at $204.7 million, included within receivable from unconsolidated subsidiaries on our consolidated balance sheet. As of December 31, 2017, the carrying amount of the receivable related to the advance payments and accrued interest was $202.6 million, presented as a long-term receivable, while the purchased equipment was included in our property and equipment, net on our consolidated balance sheet. See Note 17.

Note 8—Debt

Debt, net of debt premium (discount), consists of the following:

	Successor	Predecessor
	December 31, 2018	December 31, 2017
(in thousands)
Debt Obligations:
2017 Senior Secured Notes(b)(c)	$—	$439,364
2018 Senior Secured Term Loan B(b)(c)	—	718,125
2013 Revolving Credit Facility(a)(b)	—	475,000
Senior Secured Credit Facility(a)(b)	—	661,478
2020 Senior Secured Notes(b)(c)	—	750,000
First Lien Notes	747,400	—
Second Lien PIK Notes	291,935	—
Total debt	1,039,335	3,043,967
Less: liabilities subject to compromise	—	(3,043,967)
Total long-term debt	$1,039,335	$—

(a)	Repaid upon our emergence from our Chapter 11 proceedings.
(b)	Included in liabilities subject to compromise at December 31, 2017.
(c)	Exchanged for common shares upon our emergence from our Chapter 11 proceedings.

Pre-Petition Secured Debt

On November 12, 2017, the Debtors filed the Bankruptcy Petitions for relief under Chapter 11 of the Bankruptcy Code. Prior to the Petition Date, the Company had outstanding its 2017 Notes, Term Loan B, 2013 Revolving Credit Facility, SSCF and 2020 Notes (collectively, the “Pre-Petition Secured Debt”). For a description of the Pre-Petition Secured Debt, see below.

The filing of the Bankruptcy Petitions constituted an event of default with respect to the Pre-Petition Secured Debt. As a result, the corresponding Pre-Petition Debt became immediately due and payable and any efforts to enforce such payment obligations were automatically stayed as a result of the Chapter 11 proceedings. As of December 31, 2017, all debt was classified as liabilities subject to compromise on our consolidated balance sheets.

On November 19, 2018, the Company emerged from the Chapter 11 proceedings, and repaid in full the 2013 Revolving Credit Facility and SSCF, and issued common shares in satisfaction of the claims under the 2017 Notes, Term Loan B and 2020 Notes. As a result, the Pre-Petition Secured Debt is no longer outstanding.

First Lien Notes and Second Lien PIK Notes

In connection with its emergence from the Chapter 11 proceedings, the Company assumed all obligations under the $750.0 million First Lien Notes and the $273.6 million Second Lien PIK Notes.

First Lien Notes

On September 26, 2018, Pacific Drilling First Lien Escrow Issuer Limited (the “First Lien Escrow Issuer”), a private company limited by shares incorporated in the British Virgin Islands and wholly owned subsidiary of the Company, entered into an indenture (the “First Lien Notes Indenture”) with Wilmington Trust, National Association, as trustee (the “Trustee”) and collateral agent, relating to the issuance by the First Lien Escrow Issuer of $750.0 million aggregate principal amount of 8.375% First Lien Notes due 2023 (the “First Lien Notes”).

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

The First Lien Notes were sold in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and were offered and sold under Rule 144A of the Securities Act, and to non-U.S. persons in transactions outside the United States under Regulation S of the Securities Act. The First Lien Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

Upon the emergence of the Company from the Chapter 11 proceedings on November 19, 2018, the First Lien Escrow Issuer merged into the Company and the Company assumed all obligations of the First Lien Escrow Issuer under the First Lien Notes Indenture.

The First Lien Notes accrue interest at a rate of 8.375% per annum, payable semi-annually in arrears on April 1 and October 1 of each year beginning on April 1, 2019. The First Lien Notes will mature on October 1, 2023, unless earlier redeemed or repurchased.

The First Lien Notes are jointly and severally and fully and unconditionally guaranteed on a senior secured basis by all of the Company’s subsidiaries other than the Zonda Debtors, certain immaterial subsidiaries and PIDWAL. It is expected that the Zonda Debtors will guarantee the First Lien Notes and Second Lien PIK Notes upon their emergence from bankruptcy pursuant to their separate plan of reorganization after the successful resolution of the arbitration proceeding involving the Pacific Zonda.  See Note 17 for further discussion. If the Company is unsuccessful in the arbitration, the Company expects to liquidate the Zonda Debtors and the Zonda Debtors would not guarantee the First Lien Notes and Second Lien PIK Notes.

The First Lien Notes are secured by first-priority liens on substantially all assets of the Company and the guarantors (other than certain excluded property), including (i) vessels, (ii) books and records, (iii) certain deposit accounts and the amounts contained therein, (iv) assignments of proceeds of hull and machinery and loss of hire insurance, (v) assignments of earnings from drilling contracts, and (vi) equity interests owned by the Company and the guarantors, in each case, subject to certain exceptions, including that such first-priority liens will be subject to payment priority in favor of future holders, if any, of certain superpriority first lien debt of up to $50.0 million.

The First Lien Notes Indenture contains covenants limiting the ability of the Company, and any restricted subsidiary to, among other things, (i) incur or guarantee additional indebtedness and issue preferred stock, (ii) pay dividends on or redeem or repurchase capital stock, make certain investments, make certain payments on or with respect to subordinated and junior debt (including making cash interest or principal payments on the Second Lien PIK Notes (as defined below)), (iii) create or incur certain liens, (iv) impose restrictions on the ability of restricted subsidiaries to pay dividends, (v) merge or consolidate with other entities, (vi) enter into certain transactions with affiliates, (vii) impair the security interests in the collateral for the First Lien Notes, and (viii) engage in certain lines of business. These covenants are subject to a number of important exceptions and qualifications and certain of them will be suspended with respect to the First Lien Notes in the event that the First Lien Notes obtain an investment grade rating.

The Company may be required to offer to purchase the First Lien Notes at 101.0% percent of the principal amount thereof, plus accrued and unpaid interest, upon the occurrence of a Change of Control (as defined in the First Lien Notes Indenture), and at 100.0% of the principal amount, plus accrued and unpaid interest, under certain other circumstances. In addition, the Company will be required to offer to purchase First Lien Notes at 100.0% of the principal amount thereof, plus accrued and unpaid interest, with any cash proceeds from a settlement or award in connection with the arbitration relating to the Pacific Zonda with such offer to be for an aggregate principal amount of First Lien Notes equal to the lesser of (x) 50.0% of such cash proceeds and (y) $75.0 million.

At any time prior to October 1, 2020, (i) the Company may redeem the First Lien Notes, in whole or in part, at a redemption price equal to 100.0% of the principal amount thereof, plus a “make-whole” premium, (ii) the Company may redeem up to 35.0% of the original principal amount of the First Lien Notes with proceeds from certain equity offerings at a redemption price equal to 108.375% of the principal amount thereof, and (iii) not more than once in any twelve-month period, the Company may redeem up to 10.0% of the original principal amount of the First Lien Notes at a redemption price equal to 103.0% of the principal amount thereof, in each case plus accrued and unpaid interest.

At any time on or after October 1, 2020, the Company may redeem the First Lien Notes, in whole or in part, at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest,

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

during the twelve-month period beginning on October 1 of the years indicated: 2020 – 104.188%; 2021 – 102.094%; 2022 and thereafter – 100.000%.

The First Lien Notes Indenture contains customary events of default, including, among other things, (i) failure to make required payments; (ii) failure to comply with certain agreements or covenants; (iii) failure to pay certain other indebtedness; (iv) certain events of bankruptcy and insolvency; and (v) failure to pay certain judgments. An event of default under the First Lien Notes Indenture will allow either the Trustee or the holders of at least 25% in aggregate principal amount of the then-outstanding First Lien Notes to accelerate, or in certain cases will automatically cause the acceleration of, the amounts due under the First Lien Notes.

Intercreditor Agreement

The relationship between holders of First Lien Notes (and any future first lien debt), on the one hand, and Second Lien PIK Notes (and any future junior lien debt), on the other hand, is governed by an intercreditor agreement. Pursuant to the intercreditor agreement, the liens securing first lien debt are effectively senior in priority to the liens securing junior lien debt. If the Company incurs any future first lien debt, the relationship between holders of such debt and First Lien Notes will be governed by a collateral agency agreement. Such agreements will allow for payment priority in favor of holders of up to $50.0 million of future superpriority first lien debt.

Second Lien PIK Notes

On September 26, 2018, Pacific Drilling Second Lien Escrow Issuer Limited (the “Second Lien Escrow Issuer”), a private company limited by shares incorporated in the British Virgin Islands and wholly owned subsidiary of the Company, entered into an indenture (the “Second Lien PIK Notes Indenture”) with the Trustee, as trustee and junior lien collateral agent, relating to the issuance by the Second Lien Escrow Issuer of approximately $273.6 million aggregate principal amount of 11.0% / 12.0% Second Lien PIK Notes due 2024 (the “Second Lien PIK Notes”), of which (i) $250.0 million aggregate principal amount was issued pursuant to the Second Lien PIK Notes Offering (as defined below), and (ii) approximately $23.6 million aggregate principal amount was issued as a commitment fee to the Ad Hoc Group for their agreement to backstop the issuance of the Second Lien PIK Notes.

The Second Lien PIK Notes were sold in a private transaction exempt from the registration requirements of the Securities Act and were offered and sold under Rule 144A of the Securities Act, and to non-U.S. persons in transactions outside the United States under Regulation S of the Securities Act (the “Second Lien PIK Notes Offering”). The Second Lien PIK Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

Upon the emergence of the Company from the Chapter 11 proceedings on November 19, 2018, the Second Lien Escrow Issuer merged into the Company and the Company assumed all obligations of the Second Lien Escrow Issuer under the Second Lien PIK Notes Indenture.

For each interest period, interest is payable, at the option of the Company, (i) entirely in cash (“Cash Interest”), (ii) entirely through the issuance of additional Second Lien PIK Notes having the same terms and conditions as the Second Lien PIK Notes issued in the Second Lien PIK Notes Offering in a principal amount equal to the amount of interest then due and payable or by increasing the then outstanding aggregate principal amount of Second Lien PIK Notes (“PIK Interest”) or (iii) 50% as Cash Interest and 50% as PIK Interest. If the Company elects to pay interest for an interest period entirely in the form of Cash Interest, interest will accrue at a rate of 11.0% per annum for such interest period. If the Company elects to pay interest for an interest period entirely in the form of PIK Interest, interest will accrue at a rate of 12.0% per annum for such interest period. If the Company elects to pay 50% in Cash Interest and 50% in PIK Interest for an interest period, (i) interest in respect of the Cash Interest portion will accrue at 11.0% and (ii) interest in respect of the PIK Interest portion will accrue at 12.0% for such interest period.

Interest on the Second Lien PIK Notes will be payable semi-annually in arrears on April 1 and October 1 of each year beginning on April 1, 2019. The Second Lien PIK Notes will mature on April 1, 2024, unless earlier redeemed or repurchased.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

The Second Lien PIK Notes are jointly and severally and fully and unconditionally guaranteed on a senior secured basis by all of the Company’s subsidiaries that guarantee the Company’s First Lien Notes and are secured by second-priority liens on all of the assets of the Company and the guarantors that also serve as collateral for the Company’s First Lien Notes.

The Second Lien PIK Notes Indenture contains covenants limiting the ability of the Company, and any restricted subsidiary to, among other things, (i) incur or guarantee additional indebtedness and issue preferred stock, (ii) pay dividends on or redeem or repurchase capital stock, make certain investments, make certain payments on or with respect to subordinated and junior debt, (iii) create or incur certain liens, (iv) impose restrictions on the ability of restricted subsidiaries to pay dividends, (v) merge or consolidate with other entities, (vi) enter into certain transactions with affiliates, (vii) impair the security interests in the collateral for the Second Lien PIK Notes, and (viii) engage in certain lines of business. These covenants are subject to a number of important exceptions and qualifications and certain of them will be suspended with respect to the Second Lien PIK Notes in the event that the Second Lien PIK Notes obtain an investment grade rating.

The Company may be required to offer to purchase the Second Lien PIK Notes at 101.0% percent of the principal amount thereof, plus accrued and unpaid interest, upon the occurrence of a Change of Control (as defined in the Second Lien PIK Notes Indenture) (a “Change of Control Offer”), and at 100.0% of the principal amount, plus accrued and unpaid interest, under certain other circumstances. In addition, the Company will be required to offer to purchase Second Lien PIK Notes at 100.0% of the principal amount thereof, plus accrued and unpaid interest, with the cash proceeds, if any, from a settlement or award in connection with the arbitration with SHI related to the Pacific Zonda, with such offer to be for an aggregate principal amount of the Second Lien PIK Notes equal to the lesser of (x) 50.0% of such cash proceeds and (y) $75.0 million, provided, that if the Company is required to offer to purchase the First Lien Notes with such cash proceeds, the Company shall only be required to offer to purchase the Second Lien PIK Notes with the portion thereof that has been declined by the holders of First Lien Notes.

At any time prior to April 1, 2020, (i) the Company may redeem the Second Lien PIK Notes, in whole or in part, at a redemption price equal to 100.0% of the principal amount thereof, plus a “make-whole” premium, and (ii) the Company may redeem up to 35.0% of the original principal amount of the Second Lien PIK Notes with the proceeds from certain equity offerings at a redemption price equal to 112.0%, in each case plus accrued and unpaid interest.

At any time on or after April 1, 2020, the Company may redeem the Second Lien PIK Notes, in whole or in part, at the following redemption prices (expressed as a percentage of principal amount), plus any accrued and unpaid interest, during the six-month period beginning on the dates indicated below:

Date	Price
April 1, 2020	112.0%
October 1, 2020	109.0%
April 1, 2021	106.0%
October 1, 2021	103.0%
April 1, 2022 and thereafter	100.0%

At any time a Change of Control occurs, the Company may redeem all, but not less than all, of the Second Lien PIK Notes at the following redemption prices (expressed as a percentage of principal amount), plus any accrued and unpaid interest, during the six-month period beginning on the dates indicated below:

Date	Price
April 1, 2020	106.0%
October 1, 2020	109.0%
April 1, 2021	106.0%
October 1, 2021	103.0%
April 1, 2022 and thereafter	100.0%

If the Company exercises this Change of Control redemption right, it may elect not to make the Change of Control Offer described above.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

The Second Lien PIK Notes Indenture contains customary events of default, including, among other things, (i) failure to make required payments; (ii) failure to comply with certain agreements or covenants; (iii) failure to pay certain other indebtedness; (iv) certain events of bankruptcy and insolvency; and (v) failure to pay certain judgments. An event of default under the Second Lien PIK Notes Indenture will allow either the Trustee or the holders of at least 25.0% in aggregate principal amount of the then-outstanding Second Lien PIK Notes to accelerate, or in certain cases, will automatically cause the acceleration of, the amounts due under the Second Lien PIK Notes.

Description of Pre-Petition Secured Debt

2017 Senior Secured Notes

In November 2012, Pacific Drilling V Limited (“PDV”), an indirect, wholly-owned subsidiary of the Company, and the Company, as guarantor, completed a private placement of $500.0 million in aggregate principal amount of 7.25% senior secured notes due 2017 (the “2017 Notes”). The 2017 Notes bore interest at 7.25% per annum, payable semiannually on June 1 and December 1, with a scheduled maturity on December 1, 2017.

The 2017 Notes were secured by a first-priority security interest (subject to certain exceptions) in the Pacific Khamsin, and substantially all of the other assets of PDV, including an assignment of earnings and insurance proceeds related to the Pacific Khamsin.

During the year ended December 31, 2016, we repurchased $60.6 million of our 2017 Notes.

Effective November 19, 2018, we issued common shares in satisfaction of the 2017 Notes, and thus they are no longer outstanding.

Senior Secured Credit Facility

In February 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited (together, the “SSCF Borrowers”) and the Company, as guarantor, entered into a senior secured credit facility agreement, as amended and restated (the “SSCF”), to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem (the “SSCF Vessels”). The SSCF was primarily secured on a first priority basis by liens on the SSCF Vessels, and by an assignment of earnings and insurance proceeds relating thereto.

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

Borrowings under (A) the Commercial Tranche bore interest at London Interbank Offered Rate (“LIBOR”) plus a margin of 3.75%, (B) the EKN sub-tranche bore interest, at our option, at (i) LIBOR plus a margin of 1.5% (which margin could be reset on May 31, 2019) or (ii) at a Commercial Interest Reference Rate of 2.37% and (C) the bank sub-tranche bore interest at LIBOR plus a margin of 1.5%. Borrowings under both sub-tranches were also subject to a guarantee fee of 2% per annum. Interest was payable quarterly.

The Commercial Tranche had a scheduled maturity on May 31, 2019. Loans made with respect to the Pacific Sharav under the GIEK Tranche had a scheduled maturity on May 12, 2026. Loans made with respect to the Pacific Meltem under the GIEK Tranche had a scheduled maturity on November 24, 2026. The GIEK Tranche contained a put option exercisable if the Commercial Tranche was not refinanced or renewed on or before February 28, 2019 requiring each SSCF Borrower to prepay, in full, the portion of all outstanding loans that relate to the GIEK Tranche, on or before May 31, 2019, without any premium, penalty or fees of any kind. The SSCF required semiannual amortization payments of $39.9 million; however, we did not make these payments during the pendency of our Chapter 11 proceedings.

Effective November 19, 2018, pursuant to the Plan, we repaid the SSCF in full and thus it is no longer outstanding.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

2020 Senior Secured Notes

On June 3, 2013, we completed a $750.0 million private placement of 5.375% senior secured notes due 2020 (the “2020 Notes”).

The 2020 Senior Secured Notes bore interest at 5.375% per annum, payable semiannually on June 1 and December 1, with a scheduled maturity on June 1, 2020.

The 2020 Senior Secured Notes were guaranteed by each of our subsidiaries that own the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana (the “Shared Collateral Vessels”), each of our subsidiaries that own or previously owned equity or similar interests in a Shared Collateral Vessel-owning subsidiary, and certain other of our subsidiaries that are parties to charters in respect of the Shared Collateral Vessels, and by certain other future subsidiaries.

The 2020 Senior Secured Notes were secured, on an equal and ratable, first priority basis, with the obligations under the Senior Secured Term Loan B (as defined below), the 2013 Revolving Credit Facility (as defined below) and certain future obligations, subject to payment priorities in favor of lenders under the 2013 Revolving Credit Facility pursuant to the terms of an intercreditor agreement (the “Pre-Petition Intercreditor Agreement”), by liens on the Shared Collateral Vessels, a pledge of the equity of the entities that own the Shared Collateral Vessels, assignments of earnings and insurance proceeds with respect to the Shared Collateral Vessels, and certain other assets of the subsidiary guarantors (collectively, the “Shared Collateral”).

Effective November 19, 2018, pursuant to the Plan, we issued common shares in satisfaction of the 2020 Notes and thus they are no longer outstanding.

2018 Senior Secured Institutional Term Loan – Term Loan B

On June 3, 2013, we entered into a $750.0 million senior secured institutional term loan maturing 2018 (the “Term Loan B”). The Term Loan B bore interest, at our election, at either (1) LIBOR, which would not be less than a floor of 1% plus a margin of 3.5% per annum, or (2) a rate of interest per annum equal to (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% or (iii) 1% per annum above the one-month LIBOR, whichever was the highest rate in each case plus a margin of 2.5% per annum. Interest was payable quarterly.  The Term Loan B required quarterly amortization payments of $1.9 million and had a scheduled maturity on June 3, 2018; however, we did not make these payments during the pendency of our Chapter 11 proceedings.

Term Loan B was secured by the Shared Collateral and subject to the terms and provisions of the Pre-Petition Intercreditor Agreement.

Effective November 19, 2018, pursuant to the Plan, we issued common shares in satisfaction of Term Loan B and thus it is no longer outstanding.

2013 Revolving Credit Facility

On June 3, 2013, we entered into a $500.0 million senior secured revolving credit facility with a scheduled maturity on June 3, 2018 (as amended, the “2013 Revolving Credit Facility”). The 2013 Revolving Credit Facility was secured by the Shared Collateral and subject to the provisions of the Pre-Petition Intercreditor Agreement. The 2013 Revolving Credit Facility permitted loans to be extended up to a maximum sublimit of $475.0 million and permitted letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $475.0 million overall facility limit.

Borrowings under the 2013 Revolving Credit Facility bore interest, at our option, at either (1) LIBOR plus a margin ranging from 3.25% to 3.75% based on our leverage ratio, or (2) a rate of interest per annum equal to (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% or (iii) 1% per annum above the one-month LIBOR, whichever was the highest rate in each case plus a margin ranging from 2.25% to 2.75% per annum based on our leverage ratio. Undrawn commitments accrued a fee ranging from 1.3% to 1.5% per annum based on our leverage ratio. Interest was payable quarterly. Outstanding but undrawn letters of credit accrued a fee at a rate equal to the margin on LIBOR loans minus 1%.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Effective November 19, 2018, pursuant to the Plan, we repaid the 2013 Revolving Credit Facility in full and thus it is no longer outstanding.

Maturities of Long-Term Debt

As of December 31, 2018, the aggregate maturities of our debt, excluding any PIK interest and net unamortized premium of $7.1 million, were as follows:

(in thousands)
Years ending December 31,
2019	$—
2020	—
2021	—
2022	—
2023	750,000
Thereafter	273,614
Total	$1,023,614

Note 9—Income Taxes

Pacific Drilling S.A., a holding company and Luxembourg resident, is subject to Luxembourg corporate income tax and municipal business tax at a combined rate of 26.0% for the year ended December 31, 2018, 27.1% for the year ended December 31, 2017, and 29.2% for the year ended December 31, 2016. Qualifying dividend income and capital gains on the sale of qualifying investments in subsidiaries are exempt from Luxembourg corporate income tax and municipal business tax. Consequently, the Company expects dividends from its subsidiaries and capital gains from sales of investments in its subsidiaries to be exempt from Luxembourg corporate income tax and municipal business tax.

Under the Plan, the Term Loan B, 2020 Notes, and 2017 Notes were cancelled and extinguished in exchange for common shares of Pacific Drilling S.A., resulting in cancellation of debt income (“CODI”) for Pacific Drilling S.A. of $863.1 million as calculated under Luxembourg accounting and tax principles. Article 52 of Luxembourg Income Tax Law generally provides for an exemption from income tax for CODI that remains after the utilization of net operating losses. As part of the Plan, certain intercompany debt was extinguished, resulting in bad debt losses for Pacific Drilling S.A., which together with its available net operating losses, is sufficient to fully offset CODI of Pacific Drilling S.A. that resulted from the Plan.

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

Loss before income taxes consists of the following:

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Years ended December 31,
	December 31, 2018	November 19, 2018	2017	2016
(in thousands)
Luxembourg	$(9,738)	$(500,317)	$349	$190,849
United States	3,558	(10,467)	1,301	3,855
Other jurisdictions	(28,073)	(1,646,401)	(513,953)	(209,754)
Loss before income taxes	$(34,253)	$(2,157,185)	$(512,303)	$(15,050)

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

The components of income tax (provision) benefit consist of the following:

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Years ended December 31,
	December 31, 2018	November 19, 2018	2017	2016
(in thousands)
Current income tax benefit (expense):
Luxembourg	$292	$(866)	$(2,287)	$53
United States	(90)	(641)	(3,202)	(1,874)
Other foreign	60	(288)	35	(4,792)
Total current	$262	$(1,795)	$(5,454)	$(6,613)
Deferred tax benefit (expense):
Luxembourg	$6,454	$6,924	$321	$(2,893)
United States	(15)	(1,902)	(6,145)	(448)
Other foreign	68	(919)	(1,585)	(12,153)
Total deferred	$6,507	$4,103	$(7,409)	$(15,494)
Income tax expense	$6,769	$2,308	$(12,863)	$(22,107)

A reconciliation between the Luxembourg statutory rate of 26.0% for the year ended December 31, 2018, 27.1% for the year ended December 31, 2017 and 29.2% for the year ended December 31, 2016 and our effective tax rate is as follows:

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Years ended December 31,
	December 31, 2018	November 19, 2018	2017	2016
Statutory rate	26.0%	26.0%	27.1%	29.2%
Effect of tax rates different from the Luxembourg statutory tax rate	(25.3)%	(18.7)%	(19.2)%	(13.2)%
Change in valuation allowance	18.7%	(4.3)%	(8.0)%	(85.1)%
Changes in unrecognized tax benefits	(1.0)%	(0.2)%	(0.8)%	(75.9)%
Equity based compensation shortfall	—%	(0.1)%	(1.2)%	(7.0)%
Change in enacted statutory tax rates	—%	—%	(0.5)%	—%
Adjustments related to prior years	1.3%	—%	0.1%	5.1%
Fresh start accounting	—%	(2.6)%	—%	—%
Effective tax rate	19.7%	0.1%	(2.5)%	(146.9)%

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

The components of deferred tax assets and liabilities consist of the following:

	Successor	Predecessor
	December 31, 2018	December 31, 2017
(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$549,107	$52,568
Depreciation and amortization	188,161	35,873
Accrued payroll expenses	2,307	4,595
Deferred revenue	42	2,189
Other	307	1,119
Deferred tax assets	739,924	96,344
Less: valuation allowance	(701,727)	(86,495)
Total deferred tax assets	$38,197	$9,849

Deferred tax liabilities:
Depreciation and amortization	$(22,134)	$(6,505)
Deferred expenses	—	(1,459)
Other	(5)	(88)
Total deferred tax liabilities	$(22,139)	$(8,052)

Net deferred tax assets	$16,058	$1,797

As of December 31, 2018 and 2017, the Company had gross deferred tax assets of $549.1 million and $52.6 million, respectively, related to loss carry forwards in various worldwide tax jurisdictions. The majority of the loss carry forwards are in Luxembourg and have a related gross deferred tax asset of $504.2 million that expires in 2034. The remaining loss carry forwards have no expiration.

A valuation allowance for deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2018 and 2017, the valuation allowance for deferred tax assets was $701.7 million and $86.5 million, respectively.

We consider the earnings of certain of our subsidiaries to be indefinitely reinvested. Accordingly, we have not provided for taxes on these unremitted earnings. Should we make distributions from the unremitted earnings of these subsidiaries, we would be subject to taxes payable in certain jurisdictions. As of December 31, 2018, the amount of indefinitely reinvested earnings was approximately $20.0 million, and if all of these indefinitely reinvested earnings were distributed, we would be subject to estimated taxes of approximately $1.0 million.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. As of December 31, 2018, we had $42.5 million of unrecognized tax benefits which were included in other long-term liabilities on our consolidated balance sheets and would impact our consolidated effective tax rate if realized. To the extent we have income tax receivable balances available to utilize against amounts payable for unrecognized tax benefits, we have presented such receivable balances as a reduction to other long-term liabilities on our consolidated balance sheets. A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the Successor period in 2018 and for the Predecessor periods in 2018 and 2017 is as follows:

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Year Ended
	December 31, 2018	November 19, 2018	December 31, 2017
(in thousands)
Balance, beginning of period	$41,831	$38,860	$34,027
Increases in unrecognized tax benefits as a result of tax positions taken during current year	626	2,971	4,833
Balance, end of period	$42,457	$41,831	$38,860

As of December 31, 2018 and 2017, we have no accrued interest and penalties related to uncertain tax positions on our balance sheet as such payments would not be required by law.

The Company is subject to taxation in various U.S., foreign, and state jurisdictions in which it conducts business. Tax years as early as 2011 remain subject to examination. As of December 31, 2018, the Company has ongoing tax audits in Nigeria and Brazil.

Note 10—Revenue from Contracts with Clients

Contract Assets and Liabilities

Accounts receivable are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. Payment terms on invoiced amounts are typically 30 days. As of December 31, 2018 and 2017, accounts receivable on our consolidated balance sheets were presented net of allowance for doubtful accounts of $0.0 and $2.6 million, respectively.

Contract assets consist of demobilization revenue that we expect to receive and is recognized ratably throughout the contract term but invoiced upon completion of the demobilization activities. Once the demobilization revenue is invoiced, the corresponding contract asset is transferred to accounts receivable.

Contract liabilities include payments received for mobilization, contract preparation and capital upgrade activities, which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.

Contract assets and liabilities are netted at a contract level, such that deferred revenue for mobilization, contract preparation and capital upgrade (contract liabilities) is netted with any accrued demobilization revenue (contract asset) for each applicable contract. Net current contract asset and liability balances are included in “Prepaid expenses and other current assets” and “Deferred revenue, current,” respectively, and net noncurrent contract asset and liability balances are included in “Other assets” and “Deferred revenue,” respectively, on our consolidated balance sheets.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

The following table provides information about trade receivables, contract assets and contract liabilities:

	Successor	Predecessor
	December 31,	January 1,
	2018	2018
(in thousands)
Trade receivables, net	$40,144	$40,398
Current contract liabilities (deferred revenue)	—	23,966
Noncurrent contract liabilities (deferred revenue)	—	12,973

Significant changes in contract assets and contract liabilities for the Predecessor period in 2018 are as follows:

	Contract Assets	Contract Liabilities
	(in thousands)
Balance at January 1, 2018	$—	$(36,939)
Decrease due to amortization of deferred revenue	—	20,212
Decrease due to completion of prepaid services	—	2,305
Increase due to cash received, excluding amounts recognized as revenue	—	(1,824)
Decrease due to fresh start accounting adjustments (Note 3)	—	16,246
Balance at November 19, 2018 (Predecessor)	$—	$—

There were no material activities for the Successor period in 2018.

Contract Fulfillment Costs

Certain direct and incremental costs incurred for upfront preparation and initial mobilization of contracted rigs represent costs of fulfilling a contract as they relate directly to a contract, enhance resources that will be used to satisfy our performance obligations in the future and are expected to be recovered. Such costs are deferred as a current or noncurrent asset depending on the length of the initial contract term and amortized ratably to operating expenses as services are rendered over the initial term of the related drilling contract. As of December 31, 2018, these contract fulfillment costs were $0.4 million and reported in “Deferred costs, current” on our consolidated balance sheets. During the Successor and Predecessor periods in 2018, amortization of such costs was $0.1 million and $7.5 million respectively, and there was no impairment of deferred contract costs.

Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process. Costs incurred for capital upgrades for a contract are capitalized as property and equipment and depreciated over the estimated useful life of the asset.

Future Amortization of Contract Liabilities

As of December 31, 2018, there is no revenue expected to be recognized in the future related to unsatisfied performance obligations. We have applied the optional exemption in Topic 606 and have not disclosed the variable consideration related to our estimated future dayrate revenue.

Note 11—Shareholders’ Equity

In 2016, we cancelled 0.7 million treasury shares repurchased under a share repurchase program. We accounted for this non-cash transaction by netting the treasury shares at total cost of $30.0 million against the statutory share capital of the cancelled shares and additional paid-in capital.

In accordance with the Plan, effective November 19, 2018, by shareholder approval at an Extraordinary General Meeting, the Company effectuated, among other things, a 1-for-10,000 reverse stock split of its existing common shares (the “Reverse Stock Split”). On the effective date of the Reverse Stock Split, the Company’s shareholders received one new common share for every 10,000 common shares they owned. No fractional shares were issued in connection with the Reverse Stock Split; instead, holders of fractional shares were paid in cash, which amount was not material in the aggregate.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

In addition, at an Extraordinary General Meeting, the Company’s shareholders approved the increase in the Company’s share capital to $825,000, or 82.5 million shares, of which approximately 75.0 million shares were issued and are outstanding in connection with emergence and the remaining approximately 7.5 million authorized shares were issued to Pacific Drilling Administrators Limited and reserved for issuance pursuant to the 2018 Stock Plan.

As of December 31, 2018, the Company’s share capital consisted of 82.5 million common shares authorized, $0.01 par value per share, of which 75.0 million common shares were issued and outstanding.

Note 12—Share-Based Compensation

We recorded share-based compensation expense and related tax benefit within our consolidated statements of operations as follows:

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Years Ended December 31,
	December 31, 2018	November 19, 2018	2017	2016
(in thousands)
Operating expenses	$—	$177	$416	$658
General and administrative expenses	599	2,366	6,403	6,436
Share-based compensation expense	599	2,543	6,819	7,094
Tax benefit (a)	(126)	—	(1,147)	(2,011)
Total	$473	$2,543	$5,672	$5,083

(a)

The effects of tax benefits from share-based compensation expense are included within income tax expense in our consolidated statements of operations. As a result of the cancellation of all equity and equity-based awards granted under the Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (the “2011 Stock Plan”), we do not expect any tax benefit from share-based compensation expense during the Predecessor period in 2018.

On November 28, 2018, the board of directors approved the 2018 Stock Plan pursuant to which the Company may issue up to 7.5 million common shares to 2018 Stock Plan participants using various types of stock-based incentive awards, including stock options, restricted shares, restricted share units and other equity-based awards. The Compensation Committee of the board of directors determines the terms and conditions of equity awards made to participants under the 2018 Stock Plan.

Prior to the adoption of the 2018 Stock Plan, the  2011 Stock Plan provided for the grant of equity-based or equity-related awards to directors, officers, employees and consultants. In connection with our emergence from bankruptcy on November 19, 2018, all equity and equity-based awards granted under the 2011 Stock Plan were cancelled and are no longer outstanding.

Stock Options

During the Predecessor periods in 2018,  2017 and 2016, there were no options granted or exercised. A summary of option activity under the 2011 Stock Plan in the Predecessor period of 2018 is as follows:

	Number of Shares Under Option	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)	(per share)	(in years)	(in thousands)
Outstanding — January 1, 2018 (Predecessor)	279	$64.76
Granted	—
Exercised	—
Cancelled or forfeited	(279)	64.76
Outstanding — November 19, 2018 (Predecessor)	—	$—	—	$—
Exercisable — November 19, 2018 (Predecessor)	—	$—	—	$—

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

During the Successor period in 2018, no options were granted under the 2018 Stock Plan.

Restricted Share Units (“RSUs”)

Pursuant to the 2011 Stock Plan, the Company granted restricted share units to certain members of our board of directors, executives and employees to be settled in shares of our stock. In 2017, the Company converted all 0.3 million of unvested restricted share units granted in 2016 into cash-settled restricted share units. We accounted for the modification by transferring $0.6 million amortized expense from equity to liability.

Pursuant to the 2018 Stock Plan,  in December 2018, the board of directors granted an aggregate of 565,000 restricted share units to our Chairman of the Board, our Chief Executive Officer and our two other Class A directors. The fair value of restricted share units is determined using the market value of our shares on the date of grant. The restricted share units granted to our Chairman of the Board and Chief Executive Officer were 50% time-vested RSUs and 50% performance-based RSUs.  The time-vested RSUs vest one-third on the second anniversary of the grant date, one-third on the third anniversary of the grant date, and one-third on the fourth anniversary of the grant date, with accelerated vesting upon a change of control of the Company. The performance-based RSUs vest only upon the satisfaction of performance conditions. The RSUs granted to the other Class A directors are time-vested RSUs that vest in equal annual installments on each of the first and second anniversary of the grant date, with accelerated vesting upon a change of control of the Company.

A summary of RSUs activity for the year ended December 31, 2018 is as follows:

	Number of Restricted Stock Units	Weighted-Average Grant-Date Fair Value
	(in thousands)	(per share)
Nonvested — January 1, 2018 (Predecessor)	70	$45.28
Granted	—	—
Vested	(37)	54.25
Cancelled or forfeited	(33)	33.63
Nonvested — November 19, 2018 (Predecessor)	—	$—

Nonvested — November 20, 2018 (Successor)	—	$—
Granted	565	13.00
Vested	—	—
Cancelled or forfeited	—	—
Nonvested — December 31, 2018 (Successor)	565	$13.00

No RSUs were granted for the year ended December 31, 2017. The total grant-date fair value of the RSUs vested was $2.0 million, $5.2 million and $4.8 million for the Predecessor periods in 2018, 2017 and 2016, respectively.

As of December 31, 2018, total compensation costs related to nonvested time-based RSUs not yet recognized was $3.8 million and is expected to be recognized over a weighted-average period of 2.9 years.

Stock Bonus Awards

In December 2018, our board of directors approved the issuance of an aggregate of 39,614 common shares to 269 participants as stock bonus awards under the 2018 Stock Plan, of which 8,061 shares were withheld for the payment of taxes resulting in a net issuance of 31,553 common shares.

Cash-Settled Restricted Share Units

Pursuant to the 2011 Stock Plan, the Company granted cash-settled restricted share units to certain of our executives and employees. The value of cash-settled restricted share units was determined based on our common share price on the vesting date and were paid in cash with no actual shares issued. Compensation expense of cash-settled restricted share units was remeasured each quarter with a cumulative adjustment to compensation cost during the period based on changes in our share price.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

During the Predecessor period in 2018, 0.1 million of cash-settled restricted share units vested and were settled for an immaterial amount, and all of the remaining 0.4 million units were forfeited.

During the Successor period in 2018, no cash-settled restricted share units were granted under the 2018 Stock Plan.

Note 13—Earnings per Share

The following reflects the income and the share data used in the basic and diluted EPS computations:

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Years Ended December 31,
	December 31, 2018	November 19, 2018	2017	2016
(in thousands, except per share information)
Numerator:
Net loss, basic and diluted	$(27,484)	$(2,154,877)	$(525,166)	$(37,157)
Denominator:
Weighted-average number of common shares outstanding, basic	75,010	21,359	21,315	21,167
Weighted-average number of common shares outstanding, diluted	75,010	21,359	21,315	21,167
Loss per share:
Basic	$(0.37)	$(100.89)	$(24.64)	$(1.76)
Diluted	$(0.37)	$(100.89)	$(24.64)	$(1.76)

The following table presents the share effects of share-based compensation awards excluded from our computations of diluted EPS as their effect would have been anti-dilutive for the periods presented:

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Years Ended December 31,
	December 31, 2018	November 19, 2018	2017	2016
(in thousands)
Share-based compensation awards	161	314	349	1,217

Note 14—Available-for-Sale Securities

In June and August 2017, we received certain equity securities of Hyperdynamics Corporation (“Hyperdynamics”), consisting of 4,677,450 Hyperdynamics common shares and warrants to purchase 3,082,194 Hyperdynamics common shares issued to us as payment of a portion of our revenues due under a drilling contract with Hyperdynamics.

In September 2017, Hyperdynamics announced that its exploration well did not encounter hydrocarbons, and in December 2017 filed for Chapter 7 bankruptcy in the U.S. Bankruptcy Court for the Southern District of Texas. During the year ended December 31, 2017, we recognized an other-than-temporary impairment in our Hyperdynamics available-for-sale securities of $6.8 million, recorded in other expense in our consolidated statements of operations. As of December 31, 2018 and 2017, the aggregate fair value and cost basis of our investment were $0.

Note 15—Derivatives

We are exposed to market risk from changes in interest rates and foreign exchange rates. From time to time, we have entered into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

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

In 2014, we entered into a series of foreign currency forward contracts as a cash flow hedge against future exchange rate fluctuations between the Euro and U.S. dollar. We used the forward contracts to hedge Euro payments for forecasted capital expenditures. As of December 31, 2016, the forward contracts were fully settled. Upon settlement, we paid U.S. dollars and received Euros at forward rates ranging from $1.25 to $1.27. As a result of settling the effective hedge in 2016, we incurred net cash outflows of $1.8 million, and reclassified the amounts from accumulated other comprehensive income to property and equipment.

We had no outstanding derivatives as of December 31, 2018 and 2017.

The following table summarizes the cash flow hedge gains and losses:

	Gain (Loss) Recognized in Other Comprehensive Income (“OCI”)								Loss Reclassified from Accumulated OCI into Income
	Successor			Predecessor					Successor			Predecessor
Derivatives in Cash Flow Hedging Relationships	Period From November 20, 2018 through December 31,			Period From January 1, 2018 through November 19,		Years Ended December 31,			Period From November 20, 2018 through December 31,			Period From January 1, 2018 through November 19,		Years Ended December 31,
	2018			2018		2017		2016	2018			2018		2017		2016
(in thousands)
Interest rate swaps	$—			$643		$4,700		$2,713	$—			$643		$5,265		$8,798
Foreign currency forward contracts	$—	$ -	$ -	$—	$ -	$—	$ -	$1,584	$—	$ -	$ -	$—	$ -	$—	$ -	$—

For the Predecessor period ended November 19, 2018 and the years ended December 31, 2017 and 2016, we reclassified $0, $4.5 million and $8.0 million to interest expense and $0.6 million, $0.8 million and $0.8 million to depreciation from accumulated other comprehensive loss, respectively.

Note 16—Fair Value Measurements

We estimated fair value by using appropriate valuation methodologies and information available to management as of December 31, 2018 and 2017. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

The estimated fair value of cash and cash equivalents, restricted cash, accounts receivable, other receivable, accounts payable and accrued expenses approximated their carrying value due to their short-term nature. It is not practicable to estimate the fair value of the SSCF debt and 2013 Revolving Credit Facility as of December 31, 2017. The following table presents the carrying value and estimated fair value of our cash and cash equivalents and other financial instruments:

	Successor		Predecessor
	December 31, 2018		December 31, 2017
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
(in thousands)
Cash and cash equivalents	$367,577	$367,577	$308,948	$308,948
2017 Senior Secured Notes	—	—	438,880	243,847
2018 Senior Secured Term Loan B	—	—	722,706	290,841
2020 Senior Secured Notes	—	—	750,000	307,500
First Lien Notes	747,400	714,953	—	—
Second Lien PIK Notes	291,935	285,548	—	—
Receivable from unconsolidated subsidiaries	204,790	205,790	—	—

We estimate the fair value of our cash equivalents using significant other observable inputs, representative of a Level 2 fair value measurement, including the net asset values of the investments. As of December 31, 2018 and 2017, the aggregate carrying amount of our cash equivalents was $331.3 million and $220.7 million, respectively. We estimate the fair values of our variable-rate and fixed-rate debt using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.

We applied a probability weighted approach to estimate the value of assets associated with the Zonda Arbitration, which was presented within receivable from unconsolidated subsidiaries on our consolidated balance sheets as of December 31, 2018. The analysis included estimating probabilities of success for the various outcomes and expected cash flows associated with each outcome. The probability weighted cash flows were discounted to the balance sheet date using market data. The analysis utilized certain unobservable inputs that require significant judgment for which there is little or no market data, which represent Level 3 fair value measurements. These included, but were not limited to, probability and timing of successfully recovering the advance payments and purchased equipment.

See Note 15 for further discussion of our use of financial instruments.

Note 17—Commitments and Contingencies

Operating Leases—We lease office space in countries in which we operate. As of December 31, 2018, the future minimum lease payments under the non-cancelable operating leases with lease terms in excess of one year was as follows:

(In thousands)
Years Ending December 31,
2019	$1,549
2020	1,472
2021	1,499
2022	1,525
2023	1,552
Thereafter	1,179
Total future minimum lease payments	$8,776

During the Predecessor periods in 2018, 2017 and 2016, rent expense was $1.6 million, $2.4 million and $2.5 million, respectively. Rent expense for the Successor period in 2018 was immaterial.

Commitments—As of December 31, 2018, we had commitments for capital expenditures related to rig enhancements of $20.8 million.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Customs bonds—As of December 31, 2018, we were contingently liable under certain customs bonds totaling approximately $23.0 million issued as security in the normal course of our business.

Contingencies—It is to be expected that we will routinely be involved in litigation and disputes arising in the ordinary course of our business.

On the Petition Date, Pacific Drilling S.A. and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. As a result of the Chapter 11 proceedings, attempts to prosecute, collect, secure or enforce remedies with respect to pre-petition claims against us were subject to the automatic stay provisions of Section 362(a) of the Bankruptcy Code, including litigation relating to us and our subsidiaries that were Debtors in the Chapter 11 proceedings. On November 19, 2018, the Debtors emerged from bankruptcy after successfully completing their reorganization pursuant to the Plan. See Note 2.

In January 2013, our subsidiary Pacific Drilling VIII Limited (“PDVIII”) entered into, and our subsidiary Pacific Drilling Services, Inc. (“PDSI”) guaranteed, a contract with SHI for the construction of the Pacific Zonda, with a purchase price of approximately $517.5 million and original delivery date of March 31, 2015 (the “Construction Contract”). On October 29, 2015, we exercised our right to rescind the Construction Contract due to SHI’s failure to timely deliver the drillship in accordance with the contractual specifications. SHI rejected our rescission, and on November 25, 2015, formally commenced an arbitration proceeding against us in London under the Arbitration Act 1996 before a tribunal of three arbitrators (as specified in the Construction Contract) (the “Tribunal”). SHI claims that we wrongfully rejected their tendered delivery of the drillship and seeks the final installment of the purchase price under the Construction Contract. On November 30, 2015, we made demand under the third-party refund guarantee accompanying the Construction Contract for the amount of our advance payments made under the Construction Contract of approximately $181.1 million, plus interest. Any payment under the refund guarantee is suspended until an award under the arbitration is obtained. In addition to seeking repayment of our advance payments made under the Construction Contract, we have made a counterclaim for the return of our purchased equipment, or the value of such equipment, and damages for our wasted expenditures. We own $75.0 million in purchased equipment for the Pacific Zonda, a majority of which remains on board the Pacific Zonda. As part of our “first day” relief in the Chapter 11 proceedings, the Bankruptcy Court granted us a modification of the automatic stay provisions of the Bankruptcy Code to allow us to proceed with this arbitration.

An evidentiary hearing was held in London before the Tribunal from February 5 through March 2, 2018. Written closing submissions and short replies to such submissions were filed with the Tribunal in May 2018. Oral closing submissions were heard by the Tribunal in early August 2018. We expect the Tribunal to render its award within the next several months.

SHI has asserted claims against PDVIII and PDSI, secured by the Pacific Zonda, for approximately $387.4 million, for the remaining unpaid purchase price, interest and costs. The Zonda Debtors filed a separate plan of reorganization which was confirmed by order of the Bankruptcy Court on January 30, 2019 and are not Debtors under the Plan. On the date the plan was confirmed, PDVIII and PDSI had $4.6 million in cash and no other material assets after accounting for post-petition administrative expenses (other than the value of their claims against SHI) for SHI to recover against on account of its claims. It is expected that the Zonda Debtors will emerge from bankruptcy pursuant to their separate plan of reorganization after the successful resolution of the arbitration proceeding. If the Zonda Debtors are unsuccessful in the arbitration, the Company expects to liquidate the Zonda Debtors.

Based on our assessment of the facts and circumstances of the rescission, we believe the recovery of the advance payments, accrued interest and the purchased equipment on board the Pacific Zonda is probable. Therefore, we have recognized the related assets on our consolidated balance sheets at December 31, 2018 and 2017. See Note 7.

We do not believe that the ultimate outcome resulting from this arbitration will have a material adverse effect on our financial position, results of operations or cash flows.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Note 18—Concentrations of Credit and Market Risk

Financial instruments that potentially subject the Company to credit risk are primarily cash equivalents, restricted cash and accounts receivable. At times, cash equivalents and restricted cash may be in excess of FDIC insurance limits.

With regard to accounts receivable, we have an exposure from our concentration of clients within the oil and natural gas industry. This industry concentration has the potential to impact our exposure to credit and market risks as our clients could be affected by similar changes in economic, industry or other conditions. However, we believe that the credit risk posed by this industry concentration has been largely offset by the creditworthiness of our client base and receipt of advanced payments before providing services to certain clients.

During the years ended December 31, 2018, 2017 and 2016, the percentage of revenues earned from our clients was as follows:

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Years Ended December 31,
	December 31, 2018	November 19, 2018	2017	2016
Chevron	82.1%	84.0%	81.6%	77.1%
Eni	17.9%	—%	—%	—%
Petronas	—%	14.2%	—%	—%
Total	—%	—%	—%	22.9%
Other	—%	1.8%	18.4%	—%

Some of our employees in Nigeria are represented by unions. As of December 31, 2018 and 2017, approximately 1% of our labor force was covered by collective bargaining agreements, all of which are subject to annual salary negotiation.

Note 19—Segments and Geographic Areas

Our drillships are part of a single, global market for contract drilling services and can be redeployed globally in response to changing demands. We consider the operations of each of our drillships to be an operating segment. We evaluate the financial performance of each of our drillships and our overall fleet based on several factors, including revenues from clients and operating profit. The consolidation of our operating segments into one reportable segment is attributable to how we manage our fleet, including the nature of our services provided, type of clients we serve and the ability of our drillships to operate in a single, global market. The accounting policies of our operating segments are the same as those described in the summary of significant accounting policies. See Note 4.

As of December 31, 2018, the Pacific Bora was located offshore Nigeria and the Pacific Sharav was located offshore the United States. As of December 31, 2018, the Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Meltem were anchored at Las Palmas.

During the years ended December 31, 2018, 2017 and 2016, the percentage of revenues earned by geographic area, based on drilling location, is as follows:

	Successor	Predecessor
	Period From	Period From
	November 20, 2018	January 1, 2018
	through	through	Years Ended December 31,
	December 31, 2018	November 19, 2018	2017	2016
United States	82.1%	84.0%	81.6%	56.9%
Nigeria	17.9%	1.8%	11.2%	43.1%
Other	—%	14.2%	7.2%	—%

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Note 20—Variable Interest Entities

The carrying amounts associated with our consolidated variable interest entities, after eliminating the effect of intercompany transactions, were as follows:

	Successor	Predecessor
	December 31, 2018	December 31, 2017
(in thousands)
Assets	$2,381	$3,142
Liabilities	(1,037)	(1,548)
Net carrying amount	$1,344	$1,594

PIDWAL is a joint venture formed to provide drilling services in Nigeria. PIDWAL has a 50.1% ownership interest in two of our rig holding subsidiaries, Pacific Bora Ltd. and Pacific Scirocco Ltd., and we own 49.9% of such entities through our wholly-owned subsidiary Pacific Drilling Limited (“PDL”).  PIDWAL’s interest in the rig holding subsidiaries is held through a holding company, Pacific Drillship Nigeria Limited (“PDNL”), of which it owns 99.9%, and PDL owns the remaining 0.1%. We determined that each of these companies met the criteria of a variable interest entity for accounting purposes because its equity at risk was insufficient to permit it to carry on its activities without additional subordinated financial support from us. We also determined that we were the primary beneficiary for accounting purposes since (a) for PIDWAL, we had the power to direct the day-to-day management and operations of the entity, and for PDNL we had the power to secure and direct its equity investment, which are the activities that most significantly impact each entity’s economic performance, and (b) we had the obligation to absorb losses or the right to receive a majority of the benefits that could be potentially significant to the variable interest entities. As a result, we consolidate PIDWAL and PDNL in our consolidated financial statements.

During the Successor period in 2018 and the Predecessor periods in 2018, 2017 and 2016, we provided financial support to PIDWAL to enable it to operate as a going concern by funding its working capital via intercompany loans and payables.

During the Successor period in 2018 and the Predecessor periods in 2018, 2017 and 2016, we provided financial support to PDNL to fund its equity investment in our rig-owning entities operating in Nigeria via intercompany loans. Both the equity investment and intercompany loans of PDNL are eliminated upon consolidation.

Note 21—Retirement Plans

We sponsor a defined contribution retirement plan covering substantially all U.S. employees and an international savings plan covering international employees. During the Successor period in 2018 and the Predecessor periods in 2018, 2017 and 2016, our total employer contributions to both plans amounted to $0.3 million, $2.3 million, $2.8 million and $4.1 million, respectively.

Note 22—Supplemental Cash Flow Information

During the Successor period in 2018 and the Predecessor periods in 2018, 2017 and 2016, we paid $0,  $97.2 million, $120.8 million and $169.8 million of interest, respectively. During the Successor period in 2018 and the Predecessor periods in 2018, 2017 and 2016, we paid income taxes of $0.2 million, $3.9 million, $4.9 million and $12.3 million, respectively.

During the Successor period and Predecessor period in 2018, we paid $36.6 million and $56.0 million in reorganization items, respectively.

During the Predecessor period in 2018, the following non-cash financing activities occurred:

•

We converted $1.2 billion of liabilities subject to compromise into equity when holders of the Company’s Term Loan B, 2017 Notes and 2020 Notes received an aggregate of 24,416,442 common shares in exchange for their claims.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

•

We issued approximately $23.6 million aggregate principal amount of Second Lien PIK Notes as a commitment fee to the Ad Hoc Group for their agreement to backstop the issuance of the Second Lien PIK Notes.

•	We issued an aggregate of 2,566,056 common shares as a fee to the Ad Hoc Group for their agreement to backstop the equity rights offering.
•	We incurred approximately $14.6 million in debt and equity financing costs that were unpaid as of November 19, 2018.

Within our consolidated statements of cash flows, capital expenditures represent expenditures for which cash payments were made during the period. These amounts exclude accrued capital expenditures, which are capital expenditures that were accrued but unpaid. During the Successor period in 2018 and the Predecessor periods in 2018, 2017 and 2016, changes in accrued capital expenditures were $4.3 million, $1.1 million, $(18.5) million and $(9.0) million, respectively.

Note 23—Related Party Transactions

We have determined that Abrams Capital Management, L.P., Avenue Capital Management II, L.P., Strategic Value Partners, LLC and certain of their affiliates (the “Principal Shareholders”) meet the definition of related parties under U.S. GAAP. As of December 31, 2018, the Principal Shareholders held $36.1 million of our Second Lien PIK Notes.

During the Predecessor periods in 2018 and 2017, the following related party transactions occurred:

Pursuant to the Global Settlement entered into in August 2018 with QP, and as approved by the Bankruptcy Court, the Company agreed to reimburse QP up to $13.0 million for fees and out-of-pocket expenses incurred in connection with the Debtors’ Chapter 11 proceedings, of which $12.0 million was recorded in reorganization items in our consolidated statements of operations.

In September 2018, QP purchased $20.0 million in principal amount of our Second Lien PIK Notes in our offering of such notes.

During 2018, we paid QP an aggregate of $0.7 million in director fees for services provided by directors affiliated with QP.

In August 2017, we executed an agreement with QP for the reimbursement or payment of certain legal and advisory fees incurred by QP and related to its participation in the negotiation of our debt restructuring. During the year ended December 31, 2017, we incurred fees of $3.2 million under such agreement. This agreement expired by its terms upon our filing of the Bankruptcy Petitions.

Note 24—Summarized Financial Information of Zonda Debtors

The following presents summarized financial information of the Zonda Debtors which were deconsolidated as of November 19, 2018 and accounted for under the equity method in the Successor period in 2018.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements―Continued

Pacific Drilling VIII Limited and Pacific Drilling Services, Inc.

Summarized Financial Information

(in thousands)

Period From
November 20, 2018
through
December 31, 2018

Intercompany revenues	$1,410
Costs and expenses	(499)
Operating income	911
Net income	392

December 31,
2018

Current assets	$5,569
Noncurrent assets	213,725
Current liabilities	1,864
Noncurrent liabilities(a)	331,786

(a)	Noncurrent liabilities primarily consist of pre-petition intercompany payable.

Note 25—Subsequent Events

On February 22, 2019, our shareholders approved a share repurchase program for a total expenditure of up to $15.0 million for a two-year period.  We may purchase shares in one or several transactions on the open market or otherwise; however, we are not obligated to repurchase any dollar amount or specific number of common shares under the program.  We anticipate that repurchases will be funded with cash on hand.  As of March 1, 2019, we had not repurchased any common shares under this program.

On February 25, 2019, the board of directors approved the issuance of an aggregate 1,232,379 RSUs.